Form 20-F
period 2002-12-31
LINGO MEDIA INC
filed 2003-08-06
CIK 1177167

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Annual Report

FORM 20-F

[     ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

[ X ]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[     ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________.

Commission file number ____________________

LINGO MEDIA INC.

(Exact name of Registrant as specified in its charter)

Ontario, Canada

(Jurisdiction of incorporation or organization)

151 Bloor Street West, #890, Toronto, Ontario, Canada M5S 1S4

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by this annual report:

20,733,827

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.

Yes [ X ]

No [ X ]

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 [ X ]

Item 18 [    ]

LINGO MEDIA INC.

FORM 20-F ANNUAL REPORT

TABLE OF CONTENTS

PART I

Item 1.  Identity of Directors, Senior Management and Advisors

Item 2.  Offer Statistics and Expected Timetable

Item 3.  Key Information

Item 4.  Information on the Company

Item 5.  Operating and Financial Review and Reports

Item 6.  Directors, Senior Management and Employees

Item 7.  Major Shareholders and Related Party Transactions

Item 8.  Financial Information

Item 9.  The Offer and Listing

Item 10. Additional Information

Item 11.  Quantitative and Qualitative Disclosures About Market Risk

Item 12.  Description of Securities Other Than Equity Securities

PART II

Item 13.  Default, Dividend Arrearages and Delinquencies

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

Item 15.  Controls and Procedures

Item 16.  Reserved

PART III

Item 17.  Financial Statements

Item 18.  Financial Statements

Item 19.  Exhibits

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1.A.1.  Directors

Table No. 1 lists as of June 30, 2003 the names of the Directors of the Company.

Table No. 1

Directors

Name	Age	Date First Elected/Appointed
Richard J.G. Boxer(1)(2)(3)	54	November 1996
Richard H. Epstein(3)	40	July 2001
Chen Geng(3)	33	July 2001
Michael P. Kraft(2)(3)	40	November 1996
Scott Remborg(1)(2)(3)	54	July 2000

(1)

The business address of each director is 151 Bloor St. West, Ste 890, Toronto, Ontario Canada M5S 1S4.

(2)

Member of the Audit Committee.

(3)

Resident / Citizen of Ontario, Canada.

__________________________________________________________________________________________________________________________________

1.A.2.  Senior Management

Table No. 2 lists, as of June 30, 2003, the names of the Senior Management of the Company.  The Senior Management serves at the pleasure of the Board of Directors.

Table No. 2

Senior Management

Name	Position	Age	Date
Michael P. Kraft(1)	President / CEO	40	April 1996
Khurram R. Qureshi(2)	Chief Financial Officer	40	April 1998
Imran Atique	Secretary / Treasurer	26	September 2001

(1)

He spends 80% of his time on the affairs of the Company.

Address: c/o Lingo Media Inc.,

151 Bloor Street West, Toronto, Ontario Canada M5S 1S4

(2)

He spends 20% of his time on the affairs of the Company

Address: c/o Lingo Media Inc.,

151 Bloor Street West, Toronto, Ontario Canada M5S 1S4

__________________________________________________________________________________________________________________________________

Michael P. Kraft's business functions, as President/CEO of the Company, include strategic planning, business development, product development, financing and banking, and reporting to the Board of Directors.

Khurram R. Qureshi’s business functions, as Chief Financial Officer of the Company, include financial administration, project management, accounting, providing support to the President/CEO in financing issues.

Imran Atique's business functions, as Secretary and Treasurer of the Company, include assisting the Chief Financial Officer and the President in all financial matters and assisting the Board of Directors in carrying out their duties.

1.C.  Auditors

The Company’s auditors for its financial statements for year-ended December 31, 2002 were Mintz & Partners LLP, Chartered Accountants, 100-1446 Don Mills Road North York, ON, M3B 3N6). Members of the Ontario Institute of Chartered Accountants) and for the preceding three years were KPMG LLP, Chartered Accountants, (4120 Yonge Street #500, Toronto, Ontario, Canada, M2P 2B8. Members of the Ontario Institute of Chartered Accountants.)

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION.

3.A.2.  Selected Financial Data

Our financial statements are reported in Canadian dollars and presented in accordance with Canadian generally accepted accounting principles and reconciled to U.S. generally accepted accounting principles in the footnotes, for the fiscal years ended December 31, 2002, December 31, 2001, December 31, 2000, December 31, 1999, and December 31, 1998.  The financial reports for December 31, 2002 have been audited by Mintz & Partners LLP whereas all the other statements have been audited by KPMG LLP and information for the three months ended March 31, 2003 and March 31, 2002 are unaudited.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Annual Report.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain any future earnings for use in its operations and the expansion of its business.

Please note that the US GAAP reconciliation numbers in the following table are selected from the note 18 of the December 31, 2002 financial statements and note 7 of the interim financial statements as of March 31, 2003.

Table No. 3

Selected Financial Data

Expressed in Canadian Dollars

(CDN$ in 000, except per share data)

	Unaudited		Audited
	Three Months		Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended	Ended	Ended
	3/31/03	3/31/02	12/31/02	12/31/01	12/31/00	12/31/99	12/31/98

Revenue	$ 225	$ 419	$ 1,329	$ 334	$ 527	$ 732	$ 1,927
Gross Profit	$ 190	$ 134	$ 885	$ 292	$ 155	$ 256	$ 318
Net Loss Before Discontinued	$ -	$ -	$ -	$ (253)	$ -	$ -	$ -
Let Loss After Discontinued	$ (97)	$ -	$ 67	$ (146)	$ (775	$ (276)	$ (308)

(Loss) per Share	$ (0.01)	$ (0.00)	$ 0.00	$ (0.01)	$ (0.05)	$ (0.03)	$ (0.03)
Dividends per Share	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00
Wtg. Avg. Shares (000)	17,876	14,185	16,023	13,234	14,568	10,784	10,615
Period-end Shares O/S	20,788	20,733	20,733	17,033	10,784	9,824	5,057

Working Capital	$ 501	$ 274	$ 516	$ (85)	$ (78)	$ (792)	$ (401)
Long-term Debt/Loans Payable	-	-	-	54	47	187	144
Shareholders’ Equity	1,539	1,562	1,627	1,211	1,143	76	352
Total Assets	1,937	2,415	1,930	1,883	1,749	1,203	1,238

US GAAP income (Loss)	$ (59)	$ 23	$ (60)	$ (218)	$ (1,103)	$ 467
US GAAP Basic loss per Share	$ (0.01)	$ (0.00)	$ (0.00)	$ (0.01)	$ (0.08)	$ (0.04)
US GAAP Equity	$ 480	$ 531	$ 531	$ (123)	$ 228	$ (511)
US GAAP Total Assets	$ 940	$ 1,176	$ 876	$ 583	$ 835	$ 616

(1)

Cumulative Net Loss since incorporation under US GAAP has been ($2,612,274).

(2)

a) Under US GAAP SFAS 123, companies are encouraged but not required to include in compensation the fair value of stock options granted to employees.  On a pro-forma basis, the expensing of such “costs” would have increased/decreased, reported income (loss) by    $6,532 and $53,267 for Fiscal 2002 and Fiscal 2001, respectively; the effects on pro-forma disclosure of applying SFAS 123 are not likely to be representative of the effects on pro-forma disclosures in future years.  The weighted average estimated fair value at date of grant, as defined by SFAS 123, for options granted in Fiscal 2002 was $0.10 (2001 – $0.13).

b) Under US GAAP, development costs of new business are expensed as incurred:  2002: Nil, and 2001: 168,814.

c) Under US GAAP, development costs amortized under Canadian GAAP would be reversed to calculate Loss per Share:  2002 - $133,290; and 2001 - $43,910.

d) Under US GAAP, software development costs are expensed as incurred:  2002 – Nil; and 2001 – Nil.

________________________________________________________________________________________________________________________________

3.A.3.  Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars ($).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

The table sets forth the rate of exchange for the Canadian Dollar at the end of the five most recent fiscal periods ended December 31st, the average rates for the period and the range of high and low rates for the period.  The data for each month during the previous twelve months is also provided.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar.  The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 4

U.S. Dollar/Canadian Dollar

	Average	High	Low	Close

June 2003	1.35	1.38	1.33	1.36
May 2003	1.38	1.42	1.34	1.37
April 2003	1.46	1.48	1.43	1.43
March 2003	1.47	1.49	1.47	1.47
February 2003	1.51	1.53	1.49	1.49
January 2003	1.54	1.57	1.52	1.52
December 2002	1.56	1.58	1.55	1.58
November 2002	1.57	1.59	1.55	1.56
October 2002	1.58	1.59	1.56	1.56
September 2002	1.58	1.59	1.55	1.59
August 2002	1.57	1.59	1.55	1.56
July 2002	1.55	1.59	1.51	1.58

Fiscal Year Ended Dec. 31, 2002	1.57	1.61	1.51	1.58
Fiscal Year Ended Dec. 31, 2001	1.55	1.60	1.49	1.59
Fiscal Year Ended Dec. 31, 2000	1.50	1.56	1.44	1.50
Fiscal Year Ended Dec. 31, 1999	1.49	1.53	1.44	1.44
Fiscal Year Ended Dec. 31, 1998	1.49	1.57	1.41	1.54
Fiscal Year Ended Dec. 31, 1997	1.39	1.44	1.34	1.43
Fiscal Year Ended Dec. 31, 1996	1.36	1.38	1.33	1.37

3.B.  Capitalization and Indebtedness

Table No. 5 sets forth the capitalization and indebtedness of the Company as of March 31, 2003.

Table No. 5

Capitalization and Indebtedness

March 31, 2003

Long-Term Portion of Long-Term Debt	$ 0
Long-Term Portion of Capital Leases	$ 0
Long-Term Loans Payable	$ 0

Shareholders’ Equity:
Common Shares, no par value;
Unlimited Number of shares authorized, 20,883,827 shares issued and outstanding	$ 3,128,949

Retained Earnings (deficit)	$ (1,538,861)

Net Stockholders’ Equity	$ 1,553,213

TOTAL CAPITALIZATION	$ 1,553,213

Stock Options Outstanding:	2,343,340
Warrants Outstanding:	3,125,000

3.C.  Risk Factors

The Company is subject to a number of risks and uncertainties.  If any of the following risks occur, our business, results of operations and financial condition would likely suffer.  In any such events, the market price of our common stock could decline and you may lose all or part of your investment in our shares of common stock.

Risks Associated with Doing Business in China

Risk of Failing to Achieve Market Acceptance

Although the Company has secured a commitment from People Education Press in Beijing for EFL materials, there can be no assurance that the educational system in China will continue to accept the educational publications produced by the Company.  In addition, although the use of the Internet in China is growing, the success of the Company’s plan to launch on-line educational services in that country will depend in large part on the widespread continued adoption of the Internet for general and educational use.  In the event of failure to achieve or maintain such market acceptance, there could be a material adverse impact on the development of such on-line educational services on the Internet that in turn could have a negative impact on the Company.

Government Regulation of the Internet in China May Reduce Our Sales or Increase Our Expenses

The Company’s planned on-line educational services in China may be subject to various laws and regulations relating to Internet usage and access.  The regulatory environment related to such usage and access may evolve to address issues such as privacy, content, copyrights, distribution and characteristics and quality of products and services.  The enactment of further regulatory mechanisms laws or regulations may impede the development and implementation of such services on the Internet and, in turn, could decrease the demand for the products and services that the Company provides as well as increase the Company’s costs of doing business.  The extent and applicability of existing laws to the Internet in China in respect of issues such as content ownership, privacy, rights of publicity, language requirements and content restrictions are uncertain and could expose the Company to significant liabilities.  In addition, the extent and application of any new laws and regulations to the Internet could have a material adverse effect on the Company.

Our Limited Experience in China May Impede Our Success

The Company has limited experience in the provision of traditional educational publishing and on-line services in China.  Although the Company has retained the services of Canadian and Chinese educators to assist the Company with these endeavours, there can be no assurance that the Company will be able to attract and retain qualified personnel with relevant experience for the continued management and development of this area of its business.

Integration and Operation of EnglishLingo May Result in Reduced Company Efforts

The investment by the Company in the operations of EnglishLingo, Inc. may be accompanied by risks commonly encountered as businesses diversify into new areas of operation.  Such risks include, among other things, the difficulty of assimilating the operations and personnel of the new areas of operation, the potential disruption of the Company’s ongoing business, the distraction of management from the business of the Company, the inability of management to maximize the financial and strategic position of the Company, the maintenance of uniform standards, controls, procedures and policies and the impairment of relationships with employees and clients as a result of any integration of new management personnel. The failure to successfully integrate the new business operations of the Company could have a material adverse effect on the Company’s business, revenues, operating results and financial condition.

Continuation Of Existing Strategic Alliances Is Important to the Company’s Success

The Company has developed strategic alliances in the form of Master Agreements to Develop, Publish, Sell Products And Product Agreements with People Education Press “PEP”, Foreign Language Teaching and Research Press “FLTRP”, Renzhen Group “RG” and China International Publishing Group “CIPG”. The termination of these alliances may have an adverse effect on the Company’s results of operation and financial conditions in the traditional educational publishing and web learning services sectors if the Company were unable to develop suitable substitute arrangements.

The Growth Of The Company’s Business Is Dependent On Government Budgetary Policy, Particularly The Allocation Of Funds To Sustain The Growth Of The English Language Learning And Training Programs In China

The Company’s customers in China, excluding Clever Software Group Co. Ltd and Renzhen Group, are directly or indirectly owned or controlled by the state government of China.  Accordingly, their business strategies, capital expenditure budgets and spending plans are largely decided in accordance with government policies, which, in turn, are determined on a centralized basis at the highest level by the State Planning Commission of China.  As a result, the growth of our business is heavily dependent on government policies for English language learning and training.  Despite the high priority currently accorded by the government to this area, and a high level of funding allocated by the government to this sector, insufficient government allocation of funds to sustain its growth in the future could reduce the demand for our products and services and have a material adverse effect on our ability to grow our business.

Political And Economic Policies Of The Chinese Government Could Affect Our Industry In General And Our Competitive Position In Particular

Since the establishment of the PRC in 1949, the Communist Party has been the governing political party in China.  The highest bodies of leadership are the Politburo of the Communist Party, the Central Committee and the National People's Congress.  The State Council, which is the highest institution of government administration, reports to the National People's Congress and has under its supervision various commissions, agencies and ministries, including Ministry of Foreign Trade and Economic Co-operation “MOFTEC”.  Since the late 1970s, the Chinese government has been reforming the Chinese economic system.  Reforms have included decollectivization of farms; legalization of interregional and international trade by individuals and businesses; legalization of markets in most goods and services; elimination of price controls; and privatization of some state-owned productive assets.  Reforms began in the farming sector and rural industry, and were later implemented in various service industries.  In the last five years, China has also begun dismantling large state monopolies in heavy industry. Although the Company believes that economic reform and the macroeconomic measures adopted by the Chinese government have had and will continue to have a positive effect on the economic development in China, there can be no assurance that the economic reform strategy will not from time to time be modified or revised.  Such modifications or revisions, if any, could have a material adverse effect on the overall economic growth of China and investment in the English language learning and training sectors in China.  Such developments could reduce, perhaps significantly, the demand for our products and services.  There is no guarantee that the Chinese government will not impose other economic or regulatory controls that would have a material adverse effect on our business.  Furthermore, changes in political, economic and social conditions in China, adjustments in policies of the Chinese government or changes in laws and regulations could adversely affect our industry in general and our competitive position in particular.  Changes in government policies might include increased restrictions on the nature of business activities that foreign-owned enterprises may perform or additional tax/fee/license requirements for foreign-owned enterprise; increased restrictions on the publishing industry, including restrictions on the nature of business activities that publishers may perform; additional tax/fee/license requirements; requirements to publish or not to publish certain content; and direct state supervision or control of publisher's activities; and more intensive approval requirements for educational materials.

The Markets In Which the Company Sells its Services And Products Are Highly Competitive And We May Not Be Able To Compete Effectively

The educational publishing market in China is rapidly changing.   Competitors to the Company’s strategic co-publishing partners in the market mainly include provincial educational publishing companies such as Yilin Educational Press and Shanghai Foreign Language Educational Press.  In addition, there are many large multinational educational publishing companies with substantial, existing publishing operations in Asian markets including China that have significantly greater financial, technological, marketing and human resources.  Should additional multinational educational publishing companies decide to enter the English language learning and training market in China, this could hurt the Company’s future prospects and erode its market share.

Our competitors, some of whom have greater financial, technical and human resources than us, may be able to respond more quickly to new and emerging technologies and changes in customer requirements or devote greater resources to the development, promotion and sale of new products or services.  It is possible that competition in the form of new competitors or alliances, joint ventures or consolidation among existing competitors may decrease our market share.  Increased competition could result in fewer customer engagements, reduced gross margins and loss of market share, any one of which could materially and adversely affect our profits and overall financial condition.

Economic Risks Associated With Doing Business

The Chinese economy has experienced uneven growth across geographic and economic sectors and has recently been slowing.  There can be no assurance that the economic slow down will not continue.  The China economy is also experiencing deflation which may continue in the future.  The current economic situation may adversely affect our profitability over time as expenditures for English as a Foreign Language product may decrease due to the results of slowing domestic demand and deflation.  In addition, the Chinese government may implement changes in fiscal policy that could increase our costs of operating our business in China or slow demand for our products.  We cannot predict what effects changes in Chinese government policies may have on our business or results of operations.

Inflation And Currency Matters May Reduce Our Sales

In recent years, the Chinese economy has experienced periods of rapid growth as well as relatively high rates of inflation, which in turn has resulted in the periodic adoption by the Chinese government of various corrective measures designed to regulate growth and contain inflation.  Since 1993, the Chinese government has implemented an economic program designed to control inflation, which has resulted in the tightening of working capital available to Chinese business enterprises.  The recent Asian financial crisis has resulted in a general reduction in domestic production and sales, and a general tightening of credit, throughout China.

Restrictions On Currency Exchange May Limit Our Ability To Distribute Profits, If Any, Or To Use Revenues From Our Chinese Business Effectively, Which May Adversely Affect Our Ability To Meet Our Obligations Outside Of China

Substantially all of the revenues and operating expenses of our Chinese business are denominated in Renminbi or RMB.  The Renminbi is currently freely convertible under the "current account", which includes dividends, trade and service-related foreign exchange transactions, but not under the "capital account", which includes foreign direct investment.

Currently, Chinese publishing companies which are a party to co-publishing agreements with foreign publishers, such as our Master Agreements with PEP, FLTRP, RG and CIPG may purchase foreign exchange for settlement of "current account transactions", including payment of dividends, without the approval of the State Administration for Foreign Exchange.  However, we cannot assure you that the relevant Chinese governmental authorities will not limit or eliminate the Company’s ability or the Company’s co-publishing partners’ ability to purchase and retain foreign currencies in the future.

Since a significant amount of our future revenues will be in the form of US dollars linked to the pegged exchange rate of Renminbi, any future restrictions on currency exchange may limit our ability to utilize revenue generated in Renminbi to fund our business activities outside China.

Foreign exchange transactions are still subject to limitations and require government approval.  This could affect the ability of our existing or future Chinese partners to obtain foreign exchange.  Effective December 1, 1998, all foreign exchange transactions involving the Renminbi must take place through authorized banks in China at the prevailing exchange rates quoted by the People's Bank of China.

We May Suffer Currency Exchange Losses If The Renminbi Depreciates Relative To The United States Dollar

Our reporting currency is the Canadian Dollar.  However, substantially all revenues from China activities are denominated in US dollars linked to the pegged exchanged rate of the Renminbi.  Our assets and revenues are expressed in our Canadian Dollar. Financial statements will decline in value if the Renminbi depreciates relative to the Canadian and United States Dollar.  Any such depreciation could adversely affect the market price of our common stock.  Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations.  To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.  While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to successfully hedge our exposure at all.  In addition, our currency exchange losses may be magnified by Chinese exchange control regulations that restrict our and our Chinese partners’ ability to convert Renminbi into United States Dollars.

Other Risk Factors

Dependence on Michael P. Kraft, the Company’s Chief Executive Officer, As Well as Other Executives

The Company’s future success is dependent on the success and ability of its key management and product development teams.  The Company has obtained keyman insurance on its senior executive in the amount of $1,000,000.  The loss of key personnel or the inability to attract and retain highly qualified personnel, consultants or advisors, particularly with respect to the Company’s intended expansion into on-line educational services in China, could adversely affect the Company’s business.  The Company faces competition for such personnel from other companies and organizations.  There can be no assurance that the Company will be successful in hiring or retaining qualified personnel.  The inability of the Company to retain and attract the necessary personnel or the loss of services of any of its key personnel could have a material adverse effect on the Company.

Risk of the Company’s Failure to Manage its Growth Effectively As It Attempts to Expand Operations in Canada and in China

As the Company endeavors to increase its sales and develop new lines of business, it will be subject to a number of risks associated with the management of such growth.  These risks include increased responsibilities for existing personnel, the need to hire additional qualified personnel and, in general, higher levels of operating expenses.  In order to manage current operations and any future growth effectively, the Company will need to continue to implement and improve its operational, financial and management information systems and to hire, train, motivate, manage and retain qualified employees.  In particular, as the Company proceeds with anticipated development of on-line and traditional educational services for the Chinese market, it will need to ensure that adequate mechanisms are in place to address potential growth from the largely untapped Chinese marketplace and to ensure that the Company has hired, trained and retained employees that are familiar with that marketplace.  There can be no assurance that the Company will be able to manage such growth effectively, that its management, personnel or systems will be adequate to support the Company’s operations or that the Company will be able to achieve the increased levels of revenue commensurate with the increased levels of operating expenses associated with this growth. In the event the Company is unable to manage its growth effectively due to expenses exceeding sales, the timing of expenses becoming due or other reasons, the Company may be forced to reduce or curtail operations.

The Company’s Customer Base Is Concentrated And The Loss Of One Or More Of the Customers Could Cause the Company’s Business To Suffer Significantly

We have derived and believe that we will continue to derive a significant portion of our revenues from a limited number of large customers.  In 1999, four customers accounted for 92% of our revenues.  In 2000, three different customers accounted for 100% of our revenues.  In 2001, two customers accounted for 93% of our revenues with a new customer accounting for 74% of such revenues, whereas in 2002, one customer accounted for 70% of our revenues.  The loss, cancellation or deferral of any large contract by any of our large customers would have a material adverse effect on our revenues, and consequently our profits.  In addition, there can be no assurance that we will continue to bring in new significant customers.

Technological Changes May Reduce the Company’s Sale of Its Products and Services

Both the traditional publishing industry and the on-line services industry continue to experience technological change.  The publishing industry continues to evolve from traditional mechanical format printing to full digital printing.  The inability of the Company to keep pace with the new technologies and standards in the print industry could render its products and services non-competitive.  The Company’s future success will depend on its ability to address the increasingly sophisticated needs of its customers by producing and marketing enhancements to its products and services that respond to technological changes or customer requirements.  The Company may be required to invest significant capital in additional technology in order to remain competitive.  In addition, the provision of on-line services is characterized by continuing improvements in technology that results in the frequent introduction of new products, short product life cycles and continual improvement in product price/performance characteristics.  A failure on the part of the Company to effectively manage a product transition will directly affect the demand for the Company’s products and the profitability of the Company’s operations.

Exchange Rate Fluctuations May Reduce the Company’s Revenues or Increase the Company’s Expenses

The Company does transact some business involving currencies other than the Canadian currency in both purchasing and selling goods and services.  The Company is exposed to fluctuations in foreign currency exchange rates that may have an adverse effect on the Company’s businesses.

Growth of Multimedia Products May Compete With and Reduce the Company’s Publishing Activities

The traditional media platform is being increasingly challenged by the growing body of multimedia products.  Multimedia products serve as ancillary tools to traditional publishing mediums such as print but can also serve as stand-alone interactive tools replacing traditional publishing mediums.  Although the Company is continuing its own publishing activities using multimedia interactive mediums, the continued growth of multimedia products may detract from the viability of traditional publishing activities.

Dependence on Key Contractors for Maintenance of High Quality Editorial Content

A key component of the continued success of the traditional publishing activities of the Company will be the ability of the Company to maintain high quality editorial content.  The Company must continue to develop new and innovative materials to sustain its educational publishing activities in order to ensure the continued viability of the traditional publishing aspects of its business.  Although the Company continues to retain leading educators to develop content for its educational publications, there can be no assurance that the Company will be able to continue hiring leading educators to maintain the current high levels of editorial content for future publications.

Reduction in Spending  by Federal and Provincial Governments in Canada of Educational Curriculum Development May Reduce Our Sales

Recent funding cuts by both federal and provincial governments in Canada to all forms of educational institutions have presented a major hurdle to the Canadian publishing industry over the last several years.  In an effort to meet deficit-reduction targets, both levels of government in Canada have significantly cut funding for, amongst other things, textbook purchases.  Any further change in curriculum development and selection policies by governmental bodies responsible for those activities, both in Canada and in other countries, may have a negative effect on the Company’s strength and profitability.

Competition is Likely to Have A Tremendous Impact on Our Business

The Canadian publishing industry is large and diverse with many competing participants.  While the Company’s particular area of concentration in educational books does not face the level of competition as other areas of the publishing industry, the Company does face competition within the Canadian marketplace from other competitors that have larger and substantially greater resources than the Company.  In addition, other publishing companies may expand their range of activities to directly compete in these segments.  Competition to provide educational print services in Canada is largely based on price, product innovation and quality, timeliness of product delivery and ability to service the specialized needs of customers.  There can be no assurance that the Company will be able to compete effectively with its publishing competitors.  In addition, although the Company is unaware of any specific competitor competing in on-line educational services marketplace in China, the Company faces considerable competition from traditional educational publishing companies and from educational software providers in China both of which offer the same or similar services as are available from the Company’s traditional publishing operations and will be available via the Company’s on-line educational services.  In addition, it is anticipated that as the world’s largest market becomes more open to foreign involvement, in the Chinese marketplace in general and in educational programs in particular, the level of competition will further intensify.

We May Need Additional Capital In The Future And It May Not Be Available On Acceptable Terms

We believe that our current cash on hand along with our accounts receivable and recurring sales, will satisfy our working capital requirements for at least the next twelve months.  After that, we may need to raise additional funds in order to finance our operations.  The Company presumes that corporate growth will be funded both out of positive cash flow and from the sale of equity and/or debt to help generate needed capital.  Insuring that capital is available to increase production, sales and marketing capacity and to provide support materials and training in the market place is essential to success.  We cannot assure you that financing will be available on terms favorable to us, or at all.  If adequate funds are not available on acceptable terms, we may be forced to curtail or cease our operations.  Even if we are able to continue our operations, the failure to obtain financing could have a substantial adverse effect on our business and financial results.

Risk of History of Losses

The Company has had a history of losses and there is no assurance that it can reach profitability in the future.  The Company will require significant additional funding to meet its business objectives.  Capital will need to be available to help expand not only the production capacity of the Company’s vendors but also to improve market penetration and sales through an increasing distribution network.

General Economic Conditions May Negatively Affect the Company’s Sales

From time to time, the markets in which the Company sells its products experience weak economic conditions that may negatively affect the Company’s sales.  Any general economic, business or industry conditions that cause customers to reduce or delay their investments in educational publications and products may have a negative effect on the Company’s strength and profitability.  The Company may experience some seasonal trends in the sale of its publications.  For example, sales of published materials experience seasonal fluctuations with higher sales in the third calendar quarter and first calendar quarter.

You May Experience Difficulty Selling Our Stock Due to the Lack of Public Market for Our Common Stock

There has been no public trading market for our common stock in the U.S.  Upon the registration statement becoming effective, the common stock will not be listed on a national securities exchange, NASDAQ, or on the OTC Bulletin Board.  Management’s strategy is to list the common stock on the OTC Bulletin Board as soon as practicable. There can be no assurance that an active trading market for the common stock will develop or be sustained upon the registration statement becoming effective or that the market price of the common stock will not decline below the initial public trading price.  The initial public trading price will be determined by market makers independent of us.

Upon the registration statement becoming effective, the common stock will not be listed on a national securities exchange, NASDAQ, or on the OTC Bulletin Board.  Management’s strategy is to list the common stock on the OTC Bulletin Board as soon as practicable.  However, to date we have not solicited any such securities brokers to become market-makers of our common stock.  The initial public trading price will be determined by market makers independent of us.

Our Public Trading Market, If And When It Develops, Will Likely Be Highly Volatile

Prior to this Offering, there has been no public market for our common shares.  If a public trading market does develop, the market price of our common shares could fluctuate substantially due to:

•

Quarterly fluctuations in operating results;

•

Announcements of new products or services by us or our competitors;

•

Technological innovations by us or our competitors;

•

General market conditions or market conditions specific to our or our customer’s industries; or

•

Changes in earning estimates or recommendations by analysts.

In the past, following periods of volatility in the market price of a Company’s securities, securities class action litigation has at times been instituted against the Company.  If we become subject to securities litigation, we could incur substantial costs and experience a diversion of management’s attention and resources.

Risk of Selling Stockholders and Broker-Dealers or Agents Being Deemed Statutory Underwriters; Investors Cause of Action Limited

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be considered to be underwriters within the meaning of the Securities Act for the sales. An underwriter is a person who has purchased shares from an issuer with a view towards distributing the shares to the public. Any commissions received by the broker-dealers or agents and any profit on the resale of the shares purchased by them may be considered to be underwriting commissions or discounts under the Securities Act.  As the selling stockholders are selling the securities and the Company is not selling the securities, purchasers of our securities in the open market will have no recourse against the Company.  The selling stockholders will have potential liability for a mistake in the Company’s prospectus.  The ability of an investor to pursue an action against a selling stockholder may be difficult, and the likelihood of recovery may be minimal.

Shareholder Control May Result in a Change of Our Management

Approximately 22% of the issued and outstanding common shares of the Company including options and warrants which are exercisable within 60 days are held by officers and directors of the Company.  As a result, the shareholders will be able to exercise significant influence over all matters requiring shareholder approval, including the election of directors and significant corporate transactions.

We have Applied to Be Listed on The NASD OTC Electronic Bulletin Board, Which Can be a Volatile Market

We have applied to have our common shares quoted on the OTC Electronic Bulletin Board; a NASD sponsored and operated quotation system for equity securities.  It is a more limited trading market than the NASDAQ Small Cap Market, and timely, accurate quotations of the price of our common shares may not always be available.  You may expect trading volume to be low in such a market.  Consequently, the activity of only a few shares may affect the market and may result in wide swings in price and in volume.

Once our common shares are listed on the NASD OTC Bulletin Board, they will be subject to the requirements of Rule 15(g) 9, promulgated under the Securities Exchange Act as long as the price of our common shares is below $5.00 per share.  Under such rule, broker-dealers who recommend low-priced securities to persons other than established customers and accredited investors must satisfy special sales practice requirements, including a requirement that they make an individualized written suitability determination for the purchaser and receive the purchaser’s consent prior to the transaction.  The Securities Enforcement Remedies and Penny Stock Reform Act of 1990 also requires additional disclosure in connection with any trade involving a stock defined as a penny stock.  Generally, the Commission defines a penny stock as any equity security not traded on an exchange or quoted on NASDAQ that has a market price of less than $5.00 per share.  The required penny stock disclosures include the delivery, prior to any transaction, of a disclosure schedule explaining the penny stock market and the risks associated with it.  Such requirements could severely limit the market liquidity of the securities and the ability of purchasers to sell their securities in the secondary market.

The stock market has experienced significant price and volume fluctuations, and the market prices of companies, have been highly volatile.  Investors may not be able to sell their shares at or above the then current, OTCBB price.  In addition, our results of operations during future fiscal periods might fail to meet the expectations of stock market analysts and investors.  This failure could lead the market price of our common shares to decline.

There Is Uncertainty As To the Company’s Shareholders’ Ability To Enforce Civil Liabilities Both In and Outside of the United States

The preponderance of our assets are located outside the United States and are held through companies incorporated under the laws of Canada, Barbados, and arrangements established in China.  Our current operations are conducted in China.  In addition, a majority of our directors and officers are nationals and/or residents of countries other than the United States.  All or a substantial portion of the assets of these persons are located outside the United States.  As a result, it may be difficult for shareholders to effect service of process within the United States upon these persons.  In addition, investors may have difficulty enforcing, both in and outside the United States, judgements based upon the civil liability provisions of the securities laws of the United States or any state thereof.

Forward-Looking Statements In This Filing May Not Be Accurate

Included in this annual report are various forward-looking statements that can be identified by the use of forward looking terminology such as "may", "will", "expect", "anticipate",  "estimate", "continue", "believe", or other similar words.  We have made forward-looking statements with respect to the following, among others:

-

the Company’s goals and strategies;

-

the Company’s ability to obtain licenses/permits to operate in China;

-

the importance and expected growth of English as a Foreign Language in China;

-

the Company’s revenues;

-

the Company’s potential profitability; and

-

the Company’s need for external capital.

These statements are forward-looking and reflect our current expectations.  They are subject to a number of risks and uncertainties, including but not limited to, changes in the economic and political environments in China, changes in technology and changes in the Internet marketplace.  In light of the many risks and uncertainties surrounding China and the Internet marketplace, prospective purchasers of our shares should keep in mind that we cannot guarantee that the forward-looking statements described in this annual report will transpire.

ITEM 4.  INFORMATION ON THE COMPANY

4.A.  History and Development of the Company

Introduction

Lingo Media is a provider of language learning products for the domestic and international markets, with a particular emphasis on China and Canada. The products include traditional media, i.e. books, audiocassettes, CD-ROMs, and supplemental products.  Additionally, the Company is developing an online service for English language learning.

The Company’s executive office is located at:

 151 Bloor Street West, #890

 Toronto, Ontario, Canada M5S 1S4

 Telephone:  (416) 927-7000

 Facsimile:  (416) 927-1222

 e-mail:  iatique@lingomedia.com

 website:  www.lingomedia.com

           ------------------

The contact person is: Imran Atique, Secretary and Treasurer.

The Company's fiscal year ends December 31st.

The Company's common shares trade on the TSX Venture Exchange under the symbol "LMD.V".

History and Development

Incorporation and Name Changes

The Company was incorporated under the name Alpha Publishing Inc. pursuant to the Business Corporations Act (Alberta) on April 22, 1996.  The name was changed to Alpha Ventures Inc. on May 24, 1996. Pursuant to Articles of Continuance effective April 22, 1998, the Company was continued as an Ontario company under the provisions of the Business Corporations Act (Ontario) under the name, Alpha Communications Corp. The name was changed to Lingo Media Inc. on July 4,2000.

The Company currently has four subsidiaries: Lingo Media Ltd "LML", Lingo Media International Inc. "LMII", EnglishLingo, Inc. "ELI" and Mail Box Kids Corporation "MBK".

LML was incorporated pursuant to the Business Corporations Act (Ontario) on November 21, 1994 under the name Alpha Corporation.  Alpha Corporation changed its name to Lingo Media Ltd on August 25, 2000.

LMII was incorporated pursuant to the Companies Act of Barbados on September 11, 1996 under the name International Alpha Ventures Inc.  On May 13, 1997, wholly-owned subsidiary's name was changed to International Alpha Media, Inc. and then was changed to Lingo Media International Inc. on September 20, 2000.

ELI was incorporated under the laws of Delaware on April 6, 1999.  On June 9, 1999, its articles were amended to increase its authorized capital and to include certain provisions with respect to the liability and indemnification of directors. On May 18, 2000 its name was changed from Yangtze OnLine, Inc. to EnglishLingo, Inc. In August 2002, ELI was continued in Ontario, Canada. ELI is 83.3% owned by the Company.

MBK was incorporated under the laws of Delaware on November 10, 1998.  On December 22, 1998, the articles of the company were amended to increase the authorized capital and to include certain provisions with respect to the liability and indemnification of directors.  MBK is owned 57.5% by the Company. The only asset of MBK which was a children software program was transferred to

LMII and this company has been inactive for last three years.

Existing Co-Publishing Agreements

1.

China International Publishing Group (“CIPG”) and its subsidiary, Foreign Languages Press (FLP”), dated October 3, 2000

2.

Foreign Language Teaching and Research Press (“FLTRP”), dated September 3, 2000

3.

Gangzhou Renzhen English Production Group/Crazy English (“Renzhen Group”), dated October 15, 2000.

4.

Peoples Education Press (“PEP”), dated August 8, 2000

Financings

The Company has financed its operations through borrowings and/or private issuance of common shares:

Fiscal 1996:	Shares for debt	957,022 shares	$ 95,702
	Private Placement	700,000 shares	$ 140,000
	Seed capital	1,200,000 shares	$ 120,000
	IPO	2,000,000 shares	$ 270,000

Fiscal 1997:	Stock option exercise,	70,000 shares	$ 14,000

Fiscal 1998:	None

Fiscal 1999:	None

Fiscal 2000:	Private placement	5,000,000 shares	$ 1,811,872
	Stock option exercise	150,000 shares	$ 30,000

Fiscal 2001:	Stock option exercise	100,000 shares	$ 20,000
	Private placement	1,000,000 shares	$ 100,000

Fiscal 2002:	Private placement	3,700,000 shares	$ 370,000

Fiscal 2003-to-date:	Warrants exercise	150,000 shares	$ 150,000

Acquisitions

Effective May 7, 1997, the Company completed the reverse takeover with Alpha Corporation (now Lingo Media Ltd).  Refer to discussion above.

Effective March 8, 1998, the Company completed the acquisition of Consolidated Sino Ventures Limited (“CSVL”) in exchange for 960,000 common shares, valued at $0.32 (fair market value), including acquisition costs, of $353,349.  In addition, the vendors are entitled to future royalties based upon certain potential revenue streams.  CSVL was a creator and publisher of literary-based educational materials.  CSVL had been developing an English as a Foreign Language ("EFL") program entitled "Communications: An Interactive EFL Program" and an International Folktale series entitled "Stories Lost and Found: The Universe of Folktale".  As CSVL had no tangible assets or liabilities, the full purchase price has been allocated to acquired publishing content and is being amortized over five years.

Capital Expenditures

1997: $ 84,401, primarily for deferred costs & capital assets

1998: $317,309, primarily development costs & CSVL acquisition

1999: $246,602, primarily for development costs and software

2000: $425,951, primarily for development costs and software

2001: $168,184, primarily for development costs

2002: $10,313, primarily for development costs

Divestiture -- AlphaCom Corporation

AlphaCom Corporation was incorporated under the laws of Delaware on December 15, 1997 as a wholly-owned subsidiary of the Company.

On April 13, 1999, AlphaCom Corporation sold US$100,000 of common stock (100,000 shares) to investors pursuant to the offering exemptions with the Securities and Exchange Commission in the United States provided by Regulation D, Rule 504 of the 1933 Securities Act; as a result of this offering, the Company recorded a gain of $143,962.

On July 31, 1999 its articles were amended to include provisions with respect to the liability and indemnification of directors.

In March 2001, AlphaCom Corporation completed a four-for-one split of the common shares by way of a stock dividend.  In addition, the AlphaCom Corporation's Certificate of Incorporation was amended to provide that the par value of the AlphaCom Corporation's common and preferred shares shall be reduced from $0.001 to $0.0001.

On May 28, 2001, the Company sold 43,290,000 shares of AlphaCom Corporation's outstanding common stock pursuant to the terms of a Stock Purchase Agreement dated May 28, 2001 by and between the Company and 1476848 Ontario Inc., an unrelated Ontario Corporation.  Compensation to the Company was $128,228.  The sale resulted in the recording of a $197,719 gain.

Effective June 7, 2001, each of Michael P. Kraft, Richard A. Sherman, and Khurram R. Qureshi resigned from their respective positions as members of AlphaCom Corporation's board of directors.  Additionally, effective June 7, 2001, Mr. Kraft resigned from his positions as the AlphaCom Corporation's President/CEO/Secretary, and Mr. Sherman and Mr. Qureshi resigned from their respective positions as AlphaCom Corporation's Executive Vice-President and Chief Financial Officer.

Divestiture – EnglishLingo, Inc.

EnglishLingo, Inc. was incorporated pursuant to the laws of Delaware on April 6, 1999 as a wholly-owned subsidiary of the Company.

On December 27, 2001, EnglishLingo, Inc., a subsidiary of the Company, issued 1,300,000 common shares at $0.0375 per share for total cash proceeds of $48,750 pursuant to the distribution exemption as a “closely-held issuer” within the meaning of Rule 45-501 of the Ontario Securities Commission. As a result of this offering, the Company recorded a dilution gain of $48,750. Prior to the transaction, the Company owned 100% of EnglishLingo, Inc.’s common shares. Subsequently, the Company’s ownership interest was 93.9%.

During January to August 2002, EnglishLingo, Inc., a subsidiary of the Company, issued 2,709,000 common shares at $0.0375 per share for total cash proceeds of $101,588. Prior to the transaction, the Company owned 93.9% of EnglishLingo, Inc.’s common shares. Subsequently, the Company’s ownership interest was 83.3%.

Due to the Company’s loss position, no income taxes were recorded on the above dilution gains.

4.B.  BUSINESS OVERVIEW

Background

Lingo Media is a provider of language learning products to domestic and international markets, with a particular emphasis on China and Canada.  The products include traditional media, such as books, audio, CD-ROM, and supplemental products.  Additionally, the Company is developing an online service for English language learning.

Lingo Media’s strengths and opportunities lie in its approach to the development of original language learning materials-including English as a Second/Foreign Language (ESL/EFL) and Language Arts for English speakers.  In China, the Company pre-sells its program to educational ministries through co-publishing with local publishers, while retaining full copyright ownership and distribution rights for all other markets.  In Canada, the Company has received Ontario Ministry of Education approval for one of its elementary programs.

Additionally, Lingo Media through its subsidiary EnglishLingo, Inc. intends to launch EnglishNIHAO.com which plans include the presentation of online language exercises, quizzes, course modules and innovative contests.  It is anticipated that some of the materials and services will be offered free while others will be provided on a paid subscription basis.  The Company plans to leverage the valuable publishing and distribution relationships it has established in China. Lingo Media plans to launch the online service in the first quarter of 2003.  As of June 30, 2003, the online service has not been launched.

Business Focus

Publishing Activities

CHINA

Lingo Media has spent four years developing English as a Foreign Language (EFL), products, programs, and relationships in the Chinese market. Learning to communicate in English is seen as a top priority for Chinese school students and young adult learners. Along with learning how to use a PC, English skills are perceived as a key determinant of their future levels of prosperity. The Company’s EFL book, audio and CD-based programs are unique in that they have a special focus on the spoken language. In addition to developing learning materials, considerable resources have been expended on the development of relationships with leading Chinese publishers, both in the education and trade sectors, as well as in extensive marketing and pre-selling of Lingo Media’s programs.

The Company is capitalizing on its co-development approach in the Chinese market. Lingo Media sees its relationships with leading Chinese publishers; its Canadian and Chinese author teams; and its original custom-developed content as key factors in opening up the Chinese educational market. The Company has secured long-term publishing contracts for the Kindergarten to Grade 12 (K-12) and higher educational markets, which it anticipates will generate ongoing revenue streams from the sale of its programs.

People’s Education Press “PEP”:

People's Education Press, a division of China's State Ministry of Education, publishes 80% of educational materials for the K-12 market throughout China, for all subjects, including English. PEP has a readership of more than 150 million students. Lingo Media has four programs in development with PEP. Three series target the elementary market of 100 million students: PEP Primary English (for grades 3 to 6 as Chinese students must now begin learning English in Grade 3); Starting Line (Grades 1-6); and Beginning English for Young Learners (Kindergarten, Grades 1& 2). The Junior Reading Comprehension series is for junior middle school students. Initial levels of all four programs were launched in September 2001. All series include textbooks, activity books, audiocassettes, teacher resource books, and supplementary materials.

Foreign Language Teaching and Research Press “FLTRP”:

In April 2000, Lingo Media secured a publishing agreement to co-develop, publish and sell Subject-Based English with FLTRP, China’s leading university and reference publisher. This series is required in order to meet the education curriculum mandated by the State Ministry of Education in China that all 3rd and 4th year university students take intensive English studies specifically related to their majors. The project calls for the development of multiple volumes for each of the six subject areas on an ongoing basis through the summer of 2003, with the first levels launched in September 2003.

Guangzhou Renzhen English Production Group “Renzhen Group”:

Lingo Media completed a co-publishing agreement for two language-learning programs with Renzhen Group in December 2000. Renzhen Group is one of China’s leading privately owned language learning publishers of book and audiocassette packages focusing on wholesaling to bookstores and newsstands throughout China, as well as on its growing mail order business. The two programs include English In Business Communications — a series of six self-study books and 12 audiocassettes providing specialized English training; and The Out Loud Program: Rhymes, Rhythms and Patterns for Language Learning — a set of student books and audiocassette packages with 3 levels. Renzhen Group will be provided its internal pre-production resources including illustration, design, and layout in China.

China International Publishing Group “CIPG”:

Foreign Languages Press is a subsidiary of China’s largest publishing group, China International Publishing Group. CIPG develops and distributes books to Chinese retail bookstores, in addition to producing selected texts and supplemental books for the educational market. Lingo Media signed a contract with CIPG in June of 1998 to co-publish an English for Special Purposes Series and has released the English for Hosts book and audiocassette package.

CANADA

Lingo Media adapted The Out Loud Program: Rhymes, Rhythms and Patterns for Language Learning and created a school edition in the summer of 2001 for the primary school market.

The Company has successfully entered the Ontario education market.  The Ontario Ministry of Education has approved and listed The Out Loud Program: Rhymes, Rhythms and Patterns for Language Learning as part of their early reading strategy intended to enhance the reading ability of primary school children.  The Out Loud Program which now includes student textbooks, teacher’s source books, poster cards and audiocassettes was launched in Ontario in November 2001.  Marketing began on a Canada-wide basis in January 2002 and The Out Loud Program was launched in the United States at the International Reading Association Annual Conference in April 2002 in San Francisco.

E-Learning Activities:

Lingo Media plans to launch an English language-learning portal.  Now at 26.5 million, the number of Internet users in China is growing at a furious pace; it has doubled every 6 months over the past 2 years.  This makes electronic delivery of Lingo Media’s content over the web a natural extension.  The Company is identifying a strategic partner not only for development of the online service, but also for marketing of the service.

E-LEARNING

China:

·  Use of Lingo Media’s EFL experience, relationships and content.

Business Philosophy

Lingo Media specializes in the publishing of materials for language learning.

lin'go - probably from the French Provincial for "tongue"; originally from Latin. Strange or incomprehensible language or speech: as a foreign language or the special vocabulary of a specific field of interest.

lin'go me'di.a - a company whose goal is to make the English language accessible to precisely targeted and researched markets through the development of unique books, tapes, CDs, videos, and online content. With its international partners in research, distribution and marketing and teams of writers and educators, Lingo Media is equipped to profit from the coming growth in English language learning. There are two distinct markets: English as a Second Language (ESL) is the study of English in a country where the native tongue is English, whereas English as a Foreign Language (EFL) is the study of the English language in a country where the native tongue is not English. English for Special Purposes (ESP) is an extension of English language learning.

Over the past decade, English has become the international language; it's the lingua franca of the Internet, the international tongue for professionals ranging from banking to air transportation, and the language of technology and science. As the world shrinks, trade, commerce and communication are increasingly global. Country after country is now recognizing that the future will belong to those who are proficient in the English language.

The Company is on the cusp of huge growth in English language acquisition; not by people wanting to emigrate but by people wanting the competitive advantage of English language skills in their home country.

The Lingo Media Approach

To gain maximum penetration and acceptance in a country, materials must reflect the culture of the learners. Yet, all too often, English as a Foreign Language (EFL) materials are merely repackaged English as a Second Language (ESL) materials originally intended for an emigrant market. At Lingo Media, we team top North American writers and educators with their counterparts in our target countries and work with local publishers and educational organizations to ensure that we are creating the right kinds of materials - materials that will be the backbone of an EFL curriculum.

What makes learning English more accessible to an audience?  Two simple concepts that are easy to see but challenging to implement: quality and relevance.  Our core philosophy is to develop English language learning materials that are customized to the market we are trying to reach.  Our approach involves:

Researching and understanding the market

The whole process begins with relationship building and communication.  We talk with key organizations; associations and ministries in a country to better understand needs and concerns. We look for the right niche for the Company, and then seek local partners/stakeholders to develop/produce a customized program.  Moreover, we search for individuals in market countries who can manage the Company’s affairs.  These individuals become our links to that country's community and culture.

Creating bilateral author teams

Once we have Lingo Media liaisons in place, we establish a team of writers from North America with writers from the target country.  This team's goal is to ensure that materials serve the intended market and meet the highest educational standards.

Developing original culturally relevant material

We've found the multiple-perspective approach of dual-country author teams adds immensely to the quality and relevance of the programs we publish.  Moreover, our people in the field within the target country are constantly measuring the development of the program; does the material serve the intended audience?  Is everything on track?

Comprehensive product development

Because we know that a language-learning program needs to serve a number of different groups, we consider the requirements of all of the ultimate users: administrators, teachers and students.  Each group will have its own perspective, which we integrate into an approach that works for all.

Collaborative partnerships

We know that when clients are involved with the process of developing programs, they are much more likely to be pleased with the results.  In fact, because our partners are so involved with every stage of program development from content creation through distribution, we think of our clients as strategic team members.

Understanding the Market

The challenges of understanding the culture, mores, needs and infrastructure of China are more than offset by the potential to capture the largest English language learning and training market in the world.

Historically, the importance of education has been a high priority in China, where children take care of their parents later in life, and by extension where parents do everything they can to contribute to their children's prosperity.  As parents are now able to have only one child, resources are channeled even more intensively to ensure their child's success.  Next to learning how to use a PC, learning how to speak English is considered critical for future prosperity.    However, because it is only in recent years that English has been taught at all, enormous resources will be required to meet these educational needs.  The market is vast and diverse, encompassing EFL and ESP studies for children, adolescents and adults.

China

We selected China as our first country of exploration because, it is the largest EFL market in the world. In China, Lingo Media has forged links and established partnerships with Chinese government organizations and private businesses in order to help us maximize our market penetration.

Bilateral Authoring Teams

September 2000 marked the launch of the Company's first pilot program in China: Let's Learn English! Beginning English for Young Learners.  The program was developed by an international team of educational writers: Jack Booth, David Booth, Linda Booth and Larry Swartz (the award winning Canadian authors of the elementary language arts text Impressions), together with Meng Yanjun, Zhang Lingdi, and Lin Li from the Beijing Educational Commission.

Relevant Material

Our teams ensure that program material is relevant and culturally appropriate, as well as educationally sound.  Beginning English for Young Learners for example, was specifically created for China, and addresses the need to focus on spoken English.

Collaborative Partnerships

Throughout the preparation and production of Beginning English for Young Learners, we benefited from a close practical relationship with our local partner. The Beijing Educational Commission assembled a Chinese author team to work with the Canadian authors.  Such a relationship enhanced the quality of the materials produced, and ensured the success of the program.

Comprehensive Product Development

Before we even started developing a program such as Beginning English for Young Learners, we spent time forging relationships with select government authorities and educational publishing experts.  We needed to understand their perspective on English language learning and their criteria when developing a curriculum.  By asking the right questions, and listening to the answers, we were ready by July 1999 to begin delivering a solution.   Now that the pilot program has launched in Beijing, we're listening again.  Our plan is for this program to be implemented nationally.  That means our relationship will continue with Beijing Educational Commission and the Company’s distribution partner, Peoples Education Press as we collect and assess relevant feedback.

Products

Programs for Children:

Series:	Beginning English For Young Learners

Launch Date:	In process, not launched yet

Type of Program:

A series of student books, audiocassettes, teacher resource books and ancillary materials.  The program promotes oral language use through partner-based activities suited for both large and small groups.  It enhances listening, speaking and emerging literacy skills, using an activity-based approach.

Components:	Student Books: 4
Audiocassettes: 8
Teacher Resource Books: 2

Target Audience:	Elementary Schools: Grade 1 and 2

Author Teams:	Canada:
David Booth, Jack Booth, Linda Booth, Larry Swartz

China:
Meng Yanjun, Zhang Lingdi, Lin Li

Publisher:	Lingo Media

China School Edition:
Co-Publisher – People’s Education Press

Series:	PEP Primary English

Launch Date:	September 2001

Type of Program:	English as a Foreign Language (EFL)
English as a Second Language (ESL)

Description:

A series of student books, audiocassettes, teacher resource books and ancillary materials.  The program employs a variety of learning strategies to promote interactive, two-way communication as students explore the content through task-based activities.

Components:	Student Books: 8
Audiocassettes: 8
Teacher Resource Books: 8
Ancillary Materials: in development

Target Audience:	Elementary Schools: Grade 3 – 6

Author Teams:	Canada:
David Booth, Jack Booth, Linda Booth, Larry Swartz

China:
Gong Yafu, Wu Yuexin

Publisher:	Lingo Media

China School Edition:
Co-Publisher -
People’s Education Press

Series:	Starting Line

Launch Date:	September 2001

Type of Program:	English as a Foreign Language (EFL)
English as a Second Language (ESL)

Description:

A series of student books, audiocassettes, teacher resource books and ancillary materials.  The program employs interactive, two-way communication to help and encourage students to build word power in listening, speaking, reading and writing as they participate in task-based activities designed for use in multi-level classrooms.

Components:	Student Books: 12
Audiocassettes: 12
Ancillary Materials in development

Target Audience:	Elementary Schools: Grade 1 – 6

Author Teams:	Canada:
David Booth, Jack Booth, Linda Booth, Larry Swartz

China:
Gong Yafu, Li Jinchun

Publisher:	Lingo Media

China School Edition:
Co- Publisher -
People’s Education Press

Series:	The Out Loud Program: Rhymes, Rhythms, and Patterns for Language Learning

Launch Date:	September 2001

Type of Program:	Language Arts
English as a Second Language (ESL)
English as a Foreign Language (EFL)

Description:

A series of student books, audiocassettes, teacher resource books and ancillary materials.  The program is based on the principle that becoming fluent in a language depends largely on the participants being involved in authentic, interactive discourse using the language.  As young learners experience the sounds of the English language found in these fascinating and inviting materials, they are immediately working with the language, participating in its structures and vocabulary from the inside out.  This program presents teachers with hundreds of helpful models of the English language to explore with students.

Components:	School Edition
Student Books: 6
Audiocassettes: 6
Teacher Resource Books: 6
Poster Sets (20): 6

Trade Edition:
Student Books: 3
Audiocassettes: 3

Target Audience:	Elementary 3: Grades K – 2

Author Team:	Canada:
Larry Swartz, David Booth, Jack Booth, Linda Booth

Publisher:	Lingo Media

Canada School Edition:
Publisher -
Lingo Media

China Trade Edition:
Co-Publisher -
Renzhen Group

Programs for Juveniles

Series:	Junior Reading Comprehension

Launch Date:	March 2001

Type of Program:	English as a Foreign Language (EFL)
English as a Second Language (ESL)

Description:

A series of student books to supplement the widely used PEP textbooks for grades 7-9.  These supplemental books provide a wide range of reading selections and follow-up activities, language games, puzzles, and other sources for developing comprehension.

Components:	Students Books: 6

Target Audience:	Junior Middle Schools: Grades 7-9

Author Team:	Canada:
David Booth, Jack Booth, Linda Booth, Larry Swartz

Publisher:	Lingo Media

China School Edition:
Co-Publisher -
People’s Education Press

Programs for Higher Education

Series:	Subject-Based English

Launch Date:	In progress, not launched yet

Type of Program:	English for Special Purposes (ESP)

Description:

A series of student text books, audiocassettes, and teacher resource books.  The first set of six subjects includes Law, Mathematics, Physics, Geological Prospecting and Mining, Biology, and Transportation.  This program is required in order to meet curriculum mandated by the Chinese State Ministry of Education stating that all third and fourth year students not majoring in English must take English courses related to their subject area.

Components:	Student Textbooks: 6
Audiocassettes: 12
Teacher Resource Books: 6

Target Audience:	Third and fourth year university students majoring in subjects other than English

Author Teams:	Canada:
William Marshall, Brigid Fitzgerald

China:
Bu Yukun

Publisher:	Lingo Media

China School Edition:
Co-Publisher -
Foreign Languages Teaching and Research Press

Programs for Professionals

Series:	English in Business Communications

Launch Date:	February 2001

Type of Program:	English for Special Purposes (ESP)

Description:

A series of self-study books and audiocassettes for adult English learners focused on specific English language needs for a variety of professions and occupations.  The series is designed to develop and enhance listening comprehension, vocabulary development and pronunciation.  Subject areas include Insurance, Marketing, Meetings, Negotiations, Banking, Presentations and English for Hosts.

Components:	Self-study Books: 6
Audiocassettes: 12

Target Audience:	Self-Study Adult Market

Author Team:	William Marshall, Brigid Fitzgerald

Publisher:	Lingo Media
China Trade Editions:
Co-Publishers:

English for Hosts:
- Foreign Languages Press

English in Insurance
- Renzhen Group

English in Marketing
- Renzhen Group

English in Meetings
- Renzhen Group

English in Negotiations
- Renzhen Group

English in Banking
- Renzhen Group

English in Presentations
- Renzhen Group

United States vs. Foreign Sales/Assets

During the fiscal years ended December 31, 2002, 2001 and 2000, respectively, $397,336, $21,068 and $482,991 of sales revenue were generated in Canada.

During the fiscal years ended December 31, 2002, 2001 and 2000, respectively, $nil, $nil and $nil of sales revenue were generated in the United States.

During the fiscal years ended December 31, 2002, 2001 and 2000, respectively, $931,784, $312,623, and $44,060 of sales revenue were generated in China.

At December 31, 2002, December 31, 2001 and December 31, 2000, substantially all of the Company’s assets were located in Canada.

Dependency upon Patents/Licenses/Contracts/Processes

The Company has no dependency on Patents and Licenses but the Company is dependent on the contracts in China with various Chinese Publishers.

Seasonality

The Company may experience some seasonal trends in the sale of its publications.  For example, sales of educational published materials experience seasonal fluctuations with higher sales in the Spring (second calendar quarter) and Fall (fourth calendar quarter).

Research and Development, Trademarks, Licenses, and Etc.

Research and Development

During the years ended December 31, 2002, 2001 and 2000, respectively, the Company expended $10,313, $168,184 and $379,646 on research and development, under the categories of “development costs” and “software development costs”.  These expenditures were primarily directed at developing products for the China market.

Trademarks

The Company owns the trademarks: Lingo Media, EnglishLingo and EnglishNihao.

Employees

As of June 30, 2003, the Company had five active employees, including the executives.  As of December 31, 2002, December 31, 2001, December 31, 2000 and December 31, 1999, there were five, four, six, and four employees (including the executives), respectively.  None of the Company's employees are covered by collective bargaining agreements.

4.C.  Organization Structure

The Company currently has four active subsidiaries: Lingo Media Ltd., Lingo Media International Inc., EnglishLingo, Inc., and MailBox Kids Corporation.  Refer to ITEM 4.  “Information on the Company, 4.A. History and Development of the Company, History and Development” for more information.

4.D.  Property, Plant and Equipment

The Company’s executive offices are located in rented premises of approximately 1,674 sq. ft. at 151 Bloor Street West, #890, Toronto, Ontario, Canada M5S 1S4.  The Company began occupying these facilities, through its subsidiary Lingo Media Ltd. in November 1994.

The Company is outsourcing its manufacturing, warehousing and distribution services.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended December 31, 2002 and December 31, 2001, and for the three months ended March 31, 2003 and March 31, 2002 should be read in conjunction with the consolidated financial statements of the Company and the notes thereto.

The following discussion contains forward-looking statements that are subject to significant risks and uncertainties.  Readers should carefully review the risk factors described herein and in other documents the Company files from time to time with the SEC.

5.A  Overview

The Company is a provider of language learning products to international markets, with a particular emphasis on China and more recently in Canada. The products include traditional media, such as books, audio, and CD-ROM, with the recent addition of the Internet as a medium for accessing its products and services.

5.B  Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates and assumptions.

In management’s opinion, Revenue Recognition, Development Costs, Acquired publishing Content, Software Development Costs and Use of estimates as presented in the financial statements of the year ended December 31, 2002 are critical accounting policies and are as follows:

Revenue recognition:

Revenue from the sale of publishing and ancillary products is recognized upon delivery and as long as all vendor obligations have been satisfied. Amounts received in advance of revenue recognition are recorded as customer deposits.

Development costs:

Development costs associated with pre-operating expenses of Alpha Media™, Alpha Publishing™ and Alpha Brand Name Books™ have been capitalized. In addition, the Company has capitalized pre-operating costs relating to establishing a business base in the United States and the development of business in China. Pre-operating costs are capitalized until the commencement of commercial operations and then amortized on a straight-line basis, over a maximum of five years. The carrying value is assessed on a periodic basis to determine if a write-down is required.

Acquired publishing content:

The costs of obtaining the English as a Foreign Language ("EFL") program entitled "Communications: An Interactive EFL Program" and an international folktale series entitled "Stories Lost and Found: The Universe of Folktale" have been capitalized and are being amortized over a five-year period. The carrying value is assessed on a periodic basis to determine if a write-down is required.

Software development costs:

The Company has deferred software development costs incurred in connection with a computer software program to be used by children in reading and writing that promotes and facilitates the development of communication skills in the English language. Software development costs are deferred once technological feasibility for a product is established.

Software development costs are amortized on a straight-line basis over a maximum of three years. The carrying value is assessed on a periodic basis to determine if a write-down is required.

Use of estimates:

The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting year. Actual results could differ from those estimates. The Company's deferred costs relating to pre-operating expenses and certain other intangible assets have been stated at cost less accumulated amortization on the basis that amounts will be recoverable from commercial operations. The Company supports the carrying value of these assets based on the undiscounted value of expected future operating income. Significant changes in these estimates of future operating income could result in material impairments of development costs, software development costs and acquired publishing content.

These policies involve management’s judgement and analysis in recording the current year revenues and forecasting the revenues for upcoming year, which impact the valuation of Acquired Publishing Content, development Costs and Software development costs.

5.C  Operating Results

Three Months Ended March 31, 2003 vs. Three Months Ended March 31,2002

Revenue for the first three months of 2003 was $224,632 compared to $419,166 for the same period for 2002, a 46% decrease. The decrease in revenue is due to decreased sales in Canada.  In 2002, the sales in Canada were higher due to a one time Call for Resources from the Government of Ontario for the language learning materials in the province of Ontario.

Cost of Sales includes all costs directly related to production and distribution of the products sold such as manufacturing costs, freight, author royalties and sales commissions. Cost of Sales for three months ended March 2003 were $34,606 as compared to $285,103 for the same period last year. The gross margin for three months ended March 2003 was $190,026 as compared to $134,063 for the same period last year. In first three months of 2003, Lingo Media’s gross margins percentage increased to 85% as compared to 32% for the same period last year. The increase in the gross margin percentage resulted from the change in the revenue mix. Revenue in 2002 was earned mainly from direct publishing, and royalty income as opposed to revenue for 2002, which was generated from royalty income. The gross margin for the first three months of 2003 increased by 42% as compared to the same period in 2002.

General and administrative costs consist of costs incurred at the corporate level including executive compensation, consulting fees, administration, marketing, professional fees, shareholders services and any foreign exchange losses or gains. These expenses were $168,696 for the first three months of 2003, an increase of $59,398 over 2002’s $109,298. This increase is mainly due to a foreign exchange loss of $32,846 sustained by the Company due to the decrease in US dollar as compared to Canadian dollars and due to the increased activity of the Company and non-recurring professional fees incurred to register the Company with US Securities and Exchange Commission to qualify to trade in US.

Amortization for three months ended March 2003 increased by 17% over the last year to $74,476 from $63,904. This increase is due to the amortization of capital assets that were acquired in last six months of 2002.

The Company started accounting for the stock based-compensation expense as per the regulations of CICA effective January 1, 2002. The amortization for the stock-based compensation was $8,333 for the three months ended March 2003 as compared to $1,042 for the same period last year, an increase $7,291. This increase is attributable to the increased numbers of options issued to consultants, which vested during the period.

The Company reported an EBITA (Earnings before interest, taxes and amortization) of $20,630 for the three months ended March 2003 as compared to $24,242 for the same period last year, a 15% decrease due to decrease in revenue. Although, Company’s EBITA was decreased, its EBITA percentage was increased from 6% for the first three months of 2002 to 9% for the same period in year 2003.

The Company reported a loss before extraordinary items and taxes of $(65,777) for the first three months of 2003 as compared to a loss of $(53,969) for the same period last year, a 22% increase. Income taxes for the first three months ended March 2003 amounted to $31,640, whereas gain on issue of shares of subsidiary and income taxes amounted to 67,500 and 13,135 respectively for the same period last year. The company reported no extra-ordinary items for the first three months of 2003. The Company reported a net loss of $(97,417) for three months ended March 2003 as compared to a net income of  $396 for the same period last year.

Fiscal Year Ended December 31, 2002 vs. Fiscal Year Ended December 31, 2001

Revenue

Revenue for the year 2002 was $1,329,120 compared to $333,691 for 2001, a 298% increase. The increase in the revenue is attributable to the launch of additional levels of the publishing programs in China resulting in revenues of $931,784 and the launch of an elementary school publishing program in Canada resulting in revenues of $397,336.

Cost of Sales

Cost of Sales includes all costs directly related to production and distribution of the products sold such as manufacturing costs, freight, author royalties and sales commissions. Cost of Sales for 2002 were $444,275 as compared to $42,138 for the same period last year. The gross margin for 2002 was $884,845 as compared to $291,553 last year. In 2002, Lingo Media’s gross margins percentage decreased to 67% as compared to 87% last year. The decrease in the gross margin percentage resulted from the change in the revenue mix. Revenue in 2001 was earned mainly from royalty income as opposed to revenue for 2002, which was generated from direct publishing, in addition to the royalty income. The gross margin for the year 2002 increased by 203% as compared to 2001.

General and Administrative

General and administrative costs consist of costs incurred at the corporate level including executive compensation, consulting fees, administration, marketing, professional fees and shareholders services. These expenses were $470,732 for the year ended December 31, 2002, a 16% increase over 2001’s $406,961. The Company accrued a government grant in the amount of $54,000 during the year 2002, which reduced the general administrative expenses for the year ending December 31, 2002. There was no government grant reduction for last year.  Excluding the government grant, the Company’s general and administrative expenses increased by 29% due to the Company’s increased publishing activities, management’s efforts to increase sales, and non-recurring professional fees incurred to register the Company with US Securities and Exchange Commission to qualify to trade in US.

Amortization

Amortization increased by 202% over the last year to $256,031 from $84,774. This increase is attributable to the increased amortization of deferred costs taken for twelve months in 2002 as compared to for four months for 2001 in accordance with the Company’s amortization policy.

Stock-Based Compensation

The Company has started accounting for the stock based-compensation expense as per the regulations of CICA effective January 1, 2002. The amortization for the stock-based compensation was $4,792 for 2002.

Gain on issue of Shares by subsidiary

The Company recorded a gain of $101,588 on the issuance of shares by English Lingo, Inc. a subsidiary of the Company, during fiscal 2002. The gain on the issuance of shares by EnglishLingo, Inc. for 2001 amounted to $48,750.

Net Income

The Company reported net income of $104,410 before extraordinary items and taxes, as compared to a loss of $253,832 last year.

Gain on issue of shares of subsidiary amounted to $101,588 this year whereas the taxes amounted to $138,122. After the gain on sales of shares and income taxes the Company reported a profit of $67,875 as compared to last year’s loss of ($44,706).

5.D  Liquidity and Capital Resources

For the three months ended March 31, 2003, we had revenues of $224,632, and as of March 31, 2003, we had cash of $178,198, accounts receivable of $518,553, and current liabilities of $384,156.  We believe that our current cash on hand along with our accounts receivable and recurring sales will satisfy our working capital requirements for at least the next twelve months.  After that, we may need to raise additional funds in order to finance our operations.

As of June 30, 2003 we did not have any principal commitments to raise capital for the Company.  Although we have no material commitments for capital expenditures, we expect our capital requirements to increase significantly over the next several years as we increase sales and administration infrastructure.  Our future liquidity and capital funding requirements will depend on numerous factors, including, but not limited to, the cost and timing of the expansion of our sales and marketing efforts.

We currently do not maintain any lines of credit nor do we have any agreements for additional sources of financing except that the Company factors certain of its accounts receivables. The factored accounts receivable are backed by an insurance policy through the Export Development Corporation.

In the future, we may be required to seek additional capital by selling debt or equity securities, curtailing operations, selling assets, or otherwise be required to bring cash flows in balance when it approaches a condition of cash insufficiency.  The sale of additional equity securities, if accomplished, may result in dilution to our shareholders.  We cannot assure you, however, that financing will be available in amounts or on terms acceptable to us, or at all.

Development Costs:

Development costs associated with pre-operating expenses of Alpha Media™, Alpha Publishing™ and Alpha Brand Name Books™ have been capitalized.  In addition, the Company has capitalized pre-operating costs relating to establishing a business base in the United States and the development of business in China.  Pre-operating costs are capitalized until the commencement of commercial operations and then amortized on a straight-line basis, over a maximum of five years.  The carrying value is assessed on a periodic basis to determine if a write-down is required. Development costs are amortized on a straight-line basis over a maximum of five years. Under Canadian GAAP, the Company defers the incremental costs relating to the development and pre-operating phases of new businesses and established business and amortizes these costs on a straight-line basis over periods up to five years.  Under United States GAAP, Incremental costs related to development and pre-operating plan of new business are expenses as incurred but the incremental costs incurred for established business are capitalized and amortized over on a straight line basis over periods up to five years.

Software Development Costs:

Under Canadian GAAP, the Company has deferred software development costs incurred in connection with a computer software program to be used by children in reading and writing that promote and facilitate the development of communication skills in the English language.  Software development costs are deferred once technological feasibility for a product is established.  Software development costs are amortized on a straight-line basis over a maximum of three years. Technological feasibility is established when the Company has completed all planning, designing, coding and testing activities that are necessary to establish that the product can be produced to meet its design specifications, including functions, features and technical performance requirements. Under United States GAAP, the software development costs would be expensed as incurred.

Our obligations as of March 31, 2003, were as follows:

Expressed in Canadian Dollars

Obligation	Expiring	Balance
Rent	January 31, 2006	$ 78,433
Equipment Lease 2	May 1, 2006	$ 10,472

Three Months Ended March 31, 2003

The Company had working capital of $500,648 as of March 31, 2003.  The Company had cash of $178,198 and accounts receivable of $518,553 as of March 31, 2003.

Cash provided By Operating Activities for the three months ended March 31, 2003 totaled $22,147 largely attributable to changes in pre-paid expenses of $(53,186) and accounts receivable of $(83,681).

Cash Used in Investing Activities for the three months ended March 31, 2003 was $(16,942) attributable to development costs and an increase in capital assets.

Cash provided by Financing Activities for the three months ended March 31, 2003 was $93,121, including the issuance of capital stock of $15,000 and an increase in long-term debt of $78,121.

Fiscal Year Ended December 31, 2002

Proceeds from a private placement completed in March 2002 in the amount of $370,000 were used to repay Standard Mercantile Bancorp Limited Partnership debt of $364,621

The Company had working capital of $516,462 at December 31, 2002 along with cash of $79,871 and accounts receivable of $601,379.

Cash provided by Operating Activities for the Fiscal Year Ended December 31, 2002 totaled $2,238. Significant adjustments included: ($540,617) in accounts receivable; $330,040 from factored receivables; 133,289 for amortization of “development costs”, $(101,588) in gain on issue of shares by subsidiary; and $100,380 from work in progress.

Cash Used in Investing Activities for the Fiscal Year ended December 31, 2001 was ($18,184), representing: ($168,184) in development costs and $150,000 from the proceeds on sale of subsidiary.

Cash Provided by Financing Activities for the Fiscal Year Ended December 31, 2001 was $336,126 including ($145,000) for repayment of bank indebtedness; $566,713 increase in long-term debt; ($199,087) repayment of long-term debt; and $113,500 from the issuance of capital stock.

Fiscal Year Ended December 31, 2001

Proceeds from a private placement completed in November 2001 in the amount of $100,000 were used for working capital requirements.

The Company had a working capital deficit of $85,471 at December 31, 2001 along with cash of $7,473 and accounts receivable of $336,840.

Cash Used in Operating Activities for the Fiscal Year Ended December 31, 2001 totaled ($354,676), including the ($44,706) Net Loss.  Significant adjustments included: ($197,719) from gain on sale of subsidiary; $43,910 amortization of “development costs”, $67,099 in short-term investments; ($193,173) in accounts receivable; ($50,329) work in progress; ($33,087) accounts payable and accrued liabilities; and ($50,250) in customer deposits.

Cash Used in Investing Activities for the Fiscal Year ended December 31, 2001 was ($18,184), representing: ($168,184) in development costs and $150,000 from the proceeds on sale of subsidiary.

Cash Provided by Financing Activities for the Fiscal Year Ended December 31, 2001 was $336,126 including ($145,000) for repayment of bank indebtedness; $566,713 increase in long-term debt; ($199,087) repayment of long-term debt; and $113,500 from the issuance of capital stock.

Reconciliation of Canadian and United States generally accepted accounting principles ("GAAP"):

Development Costs/Software-Development Costs/Options to Consultants

Under Canadian GAAP, the Company defers the incremental costs relating to the development and pre-operating phases of new businesses and established business and amortizes these costs on a straight-line basis over periods up to five years. Under United States GAAP, Incremental costs related to development and pre-operating plan of new business are expenses as incurred but the incremental costs incurred for established business are capitalized and amortized over on a straight line basis over periods up to five years.

Starting January 1, 2002 under United States and Canadian GAAP, the Company records compensation expense based on the fair value for stock or stock options granted in exchange for services from consultants. Before January 1, 2002, for the options issued and completely vested the Company did not recognize a compensation expense under Canadian GAAP but recorded a compensation expense under US GAAP for the options issued to consultants. In respect to options issued before January 1, 2002 but vesting in year 2002, the Company records expense under US GAAP but recognized no expenses under Canadian GAAP.

Stock-based compensation disclosure

The Company measures compensation expense relating to employee stock option plans for United States GAAP purposes using the intrinsic value method specified by APB Opinion No. 25, which in the Company’s circumstances would not be materially different from compensation expense as determined under Canadian GAAP.

Statement of comprehensive income

In June 1997, the Financial Accounting Standards Board issued Statement No. 130, "Reporting Comprehensive Income" ("SFAS 130").  SFAS 130 establishes standards for the reporting and disclosure of comprehensive income and its components in financial statements.  Components of comprehensive income or loss include net income or loss and all other changes in other non-owner changes in equity, such as the change in the cumulative translation adjustment and the unrealized gain or loss for the year on "available-for-sale" securities.  For all periods presented, comprehensive income is the same as net income.

Calculation of Loss For the Year

The consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") as applied in Canada.  In the following respects, GAAP as applied in the United States differs from that applied in Canada.

If United States GAAP were employed, the loss in each year would be adjusted as follows:

Expressed in Canadian Dollars

	2002	2001	2000

Income (Loss) for the year, Canadian GAAP	$ 67,875	$ (44,706)	$ (774,997)

Impact of US GAAP and adjustments:
Development costs	-	(168,184)	(348,689)

Amortization of development costs	133,290	43,910	74,500

Software development costs	-	-	(30,957)

Amortization of software development costs	41,395	10,349	-

Compensation expense	(119,217)	(59,983)	(22,500)

Share issue costs	(16,630)	-	-

Income (Loss) for the year, US GAAP	$ 60,285	$ (218,614)	$ (1,102,643)

The consolidated financial statements are prepared in accordance with GAAP as applied in Canada.  In the following respects, GAAP as applied in the United States differs from that applied in Canada:

Expressed in Canadian Dollars

	March 2003	March 2002

Income (Loss) for the year, Canadian GAAP	$ (97,417)	$ 396

Impact of US GAAP and adjustments:
Amortization of development costs	45,118	33,319

Software development costs	-	-

Amortization of software development costs	10,349	10,349

Compensation expense	(119,217)	(20,117)

Income (Loss) for the year, US GAAP	$ 60,285	$ (23,947)

Calculation of earnings per share:

Under both US and Canadian GAAP, basic earnings per share are computed by dividing the net income for the year available to common shareholders, as measured by the respective accounting principles (numerator), by the weighted average number of common shares outstanding during that year (denominator).  Basic earnings per share exclude the dilutive effect of potential common shares.

Diluted earnings per share under Canadian GAAP and US GAAP give effect to all potential common shares outstanding during the year. Potential common shares consist of the incremental common shares issuable upon the exercise of stock options using the treasury stock method.

The following table reconciles the numerators and denominators of the basic and diluted earnings per share under U.S. GAAP as required by SFAS 128:

Expressed in Canadian Dollars

	2002	2001	2000

Numerator for basic and diluted
Income (Loss) per share
Income (Loss) – US GAAP	$ 60,285	$ (218,614)	$ (1,102,643)

Denominator for basic and diluted loss per share:
Weighted average common shares	16,023,289	13,234,933	14,567,994
Basic and diluted loss per share – US GAAP	$ 0.00	$ (0.02)	$ (0.08)

5.E  Research and Development, Trademarks, Licenses, and Etc.

Research and Development

During the years ended December 31, 2002 and 2001, respectively, the Company expended $10,313 and $168,184 on research and development, under the categories of “development costs”.  These expenditures were primarily directed at developing products for the China market.

Trademarks

The Company owns the trademarks: Lingo Media, EnglishLingo and EnglishNihao.

Licenses

The Company holds no Licenses.

5.F  Trend Information

Trend in the Company financial performance are discussed above in Item 5.C. “Operating Results”.

Demand for English Language Training is growing world-wide. In China, currently Lingo Media’s main market, learning English is a priority for students and young adults.  To the Chinese, proficiency in English is considered a major determinant of future prosperity.  The admittance of China into the WTO and the 2008 Olympic Games in Beijing have created further demand for fluency in the English language.  It is estimated that over 165 million people in China are actively learning English. This growth trend is expected to continue as China continues to open it boarders to international trade and commerce.

Throughout Canada and the United States demand for English Language Training has grown significantly as the number of non-English speaking individuals immigrate to predominately English speaking countries or travel to English speaking countries for business and education.

In Canada, the majority of immigrants come from non-English speaking countries, and the majority of those immigrants settle in Ontario, particularly the Greater Toronto Area (GTA).  The number of schools in the GTA with ESL programs has dropped by 20% in the last 5 years.  This decline is mostly due to lack of direct ESL program budgeting.

In the United States, an influx of immigrants has prompted many school divisions to implement English as a Second Language (ESL) centers for the selection of classroom materials.  ESL programs are the fastest growing component of the state-administered adult education programs. According to the U.S. Department of Education, in 1997-98, 48% of enrollments were in ESL programs, compared to 33% in 1993-94.

The Survey of the States' Limited English Proficient Students and Available Educational Programs and Services found that 7.8% of the total public school student enrollment in 1997-98 consisted of ESL programs for kindergarten to grade twelve.

Funding for ESL programs in the United States can be accessed through the “No Child Left Behind” grant by U.S. publishers and distributors.

Internationally, many non-English speaking countries are now mandating English be taught at the elementary school level (e.g. Korea, Taiwan, and Mexico.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 6

Directors and Senior Management

June 30, 2003

Name	Position	Age	Date of First Election or Appointment
Michael P. Kraft	President/CEO/Director	40	November 1996
Khurram R. Qureshi	Chief Financial Officer	40	April 1997
Richard J.G. Boxer	Director	54	November 1996
Richard H. Epstein	Director	40	July 2001
Chen Geng	Director	33	July 2001
Scott Remborg	Director	54	July 2000
Imran Atique	Secretary/Treasurer	26	September 2001

Michael P. Kraft has served as President, Chief Executive Officer and Director of the Company since its inception in April 1996.  Since June 1999, Mr. Kraft has served as Chief Executive Officer, Secretary and Director of EnglishLingo, Inc., a subsidiary of the Company.  Since December 2000, Mr. Kraft has also served as the President of EnglishLingo, Inc.  Since 1994, Mr. Kraft has served as President, Chief Executive Officer, Director and co-founder of Lingo Media Ltd. (formerly Alpha Corporation), a subsidiary of the Company that pre-sells or licenses book, audio and other complementary multi-media products through traditional and alternative distribution channels in Canada and international markets.  From 1990 to early 1993, Mr. Kraft was Vice-President of Madison Marketing Limited, a specialty book publisher.  He received a Bachelor of Arts in Economics from York University in Toronto in 1985.  Also, he has been a Director of Canadian Shield Resources Inc. since 1996.  Also, he had been President, CEO and Secretary of AlphaCom Corporation, a subsidiary of the Company that was sold in May 2001.

Khurram R. Qureshi, Chief Financial Officer of the Company since June 1997, and brings to Lingo Media Inc. over thirteen years of experience in the field of finance and accounting, including experience working for several public companies.  Mr. Qureshi graduated from York University (Toronto), with a Bachelors Degree in Administrative Studies and qualified as a Chartered Accountant in 1990.  From 1987 to 1996, he gained valuable experience while working with Kraft, Berger, Grill, Schwartz, Cohen & March LLP.  Mr. Qureshi also has served as Chief Financial Officer of other private and public companies.  In addition, Mr. Qureshi served as Chief Financial Officer of AlphaCom Corporation, a subsidiary of the Company that was sold in May 2001.

Richard J.G. Boxer has served as Director of the Company since April 1996.  Mr. Boxer serves as the President of Buckingham Capital Corporation, a private merchant banking company, which provides capital and financial advice to both private and public corporations.  He is on the board of a number of private companies.  Mr. Boxer received an M.B.A. from York University in 1976 and received his Chartered Accountant designation in 1973.

Richard H. Epstein has served as a Director of the Company since July 2001.  Mr. Epstein is a partner in Aird & Berlis LLP.  Called to the Bar in 1992, his practice includes restructuring, corporate finance, and mergers and acquisitions.  Since 1999, Mr. Epstein has been providing advice to the Company on various matters.  He received his BSc from McGill University in 1986 and his LLB from Osgoode Hall Law School in 1990.

Chen Geng has served as a Director of the Company since July 2001.  Since June 1999, Mr. Geng has served as a Director of EnglishLingo, Inc., a subsidiary of the Company.  From June 1999 through March 2001, Mr. Geng served as Vice President for EnglishLingo, Inc.  Mr. Geng was Managing Director - Greater China Region of Lingo Media from June 1999 to June 2001.  Prior to joining Lingo Media, he was a Chinese Trade Commissioner promoting bilateral trade and investment between China and Canada.  From 1996 to 1999, Mr. Chen was the Consul for Economic and Commercial Development at the Chinese Consulate in Toronto, and held a senior post at the Canada Desk in the Chinese Ministry of Foreign Trade and Economic Cooperation (MOFTEC) from 1992 to 1996.  Mr. Chen received his BA from Beijing Foreign Studies University in 1992 and an MBA from University of Toronto in June 2003.

Scott Remborg has served as a Director of the Company since July 2001.  Mr. Remborg has served as Chairman of the Board of EnglishLingo, Inc., a subsidiary of the Company since June 1999.  Mr. Remborg served as the President of EnglishLingo, Inc. from June 1999 through December 2000.  Mr. Remborg served as a Consultant to EnglishLingo, Inc. from July 1999 to December 2000.  He is the General Manager, E-business at Air Canada since mid-January 2001.  From 1994 to 1998, Mr. Remborg was senior Vice-President, Internet of MediaLinx Interactive, Inc. of Toronto a new media company that developed and implemented the Sympatico Internet portal on behalf of Bell Canada and Stetnor Alliance.  Prior to that, he was Vice-President, Business Development for Ivation Datasystems Inc. of Toronto, a software and consulting company developing software solutions for the government markets.

Imran Atique has served as Secretary and Treasurer of the Company since September 2001 and began as a consultant in August 2000. He brings six years accounting experience to Lingo Media. Mr. Atique received his Bachelor’s of Commerce (Honours) from St. Mary’s University (Halifax) in 1999 and is currently enrolled in the Certified Management Accountants (CMA) program with the Society of Management Accounts of Ontario.

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

The Senior Management serves at the pleasure of the Board of Directors with management service contracts but without term of office, except as disclosed herein.

Despite the Company’s Executive Officers spending material portions of their time on businesses other than the Company, the Company believes that they devote sufficient time to the Company to properly carry out their duties.

No Director and/or Executive Officer has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Executive Officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no arrangements or understandings between any two or more Directors or Executive Officers, pursuant to which he was selected as a Director or Executive Officer.  There are no family relationships between any two or more Directors or Executive Officers.

6.B.  Compensation

The table below sets forth information concerning the compensation paid, during each of the last three fiscal years (as applicable), to the Company’s chief executive officer and other executive officers of the Company and its subsidiaries who received total remuneration, determined on the basis of base salary and bonuses in excess of $100,000 during the last three fiscal years ended December 31 (the “Named Executive Officers”).

Summary Compensation Table

Expressed in Canadian Dollars

	Annual Compensation				Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary (1)	Bonus	Other Annual Compensation (1) (2)	Securities Under Options/SARs (3) Granted	Restricted Shares or Restricted Share Units	LTIP (4) Payouts	All Other Compensation

Michael P. Kraft (5)	2002	90,000	-	9,161.40	400,000	-	-	18,500 (6)
	2001	100,000	-	12,146.40	500,000	-	-	5,000 (6)
	2000	73,000	-	11,522.73	Nil	-	-	50,000 (6)

(1)

Paid by Lingo Media Ltd., a wholly-owned subsidiary of the Company.

(2)

These amounts include automobile allowance.

(3)

Stock appreciation rights.

(4)

Long term incentive plans.

(5)

Mr. Kraft’s salary was paid by Lingo Media Ltd. to his holding company, Michael P. Kraft & Associates Inc.

(6)

Represents success fees.

Management Agreement. Michael P. Kraft provides his services pursuant to a Management Agreement dated May 1,1998 (and most recently amended on June 30, 2000) between Michael P. Kraft Associates Inc. (“MPK Inc.”) pursuant to which Lingo Media Ltd. (formerly Alpha Corporation), a wholly-owned subsidiary of the Company, engaged MPK Inc. to provide administration and management services.  Pursuant to the June 2000 amendment, Lingo Media Ltd. is to pay MPK Inc. $10,000 per month beginning July 2000 in addition to providing an allowance for a health plan and life insurance policy.  MPK Inc. is to be reimbursed for all travel, entertainment and other expenses actually and properly incurred.  The Management Agreement also provides for a reasonable automobile allowance and a success fee based on the aggregate amount arranged for project debt and equity financing.  MPK Inc. is a private corporation controlled by Michael P. Kraft, President/CEO/Director of the Company.

Stock Options.  The Company grants stock options to Directors, Senior Management and employees; refer to ITEM #6.E., "Share Ownership, Stock Options”.

Director Compensation.  The Company has no formal plan for compensating its Directors for their service in their capacity as Directors.  Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director.  Other than indicated below no Director received any compensation for his services as a Director, including committee participation and/or special assignments.

Change of Control Remuneration.  The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2001 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Executive Officer.

Other Compensation.  No Executive Officer/Director received “other compensation” in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Executive Officers/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

Bonus/Profit Sharing/Non-Cash Compensation.  Except for the stock option program discussed in ITEM #6.E., the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Executive Officers.

Pension/Retirement Benefits.  No funds were set aside or accrued by the Company during Fiscal 2002 to provide pension, retirement or similar benefits for Directors or Executive Officers.

6.C.  Board Practices

6.C.1.  Terms of Office.  Refer to ITEM 6.A.1.

6.C.3.  Board of Director Committees.

The Company has two committees: Audit Committee and Compensation Committee.

Audit Committee recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.  The current members of the Audit Committee are: Richard J.G. Boxer, Scott Remborg and Micahel P. Kraft.

Compensation Committee establishes and modifies compensation and incentive plans and programs, and reviews and approves compensation and awards under compensation and incentive plans and programs for elected officers of the Company. The current members of the Compensation Committee are: Khurram R. Qureshi, Chen Geng and Richard H. Epstein.

6.D.  Employees

As of June 30, 2003, the Company had 6 active employees, including the two senior persons Management.  As of December 31, 2002, and December 31, 1991, there were six, and four employees (including the Senior Management), respectively.  None of the Company's employees are covered by collective bargaining agreements.

6.E.  Share Ownership

Table No. 7 lists, as of June 30, 2003, Directors and Executive Officers who beneficially own the Company's voting securities and the amount of the Company's voting securities owned by the Directors and Executive Officers as a group.  Table No. 7 includes all persons/companies where the Company is aware that they have 5% or greater beneficial interest in the Company’s securities.

Table No. 7

Shareholdings of Directors and Executive Officers

Shareholdings of 5% Shareholders

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common	Michael P. Kraft (1)	3,893,489	17.70%
Common	Kraft Investments Corp.	1,781,597	8.10%
Common	Richard A. Sherman (2)	1,643,437	7.47%
Common	1077431 Ontario Limited	1,462,082	6.48%
Common	Richard J.G. Boxer (3)	584,500	2.66%
Common	Scott Remborg (4)	197,000	*
Common	Chen Geng (5)	61,000	*
Common	Richard H. Epstein (7)	93,750	*
Common	Imran Atique	196,500	*
Common	Chebucto Services (International) (9)	1,500,000	6.82%
Directors/Officers as a group (7 persons)		5,026,239	22.85%

*  Less than 1%.

(1)

Includes options to purchase 633,333 shares exercisable within 60 days.  1,781,597 shares are held indirectly by Kraft Investments Corp.  a private company controlled by Mr. Kraft.  Includes 309,061 shares held in the registered retirement savings plan.  Includes 1,169,498 shares owned by members of his family

(2)

Include 1,426,082 shares held by 1077431 Ontario Limited, a private company controlled by Mr. Sherman. Includes 120,365 shares owned by members of his family.

(3)

Includes options to purchase 100,000 shares exercisable within 60 days and 34,500 shares are held indirectly by Buckingham Capital Corp., a private company controlled by Mr. Boxer.

(4)

Includes options to purchase 180,000 shares exercisable within 60 days.

(5)

Includes options to purchase 50,000 shares exercisable within 60 days.

(6)

Includes options to purchase 45,000 share exercisable within 60 days.

(7)

Includes options to purchase 50,000 shares exercisable within 60 days and warrants to purchase 18,750 shares exercisable within 60 days

(8)

Includes options to purchase 100,000 shares exercisable within 60 days.

(9)

Includes warrants to purchase 500,000 shares exercisable within 60 days.

Based on 20,833,827 shares outstanding as of June 30, 2003 and stock options and warrants held by each beneficial holder exercisable within sixty days.

Stock Options

TSX Venture Exchange Rules and Policies

The terms and conditions of incentive options granted by the Company are done in accordance with the rules and policies of the TSX Venture Exchange ("TSX VEN"), including the number of common shares under option, the exercise price and expiration date of such options, and any amendments thereto.

Such “terms and conditions”, including the pricing of the options, expiration and the eligibility of personnel for such stock options; are described below.

The TSX VEN policy in respect of incentive stock options provides that shareholder approval is not required if the aggregate number of common shares that may be reserved for issuance pursuant to incentive stock options does not exceed 10% of the issued common shares of the Company, 5% to any one individual and 2% to any consultant at the time of granting.

Shareholder approval of the grant of incentive stock options is required pursuant to the rules of the TSX VEN where the grant will result in the Company having options outstanding which, in aggregate, are exercisable to acquire over 10% (to a maximum of 20%) of the outstanding common shares of the Company.

In addition, disinterested shareholders (all shareholders excluding insiders and associates of insiders) approval is required pursuant to the rules of the TSX VEN where:

(a) grant of incentive stock options could result at any time in:

(i)    the Company having options outstanding to insiders which, in aggregate, are exercisable to acquire over 20% of the outstanding common shares of the Company; or

(ii)   the issuance to insiders, within a one year period, of common shares which, in aggregate, exceed 10% of the outstanding common shares of the Company; or

(iii) the issuance to any one insider and such insider's associates, within a one year period, of common shares which, in aggregate, exceed 5% of the outstanding common shares of the Company; or

(iv) the issuance to any consultant of common shares which, in aggregate, exceed 2% of the outstanding common shares of the Company; or

(b) the Company is proposing to decrease the exercise price of stock options held by any insiders.

Company Stock Option Plans

Initial Plan

Until November 13, 1996, the Company had a stock option plan (the “Initial Plan”) whereby the directors could grant options to directors, officers, employees and consultants of the Company.  The number of common shares subject to option and granted under the Initial Plan was limited to ten percent in the aggregate, and five percent with respect to any one optionee, of the number of issued and outstanding common shares of the Company then outstanding at prices and on other terms which corresponded with the rules of the Alberta Stock Exchange in regard to stock options.  As of June 30, 2003, there were no options outstanding under the Initial Plan.

1996 Plan

Effective November 13, 1996, a new stock option plan (the “1996 Plan”) was adopted by the board of directors of the Company to encourage ownership of common shares by directors, senior officers, employees and consultants of the Company and its subsidiaries.  Options could be granted under the Subsequent Plan only to directors, senior officers, employees, consultants and personal holding corporations controlled by a director or senior officer of the Company and its subsidiaries as designated from time to time by the board of directors.

The number of shares that may be reserved for issuance under the Initial Plan and under the 1996 Plan is limited to 1,078,000 common shares, provided that the board has the right, from to time, to increase such number subject to the approval of the shareholders of the Company and to obtaining all necessary regulatory approval.  The maximum number of common shares that could be reserved for issuance to any one person under the 1996 Plan is 5% of the common shares outstanding at the time of the grant (calculated on a non-diluted basis) less the number of shares reserved for issuance to such person under any option to purchase common shares granted as a compensation or incentive mechanism.  Any shares subject to an option granted under the 1996 Plan that for any reason were cancelled or terminated prior to exercise will be available for a subsequent grant under the 1996 Plan.

The option price of any common shares cannot be less than the closing price of the shares on the day immediately preceding the day upon which the option is granted.  Options granted under the 1996 Plan were exercisable during a period not exceeding five years, subject to earlier termination upon the termination of the optionee’s employment, upon the optionee ceasing to be an employee, senior officer, director or consultant of the Company or any of its subsidiaries, as applicable, or upon the optionee retiring, becoming permanently disabled or dying.  The options are non-transferable.  The 1996 Plan contains provisions for adjustment in the number of shares issuable there under in the event of a subdivision, consolidation, reclassification or change of the common shares, a merger or other relevant changes in the Company’s capitalization.  The board of directors may from time to time amend or revise the terms of the 1996 Plan or may terminate the 1996 Plan at any time.

The 1996 Plan provides that the Company may provide financial assistance in respect of options granted under the 1996 Plan by means of loans to optionees.  No loans were granted by the Company pursuant to the 1996 Plan.

As of June 30, 2003, there are 325,000 reserved for issuance pursuant to options granted under the 1996 Plan.

2000 Plan

A new stock option plan was adopted by the board of directors of the Company on May 30, 2000 to encourage ownership of common shares by directors, officers, employees and consultants of the Company.  In accordance with the rules of the Canadian Venture Exchange, (the predecessor of the TSX VEN) this plan was approved by shareholders on July 4, 2000 at the Company’s Annual Meeting.  At that time, the number of shares reserved for issuance under this plan was limited to 2,384,074 common shares less the number of shares reserved for issuance pursuant to options granted under the Initial Plan and under the 1996 Plan.  By approval of the shareholders at the Company’s Annual and Special Meeting held on June 28, 2002, this plan was amended (this new stock option plan, as amended being hereinafter called the “2000 Plan”) to increase the number of options to purchase common shares that may be granted under the plan from 2,384,074 to 4,416,765 common shares.

The rules of the TSX VEN require that the number of shares reserved for issuance under a stock option plan be set at a fixed number.  Te amount of common shares from time to time reserved under the 2000 Plan is not necessarily reflective of the number of options that are outstanding at any given time because options that are exercised do not replenish the number reserved, but are merely an indication of the number of potential shares in respect of which a listing fee has been paid to the TSX VEN upon the Company’s common shares that are listed on the TSX VEN.

Options may be granted under the 2000 Plan only to directors, officers, employees, consultants and personal holding corporations controlled by a director of officer of the Company as designated from time to time by the board of directors.

The number of shares which may be reserved for issuance under the 2000 Plan is currently limited to 4,146,765 common shares less the number of shares reserved for issuance pursuant to options granted under the Initial Plan (currently nil shares) and under the 1996 Plan (currently 610,000 shares), provided the number of shares reserved for issuance under stock options granted at any time under the 2000 Plan do not exceed 10% of the Company’s then issued and outstanding shares.  In addition, the board has the right, from time to time, to increase such number subject to the approval of the relevant exchange on which the shares are listed and the approval of the shareholders of the Company.  The maximum number of common shares which may be reserved for issuance to any one person under the 2000 Plan is 5% of the common shares outstanding at the time of the grant less the number of shares reserved for issuance to such person under any option to purchase common shares granted as a compensation or incentive mechanism.  Any shares subject to an option granted under the Initial Plan, the 1996 Plan or the 2000 Plan, which for any reason is cancelled/terminated prior to exercise, will be available for a subsequent grant under the 2000 Plan.

The option price of any common shares cannot be less than the closing price of the shares on the day immediately preceding the day upon which the option is granted less any permitted discount.

Section 2.6 (a) of Policy 4.4 of TSX Venture Exchange provides that the minimum exercise price of an incentive stock option plan (such as the Stock Option Plan for Lingo Media Inc.) must not be less than the “Discounted Market Price”.

Policy 1.1 of the Exchange defines “Discounted Market Price” to mean the last closing price of the Issuer’s Listed Shares before either the issuance of a news release respecting the granting of options or the filing of the Price Reservation Form (Form 4N) required to fix the price at which the securities are to be issued (“Market Price”) less a discount, which shall not exceed the amount set forth below, subject to a minimum price of Cdn$0.10:

Closing Price	Discount
Up to $ 0.50 (Cdn)	25%
$ 0.51 to $ 2.00 (Cdn)	20%
Above $ 2.00 (Cdn)	15%

Options granted under the 2000 Plan may be exercised during a period not exceeding five years, subject to earlier termination upon the termination of the optionee’s employment, upon the optionee ceasing to be an employee, officer, director or consultant of the Company or of its subsidiaries, as applicable, or upon the optionee retiring, be coming permanently disabled or dying.

Options granted to optionees vest over an 18-month period with no greater than 16.67% of any options granted to an optionee vesting in any three-month period or such longer period as the board may determine.  The options under the 2000 Plan will be non-transferable.  The 2000 Plan contains provisions for adjustment in the number of shares issuable thereunder in the event of a subdivision, consolidation, reclassification or change of the common shares, a merger of other relevant changes in the Company’s capitalization.  The board of directors may from time to time amend or revise the terms of the 2000 Plan or may terminate the 2000 Plan at any time.

The 2000 Plan provides that the Company may provide financial assistance in respect of options granted under the 2000 Plan by means of loans to optionees.  Under the terms of the 2000 Plan, the Company may, but is not obligated to, loan to an optionee the funds required to exercise any particular option.  The 2000 Plan provides that any such loan will be for a term not exceeding ten years and will be non-interest bearing.  Any such loan will be repayable at maturity or upon the death of the optionee or earlier in certain other circumstances.  Any loans made under the 2000 Plan are to be secured by a pledge of the shares acquired upon the exercise of the option exercised being funded to a trustee for such purposes.  In the event that any loan amount is not fully repaid when due the trustee holding the pledged shares is entitled to realize on the shares being held by it as security for the loan.  Loans made under the 2000 Plan are made on a full recourse basis.  The 2000 Plan provides that any shares acquired pursuant to loans made under the 2000 Plan may be sold by the optionee from time to time provided that an amount equal to the aggregate option exercise price or the balance of the loan is applied in repayment of the loan.  Any financial assistance so provided under the 2000 Plan will be subject to and made in accordance with all applicable laws and regulatory policies at the time of making the loan.

As of June 30, 2003, options to purchase an aggregate of 1,973,340 common shares are outstanding under the 2000 Plan.

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in the Table below as of June 30, 2003, as well as the number of options granted to Directors and all employees as a group.

Stock Options Outstanding

Expressed in Canadian Dollars

Name	Common Stock	Exer. Price	Grant Date	Expir’n Date
Michael P. Kraft	400,000	$0.10	10/09/02	10/09/07
Michael P. Kraft	500,000	$0.12	06/07/01	06/07/06
Richard J.G. Boxer	50,000	$0.45	05/16/00	05/16/05
Richard J.G. Boxer	50,000	$0.10	11/01/01	11/01/06
Scott Remborg	130,000	$0.50	09/30/00	09/13/05
Scott Remborg	50,000	$0.10	11/01/01	11/01/06
Chen Geng	100,000	$0.20	05/25/99	05/25/04
Chen Geng	50,000	$0.10	11/01/01	11/01/06
Khurram R. Qureshi	25,000	$0.22	05/12/98	05/12/03
Khurram R. Qureshi	20,000	$0.22	05/20/98	05/20/03
Richard H. Epstein	50,000	$0.10	11/01/01	11/01/06
Imran Atique	100,000	$0.22	02/15/02	02/15/06

Total Officers/Directors	1,480,000

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders.

7.A.1.a.  Holdings By Major Shareholders.

Refer to ITEM #6.E. and Table No. 7.

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings.

The participation in private placements of equity by the Company and exercise of stock options/share purchase warrants has lead over the last several year to some significant changes in the holdings of major shareholders; table reflects direct/indirect holdings of common shares, refer to Table No. 7 for additional information.

	Shares Owned	Shares Owned	Shares Owned	Shares Owned
	06/30/2003	12/31/2002	12/31/2001	12/31/2000
Michael P. Kraft	2,090,658	1,940,658	2,212,158	2,212,158
Richard A. Sherman	1,523,072	1,701,695	1,701,695	2,156,319

7.A.1.c.  Different Voting Rights.

The Company’s major shareholders do not have different voting rights.

7.A.2.  Canadian Share Ownership.

On May 16, 2003, the Company’s shareholders’ list showed 20,883,827 common shares outstanding with 25 registered shareholders, with 20,826,567 owned by 19 shareholders resident in Canada and 57,260 shares owned by 6 shareholders in US.  The Company has researched the indirect holding by depository institutions and other financial institutions estimates that there are 675 "holders of record" resident in Canada.

7.A.3.  Control of Company.

The Company is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  The Company is not controlled by any foreign government or other person(s) except as described in ITEM #4.A., “History and Development of the Company”, and ITEM #6.E., “Share Ownership”.

7.B.  Related Party Transactions

Michael P. Kraft, President/CEO/Director

Mr. Kraft is compensated indirectly through MPK Inc., as discussed in ITEM #6.B.

Funds Owed to Officers/Directors

Officers/Directors have lent the Company funds during the last several years to alleviate the corporate need for working capital; this has included interest/non-interest-bearing advances and promissory notes.  Principal owed totalled:

Expressed in Canadian Dollars

Name	12/31/02	12/31/01	12/31/00
Michael P. Kraft (1)	$ 93,599	$ 41,805(2)	$ 93,775

(1)

Loans made by Michael P. Kraft & Associates Inc. which is controlled by Michael P. Kraft.

(2)

Includes $36,805 owed to LMK Capital Corporation which is a company owned by the wife of Michael P. Kraft.

(3)

Includes $93,599 owed to LMK Capital Corporation which is a company owned by the wife of Michael P. Kraft.

Interest Payable to Officers/Directors

Officers/Directors have lent the Company funds during the last several years to alleviate the corporate need for working capital; this has included interest and non-interest-bearing advances and promissory notes.  Officer/Director loans bear interest at 12% per annum interest payable totalled:

Officer/Director

Loans obtained bear interest at 12% per annum.

Expressed in Canadian Dollars

Name	12/31/2001	12/31/2000
Michael P. Kraft & Associates Inc. (1)	$ 8,963	$ 7,374

(1)

Controlled by Michael P. Kraft

In March 2001, Michael P. Kraft & Associates Inc., a company controlled by Michael P. Kraft, loaned the Company $25,000 which loan bears interest at 12% per annum. This loan has been paid in full during 2002.

From August 2002 through November 2002, LMK Capital Corporation, a company controlled by the wife of Michael P. Kraft, loaned the Company an aggregate of $155,000, which loan bears interest at 12% per annum.  As of June 30, 2003, the Company owes LMK Capital Corporation principal in the amount of $46,000.

In October 2002, 867214 Ontario Ltd., a company controlled by Richard J.G. Boxer, loaned the Company $100,000 which loan bore interest at 12% per annum and was paid in full in December 2002.  867214 Ontario Ltd. has reloaned the Company $100,000 in February 2003 which bears interest at 12% per annum and is secured by the assets of the Company.  As of June 30, 2003, the Company has a principal balance owing of $85,000.

Other than as disclosed above, there have been no transactions since December 31, 1999, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

ITEM 8.  FINANCIAL INFORMATION

8.A.  Consolidated Statements and Other Financial Information

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto as exhibits.  The audit reports of Mintz & Partners LLP, Chartered Accountants, are included herein immediately preceding the financial statements and schedules.

Audited Financial Statements

for Fiscal 2002 and Fiscal 2001

Unaudited Financial Statements

for Three Months Ended March 31, 2003 and March 31, 2002

8.A.7.  Legal/Arbitration Proceedings

The Directors and the management of the Company do not know of any material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The Directors and the management of the Company know of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

8.A.8  Company Policy on Dividend Distribution

The Company does not intend to pay dividends in cash or in kind in the foreseeable future. The Company expects to retain its earnings to finance the further growth of the Company. The directors of the Company will determine if and when dividends should be declared and paid in the future based upon the earnings and financial conditions of the Company at the relevant time and such other factors as the directors may deem relevant. All of the Common Shares of the Company are entitled to an equal share in any dividends declared and paid.

8.B.  Significant Changes

No significant change has occurred since the date of the annual financial statements, and/or since the date of the most recent interim financial statement.

ITEM 9.  THE OFFER AND LISTING

9.A.4.  Common Share Trading Information

The Company's common shares began trading on the Alberta Stock Exchange in Calgary, Alberta, Canada under its former name Alpha Ventures Inc. in November 1996.  The Alberta Stock Exchange was absorbed by the Canadian Venture Exchange, which was absorbed by the TSX Venture Exchange.  The Company’s listing was automatically transferred from the Alberta Stock Exchange to the TSX Venture Exchange “TSX VEN” as a Tier 2 company.  The current stock symbol on the TSX VEN is “LMD”. The CUSIP number is 535745-10-3.

The TSX Venture Exchange (“Exchange”) currently classifies Issuers into different tiers based on standards, including historical financial performance, stage of development and financial resources of the Issuer at the time of listing.  Specific Minimum Listing Requirements for each industry segment in each of Tier 1 and Tier 2 have been established by the Exchange.

Policy 2.1 of the Exchange outlines the Minimum Listing Requirements for each industry segment in Tier 1 and Tier 2.  Under this policy, Lingo Media Inc. is a Tier 2 Issuer in the industry segment category of Technology or Industrial.  Each industry segment is further divided into categories.  Quantitative minimum requirements for listing for the industry segment Technology or Industrial and Tier 2 are provided in Section 4.3 of Exchange Policy 2.1.

Similarly, Policy 2.5 of the Exchange sets out the minimum standards to be met by Issuers to continue to qualify for listing in each Tier, referred to as Tier Maintenance Requirements (“TMR”).  A Tier 2 Issuer which fails to meet one of the Tier 2 TMR will not automatically be suspended or designated as “Inactive”.  The Exchange will provide notice of failure to meet one of the Tier 2 TMR and will allow the Issuer 6 months from the date of notice to meet the requirement, failing which the Exchange may designate the Issuer as Inactive.  If a Tier 2 Issuer fails to meet more than one Tier 2 TMR, notice will be given to the Issuer by the Exchange and if the requirements are not met within 90 days of the notice, the Exchange will designate the Issuer as Inactive and apply the restrictions on Inactive Issuers retroactively.  An Inactive Issuer may continue to trade on Tier 2 of the Exchange for 18 months from the date it is designated as Inactive.  If the Issuer does not meet all of the applicable Tier 2 TMR within that 18 month period, its listed shares may be suspended from trading by the Exchange.

To maintain a listing as an active Tier 2 Issuer, an Issuer must meet all Tier 2 TMR for its industry segment as set out in Section 4 of the Exchange Policy 2.5.

The table No.9 lists the volume of trading and high, low and closing sales prices on the TSX Venture Exchange (Alberta Stock Exchange) for the Company's common shares for: the last thirteen fiscal quarters; and the last five fiscal years.

Table No. 9

TSX Venture Exchange

 Common Shares Trading Activity

		Sales – Canadian Dollars
Period Ended	Volume	High	Low	Closing

MONTHLY
June	147,500	0.15	0.10	0.14
May	26,200	0.16	0.10	0.10
April	191,220	0.15	0.10	0.12
March	236,830	0.20	0.09	0.10
February	3,800	0.15	0.09	0.10
January	44,250	0.09	0.08	0.08
December	307,000	0.10	0.05	0.10
November	52,000	0.10	0.05	0.09
October	87,000	0.10	0.05	0.05
September	5,000	0.11	0.09	0.09
August	-	-	-	-
July	32,500	0.13	0.12	0.13
June	23,500	0.13	0.12	0.13
May	129,300	0.10	0.03	0.10
April	20,500	0.15	0.09	0.10

QUARTERLY
06/30/2003	364,920	0.16	0.10	0.14
03/31/2003	284,886	0.15	0.08	0.10
12/31/2002	446,000	0.10	0.05	0.10
09/30/2002	37,500	0.13	0.09	0.09
06/30/2002	173,300	0.13	0.10	0.13
03/31/2002	176,000	0.15	0.04	0.10
12/31/2001	1,614,236	0.12	0.04	0.12
09/30/2001	174,776	0.18	0.07	0.07
06/30/2001	206,700	0.20	0.10	0.11
03/31/2001	122,600	0.35	0.15	0.20
12/31/2000	502,950	0.50	0.18	0.40
09/30/2000	292,100	0.60	0.30	0.45
06/30/2000	590,900	1.00	0.35	0.50
03/31/2000	7,359,200	1.40	0.10	0.90
12/31/1999	249,400	0.25	0.05	0.25
09/30/1999	40,400	0.07	0.07	0.07
06/30/1999	196,000	0.10	0.10	0.10
03/31/1999	69,999	0.17	0.09	0.17

YEARLY
12/31/2002	832,800	0.15	0.04	0.10
12/31/2001	2,118,312	0.35	0.04	0.12
12/31/2000	8,745,150	1.40	0.10	0.40
12/31/1999	554,800	0.25	0.05	0.25
12/31/1998	1,094,300	0.45	0.10	0.19
12/31/1997	1,178,200	0.55	0.23	0.34

9.A.5.  Common Share Description

Registrar/Common Shares Outstanding/Shareholders

The Company's common shares are issued in registered form and the following information is taken from the records of Computershare Trust Company of Canada (located in Calgary, Alberta, Canada), the registrar and transfer agent for the common shares.

On May 16, 2003, the shareholders' list for the Company's common shares showed 25 registered shareholders and 20,883,827 shares issued and outstanding.  Five of these shareholders were U.S. residents, owning 57,260 shares representing less than one percent of the issued and outstanding common shares.

Common Share Description

All of the authorized common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.  Holders of common shares are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Holders of common shares are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities.  No shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the Business Corporations Act (Ontario).  Unless the Business Corporations Act or the Company's Articles or Memorandum otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.

Preference Share Description

The Company has not issued any preference shares.  The unlimited number of no-par preference shares designated in the Company's certificate of incorporation is "blank check" preference shares, which authorizes the board of directors to authorize and issue one or more series of preference shares with the designations, rights and preferences as determined, from time to time, by the board of directors.  The board of directors is authorized to make such designations without shareholder approval.

Share Purchase Warrants/Convertible Debenture

As of June 30,2003, there were warrants outstanding to purchase 3,125,000 shares of our common stock, comprised of 500,000 Class C warrants to acquire 500,000 shares with an exercise price of $0.15 per share for each warrants which had an original term of 12 months expiring on November 23, 2003 but were extended for an additional 12 months until November 23, 2003 at $0.15 per share; and 2,775,000 Class D warrants to acquire 2,625,000 shares at an exercise price of $0.10 per share until March 30, 2003, the original expiry date. The expiry date of the Class D warrants was extended by the Company pursuant to the approval of the TSX Venture Exchange for an additional 9 months from March 31, 2003 to December 31, 2003 at $0.12 per share. According to the TSX Venture Exchange policy, the exercise price of the Class D warrants at the time of the application for approval of the extension has to be higher than the market price of the shares. On March 19, 2003 the closing market price for our shares was $0.11. Accordingly, the exercise price for the Class D warrants during the 9 month extension period is $0.12 per share.

9.C.  Stock Exchanges Identified

The common shares trade on the TSX Venture Exchange.

Refer to ITEM #9.A.4.

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

10.A.1.  Authorized/Issued Capital.

As of June 30, 2003, December 31, 2002, and December 31, 2001, the authorized capital of the Company was an unlimited number of common shares without par value and there were 20,733,827, 17,033,827, and 16,033,827 common shares issued and outstanding, respectively.

10.A.4.  Stock Options/Share Purchase Warrants

10.A.5.  Stock Options/Share Purchase Warrants

--- Refer to ITEM #6.E. and Table No. 7. ---

10.A.6.  History of Share Capital

May 1997; reverse takeover of AC,	6,978,828 shares	-
April 1997; stock option exercise	70,000 shares	$ 14,000
March 1998; acquisition of CSVL	960,000 shares	$ 307,000
March 2000; stock option exercise	150,000 shares	$ 30,000
April 2000; private placement	5,000,000 units	$ 1,811,872
November 2000; stock option exercise	40,000 shares	$ 8,000
May 2001, stock option exercise	100,000 shares	$ 20,000
November 2001; private placement	1,000,000 shares	$ 100,000
March 2002; private placement	3,700,000 shares	$ 370,000
March 2003; warrants exercise	150,000 shares	$ 15,000

10.B.  Memorandum and Articles of Association

Objects and Purposes

The Company’s corporation number as assigned by the Ontario Ministry of Consumer and Commercial Relations is 4020-1165.  The Company’s Articles of Incorporation do not contain the Company’s purpose or its objectives, as neither is required under the laws of Ontario.

Disclosure of Interest of Directors

No director of the Company is permitted to vote on any resolution to approve a material contract or transaction in which such director has a material interest.

Subject to the Articles of Incorporation and any unanimous shareholder agreement, the board may fix their remuneration.

Borrowing Powers of Directors, ByLaws - Section 3.10

The board of directors may from time to time:

(i)

borrow money upon the credit of the Corporation;

(ii)

issue, reissue, sell or pledge debt obligations of the Corporation;

(iii)

subject to the Act, give a guarantee on behalf of the Corporation to secure performance of an obligation of any person; and

(iv)

mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any debt obligations of the Corporation.

Delegation of Power to Borrow, Bylaws – Section 3.11

The board may by resolution delegate all or any of the powers conferred on them by paragraphs (i) and (iii) of section 3.10 hereof, to any one or more of the directors, the Managing Director, the executive committee, the Chairman of the Board (if any), the President, any Vice-President, the Secretary, the Treasurer, any Assistant Secretary, any Assistant Treasurer or the General Manager.

Director Qualification and Retirement

Neither the Articles of Incorporation nor the Bylaws of the Company discuss the retirement or non-retirement of directors under an age limit requirement, and there is no number of shares required for director qualification.

Description of Rights, Preferences and Restrictions Attached to Each Class of Shares

a) Class/Number of Shares.  The Company’s Articles of Incorporation provide that: the Corporation is authorized to issue two classes of shares, namely an unlimited number of Preferred Shares without nominal or par value (“Preferred Shares”) and an unlimited number of Common Shares (“Common Shares”).

b) Common Shares. The holders of Common Shares shall be entitled:

1) to vote at all meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote, and on every poll taken at every such meeting, or adjourned meeting, every holder of Common Shares shall be entitled to one vote in respect of each Common Share held; and

2) subject to the rights of the holders of Preferred Shares, to receive the remaining property of the Corporation upon a dissolution; and

3) subject to the rights of the holders of Preferred Shares, to receive all other dividends declared by the Corporation.

c) Preferred Shares.  The Preferred Shares as a class shall carry and be subject to the following rights, privileges, restrictions and conditions:

1) Directors’ Rights to Issue in One or More Series.  The Preferred Shares may at any time or from time to time be issued in one or more series, each series to consist of such number of shares as may before the issue thereof be determined by the Directors by resolution; the Directors of the Company may (subject as hereinafter provided) by resolution fix, from time to time before the issued thereof, the designation, rights, privileges, restrictions and conditions attaching to the shares of such series including, without limiting the generality of the foregoing (1) the issue price, (2) the rate, amount or method of calculation of dividends and whether the same are subject to change of dividends and whether the same are subject to change or adjustment, (3) whether such dividends shall be cumulative, non-cumulative or partly cumulative, (4) the dates, manner and currencies of payments of dividends and the dates from which dividends shall accrue, (5) the redemption and/or purchase prices and terms and conditions of redemption and/or purchase, with or without provision for sinking or similar funds, (6) conversion and/or exchange and/or classification rights, (7) the voting rights if any, and/or (8) other provisions, the whole subject to the following provisions, and to the issue of Certificate(s) of Amendment setting forth such designations, rights, privileges, restrictions and conditions attaching to the shares of each series.

2) Ranking of Preferred Shares.  The Preferred Shares shall be entitled to preference over the Common Shares of the Corporation and over any other shares ranking junior to the Preferred Shares with respect to payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs and may also be given such other preferences not inconsistent with paragraphs (1) and (2) hereof over the Common Shares of the Corporation and over any other shares ranking junior to the Preferred Shares as may be determined in the case of each series of Preferred Shares authorized to be issued.

3) Amendment with Approval of Holders of Preferred Shares. The rights, privileges, restrictions and conditions attaching to the Preferred Shares as a class may be repealed, altered, modified, amended or amplified by Certificate(s) of Amendment, but in each case with the approval of the holders of Preferred Shares (only as a class but not as individual series) given as hereinafter specified.

4) Approval of Holders of Preferred Shares.  Subject to the Provisions of the Business Corporations Act, any consent or approval given by the holders of Preferred Shares as a class shall be deemed to have been sufficiently given if it shall have been given in writing by the holders of at least sixty-six and two-thirds percent (66²/³%) of the outstanding Preferred Shares or by a resolution passed at a meeting of holders of Preferred Shares duly called and held upon not less than fifteen days’ notice at which the holders of at least a majority of the outstanding Preferred Shares are present or are represented by proxy and carried by the affirmative vote of not less than sixty-six and two-thirds percent of the votes cast at such meetings, in addition to any other consent or approval required by the Business Corporation Act.  If at any such meeting the holders of a majority of the outstanding Preferred Shares are not present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting shall be adjourned to such date not less than fifteen days thereafter and to such time and place as may be designated by the Chairman, and not less than ten days’ written notice shall be given of such adjourned meeting.  At such adjourned meeting the holders of the Preferred Shares present or represented by proxy may transact the business for which the meeting was originally convened and a resolution passed by the affirmative vote of not less than sixty-six and two-thirds percent of the votes cast at such meeting shall constitute the consent or approval of the holders of Preferred Shares.  On every poll taken at every meeting, every holder of Preferred Shares shall be entitled to one vote in respect of each share held.  Subject to the foregoing, the formalities to be observed in respect of the giving or waiving of notice of any such meeting and the conduct thereof shall be those from time to time prescribed in the Bylaws of the Corporation with respect to meetings of shareholders.  Any consent or approval given by the holders of Preferred Shares or a series as a class shall be deemed to have been sufficiently given if in the same manner as provided herein regarding holders of Preferred Shares as a class.

d) Dividend Rights.  The Company’s Bylaws provide that holders of common shares shall be entitled to receive dividends and the Company shall pay dividends thereon, as and when declared by the board of directors of the Company out of moneys properly applicable to the payment of dividends, in such amount and in such form as the board of directors may from time to time determine and all dividends which the directors may declare on the common shares shall be declared and paid in equal amounts per share on all common shares at the time outstanding, subject to the prior rights of any shares ranking senior to the common shares with respect to priority in the payment of dividends.

e) Voting Rights.  Neither the Company’s Bylaws nor its Articles of Incorporation provide for the election or re-election of directors at staggered intervals.

f) Redemption Provisions.  The Company may purchase any of its issued common shares subject to the provisions of the Ontario Business Corporations Act.

g) Sinking Fund Provisions.  Neither the Company’s Articles of Incorporation nor its Bylaws contain sinking fund provisions.

h) Liability to Further Capital Calls by the Company.  Neither the Company’s Articles of Incorporation nor its Bylaws contain provisions allowing the Company to make further capital calls with respect to any shareholder of the Company.

i) Discriminatory Provisions Based on Substantial Ownership.  Neither the Company’s Articles of Incorporation nor its Bylaws contain provisions that discriminate against any existing or prospective holders of securities as a result of such shareholder owning a substantial number of shares.

j) Miscellaneous Provisions.  Neither the Articles of Incorporation nor the Bylaws of the Company address the process by which the rights of holders of stock may be changed.  The general provisions of the Ontario Business Corporations Act apply to this process, and require shareholder meetings and independent voting for such changes.

A meeting of shareholders may be called at any time by resolution or by the Chairman of the Board or by the President and the Secretary shall cause notice of a meeting of shareholders to be given when directed so to do by resolution of the board or by the Chairman or the Board or the President.

The board shall call an annual meeting of the shareholders not later than eighteen (18) months after the Corporation comes into existence and subsequently not later than fifteen (15) months after holding the last preceding annual meeting.

A special meeting of shareholders may be called at any time and may be held in conjunction with an annual meeting of shareholders.

Meeting of shareholders shall be held at the place within Canada determined by the board from time to time.  Notwithstanding the above subsection, a meeting of shareholders may be held outside Canada if all the shareholders entitled to vote at that meeting so agree, and a shareholder who attends a meeting of shareholders held outside Canada is deemed to have so agreed except when he attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully held.

Neither the Articles of Incorporation nor the Bylaws of the Company discuss limitations on the rights to own securities or exercise voting rights thereon.

Although not expressly enumerated in the Articles, pursuant to Canadian regulations, shareholder ownership must be disclosed by any shareholder who owns more than 10% of the Company’s common stock.

There is no provision of the Company’s Articles of Incorporation or Bylaws that would delay, defer or prevent a change in control of the Company, and that would operate only with respect to a merger, acquisition, or corporate restructuring involving the Company (or any of its subsidiaries).  The Company’s Bylaws do not contain a provision indicating the ownership threshold above which shareholder ownership must be disclosed.  With respect to the matters discussed in this Item 10B, the law applicable to the Company is not significantly different from United States law.  Neither the Articles of Incorporation nor Bylaws contain provisions governing changes in capital that are more stringent than the conditions required by law.

The Ontario Business Corporations Act contains provisions that require a "special resolution" for effecting certain corporate actions.  Such a "special resolution" requires a three-quarters vote of shareholders rather than a simple majority for passage.  The principle corporate actions for which the Company would require a "special resolution" include:

a.

Changing its name;

b.

Changing the place where its registered office is situated;

c.

Adding, changing or removing any restriction on the business or businesses that the corporation may carry on;

d.

Certain reorganizations of the corporation and alterations of  share capital;

e.

Increasing or decreasing the number of directors or the minimum or maximum number of directors;

f.

Any amendment to its articles regarding constraining the issue or transfer of shares to persons who are not resident Canadians;

       and

g.

Dissolution of the corporation.

10.C.  Material Contracts

a.  Acquisition Agreements with Alpha Corporation, dated May 7, 1997

b.  Acquisition Agreements for CSVL, dated March 5, 1998

c.  Management Agreement with MPK Inc., dated May 1, 1997 and renewed on December 14, 1998 and November 26, 1999 and the renewal of November 26, 1999 amended dated July 3, 2000

d.  Performance Shares Escrow Agreement, dated April 30, 1997 and May 7, 1997

10.D.  Exchange Controls

Except as discussed in ITEM #10.E., the Company is unaware of any Canadian federal or provincial laws, decrees, or regulations that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-Canadian holders of the common shares.  The Company is unaware of any limitations on the right of non-Canadian owners to hold or vote the common shares imposed by Canadian federal or provincial law or by the charter or other constituent documents of the Company.

10.E.  Taxation

A brief description of provisions of the tax treaty between Canada and the United States is included below, together with a brief outline of certain taxes, including withholding provisions, to which United States security holders are subject under existing laws and regulations of Canada.  The consequences, if any, of provincial, state and local taxes are not considered.

Security holders should seek the advice of their own tax advisors, tax counsel or accountants with respect to the applicability or effect on their own individual circumstances of the matters referred to herein and of any provincial, state or local taxes.

Material Canadian Federal Income Tax Consequences

The discussion under this heading relates to the principal Canadian federal income tax consequences of acquiring, holding and disposing of shares of common stock of the Company for a shareholder of the Company who is not a resident of Canada but is a resident of the United States and who will acquire and hold shares of common stock of the Company as capital property for the purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”).  This summary does not apply to a shareholder who carries on business in Canada through a “permanent establishment” situated in Canada or performs independent personal services in Canada through a fixed base in Canada if the shareholder’s holding in the Company is effectively connected with such permanent establishment or fixed base.  This information is based on the provisions of the Canadian Tax Act and the regulations thereunder and on an understanding of the administrative practices of Canada Customs and Revenue Agency, and takes into account all specific proposals to amend the Canadian Tax Act or regulations made by the Minister of Finance of Canada as of the date hereof.  This discussion is not a substitute for independent advice from a shareholder’s own Canadian and U.S. tax advisors.

The provisions of the Canadian Tax Act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention (1980), as amended (the “Convention”).

Dividends on Common Shares and Other Income.  Under the Canadian Tax Act, a non-resident of Canada is subject to Canadian withholding tax at the rate of 25 percent on dividends paid or deemed to have been paid to him or her by a corporation resident in Canada.  The Convention limits the rate to 15 percent if the shareholder is a resident of the United States and the dividends are beneficially owned by and paid to such shareholder, and to 5 percent if the shareholder is also a corporation that beneficially owns at least 10 percent of the voting stock of the payor-corporation.

The amount of a stock dividend (for tax purposes) would be equal to the amount by which the paid up or stated capital of the Company had increased because of the payment of such dividend.  The Company will furnish additional tax information to shareholders in the event of such a dividend.  Interest paid or deemed to be paid on the Company’s debt securities held by non-Canadian residents may also be subject to Canadian withholding tax, depending upon the terms and provisions of such securities and any applicable tax treaty.

The Convention exempts from Canadian income tax dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization constituted and operated exclusively to administer a pension, retirement or employee benefit fund or plan, if the organization is a resident of the United States and is exempt from income tax under the laws of the United States.

Dispositions of Common Shares.  Under the Canadian Tax Act, a taxpayer’s capital gain or capital loss from a disposition of a share of common stock of the Company is the amount, if any, by which his or her proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his or her adjusted cost base of the share and reasonable expenses of disposition.  One-half of a capital gain (the “taxable capital gain”) is included in income, and one-half of a capital loss in a year (the “allowable capital loss”) is deductible from taxable capital gains realized in the same year.  The amount by which a shareholder’s allowable capital loss exceeds the taxable capital gain in a year may be deducted from a taxable capital gain realized by the shareholder in the three previous or any subsequent year, subject to adjustment when the capital gains inclusion rate in the year of disposition differs from the inclusion rate in the year the deduction is claimed.

If a share of common stock of the Company is disposed of to the Company other than in the open market in the manner in which shares would normally be purchased by the public, the proceeds of disposition will, in general terms, be considered as limited to the paid-up capital of the share and the balance of the price paid will be deemed to be a dividend.  In the case of a shareholder that is a corporation, the amount of any capital loss otherwise determined may be reduced by the amount of dividends previously received in respect of the shares disposed of, unless the corporation owned the shares for at least 365 days prior to sustaining the loss and (together with corporations, persons and other entities, with whom the corporation was not dealing at arm’s length) did not own more than five percent of the shares of any class of the corporation from which the dividend was received. These loss limitation rules may also apply where a corporation is a member of a partnership or a beneficiary of a trust that owned the shares disposed of.

Under the Canadian Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains, and may deduct allowable capital losses, realized on a disposition of “taxable Canadian property.”  Shares of common stock of the Company will constitute taxable Canadian property of a shareholder at a particular time if the shareholder used the shares in carrying on business in Canada, or if at any time in the five years immediately preceding the disposition 25 percent or more of the issued shares of any class or series in the capital stock of the Company belonged to one or more persons in a group comprising the shareholder and persons with whom the shareholder did not deal at arm’s length.

The Convention relieves United States residents from liability for Canadian tax on capital gains derived on a disposition of shares unless (a) the value of the shares is derived principally from “real property” in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production, (b) the shareholder was resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he or she ceased to be resident in Canada, or (c) the shares formed part of the business property of a “permanent establishment” that the holder has or had in Canada within the 12 months preceding the disposition.

Material United States Federal Income Tax Considerations

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable.  This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation that, if enacted, could be applied, possibly on a retroactive basis, at any time.  Holders and prospective holders of shares of the Company should consult their own tax advisors about the Federal; state, local and foreign tax consequences of purchasing, owning and disposing of shares of the Company.

U.S. Holders.  As used herein, a "U.S. Holder" includes a holder of shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any entity that is taxable as a corporation for U.S. tax purposes and any other person or entity whose ownership of shares of the Company is effectively connected with the conduct of a trade or business in the United States.  A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, nonresident alien individuals or foreign corporations whose ownership of shares of the Company is not effectively connected with conduct of trade or business in the United States, shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation and shareholders who hold their stock as ordinary assets and not as capital assets.

Distributions on Shares of the Company.  U.S. Holders receiving dividend distributions (including constructive dividends) with respect to shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits as defined under U.S. Federal tax law, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited against the U.S. Holder's United States Federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States Federal taxable income by those who itemize deductions.  (See discussion that is more detailed at "Foreign Tax Credit" below).  To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the shares and thereafter as gain from the sale or exchange of the shares.  Preferential tax rates for net capital gains are applicable to a U.S. Holder that is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation.

Dividends paid on the shares of the Company are not expected to be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder that is a corporation may be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a "foreign personal holding company" or a "passive foreign investment company", as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.  However, for tax years after 1997, an individual whose realized foreign exchange gain does not exceed U.S. $200 will not recognize that gain, to the extent that there are not expenses associated with the transaction that meet the requirement for deductibility as a trade or business expense (other than travel expenses in connection with a business trip or as an expense for the production of income).

Foreign Tax Credit.  A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  It will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year.  There are significant and complex limitations that apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States Federal income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income.  In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources.  Complex rules govern this classification process.  There are further limitations on the foreign tax credit for certain types of income such as "passive income", "high withholding tax interest", "financial services income", and "shipping income". The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of shares of the Company should consult their own tax advisors regarding their individual circumstances.

In the case of certain U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), owning 10% or more of the Company's Common Shares, a portion of the qualifying Canadian income tax paid by the Company will also be available as a foreign tax credit for U.S. federal income tax purposes, at the election of the U.S. Holder.

Disposition of Shares of the Company.  A U.S. Holder will recognize a gain or loss upon the sale of shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the shares of the Company.  This gain or loss will be a capital gain or loss if the shares are a capital asset in the hands of the U.S. Holder, and will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital losses are subject to significant limitations.  Corporate capital losses (other than losses of corporations electing under Subchapter S or the Code) are deductible to the extent of capital gains.  Non-corporate taxpayers may deduct net capital losses, whether short-term or long-term, up to U.S. $3,000 a year (U.S. $1,500 in the case of a married individual filing separately).  For U.S. Holders that are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.  For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of shares of the Company:

Foreign Personal Holding Company.  If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company's outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the United States and 60% (50% in subsequent years) or more of the Company's gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), the Company would be treated as a "foreign personal holding company".  In that event, U.S. Holders that hold shares of the Company (on the earlier of the last day of the Company's tax year or the last date on which the Company was a foreign personal holding company) would be required to include in gross income for such year their allowable portions of such passive income to the extent the Company does not actually distribute such income.

Foreign Investment Company.  If 50% or more of the combined voting power or total value of the Company's outstanding shares are held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701 (a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest, it is possible that the Company might be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging shares of the Company to be treated as ordinary income rather than capital gain.

Passive Foreign Investment Company.  As a foreign corporation with U.S. Holders, the Company will be treated as a passive foreign investment company ("PFIC"), as defined in Section 1297 of the Code, if 75% or more of its gross income in a taxable year is passive income, or the average percentage of the Company’s assets (by value) during the taxable year which produce passive income or which are held for production of same is at least 50%.  Passive income is defined to include gross income in the nature of dividends, interest, royalties, rents and annuities; excess of gains over losses from certain transactions in any commodities not arising inter alia from a PFIC whose business is actively involved in such commodities; certain foreign currency gains; and other similar types of income.  Foreign mining companies that are in the exploration stage may have little or no income from operations and/or may hold substantial cash and short-term securities that pay interest and dividends while awaiting expenditure in connection with the business.  Given the complexities of determining what expenditures may be deductible and of how assets held for production of active income should be valued, the Company, based on advice from its professional advisers, cannot conclude whether it is a PFIC.

It is not the intention of the Company to be considered a PFIC and the Company does not consider this to be a material risk.  In the event that it were to become classified as a PFIC, the following should be taken into consideration.  U.S. Holders owning shares of a PFIC are subject to a special tax and to an interest charge based on the value of deferral of U.S. tax attributable to undistributed earnings of a PFIC for the period during which the shares of the PFIC are owned.  This special tax would apply to any gain realized on the disposition of shares of a PFIC.  In addition, the gain is subject to U.S. federal income tax as ordinary income, taxed at top marginal rates, rather than as capital gain income.  The special tax would also be payable on receipt of excess distributions (any distributions received in the current year that are in excess of 125% of the average distributions received during the 3 preceding years or, if shorter, the shareholder's holding period).  If, however, the U.S. Holder makes a timely election to treat a PFIC as a qualified electing fund ("QEF") with respect to such shareholder's interest and the Company provides an annual information statement, the above-described rules will not apply.  The Company will provide such an information statement upon request from a U.S. Holder for current and prior taxable years.  Instead, the electing U.S. Holder would include annually in his gross income his pro rata share of the PFIC's ordinary earnings and any net capital gain regardless of whether such income or gain was actually distributed.  A U.S. Holder of a PFIC treated as a QEF can, however, further elect to defer the payment of United States Federal income tax on such income and gain inclusions, with tax payments ultimately requiring payment of an interest factor.  In addition, with a timely QEF election, the electing U.S. Holder will obtain capital gain treatment on the gain realized on disposition of such U.S. Holder’s interest in the PFIC.  Special rules apply to U.S. Holders who own their interests in a PFIC through intermediate entities or persons.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold, actually or constructively, marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market (a “mark-to-market election”).  If such an election is made, such U.S. Holder will not be subject to the special taxation rules of PFIC described above for the taxable years for which the mark-to-market election is made.  A U.S. Holder who makes such an election will include in income for the taxable year an amount equal to the excess, if any, of the fair market value of the shares of the Company as of the close of such tax year over such U.S. Holder's adjusted basis in such shares.  In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder's adjusted tax basis in the shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any of (A) the mark-to-market gains for the shares in the Company included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior year but for Section 1291 interest on tax deferral rules discussed above with respect to a U.S. Holder, who has not made a timely QEF election during the year in which he holds (or is deemed to have held) shares in the Company and the Company is a PFIC (“Non-Electing U.S. Holder”), over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years.  A U.S. Holder's adjusted tax basis in the shares of the Company will be increased or decreased to reflect the amount included or deducted as a result of mark-to-market election.  A mark-to-market election will apply to the tax year for which the election is made and to all later tax years, unless the PFIC stock ceases to be marketable or the IRS consents to the revocation of the election.

The IRS has issued proposed regulations that would treat as taxable certain transfers of PFIC stock by a Non-Electing U.S. Holder that are not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.  In such cases, the basis of the Company's shares in the hands of the transferee and the basis of any property received in the exchange for those shares would be increased by the amount of gain recognized.  A U.S. Holder who has made a timely QEF election (as discussed herein) will not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.  The transferee's basis in this case will depend on the manner of the transfer.  The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the shares of the Company are transferred.  Each U.S. Holder should consult a tax advisor with respect to how the PFIC rules affect their tax situation.

The PFIC and QEF election rules are complex.  U.S. Holders should consult a tax advisor regarding the availability and procedure for making the QEF election as well as the applicable method for recognizing gains or earnings and profits under the foregoing rules.

Controlled Foreign Corporation.  If more than 50% of the voting power of all classes of stock or the total value of the stock of the Company is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of stock of the Company ("United States shareholder"), the Company could be treated as a "controlled foreign corporation" under Subpart F of the Code. This classification would effect many complex results including the required inclusion by such United States shareholders in income of their pro rata share of "Subpart F income" (as specially defined by the Code) of the Company.  Subpart F requires current inclusions in the income of United States shareholders to the extent of a controlled foreign corporation's accumulated earnings invested in "excess passive" assets (as defined by the Code).  In addition, under Section 1248 of the Code, a gain from the sale or exchange of shares by a U.S. Holder who is or was a United States shareholder at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the Company attributable to the stock sold or exchanged.  Because of the complexity of Subpart F, and because it is not clear that Subpart F would apply to the U.S. Holders of shares of the Company, a more detailed review of these rules is outside of the scope of this discussion.

If the Company is both a PFIC and controlled foreign corporation,  the company will not be treated as a PFIC with respect to United States shareholders of the controlled foreign corporation.  This rule will be effective for taxable years of the Company ending with or within such taxable years of United States shareholders.

Summary

Management believes this discussion covers all material tax consequences.  Nevertheless, this is not intended to be, nor should it be construed to be, legal or tax advice to any holder of common shares of the Company Holders and prospective holders are encouraged to consult their own tax advisers with respect to their particular circumstances.

10.F.  Dividends and Paying Agents

The Company has not declared any dividends on its common shares for the last five years and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Notwithstanding the aforementioned: the Company is unaware of any dividend restrictions; has no specific procedure for the setting of the date of dividend entitlement; but might expect to set a record date for stock ownership to determine entitlement; has no specific procedures for non-resident holders to claim dividends, but might expect to mail their dividends in the same manner as resident holders.  The Company has not nominated any financial institutions to be the potential paying agents for dividends in the United States.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.  DEFAULT, DIVIDEND ARREARAGES AND DELIQUENCIES

Not applicable.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECUTIRY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.  CONTROLS AND PROCEDURES

15.A.   Within the 90-day period prior to the filing of this report ("Date of Evaluation"), an evaluation was carried out under the supervision and with the participation of the Company's management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of our disclosure controls and procedures. Based on that evaluation, the CEO and CFO have concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

15.B.   There have been no significant changes in the Company's internal controls or the occurrence of events or other factors that could significantly affect these controls, subsequent to the Date of Evaluation.

ITEM 16.  RESERVED

PART III

ITEM 17.  FINANCIAL STATEMENTS

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto as exhibits.  The audit reports of Mintz & Partners LLP, Chartered Accountants, are included herein immediately preceding the financial statements and schedules.

Audited Financial Statements

  Auditor's Report, dated May 9, 2003

  Consolidated Balance Sheets at December 31, 2002 and December 31, 2001

  Consolidated Statements of Operations and Deficit for the years ended December 31, 2002, and December 31, 2001

  Consolidated Statements of Cash Flows for the years ended December 31, 2002, and December 31, 2001

  Notes to Financial Statements

Unaudited Financial Statements

  Consolidated Balance Sheets at March 31, 2003 and March 31, 2002

  Consolidated Statements of Operations and Deficit for the Three Months Ended March 31, 2003 and March 31, 2002

  Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2003 and March 31, 2002

  Notes to Financial Statements

ITEM 18.  FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM #17.

ITEM 19.  EXHIBITS

1.  Certificates of Incorporation and Name Changes, By-Laws/Articles, incorporated by reference from the Lingo Media Inc. F-1 Registration Statement filed August 20, 2002.

2.  Instruments defining the rights of holders of equity or debt securities being registered incorporated by reference from the Lingo Media Inc. F-1 Registration Statement filed August 20, 2002.

4.  Material Contracts:

a.  Acquisition Agreements with Alpha Corporation,(now Lingo Media Ltd.) dated May 7, 1997, incorporated by reference from the Lingo Media Inc. F-1 Registration Statement filed August 20, 2002

b.  Acquisition Agreements for CSVL, dated March 5, 1998, incorporated by reference from the Lingo Media Inc. F-1 Registration Statement filed August 20, 2002

c.  Management Agreement with MPK Inc., dated May 1, 1997, renewed on December 14, 1998 and November 26, 1999, and the renewal of November 26, 1999 amended July 3, 2000, incorporated by reference from the Lingo Media Inc. F-1 Registration Statement filed August 20, 2002

d. Performance Shares Escrow Agreement, dated April 30, 1997 and May 7, 1997, incorporated by reference from the Lingo Media Inc. F-1 Registration Statement filed August 20, 2002

10. Additional Exhibits:

a.  Notice/Information Circular re: Annual General Meeting of Shareholders, July 4, 2001, incorporated by reference from the Lingo Media Inc. F-1 Registration Statement filed August 20, 2002

b.  Stock Option Plan, dated May 22, 2001, incorporated by reference from the Lingo Media Inc. F-1 Registration Statement filed August 20, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINGO MEDIA INC.

By: /s/ “Michael P. Kraft”___________

Michael P. Kraft

President and Chief Executive Officer

By: /s/ “Khurram R. Qureshi”________

Khurram R. Qureshi

Chief Financial Officer

July 28, 2003