Form 20-F
period 2003-12-31
LINGO MEDIA INC
filed 2004-07-01
CIK 1177167

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Annual Report

FORM 20-F

     [     ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[     ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ________

For the transition period from __________ to ________

Commission file number _______

LINGO MEDIA INC.

(Exact name of Registrant as specified in its charter)

Ontario, Canada

(Jurisdiction of incorporation or organization)

151 Bloor Street West, #890, Toronto, Ontario, Canada  M5S 1S4

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:	None

Indicate the number of outstanding shares of each of the issuer's classes of capital or
common stock as of the close of the period covered by the annual report:	23,544,607

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding
12 months (or for such shorter period that the registrant was required to file such
reports), and (2) has been subject to such filing requirements for the past ninety days.	Yes XXX No ___

Indicate by check mark which financial statement item the registrant has elected to follow:	Item 17 XXX Item 18___

LINGO MEDIA INC.

FORM 20-F ANNUAL REPORT

TABLE OF CONTENTS

PART I

Item 1	Identity of Directors, Senior Management and Advisors
Item 2	Offer Statistics and Expected Timetable
Item 3	Key Information
Item 4	Information on the Company
Item 5	Operating and Financial Review and Reports
Item 6	Directors, Senior Management and Employees
Item 7	Major Shareholders and Related Party Transactions
Item 8	Financial Information
Item 9	The Offer and Listing
Item 10	Additional Information
Item 11	Quantitative and Qualitative Disclosures About Market Risk
Item 12	Description of Securities Other Than Equity Securities

PART II

Item 13	Default, Dividend Arrearages and Delinquencies
Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds
Item 15	Controls and Procedures
Item 16	Reserved

PART III

Item 17	Financial Statements
Item 18	Financial Statements
Item 19	Exhibits

Forward-Looking Statements

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

-

the importance and expected growth of English language training in China;

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

Item 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

3.A.2.  Selected Financial Data

Our financial statements are reported in Canadian Dollars and presented in accordance with Canadian generally accepted accounting principles and reconciled to U.S. generally accepted accounting principles in the footnotes, for the fiscal years ended December 31, 2003, December 31, 2002, December 31, 2001, December 31, 2000, December 31, 1999, and December 31, 1998.  The financial reports for December 31, 2003 and December 31, 2002 have been audited by Mintz & Partners LLP whereas all the other statements have been audited by KPMG LLP and information for the three months ended March 31, 2004 and March 31, 2003 are unaudited.

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

Please note that the US GAAP reconciliation numbers in the following table are selected from the note 18 of the December 31, 2003 financial statements and note 6 of the interim financial statements as of March 31, 2004.

Table No. 3

Selected Financial Data

Expressed in Canadian Dollars

(CDN$ in 000, except per share data)

Unaudited	Audited

Three Months	Year	Year	Year	Year	Year

Ended	Ended	Ended	Ended	Ended	Ended	Ended
3/31/04	3/31/03	12/31/03	12/31/02	12/31/01	12/31/00	12/31/99

Revenue	$ 203	$ 225	$ 1018	$ 1329	$ 334	$ 527	$ 732
Gross Profit	175	190	846	885	292	155	256
Net Loss before Discontinued					(253)
Net Loss after Discontinued	(59)	(97)	(257)	68	(146)	(775)	(276)

(Loss) per share	(0.00)	$ (0.01)	$ (0.01)	$ 0.00	$ (0.01)	$ (0.05)	$ (0.03)
Dividends per Share	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00

Weighted Avg. Shares (000)	21547	17876	18728	16023	13234	14568	10784
Period-end Shares outstanding	23912	20788	23545	20734	17033	10784	9824

Working Capital	$ 573	$ 501	$ 646	$ 516	$ (85)	$ (78)	$ (792)
Long-Term Debt/Loans Payable	-	-	-	106	54	47	187
Shareholders’ Equity	1581	1539	1620	1627	1211	1143	76
Total Assets	1750	1937	1798	1931	1883	1749	1203
US GAAP income (Loss)	$ (63)	$ (59)	$ (126)	$ (60)	$ (218)	$ (1103)	$ (467)
US GAAP Basic Loss per share	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.00)	$ (0.01)	$ (0.08)	$ (0.04)

US GAAP Equity	$ 769	$ 480	$ 764	$ 531	$ (123)	$ 228	$ (511)
US GAAP Total Assets	$ 1005	$ 940	$ 990	$ 876	$ 583	$ 835	$ 616

(1)	Cumulative Net Loss since incorporation under US GAAP has been $(2,585,398).
(2)	a) Under US GAAP SFAS 123, companies are encouraged but not required to include in compensation the fair value of stock options granted to employees. On a pro-forma basis, the expensing of such “costs” would have increased/decreased, reported income (loss) by $8,842 and $6,532 for Fiscal 2003 and Fiscal 2002, respectively; the effects on pro-forma disclosure of applying SFAS 123 are not likely to be representative of the effects on pro-forma disclosures in future years. The weighted average estimated fair value at date of grant, as defined by SFAS 123, for options granted in Fiscal 2003 was $0.08 (2002 – $0.10).
b) Under US GAAP, development costs of new businesses are expensed as incurred: 2003:$Nil, 2002: $Nil, and 2001: $168,814.
c) Under US GAAP, development costs amortized under Canadian GAAP would be reversed to calculate Loss per Share: 2003 - $135,353; and 2002 - $133,290.
d) Under US GAAP, software development costs are expensed as incurred:
2003:$Nil; 2002 - $Nil; and 2001 - $Nil.

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

Table No. 4

U.S. Dollar/Canadian Dollar

Average	High	Low	Close

May 2004	1.38	1.40	1.36	1.36
April 2004	1.34	1.37	1.31	1.37
March 2004	1.33	1.35	1.31	1.31
February 2004	1.33	1.34	1.31	1.34
January 2004	1.30	1.34	1.27	1.34
December 2003	1.31	1.34	1.29	1.29
November 2003	1.31	1.34	1.30	1.30
October 2003	1.32	1.35	1.30	1.32
September 2003	1.36	1.39	1.35	1.35
August 2003	1.40	1.41	1.38	1.39
July 2003	1.38	1.41	1.34	1.41
June 2003	1.35	1.38	1.33	1.36

Fiscal Year Ended Dec. 31, 2003	1.40	1.57	1.29	1.29
Fiscal Year Ended Dec. 31, 2002	1.57	1.61	1.51	1.58
Fiscal Year Ended Dec. 31, 2001	1.55	1.60	1.49	1.59
Fiscal Year Ended Dec. 31, 2000	1.50	1.56	1.44	1.50
Fiscal Year Ended Dec. 31, 1999	1.49	1.53	1.44	1.44
Fiscal Year Ended Dec. 31, 1998	1.49	1.57	1.41	1.54
Fiscal Year Ended Dec. 31, 1997	1.39	1.44	1.34	1.43
Fiscal Year Ended Dec. 31, 1996	1.36	1.38	1.33	1.37

3.B.  Capitalization and Indebtedness

Not applicable

3.D.  Risk Factors

The Company is subject to a number of risks and uncertainties.  The Company derives majority of its revenue from doing business in China. The Company also obtains revenue on sales of its products to Canadian school boards. If any of the following risks occur, our business, results of operations and financial condition would likely suffer.  In any such events, the market price of our common stock could decline and you may lose all or part of your investment in our shares of common stock.

Risks associated with doing business in China

Risk of failing to achieve market acceptance

Although the Company has contracts with People Education Press in Beijing for English Language Learning materials, there can be no assurance that the educational system in China will continue to accept the educational publications produced by the Company.  In addition, although the use of the Internet in China is growing, the success of the Company’s plan to launch on-line educational services in that country will depend in large part on the widespread continued adoption of the Internet for general and educational use.  In the event of failure to achieve or maintain such market acceptance, there could be a material adverse impact on the development of such on-line educational services on the Internet that in turn could have a negative impact on the Company.

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

Our limited experience in China may impede our success

The Company has limited experience in the provision of traditional educational publishing and on-line services in China.  Although the Company has retained the services of Canadian and Chinese educators to assist the Company with these endeavors, there can be no assurance that the Company will be able to attract and retain qualified personnel with relevant experience for the continued management and development of this area of its business.

Integration and operation of EnglishLingo, Inc. may result in reduced Company efforts

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

The growth Of the Company’s business is dependent On government budgetary policy, particularly the allocation Of funds to sustain the growth of the English language learning and training programs in China

The Company’s customers in China, excluding Renzhen Group, are directly or indirectly owned or controlled by the Chinese government.  Accordingly, their business strategies, capital expenditure budgets and spending plans are largely decided in accordance with government policies, which, in turn, are determined on a centralized basis at the highest level by the State Planning Commission of China.  As a result, the growth of our business is heavily dependent on government policies for English language learning and training.  Despite the high priority currently accorded by the government to this area, and a high level of funding allocated by the government to this sector, insufficient government allocation of funds to sustain its growth in the future could reduce the demand for our products and services and have a material adverse effect on our ability to grow our business.

Political and economic policies of the Chinese government could affect our industry in general and our competitive position in particular

Since the establishment of the PRC in 1949, the Communist Party has been the governing political party in China.  The highest bodies of leadership are the Politburo of the Communist Party, the Central Committee and the National People's Congress.  The State Council, which is the highest institution of government administration, reports to the National People's Congress and has under its supervision various commissions, agencies and ministries, including Ministry of Commerece of the People’s Republic of China “MOFCOM”.  Since the late 1970s, the Chinese government has been reforming the Chinese economic system.  Reforms have included decollectivization of farms; legalization of interregional and international trade by individuals and businesses; legalization of markets in most goods and services; elimination of price controls; and privatization of some state-owned productive assets.  Reforms began in the farming sector and rural industry, and were later implemented in various service industries.  In the last five years, China has also begun dismantling large state monopolies in heavy industry. Although the Company believes that economic reform and the macroeconomic measures adopted by the Chinese government have had and will continue to have a positive effect on the economic development in China, there can be no assurance that the economic reform strategy will not from time to time be modified or revised.  Such modifications or revisions, if any, could have a material adverse effect on the overall economic growth of China and investment in the English language learning and training sectors in China.  Such developments could reduce, perhaps significantly, the demand for our products and services.  There is no guarantee that the Chinese government will not impose other economic or regulatory controls that would have a material adverse effect on our business.  Furthermore, changes in political, economic and social conditions in China, adjustments in policies of the Chinese government or changes in laws and regulations could adversely affect our industry in general and our competitive position in particular.  Changes in government policies might include  increased restrictions on the nature of business activities that foreign-owned enterprises may perform or additional tax/fee/license requirements for foreign-owned enterprise; increased restrictions on the publishing industry, including restrictions on the nature of business activities that publishers may perform; additional tax/fee/license requirements; requirements to publish or not to publish certain content; and direct state supervision or control of publisher's activities; and more intensive approval requirements for educational materials.

The markets in which the Company sells its services and products are highly competitive and we may not be able to compete effectively

The educational publishing market in China is rapidly changing.   Competitors to the Company’s strategic co-publishing partners in the market mainly include provincial educational publishing companies such as Yilin Educational Press and Shanghai Foreign Language Educational Press.  In addition, there are many large multinational educational publishing companies with substantial, existing publishing operations in Asian markets including China, that have significantly greater financial, technological, marketing and human resources.  Should additional multinational educational publishing companies decide to enter the English language learning and training market in China, this could hurt the Company’s future prospects and erode its market share.

Our competitors, some of whom have greater financial, technical and human resources than us, may be able to respond more quickly to new and emerging technologies and changes in customer requirements or devote greater resources to the development, promotion and sale of new products or services.  It is possible that competition in the form of new competitors or alliances, joint ventures or consolidation among existing competitors may decrease our market share.  Increased competition could result in fewer customer engagements, reduced gross margins and loss of market share, any one of which could materially and adversely affect our revenues and overall financial condition.

Economic risks associated with doing business in China

The Chinese economy has experienced uneven growth across geographic and economic sectors and has recently been slowing.  There can be no assurance that the economic slow down will not continue.  The China economy is also experiencing deflation which may continue in the future.  The current economic situation may adversely affect our profitability over time as expenditures for English language training products may decrease due to the results of slowing domestic demand and deflation.  In addition, the Chinese government may implement changes in fiscal policy that could increase our costs of operating our business in China or slow demand for our products.  We cannot predict what effects changes in Chinese government policies may have on our business or results of operations.

Currency matters may reduce our sales

In past years, the Chinese economy has experienced periods of rapid growth as well as relatively high rates of inflation, which in turn has resulted in the periodic adoption by the Chinese government of various corrective measures designed to regulate growth and contain inflation.

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

Risk of the Company’s failure to manage its growth effectively as it attempts to expand operations in China

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

The Company’s customer base is concentrated and the loss of the one customer could cause the Company’s business to suffer significantly

We have derived and believe that we will continue to derive a significant portion of our revenues from one large customer.  In 1999, four customers accounted for 92% of our revenues.  In 2000, three different customers accounted for 100% of our revenues.  In 2001, two customers accounted for 93% of our revenues with a new customer accounting for 74% of such revenues. In 2002 and 2003, one customer accounted for 70% and 97% of the Company’s revenues respectively.  The loss, cancellation or deferral of the large contract with this large customer would have a material adverse effect on our revenues.  In addition, there can be no assurance that we will continue to bring in new significant customers.

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

Competition is likely to have a tremendous impact on our business

The Company is unaware of any specific competitor competing in the same on-line educational services marketplace in China, the Company faces considerable competition from traditional educational publishing companies and from educational software providers in China both of which offer the same or similar services as are available from the Company’s traditional publishing operations.  In addition, it is anticipated that as China becomes more open to foreign involvement for educational programs, the level of competition will further intensify.

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

Risk of history of losses

The Company has had a history of losses and there is no assurance that it can reach profitability in the future.  The Company will require significant additional funding to meet its business objectives.  Capital will need to be available to help expand not only the Company’s product line but also to improve market penetration and sales through an increasing distribution network.

General economic conditions may negatively affect the Company’s sales

From time to time, the market in which the Company sells its products may experience weak economic conditions that may negatively affect the Company’s sales.  Any general economic, business or industry conditions that cause customers to reduce or delay their investments in educational publications and products may have a negative effect on the Company’s revenues.  The Company may experience some seasonal trends in the sale of its publications.  For example, sales of published materials experience seasonal fluctuations with higher sales in the third calendar quarter and first calendar quarter.

Our public trading market is highly volatile

The Company's common shares trade on the TSX Venture Exchange under the symbol "LMD", and on NASD:OTCBB under the symbol “LNGMF” and are quoted on the Berlin-Bremen Stock Exchange under the symbol LIM.BE and the German securities code is (WKN) 121226.

The market price of our common shares could fluctuate substantially due to:

-

Quarterly fluctuations in operating results;

-

Announcements of new products or services by us or our competitors;

-

Technological innovations by us or our competitors;

-

General market conditions or market conditions specific to our or our customer’s industries; or

-

Changes in earning estimates or recommendations by analysts.

In the past, following periods of volatility in the market price of a Company’s securities, securities class action litigation has never been instituted against the Company.  If we become subject to securities litigation, we could incur substantial costs and experience a diversion of management’s attention and resources.

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

Shareholder control may result in a change of our management

Approximately 20.48% of the issued and outstanding common shares of the Company including options which are exercisable within 60 days are held by officers and directors of the Company.  As a result, the shareholders will be able to exercise significant influence over all matters requiring shareholder approval, including the election of directors and significant corporate transactions.

Penny stock rules

Our common shares are quoted on the OTC Electronic Bulletin Board; a NASD sponsored and operated quotation system for equity securities.  It is a more limited trading market than the NASDAQ Small Cap Market, and timely, accurate quotations of the price of our common shares may not always be available.  You may expect trading volume to be low in such a market.  Consequently, the activity of only a few shares may affect the market and may result in wide swings in price and in volume.

Our common shares are listed on the NASD OTC Bulletin Board, and are subject to the requirements of Rule 15(g) 9, promulgated under the Securities Exchange Act as long as the price of our common shares is below $5.00 per share.  Under such rule, broker-dealers who recommend low-priced securities to persons other than established customers and accredited investors must satisfy special sales practice requirements, including a requirement that they make an individualized written suitability determination for the purchaser and receive the purchaser’s consent prior to the transaction.  The Securities Enforcement Remedies and Penny Stock Reform Act of 1990 also requires additional disclosure in connection with any trade involving a stock defined as a penny stock.  Generally, the Commission defines a penny stock as any equity security not traded on an exchange or quoted on NASDAQ that has a market price of less than $5.00 per share.  The required penny stock disclosures include the delivery, prior to any transaction, of a disclosure schedule explaining the penny stock market and the risks associated with it.  Such requirements could severely limit the market liquidity of the securities and the ability of purchasers to sell their securities in the secondary market.

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

There is uncertainty as to the Company’s shareholders’ ability to enforce civil liabilities both in and outside of the United States

The preponderance of our assets are located outside the United States and are held through companies incorporated under the laws of Canada, Barbados, and arrangements established in China.  Our current operations are conducted in China.  In addition, a majority of our directors and officers are nationals and/or residents of countries other than the United States.  All or a substantial portion of the assets of these persons are located outside the United States.  As a result, it may be difficult for shareholders to effect service of process within the United States upon these persons.  In addition, investors may have difficulty enforcing, both in and outside the United States, judgments based upon the civil liability provisions of the securities laws of the United States or any state thereof.

ITEM 4.  INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Introduction

Lingo Media Inc. (the "Company") develops, publishes, distributes and licenses book, audio/video cassettes, CD-based product and supplemental product for English language learning for the educational school and retail bookstore markets in China and educational school market in Canada. Additionally, the Company is developing an online service for English language learning in China.

The Company’s executive office is located at:

151 Bloor Street West, #890

Toronto, Ontario, Canada M5S 1S4

Telephone:  (416) 927-7000

Facsimile:  (416) 927-1222

e-mail:  iatique@lingomedia.com

website: www.lingomedia.com

The contact person is: Imran Atique, Secretary and Treasurer.

The Company's fiscal year ends December 31st.

The Company's common shares trade on the TSX Venture Exchange under the symbol "LMD", and on NASD:OTCBB under the symbol “LNGMF” and are quoted on the Berlin-Bremen Stock Exchange under the symbol LIM.BE and the German securities code is (WKN) 121226.

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

The Company currently has three subsidiaries: Lingo Media Ltd. "LML", Lingo Media International Inc. "LMII" and EnglishLingo, Inc. "ELI".

LML was incorporated pursuant to the Business Corporations Act (Ontario) on November 21, 1994 under the name Alpha Corporation.  Alpha Corporation changed its name to Lingo Media Ltd. on August 25, 2000.

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

2.

Foreign Language Teaching and Research Press (“FLTRP”), dated September 3, 2000

3.

Gangzhou Renzhen English Production Group/Crazy English (“Renzhen Group”), dated October 15, 2000.

4.

Peoples Education Press (“PEP”), dated August 8, 2000

Financings

The Company has financed its operations through borrowings and/or private issuance of common shares:

Fiscal 1996	Shares for Debt,	957,022 shares	$ 95,702
	Private Placement,	700,000 shares	$ 140,000
	Seed Capital,	1,200,000 shares	$ 120,000
	IPO,	2,000,000 shares	$ 270,000
Fiscal 1997	Stock Option exercise,	70,000 shares	$ 14,000
Fiscal 1998	None,
Fiscal 1999	None,
Fiscal 2000	Private Placement,	5,000,000 shares	$ 1,811,872
	Stock Option exercise,	150,000 shares	$ 30,000
Fiscal 2001	Stock Option exercise,	100,000 shares	$ 20,000
	Private Placement,	1,000,000 shares	$ 100,000
Fiscal 2002	Private Placement,	3,700,000 shares	$ 370,000
Fiscal 2003	Warrants exercise,	2,751,780 shares	$ 327,213
	Stock Option exercise,	59,000 shares	$ 5,900
Fiscal 2004-to-date	Stock Option exercise,	415,163 shares	$ 63,516

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

1998: $317,309, primarily development costs & CSVL acquisition

1999: $246,602, primarily for development costs and software

2000: $425,951, primarily for development costs and software

2001: $168,184, primarily for development costs

2002: $15,183, primarily for development costs & property and equipment

2003: $120,520, primarily for development costs & property and equipment

Divestiture -- AlphaCom Corporation

AlphaCom Corporation was incorporated under the laws of Delaware on December 15, 1997 as a wholly-owned subsidiary of the Company.

On April 13, 1999, AlphaCom Corporation sold US$100,000 of common stock (100,000 shares) to investors pursuant to an exemption provided by Regulation D, Rule 504 of the 1933 Securities Act; as a result of this offering, the Company recorded a gain of $143,962.

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

Effective June 7, 2001, each of Michael P. Kraft, Richard A. Sherman, and Khurram R. Qureshi resigned from their respective positions as members of AlphaCom Corporation's board of directors.  Additionally, effective June 7, 2001, Mr. Kraft resigned from his positions as AlphaCom Corporation's President/CEO/Secretary, and Mr. Sherman and Mr. Qureshi resigned from their respective positions as AlphaCom Corporation's Executive Vice-President and Chief Financial Officer.

Divestiture – EnglishLingo, Inc.

EnglishLingo, Inc. was incorporated pursuant to the laws of Delaware on April 6, 1999 as a wholly-owned subsidiary of the Company. In August 2002, EnglishLingo, Inc. was continued in Canada.

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

4.B.  BUSINESS OVERVIEW

Background

Lingo Media Inc. (the "Company") develops, publishes, distributes and licenses book, audio/video cassette, CD-based product and supplemental product for English language learning for the educational school and retail bookstore market in China and for educational school market in Canada. Additionally, the Company is developing an online service for English language learning.

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

Additionally, Lingo Media through its subsidiary EnglishLingo, Inc. intends to leverage its content and expertise to develop and launch an online community in China that will offer edutainment games with English content, English information services, mobile entertainment services and membership in an English Club.  It is anticipated that some of the materials and services will be offered free while others will be provided on a paid subscription basis.  Lingo Media plans to launch these online service in in the third quarter of 2005.  As of June 30, 2004, the online service has not been launched.

Business Focus

Publishing - China

Lingo Media has spent five years developing English as a Foreign Language (EFL), products, programs, and relationships in the Chinese market. Learning to communicate in English is seen as a top priority for Chinese school students and young adult learners. Along with learning how to use a PC, English skills are perceived as a key determinant of their future levels of prosperity. The Company’s EFL book, audio and CD-based programs are unique in that they have a special focus on the spoken language. In addition to developing learning materials, considerable resources have been expended on the development of relationships with leading Chinese publishers, both in the education and trade sectors, as well as in extensive marketing and pre-selling of Lingo Media’s programs.

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

People’s Education Press “PEP”:

People's Education Press, a division of China's State Ministry of Education, publishes approximately 80% of educational materials for the K-12 market throughout China, for all subjects, including English. PEP has a readership of more than 150 million students. Lingo Media has four programs in development with PEP. Three series target the elementary market of 100 million students: PEP Primary English (for grades 3 to 6); Starting Line (Grades 1-6); and Beginning English for Young Learners (Kindergarten, Grades 1& 2). The Junior Reading Comprehension series is for junior middle school students. Initial levels of all four programs were launched in September 2001. All series include textbooks, activity books, audiocassettes, teacher resource books, and supplementary materials.

Foreign Language Teaching and Research Press “FLTRP”:

In April 2000, Lingo Media secured a publishing agreement to co-develop, publish and sell Subject-Based English with FLTRP, China’s leading university and reference publisher. This series is required in order to meet the education curriculum mandated by the State Ministry of Education in China that all 3rd and 4th year university students take intensive English studies specifically related to their majors. The project calls for the development of multiple volumes for each of the six subject areas, with the first levels launched in September 2003.

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

China International Publishing Group “CIPG”:

Foreign Languages Press is a subsidiary of China’s largest trade publishing group, China International Publishing Group. CIPG develops and distributes books to Chinese retail bookstores, in addition to producing selected texts and supplemental books for the educational market. Lingo Media signed a contract with CIPG in June of 1998 to co-publish an English for Special Purposes Series and has released the English for Hosts book and audiocassette package.

Publishing - Canada

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

Online Services - China

Lingo Media plans to launch its online services in China. Now at 79.5 million (Source: China Internet Network Information Centre), the number of Internet users in China is growing at a furious pace.  This makes electronic delivery of Lingo Media’s content over the web a natural extension.  The Company has identified a strategic partner, ZRRT Communications Co., Ltd., not only for development of the online services, but also for marketing of the service.

Business Philosophy

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

Researching and understanding the market

The whole process begins with relationship building and communication.  We talk with key organizations; associations and ministries in a country to better understand needs and concerns. We look for the right niche for the Company, and then seek local partners/stakeholders to develop/produce a customized program.  Moreover, we search for individuals in that country who can manage the Company’s affairs.  These individuals become our links to that country's community and culture.

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

China

We selected China as our first country of exploration because; it is the largest EFL market in the world. In China, Lingo Media has forged links and established partnerships with Chinese government organizations and private businesses in order to help us maximize our market penetration.

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

Comprehensive Product Development

Before we even started developing a program such as Beginning English for Young Learners, we spent time forging relationships with select government authorities and educational publishing experts.  We needed to understand their perspective on English language learning and their criteria when developing a curriculum.  By asking the right questions, and listening to the answers, we were ready by July 1999 to begin delivering a solution.   The pilot program was launched in Beijing in February 2000 and our plan is for this program to be implemented nationally.  That means our relationship will continue with Beijing Educational Commission and the Company’s current distribution partner, Peoples Education Press as we collect and assess relevant feedback.

Products

Programs for Children:

Series:	Beginning English For Young Learners

Launch Date:	September 2004

Type of Program:	English as a Foreign Language (EFL)
English as a Second Language (ESL)

Description:	A series of student books, audiocassettes, teacher resource books and ancillary materials. The program promotes oral language use through partner-based activities suited for both large and small groups. It enhances listening, speaking and emerging literacy skills, using an activity-
based approach.

Components:	Student Books: 4
Audiocassettes: 8
Teacher Resource Books: 2

Target Audience:	Elementary Schools: Grade 1 and 2

Author Teams:	Canada: David Booth, Jack Booth,
Linda Booth, Larry Swartz
China: Meng Yanjun, Zhang Lingdi, Lin Li

Publisher:	Lingo Media
China School Edition: Co-Publisher
People's Education Press

Series:	PEP Primary English

Launch Date:	September 2001

Type of Program:	English as a Foreign Language (EFL)
English as a Second Language (ESL)

Description:	A series of student books, audiocassettes, teacher resource books and ancillary materials. The program employs a variety of learning strategies to promote interactive, two-way communication as students Explore the content through task-based activities.

Components:	Student Books: 8
Audiocassettes: 8
Teacher Resource Books: 8
Ancillary Materials: 56 components

Target Audience:	Elementary Schools: Grade 3-6

Author Teams:	Canada: David Booth, Jack Booth,
Linda Booth, Larry Swartz
China: Gong Yafu, Wu Yuexin

Publisher:	Lingo Media
China School Edition: Co-Publisher
People's Education Press

Series:	Starting Line

Launch Date:	September 2001

Type of Program:	English as a Foreign Language (EFL)
English as a Second Language (ESL)

Description:	A series of student books, audiocassettes, teacher resource books and ancillary materials. The program employs interactive, two-way communication to help and encourage students to build word power in listening, speaking, reading, and writing as they participate in task- based activities designed for use in multi-level classrooms.

Components:	Student Books: 12
Audiocassettes: 12
Teacher Resource Books: 12
Ancillary Materials: 60 components

Target Audience:	Elementary Schools: Grade 1-6

Author Teams:	Canada: David Booth, Jack Booth,
Linda Booth, Larry Swartz
China: Gong Yafu, Li Jinchun

Publisher:	Lingo Media
China School Edition: Co-Publisher -
People's Education Press

Series:	The Out Loud Program: Rhymes, Rhythms and Patterns for Language
Learning

Launch Date:	September 2001

Type of Program:	Language Arts
English as a Second Language (ESL)
English as a Foreign Language (EFL)

Description:	A series of student books, audiocassettes, teacher resource books and ancillary using materials.
The program is based on the principle that becoming fluent in a language depends largely on the participants being involved in authentic, interactive discourse the language. as young learners experience the sounds of the English language found in these fascinating and inviting materials, they are immediately working with the language, participating in its structures and vocabulary from the inside out. This program presents teachers with hundreds of helpful models of the English language to explore with students.

Components:	School Edition
Student Books: 3
Audiocassettes: 3
Teacher Resource Books: 3
Poster Sets(20 per set): 3

Trade Edition
Student Books: 3
Audiocassettes: 3

Target Audience:	Elementary 3/: Grades K-2

Author Team:	Canada: Larry Swartz, David Booth,
Jack Booth, Linda Booth

Publisher:	Lingo Media
Canada School Edition: Publisher -
Lingo Media

China Trade Edition: Co-Publisher
Renzhen Group

Programs for Juveniles

Series:	Junior Reading Comprehension

Launch Date:	March 2001

Type of Program:	English as a Foreign Language (ESP)
English as a Second Language (EFL)

Description:	A series of student books to supplement the widely used PEP textbooks for grades 7-9. These supplemental books provide a wide range of reading selections and follow-up activities, language games, puzzles, and other sources for developing comprehension.

Components:	Student Books: 6
Audio cassette: 6

Target Audience:	Junior Middle Schools: Grades 7-9

Author Team:	Canada: David Booth, Jack Booth,
Linda Booth, Larry Swartz

Publisher:	Lingo Media
China School Edition: Co-Publisher
People's Education Press

Programs for Higher Education

Series:	Subject-Based English

Launch Date:	In process, not launched yet

Type of Program:	English for Special Purposes (ESP)

Description:	A series of student text books, audiocassettes, and teacher resource books. The first set of six subjects includes Law, Mathematics, Physics, Geological Prospecting and Mining, Biology,
and Transportation. This program is required in order to meet the curriculum mandated by the Chinese State Ministry of Education stating that all third and fourth year students not majoring in English must take English courses related to their subject area.

Components:	Student textbooks: 3
Audiocassettes: 6
Teacher Resource Books: 3

Target Audience:	Third and fourth year university students majoring in subjects other than English

Author Teams:	Canada: William Marshall, Brigid Fitzgerald
China: Bu Yukun

Publisher:	Lingo Media
China School Edition: Co-Publisher -
Foreign Languages Teaching and Research Press

Programs for Professionals

Series:	English in Business Communications

Launch Date:	February 2001

Type of Program:	English for Special Purposes (ESP)

Description:	A series of self-study books and audiocassettes for adult English learners focused on specific
English language needs for a variety of professions and occupations. The series is designed to develop and enhance listening comprehension, vocabulary development and pronunciation.
Subject areas include Insurance, Marketing, Meetings, Negotiations, Banking, Presentations
and English for Hosts.

Components:	Self-Study Books: 6
Audiocassettes (2 per book): 6 (only available for 3 levels)

Target Audience:	Self-Study Adult Market

Author Team:	William Marshall, Bridgid Fitzgerald

Publisher:	Lingo Media
China Trade Editions: Co-Publishers:
English for Hosts: - Foreign Languages Press
English in Insurance: - Renzhen Group
English in Marketing: - Renzhen Group
English in Meetings: - Renzhen Group
English in Negotiations: - Renzhen Group
English in Banking: - Renzhen Group
English in Presentations: - Renzhen Group

United States vs. Foreign Sales/Assets

During the fiscal years ended December 31, 2003, 2002 and 2001, respectively, $29,884, $397,336 and $21,068 of sales revenue were generated in Canada.

During the fiscal years ended December 31, 2003, 2002 and 2001, respectively, $nil, $nil and $nil of sales revenue were generated in the United States.

During the fiscal years ended December 31, 2003, 2002 and 2001, respectively, $987,933, $931,784 and $312,623 of sales revenue were generated in China.

At December 31, 2003, December 31, 2002 and December 31, 2001, substantially all of the Company’s assets were located in Canada.

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

Research and Development, Trademarks, Licenses, and Etc.

Research and Development

During the years ended December 31, 2003, 2002 and 2001, respectively, the Company expended $114,385, $10,313 and $168,184 on research and development, under the categories of “development costs” and “software development costs”.  These expenditures were primarily directed at developing products for the China market.

Trademarks

The Company owns the trademarks: Lingo Media, EnglishLingo and EnglishNihao.

Employees

As of June 30, 2004, the Company had eight active employees, including the executives.  As of December 31, 2003, December 31, 2002, December 31, 2001 and December 31, 2000 and December 31, 1999 there were eight, five, four, six, and four employees (including the executives), respectively.  None of the Company's employees are covered by collective bargaining agreements.

4.C. Organization Structure

The Company currently has three active subsidiaries: Lingo Media Ltd., Lingo Media International Inc., and EnglishLingo, Inc.  Refer to ITEM 4.  “Information on the Company, 4.A. History and Development of the Company, History and Development” for more information.

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

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended December 31, 2003 and December 31, 2002, and for the three months ended March 31, 2004 and March 31, 2003 should be read in conjunction with the consolidated financial statements of the Company and the notes thereto.

The following discussion contains forward-looking statements that are subject to significant risks and uncertainties.  Readers should carefully review the risk factors described herein and in other documents the Company files from time to time with the SEC.

5.A Overview

Lingo Media Inc. (the "Company") develops, publishes, distributes and licenses book, audio/video cassette, CD-based product and supplemental product for English language learning for the educational school and retail bookstore market in China and for educational school market in Canada.

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

In management’s opinion, revenue recognition, development costs, acquired publishing content, software development costs and use of estimates as presented in the financial statements of the year ended December 31, 2003 are critical accounting policies and are as follows:

Revenue recognition:

Royalties are recognized as revenue when the sale of the underlying products is confirmed and collectibility is assured.

Revenue from the sale of publishing and ancillary products is recognized upon delivery and as long as all vendor obligations have been satisfied. Amounts received in advance of revenue recognition are recorded as customer deposits.

Development costs:

The Company has capitalized pre-operating costs relating to establishing a business base in the United States and the development of business in China. Pre-operating costs are capitalized until the commencement of commercial operations and then amortized on a straight-line basis, over a maximum of five years. The carrying value is assessed on a periodic basis to determine if a writedown is required. Technology costs and web development costs included in deferred development costs are capitalized in accordance with Section 3062 ("goodwill and other intangible assets") and EIC Abstract 118 ("Accounting for Costs Incurred to Develop a Web Site"), of the C.I.C.A. Handbook.

Development costs are amortized on a straight-line basis over a maximum of five years.

Acquired publishing content:

The costs of obtaining the English as a Foreign Language ("EFL") program entitled "Communications: An Interactive EFL Program" and an international folktale series entitled "Stories Lost and Found: The Universe of Folktale" have been capitalized and are being amortized over a five-year period. The Company regularly reviews the carrying values of its acquired publishing content. The Company supports the carrying value of these assets based on the undiscounted value of expected future cash flows. If the carrying value exceeds the amount recoverable, a write-down of the asset to estimated fair value is charged to the consolidated statement of operations.

Software development costs:

The Company has deferred software development costs incurred in connection with a computer software program to be used by children in reading and writing that promote and facilitate the development of communication skills in the English language. Software development costs are deferred once technological feasibility for a product is established. Software development costs are amortized on a straight-line basis over a maximum of three years. Technological feasibility is established when the Company has completed all planning, designing, coding and testing activities that are necessary to establish that the product can be produced to meet its design specifications, including functions, features and technical performance requirements. The Company regularly reviews the carrying values of its software development costs. The Company supports the carrying value of these assets based on the undiscounted value of expected future cash flows. If the carrying value exceeds the amount recoverable, a write-down of the asset to estimated fair value is charged to the consolidated statements of operations.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at December 31, 2003 and December 31, 2002 and the reported amounts of revenue and expenses during the years then ended. Actual results may differ from those estimates. Significant areas requiring the use of management estimates related to the useful lives and impairment of capital assets, development costs, acquired publishing content and software development costs.

Operating Results

Three Months Ended March 31, 2004 vs. Three Months Ended March 31,2003

Revenue

Overall, the revenue for the first quarter of 2004 was $203,035 as compared to $224,632 for the comparable quarter of 2003, a 10% decrease.  Although the revenue declined in the first quarter of 2004, the gross margin percentage was improved from 85% in the first quarter of 2003 to 86% in current quarter.

General and administrative

General and administrative costs consist of costs incurred at the corporate level including executive compensation, consulting fees, administration, marketing, professional fees, shareholders services and any foreign exchange losses or gains. These expenses were reduced to $133,743 during the first quarter of 2004 as compared with $169,396 for the similar period in 2003, a 21% reduction. This decrease in expenses is due to continued cost rationalization measures implemented by the Company.

EBITA

The Company reported an EBITA (Earnings before interest, taxes and amortization) of $40,835 for the three months ended March 2004 as compared to $20,630 for the same period last year, a 97% increase due to decrease in general and administrative expenses.

Amortization

Amortization includes amortization of property and equipment, development costs, acquired publishing content and software development costs. Amortization charge for the first quarter of 2004 was reduced to $71,814 from $82,810 due to reduced cost base of assets.

The amortization for the stock-based compensation was $7,667 for the three months ended March 2004 as compared to $8,333 for the same period last year, a decrease $666.

Net Loss

The Company reported a loss before extraordinary items and taxes of $(30,980) for the first three months of 2004 as compared to a loss of $(65,777) for the same period last year, a 53% decrease. Income taxes for the first three months ended March 2004 amounted to $28,335, whereas income taxes amounted to 31,640 for the same period last year. The Company reported a net loss of $(59,314) for three months ended March 2004 as compared to a net loss of  $(97,417) for the same period last year.

Fiscal Year Ended December 31, 2003 vs. Fiscal Year Ended December 31, 2002

Revenue

Lingo Media earns its revenues from two distinct markets, China and Canada. Overall, the revenue for the fiscal year 2003 was $1,017,817 compared to $1,329,120 for 2002, a 23.42% decrease.

In China, Lingo Media develops, publishes, distributes and licenses book, audio/video cassette, CD-based product and supplemental product for English language learning for the educational school and retail bookstore market in China and earns recurring royalty revenues from its co-publishers and distributors. Royalty revenue in China is payable in US Dollars. The absolute increase in revenue from China was 29%, US$759,948 in 2003 as compared to US$589,737. Due to the decline in the US Dollar in 2003, the revenue from China in Canadian Dollars was only 6% due to the foreign exchange translation.

In Canada the company sells its product directly into the educational market. The revenue in Canada decreased from $397,336 to $29,884. This reduction in revenue was primarily due to the lack of financing for schools for Early Literacy Learning materials from Ontario Ministry of Education.

Cost of Sales and Margin

Cost of sales includes all costs directly related to production and distribution of the products sold such as manufacturing costs, freight, author royalties and sales commissions. Cost of Sales for 2003 was $171,471 as compared to $444,275 for the same period last year.

The gross margin for fiscal year 2003 was $846,346 as compared to $884,845 for the same period last year. During 2003, the Company’s gross margins percentage increased to 83% as compared to 67% during 2002. The increase in the gross margin percentage resulted from the change in the revenue mix. Revenue in 2002 was earned mainly from finished product sales in Canada and royalty sales in China, compared to revenue for 2003, which was generated primarily from high margin recurring royalty sales in China.

General and Administrative

General and administrative costs consist of costs incurred at the corporate level including executive compensation, consulting fees, administration, marketing, professional fees, shareholders services and any foreign exchange losses or gains. These expenses were $607,583 for the year-ended 2003, an increase of $133,423 over the same period for 2002 of $474,160. This increase is due to; additional employee compensation and consulting fees of $164,173, a foreign exchange loss of $47,738 sustained by the Company due to the decrease in US Dollar as compared to Canadian Dollars and a one time fees payment of $35,000 for listing on Berlin exchange as compared to last year.

Amortization

Amortization includes amortization of property and equipment, development costs, acquired publishing content and software development costs. Amortization charge for the year 2003 was consistent with the prior year.

Stock-Based Compensation

The amortization for the stock-based compensation was $25,708 for the year ended December 31, 2003 as compared to $4,792 for last year, an increase of $20,916. This increase is attributable to the increased number of stock options vested during the period that were issued to consultants.

EBITA

The Company reported an EBITA (earnings before interest, taxes and amortization) of $238,763 for the fiscal year 2003 as compared to $410,685 for last year, a 42.7% decrease due to decrease in revenue in Canada, foreign exchange losses and increased employee compensation and consulting fees.

Net (Loss) Income

The Company reported a loss before extraordinary items and taxes of $(113,831) for the year ended December 31, 2003 as compared to a income of $104,409 for last year. Income taxes for the year 2003 amounted to $143,251, compared to a gain on issue of shares of subsidiary and income taxes amounted to $101,588 and $138,122 respectively for last year. The Company reported no extra-ordinary items for 2003. The Company reported a net loss of $(257,082) for the fiscal year 2003 as compared to a net income of $67,875 after extra-ordinary items and income taxes for previous year.

5.B Liquidity and Capital Resources

During 2003, the Company’s operating activates provided cash of $91,940 an increase of $89,702 as compared to cash provided by operating activities of $2,238 in last year.

As of December 31, 2003, the Company had cash of $232,502 and accounts receivables of $528,092. The Company’s current assets amounted to $823,685 with current liabilities of $177,245 resulting in a working capital surplus of $646,440.

The Company believes that current cash on hand along with accounts receivable and recurring sales will satisfy working capital requirements for the next 12 months and beyond.

As of June 30, 2004 the Company did not have any principal commitments to raise capital for the Company.  Although the Company has no material commitments for capital expenditures, the Company expects capital requirements to increase significantly over the next several years as the Company increases sales and administration infrastructure.  The Company’s future liquidity and capital funding requirements will depend on numerous factors, including, but not limited to, the cost and timing of the expansion of our sales and marketing efforts.

The Company currently does not maintain any lines of credit nor does the Company have any agreements for additional sources of financing except that the Company factors certain of its accounts receivables. The factored accounts receivable are backed by an insurance policy through the Export Development Corporation.

In the future, the Company may be required to seek additional capital by selling debt or equity securities, curtailing operations, selling assets, or otherwise be required to bring cash flows in balance when it approaches a condition of cash insufficiency.  The sale of additional equity securities, if accomplished, may result in dilution to our shareholders.  The Company cannot assure you, however, that financing will be available in amounts or on terms acceptable to us, or at all.

Development Costs:

The Company has capitalized pre-operating costs relating to establishing a business base in China and the development of business in the United States.  Pre-operating costs are capitalized until the commencement of commercial operations and then amortized on a straight-line basis, over a maximum of five years.  The carrying value is assessed on a periodic basis to determine if a write-down is required. Technology costs and web development costs included in deferred development costs are capitalized in accordance with Section 3062 ("goodwill and other intangible assets") and EIC Abstract 118 ("Accounting for Costs Incurred to Develop a Web Site"), of the C.I.C.A. Handbook. Development costs are amortized on a straight-line basis over a maximum of five years.

Software Development Costs:

The Company has deferred software development costs incurred in connection with a computer software program to be used by children in reading and writing that promote and facilitate the development of communication skills in the English language.  Software development costs are deferred once technological feasibility for a product is established.  Software development costs are amortized on a straight-line basis over a maximum of three years. Technological feasibility is established when the Company has completed all planning, designing, coding and testing activities that are necessary to establish that the product can be produced to meet its design specifications, including functions, features and technical performance requirements. The Company regularly reviews the carrying values of its software development costs.  The Company supports the carrying value of these assets based on the undiscounted value of expected future cash flows.  If the carrying value exceeds the amount recoverable, a write-down of the asset to estimated fair value is charged to the consolidated statements of operations.

Three Months Ended March 31, 2004

The Company had working capital of $572,963 as of March 31, 2004 including cash of $148,083 and accounts receivable of $532,389 as of March 31, 2004.

Cash provided By operating activities for the three months ended March 31, 2004 totaled $1,558 largely attributable to changes in accounts payable of $(12,953) and accounts receivable of $(4,297).

Cash Used in investing activities for the three months ended March 31, 2004 was $(98,055) attributable to development costs.

Cash provided by financing activities for the three months ended March 31, 2004 was $12,078, including the issuance of capital stock of $59,767 and share issue costs of $47,689.

Fiscal Year Ended December 31, 2003

The Company had working capital of $646,440 at December 31, 2003 including cash of $232,502 and accounts receivable of $528,092.

Cash provided by Operating Activities for the Fiscal Year Ended December 31, 2003 totaled $91,940. Significant adjustments included: $236,463 in accounts receivable; $(163,176) from factored receivables; 135,353 for amortization of “development costs”, $70,670 for amortization of acquired publishing content; and $41,395 for amortization of software development costs.

Cash Used in Investing Activities for the Fiscal Year ended December 31, 2003 was $(120,520), representing: $(114,385) in development costs and $6,135 in purchase of property and equipment.

Cash Provided by Financing Activities for the Fiscal Year Ended December 31, 2003 was $181,211 including $100,000 increase in long-term debt; ($206,274) repayment of long-term debt; $333,114 from the issuance of capital stock; (45,629) for share issue costs.

Fiscal Year Ended December 31, 2002

Proceeds from a private placement completed in March 2002 in the amount of $370,000 were used to repay Standard Mercantile Bancorp Limited Partnership debt of $364,621

The Company had working capital of $516,462 at December 31, 2002 along with cash of $79,871 and accounts receivable of $601,379.

Cash provided by Operating Activities for the Fiscal Year Ended December 31, 2002 totaled $2,238. Significant adjustments included: $(540,617) in accounts receivable; $330,040 from factored receivables; 133,289 for amortization of “development costs”, $(101,588) in gain on issue of shares by subsidiary; and $100,380 from work in progress.

Cash Used in Investing Activities for the Fiscal Year ended December 31, 2002 was ($15,183), representing: $(10,313) in development costs and $(4,870) in purchase of property and equipment.

Cash Provided by Financing Activities for the Fiscal Year Ended December 31, 2002 was $85,343 including $348,331 increase in long-term debt; $(707,634) repayment of long-term debt; $370,000 from the issuance of capital stock; $(26,942) in share issue costs and $101,588 from issue of shares by subsidiary.

Fiscal Year Ended December 31, 2001

Proceeds from a private placement completed in November 2001 in the amount of $100,000 were used for working capital requirements.

The Company had a working capital deficit of $85,471 at December 31, 2001 along with cash of $7,473 and accounts receivable of $336,840.

Cash Used in Operating Activities for the Fiscal Year Ended December 31, 2001 totaled $(354,676), including the $(44,706) Net Loss.  Significant adjustments included: $(197,719) from gain on sale of subsidiary; $43,910 amortization of “development costs”, $67,099 in short-term investments; $(193,173) in accounts receivable; $(50,329) work in progress; $(33,087) accounts payable and accrued liabilities; and $(50,250) in customer deposits.

Cash Used in Investing Activities for the Fiscal Year ended December 31, 2001 was $(18,184), representing: $(168,184) in development costs and $150,000 from the proceeds on sale of subsidiary.

Cash Provided by Financing Activities for the Fiscal Year Ended December 31, 2001 was $336,126 including $(145,000) for repayment of bank indebtedness; $566,713 increase in long-term debt;$(199,087) repayment of long-term debt; and $113,500 from the issuance of capital stock.

Reconciliation of Canadian and United States generally accepted accounting principles ("GAAP"):

Development Costs/Software-Development Costs/Options to Consultants

Under Canadian GAAP, the Company defers the incremental costs relating to the development of and pre-operating phases of new businesses and established business and amortizes these costs on a straight-line basis over periods up to five years. Under United States GAAP, Incremental costs related to development of and pre-operating plan of new business are expenses as incurred but the incremental costs incurred for established businesses are capitalized and amortized over on a straight line basis over periods up to five years.

Stock-based compensation disclosure

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

Statement of comprehensive income

Statement No. 130, Reporting Comprehensive Income ("SFAS 130"), establishes standards for the reporting and disclosure of comprehensive income and its components in financial statements.  Components of comprehensive income or loss include net income or loss and all other changes in other non-owner changes in equity, such as the change in the cumulative translation adjustment and the unrealized gain or loss for the year on "available-for-sale" securities.  For all periods presented, comprehensive loss is the same as loss for the year under US GAAP.

Calculation of Loss For the Year

The consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") as applied in Canada.  In the following respects, GAAP as applied in the United States differs from that applied in Canada.

If United States GAAP were employed, the loss in each year would be adjusted as follows:

Expressed in Canadian Dollars

2003	2002	2001

Income (loss) for the year, Canadian GAAP	$ (257,082)	$ 67,875	$ (44,706)

Impact of US GAAP and adjustments:
Development costs	-	-	(168,184)
Amortization of development costs	135,353	133,290	43,910
Amortization of Software
Development costs	41,395	41,395	10,349
Compensation expense	-	(119,217)	(59,983)
Share Issue Costs	(45,629)	(63,058)	-

Income (loss) for the year, US GAAP	$ (125,963)	$ (60,285)	$ (218,614)

The consolidated interim financial statements for March 31, 2004 are prepared in accordance with GAAP as applied in Canada.  In the following respects, GAAP as applied in the United States differs from that applied in Canada:

Expressed in Canadian Dollars

March 2004	March 2003

Income (loss) for the year, Canadian GAAP	$ (59,314)	$ (97,417)

Impact of US GAAP and adjustments:
Development costs
Amortization of development costs	33,838	45,118
Amortization of Software
Development costs	10,349	10,349
Compensation expense	-	(16,630)
Share Issue Costs	(47,689)	(63,058)

Income (loss) for the year, US GAAP	$ (62,816)	$ (58,580)

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

The following table reconciles the numerators and denominators of the basic and diluted earnings per share under U.S. GAAP as required by SFAS 128:

Expressed in Canadian Dollars

2003	2002	2001

Numerator for basic and diluted income (loss) per
share:

Income (loss) – US GAAP	$ (125,963)	$ 60,285	$(218,614)
Denominator for basic and diluted (loss) per share:
Weighted average common shares	18,727,636	16,023,289	13,234,933
Basic and diluted loss per share – US GAAP	$ 0.00	$ 0.00	$ (0.02)

5.E Research and Development, Trademarks, Licenses, and Etc.

Research and Development

During the years ended December 31, 2003 and 2002, respectively, the Company expended $114,385 and $10,313 on research and development, under the categories of “development costs”.  These expenditures were primarily directed at developing products for the China market.

Trademarks

The Company owns the trademarks: Lingo Media, EnglishLingo and EnglishNihao.

Licenses

The Company holds no Licenses.

5.F Trend Information

Trend in the Company financial performance are discussed above in Item 5.C. “Operating Results”.

Demand for English Language Training is growing world-wide. In China, currently Lingo Media’s main market, learning English is a priority for students and young adults.  To the Chinese, proficiency in English is considered a major determinant of future prosperity.  The admittance of China into the WTO and the 2008 Olympic Games in Beijing have created further demand for fluency in the English language.  It is estimated that over 165 million people in China are actively learning English. This growth trend is expected to continue as China opens it markets to international trade and commerce.

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

5.F Tabular disclosure of contractual obligations

Our obligations as of March 31, 2004, were as follows:

Expressed in Canadian Dollars

Obligation	Expiring	Balance
Rent	January 31, 2005	$27,285
Equipment Lease	April 29, 2009	$43,718

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 6

Directors and Senior Management

June 30, 2004

Date of First Election or
Name	Position	Age	Appointment

Michael P. Kraft	President/CEO/Director	41	November 1996
Khurram R. Qureshi	CFO/Director	41	April 1997
Richard J.G. Boxer	Director	55	November 1996
Chen Geng	Director	34	July 2001
Scott Remborg	Director	55	July 2000
John P. Schram	Director	61	June 2004
Bailing Xia	Director	49	June 2004
Imran Atque	Secretary/Treasurer	27	September 2001

Michael P. Kraft, of Toronto, Ontario, is the President and Chief Executive Officer of the Company since its inception in 1996. Since 1994, Mr. Kraft has been the President and co-founder of Lingo Media Ltd. (formerly Alpa corporation), a subsidiary of the Company. Mr. Kraft is a director of Canadian Shield Resources Inc., a mineral exploration company listed of TSX Venture Exchange, since 1997. Mr. Kraft received a Bachelor of Arts in Economics from York University in 1985.

Khurram R. Qureshi, of Toronto, Ontario has been Chief Financial Officer of the Company since 1997. Mr.Qureshi is also the Chief Financial Officer of Canadian Shield Resources Inc since 1997 and Infocorp Computer Solutions Ltd. since 2001. Mr. Qureshi has held the position of Chief Financial Officer on a number of public and private corporations and has served as a key member in several corporate finance assignments with public companies listed on Canadian stock exchanges.  Mr. Qureshi received a Bachelor of Administrative Studies from York University in 1987 and received the Chartered Accountant designation in 1990. Mr. Qureshi was appointed as a director of the Company in June 2004.

Richard J.G. Boxer, of Toronto, Ontario, is the President of Buckingham Capital Corporation, a private merchant banking company, which provides capital and financial advice to both private and public corporations. Mr. Boxer is on the board of a number of private companies. Mr. Boxer received an M.B.A. from York University in 1976 and received the Chartered Accountant designation in 1973.

Geng Chen, of Toronto, Ontario and Beijing, China, is a management consultant.  Mr. Chen was Managing Director, Greater China Region of the Company from June 1999 to March 2001 From 1996 to 1999, Mr. Chen was the Consul for Economic and Commercial Development at the Chinese Consulate in Toronto. Prior thereto, Mr. Chen held a senior post at the Canada Desk in the Chinese Ministry of Foreign Trade and Economic Cooperation (MOFTEC) from 1992 to 1996.  Mr. Chen received a Bachelor of Arts from Beijing Foreign Studies University in 1992 and an M.B.A. from University of Toronto in 2003.

Scott Remborg, of Toronto, Ontario, is an independent consultant in the Information Technology and eCommerce sector. From 2001 to 2003, Mr. Remborg was General Manager, eBusiness, at Air Canada. Mr. Remborg has also held senior management positions at Reuters and I.P. Sharp Associates. From 1994 to 1999, Mr. Remborg initiated and led the development of the Sympatico Internet service for Bell Canada and twelve other leading telecommunications companies across Canada,  Mr Remborg has an MBA from BI Norwegian School of Management and the University of Alberta.

John P. Schram, of Toronto, Ontario, President and Chief Executive Officer of We Care Health Services Inc., Canada’s largest national home health services company since 1999.  From 1997 to 1999, Mr. Schram was Executive Vice-President of FutureSkills, an interactive multimedia company.  Mr. Schram has held the position of President and Chief Executive Officer in a number of Canadian and US educational publishing companies including Simon & Schuster from 1992 to 1996 and Prentice Hall Canada Limited from 1991 to 1992.  Mr. Schram received an Honours BA in Business Administration from Wilfred Laurier University in 1966.

Bailing Xia, of Toronto, Ontario, a business consultant with a focus on China, is the Chief Representative in North America for China Central Television (CCTV) for education, science, technology, culture and health programs.  Mr. Xia sits on a number of boards on Canadian and Chinese companies. Mr. Xia also serves as an advisor to Chinese Medical Association and to the Chairman of Beijing Concord College of Sino-Canada. Mr. Xia was an Assistant Professor and Deputy Head of Scientific Management and Business Administration Department and Director of Graduate Student Affairs, Faculty of Graduate Studies at the, University of Science and Technology of China from 1981 to 1988.  Mr. Xia graduated from Anhui University (economics major) in 1979 and graduated from Sino-American Scientific Technology, Industry, and Business Administration Program (the first M.B.A. Program in China) in 1981.

Imran Atique of Toronto, Ontario has served as Secretary and Treasurer of the Company since September 2001 and joined the Company as a consultant in August 2000. He brings six years accounting experience to Lingo Media. Mr. Atique received his Bachelor’s of Commerce (Honours) from St. Mary’s University (Halifax) in 1999 and is currently enrolled in the Certified Management Accountants (CMA) program with the Society of Management Accounts of Ontario.

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

Summary Compensation Table

Expressed in Canadian Dollars

	Annual Compensation				Long Term Compensation
Name and				Other Annual
Principal		Salary		Compensation
position	Year	(1)	Bonus	(1) (2)	Awards	Payouts

Securities under Options/SARS	Restricted shares of Restricted	LTIP (4)	All other
(3) Granted	Share Units	Payouts	Compensation

Michael	2003	124,389	-	16,228.43	-	-	-	- (6)
P.	2002	90,000	-	9,161.40	400,000	-	-	18,500 (6)
Kraft	2001	100,000	-	12,146.40	500,000	-	-	5,000(6)

(1)

Paid by Lingo Media Ltd., a wholly-owned subsidiary of the Company.

(2)

These amounts include automobile allowance.

(3)

Stock appreciation rights.

(4)

Long term incentive plans.

(5)

Mr. Kraft’s salary was paid by Lingo Media Ltd. to his holding company, Michael P. Kraft & Associates Inc.

(6)

Represents success fees.

Management Agreement. Michael P. Kraft provides his services pursuant to a Management Agreement dated May 1,1998 (and most recently amended on June 30, 2003) between Michael P. Kraft Associates Inc. (“MPK Inc.”) pursuant to which Lingo Media Ltd. (formerly Alpha Corporation), a wholly-owned subsidiary of the Company, engaged MPK Inc. to provide administration and management services.  Pursuant to the June 2003 amendment, Lingo Media Ltd. is to pay MPK Inc. $10,000 per month beginning July 2003 in addition to providing an allowance for a health plan and life insurance policy.  MPK Inc. is to be reimbursed for all travel, entertainment and other expenses actually and properly incurred.  The Management Agreement also provides for a reasonable automobile expenses and a success fee based on the aggregate amount arranged for project debt and equity financing.  MPK Inc. is a private corporation controlled by Michael P. Kraft, President/CEO/Director of the Company.

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

Change of Control Remuneration.  The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2003 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Executive Officer.

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

6.C.2. Termination benefits

Not applicable

6.C.3.  Board of Director Committees.

The Company has two committees: Audit Committee and Compensation Committee.

Audit Committee recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.  The current members of the Audit Committee are: Richard J.G. Boxer, Scott Remborg and Michael P. Kraft.

Compensation Committee establishes and modifies compensation and incentive plans and programs, and reviews and approves compensation and awards under compensation and incentive plans and programs for elected officers of the Company. The current members of the Compensation Committee are: Khurram R. Qureshi, and Chen Geng.

6.D.  Employees

As of June 30, 2004, the Company had eight active employees, including the executives.  As of December 31, 2003, December 31, 2002, December 31, 2001 and December 31, 2000 and December 31, 1999 there were five, five, four, six, and four employees (including the executives), respectively.  None of the Company's employees are covered by collective bargaining agreements.

6.E.  Share Ownership

Table No. 7 lists, as of June 30, 2004, Directors and Executive Officers who beneficially own the Company's voting securities and the amount of the Company's voting securities owned by the Directors and Executive Officers as a group.  Table No. 7 includes all persons/companies where the Company is aware that they have 5% or greater beneficial interest in the Company’s securities.

Table No. 7

Shareholdings of Directors and Executive Officers

Shareholdings of 5% Shareholders

Title of		Amount and Nature	Percent of
Class	Name of Beneficial Owner	of Beneficial Ownership	Class

Common	Michael P. Kraft (1)	3,949,326	14.10%
Common	Kraft Investments Corp. (1)	1,781,597	7.09%
Common	Richard A. Sherman (2)	1,643,437	6.54%
Common	1077431 Ontario Limited	1,426,082	5.67%
Common	Richard J. G. Boxer (3)	895,500	3.56%
Common	Scott Remborg (4)	197,000	*
Common	Chen Geng (5)	218,500	*
Common	Khurram Qureshi	157,780	*
Common	Imran Atique (6)	134,000	*
Directors/Officers as a group (7 persons)		5,552,606	20.48%

*

Less than 1%.

(1)

Includes options to purchase 900,000 shares exercisable within 60 days.  1,781,597 shares are held indirectly by Kraft Investments Corp.  a private company controlled by Mr. Kraft.  Includes 309,061 shares held in the registered retirement savings plan.  Includes 958,668 shares owned by members of his family.

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

(5)

Includes 112,500 shares held by Mr. Geng’s family.

(6)

Includes 66,682 shares held by Mr. Atique’s family.

#Based on 23,949,770 shares outstanding as of June 30, 2004 and stock options and warrants held by each beneficial holder exercisable within sixty days.

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

1996 Plan

Effective November 13, 1996, a stock option plan (the “1996 Plan”) was adopted by the board of directors of the Company to encourage ownership of common shares by directors, senior officers, employees and consultants of the Company and its subsidiaries.  Options could be granted under the 1996 Plan only to directors, senior officers, employees, consultants and personal holding corporations controlled by a director or senior officer of the Company and its subsidiaries as designated from time to time by the board of directors.  The number of shares which may be reserved for issuance under the 1996 Plan is limited to 1,078,000 common shares.  The maximum number of common shares that could be reserved for issuance to any one person under the 1996 Plan is 5% of the common shares outstanding at the time of the grant (calculated on a non-diluted basis) less the number of shares reserved for issuance to such person under any option to purchase common shares granted as a compensation or incentive mechanism.  Any shares subject to an option granted under the 1996 Plan which for any reason were cancelled or terminated prior to exercise will be available for a subsequent grant under the 1996 Plan.  The option price of any common shares cannot be less than the closing price of the shares on the day immediately preceding the day upon which the option is granted.  Options granted under the 1996 Plan were exercisable during a period not exceeding five years, subject to earlier termination upon the termination of the optionee’s employment, upon the optionee ceasing to be an employee, senior officer, director or consultant of the Company or any of its subsidiaries, as applicable, or upon the optionee retiring, becoming permanently disabled or dying.  The options are non-transferable.  The 1996 Plan contains provisions for adjustment in the number of shares issuable thereunder in the event of a subdivision, consolidation, reclassification or change of the common shares, a merger or other relevant changes in the Company’s capitalization.  The board of directors may from time to time amend or revise the terms of the 1996 Plan or may terminate the 1996 Plan at any time.

The 1996 Plan provides that the Company may provide financial assistance in respect of options granted under the 1996 Plan by means of loans to optionees.  No loans were granted by the Company pursuant to the 1996 Plan.

As of the June 30, 2004, there were 275,000 reserved for issuance pursuant to options granted under the 1996 Plan.  No further options will be granted under the 1996 Plan.

2000 Plan

A new stock option plan (the “2000 Plan”) was adopted by the board of directors of the Company on May 30, 2000 to encourage ownership of common shares by directors, officers, employees and consultants of the Company.  In accordance with the rules of the TSX Venture Exchange (formerly the Canadian Venture Exchange), the 2000 Plan was approved by shareholders on July 4, 2000 at the Company’s Annual Meeting.

At the Annual and Special Meeting of Shareholders of the Company held June 28, 2002, the shareholders approved an amendment to the 2000 Plan to increase the number of options to purchase common shares that may be granted under the 2000 Plan from 2,384,074 to 4,416,765 less the number of shares reserved for issuance pursuant to options granted under the 1996 Plan, provided the number of shares reserved for issuance under stock options granted at any time under the 2000 Plan do not exceed 10% of the Company’s then issued and outstanding common shares.  The TSX Venture Exchange accepted for filing the Company’s amended and restated 2000 Plan for a rolling stock option plan reserving 10% of the issued and outstanding common shares of the Company at the time of a stock option grant, up to a maximum of 4,416,765 common shares, for issuance thereunder.

On July 3, 2003 the Shareholders of the Company approved a further amendment to the 2000 Plan to fix the maximum number of shares that may be issued under the 2000 Plan at 4,176,765 common shares, representing 20% of the issued and outstanding common shares of the Company as at July 3, 2003.  The amount of common shares from time to time reserved under the 2000 Plan is not necessarily reflective of the number of options that are outstanding at any given time because options that are exercised do not replenish the number reserved, but is merely an indication of the number of potential shares in respect of which a listing fee has been paid to the stock exchange upon which the Company’s common shares are listed.

Options may be granted under the 2000 Plan only to directors, officers, employees, consultants and personal holding corporations controlled by a director of officer of the Company as designated from time to time by the board of directors.  The number of shares which may be reserved for issuance under the 2000 Plan is currently limited to 4,176,765 common shares less the number of shares reserved for issuance pursuant to options granted under the 1996 Plan (currently 275,000 shares), provided that the board has the right, from time to time, to increase such number subject to the approval of the relevant exchange on which the shares are listed and the approval of the shareholders of the Company.  The maximum number of common shares which may be reserved for issuance to any one person under the 2000 Plan is 5% of the common shares outstanding at the time of the grant less the number of shares reserved for issuance to such person under any option to purchase common shares granted as a compensation or incentive mechanism.  Any shares subject to an option granted under the 2000 Plan that for any reason is cancelled or terminated prior to exercise will be available for a subsequent grant under the 2000 Plan.  The option price of any common shares cannot be less than the closing price of the shares on the day immediately preceding the day upon which the option is granted less any permitted discount.  Options granted under the 2000 Plan may be exercised during a period not exceeding five years, subject to earlier termination upon the termination of the optionee’s employment, upon the optionee ceasing to be an employee, officer, director or consultant of the Company or an of its subsidiaries, as applicable, or upon the optionee retiring, be coming permanently disabled or dying.  Options granted to optionees vest over an 18 month period with no greater than 16.67% of any options granted to an optionee vesting in any three month period or such longer period as the board may determine.  The options under the 2000 Plan will be non-transferable.  The 2000 Plan contains provisions for adjustment in the number of shares issuable thereunder in the event of a subdivision, consolidation, reclassification or change of the common shares, a merger of other relevant changes in the Company’s capitalization.  The board of directors may from time to time amend or revise the terms of the 2000 Plan or may terminate it at any time.

The 2000 Plan provides that the Company may provide financial assistance in respect of options granted under the 2000 Plan by means of loans to optionees.  Under the terms of the 2000 Plan, the Company may, but is not obligated to, loan to an optionee the funds required to exercise any particular option.  The 2000 Plan provides that any such loan will be for a term not exceeding 10 years and will be non-interest bearing.  Any such loan will be repayable at maturity or upon the death of the optionee or earlier in certain other circumstances.  Any loans made under the 2000 Plan are to be secured by a pledge of the shares acquired upon the exercise of the option exercised being funded to a trustee for such purposes.  In the event that any loan amount is not fully repaid when due the trustee holding the pledged shares is entitled to realize on the shares being held by it as security for the loan.  Loans made under the 2000 Plan are made on a full recourse basis.  The 2000 Plan provides that any shares acquired pursuant to loans made under the 2000 Plan may be sold by the optionee from time to time provided that an amount equal to the aggregate option exercise price or the balance of the loan is applied in repayment of the loan.  Any financial assistance so provided under the 2000 Plan will be subject to and made in accordance with all applicable laws and regulatory policies at the time of making the loan.

As of the June 30, 2004 options to purchase an aggregate of 1,603,340 common shares were outstanding under the 2000 Plan.

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in the Table below as of June 30, 2004, as well as the number of options granted to Directors and all employees as a group.

Stock Options Outstanding

Expressed in Canadian Dollars

	Common	Exerc.	Grant	Expir’n
Name	Stock	Price	Date	Date

Michael P. Kraft	400,000	$ 0.10	10/9/02	10/9/07
Michael P. Kraft	500,000	$ 0.12	6/07/01	6/07/06
Richard J.G. Boxer	50,000	$ 0.45	5/16/00	5/16/05
Richard J.G. Boxer	50,000	$ 0.10	11/01/01	11/01/06
Scott Remborg	130,000	$ 0.50	9/30/00	9/30/05
Scott Remborg	50,000	$ 0.10	11/01/01	11/01/06
Total officers/Directors	1,180,000

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

Shares Owned	Shares Owned	Shares Owned	Shares Owned
6/30/2004	12/31/2003	12/31/2002	12/31/2001

Michael P. Kraft	2,090,658	2,090,658	1,940,658	2,212,158
Richard A. Sherman	1,523,072	1,523,072	1,701,695	1,701,695

7.A.1.c.  Different Voting Rights.  The Company’s major shareholders do not have different voting rights.

7.A.2.  Canadian Share Ownership. On May 14, 2004, the Company’s shareholders’ list showed 23,544,607 common shares outstanding with 31 registered shareholders, with 23,461,681 owned by 22 shareholders resident in Canada, 78,366 shares owned by 9 shareholders in US and 4,560 shares owned by one resident in UK.  The Company has researched the indirect holding by depository institutions and other financial institutions estimates that there are 1550 "holders of record" resident in Canada.

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

Funds Owed to Officers/Directors

Officers/Directors have lent the Company funds during the last several years to alleviate the corporate need for working capital; this has included interest/non-interest-bearing advances and promissory notes.  Principal owed totalled:

Expressed in Canadian Dollars

Name	12/31/03	12/31/02	12/31/01
Michael P. Kraft	$ nil	$ 93,599(2)	$ 41,805(1)

(1)

Includes $36,805 owed to LMK Capital Corporation which is a company owned by the wife of Michael P. Kraft.

(2)

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

In March 2001, Michael P. Kraft & Associates Inc., a company controlled by Michael P. Kraft, loaned the Company $25,000 which loan bore interest at 12% per annum. This loan has been paid in full during 2002.

From August 2002 through November 2002, LMK Capital Corporation, a company controlled by the wife of Michael P. Kraft, loaned the Company an aggregate of $155,000, which loan bore interest at 12% per annum.  This loan has been paid in full during 2003.

In October 2002, 867214 Ontario Ltd., a company controlled by Richard J.G. Boxer, loaned the Company $100,000 which loan bore interest at 12% per annum and was paid in full in December 2002.  867214 Ontario Ltd. reloaned the Company $100,000 in February 2003 which bore interest at 12% per annum and was secured by the assets of the Company.  This loan has been paid in full during 2003.

Other than as disclosed above, there have been no transactions since December 31, 2001, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

TEM 8.  FINANCIAL INFORMATION

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

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit reports of Mintz & Partners LLP, Chartered Accountants, are included herein immediately preceding the financial statements and schedules.

Audited Financial Statements

for Fiscal 2003 and Fiscal 2002

Unaudited Financial Statements

for Three Months Ended March 31, 2004 and March 31, 2003

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

The table No.9 lists the volume of trading and high, low and closing sales prices on the TSX Venture Exchange and Alberta Stock Exchange for the Company's common shares for: the last twelve fiscal quarters; and the last five fiscal years.

Table No. 9

TSX Venture Exchange

Common Shares Trading Activity

Sales – Canadian Dollars

Period Ended	Volume	High	Low	Close

Monthly
May 2004	254,511	0.30	0.20	0.21
April 2004	1,255,735	0.415	0.24	0.24
March 2004	977,694	0.51	0.38	0.42
February 2004	2,167,643	0.65	0.39	0.47
January 2004	3,176,506	0.66	0.20	0.63
December 2003	1,160,000	0.32	0.20	0.29
November 2003	888,700	0.26	0.15	0.23
October 2003	312,650	0.29	0.19	0.25
September 2003	419,750	0.29	0.11	0.22
August 2003	585,900	0.16	0.10	0.12
July 2003	32,000	0.14	0.10	0.105

Quarterly
3/31/2004	6,321,843	0.66	0.20	0.42
12/31/2003	2,361,350	0.32	0.15	0.29
9/30/2003	1,037,650	0.29	0.10	0.22
6/30/2003	364,920	0.16	0.10	0.14
3/31/2003	284,886	0.15	0.08	0.10
12/31/2002	446,000	0.10	0.05	0.10
9/30/2002	37,500	0.13	0.09	0.09
6/30/2002	173,300	0.13	0.10	0.13
3/31/2002	176,000	0.15	0.04	0.10
12/31/2001	1,614,236	0.12	0.04	0.12
9/30/2001	174,776	0.18	0.07	0.07
6/30/2001	206,700	0.20	0.10	0.11
3/31/2001	122,600	0.35	0.15	0.20
12/30/2000	502,950	0.50	0.18	0.40
9/30/2000	292,100	0.60	0.30	0.45
6/30/2000	590,900	1.00	0.35	0.50
3/31/2000	7,359,200	1.40	0.10	0.90
12/31/1999	249,400	0.25	0.05	0.25
9/30/1999	40,400	0.07	0.07	0.07
6/30/1999	196,000	0.10	0.10	0.10
3/31/1999	69,999	0.17	0.09	0.17

Yearly
12/31/2003	4,048,806	0.32	0.08	0.29
12/31/2002	832,800	0.15	0.04	0.10
12/31/2001	2,118,312	0.35	0.04	0.12
12/31/2000	8,745,150	1.40	0.10	0.40
12/31/1999	554,800	0.25	0.05	0.25
12/31/1998	1,094,300	0.45	0.10	0.19
12/31/1997	1,178,200	0.55	0.23	0.34

The Company's shares became quoted for trading on the NASD OTC Bulletin Board on January 22, 2004.

The table No.10 lists the volume of trading and high, low and closing sales prices on the NASD OTC Bulletin Board for the Company's common shares since commencement of trading.

Table No. 10

NASD OTC Bulletin

Common Shares Trading Activity

Sales – Canadian Dollars

Period Ended	Volume	High	Low	Close

Monthly
May 2004	234,838	0.25	0.13	0.24
April 2004	843,136	0.35	0.17	0.17
March 2004	801,039	0.40	0.29	0.30
February 2004	1,375,443	0.51	0.28	0.39
January 2004	136,200	0.50	0.205	0.495

Quarterly
3/31/2004	2,312,682	0.51	0.205	0.34

The Company's common shares became quoted for trading on the Berlin-Bremen Stock Exchange on August 20, 2003.  No trades of the Company's common shares have taken place on the Berlin-Bremen Stock Exchange to this date.

9.A.5.  Common Share Description

Registrar/Common Shares Outstanding/Shareholders

The Company's common shares are issued in registered form and the following information is taken from the records of Computershare Trust Company of Canada (located in Calgary, Alberta, Canada), the registrar and transfer agent for the common shares.

On May 14, 2004, the shareholders' list for the Company's common shares showed 31 registered shareholders and 23,544,607 shares issued and outstanding.  Nine of these shareholders were U.S. residents owning 78,366 shares representing less than one percent of the issued and outstanding common shares.

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

Share Purchase Warrants/Convertible Debenture

As of June 30,2004, there were no warrants outstanding to purchase common shares of the Company.

9.C.  Stock Exchanges Identified

The common shares trade on the TSX Venture Exchange, OTCBB and and are quoted for trading on the Berlin-Bremen Stock Exchange.. Refer to ITEM #9.A.4.

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

10.A.1.  Authorized/Issued Capital.  As of June 30, 2004, December 31, 2003, and December 31, 2002, the authorized capital of the Company was an unlimited number of common shares without par value and there were 23,949,770, 23,544,607, and 17,033,827 common shares issued and outstanding, respectively.

10.A.4.  Stock Options/Share Purchase Warrants

10.A.5.  Stock Options/Share Purchase Warrants

Refer to ITEM #6.E. and Table No. 11.

10.A.6.  History of Share Capital

May 1997	Reverse takeover of AC,	6,978,828 Shares	-
April 1997	Stock Option exercise,	70,000 Shares	$ 14,000
March 1997	Acquisition of CSVL,	960,000 Shares	$ 307,200
March 2000	Stock Option exercise,	150,000 Shares	$ 30,000
April 2000	Private Placement,	5,000,000 Shares	$ 1,811,872
November 2000	Stock Option exercise,	40,000 Shares	$ 8,000
May 2001	Stock Option exercise,	100,000 Shares	$ 20,000
November 2001	Private Placement,	1,000,000 Shares	$ 100,000
March 2002	Private Placement,	3,700,000 Shares	$ 370,000
March 2003	Warrants exercise,	150,000 Shares	$ 15,000
September 2003	Warrants exercise,	18,750 Shares	$ 2,250
September 2003	Stock Option exercise,	49,000 Shares	$ 4,900
October 2003	Stock Option exercise,	10,000 Shares	$ 1,000
December 2003	Warrants exercise,	2,583,030 Shares	$ 309,964
March 2004	Stock Option exercise,	377,666 Shares	$ 59,766
May 2004	Stock Option exercise,	37,497 Shares	$ 3,750

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

Attaching to Each Class of Shares

a) Class/Number of Shares.  The Company’s Articles of Incorporation provide that: the Corporation is authorized to issue two classes of shares, namely an unlimited number of Preferred Shares without nominal or par value (“Preferred Shares”) and an unlimited number of Common Shares (“Common Shares”).

b) Common Shares. The holders of Common Shares shall be entitled:

1)

to vote at all meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote, and on every poll taken at every such meeting, or adjourned meeting, every holder of Common Shares shall be entitled to one vote in respect of each Common Share held; and

2)

subject to the rights of the holders of Preferred Shares, to receive the remaining property of the Corporation upon a dissolution; and

3)

subject to the rights of the holders of Preferred Shares to receive all other dividends  declared by the Corporation.

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

3)

Amendment with Approval of Holders of Preferred Shares.The rights, privileges, restrictions and conditions attaching to the Preferred Shares as a class may be repealed, altered, modified, amended or amplified by Certificate(s) of Amendment, but in each case with the approval of the holders of Preferred Shares (only as a class but not as individual series) given as hereinafter specified.

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

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. Dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S.Dollar value on the date of receipt.  Any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. Dollars, will be ordinary income or loss.  However, for tax years after 1997, an individual whose realized foreign exchange gain does not exceed U.S. $200 will not recognize that gain, to the extent that there are not expenses associated with the transaction that meet the requirement for deductibility as a trade or business expense (other than travel expenses in connection with a business trip or as an expense for the production of income).

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

Item 11, 12, 13 and 14

Not applicable

PART II

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

Audited Financial Statements

Auditor's Report, dated April 21, 2004

Consolidated Balance Sheets at December 31, 2003 and December 31, 2002

Consolidated Statements of Operations and Deficit for the years ended December 31, 2003, and December 31, 2002

Consolidated Statements of Cash Flows for the years ended December 31, 2003, and

December 31, 2002

Notes to Financial Statements

Unaudited Interim Financial Statements

Consolidated Interim Balance Sheets at March 31, 2004 and March 31, 2003

Consolidated Interim Statements of Operations and Deficit for the Three Months Ended

March 31, 2004 and March 31, 2003

Consolidated Interim Statements of Cash Flows for the Three Months Ended March 31, 2004 and March 31, 2003

Notes to Consolidated Interim Financial Statements

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

June 30, 2004