Form 20-F/A
period 2004-12-31
LINGO MEDIA INC
filed 2005-07-22
CIK 1177167

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Annual Report

FORM 20-F

       ÿ    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)

         OF THE SECURITIES EXCHANGE ACT OF 1934

OR

    X    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

         THE SECURITIES EXCHANGE ACT OF 1934

OR

    ÿ   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF

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

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:                                                               None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.                                                                24,109,773

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.            Yes XXX   No ___

Indicate by check mark which financial statement item the registrant has elected to follow:                                   Item 17 XXX   Item 18 ___

Index to Exhibits on Page 78

LINGO MEDIA INC.

FORM 20-F ANNUAL REPORT

TABLE OF CONTENTS

PART I

Item 1.  Identity of Directors, Senior Management and Advisors  3

Item 11. Quantitative and Qualitative Disclosures

          About Market Risk................................... 76

Item 12. Description of Securities Other Than

          Equity Securities................................... 76

PART II

Item 13. Default, Dividend Arrearages and Delinquencies....... 76

Item 14. Material Modifications to the Rights of

          Security Holders and Use of Proceeds................ 76

Item 15. Controls and Procedures......................... .....76

Item 16. Reserved............................................. 76

PART III

_________________________________________________________________

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

These statements are forward-looking and reflect our current expectations.  They are subject to a number of risks and uncertainties, including but not limited to, changes in the economic and political environments in China.  In light of the many risks and uncertainties surrounding China and the Internet marketplace, prospective purchasers of our shares should keep in mind that we cannot guarantee that the forward-looking statements described in this annual report will transpire.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable

Item 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

3.A.2.  Selected Financial Data

Our financial statements are reported in Canadian Dollars and presented in accordance with Canadian generally accepted accounting principles and reconciled to U.S. generally accepted accounting principles in the footnotes, for the fiscal years ended December 31, 2004, December 31, 2003, December 31, 2002, December 31, 2001, December 31, 2000, December 31, 1999, and December 31, 1998.  The financial reports for December 31, 2004, December 31, 2003 and December 31, 2002 have been audited by Mintz & Partners LLP whereas all the other statements have been audited by KPMG LLP and financial reports for the three months ended March 31, 2005 and March 31, 2004 are unaudited.

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

Please note that the US GAAP reconciliation numbers in the following table are selected from the note 19 of the December 31, 2004 financial statements and note 7 of the interim financial statements as of March 31, 2005.

Table No. 3

Selected Financial Data

Expressed in Canadian Dollars

(CDN$ in 000, except per share data)

_________________________________________________________________________________________________

                                   Unaudited     ------------------ Audited ---------------------

                                 Three Months        Year     Year      Year      Year      Year

                                Ended    Ended      Ended    Ended     Ended     Ended     Ended

                               3/31/05  3/31/04   12/31/04  12/31/03  12/31/02  12/31/01  12/31/00

Revenue                            $5       $8       $590     $1018     $1329      $334      $527

Gross Profit                        3        4        495       846       885       292       155

Net Loss before Discontinued                                                       (253)

Net Loss after Discontinued       (266)   (201)      (795)     (257)       68      (146)     (775)

(Loss) per Share                 (0.01)  ($0.01)    (0.04)   ($0.01)   ($0.00)   ($0.01)   ($0.05)

Dividends per Share              $0.00    $0.00     $0.00     $0.00     $0.00     $0.00     $0.00

Weighted Avg. Shares (000)       23992    21547     22627     18728     16023     13234     14568

Period-end Shares outstanding (000)24109  23912     24109     23545     20734     17033     10784

Working Capital                    $89     $573      $271      $646     ($516)     ($85)     ($78)

Long-Term Debt/Loans Payable         -       -        -        -          106        54        47

Shareholders’ Equity               711     1581       938      1620      1627      1211      1143

Total Assets                      1267     1750      1417      1798      1931      1883      1749

US GAAP income (Loss)            ($223)   ($213)    ($427)    ($126)     ($60)    ($218)   ($1103)

US GAAP Basic Loss per Share    ($0.01)  ($0.01)   ($0.02)   ($0.01)   ($0.00    ($0.01)   ($0.08)

US GAAP Equity                    $297     $769      $482      $764     ($531)    ($123)     $228

US GAAP Total Assets             $1097     $100     $1212      $990      $876      $583      $835

(1)  Cumulative Net Loss since incorporation under US GAAP has been ($3,011,625).

(2)

     a) Under US GAAP, development costs of new businesses are expensed as incurred:

        2004-$nil, 2003-$nil, and 2002-$nil.

     b) Under US GAAP, development costs amortized under Canadian GAAP would be reversed to calculate Loss per Share:  2004 – 377,903 2003 - $135,353; and 2002 - $133,290.

     c) Under US GAAP, software development costs are expensed as incurred:

        2004-$nil; 2002-$nil; and 2002-$nil.

    ________________________________________________________________________________

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

Table No. 4

U.S. Dollar/Canadian Dollar

	Average	High	Low	Close
June 2005	1.23	1.25	1.22	1.22
May 2005	1.25	1.27	1.23	1.25
April 2005	1.23	1.25	1.21	1.23
March 2005	1.21	1.24	1.20	1.21
February 2005	1.23	1.25	1.22	1.23
January 2005	1.22	1.24	1.20	1.22
December 2004	1.21	1.24	1.18	1.21
November 2004	1.19	1.22	1.17	1.19
October 2004	1.24	1.27	1.21	1.24
September 2004	1.28	1.30	1.26	1.28
August 2004	1.31	1.33	1.29	1.31
July 2004	1.32	1.33	1.30	1.32
June 2004	1.35	1.37	1.33	1.36

Fiscal Year Ended:	Average	High	Low	Close
Dec 31, 2004	1.30	1.39	1.17	1.21
Dec 31, 2003	1.40	1.57	1.29	1.29
Dec 31, 2002	1.57	1.61	1.51	1.58
Dec 31, 2001	1.50	1.56	1.44	1.50

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

Risks associated with doing business in China

Risk of failing to achieve market acceptance

Although the Company has contracts with People Education Press (“PEP”) in Beijing for English Language Learning materials, there can be no assurance that the educational system in China will continue to accept the educational publications produced by the Company.

Our limited experience in China may impede our success

The Company has limited experience in the provision of traditional educational publishing and distribution in China.  Although the Company has retained the services of Canadian and Chinese educators to assist the Company with these endeavors, there can be no assurance that the Company will be able to attract and retain qualified personnel with relevant experience for the continued management and development of its business.

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

Political and economic policies of the Chinese government could affect our industry in general and our competitive position in particular

Since the establishment of the People’s Republic of China (“PRC”) in 1949, the Communist Party has been the governing political party in China.  The highest bodies of leadership are the Politburo of the Communist Party, the Central Committee and the National People's Congress.  The State Council, which is the highest institution of government administration, reports to the National People's Congress and has under its supervision various commissions, agencies and ministries, including Ministry of Commerce of the PRC “MOFCOM”.  Since the late 1970s, the Chinese government has been reforming the Chinese economic system.  Reforms have included decollectivization of farms; legalization of interregional and international trade by individuals and businesses; legalization of markets in most goods and services; elimination of price controls; and privatization of some state-owned productive assets.  Reforms began in the farming sector and rural industry, and were later implemented in various service industries.  In the last five years, China has also begun dismantling large state monopolies in heavy industry. Although the Company believes that economic reform and the macroeconomic measures adopted by the Chinese government have had and will continue to have a positive effect on the economic development in China, there can be no assurance that the economic reform strategy will not from time to time be modified or revised.  Such modifications or revisions, if any, could have a material adverse effect on the overall economic growth of China and investment in the English language learning and training sectors in China.  Such developments could reduce, perhaps significantly, the demand for our products and services.  There is no guarantee that the Chinese government will not impose other economic or regulatory controls that would have a material adverse effect on our business.  Furthermore, changes in political, economic and social conditions in China, adjustments in policies of the Chinese government or changes in laws and regulations could adversely affect our industry in general and our competitive position in particular.  Changes in government policies might include increased restrictions on the nature of business activities that foreign-owned enterprises may perform or additional tax/fee/license requirements for foreign-owned enterprises; increased restrictions on the publishing industry, including restrictions on the nature of business activities that publishers may perform; additional tax/fee/license requirements; requirements to publish or not to publish certain content; and direct state supervision or control of publisher's activities; and more intensive approval requirements for educational materials.

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

Most of our competitors have greater financial, technical and human resources than us, may be able to respond more quickly to new and emerging technologies and changes in customer requirements or devote greater resources to the development, promotion and sale of new products or services.  It is possible that competition in the form of new competitors or alliances, joint ventures or consolidation among existing competitors may decrease our market share.  Increased competition could result in fewer customer engagements, reduced gross margins and loss of market share, any one of which could materially and adversely affect our revenues and overall financial condition.

Economic risks associated with doing business in China

The Chinese economy has experienced uneven growth across geographic and economic sectors. The current economic situation may adversely affect our profitability over time as expenditures for English language training products may decrease due to the results of slowing domestic demand and deflation.  In addition, the Chinese government may implement changes in fiscal policy that could increase our costs of operating our business in China or slow demand for our products.  We cannot predict what effects changes in Chinese government policies may have on our business or results of operations.

We may suffer currency exchange losses if the Renminbi depreciates relative to the United States Dollar

Our reporting currency is the Canadian Dollar.  However, substantially all revenues from China activities are denominated in United States Dollars linked to the pegged exchanged rate of the Renminbi.  Our assets and revenues are expressed in Canadian Dollar. The Company’s accounts receivable from China will decline in value if the Renminbi depreciates relative to the Canadian and United States Dollar.  Any such depreciation could adversely affect the market price of our common stock.  Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations.  To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.  While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to successfully hedge our exposure at all.  In addition, our currency exchange losses may be magnified by Chinese exchange control regulations that restrict our and our Chinese partners’ ability to convert Renminbi into United States Dollars.

Other Risk Factors

Dependence on Michael P. Kraft, the Company’s Chief Executive Officer, as well as other executives

The Company’s future success is dependent on the success and ability of its key management and product development teams.  The Company has obtained keyman insurance on its senior executive in the amount of $1,000,000.  The loss of key personnel or the inability to attract and retain highly qualified personnel, consultants or advisors, particularly with respect to the Company’s intended expansion into the distribution of print media products in China, could adversely affect the Company’s business.  The Company faces competition for such personnel from other companies and organizations.  There can be no assurance that the Company will be successful in hiring or retaining qualified personnel.  The inability of the Company to retain and attract the necessary personnel or the loss of services of any of its key personnel could have a material adverse effect on the Company.

Risk of the Company’s failure to manage its growth effectively as it attempts to expand operations in China

As the Company endeavors to increase its sales and develop new lines of business, it will be subject to a number of risks associated with the management of such growth.  These risks include increased responsibilities for existing personnel, the need to hire additional qualified personnel and, in general, higher levels of operating expenses.  In order to manage current operations and any future growth effectively, the Company will need to continue to implement and improve its operational, financial and management information systems and to hire, train, motivate, manage and retain qualified employees.  In particular, as the Company proceeds with anticipated expansion into the distribution of print media products in China, it will need to ensure that adequate mechanisms are in place to address potential growth from the largely untapped Chinese marketplace and to ensure that the Company has hired, trained and retained employees that are familiar with that marketplace.  There can be no assurance that the Company will be able to manage such growth effectively, that its management, personnel or systems will be adequate to support the Company’s operations or that the Company will be able to achieve the increased levels of revenue commensurate with the increased levels of operating expenses associated with this growth. In the event the Company is unable to manage its growth effectively due to expenses exceeding sales, the timing of expenses becoming due or other reasons, the Company may be forced to reduce or curtail operations.

The Company’s customer base is concentrated and the loss of the one customer could cause the Company’s business to suffer significantly

We have derived and believe that we will continue to derive a significant portion of our revenues from one large customer.  In 2002, 2003 and 2004, one customer accounted for 70%, 97% and 91% of the Company’s revenues respectively. The loss, cancellation or deferral of the large contract with this large customer would have a material adverse effect on our revenues.  In addition, there can be no assurance that we will continue to bring in new significant customers.

Technological changes may reduce the Company’s sale of its products and services

The traditional publishing industry continue to experience technological change.  The publishing industry continues to evolve from traditional mechanical format printing to full digital printing.  The inability of the Company to keep pace with the new technologies and standards in the print industry could render its products and services non-competitive.  The Company’s future success will depend on its ability to address the increasingly sophisticated needs of its customers by producing and marketing enhancements to its products and services that respond to customer requirements.  The Company may be required to invest significant capital in order to remain competitive. A failure on the part of the Company to effectively manage a product transition will directly affect the demand for the Company’s products and the profitability of the Company’s operations.

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

Growth of multimedia products may compete with and reduce the Company’s publishing activities

The traditional media platform is being increasingly challenged by the growing body of multimedia products.  Multimedia products serve as ancillary tools to traditional publishing mediums such as print but can also serve as stand-alone interactive tools replacing traditional publishing mediums.  Although the Company is continuing its own publishing activities using multimedia interactive mediums, the continued growth of multimedia products may detract from the viability of the Company’s traditional publishing activities.

Dependence on key contractors for maintenance of high quality editorial content

A key component of the continued success of the traditional publishing activities of the Company will be the ability of the Company to maintain high quality editorial content.  The Company must continue to develop new and innovative materials to sustain its educational publishing activities in order to ensure the continued viability of the traditional publishing aspects of its business.  Although the Company continues to retain experienced educators and editors to develop content for its educational publications, there can be no assurance that the Company will be able to continue hiring experienced educators and editors to maintain the current high levels of editorial content for future publications.

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

We may need additional capital in the future and it may not be available on acceptable terms

We believe that our current cash on hand along with our accounts receivable and recurring sales, will satisfy our working capital requirements for continued operations for at least the next twelve months.  After that, we may need to raise additional funds in order to finance our operations and our China Expansion Plan.  The Company expects that corporate growth will be funded from the sale of equity and/or debt to help generate needed capital.  Insuring that capital is available to increase production; sales and marketing capacity; and to provide support materials and training in the market place and to expand through joint ventures is essential to success.  There can be no assurance that financing will be available on terms favorable to us, or at all.  If adequate funds are not available on acceptable terms, we may be forced to curtail or cease our operations.  Even if we are able to continue our operations, the failure to obtain financing could have a substantial adverse effect on our business and financial results.

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

The market price of our common shares could fluctuate substantially due to:

▪

Quarterly fluctuations in operating results;

▪

Announcements of new products or services by us or our competitors;

▪

Technological innovations by us or our competitors;

▪

General market conditions or market conditions specific to our or our customer’s industries; or

▪

Changes in earning estimates or recommendations by analysts.

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

There is uncertainty as to the Company’s shareholders’ ability to enforce civil liabilities both in and outside of the United States

The preponderance of our assets are located outside the United States and are held through companies incorporated under the laws of Canada, and Barbados and a representative office in China.  Our current operations are conducted in China.  In addition, a majority of our directors and officers are nationals and/or residents of countries other than the United States.  All or a substantial portion of the assets of these persons are located outside the United States.  As a result, it may be difficult for shareholders to effect service of process within the United States upon these persons.  In addition, investors may have difficulty enforcing, both in and outside the United States, judgments based upon the civil liability provisions of the securities laws of the United States or any state thereof.

ITEM 4.  INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Introduction

Lingo Media Inc. (the "Company") develops, publishes, distributes and licenses book, audio, video and CD-based products for English language learning for the educational school and retail bookstore markets in China and educational school market in Canada.

The Company’s executive office is located at:

 151 Bloor Street West

 Suite 890

 Toronto, Ontario, Canada M5S 1S4

 Telephone:  (416) 927-7000

 Facsimile:  (416) 927-1222

 e-mail:  iatique@lingomedia.com

 website: www.lingomedia.com

The Company’s Beijing office is located at:

 Kenzo Oriental Tower 11K

 48 Dongzhimenwai Dajie

 Dongcheng District

 Beijing 100027 China

The contact person is: Imran Atique, Secretary and Treasurer.

The Company's fiscal year ends December 31st.

The Company's common shares trade on the TSX Venture Exchange under the symbol "LMD", and on NASD:OTCBB under the symbol “LNGMF” and are quoted on the Berlin-Bremen Stock Exchange under the symbol LIM.BE and the German securities code is (WKN) 121226.

History and Development

Incorporation and Name Changes

The Company was incorporated under the name Alpha Publishing Inc. pursuant to the Business Corporations Act (Alberta) on April 22, 1996.  The name was changed to Alpha Ventures Inc. on May 24, 1996. Pursuant to Articles of Continuance effective April 22, 1998, the Company was continued as an Ontario company under the provisions of the Business Corporations Act (Ontario) under the name, Alpha Communications Corp. The name was changed to Lingo Media Inc. on July 4, 2000.

The Company currently has three subsidiaries: Lingo Media Ltd. "LML", Lingo Media International Inc. "LMII" and Lingo Group, Limited. "LGL".

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

LGL was incorporated under the laws of Delaware on April 6, 1999.  On June 9, 1999, its articles were amended to increase its authorized capital and to include certain provisions with respect to the liability and indemnification of directors. On May 18, 2000 its name was changed from Yangtze OnLine, Inc. to EnglishLingo, Inc. In August 2002, EnglishLingo, Inc. was continued in Ontario, Canada. On October 27th, 2004, it’s name was changed to Lingo Group Limited. LGL is 83.3% owned by the Company.

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

4.

Peoples Education Press (“PEP”), dated August 8, 2000

Financings

The Company has financed its operations through borrowings and/or private issuance of common shares:

   Fiscal 2002:  Private placement

3,700,000 shares, $370,000

   Fiscal 2003:  Warrants exercise

2,751,780 shares, $327,213

   Stock option exercise

   59,000 shares, $  5,900

Fiscal 2004-to-date:  Stock option exercise

  565,166 shares, $ 93,517

Capital Expenditures

2002:  $ 15,183, primarily for development costs & property and equipment

2003:  $120,520, primarily for development costs & property and equipment

2004:  $182,279, primarily for development costs & property and equipment

Divestiture – Lingo Group Limited.

Lingo Group Limited was incorporated pursuant to the laws of Delaware on April 6, 1999 as a wholly-owned subsidiary of the Company. In August 2002, Lingo Group Limited was continued in Canada.

On December 27, 2001, Lingo Group Limited, a subsidiary of the Company, issued 1,300,000 common shares at $0.0375 per share for total cash proceeds of $48,750 pursuant to the distribution exemption as a “closely-held issuer” within the meaning of Rule 45-501 of the Ontario Securities Commission. As a result of this offering, the Company recorded a dilution gain of $48,750. Prior to the transaction, the Company owned 100% of Lingo Group Limited’s common shares. Subsequently, the Company’s ownership interest was 93.9%.

During January to August 2002, Lingo Group Limited, a subsidiary of the Company, issued 2,709,000 common shares at $0.0375 per share for total cash proceeds of $101,588. Prior to the transaction, the Company owned 93.9% of Lingo Group Limited’s common shares. Subsequently, the Company’s ownership interest was 83.3%.

Due to the Company’s loss position, no income taxes were recorded on the above dilution gains.

4.B.  BUSINESS OVERVIEW

Background

Lingo Media Inc. (the "Company") develops, publishes, distributes and licenses book, audio, video and CD-based products for English language learning for the educational school and retail bookstore market in China and for the educational school market in Canada.

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

Business Focus

Publishing - China

Lingo Media has spent five years developing English as a Foreign Language (EFL), products, programs, and relationships in the Chinese market. Learning to communicate in English is seen as a top priority for Chinese school students and young adult learners. Along with learning how to use a PC, English skills are perceived as a key determinant of their future levels of prosperity. The Company’s EFL book, audio and CD-based programs are unique in that they have a special focus on the spoken language. In addition to developing learning materials, considerable resources have been expended on the development of relationships with leading Chinese publishers, both in the education and trade sectors, as well as in extensive marketing of Lingo Media’s programs.

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

People’s Education Press “PEP”:

People's Education Press, a division of China's State Ministry of Education, publishes approximately more than 60% of educational materials for the K-12 market throughout China, for all subjects, including English. PEP has a readership of more than 120 million students. Lingo Media has co-published four programs with PEP since August 2000. Three series target the elementary market of 100 million students: PEP Primary English (for grades 3 to 6); Starting Line (Grades 1-6); and Beginning English for Young Learners (Kindergarten, Grades 1& 2). The Junior Reading Comprehension series is for junior middle school students. Initial levels of all four programs were launched in September 2001 and subsequent levels have been introduced. All series include textbooks, activity books, audiocassettes, teacher resource books, and supplementary materials.

Foreign Language Teaching and Research Press “FLTRP”:

In April 2000, Lingo Media secured a publishing agreement to co-develop, publish and sell Subject-Based English with FLTRP, China’s leading university reference and K-12 publisher. This series is required in order to meet the education curriculum mandated by the State Ministry of Education in China that all 3rd and 4th year university students take intensive English studies specifically related to their majors. The project calls for the development of multiple volumes for each of the six subject areas.

Guangzhou Renzhen English Production Group “Renzhen Group”:

Lingo Media completed a co-publishing agreement for two language-learning programs with Renzhen Group in December 2000. Renzhen Group is one of China’s leading privately owned language learning publishers of book and audiocassette packages focusing on wholesaling to bookstores and newsstands throughout China, as well as on its growing mail order business. The two programs that have been launched include English In Business Communications — a series of six self-study books and 12 audiocassettes providing specialized English training; and The Out Loud Program: Rhymes, Rhythms and Patterns for Language Learning — a set of student books and audiocassette packages with 3 levels.

China International Publishing Group “CIPG”:

Foreign Languages Press is a subsidiary of China’s largest trade publishing group, China International Publishing Group. CIPG develops and distributes books to Chinese retail bookstores, in addition to producing selected texts and supplemental books for the educational market. Lingo Media co-published with CIPG the English for Hosts book and audiocassette package.

Publishing - Canada

Lingo Media adapted The Out Loud Program: Rhymes, Rhythms and Patterns for Language Learning and created a school edition in the summer of 2001 for the primary school market.

The Company has entered the Ontario education market.  The Ontario Ministry of Education has approved and listed The Out Loud Program: Rhymes, Rhythms and Patterns for Language Learning as part of their early reading strategy intended to enhance the reading ability of primary school children.  The Out Loud Program which now includes student textbooks, teacher’s source books, poster cards and audiocassettes was launched in Ontario in November 2001.  Marketing began on a Canada-wide basis in January 2002.

China Expansion Plan

As of December 1, 2004, foreign investment in the wholesale distribution of print media has been allowed as a part of World Trade Organization (WTO) reforms.  Both Joint Ventures and Wholly Foreign Owned Enterprises (WFOE’s) are now allowed to participate in the wholesale distribution of books and periodicals.

Lingo Media intends to acquire controlling interests in new or existing Chinese print media distribution companies.  If we are able to make such acquisitions, our ability to market and distribute finished products will provide Lingo Media with an increased presence on the supply chain and perhaps capture a larger market share and increase revenues.

We intend to acquire companies that are involved in the following distribution channels:

•

Educational market:  including the sale of supplemental educational products to K-12 public schools, vocational schools, colleges, universities and other educational institutions

•

Retail market:  including the sale of educational books, newspapers and magazines through bookstores, newsstands, book clubs and direct-to-consumer

As part of the China Expansion Plan, the Company signed a definitive Joint Venture Agreement with Sanlong Cultural Enterprises (“Sanlong”) in 2005. The joint venture company will be known as Jintu Cultural Media Company (“Jintu” or the “Joint Venture”). Jintu will continue Sanlong’s recently launched direct-to- consumer business of distributing educational newspapers located in Shijiazhuang, Hebei Province, China. Jintu’s first newspaper, Family EDU, was launched earlier this year and has 30,000 subscribers. An annual subscription is CDN $7.00 (¥52 RMB or ¥1 RMB per issue). Family EDU, a weekly supplemental educational resource, is targeted to parents in Hebei Province where approximately 15 million families with children under the age of 14 reside. Under the JV Agreement, Lingo Media will invest approximately CDN $385,000 (¥2,550,000 RMB) for its 51% share of Jintu. The Joint Venture will use the proceeds for Hebei Province, to increase the size of its sales force to 100 marketing reps and to launch a Fall 2005 marketing campaign. There can be no assurance that this joint venture will be successful,

In addition, the Company is negotiating with two Chinese state owned publishing distribution enterprises to establish joint ventures.

There can be no assurances that the Company will be able to establish additional joint ventures nor, even if established, the joint ventures will be profitable.

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

Two simple concepts make learning English more accessible to an audience: quality and relevance.  Our core philosophy is to develop English language learning materials that are customized to the market we are trying to reach.  Our approach involves:

Researching and understanding the market

The process begins with relationship building and communication.  We talk with key organizations; associations and ministries in a each country to better understand needs and concerns. We look for the right niche for Lingo Media, then seek local partners to aid in the marketing and implementation of our programs.  Moreover, we search for individuals in that country who can manage the Company’s affairs.  These individuals become our links to that country's community and culture.

Bilateral Relationships

Once we have Lingo Media liaisons in place, Once we have Lingo Media liaisons in place, our goal is to assure the intended market that our English language to learning materials meet the highest educational standards.

Constant Monitoring of Effectiveness

Our people in the field within the target country are constantly monitoring the effectiveness of our programs; they ask and answer the crucial questions - Does the material serve the intended audience?

Comprehensive product development

Because we know that a language learning program needs to serve a number of different groups, we consider the requirements of all of the ultimate users: administrators, teachers and students.  Each group will have its own perspective. We develop an approach that works for all.

Collaborative partnerships

When local partners and educational organizations are involved with the process of implementing programs, they are much more likely to be pleased with the results.  Our partners are involved in all stages of program marketing, implementation and monitoring – in effect they are strategic team members.

Understanding the Market

The challenges of understanding the culture, needs and infrastructure of China are more than offset by the potential to capture the largest English language learning and training market in the world.

Education is a high priority in China. Next to computer literacy, English-language proficiency is considered the key indicator of future prosperity. The Chinese government has mandated EFL instruction for all students, representing an enormous new market for new EFL materials designed to meet China's unique needs. The Chinese market is not only vast, it is diverse, encompassing EFL and ESP studies for children, adolescents and adults.

Bilateral Development

September 2001 marked the first official launch of a Lingo Media program entitled PEP Primary English. The program was developed by an international team of respected educational writers: Jack Booth, David Booth, Linda Booth and Larry Swartz (award winning Canadian authors of the elementary language arts series Impressions), together with Yuexin Wu from Wuxi Normal School and PEP’s English Editorial Team.

Relevant Material

We know how to listen. Our teams ensure that program material is relevant and culturally appropriate, as well as educationally sound. Starting Line, for example, was specifically created for China, and addresses the needs of primary level students beginning in grade 1.

Collaborative Partnerships

Throughout the preparation and production of English in Business Communications, we benefited from a close relationship with our local partner Renzhen Group. Local partnerships enhance the quality of our materials and ensure that the content meets local marketing needs. For example, Renzhen Group is responsible for the marketing and sales of English in Business Communications series in China, and provides Lingo Media with a pre-established distribution channel.

Products

Programs for Children:

Series:	Beginning English For Young Learners
Type of Program:	English as a Foreign Language (EFL) English as a Second Language (EFL)
Description:

A series of student books, audiocassettes, teacher resource books and ancillary materials. The program promotes oral language use through partner-based activities suited for both large and small groups. It enhances listening, speaking and emerging literacy skills, using an activity-based approach.

Components:	Student Books: 4 Audiocassettes: 8 Teacher Resource Books: 2
Target Audience:	Elementary Schools: JK, SK, Grades 1-2

Series:	PEP Primary English
Type of Program:	English as a Foreign Language (EFL) English as a Second Language (ESL)
Description:

A series of student books, audiocassettes, teacher resource books and ancillary materials. The program employs a variety of learning strategies to promote interactive, two-way communication as students explore the content through task-based activities.

Components:	Student Books: 8 Audiocassettes: 16 Teacher Resource Books: 8 Ancillary Materials: 56
Target Audience:	Elementary Schools: Grade 3-6

Series:	Starting Line
Type of Program:	English as a Foreign Language (EFL) English as a Second Language (EFL)
Description:

A series of student books, audiocassettes, teacher resource books and ancillary materials. The program employs interactive, two-way communication to help and encourage students to build word power in listening, speaking, reading, and writing as they participate in task-based activities designed for use in multi-level classrooms.

Components:	Student Books: 12 Audiocassettes: 12 Teacher Resource Books: 6 Ancillary Materials: 72
Target Audience:	Elementary Schools: Grade 1-6

Series:	The Out Loud Program: Rhymes, Rhythms and Patterns for Language Learning
Type of Program:	Language Arts English as a Second Language (EFL) English as a Foreign Language (EFL)
Description:

A series of student books, audiocassettes, Teacher's Source Books and ancillary materials. The program is based on the principle that becoming fluent in a language depends largely on the participants being involved in authentic, interactive discourse using the language. As young learners experience the sounds of the English language found in these fascinating and inviting materials, they are immediately working with the language, participating in its structures and vocabulary from the inside out. This program presents teachers with hundreds of helpful models of the English language to explore with students.

Components:	Student Books: 3 CDs/Audiocassettes: 3 Teacher's Source Books: 3 Poster Card Sets: 3
Target Audience:	Elementary Schools: JK, SK, Grades 1–2

Programs for Juveniles

Series:	Reading Practice
Type of Program:	English as a Foreign Language (ESP) English as a Second Language (EFL)
Description:

A series of student books to supplement the widely used PEP textbooks for grades 7-9. These supplemental books provide a wide range of reading selections and follow-up activities, language games, puzzles, and other sources for developing comprehension.

Components:	Student Books: 5 Ancillary Materials: Audiocassettes: 5
Target Audience:	Junior Middle Schools: Grades 7-9

Series:	Subject-Based English
Type of Program:	English for Special Purposes (ESP)
Description:

A series of student textbooks, audiocassettes, and teacher resource books. The first set of six subjects includes Law, Mathematics, Physics, Geological Prospecting and Mining, Biology, and Transportation.
This program is required in order to meet the new curriculum mandated by the Chinese State Ministry of Education stating that all third and fourth year students not majoring in English must take English courses related to their subject area.

Components:	Student textbooks: 6 Audiocassettes: 12 Teacher Resource Books: 6
Target Audience:	Third and fourth year university students majoring in subjects other than English

Series:	English in Business Communications
Type of Program:	English for Special Purposes (ESP)
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

United States vs. Foreign Sales/Assets

During the fiscal years ended December 31, 2004, 2003, and 2002 respectively, $54,925, $29,884, and $397,336 of sales revenue were generated in Canada.

During the fiscal years ended December 31, 2004, 2003, and 2002, respectively, $nil, $nil and $nil of sales revenue were generated in the United States.

During the fiscal years ended December 31, 2004, 2003, and 2002, respectively, $534,729 $987,933, and $931,784 of sales revenue were generated in China.

At December 31, 2004, December 31, 2003 and December 31, 2002, substantially all of the Company’s assets were located in Canada.

Dependency upon intellectual property

The Company is dependent on its intellectual property and the contracts in China with various Chinese publishers.

Seasonality

The Company may experience some seasonal trends in the sale of its publications.  For example, sales of educational published materials experience seasonal fluctuations with higher sales in the Spring (second calendar quarter) and Fall (fourth calendar quarter).

Research and Development, Trademarks, Licenses, and Etc.

Research and Development

During the years ended December 31, 2004, 2003 and 2002, respectively, the Company expended $160,554, $114,385,and $10,313 on research and development, under the categories of “development costs” and “software development costs”.  These expenditures were primarily directed at developing products for the China market.

Trademarks

The Company owns the trademarks: Lingo Media, EnglishLingo and EnglishNihao.

Employees

As of July 14, 2005, the Company had ten active employees, including the executives.  As of December 31, 2004, December 31, 2003, December 31, 2002, December 31, 2001 and December 31, 2000 there were ten, eight, five, four, and six, and (including the executives), respectively.  None of the Company's employees are covered by collective bargaining agreements.

4.C. Organization Structure

The Company currently has three active subsidiaries: Lingo Media Ltd., Lingo Media International Inc., and Lingo Group Limited Refer to ITEM 4.  “Information on the Company, 4.A. History and Development of the Company, History and Development” for more information.

4.D.  Property, Plant and Equipment

The Company’s executive offices are located in rented premises of approximately 1,674 sq. ft. at 151 Bloor Street West, Suite 890, Toronto, Ontario, Canada M5S 1S4.  The Company began occupying these facilities, through its subsidiary Lingo Media Ltd. in November 1994.

The Company is outsourcing its manufacturing services.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended December 31, 2004 and December 31, 2003, and for the three months ended March 31, 2005 and March 31, 2004 should be read in conjunction with the consolidated financial statements of the Company and the notes thereto.

The following discussion contains forward-looking statements that are subject to significant risks and uncertainties.  Readers should carefully review the risk factors described herein and in other documents the Company files from time to time with the SEC.

5.A Overview

Lingo Media develops, publishes, distributes and licenses book, audio, video and CD-based products for English language learning for the educational school and retail bookstore market in China and for the educational school market in Canada.

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

In management’s opinion, revenue recognition, development costs, acquired publishing content, software development costs and use of estimates as presented in the financial statements of the year ended December 31, 2004 are critical accounting policies and are as follows:

Revenue recognition:

Royalty revenue from finished products is recognized based on confirmation of finished products produced by its licensees and royalty revenue from audiovisual product is recognized based on the confirmation of sales by its licensees, and when collectibility is reasonably assured.  Royalty revenues are not subject to right of return or product warranties. Amounts received in advance of the confirmation are treated as customer deposits. Revenue from the sale of published and supplemental products is recognized upon delivery and when the risk of ownership is transferred and collectibility is reasonably assured.

Development costs:

The Company has capitalized pre-operating costs relating to establishing a business base in the United States and the development of business in China.  Pre-operating costs are capitalized until the commencement of commercial operations and then amortized on a straight-line basis, over a maximum of five years.  The carrying value is assessed on a periodic basis to determine if a write-down is required. Any required write-down is charged to operations in the year such write-down is determined to be necessary. Technology costs and web development costs included in deferred development costs are capitalized in accordance with Section 3062 ("goodwill and other intangible assets"), of the C.I.C.A. Handbook. Development costs are amortized on a straight-line basis over a maximum of five years.

Acquired publishing content:

The Company has capitalized pre-operating costs relating to establishing a business base in the United States and the development of business in China.  Pre-operating costs are capitalized until the commencement of commercial operations and then amortized on a straight-line basis, over a maximum of five years.  The carrying value is assessed on a periodic basis to determine if a write-down is required. Any required write-down is charged to operations in the year such write-down is determined to be necessary. Technology costs and web development costs included in deferred development costs are capitalized in accordance with Section 3062 ("goodwill and other intangible assets"), of the C.I.C.A. Handbook. Development costs are amortized on a straight-line basis over a maximum of five years.

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

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at December 31, 2004 and December 31, 2003 and the reported amounts of revenue and expenses during the years then ended.  Actual results may differ from those estimates.  Significant areas requiring the use of management estimates related to the useful lives and impairment of capital assets, development costs, acquired publishing content and software development costs.

Operating Results

Three Months Ended March 31, 2005 vs. Three Months Ended March 31,2004

Revenue and Margin

In the past, the Company estimated Q1 revenues based on prior results, and reconciled the estimates to actual results provided by PEP in the next quarter.   However this practice has been revised such that only revenues based on actual sales information provided on a semi-annual will be recognized.

In keeping with the revised revenue recognition practice, royalty revenue from China for Q1 2005 and Q1 2004 were $nil.  The financial statements for the second quarter will provide the sales information for both Q1 and Q2 in aggregate.

Revenues earned in Canada were $5,474 in Q1 2005 compared to $7,642 in Q1 2004, representing a decrease of 28%.

General and Administrative

General and administrative costs consist of executive compensation, consulting fees, office administration, marketing, professional fees, shareholders services, any foreign exchange losses or gains and government grants which are offset against the general and administration expenses incurred during the period. These expenses were $196,738 during the first quarter of 2005 as compared with $168,734 for the similar period in 2004.   Rent expense increased by $8,000 as the Company signed a new lease agreement in China.  The Company hired additional staff to implement its China Expansion Plans which resulted in increased compensation expense.

The Company receives various government grants throughout the year. The proceeds of the grants are used to develop specific programs that have specific milestones and/or criteria associated with them.  The Company records these funds as a reduction of its general and administration expenses as the proceeds of the grants are used in an operating capacity.  In Q1 of 2005, an amount of $25,000 was offset against its Q1 expenses compared to $34,989 in Q1 2004.

The Company had the following general and administrative expenses during first quarter of 2005 compared to the same period of 2004:

	March 2005	March 2004
Advertising and Promotion	$ 380	$ 1,051
Executive Compensation	35,239	34,540
Consulting Fees and Employee Compensation	67,882	58,101
Travel	3,256	324
Administration	32,299	38,911
Premises	22,110	13,648
Equipment Leases	2,556	3,627
Foreign Exchange	11,024	(3,885)
Shareholder Services	8,592	16,694
Professional Fees	13,400	5,723
Subtotal	196,738	168,734
Less: Grants	(25,000)	(34,989)
Total	$171,738	$133,745

Interest on Debt

Interest expense of $4,600 was recorded during the quarter as the Company had a bank loan and related party loans on its Balance Sheet since the end of Fiscal 2004.   The Company increased its borrowings during the quarter by $60,152.

Amortization and Stock-Based Compensation

Amortization expense includes amortization of property and equipment, development costs, acquired publishing content and software development costs.  Amortization during the quarter was reduced to $54,244 compared to $64,147 for the similar period in 2004 as the asset base was reduced.

The stock-based compensation for Q1 2005 was increased to $37,738 compared to $7,667 for Q1 2004 as additional stock options vested during the quarter.

Net Loss

The Company reported a loss before extraordinary items and taxes of ($265,630) for the three months ended March 31, 2005 as compared to a loss of ($201,329) for the same period last year. The Company reported no extra-ordinary items or taxes payable for the first quarter of 2005 and similarly for the same period last year.

Fiscal Year Ended December 31, 2004 vs. Fiscal Year Ended December 31, 2003

Revenue and Margin

Revenues from China for the year ended December 31, 2004 were $534,729 compared to $987,933 for 2003.  The decline in revenues was largely as a result of the shift in revenue mix from finished product sales to licensing sales.

The Company had no unearned revenues at December 31, 2004.

In Canada, revenues for 2004 were $54,924 compared to $29,884 for the prior year, representing an 83% increase in sales.  This increase was largely the result of our sales efforts throughout the year.   Overall, Canadian revenues showed a mild upward trend over the course of the year.  Although the Company experienced an increase in overall sales from this program in Ontario, the absolute dollar amount of sales represented only about 10% of the Company’s overall revenues.  The Company will continue to market this program in Canada during 2005.

General and Administrative

General and administrative costs consist of executive compensation, consulting fees, office administration, marketing, professional fees, shareholders services, any foreign exchange losses or gains and government grants which are offset against the general and administration expenses incurred during the year.

The following table sets out the details of the general and administrative expenses for 2004 and 2003:

	2004	2003
Consulting fees and employee compensation	$ 373,494	$ 327,723
Executive compensation	156,634	143,017
Office and general	107,618	180,298
Professional fees	94,046	71,151
Occupancy	49,547	39,761
Shareholder services	40,571	55,285
Travel	37,735	17,728
Foreign exchange	37,186	47,733
Equipment leases	8,256	3,686
Advertising and promotion	7,414	5,185
Subtotal	912,501	891,567
Less: Government grants	(261,269)	(283,985)
Total	$ 651,232	$ 607,582

Foreign Exchange

Included in general and administrative expenses is a foreign exchange loss of approximately $37,186 (2003 - $47,738), relating to the Company's currency risk through its activities denominated in foreign currencies as the Company is exposed to foreign exchange risk as a substantial part of its revenue is denominated in US dollars and certain expenses are denominated in Chinese Renminbi.

Government Grants

The Company receives government grants based on certain eligibility criteria for project support and publishing industry development. These government grants are recorded as a reduction of general and administrative expenses to offset direct costs funded by the grant. The company records a liability for the repayment of the grants in the period in which conditions arise that will cause the government grant to be repayable.  Certain government grants are repayable in the event that the Company's annual net income for each of the previous two years exceeds 15% of revenue. During the year, the conditions for the repayment of grants did not arise and no liability was recorded.

Included as a reduction of general and administrative expenses, are government grants of $261,269 for fiscal 2004 (2003 – $283,985), relating to the Company's publishing projects in China and Canada.  While the Company will continue to apply for various government grants to fund its ongoing development needs, there can be no assurance the Company will be successful in obtaining these grants in the future, that the Company will meet the eligibility requirements for the grants or that the programs will still be offered for qualifying companies.

Interest and Other Financial Expenses

Interest and other financial expenses include interest on loan payable to related party, bank loan interest and insurance premiums paid to the Export Development Corporation in respect of its receivables.

Total interest paid during 2004 was $11,368 compared to total interest paid of $15,219 during 2003.

Amortization

The following is a summary of amortization expense:

	2004	2003
Property, plant and equipment	$ 9,078	$ 9,414
Development costs	377,903	135,353
Acquired publishing content	70,670	70,670
Software development costs	31,125	41,395
	$488,776	$256,832

The Company provided for an additional amortization charge related to its development costs of its online learning project.  This charge made in 2004 was in accordance with the Company’s accounting policy for development costs.

Stock-Based Compensation

The stock-based compensation was $52,176 for the year ended December 31, 2004 as compared to $25,708 for the prior year.  The costs are related to the stock options granted during the period that were issued to employees and consultants.  This treatment is based on and in accordance with CICA handbook section 3870, requiring the expensing of all stock-based compensation and payments for options granted on or after January 1, 2002.

Net Loss

The Company reported a net loss of $795,377 for fiscal 2004 as compared to a net loss of $257,082 for fiscal 2003. The Company reported taxes paid of $77,926 for the fiscal year ended December 31, 2004 compared to taxes paid of $143,251 for fiscal 2003.  Taxes paid relate to the applicable withholding taxes due in China.  The increase in net loss is mainly due to the reduced royalty revenue from China and an increase in the amortization recorded for its online learning project.

5.B Liquidity and Capital Resources

As at December 31, 2004, the Company had cash on hand of $29,791 (2003 - $232,502) and accounts receivables of $562,558 (2003 - $528,092). The Company’s total current assets amounted to $749,473 (2003 - $823,685) with current liabilities of $478,488 (2003 - $177,245) resulting in a working capital surplus of $270,985 (2003 - $646,440).

During the course of the year, the Company raised $105,034 through the exercise of stock options, secured a related party loan in the amount of $77,762 and utilized $90,000 of its $150,000 available line of credit.  The shareholder loan was repaid subsequent to the year end.  The line of credit is secured by the accounts receivable from China, which are in turn are insured by the Export Development Corporation.

Government grants received during 2004 were $261,269 compared to $283,985 in 2003.  The Company relies on grants to offset its expenses.

The Company plans on raising additional equity through private placements, as the capital markets permit, in an effort to finance its growth plans as well as to finance ongoing working capital needs resulting therefrom.  The Company believes that these funds could successfully be raised upon it signing a definitive agreement to joint venture with a China print media distribution company.   The Company has been successful in raising the working capital in the past.

Three Months Ended March 31, 2005

As of March 31, 2005, the Company had cash on hand of $59,157 and accounts and grants receivable of $457,918. The Company’s current assets amounted to $645,820 and current liabilities of $556,774 resulting in a working capital surplus of $89,046.

Cash used by operating activities for the three months ended March 31, 2005 totaled $22,040 largely attributable to changes in accounts payable of ($58,292) and accounts and grants receivable of $104,640.

Cash Used in investing activities for the three months ended March 31, 2005 was ($8,746) attributable to development costs.

Cash provided by financing activities for the three months ended March 31, 2005 was $60,152, including the increase in bank loan of $20,000 and increase in loan payable to related parties of $40,152.

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

Cash Used in Investing Activities for the Fiscal Year ended December 31, 2003 was ($120,520), representing: ($114,385) in development costs and $6,135 in purchase of property and equipment.

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

Cash provided by Operating Activities for the Fiscal Year Ended December 31, 2002 totaled $2,238. Significant adjustments included: ($540,617) in accounts receivable; $330,040 from factored receivables; 133,289 for amortization of “development costs”, ($101,588) in gain on issue of shares by subsidiary; and $100,380 from work in progress.

Cash Used in Investing Activities for the Fiscal Year ended December 31, 2002 was ($15,183), representing: ($10,313) in development costs and ($4,870) in purchase of property and equipment.

Cash Provided by Financing Activities for the Fiscal Year Ended December 31, 2002 was $85,343 including $348,331 increase in long-term debt; ($707,634) repayment of long-term debt; $370,000 from the issuance of capital stock; ($26,942) in share issue costs and ($101,588) from issue of shares by subsidiary.

Reconciliation of Canadian and United States generally accepted accounting principles ("GAAP"):

Development Costs

Under Canadian GAAP, the Company defers the incremental costs relating to the development of and the pre-operating phases of new businesses and established business and amortizes these costs on a straight-line basis over periods up to five years.  Under United States GAAP, incremental costs related to development of and the pre-operating plan of a new business are expensed as incurred but  the incremental costs incurred for established businesses are capitalized and amortized over on a straight line basis over periods up to five years.

Stock-based compensation disclosure

In 2003, the Company measured compensation expense relating to employee stock option plans for United States GAAP purposes using the intrinsic value method specified by APB Opinion No. 25. In the Company's circumstances, this would not be materially different from compensation expense as determined under Canadian GAAP. Had the Company determined compensation expense based on the fair values at the grant dates of the stock options consistent with the method prescribed under Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No. 123 ("SFAS 123"), the Company's loss under US GAAP would have been the same.

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

Options to consultants

Starting January 1, 2004 under United States and Canadian GAAP, the Company records compensation expense based on the fair value for stock or stock options granted in exchange for services from consultants and employees. Before January 1, 2003, for the options issued and vested to employees the Company did not recognize a compensation expense under Canadian GAAP but recorded a compensation expense under US GAAP and Canadian GAAP for the options issued to consultants.

Calculation of Loss For the Year

The consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") as applied in Canada.  In the following respects, GAAP as applied in the United States differs from that applied in Canada.

If United States GAAP were employed, the loss in each year would be adjusted as follows:

Expressed in Canadian Dollars

	2004	2003	2002
Income (loss) for the year, Canadian GAAP	$(795,377)	$(257,082)	$ 67,875
Impact of US GAAP and adjustments:
Amortization of development costs	377,903	135,353	133,290
Amortization of software development costs	31,046	41,395	41,395
Compensation expense	-	-	(119,217)
Share issue costs	(32,191)	(45,629)	(63,058)
Effect of change in accounting policy	(8,842)	-	-
Income (loss) for the year, US GAAP	($427,461)	(125,963)	$60,285

The consolidated interim financial statements for March 31, 2005 are prepared in accordance with GAAP as applied in Canada.  In the following respects, GAAP as applied in the United States differs from that applied in Canada:

Expressed in Canadian Dollars

	March 2005	March 2004
Income (loss) for the year, Canadian GAAP	$(256,630)	$(201,329)
Impact of US GAAP and adjustments:
Amortization of development costs	33,838	33,838
Amortization of Software Development Costs	-	10,349
Compensation expense	-	-
Share issue costs	-	(47,689)
Effect of change in accounting policy	-	(8,842)
Income (loss) for the year, US GAAP	$(222,792)	$(213,673)

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

The following table reconciles the numerators and denominators of the basic and diluted earnings per share under U.S. GAAP as required by SFAS 128:

Expressed in Canadian Dollars

	2004	2003	2002
numerator for basic and diluted income (loss) per share:
Income (loss) – US GAAP	$(427,461)	$(125,963)	$60,285
Denominator for basic and diluted (loss) per share:
Weighted average common shares	22,626,746	18,727,636	16,023,289
Basic and diluted loss per share – US GAAP	($0.04)	($0.00)	$0.00

5.E Research and Development, Trademarks, Licenses, and Etc.

Research and Development

During the years ended December 31, 2004 and 2003, respectively, the Company expended $160,554 and $114,385 on research and development, under the categories of “development costs”.  These expenditures were primarily directed at developing products for the China market.

Trademarks

The Company owns the trademarks: Lingo Media, EnglishLingo and EnglishNihao.

Licenses

The Company holds no Licenses.

5.F Trend Information

Lingo Media believes that the trend in English language learning in China is still strong.  The State Ministry of Education in China (MOE) is mandating and encouraging English learning programs to the students.  During 2004, the Chinese State Ministry of Education (“MOE”) mandated PEP to increase its market share by shifting from Finished Product Sales to Licensing Sales.  As a result of this new MOE stance, PEP had significantly reduced the size of its print runs for Finished Product Sales in 2004 and is now focusing on Licensing Sales.  The impact of this new policy stance resulted in significantly lower revenues from Finished Product Sales and only a marginal increase in Licensing Sales revenues in 2004. Lingo Media expects this shift from Finished Product Sales to Licensing Sales to continue in future periods as long as the MOE stance remains in effect and expects future Licensing Sales to increase and future Finished Products Sales to decrease which will result in an overall revenue reduction from these sources.  Although the outlook for learning English in China remains positive, there can be no assurance that this trend will continue or that the Company will benefit from this trend.

5.F Tabular disclosure of contractual obligations

Our obligations as of March 31, 2005, were as follows:

Expressed in Canadian Dollars

Obligation	Expiring	Balance
Equipment Lease	April 29, 2009	$39,347

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 6

Directors and Senior Management

July 14, 2005

Name	Position	Age	Date of First Election or Appointment
Michael P. Kraft	President/CEO/Director	42	November 1996
Khurram R. Qureshi	CFO/Director	42	April 1997
Richard J.G. Boxer	Director	56	November 1996
Chen Geng	Director	35	July 2001
Scott Remborg	Director	56	July 2000
John P. Schram	Director	62	June 2004
Bailing Xia	Director	50	June 2004
Nereida Flannery	Director	34	June 2005
Imran Atique	Secretary/Treasurer	28	September 2001

Michael P. Kraft is the President & Chief Executive Officer of the Company since its inception in 1996. Since 1994, Mr. Kraft has been the President & co-founder of Lingo Media Ltd. (formerly Alpha Corporation), a subsidiary of the Company. Mr. Kraft is a director of Canadian Shield Resources Inc., a mineral exploration corporation listed of TSX Venture Exchange, since 1997. Mr. Kraft received a Bachelor of Arts in Economics from York University in 1985.

Khurram R. Qureshi is the Chief Financial Officer of the Company since 1997.  Mr.Qureshi is also the Chief Financial Officer of Canadian Shield Resources Inc. since 1997. Mr. Qureshi has held the position of Chief Financial Officer on a number of private and public corporations and has served as a key member in several corporate finance assignments with public companies listed on Canadian stock exchanges.  Mr. Qureshi received a Bachelor of Administrative Studies from York University in 1987 and received the Chartered Accountant designation in 1990.

Richard J.G. Boxer is the President of Buckingham Capital Corporation, a private merchant banking corporation, which provides capital and financial advice to both private and public corporations. Mr. Boxer is on the board of a number of private and public corporations. Mr. Boxer received a M.B.A. from York University in 1976 and received the Chartered Accountant designation in 1973.

Nereida Flannery is a Partner and Managing Director at The Balloch Group  with over 12 years experience  in China.  Ms. Flannery  was the General Manager of the Canada China Business Counsel in China (CCBC) where she worked closely with member companies to design, execute and monitor their China market entry strategies.  She also helped members identify joint venture partners and led many negotiations between government parties, member firms and joint-venture partners.  Ms. Flannery has a degree in Political Science from Queen’s University and speaks Chinese, Greek and French.

Scott Remborg is an independent consultant in the Information Technology and eCommerce sector. From 2001 to 2003, Mr. Remborg was General Manager, eBusiness, at Air Canada. Mr. Remborg has also held senior management positions at Reuters and I.P. Sharp Associates. From 1994 to 1999, Mr. Remborg initiated and led the development of the Sympatico Internet service for Bell Canada and twelve other leading telecommunications companies across Canada,  Mr Remborg has a MBA from BI Norwegian School of Management and the University of Alberta.

John P. Schram is the President & Chief Executive Officer of We Care Health Services Inc., Canada’s largest national home health services company since 1999.  From 1997 to 1999, Mr. Schram was Executive Vice-President of FutureSkills, an interactive multimedia company.  Mr. Schram has held the position of President & Chief Executive Officer in a number of Canadian and US educational publishing companies including Simon & Schuster from 1992 to 1996 and Prentice Hall Canada Limited from 1991 to 1992.  Mr. Schram received an Honours BA in Business Administration from Wilfred Laurier University in 1966.

Bailing Xia is a business consultant with a focus on China. Mr Xia is the Chief Representative in North America for China Central Television (CCTV) for education, science, technology, culture and health programs.  Mr. Xia sits on a number of boards on Canadian and Chinese private corporations. Mr. Xia also serves as an advisor to Chinese Medical Association and to the Chairman of Beijing Concord College of Sino-Canada. Mr. Xia was an Assistant Professor and Deputy Head of Scientific Management and Business Administration Department and Director of Graduate Student Affairs, Faculty of Graduate Studies at the, University of Science and Technology of China from 1981 to 1988.  Mr. Xia graduated from Anhui University (economics major) in 1979 and graduated from Sino-American Scientific Technology, Industry, and Business Administration Program (the first M.B.A. Program in China) in 1981.

Imran Atique has served as Secretary and Treasurer of the Company since September 2001 and joined the Company as a consultant in August 2000. He brings six years accounting experience to Lingo Media. Mr. Atique received his Bachelor’s of Commerce (Honours) from St. Mary’s University (Halifax) in 1999 and is currently enrolled in the Certified Management Accountants (CMA) program with the Society of Management Accountants of Ontario.

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

Summary Compensation Table

Expressed in Canadian Dollars

	Annual Compensation				Long-term Compensation		Payouts
Name and Principal Position	Year	Salary (1) ($$)	Bonus ($$)	Other Annual Compensation (1) (2) ($$)	Securities under Options/SARs (3) Granted (#)	Restricted Shares or Restricted Share Units ($$)	TIP (4) Payouts	All Other Compensation
Michael P. Kraft(5) President & CEO	2004 2003 2002	138,987 124,389 90,000	- - -	17,647 16,228 9,161	75,000 - 400,000	- - -	- - -	- - 18,500 (6)
Khurram R. Qureshi CFO	2004 2003 2002	96,000 41,480 -	- - -	- - -	75,000 - -	- - -	- - -	- - -

(1)

Paid by Lingo Media Ltd., a wholly-owned subsidiary of the

Company.

(2)

These amounts include automobile allowance.

(3)

Stock appreciation rights.

(4)

Long term incentive plans.

(5)

Mr. Kraft’s salary was paid by Lingo Media Ltd. to his holding company, MPK Inc.

  (6)

Represents success fees.

Management Agreement. Lingo Media Ltd. (formerly Alpha Corporation), a wholly-owned subsidiary of the Company, entered into a management agreement (“Management Agreement”) dated as of May 1, 1998 with Michael P. Kraft & Associates Inc. (“MPK Inc.”) pursuant to which Lingo Media Ltd. engaged MPK Inc. to provide management services.  The Management Agreement provides for an initial term of 8 months and automatic annual renewals until it is terminated.  The Management Agreement provides that Lingo Media Ltd. is to pay MPK Inc. $3,000 per month plus certain sales commissions. The Management Agreement was renewed on December 3, 1998 for fiscal year 1999 and again on November 22, 1999 for fiscal year 2000.  The Management Agreement was amended on June 30, 2000, whereby Lingo Media Ltd. is to pay MPK Inc. $ 10,000 per month beginning July 2000 in addition to providing an allowance for a health plan and life insurance policy.  MPK Inc. is also to be reimbursed for all travel, entertainment and other expenses incurred.  The Management Agreement also provides for a reasonable automobile allowance and performance bonus based upon his contribution to the ongoing success of the Company.  MPK Inc. is a corporation controlled by Michael P. Kraft, the President & Chief Executive Officer of the Company.

Stock Options.  The Company grants stock options to Directors, Senior Management and employees; refer to ITEM #6.E., "Share Ownership, Stock Options”.

Director Compensation.  The non-management directors of the Company are entitled to receive a fee of $250 for each board meeting and for each committee meeting attended. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director.  Other than indicated below no Director received any compensation for his services as a Director, including committee participation and/or special assignments.

Change of Control Remuneration.  The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2004 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Executive Officer.

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

Pension/Retirement Benefits.  No funds were set aside or accrued by the Company during Fiscal 2004 to provide pension, retirement or similar benefits for Directors or Executive Officers.

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

6.C.2. Termination benefits

Not applicable

6.C.3.  Board of Director Committees.

The Company has two committees: Audit Committee and Compensation Committee.

The Audit Committee recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.  The current members of the Audit Committee are: Richard J.G. Boxer, Scott Remborg and Michael P. Kraft.

The Compensation Committee establishes and modifies compensation and incentive plans and programs, and reviews and approves compensation and awards under compensation and incentive plans and programs for elected officers of the Company. The current members of the Compensation Committee are: Khurram R. Qureshi, Chen Geng and John Schram.

6.E.  Share Ownership

Table No. 7 lists, as of July 14, 2005, Directors and Executive Officers who beneficially own the Company's voting securities and the amount of the Company's voting securities owned by the Directors and Executive Officers as a group.  Table No. 7 includes all persons/companies where the Company is aware that they have 5% or greater beneficial interest in the Company’s securities.

Table No. 7

Shareholdings of Directors and Executive Officers

Shareholdings of 5% Shareholders

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common	Michael P. Kraft (1)	3,390,285	13.31%
Common	Kraft Investments Corp. (1)	1,781,597	6.99%
Common	Richard A. Sherman (2)	1,643,437	6.45%
Common	1077431 Ontario Limited (2)	1,426,082	5.67%
Common	Richard J. G. Boxer (3)	870,500	3.42%
Common	Scott Remborg (4)	205,000	*
Common	Khurram Qureshi(5)	232,780	*
Common	Imran Atique (6)	147,333	*
Common	John Schram (7)	100,000	*
Common	Bailing Xia (8)	50,000	*
Common	Directors/Officers as a group (7 persons)	4,995,898	19.61%

*  Less than 1%.

(1)

Includes options to purchase 974,167 shares exercisable within 60 days.  1,781,597 shares are held indirectly by Kraft Investments Corp.

a private company controlled by Mr. Kraft.  Includes 219,061 shares held in the registered retirement savings plan.  Includes 415,460 shares owned by members of his family.

(2)

Include 1,426,082 shares held by 1077431 Ontario Limited, a private company controlled by Mr. Sherman. Includes 120,365 shares owned by members of his family.

(3)

Includes options to purchase 75,000 shares exercisable within 60 days and 34,500 shares are held indirectly by Buckingham Capital Corp., a private company controlled by Mr. Boxer.

(4)

Includes options to purchase 205,000 shares exercisable within 60 days.

(5)

Includes options to purchase 75,000 shares exercisable within 60 days.

(6)

Includes options to purchase 33,333 shares exercisable within 60 days. Includes 46,682 shares held by Mr. Atique’s family.

(7)

Includes options to purchase 75,000 shares exercisable within 60 days.

(8)

Includes options to purchase 25,000 shares exercisable within 60 days.

#Based on 24,109,773 shares outstanding as of July 14, 2005 and stock options and warrants held by each beneficial holder exercisable within sixty days.

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

As of the date hereof, there are no options reserved for issuance pursuant to options granted under the 1996 Plan.  No further options will be granted under the 1996 Plan.

2000 Plan

A subsequent stock option plan (the “2000 Plan”) was adopted by the board of directors of the Company on May 30, 2000, with 2,384,074 common shares reserved for issuance under the plan, to encourage ownership of common shares by directors, officers, employees and consultants of the Company.  On June 28, 2002 the shareholders of the Company approved an amendment to the 2000 Plan to increase the number of options to purchase common shares that may be granted under the 2000 Plan to 4,416,765 less the number of shares reserved for issuance pursuant to options granted under the 1996 Plan, provided the number of shares reserved for issuance under stock options granted at any time do not exceed 10% of the Company’s then issued and outstanding shares.  The TSX Venture Exchange accepted for filing the Company’s amended and restated 2000 Plan for a rolling stock option plan reserving 10% of the issued and outstanding common shares of the Company at the time of a stock option grant, up to a maximum of 4,416,765 common shares, for issuance thereunder.

On July 3, 2003 the Shareholders of the Company approved a further amendment to the 2000 Plan to fix the maximum number of shares that may be issued under the 2000 Plan at 4,176,765 common shares, representing approximately 20% of the issued and outstanding common shares of the Company as at July 3, 2003.  The 2000 Plan was subsequently amended and restated as of June 30, 2004 to increase the maximum number of shares that may be issued under the 2000 Plan to 4,791,954 common shares, representing approximately 20% of the issued and outstanding common shares of the Company as at June 30, 2004.

Options may be granted under the 2000 Plan only to directors, officers, employees, consultants of the Company and its subsidiaries and personal holding corporations controlled by a director of officer of the Company and its subsidiaries as designated from time to time by the board of directors.  The number of shares which may be reserved for issuance under the 2000 Plan is currently limited to 4,791,954 common shares less the number of shares reserved for issuance pursuant to options granted under the 1996 Plan (currently 50,000 shares), provided that the board has the right, from time to time, to increase such number subject to the approval of the relevant exchange on which the shares are listed and the approval of the shareholders of the Company.  The maximum number of common shares which may be reserved for issuance to any one person under the 2000 Plan is 5% of the common shares outstanding at the time of the grant (calculated on a non-diluted basis) less the number of shares reserved for issuance to such person under any option to purchase common shares granted as a compensation or incentive mechanism.  Any shares subject to an option granted under the 2000 Plan that for any reason is cancelled or terminated prior to exercise will be available for a subsequent grant under the 2000 Plan.  The option price of any common shares cannot be less than the closing price of the shares on the day immediately preceding the day upon which the option is granted less any permitted discount.  Options granted under the 2000 Plan may be exercised during a period not exceeding five years, subject to earlier termination upon the termination of the optionee’s employment, upon the optionee ceasing to be an employee, officer, director or consultant of the Company or any of its subsidiaries, as applicable, or upon the optionee retiring, becoming permanently disabled or dying.  Options granted to optionees vest over an 18 month period with no greater than 16.67% of any options granted to an optionee vesting in any three month period or such longer period as the board may determine.  The options under the 2000 Plan are non-transferable.  The 2000 Plan contains provisions for adjustment in the number of shares issuable thereunder in the event of a subdivision, consolidation, reclassification or change of the common shares, a merger of other relevant changes in the Company’s capitalization.  The board of directors may from time to time amend or revise the terms of the 2000 Plan or may terminate it at any time.

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

As of the date hereof, options to purchase an aggregate of 3,615,834 common shares are outstanding under the 2000 Plan.

2005 Plan

Another stock option plan (the “2005 Plan”) was adopted by the board of directors of the Company on May 30, 2005 and approved by the Shareholders of the Company at the annual and special meeting of Shareholders on June 30, 2005.  The purpose of the 2005 Plan is to provide an incentive to employees, officers, directors and consultants of the Company and its subsidiaries responsible for the continued success of the Company.  The following is a summary of the 2005 Plan.

Options may be granted under the 2005 Plan only to directors, officers, employees, consultants of the Company and its subsidiaries and personal holding corporations controlled by a director or officer of the Company and its subsidiaries as designated from time to time by the board of directors of the Company.  The number of shares which may be reserved for issuance under the 2005 Plan is limited to 4,821,955 common shares, representing approximately 20% of the issued and outstanding common shares of the Company as at June 30, 2005 less the number of shares reserved for issuance pursuant to options granted under the 1996 Plan (currently 50,000 shares) and the 2000 Plan (currently 3,615,834 shares), provided that the board has the right, from time to time, to increase such number subject to the approval of the relevant stock exchange on which the shares are listed and the approval of the shareholders of the Company.  The maximum number of common shares which may be reserved for issuance to any one person under the 2005 Plan is 5% of the common shares outstanding at the time of the grant (calculated on a non-diluted basis) less the number of shares reserved for issuance to such person under any option to purchase common shares granted as a compensation or incentive mechanism.  Any shares subject to an option granted under the 2005 Plan that for any reason is cancelled or terminated prior to exercise will be available for a subsequent grant under the 2005 Plan.  The option price of any common shares cannot be less than the closing price of the shares on the day immediately preceding the day upon which the option is granted less any permitted discount.  Options granted under the 2005 Plan may be exercised during a period not exceeding five years, subject to earlier termination upon the termination of the optionee’s employment, upon the optionee ceasing to be an employee, officer, director or consultant of the Company or an of its subsidiaries, as applicable, or upon the optionee retiring, becoming permanently disabled or dying.  Options granted to optionees vest over an 18 month period with no greater than 16.67% of any options granted to an optionee vesting in any three month period or such longer period as the board may determine.  The options under the 2005 Plan are non-transferable.  The 2005 Plan contains provisions for adjustment in the number of shares issuable thereunder in the event of a subdivision, consolidation, reclassification or change of the common shares, a merger of other relevant changes in the Company’s capitalization.  The board of directors may from time to time amend or revise the terms of the 2005 Plan or may terminate it at any time.

The 2005 Plan provides that the Company may provide financial assistance in respect of options granted under the 2005 Plan by means of loans to optionees.  Under the terms of the 2005 Plan, the Company may, but is not obligated to, loan to an optionee the funds required to exercise any particular option.  The 2005 Plan provides that any such loan will be for a term not exceeding 10 years and will be non-interest bearing.  Any such loan will be repayable at maturity or upon the death of the optionee or earlier in certain other circumstances.  Any loans made under the 2005 Plan are to be secured by a pledge of the shares acquired upon the exercise of the option exercised being funded to a trustee for such purposes.  In the event that any loan amount is not fully repaid when due the trustee holding the pledged shares is entitled to realize on the shares being held by it as security for the loan.  Loans made under the 2005 Plan are made on a full recourse basis.  The 2005 Plan provides that any shares acquired pursuant to loans made under the 2005 Plan may be sold by the optionee from time to time provided that an amount equal to the aggregate option exercise price or the balance of the loan is applied in repayment of the loan.  Any financial assistance so provided under the 2005 Plan will be subject to and made in accordance with all applicable laws and regulatory policies at the time of making the loan.

As of the date hereof, no options to purchase common shares have been granted or are outstanding under the 2005 Plan.

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in the Table below as of July 14, 2005, as well as the number of options granted to Directors and all employees as a group.

Stock Options Outstanding

Expressed in Canadian Dollars

	Common Stock	Exercise Price	Grand Date	Expiration Date
Imran Atique	100,000	$0.10	10/05/04	10/05/09
Richard J.G. Boxer	50,000	$0.10	11/01/01	11/01/06
Richard J.G. Boxer	75,000	$0.19	10/05/04	10/05/09
Michael P. Kraft	400,000	$0.10	10/9/02	10/9/07
Michael P. Kraft	500,000	$0.12	6/07/01	6/07/06
Michael P. Kraft	75,000	$0.19	10/05/04	10/05/09
Michael P. Kraft	295,000	$0.19	1/14/05	1/14/10
Khurram Qureshi	75,000	$0.19	10/05/04	10/05/09
Khurram Qureshi	300,000	$0.19	1/14/05	1/14/10
Scott Remborg	130,000	$0.50	9/30/00	9/13/05
Scott Remborg	50,000	$0.10	11/01/01	11/01/06
Scott Remborg	75,000	$0.19	10/05/04	10/05/09
John Schram	75,000	$0.19	10/05/04	10/05/09
Bailing Xia	75,000	$0.19	10/05/04	10/05/09
Total Officers/Directors	2,245,000

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

	Shares Owned 6/30/2005	Shares Owned 12/31/2004	Shares Owned 12/31/2003	Shares Owned 12/31/2002
Michael P. Kraft	2,000,658	2,090,658	2,090,658	1,940,658
Richard A Sherman	1,523,072	1,523,072	1,523,072	1,701,695

7.A.2.  Canadian Share Ownership. On May 11, 2005, the Company’s registered shareholders’ list showed 24,109,773 common shares outstanding with 31 registered shareholders, with 24,102,914 owned by 20 shareholders resident in Canada, 92,299 shares owned by 10 registered shareholders in US and 4,560 shares owned by one registered shareholder in UK.  The Company has researched the indirect holding by depository institutions and other financial institutions estimates that there are 1544 "holders of record" resident in Canada.

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

Funds Owed to Officers/Directors

Officers/Directors have lent the Company funds during the last several years to alleviate the corporate need for working capital.  Principal owed totalled:

Expressed in Canadian Dollars

Name	12/31/2004	12/31/2003	12/31/2002
Michael P. Kraft	$nil	$nil	$93,599(1)
Richard J.G. Boxer	$77,762(2)	$nil	$nil

(1)

Includes $93,599 owed to LMK Inc. which is a company owned by the wife of

Michael P. Kraft.

(2)

867214 Ontario Ltd. a company controlled by Richard J.G. Boxer loaned funds to the Company.

Interest Payable to Officers/Directors

Officers/Directors have lent the Company funds during the last several years to alleviate the corporate need for working capital.  Officer/Director loans bear interest at 12% per annum interest payable totalled:

From June 2004 through November 2004, LMK Inc., a company controlled by the wife of Michael P. Kraft, MPK Inc., a company controlled by Michael P. Kraft, and 867214 Ontario Ltd., a company controlled by Richard J.G. Boxer, loaned the Company an aggregate of $265,000. These loans bore interest at 12% per annum.  At December 31, 2004, $ 77,762 was due to 867214 Ontario Ltd..  This loan has been paid in full during 2005.

From January 2005 through February 2005, LMK Inc., a company controlled by the wife of Michael P. Kraft, MPK Inc., a company controlled by Michael P. Kraft, and 867214 Ontario Ltd., a company controlled by Richard J.G. Boxer, loaned the Company an aggregate of $191,000. These loans bore interest at 12% per annum.  At June 30, 2005, $62,801 was due to 867214 Ontario Ltd. And $58,583 was due to MPK Inc.

Other than as disclosed above, there have been no transactions since December 31, 2003, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

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

Audited Financial Statements

for Fiscal 2004 and Fiscal 2003

Unaudited Financial Statements

for Three Months Ended March 31, 2005 and March 31, 2004

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

8.A.8 Company Policy on Dividend Distribution

The Company does not intend to pay dividends in cash or in kind in the foreseeable future. The Company expects to retain any earnings to finance the further growth of the Company. The directors of the Company will determine if and when dividends should be declared and paid in the future based upon the earnings and financial conditions of the Company at the relevant time and such other factors as the directors may deem relevant. All of the Common Shares of the Company are entitled to an equal share in any dividends declared and paid.

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

The TSX Venture Exchange (“Exchange”) currently classifies Issuers into different tiers based on standards, including historical financial performance, stage of development and financial resources of the Issuer at the time of listing.  Specific Minimum Listing Requirements for each industry segment in each of Tier 1, Tier 2 and Tier 3 have been established by the Exchange.

Policy 2.1 of the Exchange outlines the Minimum Listing Requirements for each industry segment in Tier 1 and Tier 2.  Under this policy, Lingo Media Inc. is a Tier 2 Issuer in the industry segment category of Junior Industrial.  Each industry segment is further divided into categories.  Quantitative minimum requirements for listing for the industry segment Junior Industrial and Tier 2 are provided in Section 4.3 of Exchange Policy 2.1.

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

The table No.9 lists the volume of trading and high, low and closing sales prices on the TSX Venture Exchange for the Company's common shares for: the last 12 months, the last twelve fiscal quarters; and the last five fiscal years.

Table No. 9

TSX Venture Exchange

 Common Shares Trading Activity

		Sales – Canadian Dollars
Period Ended	Volume	High	Low	Close

Monthly
June 2005	154,315	0.21	0.12	0.19
May 2005	154,315	0.225	0.15	0.21
April 2005	182,195	0.21	0.125	0.20
March 2005	270,075	0.22	0.18	0.18
February 2005	867,214	0.24	0.18	0.20
January 2005	651,783	0.325	0.20	0.23
December 2004	523,903	0.32	0.21	0.28
November 2004	268,175	0.26	0.185	0.215
October 2004	243,632	0.22	0.17	0.19
September 2004	89,450	0.22	0.165	0.19
August 2004	566,396	0.245	0.16	0.165
July 2004	245,729	0.25	0.21	0.21
June 2004	715,152	0.30	0.20	0.23

Quarterly
06/30/2005	996,010	0.225	0.12	0.19
03/31/2005	1,789,072	0.325	0.18	0.18
12/31/2004	1,035,710	0.32	0.17	0.28
9/30/2004	901,575	0.25	0.16	0.19
6/30/2004	2,225,398	0.42	0.20	0.23
3/31/2004	6,321,843	0.66	0.20	0.42
12/31/2003	2,361,350	0.32	0.15	0.29
9/30/2003	1,037,650	0.29	0.10	0.22
6/30/2003	364,920	0.16	0.10	0.14
3/31/2003	284,886	0.15	0.08	0.10
12/31/2002	446,000	0.10	0.05	0.10
9/30/2002	37,500	0.13	0.09	0.09
6/30/2002	173,300	0.13	0.10	0.13

Yearly
12/31/2004	10,484,526	0.29	0.27	0.28
12/31/2003	4,048,806	0.32	0.08	0.29
12/31/2002	832,800	0.15	0.04	0.10
12/31/2001	2,118,312	0.35	0.04	0.12
12/31/2000	8,745,150	1.40	0.10	0.40

The Company's shares became quoted for trading on the NASD OTC Bulletin Board on January 22, 2004.

The table No.10 lists the volume of trading and high, low and closing sales prices on the NASD OTC Bulletin Board for the Company's common shares for the last 12 months, the last twelve fiscal quarters; and since commencement of trading.

Table No. 10

NASD OTC Bulletin Board

 Common Shares Trading Activity

		Sales – US Dollars
Period Ended	Volume	High	Low	Close

Monthly
June 2005	79,800	0.145	0.11	0.14
May 2005	228,985	0.18	0.106	0.135
April 2005	148,500	0.175	0.105	0.165
March 2005	162,740	0.185	0.137	0.18
February 2005	106,940	0.205	0.15	0.16
January 2005	171,220	0.27	0.155	0.17
December 2004	142,905	0.30	0.165	0.23
November 2004	130,667	0.36	0.15	0.30
October 2004	106,050	0.19	0.125	0.15
September 2004	111,436	0.20	0.12	0.16
August 2004	53,510	0.20	0.13	0.20
July 2004	100,160	0.21	0.15	0.16
June 2004	87.988	0.24	0.14	0.18

Quarterly
06/30/2005	457,285	0.182	0.105	0.14
03/31/2005	440,900	0.27	0.14	0.18
12/31/2004	379,622	0.36	0.125	0.23
09/30/2004	265,106	0.231	0.12	0.16
06/30/2004	1,165,962	0.21	0.12	0.16
3/31/2004	2,312,682	0.51	0.205	0.30

Yearly
12/31/2004	5,446,562	0.51	0.12	023

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

On May 11, 2005, the registered shareholders' list for the Company's common shares showed 31 registered shareholders and 24,109,773 shares issued and outstanding.  Ten of these registered shareholders were U.S. residents owning 92,299 shares representing less than one percent of the issued and outstanding common shares.

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

As of July 14, 2005, there were no warrants outstanding to purchase common shares of the Company.

9.C.  Stock Exchanges Identified

The common shares trade on the TSX Venture Exchange, OTCBB and and are quoted for trading on the Berlin-Bremen Stock Exchange.. Refer to ITEM #9.A.4.

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

10.A.1.  Authorized/Issued Capital.  As of June 30, 2005, December 31, 2004, and December 31, 2003, the authorized capital of the Company was an unlimited number of common shares without par value and there were 24,109,773, 24,109,773, and 23,544,607 common shares issued and outstanding, respectively.

10.A.4.  Stock Options/Share Purchase Warrants

10.A.5.  Stock Options/Share Purchase Warrants

--- Refer to ITEM #6.E. and Table No. 11. ---

10.A.6.  History of Share Capital

May 1997; reverse takeover of AC	6,978,828 shares	-
April 1997; stock option exercise	70,000 shares	$ 14,000
March 1998; acquisition of CSVL	960,000 shares	$ 307,200
March 2000; stock option exercise	150,000 shares	$ 30,000
April 2000; private placement	5,000,000 units	$1,811,872
November 2000; stock option exercise	40,000 shares	$ 8,000
May 2001; stock option exercise	100,000 shares	$ 20,000
November 2001; private placement	1,000,000 shares	$ 100,000
March 2002; private placement	3,700,000 shares	$ 370,000
March 2003; warrants exercise	150,000 shares	$ 15,000
September 2003; warrants exercise	18,750 shares	$ 2,250
September 2003; stock option exercise	49,000 shares	$ 4,900
October 2003; stock option exercise	10,000 shares	$ 1,000
December 2003; warrants exercise	2,583,030 shares	$ 309,964
March 2004; stock option exercise	377,666 shares	$ 59,766
May 2004; stock option exercise	37,500 shares	$ 3,750
December 2004; stock option exercise	150,000 shares	$ 37,500

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

 (ii) issue, reissue, sell or pledge debt obligations of the

      Corporation;

(iii) subject to the Business Corporations Act (Ontario), give a guarantee on behalf of the

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

10.C.  Material Contracts

a.  Acquisition Agreements with Alpha Corporation, dated May 7, 1997

b.  Acquisition Agreements for CSVL, dated March 5, 1998

c.  Management Agreement with MPK Inc., dated May 1, 1997 and renewed on December 14, 1998 and November 26, 1999 and the renewal of November 26, 1999 amended dated July 3, 2000, July 1, 2001, July 1, 2002 and July 1, 2003

d.  Performance Shares Escrow Agreement,

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

10.F.  Dividends and Paying Agents

The Company has not declared any dividends on its common shares and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

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

Audited Financial Statements

  Auditor's Report, dated April 26, 2005

  Consolidated Balance Sheets at December 31, 2004 and December 31, 2003

  Consolidated Statements of Operations and Deficit

   for the years ended December 31, 2004, and December 31, 2003

  Consolidated Statements of Cash Flows

   for the years ended December 31, 2004, and December 31, 2003

  Notes to Financial Statements

Unaudited Interim Financial Statements

  Consolidated Interim Balance Sheets at March 31, 2005 and December 31, 2004

  Consolidated Interim Statements of Operations and Deficit

   for the Three Months Ended March 31, 2005 and March 31, 2004

  Consolidated Interim Statements of Cash Flows

   for the Three Months Ended March 31, 2005 and March 31, 2004

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

July 14, 2005