Form 20-F
period 2005-12-31
LINGO MEDIA INC
filed 2006-06-30
CIK 1177167

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

Commission file number: 333-98397

LINGO MEDIA INC.

(Exact name of Registrant as specified in its charter)

Ontario, Canada

(Jurisdiction of incorporation or organization)

151 Bloor Street West, #703, Toronto, Ontario, Canada  M5S 1S4

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 27,874,773

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.  Yes XXX   No ___

Indicate by check mark which financial statement item the registrant has elected to follow:   Item 17 XXX   Item 18 ___

LINGO MEDIA INC.

FORM 20-F ANNUAL REPORT

TABLE OF CONTENTS

PART I

PART II

Item 13.	Default, Dividend Arrearages and Delinquencies	66
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	66
Item 15.	Controls and Procedures	66
Item 16.	Reserved	66

PART III

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

-

the importance and expected growth of English language learning in China;

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable

Item 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

3.A.2.  Selected Financial Data

Our financial statements are reported in Canadian Dollars and presented in accordance with Canadian generally accepted accounting principles and reconciled to United States generally accepted accounting principles in the footnotes, for the fiscal years ended December 31, 2005, December 31, 2004, December 31, 2003, December 31, 2002, December 31, 2001, December 31, 2000, December 31, 1999, and December 31, 1998.  The financial reports for December 31, 2005, December 31, 2004, December 31, 2003 and December 31, 2002 have been audited by Mintz & Partners LLP whereas all the other statements have been audited by KPMG LLP.

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

Please note that the US GAAP reconciliation numbers in the following table are selected from the note 19 of the December 31, 2005 financial statements and note 9 of the interim financial statements as of March 31, 2006.

Table No. 3

Selected Financial Data

Expressed in Canadian Dollars

($ in 000, except per share data)

	Unaudited		Audited
	Three Months		Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended	Ended	Ended
	3/31/06	3/31/05	12/31/05	12/31/04	12/31/03	12/31/02	12/31/01

Revenue	$ 2	$ 5	$ 906	$ 590	$ 1018	$ 1329	$ 334
Gross Profit	1	3	783	495	846	885	292
Net Loss before Discontinued							(253)
Net Loss after Discontinued	(310)	(266)	(726)	(795)	(257)	68	(146)

(Loss) per Share	($0.01)	($0.01)	($0.03)	($0.04)	($0.01)	($0.00)	($0.01)
Dividends per Share	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00

Weighted Avg. Shares (000)	26070	23992	22627	22627	18728	16023	13234
Period-end Shares outstanding (000)	27890	24109	28875	24109	23545	20734	17033

Working Capital	$28	$89	$278	$271	$646	($516)	($85)
Long-Term Debt/Loans Payable	53	-	-	-	-	106	54
Shareholders’ Equity	843	711	1088	938	1620	1627	1211
Total Assets	1521	1267	1611	1417	1798	1931	1883

US GAAP income (Loss)	($299)	($232)	($710)	($427)	($126)	($60)	($218)
US GAAP Basic Loss per Share	($0.01)	($0.01)	($0.03)	($0.02)	($0.01)	($0.00)	($0.01)

US GAAP Equity	$398	$297	$625	$482	$764	($531)	($123)
US GAAP Total Assets	$1088	$1097	$1391	$1212	$990	$876	$583

(1)  Cumulative Net Loss since incorporation under US GAAP has been ($3,983,390).

(2)

     a) Under US GAAP, development costs of new businesses are expensed as incurred:

        2005-$nil, 2004-$nil, and 2003-$nil.

     b) Under US GAAP, development costs amortized under Canadian GAAP would be reversed to calculate Loss per Share:  2005 – $133,290; 2004 – $346,124 and 2003 - $135,353.

     c) Under US GAAP, software development costs are expensed as incurred:

        2005-$nil; 2004-$nil; and 2003-$nil.

    ________________________________________________________________________________

3.A.3.  Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars ($).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the United States Dollar (US$).

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

Table No. 4

U.S. Dollar/Canadian Dollar

	Average	High	Low	Close
May 2006	1.10	1.12	1.09	1.10
April 2006	1.14	1.17	1.13	1.11
March 2006	1.15	1.17	1.13	1.17
February 2006	1.14	1.17	1.12	1.12
January 2006	1.16	1.17	1.14	1.14
December 2005	1.16	1.17	1.15	1.17
November 2005	1.18	1.19	1.17	1.17
October 2005	1.19	1.17	1.16	1.18
September 2005	1.18	1.19	1.16	1.16
August 2005	1.20	1.22	1.19	1.19
July 2005	1.22	1.24	1.21	1.23
June 2005	1.23	1.25	1.22	1.22

Fiscal Year Ended Dec. 31,2005	1.21	1.27	1.15	1.17
Fiscal Year Ended Dec. 31,2004	1.30	1.39	1.17	1.21
Fiscal Year Ended Dec. 31,2003	1.40	1.57	1.29	1.29
Fiscal Year Ended Dec. 31,2002	1.57	1.61	1.51	1.58
Fiscal Year Ended Dec. 31,2001	1.55	1.60	1.49	1.59

3.B.  Capitalization and Indebtedness

Not applicable

3.D.  Risk Factors

The Company is subject to a number of risks and uncertainties.  The Company derives the majority of its revenue from doing business in China. The Company also obtains revenue on sales of its products to Canadian school boards. If any of the following risks occur, our business, results of operations and financial condition would likely suffer.  In any such events, the market price of our common stock could decline and you may lose all or part of your investment in our shares of common stock.

Risks associated with doing business in China

Risk of failing to achieve market acceptance

Although the Company has contracts with People Education Press (“PEP”) in Beijing for English Language Learning materials, there can be no assurance that the Ministry of Education in China will continue to accept the educational publications produced by the Company.

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

The markets in which the Company sells its services and products are highly competitive and we may not be able to compete effectively

The educational publishing market in China is rapidly changing.   Competitors to the Company’s strategic co-publishing partners in the market mainly include provincial and municipal educational publishing companies such as Hebei Education Press and Shanghai Foreign Language Educational Press.  In addition, there are many large multinational educational publishing companies with substantial, existing publishing operations in Asian markets including China, that have significantly greater financial, technological, marketing and human resources who have entered the English language learning and training market in China, which could hurt the Company’s future prospects and erode its market share.

Most of our competitors have greater financial, technical and human resources than us and be able to respond more quickly to new and emerging technologies and changes in customer requirements or devote greater resources to the development, promotion and sale of new products or services.  It is possible that competition in the form of new competitors or alliances, joint ventures or consolidation among existing competitors may decrease our market share.  Increased competition could result in fewer customer engagements, reduced gross margins and loss of market share, any one of which could materially and adversely affect our revenues and overall financial condition.

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

We may suffer currency exchange losses if the Chinese Yuan Renminbi (“Yuan”) depreciates relative to the United States Dollar

Our reporting currency is the Canadian Dollar.  However, substantially all revenues from China activities are denominated in United States Dollars.  In July 2005, the Chinese government announced that the Yuan will no longer be pegged to the United States Dollar, but will float against a basket of currencies. China's currency had been pegged at 8.28 against the United States Dollar for a decade, but the adjustment allowed it to float against a number of currencies including the US dollar, the Euro, the Japanese Yen, the South Korean Won, the UK Pound, the Thai Baht and the Russian Rouble.  Since that time, the Yuan has traded below the pegged rate.

If the Yuan were no longer pegged to the basket of currencies, rate fluctuations may have a material impact on the Company’s consolidated financial reporting and make realistic revenue projections. The Company’s accounts receivable from China will decline in value if the Yuan depreciates relative to the Canadian and United States Dollar.  Any such depreciation could adversely affect the market price of our common stock.  Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations.  To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.  While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to successfully hedge our exposure at all.  In addition, our currency exchange losses may be magnified by Chinese exchange control regulations that restrict our and our Chinese partners’ ability to convert Renminbi into United States Dollars.

Other Risk Factors

Dependence on Michael P. Kraft, the Company’s Chief Executive Officer, as well as other executives

The Company’s future success is dependent on the success and ability of its key management and product development teams.  The Company has obtained key man insurance on its senior executive in the amount of $1,000,000.  The loss of key personnel or the inability to attract and retain highly qualified personnel, consultants or advisors, particularly with respect to the Company’s intended expansion into the distribution of print media products in China, could adversely affect the Company’s business.  The Company faces competition for such personnel from other companies and organizations.  There can be no assurance that the Company will be successful in hiring or retaining qualified personnel.  The inability of the Company to retain and attract the necessary personnel or the loss of services of any of its key personnel could have a material adverse effect on the Company.

Risk of the Company’s failure to manage its growth effectively as it attempts to expand operations in China

As the Company endeavors to increase its sales and develop new lines of business, it will be subject to a number of risks associated with the management of such growth.  These risks include increased responsibilities for existing personnel, the need to hire additional qualified personnel and, in general, higher levels of operating expenses.  In order to manage current operations and any future growth effectively, the Company will need to continue to implement and improve it’s operational, financial and management information systems and to hire, train, motivate, manage and retain qualified employees.  In particular, as the Company proceeds with its anticipated expansion into the distribution of print media products in China, it will need to ensure that adequate mechanisms are in place to address potential growth from the largely untapped Chinese marketplace and to ensure that the Company has hired, trained and retained employees that are familiar with that marketplace.  There can be no assurance that the Company will be able to manage such growth effectively, that its management, personnel or systems will be adequate to support the Company’s operations or that the Company will be able to achieve the increased levels of revenue commensurate with the increased levels of operating expenses associated with this growth. In the event the Company is unable to manage its growth effectively due to expenses exceeding sales, the timing of expenses becoming due or other reasons, the Company may be forced to reduce or curtail operations.

The Company’s customer base is concentrated and the loss of the one customer could cause the Company’s business to suffer significantly

We have derived and believe that we will continue to derive a significant portion of our revenues from one large customer.  In 2003, 2004 and 2005, one customer accounted for 97%, 91% and 98% of the Company’s revenues respectively. The loss, cancellation or deferral of the large contract with this large customer would have a material adverse effect on our revenues.  In addition, there can be no assurance that we will continue to bring in new significant customers.

Technological changes may reduce the Company’s sale of its products and services

The traditional publishing industry continues to experience technological change.  The publishing industry continues to evolve from traditional mechanical format printing to full digital printing.  The inability of the Company to keep pace with the new technologies and standards in the print industry could render its products and services non-competitive.  The Company’s future success will depend on its ability to address the increasingly sophisticated needs of its customers by producing and marketing enhancements to its products and services that respond to customer requirements.  The Company may be required to invest significant capital in order to remain competitive. A failure on the part of the Company to effectively manage a product transition will directly affect the demand for the Company’s products and the future profitability of the Company’s operations.

Exchange rate fluctuations may reduce the Company’s revenues or increase the Company’s expenses

The Company does transact some business involving currencies other than the Canadian currency in both purchasing and selling goods and services.  The Company is exposed to fluctuations in foreign currency exchange rates that may have an adverse effect on the Company’s businesses.

Growth of multimedia products and online learning may compete with and reduce the Company’s publishing activities

The traditional media platform is being increasingly challenged by the growing body of multimedia products and online learning.  Multimedia products serve as ancillary tools to traditional publishing mediums such as print but can also serve as stand-alone interactive tools replacing traditional publishing mediums.  Although the Company is continuing its own publishing activities using multimedia interactive mediums, the continued growth of multimedia products and online learning may detract from the viability of the Company’s traditional publishing activities.

Dependence on key contractors for maintenance of high quality editorial content

A key component of the continued success of the traditional publishing activities of the Company will be the ability of the Company to maintain high quality editorial content.  The Company must continue to develop new and innovative products to sustain its educational publishing activities in order to ensure the continued viability of the traditional publishing aspects of its business.  Although the Company continues to retain experienced educators and editors to develop content for its educational publications, there can be no assurance that the Company will be able to continue hiring experienced educators and editors to maintain the current high levels of editorial content for future publications.

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

Additional Risk Factors Associated With Jintu Joint Venture in China:

A print media joint venture in China requires approvals from the General Administration of Press and Publications Bureau and from the Ministry of Commerce.  While the Company anticipates getting the requisite approvals for Jintu Joint Venture (“Jintu JV”), there can be no assurance that Jintu JV will receive the requisite government approvals and that the joint venture will obtain the necessary business registration and license.

The Company relies on both its existing royalty revenues and external equity funding to support its existing and future operations and investments.  Joint ventures in China require each party to contribute its proportionate share of the Registered Capital of the joint venture.  Jintu JV requires a total of ¥5,000,000 Yuan as its Registered Capital and the Company will be required to invest its proportionate share or ¥2,550,000 Yuan ($365,000) as its contribution to the Jintu JV.   There can be no assurance that the Company will have sufficient funds to finance its share of the Registered Capital required for the establishment of the Jintu JV.

The key executives of the joint venture have prior experience in sales and marketing of a leading educational software company in China.  However, their experience is limited to managing a sales force and not in the establishment and managing of a joint venture.  There can be no assurance that the management will be successful in operating the joint venture as they lack operational experience as it is a new entity with no operating history.

The joint venture’s future success is dependent on success and ability of its key executive officer, YanHui Zhang. The loss of its key officer or the inability to attract and retain highly qualified personnel, consultants or advisors, particularly with respect to the Company’s intended expansion into the distribution of print media products in China, could adversely affect the Jintu JV’s operations.

Jintu JV may need additional capital in the future and it may not be available on acceptable terms. If adequate funds are not available on acceptable terms, we may be forced to curtail or cease Jintu JV’s operations.  Even if we are able to continue Jintu JV’s operations, the failure to obtain financing could have a substantial adverse effect on its business and financial results.

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

The Company’s executive office is located at:

 151 Bloor Street West

 Suite 703

 Toronto, Ontario, Canada M5S 1S4

 Telephone:  (416) 927-7000

 Facsimile:  (416) 927-1222

 E-mail:  kqureshi@lingomedia.com

 Website: www.lingomedia.com

The Company’s Beijing office is located at:

 Kenzo Oriental Tower 11K

 48 Dongzhimenwai Dajie

 Dongcheng District

 Beijing 100027 China

The contact person is: Khurram Qureshi – Chief Financial Officer.

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

The Company currently has three subsidiaries: Lingo Media Ltd. "LML", Lingo Media International Inc. "LMII" and Lingo Group Limited. "LGL".

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

Co-Publishing Agreements

1.

Peoples Education Press (“PEP”), dated August 8, 2000.

2.

Guangzhou Renzhen English Production Group/Crazy English (“Renzhen Group”), dated October 15, 2000.

3.

Foreign Language Teaching and Research Press (“FLTRP”), dated September 3, 2000.

4.

China International Publishing Group (“CIPG”) and its subsidiary, Foreign Languages Press (FLP”), dated October 3, 2000.

5.

Phoenix Publishing and Media Group (“PPMG”) and its subsidiary, Yilin Press, dated January 19, 2006.

Financings

The Company has financed its operations through borrowings and/or private issuance of common shares:

Fiscal 2002:	Private placement,	3,700,000 shares	$370,000
Fiscal 2003:	Warrants exercise,	2,751,780 shares	$327,213
	Stock option exercise,	59,000 shares	$5,900
Fiscal 2004:	Stock option exercise,	565,166 shares	$93,517
Fiscal 2005:	Private placement,	3,675,000 shares	$735,000
	Stock option exercise,	90,000 shares	$10,800
Fiscal 2006:	Stock option exercise,	35,500 shares	$4,945

Capital Expenditures

2002	$15,183	primarily for development costs & property and equipment
2003	$120.520	primarily for development costs & property and equipment
2004	$182,279	primarily for development costs & property and equipment
2005	$227,765	primarily for development costs, deferred costs and property and equipment.
2006	$71,822	primarily for development costs, deferred costs and property and equipment.

Divestiture – Lingo Group Limited

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

Phoenix Publishing and Media Group “PPMG”

Phoenix Publishing and Media Group (PPMG), formerly Jiangsu Publishing Group, was established in September 2001. In 2006, Lingo Media signed a co-operation agreement to co-publish a vocational English language learning program with Yilin Press, the foreign-oriented publishing subsidiary of PPMG. The co-publishing agreement includes development, publishing and distribution of Vocational English forCollege, a four level program set that consists of reading & writing textbooks, reading & writing CD's, listening & speaking textbooks listening & speaking CD's, activity books and teacher's books for each level.

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

Retail market:  including the sale of educational books, newspapers and magazines through bookstores, newsstands, book clubs and direct-to-consumer

As part of the China Expansion Plan, the Company signed a definitive Joint Venture Agreement with Sanlong Cultural Enterprises (“Sanlong”) in 2005. The joint venture company will be known as Jintu Cultural Media Company (“Jintu” or the “Joint Venture”). Jintu will continue Sanlong’s recently launched a direct-to-consumer business of distributing educational newspapers located in Shijiazhuang, Hebei Province, China. Jintu’s first newspaper, Family EDU, was launched in 2005 and has 30,000 subscribers. An annual subscription is $7.00 (¥52 RMB or ¥1 RMB per issue). Family EDU, a weekly supplemental educational resource, is targeted to parents in Hebei Province where approximately 15 million families with children under the age of 14 reside. Under the JV Agreement, Lingo Media will invest approximately $365,000 (¥2,550,000 RMB) for its 51% share of Jintu. The Joint Venture will use the proceeds for Hebei Province, to increase the size of its sales force and for operations.In addition, the Company is negotiating with one Chinese state-owned publishing distribution enterprise to establish a joint venture.  There can be no assurances that the Company will be able to establish additional joint ventures or, even if established, that they will be profitable.

Business Philosophy

The Lingo Media Approach

Lingo Media specializes in publishing materials for language learning. Lingo Media focuses on two sectors: English as a Second Language (ESL) in English-speaking countries and English as a Foreign Language (EFL) in non-English speaking countries.

The key to publishing successful EFL programs are two simple concepts: quality and relevance. Our core philosophy says that English language learning materials should be relevant to the market we are trying to reach. In a nutshell, our approach involves:

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

Bilateral Relationships

Once we have Lingo Media liaisons in place, our goal is to assure the intended market that our English language learning materials meet the highest educational standards.

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

Components:	Student Books:4 Audiocassettes:8 Teacher Resource Books:2
Target Audience:	Elementary Schools: JK, SK, Grades 1-2

Series:	PEP Primary English
Type of Program:	English as a Foreign Language (EFL) English as a Second Language (ESL)
Description:

A series of student books, audiocassettes, teacher resource books and ancillary materials. The program employs a variety of learning strategies to promote interactive, two-way communication as students explore the content through task-based activities.

Components:	Student Books:8 Audiocassettes:16 Teacher Resource Books:8 Ancillary Materials:56
Target Audience:	Elementary Schools: Grade 3-6

Series:	Starting Line
Type of Program:	English as a Foreign Language (EFL) English as a Second Language (EFL)
Description:

A series of student books, audiocassettes, teacher resource books and ancillary materials. The program employs interactive, two-way communication to help and encourage students to build word power in listening, speaking, reading, and writing as they participate in task-based activities designed for use in multi-level classrooms.

Components:	Student Books:12 Teacher Resource Books:6 Ancillary Materials:72
Target Audience:	Elementary Schools: Grade 1-6

Series:	The Out Loud Program: Rhymes, Rhythms and Patterns for Language Learning
Type of Program:	Language Arts English as a Second Language (EFL) English as a Foreign Language (EFL)
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

Components:	Student Books:3 CDs/Audiocassettes:3 Teacher's Source Books:3 Poster Card Sets:3
Target Audience:	Elementary Schools: JK, SK, Grades 1–2

Programs for Juveniles

Series:	Reading Practice
Type of Program:	English as a Foreign Language (ESP) English as a Second Language (EFL)
Description:

A series of student books to supplement the widely used PEP textbooks for grades 7-9. These supplemental books provide a wide range of reading selections and follow-up activities, language games, puzzles, and other sources for developing comprehension.

Components:	Student Books:5 Ancillary Materials: Audiocassettes:5
Target Audience:	Junior Middle Schools: Grades 7-9
Series:	Subject-Based English
Type of Program:	English for Special Purposes (ESP)
Description:	A series of student textbooks, audiocassettes, and teacher resource books.

Components: he first set of six subjects includes Law, Mathematics, Physics, Geological Prospecting and Mining, Biology, and Transportation.
This program is required in order to meet the new curriculum mandated by the Chinese State Ministry of Education stating that all third and fourth year students not majoring in English must take English courses related to their subject area.

Components:	Student textbooks:6 Audiocassettes:12 Teacher Resource Books: 6
Target Audience:	Third and fourth year university students majoring in subjects other than English
Series:	English in Business Communications
Type of Progam:	English for Special Purposes (ESP)
Descripition:

A series of self-study books and audiocassettes for adult English learners focused on specific English language needs for a variety of professions and occupations.  The series is designed to develop and enhance listening comprehension, vocabulary development and pronunciation. Subject areas include Insurance, Marketing, Meetings, Negotiations, Banking, Presentations and English for Hosts.

Components:	Self-Study Books: 6 Audiocassettes:12
Target Audience:	Self-Study Adult Market

United States vs. Foreign Sales/Assets

During the fiscal years ended December 31, 2005, 2004, and 2003 respectively, $17,812, $54,925, and $29,884 of sales revenue were generated in Canada.

During the fiscal years ended December 31, 2005, 2004, and 2003, respectively, no of sales revenue were generated in the United States.

During the fiscal years ended December 31, 2005, 2004, and 2003, respectively, $888,545, $534,729, and $987,933 of sales revenue were generated in China.

At December 31, 2004, and 2003, substantially all of the Company’s assets were located in Canada. At December 31, 2005, the majority of the Company’s identifiable assets are located in Canada, except for $182,520 that are located in China.

Dependency upon intellectual property

The Company is dependent on its intellectual property and the contracts in China with various Chinese publishers.

Seasonality

Based on the Company's current practice of recording revenues from China, the Company does not recongnize revenues from China in the first and third quarter. In the past, the Company estimated first and third quarter revenues based on prior results, and reconciled the estimates to actual results provided by PEP in the next quarter. However this practice has been revised such that only revenues based on actual sales information provided on a semi-annual will be recongnized.

The Company may experience some seasonal trends in the sale of its publications.  For example, sales of educational published materials experience seasonal fluctuations with higher sales in the Spring (second calendar quarter) and Fall (fourth calendar quarter).

Research and Development, Trademarks, Licenses, and Etc.

Research and Development

During the years ended December 31, 2005, 2004 and 2003, respectively, the Company expended $104,106, $160,554, and $114,385 on research and development, under the categories of “development costs” and “software development costs”.  These expenditures were primarily directed at developing products for the China market.

Trademarks

The Company owns the trademarks: Lingo Media, EnglishLingo and EnglishNihao.

Employees

As of June 15, 2006, the Company had twenty active employees of which eight were full-time, including the executives.  As of December 31, 2005, December 31, 2004, December 31, 2003, December 31, 2002 and December 31, 2001 there were twenty, ten, eight, five, four, and six, and (including the executives), respectively. None of the Company's employees are covered by collective bargaining agreements.

4.C. Organization Structure

The Company currently has three active subsidiaries: Lingo Media Ltd., Lingo Media International Inc., and Lingo Group Limited. Refer to ITEM 4.  “Information on the Company, 4.A. History and Development of the Company, History and Development” for more information.

4.D.  Property, Plant and Equipment

The Company’s executive offices are located in rented premises of approximately 4,523 sq. ft. at 151 Bloor Street West, Suite 703, Toronto, Ontario, Canada M5S 1S4.  The Company began occupying these facilities, through its subsidiary Lingo Media Ltd. in March 2006.

The Company’s Beijing representative offices are located in rented premises of approximately 1,200 sq. ft. at Kenzo Oriental Tower, 11K, 48 Dongzhimenwei Dajie, Dongcheng District, Beijing, China 100027.

The Company is outsourcing its manufacturing services.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended December 31, 2005 and December 31, 2004 and for the three months ended March 31, 2006 and March 31, 2005 should be read in conjunction with the consolidated financial statements of the Company and the notes thereto.

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

In management’s opinion, revenue recognition, development costs, acquired publishing content, software development costs and use of estimates as presented in the financial statements of the year ended December 31, 2005 are critical accounting policies and are as follows:

Revenue recognition:

Royalty revenue from sales by licensees of finished products is recognized based on confirmation of finished products produced by its licensees.  Royalty revenue from audiovisual product is recognized based on the confirmation of sales by its licensees, and when collectibility is reasonably assured.  Royalty revenues are not subject to right of return or product warranties. Amounts received in advance of the confirmation are treated as customer deposits. Revenue from the sale of published and supplemental products is recognized upon delivery and when the risk of ownership is transferred and collectibility is reasonably assured.

Deferred costs, investment and advances:

The pre-operating costs relating to establishing a joint venture in China are recorded as deferred costs.  Pre-operating costs are capitalized until the commencement of commercial operations and then amortized on a straight-line basis, over a maximum of five years.  Loans made in trust with a view to establishing a joint venture are recorded as investment and advances.  The carrying value of these deferred costs and advances are assessed on a periodic basis to determine if a write-down is required. Any required write-down is charged to operations in the year such write-down is determined to be necessary.

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

Software development costs are amortized on a straight-line basis over a maximum of three years. Technological feasibility is establishedwhen the Company has completed all planning, designing, coding and testing activities that are necessary to establish that the product canbe produced to meet its design specifications, including functions, features and technical performance requirements. The Company regularly reviews the carrying values of its software development costs.  The Company supports the carrying value of these assets based on the undiscounted value of expected future cash flows.  If the carrying value exceeds the amount recoverable, a write-down of the asset to estimated fair value is charged to the consolidated statements of operations.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at December 31, 2005 and December 31, 2004 and the reported amounts of revenue and expenses during the years then ended.  Actual results may differ from those estimates.  Significant areas requiring the use of management estimates related to the useful lives and impairment of capital assets, development costs, acquired publishing content and software development costs.

Operating Results

Three Months Ended March 31, 2006 vs. Three Months Ended March 31, 2005

Revenue and Margin

In keeping with the revised revenue recognition practice, royalty revenue from China for Q1 2006 and Q1 2005 were $nil. The financial statements for the second quarter will provide the sales information for both Q1 and Q2 in aggregate.

Revenues earned in Canada were $2,397 in Q1 2006 compared to $5,474 in Q1 2005, representing a decrease of 56% as our Canadian market sales efforts continue.

General and Administrative

General and administrative costs consist of executive compensation, consulting fees, office administration, marketing, professional fees, shareholders services, any foreign exchange losses or gains and government grants which are offset against the general and administration expenses incurred during the period.

These expenses were $178,927 during the first quarter of 2006 as compared with $171,738 for the similar period in 2005. The Company hired additional staff to implement its China Expansion Plans which resulted in increased compensation expense which was offset by a foreign exchange gain recorded during the period.

The Company receives various government grants throughout the year. The proceeds of the grants are used to develop specific programs that have specific milestones and/or criteria associated with them. The Company records these funds as a reduction of its general and administration expenses as the proceeds of the grants are used in an operating capacity. In Q1 of 2006, an amount of $35,392 was offset its Q1 expenses compared to $25,000 in Q1 2005.

The Company had general and administrative expenses during the quarter and comparable last year’s quarter as follows:

Interest on Debt

Interest expense of $3,282 was recorded during the quarter as the Company had a bank loan and related party loans since December 31, 2005. The Company decreased its overall borrowings during the quarter by $28,937.

Amortization and Stock-Based Compensation

Amortization expense includes amortization of property and equipment, development costs, acquired publishing content and software development costs.

Amortization during the quarter was increased to $66,268 from $54,244 for the similar period in 2005 due to additional amortization of development costs.

The stock-based compensation for Q1 2006 was increased to $62,325 compared to $37,738 for Q1 2005 as additional stock options vested during the quarter.

Net Loss

The Company reported a loss before extraordinary items and taxes of ($309,640) for the three months ended March 31, 2006 as compared to a loss of ($265,630) for the same period last year. The Company reported no extra-ordinary items or taxes payable for the first quarter of 2006 and similarly for the same period last year.

Fiscal Year Ended December 31, 2005 vs. Fiscal Year Ended December 31, 2004

Revenue and Margin

Revenues from China for the year ended December 31, 2005 were $888,546 compared to $534,729 for 2004.  The increase in revenues was largely as a result of an increase in product license royalties from PEP.  The Company continues to enjoy its rapport with PEP and is continually looking for new ways to increase its product base and its royalty revenue.

The Company had no unearned revenues at December 31, 2005.

Revenues from Canada for 2005 fiscal year were $17,811 compared to $54,925 for the prior year, representing a 308% decrease in revenues from 2004.  Our pilot program’s decrease in sales figures was largely the result of a difficult Canadian language arts market.   Although the Company experienced a decrease in overall sales from this program in Ontario, the absolute dollar amount of sales represented less than 2% of the Company’s overall revenues.  The Company will continue to market this program in Canada during 2006, and source additional content for the Canadian educational market.

General and Administrative

General and administrative costs consist of executive compensation, consulting fees, office administration, rent, marketing, professional fees, shareholders services, any foreign exchange losses or gains and government grants which are offset against the general and administration expenses incurred during the period.

The following sets out the details for the general and administrative expenses for 2005 as compared to 2004:

General and administrative expenses were $855,118 during fiscal 2005 as compared to $651,232 for fiscal 2004.

Advertising and promotional expenses were increased as the Company attended book fairs and participated in teacher conferences in China.  Travel expenses increased by $38,895 as more trips to China were incurred during the year compared to 2004.  The premises cost in China was in full effect during 2005 resulting in an increase of $34,368 compared to 2004.  Professional fees were reduced because of reduced legal costs as part of cost rationalization initiatives taken during 2005.

Government Grants

The Company makes applications to the Canadian government for various types of grants to support its publishing and international marketing activities.   Each year, the amount of any grant may vary depending on certain eligibility criteria (including prior year revenues) and the monies available to the pool of eligible candidates.

These government grants are recorded as a reduction of general and administrative expenses to offset direct costs funded by the grant. The company records a liability for the repayment of the grants in the period in which conditions arise that will cause the government grant to be repayable.  Certain government grants are repayable in the event that the Company's annual net income for each of the previous two years exceeds 15% of revenue. During the year, the conditions for the repayment of grants did not arise and no liability was recorded. Included as a reduction of general and administrative expenses, are government grants of $219,772 for fiscal 2005 (2004 – $261,269), relating to the Company's publishing projects in China and Canada.  While the Company will continue to apply for various government grants to fund its ongoing development needs, there can be no assurance the Company will be successful in obtaining these grants in the future, that the Company will meet the eligibility requirements for the grants or that the programs will still be offered for qualifying companies.

Foreign Exchange

Included in general and administrative expenses is a foreign exchange loss of approximately $18,373 (2004 - $37,186), relating to the Company's currency risk through its activities denominated in foreign currencies as the Company is exposed to foreign exchange risk as a substantial of its revenue is denominated in US dollars and Chinese Renminbi.

Interest on Debt

During the year the company had loans payable bearing interest at 12% (2003 - 12%) per annum.  Interest expense related to these loans for the year is $11,767 (2004 - $7,609).  At December 31, 2005, $101,929 (2004 - $77,762) was due to those corporations.

In addition, the company had a bank loan payable bearing interest at prime plus 2.5 percent.   This loan is secured against the Company’s accounts receivable from Peoples Education Press, which in turn is insured by the Export Development Corporation.  Interest expense paid on the loan for the year is $9,573. The outstanding balance of the loan at year end was $110,000. Premiums paid on the insurance policy were $21,494 for the year.

Amortization

The following is a summary amortization schedule:

	2005	2004
Property plant and equipment	12,279	9,078
Development costs	184,870	377,903
Acquired publishing content	70,670	70,670
Software development costs and other	-	31,125
	267,819	488,776

Amortization expense includes amortization of property and equipment, development costs, acquired publishing content and software development costs.  The amortization charge for 2005 was $267,819 (2004 - $459,060). This represents a significant decrease over 2004, as the Company wrote-off development costs relating to its 2002 on-line learning project that has

been postponed during 2004.   The Company believes that at some point in the future, as financial resources permit and as the market is more robust for an online presence in China, the Company will devote the requisite time and resources to continue this project.

Stock-Based Compensation

According to the new accounting pronouncements implemented in January 2004 and retroactively applied for stock options granted on or after January 1, 2002. The Company amortizes stock-based compensation with a corresponding increase to the contributed surplus account.  During 2005, the Company expensed $214,337 compared to $52,176 during 2004.

Net Loss

The Company reported a net loss of ($725,732) for fiscal 2005 as compared to a net loss of ($795,377) for fiscal 2004. The Company reported taxes of $128,839 for the fiscal year ended December 31, 2005 compared to taxes of $77,926 for fiscal 2004.  Taxes relate to the applicable withholding taxes due in China.  The decrease in net loss is mainly due to the increased royalty revenue from China and a corresponding increase in general and administrative costs and stock-based compensation.

5.B Liquidity and Capital Resources

Three Months Ended March 31, 2006

As of March 31, 2006, the Company had cash on hand of $14,779 and accounts and grants receivable of $533,511. The Company’s current assets amounted to $705,613 and current liabilities of $677,786 resulting in a working capital surplus of $27,827.

The trade receivables from China are insured by the Export Development Corporation (EDC) of Canada. The Company utilized its $150,000 line of credit that has been previously arranged with its financial institution and had an outstanding balance of $130,000 on the credit line at quarter end. The Company decreased its shareholder loans during the period by 50% to $52,992.

The Company believes that current cash on hand along with its accounts receivable and recurring sales will satisfy its working capital requirements for the next 12 months.

Fiscal Year Ended December 31, 2005

As at December 31, 2005, the Company had cash on hand of $144,337 (2004 - $29,791) and accounts receivable of $488,303 (2004 - $562,558). The Company’s total current assets amounted to $801,072 (2004 - $749,473) with current liabilities of $523,320 (2004 - $478,488) resulting in a working capital surplus of $277,752 (2004 - $270,985).

During the year, the Company was successful in raising $735,000 via a non-brokered private placement.  The funds were used to advance working capital to Sanlong in China, for investigation and due diligence of joint ventures opportunities in China and Mexico and for general working capital.  During the course of the year, the Company was able to source $10,800 in funds by the exercise of stock options. It secured an additional third party loan in the amount of $50,279 and it drew down another $20,000 from its $150,000 available line of credit (bringing the total drawdown to $110,000).  The shareholder’s loan was partially repaid by an amount of $26,113 with $51,649 still outstanding.  The line of credit is secured by the accounts receivable from China, which are in turn insured by the Export Development Corporation.

The Company receives government grants based on certain eligibility criteria for international marketing support and publishing industry development in Canada. These government grants are recorded as a reduction of general and administrative expenses to offset direct costs funded by the grant.  The Company receives these grants throughout the year from different agencies and government programs.   Each grant is applied for separately based on the Company either meeting certain eligibility requirements or by the Company achieving specific milestones to continue ongoing support for the specific project, the proceeds of which are used to develop new or ongoing English learning programs for its markets.  The Company has relied on obtaining these grants for its operations and has been successful at securing them in the past but it cannot be assured of its future success in obtaining these grants in the future.

Government grants received during 2005 were $219,772 compared to $261,269 in 2004.  This represents a significant portion of the Company’s sources of funds.

During 2004, the Chinese State Ministry of Education (“MOE”) mandated PEP to increase its market share by shifting its sales from Finished Product Sales to Licensing Sales.  As a result of this new MOE stance, PEP had significantly reduced the size of its print runs for Finished Product Sales in 2004 and is now focusing on Licensing Sales.  This shift in product mix had a significant impact on the overall revenues and a decrease in cash flows from operations from China during 2004.

Although revenues from China during 2004 were significantly reduced compared to 2003, the Company’s 2005 Chinese revenues steadily increased back to its 2003 levels as the MOE’s mandate is in full force.   The Company has instituted budgetary measures aimed at ensuring that its core operation has sufficient funds to sustain itself for the next 12 months.  Nonetheless, the Company plans on raising additional equity through private placements, as the capital markets permit, in an effort to finance its growth plans as well as to finance ongoing working capital needs resulting therefrom.  The Company has been successful in raising sufficient working capital.

Fiscal Year Ended December 31, 2004

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

Under United States GAAP, the amounts shown on the consolidated balance sheets for development costs would be $306,009 (2004 - $253,410).

Software development costs:

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

If United States GAAP were employed, the loss in each year would be adjusted as follows:

Expressed in Canadian Dollars

	2005	2004	2003
Income (loss) for the year, Canadian GAAP	($725,732)	($795,377)	($257,082)
Impact of US GAAP and adjustments:
Amortization of development costs	133,290	346,124	135,353
Amortization of software development costs	-	31,046	41,395

Share issue costs	-	(32,191)	(45,629)
Effect of change in accounting policy	-	(8,842)	-
Deferred Costs	(117,102)	-	-
Income (loss) for the year, US GAAP	($709,544)	($459,240)	(125,963)

The consolidated interim financial statements for the three months ended March 31, 2006 and 2005 are prepared in accordance with GAAP as applied in Canada.  In the following respects, GAAP as applied in the United States differs from that applied in Canada:

Expressed in Canadian Dollars

	March 2006	March 2005
Income (loss) for the year, Canadian GAAP	($309,640)	($265,630)
Impact of US GAAP and adjustments:
Amortization of development costs	26,310	33,838
Deferred Costs	(15,620)	-
Income (loss) for the year, US GAAP	($298,950)	($231,792)

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

The following table reconciles the numerators and denominators of the basic and diluted earnings per share under U.S. GAAP as required by SFAS 128:

Expressed in Canadian Dollars

	2005	2004	2003
numerator for basic and diluted income (loss) per share:
Income (loss) – US GAAP	($709,544)	($459,240)	($125,963)
Denominator for basic and diluted (loss) per share:
Weighted average common shares	24,711,619	22,626,746	18,727,636
Basic and diluted loss per share – US GAAP	($0.03)	($0.04)	($0.01)

5.E Research and Development, Trademarks, Licenses, and Etc.

Research and Development

During the years ended December 31, 2005 and 2004, respectively, the Company expended $104,106 and $160,554 on research and development, under the categories of “development costs”.  These expenditures were primarily directed at developing products for the China market.

Trademarks

The Company owns the trademarks: Lingo Media, EnglishLingo and EnglishNihao.

Licenses

The Company holds no Licenses.

5.F Trend Information

Lingo Media believes that the trend in English language learning in China is still strong.  The State Ministry of Education in China (MOE) is mandating and encouraging English learning programs to its students.  During 2004, the Chinese State Ministry of Education (“MOE”) mandated PEP to increase its market share by shifting from Finished Product Sales to Licensing Sales.  As a result of this new MOE stance, PEP had significantly reduced the size of its print runs for Finished Product Sales in 2004 and is now focusing on Licensing Sales.

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

5.F Tabular disclosure of contractual obligations

Our obligations as of March 31, 2006, were as follows:

Expressed in Canadian Dollars

Obligation	Expiring	Balance
Equipment Lease	April 29, 2009	$37,161
Rent in China	October 31, 2007	$68,172
Rent in Canada	February 28, 2011	$618,140

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 6

Directors and Senior Management

June 15, 2006

Name	Position	Age	Date of First Election or Appointment
Michael P. Kraft	President/CEO/Director	42	November 1996
Khurram R. Qureshi	CFO/ Director	43	April 1997
Richard J.G. Boxer	Director	57	November 1996
Scott Remborg	Director	57	July 2000
John P. Schram	Director	63	June 2004
Bailing Xia	Director	51	June 2004
Nereida Flannery	Director	35	June 2005

Michael P. Kraft is the President & Chief Executive Officer of the Company since its inception in 1996.  Mr. Kraft has been the President & co-founder of Lingo Media Ltd. (formerly Alpha Corporation), a subsidiary of the Company, since 1994.  Mr. Kraft received a Bachelor of Arts in Economics from York University in 1985.

Khurram R. Qureshi is the Chief Financial Officer of the Company since 1997.  Mr. Qureshi is also the Chief Financial Officer of Canadian Shield Resources Inc. since 1997 and a director since June 2004.  Mr. Qureshi received a Bachelor of Administrative Studies from York University in 1987 and received the Chartered Accountant designation in 1990.

Richard J.G. Boxer is the President of Buckingham Capital Corporation, a private merchant banking corporation, that provides capital and financial advice to both private and public corporations.  Mr. Boxer is on the board of a number of public corporations including AlarmForce Industries Inc., Manitou Capital Corporation, Initial Capital Corporation and Water Capital Inc.  Mr. Boxer received a M.B.A. from York University in 1976 and received the Chartered Accountant designation in 1973.

Scott Remborg is an independent consultant in the Information Technology and eCommerce sector.  From 2001 to 2003, Mr. Remborg was General Manager, eBusiness, at Air Canada. Mr. Remborg has also held senior management positions at Reuters and I.P. Sharp Associates.  From 1994 to 1999, Mr. Remborg initiated and led the development of the Sympatico Internet service for Bell Canada and twelve other leading telecommunications companies across Canada.  Mr Remborg has a MBA from BI Norwegian School of Management and the University of Alberta.

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

Summary Compensation Table

Expressed in Canadian Dollars

ANNUAL COMPENSATION				LONG-TERM COMPENSATION
					Awards		Payouts
Name and Principal Position	Year	Salary(1) ($)	Bonus ($)	Other Annual Compen- sation(1) (2) ($)	Securities Under Options/ SARs (3) Granted (#)	Restricted Shares or Restricted Share Units ($)	TIP(4) Payouts ($)	All Other Compen- sation ($)
Michael P. Kraft(5) President & CEO	2005 2004 2003	123,489 138,987 124,389	- - -	16,144 17,647 16,228	295,000 75,000 -	- - -	- - -	36,750(6) - -
Khurram R. Qureshi CFO	2005 2004 2003	96,000 96,000 41,480	- - -	- - -	300,000 75,000 -	- - -	- - -	- - -

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

Change of Control Remuneration.  The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2005 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Executive Officer.

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

Pension/Retirement Benefits.  No funds were set aside or accrued by the Company during Fiscal 2005 to provide pension, retirement or similar benefits for Directors or Executive Officers.

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

The Compensation Committee establishes and modifies compensation and incentive plans and programs, and reviews and approves compensation and awards under compensation and incentive plans and programs for elected officers of the Company. The current members of the Compensation Committee are: Khurram R. Qureshi, Nereida Flannery and John Schram.

6.E.  Share Ownership

Table No. 7 lists, as of June 15, 2006, Directors and Executive Officers who beneficially own the Company's voting securities and the amount of the Company's voting securities owned by the Directors and Executive Officers as a group.  Table No. 7 includes all persons/companies where the Company is aware that they have 5% or greater beneficial interest in the Company’s securities.

Table No. 7

Shareholdings of Directors and Executive Officers

Shareholdings of 5% Shareholders

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common	Michael P. Kraft (1)	4,338,618	14.24%
Common	Buckingham Group Ltd. (1)	1,713,104	5.62%
Common	Richard A. Sherman (2	1,643,437	5.39%
Common	1077431 Ontario Limited (2)	1,426,082	4.68%
Common	Richard J. G. Boxer (3)	958,000	3.14%
Common	Scott Remborg (4)	179,500	*
Common	Khurram Qureshi(5)	795,280	2.61%
Common	John Schram (6)	137,500	*
Common	Bailing Xia (7)	212,500	*
Common	Nereida Flannery (8)	37,500	*
Directors/Officers as a group (7 persons)		6,658,898	21.86%

*  Less than 1%.

(1)

Includes 247,500 warrants and 1,180,000 options to purchase shares exercisable within 60 days.  1,713,104 shares are held indirectly by Buckingham Group Ltd. (Formerly Kraft Investments Corp.), a private company controlled by Mr. Kraft.  Includes 287,554 shares held in the registered retirement savings plan.  Includes 415,460 shares owned by members of his family.

(2)

Include 1,426,082 shares held by 1077431 Ontario Limited, a private company controlled by Mr. Sherman. Includes 120,365 shares owned by members of his family.

(3)

Includes options to purchase 162,500 shares exercisable within 60 days and 34,500 shares are held indirectly by Buckingham Capital Corp., a private company controlled by Mr. Boxer.

(4)

Includes options to purchase 162,500 shares exercisable within 60 days.

(5)

Includes 87,500 warrants and 375,000 options to purchase shares exercisable within 60 days.

(6)

Includes options to purchase 112,500 shares exercisable within 60 days.

(7)

Includes 25,000 warrants and 112,500 options to purchase shares exercisable within 60 days.

(8)

Includes 37,500 options to purchase shares exercisable within 60 days.

#Based on 27,910,273 shares outstanding as of June 15, 2006 and stock options and warrants held by each beneficial holder exercisable within sixty days.

________________________________________________________________________ ________________________

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

As of the date hereof, there are no shares reserved for issuance pursuant to options granted under the 1996 Plan.  No further options will be granted under the 1996 Plan.

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

Options may be granted under the 2000 Plan only to directors, officers, employees, consultants of the Company and its subsidiaries and personal holding corporations controlled by a director of officer of the Company and its subsidiaries as designated from time to time by the board of directors.  The number of shares which may be reserved for issuance under the 2000 Plan is currently limited to 4,791,954 common shares less the number of shares reserved for issuance pursuant to options granted under the 1996 Plan (currently 50,000 shares), provided that the board has the right, from time to time, to increase such number subject to the approval of the relevant exchange on which the shares are listed and the approval of the shareholders of the Company.  The maximum number of common shares which may be reserved for issuance to any one person under the 2000 Plan is 5% of the common shares outstanding at the time of the grant (calculated on a non-diluted basis) less the number of shares reserved for issuance to such person under any option to purchase common shares granted as a compensation or incentive mechanism.  Any shares subject to an option granted under the 2000 Plan that for any reason is cancelled or terminated prior to exercise will be available for a subsequent grant under the 2000 Plan.  The option price of any common shares cannot be less than the closing price of the shares on the day immediately preceding the day upon which the option is granted less any permitted discount.  Options granted under the 2000 Plan may be exercised during a period not exceeding five years, subject to earlier termination upon the termination of the optionee’s employment, upon the optionee ceasing to be an employee, officer, director or consultant of the Company or any of its subsidiaries, as applicable, or upon the optionee retiring, becoming permanently disabled or dying. Options granted to optionees vest over an 18 month period with no greater than 16.67% of any options granted to an optionee vesting in any three month period or such longer period as the board may determine.  The options under the 2000 Plan are non-transferable.  The 2000 Plan contains provisions for adjustment in the number of shares issuable thereunder in the event of a subdivision, consolidation, reclassification or change of the common shares, a merger of other relevant changes in the Company’s capitalization.  The board of directors may from time to time amend or revise the terms of the 2000 Plan or may terminate it at any time

.

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

As of the date hereof, options to purchase an aggregate of 3,172,834 common shares are outstanding under the 2000 Plan.

2005 Plan

A new stock option plan (the “2005 Plan”) was adopted by the board of directors in May 30, 2005 and approved by the shareholders of the Company at the annual and special meeting of shareholders on June 30, 2005 to encourage ownership of common shares by directors, officers, employees and consultants of the Company.

Options may be granted under the 2005 Plan only to directors, officers, employees, consultants of the Company and its subsidiaries and personal holding corporations controlled by a director or officer of the Company and its subsidiaries as designated from time to time by the board of directors of the Company.  The number of shares which may be reserved for issuance under the 2005 Plan is limited to 4,821,955 common shares, representing approximately 20% of the issued and outstanding common shares of the Company as at June 30, 2005, less the number of shares reserved for issuance pursuant to options granted under the 2000 Plan (currently 3,172,834 shares), provided that the board has the right, from time to time, to increase such number subject to the approval of the relevant stock exchange on which the shares are listed and the approval of the shareholders of the Company.  The maximum number of common shares which may be reserved for issuance to any one person under the 2005 Plan is 5% of the common shares outstanding at the time of the grant (calculated on a non-diluted basis) less the number of shares reserved for issuance to such person under any option to purchase common shares granted as a compensation or incentive mechanism.  Any shares subject to an option granted under the 2005 Plan that for any reason is cancelled or terminated prior to exercise will be available for a subsequent grant under the 2005 Plan.  The option price of any common shares cannot be less than the closing price of the shares on the day immediately preceding the day upon which the option is granted less any permitted discount.  Options granted under the 2005 Plan may be exercised during a period not exceeding five years, subject to earlier termination upon the termination of the optionee’s employment, upon the optionee ceasing to be an employee, officer, director or consultant of the Company or an of its subsidiaries, as applicable, or upon the optionee retiring, becoming permanently disabled or dying.  Options granted to optionees vest over an 18 month period with no greater than 16.67% of any options granted to an optionee vesting in any three month period or such longer period as the board may determine.  The options under the 2005 Plan are non-transferable.  The 2005 Plan contains provisions for adjustment in the number of shares issuable thereunder in the event of a subdivision, consolidation, reclassification or change of the common shares, a merger or other relevant changes in the Company’s capitalization.  The board of directors may from time to time amend or revise the terms of the 2005 Plan or may terminate it at any time.

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

As of the date hereof, options to purchase an aggregate of 475,000 common shares are outstanding under the 2005 Plan.

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in the Table below as of June 15, 2006, as well as the number of options granted to Directors and officers as a group.

Stock Options Outstanding

Expressed in Canadian Dollars

Name	Common Stock	Exer. Price	Grant Date	Expir’n Date
Richard J.G. Boxer	50,000	$0.10	11/01/01	11/01/06
Richard J.G. Boxer	75,000	$0.19	10/05/04	10/05/09
Richard J.G. Boxer	75,000	$0.21	10/17/05	10/05/10
Nereida Flannery	75,000	$0.21	10/17/05	10/05/10
Michael P. Kraft	400,000	$0.10	10/9/02	10/9/07
Michael P. Kraft	410,000	$0.12	6/07/01	6/07/06
Michael P. Kraft	75,000	$0.19	10/05/04	10/05/09
Michael P. Kraftchram	295,000	$0.19	1/14/05	1/14/10
Khurram Qureshi	75,000	$0.19	10/05/04	10/05/09
Khurram Qureshi	300,000	$0.19	1/14/05	1/14/10
Scott Remborg	50,000	$0.10	11/01/01	11/01/06
Scott Remborg	75,000	$0.19	10/05/04	10/05/09
Scott Remborg	75,000	$0.21	10/17/05	10/05/10
John S	75,000	$0.19	10/05/04	10/05/09

John Schram	75,000	$0.21	10/17/05	10/05/10
Bailing Xia	75,000	$0.19	10/05/04	10/05/09
Bailing Xia	75,000	$0.21	10/17/05	10/05/10
Total Officers/Directors 2,380,000

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

	Shares	Shares	Shares	Shares
	Owned	Owned	Owned	Owned
	12/31/2005	12/31/2004	12/31/2003	12/31/2002
Michael P. Kraft	2,495,658	2,090,658	2,090,658	1,940,658
Richard A. Sherman	1,523,072	1,523,072	1,523,072	1,701,695

7.A.2.  Canadian Share Ownership. On June 6, 2006, the Company’s registered shareholders’ list showed 27,910,273 common shares outstanding with 39 registered shareholders, with 27,562,074 owned by 27 shareholders resident in Canada, 197,199 shares owned by 9 registered shareholders in US and 151,000 shares owned by 3 foreign registered shareholders.  The Company has researched the indirect holding by depository institutions and other financial institutions estimates that there are 671 "holders of record" resident in Canada and 12 in US.

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

Funds Owed to Officers/Directors

Officers/Directors have lent the Company funds during the last several years to alleviate the corporate need for working capital.  Principal owed totaled:

Expressed in Canadian Dollars

Name	12/31/05	12/31/04	12/31/03
Richard J.G. Boxer	$51,649 (1)	$77,762 (1)	$nil

(1)

867214 Ontario Ltd. a company controlled by Richard J.G. Boxer loaned funds to the Company.

Interest Payable to Officers/Directors

Officers/Directors have lent the Company funds during the last several years to alleviate the corporate need for working capital.  Officer/Director loans bear interest at 12% per annum interest payable totaled:

From June 2004 through November 2004, LMK Inc., a company controlled by the wife of Michael P. Kraft, MPK Inc., a company controlled by Michael P. Kraft, and 867214 Ontario Ltd., a company controlled by Richard J.G. Boxer, loaned the Company an aggregate of $265,000. These loans bore interest at 12% per annum.  At December 31, 2004, $ 77,762 was due to 867214 Ontario Ltd.  This loan was repaid in full during 2005.

From January 2005 through February 2005, LMK Inc., a company controlled by the wife of Michael P. Kraft, MPK Inc., a company controlled by Michael P. Kraft, and 867214 Ontario Ltd., a company controlled by Richard J.G. Boxer, loaned the Company an aggregate of $223,500. These loans bore interest at 12% per annum.  At March 31, 2006, $52,992 was due to 867214 Ontario Ltd.

On September 22, 2005 the TSX Venture Exchange approved a private placement of 3,675,000 units at a price of $0.20 per unit (the “Units”).  Each Unit consisted of one (1) common share and one-half of a share purchase warrant, each whole warrant entitled the holder to purchase an additional common share of the Company, at an exercise price of $0.40 per warrant share until September 20, 2006.  The only insiders who participated in this private placement were Michael P. Kraft, as to 495,000 Units; Khurram R. Qureshi, as to 175,000 Units; Daniel Wiseman, as to 150,000 Units; Imran Atique, as to 50,000 Units; John Booth, as to 250,000 Units; Jing Zhang, as to 50,000 Units; Nicolas Chapman, as to 185,000 Units; and Bailing Xia, as to 50,000 Units.

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

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit reports of Mintz & Partners LLP, Chartered Accountants, are included herein immediately preceding the financial statements and schedules

Audited Financial Statements

for Fiscal 2005 and Fiscal 2004

Unaudited Financial Statements

For three months ended March 31, 2006 and March 31, 2005

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

Table No. 9

TSX Venture Exchange

 Common Shares Trading Activity

	Sales – Canadian Dollars
Period Ended	Volume	High	Low	Close
Monthly
May 2006	411,954	0.155	0.10	0.105
April 2006	586,658	0.16	0.13	0.13
March 2006	1,197,250	0.175	0.11	0.15
February 2006	206,800	0.19	0.14	0.14
January 2006	182,600	0.17	0.11	0.14
December 2005	285,600	0.18	0.11	0.17

November 2005	77,320	0.19	0.12	0.15
October 2005	221,640	0.22	0.16	0.185
September 2005	543,352	0.265	0.20	0.225
August 2005	611,562	0.23	0.11	0.21
July 2005	359,800	0.205	0.12	0.145
June 2005	522,700	0.21	0.12	0.19

Quarterly
03/31/2006	1,586,650	0.19	0.11	0.15
12/31/2005	584,560	0.22	0.11	0.17
09/30/2005	1,514,714	0.265	0.11	0.225
06/30/2005	996,010	0.225	0.12	0.19
03/31/2005	1,798,072	0.325	0.18	0.18
12/31/2005	1,035,710	0.32	0.17	0.28
9/30/2004	901,575	0.25	0.16	0.19
6/30/2004	2,225,398	0.42	0.20	0.23
3/31/2004	6,321,843	0.66	0.20	0.42
12/31/2004	2,361,350	0.32	0.15	0.29
9/30/2003	1,037,650	0.29	0.10	0.22
6/30/2003	364,920	0.16	0.10	0.14

Yearly
12/31/2005	4,884,356	0.325	0.11	0.17
12/31/2004	10,484,526	0.29	0.27	0.28
12/31/2003	4,048,806	0.32	0.08	0.29
12/31/2002	832,800	0.15	0.04	0.10
12/31/2001	2,118,312	0.35	0.04	0.12

The Company's shares became quoted for trading on the NASD OTC Bulletin Board on January 22, 2004.

The table No.10 lists the volume of trading and high, low and closing sales prices on the NASD OTC Bulletin Board for the Company's common shares for the last 12 months, the last twelve fiscal quarters; and since commencement of trading.

Table No. 10

NASD OTC Bulletin Board

 Common Shares Trading Activity

	Sales – Canadian Dollars
Period Ended	Volume	High	Low	Close
Monthly
May 2006	301,825	0.17	0.09	0.135
April 2006	503,710	0.14	0.11	0.135
March 2006	667,030	0.155	0.10	0.13
February 2006	209,307	0.19	0.12	0.13

January 2006	132,600	0.15	0.10	0.13
December 2005	260,282,	0.15	0.08	0.115
November 2005	67,960	0.199	0.11	0.13
October 2005	56,500	0.189	0.15	0.15
September 2005	145,689	0.23	0.13	0.18
August 2005	292,453	0.24	0.08	0.185
July 2005	84,100	0.18	0.075	0.12
June 2005	79,800	0.145	0.11	0.14
May 2005	228,985	0.18	0.106	0.135

Quarterly
03/31/2006	1,008,937	0.19	0.11	0.13
12/31/2005	384,742	0.199	0.08	0.115
09/30/2005	252,322	0.24	0.075	0.18
06/30/2005	457,285	0.182	0.105	0.14
03/31/2005	440,900	0.27	0.14	0.18
12/31/2004	379,622	0.36	0.125	0.23
9/30/2004	265,106	0.21	0.12	0.16
06/30/2004	1,165,962	0.35	0.13	0.18
3/31/2004	2,312,682	0.51	0.205	0.30

Yearly
12/31/2005	1,535,249	0.27	0.075	0.115
12/31/2004	5,446,562	0.51	0.12	0.23

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

On June 6, 2006, the registered shareholders' list for the Company's common shares showed 31 registered shareholders and 27,910,273 shares issued and outstanding. Nine of these registered shareholders were U.S. residents owning 197,199 shares representing less than one percent of the issued and outstanding common shares.

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

Share Purchase Warrants/Convertible Debenture>

As of June 15, 2006, there were 1,956,150 warrants outstanding to purchase common shares of the Company.

9.C.  Stock Exchanges Identified

The common shares trade on the TSX Venture Exchange, NASD OTCBB and are quoted for trading on the Berlin-Bremen Stock Exchange.. Refer to ITEM #9.A.4.

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

10.A.1.  Authorized/Issued Capital.  As of December 31, 2005, December 31, 2004, and December 31, 2003, the authorized capital of the Company was an unlimited number of common shares without par value and there were 27,874,773, 24,109,773, and 23,544,607 common shares issued and outstanding, respectively.

10.A.4.  Stock Options/Share Purchase Warrants

10.A.5.  Stock Options/Share Purchase Warrants

--- Refer to ITEM #6.E. and Table No. 11. ---

10.A.6.  History of Share Capital

May 1997; reverse takeover of AC,	6,978,828 shares	---
April 1997; stock option exercise,	70,000 shares	$14,000
March 1998; acquisition of CSVL,	960,000 shares	$307,200
March 2000; stock option exercise,	150,000 shares	$30,000
April 2000; private placement,	5,000,000 units	$1,811,872
November 2000; stock option exercise,	40,000 shares	$8,000
May 2001; stock option exercise,	100,000 shares	$20,000
November 2001; private placement,	1,000,000 shares	$100,000
March 2002; private placement,	3,700,000 shares	$370,000
March 2003; warrants exercise,	150,000 shares	$15,000
September 2003; warrants exercise,	18,750 shares	$2,250
September 2003; stock option exercise,	49,000 shares	$4,900
October 2003; stock option exercise,	10,000 shares	$1,000
December 2003; warrants exercise,	2,583,030 shares	$309,964
March 2004; stock option exercise,	377,666 shares	$59,766
May 2004; stock option exercise,	37,500 shares	$3,750
December 2004; stock option exercise,	150,000 shares	$37,500
September 2005; Private Placement,	3,675,000 shares	$735,000
December 2005; Stock option exercise,	90,000 shares	$10,800
March 2006; stock option exercise,	15,500 shares	$2,945
April 2006; stock option exercise,	20,000 shares	$2,000

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

Item 11 and 12

Not applicable

PART II

Item 13 and 14

Not applicable

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

Audited Financial Statements

  Auditor's Report, dated May 1, 2006

  Consolidated Balance Sheets at December 31, 2005 and December 31, 2004

  Consolidated Statements of Operations and Deficit

   for the years ended December 31, 2005 and December 31, 2004

  Consolidated Statements of Cash Flows

   for the years ended December 31, 2005 and December 31, 2004

Notes to Financial Statements

Unaudited Interim Financial Statements

  Consolidated Interim Balance Sheets at March 31, 2006 and December 31, 2005

  Consolidated Interim Statements of Operations and Deficit

   for the Three Months Ended March 31, 2006 and March 31, 2005

  Consolidated Interim Statements of Cash Flows

   for the Three Months Ended March 31, 2006 and March 31, 2005

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

June 15, 2005