Form 20-F
period 2007-03-31
LINGO MEDIA INC
filed 2007-06-29
CIK 1177167

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

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:                                                               None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.                                                             32,578,170

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

          About Market Risk................................... 77

Item 12. Description of Securities Other Than

          Equity Securities................................... 77

PART II

Item 13. Default, Dividend Arrearages and Delinquencies....... 77

Item 14. Material Modifications to the Rights of

PART III

Forward-Looking Statements

Included in this annual report are various forward-looking statements that can be identified by the use of forward looking terminology such as "may", "will", "expect", "anticipate", "estimate", "continue", "believe", or other similar words.  We have made forward-looking statements with respect to the following, among others:

-

the Company’s goals and strategies;

-

the Company’s ability to obtain licenses/permits to operate in China and Canada;

-

the importance and expected growth of English language learning in China;

-

the importance and expected growth of early childhood development in Canada;

-

the Company’s revenues;

-

the Company’s potential profitability; and

-

the Company’s need for external capital.

These statements are forward-looking and reflect our current expectations.  They are subject to a number of risks and uncertainties, including but not limited to, changes in the economic and political environment in China.  In light of the many risks and uncertainties surrounding China and the early childhood market in Canada prospective purchasers of our shares should keep in mind that we cannot guarantee that the forward-looking statements described in this annual report will transpire.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable

Item 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

3.A.2.  Selected Financial Data

Our financial statements are reported in Canadian Dollars and presented in accordance with Canadian generally accepted accounting principles and reconciled to U.S. generally accepted accounting principles in the footnotes, for the fiscal years ended December 31, 2006, December 31, 2005, December 31, 2004, December 31, 2003 and December 31, 2002. These financial reports have been audited by Mintz & Partners LLP.

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

Please note that the US GAAP reconciliation numbers in the following table are selected from the note 19 of the December 31, 2006 financial statements and note 10 of the interim financial statements as of March 31, 2007.

Table No. 3

Selected Financial Data

Expressed in Canadian Dollars

(CDN$ in 000, except per share data)

	Unaudited		Audited
	Three Months		Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended	Ended	Ended
	3/31/07	3/31/06	12/31/06	12/31/05	12/31/04	12/31/03	12/31/02

Revenue	$ 667	$ 2	$ 1574	$ 906	$ 590	$ 1018	$ 1329
Gross Profit	528	1	1255	783	495	846	885
Net Loss	(310)	(310)	(748)	(726)	(795)	(257)	68

(Loss) per Share	(0.01)	$(0.01)	$ (0.03)	$ (0.03)	(0.04)	$ (0.01)	$ (0.00)
Dividends per Share	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00

Weighted Avg. Shares (000)	29591	26070	28422	24712	22627	18728	16023
Period-end Shares outstanding(000)	32628	27890	32578	28875	24109	23545	20734

Working Capital	$ (401)	$ 28	$ (347)	$ 278	$ 271	$ 646	$ (516)
Long-Term Debt/ Loans Payable	395	53	348	-	-	106	54
Shareholders' Equity	1089	846	1376	1088	938	1620	1627
Total Assets	2834	1521	2884	1417	1798	1931	1883
US GAAP income (Loss)	$ (293)	$ (299)	$ (710)	$ (710)	$ (427)	$ (126)	$ (60)
US GAAP Basic Loss per Share	$(0.01)	$(0.01)	$ (0.03)	$ (0.03)	$ (0.02)	$ (0.01)	$ (0.00)

US GAAP Equity	$ 567	$ 398	$ 963	$ 625	$ 482	$ 764	$ (531)
US GAAP Total Assets	$ 2713	$ 1088	$ 2763	$ 1391	$ 1212	$ 990	$ 876

(1)  Cumulative Net Loss since incorporation under US GAAP has been ($4,615,982).

(2)

     a) Under US GAAP, development costs of new businesses are expensed as incurred:

        2006-$nil, 2005-$nil, and 2004-$nil.

     b) Under US GAAP, development costs amortized under Canadian GAAP would be reversed to calculate Loss per Share:  2006 – 156,648, 2005 – $133,290 and 2004 – $346,124.

     c) Under US GAAP, software development costs are expensed as incurred:

        2006-$nil; 2005-$nil; and 2004-$nil.

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

Table No. 4

U.S. Dollar/Canadian Dollar

	Average	High	Low	Close
May 2007	1.10	1.11	1.07	1.10
April 2007	1.13	1.16	1.11	1.12
March 2007	1.17	1.18	1.15	1.13
February 2007	1.17	1.19	1.16	1.11
January 2007	1.18	1.18	1.16	1.12
December 2006	1.15	1.17	1.14	1.12
November 2006	1.14	1.15	1.13	1.14
October 2006	1.13	1.14	1.12	1.17
September 2006	1.12	1.13	1.11	1.18
August 2006	1.12	1.13	1.11	1.17
July 2006	1.13	1.14	1.11	1.15
June 2006	1.11	1.12	1.10	1.11

Fiscal Year Ended Dec. 31, 2006	1.13	1.16	1.11	1.12
Fiscal Year Ended Dec. 31, 2005	1.21	1.27	1.15	1.17
Fiscal Year Ended Dec. 31, 2004	1.30	1.39	1.17	1.21
Fiscal Year Ended Dec. 31, 2003	1.40	1.57	1.29	1.29
Fiscal Year Ended Dec. 31, 2002	1.57	1.67	1.51	1.58

3.B.  Capitalization and Indebtedness

Not applicable

3.D.  Risk Factors

The Company is subject to a number of risks and uncertainties.

Lingo Media (the “Company”) develops, publishes and licenses book, audio/video cassette, CD-based product and supplemental product for English language learning for the educational school markets in China.  In addition, through its subsidiary, A+ Child Development (Canada) Ltd. (“A+”), the Company specializes in early childhood cognitive development programs, through the publishing and distribution of educational materials along with its proprietary curriculum through its four offices in Canada - Calgary, Edmonton, Toronto and Vancouver.

In 2006, through the acquisition of A+, Lingo Media extended its business to include the sale of early childhood development programs in Canada. A+ operates through its office in Calgary, Alberta, Canada. A+ is involved in the business of early childhood cognitive development, through the publishing, teaching and distribution of educational materials along with its proprietary curriculum developed by its advisory panel of psychologists.

Lingo Media operates two distinct reportable business segments as follows:

English Language Learning: The Company develops, publishes, and licenses book, audio/video cassette, CD-based product and supplemental product for English language learning for the educational school market in China.

Early Childhood Development: The Company specializes in early childhood cognitive development programs, through the publishing and distribution of educational materials along with its unique curriculum through its four offices in Canada - Calgary, Edmonton, Vancouver and Toronto.

The Company derives the majority of its revenue from doing business in Canada and China. If any of the following risks occur, our business, results of operations and financial condition would likely suffer.  In any such events, the market price of our common stock could decline and you may lose all or part of your investment in our shares of common stock.

Risks associated with business of A+

Dependence on third party vendors

The Company sells programs that include third party products.  There is no certainty that the vendors of these products will continue the production of these products and the Company’s ability to source a replacement of such products. Such discontinuation of these products will significantly impact our ability to continue the sales of these programs.

Dependency on key personnel

The Company’s future success is dependent on the success and ability of its key management.  The loss of key personnel or the inability to attract and retain highly qualified personnel, consultants or advisors could adversely affect the Company’s business.  The Company faces competition for such personnel from other companies and organizations.  There can be no assurance that the Company will be successful in hiring or retaining qualified personnel.  The inability of the Company to retain and attract the necessary personnel or the loss of services of any of its key personnel could have a material adverse effect on the Company’s profitability.

Inability of the Company to keep pace with the new technologies may result in reduced profitability

The Company sells programs primarily consisting of printed materials.  The educational industry continues to evolve from traditional printed materials to digital products. The inability of the Company to keep pace with the new technologies and standards in the educational industry could render its products and services non-competitive.  The Company’s future success will depend on its ability to address the increasingly sophisticated needs of its customers by producing and marketing enhancements to its products and services that respond to customer requirements. The Company may be required to invest significant capital in order to remain competitive. A failure on the part of the Company to effectively manage a product transition will directly affect the demand for the Company’s products and the future profitability of the Company’s operations.

Losses may increase due to fluctuation in exchange rate

The Company’s programs include third party products that are purchased in US dollars and the Company may incur losses if the US Dollar is strengthened against the Canadian dollar.

Sales may reduce if the Company is not able to arrange consumer financing

The Company’s sales are highly dependent on its ability to arrange a third party financing for the customer.  The Company’s revenues will significantly decline if the third party financier decides to discontinue this program and we are unable to negotiate other sources of similar consumer financing program.

Limited ability to generate sales leads

Company is highly dependent on its ability to generate sales leads through its telemarketing activities.  A new technology that would block incoming telemarketing telephone calls into homes will jeopardize the Company’s ability to generate sales leads and revenues in Canada.

A+ derives all of its revenue from sales made in a clients home. This format requires that an appointment be made with the family in order for the sale to take place. The appointment can only be arranged from leads generated from our call centres. There are certain factors that could restrict the number of appointments that we are able to set. including:

1)

The number of families with children 3 and under in the territory which we serve, roughly 1 million households. We work off lists purchased from brokers to contact these people. Approximately 400,000 names of such families end up on such lists. The number of names we will require as we expand will exceed that figure. When this occurs the growth in the child development side of the company will plateau, as will profits.

2)

Other factors which could reduce appointments include:

a.

Increasingly more stringent privacy laws

b.

The possibility and indeed the likelihood of a “do not call” list being legislated.

c.

A perceptible increase in the reluctance of families to entertain a perceived “sales person” in their home.

These could lead to detrimental effects on the Company’s ability to make appointments with prospective customers and will affect productivity and therefore profitability.

Possible lack of trained management staff may reduce our future profitability

In order to provide as broad coverage as possible in the territory we serve, it is necessary to establish district sales offices, which serve between 100,000 and 300,000 prospective families. As expansion takes place we must of course have managers who can hire, train and continually advise and assist sales consultants. In order to do this the manager must have experience and knowledge in this highly specialized and unique field. This means that, ideally, the manager should be hired from within the sales consultant force. This does not totally rule out hiring a manager from outside operations, but should that be necessary, such person would probably require 6-12 months of training to effectively manage a district sales office. There is always the risk of under performing sales results, in district offices, which could restrict profitability.

Risks associated with doing business in China

Risk of failing to achieve market acceptance

Although the Company has contracts with People Education Press (“PEP”) in Beijing for English Language Learning materials, there can be no assurance that the State Ministry of Education in China will continue to accept the educational publications produced by the Company.

Our limited experience in China may impede our success

The Company has limited experience in providing traditional educational publishing in China.  Although the Company has retained the services of Canadian, US, British and Chinese educators to assist the Company with these endeavors, there can be no assurance that the Company will be able to attract and retain qualified personnel with relevant experience for the continued management and development of its business.

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

If the Yuan were no longer pegged to the basket of currencies, rate fluctuations may have a material impact on the Company’s consolidated financial reporting. The Company’s accounts receivable from China will decline in value if the Yuan depreciates relative to the Canadian and United States Dollar.  Any such depreciation could adversely affect the market price of our common stock.  Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations.  To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.  While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to successfully hedge our exposure at all.  In addition, our currency exchange losses may be magnified by Chinese exchange control regulations that may restrict our and our Chinese partners’ ability to convert Renminbi into United States Dollars.

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

 Although the Company is considering the use of multimedia interactive content, the continued growth of multimedia products and online learning may detract from the viability of the Company’s traditional publishing activities.

Risk of the Company’s failure to manage its growth effectively as it attempts to expand operations in China

As the Company endeavors to increase its sales and develop new lines of business, it will be subject to a number of risks associated with the management of such growth. These risks include increased responsibilities for existing personnel, the need to hire additional qualified personnel and, in general, higher levels of operating expenses.  In order to manage current operations and any future growth effectively, the Company will need to continue to implement and improve it’s operational, financial and management information systems and to hire, train, motivate, manage and retain qualified employees.  In particular, it will need to ensure that adequate mechanisms are in place to address potential growth from the largely untapped Chinese marketplace and to ensure that the Company has hired, trained and retained employees that are familiar with that marketplace.  There can be no assurance that the Company will be able to manage such growth effectively, that its management, personnel or systems will be adequate to support the Company’s operations or that the Company will be able to achieve the increased levels of revenue commensurate with the increased levels of operating expenses associated with this growth. In the event the Company is unable to manage its growth effectively due to expenses exceeding sales, the timing of expenses becoming due or other reasons, the Company may be forced to reduce or curtail operations.

The Company’s customer base is concentrated and the loss of the one customer could cause the Company’s business to suffer significantly

We have derived and believe that we will continue to derive a significant portion of our revenues from one large customer.  In 2004, 2005 and 2006, one customer accounted for 91%, 98% and 75% of the Company’s revenues respectively. The loss, cancellation or deferral of the large contract with this large customer would have a material adverse effect on our revenues from China.  In addition, there can be no assurance that we will continue to bring in new significant customers in China.

Other Risk Factors

Dependence on Michael P. Kraft, the Company’s Chief Executive Officer, as well as other executives

The Company’s future success is dependent on the success and ability of its key management and product development teams.  The Company has obtained key man insurance on its senior executive in the amount of $1,000,000.

The loss of key personnel or the inability to attract and retain highly qualified personnel, consultants or advisors, could adversely affect the Company’s business.  The Company faces competition for such personnel from other companies and organizations.  There can be no assurance that the Company will be successful in hiring or retaining qualified personnel.  The inability of the Company to retain and attract the necessary personnel or the loss of services of any of its key personnel could have a material adverse effect on the Company.

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

Dependence on key contractors for maintenance of high quality content

A key component of the continued success of the traditional publishing activities of the Company will be the ability of the Company to maintain high quality content.  The Company must continue to develop new and innovative products to sustain its educational publishing activities in order to ensure the continued viability of the traditional publishing aspects of its business.  Although the Company continues to retain experienced educators and editors to develop content for its educational publications, there can be no assurance that the Company will be able to continue hiring experienced educators and editors to maintain the current high quality level of content for future publications.

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

We may need additional capital in the future and it may not be available on acceptable terms

We may need to raise additional funds in order to finance our operations.  The Company expects that corporate growth will be funded from equity and/or debt financing(s) to help generate needed capital.  Insuring that capital is available to increase production; sales and marketing capacity; and to provide support materials and training in the market place and to expand is essential to success.  There can be no assurance that financing will be available on terms favorable to us, or at all.  If adequate funds are not available on acceptable terms, we may be forced to curtail or cease our operations.  Even if we are able to continue our operations, the failure to obtain financing could have a substantial adverse effect on our business and financial results.

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

Our public trading market is highly volatile

The Company's common shares trade on the TSX Venture Exchange under the symbol "LMD", and on NASD:OTC BB under the symbol “LNGMF” and are quoted on the Berlin-Bremen Stock Exchange under the symbol LIM.BE and the German securities code is (WKN) 121226.

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

The stock market has experienced significant price and volume fluctuations, and the market prices of companies, have been highly volatile.  Investors may not be able to sell their shares at or above the then current, OTC BB price.  In addition, our results of operations during future fiscal periods might fail to meet the expectations of stock market analysts and investors.  This failure could lead the market price of our common shares to decline.

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

Risk Factors Associated With Jintu Joint Venture in China:

Jintu JV is a development stage company and is subject to all of the uncertainties of starting a new business segment.

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

Jintu JV requires a total of ¥5,000,000 Yuan as its Registered Capital and the Company will be required to invest its proportionate share or ¥2,550,000 Yuan (CDN$365,000) as its contribution to the Jintu JV.   There can be no assurance that the Company will have sufficient funds to finance its share of the Registered Capital required for the establishment of the Jintu JV.

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

The joint venture’s future success is dependent on success and ability of its key executive officer, Yan Hui Zhang. The loss of its key officer or the inability to attract and retain highly qualified personnel, consultants or advisors, particularly with respect to the Company’s intended expansion into the distribution of print media products in China, could adversely affect the Jintu JV’s operations. Jintu JV may need additional capital in the future and it may not be available on acceptable terms. If adequate funds are not available on acceptable terms, we may be forced to curtail or cease Jintu JV’s operations.  Even if we are able to continue Jintu JV’s operations, the failure to obtain financing could have a substantial adverse effect on its business and financial results.

ITEM 4.  INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Introduction

The Company operates two distinct reportable business segments as follows:

English Language Learning: The Company develops, publishes, distributes and licenses book, audio/video cassette, CD-based product and supplemental product for English language learning for the educational school market in China and in Canada.

Early Childhood Development: The Company specializes in early childhood cognitive development programs, through the publishing and distribution of educational materials along with its unique curriculum through its four offices in Canada - Calgary, Edmonton, Vancouver and Toronto.

The Company’s executive office is located at:

 151 Bloor Street West

 Suite 703

 Toronto, Ontario, Canada M5S 1S4

 Telephone:  (416) 927-7000

 Facsimile:  (416) 927-1222

 E-mail:  investor@lingomedia.com

 Website: www.lingomedia.com

The Company’s Beijing Representative office is located at:

 Kenzo Oriental Tower 11K

 48 Dongzhimenwai Dajie

 Dongcheng District

 Beijing 100027 China

Following are the office of Company’s subsidiary A+:

Head Office

#341, 2116 – 27 Ave. N.E.

Calgary Alberta, Canada

T2E 7A6

Sales Offices A+

Edmonton

#1021, 5004 – 98 Ave.

Edmonton Alberta, Canada

T6A 0A1

Vancouver

#204- 3997 Henning Drive

Burnaby British Columbia, Canada

V5L 6N5

Ontario

#301, 9040 Leslie Street

Richmond Hill, Ontario, Canada

L4B 3M4

The contact person is: Imran Atique – Secretary and Treasurer

The Company's fiscal year ends December 31st.

The Company's common shares trade on the TSX Venture Exchange under the symbol "LMD", and on NASD:OTC BB under the symbol “LNGMF” and are quoted on the Berlin-Bremen Stock Exchange under the symbol LIM.BE and the German securities code is (WKN) 121226.

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

The Company currently has four subsidiaries: Lingo Media Ltd. "LML", Lingo Media International Inc. "LMII" and Lingo Group Limited. "LGL" and A + Child Development (Canada) Ltd. (“A+”)

LML was incorporated pursuant to the Business Corporations Act (Ontario) on November 21, 1994 under the name Alpha Corporation.  Alpha Corporation changed its name to Lingo Media Ltd. on August 25, 2000.

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

A+ was incorporated pursuant to the Business Corporations Act of Alberta on February 12, 1999. A+ is 70.33% owned by the Company.

Acquisition of A + Child Development (Canada) Ltd.

In 2006, Lingo Media acquired a 62.33% controlling interest in A+ and acquired an additional 8% interest in March 2007. A+ derives revenues from publishing and distribution of educational materials aimed at the early childhood market.  A+ has developed a unique curriculum for parents to use with their children based on the latest neuroscience research. To date, A+ has focused its marketing efforts only in Canada. With Lingo Media’s established operations in Beijing, A+ plans to introduce its learning system and products to parents of pre-school children in China. Plans also include an expansion of A+’ markets to the United States and Latin America.

Under the terms of the acquisition, Lingo Media:

i)

acquired 50.33% of the outstanding capital stock of A+ from its shareholders for the purchase price of CAD$730,000 satisfied by issuing 2,650,000 common shares of Lingo Media and paying CAD$200,000 cash;

ii)

invested CAD$150,000 in A+ for an additional 12% interest;

iii)

invested a further CAD$100,000 in A+ for an additional 8% interest; and

iv)

issued an additional 3,000,000 common shares of Lingo Media to the selling shareholders of A+ subject to meeting annual earnings milestones to be held in escrow and released over a three-year period with a maximum of 1,000,000 shares released per year;

4.B.  BUSINESS OVERVIEW

Background

Lingo Media develops, publishes and licenses book, audio/video cassette, CD-based product and supplemental product for English language learning for the educational school markets in China.  In addition, through its subsidiary, A+, the Company specializes in early childhood cognitive development programs, through the publishing and distribution of educational materials along with its proprietary curriculum through its four offices in Canada - Calgary, Edmonton, Vancouver and Toronto.

In 2006, through the acquisition of A+ Lingo Media extended its business to include the sale of early childhood development programs in Canada. A + operates through its offices in Calgary, Alberta, Canada. A+ is involved in the business of early child cognitive development, through the publishing, teaching and distribution of educational materials along with its unique curriculum developed by its advisory panel of psychologists.

Lingo Media operates two distinct reportable business segments as follows:

English Language Learning: The Company develops, publishes, and licenses book, audio/video cassette, CD-based product and supplemental product for English language learning for the educational school market in China.

Early Childhood Development: The Company specializes in early childhood cognitive development programs, through the publishing and distribution of educational materials along with its unique curriculum through its four offices in Canada - Calgary, Edmonton, Vancouver and Toronto.

The Company derives the majority of its revenue from doing business in Canada and China. If any of the following risks occur, our business, results of operations and financial condition would likely suffer.  In any such events, the market price of our common stock could decline and you may lose all or part of your investment in our shares of common stock.

English Language Learning

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

China Publishing

Lingo Media has spent six years developing English as a Foreign Language (EFL), products, programs, and relationships in the Chinese market. Learning to communicate in English is seen as a top priority for Chinese school students and young adult learners. Along with learning how to use a PC, English skills are perceived as a key determinant of their future levels of prosperity. The Company’s EFL book, audio and CD-based programs are unique in that they have a special focus on the spoken language. In addition to developing learning materials, considerable resources have been expended on the development of relationships with leading Chinese publishers, both in the education and trade sectors, as well as in extensive marketing of Lingo Media’s programs.

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

People’s Education Press “PEP”:

People's Education Press, a division of China's State Ministry of Education, publishes more than approximately 60% of educational materials for the K-12 market throughout China, for all subjects, including English. PEP has a readership of more than 120 million students. Lingo Media has co-published four programs with PEP since August 2000. Three series target the elementary market of 100 million students: PEP Primary English (for grades 3 to 6); Starting Line (Grades 1-6); and Beginning English for Young Learners (Kindergarten, Grades 1& 2). The Junior Reading Comprehension series is for junior middle school students. Initial levels of all four programs were launched in September 2001 and subsequent levels have been introduced. All series include textbooks, activity books, audiocassettes, teacher resource books, and supplementary materials.

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

The Lingo Media Approach

Lingo Media specializes in publishing materials for language learning. Lingo Media focuses on two sectors: English as a Second Language (ESL) in English-speaking countries and English as a Foreign Language (EFL) in China.

The key to publishing successful EFL programs are two simple concepts: quality and relevance. Our core philosophy says that English language learning materials should be relevant to the market we are trying to reach. In a nutshell, our approach involves:

Researching and understanding the market

The process began with relationship building and communication.  We talk with key organizations; associations and ministries in a each country to better understand needs and concerns. We looked for the right niche for Lingo Media, then seeked local partners to aid in the marketing and implementation of our programs.  Moreover, we searched for individuals in China who manage the Company’s affairs.  These individuals become our links to China's community and culture.

Bilateral Relationships

With Lingo Media liaisons in place, our goal is to assure that our English language learning materials meet the highest educational standards.

Constant Monitoring of Effectiveness

Our people in the field in China are constantly monitoring the effectiveness of our programs; they ask and answer the crucial questions - Does the material serve the intended audience?

Comprehensive product development

Because we know that a language learning program needs to serve a number of different groups, we considered the requirements of all of the ultimate users: administrators, teachers and students.  Each group has its own perspective. We developed an approach that works for all.

Collaborative partnerships

With local partners and educational organizations involved with the process of implementing programs, they are pleased with the results.  Our partners are involved in all stages of program marketing, implementation and monitoring – in effect they are strategic team members.

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

We intend to acquire companies or establish a new company involved in the following distribution channels:

·

Educational market:  including the sale of supplemental educational products to K-12 public schools, vocational schools, colleges, universities and other educational institutions

·

Retail market:  including the sale of educational books, newspapers and magazines through bookstores, newsstands, book clubs and direct-to-consumer

As part of the China Expansion Plan, the Company signed a definitive Joint Venture Agreement with Sanlong Cultural Enterprises (“Sanlong”) in 2005. The joint venture company will be known as Jintu Cultural Media Company (“Jintu” or the “Joint Venture”). Jintu will continue Sanlong’s recently launched a direct-to-consumer business of distributing educational newspapers located in Shijiazhuang, Hebei Province, China. Under the JV

Agreement, Lingo Media will invest approximately CDN $365,000 (¥2,550,000 RMB) for its 51% share of Jintu. The Joint Venture will use the proceeds for Hebei Province, to increase the size of its sales force and for operations.

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

We intend to acquire companies or establish a new company involved in the following distribution channels:

·

Educational market:  including the sale of supplemental educational products to K-12 public schools, vocational schools, colleges, universities and other educational institutions

·

Retail market:  including the sale of educational books, newspapers and magazines through bookstores, newsstands, book clubs and direct-to-consumer

As part of the China Expansion Plan, the Company signed a definitive Joint Venture Agreement with Sanlong Cultural Enterprises (“Sanlong”) in 2005. The joint venture company will be known as Jintu Cultural Media Company (“Jintu” or the “Joint Venture”). Jintu will continue Sanlong’s recently launched a direct-to-consumer business of distributing educational newspapers located in Shijiazhuang, Hebei Province, China. Under the JV Agreement, Lingo Media will invest approximately CDN $365,000 (¥2,550,000 RMB) for its 51% share of Jintu. The Joint Venture will use the proceeds for Hebei Province, to increase the size of its sales force and for operations.

Early Childhood Development

A+, markets a cognitive development program to the parents of children from newborn to age five. The program is based upon the significant knowledge of brain development that has come about since the invention of sophisticated brain scanning equipment and devices. The components of the program are designed to deliver to the child, age appropriate properly neurobiologically sequenced and developmentally valid information. It is designed with the goal of having the child in the home eventually reach his/her full intellectual potential.

A+ has four offices in Canada - Toronto, Calgary, Edmonton and Vancouver. It is opening a sales office in Mississauga, Ontario. Expansion plans call for the opening of another sales office in Ottawa, Ontario before the end of 2007 and another sales office in London, Ontario in early 2008.

It has recently developed an Educational Assistance Program that is designed to help school aged children who are underachieving. This is a home based program which first of all brings children to the level of their peers and then proceeds on to develop sound study habits, research techniques and the ability to write reports and essays and carry out school projects. A+ also plans to re-launch its Education Universe website to develop both a parenting advice section and a on-line shopping center marketing children’s books and music CD’s at discount prices.

Products

English Language Learning product description

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

Components:	Self-Study Books: 6 Audiocassettes: 12
Target Audience:	Self-Study Adult Market

Series:	Communicate 1, 2 and 3
Type of Program:	English as a Foreign Language (EFL) English as a Second Language (ESL)
Description:

English language learning through the communicative approach.  This textbook series leads  the middle school learner  through English language learning while exploring topics such as culture and travel.  Students will learn to read, write, and speak authentic English while improving their listening comprehension as well. The student book, CD, and CD-Rom enable a student to study, practice, and prepare for each class with confidence.

Components:	Student Book, CD and CD-Rom
Target Audience:	Middle School Students Year 7-9
Number of Levels:	3
Author(s):	Diane Pirie
Publisher:	Lingo Media Mexico School Edition: Co-publisher – Noriega

Series:	Vocational English
Type of Program:	English as a Foreign Language (EFL) English as a Second Language (ESL)
Description:

Create fluency and gain skills in modern spoken and written English  using modern pedagogy.  Students will gain oral fluency as they work across the four modalities—listening, speaking, reading and writing—while supporting their general knowledge skills.  This program uses two different textbooks—listening/speaking, and reading/writing, as well as audiocassettes, to support learning.

Components:	Student Books, Audiocassettes
Target Audience:	Chinese Vocational School
Number of Levels:	4
Publication Date:	September 2006
Author(s):	Lisa Bruno, Lisa Black, Sarah Miller
Publisher:	Lingo Media China School Edition: Co-publisher – Yilin Press

Early Childhood Development Product Description

The components of the A+ program are as follows:

1.

3 Steps Ahead – Employs colour cards with symbols and uses a magnetically activated light pen.  Teaches basic classification and discrimination.

2.

The Phonics Factory – Teaches the sounds of our language and the letters and words that are used to record those sounds.  Teaches basic language structure and the connection between sight and sound.

3.

The Math Factory – Teaches numerals and their values.  Teaches basic computations skills utilizing numerals.

4.

Children’s Dictionary – Defines and in most cases provides illustrations of the 1,500 most commonly used words.

5.

Classical Music – Selection assist in developing linear thinking skills, increases attention span and provides a calming and soothing effect.

6.

Welcome to Reading – A complex kit divided into four modules that teaches reading recognition, basic reading skills and progresses through to reading comprehension and composition.

7.

A 15 Volume Set arranged thematically – Contains answers to most questions asked by pre-school children and allows them to pursue an interest.  Provides the beginning basic skills necessary to become an independent learner.  Provides numerous hands-on activities that can be done by the child with the parent.

8.

Launch Pad Library – Well illustrated series that concentrates on providing in-depth information on the “need to know” topics for the pre-school child.

9.

Young Scientist Series – Provides basic information on all of the sciences and progresses to a stage where they can be used throughout Elementary School.  Contains 180 elementary experiments that can be done with a parent.

10.

Treasure Tree Knowledge – 16 Volume Set.  Well illustrated designed to be read by the children on their own.  Continue to develop reading and comprehension skills.

11.

Student Discovery Library – 15 Volume Set.  Providing information on most relevant subjects laid out in an encyclopedic format.  Further develops the research skills needed to become an independent learner.

12.

Interactive Reader Series – Well illustrated set that provides solid information and then tests the absorption and comprehension of the child by frequent question boxes throughout the set.

13.

Wise Old Owl – Provides 100 Coupons that can be used to obtain answers to questions that children have.  Provides those answers in age appropriate language and develops child’s delayed gratification attitude.

14.

The Parents Curriculum Guide – A step-by-step instruction manual that guides the parent through proper utilization of the entire A+ program.

United States vs. Foreign Sales/Assets

During the fiscal years ended December 31, 2006, 2005, and 2004 respectively, $685,521, $17,812, and $54,925 of sales revenue were generated in Canada.

During the fiscal years ended December 31, 2006, 2005, and 2004 respectively, no sales revenue were generated in the United States.

During the fiscal years ended December 31, 2006, 2005, and 2004 respectively, $888,816, $888,545, and $534,729 of sales revenue were generated in China.

At December 31, 2006, and 2005, substantially all of the Company’s assets were located in Canada. At December 31, 2006, the majority of the Company’s identifiable assets are located in Canada, except for $182,520 that are located in China.

Dependency upon intellectual property

The Company is dependent on its intellectual property and the contracts in China with various Chinese publishers and in Canada with it’s A+ Parent’s Curriculum Guide.

Seasonality

The Company may experience some seasonal trends in the sale of its publications.  For example, sales of educational published materials experience seasonal fluctuations with higher sales in the Spring (second calendar quarter) and Fall (fourth calendar quarter).

Research and Development, Trademarks, Licenses, and Etc.

Research and Development

During the years ended December 31, 2006, 2005 and 2004, respectively, the Company expended $152,426, $104,106 and $160,554 on research and development, under the categories of “development costs” “software development costs” and “deferred costs”.  These expenditures were primarily directed at developing products for the China market.

Trademarks and Copy rights

The Company owns the trademarks, Lingo Media, EnglishLingo and EnglishNihao, in Canada and China. In addition, certain materials are copy righted.

Employees

As of June 15, 2007, the Company had one hundred thirty eight employees including hundred eighteen employees of A+. Fourty three of these employees are part-time. None of the Company's employees are covered by collective bargaining agreements.

4.C. Organization Structure

The Company currently has four active subsidiaries: Lingo Media Ltd., Lingo Media International Inc., Lingo Group Limited and A+ Child Development (Canada) Limited. Refer to ITEM 4.  “Information on the Company, 4.A. History and Development of the Company, History and Development” for more information.

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

A+ has following rented premises:

Size (sq. ft.)
Head Office #341, 2116 – 27 Ave. N.E. Calgary Alberta, Canada T2E 7A6	3,366
Edmonton #1021, 5004 – 98 Ave. Edmonton Alberta, Canada T6A 0A1	1,905
Vancouver #204- 3997 Henning Drive Burnaby British Columbia, Canada V5L 6N5	1,671
Ontario #301, 9040 Leslie Street Richmond Hill, Ontario, Canada L4B 3M4	2,811

The Company is outsourcing its manufacturing services.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended December 31, 2006, and December 31, 2005 and for the three months ended March 31, 2007 and March 31, 2006 should be read in conjunction with the consolidated financial statements of the Company and the notes thereto.

The following discussion contains forward-looking statements that are subject to significant risks and uncertainties.  Readers should carefully review the risk factors described herein and in other documents the Company files from time to time with the Securities and Exchange Commission.

5.A Overview

Lingo Media develops, publishes and licenses book, audio/video cassette, CD-based product and supplemental product for English language learning for the educational school markets in China.  In addition, through its subsidiary, A+, the Company specializes in early childhood cognitive development programs, through the publishing and distribution of educational materials along with its proprietary curriculum through its four offices in Calgary, Edmonton, Vancouver and Toronto.

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

In management’s opinion, revenue recognition, development costs, deferred costs, acquired publishing content and use of estimates as presented in the financial statements of the year ended December 31, 2006 are critical accounting policies and are as follows:

Revenue recognition:

Revenues from the sale of educational products in Canada are recognized at the time of delivery and when the risk of ownership is transferred and collectibility is reasonably assured.

Royalty revenue from sales by licensees of finished products in China is recognized based on confirmation of finished products produced by its licensees.  Royalty revenue from audiovisual product is recognized based on the confirmation of sales by its licensees, and when collectibility is reasonably assured.  Royalty revenues are not subject to right of return or product warranties. Amounts received in advance of the confirmation are treated as customer deposits. Revenue from the sale of published and supplemental products is recognized upon delivery and when the risk of ownership is transferred and collectibility is reasonably assured.

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

Acquired publishing content:

The costs of obtaining the English as a Foreign Language ("EFL") program entitled "Communications: An Interactive EFL Program" and an international folktale series entitled "Stories Lost and Found: The Universe of Folktale" have been capitalized and are being amortized over a five-year period.  The Company regularly reviews the carrying values of its acquired publishing content.  The Company evaluates the carrying value of these assets based on the undiscounted value of expected future cash flows.  If the carrying value exceeds the amount recoverable, a write-down of the asset to its estimated fair value would be charged to operations in the year such a write-down is determined to be necessary.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at December 31, 2006 and December 31, 2005 and the reported amounts of revenue and expenses during the years then ended.  Actual results may differ from those estimates.  Significant areas requiring the use of management estimates related to the useful lives and impairment of property and equipment, development costs and acquired publishing content.

Operating Results

Three Months Ended March 31, 2007 vs. Three Months Ended March 31, 2006

Revenue and Margin

Lingo Media earned revenues as follows:

	English Language Learning	Early Childhood Development	Total
Revenue	$ 587	$ 666,946	$ 667,533
Cost of Sales	235	139,339	139,574
Margin	$ 352	527,607	$ 527,959

Revenues from China for the quarter ended March 31, 2007 were $nil compared to $nil for Q1-2006. The Company continues to advance its relationship with PEP and has developed new programs to maintain its royalty revenue. The Company had unearned revenues of $177,778 as at March 31, 2007 as compared to $123,000 as at March 31, 2006.

In July 2006, the Company entered into a publishing agreement with Yilin Press to co-publish a Vocational English For College program in China.  In addition, the Company developed a new educational program – Lingo Kindergarten English – aimed at China’s vast pre-school market.

Lingo Media has expanded its in-house product development team with the appointment of Suzanne Robare as its Managing Editor in order to develop new English language learning programs.  The Company has also appointed Jenny Bao as Director of Marketing to enhance its relationships with existing customers and to secure new business.

In 2006, Lingo Media expanded into early childhood development sector through the acquisition of A+ effective October 1, 2006. A+ publishes and distributes educational materials aimed at the early childhood market.  A+ has developed a proprietary curriculum for parents to use with their children based on the latest neuroscience research. A+ has focused its efforts in Canada and with Lingo Media’s established operations in Beijing, A+ plans to introduce its learning system and products to parents of pre-school children across China. Future plans also include an expansion to the United States and Latin America.

General and Administrative

General and administrative costs consist of executive compensation, consulting fees, office administration, rent, marketing, professional fees, shareholders services, any foreign exchange losses or gains and government grants which are offset against the general and administration expenses incurred during the period.

General and administrative expenses were $770,319 during the first quarter of 2007 as compared to $178,927 for the similar period of 2006. Overall, general and administrative expenses increased due to the acquisition and consolidation of A+ operations into the financials of Lingo Media for the first quarter of 2007.  Below is the detailed analysis of general and administrative expenses for the quarter ended March 31, 2007:

	Early	English		English
	Childhood	Language		Language
	Development	Learning	Total	Learning
	Q1-2007			Q1-2006
Advertising and Promotion	1,862	5,012	6,874	2,292
Selling	403,823	-	403,823	-
Executive Compensation	-	35,521	35,521	36,777
Consulting Fees and Employee Compensation	84,140	86,429	170,569	117,692
Travel	12,454	3,517	15,971	16,365
Administration	36,258	32,421	68,679	30,912
Premises	33,142	31,701	64,843	27,071
Equipment Leases	3,166	4,089	7,255	2,685
Foreign Exchange	-	(9,768)	(9,768)	(39,057)
Shareholder Services	-	5,120	5,120	9,947
Professional Fees	4,862	25,320	30,182	9,636
	579,707	219,362	799,069	214,319
Less: Grants		(28,750)	(28,750)	(35,392)
Total	579,707	190,612	770,319	178,927

Government Grants

The Company makes applications to the Canadian government for various types of grants to support its publishing and international marketing activities.   Each year, the amount of any grant may vary depending on certain eligibility criteria (including prior year revenues) and the monies available to the pool of eligible candidates.

These government grants are recorded as a reduction of general and administrative expenses to offset direct costs funded by the grant. The Company records a liability for the repayment of the grants in the period in which conditions arise that will cause the government grant to be repayable.  Certain government grants are repayable in the event that the Company's annual net income for each of the previous two years exceeds 15% of revenue. During the quarter, the conditions for the repayment of grants did not arise and no liability was recorded. Included as a reduction of general and administrative expenses, are government grants of $28,750 for the first quarter of 2007 (Q1-2006 – $35,392), relating to the Company's publishing projects in China.  While the Company will continue to apply for various government grants to fund its ongoing development and market expansion, there can be no assurance the Company will be successful in obtaining these grants in the future, that the Company will meet the eligibility requirements for the grants or that the programs will still be offered for qualifying companies.

Foreign Exchange

Included in general and administrative expenses is a foreign exchange loss of approximately $9,768 as compared to a gain of $39,057 during the first quarter of 2006, relating to the Company's currency risk through its activities denominated in foreign currencies as the Company is exposed to foreign exchange risk as a substantial portion of its revenue is denominated in US dollars and Chinese Renminbi.

Interest on Debt

During the quarter, the Company had loans payable bearing interest at 12% (Q1-2006 - 12%) per annum.  Interest expense related to these loans for the first quarter of 2007 is $11,366 (Q1-2006 - $1,479).  At March 31, 2007, $394,771 (Q1-2006 - $52,992) was due to those lenders.

In addition, the Company has revolving lines of credit bearing interest at prime plus 2% and 2.5% per annum. These bank facilities are supported by general security agreements, a short term investment and a charge against the Company’s accounts receivable and inventory.  Interest expense paid on the loan for the quarter is $18,646 (Q1-2006: $1,802). The outstanding balance of these loans at quarter-end was $485,000.

Amortization

The following is a summary amortization schedule:

	Q1-2007	Q1-2006
Property Plant and Equipment	4,120	2,041
Development Costs	16,598	46,199
Acquired Publishing Content	-	17,668
	20,718	66,268

Amortization expense includes amortization of property and equipment, development costs and acquired publishing content. The amortization charge for Q1-2007 was $20,718 (Q1-2006 - $66,268). This represents a significant decrease over 2006 due to reduced carrying values of development costs.

Stock-Based Compensation

The Company amortizes stock-based compensation with a corresponding increase to the contributed surplus account. During the first quarter of 2007, the Company expensed $17,154 compared to $62,325 during Q1-2006.

Net Loss

The Company reported a net loss of ($309,674) for the first quarter of 2007 as compared to a net loss of ($309,640) for Q1-2006. The Company reported taxes paid of $nil for the first quarter  ended March 31, 2007 compared to taxes paid of $nil during the first quarter of 2006.

5.B Liquidity and Capital Resources

Three Months Ended March 31, 2007

As at March 31, 2007, the Company had bank indebtedness  of $16,701 (Q1-2006 - $14,779), short term investment of $150,000 and accounts and grants receivable of $251,805 (Q1-2006 - $533,511). The Company’s total current assets amounted to $933,049 (Q1-2006 - $705,613) with current liabilities of $1,333,852 (Q1-2006 - $677,786) resulting in a working capital deficiency of $400,802 (Q1-2006 - working capital of $27,827).

During the course of Q1-2007, the Company received $5,000 through the exercise of stock options. The Company secured additional loans in the amount of $47,230.  As at March 31, 2007, the company had two lines of credit with a balance outstanding of $485,000. First bank facility is secured by the accounts receivable from China, which in turn are insured by the Export Development Corporation. Second bank facility is secured by a General Security Agreement and the short-term investment of $150,000.

The Company receives government grants based on certain eligibility criteria for international marketing support and publishing industry development in Canada. These government grants are recorded as a reduction of general and administrative expenses to offset direct costs funded by the grant.  The Company receives these grants throughout the quarter from different agencies and government programs.   Each grant is applied for separately based on the Company either meeting certain eligibility requirements.  The Company has relied on obtaining these grants for its operations and has been successful at securing them in the past but it cannot be assured of obtaining these grants in the future.

Government grants received during Q1-2007 were $28,750 compared to $35,392 in Q1-2006.

The Company plans on raising additional equity through private placements, as the capital markets permit, in an effort to finance its growth plans in addition to finance ongoing working capital needs resulting therefrom.  The Company has been successful in raising sufficient working capital in the past.

Fiscal Year Ended December 31, 2006

As at December 31, 2006, the Company had cash on hand of $73,169 (2005 - $144,337), short term investment of $150,000 and accounts and grants receivable of $304,924 (2005 - $488,303). The Company’s total current assets amounted to $812,942 (2005 - $801,072) with current liabilities of $1,160,069 (2005 - $523,320) resulting in a working capital deficiency of $347,127 (2005 -  working capital of $277,752).

During the course of 2006, the Company received $66,679 through the exercise of stock options. The Company secured loans  in the amount of $711,500 and it repaid $465,887 of these loans in 2006, $340,000 of the loan proceeds were used to fund the cash portion of the A+ acquisition. As at December 31, 2006, the company had two lines of credit with a balance outstanding of $485,000. First bank facility is secured by the accounts receivable from China, which in turn are insured by the Export Development Corporation. Second bank facility is secured by a General Security Agreement and the short-term investment of $150,000.

The Company receives government grants based on certain eligibility criteria for international marketing support and publishing industry development in Canada. These government grants are recorded as a reduction of general and administrative expenses to offset direct costs funded by the grant.  The Company receives these grants throughout the year from different agencies and government programs.   Each grant is applied for separately based on the Company either meeting certain eligibility requirements.  The Company has relied on obtaining these grants for its operations and has been successful at securing them in the past but it cannot be assured of obtaining these grants in the future.

Government grants received during 2006 were $182,300 compared to $219,772 in 2005.  This represents a significant portion of the Company’s sources of funds.

The Company plans on raising additional equity through private placements, as the capital markets permit, in an effort to finance its growth plans in addition to finance ongoing working capital needs resulting therefrom.  The Company has been successful in raising sufficient working capital in the past.

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

Under United States GAAP, the amounts shown on the consolidated balance sheets for development costs would be $222,303 (2005 - $306,009).

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

If United States GAAP were employed, the loss in each year would be adjusted as follows:

Expressed in Canadian Dollars

	2006	2005	2004
Income (loss) for the year, Canadian GAAP	$ (748,924)	$ (725,732)	$ (795,377)
Impact of US GAAP and adjustments:
Amortization of development costs	156,648	133,290	346,124
Amortization of software development costs	-	-	31,046

Share issue costs	-	-	(32,191)
Effect of change in accounting policy	-	-	(8,842)
Deferred Costs	(40,316)	(117,102)	-
Income (loss) for the year, US GAAP	$ (632,592)	$ (709,544)	$ (459,240)

The consolidated interim financial statements for the three months ended March 31, 2007 and 2006 are prepared in accordance with GAAP as applied in Canada.  In the following respects, GAAP as applied in the United States differs from that applied in Canada:

Expressed in Canadian Dollars

	March 2007	March 2006
Income (loss) for the year, Canadian GAAP	$ (309,674)	$ (309,640)
Impact of US GAAP and adjustments:
Amortization of development costs	16,598	26,310
Deferred Costs	-	(15,620)
Income (loss) for the year, US GAAP	$ (293,076)	$ (298,950)

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

The following table reconciles the numerators and denominators of the basic and diluted earnings per share under U.S. GAAP as required by SFAS 128:

Expressed in Canadian Dollars

	2006	2005	2004
numerator for basic and diluted income (loss) per share:
Income (loss) – US GAAP	$ (748,924)	$ (725,732)	$ (427,461)
Denominator for basic and diluted (loss) per share:
Weighted average common shares	28,422,317	24,711,619	22,626,746

Basic and diluted loss per share – US GAAP	$ (0.03)	$ (0.03)	$ (0.04)

5.E Research and Development

During the years ended December 31, 2005 and 2004, respectively, the Company expended $131,641 and $104,106 on research and development, under the categories of “development costs” and “deferred costs” .  These expenditures were primarily directed at developing products for the China market.

5.F Trend Information

Lingo Media believes that the trend in English language learning in China is are strong and growing.  The State Ministry of Education in China (“MOE”) is expanding its mandate for the teaching of English learning programs to students.    Although the outlook for learning English in China remains positive, there can be no assurance that this trend will continue or that the Company will benefit from this trend.

In Canada, pre-school supplemental education market remains strong, there can be no assurance that this trend will continue or that the Company will benefit from this trend.

5.F Tabular disclosure of contractual obligations

Our obligations as of March 31, 2007, were as follows:

Expressed in Canadian Dollars

Obligation	Expiring	Balance
Equipment Lease	April 29, 2009	$ 32,789
Rent in China	October 31, 2007	$ 57,408
Rent in Canada	December 31, 2011	$ 825,003

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 6

Directors and Senior Management

June 15, 2007

			Date of
			First
			Election or
Name	Position	Age	Appointment
Michael P. Kraft	President/CEO/Director	43	November 1996
Khurram R. Qureshi	CFO/Director	44	April 1997
Scott Remborg	Director	58	July 2000
John P. Schram	Director	64	June 2004
Bailing Xia	Director	52	June 2004
Nereida Flannery	Director	36	June 2005
Imran Atique	Secretary and Treasurer	30	September 2001

Michael P. Kraft is the President & Chief Executive Officer of the Company since its inception in 1996. Mr. Kraft is also the President of Buckingham Group Limited, a private merchant banking corporation and President of MPK Inc., a private business consulting corporation to both private and public corporations since 1994. He is also a director of JM Capital Corp. since June 2006, Pioneering Technology Inc. since July 2006 and Grenville Gold Corporation since April 2007, TSX Venture listed companies.  Mr. Kraft received a Bachelor of Arts in Economics from York University in 1985.

Khurram R. Qureshi is the Chief Financial Officer of the Company since 1997.  Mr. Qureshi is also the Chief Financial Officer of Canadian Shield Resources Inc. since 1997 and a director since June 2004.  Mr. Qureshi received a Bachelor of Administrative Studies from York University in 1987 and received the Chartered Accountant designation in 1990. Mr. Qureshi is also a partner at Chaba Qureshi and Associate, Chartered Accountants.

Scott Remborg is an independent consultant in Information Technology and eCommerce.  From 2001 to 2003,  he was General Manager, eBusiness, at Air Canada. From 1994 to 1999, Mr Remborg started up and led Sympatico, the largest Internet service and web portal  in Canada.  Earlier in his career he held senior management positions at Reuters and I.P. Sharp Associates.  Mr Remborg has an MBA and was educated at the BI Norwegian School of Management  in Oslo and the University of Alberta, Canada.

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

Imran Atique has served as Secretary and Treasurer of the Company from September 2001 to March 2006 and re-joined again in October 2006. He brings eight years accounting experience to Lingo Media. Mr. Atique received his Bachelor’s of Commerce (Honours) from St. Mary’s University (Halifax) in 1999 and received Certified Management Accountant (CMA) designation in 2005.

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

Summary Compensation Table

Expressed in Canadian Dollars

	ANNUAL COMPENSATION			LONG-TERM COMPENSATION
					Awards

							Payouts

					Securities	Restricted
					Under	Shares or	TIP(4)
			Bonus	Other	Options/	Restricted	Payouts
				Annual	SARs (3)	Share
			($)	Compen-	Granted	Units	($)	All
				sation(1)				Other
				(2)	(#)	($)		Compen-
Name and		Salary(1)						sation
Principal				($)				($)
Position	Year	($)

Michael P.	2006	122,500	-	17,704	-	-	-	-
Kraft(5)	2005	123,489	-	16,144	295,000	-	-	36,750(6)
	2004	138,987	-	17,647	75,000	-	-	-
President & CEO

Khurram R.	2006	96,000	-	9,000	300,000	-	-	-
Qureshi	2005	96,000	-	-	75,000	-	-	-
	2004	96,000	-	-	-	-	-	-
CFO

(1)

Paid by Lingo Media Ltd., a wholly-owned subsidiary of the Company.

(2)

These amounts include automobile allowance.

(3)

Stock appreciation rights.

(4)

Long term incentive plans.

(5)

Mr. Kraft’s salary was paid by Lingo Media Ltd. to his holding company, MPK Inc.

(6)

Represents success fees.

Management Agreement. Lingo Media Ltd., a wholly-owned subsidiary of the Company, entered into a management agreement (“Management Agreement”) dated as of May 1, 1998 with Michael P. Kraft & Associates Inc. (“MPK Inc.”) pursuant to which Lingo Media Ltd. engaged MPK Inc. to provide management services.  The Management Agreement provides for an initial term of 8 months and automatic annual renewals until it is terminated.  The Management Agreement provides that Lingo Media Ltd. is to pay MPK Inc. $3,000 per month plus certain sales commissions. The Management Agreement was renewed on December 3, 1998 for fiscal year 1999 and again on November 22, 1999 for fiscal year 2000.  The Management Agreement was amended on June 30, 2000, whereby Lingo Media Ltd. is to pay MPK Inc. $ 10,000 per month beginning July 2000 in addition to providing an allowance for a health plan and life insurance policy.  MPK Inc. is also to be reimbursed for all travel, entertainment and other expenses incurred.  The Management Agreement also provides for a reasonable automobile allowance and performance bonus based upon his contribution to the ongoing success of the Company.  MPK Inc. is a corporation controlled by Michael P. Kraft, the President & Chief Executive Officer of the Company.

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

Change of Control Remuneration.  The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2006 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Executive Officer.

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

Pension/Retirement Benefits.  No funds were set aside or accrued by the Company during Fiscal 2006 to provide pension, retirement or similar benefits for Directors or Executive Officers.

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

Table No. 7

Shareholdings of Directors and Executive Officers

Shareholdings of 5% Shareholders

Title		Amount and Nature	Percent
of		of Beneficial	of
Class	Name of Beneficial Owner	Ownership	Class
Common	Michael P. Kraft (1)	6,125,039	16.60%
Common	Buckingham Group Ltd (1)	3,064,000	8.31%
Common	Scott Remborg (2)	200,000	*
Common	Khurram Qureshi (3)	861,473	2.34%
Common	John Schram (4)	225,000	*
Common	Bailing Xia (5)	225,000	*
Common	Nereida Flannery (6)	75,000	*
Common	Imran Atique (7)	138,485	*
Directors/Officers as a group (7 persons)		7,849,99	21.28%

*  Less than 1%.

(1)

Includes 536,667 options to purchase shares exercisable within 60 days.  3,064,000 shares are held indirectly by Buckingham Group Ltd. (Formerly Kraft Investments Corp.), a private company controlled by Mr. Kraft.  Includes 287,554 shares held in the registered retirement savings plan.  Includes 2,120,208 shares owned by members of his family.

(2)

Includes options to purchase 150,000 shares exercisable within 60 days.

(3)

Includes options to purchase 97,333 shares exercisable within 60 days.

(4)

Includes 150,000 options to purchase shares exercisable within 60 days.

(5)

Includes options to purchase 150,000 shares exercisable within 60 days.

(6)

Includes 75,000 options to purchase shares exercisable within 60 days.

(7)

Includes 101,167 options to purchase shares exercisable within 60 days.

#Based on 35,628,170 shares outstanding as of June 15, 2007 and stock options and warrants held by each beneficial holder exercisable within sixty days.

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

Options may be granted under the 2000 Plan only to directors, officers, employees, consultants of the Company and its subsidiaries and personal holding corporations controlled by a director of officer of the Company and its subsidiaries as designated from time to time by the board of directors.  The number of shares which may be reserved for issuance under the 2000 Plan is currently limited to 4,791,954 common shares provided that the board has the right, from time to time, to increase such number subject to the approval of the relevant exchange on which the shares are listed and the approval of the shareholders of the Company.  The maximum number of common shares which may be reserved for issuance to any one person under the 2000 Plan is 5% of the common shares outstanding at the time of the grant (calculated on a non-diluted basis) less the number of shares reserved for issuance to such person under any option to purchase common shares granted as a compensation or incentive mechanism.  Any shares subject to an option granted under the 2000 Plan that for any reason is cancelled or terminated prior to exercise will be available for a subsequent grant under the 2000 Plan.  The option price of any common shares cannot be less than the closing price of the shares on the day immediately preceding the day upon which the option is granted less any permitted discount.  Options granted under the 2000 Plan may be exercised during a period not exceeding five years, subject to earlier termination upon the termination of the optionee’s employment, upon the optionee ceasing to be an employee, officer, director or consultant of the Company or any of its subsidiaries, as applicable, or upon the optionee retiring, becoming permanently disabled or dying.  Options granted to optionees vest over an 18 month period with no greater than 16.67% of any options granted to an optionee vesting in any three month period or such longer period as the board may determine.  The options under the 2000 Plan are non-transferable.  The 2000 Plan contains provisions for adjustment in the number of shares issuable thereunder in the event of a subdivision, consolidation, reclassification or change of the common shares, a merger of other relevant changes in the Company’s capitalization.  The board of directors may from time to time amend or revise the terms of the 2000 Plan or may terminate it at any time.

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

As of June 15, 2007, options to purchase an aggregate of 1,374,767 common shares are outstanding under the 2000 Plan.

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

As of June 15, 2007, options to purchase an aggregate of 2,346,336 common shares are outstanding under the 2005 Plan.

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in the Table below as of June 15, 2007, as well as the number of options granted to Directors and officers as a group.

Stock Options Outstanding

Expressed in Canadian Dollars

	Common	Exer.	Grant	Expir'n
Name	Stock	Price	Date	Date
Nereida Flannery	75,000	$0.21	10/17/05	10/05/10
Nereida Flannery	150,000	$0.12	05/22/07	05/22/12
Michael P. Kraft	75,000	$0.19	10/05/04	10/05/09
Michael P. Kraft	295,000	$0.19	1/14/05	1/14/10
Michael P. Kraft	1,000,000	$0.10	02/14/07	02/14/12
Khurram Qureshi	14,000	$0.19	10/05/04	10/05/09
Khurram Qureshi	500,000	$0.10	02/14/07	02/14/12
Scott Remborg	75,000	$0.19	10/05/04	10/05/09
Scott Remborg	75,000	$0.21	10/17/05	10/05/10
Scott Remborg	150,000	$0.12	05/22/07	05/22/12
John Schram	75,000	$0.19	10/05/04	10/05/09
John Schram	75,000	$0.21	10/17/05	10/05/10
John Schram	150,000	$0.12	05/22/07	05/22/12
Bailing Xia	75,000	$0.19	10/05/04	10/05/09
Bailing Xia	75,000	$0.21	10/17/05	10/05/10
Bailing Xia	150,000	$0.12	05/22/07	05/22/12
Imran Atique	84,500	$0.19	10/05/04	10/05/09
Imran Atique	100,000	$0.10	02/14/07	02/14/12
Total Officers/Directors	2,968,500

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

	Shares	Shares	Shares	Shares
	Owned	Owned	Owned	Owned
	12/31/2006	12/31/2005	12/31/2004	12/31/2003
Michael P. Kraft	3,468,154	2,495,658	2,090,658	2,090,658

7.A.2.  Canadian Share Ownership. On June 15, 2006, the Company’s registered shareholders’ list showed 35,628,170 common shares outstanding with 37 registered shareholders, with 35,266,064 owned by 26 shareholders resident in Canada, 191,199 shares owned by 9 registered shareholders in US and 170,906 shares owned by 2 foreign registered shareholders.

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

Funds Owed to Officers/Directors

Officers/Directors have lent the Company funds during the last several years to alleviate the corporate need for working capital.  Principal owed totaled:

Expressed in Canadian Dollars

Name	12/31/06	12/31/05	12/31/04
Richard J.G. Boxer	$ nil	$ 51,649(1)	$ 77,762(1)

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

From January 2005 through February 2005, LMK Inc., a company controlled by the wife of Michael P. Kraft, MPK Inc., a company controlled by Michael P. Kraft, and 867214 Ontario Ltd., a company controlled by Richard J.G. Boxer, loaned the Company an aggregate of $223,500. These loans bore interest at 12% per annum.  These loans were repaid in full during 2006.

From January 2007 through May 2007, LMK Inc., a company controlled by the wife of Michael P. Kraft, MPK Inc., Bernard Kraft, the father of Michael P. Kraft loaned the Company an aggregate of $202,000. These loans bore interest at 12% per annum.  At June 15, 2007, $202,000 was outstanding related to these loans.

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

Audited Financial Statements

for Fiscal 2006 and Fiscal 2005

Unaudited Financial Statements

For Three months ended March 31, 2007 and March 31, 2006

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

Table No. 9

TSX Venture Exchange

 Common Shares Trading Activity

Period	Sales -- Canadian Dollars
Ended	Volume	High	Low	Close
Monthly
May 2007	478,000	0.150	0.115	0.150
April 2007	1,028,500	0.165	0.12	0.140
March 2007	237,025	0.135	0.09	0.125
February 2007	135,615	0.14	0.09	0.125
January 2007	133,400	0.165	0.115	0.140
December 2005	510,100	0.18	0.10	0.165
November 2006	137,800	0.195	0.13	0.170
October 2006	248,715	0.19	0.125	0.180
September 2006	486,700	0.21	0.135	0.195
August 2006	103,400	0.19	0.14	0.175
July 2006	277,512	0.19	0.12	0.175
June 2006	315,064	0.15	0.07	0.15

Quarterly
3/31/2007	506,040	0.165	0.09	0.125
12/31/2006	896,615	0.195	0.10	0.165
9/30/2006	867,612	0.21	0.12	0.195
6/30/2006	1,313,676	0.16	0.07	0.150
3/31/2006	1,586,650	0.19	0.11	0.150
12/31/2005	584,560	0.22	0.11	0.17
9/30/2005	1,514,714	0.265	0.11	0.225
6/30/2005	996,010	0.225	0.12	0.19
3/31/2005	1,789,072	0.325	0.18	0.18
12/31/2004	1,035,710	0.32	0.17	0.28
9/30/2004	901,575	0.25	0.16	0.19
6/30/2004	2,225,398	0.42	0.20	0.23
3/31/2004	6,321,843	0.66	0.20	0.42
12/31/2003	2,361,350	0.32	0.15	0.29
9/30/2003	1,037,650	0.29	0.10	0.22
6/31/2003	364,920	0.16	0.10	0.14

Yearly
12/31/2006	4,664,553	0.210	0.07	0.165
12/31/2005	4,884,356	0.325	0.11	0.17
12/31/2004	10,484,526	0.29	0.27	0.28
12/31/2003	4,048,806	0.32	0.08	0.29
12/31/2002	832,800	0.15	0.04	0.10

The Company's shares became quoted for trading on the NASD OTC Bulletin Board on January 22, 2004.

The table No.10 lists the volume of trading and high, low and closing sales prices on the NASD OTC Bulletin Board for the Company's common shares for the last 12 months, the last twelve fiscal quarters; and since commencement of trading.

Table No. 10

NASD OTC Bulletin Board

 Common Shares Trading Activity

Period	Sales -- Canadian Dollars
Ended	Volume	High	Low	Close
Monthly
May 2007	257,243	0.15	0.10	0.150
April 2007	164,680	0.154	0.95	0.11
March 2007	115,200	0.126	0.05	0.12
February 2007	119,350	0.127	0.051	0.116
January 2007	99,277	3.30	0.097	0.10
December 2005	264,385	3.80	0.090	0.168
November 2006	55,227	4.80	0.121	1.25
October 2006	216,776	5.80	0.09	0.17
September 2006	133,362	3.80	0.09	0.184
August 2006	199,895	2.35	0.099	0.15
July 2006	565,691	1.90	0.10	0.15
June 2006	200,650	0.145	0.058	0.144
May 2006	301,825	0.17	0.09	0.135

Quarterly
3/31/2007	333,827	3.30	0.05	0.12
12/31/2006	536,388	5.80	0.09	0.168
9/30/2006	898,948	3.80	0.09	0.184
6/30/2006	1,006,185	0.17	0.058	0.144
3/31/2006	1,008,937	0.19	0.10	0.130
12/31/2005	384,742	0.199	0.08	0.115
9/30/2005	252,322	0.24	0.075	0.18
6/30/2005	457,285	0.182	0.105	0.14
3/31/2005	440,900	0.27	0.14	0.18
12/31/2004	379,622	0.36	0.125	0.23
9/30/2004	265,106	0.21	0.12	0.16
6/30/2004	1,165,962	0.35	0.13	0.18
3/31/2004	2,312,682	0.51	0.205	0.30

Yearly
12/31/2006	3,450,458	5.80	0.058	0.168
12/31/2005	1,535,249	0.27	0.075	0.115
12/31/2004	5,446,562	0.51	0.12	0.23

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

On June 15, 2007, the registered shareholders' list for the Company's common shares showed 37 registered shareholders and 32,628,170 shares issued and outstanding. Nine of these registered shareholders were U.S. residents owning 191,199 shares representing less than one percent of the issued and outstanding common shares.

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

Share Purchase Warrants/Convertible Debenture

As of June 15, 2007, there were no warrants outstanding to purchase common shares of the Company.

9.C.  Stock Exchanges Identified

The common shares trade on the TSX Venture Exchange, NASD OTCBB and are quoted for trading on the Berlin-Bremen Stock Exchange. Refer to ITEM #9.A.4.

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

10.A.1.  Authorized/Issued Capital.  As of December 31, 2005, December 31, 2004, and December 31, 2003, the authorized capital of the Company was an unlimited number of common shares without par value and there were 32,578,170, 27,874,773, and 24,109,773 common shares issued and outstanding, respectively.

10.A.4.  Stock Options/Share Purchase Warrants

10.A.5.  Stock Options/Share Purchase Warrants

--- Refer to ITEM #6.E. and Table No. 11. ---

10.A.6.  History of Share Capital

May 1997; reverse takeover of AC,	6,978,828	shares,	-
April 1997; stock option exercise,	70,000	shares,	$ 14,000
March 1998; acquisition of CSVL,	960,000	shares,	$ 307,200
March 2000; stock option exercise,	150,000	shares,	$ 30,000
April 2000; private placement,	5,000,000	shares,	$1,811,872
November 2000; stock option exercise,	40,000	shares,	$ 8,000
May 2001; stock option exercise,	100,000	shares,	$ 20,000
November 2001; private placement,	1,000,000	shares,	$ 100,000
March 2002; private placement	3,700,000	shares,	$ 370,000
March 2003; warrants exercise,	150,000	shares,	$ 15,000
September 2003; warrants exercise,	18,750	shares,	$ 2,250
September 2003; stock option exercise,	18,750	shares,	$ 4,900
October 2003; stock option exercise,	10,000	shares,	$ 1,000
December 2003; warrants exercise,	2,583,030	shares,	$ 309,964
March 2004; stock option exercise,	377,666	shares,	$ 59,766
May 2004; stock option exercise,	37,500	shares,	$ 3,750
December 2004; stock option exercise,	150,000	shares,	$ 37,500
September 2005; Private Placement	3,675,000	shares,	$ 735,000
Fiscal 2006: Stock option exercise	1,853,897	shares,	$ 461,785
Fiscal 2007-to-date: Stock option exercise	50,000	shares,	$ 5,000

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

Audited Financial Statements

  Auditor's Report, dated May 7, 2006

  Consolidated Balance Sheets at December 31, 2006 and December 31, 2005

  Consolidated Statements of Operations and Deficit

   for the years ended December 31, 2006 and December 31, 2005

  Consolidated Statements of Cash Flows

   for the years ended December 31, 2006 and December 31, 2005

Notes to Financial Statements

Unaudited Interim Financial Statements

  Consolidated Interim Balance Sheets at March 31, 2007 and December 31, 2006

  Consolidated Interim Statements of Operations and Deficit

   for the Three Months Ended March 31, 2007 and March 31, 2006

  Consolidated Interim Statements of Cash Flows

   for the Three Months Ended March 31, 2007 and March 31, 2006

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

Stock Option Plan, dated May 22, 2001, incorporated by reference from the Lingo Media Inc. F-1 Registration Statement filed August 20, 2002

c.

Financial statements of A+ Child Development (Canada) Inc. for December 31, 2005 (Audited), December 31, 2004 and September 30, 2006(non-audited)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINGO MEDIA INC.

By: /s/ “Michael P. Kraft”___________

Michael P. Kraft

President and Chief Executive Officer

By: /s/ “Khurram R. Qureshi”________

Khurram R. Qureshi

Chief Financial Officer

June 29, 2007