Form 20-F/A
period 2006-12-31
LINGO MEDIA INC
filed 2008-03-11
CIK 1177167

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Annual Report

FORM 20-F/A

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

LINGO MEDIA CORPORATION

(FORMERLY LINGO MEDIA INC.)

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

Table No. 3

Selected Financial Data

Expressed in Canadian Dollars

(CDN$ in 000, except per share data)

	Unaudited		Audited
	Three Months		Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended	Ended	Ended
	3/31/07	3/31/06	12/31/06	12/31/05	12/31/04	12/31/03	12/31/02

Revenue	$ 667	$ 2	$ 1574	$ 906	$ 590	$ 1018	$ 1329
Gross Profit	528	1	1255	783	495	846	885
Net Loss	(310)	(310)	(748)	(726)	(795)	(257)	68

(Loss) per Share	(0.01)	$(0.01)	$ (0.03)	$ (0.03)	(0.04)	$ (0.01)	$ (0.00)
Dividends per Share	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00

Weighted Avg. Shares (000)	29591	26070	28422	24712	22627	18728	16023
Period-end Shares outstanding(000)	32628	27890	32578	28875	24109	23545	20734

Working Capital	$ (401)	$ 28	$ (347)	$ 278	$ 271	$ 646	$ (516)
Long-Term Debt/ Loans Payable	395	53	348	-	-	106	54
Shareholders' Equity	1089	846	1376	1088	938	1620	1627
Total Assets	2834	1521	2884	1417	1798	1931	1883
US GAAP income (Loss)	$ (293)	$ (299)	$ (633)	$ (710)	$ (427)	$ (126)	$ (60)
US GAAP Basic Loss per Share	$(0.01)	$(0.01)	$ (0.03)	$ (0.03)	$ (0.02)	$ (0.01)	$ (0.00)

US GAAP Equity	$ 567	$ 398	$ 963	$ 625	$ 482	$ 764	$ (531)
US GAAP Total Assets	$ 2713	$ 1088	$ 2763	$ 1391	$ 1212	$ 990	$ 876

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

Operating Results

Three Months Ended March 31, 2007 vs. Three Months Ended March 31, 2006

Revenue and Margin

Lingo Media earned revenues for three months ended March 31, 2007 as follows:

	English Language Learning	Early Childhood Development	Total

Revenue	$ 587	$ 666,946	$ 667,533
Cost of Sales	235	139,339	139,574
Margin	$ 352	$ 527,607	$ 527,959

Lingo Media earned revenues or three months ended March 31, 2006 as follows:

	English Language Learning	Early Childhood Development	Total

Revenue	$ 2,397	$ -	$ 2,397
Cost of Sales	1,235	-	1,235
Margin	$ 1,162	$ -	$ 1,162

English Language Learning:

China

Lingo Media earns its royalty revenues from its key customer, People’s Education Press (“PEP”), a Chinese State Ministry of Education publisher on the following basis:

•

Finished Product Sales – PEP prints and sells Lingo Media’s English language learning programs to provincial distributors in China;

•

Licensing Sales – PEP licenses Lingo Media’s English language learning programs to provincial publishers who then print and sell the programs to provincial distributors in China.

Lingo Media earns a significantly higher royalty rate from Finished Product Sales compared to Licensing Sales.

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

Canada

Lingo Media continues to earn revenue from the Out Loud program launched in 2001. Revenue from this program was $587 for the first quarter of 2007 vs. $2,397 for the first quarter of 2006.  Cost of sales includes direct costs such as product cost, delivery and author royalty.

Early Childhood Development:

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

Lingo Media’s revenue from Early Childhood Development was $666,946 for the first quarter of 2007 compared to $nil for the same period last year as the acquisition of A+ was effective on October 1st, 2006. Cost of sales includes direct costs such as product and delivery costs of the goods sold.

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

Fiscal Year Ended December 31, 2006 vs. Fiscal Year Ended December 31, 2005

Revenue and Margin

Lingo Media earned revenues in China and Canada as follows:

	English Language Learning (China)	Early Childhood Development (Canada)	Total
Revenue	$ 894,073	$ 680,264	$ 1,574,337
Cost of Sales	132,968	186,309	319,277
Margin	$ 761,105	$ 493,955	$ 1,255,060

Revenues from China for the year ended December 31, 2006 were $894,073 compared to $888,545 for 2005. The Company continues to advance its relationship with PEP and has developed new programs to maintain and increase its royalty revenue.

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

In 2006, Lingo Media expanded into early childhood development sector through the acquisition of A+ effective October 1, 2006.  Revenues and expenses of A+ for the period from October 1, 2006 to December 31, 2006 are included in the consolidated statements of  operations of the Company.   A+ had reported revenues of $3.1 million in 2006, of which $685,521 have been recognized as revenue and included in the operations of Lingo Media for the period from October 1, 2006 to December 31, 2006. A+ derives revenues from publishing and distribution of educational materials aimed at the early childhood market.  A+ has developed a successful and proprietary curriculum for parents to use with their children based on the latest neuroscience research. To date, A+ has focused its marketing efforts only in Canada. With Lingo Media’s established operations in Beijing, A+ will introduce its learning system and products to parents of pre-school children across China. Future plans also include an expansion of A+’ markets to the United States and Latin America.

The Company had no unearned revenues as at December 31, 2006.

General and Administrative

General and administrative costs consist of executive compensation, consulting fees, office administration, rent, marketing, professional fees, shareholders services, any foreign exchange losses or gains and government grants which are offset against the general and administration expenses incurred during the period.

The following sets out the details for the general and administrative expenses for 2006 as compared to 2005:

General and administrative expenses were $1,417,867 during fiscal 2006 as compared to $855,118 for fiscal 2005. Overall, general and administrative expenses increased due to the acquisition and consolidation of A+ operations into the financials of Lingo Media for the last quarter of 2006.  Below is the detailed analysis of general and administrative expenses for the year ended December 31, 2006:

Government Grants

The Company makes applications to the Canadian government for various types of grants to support its publishing and international marketing activities.   Each year, the amount of any grant may vary depending on certain eligibility criteria (including prior year revenues) and the monies available to the pool of eligible candidates.

These government grants are recorded as a reduction of general and administrative expenses to offset direct costs funded by the grant. The Company records a liability for the repayment of the grants in the period in which conditions arise that will cause the government grant to be repayable.  Certain government grants are repayable in the event that the Company's annual net income for each of the previous two years exceeds 15% of revenue. During the year, the conditions for the repayment of grants did not arise and no liability was recorded. Included as a reduction of general and administrative expenses, are government grants of $182,300 for fiscal 2006 (2005 – $219,772), relating to the Company's publishing projects in China.  While the Company will continue to apply for various government grants to fund its ongoing development and market expansion, there can be no assurance the Company will be successful in obtaining these grants in the future, that the Company will meet the eligibility requirements for the grants or that the programs will still be offered for qualifying companies.

Foreign Exchange

Included in general and administrative expenses is a foreign exchange loss of approximately $6,690 (2005 - $18,373), relating to the Company's currency risk through its activities denominated in foreign currencies as the Company is exposed to foreign exchange risk as a substantial portion of its revenue is denominated in US dollars and Chinese Renminbi.

Interest on Debt

During the year the Company had loans payable bearing interest at 12% (2005 - 12%) per annum.  Interest expense related to these loans for the year is $21,766 (2005 - $11,767).  At December 31, 2006, $347,541 (2005 - $101,929) was due to those lenders.

In addition, the Company has revolving lines of credit bearing interest at prime plus 2% and 2.5%.   These bank facilities are supported by general security agreements, a short term investment and a charge against the Company’s accounts receivable and inventory.  Interest expense paid on the loan for the year is $36,897 (2005: $7,609). The outstanding balance of these loans at year end was $485,000.

Premiums paid on the Export Development Corporation insurance policy were $13,755 for the year.

Amortization

The following is a summary amortization schedule:

	2006	2005
Property Plant and Equipment	12,655	12,278
Development Costs	156,648	184,797
Acquired Publishing Content	53,003	70,670
	222,306	267,745

Amortization expense includes amortization of property and equipment, development costs and acquired publishing content. The amortization charge for 2006 was $222,306 (2005 - $267,745). This represents a significant decrease over 2005 due to reduced carrying values of development costs.

Stock-Based Compensation

The Company amortizes stock-based compensation with a corresponding increase to the contributed surplus account. During 2006, the Company expensed $193,819 compared to $214,337 during 2005.

Net Loss

The Company reported a net loss of ($748,924) for fiscal 2006 as compared to a net loss of ($725,732) for fiscal 2005. The Company reported taxes paid of $112,895 for the fiscal year ended December 31, 2006 compared to taxes paid of $128,839 for fiscal 2005.

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

The terms of the revolving lines of credit require the Company to maintain certain measurable covenants such as current ratio, debt to equity ratio and tangible net worth.  As at December 31, 2006, the Company was in violation of all these covenants. Financial statements reflect these facilities as current liability. The Company plans to partially repay and reduce the facilities to an acceptable amount funded through an equity financing.

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

The following table reconciles the numerators and denominators of the basic and diluted earnings per share under U.S. GAAP as required by SFAS 128:

Expressed in Canadian Dollars

	2006	2005	2004
numerator for basic and diluted income (loss) per share:
Income (loss) – US GAAP	$ (632,592)	$ (709,544)	$ (427,461)
Denominator for basic and diluted (loss) per share:
Weighted average common shares	28,422,317	24,711,619	22,626,746

Basic and diluted loss per share – US GAAP	$ (0.03)	$ (0.03)	$ (0.04)

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

5.F Tabular disclosure of contractual obligations

Our obligations as of March 31, 2007, were as follows:

Expressed in Canadian Dollars

Obligation	Expiring	Balance
Equipment Lease	April 29, 2009	$ 32,789
Rent in China	October 31, 2007	$ 57,408
Rent in Canada	December 31, 2011	$ 825,003
Loans Payable	August 31, 2008	$ 394,771
Bank Loans Payable	Demand	$ 485,000

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

Item 11

Foreign Currency Risk

We operate one segment of our business in China, and a substantial portion of our operating expenses and development expenditures are in Canadian dollars, whereas our revenue (current and potential) from co-publishing agreements are, and will be, primarily in US dollars.  A significant adverse change in foreign currency exchange rates between the Canadian dollar relative to the US dollar could have a material effect on our consolidated results of operations, financial position or cash flows. We have not hedged exposures denominated in foreign currencies, as they are not material at this time.

Item 12

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

The Company did not maintain a complete set of policies and procedures governing decision and  authorization processes. As such, reliance was placed on management’s substantive review of period end balances, transactions recorded in each period, scrutiny of business activity and centralized cash management to detect errors and ensure the financial statements do not contain material misstatements. The Company assigned dedicated staff to formulate a plan, using a generally recognized framework, to document key processes and controls, and initiated the creation of a comprehensive set of policies and procedures. The completion of documentation and implementation of the initiative will continue in 2007.

Segregation of Duties

Due to resource constraints, the Company is reliant on the performance of compensating procedures during  its financial close process in order to ensure that the financial statements are presented fairly and accurately, in all material respects. Additional compensating control procedures have been performed in the preparation of our financial statements to ensure their reliability.

These compensating controls include:

•

Review of all balances and reconciliations;

•

Review of bank registers and disbursement details in risk locations; and

•

Analytical review and analysis of performance against expectations.

During 2006, the Company enhanced internal controls over financial reporting by introducing the following additional changes:

•

Improved budgetary controls; and

•

Strengthened technical expertise in the accounting and finance areas of the organization;

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

January 8, 2008