Form 20-F
period 2007-12-31
LINGO MEDIA CORP
filed 2008-07-16
CIK 1177167

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Annual Report
FORM 20-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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
Common Shares, without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.  9,587,024

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.  Yes ☒  No ☐

Indicate by check mark which financial statement item the registrant has elected to follow:  Item 17 ☒   Item 18 ☐

LINGO MEDIA CORPORATION
FORM 20-F ANNUAL REPORT

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

3.A.2.  Selected Financial Data

Our financial statements are reported in Canadian Dollars and presented in accordance with Canadian generally accepted accounting principles and reconciled to U.S. generally accepted accounting principles in the footnotes, for the fiscal years ended December 31, 2007, December 31, 2006, December 31, 2005, December 31, 2004 and December 31, 2003. These financial reports have been audited by Mintz & Partners LLP with the exception of December 31, 2007 which was audited by Meyers, Norris, Penny LLP.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Annual Report.

Lingo Media Corporation (the “Company” or “Lingo Media”) has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain any future earnings for use in its operations and the expansion of its business.

Please note that the US GAAP reconciliation numbers in the following table are selected from note 20 of the December 31, 2007 financial statements and note 10 of the interim financial statements as of March 31, 2008.

Please note that the US GAAP reconciliation numbers in the following table are selected from the note 20 of the December 31, 2007 financial statements and note 10 of the interim financial statements as of March 31, 2008.

Table No. 3
Selected Financial Data
Expressed in Canadian Dollars
(CDN$ in 000's, except per share data)

	Unaudited		Audited
	Three Months		Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended	Ended	Ended
	03/31/08	3/31/07	12/31/07	12/31/06	12/31/05	12/31/04	12/31/03

Revenue	$672	$667	$4,004	$1,574	$906	$590	$1,018
Gross Profit	537	528	3246	1255	783	495	846
Net Loss	(454)	(310)	(925)	(748)	(726)	(795)	(257)

(Loss) per Share	$(0.05)	$(0.07)	$(0.16)	$(0.18)	$(0.21)	$(0.28)	$(0.07)
Dividends per Share	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Weighted Avg. Shares	9,584	4,227	5,656	4,060	3,530	3,232	2,675
Period-end Shares outstanding	9,587	4,661	9,582	4,654	4,125	3,444	3,364

Working Capital	$(377)	$(401)	$(348)	$(347)	$278	$271	$646
Long-Term Debt/Loans Payable	203	395	203	348	-	-	106
Shareholders’ Equity	5,476	1,089	5,886	1,376	1,088	938	1,620
Total Assets	7,662	2,834	7,888	2,884	1,417	1,798	1,931

US GAAP income (Loss)	$(731)	$(293)	$(1,278)	$(710)	$(710)	$(427)	$(126)
US GAAP Basic Loss per Share	$(0.07)	$(0.06)	$(0.23)	$(0.15)	$(0.17)	$(0.12)	$(0.04)

US GAAP Equity	$4,156	$567	$4,941	$963	$625	$482	$764
US GAAP Total Assets	$6,656	$2,713	$7,186	$2,763	$1,391	$1,212	$990

(1)		Cumulative Net Loss since incorporation under US GAAP has been ($4,615,982).
(2)	a)	Under US GAAP, development costs of new businesses are expensed as incurred: 2007-$nil, 2006-$nil, 2005-$nil, and 2004-$nil.
	b)	Under US GAAP, development costs amortized under Canadian GAAP would be reversed to calculate Loss per Share: 2007 – $99,805, 2006 – $156,648, 2005 – $133,290 and 2004 – $346,124.
	c)	Under US GAAP, software development costs are expensed as incurred: 2007-$452,709, 2006-$nil; 2005-$nil; and 2004-$nil.

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

Table No. 4
U.S. Dollar/Canadian Dollar

	Average	High	Low	Close
May 2008	1.00	1.02	0.98	0.99
April 2008	1.01	1.03	1.00	1.01
March 2008	1.00	1.03	0.97	1.02
February 2008	1.00	1.02	0.97	0.98
January 2008	1.01	1.04	0.98	1.00
December 2007	1.00	1.02	0.98	0.99
November 2007	0.96	1.00	0.91	1.00
October 2007	0.98	1.00	0.95	0.94
September 2007	1.03	1.06	0.99	0.99
August 2007	1.06	1.09	1.05	1.06
July 2007	1.05	1.07	1.03	1.07
June 2007	1.07	1.08	1.05	1.06

Fiscal Year Ended Dec. 31, 2007	1.07	1.19	0.91	0.98
Fiscal Year Ended Dec. 31, 2006	1.13	1.16	1.11	1.12
Fiscal Year Ended Dec. 31, 2005	1.21	1.27	1.15	1.17
Fiscal Year Ended Dec. 31, 2004	1.30	1.39	1.17	1.21
Fiscal Year Ended Dec. 31, 2003	1.40	1.57	1.29	1.29

3.B.  Capitalization and Indebtedness

Not applicable

3.D.  Risk Factors

The Company is subject to a number of risks and uncertainties.

Lingo Media is a diversified print and online education product and services corporation.  Speak2Me Inc. (“Speak2Me”), a  subsidiary acquired during the year ended December 31, 2007, is a new media company focused on interactive advertising in China through its Internet-based English Language Learning (“ELL”) portal. Our subsidiary, Lingo Learning Inc., is a print-based publisher of English Language Learning programs in China.  Our subsidiary, A+ Child Development (Canada) Ltd. (“A+”), specializes in early childhood cognitive development programs which publishes and distributes educational materials along with its proprietary curriculum through its Canadian offices located in Calgary, Edmonton, Vancouver and Toronto.

In October 2007 the Company completed the acquisition of Speak2Me Inc. ("Speak2Me"), an  Ontario corporation. Speak2Me is a new media company that has developed software combining speech recognition and animation technology for the teaching and practice of spoken English. The acquisition was completed by way of a share exchange agreement entered into between Lingo Media, Speak2Me and the shareholders of Speak2Me on the basis of a share exchange ratio of one post-consolidated common share of Lingo Media for each 3.975 common shares of Speak2Me. Under the terms of the acquisition, Lingo Media acquired all the issued and outstanding common shares of Speak2Me in exchange for 4,500,366 post-consolidated common shares of Lingo Media. Speak2Me is now a wholly-owned subsidiary of Lingo Media.

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

Lingo Media operates three distinct reportable business segments as follows:

Online English Language Learning

The Company offers a groundbreaking online service using robust speech recognition technology acquired through its acquisition of Speak2Me Inc. in October 2007.  The service currently provides participants with more than 250-targeted, interactive English language modules with a virtual teacher. Recently launched in China, Speak2Me is a free, advertising-based portal and is available at www.speak2me.cn

English Language Learning Publishing
In China, Lingo Media continues to expand its business via its subsidiary Lingo Learning Inc. (“Lingo Learning”), a print-based publisher of English Language Learning programs in China since 2001. Lingo Learning has an established presence in China’s education market of 200 million students.  To date, it has published 197 million units from its library of more than 300 program titles in China.

Early Childhood Development

A+ Child Development (Canada) Ltd. (“A+”) publishes and distributes educational materials aimed at the early childhood market on a direct-to-consumer basis.  A+ has developed a proprietary curriculum for parents to use with their children based on the latest neuroscience research. To date, A+ has focused its marketing efforts only in Canada. Lingo Media holds a 70.33% controlling interest in A+.

The Company derives the majority of its revenue from doing business in Canada and China. If any of the following risks occur, our business, results of operations and financial condition would likely suffer.  In any such events, the market price of our common stock could decline and you may lose all or part of your investment in our shares of common stock.

Risks Associated With Business of Online English Language Learning

Early Stage of Development

The Company is at an early stage of development in its business. There can be no assurance that the Company's business will be profitable. There can be no assurance that the Company will be able to generate sufficient activity to be profitable in the future and the Company's limited operating history makes an evaluation of its prospects difficult.

Competitive Markets

The Company operates in competitive and evolving markets locally, nationally and globally. These markets are subject to rapid technological change and changes in customer preferences and demand. There can be no assurance that the Company will be able to obtain market acceptance or compete for market share. The Company must be able to keep current with the rapidly changing technologies, to adapt its services to evolving industry standards and to improve the performance and reliability of its services. New technologies could enable competitive product offerings and adversely affect the Company and its failure to adapt to such changes could seriously harm its business.

Economic Conditions

Unfavourable economic and market conditions could increase the Company's financing costs, decrease net income, reduce demand for its products and services, limit access to capital markets and negatively impact any future credit facilities extended to the Company. Expenditures by advertisers tend to be cyclical, reflecting overall economic conditions as well as budgeting and buying patterns.

Need for Additional Financing

The business plan calls for revenue generation to begin in 2008, and the company will require additional funds for sales and marketing. Failure to obtain additional financing will result in significant delays in developing new products and markets. If the Company is unsuccessful in raising the additional financing called for in its Business Plan, the Company is confident it can continue operations with a series of smaller fund raisings, but would be forced to scale back its sales and expansion plans.

Dependence on Key Personnel

The Company will be dependent upon the personal efforts, performance and commitment of its senior officers, Michael Kraft, Jonathan Brody and Victor Wong, who are responsible for the future development of the Company's business. Shareholders and investors will be relying upon the business judgment, expertise and integrity of the Company's senior officers and directors. To the extent that the services of any senior officers or directors would be unavailable for any reason, a disruption to the operations of the Company could result, and other persons would be required to manage and operate the Company. The Company's future success will also depend in large part upon its ability to attract and retain highly skilled personnel. There can be no assurance that the Company will be successful in attracting and retaining such personnel.

Acceptance of Corporate Advertising in an Educational Context

The Company’s market research indicates that potential advertisers and its target demographic is receptive to the placement of corporate advertising in the context of a website devoted to education. However, the Company is aware of the risk of political change in any country in which it is operating which may mean a Ministry of Education is no longer willing to accept corporate advertising within its student network.

Parents and Students are Unwilling to Pay for Online Services

Offline English Language Learning (ELL) instruction is a growing industry, but attempts to attract large numbers of paying students to subscription based ELL services have largely failed. Given that online consumption patterns in China are largely following trends already established in the West, and given that few industries and companies in the West have been able to establish thriving subscription-supported online services, a pure subscription model is unlikely to succeed in China.

Growth of Internet Advertising

The Company is aware that the level of Internet advertising is currently low, especially in Asia and Central and South American countries. The Company's forecast profitability is highly dependent on the assumption that Internet advertising will grow rapidly. The market for Internet advertising, content and services is intensely competitive and rapidly evolving. The Company expects that competition will continue to increase, including in its target market. It is not difficult to enter this market, and current and new competitors, including companies in traditional media, can launch Internet sites rapidly.

The Company Must Generate Online Advertising Revenue

The Company’s future success depends in part on its ability to establish, increase and sustain online advertising revenue. Therefore market and advertiser acceptance of  the Company's services will be important to the success of the Company’s business. The Company’s ability to generate advertising revenue will be directly affected by the number of users of its service. The Company’s ability to generate advertising revenue will also depend on several other factors, including the level and type of market penetration of the Company’s service, broadening its relationships with advertisers to small and medium size businesses, its user base being attractive to advertisers, its ability to derive better demographic and other information from users, competition for advertising funds from other media and changes in the advertising industry and economy generally. The Company’s expense levels are based in part on expectations of future revenue. The Company may be unable to adjust spending quickly enough to compensate for any unexpected revenue shortfall. The Company anticipates that some of its advertising customers will not allow the Company to place their advertisements next to other advertisements. The Company may not always be successful at accommodating these orders. In such situations, inability to fulfill competing orders might cause the Company to lose a potentially significant amount of revenue, particularly if the customer that cannot be accommodated chooses not to advertise with the Company at all.

Maintenance of Client Relationships

The ability of the Company to attract and maintain clients requires that it provide a competitive offering of products and services that meet the needs and expectations of its clients. The Company's ability to satisfy the needs or demands of its clients may be adversely affected by factors such as the inability or failure to identify changing client needs or expectations or the inability to adapt in a timely and cost-effective manner to innovative products and services offered by competitors. In addition, the Company must continue to attract and retain clients to compete successfully for advertising and subscription revenue. The Company cannot be sure that it will compete successfully with current or future competitors in sustaining or growing the Company’s web site traffic levels and subscriber levels. If the Company fails to attract and retain more clients, the Company’s market share, brand acceptance and revenue would decline, which would have a material adverse effect on the Company’s business, financial condition and results of operations.

Create Content and Services Accepted by Users

The Company’s success is dependent upon its ability to deliver original and compelling content and services for its online English language instruction software that attract and retain users in its target market. The Company’s ability to successfully develop and produce content and services is subject to numerous uncertainties, including the ability to:

•	Anticipate and successfully respond to rapidly changing consumer tastes and preferences;
•	Fund new content development;
•	Attract and retain qualified editors, writers, producers, and technical personnel;
•	Build brand loyalty among users; and
•	Build a sense of community among users and encourage use of the interactive features on Speak2Me’s website.

Failure of Speak2Me’s Delivery Infrastructure to Perform Consistently

The Company’s success as a business depends, in part, on its ability to provide consistently high quality online services to users via the Speak2Me delivery infrastructure. There is no guarantee that the Speak2Me delivery infrastructure and/or Speak2Me’s software will not experience problems or other performance issues. If the Speak2Me delivery infrastructure or software fails or suffers performance problems, then it would likely affect the quality and interrupt the continuation of Speak2Me’s service and significantly harm the Company’s business.

Speak2Me’s delivery infrastructure is susceptible to natural or man-made disasters such as earthquakes, floods, fires, power loss and sabotage, as well as interruptions from technology malfunctions, computer viruses and hacker attacks. Other potential service interruptions may result from unanticipated demands on network infrastructure, increased traffic or problems in customer service. Significant disruptions in the Speak2Me delivery infrastructure could harm Speak2Me’s goodwill and the Speak2Me brand and ultimately could significantly and negatively impact the amount of revenue it may earn from its service.  Like all Internet transmissions, Speak2Me’s services may be subject to interception and malicious attack. Pirates may be able to obtain or copy Speak2Me’s products without paying fees to Speak2Me. The Speak2Me delivery infrastructure is exposed to spam, viruses, worms, spyyware, denial of service or other attacks by hackers and other acts of malice. Speak2Me uses security measures intended to make theft of its software more difficult. However, if Speak2Me is required to upgrade or replace existing security technology, the cost of such security upgrades or replacements could have a material adverse effect on Speak2Me’s financial condition, profitability and cash flows.

Limited Intellectual Property Protection

The Company relies on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary rights. In addition, the Company’s success may depend, in part, on its ability to obtain patent protection and operate without infringing the rights of third parties. There can be no assurance that, once filed, the Company’s patent applications will be successful, that the Company will develop future proprietary products that are patentable, that any issued patents will provide the Company with any competitive advantages or will not be successfully challenged by any third parties or that the patents of others will not have an adverse effect on the ability of the Company to do business. In addition, there can be no assurance that others will not independently develop similar products, duplicate some or all of the Company’s products or, if patents are issued to the Company, design their products so as to circumvent the patent protection held by the Company. The Company will seek to protect its product documentation and other written materials under trade secret and copyright laws which afford only limited protection. Despite precautions taken by the Company, it may be possible for unauthorized third parties to copy aspects of Speak2Me’s business and marketing plans or future strategic documents or to obtain and use information that the Company regards as proprietary. There can be no assurance that the Company’s means of protecting its proprietary rights will be adequate or that the Company’s competitors will not independently develop similar or superior technology. Litigation may be necessary in the future to enforce the Company’s intellectual property rights, to protect the Company’s trade secrets or to determine the validity and scope of the propriety rights of others. Such litigation could result in substantial costs and diversion of resources.

Government Regulation and Licensing

The operations of Speak2Me may be subject to Canadian and foreign federal and provincial regulations and licensing. There can be no assurance that the Company will be able to comply with the regulations or secure and maintain the required licensing for its operations. Government regulation and licensing could seriously impact the Company's ability to achieve its financial and operational objectives. The Company is subject to federal, state, local and international laws affecting companies conducting business on the Internet, including user privacy laws, laws giving special protection to children, regulations prohibiting unfair and deceptive trade practices and laws addressing issues such as freedom of expression, pricing and access charges, quality of products and services, taxation, advertising, intellectual property rights and information security. The restrictions imposed by and the costs of complying with, current and possible future laws and regulations related to its business could limit the Company’s growth and reduce its client base and revenue.

Operating in Foreign Jurisdictions

The Company’s current and future development opportunities relate to geographical areas outside of Canada. There are a number of risks inherent in international business activities, including government policies concerning the import and export of goods and services, costs of localizing products and subcontractors in foreign countries, costs associated with the use of foreign agents, potentially adverse tax consequences, limits on repatriation of earnings, the burdens of complying with a wide variety of foreign laws, nationalization and possible social, labour, political and economic instability. There can be no assurance that such risks will not adversely affect the Company’s business, financial condition and results of operations. Furthermore, a portion of the Company’s expenditures and revenues will be in currencies other than the Canadian dollar. the Company’s foreign exchange exposure may change over time with changes in the geographic mix of its business activities. Foreign currencies may be unfavourably impacted by global developments, country-specific events and many other factors. As a result, the Company’s future results may be adversely affected by significant foreign exchange fluctuations.

Risks associated with business of English Language Learning Publishing

Risk of Failing to Achieve Market Acceptance

Although the Company has contracts with People Education Press (“PEP”) in Beijing for English Language Learning materials, there can be no assurance that the State Ministry of Education in China will continue to accept the educational publications produced by the Company.

Limited Experience in China

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

Political and Economic Policies of the Chinese Government

The growth of the Company’s business is dependent on government budgetary policy, particularly the allocation of funds to sustain the growth of the English language learning and training programs in China.  The Company’s customers in China, excluding Renzhen Group, are directly or indirectly owned or controlled by the Chinese government.  Accordingly, their business strategies, capital expenditure budgets and spending plans are largely decided in accordance with government policies, which, in turn, are determined on a centralized basis at the highest level by the State Planning Commission of China.  As a result, the growth of our business is heavily dependent on government policies for English language learning and training.  Despite the high priority currently accorded by the government to this area, and a high level of funding allocated by the government to this sector, insufficient government allocation of funds to sustain its growth in the future could reduce the demand for our products and services and have a material adverse effect on our ability to grow our business.

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

Highly Competitive Market

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

Currency Exchange Risk

Our reporting currency is the Canadian Dollar.  However, substantially all revenues from China activities are denominated in United States Dollars.  In July 2005, the Chinese government announced that the Yuan would no longer be pegged to the United States Dollar, but would float against a basket of currencies. China's currency had been pegged at 8.28 against the United States Dollar for a decade, but the adjustment allowed it to float against a number of currencies including the US dollar, the Euro, the Japanese Yen, the South Korean Won, the UK Pound, the Thai Baht and the Russian Rouble.  Since that time, the Yuan has traded below the pegged rate.

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

Growth Management

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

Concentrated Customer Base

We have derived and believe that we will continue to derive a significant portion of our revenues from one large customer.  In 2004, 2005, 2006 and 2007, one customer accounted for 91%, 98%, 75% and 22% of the Company’s revenues respectively. The loss, cancellation or deferral of the large contract with this large customer would have a material adverse effect on our revenues from China.  In addition, there can be no assurance that we will bring in any new significant customers in China.

Risks Associated With Business of Early Childhood Development

Dependence on Third Party Vendors

The Company sells programs that include third party products.  There is no certainty that the vendors of these products will continue the production of these products and the Company’s ability to source a replacement of such products. Such discontinuation of these products will significantly impact our ability to continue the sales of these programs.

Dependency on Key Personnel

The Company’s future success is dependent on the success and ability of its key management, President Terry Pallier.  The loss of key personnel or the inability to attract and retain highly qualified personnel, consultants or advisors could adversely affect the Company’s business.  The Company faces competition for such personnel from other companies and organizations.  There can be no assurance that the Company will be successful in hiring or retaining qualified personnel.  The inability of the Company to retain and attract the necessary personnel or the loss of services of any of its key personnel could have a material adverse effect on the Company’s profitability.

Keep Pace with New Technologies

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

Foreign Exchange Risk

The Company’s programs include third party products that are purchased in US dollars and the Company may incur losses if the US Dollar is strengthened against the Canadian dollar.

Consumer Financing

The Company’s sales are highly dependent on its ability to arrange third party financing for its customers.  The Company’s revenues will significantly decline if the third party financier decides to discontinue this program and we are unable to negotiate other sources for similar consumer financing program.

Generating Sales Leads

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

Dependence on Trained Management Staff

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

Our public trading market is highly volatile

The Company's common shares trade on the TSX Venture Exchange under the symbol "LM", and on NASD:OTC BB under the symbol “LMDCF” and are quoted on the Berlin-Bremen Stock Exchange under the symbol “LIM.BE” and the German securities code is (WKN) 121226.

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

Penny stock rules

Our common shares are quoted on the OTC Electronic Bulletin Board; a NASD sponsored and operated quotation system for equity securities.  It is a more limited trading market than the NASDAQ Capital Market, and timely, accurate quotations of the price of our common shares may not always be available.  You may expect trading volume to be low in such a market.  Consequently, the activity of only a few shares may affect the market and may result in wide swings in price and in volume.

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

There is uncertainty as to the Company’s shareholders’ ability to enforce civil liabilities both in and outside of the United States

The preponderance of our assets are located outside the United States and are held through companies incorporated under the laws of Canada, Barbados, and Hong Kong and Representative Offices in China and Taiwan.  In addition, a majority of our directors and officers are nationals and/or residents of countries other than the United States.  All or a substantial portion of the assets of these persons are located outside the United States.  As a result, it may be difficult for shareholders to effect service of process within the United States upon these persons.  In addition, investors may have difficulty enforcing, both in and outside the United States, judgments based upon the civil liability provisions of the securities laws of the United States or any state thereof.

Risk Factors Associated With Jintu Joint Venture (“Jintu JV”) in China:

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

ITEM 4.  INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Introduction

Lingo Media operates three distinct reportable business segments as follows:

Online English Language Learning

The Company offers a groundbreaking online service using robust speech recognition technology acquired through its acquisition of Speak2Me Inc. in October 2007.  The service currently provides participants with more than 250-targeted, interactive English language modules with a virtual teacher. Recently launched in China, Speak2Me is a free, advertising-based portal and is available at www.speak2me.cn

English Language Learning Publishing

In China, Lingo Media continues to expand its business via its subsidiary Lingo Learning Inc. a print-based publisher of English Language Learning programs in China since 2001. Lingo Learning has an established presence in China’s education market of 200 million students.  To date, it has published 197 million units from its library of more than 300 program titles in China.

Early Childhood Development

A+ Child Development (Canada) Ltd. publishes and distributes educational materials aimed at the early childhood market on a direct-to-consumer basis.  A+ has developed a proprietary curriculum for parents to use with their children based on the latest neuroscience research. To date, A+ has focused its marketing efforts only in Canada. Lingo Media holds a 70.33% controlling interest in A+.

The Company’s Executive Office is located at:
151 Bloor Street West
Suite 703
Toronto, Ontario, Canada M5S 1S4
Telephone:  (416) 927-7000
Facsimile:  (416) 927-1222
E-mail:  investor@lingomedia.com
Website: www.lingomedia.com

The Company’s Beijing Representative Office is located at:
Jianwai SOHO
Building 17, Suite 601
39 East 3rd Ring Road,
Dong San Huan Zhong Lu
Beijing, 100022, China
Telephone: +86 10 5900 0152
Facsimile:  +86 10 5900 1800

The A+ offices are located at:
Head Office / Calgary, AB
2116 - 27 Avenue N.E, Suite 341
Calgary, AB   T2E 7A6
Telephone: (403) 250-6616
E-mail:  phs.calgary@apluschilddevelopment.com

District Offices A+
Edmonton
5004 98 Avenue, Suite 1021
Edmonton, AB   T6A 0A1
Telephone: (780) 444-4490
E-mail:  phs.edmonton@apluschilddevelopment.com

Vancouver
204,- 3997 Henning Drive
Burnaby, BCV5L 6N5
Telephone: (604) 422-8190
E-mail:  phs.vancouver@apluschilddevelopment.com

Toronto
301 - 9040 Leslie Street
Richmond Hill, ON L4B 3M4
Telephone: (905) 763-1176
E-mail: phs.richmondhill@apluschilddevelopment.co

The Company's fiscal year ends December 31st.

The Company's common shares trade on the TSX Venture Exchange under the symbol "LM", and on NASD:OTC BB under the symbol “LMDCF” and are quoted on the Berlin-Bremen Stock Exchange under the symbol “LIM.BE” and the German securities code is (WKN) 121226.

History and Development

Incorporation and Name Changes

The Company was incorporated under the name Alpha Publishing Inc. pursuant to the Business Corporations Act (Alberta) on April 22, 1996.  The name was changed to Alpha Ventures Inc. on May 24, 1996. Pursuant to Articles of Continuance effective April 22, 1998, the Company was continued as an Ontario company under the provisions of the Business Corporations Act (Ontario) under the name, Alpha Communications Corp. The name was changed to Lingo Media Inc. on July 4, 2000, and changed to Lingo Media Corporation on October 16, 2007.

The Company currently has six active subsidiaries: Lingo Learning Inc. "LLI", Lingo Media International Inc. "LMII", ", A + Child Development (Canada) Ltd., Speak2Me Inc. “S2M”,  Speak2Me International Inc. “S2MII”, and Speak2Me (Hong Kong) Limited “S2MHK”.

LLI was incorporated pursuant to the Business Corporations Act (Ontario) on November 21, 1994 under the name Alpha Corporation.  Alpha Corporation changed its name to Lingo Media Ltd. on August 25, 2000 and again on March 6, 2008 to Lingo Learning Inc..

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

S2M was incorporated pursuant to the Business Corporations Act (Ontario) on February 22, 2007.

S2MII was incorporated pursuant to the Companies Act of Barbados on October 15, 1996 under the name Consolidated Sino Ventures Ltd.  On March 20, 2008, wholly-owned subsidiary’s name was changed to Speak2Me International Inc. under the Companies Act of Barbados.

S2MHK was incorporated pursuant to the Companies Ordinance, Hong Kong on March 12, 2008.

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

Acquisition of Speak2Me Inc.

In October 2007 the Company completed the acquisition of Speak2Me Inc. ("Speak2Me"). Speak2Me is a new media company that has developed software combining speech recognition and animation technology for the teaching and practice of spoken English. The acquisition was completed by way of a share exchange agreement entered into between Lingo Media, Speak2Me and the shareholders of Speak2Me on the basis of a share exchange ratio of one post-consolidated common share of Lingo Media for each 3.975 common shares of Speak2Me. Under the terms of the acquisition, Lingo Media acquired all the issued and outstanding common shares of Speak2Me in exchange for 4,500,366 post-consolidated common shares of Lingo Media. Speak2Me is now a wholly-owned subsidiary of Lingo Media.

4.B.  BUSINESS OVERVIEW

Background

Lingo Media is a diversified print and online education product and services corporation.  Speak2Me Inc. (“Speak2Me”), a new subsidiary acquired during the year, is a new media company focused on interactive advertising in China through its Internet-based English Language Learning (“ELL”) portal. In China, Lingo Media is a print-based publisher of English Language Learning programs through its subsidiary Lingo Learning Inc.  In Canada, Lingo Media through its subsidiary A+ Child Development (Canada) Ltd. (“A+”), specializes in early childhood cognitive development programs which publishes and distributes educational materials along with its proprietary curriculum through its four offices in Calgary, Edmonton, Vancouver and Toronto.

In October 2007, the Company completed the acquisition of Speak2Me Inc. ("Speak2Me"). Speak2Me is a new media company that has developed software combining speech recognition and animation technology for the teaching and practice of spoken English. The acquisition was completed by way of a share exchange agreement entered into between Lingo Media, Speak2Me and the shareholders of Speak2Me on the basis of a share exchange ratio of one post-consolidated common share of Lingo Media for each 3.975 common shares of Speak2Me. Under the terms of the acquisition, Lingo Media acquired all the issued and outstanding common shares of Speak2Me in exchange for 4,500,366 post-consolidated common shares of Lingo Media. Speak2Me is now a wholly-owned subsidiary of Lingo Media.

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

Lingo Media operates three distinct reportable business segments as follows:

Online English Language Learning

The Company offers a groundbreaking online service using robust speech recognition technology acquired through its acquisition of Speak2Me Inc. in October 2007.  The service currently provides participants with more than 250-targeted, interactive English language modules with a virtual teacher. Recently launched in China, Speak2Me is a free, advertising-based portal and is available at www.speak2me.cn

English Language Learning Publishing

In China, Lingo Media continues to expand its business via its subsidiary Lingo Learning Inc. (“Lingo Learning”), a print-based publisher of English Language Learning programs in China since 2001. Lingo Learning has an established presence in China’s education market of 200 million students.  To date, it has published 197 million units from its library of more than 300 program titles in China.

Early Childhood Development

A+ Child Development (Canada) Ltd. (“A+”) publishes and distributes educational materials aimed at the early childhood market on a direct-to-consumer basis.  A+ has developed a proprietary curriculum for parents to use with their children based on the latest neuroscience research. To date, A+ has focused its marketing efforts only in Canada. Lingo Media holds a 70.33% controlling interest in A+.

English Language Learning

Lingo Media’s strengths and opportunities lie in its approach to the development of original language learning materials-including English as a Second/Foreign Language (ESL/EFL) and English for Special Purposes (ESP).  In China, the Company pre-sells its program to educational ministries through co-publishing with local publishers, while retaining full copyright ownership and distribution rights for all other markets.

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

Co-Publishing Partners in China

People's Education Press

People's Education Press (“PEP”) a division of China's State Ministry of Education, publishes more than 60% of educational materials for the Kindergarten to Grade 12 (“K-12”) market throughout China, for all subjects, including English language training.  PEP has a readership of more than 120 million students. Lingo Media has four programs with PEP. Three series target the elementary market of 100 million students: PEP Primary English (for Grades 3-6; Chinese students now begin learning English in Grade 3); Starting Line (Grades 1-6); and Beginning English for Young Learners (Grades 1 and 2). The Reading Practice series is for junior middle school students. All series include the core textbooks in addition to supplemental activity books, audiocassettes, teacher resource books, and other materials.

Foreign Language Teaching and Research Press

Foreign Language Teaching and Research Press (FLTRP) is one of the forerunners in international copyright co-operation in China and is a leading university reference and K-12 publisher in China.

China International Publishing Group

Foreign Language Press (“FLP”) is a subsidiary of China's largest trade publishing group, China International Publishing Group (“CIPG”). CIPG develops and distributes books to Chinese retail bookstores, in addition to producing selected texts and supplemental books for the educational market. Lingo Media co-published with CIPG the English for Hosts book and audiocassette package.

Phoenix Publishing & Media Group

Phoenix Publishing and Media Group (PPMG), formerly Jiangsu Publishing Group, was established in September 2001. It is one of the largest publishing houses in China with a registered capital of 720 million RMB, revenue of more than 8 billion RMB and total assets of 7.4 billion RMB.  PPMG’s subsidiaries include 8 publishing houses, 1 audio visual publishing house, 1 printing house and an import-export trading corporation.  Lingo Media has co-published and launched Lingo College English with Yilin Press.

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

Researching and Understanding the Market
The process began with relationship building and communication.  We talk with key organizations, associations and ministries in each country to better understand their needs and concerns. We looked for the right niche for Lingo Media, and then sought out local partners to aid in the marketing and implementation of our programs.  Moreover, we searched for individuals in China who manage the Company’s affairs.  These individuals become our links to China's community and culture.

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

Early Childhood Development

A+ markets a cognitive development program to the parents of children from newborn to age five. The program is based upon the significant knowledge of brain development that has come about since the invention of sophisticated brain scanning equipment and devices. The components of the program are designed to deliver to the child age appropriate, properly neurobiologically sequenced and developmentally valid information. It is designed with the goal of having the child in the home eventually reach his/her full intellectual potential.

A+ has four offices in Canada - Toronto, Calgary, Edmonton and Vancouver. Expansion plans call for the opening of a sales office in Ottawa, Ontario before the end of 2008 and another sales office in London, Ontario in early 2009.

Products

English Language Learning

Programs for children;

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

Programs for juveniles;

Series:	Reading Practice
Type of Program:	English as a Foreign Language (ESP) English as a Second Language (EFL)
Description:
A series of student books to supplement the widely used PEP textbooks for grades 7-9. These supplemental books provide a wide range of reading selections and follow-up activities, language games, puzzles, and other sources for developing comprehension.

Components:	Student Books: 5 Audiocassettes: 5
Target Audience:	Junior Middle Schools: Grades 7-9

Series:	Subject-Based English
Type of Program:	English for Special Purposes (ESP)
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

United States vs. Foreign Sales/Assets

During the fiscal years ended December 31, 2007, 2006, and 2005 respectively, $3,126,651, $685,521, and $17,812, of sales revenue were generated in Canada.

During the fiscal years ended December 31, 2007, 2006, and 2005 respectively, no sales revenue were generated in the United States.

During the fiscal years ended December 31, 2007, 2006, and 2005 respectively, $877,706, $888,816, and $888,545of sales revenue were generated in China.

At December 31, 2006, and 2005, substantially all of the Company’s assets were located in Canada. At December 31, 2007, $3,327,303 of the Company’s identifiable assets are located in Canada, and, as a result of the acquisition of Speak2Me, $4,560,247 are located in China.

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

Research and Development, Trademarks, Licenses, and Etc.

Research and Development

During the years ended December 31, 2007, 2006, and 2005, respectively, the Company expended $4,480,474, $400,717, and $104,106 on research and development, under the categories of “development costs” “software development costs” and “deferred costs”.  These expenditures were primarily directed at developing products for the China market.

Trademarks and Copy rights

The Company owns the trademarks, Lingo Media, EnglishLingo and EnglishNihao, in Canada and China. In addition, certain materials are copy righted.

Employees

As of June 15, 2008, the Company had one hundred thirty employees including ninety-nine employees of A+. Forty-two of these employees are part-time. None of the Company's employees are covered by collective bargaining agreements.

4.C. Organization Structure

The Company currently has six active subsidiaries: Lingo Learning Inc. (previously Lingo Media Ltd.), Lingo Media International Inc., A+ Child Development (Canada) Ltd., Speak2Me Inc., Speak2Me (Hong Kong) Limited, and Speak2Me International Inc. Refer to ITEM 4.  “Information on the Company, 4.A. History and Development of the Company, History and Development” for more information.

4.D.  Property, Plant and Equipment

The Company’s executive offices are located in rented premises of approximately 4,523 sq. ft. at 151 Bloor Street West, Suite 703, Toronto, Ontario, Canada M5S 1S4.  The Company began occupying these facilities, through its subsidiary Lingo Learning Inc. in March 2006.

The Company’s Beijing representative offices are located in rented premises of approximately 1,200 sq. ft. at Jianwai SOHO, Building 17, Suite 601, 39 East 3rd Ring Road, Dong San Huan Zhong Lu, Beijing, 100022, China

A+ has following leased premises:

Head Office - #341, 2116 – 27 Ave. N.E., Calgary Alberta, Canada, T2E 7A6 which is approximately 3,366 sq. ft
Edmonton - #1021, 5004 – 98 Ave., Edmonton Alberta, Canada, T6A 0A1 which is approximately 1,905 sq. ft.

Vancouver - #204- 3997 Henning Drive, Burnaby British Columbia, Canada, V5L 6N5 which is approximately 1,671 sq. ft.

Toronto - #301, 9040 Leslie Street, Richmond Hill, Ontario, Canada, L4B 3M4 which is approximately 2,811 sq. ft.

The Company is outsourcing its manufacturing services.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended December 31, 2007, and December 31, 2006 and for the three months ended March 31, 2008 and March 31, 2007 should be read in conjunction with the consolidated financial statements of the Company and the notes thereto.

The following discussion contains forward-looking statements that are subject to significant risks and uncertainties.  Readers should carefully review the risk factors described herein and in other documents the Company files from time to time with the Securities and Exchange Commission.

5.A Overview

Lingo Media is a diversified print and online education product and services corporation.  Speak2Me Inc. (“Speak2Me”), a new subsidiary acquired during the year, is a new media company focused on interactive advertising in China through its Internet-based English Language Learning portal. In China, Lingo Media is a print-based publisher of English Language Learning programs through its subsidiary Lingo Learning Inc.  In Canada, Lingo Media through its subsidiary A+ Child Development (Canada) Ltd., specializes in early childhood cognitive development programs which publishes and distributes educational materials along with its proprietary curriculum through its four offices in Calgary, Edmonton, Vancouver and Toronto.

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

In management’s opinion, revenue recognition, development costs, deferred costs, acquired publishing content and use of estimates as presented in the financial statements of the year ended December 31, 2007 are critical accounting policies and are as follows:

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

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at December 31, 2007 and December 31, 2006 and the reported amounts of revenue and expenses during the years then ended.  Actual results may differ from those estimates.  Significant areas requiring the use of management estimates related to the useful lives and impairment of property and equipment, development costs and acquired publishing content.

Operating Results

Three Months Ended March 31, 2008 vs. Three Months Ended March 31, 2007

Revenue and Margin

Lingo Media earned revenues for three months ended March 31, 2008 as follows:

	English Language Learning	Early Childhood Development	Total
Revenue	-	$671,793	$671,793
Cost of Sales	-	134,737	134,737
Margin	-	537,056	$537,056

Lingo Media earned revenues for three months ended March 31, 2007 as follows:

	English Language Learning	Early Childhood Development	Total
Revenue	587	$666,946	$667,533
Cost of Sales	235	139,339	139,574
Margin	352	527,607	$527,959

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

Revenues from China for the quarter ended March 31, 2008 were $nil compared to $nil for Q1-2007. The Company continues to advance its relationship with PEP and has developed new programs to maintain its royalty revenue. The Company had unearned revenues of $159,755 as at March 31, 2008 as compared to $177,778 as at March 31, 2007.

In July 2006, the Company entered into a publishing agreement with Yilin Press to co-publish a Vocational English For College program in China.  In addition, the Company developed a new educational program – Lingo Kindergarten English – aimed at China’s vast pre-school market.

Lingo Media has expanded its in-house product development team with the appointment of Chris Anderson as its Managing Editor in order to develop new English language learning programs.  The Company has also appointed Jenny Bao as Director of Marketing to enhance its relationships with existing customers and to secure new business.

Canada
Up until December 31, 2007 Lingo Media continued to earn revenue from the Out Loud program launched in 2001. Revenue from this program has declined and was $nil for the first quarter of 2008 vs. $587 for the first quarter of 2007.  Cost of sales includes direct costs such as product cost, delivery and author royalty.

Early Childhood Development

In 2006, Lingo Media expanded into early childhood development sector through the acquisition of A+ effective October 1, 2006. A+ publishes and distributes educational materials aimed at the early childhood market.  A+ has developed a proprietary curriculum for parents to use with their children based on the latest neuroscience research. A+ has focused its efforts in Canada and with Lingo Media’s established operations in Beijing, A+ plans to introduce its learning system and products to parents of pre-school children across China. Future plans also include an expansion to the United States.

Lingo Media’s revenue from Early Childhood Development was $671,793 for the first quarter of 2008 compared to $666,946 for the same period last year. Cost of sales includes direct costs such as product and delivery costs of the goods sold.

General and Administrative

General and administrative costs consist of executive compensation, consulting fees, office administration, rent, marketing, professional fees, shareholders services, any foreign exchange losses or gains and government grants which are offset against the general and administration expenses incurred during the period.

General and administrative expenses were $882,537 during the first quarter of 2008 as compared to $770,319 for the similar period in 2007. Overall, general and administrative expenses increased due to the acquisition and consolidation of A+ and Speak2Me operations into the financials of Lingo Media for the first quarter of 2008.  Below is the detailed analysis of general and administrative expenses for the quarter ended March 31, 2008:

	Early	English
	Childhood	Language
	Development	Learning	Total
Three months ended March 31,		2008		2007
Selling	334,101	-	334,101	403,823
Advertising and promotion	3,216	-	3,216	6,874
Executive compensation	-	45,074	45,074	35,521
Consulting fees and employee compensation	86,710	197,243	283,953	170,569
Travel	1,008	4,703	5,711	15,971
Administrative	81,055	35,941	116,996	68,679
Premises	49,222	39,182	88,404	64,843
Equipment leases	3,583	4,721	8,304	7,255
Foreign exchange	-	(8,634)	(8,634)	(9,768)
Shareholder services	-	10, 377	10,377	5,120
Professional fees	6,818	15,733	22,591	30,182
	565,713	344,380	910,093	799,069
Less: Grants	-	(27,556)	(27,556)	(28,750)
Total	565,713	316,824	882,537	770,319

Government Grants

The Company makes applications to the Canadian government for various types of grants to support its publishing and international marketing activities.   Each year, the amount of any grant may vary depending on certain eligibility criteria (including prior year revenues) and the monies available to the pool of eligible candidates.

These government grants are recorded as a reduction of general and administrative expenses to offset direct costs funded by the grant. The Company records a liability for the repayment of the grants in the period in which conditions arise that will cause the government grant to be repayable.  Certain government grants are repayable in the event that the Company's annual net income for each of the previous two years exceeds 15% of revenue. During the quarter, the conditions for the repayment of grants did not arise and no liability was recorded. Included as a reduction of general and administrative expenses, are government grants of $27,566 for the first quarter of 2008 (Q1-2007 – $28,750), relating to the Company's publishing projects in China.  While the Company will continue to apply for various government grants to fund its ongoing development and market expansion, there can be no assurance the Company will be successful in obtaining these grants in the future, that the Company will meet the eligibility requirements for the grants or that the programs will still be offered for qualifying companies.

In 2007, the Canadian government conducted a routine audit on companies that received funding under its CIDA-INC program from 2003 thru 2005 that included Lingo Media.  Based on the review by an independent auditing firm, they determined that eligible expenditures should be adjusted and reclassified resulting in an audit adjustment amount of $139,420.  The Company is in the process of appealing this audit adjustment and does not believe that it appropriately reflects the eligible expenditures that the Company incurred on its project in China.  No amounts have been accrued in the financial statements as at March 31, 2008.

Foreign Exchange

Included in general and administrative expenses is a foreign exchange gain of approximately $8,634 as compared to a loss of $9,768 during the first quarter of 2007, relating to the Company's currency risk through its activities denominated in foreign currencies as the Company is exposed to foreign exchange risk as a substantial portion of its revenue is denominated in US dollars and Chinese Renminbi.

Interest and Other Financial Expenses

In the first quarter of 2008, the Company had loans payable bearing interest at 12% (2007 - 12%) per annum.  Interest expense related to these loans for the quarter ended March 31, 2008 is $5,978.  At March 31, 2008, the outstanding loans were in the aggregate sum of $421,000, plus accrued interest of $8,727. In addition, the expense includes charges paid to a finance company that facilitates the sale of A+ programs.

In addition, the Company has revolving lines of credit bearing interest at prime plus 4% per annum. This bank facility is supported by general security agreements, a short term investment and a charge against the Company’s accounts receivable and inventory.  Interest expense paid on the loan for the quarter is $4,808. The outstanding balance of this loan at March 31, 2008 was $190,000.

Amortization

The following is a summary amortization schedule:

	Q1-2008	Q1-2007
Property Plant and Equipment	9,427	4,120
Development Costs	23,932	16,598
Acquired Publishing Content	-	-
	33,359	20,718

Amortization expense includes amortization of property and equipment, development costs and acquired publishing content. The amortization charge for Q1-2008 was $33,359 (Q1-2007 - $20,718). This represents a significant increase over 2007 due to the increase in development costs.

Stock-Based Compensation

The Company amortizes stock-based compensation with a corresponding increase to the contributed surplus account. During the first quarter of 2008, the Company expensed $43,833 compared to $17,154 during Q1-2007.

Net Loss

The Company reported a net loss of ($453,552) for the first quarter of 2008 as compared to a net loss of ($309,674) for Q1-2007. The Company reported taxes paid of $nil for the first quarter ended March 31, 2008 compared to taxes paid of $nil during the first quarter of 2007.

Fiscal Year Ended December 31, 2007 vs. Fiscal Year Ended December 31, 2006

Revenue and Margin

Lingo Media earned revenues at December 31, 2007 in China and Canada as follows:

	English Language Learning (China)	Early Childhood Development (Canada)	Total
Revenue	$879,626	$3,124,731	$4,009,357
Cost of Sales	113,317	644,759	763,076
Margin	$766,309	$2,479,972	$3,246,281

Lingo Media earned revenues at December 31, 2006 in China and Canada as follows:

	English Language Learning(China)	Early Childhood Development (Canada)	Total
Revenue	$894,073	$680,264	$1,574,337
Cost of Sales	132,968	186,309	319,277
Margin	$761,105	$493,955	$1,255,060

Revenues from China for the year ended December 31, 2007 were $879,626 compared to $894,073 for 2006. The Company continues to advance its relationship with PEP and has developed new programs to maintain and increase its royalty revenue.

In July 2006, the Company entered into a publishing agreement with Yilin Press to co-publish a Vocational English For College program in China.  In addition, the Company developed a new educational program – Lingo Kindergarten English – aimed at China’s vast pre-school market.

Lingo Media expanded its in-house product development team with the appointment of Chris Anderson as its Managing Editor in order to develop new English language learning programs.  The Company also appointed Jenny Bao as Director of Marketing to enhance its relationships with existing customers and to secure new business.

In 2006, Lingo Media expanded into early childhood development sector through the acquisition of A+ effective October 1, 2006.  Revenues and expenses of A+ for the period from October 1, 2006 to December 31, 2006 were included in the consolidated statements of operations of the Company.   A+ had reported revenues of $3.1 million in 2006, of which $685,521 had been recognized as revenue and included in the operations of Lingo Media for the period from October 1, 2006 to December 31, 2006. A+ derives revenues from publishing and distribution of educational materials aimed at the early childhood market.  A+ has developed a successful and proprietary curriculum for parents to use with their children based on the latest neuroscience research. To date, A+ has focused its marketing efforts only in Canada. With Lingo Media’s established operations in Beijing, A+ will introduce its learning system and products to parents of pre-school children across China.

The Company had no unearned revenues as at December 31, 2007.

General and Administrative

General and administrative costs consist of executive compensation, consulting fees, office administration, rent, marketing, professional fees, shareholders services, any foreign exchange losses or gains and government grants which are offset against the general and administration expenses incurred during the period.

The following sets out the details for the general and administrative expenses for 2007 as compared to 2006:

General and administrative expenses were $3,745,276 during fiscal 2007 as compared to $1,417,867 for fiscal 2006. Overall, general and administrative expenses increased due to the acquisition and consolidation of A+ and Speak2Me operations into the financials of Lingo Media. Below is the detailed analysis of general and administrative expenses for the year ended December 31, 2007:

	Early	English
	Childhood	Language
	Development	Learning	Total
		2007		2006
Selling	1,733,955	-	1,733,955	42,127
Advertising and promotion	-	51,829	51,829	322,676
Executive compensation	309,000	139,771	448,771	211,291
Consulting fees and employee compensation	92,121	602,767	694,888	482,043
Travel	33,170	90,984	124,154	72,703
Administrative	234,686	111,003	345,689	170,908
Premises	185,836	118,145	303,981	152,380
Equipment leases	10,975	16,891	27,866	14,021
Foreign exchange	-	(103,505)	(103,505)	6,690
Shareholder services	-	49,740	49,740	45,985
Professional fees	36,243	182,210	218,453	79,343
	2,635,986	1,259,835	3,895,821	1,600,167
Less: Grants	-	(150,545)	(150,545)	(182,300)
Total	2,635,986	1,109,290	3,745,276	1,417,867

Government Grants
The Company makes applications to the Canadian government for various types of grants to support its publishing and international marketing activities.   Each year, the amount of any grant may vary depending on certain eligibility criteria (including prior year revenues) and the monies available to the pool of eligible candidates.

These government grants are recorded as a reduction of general and administrative expenses to offset direct costs funded by the grant. The Company records a liability for the repayment of the grants in the period in which conditions arise that will cause the government grant to be repayable.  Certain government grants are repayable in the event that the Company's annual net income for each of the previous two years exceeds 15% of revenue. During the year, the conditions for the repayment of grants did not arise and no liability was recorded. Included as a reduction of general and administrative expenses, are government grants of $164,545 for fiscal 2007 (2006 – $182,300), relating to the Company's publishing projects in China and Canada.  While the Company will continue to apply for various government grants to fund its ongoing development and market expansion, there can be no assurance the Company will be successful in obtaining these grants in the future, that the Company will meet the eligibility requirements for the grants or that the programs will still be offered for qualifying companies.

Foreign Exchange

Included in general and administrative expenses is a foreign exchange loss of approximately $103,505 (2006 - $7,968), relating to currency translation rates in respect of the Company’s activities  denominated in foreign currencies.

Interest on Debt

In 2007, the Company had loans payable bearing interest at 12% (2006 - 12%) per annum.  Interest expense related to these loans for the year ended December 31, 2007 is $62,136.  At December 31, 2007, the outstanding loans were in the aggregate sum of $417,000, plus accrued interest of $14,705. In addition, the expense includes charges paid to a finance company that facilitates the sale of A+ programs.

In addition, the Company has revolving lines of credit bearing interest at prime plus 4% per annum. This bank facility is supported by general security agreements, a short term investment and a charge against the Company’s accounts receivable and inventory.  Interest expense paid on the loan for the fiscal 2007 was $28,910. The outstanding balance of this loan at December 31, 2007 was $230,000.

Amortization

The following is a summary amortization schedule:

	2007	2006
Property Plant and Equipment	17,581	12,655
Development Costs	99,805	156,648
Acquired Publishing Content	nil	53,003
	117,386	222,306

Amortization expense includes amortization of property and equipment, development costs and acquired publishing content. The amortization charge for 2007 was $117,386 (2006 - $222,306). This represents a significant decrease over 2006 due to reduced carrying values of development costs.

Stock-Based Compensation

The Company amortizes stock-based compensation with a corresponding increase to the contributed surplus account. During 2007, the Company expensed $156,395 compared to $193,819 during 2006.

Net Loss

The Company reported a net loss of ($925,040) for fiscal 2007 as compared to a net loss of ($748,924) for fiscal 2006. The Company reported taxes paid of $38,895 for the fiscal year ended December 31, 2007 compared to taxes paid of $112,895 for fiscal 2006.

Fiscal Year Ended December 31, 2006 vs. Fiscal Year Ended December 31, 2005

Revenue and Margin

Lingo Media earned revenues in China and Canada as follows:

	English Language Learning (China)	Early Childhood Development (Canada)	Total
Revenue	$894,073	$680,264	$1,574,337
Cost of Sales	132,968	186,309	319,277
Margin	$761,105	$493,955	$1,255,060

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

Lingo Media expanded its in-house product development team with the appointment of Suzanne Robare as its Managing Editor in order to develop new English language learning programs.  The Company has also appointed Jenny Bao as Director of Marketing to enhance its relationships with existing customers and to secure new business.

In 2006, Lingo Media expanded into early childhood development sector through the acquisition of A+ effective October 1, 2006.  Revenues and expenses of A+ for the period from October 1, 2006 to December 31, 2006 are included in the consolidated statements of  operations of the Company.   A+ had reported revenues of $3.1 million in 2006, of which $685,521 have been recognized as revenue and included in the operations of Lingo Media for the period from October 1, 2006 to December 31, 2006..  A+ derives revenues from publishing and distribution of educational materials aimed at the early childhood market.  A+ has developed a successful and proprietary curriculum for parents to use with their children based on the latest neuroscience research. To date, A+ has focused its marketing efforts only in Canada. With Lingo Media’s established operations in Beijing, A+ will introduce its learning system and products to parents of pre-school children across China. Future plans also include an expansion of A+’ markets to the United States and Latin America.

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

The following sets out the details for the general and administrative expenses for 2006 as compared to 2005:

General and administrative expenses were $1,417,867 during fiscal 2006 as compared to $855,118 for fiscal 2005. Overall, general and administrative expenses increased due to the acquisition and consolidation of A+ operations into the financials of Lingo Media for the last quarter of 2006.  Below is the detailed analysis of general and administrative expenses for the year ended December 31, 2006:

	Early	English		English
	Childhood	Language		Language
	Development	Learning	Total	Learning
		2006		2005
Advertising and promotion	-	42,127	42,127	26,788
Selling expenses	322,676	-	322,676	-
Executive compensation	64,000	147,291	211,291	176,383
Consulting fees and employee compensation	39,374	442,669	482,043	472,300
Travel	21,230	51,473	72,703	76,630
Administrative	58,021	112,887	170,908	110,818
Premises	42,717	109,663	152,380	83,915
Equipment leases	1,824	12,197	14,021	10,318
Foreign exchange	-	6,690	6,690	18,373
Shareholder services	-	45,985	45,985	40,743,
Professional fees	22,500	56,843	79,343	58,622
	572,342	1,027,825	1,600,167	1,074,890
Grants	-	(182,300)	(182,300)	(219,772)
Total	572,342	845,525	1,417,867	855,118

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

5.B Liquidity and Capital Resources

Three Months Ended March 31, 2008

As at March 31, 2008, the Company had cash on hand of $171,475 (Q1-2007 - $(16,701)), short term investment of $150,000 and accounts and grants receivable of $697,017 (Q1-2007 - $251,805). The Company’s total current assets amounted to $1,267,742 (Q1-2007 - $933,049) with current liabilities of $1,645,075 (Q1-2007 - $1,333,852) resulting in a working capital deficiency of $377,333 (Q1-2007 - working capital of $400,803).

During the course of Q1-2008, the Company received $3,017 through the exercise of stock options. The Company secured additional loans in the amount of $43,833.  As at March 31, 2008, the company had one line of credit with a balance outstanding of $190,000. The bank facility is secured by a General Security Agreement and the short-term investment of $150,000.

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

Government grants received during Q1-2008 were $27,556 compared to $28,750 in Q1-2007.

The terms of the $190,000 revolving line of credit require that certain measurable covenants be met. As at March 31, 2008, the Company was in violation of certain covenants. As the line of credit is currently presented as a current liability no additional adjustment is required.

The Company plans on raising additional equity through private placements, as the capital markets permit, in an effort to finance its growth plans in addition to finance ongoing working capital needs resulting therefrom.  The Company has been successful in raising sufficient working capital in the past.

Fiscal Year Ended December 31, 2007

As at December 31, 2007, the Company had cash on hand of $343,338 (2006 - $73,169), short term investment of $150,000 and accounts and grants receivable of $1,110,151 (2006 - $304,924). The Company’s total current assets amounted to $1,856,681 (2006 - $812,942) with current liabilities of $1,508,698 (2006 - $1,160,069) resulting in a working capital surplus of $576,657 (2006 - working capital deficiency of $347,127).

During the course of 2007, the Company received $775,000 through the exercise of stock options. The Company secured loans  in the amount of $84,164 and it repaid $nil of these loans in 2007, $340,000 of the loan proceeds were used to fund the cash portion of the A+ acquisition. As at December 31, 2007, the Company had one line of credit with a balance outstanding of $230,000. The bank facility is secured by a General Security Agreement and the short-term investment of $150,000.

The terms of the revolving lines of credit require the Company to maintain certain measurable covenants such as current ratio, debt to equity ratio and tangible net worth.  As at December 31, 2007, the Company was in violation of all these covenants. Financial statements reflect these facilities as current liability. The Company plans to partially repay and reduce the facilities to an acceptable amount funded through an equity financing.

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

Government grants received during 2007 were $164,545 compared to $182,300 in 2006.  This represents a significant portion of the Company’s sources of funds.

The terms of the $230,000 revolving line of credit require that certain measurable covenants be met.  As at December 31, 2007, the Company was in violation of certain covenants, for which the lender subsequently provided a written waiver stating that it will not demand repayment until April 30, 2008.  As the lines of credit are currently presented as a current liability no additional adjustment is required.

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

Under United States GAAP, the amounts shown on the consolidated balance sheets for development costs would be $222,303.

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

If United States GAAP were employed, the loss in each year would be adjusted as follows:

Expressed in Canadian Dollars

	2007	2006	2005
Income (loss) for the year, Canadian GAAP	$(925,040)	$(748,924)	$(725,732)
Impact of US GAAP and adjustments:
Amortization of development costs	99,805	156,648	133,290
Amortization of software development costs	(452,709)	-	-

Share issue costs	-	-	-
Effect of change in accounting policy	-	-	-
Deferred Costs	-	(40,316)	(117,102)
Income (loss) for the year, US GAAP	$(1,277,944)	$(632,592)	$(709,544)

The consolidated interim financial statements for the three months ended March 31, 2008 and 2007 are prepared in accordance with GAAP as applied in Canada.  In the following respects, GAAP as applied in the United States differs from that applied in Canada:

Expressed in Canadian Dollars

	March 2008	March 2007
Income (loss) for the year, Canadian GAAP	$(481,108)	$(309,674)
Impact of US GAAP and adjustments:
Amortization of development costs	23,932	16,598
Software development costs	(274,039)	-
Income (loss) for the year, US GAAP	$(731,216)	$(293,076)

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

The following table reconciles the numerators and denominators of the basic and diluted earnings per share under U.S. GAAP as required by SFAS 128:

Expressed in Canadian Dollars

	2007	2006	2005
numerator for basic and diluted income (loss) per share:
Income (loss) – US GAAP	$(1,277,944)	$(632,592)	$(709,544)
Denominator for basic and diluted (loss) per share:
Weighted average common shares	5,655,792	4,060,331	3,530,231
Basic and diluted loss per share – US GAAP	$(0.23)	$(0.16)	$(0.20)

5.E Research and Development

During the years ended December 31, 2007 and 2006, respectively, the Company expended $4,212,564 and $500,727 on research and development, under the categories of “development costs”, “software and web development costs” and “deferred costs”.  These expenditures in 2007 were primarily directed at developing the Speak2Me products for the China market.

5.F Trend Information

Lingo Media believes that the trend in English language learning in China is strong and growing.  The State Ministry of Education in China (“MOE”) is expanding its mandate for the teaching of English learning programs to students.    Although the outlook for learning English in China remains positive, there can be no assurance that this trend will continue or that the Company will benefit from this trend.

In Canada, pre-school supplemental education market remains strong, there can be no assurance that this trend will continue or that the Company will benefit from this trend.

5.F Tabular disclosure of contractual obligations

Our obligations as of March 31, 2008, were as follows:
Expressed in Canadian Dollars

Obligation	Expiring	Balance
Equipment Lease	April 29, 2009	$32,789
Rent in China	November 14, 2008	$34,800
Rent in Canada	December 31, 2011	$825,003
Revolving Line of Credit	On Demand	$230,000
Loan Payable	On Demand	$228,674
Loan Payable	April 30, 2009	$203,031

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 6
Directors and Senior Management
July 15, 2008

			Date of
			First
			Election or
Name	Position	Age	Appointment
Michael P. Kraft	President/CEO/Director	45	November 1996
Khurram R. Qureshi	CFO/Secretary/Treasurer	45	April 1997
Scott Remborg	Director	59	July 2000
John P. Schram	Director	65	June 2004
Nereida Flannery	Director	37	June 2005
Terry Pallier	Director	41	October 2007
Sanjay Joshi	Director	36	October 2007
Anthony Lacavera	Director	34	April 2008

Michael P. Kraft is the President & Chief Executive Officer of the Company since its inception in 1996. Mr. Kraft is also the Chairman of Buckingham Group Limited, a private merchant banking corporation and President of MPK Inc., a private business consulting corporation to both private and public corporations since 1994. He is also a director of JM Capital Corp. since June 2006, Pioneering Technology Inc. since July 2006 and Grenville Gold Corporation since April 2007, TSX Venture listed companies.  Mr. Kraft received a Bachelor of Arts in Economics from York University in 1985.

Khurram R. Qureshi is the Chief Financial Officer of the Company since 1997.  Mr. Qureshi is also the Chief Financial Officer of Canadian Shield Resources Inc. since 1997 and a director since June 2004.  Mr. Qureshi received a Bachelor of Administrative Studies from York University in 1987 and received the Chartered Accountant designation in 1990. Mr. Qureshi is also a partner at Chaba Qureshi and Karnani, Professional Accountants.

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

Nereida Flannery is a Partner and was co-founder of  Beijing based The Balloch Group, one of China's premier Investment Banks.  The firm today has 60 employees and is involved with financing through public and private investments and M&A advisory.  She focused on the firm's M&A business in particular in natural resources and was responsible for heading teams that advised on some of China's most important overseas acquisitions of late.   With over 13 years experience in China, Ms. Flannery previously was  VP of business development at Alibaba.com in Shanghai and was the General Manager of the Canada China Business Counsel in China (CCBC).  Ms. Flannery has a degree in Political Science from Queen's University and speaks Chinese, Greek and French.

Terry Pallier is the co-founder and Chief Executive Officer of A+ Child Development (Canada) Ltd., a subsidiary of Lingo Media. He is also the president and co-founder of TJP Holdings Inc., a private holding company. Mr. Pallier attended the University of Alberta in the Faculty of Physical Education in 1988-89.

Sanjay Joshi is a partner with WeirFoulds LLP in Toronto and practices corporate and securities law, with an emphasis on financing transactions. He obtained his LL.B. degree from Queen's University in 1999. Mr. Joshi represents agents and issuers active in the Canadian and US public markets. He advises Canadian investment dealers, limited market dealers and merchant banks as well as listed issuers in the natural resource, new-media and telecommunications sectors. Mr. Joshi sits on the board, and is Chair of the Audit Committee, for numerous companies, both public and private. He is called to the Bar in Ontario and British Columbia.

Anthony Lacavera co-founded Globalive Communications Corp. in 1998, becoming President and Chief Executive Officer in 1999. Mr. Lacavera also serves as co-founder and Chairman of several of Globalive’s present and past portfolio companies, including Enunciate Conferencing, OneConnect Services, Cohere Conferencing, Cellwand Communications, and most recently as the initial director and principal executive officer of Yak Communications (NASDAQ: YAKC) acquired by Globalive in November 2006. Mr. Lacavera received a B.A.Sc. (Honours) in Computer Engineering from the University of Toronto in 1997.

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

Summary Compensation Table
Expressed in Canadian Dollars

	ANNUAL COMPENSATION				LONG-TERM COMPENSATION
					Awards		Payouts
(NEO) Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen- sation (1) ($)	Securities Under Options/ SARs Granted (2) (#)	Restricted Shares or Restricted Share Units ($)	LTIP (3) Payouts ($)	All Other Compen- sation ($)
Michael P. Kraft (4) President & CEO	2007 2006 2005	120,000 122,500 123,489	Nil Nil Nil	Nil Nil Nil	142,857 Nil 295,000	Nil Nil Nil	Nil Nil Nil	Nil Nil 36,750 (5)
Khurram R. Qureshi Chief Financial Officer	2007 2006 2005	42,942 96,000 96,000	Nil Nil Nil	Nil Nil Nil	71,429 Nil 300,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes:
(1)
Perquisites and other personal benefits, securities or property that do not in the aggregate exceed the lesser of $50,000 and 10% of the total of the annual salary and bonus for any NEO for the financial year, if any, are not disclosed.

(2)
"SAR" or "stock appreciation right" means a right granted by the Company, as compensation for services rendered, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the Company.

(3)
"LTIP" or "long term incentive plan" means any plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.

(4)	Paid by Lingo Learning Inc., a wholly-owned subsidiary of the Company, to MPK Inc., a company controlled by Mr. Kraft. See " Management Agreement".

(5)	Represents success fee. See "Management Agreement".

Management Agreement The Company entered into a consulting agreement ("Consulting Agreement") dated as of October 18, 2007 with MPK Inc. pursuant to which the Company engaged MPK Inc. to provide the services of Michael P. Kraft (the "Consultant") to be the President & Chief Executive Officer of the Company.

The Consulting Agreement provides for an initial term of twenty-four (24) months to begin on January 1, 2008 and renewals for a further two (2) years unless terminated pursuant to the terms thereof.  The Consulting Agreement provides that the Company pay MPK Inc. $15,000 per month plus reimbursement for certain expenses properly incurred in connection with the Company.  In addition to providing an allowance for a health plan and life insurance policy, the Consulting Agreement also provides for an automobile allowance of $1,500 per month.

The Consultant may terminate the Consulting Agreement upon ninety (90) days written notice to the Company and the Company shall pay to the Consultant, all amounts due and owing up to the effective date of termination. The Consultant may also terminate the Consulting Agreement for the following reasons: (i) a material change in the position, duties and responsibilities of the Consultant; (ii) the Consultant ceases to be the most senior officer of the Company; (iii) any material reduction in the compensation payable to the Consultant in accordance with the terms of the Consulting Agreement; and (iv) the Company's head office being located more than 50 kilometres from its current location and the Consultant's current residence ("Good Cause"). If the Consultant terminates the Consulting Agreement for Good Cause the Company shall pay to the Consultant, all amounts due and owing up to the effective date of termination and a settlement amount equal to eighteen (18) months of compensation at the rate of compensation payable to the Consultant immediately prior to the effective date of termination

The Consulting Agreement may be terminated by the Company by giving written notice to the Consultant and the Company shall pay to the Consultant, all amounts due and owing up to the effective date of termination and a settlement amount equal to eighteen (18) months of compensation at the rate of compensation payable to the Consultant immediately prior to the effective date of termination.

In the event of a change of control, the Consultant may, for a period of six (6) months after the effective date of any such change of control, elect to terminate the Consulting Agreement with the Company upon eight weeks notice and the Company shall pay to the Consultant, all amounts due and owing up to the effective date of termination and a settlement amount equal to eighteen (18) months of compensation at the rate of compensation payable to the Consultant immediately prior to the effective date of termination by voluntary resignation.  In the event of a change of control and if the Company terminates the Consultant without cause, the settlement amount shall be equal to twenty four (24) months of compensation at the rate of compensation payable to the Consultant immediately prior to the effective date of termination.

The Consultant is subject to a 18 month non-complete period following the termination of the Consulting Agreement. MPK Inc. is a corporation controlled by Michael P. Kraft, the President & Chief Executive Officer of the Company.

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

Pension/Retirement Benefits.  No funds were set aside or accrued by the Company during Fiscal 2007 to provide pension, retirement or similar benefits for Directors or Executive Officers.

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

6.C.2. Termination benefits

Not applicable

6.C.3.  Board of Director Committees.

The Company has two committees: Audit Committee and Compensation Committee.

The Audit Committee recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.  The current members of the Audit Committee are: Scott Remborg, Michael P. Kraft and Sanjay Joshi.

The Compensation Committee establishes and modifies compensation and incentive plans and programs, and reviews and approves compensation and awards under compensation and incentive plans and programs for elected officers of the Company. The current members of the Compensation Committee are: Scott Remborg, Nereida Flannery and John Schram.

6.E.  Share Ownership

Table No. 7 lists, as of June 30, 2008, Directors and Executive Officers who beneficially own the Company's voting securities and the amount of the Company's voting securities owned by the Directors and Executive Officers as a group.  Table No. 7 includes all persons/companies where the Company is aware that they have 5% or greater beneficial interest in the Company’s securities.

Table No. 7
Shareholdings of Directors and Executive Officers
Shareholdings of 5% Shareholders

Title	Name of	Amount and Nature	Percent
of	Beneficial	of Beneficial	of
Class	Owner	Ownership (1)	Class
Common	Michael P. Kraft (2)	1,450,102(5)	15.13%
Common	Scott Remborg (2)(3)(4)	154,372(6)	1.61%
Common	Khurram Qureshi (10)	128,990	1.34%
Common	John Schram(3)(4)	10,714 (8)	*
Common	Nereida Flannery(3)	[nil] (7)	*
Common	Terry Pallier	144,107 (9)	1.50%
Common	Sanjay Joshi (2)(4)	[nil] (10)	*
Common	Anthony Lacavera	282,220 (11)	2.94%
Directors/Officers as a group (8 persons)		2,170,505	22.64%

*  Less than 1%.

(1)	The information as to voting securities beneficially owned, controlled or directed, not being within the knowledge of the Company, has been furnished by the respective nominees individually.

(2)	Member of the Audit Committee.

(3)	Member of the Compensation Committee.

(4)	Member of the Corporate Governance Committee.

(5)
Of such shares, 427,043 are held by a wholly owned company of his wife, 76,808 are held in his wife's RRSP, 23,184 are held in his children's names, 57,736 are held in Mr. Kraft's RRSP, and 865,331 are held by Buckingham Group Limited., a company controlled by Mr. Kraft.  Mr. Kraft also holds options to purchase up to an additional 195,715 common shares of the Company.

(6)	Of such shares, 3,428 are held in Mr. Remborg's RRSP account. Mr. Remborg also holds options to purchase up to an additional 42,857 common shares of the Company.

(7)	Ms. Flannery also holds options to purchase up to an additional 32,143 common shares of the Company.

(8)	Mr. Schram also holds options to purchase up to an additional 42,857 common shares of the Company.

(9)	Mr. Pallier holds his shares in a wholly-owned holding company called TJP Holdings Inc.

(10)
Of such shares, 38,606 shares are held in his wife’s RRSP, 9,819 in his wife’s name and 7,750 are held in Mr. Qureshi’s RRSP.  Mr. Qureshi also holds options to purchase up to an additional 54,486 common shares of the Company.

(11)
Of such shares, 274,820 shares are held in 425243Ontario Inc. and 7,400 in AAL Telecom Holdings Inc., both wholly owned holding companies of Mr. Lacavera.  425243 Ontario Inc. also holds 30,125 warrants to purchase up to an additional 30,125 common shares in the Company.

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

Company Stock Option Plan

A new stock option plan (the "2005 Plan") was adopted by the board of directors in May 30, 2005 and approved by the shareholders of the Company at the annual and special Meeting of shareholders on June 30, 2005 to encourage ownership of common shares by directors, officers, employees and consultants of the Company. The number of shares which may be reserved for issuance under the 2005 Plan is limited to 5,421,342 common shares, representing approximately 20% of the issued and outstanding common shares of the Company as at June 30, 2005, less the number of shares reserved for issuance pursuant to options previously granted.

Options may be granted under the 2005 Plan only to directors, officers, employees, consultants of the Company and its subsidiaries and personal holding corporations controlled by a director or officer of the Company and its subsidiaries as designated from time to time by the board of directors of the Company.  The maximum number of common shares which may be reserved for issuance to any one person under the 2005 Plan is 5% of the common shares outstanding at the time of the grant (calculated on a non-diluted basis) less the number of shares reserved for issuance to such person under any option to purchase common shares granted as a compensation or incentive mechanism.  Any shares subject to an option granted under the 2005 Plan that for any reason is cancelled or terminated prior to exercise will be available for a subsequent grant under the 2005 Plan.  The option price of any common shares cannot be less than the closing price of the shares on the day immediately preceding the day upon which the option is granted less any permitted discount.  Options granted under the 2005 Plan may be exercised during a period not exceeding five years, subject to earlier termination upon the termination of the optionee's employment, upon the optionee ceasing to be an employee, officer, director or consultant of the Company or an of its subsidiaries, as applicable, or upon the optionee retiring, becoming permanently disabled or dying.  Options granted to optionees vest over an 18 month period with no greater than 16.67% of any options granted to an optionee vesting in any three month period or such longer period as the board may determine.  The options under the 2005 Plan are non-transferable.  The 2005 Plan contains provisions for adjustment in the number of shares issuable thereunder in the event of a subdivision, consolidation, reclassification or change of the common shares, a merger or other relevant changes in the Company's capitalization.

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

On July 5, 2006 and October 5, 2007, the Company's shareholders ratified and approved an increase in the number of common shares eligible to be issued under the Company's 2005 Plan to approximately 20% of the issued and outstanding common shares as at the date of the respective shareholders meetings.  Currently the 2005 Plan provides that the maximum aggregate number of shares reserved for issuance and which could be purchased upon the exercise of all options granted thereunder could not exceed 6,558,820, which number represented approximately 20% of the 32,794,102 issued and outstanding as at the Company’s last Annual and Special Meeting held on October 5, 2007 (“2007 Shareholder’s Meeting”).

At the 2007 Shareholder’s Meeting, the Company's shareholders also approved a consolidation of the Company's issued share capital on the basis of one (1) new for seven (7) old common shares (the "Consolidation"). As a result, the number of common shares eligible to be issued under the Company's 2005 Plan was also reduced on a one (1) for seven (7) basis.

Currently, the 2005 Plan provides that the maximum aggregate number of shares reserved for issuance and which could be purchased upon the exercise of all options granted thereunder could not exceed 936,974, which number represents approximately 20% of the issued and outstanding common shares of the Company after giving affect to the Consolidation.

As of the date hereof, options to purchase an aggregate of 908,833 common shares are outstanding under the 2005 Plan.

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in the Table below as of July 15, 2008, as well as the number of options granted to Directors and officers as a group.

Stock Options Outstanding
Expressed in Canadian Dollars

Name	Common Stock	Exercise Price	Grant Date	Expiration Date
John Schram	10,714	$1.33	10/5/04	10/5/09
John Schram	10,714	$1.47	10/17/05	10/17/10
John Schram	21,429	$0.84	5/22/07	5/22/12
Khurram Qureshi	2,000	$1.33	10/5/04	10/5/09
Khurram Qureshi	52,486	$0.70	2/14/07	2/14/12
Michael Kraft	10,714	$1.33	10/5/04	10/5/09
Michael Kraft	42,143	$1.33	1/14/05	1/14/10
Michael Kraft	142,857	$0.70	2/14/07	2/14/12
Nereida Flannery	10,714	$1.47	10/17/05	10/17/10
Nereida Flannery	21,429	$0.84	5/22/07	5/22/12
Scott Remborg	10,714	$1.33	10/5/04	10/5/09
Scott Remborg	10,714	$1.47	10/17/05	10/17/10
Scott Remborg	21,429	$0.84	5/22/07	5/22/12

Total Officers/Directors 723,119

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders.

7.A.1.a.  Holdings By Major Shareholders.

Refer to ITEM #6.E. and Table No. 7. Other than those shareholders set forth in Table No.7, there are no shareholders who hold more than 5% of the Company's shares.

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings.

The participation in private placements of equity by the Company and exercise of stock options/share purchase warrants has lead over the last several years to some significant changes in the holdings of major shareholders; table reflects direct/indirect holdings of common shares, refer to Table No. 7 for additional information.

	Shares	Shares	Shares	Shares
	Owned	Owned	Owned	Owned
	12/31/2007	12/31/2006	12/31/2005	12/31/2004
Michael P. Kraft	1,450,102	495,450	356,523	298,665

7.A.2.  Canadian Share Ownership. On July 14, 2008, the Company’s registered shareholders’ list showed 10,015,595 common shares outstanding with 49 registered shareholders, with 9,460,866 owned by 40 shareholders residing in Canada, 14,714 shares owned by 4 registered shareholders in US and 540,015 shares owned by 5 foreign registered shareholders.

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

Funds Owed to Officers/Directors
Officers/Directors have lent the Company funds during the last several years to alleviate the corporate need for working capital.  Principal owed totaled:

Expressed in Canadian Dollars

Name	12/31/2007	12/31/2006	12/31/2005	12/31/2004
Richard J.G. Boxer	$nil	$nil	$51,649(1)	$77,762(1)
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

From January 2007 through May 2007, LMK Inc., a company controlled by the wife of Michael P. Kraft, MPK Inc., Ten-Grad Investments Limited, a company controlled by the father of Michael P. Kraft loaned the Company an aggregate of $202,000. These loans bore interest at 12% per annum.  At June 15, 2007, $202,000 was outstanding related to these loans.

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

Audited Financial Statements for Fiscal 2007 and Fiscal 2006

Unaudited Financial Statements For Three months ended March 31, 2008 and March 31, 2007

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

ITEM 9.  THE OFFER AND LISTING

9.A.4.  Common Share Trading Information

The Company's common shares began trading on the Alberta Stock Exchange in Calgary, Alberta, Canada under its former name Alpha Ventures Inc. in November 1996.  The Alberta Stock Exchange was absorbed by the Canadian Venture Exchange, which was absorbed by the TSX Venture Exchange.  The Company’s listing was automatically transferred from the Alberta Stock Exchange to the TSX Venture Exchange “TSX VEN” as a Tier 2 company.  The current stock symbol on the TSX VEN is “LM”. The CUSIP number is 5357441065.

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

Table No. 9
TSX Venture Exchange
 Common Shares Trading Activity

	Sales-Canadian Dollars
Period Ended	Volume	High	Low	Close

Monthly
June 2008	185,323	1.97	1.70	1.85
May 2008	118,497	2.03	1.63	1.89
April 2008	238,481	2.20	1.62	2.00
March 2008	369,300	1.83	1.28	1.81
February 2008	59,000	1.29	1.10	1.29
January 2008	35,300	1.18	0.85	1.10
December 2007	20,500	1.23	0.91	1.19
November 2007	68,700	1.39	0.91	1.23
October 2007	72,357	1.50	1.19	1.36
September 2007	44,886	1.40	1.19	1.19
August 2007	265,000	1.40	1.05	1.40
July 2007	92,000	1.33	1.05	1.12
June 2007	6,457	1.19	0.91	1.05

Quarterly
3/31/2008	463,600	1.83	0.85	1.81
12/31/2007	161,557	1.39	1.19	1.19
9/30/2007	401,886	1.40	1.05	1.19
6/30/2007	294,400	1.19	0.84	1.05
3/31/2007	72,291	1.155	0.63	0.875
12/31/2006	128,088	1.365	0.70	1.155
9/30/2006	123,945	1.47	0.84	1.365
6/30/2006	187,668	1.12	0.49	1.05
3/31/2006	226,664	1.33	0.77	1.05
12/31/2005	83,509	1.54	0.77	1.19
9/30/2005	216,388	1.855	0.77	1.575
6/30/2005	142,287	1.575	0.84	1.33
3/31/2005	255,582	2.275	1.26	1.26
12/31/2004	147,959	2.24	1.19	1.96
9/30/2004	128,796	1.75	1.12	1.33
6/30/2004	317,914	2.94	1.40	1.61

Yearly
12/31/2007	930,134	1.50	0.63	1.19
12/31/2006	666,365	1.47	0.49	1.155
12/31/2005	697,765	2.275	0.77	1.19
12/31/2004	1,497,789	2.03	1.89	1.96
12/31/2003	578,401	2.24	0.56	2.03

The Company's shares became quoted for trading on the NASD OTC Bulletin Board on January 22, 2004.

The table No.10 lists the volume of trading and high, low and closing sales prices on the NASD OTC Bulletin Board for the Company's common shares for the last 12 months, the last twelve fiscal quarters; and since commencement of trading.

Table No. 10
NASD OTC Bulletin Board
 Common Shares Trading Activity

	Sales-US Dollars
Period Ended	Volume	High	Low	Close

Monthly
June 08	15,300	1.90	1.66	1.86
May 08	33,300	2.00	1.00	1.85
April 08	9,600	2.00	1.74	1.97
March 2008	85,300	1.79	1.02	1.79
February 2008	38,100	1.25	0.71	1.25
January 2008	20,800	1.21	0.84	1.09
December 2007	12,400	1.24	0.86	1.22
November 2007	17,300	1.40	0.21	1.24
October 2007	7,389	1.40	0.77	1.40
September 2007	4,757	1.40	0.77	1.33
August 2007	38,014	1.40	0.77	1.40
July 2007	20,123	1.19	0.84	1.19

Quarterly
3/31/2008	144,200	1.79	0.71	1.79
12/31/2007	37,089	1.40	0.77	1.22
9/30/2007	62,944	1.40	0.77	1.33
6/30/2007	78,952	1.19	0.70	0.91
3/31/2007	47689	2.10	0.35	0.84
12/31/2006	76626	4.06	0.63	1.176
9/30/2006	128421	2.66	0.63	1.288
6/30/2006	143740	1.19	0.41	1.01
3/31/2006	144133	1.33	0.70	0.91
12/31/2005	12106	1.39	0.56	0.805
9/30/2005	36046	1.68	0.525	1.26
6/30/2005	65326	1.27	0.735	0.98
3/31/2005	62985	1.89	0.98	1.26
12/31/2004	11374	2.52	0.875	1.61
9/30/2004	37872	1.47	0.84	1.12
6/30/2004	166566	2.45	0.91	1.26
3/31/2004	330383	3.57	1.435	2.10

Yearly
12/31/2007	245,718	1.40	0.21	1.22
12/31/2006	492,923	5.80	0.406	1.176
12/31/2005	219,321	1.89	0.525	0.805
12/31/2004	778,080	3.57	0.84	1.61

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

On July 14, 2008, the registered shareholders' list for the Company's common shares showed 49 registered shareholders and 9,587,024 shares issued and outstanding. Four of these registered shareholders were U.S. residents owning 14,714 shares representing less than one percent of the issued and outstanding common shares.

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

As of July 14, 2008, there were no warrants outstanding to purchase common shares of the Company.

9.C.  Stock Exchanges Identified

The common shares trade on the TSX Venture Exchange, NASD OTCBB and are quoted for trading on the Berlin-Bremen Stock Exchange. Refer to ITEM #9.A.4.

TEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

10.A.1.  Authorized/Issued Capital.  As of December 31, 2007, December 31, 2006, December 31, 2005, December 31, 2004, and December 31, 2003, the authorized capital of the Company was an unlimited number of common shares without par value and there were 9,582,262, 4,654,024, 3,982,110, 3,444,253, and 3,363,515 common shares issued and outstanding, respectively.

At the Annual and Special Meeting of shareholders held on October 5, 2007, the shareholders of Lingo Media approved, by special resolution, the consolidation of all its common shares on a one-for-seven basis and the change of the Company's name to Lingo Media Corporation. The consolidation reduced the number of common shares outstanding of the Company to
5,113,443 common shares and 9,582,262 common shares post acquisition.

10.A.4.  Stock Options/Share Purchase Warrants

10.A.5.  Stock Options/Share Purchase Warrants

--- Refer to ITEM #6.E. and Table No. 11. ---

10.A.6.  History of Share Capital

May 1997; reverse takeover of AC,	6,978,828 shares,	---
April 1997; stock option exercise,	70,000 shares,	$14,000
March 1998; acquisition of CSVL,	960,000 shares,	$307,200
March 2000; stock option exercise,	150,000 shares,	$30,000
April 2000; private placement,	5,000,000 units,	$1,811,872
November 2000; stock option exercise,	40,000 shares,	$8,000
May 2001; stock option exercise,	100,000 shares,	$20,000
November 2001; private placement,	1,000,000 shares,	$100,000
March 2002; private placement,	3,700,000 shares,	$370,000
March 2003; warrants exercise,	150,000 shares,	$15,000
September 2003; warrants exercise,	18,750 shares,	$2,250
September 2003; stock option exercise,	49,000 shares,	$4,900
October 2003; stock option exercise,	10,000 shares,	$1,000
December 2003; warrants exercise,	2,583,030 shares,	$309,964
March 2004; stock option exercise,	377,666 shares,	$59,766
May 2004; stock option exercise,	37,500 shares,	$3,750
December 2004; stock option exercise,	150,000 shares,	$37,500
September 2005; private placement	3,675,000 shares,	$735,000
Fiscal 2005; stock option exercise	90,000 shares,	$10,800
December 2006; acquisition of A+ Child Development (Canada) Ltd	2,849,500 shares,	$569,900.
Fiscal 2006; stock option exercise	1,853,897 shares,	$461,785
Fiscal 2007; stock option exercise	282,600 shares,	$59,450
October 2007; share consolidation	1 new common share for	7 old common shares
October 2007; private placement	387,500 shares,	$775,000
October 2007; acquisition of Speak2Me Inc.	4,500,366 shares,	$4,536,351

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

Subject to the Articles of Incorporation and any unanimous shareholder agreement, the board may fix their remuneration.

Borrowing Powers of Directors, ByLaws - Section 3.10

The board of directors may from time to time:

i)	borrow money upon the credit of the Corporation;

ii)	issue, reissue, sell or pledge debt obligations of the Corporation;

iii)	subject to the Business Corporations Act (Ontario), give a guarantee on behalf of the Corporation to secure performance of an obligation of any person; and

iv)	mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any debt obligations of the Corporation.

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

c.  Management Agreement with MPK Inc., dated October 18, 2007

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

The Company did not maintain a complete set of policies and procedures governing decision and  authorization processes. As such, reliance was placed on management’s substantive review of period end balances, transactions recorded in each period, scrutiny of business activity and centralized cash management to detect errors and ensure the financial statements do not contain material misstatements. The Company assigned dedicated staff to formulate a plan, using a generally recognized framework, to document key processes and controls, and initiated the creation of a comprehensive set of policies and procedures. The completion of documentation and implementation of the initiative will continue in 2008.

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

These compensating controls include:

•	Review of all balances and reconciliations;
•	Review of bank registers and disbursement details in risk locations; and
•	Analytical review and analysis of performance against expectations.
•	During 2007, the Company enhanced internal controls over financial reporting by introducing the following additional changes:
•	Improved budgetary controls; and
•	Strengthened technical expertise in the accounting and finance areas of the organization;

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

The financial statements as required under ITEM #17 are attached hereto as exhibits.  The audit reports of Mintz & Partners LLP, Chartered Accountants, and Meyers Norris Penny LLP are included herein immediately preceding the financial statements and schedules.

Audited Financial Statements

Auditor's Report, dated April 20, 2008
Consolidated Balance Sheets at December 31, 2007 and December 31, 2006
Consolidated Statements of Operations and Deficit for the years ended December 31, 2007 and December 31, 2006
Consolidated Statements of Cash Flows for the years ended December 31, 2007 and December 31, 2006
Notes to Financial Statements

Unaudited Interim Financial Statements

Consolidated Interim Balance Sheets at March 31, 2008 and December 31, 2007
Consolidated Interim Statements of Operations and Deficit for the Three Months Ended March 31, 2008 and March 31, 2007
Consolidated Interim Statements of Cash Flows for the Three Months Ended March 31, 2008 and March 31, 2007
Notes to Consolidated Interim Financial Statements

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

4.  Material Contracts:

a.  Acquisition Agreements with Alpha Corporation,(now Lingo Media Ltd.) dated May 7, 1997, incorporated by reference from the Lingo Media Inc. F-1 Registration Statement filed August 20, 2002

b.  Acquisition Agreements for CSVL, dated March 5, 1998, incorporated by reference from the Lingo Media Inc. F-1 Registration Statement filed August 20, 2002

c. Management Agreement with MPK Inc., dated May 1, 1997, renewed on December 14, 1998 and November 26, 1999, and the renewal of November 26, 1999 amended July 3, 2000, incorporated by reference from the Lingo Media Inc. F-1 Registration Statement filed August 20,2002

d. Performance Shares Escrow Agreement, dated April 30, 1997 and May 7, 1997, incorporated by reference from the Lingo Media Inc. F-1 Registration Statement filed August 20, 2002

10. Additional Exhibits:

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

LINGO MEDIA CORPORATION

July 15, 2008	By:	/s/ Michael P. Kraft
Michael P. Kraft President and Chief Executive Officer

July 15, 2008	By:	/s/ Khurram R. Qureshi
Khurram R. Qureshi Chief Financial Officer