Form 20-F/A
period 2007-12-31
LINGO MEDIA CORP
filed 2008-07-18
CIK 1177167

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

c. Financial statements of A+ Child Development (Canada) Inc. for December 31, 2005 (Audited), December 31, 2004 and September 30, 2006(non-audited)

EXHIBIT 12.1 PURSUANT TO RULE 13a-14 AND 15d-14,UNDER THE SECURITIES EXCHANGE ACT OF 1934.

EXHIBIT 12.2 PURSUANT TO RULE 13a-14 AND 15d-14,UNDER THE SECURITIES EXCHANGE ACT OF 1934.

EXHIBIT 13.1 PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002.

EXHIBIT 13.2 PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002.

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