Form 20-F
period 2008-12-31
LINGO MEDIA CORP
filed 2009-05-15
CIK 1177167

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 12,457,607

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.            Yes ☒         No ☐

Indicate by check mark which financial statement item the registrant has elected to follow:          Item 17 ☒         Item 18 ☐

LINGO MEDIA CORPORATION
FORM 20-F ANNUAL REPORT
TABLE OF CONTENTS

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

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable

Item 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

3.A.2.  Selected Financial Data

Our financial statements are reported in Canadian Dollars and presented in accordance with Canadian generally accepted accounting principles and reconciled to U.S. generally accepted accounting principles (“GAAP”) in the footnotes, for the fiscal years ended December 31, 2008, December 31, 2007, December 31, 2006, December 31, 2005 and December 31, 2004. The financial statements for the fiscal years ended December 31, 2004 to December 31, 2006 have been audited by Mintz & Partners LLP. Meyers, Norris, Penny LLP audited December 31, 2007 financial statements and Collins Barrow Toronto LLP audited December 31, 2008 financial statements.

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

Table No. 3
Selected Financial Data
Expressed in Canadian Dollars
(CDN$ in 000’s, except per share data)

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	12/31/08	12/31/07	12/31/06	12/31/05	12/31/04

Revenue from continuing operations	$969	$880	$894	$906	$590
Gross Profit from continuing operations	$843	$766	$761	$783	$495
Net Loss from continuing operations	$(2,311)	$(632)	$(691)	$(726)	$(795)

Revenue from discontinued operations	$2576	$3125	$680	$-	$-
Net Loss from discontinuing operations	$(1571)	$(292)	$(58)	$-	$-

(Loss) per Share from continuing operations	$(0.22)	$(0.11)	$(0.17)	$(0.03)	$(0.04)
(Loss) per Share from discontinuing operations	$(0.15)	$(0.05)	$(0.01)	$-	$-

Dividends per Share	$0.00	$0.00	$0.00	$0.00	$0.00

Weighted Avg. Shares	$10,427	$5,656	$4,060	$3,530	$3,232
Period-end Shares
outstanding	$12,458	$9,582	$4,694	$4,125	$3,444

Working Capital	$1,796	$208	$(347)	$278	$271
Long-Term Debt/Loans Payable	-	203	348	-	-
Shareholders’ Equity	$6,640	$5,886	$1,376	$1,088	$938
Total Assets	$8,527	$8,162	$2,884	$1,611	$1,798
US GAAP income (Loss)	$(4,697)	$(5,178)	$(633)	$(710)	$(427)
US GAAP Basic Loss per Share	$(0.45)	$(0.92)	$(0.16)	$(0.17)	$(0.12)

US GAAP Equity	$1,296	$1,355	$1,098	$625	$482
US GAAP Total Assets	$3,182	$3,631	$2,606	$1,391	$1,212

(1)	Cumulative Net Loss since incorporation under US GAAP has been ($14,373,238).
(2)	a) Under US GAAP, development costs of new businesses are expensed as incurred: 2008-($218,795), 2007-$nil, 2006-$nil, 2005-$nil and 2004-$nil.
b) Under US GAAP, development costs amortized under Canadian GAAP would be reversed tocalculate Loss per Share: 2008 – $128,478, 2007 – $99,805, 2006 – $156,648, 2005 – $133,290 and 2004-$346,124.
c) Under US GAAP, software and web development costs are expensed as incurred: 2008-$880,846, 2007-$4,352,341, 2006-$nil, 2005-$nil and 2004-$nil.

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

Table No. 4
U.S. Dollar/Canadian Dollar

	Average	High	Low	Close

April 2009	1.23	1.27	1.20	1.21
March 2009	1.26	1.30	1.22	1.25
February 2009	1.24	1.27	1.21	1.26
January 2009	1.22	1.28	1.18	1.23
December 2008	1.23	1.30	1.18	1.22
November 2008	1.22	1.30	1.15	1.24
October 2008	1.17	1.30	1.04	1.21
September 2008	1.06	1.08	1.03	1.04
August 2008	1.05	1.07	1.02	1.06
July 2008	1.01	1.03	1.00	1.02
June 2008	1.01	1.03	0.99	1.01
May 2008	1.00	1.02	0.98	0.99

Fiscal Year Ended Dec. 31, 2008	1.07	1.30	0.97	1.22
Fiscal Year Ended Dec. 31, 2007	1.07	1.19	0.91	0.98
Fiscal Year Ended Dec. 31, 2006	1.13	1.16	1.11	1.12
Fiscal Year Ended Dec. 31, 2005	1.21	1.27	1.15	1.17
Fiscal Year Ended Dec. 31, 2004	1.30	1.39	1.17	1.21

3.B.  Capitalization and Indebtedness

Not applicable

3.D.  Risk Factors

The Company is subject to a number of risks and uncertainties.

Lingo Media is a diversified online and print education product and services company.  Speak2Me Inc. (“Speak2Me”), a subsidiary acquired in 2007, is a new media company focused on interactive advertising in China through its Internet-based English language learning platform. In China, Lingo Media continues to expand its legacy business via its wholly-owned subsidiary Lingo Learning Inc. (“Lingo Learning”), a print-based publisher of English language learning programs.  In Canada, Lingo Media through its 70.33% subsidiary A+ Child Development (Canada) Ltd. (“A+”) specialized in early childhood cognitive development programs which distributed educational materials along with its proprietary curriculum.  In December 2008, A+ filed a Notice of Intention to Make a Proposal under the Bankruptcy and Insolvency Act.

As of December 31, 2008, the Company operated two distinct business segments as follows:

Online English Language Learning

The Company offers an online English language learning community in China through its acquisition of Speak2Me.  Speak2Me incorporates Lingo Media’s proven pedagogy with fun, interactive lesson modules to address the rapidly growing need for spoken English worldwide.  Speak2Me’s groundbreaking service uses speech recognition technology to teach spoken English online through more than 350 targeted lessons that engage users in interactive conversations with a virtual teacher. A unique social-networking infrastructure that allows students to form study groups and offers contests, prizes and other incentives, creates a learning environment that engenders co-operation and competition, just as in a conventional classroom. Speak2Me’s patent-pending Conversational Advertising™ platform allows Speak2Me to provide its innovative offering to end-users at no cost. In addition, Speak2Me offers premium content development services and custom training modules to support businesses and institutions that require English language training for their personnel.

Print-Based English Language Learning

The Company continues to expand its publishing business via its subsidiary Lingo Learning Inc. (“Lingo Learning”), a print-based publisher of English language learning programs in China since 2001. Lingo Learning has an established presence in China’s education market of 200 million students.  To date, it has co-published 278 million units from its library of more than 340 program titles in China.

The Company derives its revenue from doing business in China. If any of the following risks occur, our business, results of operations and financial condition would likely suffer.  In any such events, the market price of our common stock could decline and you may lose all or part of your investment in our shares of common stock.

Risk Factors Associated with Speak2Me’s Online English Language Learning Business

Early Stage of Development

Speak2Me is at an early stage of development in its business. There can be no assurance that Speak2Me's business will be profitable. There can be no assurance that Speak2Me will be able to generate sufficient activity to be profitable in the future and Speak2Me's limited operating history makes an evaluation of its prospects difficult.

Competitive Markets

Speak2Me operates in competitive and evolving markets. These markets are subject to rapid technological change and changes in customer preferences and demand. There can be no assurance that Speak2Me will be able to obtain market acceptance or compete for market share. Speak2Me must be able to keep current with the rapidly changing technologies, to adapt its services to evolving industry standards and to improve the performance and reliability of its services. New technologies could enable competitive product offerings and adversely affect Speak2Me and its failure to adapt to such changes could seriously harm its business.

Uncertain Economic Conditions

Unfavourable economic and market conditions could increase Speak2Me's financing costs, reduce demand for its products and services, limit access to capital markets and negatively impact any access to future credit facilities for Speak2Me. Expenditures by advertisers tend to be cyclical, reflecting overall economic conditions as well as budgeting and buying patterns.

We Will Need Additional Financing

Speak2Me will require additional funds for sales and marketing. Failure to obtain additional financing will result in significant delays in developing new products and markets. If Speak2Me is unsuccessful in raising the additional financing called for in its Business Plan, Speak2Me is confident it can continue operations with a series of smaller financings, but would be forced to scale back its sales and expansion plans.

We Are Dependent on Key Personnel

Speak2Me is dependent upon the efforts, performance and commitment of its senior officers and directors, who are responsible for the future development of Speak2Me's business. Shareholders and investors will be relying upon the business judgment, expertise and integrity of Speak2Me's management and directors. To the extent that the services of any senior officers or directors would be unavailable for any reason, a disruption to the operations of Speak2Me could result, and other persons would be required to manage and operate Speak2Me. Speak2Me's future success will also depend in large part upon its ability to attract and retain highly skilled personnel. There can be no assurance that Speak2Me will be successful in attracting and retaining such personnel.

Advertisers May Not Place Advertising in an Educational Context

Speak2Me’s market research indicates that potential advertisers and its target demographic is receptive to the placement of corporate advertising in the context of a website devoted to education. However, Speak2Me is aware of the risk of political change in any country in which it is operating which may mean the local government regulators may no longer be willing to accept corporate advertising within its student network.

Parents and Students May Not Be Willing to Pay for Online Services

Offline English Language Learning instruction is a growing industry, but attempts to attract large numbers of paying students to subscription-based online English Language Learning services have largely failed. Given that online consumption patterns in China are largely following trends already established in the West, and given that few industries and companies in the international markets have been able to establish thriving subscription-supported online services, a pure subscription model is unlikely to succeed in China.

Low Growth of Internet Advertising

Speak2Me is aware that the level of Internet advertising is currently low, especially in Asia and Latin American countries compared to the West. Speak2Me's forecast profitability is highly dependent on the assumption that Internet advertising will grow rapidly. The market for Internet advertising, content and services is intensely competitive and rapidly evolving. Speak2Me expects that competition will continue to increase, including in its target market in China. It is not difficult to enter this market, and current and new competitors, including companies in traditional media, can launch Internet sites rapidly.

Speak2Me May Not Generate Online Advertising/Sponsorship Revenue

Speak2Me’s future success depends in part on its ability to establish, increase and sustain online advertising/sponsorship revenue, and therefore market and advertiser acceptance of Speak2Me's services will be important to the success of Speak2Me’s business. Speak2Me’s ability to generate advertising revenue will be directly affected by the number of users of its service. Speak2Me’s ability to generate advertising revenue will also depend on several other factors, including the level and type of market penetration of Speak2Me’s service, broadening its relationships with advertisers, its user base being attractive to advertisers, its ability to derive better demographic and other information from users, competition for advertising funds from other media and changes in the advertising industry and economy generally. Speak2Me’s expense levels are based in part on expectations of future revenue. Speak2Me may be unable to adjust spending quickly enough to compensate for any unexpected revenue shortfall. Speak2Me anticipates that some of its advertising customers will not allow Speak2Me to place their advertisements next to other advertisements. Speak2Me may not always be successful at accommodating these orders. In such situations, inability to fulfill competing orders might cause Speak2Me to lose a potentially significant amount of revenue, particularly if the customer that cannot be accommodated chooses not to advertise with Speak2Me.

We Must Maintain User Relationships

The ability of Speak2Me to attract and maintain users requires that it provide a competitive offering of products and services that meet the needs and expectations of its users. Speak2Me's ability to satisfy the needs or demands of its users may be adversely affected by factors such as the inability or failure to identify changing client needs or expectations or the inability to adapt in a timely and cost-effective manner to innovative products and services offered by competitors. In addition, Speak2Me must continue to attract and retain users to compete successfully for advertising revenue. Speak2Me cannot be sure that it will compete successfully with current or future competitors in sustaining or growing Speak2Me’s web site traffic levels and user levels. If Speak2Me fails to attract and retain more users, Speak2Me’s market share, brand acceptance and revenue would not scale, which would have a material adverse effect on Speak2Me’s business, financial condition and results of operations.

We Must Create Content and Services Accepted by Users

Speak2Me’s success is dependent upon its ability to deliver original and compelling content and services for its online English language instruction software that attract and retain users in its target market. Speak2Me’s ability to successfully develop and produce content and services is subject to numerous uncertainties, including the ability to:

•	Anticipate and successfully respond to rapidly changing consumer tastes and preferences;
•	Fund new content development;
•	Attract and retain qualified editors, writers, producers, and technical personnel;
•	Build brand loyalty among users; and
•	Build a sense of community among users and encourage use of the interactive features on Speak2Me’s website.

We Must Provide Delivery Infrastructure to Perform Consistently

Speak2Me’s success as a business depends, in part, on its ability to provide consistently high quality online services to users via the Speak2Me Delivery Infrastructure. There is no guarantee that the Speak2Me Delivery Infrastructure and/or Speak2Me’s software will not experience problems or other performance issues. If the Speak2Me Delivery Infrastructure or software fails or suffers performance problems, then it would likely affect the quality and interrupt the continuation of Speak2Me’s service and significantly harm Speak2Me’s business.

Speak2Me’s Delivery Infrastructure is susceptible to natural or man-made disasters such as earthquakes, floods, fires, power loss and sabotage, as well as interruptions from technology malfunctions, computer viruses and hacker attacks. Other potential service interruptions may result from unanticipated demands on network infrastructure, increased traffic or problems in customer service. Significant disruptions in the Speak2Me Delivery Infrastructure could harm Speak2Me’s goodwill and the Speak2Me brand and ultimately could significantly and negatively impact the amount of revenue it may earn from its service.  Like all Internet transmissions, Speak2Me’s services may be subject to interception and malicious attack. Pirates may be able to obtain or copy Speak2Me’s products without paying fees to Speak2Me. The Speak2Me Delivery Infrastructure is exposed to spam, viruses, worms, spyware, denial of service or other attacks by hackers and other acts of malice. Speak2Me uses security measures intended to make theft of its software more difficult. However, if Speak2Me is required to upgrade or replace existing security technology, the cost of such security upgrades or replacements could have a material adverse effect on Speak2Me’s financial condition, profitability and cash flows.

We Have Limited Intellectual Property Protection

Speak2Me relies on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary rights. In addition, Speak2Me’s success may depend, in part, on its ability to obtain patent protection and operate without infringing the rights of third parties. There can be no assurance that, once filed, Speak2Me’s patent applications will be successful, that Speak2Me will develop future proprietary products that are patentable, that any issued patents will provide Speak2Me with any competitive advantages or will not be successfully challenged by any third parties or that the patents of others will not have an adverse effect on the ability of Speak2Me to do business. In addition, there can be no assurance that others will not independently develop similar products, duplicate some or all of Speak2Me’s products or, if patents are issued to Speak2Me, design their products so as to circumvent the patent protection held by Speak2Me. Speak2Me will seek to protect its product documentation and other written materials under trade secret and copyright laws which afford only limited protection. Despite precautions taken by Speak2Me, it may be possible for unauthorized third parties to copy aspects of Speak2Me’s business and marketing plans or future strategic documents or to obtain and use information that Speak2Me regards as proprietary. There can be no assurance that Speak2Me’s means of protecting its proprietary rights will be adequate or that Speak2Me’s competitors will not independently develop similar or superior technology. Litigation may be necessary in the future to enforce Speak2Me’s intellectual property rights, to protect Speak2Me’s trade secrets or to determine the validity and scope of the propriety rights of others. Such litigation could result in substantial costs and diversion of resources.

Government Regulation and Licensing

The operations of Speak2Me may be subject to Canadian and foreign provincial and/or state and federal regulations and licensing. There can be no assurance that Speak2Me will be able to comply with the regulations or secure and maintain the required licensing for its operations. Government regulation and licensing could seriously impact Speak2Me's ability to achieve its financial and operational objectives. Speak2Me is subject to local, provincial and/or state, federal, and international laws affecting companies conducting business on the Internet, including user privacy laws, laws giving special protection to children, regulations prohibiting unfair and deceptive trade practices and laws addressing issues such as freedom of expression, pricing and access charges, quality of products and services, taxation, advertising, intellectual property rights and information security. The restrictions imposed by and the costs of complying with, current and possible future laws and regulations related to its business could limit Speak2Me’s growth and reduce its client base and revenue.

Operating in Foreign Jurisdictions May Create Risks

Speak2Me’s current and future development opportunities relate to geographical areas outside of Canada. There are a number of risks inherent in international business activities, including government policies concerning the import and export of goods and services, costs of localizing products and subcontractors in foreign countries, costs associated with the use of foreign agents, potentially adverse tax consequences, limits on repatriation of earnings, the burdens of complying with a wide variety of foreign laws, nationalization and possible social, labour, political and economic instability. There can be no assurance that such risks will not adversely affect Speak2Me’s business, financial condition and results of operations. Furthermore, a portion of Speak2Me’s expenditures and revenues will be in currencies other than the Canadian dollar. Speak2Me’s foreign exchange exposure may change over time with changes in the geographic mix of its business activities. Foreign currencies may be unfavourably impacted by global developments, country-specific events and many other factors. As a result, Speak2Me’s future results may be adversely affected by significant foreign exchange fluctuations.

Risks Associated with Print-Based English Language Learning

Risk of Failing to Achieve Market Acceptance

Although the Company has contracts with People Education Press (“PEP”) in Beijing for English Language Learning materials, there can be no assurance that the State Ministry of Education in China will continue to accept the educational publications produced by the Company.

We Have Limited Experience in China

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

We Must Manage Our Growth

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

We Have a Concentrated Customer Base

We have derived and believe that we will continue to derive a significant portion of our revenues from one large customer.  In 2005, 2006, 2007 and 2008, one customer accounted for 98%, 100%, 100% and 100% of the Company’s revenues respectively. The loss, cancellation or deferral of the large contract with this large customer would have a material adverse effect on our revenues from China.  In addition, there can be no assurance that we will bring in any new significant customers in China.

Other Risk Factors

Dependence on Michael P. Kraft, the Company’s Chief Executive Officer

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

Penny Stock Rules

Our common shares are quoted on the OTC Electronic Bulletin Board; a FINRA sponsored and operated quotation system for equity securities.  It is a more limited trading market than the NASDAQ Capital Market, and timely, accurate quotations of the price of our common shares may not always be available.  You may expect trading volume to be low in such a market.  Consequently, the activity of only a few shares may affect the market and may result in wide swings in price and in volume.

Our common shares are listed on the OTC Bulletin Board, and are subject to the requirements of Rule 15(g) 9, promulgated under the Securities Exchange Act as long as the price of our common shares is below $5.00 per share.  Under such rule, broker-dealers who recommend low-priced securities to persons other than established customers and accredited investors must satisfy special sales practice requirements, including a requirement that they make an individualized written suitability determination for the purchaser and receive the purchaser’s consent prior to the transaction.  The Securities Enforcement Remedies and Penny Stock Reform Act of 1990 also requires additional disclosure in connection with any trade involving a stock defined as a penny stock.  Generally, the Commission defines a penny stock as any equity security not traded on an exchange or quoted on NASDAQ that has a market price of less than $5.00 per share.  The required penny stock disclosures include the delivery, prior to any transaction, of a disclosure schedule explaining the penny stock market and the risks associated with it.  Such requirements could severely limit the market liquidity of the securities and the ability of purchasers to sell their securities in the secondary market.

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

There is Uncertainty as to the Company’s Shareholders’ Ability to Enforce Civil Liabilities Both Within and Outside of the United States

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

ITEM 4.  INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Introduction

Lingo Media is a diversified online and print education product and services company.  Speak2Me Inc. (“Speak2Me”), a subsidiary acquired in 2007, is a new media company focused on interactive advertising in China through its Internet-based English language learning platform. In China, Lingo Media continues to expand its legacy business via its wholly-owned subsidiary Lingo Learning Inc. (“Lingo Learning”), a print-based publisher of English language learning programs.  In Canada, Lingo Media through its 70.33% subsidiary A+ Child Development (Canada) Ltd. (“A+”) specialized in early childhood cognitive development programs which distributed educational materials along with its proprietary curriculum.  In December 2008, A+ filed a Notice of Intention to Make a Proposal under the Bankruptcy and Insolvency Act.

As of December 31, 2008, the Company operated two distinct business segments as follows:

Online English Language Learning

The Company offers an online English language learning community in China through its acquisition of Speak2Me.  Speak2Me incorporates Lingo Media’s proven pedagogy with fun, interactive lesson modules to address the rapidly growing need for spoken English worldwide.  Speak2Me’s groundbreaking service uses speech recognition technology to teach spoken English online through more than 350 targeted lessons that engage users in interactive conversations with a virtual teacher. A unique social-networking infrastructure that allows students to form study groups and offers contests, prizes and other incentives, creates a learning environment that engenders co-operation and competition, just as in a conventional classroom. In addition, Speak2Me offers premium content development services and custom training modules to support businesses and institutions that require English language training for their personnel.

Print-Based English Language Learning

The Company continues to expand its publishing business via its subsidiary Lingo Learning Inc. (“Lingo Learning”), a print-based publisher of English language learning programs in China since 2001. Lingo Learning has an established presence in China’s education market of 200 million students.  To date, it has co-published 278 million units from its library of more than 340 program titles in China.

On December 23, 2008 A+ filed a Notice of Intention to Make a Proposal under the Bankruptcy and Insolvency Act (“Proposal”).  On April 23, 2009, the Proposal by A+ was approved by the Superior Court of Justice.  This filing precipitated from the decision made on December 23, 2008 to restructure A+’s operations.  After an extensive strategic evaluation, Lingo Media decided to focus its resources on the expansion of its English language learning businesses including its subsidiaries Lingo Learning and Speak2Me.

The Company’s Executive Office is located at:

   151 Bloor Street West
   Suite 703
   Toronto, Ontario, Canada M5S 1S4
   Telephone:  (416) 927-7000
   Facsimile:  (416) 927-1222
   E-mail:  investor@lingomedia.com
   Website: www.lingomedia.com

The Company’s Beijing Representative Office is located at:

   Jianwai SOHO
   Building 17, Suite 601
   39 East 3rd Ring Road,
   Dong San Huan Zhong Lu
   Beijing, 100022, China
   Telephone: +86 10 5900 0152
   Facsimile:  +86 10 5900 1800

The Speak2Me office is located at:

   76 Roosevelt Road
   7F-2, Section 3
   Taipei 100
   Taiwan

The Company's fiscal year ends on December 31st.

The Company's common shares trade on the TSX Venture Exchange under the symbol "LM", and on the OTC BB under the symbol “LMDCF” and are quoted on the Berlin-Bremen Stock Exchange under the symbol “LIM.BE” and the German securities code is (WKN) 121226.

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

The Company currently has eight active subsidiaries: Lingo Learning Inc. "LLI", Lingo Media International Inc. "LMII", Lingo Group Limited “LGL", A + Child Development (Canada) Ltd., Speak2Me Inc. “S2M”,  Speak2Me International Inc. “S2MII”, Speak2Me (Hong Kong) Limited “S2MHK” and Speak2Me (Beijing) “S2MBJ”.

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

LGL was incorporated under the laws of the State of Delaware on April 16, 1999 under the name Yangtze Online.  On May 16, 2000, wholly-owned subsidiary’s name was changed to EnglishLingo, Inc.  On August 12, 2002 the company jurisdiction was transferred to the Province of Ontario.  On October 28, 2004 the wholly-owned subsidiary’s name was changed to Lingo Group Limited.

A+ was incorporated pursuant to the Business Corporations Act of Alberta on February 12, 1999. A+ is 70.33% owned by the Company.  In December 2008, A+ filed a Notice of Intent to Make a Proposal under the Bankruptcy and Insolvency Act.

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

S2MHK was incorporated pursuant to the Companies Ordinance, Hong Kong on March 12, 2008.

S2MBJ was incorporated under the laws of the People’s Republic of China on May 22, 2008.

4.B.  BUSINESS OVERVIEW

Background

Lingo Media is a diversified online and print education product and services company.  Speak2Me Inc. (“Speak2Me”), a subsidiary acquired in 2007, is a new media company focused on interactive advertising in China through its Internet-based English language learning platform. In China, Lingo Media continues to expand its legacy business via its wholly-owned subsidiary Lingo Learning Inc. (“Lingo Learning”), a print-based publisher of English language learning programs.  In Canada, Lingo Media through its 70.33% subsidiary A+ Child Development (Canada) Ltd. (“A+”) specialized in early childhood cognitive development programs which distributed educational materials along with its proprietary curriculum.  In December 2008, A+ filed a Notice of Intention to Make a Proposal under the Bankruptcy and Insolvency Act.

As of December 31, 2008, the Company operated two distinct business segments as follows:

Online English Language Learning

The Company offers an online English language learning community in China through its acquisition of Speak2Me.  Speak2Me incorporates Lingo Media’s proven pedagogy with fun, interactive lesson modules to address the rapidly growing need for spoken English worldwide.  Speak2Me’s groundbreaking service uses speech recognition technology to teach spoken English online through more than 350 targeted lessons that engage users in interactive conversations with a virtual teacher. A unique social-networking infrastructure that allows students to form study groups and offers contests, prizes and other incentives, creates a learning environment that engenders co-operation and competition, just as in a conventional classroom. Speak2Me’s patent-pending Conversational Advertising™ platform allows Speak2Me to provide its innovative offering to end-users at no cost. In addition, Speak2Me offers premium content development services and custom training modules to support businesses and institutions that require English language training for their personnel.

Print-Based English Language Learning

The Company continues to expand its publishing business via its subsidiary Lingo Learning Inc. (“Lingo Learning”), a print-based publisher of English language learning programs in China since 2001. Lingo Learning has an established presence in China’s education market of 200 million students.  To date, it has co-published 278 million units from its library of more than 340 program titles in China.

English Language Learning

Lingo Media’s strengths and opportunities lie in its approach to the development of original language learning materials including English as a Second/Foreign Language (ESL/EFL) and English for Special Purposes (ESP).  In China, the Company pre-sells its program to educational ministries through co-publishing with local publishers, while retaining full copyright ownership and distribution rights for all other markets.

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

Co-Publishing Partners in China

People's Education Press

People's Education Press (“PEP”) a division of China's State Ministry of Education, publishes more than 60% of educational materials for the Kindergarten to Grade 12 (“K-12”) market throughout China, for all subjects, including English Language Learning.  PEP has a readership of more than 120 million students. Lingo Media has four programs with PEP. Three series target the elementary market of 100 million students: PEP Primary English (for Grades 3-6; Chinese students now begin learning English in Grade 3); Starting Line (Grades 1-6); and Beginning English for Young Learners (Grades 1 and 2). The Reading Practice series is for junior middle school students. All series include the core textbooks in addition to supplemental activity books, audiocassettes, teacher resource books, and other materials.

Phoenix Publishing & Media Group

Phoenix Publishing and Media Group (PPMG), formerly Jiangsu Publishing Group, was established in September 2001. It is one of the largest provincial publishing houses in China with a registered capital of 720 million RMB, revenue of more than 8 billion RMB and total assets of 7.4 billion RMB.  PPMG’s subsidiaries include 8 publishing houses, 1 audio visual publishing house, 1 printing house and an import-export trading corporation.  Lingo Media has co-published and launched Lingo College English with Yilin Press.

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

Products

English Language Learning

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

Components:	Self-Study Books: 6 Audiocassettes: 12
Target Audience:	Self-Study Adult Market
Series:	Lingo Vocational English
Type of Program:	English as a Foreign Language (EFL) English as a Second Language (ESL)
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

Components:	Student textbooks: 10 CD Roms: 8 Teacher Resource Books: 10
Target Audience:	Chinese Vocational Schools
Number of Levels:	4
Publication Date:	September 2006
Author(s):	Lisa Bruno, Lisa Black, Sarah Miller
Publisher:	Lingo Media China School Edition: Co-publisher – Yilin Press

United States vs. Foreign Sales/Assets

During the fiscal years ended December 31, 2008, 2007, and 2006 respectively, $2,568,086, $3,126,651, and $685,521, of sales revenue were generated in Canada.  In 2008, the Company discontinued the line of business that generates all sales in Canada.

During the fiscal years ended December 31, 2008, 2007, and 2006 respectively, no sales revenue was generated in the United States.

During the fiscal years ended December 31, 2008, 2007, and 2006 respectively, $967,908, $877,706, and $888,816of sales revenue were generated in China.

At December 31, 2006 substantially all of the Company’s assets were located in Canada. At December 31, 2008 and 2007 respectively, $2,453,878 and $3,304,571 of the Company’s identifiable assets are located in Canada, and, as a result of the acquisition of Speak2Me, $6,072,914 and $5,462,464 are located in China.

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

Research and Development, Trademarks, Licenses, and Etc.

Research and Development

During the years ended December 31, 2008, 2007, and 2006 respectively, the Company expended $880,846, $4,352,341, and $91,325 on research and development, under the categories of “development costs” “software development costs” and “deferred costs”.  These expenditures were primarily directed at developing products for the China market.

Trademarks and Copyrights

The Company owns the trademarks, Lingo Media and English Lingo in Canada and China. The Company also owns certain trademarks for Speak2Me in China and has pending trademark applications in other jurisdictions.  In addition, certain materials are copyrighted.

Employees

As of May 15, 2009, the Company has forty employees. None of the Company's employees are covered by collective bargaining agreements.

4.C. Organization Structure

The Company currently has eight active subsidiaries: Lingo Learning Inc. (previously Lingo Media Ltd.), Lingo Media International Inc., Lingo Group Limited, A+ Child Development (Canada) Ltd., Speak2Me Inc., Speak2Me (Hong Kong) Limited, Speak2Me International Inc. and Speak2Me Beijing Refer to ITEM 4.  “Information on the Company, 4.A. History and Development of the Company, History and Development” for more information.

4.D.  Property, Plant and Equipment

The Company’s executive offices are located in rented premises of approximately 4,270 sq. ft. at 151 Bloor Street West, Suite 703, Toronto, Ontario, Canada M5S 1S4.  The Company began occupying these facilities, through its subsidiary Lingo Learning Inc. in March 2006.

The Company’s Beijing representative offices are located in rented premises of approximately 2,174 sq. ft. at Jianwai SOHO, Building 17, Suite 601, 39 East 3rd Ring Road, Dong San Huan Zhong Lu, Beijing, 100022, China

The Company’s Taiwan representative offices are located in rented premises of approximately 1,615 sq. ft. at 76 Roosevelt Road, 7F-2, Section 3, Taipei 100, Taiwan

The Company has office equipment, furniture and computer equipments located in these offices and for the fiscal years ended December 31, 2008, 2007 and 2006 they have a net carrying value of $64,839, $73,144 and $58,716 respectively.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended December 31, 2008, and December 31, 2007 should be read in conjunction with the consolidated financial statements of the Company and the notes thereto.

The following discussion contains forward-looking statements that are subject to significant risks and uncertainties.  Readers should carefully review the risk factors described herein and in other documents the Company files from time to time with the Securities and Exchange Commission.

5.A Overview

Lingo Media is a diversified online and print education product and services company.  Speak2Me Inc. (“Speak2Me”), a subsidiary acquired in 2007, is a new media company focused on interactive advertising in China through its Internet-based English language learning platform. In China, Lingo Media continues to expand its legacy business via its wholly-owned subsidiary Lingo Learning Inc. (“Lingo Learning”), a print-based publisher of English language learning programs.  In Canada, Lingo Media through its 70.33% subsidiary A+ Child Development (Canada) Ltd. (“A+”) specialized in early childhood cognitive development programs which distributed educational materials along with its proprietary curriculum.  In December 2008, A+ filed a Notice of Intention to Make a Proposal under the Bankruptcy and Insolvency Act.

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

In management’s opinion, revenue recognition, development costs, deferred costs, acquired publishing content and use of estimates as presented in the financial statements of the year ended December 31, 2008 are critical accounting policies and are as follows:

Revenue recognition:

Revenue from web-based advertising in China is recognized at the time of delivery and when collectability is reasonably assured.

Lingo Media earns royalty revenues from its key customer, People’s Education Press (“PEP”), a Chinese State Ministry of Education publisher on the following basis:

•	Finished Product Sales – PEP prints and sells Lingo Media’s English language learning programs to provincial distributors in China.
•	Licensing Sales – PEP licenses Lingo Media’s English language learning programs to provincial publishers who then print and sell the programs to provincial distributors in China.

Lingo Media earns a significantly higher royalty rate from Finished Product Sales compared to Licensing Sales.

In accordance with the co-publishing agreement between PEP and Lingo Media (the “Co-Publishing Agreement”), PEP pays to Lingo Media a royalty on print runs of Finished Product Sales and a royalty on actual revenues of Licensing Sales.  PEP provides Lingo Media with print run reconciliations on a semi-annual basis, as their reporting systems are unable to provide quarterly sales information.  Under the Co-Publishing Agreement, Lingo Media invoices PEP on a quarterly basis at 40% of the prior six months actual sales.  PEP then provides a reconciliation of the royalty revenues for the first and second quarters by the end of August and for the third and forth quarters by the end of March.
Royalty revenues from audiovisual products are recognized upon the confirmation of sales, and when collectibility is reasonably assured.  Royalty revenues are not subject to right of return or product warranties. Revenues from the sale of published and supplemental products are recognized upon delivery and when the risk of ownership is transferred and collectibles are reasonably assured.

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

In June 2005, the Company signed a definitive Joint Venture Agreement (“JV Agreement”) with Sanlong Cultural Communication Co. Ltd. (“Sanlong”). The joint venture company will be known as Hebei Jintu Education Book Co. Ltd. (“Jintu”).  The Company has incurred and advanced a total of $339,939 to the joint venture.  The Company intended to utilize the sales channel of Jintu to localize and distribute product of A+.  Since A+ has filed a Proposal the Company has written-off its investment in the joint venture.

Development costs:

Under Canadian GAAP, the Company capitalized costs related to English Language Learning products and programs and amortizes these costs on a straight-line basis over periods of up to five years. Under United States GAAP, these costs are expensed as incurred per Statement of Financial Accounting Standards (“SFAS”) No. 2, Research and Development Costs.  The Company failed to expense the development costs for US GAAP purposes in its 2007 financial statement reconciliation of Canadian to US GAAP disclosure and has now restated the reconciliation to reflect the expense.

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

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at December 31, 2008 and December 31, 2007 and the reported amounts of revenue and expenses during the years then ended.  Actual results may differ from those estimates.  Significant areas requiring the use of management estimates related to the useful lives and impairment of property and equipment, development costs and acquired publishing content.

Operating Results

Fiscal Year Ended December 31, 2008 vs. Fiscal Year Ended December 31, 2007

Revenue and Margin

Lingo Media earned revenues in China as follows:

	Online English Language Learning	Print-Based English Language Learning	Total
Revenue	$-	$969,128	$969,128
Cost of sales	-	126,329	126,329
Margin	$-	$842,799	$842,799

Revenues from China for the year ended December 31, 2008 were $969,128 compared to $879,626 for fiscal year 2007. The Company continues to advance its relationship with PEP and is developing new programs to maintain and increase its royalty revenues.

In Canada, revenues from A+ for the year ended December 31, 2008 were $2,575,559 compared to $3,124,731 for fiscal year 2007. As part of its restructuring, A+ discontinued its operations in Canada and these revenues and related expenses are reported as discontinued operations.

Lingo Media earned revenues at December 31, 2007 in China as follows:

	Online English Language Learning	Print-Based English Language Learning	Total
Revenue	$-	$879,626	$879,626
Cost of Sales	-	113,317	113,317
Margin	$-	$766,309	$766,309

Revenues from China for the year ended December 31, 2008 were $969,128 compared to $879,626 for 2007. The Company continues to advance its relationship with PEP and has developed new programs to maintain and increase its royalty revenue.

Lingo Media expanded its in-house product development team with the appointment of Chris Anderson as its Managing Editor in order to develop new English language learning programs.  The Company also appointed Jenny Bao as Director of Marketing to enhance its relationships with existing customers and to secure new business.

The Company had no unearned revenues as at December 31, 2008.

General and Administrative

General and administrative costs consist of executive compensation, consulting fees, office administration, rent, marketing, professional fees, shareholders services, any foreign exchange losses or gains and government grants which are offset against the general and administration expenses incurred during the period.

Overall, general and administrative expenses increased due to the acquisition and consolidation of Speak2Me operations into the financial results of Lingo Media. Below is the detailed analysis of general and administrative expenses for the year ended December 31, 2008.

	2008	2007
Administration	191,290	183,777
Advertising and promotion	39,737	17,797
Consulting fees and employee compensation	829,057	405,715
Equipment leases	17,931	16,891
Executive compensation	358,841	201,233
Foreign exchange	160,223	(103,505)
Premises	161,895	118,145
Professional fees	260,977	129,395
Shareholder services	54,877	49,740
Travel	118,328	91,664
	2,193,156	1,110,852
Less Grants	(65,430)	(164,545)
Total	2,127,726	946,307

Selling general and administrative expenses related to A+ have been reallocated and reported as discontinued operations.

Government Grants

Lingo Media makes applications to the Canadian government for various types of grants to support its publishing and international marketing activities. Each year, the amount of any grant may vary depending on certain eligibility criteria (including prior year revenues) and the monies available to the pool of eligible candidates.

These government grants are recorded as a reduction of general and administrative expenses to offset direct costs funded by the grant, during the year the Company recorded $110,430 of such grant.  Certain government grants are repayable in the event the Company's annual net income for each of the previous two years exceeds 15% of revenue, at such time a liability would be recorded. During the year, the conditions for the repayment of grants were not met and no liability was recorded.

During 2008, Lingo Media was audited by a government grant agency and was assessed with a repayment amount of $115,075.  The Company believes their claim is unjust and is vigorously disputing the assessment.  At the end of the year, a provision of $45,000 has been recorded in general and administrative expenses.

While the Company will continue to apply for various government grants to fund its ongoing development and market expansion, there can be no assurance the Company will be successful in obtaining these grants in the future, that the Company will meet the eligibility requirements for the grants or that the programs will still be offered.

Foreign Exchange

Included in general and administrative expenses is a foreign exchange loss of approximately $160,223 as compared to a gain of approximately $103,505 in fiscal 2007, relating to the Company's currency risk through its activities denominated in foreign currencies as the Company is exposed to foreign exchange risk as a significant portion of its revenue and expenses is denominated in US Dollars, New Taiwanese Dollars and Chinese Renminbi.

Interest and Other Financial Expenses

In 2008, the Company had loans payable bearing interest at 12% (2007 - 12%) per annum.  Interest expense related to these loans for the year ended December 31, 2008 is $95,544.

Stock-Based Compensation

The Company amortizes stock-based compensation with a corresponding increase to the contributed surplus account. During 2008, the Company recorded an expense of $252,792 compared to $156,395 during 2007. This increase is primarily due to the issuance of new options in 2008 and it has a full year effect of the option granted in 2007.

Discontinued Operations

On December 23, 2008, A+ filed a Notice of Intent to file a Proposal.  The Company wrote-down the carrying value A+, resulting in a charge of $1,571,369 (2007 - $292,848, 2006 - $57,906) to net loss, included in the write-down was $274,852 of future income tax assets.

All comparative figures have been adjusted to exclude results from the discontinued operations.  The net assets of A+ were presented as assets and liabilities of the discontinued operations at their carrying value.

Net Loss

The Company reported a net loss of ($3,882,843) for the year ended December 31, 2008 as compared to a net loss of ($925,040) in 2007 in accordance with Canadian GAAP. The loss for 2008 is comprised of the following:

	2008	2007
Operating loss	$(2,311,474)	$(632,192)
Loss from the operations of A+	(450,238)	(292,848)
Write off of goodwill from the acquisition of A+	(1,121,131)	-
Net Loss	$(3,882,843)	$(925,040)

Fiscal Year Ended December 31, 2007 vs. Fiscal Year Ended December 31, 2006

Revenue and Margin

Lingo Media earned Print-Based English Language Learning revenues at December 31, 2007 and December 31, 2006 in China as follows:

	2007	2006
Revenue	$879,626	$894,073
Cost of Sales	113,318	132,968
Margin	$766,308	$761,105

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

Lingo Media earned revenue from its Early Childhood Development segment in the year ended December 31, 2007 and December 31, 2006.  In December 2008, the Company filed a Notice of Intent to File a Proposal under the Bankruptcy and Insolvency Act; all results from this operation are included in discontinued operations.

	2007	2006
Revenue	$3,124,731	$680,264
Cost of Sales	644,758	186,309
Margin	$2,479,973	$493,955

In 2006, Lingo Media expanded into early childhood development sector through the acquisition of A+ effective October 1, 2006.  Revenues and expenses of A+ for the period from October 1, 2006 to December 31, 2006 were included in the consolidated statements of operations of the Company.   A+ had reported revenues of $3.1 million in 2006, of which $680,264 had been recognized as revenue and included in the operations of Lingo Media for the period from October 1, 2006 to December 31, 2006. A+ derives revenues from publishing and distribution of educational materials aimed at the early childhood market.  A+ has developed a successful and proprietary curriculum for parents to use with their children based on the latest neuroscience research.   As of December 23, 2008, A+ filed a Notice of Intent to File a Proposal under the Bankruptcy and Insolvency Act.  All results from this operation are included in discontinued operations.

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

The following sets out the details for the general and administrative expenses for 2007 as compared to 2006:

General and administrative expenses were $946,307 during fiscal 2007 as compared to $809,260 for fiscal 2006. Overall, general and administrative expenses increased due to the acquisition of Speak2Me operations into the financials of Lingo Media. Below is the detailed analysis of general and administrative expenses for the year ended December 31, 2007 and 2006:

	2007	2006
Administration	183,777	76,622
Advertising and promotion	17,797	42,127
Consulting fees and employee compensation	405,715	442,669
Equipment leases	16,891	12,197
Executive compensation	201,233	147,291
Foreign exchange	(103,505)	6,690
Premises	118,145	109,663
Professional fees	129,395	56,843
Shareholder services	49,740	45,984
Travel	91,664	51,473
	1,110,852	991,560
Less Grants	(164,545)	(182,300)
Total	946,307	809,260

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

Interest on Debt

In 2007, the Company had loans payable bearing interest at 12% (2006 - 12%) per annum.  Interest expense related to these loans for the year ended December 31, 2007 is $27,077.  At December 31, 2007, the outstanding loans were in the aggregate sum of $431,705 plus accrued interest of $14,705.

Amortization

The following is a summary amortization schedule:

	2007	2006
Property Plant and Equipment	13,465	64,402
Development Costs	99,805	156,648
Acquired Publishing Content	nil	53,003
	113,270	274,053

Amortization expense includes amortization of property and equipment, development costs and acquired publishing content. The amortization charge for 2007 was $113,270 (2006 - $274,053). This represents a significant decrease over 2006 due to reduced carrying values of these assets.

Stock-Based Compensation

The Company amortizes stock-based compensation with a corresponding increase to the contributed surplus account. During 2007, the Company expensed $156,395 compared to $193,819 during 2006.

Net Loss

The Company reported a net loss of ($925,040) for fiscal 2007 as compared to a net loss of ($748,924) for fiscal 2006. The Company reported taxes paid of $127,267 for the fiscal year ended December 31, 2007 compared to taxes paid of $160,465 for fiscal 2006.

Fiscal Year Ended December 31, 2006 vs. Fiscal Year Ended December 31, 2005

Revenue and Margin

Lingo Media earned Print-Based English Language Learning revenues at December 31, 2006 and December 31, 2005 in China as follows:

	2006	2005
Revenue	$894,073	$888,545
Cost of Sales	132,968	123,107
Margin	$761,105	$765,438

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

The following sets out the details for the general and administrative expenses for 2006 as compared to 2005:

General and administrative expenses were $809,260 during fiscal 2006 as compared to $855,118 for fiscal 2005. Below is the detailed analysis of general and administrative expenses for the year ended December 31, 2006:

	2006	2005
Administration	76,622	110,818
Advertising and promotion	42,127	26,788
Consulting fees and employee compensation	442,669	472,300
Equipment leases	12,197	10,318
Executive compensation	147,291	176,383
Foreign exchange	6,690	18,373
Premises	109,663	83,915
Professional fees	56,843	58,622
Shareholder services	45,984	40,743
Travel	51,473	76,630
	991,560	1,074,890
Less Grants	(182,300)	(219,772)
Total	809,260	855,118

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

Foreign Exchange

Included in general and administrative expenses is a foreign exchange loss of approximately $7,968 (2005 - $18,373), relating to the Company's currency risk through its activities denominated in foreign currencies as the Company is exposed to foreign exchange risk as a substantial portion of its revenue is denominated in US dollars and Chinese Renminbi.

Interest on Debt

During the year the Company had loans payable bearing interest at 12% (2005 - 12%) per annum.  Interest expense related to these loans for the year is $31,260 (2005 - $11,767).  At December 31, 2006, $347,541 (2005 - $101,929) was due to those lenders.

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

Premiums paid on the Export Development Corporation insurance policy were $13,755 for the year.

Amortization

The following is a summary amortization schedule:

	2006	2005
Property Plant and Equipment	64,402	12,278
Development Costs	156,648	184,797
Acquired Publishing Content	53,003	70,670
	274,05	267,745

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

Net Loss

The Company reported a net loss of ($748,924) for fiscal 2006 as compared to a net loss of ($725,732) for fiscal 2005. The Company reported taxes paid of $160,455 for the fiscal year ended December 31, 2006 compared to taxes paid of $128,839 for fiscal 2005.

5.B Liquidity and Capital Resources

Fiscal Year Ended December 31, 2008

As at December 31, 2008, the Company had cash and cash equivalents of $2,279,937 (2007 $377,127), and accounts and grants receivable of $642,543 (2007 - $958,179). The Company’s total current assets amounted to $3,117,249 (2007 - $1,716,903) with current liabilities of $1,321,411 (2007 - $1,508,696) resulting in a working capital surplus of $1,795,838 (2007 - working capital surplus of $208,207).

In October 2008, the Company successfully completed a private placement with Orascom Telecom of $5 million by issuing 2,857,143 units at a price of $1.75 per unit (“Unit”), with each Unit consisting of one common share (“Common Share”) and three-quarters (0.75) of one share purchase warrant (“Warrant”).  Each whole Warrant is exercisable to acquire one further Common Share for a period of 24 months from September 15, 2008 (the “Closing Date“): (i) at a price of $4.00 for a period of 12-months from the Closing Date; (ii) at a price of $6.00 per Common Share if exercised between 12-18 months from the Closing Date; and (iii) at a price of $8.00 per Common Share if exercised between 18-24 months from the Closing Date. The Warrants are callable, 120 days after the Closing Date, at the option of Lingo Media, in the event the Common Shares of the Company trade at or over 50% above the strike price of the Warrant for 10 consecutive trading days.

During 2008, the Company repaid loans in the amount of $783,620.  As at December 31, 2008, A+ had a revolving line of credit outstanding in the amount of $80,986 (2007 - $230,000) bearing interest at prime plus 4% per annum.  This bank facility is secured by a general security agreement and a short-term investment of $150,000.  The term of the revolving line of credit requires that certain measurable covenants be met. As at December 31, 2008, the Company was in violation of certain covenants and the Company subsequently paid down and closed the line of credit. The line of credit outstanding at year end is presented as part of current liabilities of discontinued operations.

The Company receives government grants based on certain eligibility criteria for international marketing support and publishing industry development in Canada. These government grants are recorded as a reduction of general and administrative expenses to offset direct costs funded by the grant.  The Company receives these grants throughout the year from different agencies and government programs. Each grant is applied for separately based on the Company meeting certain eligibility requirements.  The Company has relied on obtaining these grants for its operations and has been successful at securing them in the past, but it cannot be assured of obtaining these grants in the future.

Government grants received during the year were $110,430 compared to $164,545 during 2007; this amount includes a one time reduction of $45,000 based on anticipated adjustment for a prior period grant.  During 2008, the Company was audited by a government grant agency and was assessed with a repayment amount of $115,075.  The Company believes their claim is unjust and is vigorously disputing the assessment.  At the end of the year, a provision of $45,000 has been recorded in general and administrative expense.

The Company plans on raising additional equity through private placements, as the capital markets permit, in an effort to finance its growth plans into international markets in addition to financing growth capital for the China market.  The Company has been successful in raising sufficient working capital in the past.

Fiscal Year Ended December 31, 2007

As at December 31, 2007, the Company had cash on hand of $377,127 (2006 - $94,896), and accounts and grants receivable of $958,179 (2006 - $278,803). The Company’s total current assets amounted to $1,716,903 (2006 - $812,942) with current liabilities of $1,508,698 (2006 - $1,160,069) resulting in a working capital surplus of $208,206 (2006 - working capital deficiency of $347,127).

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

Fiscal Year Ended December 31, 2006

As at December 31, 2006, the Company had cash on hand of $94,896 (2005 - $144,337), and accounts and grants receivable of $278,803 (2005 - $488,303). The Company’s total current assets amounted to $812,942 (2005 - $801,072) with current liabilities of $1,160,069 (2005 - $523,320) resulting in a working capital deficiency of $347,127 (2005 - working capital of $277,752).

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

Reconciliation of Canadian and United States Generally Accepted Accounting Principles ("GAAP"):

Development Costs
Under Canadian GAAP, the Company capitalized costs related to English Language Learning products and programs and amortizes these costs on a straight-line basis over periods of up to five years. Under United States GAAP, these costs are expensed as incurred per SFAS No. 2, Research and Development Costs.

Statement of Comprehensive Income
SFAS No. 130, Reporting Comprehensive Income ("SFAS 130"), establishes standards for the reporting and disclosure of comprehensive income and its components in financial statements.  Components of comprehensive income or loss include net income or loss and all other changes in other non-owner changes in equity, such as the change in the cumulative translation adjustment and the unrealized gain or loss for the year on "available-for-sale" securities.  For all periods presented, comprehensive loss is the same as loss for the year under US GAAP.

Calculation of Loss for the Year

The consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") as applied in Canada.  In the following respects, GAAP as applied in the United States differs from that applied in Canada.

If United States GAAP were employed, the loss in each year would be adjusted as follows:

Expressed in Canadian Dollars	2008	2007	2006

Loss for the year - Canadian GAAP	$(3,882,843)	$(925,040)	$(748,924)
Impact of US GAAP and adjustments:
Amortization of development costs (a)	128,478	99,805	156,648
Development cost write-off (a)	(218,795)	-	-
Deferred cost write-off (b)	157,419	-	-
Deferred cost expense (b)	-	-	(40,316)
Software and web development cost (c)	(880,846)	(4,352,341)	-
Loss for the year - United States GAAP	$(4,696,587)	$(5,177,576)	$(632,592)

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

The following table reconciles the numerators and denominators of the basic and diluted earnings per share under U.S. GAAP as required by SFAS 128:

Expressed in Canadian Dollars	2008	2007	2006

Numerator for basic and diluted income (loss) per share:
Income (loss) – US GAAP	(4,696,587)	(5,177,576)	(632,592)
Denominator for basic and diluted (loss) per share:
Weighted average common shares	10,426,861	5,655,792	4,060,331
Basic and diluted loss per share – US GAAP	$(0.45)	$(0.92)	$(0.16)

5.E Research and Development

During the years ended December 31, 2008 and 2007, respectively, the Company expended $880,846 and $4,352,341 on research and development, under the categories of “development costs”, “software and web development costs” and “deferred costs”.  These expenditures in 2008 and 2007 were primarily directed at developing the Speak2Me products for the China market.

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

5.F Tabular disclosure of contractual obligations

Our obligations as of December 31, 2008, were as follows:
Expressed in Canadian Dollars

Obligation	Expiring	Balance
Equipment Lease	July 31, 2012	$53,005
Rent in Canada	February 28, 2011	$314,712

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 6
Directors and Senior Management
May 15, 2009

Name	Position	Age	Date of First Election of Appointment
Michael P. Kraft	President/CEO/Director	45	November 1996
Khurram R. Qureshi	CFO/Secretary/Treasurer	46	April 1997
Scott Remborg	Director	59	July 2000
Ashraf Halim	Director	43	October 2008
Nereida Flannery	Director	37	June 2005
Ashesh Shah	Director	40	October 2008
Sanjay Joshi	Director	36	October 2007
Anthony Lacavera	Director	34	April 2008

Michael P. Kraft is the President & Chief Executive Officer of the Company since its inception in 1996. Mr. Kraft is also the Chairman of Buckingham Group Limited, a private merchant banking corporation and President of MPK Inc., a private business consulting corporation to both private and public corporations since 1994. He is also a director of Pioneering Technology Inc. since July, a TSX Venture listed company.  Mr. Kraft received a Bachelor of Arts in Economics from York University in 1985.

Khurram R. Qureshi is the Chief Financial Officer of the Company since 1997.  Mr. Qureshi is also the Chief Financial Officer of Canadian Shield Resources Ltd. since 1997.  Mr. Qureshi received a Bachelor of Administrative Studies from York University in 1987 and received the Chartered Accountant designation in 1990. Mr. Qureshi is also a partner at CQK, Chartered Accountants.

Scott Remborg is an independent consultant in Information Technology and eCommerce.  From 2001 to 2003, he was General Manager, eBusiness, at Air Canada. From 1994 to 1999, Mr. Remborg started up and led Sympatico, the largest internet service and web portal in Canada.  Earlier in his career he held senior management positions at Reuters and I.P. Sharp Associates.  Mr. Remborg has an MBA and was educated at the BI Norwegian School of Management in Oslo and the University of Alberta, Canada.

Ashraf Halim has 20 years of commercial and management experience of which 17 are in the telecom industry.  He is currently responsible for Strategic Marketing for Orascom Telecom Holding S.A.E., a role which encompasses market strategy, commercial budget, pricing, products and services roadmap and research. In this capacity, Ashraf spearheaded various successful key strategic commercial initiatives for OTH.  Prior to joining Orascom Telecom Holding S.A.E., Ashraf held the position of Marketing Deputy Director with the Egyptian Company for Mobile Services, and several commercial positions with Lucent Technologies in both Egypt and the UK where he was in charge of the GSM business development for Lucent in the Middle East and Africa. Ashraf holds a BSc. in Engineering from Cairo University.

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

Ashesh Shah is an entrepreneur and corporate advisor who enjoys the dynamic process of taking concepts from “ideation” to commercialization. Mr. Shah co-founded InterMedia Interactive Software in 1991, a firm specializing in consumer-focused education CD-ROM titles. From 1998 to 2004, Mr. Shah built several internet-focused firms targeting healthcare and “clicks and mortar” clients. From 2004-2007, Mr. Shah served as a General Partner with the DCP Group, a boutique consulting firm specializing in cross-border advisory services designed to assist education-market clients in evaluating market opportunities, and building relationship networks to accelerate their success in international markets. Currently, Ashesh is actively pursuing several entrepreneurial activities that leverage his cross-cultural and technology expertise. He serves as the CEO of Maxx Medical.

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

Summary Compensation Table
Expressed in Canadian Dollars

	ANNUAL COMPENSATION				LONG-TERM COMPENSATION
					Awards		Payouts
(NEO) Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation(1) ($)	Securities Under Options/ SARs Granted(2) (#)	Restricted Shares or Restricted Share Units ($)	LTIP(3) Payouts ($)	All Other Compen- sation ($)
Michael P. Kraft (4) President & CEO	2008 2007 2006	180,000 120,000 122,500	Nil Nil Nil	Nil Nil Nil	Nil 142,857 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Khurram R. Qureshi Chief Financial Officer	2008 2007 2006	101,750 42,942 96,000	Nil Nil Nil	Nil Nil Nil	Nil 71,429 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

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

(4)	Paid by Lingo Learning Inc., a wholly-owned subsidiary of the Company, to MPK Inc., a company controlled by Mr. Kraft. See “Management Agreement".

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

The Consultant is subject to an 18 month non-complete period following the termination of the Consulting Agreement. MPK Inc. is a corporation controlled by Michael P. Kraft, the President & Chief Executive Officer of the Company.

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

Change of Control Remuneration.  The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2008 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Executive Officer.

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

Pension/Retirement Benefits.  No funds were set aside or accrued by the Company during Fiscal 2008 to provide pension, retirement or similar benefits for Directors or Executive Officers.

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

6.C.2. Termination benefits

Not applicable

6.C.3.  Board of Director Committees.

The Company has four committees: Audit Committee, Compensation Committee and Corporate Governance Committee.

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

The Compensation Committee establishes and modifies compensation and incentive plans and programs, and reviews and approves compensation and awards under compensation and incentive plans and programs for elected officers of the Company. The current members of the Compensation Committee are: Michael P. Kraft, Anthony Lacavera and Ashesh Shah.

The Corporate Governance Committee was established to assist the Board by (i) developing, reviewing and planning the Company's approach to corporate governance issues, including developing a set of corporate governance principles and guidelines specifically applicable to the Company; (ii) identifying and recommending to the Board potential new nominees to the Board; (iii) monitoring management's succession plan for the Chief Executive Officer (the "CEO") and other senior management; and (iv) overseeing enforcement of and compliance with the Company's Code of Conduct.  The current members of the Corporate Governance Committee are Sanjay Joshi and Michael P. Kraft.

6.E.  Share Ownership

Table No. 7 lists, as of May 15, 2009, Directors and Executive Officers who beneficially own the Company's voting securities and the amount of the Company's voting securities owned by the Directors and Executive Officers as a group.  Table No. 7 includes all persons/companies where the Company is aware that they have 5% or greater beneficial interest in the Company’s securities.

Table No. 7
Shareholdings of Directors and Executive Officers
Shareholdings of 5% Shareholders

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percent of Class
Common	Michael P. Kraft(2)(3)(4)	963,235(5)	7.73%
Common	Scott Remborg(2	154,372(6)	1.24%
Common	Khurram Qureshi	129,490(10)	1.04%
Common	Ashraf Halim	[nil](8)	*
Common	Nereida Flannery	[nil](7)	*
Common	Ashesh Shah(3)	3,000(9)	*
Common	Sanjay Joshi(2)(4)	[nil] (12)	*
Common	Anthony Lacavera	403,220(11)	3.24%
As a group (8 parties)		1,653,317	13.27%

*  Less than 1%.

(1)	The information as to voting securities beneficially owned, controlled or directed, not being within the knowledge of the Company, has been furnished by the respective individuals.
(2)	Member of the Audit Committee.
(3)	Member of the Compensation Committee.
(4)	Member of the Corporate Governance Committee.
(5)
Of such shares, 71,636 are held in Mr. Kraft's RRSP, and 891,599 are held by Buckingham Group Limited, a company controlled by Mr. Kraft.  Mr. Kraft also holds options to purchase up to an additional 195,715 common shares of the Company.

(6)	Of such shares, 3,428 are held in Mr. Remborg's RRSP account. Mr. Remborg also holds options to purchase up to an additional 73,607 common shares of the Company.
(7)	Ms. Flannery also holds options to purchase up to an additional 62,893 common shares of the Company.
(8)	Ashraf Halim also holds options to purchase up to an additional 20,000 common shares of the Company.
(9)	Ashesh Shah also holds options to purchase up to an additional 22,500 common shares of the Company.
(10)
Of such shares, 38,606 shares are held in his wife’s RRSP, 9,819 in his wife’s name and 7,750 are held in Mr. Qureshi’s RRSP.  Mr. Qureshi also holds options to purchase up to an additional 54,486 common shares of the Company.

(11)
Of such shares, 274,820 shares are held in 425243Ontario Inc. and 108,400 in AAL Telecom Holdings Inc., both wholly owned holding companies of Mr. Lacavera.  425243 Ontario Inc. also holds 30,125 warrants to purchase up to an additional 30,125 common shares in the Company.  Mr. Lacavera also holds options to purchase up to an additional 30,000 common shares of the Company.

(12)	Sanjay Joshi also holds options to purchase up to an additional 33,250 common shares of the Company.

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

In addition, disinterested shareholders (all shareholders excluding insiders and associates of insiders) approval is required pursuant to the rules of the TSX VEN where:

(a) grant of incentive stock options could result at any time in:

i.	the Company having options outstanding to insiders which, in aggregate, are exercisable to acquire over 20% of the outstanding common shares of the Company; or

ii.	the issuance to insiders, within a one year period, of common shares which, in aggregate, exceed 10% of the outstanding common shares of the Company; or

iii.	the issuance to any one insider and such insider's associates, within a one year period, of common shares which, in aggregate, exceed 5% of the outstanding common shares of the Company; or

iv.	the issuance to any consultant of common shares which, in aggregate, exceed 2% of the outstanding common shares of the Company; or

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

Currently, the 2005 Plan provides that the maximum aggregate number of shares reserved for issuance and which could be purchased upon the exercise of all options granted thereunder could not exceed 1,920,000, which number represents approximately 20% of the issued and outstanding common shares of the Company as at the Company’s last Annual and Special Meeting held on October 14, 2008.  .

As of the date hereof, options to purchase an aggregate of 1,250,369 common shares are outstanding under the 2005 Plan.

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in the Table below as of May 15, 2009, as well as the number of options granted to Directors and officers as a group.

Stock Options Outstanding
Expressed in Canadian Dollars

Name	Common Stock	Exercise Price	Grant Date	Expiration Date
Khurram Qureshi	2,000	$1.33	10/5/04	10/5/09
Khurram Qureshi	52,486	$0.70	2/14/07	2/14/12
Michael Kraft	10,714	$1.33	10/5/04	10/5/09
Michael Kraft	42,143	$1.33	1/14/05	1/14/10
Michael Kraft	142,857	$0.70	2/14/07	2/14/12
Nereida Flannery	10,714	$1.47	10/17/05	10/17/10
Nereida Flannery	21,429	$0.84	5/22/07	5/22/12
Nereida Flannery	30,750	$1.75	05/01/09	05/01/14
Scott Remborg	10,714	$1.33	10/5/04	10/5/09
Scott Remborg	10,714	$1.47	10/17/05	10/17/10
Scott Remborg	21,429	$0.84	5/22/07	5/22/12
Scott Remborg	30,750	$1.75	05/01/09	05/01/14
Sanjay Joshi	33,250	$1.75	05/01/09	05/01/14
Anthony Lacavera	30,000	$1.75	05/01/09	05/01/14
Ashraf Halim	20,000	$1.75	05/01/09	05/01/14
Ashesh Shah	22,500	$1.75	05/01/09	05/01/14
Total Officers/Directors	492,450

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

	Shares Owned	Shares Owned	Shares Owned
	12/31/2008	12/31/2007	12/31/2006
Michael P. Kraft	963,235	1,450,102	495,450

7.A.2.  Canadian Share Ownership. On May 15, 2009, the Company’s registered shareholders’ list showed 12,457,607 common shares outstanding with 36 registered shareholders, with 9,048,735 owned by 27 shareholders residing in Canada, 11,714 shares owned by 3 registered shareholders in US and 3,397,158 shares owned by 6 foreign registered shareholders.

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

From January 2007 through May 2007, LMK Inc., a company controlled by the wife of Michael P. Kraft, MPK Inc., loaned the Company an aggregate of $182,000. These loans bore interest at 12% per annum.  These loans were repaid in full during 2008.

From January 2008 through October 2008, LMK Inc., a company controlled by the wife of Michael P. Kraft, loaned the Company an aggregate of $60,000. These loans bore interest at 12% per annum.  At May 15, 2009, $nil was outstanding related to these loans.

Other than as disclosed above, there have been no transactions since December 31, 2008, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

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

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit reports of Collins Barrow Toronto LLP, Chartered Accountants, and Meyers, Norris Penny, LLP are included herein immediately preceding the financial statements and schedules.

Audited Financial Statements for Fiscal 2008 and Fiscal 2007

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

8.B.  Significant Changes

No significant change has occurred since the date of the annual financial statements.

ITEM 9.  THE OFFER AND LISTING

9.A.4.  Common Share Trading Information

The Company's common shares began trading on the Alberta Stock Exchange in Calgary, Alberta, Canada under its former name Alpha Ventures Inc. in November 1996. The Alberta Stock Exchange was absorbed by the Canadian Venture Exchange, which was absorbed by the TSX Venture Exchange (“Exchange”). The Company’s listing was automatically transferred from the Alberta Stock Exchange to the Exchange as a Tier 2 company. The current stock symbol on the Exchange is “LM”. The CUSIP number is 5357441065.

The Exchange currently classifies Issuers into different tiers based on standards, including historical financial performance, stage of development and financial resources of the Issuer at the time of listing.  Specific Minimum Listing Requirements for each industry segment in each of Tier 1, Tier 2 and Tier 3 have been established by the Exchange.

Policy 2.1 of the Exchange outlines the Minimum Listing Requirements for each industry segment in Tier 1 and Tier 2.  Under this policy, Lingo Media Corporation is a Tier 2 Issuer in the industry segment category of Junior Industrial.  Each industry segment is further divided into categories.  Quantitative minimum requirements for listing for the industry segment Junior Industrial and Tier 2 are provided in Section 4.3 of Exchange Policy 2.1.

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

Table No. 9
TSX Venture Exchange
Common Shares Trading Activity

	Sales -- Canadian Dollars
Period Ended	Volume	High	Low	Close

Monthly
April 2009	146,260	1.19	0.66	0.88
March 2009	84,529	0.98	0.62	0.90
February 2009	81,167	1.05	0.76	0.95
January 2009	79,810	1.05	0.80	1.05
December 2008	72,292	1.19	0.55	1.19
November 2008	113,424	1.46	0.90	1.19
October 2008	175,409	1.71	0.85	1.18
September 2008	165,208	1.90	1.36	1.70
August 2008	85,205	1.92	1.58	1.92
July 2008	196,945	1.87	1.60	1.79
June 2008	185,323	1.97	1.70	1.85
May 2008	118,497	2.00	1.00	1.85

Quarterly
03/31/2009	245,506	1.05	0.62	0.90
12/31/2008	361,125	1.71	0.55	1.19
09/30/2008	447,358	1.92	1.36	1.70
06/30/2008	542,301	2.20	1.62	1.85
3/31/2008	463,600	1.83	0.85	1.81
12/31/2007	161,557	1.39	1.19	1.19
9/30/2007	401,886	1.40	1.05	1.19
6/30/2007	294,400	1.19	0.84	1.05
3/31/2007	72,291	1.155	0.63	0.875
12/31/2006	128,088	1.365	0.70	1.155
9/30/2006	123,945	1.47	0.84	1.365
6/30/2006	187,668	1.12	0.49	1.05
3/31/2006	226,664	1.33	0.77	1.05
12/31/2005	83,509	1.54	0.77	1.19
9/30/2005	216,388	1.855	0.77	1.575
6/30/2005	142,287	1.575	0.84	1.33
3/31/2005	255,582	2.275	1.26	1.26

Yearly
12/31/2008	1,494,984	2.20	0.55	1.19
12/31/2007	930,134	1.50	0.63	1.19
12/31/2006	666,365	1.47	0.49	1.155
12/31/2005	697,765	2.275	0.77	1.19
12/31/2004	1,497,789	2.03	1.89	1.96

The Company's shares became quoted for trading on the OTC Bulletin Board on January 22, 2004.

The table No.10 lists the volume of trading and high, low and closing sales prices on the OTC Bulletin Board for the Company's common shares for the last 12 months, the last twelve fiscal quarters; and since commencement of trading.

Table No. 10
OTC Bulletin Board
 Common Shares Trading Activity

	Sales -- US Dollars
Period Ended	Volume	High	Low	Close

Monthly
April 2009	10,367	0.90	0.51	0.70
March 2009	7,123	1.00	0.60	0.90
February 2009	13,170	1.00	0.62	0.75
January 2009	100	1.00	1.00	1.00
December 2008	11,600	1.24	0.61	0.75
November 2008	18,657	1.30	0.80	1.25
October 2008	36,784	1.58	0.65	1.00
September 2008	175,908	1.85	1.30	1.85
August 2008	51,524	1.80	1.60	1.80
July 2008	51,309	1.85	1.55	1.74
June 2008	15,300	1.90	1.66	1.86
May 2008	33,300	2.00	1.00	1.85

Quarterly
03/31/2009	20,393	1.00	0.60	0.90
12/31/2008	67,041	1.58	0.61	1.24
09/30/2008	278,741	1.85	1.30	1.85
06/30/2008	58,200	2.00	1.00	1.85
3/31/2008	144,200	1.79	0.71	1.79
12/31/2007	37,089	1.40	0.77	1.22
9/30/2007	62,944	1.40	0.77	1.33
6/30/2007	78,952	1.19	0.70	0.91
3/31/2007	47689	2.10	0.35	0.84
12/31/2006	76626	4.06	0.63	1.176
9/30/2006	128421	2.66	0.63	1.288
6/30/2006	143740	1.19	0.41	1.01
3/31/2006	144133	1.33	0.7	0.91
12/31/2005	12106	1.39	0.56	0.805
9/30/2005	36046	1.68	0.525	1.26
6/30/2005	65326	1.27	0.735	0.98
3/31/2005	62985	1.89	0.98	1.26

Yearly
12/31/2008	867,582	2.00	0.61	1.24
12/31/2007	245,718	1.40	0.21	1.22
12/31/2006	492,923	5.80	0.406	1.176
12/31/2005	219,321	1.89	0.525	0.805
12/31/2004	778,080	3.57	0.84	1.61

The Company's common shares became quoted for trading on the Berlin-Bremen Stock Exchange on August 20, 2003.  No trades of the Company's common shares have taken place on the Berlin-Bremen Stock Exchange to this date.

9.A.5.  Common Share Description

Not Applicable

9.C.  Stock Exchanges Identified

The common shares trade on the TSX Venture Exchange, OTCBB and are quoted for trading on the Berlin-Bremen Stock Exchange. Refer to ITEM #9.A.4.

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

Not Applicable

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

Subject to the Articles of Incorporation and any unanimous shareholder agreement, the board may fix their remuneration.

Borrowing Powers of Directors, ByLaws - Section 3.10

The board of directors may from time to time:

i.	borrow money upon the credit of the Corporation;
ii.	issue, reissue, sell or pledge debt obligations of the Corporation;
iii.	subject to the Business Corporations Act (Ontario), give a guarantee on behalf of the Corporation to secure performance of an obligation of any person; and
iv.	mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any debt obligations of the Corporation.

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

Not Applicable

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

10.F.  Dividends and Paying Agents

Not Applicable.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Risk

The Company operates one segment of its business in China, and a substantial portion of our operating expenses are in Canadian dollars, whereas our revenue from co-publishing agreements are primarily in Renminbi which is first converted to US dollars then to Canadian dollars.  A significant adverse change in foreign currency exchange rates between the Canadian dollars relative to US dollars or Renminbi to US dollars could have a material effect on our consolidated results of operations, financial position or cash flows. We have not hedged exposures denominated in foreign currencies, as they are not material at this time.

	RMB	USD	USD	USD	USD
		At 12/31/08	-5%	- 10%	- 15%

Year-end exchange rate for 1 RMB to USD		0.1466	0.1393	0.1319	0.1246
Annual co-publishing revenue from China	6,269,713	919,140	873,183	827,226	781,269
Accounts receivable	4,016,308	588,791	559,351	529,912	500,472

	USD	CDN	CDN	CDN	CDN
		Year 2008	+ 5%	- 5%	- 10%
Average annual exchange rate for 1 USD to CDN		1.0660	1.1193	1.0127	0.9594
Annual co-publishing revenue from China	907,981	967,908	1,016,303	919,512	871,117

	USD	CDN	CDN	CDN	CDN
		At 12/31/08	+ 5%	- 5%	- 10%
Year-end exchange rate for 1 USD to CDN		1.2180	1.2789	1.1571	1.0962
Cash	284,286	346,260	363,573	328,947	311,634
Accounts receivable	500,383	609,466	639,940	578,993	548,520
Accounts payable	50,000	60,900	63,945	57,855	54,810

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable

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

Changes in Accounting Policies Including Initial Adoption

Effective January 1, 2008, the Company has adopted the following Sections issued or amended by the CICA:
Section 1400, General Standards of Financial Statement Presentation
Section 1535, Capital Disclosures
Section 3031, Inventories
Section 3862, Financial Instruments Disclosures
Section 3863, Financial Instruments Presentation

Adoption of these new accounting standards has no material impact on the amounts reported in the Company’s financial statements as most of them relate primarily to disclosure.

Adoption of International Financial Reporting Standards

In January 2006, the Accounting Standards Board announced its decision to require all publicly accountable enterprises to report under International Financial Reporting Standards (“IFRS”) for years beginning on or after January 1, 2011. These changes reflect a global shift to IFRS and they are intended to facilitate capital flows and bring greater clarity and consistency to financial reporting in the global marketplace. The Company is in the process of completing the scoping phase of its conversion plan which has a timeline for assessing resources and training, analyzing key differences, and selecting accounting policies under IFRS.

Policies and Procedures

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

Segregation of Duties

Due to resource constraints, the Company is reliant on the performance of compensating procedures during its financial period-end closing process in order to ensure that the financial statements are presented fairly and accurately, in all material respects. Additional compensating control procedures have been performed in the preparation of our financial statements to ensure their reliability.

These Compensating Controls Include:

•	Review of all balances and reconciliations;
•	Review of bank registers and disbursement details in risk locations; and
•	Analytical review and analysis of performance against expectations.

During 2008, the Company enhanced internal controls over financial reporting by introducing the following additional changes:

•	Improved budgetary controls; and
•	Strengthened technical expertise in the accounting and finance areas of the organization

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

The financial statements as required under ITEM #17 are attached hereto as exhibits.  The audit reports of Meyers Norris Penny LLP and Collins Barrow Toronto LLP are included herein immediately preceding the financial statements and schedules.

Audited Financial Statements

Auditor's Report, dated April 14, 2009

Consolidated Balance Sheets at December 31, 2008 and December 31, 2007

Consolidated Statements of Operations and Deficit for the years ended December 31, 2008, December 31, 2007 and December 31, 2006

Consolidated Statements of Cash Flows for the years ended December 31, 2008, December 31, 2007 and December 31, 2006

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

LINGO MEDIA CORPORATION

May 15, 2009	By:	/s/ Michael P. Kraft
Michael P. Kraft
President and Chief Executive Officer

	By:	/s/ Khurrum R. Qureshi
Khurrum R. Qureshi
Chief Financial Officer

65