Form 20-F/A
period 2008-12-31
LINGO MEDIA CORP
filed 2009-10-08
CIK 1177167

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

EXPLANATORY NOTE

Lingo Media Corporation is filing this 20-F/A for the year ended December 31, 2008 for the sole purpose of including the Auditors’ Report from Meyers, Norris, Penny LLP dated April 20, 2008 with respect to the balance sheet of Lingo Media Corporation as of December 31, 2007 and the statements of operations, deficit and cash flows for the year then ended. No other changes, material or otherwise, have been made.

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

LINGO MEDIA CORPORATION

October 8, 2009	By:	/s/ Michael P. Kraft
Michael P. Kraft
President and Chief Executive Officer

	By:	/s/ Khurrum R. Qureshi
Khurrum R. Qureshi
Chief Financial Officer

65