Form 20-F
period 2009-12-31
LINGO MEDIA CORP
filed 2010-05-05
CIK 1177167

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
12,465,857

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable

Item 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

3.A.2.  Selected Financial Data

Our financial statements are reported in Canadian Dollars and presented in accordance with Canadian generally accepted accounting principles and reconciled to U.S. generally accepted accounting principles (“GAAP”) in the footnotes, for the fiscal years ended December 31, 2009, December 31, 2008, December 31, 2007, December 31, 2006, and December 31, 2005. The financial statements for the fiscal years ended December 31, 2005 and December 31, 2006 have been audited by Mintz & Partners LLP. Meyers, Norris, Penny LLP audited December 31, 2007 financial statements and Collins Barrow Toronto LLP audited December 31, 2008 and December 31, 2009 financial statements.

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

Table No. 3
Selected Financial Data
Expressed in Canadian Dollars
(CDN$ in 000’s, except per share data)

	Year		Year	Year	Year	Year
	Ended		Ended	Ended	Ended	Ended
	12/31/09		12/31/08	12/31/07	12/31/06	12/31/05
Revenue from continuing operati		$1,467	$969	880	894	906
Gross Profit from continuing operations		$1,322	$843	766	761	783
Net Loss from continuing operations		$(2,959)	(2,311)	(632)	(691)	(726)

Revenue from discontinued operations	$	Nil	2,576	3125	680	-
Net Loss from discontinuing operations		$367	(1,571)	(293)	(58)	-

(Loss) per Share from continuing operations		$(0.24)	$(0.22)	(0.11)	(0.17)	(0.03)
(Loss) per Share from discontinuing operations		$0.03	$(0.15)	(0.05)	(0.01)	-

Dividends per Share		$0.00	$0.00	$0.00	$0.00	$0.00

Weighted Avg. Shares		12,461	10,427	5,656	4,060	3,530
Period-end Shares outstanding		12,466	12,458	9,582	4,694	4,125

Working Capital		$125	$1,796	208	(347)	$278
Long-Term Debt/Loans Payable	$	Nil	-	203	348	-
Shareholders’ Equity		$4,415	$6,640	5,886	1,376	1,088
Total Assets		$5,703	8,527	8,162	2,884	1,611
US GAAP income (Loss)	$	(2,029)	$(4,697)	$(5,178)	$(633)	$(710)
US GAAP Basic Loss per Share		$(0.16)	$(0.45)	$(0.92)	$(0.16)	$(0.17)

US GAAP Equity (Deficit)		$(367)	$1,296	$1,355	$1,098	$625
US GAAP Total Assets		$921	$3,182	$3,631	$2,606	$1,391

(1)	Cumulative Net Loss since incorporation under US GAAP has been ($16,402,211).
(2)	a) Under US GAAP, development costs of new businesses are expensed as incurred: 2009-$nil, 2008-($218,795), 2007-$nil, 2006-$nil, and 2005-$nil.
b) Under US GAAP, development costs amortized under Canadian GAAP would be reversed to calculate Loss per Share: 2009-$89,375, 2008 – $128,478, 2007 – $99,805, 2006 – $156,648, and 2005 – $133,290.
c) Under US GAAP, software and web development costs are expensed as incurred: 2009-$922,232, 2008-$880,846, 2007-$4,352,341, 2006-$nil, and 2005-$nil.

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

Table No. 4
U.S. Dollar/Canadian Dollar

	Average	High	Low	Close
March 2010	1.02	1.06	1.01	1.03
February 2010	1.05	1.06	1.04	1.06
January 2010	1.05	1.07	1.02	1.07
December 2009	1.05	1.07	1.04	1.05
November 2009	1.06	1.09	1.04	1.06
October 2009	1.07	1.10	1.02	1.08
September 2009	1.08	1.11	1.06	1.07
August 2009	1.09	1.11	1.06	1.10
July 2009	1.11	1.17	1.08	1.08
June 2009	1.13	1.16	1.08	1.16
May 2009	1.13	1.20	1.09	1.09

Fiscal Year Ended Dec. 31, 2009	1.14	1.31	1.02	1.05
Fiscal Year Ended Dec. 31, 2008	1.07	1.30	0.97	1.22
Fiscal Year Ended Dec. 31, 2007	1.07	1.19	0.91	0.98
Fiscal Year Ended Dec. 31, 2006	1.13	1.16	1.11	1.12
Fiscal Year Ended Dec. 31, 2005	1.21	1.27	1.15	1.17

3.B.  Capitalization and Indebtedness

Not applicable

3.D.  Risk Factors

The Company is subject to a number of risks and uncertainties.

Lingo Media is a diversified online and print-based education products and services corporation focused on English language learning (“ELL”) on an international scale through Lingo Learning Inc., a print-based publisher of ELL programs in China, Speak2Me Inc. (“Speak2Me”), a free-to-consumer online ELL community and Parlo Corporation (“Parlo”), a fee-based language training and assessment platform.  Lingo Media has formed successful relationships with key government and industry organizations, establishing a strong presence in China’s education market of 300 million students.  The Company continues to broaden its presence in China as well as other major English language learning markets, to provide access to world-class English learning and training solutions on a global scale.

As of December 31, 2009, the Company operated two distinct business segments as follows:

Online English Language Learning

The Company offers an online English language learning platform that will be offered across a number of verticals.

Through its free-to-consumer www.speak2me.cn website, the Company operates the largest online English language learning community in China that includes a unique social-networking infrastructure. This website incorporates its proven pedagogy with fun, interactive lesson modules to address the rapidly growing need for spoken English in China and abroad. Speak2Me's platform uses speech recognition technology to teach spoken English online through more than 350 targeted lessons that engage users in interactive conversations with a virtual instructor. The www.speak2me.cn website generates its revenue from traditional digital advertising, as well as, its patent-pending Conversational Advertising™ platform. Conversational Advertising™ allows an advertiser to embed its brand and message inside a lesson that engages a user for 2-3 minutes. In addition, Speak2Me earns royalty income from its distributor through the selling of its stand-alone English language learning CD-ROM products in China.

To further leverage its lesson library and technology platform, the Company is expanding its online offerings to include fee-based training solutions for corporations, governments, educational institutions, and consumers.  These fee-based training services will be available under the brand Parlo.  Lingo Media is planning to introduce an off-the-shelf product, Parlo Business English that incorporates a reporting platform, Learning Management System (LMS), as part of the training solution by April 2010. The Company will also offer customized solutions to tailor to client’s needs, as well as, a consumer website that will target individuals internationally. Parlo will earn its revenues from subscription and licensing fees.

Print-Based English Language Learning
The Company continues to expand its business via its subsidiary Lingo Learning Inc. (“Lingo Learning”), a print-based publisher of English language learning programs in China since 2001. Lingo Learning has an established presence in China’s education market of 300 million students.  To date, it has co-published more than 325 million units from its library of more than 340 program titles in China.

Discontinued Operations

In Canada, Lingo Media through its 70.33% subsidiary A+ Child Development (Canada) Ltd. ("A+") distributed early childhood cognitive development programs.  In December 2008, A+ filed a Notice of Intent to Make a Proposal under the Bankruptcy and Insolvency Act (“Proposal”) which was later approved by A+’s creditors and by the Superior Court of Justice in April 2009. Upon final payment, the Company received the Certificate of Full Performance of Proposal.   A+ is currently inactive and its operating results are disclosed under discontinued operations.

The Company derives its revenue from doing business in China. If any of the following risks occur, our business, results of operations and financial condition would likely suffer.  In any such events, the market price of our common stock could decline and you may lose all or part of your investment in our shares of common stock.

Foreign Currency Risk

The Company is subject to currency risk through its activities outside of Canada.  Unfavourable changes in the exchange rate may affect the operating results of the Company.  The Company is also exposed to currency risk as a substantial amount of its revenue is denominated in United States dollars ("USD") and Chinese Renminbi ("RMB").

Risk Factors Associated With Print-based English Language Learning

Business

We have not generated significant revenue to date in China, nor can we be assured of generating significant future revenues.

If we are unable to protect our intellectual property rights in China, our competitors may develop and market products with similar features that may reduce demand for our products.  It is nonetheless, difficult at best to protect intellectual property rights in China.

If our major customer and distributors of our products in China fail to devote sufficient time and resources to our business, or if their performance is substandard, our revenues will be adversely affected.

We currently have two key customers in China that represents 100% (2007: 100%) of the Company’s overall revenues.

We have no experience in directly distributing our products in China and no internal capability to do so yet.

Competition in the educational publishing industry in China is intense, and if we fail to compete effectively our financial results will suffer.

We have and will continue to establish collaborative relationships, and those relationships may expose us to a number of other unidentifiable risks.

If we are unable to retain key personnel and hire additional qualified sales and marketing, and other personnel, we may not be able to successfully achieve our goals.

We have international operations that expose us to additional business risks.

We may incur losses associated with foreign currency fluctuations.

Our share price may be volatile, and an investment in our common shares could suffer a decline in value.

Future sales of common shares by us or our existing shareholders may cause our stock price to fall.

We have never paid dividends on our common shares, and we do not anticipate paying any cash dividends in the foreseeable future.

Risk Factors Associated With Online English Language Learning Business

Competitive Markets

We operate in competitive and evolving markets locally, nationally and globally. These markets are subject to rapid technological change and changes in customer preferences and demand. There can be no assurance that we will be able to obtain market acceptance or compete for market share. We must be able to keep current with the rapidly changing technologies, to adapt its services to evolving industry standards and to improve the performance and reliability of its services. New technologies could enable competitive product offerings and adversely affect us and our failure to adapt to such changes could seriously harm its business.

Economic Conditions

Unfavourable economic and market conditions could increase our financing costs, reduce demand for its products and services, limit access to capital markets and negatively impact any access to future credit facilities.  Expenditures by advertisers tend to be cyclical, reflecting overall economic conditions as well as budgeting and buying patterns.

Dependence on Key Personnel

We are dependent upon the efforts, performance and commitment of senior officers and directors, who are responsible for the future development of this business. Shareholders and investors will be relying upon the business judgment, expertise and integrity of the Company’s management and directors. To the extent that the services of any senior officers or directors would be unavailable for any reason, a disruption to the operations could result, and other persons would be required to manage and operate the business. Our future success will also depend in large part upon its ability to attract and retain highly skilled personnel. There can be no assurance that we will be successful in attracting and retaining such personnel.

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

Parents and Students are Unwilling to Pay for Online Services

Offline English language learning instruction is a growing industry, but attempts to attract large numbers of paying students to subscription based online English language learning services have largely failed. Given that online consumption patterns in China are largely following trends already established in the West, and given that few industries and companies in the international markets have been able to establish thriving subscription-supported online services, a pure subscription model is unlikely to succeed in China.

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

Speak2Me Must Generate Online Advertising/Sponsorship Revenue

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

Maintenance of User Relationships

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

Create Content and Services Accepted by Users

Success is dependent upon the ability to deliver original and compelling content and services for the online English language instruction software that attract and retain users in its target market. The ability to successfully develop and produce content and services is subject to numerous uncertainties, including the ability to:

• Anticipate and successfully respond to rapidly changing consumer tastes and preferences;
• Fund new content development;
• Attract and retain qualified editors, writers, producers, and technical personnel;

• Build brand loyalty among users; and
• Build a sense of community among users and encourage use of the interactive features on Speak2Me’s website.

Failure Of Delivery Infrastructure to Perform Consistently

Our success as a business depends, in part, on its ability to provide consistently high quality online services to users via the Delivery Infrastructure. There is no guarantee that Parlo and/or Speak2Me’s Delivery Infrastructure and/or their software will not experience problems or other performance issues. If the Delivery Infrastructure or software fails or suffers performance problems, then it would likely affect the quality and interrupt the continuation of our services and significantly harm the business.

The Company’s Delivery Infrastructure is susceptible to natural or man-made disasters such as earthquakes, floods, fires, power loss and sabotage, as well as interruptions from technology malfunctions, computer viruses and hacker attacks. Other potential service interruptions may result from unanticipated demands on network infrastructure, increased traffic or problems in customer service. Significant disruptions in the Delivery Infrastructure could harm the Company’s goodwill and the Parlo and Speak2Me brands and ultimately could significantly and negatively impact the amount of revenue it may earn from its service.  Like all Internet transmissions, our services may be subject to interception and malicious attack. Pirates may be able to obtain or copy our products without paying fees. The Delivery Infrastructure is exposed to spam, viruses, worms, spyware, denial of service or other attacks by hackers and other acts of malice. The Company uses security measures intended to make theft of its software more difficult. However, if the Company is required to upgrade or replace existing security technology, the cost of such security upgrades or replacements could have a material adverse effect on our financial condition, profitability and cash flows.

Limited Intellectual Property Protection

Parlo and Speak2Me rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary rights. In addition, our success may depend, in part, on its ability to obtain patent protection and operate without infringing the rights of third parties. There can be no assurance that, once filed, the Company’s patent applications will be successful, that we will develop future proprietary products that are patentable, that any issued patents will provide us with any competitive advantages or will not be successfully challenged by any third parties or that the patents of others will not have an adverse effect on the ability of the Company to do business. In addition, there can be no assurance that others will not independently develop similar products, duplicate some or all of our products or, if patents are issued to Parlo and/or Speak2Me, design their products so as to circumvent the patent protection held by the Company. We will seek to protect its product documentation and other written materials under trade secret and copyright laws which afford only limited protection. Despite precautions taken by the Company, it may be possible for unauthorized third parties to copy aspects of our business and marketing plans or future strategic documents or to obtain and use information that we regard as proprietary. There can be no assurance that the Company’s means of protecting its proprietary rights will be adequate or that our competitors will not independently develop similar or superior technology. Litigation may be necessary in the future to enforce our intellectual property rights, to protect trade secrets or to determine the validity and scope of the propriety rights of others. Such litigation could result in substantial costs and diversion of resources.

Government Regulation and Licensing

The operations may be subject to Canadian and foreign provincial and/or state and federal regulations and licensing. There can be no assurance that we will be able to comply with the regulations or secure and maintain the required licensing for its operations. Government regulation and licensing could seriously impact our ability to achieve its financial and operational objectives. The Company is subject to local, provincial and/or state, federal, and international laws affecting companies conducting business on the Internet, including user privacy laws, laws giving special protection to children, regulations prohibiting unfair and deceptive trade practices and laws addressing issues such as freedom of expression, pricing and access charges, quality of products and services, taxation, advertising, intellectual property rights and information security. The restrictions imposed by and the costs of complying with, current and possible future laws and regulations related to its business could limit our growth and reduce client base and revenue.

Operating in Foreign Jurisdictions

The Company’s current and future development opportunities relate to geographical areas outside of Canada. There are a number of risks inherent in international business activities, including government policies concerning the import and export of goods and services, costs of localizing products and subcontractors in foreign countries, costs associated with the use of foreign agents, potentially adverse tax consequences, limits on repatriation of earnings, the burdens of complying with a wide variety of foreign laws, nationalization and possible social, labour, political and economic instability. There can be no assurance that such risks will not adversely affect the business, financial condition and results of operations. Furthermore, a portion of expenditures and revenues will be in currencies other than the Canadian dollar. Foreign exchange exposure may change over time with changes in the geographic mix of its business activities. Foreign currencies may be unfavourably impacted by global developments, country-specific events and many other factors. As a result, future results may be adversely affected by significant foreign exchange fluctuations.

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

ITEM 4.  INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Introduction

Lingo Media is a diversified online and print-based education products and services corporation focused on English language learning (“ELL”) on an international scale through Lingo Learning Inc., a print-based publisher of ELL programs in China, Speak2Me Inc. (“Speak2Me”), a free-to-consumer online ELL community and Parlo Corporation (“Parlo”), a fee-based language training and assessment platform.  Lingo Media has formed successful relationships with key government and industry organizations, establishing a strong presence in China’s education market of 300 million students.  The Company continues to broaden its presence in China as well as other major English language learning markets, to provide access to world-class English learning and training solutions on a global scale.

As of December 31, 2009, the Company operated two distinct business segments as follows:

Online English Language Learning

The Company offers an online English language learning platform that will be offered across a number of verticals.

Through its free-to-consumer www.speak2me.cn website, the Company operates the largest online English language learning community in China that includes a unique social-networking infrastructure. This website incorporates its proven pedagogy with fun, interactive lesson modules to address the rapidly growing need for spoken English in China and abroad. Speak2Me's platform uses speech recognition technology to teach spoken English online through more than 350 targeted lessons that engage users in interactive conversations with a virtual instructor. The www.speak2me.cn website generates its revenue from traditional digital advertising, as well as, its patent-pending Conversational Advertising™ platform. Conversational Advertising™ allows an advertiser to embed its brand and message inside a lesson that engages a user for 2-3 minutes. In addition, Speak2Me earns royalty income from its distributor through the selling of its stand-alone English language learning CD-ROM products in China.

To further leverage its lesson library and technology platform, the Company is expanding its online offerings to include fee-based training solutions for corporations, governments, educational institutions, and consumers.  These fee-based training services will be available under the brand Parlo.  Lingo Media is planning to introduce an off-the-shelf product, Parlo Business English that incorporates a reporting platform, Learning Management System (LMS), as part of the training solution by April 2010. The Company will also offer customized solutions to tailor to client’s needs, as well as, a consumer website that will target individuals internationally. Parlo will earn its revenues from subscription and licensing fees.

Print-Based English Language Learning
The Company continues to expand its business via its subsidiary Lingo Learning Inc. (“Lingo Learning”), a print-based publisher of English language learning programs in China since 2001. Lingo Learning has an established presence in China’s education market of 300 million students.  To date, it has co-published more than 325 million units from its library of more than 340 program titles in China.

Discontinued Operations

In Canada, Lingo Media through its 70.33% subsidiary A+ Child Development (Canada) Ltd. ("A+") distributed early childhood cognitive development programs.  In December 2008, A+ filed a Notice of Intent to Make a Proposal under the Bankruptcy and Insolvency Act (“Proposal”) which was later approved by A+’s creditors and by the Superior Court of Justice in April 2009. Upon final payment, the Company received the Certificate of Full Performance of Proposal.   A+ is currently inactive and its operating results are disclosed under discontinued operations.

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
Beijing, 100022, China
Telephone: +86 10 5900 0152
Facsimile:  +86 10 5900 1800

The Speak2Me office is located at:

3F, 13, Lane 284,
Section 3, Roosevelt Road,
Taipei 100
Taiwan
Telephone: (+886) 2-2365-0662
Facsimile: (+886) 2-2365-0662

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

The Company currently has seven active subsidiaries: Lingo Learning Inc. "LLI", Lingo Media International Inc. "LMII", Speak2Me Inc. “S2M”,  Speak2Me International Inc. “S2MII”, Speak2Me (Hong Kong) Limited “S2MHK”,, Speak2Me (Beijing) “S2MBJ” and Parlo Corporation “Parlo”.

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

Parlo was incorporated pursuant to the Business Corporations Act (Ontario) on September 24, 2009.

4.B.  BUSINESS OVERVIEW

Background

Lingo Media is a diversified online and print-based education products and services corporation focused on English language learning (“ELL”) on an international scale through Lingo Learning Inc., a print-based publisher of ELL programs in China, Speak2Me Inc. (“Speak2Me”), a free-to-consumer online ELL community and Parlo Corporation (“Parlo”), a fee-based language training and assessment platform.  Lingo Media has formed successful relationships with key government and industry organizations, establishing a strong presence in China’s education market of 300 million students.  The Company continues to broaden its presence in China as well as other major English language learning markets, to provide access to world-class English learning and training solutions on a global scale.

As of December 31, 2009, the Company operated two distinct business segments as follows:

Online English Language Learning

The Company offers an online English language learning platform that will be offered across a number of verticals.

Through its free-to-consumer www.speak2me.cn website, the Company operates the largest online English language learning community in China that includes a unique social-networking infrastructure. This website incorporates its proven pedagogy with fun, interactive lesson modules to address the rapidly growing need for spoken English in China and abroad. Speak2Me's platform uses speech recognition technology to teach spoken English online through more than 350 targeted lessons that engage users in interactive conversations with a virtual instructor. The www.speak2me.cn website generates its revenue from traditional digital advertising, as well as, its patent-pending Conversational Advertising™ platform. Conversational Advertising™ allows an advertiser to embed its brand and message inside a lesson that engages a user for 2-3 minutes. In addition, Speak2Me earns royalty income from its distributor through the selling of its stand-alone English language learning CD-ROM products in China.

To further leverage its lesson library and technology platform, the Company is expanding its online offerings to include fee-based training solutions for corporations, governments, educational institutions, and consumers.  These fee-based training services will be available under the brand Parlo.  Lingo Media is planning to introduce an off-the-shelf product, Parlo Business English that incorporates a reporting platform, Learning Management System (LMS), as part of the training solution by April 2010. The Company will also offer customized solutions to tailor to client’s needs, as well as, a consumer website that will target individuals internationally. Parlo will earn its revenues from subscription and licensing fees.

Print-Based English Language Learning
The Company continues to expand its business via its subsidiary Lingo Learning Inc. (“Lingo Learning”), a print-based publisher of English language learning programs in China since 2001. Lingo Learning has an established presence in China’s education market of 300 million students.  To date, it has co-published more than 325 million units from its library of more than 340 program titles in China.

Discontinued Operations

In Canada, Lingo Media through its 70.33% subsidiary A+ Child Development (Canada) Ltd. ("A+") distributed early childhood cognitive development programs.  In December 2008, A+ filed a Notice of Intent to Make a Proposal under the Bankruptcy and Insolvency Act (“Proposal”) which was later approved by A+’s creditors and by the Superior Court of Justice in April 2009. Upon final payment, the Company received the Certificate of Full Performance of Proposal.   A+ is currently inactive and its operating results are disclosed under discontinued operations.

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

China Publishing

Lingo Media has spent 10 years developing English as a Foreign Language (EFL), products, programs, and relationships in the Chinese market. Learning to communicate in English is seen as a top priority for Chinese school students and young adult learners. Along with learning how to use a PC, English skills are perceived as a key determinant of their future levels of prosperity. The Company’s EFL book, audio and CD-based programs are unique in that they have a special focus on the spoken language. In addition to developing learning materials, considerable resources have been expended on the development of relationships with leading Chinese publishers, both in the education and trade sectors, as well as in extensive marketing of Lingo Media’s programs.

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

Co-Publishing Partners in China

People's Education Press

People's Education Press (“PEP”) a division of China's State Ministry of Education, publishes more than 60% of educational materials for the Kindergarten to Grade 12 (“K-12”) market throughout China, for all subjects, including English Language Learning.  PEP has a readership of more than 120 million students. Lingo Learning has four programs with PEP. Three series target the elementary market of 100 million students: PEP Primary English (for Grades 3-6; Chinese students now begin learning English in Grade 3); Starting Line (Grades 1-6); and Beginning English for Young Learners (Grades 1 and 2). The Reading Practice series is for junior middle school students. All series include the core textbooks in addition to supplemental activity books, audiocassettes, teacher resource books, and other materials.

Phoenix Publishing & Media Group

Phoenix Publishing and Media Group (PPMG), formerly Jiangsu Publishing Group, was established in September 2001. It is one of the largest provincial publishing houses in China with a registered capital of 720 million RMB, revenue of more than 8 billion RMB and total assets of 7.4 billion RMB.  PPMG’s subsidiaries include 8 publishing houses, 1 audio visual publishing house, 1 printing house and an import-export trading corporation.  Lingo Learning has co-published and launched Lingo College English with Yilin Press.

China International Publishing Group

Foreign Language Press (“FLP”) is a subsidiary of China's largest trade publishing group, China International Publishing Group (“CIPG”). CIPG develops and distributes books to Chinese retail bookstores, in addition to producing selected texts and supplemental books for the educational market. Lingo Learning co-published with CIPG the English for Hosts book and audiocassette package.

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

Products

Online English Language Learning

Speak2Me (www.speak2me.com/advertising) is an online English language learning community that incorporates Lingo Media’s proven pedagogy with fun, interactive lesson modules to address the rapidly growing need for spoken English worldwide.  Speak2Me’s groundbreaking service uses proprietary speech recognition technology to teach spoken English online through more than 350 targeted lessons that engage users in interactive conversations with a virtual teacher.  A unique social-networking infrastructure that allows students to form study groups and offers contests, prizes and other incentives, creates a learning environment that engenders cooperation and competition, just as in a conventional classroom.  Speak2Me’s patent-pending Conversational Advertising™ platform and premium content development services allow Speak2Me to provide its innovative offering to end-users at no cost.

Parlo is a training and assessment business whose on-line offerings provide targeted lesson modules to help employees, civil servants & professionals develop their spoken, as well as, listening and comprehension English skills needed to remain competitive in the workplace and global economy.  Parlo’s first product, Parlo Business English (www.parlobusiness.com) consists of eight learning stages of varying degrees of difficulty.  Each learning stage has five levels, totalling 40 levels of proficiency.  Parlo will earn revenues through the sale of licenses per seat with a graduating pricing schedule based on the number of users and the length of the course.

English Language Learning

Lingo Learning’s publishing specialization is in educational products and programs that are mandated by the public educational system that include the adoption and sales into the school system. This is done in partnership with local Chinese educational agencies and publishers that co-develop the product components and programs.  To date, it has co-published more than 325 million units from its library of more than 340 program titles in China.

United States vs. Foreign Sales/Assets

During the fiscal years ended December 31, 2009, 2008, and 2007 respectively, $Nil, $1,220, and $1,920, of sales revenue were generated in Canada.  In 2008, the Company discontinued the line of business that generates all sales in Canada.

During the fiscal years ended December 31, 2009, 2008, and 2007 respectively, no sales revenue was generated in the United States.

During the fiscal years ended December 31, 2009, 2008, and 2007 respectively, $1,466,696, $967,908, and $877,706, of sales revenue were generated in China.

At December 31, 2009 and 2008 respectively, $18,368 and $227,827 of the Company’s identifiable assets are located in Canada, and, as a result of the acquisitions of Speak2Me and Parlo, $5,684,784 and $8,298,965 are located in China.

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

Research and Development, Trademarks, Licenses, and Etc.

Research and Development

During the years ended December 31, 2009, 2008, and 2007, respectively, the Company expended $4,781,825, $5,344,704, and $4,352,341 on research and development, under the categories of “development costs”, “software and web development costs” and “deferred costs”.  These expenditures were primarily directed at developing products for the China market.

Trademarks and Copyrights

The Company owns the trademarks, Lingo Media and English Lingo in Canada and China. The Company also owns certain trademarks for Speak2Me and Parlo in China and has pending trademark applications in other jurisdictions.  In addition, certain materials are copyrighted.

Employees

As of April 30, 2010, the Company has forty-one employees. None of the Company's employees are covered by collective bargaining agreements.

4.C. Organization Structure

The Company currently has seven active subsidiaries: Lingo Learning Inc. (previously Lingo Media Ltd.), Lingo Media International Inc., Speak2Me Inc., Speak2Me (Hong Kong) Limited, Speak2Me International Inc., Speak2Me Beijing and Parlo Corporation Refer to ITEM 4.  “Information on the Company, 4.A. History and Development of the Company, History and Development” for more information.

4.D.  Property, Plant and Equipment

The Company’s executive offices are located in rented premises of approximately 4,270 sq. ft. at 151 Bloor Street West, Suite 703, Toronto, Ontario, Canada M5S 1S4.  The Company began occupying these facilities, through its subsidiary Lingo Learning Inc. in March 2006.

The Company’s Beijing representative offices are located in rented premises of approximately 2,174 sq. ft. at Jianwai SOHO, Building 17, Suite 601, 39 East 3rd Ring Road, Dong San Huan Zhong Lu, Beijing, 100022, China

The Company’s Taiwan representative offices are located in rented premises of approximately 721 sq. ft. at 3F, 13, Lane 284, Section 3, Roosevelt Road,, Taipei 100, Taiwan

The Company has office equipment, furniture and computer equipments located in these offices and for the fiscal years ended December 31, 2009, 2008, 2007 and 2006 they have a net carrying value of $73,351, $64,839, $73,144 and $58,716 respectively.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended December 31, 2009, and December 31, 2008 should be read in conjunction with the consolidated financial statements of the Company and the notes thereto.

The following discussion contains forward-looking statements that are subject to significant risks and uncertainties.  Readers should carefully review the risk factors described herein and in other documents the Company files from time to time with the Securities and Exchange Commission.

5.A Overview

Lingo Media is a diversified online and print-based education products and services corporation focused on English language learning (“ELL”) on an international scale through Lingo Learning Inc., a print-based publisher of ELL programs in China, Speak2Me Inc. (“Speak2Me”), a free-to-consumer online ELL community and Parlo Corporation (“Parlo”), a fee-based language training and assessment platform.  Lingo Media has formed successful relationships with key government and industry organizations, establishing a strong presence in China’s education market of 300 million students.  The Company continues to broaden its presence in China as well as other major English language learning markets, to provide access to world-class English learning and training solutions on a global scale. In Canada, Lingo Media through its 70.33% subsidiary A+ Child Development (Canada) Ltd. ("A+") specialized in distributing early childhood cognitive development programs.  In December 2008, A+ filed a Notice of Intent to Make a Proposal under the Bankruptcy and Insolvency Act (“Proposal”) which was later approved by A+’s creditors and by the Superior Court of Justice in April 2009.  Upon final payment, the Company received the Certificate of Full Performance of Proposal A+ is currently inactive and its operating results are disclosed under discontinued operations.

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

In management’s opinion, revenue recognition, development costs, deferred costs, acquired publishing content and use of estimates as presented in the financial statements of the year ended December 31, 2009 are critical accounting policies and are as follows:

Revenue recognition:

Lingo Media earns advertising revenue through Speak2Me, a new media company focused on interactive English language learning in China.  Speak2Me develops targeted Conversational Advertising™ lessons which are available to users of www.speak2me.cn free of charge.  Revenues earned from Conversational Advertising™ are recognized as these lessons are featured on www.speak2me.cn and when collectability is reasonably assured.

Speak2Me has English language learning CD-ROM products which generate royalty revenue from its Shanghai-based distributor.  Revenue is recognized upon the confirmation of sales from the distributor and when collectability is reasonably assured.

Parlo earns training revenue by developing and hosting online English language learning lessons for its customers of which some are industry specific and tailored to the client’s needs.  Revenue is recognized evenly over the term of the agreement upon the lessons becoming accessible by the customer and when collectability is reasonably assured.

Lingo Media earns royalty revenues from its key customer, People’s Education Press (“PEP”), who is China’s State Ministry of Education publisher, on the following basis:

•	Finished Product Sales – PEP prints and sells Lingo Media’s English language learning programs to provincial distributors in China; and

•	Licensing Sales – PEP licenses Lingo Media’s English language learning programs to provincial publishers who then print and sell the programs to provincial distributors in China.

Lingo Media earns a significantly higher royalty rate from Finished Product Sales compared to Licensing Sales.

In accordance with the co-publishing agreement between PEP and Lingo Media, PEP pays to Lingo Media a royalty on print runs of Finished Product Sales and a royalty on actual revenues from Licensing Sales.  PEP provides Lingo Media with print run reconciliations on a semi-annual basis (June 30th and December 31st), as their reporting systems are unable to provide quarterly sales information.  Revenue is recognized upon the confirmation of such sales and when collectability is reasonably assured.

Royalty revenues from audiovisual products are recognized upon the confirmation of sales, and when collectability is reasonably assured.  Royalty revenues are not subject to right of return or product warranties.

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

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at December 31, 2009 and December 31, 2008 and the reported amounts of revenue and expenses during the years then ended.  Actual results may differ from those estimates.  Significant areas requiring the use of management estimates related to the useful lives and impairment of property and equipment, development costs and acquired publishing content.

Operating Results

Fiscal Year Ended December 31, 2009 vs. Fiscal Year Ended December 31, 2008

Revenue and Margin

Lingo Media earned print-based English language learning revenues in China as follows:

	2009	2008	2007
Revenue	$1,095,994	$969,128	$879,626
Cost of sales	74,565	126,329	113,317
Margin	$1,021,429	$842,799	$766,308
Margin (%)	93%	87%	87%

Revenues from China for the year ended December 31, 2009 are $1,095,994 compared to $969,128 for fiscal 2008, and $877,806 for fiscal 2007. Direct costs associated to revenue from PEP are kept to a minimum and has been consistent throughout the years. The Company continues to maintain its relationship with PEP and is investing in the development of new programs to maintain and increase its royalty revenues.

Publishing revenue from China for the year ended December 31, 2009 increased by 13% compared to fiscal 2008.  This increase is mainly attributed to the increased royalty through licensing sales to local publishers rather than direct sales made by PEP.  Since the State Ministry of Education has mandated the increase of licensing sales vs. direct sales to local publishers, PEP had increased its licensing sales revenues.  The Company expects this trend to continue but it does not have any control over PEP’s attempt to enter into licensing sales vs. direct sales with additional local publishers.

In 2009, Lingo Media started earning advertising and sponsorship revenue, as well as training revenue.  Its results are as follows:

	2009	2008	2007
Revenue	$370,702	Nil	Nil
Cost of sales	70,429	Nil	Nil
Margin	$300,273	Nil	Nil
Margin (%)	81%	Nil	Nil

Lingo Media revenue from the sale of early childhood development program through its 70.33% owned subsidiary, A+ and results from operations are as follows:

	2009	2008	2007
Revenue	Nil	$2,575,559	$3,124,731
Cost of sales	Nil	581,555	645,510
Margin	Nil	$1,994,004	$2,481,141
Margin (%)		77%	79%

As part of its restructuring, A+ discontinued its operations in Canada and these revenues and related expenses are reported as discontinued operations.

Selling, General and Administrative

Selling, general and administrative expenses increased to $2,231,971 for the year ended December 31, 2009 compare to $2,127,726 for fiscal year 2008 and $946,307 for fiscal year 2007.  This increase was largely due to the expanded operations of Online English language learning services.  As the product development process advanced, the Company began to establish a sales team in China.   Selling, general and administrative expenses for the two segments are segregated below:

Online English Language Learning
As Speak2Me launched their products, selling general and administrative expenses directly related to online English language learning increased to $556,284 for the fiscal year 2009 compared to $490,160 for fiscal year 2008 and $358,948 for fiscal year 2007.  Expenditures in areas such as sales and marketing, travel and administration began to increase.  Administration expenses increased as a result of the increase in the number of employees.  Professional fees also increased as legal fees related to contracts and agreements increased.  Selling general and administrative expenses directly related to online English language learning are as follows:

Online ELL	2009	2008	2007
Sales and marketing	$273,675	$39,737	$4,281
Consulting fees and salaries	101,115	234,357	251,164
Travel	39,126	45,844	26,689
Administration	60,583	82,453	29,698
Premises	26,100	25,467	10,000
Professional fees	50,106	51,111	41,185
Foreign exchange	5,579	11,190	(4,068)
	$556,284	$490,160	$358,948

Print-Based English Language Learning

Selling general and administrative expenses for fiscal year 2009 was $1,678,089 compared to $1,637,567 in fiscal year 2008 and $587,359 for fiscal year 2007.  Consulting fees for the publishing segment consists of contracted writers and editors to update and make revisions to its existing print and audio-based product components to maintain and secure additional sales from its customers.  It also includes personnel expenses on the development of new business within China.  Consulting fees increased to $981,204 from $953,541 in fiscal year 2009 as a result of added staff in the Toronto Head Office and Beijing offices.  Currently, overhead including salaries and executive compensation from the corporate head office are combined as part of the expenses in the print-based publishing business.  The overall activity level within the Company has increased significantly, leading to additional spending  on public relations, legal fees, and higher audit fees. Below is the breakdown of the print-based ELL general and administration fees:

Print-Based ELL	2009	2008	2007
Advertising and promotion	$-	$-	$13,516
Consulting fees and salaries	981,204	953,541	355,784
Travel	144,750	72,483	64,975
Administration	123,209	172,083	170,971
Premises	47,451	91,113	108,145
Foreign exchange	150,351	149,033	(99,436)
Shareholder services	135,288	54,877	45,406
Professional fees	191,595	209,866	92,542
	1,773,848	1,702,997	751,904
Grants	(95,759)	(65,430)	(164,545)
	$1,678,089	$1,637,567	$587,359

For 2008 and 2007, selling, general and administrative expenses related to A+ have been reallocated and reported as discontinued operations.

Government Grants

Lingo Media makes applications to the Canadian government for various types of grants to support its publishing and international marketing activities. Each year, the amount of any grant may vary depending on certain eligibility criteria (including prior year revenues) and the monies available to the pool of eligible candidates.

These government grants are recorded as a reduction of general and administrative expenses to offset direct costs funded by the grant. During the year, the Company recorded $95,759 of such grants.  Certain government grants are repayable in the event the Company's annual net income for each of the previous two years exceeds 15% of revenue and at such time a liability would be recorded. During the year, the conditions for the repayment of government grants were not met and no liability was recorded.

During 2008, Lingo Media was audited by a government grant agency and was assessed with a repayment of $115,075.  The Company believes this claim is unjust and is vigorously disputing the assessment.  At the end of the year, a provision of $45,000 has been recorded in general and administrative expenses.  While the Company is in contact with the government agency, the dispute is ongoing and there are no further updates at this time.

While the Company will continue to apply for various government grants to fund its ongoing development and market expansion, there can be no assurance the Company will be successful in obtaining these grants in the future, that the Company will meet the eligibility requirements for the grants or that the programs will still be offered.

Foreign Exchange

Included in general and administrative expenses is a foreign exchange loss of approximately $158,546 as compared to a loss of approximately $160,223 in fiscal 2008, relating to the Company's currency risk through its activities denominated in foreign currencies as the Company is exposed to foreign exchange risk as a significant portion of its revenue and expenses are denominated in US Dollars, New Taiwanese Dollars and Chinese Renminbi.

Discontinued Operations

On December 23, 2008, A+ filed a Notice of Intent to file a Proposal.  In 2008, the Company wrote-down the carrying value of A+, resulting in a gain of $367,293 (2008 - $1,571,369, 2007 - $292,848) to earnings, included in the write-down was $NIL (2008 - $274,852, 2007 - $NIL) in future income tax assets related to it’s A+ subsidiary.

All comparative figures have been adjusted to exclude results from the discontinued operations.  The net assets of A+ were presented as assets and liabilities of the discontinued operations at their carrying value.

Net Loss from Continuing Operations

Net loss from continuing operations for the Company was $(2,959,145) for the year ended December 31, 2009 as compared to $(2,311,474) in 2008 and $(632,192) in 2007.  These losses can be attributed to the two operating segments as shown below:

	2009	2008	2007
Online ELL
Revenue	$370,702	$-	$-
Direct costs	70,429	-	-
Margin	300,273	-	-

Expenses:
General and administrative	556,284	490,160	358,948
Amortization of property and equipment	6,684	12,485	2,976
Amortization of software & web development	1,395,736	-	-
Income taxes and other taxes	12,852	-	-
	1,971,556	502,645	361,924

Segment loss – Online ELL	(1,671,283)	$(502,645)	$(361,924)

Print-Based ELL
Revenue	1,095,994	969,128	879,626
Direct costs	74,565	126,329	113,317
Margin	1,021,429	842,799	766,309

Expenses:
General and administrative	1,678,089	1,637,567	587,359
Inventory write-off	-	15,618	-
Development cost write-down	-	27,915	28,184
Amortization of property and equipment	1,357	3,236	4,025
Amortization of publishing development costs	87,346	128,478	99,805
Income taxes and other taxes	164,399	145,018	127,267
	1,931,191	1,957,832	846,640

Other:
Amortization of property and equipment	8,432	5,522	6,464
Interest and other financial expenses	10,564	95,544	27,077
Stock-based compensation	359,004	252,792	156,395
Deferred cost, investment write-off	-	339,939	-
	378,000	693,797	189,936

Segment loss – Print-Based ELL	(1,287,762)	(1,808,829)	(270,267)

Net loss from continuing operations	$(2,959,145)	$(2,311,474)	$(632,191)

During the year, the Company continued to invest in its product development and prepared for the launch of its fee-based online training and assessment service.  Majority of its expense consist of selling, general and administrative expenses detailed in the selling, general and administrative section above. The costs of software and content development were capitalized as software and web development costs on the Balance Sheet and began amortization in the second quarter of 2009.

Print-Based English language learning has been operating with significant gross margin.  Its expenses include selling, general and administrative, amortization expenses and income taxes and other taxes.  The significant increase in general and administration is due to the increase in spending from the corporate office in respect to Speak2Me and Parlo.  Currently, corporate overhead, salaries and executive compensation are included as part of print-based English language learning expense.

Stock-Based Compensation

The Company amortizes stock-based compensation with a corresponding increase to the contributed surplus account. During 2009, the Company recorded an expense of $359,004 compared to $252,792 during 2008. The increase in this expense is primarily due to additional stock option issued and vested in the year.

Deferred Costs, Investment Write-off

In June 2005, the Company signed a definitive Joint Venture Agreement (“JV Agreement”) with Sanlong Cultural Communication Co. Ltd. (“Sanlong”). The joint venture company was known as Hebei Jintu Education Book Co. Ltd. (“Jintu”). The Company has incurred and advanced a total of $339,939 to the joint venture. The Company intended to utilize the sales channel of Jintu to localize and distribute product of A+. Since A+ has filed a Proposal (Note 10), the Company has written-off its investment in the joint venture.

Net Loss

The Company reported a net loss of ($2,591,852) for the year ended December 31, 2009, as compared to a net loss of ($3,882,843) in 2008.   The loss for 2009 is comprised of the following:

	2009	2008	2007
Operating loss	$(2,959,145)	$(2,311,474)	$(632,192)
Gain/(Loss) from the operations of A+	367,293	(1,571,369)	(632,192)
Write off of goodwill from the acquisition of A+	-	(1,121,131)	-
Net Loss	$(2,591,852)	$(3,882,843)	$(925,040)

The Company incurred taxes of $179,751 for the year ended December 31, 2009 compared to $145,018 in 2008.

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

Stock-Based Compensation

The Company amortizes stock-based compensation with a corresponding increase to the contributed surplus account. During 2008, the Company recorded an expense of $252,792 compared to $156,395 during 2007. This increase is primarily due to the issuance of new options in 2008 and it also has a full year effect of the option granted in 2007.

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

5.B Liquidity and Capital Resources

Fiscal Year Ended December 31, 2009

Liquidity and Capital Resources

As at December 31, 2009, the Company had cash and cash equivalents of $201,451 compared to $2,279,937 at the end of 2008.  This decrease resulted from the loss of $2.5 million and an investment of $920,000 for the development of our software and web products.  Accounts and grants receivable of $569,571 were outstanding at the end of 2009 compared to $642,543 at the end of 2008 as the Company collected its receivables faster than in 2008.  93% of the receivables are from PEP, their collection cycle is normally 180 days, and the Company is aware of the collection cycle and as such it does not anticipate an effect on its liquidity.  Total current assets amounted to $847,976 (2008 - $3,117,249) with current liabilities of $723,113 (2008 - $1,321,411) resulting in a working capital of $124,863 (2008 - working capital of $1,795,836).

Cash used for discontinued operation was ($332,700) at the end of 2009 compared to cash provided by discontinued operations was $10,657 for the year ended 2008; this decrease was a result of the payments made to facilitate the Proposal.  This Proposal was filed and approved by creditors of A+ on March 27, 2009 which significantly reduced the liability from the operation.

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

Government grants received during the year were $95,759 compared to $110,430 during 2008, this amount includes a one-time reduction of $45,000 based on anticipated adjustment for a prior period grant.  During 2008, the Company was audited by a government grant agency and was assessed with a repayment amount of $115,075.  The Company believes their claim is unjust and is vigorously disputing the assessment.  At the end of the year, a provision of $45,000 has been recorded in general and administrative expense.

The Company plans on raising additional equity through private placement financings, as the capital markets permit, in an effort to finance its growth plans for the China market in addition to financing expansion into international markets.  The Company has been successful in raising sufficient working capital in the past.

The Company has incurred significant losses over the years.  This raises significant doubt about the Company’s ability to continue as a going concern.  The ability of the Company to continue as a going concern is dependent upon raising additional financing through the issuance of equity, debt financing, sales contracts and distribution agreements.  The outcome of these matters is partially dependent on factors outside of the Company’s control.

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

Government grants received during the year were $110,430 compared to $164,545 during 2007, this amount includes a one time reduction of $45,000 based on anticipated adjustment for a prior period grant.  During 2008, the Company was audited by a government grant agency and was assessed with a repayment amount of $115,075.  The Company believes their claim is unjust and is vigorously disputing the assessment.  At the end of the year, a provision of $45,000 has been recorded in general and administrative expense.

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

If United States GAAP were employed, the loss in each year would be adjusted as follows:

Expressed in Canadian Dollars

	2009	2008	2007
Loss for the year - Canadian GAAP	$(1,466,184)	$(3,882,843)	$(925,040)
Impact of US GAAP and adjustments:
Amortization of development costs(a)	89,375	128,478	99,805
Amortization of software and web development costs	1,395,736
Development cost write-off (a)	-	(218,795)	-
Deferred cost write-off (b)	-	157,419	-
Deferred cost expense (b)	-	-	-
Software and web development cost (c)	(922,322)	(880,846)	(4,352,341)
Loss for the year - United States GAAP	$(2,028,973)	$(4,696,587)	$(5,177,576)

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

The following table reconciles the numerators and denominators of the basic and diluted earnings per share under U.S. GAAP as required by SFAS 128:

Expressed in Canadian Dollars

	2009	2008	2007
Numerator for basic and diluted income (loss) per share:
Income (loss) – US GAAP	(2,028,973)	(4,696,587)	(5,177,576)
Denominator for basic and diluted (loss) per share:
Weighted average common shares	12,460,930	10,426,861	5,655,792
Basic and diluted loss per share – US GAAP	$(0.16)	$(0.45)	$(0.92)

5.E Research and Development

During the years ended December 31, 2009 and 2008, respectively, the Company expended $4,757,807 and $5,344,704 on research and development, under the categories of “development costs”, “software and web development costs” and “deferred costs”.  These expenditures in 2009 and 2008 were primarily directed at developing the Speak2Me and Parlo products for the China market.

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

5.F Tabular disclosure of contractual obligations

Our obligations as of December 31, 2009, were as follows:

Expressed in Canadian Dollars

Obligation	Expiring	Balance
Equipment Lease	July 31, 2012	$ 37,861
Rent in Canada	February 28, 2011	$ 208,482

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 6
Directors and Senior Management
April 30, 2010

Name	Position	Age	Date of First Election or Appointment
Michael P. Kraft	President/CEO/Director	46	November 1996
Khurram R. Qureshi	CFO/Secretary/Treasurer	47	April 1997
Scott Remborg	Director	60	July 2000
Ashraf Halim	Director	44	October 2008
Nereida Flannery	Director	38	June 2005
Ashesh Shah	Director	41	October 2008
Sanjay Joshi	Director	37	October 2007
Anthony Lacavera	Director	35	April 2008
Michael O’Connor	Director	43	March 2010

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

Sanjay Joshi is a partner with Ogilvy Renault LLP in Toronto and practices corporate and securities law, with an emphasis on financing transactions. He obtained his LL.B. degree from Queen's University in 1999. Mr. Joshi represents agents and issuers active in the Canadian and US public markets. He advises Canadian investment dealers, limited market dealers and merchant banks as well as listed issuers in the natural resource, new-media and telecommunications sectors. Mr. Joshi sits on the board, and is Chair of the Audit Committee, for numerous companies, both public and private. He is called to the Bar in Ontario and British Columbia.

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

Michael O’Connor has twenty years experience in economics, finance and mergers and acquisitions in telecommunications and transportation. He began his career at the Economic Council of Canada/School of Policy Studies Queens University conducting studies of Government’s Impact on Competitiveness in these two sectors.  In 2008 as Orascom Telecom’s representative in Canada, Mr. O’Connor led the efforts in the auction for nationwide AWS spectrum. These efforts culminated in the largest and most expansive award of spectrum across Canada following payment of $442 million. The operation launched in late 2009 across two major urban centers in Canada.

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

Summary Compensation Table
Expressed in Canadian Dollars

	ANNUAL COMPENSATION				LONG-TERM COMPENSATION
					Awards		Payouts
(NEO) Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation(1) ($)	Securities Under Options/ SARs Granted(2) (#)	Restricted Shares or Restricted Share Units ($)	LTIP(3) Payouts ($)	All Other Compen- sation ($)
Michael P. Kraft (4) President & CEO	2009 2008 2007	180,000 180,000 120,000	Nil Nil Nil	Nil Nil Nil	Nil Nil 142,857	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Khurram R. Qureshi Chief Financial Officer	2009 2008 2007	72,000 101,750 42,942	Nil Nil Nil	Nil Nil Nil	Nil Nil 71,429	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

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

(4)	Paid, to MPK Inc., a company controlled by Mr. Kraft. See “Management Agreement".

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

Stock Options.  The Company grants stock options to Directors, Senior Management and employees; refer to ITEM #6.E., "Share Ownership, Stock Options”.

Director Compensation.  The non-management directors of the Company are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director.  Other than indicated below no Director received any compensation for his services as a Director, including committee participation and/or special assignments.

Change of Control Remuneration.  The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2009 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Executive Officer.

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

Pension/Retirement Benefits.  No funds were set aside or accrued by the Company during Fiscal 2009 to provide pension, retirement or similar benefits for Directors or Executive Officers.

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

6.C.2. Termination benefits

Not applicable

6.C.3.  Board of Director Committees.

The Company has three committees: Audit Committee, Compensation Committee and Corporate Governance Committee.

The Audit Committee recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.  The current members of the Audit Committee are Scott Remborg, Michael P. Kraft and Sanjay Joshi.

The Compensation Committee establishes and modifies compensation and incentive plans and programs, and reviews and approves compensation and awards under compensation and incentive plans and programs for elected officers of the Company. The current members of the Compensation Committee are Anthony Lacavera and Ashesh Shah.

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

6.E.  Share Ownership

Table No. 7 lists, as of April 30, 2010, Directors and Executive Officers who beneficially own the Company's voting securities and the amount of the Company's voting securities owned by the Directors and Executive Officers as a group.  Table No. 7 includes all persons/companies where the Company is aware that they have 5% or greater beneficial interest in the Company’s securities.

Table No. 7
Shareholdings of Directors and Executive Officers
Shareholdings of 5% Shareholders

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)		Percent of Class
Common	Michael P. Kraft(2)(4)	867,654	(5)	6.96%
Common	Scott Remborg(2)	154,372	(6)	1.24%
Common	Khurram Qureshi	129,490	(9)	1.04%
Common	Ashraf Halim	[nil]
Common	Nereida Flannery	[nil]	(7)	*
Common	Ashesh Shah(3)	3,000	(8)	*
Common	Sanjay Joshi(2)(4)	[nil]	(11)	*
Common	Anthony Lacavera(3)	410,260	(10)	3.29%
Common	Gali Bar-Ziv	5,000
Common	Michael O’Connor	[nil]		*
Common	Orascom Telecom Holding SAE	2,857,143		22.92%
As a group (11 parties)		4,426,919		35.51%

*  Less than 1%.

(1)	The information as to voting securities beneficially owned, controlled or directed, not being within the knowledge of the Company, has been furnished by the respective individuals.

(2)	Member of the Audit Committee.

(3)	Member of the Compensation Committee.

(4)	Member of the Corporate Governance Committee.

(5)
Of such shares, 71,636 are held in Mr. Kraft's RRSP, and 725,304 are held by Buckingham Group Limited, a company controlled by Mr. Kraft.  Mr. Kraft also holds options to purchase up to an additional 142,857 common shares of the Company.

(6)	Of such shares, 3,428 are held in Mr. Remborg's RRSP account. Mr. Remborg also holds options to purchase up to an additional 62,893 common shares of the Company.

(7)	Ms. Flannery also holds options to purchase up to an additional 62,893 common shares of the Company.

(8)	Ashesh Shah also holds options to purchase up to an additional 22,500 common shares of the Company.

(9)
Of such shares, 38,606 shares are held in his wife’s RRSP, 9,819 in his wife’s name and 7,750 are held in Mr. Qureshi’s RRSP.  Mr. Qureshi also holds options to purchase up to an additional 52,486 common shares of the Company.

(10)
Of such shares, 27,040 are held in Mr. Lacavera’s RRSP, 274,820 shares are held in 425243Ontario Inc. and 108,400 in AAL Telecom Holdings Inc., both wholly owned holding companies of Mr. Lacavera.  Mr. Lacavera also holds options to purchase up to an additional 30,000 common shares of the Company.

(11)	Sanjay Joshi also holds options to purchase up to an additional 33,250 common shares of the Company.

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

Currently, the 2005 Plan provides that the maximum aggregate number of shares reserved for issuance and which could be purchased upon the exercise of all options granted thereunder could not exceed 2,491,520, which number represents approximately 20% of the issued and outstanding common shares of the Company as at the Company’s last Annual and Special Meeting held on August 18, 2009.

As of the date hereof, options to purchase an aggregate of 981,962 common shares are outstanding under the 2005 Plan.

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in the Table below as of April 30, 2010, as well as the number of options granted to Directors and officers as a group.

Stock Options Outstanding
Expressed in Canadian Dollars

Name	Common Stock	Exercise Price	Grant Date	Expiration Date
Khurram Qureshi	52,486	$0.70	2/14/07	2/14/12
Michael Kraft	142,857	$0.70	2/14/07	2/14/12
Nereida Flannery	10,714	$1.47	10/17/05	10/17/10
Nereida Flannery	21,429	$0.84	5/22/07	5/22/12
Nereida Flannery	30,750	$1.75	05/01/09	05/01/14
Scott Remborg	10,714	$1.47	10/17/05	10/17/10
Scott Remborg	21,429	$0.84	5/22/07	5/22/12
Scott Remborg	30,750	$1.75	05/01/09	05/01/14
Sanjay Joshi	33,250	$1.75	05/01/09	05/01/14
Anthony Lacavera	30,000	$1.75	05/01/09	05/01/14
Ashesh Shah	22,500	$1.75	05/01/09	05/01/14
Total Officers/Directors 406,879

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders.

7.A.1.a.  Holdings By Major Shareholders.

Refer to ITEM #6.E. and Table No. 7. Other than those shareholders set forth in Table No.7, there are no shareholders who hold more than 5% of the Company's shares.

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings.

There were no significant changes in major shareholders’ holdings.

7.A.2.  Canadian Share Ownership. On March 31, 2010, the Company’s registered shareholders’ list showed 12,465,857 common shares outstanding with 30 registered shareholders, with 8,912,275 owned by 20 shareholders residing in Canada, 156,424 shares owned by 4 registered shareholders in US and 3,397,158 shares owned by 6 foreign registered shareholders.

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

From January 2008 through October 2008, LMK Inc., a company controlled by the wife of Michael P. Kraft, loaned the Company an aggregate of $60,000. These loans bore interest at 12% per annum.  These loans were repaid in full in the first quarter of 2009.

Other than as disclosed above, there have been no transactions since December 31, 2009, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

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

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit reports of Collins Barrow Toronto LLP, Chartered Accountants, Meyers, Norris Penny, LLP and Mintz & Partners LLP are included herein immediately preceding the financial statements and schedules.

Audited Financial Statements
for Fiscal 2009 and Fiscal 2008

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

Table No. 9
TSX Venture Exchange
 Common Shares Trading Activity

Period	Sales -- Canadian Dollars
Ended	Volume	High	Low	Close

Monthly
April 2010	452,600	0.75	0.50	0.68
March 2010	511,506	0.98	0.59	0.75
February 2010	465,148	1.15	0.90	0.99
January 2010	918,248	1.58	1.00	1.07
December 2009	526,435	1.04	0.80	1.04
November 2009	58,636	0.99	0.75	0.96
October 2009	148,087	1.05	0.81	0.95
September 2009	62,872	1.10	0.85	1.05
August 2009	48,954	1.18	0.90	1.10
July 2009	43,361	1.20	0.90	1.15
June 2009	59,529	1.19	0.99	1.20
May 2009	113,835	1.43	0.91	1.05

Quarterly
03/31/2010	1,894,902	1.24	0.83	0.75
12/31/2009	733,158	1.05	0.75	1.04
09/31/2009	155,187	1.20	0.85	1.05
06/30/2009	323,870	1.43	0.66	1.20
03/31/2009	245,300	1.05	0.62	0.90
12/31/2008	361,125	1.71	0.55	1.19
09/30/2008	447,358	1.92	1.36	1.70
06/30/2008	542,301	2.20	1.62	1.85
3/31/2008	463,600	1.83	0.85	1.81
12/31/2007	161,557	1.39	1.19	1.19
9/30/2007	401,886	1.40	1.05	1.19
6/30/2007	294,400	1.19	0.84	1.05
3/31/2007	72,291	1.155	0.63	0.875
12/31/2006	128,088	1.365	0.70	1.155
9/30/2006	123,945	1.47	0.84	1.365
6/30/2006	187,668	1.12	0.49	1.05
3/31/2006	226,664	1.33	0.77	1.05

Yearly
12/31/2009	1,457,515	1.43	0.62	1.04
12/31/2008	1,494,984	2.20	0.55	1.19
12/31/2007	930,134	1.50	0.63	1.19
12/31/2006	666,365	1.47	0.49	1.155
12/31/2005	697,765	2.275	0.77	1.19
12/31/2004	1,497,789	2.03	1.89	1.96

The Company's shares became quoted for trading on the OTC Bulletin Board on January 22, 2004.

The table No.10 lists the volume of trading and high, low and closing sales prices on the OTC Bulletin Board for the Company's common shares for the last 12 months, the last twelve fiscal quarters; and since commencement of trading.

Table No. 10
OTC Bulletin Board
 Common Shares Trading Activity

Period	Sales -- US Dollars
Ended	Volume	High	Low	Close

Monthly
April 2010	11,300	0.74	0.59	0.59
March 2010	68,900	0.94	0.67	0.68
February 2010	94,600	1.00	0.85	0.85
January 2010	254,800	1.52	0.92	0.96
December 2009	341,700	1.0	0.81	1.00
November 2009	1,500	0.96	0.70	0.93
October 2009	11,800	0.99	0.82	0.96
September 2009	7,900	1.15	0.70	0.99
August 2009	2,500	1.09	0.70	0.70
July 2009	3,800	1.10	0.75	1.09
June 2009	33,300	1.05	0.85	1.05
May 2009	20,300	1.01	0.55	1.02

Quarterly
03/31/2010	418,300	1.52	0.67	0.68
12/31/2009	355,000	1.00	0.70	1.00
09/30/2009	14,200	1.15	0.70	0.99
06/30/2009	64,100	1.05	0.51	1.05
03/31/2009	20,600	1.24	0.60	0.90
12/31/2008	67,041	1.58	0.61	1.24
09/30/2008	278,741	1.85	1.30	1.85
06/30/2008	58,200	2.00	1.00	1.85
3/31/2008	144,200	1.79	0.71	1.79
12/31/2007	37,089	1.40	0.77	1.22
9/30/2007	62,944	1.40	0.77	1.33
6/30/2007	78,952	1.19	0.70	0.91
3/31/2007	47689	2.10	0.35	0.84
12/31/2006	76626	4.06	0.63	1.176
9/30/2006	128421	2.66	0.63	1.288
6/30/2006	143740	1.19	0.41	1.01
3/31/2006	144133	1.33	0.7	0.91

Yearly
12/31/2009	453,900	1.24	0.51	1.00
12/31/2008	867,582	2.00	0.61	1.24
12/31/2007	245,718	1.40	0.21	1.22
12/31/2006	492,923	5.80	0.406	1.176
12/31/2005	219,321	1.89	0.525	0.805
12/31/2004	778,080	3.57	0.84	1.61

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
d.  Certain reorganizations of the corporation and alterations of share capital;e.  Increasing or decreasing the number of directors or the minimum or maximum number of directors;f.  Any amendment to its articles regarding constraining the issue or transfer of shares to persons who are not resident Canadians; and
g.  Dissolution of the corporation.

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

Not Applicable

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

	RMB	USD	USD	USD	USD
		At 12/31/09	- 5%	- 10%	- 15%
Year-end exchange rate for 1 RMB to USD		0.1533	0.1456	0.1380	0.1303
Annual co-publishing revenue from China	6,566,387	1,006,621	956,289	905,958	855,627
Accounts receivable	3,438,957	527,189	500,829	474,470	448,110

	USD	CAD	CAD	CAD	CAD
		Year 2009	+ 5%	- 5%	- 10%
Average annual exchange rate for 1 USD to CAD		1.1400	1.1970	1.0830	1.0260
Annual co-publishing revenue from China	961,398	1,095,994	1,150,793	1,041,194	986,394

	USD	CAD	CAD	CAD	CAD
		At 12/31/09	+ 5%	- 5%	- 10%
Year-end exchange rate for 1 USD to CAD		1.0510	1.1036	0.9985	0.9459
Cash	72,204	75,886	79,681	72,092	68,298
Accounts receivable	527,189	554,075	581,779	526,372	498,668
Accounts payable	53,963	56,715	59,551	53,879	51,044

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

Changes in Accounting Policies Including Initial Adoption

Effective January 1, 2009, the Company has adopted the following Sections issued or amended by the CICA:

Section 3064, Goodwill and Intangible Assets
EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities
Section 3862 to provide improvements to fair value and liquidity risk disclosures

Adoption of these new accounting standards has no material impact on the amounts reported in the Company’s financial statements as most of them relate primarily to disclosure.

Adoption of International Financial Reporting Standards

The Canadian Accounting Standards Board has confirmed January 1, 2011 as the changeover date for Canadian publicly accountable enterprises to start using International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences in recognition, measurement and disclosures.

As a result, the Corporation has developed a plan to convert its consolidated financial statements to IFRS.  Updates regarding the progress of the conversion plan are provided to the Corporation’s Audit Committee on a timely basis.  The plan addresses the impact of IFRS on accounting policies and implementation decisions, infrastructure, business activities and control activities. A summary status of the key elements of the changeover plan includes identification of differences in Canadian GAAP and IFRS accounting policies; selection of the Corporation’s ongoing IFRS policies; development of financial statement format and quantification of effects of change in initial IFRS disclosures and 2010 financial statements.

Policies and Procedures

The Company did not maintain a complete set of policies and procedures governing decision and authorization processes. As such, reliance was placed on management’s substantive review of period end balances, transactions recorded in each period, scrutiny of business activity and centralized cash management to detect errors and ensure the financial statements do not contain material misstatements. The Company assigned dedicated staff to formulate a plan, using a generally recognized framework, to document key processes and controls, and initiated the creation of a comprehensive set of policies and procedures. The completion of documentation and implementation of the initiative will continue in 2010.

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

During 2009, the Company enhanced internal controls over financial reporting by introducing the following additional changes:

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

The financial statements as required under ITEM #17 are attached hereto as exhibits.  The audit reports of Collins Barrow Toronto LLP are included herein immediately preceding the financial statements and schedules.

Audited Financial Statements
Auditor's Report, dated April 26, 2010
Consolidated Balance Sheets at December 31, 2009 and December 31, 2008
Consolidated Statements of Operations and Deficit for the years ended December 31, 2009, December 31, 2008 and December 31, 2007
Consolidated Statements of Cash Flows for the years ended December 31, 2009, December 31, 2008 and December 31, 2007
Notes to Financial Statements

ITEM 18.  FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM #17.

ITEM 19.  EXHIBITS

12.1. Certificate of the CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2. Certificate of the CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1  Certificate of the CEO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2  Certificate of the CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINGO MEDIA CORPORATION

By: /s/ “Michael P. Kraft”
Michael P. Kraft President and Chief Executive Officer

By: /s/ “Khurram R. Qureshi”
Khurram R. Qureshi Chief Financial Officer
May 4, 2010