Form 20-F
period 2010-12-31
LINGO MEDIA CORP
filed 2011-07-18
CIK 1177167

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
Common Shares, without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.                                                            13,949,189

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
Item 17 XXX   Item 18 ___

LINGO MEDIA CORPORATION
FORM 20-F ANNUAL REPORT
TABLE OF CONTENTS

PART I

PART II

Item 13.	Default, Dividend Arrearages and Delinquencies	75
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	75
Item 15.	Controls and Procedures	75
Item 16.	Reserved.	77

PART III

Item 17.	Financial Statements	77
Item 18.	Financial Statements.	77
Item 19.	Exhibits	77

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable

Item 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

3.A.2.  Selected Financial Data

Our financial statements are reported in Canadian Dollars and presented in accordance with Canadian generally accepted accounting principles and reconciled to U.S. generally accepted accounting principles (“GAAP”) in the footnotes, for the fiscal years ended December 31, 2010, December 31, 2009, December 31, 2008, December 31, 2007 and December 31, 2006. The financial statements for the fiscal year ended December 31, 2006 have been audited by Mintz & Partners LLP. Meyers, Norris, Penny LLP audited December 31, 2007 financial statements and Collins Barrow Toronto LLP audited December 31, 2008,, December 31, 2009 and December 31, 2010 financial statements.

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

Table No. 3
Selected Financial Data
Expressed in Canadian Dollars
(CDN$ in 000’s, except per share data)

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	12/31/10	12/31/09	12/31/08	12/31/07	12/31/06

Revenue from continuing operations	$1,985	1,467	$969	880	894
Gross Profit from continuing operations	$1,867	1,322	$843	766	761
Net Loss from continuing operations	$(3,679)	(2,959)	(2,311)	(632)	(691)
Revenue from discontinued operations	$-	-	2,576	3125	680
Net Loss from discontinuing operations	$-	367	(1,571)	(293)	(58)

(Loss) per Share from continuing operations	$(0.28)	(0.24)	(0.22)	(0.11)	(0.17)
(Loss) per Share from discontinuing operations	$-	0.03	$(0.15)	(0.05)	(0.01)

Dividends per Share	$0.00	0.00	0.00	0.00	0.00

Weighted Avg. Shares	13,277	12,461	10,427	5,656	4,060
Period-end Shares outstanding	13,949	12,466	12,458	9,582	4,694

Working Capital	$(1,965)	125	1,796	208	(347)
Long-Term Debt/Loans Payable	$764	-	-	203	348
Shareholders’ Equity	$1,716	4,415	6,640	5,886	1,376
Total Assets	$5,701	5,703	8,527	8,162	2,884
US GAAP Income (Loss)	$(1,747)	(2,029)	(4,697)	(5,178)	(633)
US GAAP Basic Loss per Share	$(0.13)	(0.16)	(0.45)	(0.92)	(0.16)

US GAAP Equity (Deficit)	$(1,133)	(367)	1,296	1,355	1,098
US GAAP Total Assets	$2,851	921	3,182	3,631	2,606

(1)  Cumulative Net Loss since incorporation under US GAAP has been ($18,148,741).
(2)  a) Under US GAAP, development costs of new businesses are expensed as incurred:
        2010-$Nil, 2009-$nil 2008-($218,795), 2007-$nil, and 2006-$nil.
      b) Under US GAAP, development costs amortized under Canadian GAAP would be reversed to calculate Loss per Share: 2010-$15,211, 2009-$89,375, 2008 – $128,478, 2007 – $99,805, and 2006 – $156,648.
      c) Under US GAAP, software and web development costs are expensed as incurred:
        2010-$312,745, 2009-$922,232, 2008-$880,846, 2007-$4,352,341, and 2006-$nil.
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

Table No. 4
U.S. Dollar/Canadian Dollar

	Average	High	Low	Close
Apr-11	0.96	0.9691	0.9486	0.9486
Mar-11	0.9766	0.9918	0.9686	0.9718
Feb-11	0.9876	0.9955	0.9739	0.9739
Jan-11	0.9938	1.0022	0.9862	1.0022
Dec-10	1.0078	1.0178	0.9946	0.9946
Nov-10	1.0128	1.0264	1.0013	1.0264
Oct-10	1.0179	1.032	1.003	1.0188
Sep-10	1.0031	1.052	1.0222	1.0298
Aug-10	1.0412	1.0642	1.0158	1.0639
Jul-10	1.0425	1.066	1.0284	1.029
Jun-10	1.0378	1.0199	1.0606	1.0606
May-10	1.0396	1.0778	1.0134	1.0462

Fiscal Yr Ended Dec. 31, 2010	1.0295	1.0778	0.9946	0.9946
Fiscal Yr Ended Dec. 31, 2009	1.0839	1.3001	0.9961	1.0264
Fiscal Yr Ended Dec. 31, 2008	1.0592	1.2968	0.9719	1.2246
Fiscal Yr Ended Dec. 31, 2007	1.0697	1.1853	0.917	0.9881
Fiscal Yr Ended Dec. 31, 2006	1.1338	1.1726	1.099	1.1653

3.B.  Capitalization and Indebtedness

Not applicable

3.D.  Risk Factors

The Company is subject to a number of risks and uncertainties.

Lingo Media is a diversified online and print-based education products and services company focused on English language learning ("ELL") on an international scale through its four distinct business units.  ELL Technologies Limited (“ELL Technologies”) is a globally-established ELL multi-media and online training company offering institutional, corporate, and retail solutions.  Parlo Corporation (“Parlo”) is a fee-based online ELL training and assessment service.  Speak2Me Inc. (“Speak2Me”) is a free-to-consumer advertising-based online ELL service in China, and Lingo Learning Inc. (“Lingo Learning”) is a print-based publisher of ELL programs in China.

As of December 31, 2010, the Company operated three distinct business segments as follows:

Social Learning

The Company provides online English language learning and training services that are offered across a number of verticals.

Through its free-to-consumer www.speak2me.cn website, the Company operates one of the leading online English language learning community in China that includes a unique social-networking infrastructure. This website incorporates its proven pedagogy with fun, interactive lesson modules to address the rapidly growing need for spoken English in China and abroad. Speak2Me's platform uses speech recognition technology to teach spoken English online through more than 350 targeted lessons that engage users in interactive conversations with a virtual instructor. The www.speak2me.cn website generates its revenue from traditional digital advertising, as well as, its patent-pending Conversational Advertising™ platform. Conversational Advertising™ allows an advertiser to embed its brand and message inside a lesson that engages a user for 2-3 minutes. Speak2Me has developed an application that can be implemented in leading social networking sites by integrating Conversational Advertising™ as part of the App. In addition, Speak2Me earns royalty income from its local distributor through the selling of its stand-alone English language learning CD-ROM products in China.

English Language Learning Training

To further leverage its lesson library and technology platform, the Company has expanded its online offerings to include fee-based training solutions for corporations, governments, educational institutions, and consumers.  This fee-based training service is available under the brand Parlo at www.parlo.com.  In April 2010, Lingo Media introduced an off-the-shelf product called Parlo Business English that incorporates a reporting platform in the form of a Learning Management System for HR administrators. Parlo also offers customized solutions to tailor to clients’ needs.  Parlo rebranded the original Parlo website as a consumer website that targets individual consumers internationally through a subscription model. Parlo will earn its revenues from seat licenses and subscription fees.

In May 2010, The Company acquired ELL Technologies which offers over 1,700 hours of interactive learning through a number of product offerings that include Q English, Q Business, Q Kids, and Q Traveler. ELL Technologies Limited sells in over 11 countries through a network of distributors and earns its revenues from licensing and subscription fees.

Print-Based English Language Learning

The Company continues to maintain its legacy business through its subsidiary Lingo Learning, a print-based publisher of English language learning programs in China since 2001. Lingo Learning has an established presence in China’s education market of 300 million students.  To date, it has co-published more than 385 million units from its library of more than 340 program titles in China.

Discontinued Operations

In Canada, Lingo Media through its 70.33% subsidiary A+ Child Development (Canada) Ltd. ("A+") distributed early childhood cognitive development programs.  In December 2008, A+ filed a Notice of Intent to Make a Proposal under the Bankruptcy and Insolvency Act (“Proposal”) which was later approved by A+’s creditors in March 2009 and by the Superior Court of Justice in April 2009 who issued a Certificate of Full Performance of Proposal.   A+ is currently inactive and its operating results are disclosed under discontinued operations.

The Company derives most of its revenue from doing business in China. If any of the following risks occur, our business, results of operations and financial condition would likely suffer.  In any such events, the market price of our common stock could decline and you may lose all or part of your investment in our shares of common stock.

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

We currently have one key customer in China that represents 99% (2009: 99%) of the Company’s overall revenues.

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

Create Content and Services Accepted by Users

Success is dependent upon the ability to deliver original and compelling content and services for the online English language instruction software that attract and retain users in its target market. The ability to successfully develop and produce content and services is subject to numerous uncertainties, including the ability to:

●	Anticipate and successfully respond to rapidly changing consumer tastes and preferences;
●	Fund new content development;
●	Attract and retain qualified editors, writers, producers, and technical personnel;
●	Build brand loyalty among users; and
●	Build a sense of community among users and encourage use of the interactive features on Speak2Me’s website.

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

The market price of our common shares could fluctuate substantially due to:

■ Quarterly fluctuations in operating results;
■ Announcements of new products or services by us or our competitors;
■ Technological innovations by us or our competitors;
■ General market conditions or market conditions specific to our or our customer’s industries; or
■ Changes in earning estimates or recommendations by analysts.

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

ITEM 4.  INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Introduction

Lingo Media is a diversified online and print-based education products and services company focused on English language learning ("ELL") on an international scale through its four distinct business units.  ELL Technologies Limited (“ELL Technologies”) is a globally-established ELL multi-media and online training company offering institutional, corporate, and retail solutions.  Parlo Corporation (“Parlo”) is a fee-based online ELL training and assessment service.  Speak2Me Inc. (“Speak2Me”) is a free-to-consumer advertising-based online ELL service in China, and Lingo Learning Inc. (“Lingo Learning”) is a print-based publisher of ELL programs in China.

As of December 31, 2010, the Company operated three distinct business segments as follows:

Social Learning

The Company provides online English language learning and training services that are offered across a number of verticals.

Through its free-to-consumer www.speak2me.cn website, the Company operates one of the leading online English language learning community in China that includes a unique social-networking infrastructure. This website incorporates its proven pedagogy with fun, interactive lesson modules to address the rapidly growing need for spoken English in China and abroad. Speak2Me's platform uses speech recognition technology to teach spoken English online through more than 350 targeted lessons that engage users in interactive conversations with a virtual instructor. The www.speak2me.cn website generates its revenue from traditional digital advertising, as well as, its patent-pending Conversational Advertising™ platform. Conversational Advertising™ allows an advertiser to embed its brand and message inside a lesson that engages a user for 2-3 minutes. Speak2Me has developed an application that can be implemented in leading social networking sites by integrating Conversational Advertising™ as part of the App. In addition, Speak2Me earns royalty income from its local distributor through the selling of its stand-alone English language learning CD-ROM products in China.

English Language Learning Training

To further leverage its lesson library and technology platform, the Company has expanded its online offerings to include fee-based training solutions for corporations, governments, educational institutions, and consumers.  This fee-based training service is available under the brand Parlo at www.parlo.com.  In April 2010, Lingo Media introduced an off-the-shelf product called Parlo Business English that incorporates a reporting platform in the form of a Learning Management System for HR administrators. Parlo also offers customized solutions to tailor to clients’ needs.  Parlo rebranded the original Parlo website as a consumer website that targets individual consumers internationally through a subscription model. Parlo will earn its revenues from seat licenses and subscription fees.
In May 2010, The Company acquired ELL Technologies which offers over 1,700 hours of interactive learning through a number of product offerings that include Q English, Q Business, Q Kids, and Q Traveler. ELL Technologies Limited sells in over 11 countries through a network of distributors and earns its revenues from licensing and subscription fees.

Print-Based English Language Learning

The Company continues to maintain its legacy business through its subsidiary Lingo Learning, a print-based publisher of English language learning programs in China since 2001. Lingo Learning has an established presence in China’s education market of 300 million students.  To date, it has co-published more than 385 million units from its library of more than 340 program titles in China.

Discontinued Operations

In Canada, Lingo Media through its 70.33% subsidiary A+ Child Development (Canada) Ltd. ("A+") distributed early childhood cognitive development programs.  In December 2008, A+ filed a Notice of Intent to Make a Proposal under the Bankruptcy and Insolvency Act (“Proposal”) which was later approved by A+’s creditors in March 2009 and by the Superior Court of Justice in April 2009 who issued a Certificate of Full Performance of Proposal.   A+ is currently inactive and its operating results are disclosed under discontinued operations.

The Company’s Executive Office is located at:

151 Bloor Street West
Suite 703
Toronto, Ontario, Canada M5S 1S4
Telephone:  (416) 927-7000
Facsimile:  (416) 927-1222
E-mail:  investor@lingomedia.com
Website: www.lingomedia.com

The Company’s Beijing Representative Office is located at:

Jianwai SOHO
Building 17, Suite 601
39 East 3rd Ring Road,
Dong San Huan Zhong Lu
Beijing, 100022, China

The Company’s Tel Aviv Representative Office is located at:

4 Berkovitz St.
Tel Aviv
64238 Israel

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

The Company currently has eight active subsidiaries: Lingo Learning Inc. "LLI", Lingo Media International Inc. "LMII", Speak2Me Inc. “S2M”,  Speak2Me International Inc. “S2MII”, Speak2Me (Hong Kong) Limited “S2MHK”,, Speak2Me (Beijing) “S2MBJ”,  Parlo Corporation “Parlo” and ELL Technologies Limited (“ELL Tech”).

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

Parlo was incorporated pursuant to the Business Corporations Act (Ontario) on September 24, 2009.

ELL Tech was incorporated pursuant to the Companies Acts 1985 to 1989 of England and Wales on May 23, 2005 under the name Q Group Limited. On April 29, 2010, after acquiring this wholly-owned subsidiary, its name was changed to ELL Technologies Limited.

4.B.  BUSINESS OVERVIEW

Background

Lingo Media is a diversified online and print-based education products and services company focused on English language learning ("ELL") on an international scale through its four distinct business units.  ELL Technologies Limited (“ELL Technologies”) is a globally-established ELL multi-media and online training company offering institutional, corporate, and retail solutions.  Parlo Corporation (“Parlo”) is a fee-based online ELL training and assessment service.  Speak2Me Inc. (“Speak2Me”) is a free-to-consumer advertising-based online ELL service in China, and Lingo Learning Inc. (“Lingo Learning”) is a print-based publisher of ELL programs in China.

As of December 31, 2010, the Company operated three distinct business segments as follows:

Social Learning

The Company provides online English language learning and training services that are offered across a number of verticals.

Through its free-to-consumer www.speak2me.cn website, the Company operates one of the leading online English language learning community in China that includes a unique social-networking infrastructure. This website incorporates its proven pedagogy with fun, interactive lesson modules to address the rapidly growing need for spoken English in China and abroad. Speak2Me's platform uses speech recognition technology to teach spoken English online through more than 350 targeted lessons that engage users in interactive conversations with a virtual instructor. The www.speak2me.cn website generates its revenue from traditional digital advertising, as well as, its patent-pending Conversational Advertising™ platform. Conversational Advertising™ allows an advertiser to embed its brand and message inside a lesson that engages a user for 2-3 minutes. Speak2Me has developed an application that can be implemented in leading social networking sites by integrating Conversational Advertising™ as part of the App. In addition, Speak2Me earns royalty income from its local distributor through the selling of its stand-alone English language learning CD-ROM products in China.

English Language Learning Training

To further leverage its lesson library and technology platform, the Company has expanded its online offerings to include fee-based training solutions for corporations, governments, educational institutions, and consumers.  This fee-based training service is available under the brand Parlo at www.parlo.com.  In April 2010, Lingo Media introduced an off-the-shelf product called Parlo Business English that incorporates a reporting platform in the form of a Learning Management System for HR administrators. Parlo also offers customized solutions to tailor to clients’ needs.  Parlo rebranded the original Parlo website as a consumer website that targets individual consumers internationally through a subscription model. Parlo will earn its revenues from seat licenses and subscription fees.

In May 2010, The Company acquired ELL Technologies which offers over 1,700 hours of interactive learning through a number of product offerings that include Q English, Q Business, Q Kids, and Q Traveler. ELL Technologies Limited sells in over 11 countries through a network of distributors and earns its revenues from licensing and subscription fees.

Print-Based English Language Learning

The Company continues to maintain its legacy business through its subsidiary Lingo Learning, a print-based publisher of English language learning programs in China since 2001. Lingo Learning has an established presence in China’s education market of 300 million students.  To date, it has co-published more than 385 million units from its library of more than 340 program titles in China.

Discontinued Operations

In Canada, Lingo Media through its 70.33% subsidiary A+ Child Development (Canada) Ltd. ("A+") distributed early childhood cognitive development programs.  In December 2008, A+ filed a Notice of Intent to Make a Proposal under the Bankruptcy and Insolvency Act (“Proposal”) which was later approved by A+’s creditors in March 2009 and by the Superior Court of Justice in April 2009 who issued a Certificate of Full Performance of Proposal.   A+ is currently inactive and its operating results are disclosed under discontinued operations.

Print-Based English Language Learning

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

China Publishing

Lingo Media has spent 12 years developing English as a Foreign Language (EFL), products, programs, and relationships in the Chinese market. Learning to communicate in English is seen as a top priority for Chinese school students and young adult learners. Along with learning how to use a PC, English skills are perceived as a key determinant of their future levels of prosperity. The Company’s EFL book, audio and CD-based programs are unique in that they have a special focus on the spoken language. In addition to developing learning materials, considerable resources have been expended on the development of relationships with leading Chinese publishers, both in the education and trade sectors, as well as in extensive marketing of Lingo Media’s programs.

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

Phoenix Publishing & Media Group

Phoenix Publishing & Media Group was established in September 2001. The group is engaged in publishing, printing and distribution of books, periodicals, newspapers, electronic and audiovisual products as well as printing material and copyright trade. As a result of marketing and multiple investments, it is now one of the most influential large-scale Chinese publishing and media groups. With a registered capital of 720 million RMB, it achieved a sales value of 12 billion RMB in 2009.  In 2009, the group was ranked number 398 on the list of 1000 largest Chinese enterprises and employs nearly 11,000 people.  Lingo Learning has co-published and launched Lingo College English with Yilin Press, one of the subsidiary publishing companies.

China International Publishing Group

Dolphin Books is a subsidiary of China's largest trade publishing group, China International Publishing Group (“CIPG”). CIPG develops and distributes books to Chinese retail bookstores, in addition to producing selected texts and supplemental books for the educational market. Lingo Learning co-published with CIPG the English for Hosts book and audiocassette package.  Dolphin Books publishes children’s books and distributes these books in over 180 countries.

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

Social Learning

The Company provides online English language learning and training services that are offered across a number of verticals.

Through its free-to-consumer www.speak2me.cn website, the Company operates one of the leading online English language learning community in China that includes a unique social-networking infrastructure. This website incorporates its proven pedagogy with fun, interactive lesson modules to address the rapidly growing need for spoken English in China and abroad. Speak2Me's platform uses speech recognition technology to teach spoken English online through more than 350 targeted lessons that engage users in interactive conversations with a virtual instructor. The www.speak2me.cn website generates its revenue from traditional digital advertising, as well as, its patent-pending Conversational Advertising™ platform. Conversational Advertising™ allows an advertiser to embed its brand and message inside a lesson that engages a user for 2-3 minutes. Speak2Me has developed an application that can be implemented in leading social networking sites by integrating Conversational Advertising™ as part of the App. In addition, Speak2Me earns royalty income from its local distributor through the selling of its stand-alone English language learning CD-ROM products in China.

English Language Learning Training

To further leverage its lesson library and technology platform, the Company has expanded its online offerings to include fee-based training solutions for corporations, governments, educational institutions, and consumers.  This fee-based training service is available under the brand Parlo at www.parlo.com.  In April 2010, Lingo Media introduced an off-the-shelf product called Parlo Business English that incorporates a reporting platform in the form of a Learning Management System for HR administrators. Parlo also offers customized solutions to tailor to clients’ needs.  Parlo rebranded the original Parlo website as a consumer website that targets individual consumers internationally through a subscription model. Parlo will earn its revenues from seat licenses and subscription fees.

In May 2010, The Company acquired ELL Technologies which offers over 1,700 hours of interactive learning through a number of product offerings that include Q English, Q Business, Q Kids, and Q Traveler. ELL Technologies Limited sells in over 11 countries through a network of distributors and earns its revenues from licensing and subscription fees.

United States vs. Foreign Sales/Assets

During the fiscal years ended December 31, 2010, 2009, and 2008, respectively, $Nil, $Nil, and $1,220, of sales revenue were generated in Canada.  In 2008, the Company discontinued the line of business that generated all sales in Canada.

During the fiscal years ended December 31, 2010, 2009, and 2008 respectively, no sales revenue was generated in the United States.

During the fiscal years ended December 31, 2010, 2009, and 2008 respectively, $1,311,850, $1,466,696, and $967,908 of sales revenue were generated in China.

During the fiscal years ended December 31, 2010 $673,303 of sales revenue were generated in other countries.

At December 31, 2010 and 2009 respectively, $30,907 and $18,368 of the Company’s identifiable assets are located in China, and $5,684,784 and $8,298,965 are located in Canada.

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

Research and Development, Trademarks, Licenses, and Etc.

Research and Development

During the years ended December 31, 2010, 2009, and 2008, respectively, the Company expended $4,243,090, $4,781,825, and $5,344,704, on research and development, under the categories of “development costs”, “software and web development costs” and “deferred costs”.  These expenditures were primarily directed at developing products for the China market.

Trademarks and Copyrights

The Company owns the trademarks, Lingo Media and English Lingo in Canada and China. The Company also owns certain trademarks for Speak2Me and Parlo in China and has pending trademark applications in other jurisdictions.  In addition, certain materials are copyrighted.

Employees

As of April 30, 2011, the Company has forty-one employees. None of the Company's employees are covered by collective bargaining agreements.

4.C. Organization Structure

The Company currently has eight active subsidiaries: Lingo Learning Inc. (previously Lingo Media Ltd.), Lingo Media International Inc., Speak2Me Inc., Speak2Me (Hong Kong) Limited, Speak2Me International Inc., Speak2Me Beijing, Parlo Corporation and ELL Technologies Limited. Refer to ITEM 4.  “Information on the Company, 4.A. History and Development of the Company, History and Development” for more information.

4.D.  Property and Equipment

The Company’s executive offices are located in rented premises of approximately 4,270 sq. ft. at 151 Bloor Street West, Suite 703, Toronto, Ontario, Canada M5S 1S4.  The Company began occupying these facilities, through its subsidiary Lingo Learning Inc. in March 2006.

The Company’s Beijing representative offices are located in rented premises of approximately 2,174 sq. ft. at Jianwai SOHO, Building 17, Suite 601, 39 East 3rd Ring Road, Dong San Huan Zhong Lu, Beijing, 100022, China

The Company’s Tel Aviv representative offices are located in rented premises of approximately 418 sq. meters. at 4 Berkovitz St., Tel Aviv, 64338 Israel.

The Company has office equipment, furniture and computer equipments located in these offices and for the fiscal years ended December 31, 2010, 2009, 2008, and 2007 they have a net carrying value of $62,342, $73,351, $64,839, and $73,144 respectively.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended December 31, 2010, and December 31, 2009 should be read in conjunction with the consolidated financial statements of the Company and the notes thereto.

The following discussion contains forward-looking statements that are subject to significant risks and uncertainties.  Readers should carefully review the risk factors described herein and in other documents the Company files from time to time with the Securities and Exchange Commission.

5.A Overview

Lingo Media is a diversified online and print-based education products and services company focused on English language learning ("ELL") on an international scale through its four distinct business units.  ELL Technologies Limited (“ELL Technologies”) is a globally-established ELL multi-media and online training company offering institutional, corporate, and retail solutions.  Parlo Corporation (“Parlo”) is a fee-based online ELL training and assessment service.  Speak2Me Inc. (“Speak2Me”) is a free-to-consumer advertising-based online ELL service in China, and Lingo Learning Inc. (“Lingo Learning”) is a print-based publisher of ELL programs in China.  Lingo Media has formed successful relationships with key government and industry organizations, establishing a strong presence in China’s education market of 300 million students.  The Company continues to broaden its presence in China as well as other major English language learning markets, to provide access to world-class English learning and training solutions on a global scale. In Canada, Lingo Media through its 70.33% subsidiary A+ Child Development (Canada) Ltd. ("A+") specialized in distributing early childhood cognitive development programs.  In December 2008, A+ filed a Notice of Intent to Make a Proposal under the Bankruptcy and Insolvency Act (“Proposal”) which was later approved by A+’s creditors and by the Superior Court of Justice in April 2009.  Upon final payment, the Company received the Certificate of Full Performance of Proposal A+ is currently inactive and its operating results are disclosed under discontinued operations.

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

In management’s opinion, revenue recognition, development costs, deferred costs, acquired publishing content and use of estimates as presented in the financial statements of the year ended December 31, 2010 are critical accounting policies and are as follows:

Revenue recognition:

The Company earns advertising revenue through Speak2Me, a free-to-consumer advertising-based online ELL service focused on interactive English language learning in China.  Speak2Me develops targeted Conversational Advertising™ lessons which are available to users of www.speak2me.cn free of charge.  Revenues earned from Conversational Advertising™ are recognized as these lessons are featured on www.speak2me.cn and when collectability is reasonably assured.  Speak2Me has English language learning CD-ROM products which generate royalty revenue from its Shanghai-based distributor.  Revenue is recognized upon the confirmation of sales from the distributor and when collectability is reasonably assured.

Parlo earns training revenue by developing and hosting online English language learning solutions for its customers, both off the shelf and customized solutions.  Revenue is recognized equally over the term of the agreement upon the lessons becoming accessible by the customer and when collectability is reasonably assured.

ELL earns training revenue through sales of its Q group products.  Revenue is recognized upon delivery of the training courses to the end client through the distributor.

Lingo Learning earns royalty revenues from its key customer, People’s Education Press (“PEP”), who is the Chinese Government’s State Ministry of Education’s publishing arm, on the following basis:

●	Finished Product Sales – PEP prints and sells Lingo Media’s ELL programs to provincial distributors in China; and

●	Licensing Sales – PEP licenses Lingo Media’s ELL programs to provincial publishers who then print and sell the programs to provincial distributors in China.

Lingo Media earns a significantly higher royalty rate from Finished Product Sales compared to Licensing Sales.

In accordance with the co-publishing agreement between PEP and Lingo Media, PEP pays to Lingo Media a royalty on print runs of textbooks and supplemental products called Finished Product Sales and PEP pays to Lingo Media a percentage of their royalties earned on actual revenues called Licensing Sales.  PEP provides Lingo Media with print run reconciliations on a semi-annual basis, as their reporting systems are unable to provide quarterly sales information.  Revenue is recognized upon the confirmation of such sales and when collectability is reasonably assured.

Royalty revenues from PEP’s audiovisual-based products are recognized upon the confirmation of sales, and when collectability is reasonably assured.  Royalty revenues are not subject to right of return or product warranties. Revenues from the sale of products are recognized upon delivery and when the risk of ownership is transferred and collectibles are reasonably assured.

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

In June 2005, the Company signed a definitive Joint Venture Agreement (“JV Agreement”) with Sanlong Cultural Communication Co. Ltd. (“Sanlong”). The joint venture company will be known as Hebei Jintu Education Book Co. Ltd. (“Jintu”).  The Company has incurred and advanced a total of $339,939 to the joint venture.  The Company intended to utilize the sales channel of Jintu to localize and distribute product of A+.  Since A+ filed a Proposal the Company has written-off its investment in the joint venture.

Publishing Development Costs

The Company capitalizes costs related to English Language Learning products and programs in accordance with Section 3064, ("Goodwill and Intangible Assets")  of the Canadian Institute of Chartered Accountants ("CICA") Handbook.  The carrying value is assessed on a periodic basis to determine if a write-down is required. Any required write-down is charged to operations in the year such write-down is determined to be necessary.  Amortization of the capitalized costs begins when the programs are starting to be sold and they are amortized on a straight line basis over five years.

Software and Web Development Costs

The company capitalizes all costs related to the development of its free-to-consumer and fee-based English language learning service in accordance with Section 3064, (“Goodwill and Intangible Assets”) of the CICA Handbook. The Company reviews the carrying values of its software & web development costs and evaluates the carrying value of these assets based on the undiscounted value of expected future cash flows when indicators of impairment exist.  If the carrying value exceeds the amount recoverable, a write-down of the asset to its estimated fair value would be charged to operations in the year such a write-down is determined to be necessary.  Amortization of the capitalized costs begins when the products are starting to be sold and are amortized on a straight line basis over three years.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at December 31, 2010 and December 31, 2009 and the reported amounts of revenue and expenses during the years ended December 31, 2010, 2009 and 2008.  Actual results may differ from those estimates.

The Company has products in various phases of development at any time during the year.  Each product’s economic viability is determined by management, after appropriate testing has been completed.  When a product is deemed viable, its accumulated development costs are recorded and amortized over the estimated period of economic viability.  The accumulated development costs of any product not considered to be economically viable are considered unrecoverable and included in the current year's earnings.

Accounts receivable are stated after evaluation of its collectability and an appropriate allowance for doubtful accounts is provided where considered necessary.  Provisions are made for slow moving and obsolete inventory. Amortization is based on the estimated useful lives of Property and Equipment.

The amounts disclosed relating to fair values of stock options issued are based on management’s estimates of expected stock price volatility, expected lives of the options, risk-free interest rates and certain other assumptions using the Black-Scholes option pricing model.  By their nature, these estimates are subject to measurement uncertainty.

The calculation of future income tax is based on assumptions, which are subject to uncertainty as to timing and which tax rates are expected to apply when temporary differences reverse.  Future income tax recorded is also subject to uncertainty regarding the magnitude of non-capital losses available for carry forward and of the balances in various tax pools as the corporate tax returns have not been prepared as of the date of financial statement preparation.  By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements from changes in such estimates in future years could be significant.

Operating Results

Fiscal Year Ended December 31, 2010 vs. Fiscal Year Ended December 31, 2009

Revenue and Margin

Lingo Media earned print-based English language learning revenues in China as follows:

	2010	2009	2008
Revenue	$1,127,803	$1,095,994	$969,128
Cost of sales	42,072	74,565	126,329
Margin	$1,085,731	$1,021,429	$842,799
Margin (%)	96%	93%	87%

Revenues from China for the year ended December 31, 2010 are $1,127,803 compared to $1,095,994 for fiscal 2009, and $969,128 for fiscal 2008. Direct costs associated to revenue from PEP are kept to a minimum and has been consistent throughout the years. The Company continues to maintain its relationship with PEP and is investing in the development of new programs to maintain and increase its royalty revenues.

Publishing revenue from China for the year ended December 31, 2010 increased by 2.8% compared to fiscal 2009.  This increase is mainly attributed to the increased royalty through licensing sales to local publishers rather than direct sales made by PEP.  Since the State Ministry of Education has mandated the increase of licensing sales vs. direct sales to local publishers, PEP had increased its licensing sales revenues.  The Company expects this trend to continue but it does not have any control over PEP’s attempt to enter into licensing sales vs. direct sales with additional local publishers.

In 2010, Lingo Media started earning advertising and sponsorship revenue, as well as training revenue.  Its results are as follows:

	2010	2009	2008
Revenue	$857,350	$370,702	Nil
Cost of sales	75,869	70,429	Nil
Margin	$781,481	$300,273	Nil
Margin (%)	91%	81%	Nil

Lingo Media revenue from the sale of early childhood development program through its 70.33% owned subsidiary, A+ and results from operations are as follows:

	2010	2009	2008
Revenue	Nil	Nil	$2,575,559
Cost of sales	Nil	Nil	581,555
Margin	Nil	Nil	$1,994,004
Margin (%)			77%

As part of its restructuring, A+ discontinued its operations in Canada and these revenues and related expenses are reported as discontinued operations.

Selling, General and Administrative

Selling, general and administrative expenses increased to $2,927,815 for the year ended December 31, 2010 compare to $2,231,971 for fiscal year 2009 and $2,127,726 for fiscal year 2008.  This increase was largely due to the expanded operations of Online English language learning services.  As the product development process advanced, the Company began to establish a sales team in China.   Selling, general and administrative expenses for the two segments are segregated below:

Online English Language Learning

As Speak2Me launched their products, selling general and administrative expenses directly related to online English language learning increased to $1,344,291 for the fiscal year 2010 compared to $556,284 for fiscal year 2009 and $490,160 for fiscal year 2008.  Expenditures in areas such as sales and marketing, consulting fees and salaries began to increase as the Company transitioned from a product development focus to a focus on sales.  Selling general and administrative expenses directly related to online English language learning are as follows:

Online ELL	2010	2009	2008
Sales and marketing	$895,220	$273,675	$39,737
Consulting fees and salaries	148,278	101,115	234,357
Travel	36,803	39,126	45,844
Reserve for doubtful accounts	92,049	-	-
Administration	52,545	60,583	82,453
Premises	71,034	26,100	25,467
Professional fees	33,890	50,106	51,111
Foreign exchange	14,472	5,579	11,190
	$1,344,291	$556,284	$490,160

Print-Based English Language Learning

Selling general and administrative expenses for fiscal year 2010 was $1,583,524 compared to $1,678,089 in fiscal year 2009 and $1,637,567 for fiscal year 2008.  Consulting fees for the publishing segment consists of contracted writers and editors to update and make revisions to its existing print and audio-based product components to maintain and secure additional sales from its customers.  It also includes personnel expenses on the development of new business within China.  Currently, overhead including salaries and executive compensation from the corporate head office are combined as part of the expenses in the print-based publishing business.  The overall activity level within the Company has increased significantly, leading to additional spending on public relations, legal fees, and higher audit fees. Below is the breakdown of the print-based ELL general and administration fees:

Print-Based ELL	2010	2009	2008
Advertising and promotion	$-	$-	$-
Consulting fees and salaries	991,225	981,204	953,541
Travel	112,322	144,750	72,483
Administration	130,654	123,209	172,083
Premises	97,208	47,451	91,113
Foreign exchange	(9,709)	150,351	149,033
Shareholder services	134,768	135,288	54,877
Professional fees	212,704	191,595	209,866
	1,669,172	1,773,848	1,702,997
Grants	(85,648)	(95,759)	(65,430)
	$1,583,524	$1,678,089	$1,637,567

For 2009 and 2008, selling, general and administrative expenses related to A+ have been reallocated and reported as discontinued operations.

Government Grants

Lingo Media makes applications to the Canadian government for various types of grants to support its publishing and international marketing activities. Each year, the amount of any grant may vary depending on certain eligibility criteria (including prior year revenues) and the monies available to the pool of eligible candidates.

These government grants are recorded as a reduction of general and administrative expenses to offset direct costs funded by the grant. During the year, the Company recorded $85,648 of such grants.  Certain government grants are repayable in the event the Company's annual net income for each of the previous two years exceeds 15% of revenue and at such time a liability would be recorded. During the year, the conditions for the repayment of government grants were not met and no liability was recorded.

During 2008, Lingo Media was audited by a government grant agency and was assessed with a repayment of $115,075.  The Company believes this claim is unjust and is vigorously disputing the assessment.  At the end of the year, a provision of $55,000 has been recorded in general and administrative expenses.  While the Company is in contact with the government agency, the dispute is ongoing and there are no further updates at this time.

While the Company will continue to apply for various government grants to fund its ongoing development and market expansion, there can be no assurance the Company will be successful in obtaining these grants in the future, that the Company will meet the eligibility requirements for the grants or that the programs will still be offered.

Foreign Exchange

Included in general and administrative expenses is a foreign exchange loss of approximately $24,181 as compared to a loss of approximately $158,546 in fiscal 2009, relating to the Company's currency risk through its activities denominated in foreign currencies as the Company is exposed to foreign exchange risk as a significant portion of its revenue and expenses are denominated in US Dollars, New Taiwanese Dollars, European Euros, and Chinese Renminbi.

Discontinued Operations

On December 23, 2008, A+ filed a Notice of Intent to file a Proposal.  In 2009, the Company wrote-down the carrying value of A+, resulting in a gain of $367,293 (2008 – loss of $1,571,369, 2007 – loss of $292,848) to earnings, included in the write-down was $NIL (2008 - $274,852, 2007 - $NIL) in future income tax assets related to its A+ subsidiary. All comparative figures have been adjusted to exclude results from the discontinued operations.  The net assets of A+ were presented as assets and liabilities of the discontinued operations at their carrying value.

Net Loss from Continuing Operations

Net loss from continuing operations for the Company was $(3,679,127) for the year ended December 31, 2010 as compared to $(2,959,145) in 2009 and $(2,311,474) in 2008.  These losses can be attributed to the two operating segments as shown below:

	2010	2009	2008
Online ELL
Revenue	$857,350	$370,702	$-
Direct costs	75,869	70,429	-
Margin	781,481	300,273	-

Expenses:
General and administrative	1,344,291	556,284	490,160
Amortization of property and equipment	13,282	6,684	12,485
Amortization of software & web development	2,443,382	1,395,736	-
Income taxes and other taxes	(568,167)	12,852	-
	3,232,788	1,971,556	502,645
Segment loss – Online ELL	(2,451,307)	(1,671,283)	(502,645)

Print-Based ELL
Revenue	1,127,803	1,095,994	969,128
Direct costs	42,072	74,565	126,329
Margin	1,085,731	1,021,429	842,799

Expenses:
General and administrative	1,583,524	1,678,089	1,637,567
Inventory write-off	-	-	15,618
Development cost write-down	-	-	27,915
Amortization of property and equipment	799	1,357	3,236
Amortization of publishing development costs	15,211	87,346	128,478
Income taxes and other taxes	171,250	164,399	145,018
	1,770,784	1,931,191	1,957,832

Other:
Amortization of property and equipment	-	8,432	5,522
Interest and other financial expenses	473,470	10,564	95,544
Stock-based compensation	69,297	359,004	252,792
Deferred cost, investment write-off	-	-	339,939
	542,767	378,000	693,797

Segment loss – Print-Based ELL	(1,227,820)	(1,231,142)	(1,808,829)

Net loss from continuing operations	$(3,679,127)	$(2,959,145)	$(2,311,474)

During the year, the Company continued to invest in its product development and prepared for the launch of its fee-based online training and assessment service.  The majority of its expenses consist of selling, general and administrative expenses detailed in the selling, general and administrative section above.  The loss increased as a result of increased expenditures related to the operations and software and web development costs of the recently acquired ELL Technologies.

Print-Based English language learning has been operating with significant gross margin.  Its expenses include selling, general and administrative, amortization expenses and income taxes and other taxes.  The significant increase in general and administration is due to the increase in spending from the corporate office in respect to Speak2Me, Parlo, and ELL Technologies.  Currently, corporate overhead, salaries and executive compensation are included as part of print-based English language learning expense.

Stock-Based Compensation

The Company amortizes stock-based compensation with a corresponding increase to the contributed surplus account. During 2010, the Company recorded an expense of $69,297 compared to $359,004 during 2009. The increase in this expense is primarily due to additional stock option issued and vested in the year.

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

Net Loss

The Company reported a net loss of ($3,679,127) for the year ended December 31, 2010, as compared to a net loss of ($2,591,852) in 2009.   The loss for 2010 is comprised of the following:

	2010	2009	2008
Operating loss	$(3,679,127)	$(2,959,145)	$(2,311,474)
Gain/(Loss) from the operations of A+	-	367,293	(1,571,369)
Write off of goodwill from the acquisition of A+	-	-	(1,121,131)
Net Loss	$(3,679,127)	$(2,591,852)	$(3,882,843)

The Company recorded a tax recovery of $396,917 for the year ended December 31, 2010 compared to a tax expense of $179,751 in 2009.

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

Lingo Media revenue from the sale of early childhood development program through its 70.33% owned subsidiary, A+ and results from operations are as follows:

	2009	2008	2007
Revenue	Nil	$2,575,559	$3,124,731
Cost of sales	Nil	581,555	645,510
Margin	Nil	$1,994,004	$2,481,141
Margin (%)	Nil	77%	79%

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

Fiscal Year Ended December 31, 2010

Liquidity and Capital Resources

As at December 31, 2010, the Company had cash and cash equivalents of $230,906 compared to $201,451 at the end of 2009.  Accounts and grants receivable of $931,101 were outstanding at the end of 2010 compared to $569,571 at the end of 2009 as the Company increased its sales considerably in the last quarter of 2010.  58% of the receivables are from PEP, their collection cycle is normally 180 days, and the Company is aware of the collection cycle and as such it does not anticipate an effect on its liquidity.  Total current assets amounted to $1,255,472 (2009 - $847,976) with current liabilities of $3,220,581 (2009 - $723,113) resulting in a working capital deficit of ($1,965,109) (2009 - working capital of $124,863).   On March 4, 2011, the Company closed a non-brokered private placement for $2,195,200 in proceeds.

Cash used for discontinued operation was $nil at the end of 2010 compared to cash used for discontinued operations of ($332,700) for the year ended 2009. This increase was a result of the payments made to facilitate the Proposal in 2009.  This Proposal was filed and approved by creditors of A+ on March 27, 2009 which significantly reduced the liability from the operation.

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

Government grants received during the year were $85,648 compared to $95,759 during 2009, this amount includes a one-time reduction of $100,000 based on anticipated adjustment for a prior period grant.  During 2008, the Company was audited by a government grant agency and was assessed with a repayment amount of $115,075.  The Company believes their claim is unjust and is vigorously disputing the assessment.  At the end of the year, a provision of $55,000 has been recorded in general and administrative expense.

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

If United States GAAP were employed, the loss in each year would be adjusted as follows:

Expressed in Canadian Dollars	2010	2009	2008

Loss for the year - Canadian GAAP	$(3,679,127)	(1,466,184)	(2,311,474)
Impact of US GAAP and adjustments:
Amortization of development costs(a)	15,211	89,375	128,478
Amortization of software and web development costs	2,230,131	1,395,736	-
Development cost write-off (a)	-	-	(218,795)
Deferred cost write-off (b)	-	-	157,419
Software and web development cost (c)	(312,745)	(922,322)	(880,846)
Loss from continuing operations - United States GAAP	(1,746,530)	(2,396,266)	(3,125,218)
Net income (loss) from discontinued operations - United States GAAP	-	367,293	(1,571,369)
Loss for the year - United States GAAP	$(1,746,530)	(2,028,973)	(4,696,587)

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

The following table reconciles the numerators and denominators of the basic and diluted earnings per share under U.S. GAAP as required by SFAS 128:

Expressed in Canadian Dollars	2010	2009	2008
Numerator for basic and diluted income (loss) per share:
Income (loss) – US GAAP	(1,746,530)	(2,028,973)	(4,696,587)
Denominator for basic and diluted (loss) per share:
Weighted average common shares	13,277,226	12,460,930	10,426,861
Basic and diluted loss per share – US GAAP	$(0.13)	$(0.16)	$(0.45)

5.E Research and Development

During the years ended December 31, 2010 and 2009, respectively, the Company expended $4,234,283 and $4,757,807 on research and development, under the categories of “development costs”, “software and web development costs” and “deferred costs”.  These expenditures in 2010 and 2009 were primarily directed at developing the Parlo and ELL products for the international market.

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

5.F Tabular disclosure of contractual obligations

Our obligations as of December 31, 2010, were as follows:

Expressed in Canadian Dollars

The Company has future minimum lease payments under operating leases for premises and equipment as well as obligations under a consulting agreement as follows:

2011	$284,602
2012	$181,583
2013	$187,235
2014	$188,365
2015	$188,365
2016	$38,122

The rent expense associated with operating lease for premise and equipment is recognized on a straight-line basis.

The Company has a contingency at December 31, 2010 relating to an assessment from a government agency

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 6 Directors and Senior Management April 30, 2011
Name	Position	Age	Date of First Election or Appointment
Michael P. Kraft	President/CEO/Director	47	November 1996
Ryan Robertson	CFO/Secretary/Treasurer	29	July 2010
Gali Bar-Ziv	COO	39	June 2009
Scott Remborg	Director	61	July 2000
Ashesh Shah	Director	42	October 2008
Sanjay Joshi	Director	38	October 2007
Anthony Lacavera	Director	36	April 2008
Ashraf Halim	Director	45	October 2008
Michael O’Connor	Director	44	March 2010
Jerahmiel Grafstein	Director	56	September 2010
Weibing Gong	Director	42	September 2010

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

Ryan Robertson joined Lingo Media from Luxell Technologies Inc., where he was CFO for three years.  He began his career at PricewaterhouseCoopers where he provided auditing and advisory services to medium and large sized private equity and mutual funds. He received his Bachelor of Science Business Finance (Honours) degree from Liberty University in Virginia.

Gali Bar-Ziv brings more than 10 years of management and entrepreneurial experience, including financing, mergers and acquisitions, strategic planning, channel development and corporate development.  Most recently, Gali profitably grew a sales, marketing and distribution start-up to sales growth of more than 700% year over year.    Prior to that, Gali successfully turned around the largest service division of a $300MM financial services company.   Gali holds a Bachelor of Law (LL.B) degree from the University of London and an MBA in Strategic and Entrepreneurial studies from the Schulich School of Business in Toronto.

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

The Honourable Jerry S. Grafstein, Q.C. Co-Founder of a range of media companies, focusing on broadcasting, cable, communications, and publication enterprises in Canada, the US, the UK and South America. He has served as an advisor to several key government ministries, including Transportation, External Affairs, Consumer and Corporate Affairs and Justice.

Tommy Weibing Gong is founder of Polar Bear Energy Inc., Chairman of Zysteq North America Corporation, Shanghai Tommy Real Estate Development Co., Ltd, Shanghai Green Town Plaza Development Co., Ltd, Shanghai Canada-China Property Management Co., Ltd, and Shanghai Tommy & Hua Investment Co., Ltd.

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

Summary Compensation Table
Expressed in Canadian Dollars

	ANNUAL COMPENSATION				LONG-TERM COMPENSATION
					Awards		Payouts
(NEO) Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation(1) ($)	Securities Under Options/ SARs Granted(2) (#)	Restricted Shares or Restricted Share Units ($)	LTIP(3) Payouts ($)	All Other Compen- sation ($)
Michael P. Kraft (4) President & CEO	2010 2009 2008	180,000 180,000 180,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Khurram R. Qureshi(5) Chief Financial Officer	2010 2009 2008	42,000 72,000 101,750	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Gali Bar-Ziv(6) Chief Operating Officer	2010	134,000	25,000	Nil	Nil	Nil	Nil	Nil

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

(4)	Paid, to MPK Inc., a company controlled by Mr. Kraft. See “Management Agreement".

(5)	Khurram Qureshi was succeeded as Chief Financial Officer by Ryan Robertson in July 2010.

(6)	Gali Bar-Ziv joined the Company in June 2009.

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

Change of Control Remuneration.  The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2010 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Executive Officer.

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

Table No. 7 Shareholdings of Directors and Executive Officers Shareholdings of 5% Shareholders
Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Class
Common	Michael P. Kraft(2)(4)	1,317,905(5)	6.42%
Common	Scott Remborg(2)	154,372(6)	*
Common	Ryan Robertson	9,750(7)	*
Common	Ashesh Shah(3)	3,000(8)	*
Common	Gali Bar-Ziv	54,500(9)	*
Common	Ashraf Halim	[nil]	*
Common	Anthony Lacavera(3)	403,220(10)	1.96%
Common	Sanjay Joshi(2)(4)	[nil](11)	*
Common	Tommy Gong	[nil](12)	*
Common	Michael O'onnor	[nil](13)	*
Common	Jerahmiel Grafstein	40,000(14)	*
Common	Orascom Telecom Holding SAE	2,857,143	13.91%
As a group (12 parties)		5,236,118	25.49%

*  Less than 1%.

(1)	The information as to voting securities beneficially owned, controlled or directed, not being within the knowledge of the Company, has been furnished by the respective individuals.

(2)	Member of the Audit Committee.

(3)	Member of the Compensation Committee.

(4)	Member of the Corporate Governance Committee.

(5)
Of such shares, 95,636 are held in Mr. Kraft's RRSP, and 1,222,269 are held by Buckingham Group Limited, a company controlled by Mr. Kraft.  Mr. Kraft also holds 445,715 options and 166,670 warrants to purchase up to an additional 612,385 common shares of the Company.

(6)	Of such shares, 3,428 are held in Mr. Remborg's RRSP account. Mr. Remborg also holds options to purchase up to an additional 166,107 common shares of the Company.

(7)	Ryan Robertson also holds options to purchase up to an additional 200,000 common shares of the Company.

(8)	Ashesh Shah also holds options to purchase up to an additional 50,000 common shares of the Company.

(9)
Of such shares, 2,000 are held in Mr. Bar-Ziv's RRSP, and 51,500 are held by Busy Babies, a company controlled by Mr. Bar-Ziv.  Mr. Bar-Ziv also holds 440,000 options and 30,000 warrants to purchase up to an additional 470,000 common shares of the Company.

(10)
Of such shares, 20,000 are held in Mr. Lacavera’s RRSP, 274,820 shares are held in 425243Ontario Inc. and 108,400 in AAL Telecom Holdings Inc., both wholly owned holding companies of Mr. Lacavera.  Mr. Lacavera also holds options to purchase up to an additional 117,500 common shares of the Company.

(11)	Sanjay Joshi also holds options to purchase up to an additional 80,750 common shares of the Company.

(12)	Tommy Gong also holds options to purchase up to an additional 20,000 common shares of the Company.

(13)	Michael O’Connor also holds options to purchase up to an additional 20,000 common shares of the Company.

(14)	Of such shares, 40,000 are held by New Court Corporation, a company controlled by Mr. Grafstein. Mr. Grafstein also holds options to purchase up to an additional 30,000 common shares of the Company.

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

On October 14, 2008, August 18, 2009 and September 23, 2010, the Company's shareholders ratified and approved an increase in the number of common shares eligible to be issued under the Company's Stock Option Plan to approximately 20% of the issued and outstanding common shares as at the date of the respective shareholders meetings.

On September 23, 2010, the Company’s shareholders also approved the removal of the required vesting provisions and instead permits the Board to determine any vesting provisions at the time of option grant.  Notwithstanding, all options granted to persons engaged in investor relations activities shall vest in accordance with the policies of the TSX Venture Exchange.  Finally, the amended and restated Stock Option Plan increases the maximum term that an option may be exercised from five (5) years to ten (10) years.

Currently, the 2005 Plan provides that the maximum aggregate number of shares reserved for issuance and which could be purchased upon the exercise of all options granted thereunder could not exceed 2,703,171, which number represents approximately 20% of the issued and outstanding common shares of the Company as at the record date of the Company’s last Annual and Special Meeting held on September 23, 2010.

As of the date hereof, options to purchase an aggregate of 2,456,070 common shares are outstanding under the 2005 Plan.

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in the Table below as of June 30, 2011, as well as the number of options granted to Directors and officers as a group.

Stock Options Outstanding Expressed in Canadian Dollars
Name	Common Stock	Exercise Price	Grant Date	Expiration Date
Michael Kraft	142,857	$0.70	2/14/07	2/14/12
Michael Kraft	200,000	$0.66	2/15/11	2/15/16
Michael Kraft	50,000	$1.00	2/15/11	2/15/16
Scott Remborg	21,429	$0.84	5/22/07	5/22/12
Scott Remborg	30,750	$1.75	5/1/09	5/1/14
Scott Remborg	50,000	$1.00	2/15/11	2/15/16
Scott Remborg	42,500	$0.66	2/15/11	2/15/16
Sanjay Joshi	33,250	$1.75	5/1/09	5/1/14
Sanjay Joshi	47,500	$0.66	2/15/11	2/15/16
Anthony Lacavera	30,000	$1.75	5/1/09	5/1/14
Anthony Lacavera	67,500	$1.00	2/15/11	2/15/16
Anthony Lacavera	20,000	$0.66	2/15/11	2/15/16
Ashesh Shah	22,500	$1.75	5/1/09	5/1/14
Ashesh Shah	27,500	$0.66	2/15/11	2/15/16
Jerry Grafstein	30,000	$0.66	2/15/11	2/15/16
Michael O'Connor	20,000	$0.66	2/15/11	2/15/16
Tommy Gong	20,000	$0.66	2/15/11	2/15/16
Ryan Robertson	200,000	$0.66	2/15/11	2/15/16
Gali Bar-Ziv	340,000	$0.66	2/15/11	2/15/16
Gali Bar-Ziv	100,000	$1.07	2/15/11	2/15/16

Total Officers/Directors		1,495,786

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

7.A.2.  Canadian Share Ownership. June 30, 2011, the Company’s registered shareholders’ list showed 20,543,177 common shares outstanding with 80 registered shareholders, with 15,063,978 owned by 69 shareholders residing in Canada, 2,048,701 shares owned by 4 registered shareholders in US and 3,430,498 shares owned by 7 foreign registered shareholders.

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

Other than as disclosed above, there have been no transactions since December 31, 2010 or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

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
for Fiscal 2010 and Fiscal 2009

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

Table No. 9 TSX Venture Exchange Common Shares Trading Activity
Period	Sales -- Canadian Dollars
Ended	Volume	High	Low	Close
Monthly
April 2011	27,200	0.95	0.68	0.73
March 2011	28,100	0.94	0.55	0.90
February 2011	17,900	0.84	0.66	0.70
January 2011	5,500	0.80	0.57	0.75
December 2010	21,200	0.65	0.50	0.65
November 2010	13,800	0.67	0.47	0.55
October 2010	12,600	0.60	0.70	0.65
September 2010	17,200	0.74	0.55	0.63
August 2010	9,900	0.64	0.42	0.61
July 2010	13,700	0.50	0.39	0.45
June 2010	19,990	0.64	0.44	0.50
May 2010	13,500	0.72	0.55	0.58

Quarterly
3/31/2011	73,200	0.95	0.55	0.73
12/31/2010	40,500	0.80	0.50	0.75
9/30/2010	39,700	0.74	0.42	0.65
6/30/2010	47,100	0.72	0.39	0.45
03/31/2010	1,894,902	1.24	0.83	0.75
12/31/2009	733,158	1.05	0.75	1.04
09/31/2009	155,187	1.20	0.85	1.05
06/30/2009	323,870	1.43	0.66	1.20
03/31/2009	245,300	1.05	0.62	0.90
12/31/2008	361,125	1.71	0.55	1.19
09/30/2008	447,358	1.92	1.36	1.70
06/30/2008	542,301	2.20	1.62	1.85
3/31/2008	463,600	1.83	0.85	1.81
12/31/2007	161,557	1.39	1.19	1.19
9/30/2007	401,886	1.40	1.05	1.19
6/30/2007	294,400	1.19	0.84	1.05
3/31/2007	72,291	1.155	0.63	0.875

Yearly
12/31/2010	2,022,202	1.24	0.39	0.75
12/31/2009	1,457,515	1.43	0.62	1.04
12/31/2008	1,494,984	2.20	0.55	1.19
12/31/2007	930,134	1.50	0.63	1.19
12/31/2006	666,365	1.47	0.49	1.155
12/31/2005	697,765	2.275	0.77	1.19

The Company's shares became quoted for trading on the OTC Bulletin Board on January 22, 2004.

The table No.10 lists the volume of trading and high, low and closing sales prices on the OTC Bulletin Board for the Company's common shares for the last 12 months, the last twelve fiscal quarters; and since commencement of trading.

Table No. 10 OTC Bulletin Board Common Shares Trading Activity

Period	Sales -- Canadian Dollars
Ended	Volume	High	Low	Close
Monthly
April 2011	7,228	0.99	0.83	0.83
March 2011	53,772	0.88	0.55	0.88
February 2011	20,934	0.79	0.69	0.77
January 2011	1,000	0.79	0.46	0.79
December 2010	23,355	0.55	0.46	0.46
November 2010	13,357	0.63	0.54	0.54
October 2010	53,870	0.68	0.59	0.66
September 2010	13,498	0.66	0.51	0.60
August 2010	105,158	0.63	0.38	0.48
July 2010	50,000	0.44	0.38	0.40
June 2010	125,500	0.53	0.40	0.40
May 2010	110,220	0.78	0.51	0.55

Quarterly
3/31/2011	75,706	0.88	0.46	0.88
12/31/2010	90,582	0.68	0.46	0.46
9/30/2010	168,656	0.66	0.38	0.60
6/30/2010	247,020	0.78	0.40	0.40
03/31/2010	418,300	1.52	0.67	0.68
12/31/2009	355,000	1.00	0.70	1.00
09/30/2009	14,200	1.15	0.70	0.99
06/30/2009	64,100	1.05	0.51	1.05
03/31/2009	20,600	1.24	0.60	0.90
12/31/2008	67,041	1.58	0.61	1.24
09/30/2008	278,741	1.85	1.30	1.85
06/30/2008	58,200	2.00	1.00	1.85
3/31/2008	144,200	1.79	0.71	1.79
12/31/2007	37,089	1.40	0.77	1.22
9/30/2007	62,944	1.40	0.77	1.33
6/30/2007	78,952	1.19	0.70	0.91
3/31/2007	47,689	2.10	0.35	0.84

Yearly
12/31/2010	924,558	1.52	0.38	0.46
12/31/2009	453,900	1.24	0.51	1.00
12/31/2008	867,582	2.00	0.61	1.24
12/31/2007	245,718	1.40	0.21	1.22
12/31/2006	492,923	5.80	0.406	1.176
12/31/2005	219,321	1.89	0.525	0.805

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

	RMB	USD	USD	USD	USD
		At 12/31/2010	-5%	-10%	-15%
Year-end Exchange Rate For 1RMB to USD		0.1515	0.1439	0.1363	0.1287
Annual Revenue From China	8,489,717	1,285,870	1,221,576	1,157,283	1,092,989
Accounts Receivable	3,952,457	598,647	568,715	538,782	508,850

	USD	CAD	CAD	CAD	CAD
		Year 2010	+5%	-5%	-10%
Average Annual Exchange Rate for 1 USD to CAD		1.0295	1.0810	0.9780	0.9266
Annual Revenue From China	1,274,259	1,311,850	1,377,443	1,246,258	1,180,665

	USD	CAD	CAD	CAD	CAD
		At 12/31/2010	+5%	-5%	-10%
Year-end Exchange Rate for 1 USD to CAD		0.9946	1.0443	0.9449	0.8951
Cash	15,276	15,193	15,953	14,434	13,674
Accounts Receivable	598,647	595,414	625,185	565,644	535,873
Accounts Payable	19,865	19,758	20,746	18,770	17,782

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

Audited Financial Statements

  Auditor's Report, dated April 28, 2011

  Consolidated Balance Sheets at December 31, 2010 and December 31, 2009

  Consolidated Statements of Operations and Deficit
   for the years ended December 31, 2010, December 31, 2009 and December 31, 2008

  Consolidated Statements of Cash Flows
   for the years ended December 31, 2010, December 31, 2009 and December 31, 2008

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

LINGO MEDIA CORPORATION

July 15, 2011	By:	/s/ Michael P. Kraft
Michael P. Kraft
President and Chief Executive Officer

	By:	/s/ Ryan Robertson
Chief Financial Officer

Lingo Media Corporation

Consolidated Financial Statements

(Expressed in Canadian dollars)

December 31, 2010 and 2009

Management’s Responsibility

To the Shareholders of
Lingo Media Corporation

Management is responsible for the preparation and presentation of the accompanying consolidated financial statements, including responsibility for significant accounting judgments and estimates in accordance with Canadian generally accepted accounting principles and ensuring that all information in the Management Discussion & Analysis is consistent with the statements.  This responsibility includes selecting appropriate accounting principles and methods, and making decisions affecting the measurement of transactions in which objective judgment is required.

In discharging its responsibilities for the integrity and fairness of the consolidated financial statements, management designs and maintains the necessary accounting systems and related internal controls to provide reasonable assurance that transactions are authorized, assets are safeguarded and financial records are properly maintained to provide reliable information for the preparation of financial statements.

The Board of Directors and the Audit Committee include some Directors who are neither management nor employees of the Company. The Board is responsible for overseeing management in the performance of its financial reporting responsibilities, and for approving the financial information included in the annual report.  The Audit Committee has the responsibility of meeting with management and external auditors to discuss the internal controls over the financial reporting process, auditing matters and financial reporting issues.  The Committee is also responsible for recommending the appointment of the Company’s external auditors.

Collins Barrow Toronto LLP, an independent firm of Chartered Accountants, is appointed by the Audit Committee of the Board to audit the consolidated financial statements and report directly to them; their report follows.  The external auditors have full and free access to, and meet periodically and separately with, both the Audit Committee and management to discuss their audit findings.

April 29, 2011

"Michael Kraft"	"Ryan Robertson"
President and Chief Executive Officer (Signed)	Chief Financial Officer (Signed)

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Lingo Media Corporation

We have audited the accompanying consolidated financial statements of Lingo Media Corporation and its subsidiaries, which comprise the consolidated balance sheets as at December 31, 2010 and 2009 and the consolidated  statements of operations and comprehensive loss, deficit and cash flows for the years then ended and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.  In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Lingo Media Corporation and its subsidiaries as at December 31, 2010 and 2009, and its financial performance and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 2 in the consolidated financial statements which indicates that the Company has negative working capital at year end which indicates the existence of a material uncertainty that may cast significant doubt about the Company's ability to continue as a going concern.

Canadian generally accepted accounting principles vary in certain significant respects from U.S. generally accepted accounting principles.  Information relating to the nature and effect of such differences is presented in Note 21 to the consolidated financial statements.

/s/ Collins Barron Toronto LLP

Licensed Public Accountants
Chartered Accountants
April 28, 2011
Toronto, Ontario

Lingo Media Corporation
Consolidated Balance Sheets
As at December 31, 2010 and 2009
(Expressed in Canadian dollars)

	2010	2009
Assets
Current
Cash	$230,906	$201,451
Accounts receivable, net of allowance of $92,049 (2009 - $NIL)	931,101	569,571
Prepaid and sundry assets	93,465	76,954
	1,255,472	847,976
Property and equipment, net (Note 5)	62,342	73,351
Publishing development costs, net (Note 6)	8,807	24,018
Software and web development costs, net (Note 7)	4,234,283	4,757,807
Goodwill (Note 9)	139,618	-
	$5,700,522	$5,703,152
Liabilities
Current
Accounts payable	$903,689	$313,915
Accrued liabilities	729,892	393,665
Deferred revenue	-	15,533
Loans payable (Note 8)	1,587,000	-
	3,220,581	723,113
Future income taxes (Note 12)	-	564,997
Loan payable (Note 9)	763,729	-
	3,984,310	1,288,110
Shareholders' Equity
Capital Stock (Note 11)	15,131,192	14,220,192
Warrants (Note 11)	-	281,355
Contributed surplus (Note 11)	1,641,283	1,290,631
Deficit	(15,056,263)	(11,377,136)
	1,716,212	4,415,042
	$5,700,522	$5,703,152
Going Concern (Note 2)
Commitments and Contingency (Note 20)
Subsequent Events (Note 23)

Approved by the Board	"Michael Kraft"	"Sanjay Joshi"
	Director (Signed)	Director (Signed)

See accompanying notes.

4

Lingo Media Corporation
Consolidated Statements of Deficit
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

	2010	2009	2008

Deficit, beginning of year	$(11,377,136)	$(8,785,284)	$(4,902,441)
Net loss and comprehensive loss	(3,679,127)	(2,591,852)	(3,882,843)
Deficit, end of year	$(15,056,263)	$(11,377,136)	$(8,785,284)

See accompanying notes.

Lingo Media Corporation
Consolidated Statements of Operations and Comprehensive Loss
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

	2010	2009	2008

Sales	$1,985,153	$1,466,696	$969,128
Direct costs	117,941	144,994	126,329
Gross margin	1,867,212	1,321,702	842,799
Expenses
Amortization - publishing development costs	15,211	89,375	128,478
Amortization - property and equipment	14,081	14,446	21,243
Amortization - software and web development costs	2,443,382	1,395,736	-
Investment and advances write-off (Note 4)	-	-	339,939
Development costs write-down	-	-	27,915
General and administrative	2,927,815	2,231,971	2,127,726
Interest and other financial expenses	473,470	10,564	95,544
Inventory write-off	-	-	15,618
Stock based compensation (Note 11(c))	69,297	359,004	252,792
	5,943,256	4,101,096	3,009,255
Loss before the undernoted items
and income taxes	(4,076,044)	(2,779,394)	(2,166,456)
Income taxes and other taxes (Note 12)	(396,917)	179,751	145,018
Loss from continuing operations	(3,679,127)	(2,959,145)	(2,311,474)
Income (loss) from discontinued operations (Note 10)	-	367,293	(1,571,369)
Net loss and comprehensive loss	$(3,679,127)	$(2,591,852)	$(3,882,843)
Earning (loss) per share
Loss per share from continuing operations - basic and diluted	$(0.28)	$(0.24)	$(0.22)
Earnings (loss) per share from discontinued operations - basic and diluted	$-	$0.03	$(0.15)
Weighted average number of common shares outstanding
Basic and diluted	13,277,226	12,460,930	10,426,861

See accompanying notes.

Lingo Media Corporation
Consolidated Statements of Cash Flows
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

	2010	2009	2008
Cash provided by (used in)
Operations
Loss from continuing operations	$(3,679,127)	$(2,959,145)	$(2,311,474)
Items not affecting cash
Amortization of property and equipment	14,081	14,446	21,243
Amortization of development costs	2,458,593	1,485,111	128,478
Stock-based compensation	69,297	359,004	252,792
Transaction costs paid in shares	291,000	-	-
Future income tax recovery	(564,997)	-	-
Unrealized foreign exchange gain	(22,806)	-	-
Inventory write-off	-	-	15,618
Investment and advances write-off	-	-	182,520
Deferred costs write-off	-	-	157,419
Development costs write down	-	-	27,915
Net changes in non-cash working capital
Accounts receivable	(361,530)	72,972	315,633
Prepaid and sundry assets	(16,511)	83,207	(70,203)
Accounts payable	249,578	48,569	(158,933)
Accrued liabilities and other	320,694	87,732	198,793
Cash used in continuing operating activities	(1,241,728)	(808,104)	(1,240,199)
Cash provided by (used in) discontinued operations	-	(332,700)	10,657
Investing
Expenditures on software and web development costs	(312,745)	(922,232)	(895,262)
Purchase of property and equipment	(3,072)	(22,958)	(12,938)
Cash used in investing activities	(315,817)	(945,190)	(908,200)
Financing
Advances (repayment) of loans payable	1,587,000	-	(431,705)
Issuance of capital stock	-	7,508	5,198,659
Share issue costs	-	-	(726,402)
Cash provided by financing activities	1,587,000	7,508	4,040,552
Net change in cash	29,455	(2,078,486)	1,902,810
Cash, beginning of year	201,451	2,279,937	377,127
Cash, end of year	$230,906	$201,451	$2,279,937
Supplemental cash flow information (Note 22)

See accompanying notes.

Lingo Media Corporation
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

1.	NATURE OF OPERATIONS

Lingo Media Corporation (“Lingo Media” or the “Company”) is a diversified online and print-based education product and services company focused on English language learning ("ELL") on an international scale through its business units. ELL Technologies Limited ("ELL Technologies") is a globally-established ELL multi-media and online training company marketing under the Q Group brand.  Parlo Corporation ("Parlo"), is a fee-based online ELL training and assessment service.  Speak2Me Inc. (“Speak2Me”), is a free-to-customer advertising-based online ELL service in China.  Lingo Learning Inc. ("Lingo Learning") (formerly Lingo Media Ltd.) is a print-based publisher of ELL programs in China.  Lingo Media through its subsidiary A+ Child Development (Canada) Ltd. (“A+”), until filing for a proposal to creditors (Note 10), specialized in distributing early childhood cognitive development programs.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Going Concern

These consolidated financial statements include the accounts of the Company and its subsidiaries; Lingo Learning Inc. (100%), Speak2Me Inc. (100%), Parlo Corporation (100%), ELL Technologies Limited (100%), Lingo Media International Inc. (100%), Lingo Group Limited (83%), and A+ Child Development (Canada) Ltd. (70.33%).  All inter-company transactions and balances have been eliminated.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities under normal course of business in the foreseeable future.  These consolidated financial statements do not include any adjustments to the carrying values and classification of assets and liabilities and reported revenues and expenses that may be necessary should the Company’s financial condition continues to deteriorate and is unable to mitigate it.

The Company has incurred significant losses over the years and has negative working capital as at December 31, 2010.  This raises significant doubt about the Company’s ability to continue as a going concern.  The ability of the Company to continue as a going concern is dependent upon raising additional financing through share issuance, borrowing, sales agreements and distribution agreements.  There are no assurances that the Company will be successful in achieving these goals.  Subsequent to the year end (Note 23), the Company raised gross proceeds of $2,195,200 by way of a private placement.

Lingo Media Corporation
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Revenue Recognition

Revenue from online advertising and sponsorships in China is recognized at the time of delivery and when collectability is reasonably assured.

Royalty revenue from licensing sales in China is recognized based on confirmation of finished products produced by its licensees and when collectability is reasonably assured.  Royalty revenue from audiovisual products is recognized based on the confirmation of sales by its licensees, and when collectability is reasonably assured.  Royalty revenues are not subject to right of return or product warranties. Revenue from the sale of published and supplemental products is recognized upon delivery and when the risk of ownership is transferred and collectability is reasonably assured.

Revenue from fee-based English language training and assessment services and licenses are recognized on a straight line basis over the term of the agreement and when collectability is reasonably assured.

Revenue from the sale of educational products in Canada is recognized at the time of delivery and when the risk of ownership is transferred and collectability is reasonably assured.

Comprehensive Income

Comprehensive income measures net earnings for the period plus other comprehensive income. Other comprehensive income consists of changes in equity from non-owner sources, such as unrealized gains and losses on available for sale financial assets, changes to unrealized gains and losses on the effective portion of cash flow hedges and changes to foreign currency translation adjustments of self sustaining foreign operations during the period. Amounts reported as other comprehensive income are accumulated in a separate component of shareholders’ equity as Accumulated Other Comprehensive Income. To date there has not been any other comprehensive income.

Property and Equipment

Property and equipment are initially recorded at cost. Amortization is provided using methods outlined below at rates intended to amortize the cost of assets over their estimated useful lives.

	Method	Rate
Computer and office equipment	declining balance	20%

The Company’s policy is to record an impairment loss in the period when it is determined that the carrying amount of the asset may not be recoverable.

Investment and Advances

Loans made with a view to establishing a joint venture are recorded as investment and advances.  The carrying value of these deferred costs and advances are assessed on a periodic basis to determine if a write-down is required. Any required write-down is charged to operations in the year such write-down is determined to be necessary.

Lingo Media Corporation
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Publishing Development Costs

The Company capitalizes costs related to English language learning products and programs in accordance with Section 3064, ("Goodwill and Intangible Assets")  of the Canadian Institute of Chartered Accountants ("CICA") Handbook.  The carrying value is assessed on a periodic basis to determine if a write-down is required. Any required write-down is charged to operations in the year such write-down is determined to be necessary.  Amortization of the capitalized costs begins when the programs are starting to be sold and they are amortized on a straight line basis over five years.

Software and Web Development Costs

The company capitalizes all costs related to the development of its free-to-consumer and fee-based English language learning services in accordance with Section 3064, (“Goodwill and Intangible Assets”) of the CICA Handbook. The Company reviews the carrying values of its software and web development costs and evaluates the carrying value of these assets based on the undiscounted value of expected future cash flows when indicators of impairment exist.  If the carrying value exceeds the amount recoverable, a write-down of the asset to its estimated fair value would be charged to operations in the year such a write-down is determined to be necessary.  Amortization of the capitalized costs begins when the products are starting to be sold and are amortized on a straight line basis over two to five years.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net identifiable assets of an acquired business.

The carrying value of goodwill is assessed annually for possible impairment or more frequently if events or changes in circumstances indicated that it might be impaired. This assessment is based on the estimated fair value of the reporting unit to which goodwill relates. Impairment would be recognized when the estimated fair value of the goodwill is lower than the carrying value. The Company performed its annual impairment test and concluded that the carrying value of goodwill is not impaired.

Government Grants

The Company receives government grants based on certain eligibility criteria for book publishing industry development in Canada.  These government grants are recorded as a reduction of general and administrative expenses to offset direct costs funded by the grant.  The Company records a liability for the repayment of the grants and a charge to operations in the period in which conditions arise that will cause the government grants to be repayable.

Future Income Taxes

The Company follows the asset and liability method of accounting for income taxes.  Under this method, future income tax assets and liabilities are determined based on temporary differences between the financial reporting and tax bases of assets and liabilities, as well as for the benefit of losses available to be carried forward to future years for income tax purposes.  Future income tax assets and liabilities are measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.  Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

Lingo Media Corporation
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rates prevailing at the consolidated balance sheet dates.  Non-monetary assets and liabilities denominated in foreign currencies are translated at historical exchange rates.  Transactions in foreign currencies are translated into Canadian dollars at the approximate rates prevailing at the dates of the transactions, except for amortization which is translated at the exchange rate used in the translation of the assets.  Foreign exchange gains and losses are included in earnings for the year.

The Company's integrated foreign operations are translated into Canadian dollars at exchange rates prevailing at the consolidated balance sheet dates for monetary items and at exchange rates prevailing at the transaction dates for non-monetary items.  Revenue and expenses are translated at exchange rates prevailing during the year, except for amortization which is translated at the exchange rate used in the translation of the assets.  Exchange gains and losses are included in earnings for the year.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at December 31, 2010 and December 31, 2009 and the reported amounts of revenue and expenses during the years ended December 31, 2010, 2009 and 2008.  Actual results may differ from those estimates.

The Company has products in various phases of development at any time during the year.  Each product’s economic viability is determined by management, after appropriate testing has been completed.  When a product is deemed viable, its accumulated development costs are recorded and amortized over the estimated period of economic viability.  The accumulated development costs of any product not considered to be economically viable are considered unrecoverable and included in the current year's earnings.

Accounts receivable are stated after evaluation of its collectability and an appropriate allowance for doubtful accounts is provided where considered necessary.  Amortization is based on the estimated useful lives of property and equipment.

The amounts disclosed relating to fair values of stock options issued are based on management’s estimates of expected stock price volatility, expected lives of the options, risk-free interest rates and certain other assumptions using the Black-Scholes option pricing model.  By their nature, these estimates are subject to measurement uncertainty.

The calculation of future income tax is based on assumptions, which are subject to uncertainty as to timing and which tax rates are expected to apply when temporary differences reverse.  Future income tax recorded is also subject to uncertainty regarding the magnitude of non-capital losses available for carry forward and of the balances in various tax pools as the corporate tax returns have not been prepared as of the date of financial statement preparation.  By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements from changes in such estimates in future years could be significant.

Lingo Media Corporation
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Earnings (Loss) Per Share

Earnings (loss) per share are computed using the weighted average number of common shares that are outstanding during the year. Diluted earnings per share is computed using the weighted average number of common and potential common shares outstanding during the year.  Potential common shares consist of the incremental common shares issuable upon the exercise of stock options using the treasury stock method.

Stock-Based Compensation Plan

The Company applies the fair value based method of accounting to all stock-based compensation. The fair value of the options issued in the year is determined using the Black-Scholes option pricing model.  The estimated fair value of the options is expensed to income over the vesting period.

Financial Instruments

All financial instruments are recorded initially at fair value. In subsequent periods, all financial instruments are measured based on the classification adopted for the financial instrument: held for trading, held to maturity, loans and receivables, available for sale or other liability.

Financial Assets

Held for trading assets are subsequently measured at fair value with the change in the fair value recognized in net income during the period.

Held to maturity assets are subsequently measured at amortized cost using the effective interest rate method.

Loans and receivables are subsequently measured at amortized cost using the effective interest rate method.

Available for sale assets are subsequently measured at fair value with the changes in fair value recorded in other comprehensive income, except for equity instruments without a quoted market price which are measured at cost.

Financial Liabilities

Held for trading liabilities are subsequently measured at fair value with the change in the fair value recognized in net income during the period.

Other liabilities are subsequently measured at amortized cost using the effective interest rate method.  Transaction costs are expensed as incurred.

Lingo Media Corporation
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

The Company has classified its financial instruments as follows:

Financial Instrument	Classification
Cash	Held for trading
Accounts and grants receivable	Loans and receivables
Accounts payable	Other liabilities
Accrued liabilities	Other liabilities
Loans payable	Other liabilities

The Company's financial instruments measured at fair value on the balance sheet consist of cash. Cash is measured at level 1 of the fair value hierarchy. There are three levels of the fair value hierarchy as follows:

Level 1: Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2: Values based on quoted prices in markets that are not active or model inputs that are observable either directly of indirectly for substantially the full term of the asset or liability.

Level 3: Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

Impairment of Long-Lived Assets

Management reviews the carrying amounts of long-lived assets if events or circumstances indicate that the carrying amount may not be recoverable.  Recoverability is measured by comparing the carrying amounts of a group of assets to the future undiscounted net cash flows expected to be generated by that group of assets.  If the carrying amount is not recoverable, the Company would recognize an impairment loss equal to the amount by which the carrying value of a group of assets exceeds their fair value.

3.	CHANGE IN ACCOUNTING POLICIES

In January 2009, the CICA has recently issued CICA Handbook Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non Controlling Interests.  These new sections replace the currently existing standards in CICA Handbook Section 1581, Business Combinations, and Section 1600, Consolidated Financial Statements.

Section 1582 amends the standards for measurement, presentation and disclosure of a business combination.  A number of changes are specified, including an expanded definition of a business, a requirement to measure all business acquisitions at fair value, a requirement to measure non controlling interests at fair value, and a requirement to recognize acquisition related costs as expenses.

Lingo Media Corporation
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

3.	CHANGE IN ACCOUNTING POLICIES (Cont'd)

These standards will require a change in the measurement and presentation of non controlling interest.  As a result of these changes, net earnings will include 100% of the subsidiary’s results and non controlling interest will be presented as part of shareholders’ equity on the consolidated balance sheet.

The impact of adoption of this standard is described in Note 9.

Future Accounting Changes

(a)
In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable entities will be required to adopt International Financial Reporting Standards (“IFRS”). The Company must prepare its interim and annual financial statements in accordance with IFRS for periods beginning on January 1, 2011.  The Company has developed a plan to convert its consolidated financial statements to IFRS.

4.	INVESTMENT AND ADVANCES

In June 2005, the Company signed a definitive Joint Venture Agreement (“JV Agreement”) with Sanlong Cultural Communication Co. Ltd. (“Sanlong”). The joint venture company was known as Hebei Jintu Education Book Co. Ltd. (“Jintu”). The Company has incurred and advanced a total of $339,939 to the joint venture. The Company intended to utilize the sales channel of Jintu to localize and distribute product of A+. Since A+ has filed a Notice of Intent to make Proposal under the Bankruptcy and Insolvency Act ("Proposal") in 2008 (Note 10), the Company has written-off its investment in the joint venture.

5.	PROPERTY AND EQUIPMENT

Property and equipment consists of computer and office equipment:

	2010	2009
Cost	$228,782	$225,710
Accumulated amortization	(166,440)	(152,359)
Net carrying value	$62,342	$73,351

Lingo Media Corporation
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

6.	PUBLISHING DEVELOPMENT COSTS

Publishing development costs consist of the following:

	2010	2009
Cost	$1,301,220	$1,301,220
Accumulated amortization	(1,292,413)	(1,277,202)
	$8,807	$24,018

In 2008, one of the Company’s projects was put on hold; the resulting impairment provision of $27,915 is included in the Statement of Operations in General and Administrative.

7.	SOFTWARE AND WEB DEVELOPMENT COSTS

In October 2007, the Company acquired Speak2Me, a media company that has developed software combining speech recognition and animation technology for the teaching and practice of spoken English.  From that point until late 2009, the Company continued to develop this technology and capitalized it as software and web development costs.  Upon acquisition of ELL Technologies, the Company started capitalizing costs related to their new software and web development initiatives.

		Accumulated
December 31, 2010	Net	Amortization	Cost

Software and web development(i)	$6,466,288	$3,625,867	$2,840,421
Content platform(ii)	1,477,112	174,792	1,302,320
Customer relationships(iii)	130,000	38,458	91,542
	$8,073,400	$3,839,117	$4,234,283

		Accumulated
December 31, 2009	Cost	Amortization	Net
Software and web development(i)	$6,153,543	$1,395,736	$4,757,807
	$6,153,543	$1,395,736	$4,757,807

(i)
The Company began commercial production and sale of product during 2009 and started amortizing the cost of software and web development costs on a straight-line basis over the useful life of the assets which is estimated to be 3 years.

(ii)
In 2010, the Company acquired a content platform, which was already commercialized.  The content platform costs are being amortized on a straight-line basis over the useful life of the assets which is estimated to be 5 years.

(iii)
In 2010, the Company acquired customer relationships on acquisition.  The customer relationships are being amortized on a straight-line basis over the useful life of the assets which is estimated to be 2 years.

Lingo Media Corporation
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

8.	LOANS PAYABLE

Loans payable consists of the following:

	2010	2009
Loans payable, interest bearing at 9% per annum with monthly interest payments, secured by a general security agreement and due on September 8 2011. (i) (ii)	$1,000,000	$-
Loan payable, interest bearing at 12% per annum with monthly interest payments, secured by assigned accounts and due on demand. (iii)	100,000	-
Loan payable in USD, interest bearing at 12% per annum with monthly interest payments, secured by assigned accounts and due on demand. (iii)	102,000	-
Loan payable, interest bearing at 12% per annum with monthly interest payments, secured by a general security agreement and due on demand.	100,000	-
Loan payable, interest bearing at 12% per annum with monthly interest payments, secured by a general security agreement and due June 30, 2011. (iii)	200,000	-
Loans payable, interest bearing at 12% per annum with monthly interest payments, secured by a general security agreement and due October 31, 2011.	50,000	-
Loans payable, interest bearing at 12% per annum with monthly interest payments, secured by assigned accounts and due on demand. (iii)	35,000	-
	$1,587,000	$-

(i)	The Company issued 433,332 shares with a total value of $260,000 as a bonus to secure the loan financing (Note 11).

(ii)	Included in the $1,000,000 loan are loans in the amount of $345,000 to related parties as disclosed in Note 15(e).

(iii)	Loans in the amount of $437,000 were repaid as disclosed in Note 23(a).

Lingo Media Corporation
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

9.	ACQUISITION

On May 13, 2010, the Company acquired all issued and outstanding shares of ELL Technologies (the "Acquisition").  The results of ELL Technologies’ operations have been included in these consolidated financial statements since that date.

The aggregate purchase price was $1,385,000 which is satisfied through the treasury shares issued in the amount of 1,000,000 valued at $620,000 and an agreement to pay $1,000,000USD less identified liabilities greater than $100,000USD, calculated to be $765,000, to be paid 12 months after the closing date or earlier, in cash and/or in Lingo Media treasury shares at the Company’s sole discretion.

In connection with the Acquisition, 50,000 shares valued at $31,000 were issued, along with cash payments of $128,000, to a broker agent.  These acquisition costs were expensed as incurred.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed on the date of acquisition.

ELL
Technologies
ELL content	$1,477,112
Customer relationships	130,000
Future income tax asset	433,000
Goodwill	139,618
Current liabilities	(340,195)
Future income tax liability	(433,000)
$1,406,535
Share consideration	$620,000
Loan payable	786,535
$1,406,535

Lingo Media Corporation
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

10.	DISCONTINUED OPERATIONS

On December 23, 2008, A+, the Company’s 70.33% owned subsidiary, filed a Proposal.  The Company wrote-down the carrying value of its 70.33% investment in A+, resulting in a gain of $367,293 in 2009 (2008 - loss of $1,571,369) to earnings, included in the write-down was $NIL (2009 - $NIL, 2008 - $274,852) in future income tax assets related to its A+ subsidiary.

All comparative figures have been adjusted to exclude results from discontinued operations.

The statement of income (loss) for the discontinued operations is as follows:

	2010	2009	2008
Operating revenue	$-	$-	$2,575,559
Recovery (expenses)	-	367,293	(3,025,797)
Write-off of goodwill	-	-	(1,121,131)
Income (loss) from discontinued operations	$-	$367,293	$(1,571,369)

11.	CAPITAL STOCK, WARRANTS AND STOCK OPTIONS

(a)	Authorized

unlimited	preference shares, no par value
unlimited	common shares, no par value

The following details the changes in issued and outstanding common shares:

	Number	Amount
Balance, January 1, 2009	12,457,607	$14,205,515
Issued:
Options exercised	8,250	14,677
Balance, December 31, 2009	12,465,857	$14,220,192
Issued:
Acquisition of ELL Technologies (Note 9)	1,050,000	651,000
Shares issued on financing (Note 8(i))	433,332	260,000
Balance, December 31, 2010	13,949,189	$15,131,192

Lingo Media Corporation
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

11.	CAPITAL STOCK, WARRANTS AND STOCK OPTIONS (Cont'd)

(b)	Warrants

			Weighted	Weighted
	Number	Amount	Avg. Price	Avg. Life
Balance, January 1, 2009	2,314,286	$372,383	$4.00	1.9
Issued:
Less: Expired warrants issued with private placement	(171,428)	(91,028)	2.00	1.0
Balance, December 31, 2009	2,142,858	$281,355	$6.00	0.7
Less: Expired warrants issued with private placement	(2,142,858)	(281,355)	8.00	1.0
Balance, December 31, 2010	-	$-	$-	-

All outstanding warrants are exercisable as of December 31, 2009.

(c)	Contributed Surplus

Total
Balance, January 1, 2009	$847,768
Stock-based compensation	359,004
Options exercised	(7,169)
Warrants expired	91,028
Balance, December 31, 2009	$1,290,631
Stock-based compensation	69,297
Warrants expired	281,355
Balance, December 31, 2010	$1,641,283

Lingo Media Corporation
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

11.	CAPITAL STOCK, WARRANTS AND STOCK OPTIONS (Cont'd)

(d)       Stock Option Plan

In September 2010, the Company amended its stock option plan (the “2010 Plan“).  The 2010 Plan was established to provide an incentive to employees, officers, directors and consultants of the Company and its subsidiaries.  The maximum number of shares which may be reserved for issuance under the 2010 Plan is limited to 2,703,171 common shares less the number of shares reserved for issuance pursuant to options granted under the 1996 Plan, the 2000 Plan, the 2005 Plan and 2009 Plan, provided that the Board of Directors of the Company has the right, from time to time, to increase such number subject to the approval of the relevant exchange on which the shares are listed and the approval of the shareholders of the Company.  The maximum number of common shares that may be reserved for issuance to any one person under the 2010 Plan is 5% of the common shares outstanding at the time of the grant (calculated on a non-diluted basis) less the number of shares reserved for issuance to such person under any option to purchase common shares of the Company granted as a compensation or incentive mechanism.  The exercise price of each option can not be less than the market price of the shares on the day immediately proceeding the day of the grant less any permitted discount.  The exercise period of the options granted can not exceed 10 years.  Options granted under the 2010 Plan do not have any required vesting provisions. The Board of Directors of the Company may, from time to time, amend or revise the terms of the 2010 Plan or may terminate it at any time.

Changes for the stock option plans during the years ended December 31, 2010 and 2009 are as follows:

	2010		2009
		Weighted		Weighted
	Number	Average	Number	Average
	of	Exercise	of	Exercise
	Options	Price	Options	Price
Options outstanding, beginning of year	919,106	$1.30	633,120	$1.04
Options granted	100,000	1.75	597,250	1.75
Options exercised	-	-	(8,250)	0.91
Options expired	(197,959)	1.36	(198,846)	1.62
Options forfeited	(112,791)	1.75	(104,168)	1.75
Options outstanding, end of year	708,356	$1.27	919,106	$1.30
Options exercisable, end of year	658,356	$1.24	659,273	$1.12

Lingo Media Corporation
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

11.	CAPITAL STOCK, WARRANTS AND STOCK OPTIONS (Cont'd)

(d)       Stock Option Plan (Cont'd)

The following table summarizes information about stock options outstanding at December 31, 2010:

		Options Outstanding		Options Exercisable
		Weighted
Range		Average	Weighted		Weighted
of		Remaining	Average		Average
Exercise	Number	Contractual	Exercise	Number	Exercise
Prices	Outstanding	Life	Price	Outstanding	Price
$0.70 - $1.00	312,570	1.40	$0.72	312,570	$0.72
$1.01 - $1.33	29,286	1.13	1.23	29,286	1.23
$1.34 - $2.00	366,500	3.12	1.75	316,500	1.75
Total	708,356	2.28	$1.27	658,356	$1.24

 (e)       Fair Value of Options

The weighted average grant-date fair value of options granted to employees, consultants and directors during 2010 has been estimated at $0.03 (2009 - $0.71) using the Black-Scholes option-pricing model. The estimated fair value of the options granted is expensed over the options vesting periods. The pricing model assumes the weighted average risk free interest rates of 1.08% (2009 – 1.65%) weighted average expected dividend yields of NIL (2009 – NIL), the weighted average expected common stock price volatility of 94% (2009 – 147%) and a weighted average expected life of 1 year (2009 – 4 years), which were estimated based on past experience with options and option contract specifics.

Lingo Media Corporation
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

12.	INCOME TAXES

The provision for income taxes reflects an effective income tax rate, which differs from the Canadian corporate income tax rate as follows:

	2010	2009	2008
Combined basic Canadian federal and provincial income tax rate	31.00%	33.00%	33.50%
Effective income tax recovery on loss from
continuing operations before income taxes	$(1,263,573)	$(917,200)	$(725,763)
Increase (decrease) resulting from change in the valuation allowance	(15,078)	118,265	14,309
Effect of reduced income taxes in foreign jurisdiction and subsidiary with lower tax rate	-	-	76,000
Withholding tax on sales to China	168,080	179,751	145,018
Non-deductible items	25,133	128,165	298,161
Expiration of non-capital losses	224,420	93,120	-
Change in enacted rates	-	367,791	57,438
Change in prior year estimates and other	464,101	209,859	464,105
Share issue cost	-	-	(184,250)
	$(396,917)	$179,751	$145,018

The tax effect of temporary differences representing future tax assets is as follows:

	2010	2009
Future tax assets:
Operating loss carry forwards	$2,688,000	$2,193,075
Share issue costs	67,000	101,681
	2,755,000	2,294,756
Valuation allowance	(1,657,000)	(1,672,220)
Future tax assets recognized	1,098,000	622,536
Software and web development costs	(1,103,000)	(1,195,456)
Property and equipment	5,000	7,923
Net future tax assets (liabilities)	$-	$(564,997)

Future tax assets and liabilities will be impacted by changes in future tax laws and rates.  The effects of these changes are not currently determinable. In assessing whether the future tax assets are realizable, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized.  The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the years in which those temporary differences become deductible. Management considers projected future taxable income, uncertainties related to the industry in which the Company operates and tax planning strategies in making this assessment. The Company has not recognized any benefit for these losses.

Lingo Media Corporation
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

12.	INCOME TAXES (Cont'd)

At December 31, 2010, the Company has non-capital losses available for carry forward for Canadian income tax purposes amounting to $10,751,642. These losses expire in the following fiscal years:

2014	$707,084
2015	767,114
2026	1,189,664
2027	1,067,640
2028	2,170,269
2029	1,972,846
2030	2,877,025
$10,751,642

13.	GOVERNMENT GRANTS

Included as a reduction of general and administrative expenses are government grants of $85,648 (2009 – $95,759, 2008 - $110,430), relating to the Company's publishing projects in China. At the end of the year, $13,208 (2009 - $NIL) is in prepaids and sundry assets.

During 2008, the Company was audited by a government agency and was assessed with a repayment amount of $115,075. In 2010, the Company was reassessed with a reduction to the repayment to $100,000.  The Company continues disputing the reassessment however has included a provision of for the full amount (2009 - $45,000), which is included in accrued liabilities. An expense in the amount of $55,000 (2009 - $45,000) has been recorded in general and administrative expense.

Certain government grants are repayable in the event that the Company's annual net income for each of the previous two years exceeds 15% of revenue. During the year, the conditions for the repayment of grants did not arise and no liability was recorded.

14.	FOREIGN EXCHANGE GAIN OR LOSS

Included in selling, general and administrative is a foreign exchange loss of approximately $25,696 (2009 – $158,546, 2008 – $160,223) relating to the changes in currency translation rates in respect of Company's activities denominated in foreign currencies.

15.	RELATED PARTY BALANCES AND TRANSACTIONS

During the year, the Company had the following transactions with related parties, made in the normal course of operations, and accounted for at an amount of consideration established and agreed to by the Company and related parties.

(a)
In 2008, the Company had loans payable due to a corporation controlled by one of its directors bearing interest at 12% per annum.  The Company received $60,000 and repaid $277,000 of these loans in 2008.  Interest expense related to these loans for 2008 is $18,490.

Lingo Media Corporation
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

15.	RELATED PARTY BALANCES AND TRANSACTIONS (Cont'd)

(b)	In 2010, the Company charged $78,137 (2009 - $98,734, 2008 - $41,913) to a corporation with one director in common for rent, administration, office charges and telecommunications.

(c)
In 2010, the Company paid $19,548 (2009 - $52,371, 2008 - $218,075) in legal fees to a law firm in which a director of the Company is a partner.  These fees are included in general and administrative expense and share issuance cost within share capital.  At December 31, 2010, $NIL is recorded as part of accrued liabilities (2009 - $29,913).

(d)
In 2010, the Company paid $185,000 (2009 - $180,000, 2008 - $180,000) for consulting fees to a corporation owned by a director and officer of the Company. At December 31, 2010, $91,113 is recorded as part of accrued liabilities (2009 - $23,913).

(e)
In 2010, the Company had loans payable due to corporations controlled by officers in the Company in the amount of $345,000 bearing interest at 9% per annum.  Interest expense related to these loans for 2010 is $21,607.

16.	CAPITAL RISK MANAGEMENT

The Company’s objective when managing capital is to maintain its ability to continue as a going concern in order to provide returns for shareholders. The Company’s capital structure comprised of issued capital stock, warrants, contributed surplus and deficit. The Company’s objective in management of its capital structure is to ensure access to sufficient cash flow to carry out its ongoing operations. If and when necessary, the Company may attempt to raise additional funds through the issuance of capital stock and warrants or by securing debt financing. The Company is not subject to externally imposed capital requirements.

17.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company as part of its operations carries a number of financial instruments.  It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments except as otherwise disclosed.

(a)	Currency risk:

The Company is subject to currency risk through its activities outside of Canada.  Unfavourable changes in the exchange rate may affect the operating results of the Company.  The Company is also exposed to currency risk as a substantial amount of its revenue is denominated in United States dollars ("USD").

A 10% strengthening of the US dollars against Canadian dollars would have increased the net equity by $118,884 (2009 - $109,599) due to reduction in the value of net liability balance.  A 10% of weakening of the US dollar against Canadian dollar at December 31, 2010 would have had the equal but opposite effect.

There were no derivative instruments outstanding at December 31, 2009 and 2008.

Lingo Media Corporation
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

17.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Cont'd)

(b)	Financial instruments:

The significant financial instruments of the Company, their carrying values and the exposure to USD denominated monetary assets and liabilities, as of December 31, 2010 are as follows:

	US Denominated		China Denominated		Taiwan Denominated
	CAD	USD	CAD	RMB	CAD	NTW
Cash	111,537	112,142	550	3,643	-	-
Accounts receivable	335,019	333,210	552,539	3,661,621	-	-
Accounts payable	170,092	171,015	-	-	-	-

USD, RMB and New Taiwan dollars are converted on the prevailing year-end exchange rates.

(c)	Fair market values:

The carrying values of cash, accounts and grants receivable, accounts payable, accrued liabilities and loans payable approximate their fair values due to the relatively short periods to maturity.

(d)	Concentration of risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and accounts receivable.  Cash consists of deposits with major financial institutions.  With respect to accounts receivable, the Company performs periodic credit evaluations of the financial condition of its customers and typically does not require collateral from them.  Management assesses the need for allowances for potential credit losses by considering the credit risk of specific customers, historical trends and other information.  Accounts receivable are in good standing at December 31, 2010.  Included in accounts receivable are amounts of approximately $244,000 (2009 - $42,000) that are past due.

(e)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due.

The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. Senior management is actively involved in the review and approval of planned expenditures.

18.	ECONOMIC DEPENDENCE

The Company has sales to a major customer in 2010, 2009 and 2008, a government agency of the People’s Republic of China.  The total percentage of sales to this customer net of discontinued operations during the year was 59% (2009 – 75%, 2008 – 100%), and the total percentage of accounts receivable at December 31, 2010 was 45% (2009 - 93%, 2008 – 95%).

Lingo Media Corporation
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

19.	SEGMENTED INFORMATION

The Company operates two distinct reportable business segments as follows.

Online English Language Learning: The Company offers an online service using robust speech recognition technology through its subsidiary Speak2Me Inc.

English Language Learning Publishing: The Company develops, publishes, distributes and licenses book, audio/video cassette, CD-based product and supplemental product for English language learning for the educational school markets in China through its subsidiary Lingo Learning Inc.

	Online English	English
	Language	Language
	Learning	Learning	Total
Revenue	857,335	1,127,818	1,985,153
Cost of sales	75,869	42,072	117,941
Margin	781,466	1,085,746	1,867,212
Acquisition of property and equipment	2,104	968	3,072
Segment assets	5,054,637	645,885	5,700,522
Segment income (loss)	(4,628,088)	(308,115)	(4,936,203)

The Company's revenue by geographic region based on the region in which the customers are located is as follows:

	2010	2009	2008
Canada	$-	$-	$1,220
China	1,311,850	1,466,696	967,908
Other	673,303	-	-
	$1,985,153	$1,466,696	$969,128

The majority of the Company’s identifiable assets are located as follows:

	2010	2009
Canada	$5,669,615	$5,684,784
China	30,907	18,368
	$5,700,522	$5,703,152

Lingo Media Corporation
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

20.	COMMITMENTS AND CONTINGENCY

The Company has future minimum lease payments under operating leases for premises and equipment as follows:

2011	$284,602
2012	181,583
2013	187,235
2014	188,365
2015	188,365
2016	38,122

The rent expense associated with operating lease for premise and equipment is recognized on a straight-line basis.

As a result of the acquisition of ELL Technologies (see Note 9), the Company will owe royalties of 3-9% (Year 2) and 2-8% (Year 3) of ELL Technologies revenues based upon a number of gross revenue targets.  Royalty amounts will be due on a quarterly basis.

The Company has a contingency at December 31, 2010 relating to an assessment from a government agency (see Note 13).

21.	RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements are prepared in accordance with Canadian GAAP. Except as set out below, these financial statements also comply, in all material aspects, with accounting principles generally accepted in the United States (“United States", "U.S." or "US GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission.

The following tables reconcile results as reported under Canadian GAAP with those that would have been reported under United States GAAP.

Lingo Media Corporation
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

21.	RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Cont'd)

Balance Sheet:

	2010			2009
	Balance		Balance	Balance		Balance
	Canadian		US	Canadian		US
	GAAP	Adjustment	GAAP	GAAP	Adjustment	GAAP
Current assets	$1,255,472	$-	$1,255,472	$847,976	$-	$847,976
Property and equipment, net	62,342	-	62,342	73,351	-	73,351
Publishing development costs, net	8,807	(8,807)	-	24,018	(24,018)	-
Software & web development costs, net	4,234,283	(2,840,421)	1,393,862	4,757,807	(4,757,807)	-
Goodwill	139,618	-	139,618	-	-	-
	$5,700,522	$(2,849,228)	$2,851,294	$5,703,152	$(4,781,825)	$921,327
Current liabilities	3,220,581	-	3,220,581	723,113	-	723,113
Future income taxes	-	-	-	564,997	-	564,997
Loan payable	763,729	-	763,729	-	-	-
	3,984,310	-	3,984,310	1,288,110	-	1,288,110
Common shares	15,131,192	-	15,131,192	14,220,192	-	14,220,192
Warrants	-	-	-	281,355	-	281,355
Contributed surplus	1,641,283	243,250	1,884,533	1,290,631	243,250	1,533,881
Deficit	(15,056,263)	(3,092,478)	(18,148,741)	(11,377,136)	(5,025,075)	(16,402,211)
	$5,700,522	$(2,849,228)	$2,851,294	$5,703,152	$(4,781,825)	$921,327

Lingo Media Corporation
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

21.	RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Cont'd)

Statements of Operations:

	2010	2009	2008
Loss from continuing operations - Canadian GAAP	$(3,679,127)	$(2,959,145)	$(2,311,474)
Impact of US GAAP and adjustments:
Amortization of publishing development costs (a)	15,211	89,375	128,478
Amortization of software and web development costs (c)	2,230,131	1,395,736	-
Publishing development costs write-off (a)	-	-	(218,795)
Deferred cost write-off (b)	-	-	157,419
Software and web development costs
write-off (c)	(312,745)	(922,232)	(880,846)
Loss from continuing operations
- United States GAAP	(1,746,530)	(2,396,266)	(3,125,218)
Net income (loss) from discontinued operations
- United States GAAP	-	367,293	(1,571,369)
Net loss and comprehensive loss
- United States GAAP	$(1,746,530)	$(2,028,973)	$(4,696,587)
Basic and diluted loss per share from continuing operations - United States GAAP	$(0.13)	$(0.19)	$(0.30)
Basic and diluted loss per share
- United States GAAP	$(0.13)	$(0.16)	$(0.45)

Lingo Media Corporation
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

21.	RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Cont'd)

Statement of Cash Flows:

	2010	2009	2008
Cash used in operating activities
- Canadian GAAP	$(1,241,728)	$(808,104)	$(1,240,199)
Impact of United States GAAP and adjustments:
Write-off of software & web development cost	(312,745)	(922,232)	(880,846)
	$(1,554,473)	$(1,730,336)	$(2,121,045)
Cash (used in) provided by investing activities
- Canadian GAAP	$(315,817)	$(945,190)	$(908,200)
Impact of United States GAAP and adjustments:
Write-off of software & web development cost	312,745	922,232	880,846
Cash (used in) provided by investing activities
- United States GAAP	$(3,072)	$(22,958)	$(27,354)

Cash (used in) provided by discontinued operations - Canadian and United States GAAP
Operating activities	$-	$(251,714)	$159,671
Financing activities	-	(80,986)	(149,014)
	$-	$(332,700)	$10,657

Lingo Media Corporation
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

21.	RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Cont'd)

Statement of Changes in Equity:

	Number of	Number of	Contributed
	Shares	Amount	Warrants	Amount	Surplus	Deficit	Total
Balance, January 1, 2008	9,582,262	$10,174,453	387,500	$161,254	$695,661	$(9,676,651)	$1,354,717
Private placement for cash, net	2,857,143	3,992,241	2,314,286	372,383	-	-	4,364,624
Options exercised	18,202	38,821	-	-	(18,688)	-	20,133
Expired warrants	-	-	(387,500)	(161,254)	161,254	-	-
Stock-based compensation	-	-	-	-	252,791	-	252,791
Net loss for the year	-	-	-	-	-	(4,696,587)	(4,696,587)
Balance, December 31,
2008	12,457,607	14,205,515	2,314,286	372,383	1,091,018	(14,373,238)	1,295,678
Options exercised	8,250	14,677	-	-	(7,169)	-	7,508
Expired warrants	-	-	(171,428)	(91,028)	91,028	-	-
Stock-based compensation	-	-	-	-	359,004	-	359,004
Net loss for the year	-	-	-	-	-	(2,028,973)	(2,028,973)
Balance, December 31,
2009	12,465,857	14,220,192	2,142,858	281,355	1,533,881	(16,402,211)	(366,783)
Acquisition of ELL Technologies	1,050,000	651,000	-	-	-	-	651,000
Shares issued on financing	433,332	260,000	-	-	-	-	260,000
Expired warrants	-	-	(2,142,858)	(281,355)	281,355	-	-
Stock-based compensation	-	-	-	-	69,297	-	69,297
Net loss for the year	-	-	-	-	-	(1,746,530)	(1,746,530)
Balance, December 31,
2010	13,949,189	$15,131,192	-	$-	$1,884,533	$(18,148,741)	$(1,133,016)

(a)	Publishing development costs:

Under Canadian GAAP, the Company capitalized costs related to English Language Learning products and programs and amortizes these costs on a straight-line basis over periods of up to five years. Under United States GAAP, these costs are expensed as incurred.

(b)
The portion of investment and advances relating to a joint venture recorded under Canadian GAAP as deferred costs and written down during 2008 is added back for United States GAAP as it is already expensed in prior years as incurred.

(c)
Under Canadian GAAP, the Company capitalized the cost of the Speak2Me acquisition and will begin amortization upon the selling of the products on a straight-ling basis over three years. Under United States GAAP, acquisition costs of the Speak2Me technology are considered acquired in-process research and development. Since as of the acquisition date, the technology acquired requires a substantial amount of development work in order to begin selling as a product hence this cost is expensed in 2007.  The Company failed to expense the acquisition costs for US GAAP purposes in its 2007 financial statement reconciliation of Canadian to US GAAP disclosure and has now restated the reconciliation to reflect the expense. Furthermore, the Company continues to expense any development costs incurred during 2007, 2008 and 2009 for United States GAAP purposes.

Lingo Media Corporation
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

21.	RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Cont'd)

(d)
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

(e)
US GAAP clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statement.  The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. US GAAP also provides accounting guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The evaluation of tax positions under US GAAP is a two-step process, whereby (1) the Company determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company would recognize the largest amount of tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement with the related tax authority. The Company has not adopted US GAAP for Canadian GAAP purposes. Based on the Company’s assessment, the adoption of US GAAP would not have a significant impact on the Company’s financial statements for purposes of reconciling Canadian GAAP to United States GAAP.

(f)	Recently Adopted Accounting Pronouncements

(i)
In June 2009, the FASB launched the FASB Accounting Standards Codification, or the Codification, as the single source of authoritative U.S. GAAP recognized by the FASB. The Codification reorganizes various U.S. GAAP pronouncements into accounting topics and displays them using a consistent structure. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. The Codification is effective for interim and annual periods ending after September 15, 2009. The adoption of this standard had no impact on the Company's financial statements.

(ii)
The new disclosure requirements regarding inputs and valuation techniques for Level 2 fair value measurements are effective for interim and annual reporting periods beginning after December 15, 2009, and are consistent with IFRS 7 Financial Instruments: Disclosures. The Company uses Level 1 inputs (Quoted prices in active market) for determination of fair value of available-for-sale securities. The Company uses Level 2 inputs (significant observable inputs) to estimate the fair value of incentive stock options when determining compensation expense to be recognized. It is not anticipated that there will be a change in the nature of inputs or in the valuation techniques applied so there will be no material impact on the Company's financial statements. The Company is assessing the required disclosure to prepare for implementation for the first interim period of the fiscal year ending December 31, 2010.

Lingo Media Corporation
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

21.	RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Cont'd)

(f)	Recent Accounting Pronouncements (Cont'd)

(iii)
In April 2008, US GAAP released an amendment to the factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets. This new guidance applies prospectively to intangible assets that are acquired individually or with a group of other assets in business combinations and asset acquisitions. The new standard is effective for fiscal years and interim periods beginning after December 15, 2008. The Company adopted the new standard starting on January 1, 2009 and the adoption had no impact on our consolidated financial statements.

(iv)
In December 2007, the FASB issued a new statement. This statement affects only entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. This statement provides guidance on the accounting and reporting for non-controlling interest in a subsidiary to improve the relevance, comparability, and transparency of the financial information provided by consolidated financial statements. The adoption of this standard had no material impact on the Consolidated Financial Statements.

(g)	Recent Accounting Pronouncements

(i)
In October 2009, the FASB issued a new accounting standard for revenue recognition for arrangements with multiple deliverables. The new standard impacts the determination of when the individual deliverables included in a multiple-element arrangement may be treated as separate units of accounting. Additionally, the new standard modifies the manner in which the transaction consideration is allocated across the separately identified deliverables by no longer permitting the residual method of allocating arrangement consideration. The new standard is effective for fiscal years beginning on or after June 15, 2010; however, early adoption of this standard is permitted. We have determined that there will be no impact on our consolidated financial statements for existing customer arrangements upon adoption of the new accounting standard.

(ii)
In October 2009, the FASB issued a new accounting standard for the accounting for certain revenue arrangements that include software elements. The new standard amends the scope of pre-existing software revenue guidance by removing from the guidance non-software components of tangible products and certain software components of tangible products. The new standard is effective for fiscal years beginning on or after June 15, 2010; however, early adoption of this standard is permitted. We have determined that there will be no impact on our consolidated financial statements for existing customer arrangements upon adoption of the new accounting standard.

Lingo Media Corporation
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

22.	SUPPLEMENTAL CASH FLOW INFORMATION

	2010	2009	2008
Income taxes and other taxes paid	$173,132	$179,751	$145,018
Interest paid	$70,925	$-	$95,544

Non-cash transactions:

(a)	In 2010, 433,332, common shares in the amount of $260,000 were issued as financing fees related to a loan financing of $1,000,000.

(b)	In 2008, warrants were issued in connection with a private placement are valued at $281,357. This amount has been recorded as an increase in warrants amount charged against share capital.

(c)
In 2008, compensation warrants were issued in connection with a private placement are valued at $91,025. This amount has been recorded as an increase in warrants amount with a corresponding increase in share issue costs which is charged against share capital

(d)	Included in the capital stock is $NIL (2009 - $7,169) representing the fair value of stock options exercised (see Note 11(c)).

23.	SUBSEQUENT EVENTS

(a)	On January 3, 2011, various loans in the amount of $437,000 were repaid.

(b)
On March 4, 2011, the Company closed a non-brokered private placement of 3,658,668 units at $0.60 per unit for gross proceeds of $2,195,200.  Each unit is comprised of one common share and one non-transferable common share purchase warrant, which entitles the holder to purchase one common share at $0.75 per share until September 4, 2012.

