Form 20-F/A
period 2010-12-31
LINGO MEDIA CORP
filed 2012-03-13
CIK 1177167

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
Annual Report
FORM 20-F/A

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
X    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010

OR
☐    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☐    SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from __________ to ________

Commission file number 333-98397

LINGO MEDIA CORPORATION
(FORMERLY LINGO MEDIA INC.)
(Exact name of Registrant as specified in its charter)

Ontario, Canada
(Jurisdiction of incorporation or organization)

151 Bloor Street West, #703, Toronto, Ontario, Canada M5S 1S4
(Address of principal executive offices)

Michael Kraft, Facsimile: 416-927-1222
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined by Rule 405 of the Securities Act
Yes ___ No XXX

If this report is an annual transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ___ No XXX

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes XXX   No ___

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ___ No ___

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ___                                                      Accelerated Filer ___                                           Non-accelerated filer XXX

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ___	International Financial Reporting Standards as issued by Other XXX the International Accounting Standards Board ___

If “Other” has been checked in response to the previous question mark, indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 XXX   Item 18 ___

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ___ No XXX

LINGO MEDIA CORPORATION
FORM 20-F ANNUAL REPORT
TABLE OF CONTENTS

PART I

PART II

Item 13.	Default, Dividend Arrearages and Delinquencies	75
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	75
Item 15.	Controls and Procedures	75
Item 16.	Reserved.	77

PART III

Item 17.	Financial Statements	78
Item 18.	Financial Statements.	78
Item 19.	Exhibits	78

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

Operating Results

Fiscal Year Ended December 31, 2010 vs. Fiscal Year Ended December 31, 2009

Revenue and Margin

The Company operates two distinct business segments, print-based and online English language learning. Consolidated results are as follows:

	2010	2009	2008
Revenue	$1,985,153	$1,466,696	$969,128
Direct costs	117,941	144,994	126,329
Margin	$1,867,212	$1,321,702	$842,799
Margin (%)	94%	91%	87%

Lingo Media earned print-based English language learning revenues in China as follows:

	2010	2009	2008
Revenue	$1,127,818	$1,095,994	$969,128
Direct costs	42,072	74,565	126,329
Margin	$1,085,746	$1,021,429	$842,799
Margin (%)	96%	93%	87%

Revenues from China for the year ended December 31, 2010 are $1,127,818 compared to $1,095,994 for fiscal 2009, and $969,128 for fiscal 2008. Direct costs associated to revenue from PEP are kept to a minimum and has been consistent throughout the years. The Company continues to maintain its relationship with PEP and is investing in the development of new programs to maintain and increase its royalty revenues.

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

In 2009, Lingo Media started earning advertising and sponsorship revenue, as well as training revenue.  Its results are as follows:

	2010	2009	2008
Revenue	$857,335	$370,702	Nil
Direct costs	75,869	70,429	Nil
Margin	$781,466	$300,273	Nil
Margin (%)	91%	81%	Nil

Lingo Media revenue from the sale of early childhood development program through its 70.33% owned subsidiary, A+ and results from operations are as follows:

	2010	2009	2008
Revenue	Nil	Nil	$2,575,559
Direct costs	Nil	Nil	581,555
Margin	Nil	Nil	$1,994,004
Margin (%)			77%

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

Net Loss from Continuing Operations

Net loss from continuing operations for the Company was $(3,679,127) for the year ended December 31, 2010 as compared to $(2,959,145) in 2009 and $(2,311,474) in 2008.  These losses can be attributed to the two operating segments as shown below:

	2010	2009	2008
Online ELL
Revenue	$857,335	$370,702	$-
Direct costs	75,869	70,429	-
Margin	781,466	300,273	-

Expenses:
General and administrative	1,344,291	556,284	490,160
Amortization of property and equipment	13,282	6,684	12,485
Amortization of software & web development	2,443,382	1,395,736	-
Income taxes and other taxes	(568,167)	12,852	-
	3,232,788	1,971,556	502,645
Segment loss – Online ELL	(2,451,307)	(1,671,283)	(502,645)

Print-Based ELL
Revenue	1,127,818	1,095,994	969,128
Direct costs	42,072	74,565	126,329
Margin	1,085,746	1,021,429	842,799

Expenses:
General and administrative	1,583,524	1,678,089	1,637,567
Inventory write-off	-	-	15,618
Development cost write-down	-	-	27,915
Amortization of property and equipment	799	1,357	3,236
Amortization of publishing development costs	15,211	87,346	128,478
Income taxes and other taxes	171,250	164,399	145,018
	1,770,784	1,931,191	1,957,832

Other:
Amortization of property and equipment	-	8,432	5,522
Interest and other financial expenses	473,470	10,564	95,544
Stock-based compensation	69,297	359,004	252,792
Deferred cost, investment write-off	-	-	339,939
	542,767	378,000	693,797

Segment loss – Print-Based ELL	(1,227,820)	(1,231,142)	(1,808,829)

Net loss from continuing operations	$(3,679,127)	$(2,959,145)	$(2,311,474)

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

Fiscal Year Ended December 31, 2009 vs. Fiscal Year Ended December 31, 2008

Revenue and Margin

Lingo Media earned print-based English language learning revenues in China as follows:

	2009	2008	2007
Revenue	$1,095,994	$969,128	$879,626
Direct costs	74,565	126,329	113,317
Margin	$1,021,429	$842,799	$766,308
Margin (%)	93%	87%	87%

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

In 2009, Lingo Media started earning advertising and sponsorship revenue, as well as training revenue.  Its results are as follows:

	2009	2008	2007
Revenue	$370,702	Nil	Nil
Direct costs	70,429	Nil	Nil
Margin	$300,273	Nil	Nil
Margin (%)	81%	Nil	Nil

Lingo Media revenue from the sale of early childhood development program through its 70.33% owned subsidiary, A+ and results from operations are as follows:

	2009	2008	2007
Revenue	Nil	$2,575,559	$3,124,731
Direct costs	Nil	581,555	645,510
Margin	Nil	$1,994,004	$2,481,141
Margin (%)	Nil	77%	79%

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

Fiscal Year Ended December 31, 2008 vs. Fiscal Year Ended December 31, 2007

Revenue and Margin

Lingo Media earned revenues in China as follows:

	Online English Language Learning	Print-Based English Language Learning	Total
Revenue	$-	$969,128	$969,128
Direct costs	-	126,329	126,329
Margin	$-	$842,799	$842,799

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

Lingo Media earned revenues at December 31, 2007 in China as follows:

	Online English Language Learning	Print-Based English Language Learning	Total
Revenue	$-	$879,626	$879,626
Direct costs	-	113,317	113,317
Margin	$-	$766,309	$766,309

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
(2)
Perquisites and other personal benefits, securities or property that do not in the aggregate exceed the lesser of $50,000 and 10% of the total of the annual salary and bonus for any NEO for the financial year, if any, are not disclosed.

(3)
"SAR" or "stock appreciation right" means a right granted by the Company, as compensation for services rendered, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the Company.

(4)
"LTIP" or "long term incentive plan" means any plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.

(5)	Paid, to MPK Inc., a company controlled by Mr. Kraft. See “Management Agreement".

(6)	Khurram Qureshi was succeeded as Chief Financial Officer by Ryan Robertson in July 2010.

(7)	Gali Bar-Ziv joined the Company in June 2009.

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

ITEM 16.  RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

During the past fiscal year, the members of the audit committee (the "Audit Committee") were Sanjay Joshi ("Chairman"), Scott Remborg and Michael P. Kraft, of whom Sanjay Joshi and Scott Remborg are independent.  Each member of the Audit Committee is financially literate as defined by MI 52-110.

A member of the Audit Committee is independent if the member has no direct or indirect material relationship with the Company.  A material relationship means a relationship which could, in the view of the Board, reasonably interfere with the exercise of a member's independent judgment.

A member of the Audit Committee is considered financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company. Each has acquired these attributes through relevant experience serving as directors and/or audit committee members of various other private and public companies.

ITEM 16B. CODE OF ETHICS

The Company has adopted a “Code of Conduct”, the text of such code is available through its internet website.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Nature of Services	Fees Paid to Auditor in Year-ended December 31, 2009	Fees Paid to Auditor in Year-ended December 31, 2010
Audit Fees(1)	$102,000	$93,730
Audit-Related Fees(2)	Nil	Nil
Tax Fees(3)	Nil	Nil
All Other Fees(4)	Nil	Nil
Total	$102,000	$93,730

Notes:

(1)	"Audit Fees" include fees necessary to perform the annual audit and any quarterly reviews of the Company's financial statements

(2)
"Audit-Related Fees" include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)
"Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities

(4)	"All Other Fees" include all other non-audit services

ITEM 16D. NOT APPLICABLE

ITEM 16E. NOT APPLICABLE

ITEM 16F. NOT APPLICABLE

ITEM 16G. NOT APPLICABLE

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

Audited Financial Statements

  Auditor's Report, dated April 28, 2011 (except for note 19 which is as of January 10, 2012)

  Consolidated Balance Sheets at December 31, 2010 and December 31, 2009

  Consolidated Statements of Operations and Deficit
   for the years ended December 31, 2010, December 31, 2009 and December 31, 2008

  Consolidated Statements of Cash Flows
   for the years ended December 31, 2010, December 31, 2009 and December 31, 2008

Notes to Financial Statements

ITEM 18.  FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM #17.

ITEM 19.  EXHIBITS

1.1	Articles of Amendment. Certificates of Incorporation, By-Laws/Articles, incorporated by reference from the Lingo Media Inc. F-1 Registration Statement filed August 20, 2002.

1.2	Amended By-Laws of the Company

12.1.	Certificate of the CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2.	Certificate of the CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certificate of the CEO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certificate of the CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINGO MEDIA CORPORATION

By:	/s/ Michael P. Kraft
Michael P. Kraft
President and Chief Executive Officer

By:	/s/ Khurram Qureshi
Khurram Qureshi
Chief Financial Officer
March 13, 2012

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

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Lingo Media Corporation

We have audited the accompanying consolidated financial statements of Lingo Media Corporation and its subsidiaries, which comprise the consolidated balance sheets as at December 31, 2010 and 2009 and the consolidated statements of operations and comprehensive loss, deficit and cash flows for the years ended December 31, 2010, 2009 and 2008 and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Lingo Media Corporation and its subsidiaries as at December 31, 2010 and 2009, and its financial performance and its cash flows for the years ended December 31, 2010, 2009 and 2008 in accordance with Canadian generally accepted accounting principles.

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

As discussed in note 19, these consolidated financial statements have been revised.

/s/ Collins Barron Toronto LLP

Licensed Public Accountants
Chartered Accountants
April 28, 2011 (except for note 19 which is as of January 10, 2012)
Toronto, Ontario

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

Prior to December 23, 2008 the Company consolidated the results of A+, the Company’s 70.33% owned subsidiary.  On December 23, 2008 A+ ceased operations and filed a Proposal, at which time the Company ceased consolidation.  In 2009 the proposal was approved and the Company recorded a gain representing the net liabilities eliminated in the proposal.  All comparative figures have been adjusted to exclude results from discontinued operations.

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

Lingo Media Corporation
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

12.	INCOME TAXES

The provision for income taxes reflects an effective income tax rate, which differs from the Canadian corporate income tax rate as follows:

	2010	2009	2008
Combined basic Canadian federal and provincial income tax rate	31.00%	33.00%	33.50%
Effective income tax recovery on loss from
continuing operations before income taxes	$(1,263,573)	$(917,200)	$(725,763)
Increase (decrease) resulting from change in the valuation allowance	(15,078)	118,265	14,309
Effect of reduced income taxes in foreign jurisdiction and subsidiary with lower tax rate	-	-	76,000
Withholding tax on sales to China	168,080	179,751	145,018
Non-deductible items	25,133	128,165	298,161
Expiration of non-capital losses	224,420	93,120	-
Change in enacted rates	-	367,791	57,438
Change estimates and future tax rates	464,101	209,859	464,105
Share issue cost	-	-	(184,250)
	$(396,917)	$179,751	$145,018

The tax effect of temporary differences representing future tax assets is as follows:

	2010	2009
Future tax assets:
Operating loss carry forwards	$2,688,000	$2,193,075
Share issue costs	67,000	101,681
	2,755,000	2,294,756
Valuation allowance	(1,657,000)	(1,672,220)
Future tax assets recognized	1,098,000	622,536
Software and web development costs	(1,103,000)	(1,195,456)
Property and equipment	5,000	7,923
Net future tax assets (liabilities)	$-	$(564,997)

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

This note was revised on February 21, 2012 to correct a clerical error with respect to the segmented income (loss) previously presented and to provide three years of comparative information for each of the segments.

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

	Online English	English
	Language	Language
	Learning	Learning	Total
Revenue	857,335	1,127,818	1,985,153
Direct costs	75,869	42,072	117,941
Margin	781,466	1,085,746	1,867,212
Acquisition of property and equipment	2,104	968	3,072
Segment assets	5,054,637	645,885	5,700,522
Segment income (loss)	(2,451,307)	(1,227,820)	(3,679,127)

For Online English Language Learning Segment

	2010	2009	2008
Revenue	857,335	370,702	-
Direct costs	75,869	70,429	-
Margin	781,466	300,273	-
Acquisition of property and equipment	2,104	11,117	-
Segment assets	5,054,637	5,010,667	5,511,426
Segment income (loss)	(2,451,307)	(1,671,283)	(502,645)

For Print-Based English Language Learning Segment

	2010	2009	2008
Revenue	1,127,818	1,095,994	969,128
Direct costs	42,072	74,565	126,329
Margin	1,085,746	1,021,429	842,799
Acquisition of property and equipment	968	11,841	12,937
Segment assets	645,885	692,485	2,980,758
Segment income (loss)	(1,227,820)	(1,287,862)	(1,808,829)

The Company's revenue by geographic region based on the region in which the customers are located is as follows:

	2010	2009	2008
Canada	$-	$-	$1,220
China	1,311,850	1,466,696	967,908
Other	673,303	-	-
	$1,985,153	$1,466,696	$969,128

Lingo Media Corporation
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

19.	SEGMENTED INFORMATION (Cont'd)

The majority of the Company’s identifiable assets are located as follows:

	2010	2009
Canada	$5,669,615	$5,684,784
China	30,907	18,368
	$5,700,522	$5,703,152

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

