Form 20-F
period 2011-12-31
LINGO MEDIA CORP
filed 2012-07-02
CIK 1177167

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
Annual Report
FORM 20-F

[  ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
[X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011

OR
[  ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[  ]  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Michael Kraft, President & CEO
Tel: (416) 927-7000 Facsimile: (416) 927-1222
Lingo Media Corporation 151 Bloor Street West, #703, Toronto, Ontario, Canada M5S 1S4

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities to be registered pursuant to Section 12(b) of the Act:
None

Securities to be registered pursuant to Section 12(g) of the Act:
Common Shares, without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.    20,543,177

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined by Rule 405 of the Securities Act
Yes ___ No X

If this report is an annual transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ___ No X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.            Yes X   No ___

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ___ No X

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ___                                                      Accelerated Filer ___                                           Non-accelerated filer X

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ___                    International Financial Reporting Standards as issued by                      Other ___
the International Accounting Standards Board  X

If “Other” has been checked in response to the previous question mark, indicate by check mark which financial statement item the registrant has elected to follow:    Item 17 ___   Item 18 ___

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ___ No X

LINGO MEDIA CORPORATION
FORM 20-F ANNUAL REPORT
TABLE OF CONTENTS

PART I

Item 1.  Identity of Directors, Senior Management and Advisors  4

PART II

PART III

Item 17. Financial Statements................................. 72
Item 18. Financial Statements................................. 72
Item 19. Exhibits............................................. 72

Forward-Looking Statements

This Annual Report on Form 20-F contains certain forward-looking statements, which reflect management’s expectations regarding the Company’s results of operations, performance, growth, and business prospects and opportunities.

Statements about the Company’s future plans and intentions, results, levels of activity, performance, goals or achievements or other future events constitute forward-looking statements.  Wherever possible, words such as "may," "will," "should," "could," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," or "potential" or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements.  These statements reflect management’s current beliefs and are based on information currently available to management as at the date hereof.

Forward-looking statements involve significant risk, uncertainties and assumptions.  Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements.  These factors should be considered carefully and readers should not place undue reliance on the forward-looking statements.  Although the forward-looking statements contained in this Annual Report are based upon what management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements.  These forward-looking statements are made as of the date of this Annual Report, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.  Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including: general economic and market segment conditions, competitor activity, product capability and acceptance, international risk and currency exchange rates and technology changes. More detailed assessment of the risks that could cause actual results to materially differ than current expectations is contained in the sections entitled "Risk Factors", “Information on the Company” and “Operating and Financial Review and Prospects”.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable

Item 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

Lingo Media Corporation (“Lingo Media” or the “Company”) is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of Ontario and its shares are listed on the TSX Venture Exchange under the symbol LM and inter-listed on the OTC Bulletin Board under the symbol LMDCF. The consolidated financial statements of the Company as at and for the year ended December 31, 2011 comprise the Company and its subsidiaries.

Lingo Media Corporation is an ESL industry acquisition company in online and print-based education product and services.  The Company is focused on English language learning (“ELL”) on an international scale through its four distinct business units: ELL Technologies Limited (“ELL Technologies”); Parlo Corporation (“Parlo”); Speak2Me Inc. (“Speak2Me”); and Lingo Learning Inc. (“Lingo Learning”).  ELL Technologies is a globally-established ELL multi-media and online training company marketed under the Q Group brand.  Parlo is a fee-based online ELL training and assessment service.  Speak2Me is a free-to-consumer advertising-based online ELL service in China.  Lingo Learning is a print-based publisher of ELL programs in China. (See Item 4 “Information on the Company – History and Development of the Company”)

The head office, principal address and registered and records office of the Company is located at 151 Bloor Street West, Suite 703, Toronto, Ontario, Canada, M5S 1S4.

3.A  Selected Financial Data

Conversion to International Financial Reporting Standards

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).  These are the Company’s first annual consolidated financial statements prepared in accordance with IFRS.   The Company previously applied the available standards under previous Canadian Accepted Accounting Principles (“Canadian GAAP”) that were issued by the Accounting Standards Board of Canada. An explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flows of the Company is provided in Note 22 “Transition to IFRS” of our consolidated financial statements for the year ended December 31, 2011 included elsewhere herein. As required by IFRS 1 “First-time Adoption of International Financial Reporting Standards”, January 1, 2010 has been considered to be the date of transition to IFRS by the Company. Therefore, the comparative figures that were previously reported under previous Canadian GAAP for the 2010 fiscal year have been restated in accordance with IFRS.

The selected financial data should be read in conjunction with the consolidated financial statements and other financial information included elsewhere in the Annual Report.

Lingo Media Corporation (the “Company” or “Lingo Media”) has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain any future earnings for use in its operations and the expansion of its business.

The following data for the fiscal years ended December 31, 2011 and 2010 is derived from our consolidated financial statements prepared in accordance with IFRS and expressed in Canadian Dollars.

	Fiscal Year Ended December 31
	2011	2010

Revenue	$2,066,969	$1,985,153
Loss from Operations	(4,203,274)	(3,477,491)
Total Comprehensive Loss	(4,634,468)	(3,395,245)
Total Assets	3,049,175	5,696,341
Current Assets	1,761,715	1,255,472
Issued Share Capital	20,543,177	13,949,189
Weighted Number of Common Shares	18,797,185	13,277,226
Total Equity	1,449,834	1,890,826
Dividends per Common Share	NIL	NIL
Basic and Diluted Loss per Share	$(0.25)	$(0.26)

The following selected financial data has been extracted from the consolidated financial statements (previously filed with our Annual Reports on Form 20-F) for the 2009, 2008, and 2007 fiscal years, which were prepared in accordance with Canadian GAAP and reconciled to accounting principles generally accepted in the United States (“US GAAP”).

	Fiscal Year Ended December 31
	2009	2008	2007

Revenue from Continuing Operations	$1,466,696	$969,128	$879,626
Loss from Continuing Operations	(2,959,145)	(2,311,474)	(632,192)
Loss from Discontinued Operations	367,293	(1,571,369)	(292,848)
Total Comprehensive Loss	(2,591,852)	(3,882,843)	(925,040)
Total Assets	5,703,152	8,526,792	8,162,401
Current Assets	847,976	3,117,249	1,716,903
Issued Share Capital	12,465,857	12,457,607	9,582,262
Weighted Number of Common Shares	12,460,930	10,426,861	5,655,792
Total Equity	4,415,042	6,640,382	5,885,677
Dividends per Common Share	NIL	NIL	NIL
Basic and Diluted Loss per Share
from Continuing Operations	(0.24)	(0.22)	(0.11)
Basic and Diluted Loss per Share
from Discontinued Operations	0.03	(0.15)	(0.05)

US GAAP Loss from Continuing Operations	(2,396,266)	(3,125,218)	(4,884,728)
US GAAP Loss from Discontinued Operations	367,293	(1,571,369)	(292,848)
US GAAP Total Comprehensive Loss	(2,028,973)	(4,696,587)	(5,177,576)
US GAAP Total Assets	921,327	3,182,088	3,542,150
US GAAP Equity	(366,783)	(1,295,678)	(1,354,717)
US GAAP Loss per Share
from Continuing Operations	(0.19)	(0.30)	(0.86)
US GAAP Loss per Share
from Discontinued Operations	(0.16)	(0.45)	(0.92)

3.A.3.  Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars ($).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (USD).

The table sets forth the rate of exchange for the Canadian Dollar at the end of the five most recent fiscal periods ended December 31st, the average rates for the period and the range of high and low rates for the period.  The data for each month during the previous twelve months is also provided.

Table No. 4
U.S. Dollar/Canadian Dollar

	Average	High	Low	Close
Apr-12	0.9927	1.0042	0.981	0.9879
Mar-12	0.9935	1.0006	0.9859	1.0025
Feb-12	0.997	1.0028	0.9895	0.9895
Jan-12	1.0127	1.027	1.0007	1.0028
Dec-11	1.0241	1.0396	1.0096	1.017
Nov-11	1.0257	1.0494	1.0081	1.0203
Oct-11	1.0191	1.0549	0.9913	0.9967
Sep-11	1.003	1.0482	0.9755	1.0482
Aug-11	0.9824	0.9948	0.9602	0.9794
Jul-11	0.9558	0.969	0.9428	0.9555
Jun-11	0.9773	0.987	0.9645	0.9645
May-11	0.9678	0.9787	0.9508	0.9686

Fiscal Yr Ended Dec. 31, 2011	0.9959	1.0130	0.98	0.9944
Fiscal Yr Ended Dec. 31, 2010	1.0295	1.0778	0.9946	0.9946
Fiscal Yr Ended Dec. 31, 2009	1.0839	1.3001	0.9961	1.0264
Fiscal Yr Ended Dec. 31, 2008	1.0592	1.2968	0.9719	1.2246
Fiscal Yr Ended Dec. 31, 2007	1.0697	1.1853	0.917	0.9881

3.B.  Capitalization and Indebtedness

Not applicable

3.C.  Reasons for the Offer and Use of Proceeds

Not applicable

3.D.  Risk Factors

Financial Risk Management Objectives and Policies

The financial risk arising from the Company’s operations are currency risk and liquidity risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Group’s ability to continue as a going concern. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below.

Management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner. The Company’s senior management oversees the management of these risks. The Board of Directors reviews and agrees on policies for managing each of these risks which are summarized below.

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

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s operating activities (when revenue or expense is denominated in a different currency from the Company’s functional currency) and the Company’s net investments in foreign subsidiaries. The Company operates internationally and is exposed to foreign exchange risk as certain expenditures are denominated in non-Canadian Dollar currencies.

A 10% strengthening of US Dollars against Canadian Dollars would have increased the net equity by $39,393 (2010 - $118,884) due to reduction in the value of net liability balance.  A 10% of weakening of the US Dollar against Canadian Dollar at December 31, 2011 would have had the equal but opposite effect.

The significant financial instruments of the Company, their carrying values and the exposure to USD denominated monetary assets and liabilities, as of December 31, 2011 are as follows:

	US Denominated		China Denominated		Taiwan Denominated
	CAD	USD	CAD	RMB	CAD	NTW
Cash	384,584	378,156	45,834	283,625	-	-
Accounts receivable	293,216	288,315	749,514	4,638,079	-	-
Accounts payable	13,049	12,831	-	-	-	-

USD, RMB and New Taiwan Dollars are converted at the prevailing year-end exchange rates.

Liquidity Risk

The Company manages its liquidity risk by preparing and monitoring forecasts of cash expenditures to ensure that it will have sufficient liquidity to meet liabilities when due.  The Company’s accounts payable and accrued liabilities generally have maturities of less than 90 days.  At December 31, 2011, the Company had cash and cash equivalent of $482,767, accounts and grants receivable of $1,175,330 and prepaid and other receivables of $103,618 to settle current liabilities of $1,599,399.

Economic Dependence

The Company has sales to a major customer in 2011 and 2010, a government agency of the People’s Republic of China.  The total percentage of sales to this customer during the year was 64% (2010 – 59%) and the total percentage of accounts receivable at December 31, 2011 was 63% (2010 – 45%).

Market Trends and Business Uncertainties

Lingo Media believes that the trends in English language learning in China are strong and continue to grow.  Developing countries around the world, specifically in the Far East and Latin America are expanding their mandates for the teaching of English to students, young professionals and adults. Although the outlook for learning English in China, other Far East countries, and Latin America remains positive, there can be no assurance that this trend will continue or that the Company will benefit from this trend.

If our major customer and distributors of our print-based products in China fail to devote sufficient time and resources to our business, or if their performance is substandard, our revenues will be adversely affected. We have no experience in directly distributing our products in China and no internal capability to do so yet.  We have and will continue to establish collaborative relationships, and those relationships may expose us to a number of other unidentifiable risks.

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

Failure Of Delivery Infrastructure to Perform Consistently

Our success as a business depends, in part, on its ability to provide consistently high quality online services to users via the Delivery Infrastructure. There is no guarantee that the Company’s Delivery Infrastructure and/or its software will not experience problems or other performance issues. If the Delivery Infrastructure or software fails or suffers performance problems, then it would likely affect the quality and interrupt the continuation of our services and significantly harm the business.

The Company’s Delivery Infrastructure is susceptible to natural or man-made disasters such as earthquakes, floods, fires, power loss and sabotage, as well as interruptions from technology malfunctions, computer viruses and hacker attacks. Other potential service interruptions may result from unanticipated demands on network infrastructure, increased traffic or problems in customer service. Significant disruptions in the Delivery Infrastructure could harm the Company’s goodwill and its brands and ultimately could significantly and negatively impact the amount of revenue it may earn from its service.  Like all Internet transmissions, our services may be subject to interception and malicious attack. Pirates may be able to obtain or copy our products without paying fees. The Delivery Infrastructure is exposed to spam, viruses, worms, spyware, denial of service or other attacks by hackers and other acts of malice. The Company uses security measures intended to make theft of its software more difficult. However, if the Company is required to upgrade or replace existing security technology, the cost of such security upgrades or replacements could have a material adverse effect on our financial condition, profitability and cash flows.

Limited Intellectual Property Protection

The Company relies on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary rights. In addition, our success may depend, in part, on its ability to obtain patent protection and operate without infringing the rights of third parties. There can be no assurance that, once filed, the Company’s patent applications will be successful, that we will develop future proprietary products that are patentable, that any issued patents will provide us with any competitive advantages or will not be successfully challenged by any third parties or that the patents of others will not have an adverse effect on the ability of the Company to do business. In addition, there can be no assurance that others will not independently develop similar products, duplicate some or all of our products or, if patents are issued, design their products so as to circumvent the patent protection held by the Company. We will seek to protect its product documentation and other written materials under trade secret and copyright laws which afford only limited protection. Despite precautions taken by the Company, it may be possible for unauthorized third parties to copy aspects of our business and marketing plans or future strategic documents or to obtain and use information that we regard as proprietary. There can be no assurance that the Company’s means of protecting its proprietary rights will be adequate or that our competitors will not independently develop similar or superior technology. Litigation may be necessary in the future to enforce our intellectual property rights, to protect trade secrets or to determine the validity and scope of the propriety rights of others. Such litigation could result in substantial costs and diversion of resources.

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

Working Capital

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

Our Public Trading Market is Highly Volatile

The Company's common shares trade on the TSX Venture Exchange under the symbol "LM", and on NASD:OTC BB under the symbol “LMDCF”.

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

LLI was incorporated pursuant to the Business Corporations Act (Ontario) on November 21, 1994 under the name Alpha Corporation.  Alpha Corporation changed its name to Lingo Media Ltd. on August 25, 2000 and again on March 6, 2008 to Lingo Learning Inc.

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
Facsimile: (416) 927-1222
E-mail: investor@lingomedia.com
Website: www.lingomedia.com
The Company’s Beijing Representative Office is located at:
Room 1113, 11/F
Block A, Gateway, #18 Xiaguangli North Road
East Third Ring Chaoyang District
Beijing 100027
China

The Company's fiscal year ends on December 31st.

The Company's common shares trade on the TSX Venture Exchange under the symbol "LM", and on the OTC BB under the symbol “LMDCF” and are quoted on the Berlin-Bremen Stock Exchange under the symbol “LIM.BE” and the German securities code is (WKN) 121226.

4.B.  BUSINESS OVERVIEW

Background

Lingo Media Corporation is an ESL industry acquisition company that is Changing the way the world learns English, focused on English language learning ("ELL") on an international scale through its four distinct business units: ELL Technologies Limited (“ELL Technologies”); Parlo Corporation (“Parlo”); Speak2Me Inc. (“Speak2Me”); and Lingo Learning Inc. (Lingo Learning”).  ELL Technologies is a globally-established ELL multi-media and online training company marketed under the Q Group brand (www.elltechnologies.com).  Parlo is a fee-based online ELL training and assessment service (www.parlo.com).  Speak2Me is a free-to-consumer advertising-based online ELL service in China (www.speak2me.cn).  Lingo Learning is a print-based publisher of ELL programs in China.  Lingo Media has formed successful relationships with key government and industry organizations, establishing a strong presence in China's education market of more than 300 million students. The Company continues to expand its ELL offerings and is extending its reach globally.

As of December 31, 2011, the Company operated three distinct business segments as follows:

Print-Based English Language Learning

The Company continues to maintain its legacy business through its subsidiary Lingo Learning, a print-based publisher of English language learning programs in China since 2001. Lingo Learning has an established presence in China’s education market of over 300 million students.  To date, it has co-published more than 395 million units from its library of more than 360 program titles in China.

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

China Publishing

Lingo Media has spent 15 years developing English Language Learning (ELL), products, programs, and relationships in the Chinese market. Learning to communicate in English is seen as a top priority for Chinese school students and young adult learners. Along with learning how to use a PC, English skills are perceived as a key determinant of their future levels of prosperity. The Company’s ELL books, audio and CD-based programs are unique in that they have a special focus on the spoken language. In addition to developing learning materials, considerable resources have been expended on the development of relationships with leading Chinese publishers, both in the education and trade sectors, as well as in extensive marketing of Lingo Media’s programs.

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

Online English Language Learning

(i)    Training

To further leverage its Speak2Me lesson library and technology platform, the Company has expanded its online offerings to include fee-based spoken English training solutions for corporations, governments, educational institutions, and consumers.  This fee-based training service incorporates a reporting platform in the form of a Learning Management System for HR administrators. Parlo also offers customized solutions to tailor to clients’ needs.

In May 2010, the Company acquired ELL Technologies which offers over 1,700 hours of interactive learning through a number of product offerings that include Q English, Q Business, Q Kids, and Q Traveler and other tailor-made solutions. ELL Technologies sells in over 22 countries through a network of distributors and earns its revenues from licensing and subscription fees.

(ii)   Social Learning

Through its free-to-consumer www.speak2me.cn website, the Company operates an online English language learning service in China that includes a unique social learning infrastructure. This website incorporates its proven pedagogy with fun, interactive lesson modules to address the rapidly growing need for spoken English in China. Speak2Me's platform uses speech recognition technology to teach spoken English online through more than 350 targeted lessons that engage users in interactive conversations with a virtual instructor. The www.speak2me.cn website generates its revenue from its Conversational Advertising™ which allows an advertiser to embed its brand and message inside a lesson that engages a user for 2-3 minutes and from sponsorship advertising.

Segmented Information (Before Other Financial Items Below)

	Online	Print-Based
	English	English
	Language	Language
	Learning	Learning	Total
Revenue	829,589	1,237,380	2,066,969
Acquisition of property and equipment	2,251	334	2,585
Segment assets	1,610,229	1,438,946	3,049,175
Segment income (loss)	(4,249,437)	358,908	(3,890,529)

	2011	2010	2009
Revenue	1,237,380	1,127,818	1,095,994
Acquisition of property and equipment	334	968	11,841
Segment assets	1,757,859	1,665,740	692,485
Segment income (loss)	358,908	(684,542)	130,644

For Online English Language Learning Segment
	2011	2010	2009
Revenue	829,589	857,335	370,702
Acquisition of property and equipment	2,251	2,104	11,117
Segment assets	1,287,133	4,030,600	5,010,667
Segment income (loss)	(4,249,437)	(2,427,641)	(3,089,789)

Other Financial Items
	2011	2010	2009
Foreign exchange	(19,709)	24,177	158,543
Interest and other financial	328,112	294,675	10,564
Stock-based compensation	518,114	(31,609)	359,004
Accumulated other comprehensive income	(82,579)	(4,181)	-
Total	743,938	283,062	528,111

Revenue by Geographic Region

	2011	2010	2009
China	$1,320,945	$1,311,850	$1,466,696
Other	746,024	673,303	-
	$2,066,969	$1,985,153	$1,466,696

Identifiable Assets

	2011	2010	2009
Canada	$2,923,211	$5,665,434	$5,684,784
China	121,964	30,907	18,368
	$3,049,175	$5,596,341	$5,703,152

Intangibles

In October 2007, the Company acquired Speak2Me, an online media company that has developed software combining speech recognition and animation technology for the teaching and practice of spoken English.  From that point until late 2009, the Company continued to develop this technology and capitalized it as software and web development costs.  Upon acquisition of ELL Technologies in 2010, the Company started capitalizing costs related to their new software and web development initiatives.

		Accumulated
December 31, 2011	Cost	Amortization	Net
Software and web development(i)	$5,931,786	$5,865,705	$66,081
Content platform(ii)	1,477,112	470,214	1,006,898
Customer relationships(iii)	130,000	103,458	26,542
	$7,538,898	$6,439,377	$1,099,521

December 31, 2010	Cost	Accumulated Amortization	Net
Software and web development(i)	$6,583,227	$3,625,947	$2,957,280
Content platform(ii)	1,477,122	292,202	1,184,920
Customer relationships(iii)	130,000	37,917	92,083
	$8,130,349	$3,966,066	$4,234,283

January 1, 2010	Cost	Accumulated Amortization	Net
Software and web development(i)	$6,153,543	$1,395,736	$4,757,807
Content platform(ii)	-	-	-
Customer relationships(iii)	-	-	-
	$6,153,543	$1,395,736	$4,757,807

(i)
The Company began commercial production and sale of its services and products during 2009 and started amortizing the cost of software and web development costs on a straight-line basis over the useful life of the assets which is estimated to be 3 years. At the year end, Management assessed the value of this asset and found it to be impaired. Accordingly, an impairment loss of $703,600 was recorded.

(ii)
In 2010, the Company acquired a content platform, which was already commercialized.  The content platform costs are being amortized on a straight-line basis over the useful life of the assets which is estimated to be 5 years.

(iii)
In 2010, the Company acquired customer relationships from its acquisition.  The customer relationships are being amortized on a straight-line basis over the useful life of the assets which is estimated to be 2 years.

4.C. Organization Structure

See 4.A. “History and Development of the Company” for more information.

Name of subsidiary	Principal activity	Place of incorporation and operation	Proportion of ownership interest and voting rights held
			December 31, 2011	December 31, 2010	January 1, 2010
Lingo Learning Inc.	Developer and publisher of English language learning print and audio-based products	Canada	100%	100%	100%

Speak2Me Inc.	Free English language learning online service	Canada	100%	100%	100%

Parlo Corporation	Fee-based English language learning online training & assessment service	Canada	100%	100%	100%

ELL Technologies Limited	English language learning multi-media & online training service	U.K	100%	100%	100%

Lingo Media International Inc.	Marketer and distributor of Lingo Learning products	Barbados	100%	100%	100%

Speak2Me International Inc.	Holding Company	Barbados	100%	100%	100%

Speak2Me (Hong Kong) Limited	Holding Company	Hong Kong	100%	100%	100%

Speak2Me Education Information & Technology Co. Ltd.	Marketing and sales of Speak2Me service and products	China	100%	100%	100%

Lingo Group Limited	Holding Company	Canada	83.3%	83.3%	83.3%

4.D.  Property and Equipment

The Company’s executive offices are located in rented premises of approximately 4,270 sq. ft. at 151 Bloor Street West, Suite 703, Toronto, Ontario, Canada M5S 1S4.  The Company began occupying these facilities, through its subsidiary Lingo Learning Inc. in March 2006.

The Company’s Beijing representative offices are located in rented premises of approximately 2,174 sq. ft. at Room 1113, 11/F, Block A, Gateway, #18 Xiaguangli North Road, East Third Ring Chaoyang District, Beijing 100027, China

The Company has office equipment, furniture and computer equipment located in these offices and for the fiscal years ended December 31, 2011, 2010, 2009, 2008, and 2007 they have a net carrying value of $48,321, $58,161, $73,351, $64,839, and $73,144 respectively.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended December 31, 2011, and December 31, 2010 should be read in conjunction with the consolidated financial statements of the Company and the notes thereon.

The following discussion contains forward-looking statements that are subject to significant risks and uncertainties.  Readers should carefully review the risk factors described herein and in other documents the Company files from time to time with the Securities and Exchange Commission.

5.A Overview

Lingo Media Corporation is an ESL industry acquisition company that is Changing the way the world learns English, focused on English language learning ("ELL") on an international scale through its four distinct business units: ELL Technologies Limited (“ELL Technologies”); Parlo Corporation (“Parlo”); Speak2Me Inc. (“Speak2Me”); and Lingo Learning Inc. (Lingo Learning”).  ELL Technologies is a globally-established ELL multi-media and online training company marketed under the Q Group brand (www.elltechnologies.com).  Parlo is a fee-based online ELL training and assessment service (www.parlo.com).  Speak2Me is a free-to-consumer advertising-based online ELL service in China (www.speak2me.cn).  Lingo Learning is a print-based publisher of ELL programs in China.  Lingo Media has formed successful relationships with key government and industry organizations, establishing a strong presence in China's education market of more than 300 million students. The Company continues to expand its ELL offerings and is extending its reach globally.

Critical Accounting Policies and Estimates

BASIS OF PREPRATION

Statement of compliance and going concern

These consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).  These are the Company’s first consolidated annual financial statements prepared in accordance with IFRS.  An explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flows of the Company is provided in Note 22 of the consolidated financial statements enclosed herein.

The Company’s consolidated financial statements are prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business. The Company has incurred significant losses recurring over the years. This raises significant doubt about the Company’s ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon raising additional financing through share issuance, borrowing, sales contracts and distribution agreements. There are no assurances that the Company will be successful in achieving these goals.

Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis. The comparative figures presented in these consolidated financial statements are in accordance with IFRS and any changes from figures previously reported under Canadian GAAP have been discussed in Note 22 of the consolidated financial statements enclosed herein.

Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and the entities controlled by the Company (i.e. subsidiaries) as at December 31, 2011. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date when such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

All inter-group balances, transactions, unrealized gains and losses resulting from inter-group transactions and dividends are eliminated in full.

Functional and presentation currency

The functional currency is the currency of the primary economic environment in which the entity operates and has been determined for each entity within the Group. These consolidated financial statements are presented in Canadian Dollars, which is the Company’s functional currency and presentation currency. The functional currency of Speak2Me Inc. is Chinese Renminbi (“RMB”) and the functional currency of its ELL Technologies subsidiary is the United States Dollar (“US$”).

The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, “The Effects of Changes in Foreign Exchange Rates”.

SIGINFICANT ACCOUTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies, reported amounts of assets, liabilities and contingent liabilities, revenues and expenses at the date of the consolidated financial statements and during the reporting period.

Estimates and assumptions are continuously evaluated and are based on management’s historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

Information about critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:
•           Determination of functional and presentation currency
•           Determination of impairment loss
•           Income taxes
•           Valuation of share-based payments

SUMMARY OF SIGINFICANT ACCOUTING POLICIES

Revenue recognition

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

Comprehensive income

Comprehensive income measures net earnings for the period plus other comprehensive income. Other comprehensive income consists of changes in equity from non-owner sources, such as unrealized gains and losses on available for sale financial assets, changes to unrealized gains and losses on the effective portion of cash flow hedges and changes to foreign currency translation adjustments of foreign operations during the period. Amounts reported as other comprehensive income are accumulated in a separate component of shareholders’ equity as Accumulated Other Comprehensive Income.

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

Publishing development costs

The Company capitalizes costs related to English language learning products and programs when the feasibility and profitability of the project can be reasonably considered certain. Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized if the product or process is technically and commercially feasible and the Company has sufficient resources to complete development. The expenditure capitalized includes the cost of materials, direct labour and an appropriate proportion of overheads. Other development expenditure is recognized in the income statement as an expense as incurred. Capitalized development expenditure is stated at cost less accumulated amortization and impairment losses.

Software and web development costs

The Company capitalizes all costs related to the development of its free-to-consumer and fee-based English language learning services when the feasibility and profitability of the project can be reasonably considered certain. Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized if the product or process is technically and commercially feasible and the Company has sufficient resources to complete development. The expenditure capitalized includes the cost of materials, direct labour and an appropriate proportion of overheads. Other development expenditure is recognized in the income statement as an expense as incurred. Capitalized development expenditure is stated at cost less accumulated amortization and impairment losses.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net identifiable assets of an acquired business.

The Company measures goodwill as the fair value of the consideration transferred including the recognized amount of any non-controlling interest in the venture, less the net recognized amount (fair value) of the identifiable assets acquired and liabilities assumed, all measured as of the acquisition date. When the excess is negative, a bargain purchase gain is recognized immediately in profit.

The Company elects on a transaction-by-transaction basis whether to measure non-controlling interest at its fair value, or at its proportionate share of the recognized amount of the identifiable net assets, at the acquisition date. Transaction costs, other than those associated with the issue of debt or equity securities, that the Company incurs in connection with a business combination are expensed as incurred.

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

Deferred income taxes

Deferred taxation is recognized using the liability method on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. However, the deferred taxation is not recognized if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred taxation is determined using tax rates (and laws) that have been enacted or substantially enacted by the reporting date and are expected to apply when the related deferred taxation asset is realized or the deferred taxation liability is settled.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and jointly controlled entities, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to offset current income tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Foreign currency translation

Foreign currency transactions are initially recorded in the functional currency at the transaction date exchange rate. At the balance sheet date, monetary assets and liabilities denominated in a foreign currency are translated into the functional currency at the reporting date exchange rate.  Foreign exchange gains and losses resulting from the settlement of such transactions and from the remeasurement of monetary items at year-end exchange rates are recognized in the income statement.

Non-monetary items measured at historical cost are translated using the historical exchange rate.  Non-monetary items measured at fair value are translated using the exchange rates at the date when fair value was determined.

Financial statements of subsidiaries, affiliates and joint ventures for which the functional currency is not the Canadian Dollar are translated into Canadian Dollar as follows: all asset and liability accounts are translated at the balance sheet exchange rate and all earnings and expense accounts and cash flow statement items are translated at average exchange rates for the period. The resulting translation gains and losses are recorded as foreign currency translation adjustments in other comprehensive income and recorded in the currency translation reserve in equity. On disposal of a foreign operation the cumulative translation differences recognized in equity are reclassified to the income statement and recognized as part of the gain or loss on disposal. Goodwill and fair value adjustments arising on the acquisition of a foreign entity have been treated as assets and liabilities of the foreign entity and translated into Canadian Dollars at the balance sheet rate.

Foreign exchange gains or losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which in substance is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive income in the translation reserve.

Use of Estimates

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and notes to the consolidated financial statements.  These estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future.  Significant estimates include those related to the recoverability of the carrying value of intangible assets, the fair value estimates of share-based payment and warrants, deferred income taxes, provisions and contingent liabilities.  Actual results may differ from those estimates.

Earnings (loss) per share

Loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year, including contingently issuable shares which are included when the conditions necessary for issuance have been met.  Diluted loss per share is calculated in a similar manner, except that the weighted average number of common shares outstanding is increased to include potentially issuable common shares from the assumed exercise of common share purchase options and warrants, if dilutive.  During the year ended December 31, 2011, all the outstanding stock options, warrants and brokers’ warrants were anti-dilutive

Stock-based compensation plan

The stock-based compensation plan allows Company employees and consultants to acquire shares of the Company. The fair value of share-based payment awards granted is recognized as an employee or consultant expense with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

Each tranche in an award is considered a separate award with its own vesting period and grant date fair value. The fair value is measured at grant date and each tranche is recognized on a straight line basis over the period during which the share purchase options vest. The fair value of the share-based payment awards granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the awards were granted. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of awards, for which the related service and non-market vesting conditions are expected to be met.

For equity-settled share-based payment transactions, the Company measures the goods or services received, and the corresponding increase in equity, directly, at the fair value of the goods or services received, unless that fair value cannot be estimated reliably, in which cases, the Company measures their value, and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted.

Financial instruments

All financial instruments are recorded initially at fair value. In subsequent periods, all financial instruments are measured based on the classification adopted for the financial instrument: fair value through profit and loss (“FVTPL”); held to maturity; loans and receivables; and available for sale or other liability.

Financial assets

FVTPL assets are subsequently measured at fair value with the change in the fair value recognized in net income during the period.

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

Financial liabilities

Held for trading liabilities are subsequently measured at fair value with the change in the fair value recognized in net income during the period.

Other liabilities are subsequently measured at amortized cost using the effective interest rate method.  Transaction costs are expensed as incurred.

The Company has classified its financial instruments as follows:

Financial Instrument	Classification

Cash and cash equivalents	FVTPL
Accounts and grants receivable	Loans and receivables
Accounts payable	Other liabilities
Accrued liabilities	Other liabilities
Loans payable	Other liabilities

The Company’s financial instruments measured at fair value on the balance sheet consist of cash and cash equivalents, which is measured at level 1 of the fair value hierarchy. There are three levels of the fair value hierarchy as follows:

Level 1:                      Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2:                      Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3:                      Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

Impairment of long-lived assets

The Company’s property and equipment and intangibles with finite lives are reviewed for an indication of impairment at each balance sheet date. If indication of impairment exists, the asset’s recoverable amount is estimated.  The recoverable amount is the greater of the asset’s fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  An impairment loss is recognized when the carrying amount of an asset, or its cash-generating unit, exceeds its recoverable amount. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.  Impairment losses are recognized in profit and loss for the period.

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Operating Results

Financial information for the year ended December 31, 2011 was prepared in accordance with IFRS. For the years ended December 31, 2010 and 2009, financial information is presented in accordance with Canadian GAAP. A reconciliation of Canadian GAAP to US GAAP is provided at the end of ITEM #5.B.

Fiscal Year Ended December 31, 2011 vs. Fiscal Year Ended December 31, 2010

Revenues from print-based English language learning for the year ended December 31, 2011 were $1,237,380 compared to $1,127,803 for fiscal 2010. Direct costs associated with publishing revenue are kept to a minimum and has been consistent throughout the years. The Company continues to maintain its relationship with PEP and is investing in the development of its existing and new programs and marketing activities to maintain and increase its royalty revenues.

Publishing revenue for the year ended December 31, 2011 increased 0.97% compared to fiscal 2010.  This increase is mainly attributed to the increased royalty through licensing sales to local publishers rather than direct sales made by PEP.  Since the State Ministry of Education has mandated the increase of licensing sales vs. direct sales to local publishers, PEP had increased its licensing sales revenues.  The Company expects this trend to continue but it does not have any control over PEP’s attempt to enter into licensing sales vs. direct sales with additional local publishers.

In 2011, Lingo Media earned $829,589 in online English language learning revenue as compared to $857,350 in 2010.

Selling, General and Administrative

Selling, general and administrative expenses decreased to $2,340,555 compared to $2,902,216 for fiscal 2010.  This decrease was largely due to the rationalization of costs related to the operations of online English language learning services.  Selling, general and administrative expenses for the two segments are segregated below.

Print-Based English Language Learning

Selling, general and administrative cost for print-based publishing decreased from 2010 to 2011 primarily because of reduction of the head count and accrual of grants.  Premises expenses decreased as the Company allocated additional rent expenses to its Online ELL business. The following is a breakdown of selling, general and administrative costs directly related to print-based English language learning:

	2011	2010
Sales, marketing & administration	$234,479	$119,572
Consulting fees and salaries	590,461	991,225
Travel	67,248	112,322
Premises	74,493	97,208
Shareholder service	81,115	134,768
Professional fees	10,301	212,704
Less: Grants	(192,352)	(85,632)
	$865,745	$1,582,167

Online English Language Learning

Selling, general and administrative cost related to online English language learning was $1,649,810 for fiscal 2011 compared to $1,329,819 for the same period in 2010. Selling, general and administrative costs for this business unit increased from 2010 to 2011 as a result of increased sales efforts in certain regions.

	2011	2010
Sales, marketing & administration	$1,255,232	$939,417
Consulting fees and salaries	325,333	148,278
Travel	30,893	36,803
Reserve for doubtful accounts	(43,569)	92,049
Premises	66,549	71,034
Professional fees	15,372	33,890
Less: Grants	(175,000)	-

	$1,474,810	$1,321,471

Government Grants

Lingo Media makes applications to the Canadian government for various types of grants to support its publishing and international marketing activities. Each year, the amount of any grant may vary depending on certain eligibility criteria (including prior year revenues) and the monies available to the pool of eligible candidates.

These government grants are recorded as a reduction of general and administrative expenses to offset direct costs funded by the grant. During the year, the Company recorded $367,352 of such grants.  Certain government grants are repayable in the event the Company's annual net income for each of the previous two years exceeds 15% of revenue and at such time a liability would be recorded. During the year, the conditions for the repayment of government grants were not met and no liability was recorded.

One grant, relating to the Company’s “Development of Comprehensive, Interactive Phonetic English Learning Solution” project, is repayable semi-annually at a royalty rate of 2.5% per year’s gross sales derived from this project until 100% of the $175,000 grant is repaid.

During 2008, Lingo Media was audited by a government grant agency and was assessed with a repayment of $115,075 relating to a publishing grant.  In 2010, the Company was reassessed with a reduction to the repayment to $100,000 which is recorded in accrued liabilities.

While the Company will continue to apply for various government grants to fund its ongoing development and market expansion, there can be no assurance the Company will be successful in obtaining these grants in the future, that the Company will meet the eligibility requirements for the grants or that the grant programs will still be offered.

Foreign Exchange

The Company recorded foreign exchange gain of approximately $19,709 as compared to a loss of approximately $24,177 in fiscal 2010, relating to the Company's currency risk through its activities denominated in foreign currencies as the Company is exposed to foreign exchange risk as a significant portion of its revenue and expenses are denominated in US Dollars, European Euros, and Chinese Renminbi.

Net Loss

Total comprehensive loss for the Company was $(4,634,468) for the year ended December 31, 2011 as compared to $(3,395,245) in 2010.  These losses can be attributed to the two operating segments and other financial costs as shown below:

Online ELL	2011	2010
Revenue	829,589	857,350
Expenses:
Direct cost	168,013	75,869
General & administrative	1,474,810	1,321,471
Amortization of property & equipment	5,186	7,384
Amortization of development costs	2,544,818	2,443,382
Impairment loss	703,600	-
Income taxes and other taxes	7,600	(563,115)
	5,079,027	3,284,991
Segment Loss - Online ELL	(4,074,438)	(2,427,641)

Print-Based ELL	2011	2010
Revenue	1,237,380	1,127,803
Expenses:
Direct cost	(26,264)	42,072
General & administrative	865,745	1,582,167
Amortization of property & equipment	7,414	6,697
Amortization of development costs	8,807	15,211
Income taxes and other taxes	197,770	166,198
	878,472	1,812,345
Segment Loss – Print-Based	183,908	(684,542)
Other
Foreign exchange	(19,709)	24,177
Interest and other financial expenses	328,112	294,675
Stock-based compensation	518,114	(31,609)
Accumulated other comprehensive income	(82,579)	(4,181)
	(743,938)	(283,062)
Total Comprehensive Loss	(4,634,468)	(3,395,245)

During the year, the Company continued to invest in product development and prepared for the launch of its fee-based online training and assessment service.  The majority of its expenses consist of selling, general and administrative expenses detailed in the selling, general and administrative section above.  The loss increased as a result of increased expenditures related to stock-based compensation.

Expenses include selling, general and administrative, amortization expenses and income taxes and other taxes.  Currently, corporate overhead, salaries and executive compensation are included as part of print-based English language learning expense.

Stock-based Compensation

The Company amortizes stock-based compensation with a corresponding increase to the contributed surplus account. During 2011, the Company recorded an expense of $518,114 compared to $29,645 during 2010. The increase in this expense is due to two financings completed during the year.

Net Loss

The Company reported a total comprehensive loss of ($4,634,468) for the year ended December 31, 2011, as compared to a net comprehensive loss of ($3,395,245) in 2010.

The Company recorded a tax expense of $205,370 for the year ended December 31, 2011 compared to a tax recovery of $396,917 in 2010.

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

Net Loss from Continuing Operations

Net loss from continuing operations for the Company was $(2,959,145) for the year ended December 31, 2009 as compared to $(2,311,474) in 2008 and $(632,192) in 2007.  These losses can be attributed to the two operating segments as shown below:

	2009	2008	2007
Online ELL
Revenue	$370,702	$-	$-
Direct costs	70,429	-	-
Margin	300,273	-	-

Expenses:
General and administrative	556,284	490,160	358,948
Amortization of property and equipment	6,684	12,485	2,976
Amortization of software & web development	1,395,736	-	-
Income taxes and other taxes	12,852	-	-

	1,971,556	502,645	361,924

Segment loss – Online ELL	(1,671,283)	$ (502,645)	$ (361,924)

Print-Based ELL
Revenue	1,095,994	969,128	879,626
Direct costs	74,565	126,329	113,317
Margin	1,021,429	842,799	766,309

Expenses:
General and administrative	1,678,089	1,637,567	587,359
Inventory write-off	-	15,618	-
Development cost write-down	-	27,915	28,184
Amortization of property and equipment	1,357	3,236	4,025
Amortization of publishing development costs	87,346	128,478	99,805
Income taxes and other taxes	164,399	145,018	127,267
	1,931,191	1,957,832	846,640

Other:
Amortization of property and equipment	8,432	5,522	6,464
Interest and other financial expenses	10,564	95,544	27,077
Stock-based compensation	359,004	252,792	156,395
Deferred cost, investment write-off	-	339,939	-
	378,000	693,797	189,936

Segment loss – Print-Based ELL	(1,287,762)	(1,808,829)	(270,267)

Net loss from continuing operations	$(2,959,145)	$(2,311,474)	$(632,191)

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

5.B Liquidity and Capital Resources

Financial information for the year ended December 31, 2011 was prepared in accordance with IFRS. For the years ended December 31, 2010 and 2009, financial information is presented in accordance with Canadian GAAP. A reconciliation of Canadian GAAP to US GAAP is provided at the end of ITEM #5.B.

Fiscal Year Ended December 31, 2011

As at December 31, 2011, the Company had cash and cash equivalents of $482,767 compared to $203,906 at the end of 2010.  Accounts and grants receivable of $1,175,330 were outstanding at the end of 2011 compared to $931,101 at the end of 2010 as the Company increased its sales in the last quarter of 2011. With 63% of the receivables from PEP and a 180 day collection cycle, the Company does not anticipate an effect on its liquidity.  Total current assets amounted to $1,761,715 (2010 - $1,255,472) with current liabilities of $1,599,341 (2010 - $3,041,786) resulting in a working capital of $162,375 (2010 - working capital deficit of ($1,965,110)).

The Company receives government grants based on certain eligibility criteria for international marketing support and publishing industry development in Canada. These government grants are recorded as a reduction of general and administrative expenses to offset direct costs funded by the grant.  The Company receives these grants throughout the year from different agencies and government programs. Each grant is applied for separately based on the Company meeting certain eligibility requirements.  The Company has relied on obtaining these grants for its operations and has been successful at securing them in the past, but it cannot be assured of obtaining these grants in the future. Government grants received during the year were $132,599 compared to $85,648 during 2010.

The Company plans on raising additional equity through private placement financings, as the capital markets permit, in an effort to finance its growth plans and expansion into new international markets.  The Company has been successful in raising sufficient working capital in the past.

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

Fiscal Year Ended December 31, 2010

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

Fiscal Year Ended December 31, 2009

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

The following table reconciles the numerators and denominators of the basic and diluted earnings per share under U.S. GAAP as required by SFAS 128:

Expressed in Canadian Dollars

	2010	2009	2008
Numerator for basic and diluted income (loss) per share:
Income (loss) – US GAAP	(1,746,530)	(2,028,973)	(4,696,587)
Denominator for basic and diluted (loss) per share:
Weighted average common shares	13,277,226	12,460,930	10,426,861
Basic and diluted loss per share – US GAAP	($0.13)	($0.16)	($0.45)

5.C Research and Development

During the years ended December 31, 2011 and 2010, respectively, the Company expended $1,099,521 and $4,234,283 on intangibles, under the categories of ”software and web development costs”, “content platform” and “customer relationships”.  These expenditures in 2011 and 2010 were primarily directed at developing the Parlo and ELL products for the international market.

5.D Trend Information

Lingo Media believes that the trends in English language learning are strong and will continue to grow.  Developing countries around the world, specifically in the Far East and Latin America are expanding their mandates for the teaching of English to students, young professionals and adults. Although the outlook for learning English in China, other Far East countries, and Latin America remains positive, there can be no assurance that this trend will continue or that the Company will benefit from this trend.

5.E Off-Balance Sheet Arrangements

The Company has not entered into any off-balance sheet finance arrangements.

5.F Tabular disclosure of contractual obligations

Our obligations as of December 31, 2011 were as follows:

Expressed in Canadian Dollars

The Company has future minimum lease payments under operating leases for premises and equipment as follows:

2012	$ 256,757
2013	268,316
2014	271,732
2015	193,332
2016	193,332

The rent expense associated with operating lease for premise and equipment is recognized on a straight-line basis.

As a result of the acquisition of ELL Technologies (see Note 23 of the consolidated financial statements), the Company will owe royalties of 3-9% (Year 2) and 2-8% (Year 3) of ELL Technologies revenues based upon a number of gross revenue targets.  Royalty amounts will be due on a quarterly basis.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 6
Directors and Senior Management
June 29, 2012

			Date of
			Election or
Name	Position	Age	Appointment
Michael P. Kraft	President/CEO/Director	49	November 1996
Khurram Qureshi	CFO/Secretary/Treasurer	49	April 1997/December 2011
Gali Bar-Ziv	COO	40	June 2009
Scott Remborg	Director	62	July 2000
Jerry Grafstein	Director	57	September 2010
Weibing Gong	Director	43	September 2010
Anton Telegin	Director	44	December 2011

Michael P. Kraft is the President, CEO and a Director of Lingo Media and has been so since its inception in 1996. He is also the Chairman of Buckingham Group Limited, a private merchant banking corporation and President of MPK Inc., a private business consulting corporation to private and public companies since 1994.  Mr. Kraft is a director of Pioneering Technology Inc., HTN Inc. and Southtech Capital Corporation, all TSX Venture Exchange listed companies.  He received a Bachelor of Arts in Economics from York University in 1985.

Khurram Qureshi was the Chief Financial Officer of the Company from 1997 to July 2009, and reappointed in December 2011.  Mr. Qureshi received a Bachelor of Administrative Studies from York University in 1987 and received the Chartered Accountant designation in 1990. Mr. Qureshi is also a partner at CQK, Chartered Accountants.

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

Scott Remborg is an independent consultant in the Information Technology and eCommerce sector.  From 1994 to 1999, he initiated and led the development of Sympatico, Canada’s largest Internet service and portal, for Bell Canada and twelve other telecommunications companies across Canada. From 2001 to 2003, Mr. Remborg was General Manager, eBusiness, at Air Canada. He also held senior management positions at Reuters and I.P. Sharp Associates. Mr. Remborg has an MBA from BI Norwegian School of Management and the University of Alberta.

The Honourable Jerry S. Grafstein, Q.C., holds degrees from the University of Western Ontario and the University of Toronto and has taught the Bar Admission Course at Osgoode Hall. Mr. Grafstein has wide-ranging legal and business experience in all aspects of media. He was a co-founder of a range of media companies, focusing on broadcasting, cable, communications, and publication enterprises in Canada, the USA, the UK and South America. He advised several key government ministries, including Transportation, External Affairs, Consumer and Corporate Affairs and Justice. He was appointed to the Senate of Canada in 1984 by then Prime Minister Pierre Elliott Trudeau. Mr. Grafstein has served on all Senate Committees, including the Foreign Affairs and the Legal and Constitutional Affairs Committees. He served as Chairman of the Senate Banking, Trade and Commerce Committee. While in the Senate, he was a long serving Co-Chair of the Canada-United States Inter-Parliamentary Group, and a long serving senior officer of the Organization for Security and Co-Operation in Europe Parliamentary Assembly (OSCE PA). Mr. Grafstein retired from the Senate on January 1, 2010.  He continues his law practice in corporate finance and communication law as counsel to Minden Gross LLP in Toronto and remains active in the local affairs in Toronto.

Tommy Weibing Gong holds an Electrical & Mechanics Engineering degree from Huazhong University of Science and Technology in China, and professional IT certifications through his North American education and started his IT career in 1996 in Silicon Valley. He is founder of Polar Bear Energy Inc., a business in the Cleantech and Greentech sector. Mr. Gong is now a leading commercial property developer in Shanghai with his partnership with Shanghai Green Town Plaza Real Estate Development Co., Ltd, Shanghai Zhetie Green Town  Real Estate Development Co., Ltd, and  through his interests as founder of Zysteq North America Corporation and Chairman of  Shanghai Tommy Real Estate Development Co., Ltd, and Shanghai Tommy & Jane Property Investment and Management  Co., Ltd.

Anton Telegin is the Chief Commercial Officer for Orascom Telecom (OTH) and Vimplecom Ltd.’s BU Asia & Africa.  The combination of the two companies in April 2011 has made it the 6th largest mobile telecom provider in the world.  Anton now oversees all the commercial functions within OTH and Vimplecom’s BU Asia & Africa encompassing Market Development, Product Development, Commercial Roaming & International Business, Market Planning & Pricing, as well as Enterprise & Customer Operations.  He has a commercial expertise gained from over 16 years of experience in the Telecom industry where he led the successful launch of various high quality innovative commercial products yielding multi-billion dollar revenue streams and built a proven track record in driving regional operations from start-ups to market leadership. Anton holds an Engineering Degree from the Moscow State Technical University in Russia and an MBA from Kingston University in the UK.

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

Despite certain of the Company’s Executive Officers spending material portions of their time on businesses other than the Company, the Company believes that they devote sufficient time to the Company to properly carry out their duties.

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

6.B.  Compensation

The table below sets forth information concerning the compensation paid, during each of the last three fiscal years (as applicable), to the Company’s Chief Executive Officer, Chief Financial Officer, and other Executive Officers of the Company and its subsidiaries who received total remuneration, determined on the basis of base salary and bonuses in excess of $100,000 during the last three fiscal years ended December 31 (the “Named Executive Officers”).

Summary Compensation Table
Expressed in Canadian Dollars

Name and principal position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($)(2)	Non-equity incentive plan compensation ($)		Pension Value ($)	All other compensation ($)(1)	Total compensation ($)
					Annual incentive plans	Long-term incentive plans(3)
Michael P. Kraft President, Chief Executive Officer and Director	2011 2010 2009	180,000 180,000 180,000	Nil Nil Nil	127,045 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 23,057 20,090	307,045 203,057 200,090
Gali Bar-Ziv Chief Operating Officer	2011 2010	144,000 134,000	Nil Nil	222,246 Nil	Nil Nil	Nil Nil	Nil Nil	Nil 31,643	366,246 165,643
Khurram R. Qureshi Chief Financial Officer	2011 2010 2009	5,000 42,000 72,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	5,000 42,000 72,000
Ryan Robertson Chief Financial Officer	2011 2010	100,000 50,000	Nil Nil	103,480 Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	203,480 50,000
_____________________
Notes:

(1)
Perquisites and other personal benefits, securities or property that do not in the aggregate exceed the lesser of $50,000 and 10% of the total of the annual salary and bonus for any NEO for the financial year, if any, are not disclosed.

(2)
The weighted average grant date fair value was calculated in accordance with the Black-Scholes model using the common share price on the date of grant, with the key valuation assumptions being stock-price volatility of 80%, risk free interest rate of 1.5%, no dividend yields, and expected life of 5 years.

(3)
"LTIP" or "long term incentive plan" means any plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.

(4)	Gali Bar-Ziv joined the Company in June 2009.

(5)	Ryan Robertson was succeeded as Chief Financial Officer by Khurram Qureshi in December 2011.

Management Agreements

Michael P. Kraft

The Company entered into a consulting agreement (the "Kraft Consulting Agreement") dated as of October 18, 2007 with MPK Inc. pursuant to which the Company engaged MPK Inc. to provide the services of Michael P. Kraft (the "Consultant") to be the President & Chief Executive Officer of the Company.  MPK Inc. is a corporation wholly-owned and controlled by Michael P. Kraft.

The Kraft Consulting Agreement provides for an initial term of twenty-four (24) months to begin on January 1, 2008 and renewals for a further two (2) years unless terminated pursuant to the terms thereof.  The Kraft Consulting Agreement provides that the Company pay MPK Inc. $15,000 per month plus reimbursement for certain expenses properly incurred in connection with the Company.  In addition to providing an allowance for a health and dental plan, the Kraft Consulting Agreement also provides for an automobile allowance of $1,500 per month.

This agreement expired December 31, 2011 and is currently under negotiation.

Gali Bar-Ziv

The Company entered into a consulting agreement (the "Bar-Ziv Consulting Agreement") dated as of June 1, 2009 with Busy Babies Inc. pursuant to which the Company engaged Busy Babies Inc. to provide the services of Gali Bar-Ziv (the "Consultant") to be the Chief Operating Officer of the Company.  Busy Babies Inc. is a corporation wholly-owned and controlled by Gali Bar-Ziv.

The Bar-Ziv Consulting Agreement provided for an initial term of twelve (12) months to begin on June 1, 2009 and automatic renewals for a further one (1) year unless terminated pursuant to the terms thereof.  The Bar-Ziv Consulting Agreement provides that the Company pay the Consultant up to $12,000 per month plus reimbursement for certain expenses properly incurred in connection with the Company.
This agreement expired June 1, 2011 and is currently under negotiation.

Khurram Qureshi

Mr. Qureshi is engaged by the Company on a month-to-month basis and receives $5,000 per month plus reimbursement for certain expenses properly incurred in connection with the Company.

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

Change of Control Remuneration.

Michael Kraft

1.
The Consultant may terminate the Kraft Consulting Agreement upon ninety (90) days written notice to the Company and the Company shall pay to the Consultant, all amounts due and owing up to the effective date of termination. The Consultant may also terminate the Kraft Consulting Agreement for the following reasons: (i) a material change in the position, duties and responsibilities of the Consultant; (ii) the Consultant ceases to be the most senior officer of the Company; (iii) any material reduction in the compensation payable to the Consultant in accordance with the terms of the Kraft Consulting Agreement; and (iv) the Company's head office being located more than 50 kilometres from its current location and the Consultant's current residence ("Good Cause"). If the Consultant terminates the Kraft Consulting Agreement for Good Cause the Company shall pay to the Consultant, all amounts due and owing up to the effective date of termination and a settlement amount equal to eighteen (18) months of compensation at the rate of compensation payable to the Consultant immediately prior to the effective date of termination.

2.
The Kraft Consulting Agreement may be terminated by the Company by giving written notice to the Consultant and the Company shall pay to the Consultant, all amounts due and owing up to the effective date of termination and a settlement amount equal to eighteen (18) months of compensation at the rate of compensation payable to the Consultant immediately prior to the effective date of termination.

3.
In the event of a change of control, the Consultant may, for a period of six (6) months after the effective date of any such change of control, elect to terminate the Kraft Consulting Agreement with the Company upon eight weeks notice and the Company shall pay to the Consultant, all amounts due and owing up to the effective date of termination and a settlement amount equal to eighteen (18) months of compensation at the rate of compensation payable to the Consultant immediately prior to the effective date of termination by voluntary resignation.  In the event of a change of control and if the Company terminates the Consultant without cause, the settlement amount shall be equal to twenty-four (24) months of compensation at the rate of compensation payable to the Consultant immediately prior to the effective date of termination.

The Consultant is subject to an 18 month non-compete period following the termination of the Kraft Consulting Agreement.

Gali Bar-Ziv

1.
The Consultant may terminate the Bar-Ziv Consulting Agreement upon ninety (90) days written notice to the Company and the Company shall pay to the Consultant, all amounts due and owing up to the effective date of termination. The Consultant may also terminate the Bar-Ziv Consulting Agreement for the following reasons: (i) a material change in the position, duties and responsibilities of the Consultant; (ii) the Consultant ceases to be the most senior officer of the Company; (iii) any material reduction in the compensation payable to the Consultant in accordance with the terms of the Bar-Ziv Consulting Agreement; and (iv) the Company's head office being located more than 50 kilometres from its current location and the Consultant's current residence ("Good Cause"). If the Consultant terminates the Bar-Ziv Consulting Agreement for Good Cause the Company shall pay to the Consultant, all amounts due and owing up to the effective date of termination and a settlement amount equal to six (6) months of compensation at the rate of compensation payable to the Consultant immediately prior to the effective date of termination.

2.
The Bar-Ziv Consulting Agreement may be terminated by the Company by giving written notice to the Consultant and the Company shall pay to the Consultant, all amounts due and owing up to the effective date of termination.

The Consultant is subject to a nine month non-compete period following the termination of the Bar-Ziv Consulting Agreement.
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

Pension/Retirement Benefits.  No funds were set aside or accrued by the Company during Fiscal 2011 to provide pension, retirement or similar benefits for Directors or Executive Officers.

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

6.C.2. Termination benefits

Not applicable

6.C.3.  Board of Director Committees.

The Company has established an Audit Committee, Compensation Committee and Corporate Governance Committee in compliance with the Guidelines.

The Audit Committee assists the Board in its oversight of: (i) the integrity of the financial reporting of the Company; (ii) the independence and performance of the Company's external auditors; and (iii) the Company's compliance with legal and regulatory requirements.  The members of the Audit Committee are Messrs. Joshi (Chairman), Remborg and Kraft, Messrs. Remborg and Joshi being independent as defined in the Guidelines.  Mr. Joshi was succeeded as Chairman by Michael Stein on December 8, 2011.

The Compensation Committee assists the Board in fulfilling its obligations relating to human resource and compensation matters of the Company and its subsidiaries and to establish a plan for the continuity and development of senior management.  The members of the Compensation Committee during the past fiscal year were Ashesh Shah, and Anthony Lacavera (Chairman), being independent directors as defined in the Guidelines.  Following the December 8, 2011 shareholder meeting, the Committee was comprised of Michael Stein (Chairman), Scott Remborg, and Michael Kraft, Messrs. Stein and Remborg being independent as defined in the Guidelines.

The Corporate Governance Committee assists the Board by: (i) developing, reviewing and planning the Company's approach to corporate governance issues, including developing a set of corporate governance principles and guidelines specifically applicable to the Company; (ii) identifying and recommending to the Board potential new nominees to the Board; (iii) monitoring management's succession plan for the Chief Executive Officer (the "CEO") and other senior management; and (iv) overseeing enforcement of and compliance with the Company's proposed Code of Business Conduct.  The members of the Corporate Governance Committee during the past fiscal year were Messrs. Joshi (Chairman), Remborg and Shah, all being independent directors as defined in the Guidelines. Following the December 8, 2011 shareholder meeting, Mr. Joshi was succeeded by Jerry Grafstein.

6.E.  Share Ownership

Table No. 7 lists, as of June 29, 2011, Directors and Executive Officers who beneficially own the Company's voting securities and the amount of the Company's voting securities owned by the Directors and Executive Officers as a group.  Table No. 7 includes all persons/companies where the Company is aware that they have 5% or greater beneficial interest in the Company’s securities.

Table No. 7
Shareholdings of Directors and Executive Officers
Shareholdings of 5% Shareholders

Title		Amount and Nature	Percent
of		of Beneficial	of
Class	Name of Beneficial Owner	Ownership(1)	Class
Common	Michael P. Kraft(2)(4)	1,328,905(5)	6.47%
Common	Khurram Qureshi	134,990(7)	*
Common	Gali Bar-Ziv	52,500(9)	*
Common	Scott Remborg(2)	154,372(6)	*
Common	Tommy Gong	[nil](12)	*
Common	Jerry Grafstein	60,000(14)	*
Common	Anton Telegin	[nil]	*
Common	Orascom Telecom Holding SAE	2,857,143	13.91%
Common	SCP Partners	2,036,987	9.92
As a group (9 parties)		6,624,897	32.24%

*  Less than 1%.

(1)	The information as to voting securities beneficially owned, controlled or directed, not being within the knowledge of the Company, has been furnished by the respective individuals.

(2)	Member of the Audit Committee.

(3)	Member of the Compensation Committee.

(4)	Member of the Corporate Governance Committee.

(5)
Of such shares, 95,636 are held in Mr. Kraft's RRSP, and 1,233,269 are held by Buckingham Group Limited, a company controlled by Mr. Kraft.  Mr. Kraft also holds 445,715 options and 166,670 warrants to purchase up to an additional 612,385 common shares of the Company.

(6)	Of such shares, 3,428 are held in Mr. Remborg's RRSP account. Mr. Remborg also holds options to purchase up to an additional 144,679 common shares of the Company.

(7)
Of such shares, 58,250 are held in Mr. Qureshi’s RRSP account, and 51,925 are held in his wife’s RRSP account. Khurram Qureshi also holds options to purchase up to an additional 152,486 common shares of the Company.

(8)
Of such shares, 2,000 are held in Mr. Bar-Ziv's RRSP, and 50,500 are held by Busy Babies, a company controlled by Mr. Bar-Ziv.  Mr. Bar-Ziv also holds 440,000 options and 30,000 warrants to purchase up to an additional 470,000 common shares of the Company.

(9)	Tommy Gong also holds options to purchase up to an additional 20,000 common shares of the Company.

(10)	Of such shares, 60,000 are held by New Court Corporation, a company controlled by Mr. Grafstein. Mr. Grafstein also holds options to purchase up to an additional 30,000 common shares of the Company.

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

Company Stock Option Plan

The Board has approved a stock option plan (the "Stock Option Plan") whereby options may be granted to directors, officers, employees, consultants of the Company and its subsidiaries.  The number of shares which may be reserved for issuance under the Stock Option Plan is limited to 4,108,635 common shares, representing approximately 20% of the issued and outstanding common shares of the Company as at November 3, 2011.

The maximum number of common shares which may be reserved for issuance in a 12 month period to any one individual under the Stock Option Plan, shall not, in the aggregate, exceed 5% of the issued and outstanding common shares of the Company at the time of grant. The maximum number of common shares which may be reserved for issuance in a 12 month period to any consultants and persons engaged in investor relations activities for the Company, shall not, in the aggregate, exceed 2% of the issued and outstanding common shares at the time of grant.  Any common shares subject to a prior option granted under the Stock Option Plan which for any reason are cancelled or terminated prior to exercise will be available for a subsequent grant under the Stock Option Plan.

The option price of any common shares cannot be less than the closing price of the shares on the day immediately preceding the day upon which the option is granted less any permitted discount.  Options may be granted under the Stock Option Plan to be exercisable for a maximum period of ten years, subject to earlier termination, upon the termination of the optionee’s employment, upon the optionee ceasing to be an employee, officer, director or consultant of the Company or any of its subsidiaries, as applicable, or upon the optionee retiring, becoming permanently disabled or dying.  The options under the Stock Option Plan are non-transferable.  The Stock Option Plan contains provisions for adjustment in the number of shares issuable thereunder in the event of a subdivision, consolidation, reclassification or change of the common shares, a merger or other relevant changes in the Company’s capitalization.

On July 5, 2006, October 5, 2007, October 14, 2008, August 18, 2009, September 23, 2010, and December 8, 2011 the Company's shareholders ratified and approved an increase in the number of common shares eligible to be issued under the Company's Stock Option Plan to approximately 20% of the issued and outstanding common shares as at the date of the respective shareholders meetings.  Currently, the Stock Option Plan provides that the maximum aggregate number of shares reserved for issuance and which could be purchased upon the exercise of all options granted thereunder could not exceed 4,108,635, which number represented 20% of the 20,543,177 issued and outstanding as at the Record Date of the Company’s last Annual and Special Meeting.  As of the date hereof, options to purchase an aggregate of 2,629,569 common shares are outstanding under the Stock Option Plan.

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in the Table below as of June 30, 2012, as well as the number of options granted to Directors and officers as a group.

Stock Options Outstanding
Expressed in Canadian Dollars
	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date
Michael P. Kraft President, Chief Executive Officer and Director	142,857 200,000 50,000	0.70 0.66 1.00	February 14, 2012 February 15, 2016 February 15, 2016
Gali Bar-Ziv Chief Operating Officer	100,000 340,000	1.07 0.66	February 15, 2016 February 15, 2016
Khurram R. Qureshi Chief Financial Officer	52,486 50,000 50,000	0.70 1.70 1.00	February 14, 2012 February 15, 2016 February 15, 2016

Scott Remborg	42,500 50,000 30,750 21,429	0.66 1.00 1.75 0.84	Feb. 15, 2016 Feb. 15, 2016 May 1, 2014 May 22, 2012
Jerry Grafstein	30,000	0.66	Feb. 15, 2016
Tommy Gong	20,000	0.66	Feb. 15, 2016
Anton Telegin(3)	Nil	Nil	Nil

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

7.A.2.  Canadian Share Ownership. May 31, 2012, the Company’s registered shareholders’ list showed 20,543,177 common shares outstanding with 36 registered shareholders, with 15,097,318 owned by 26 shareholders residing in Canada, 2,444,928 shares owned by 5 registered shareholders in US and 3,000,931 shares owned by 5 foreign registered shareholders.

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

(a)	The Company charged $65,525 (2010 - $78,137) to corporations with one director in common for rent, administration, office charges and telecommunications.

(b)
Key management compensation was $360,057 (2010 – $185,000) and is reflected as consulting fees paid to corporations owned by officers, as discussed in ITEM #6.B, and a director of the Company, of which, $113,800 (2010 -$91,113) is unpaid and included in accounts payable.

(c)
At December 31, 2011, the Company had loans payable due to corporations controlled by officers, as discussed in ITEM #6.B, and directors of the Company in the amount of $435,000 (2010 - $345,000) bearing interest at 9% per annum.  Interest expense related to these loans is $30,305 (2010 - $21,607).

Other than as disclosed above, there have been no transactions since December 31, 2011 or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

ITEM 8.  FINANCIAL INFORMATION

8.A.  Consolidated Statements and Other Financial Information

The Company's financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).  These are the Company’s first consolidated annual financial statements prepared in accordance with IFRS.  An explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flows of the Company is provided in Note 22 of the consolidated financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit reports of Collins Barrow Toronto LLP are included herein immediately preceding the financial statements and schedules.

Audited Financial Statements
for Fiscal 2011 and Fiscal 2010

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

The table No. 9 lists the volume of trading and high, low and closing sales prices on the TSX Venture Exchange for the Company's common shares for: the last 12 months, the last twelve fiscal quarters; and the last five fiscal years.

Table No. 9
TSX Venture Exchange
 Common Shares Trading Activity

Period	Sales -- Canadian Dollars
Ended	Volume	High	Low	Close
Monthly
May 2012	101,250	0.335	0.25	0.30
April 2012	172,010	0.36	0.255	0.30
March 2012	34,313	0.45	0.27	0.36
February 2012	6,462	0.445	0.37	0.40
January 2012	21,920	0.41	0.30	0.37
December 2011	129,573	0.40	0.28	0.35
November 2011	398,710	0.49	0.24	0.32
October 2011	196,356	0.60	0.37	0.41
September 2011	255,728	0.70	0.51	0.55
August 2011	243,743	0.78	0.58	0.60
July 2011	175,337	0.80	0.60	0.73
June 2011	130,386	0.82	0.67	0.77

Quarterly
3/31/2012	62,695	0.445	0.27	0.36
12/31/2011	724,639	0.60	0.24	0.35
9/30/2011	674,808	0.80	0.51	0.55
6/30/2011	320,920	0.82	0.60	0.77
3/31/2011	73,200	0.95	0.55	0.73
12/31/2010	40,500	0.80	0.50	0.75
9/30/2010	39,700	0.74	0.42	0.65
6/30/2010	47,100	0.72	0.39	0.45
03/31/2010	1,894,902	1.24	0.83	0.75
12/31/2009	733,158	1.05	0.75	1.04
09/31/2009	155,187	1.20	0.85	1.05
06/30/2009	323,870	1.43	0.66	1.20
03/31/2009	245,300	1.05	0.62	0.90
12/31/2008	361,125	1.71	0.55	1.19
09/30/2008	447,358	1.92	1.36	1.70
06/30/2008	542,301	2.20	1.62	1.85
3/31/2008	463,600	1.83	0.85	1.81

Yearly
12/31/2011	1,793,567	0.95	0.24	0.35
12/31/2010	2,022,202	1.24	0.39	0.75
12/31/2009	1,457,515	1.43	0.62	1.04
12/31/2008	1,494,984	2.20	0.55	1.19
12/31/2007	930,134	1.50	0.63	1.19

The Company's shares became quoted for trading on the OTC Bulletin Board on January 22, 2004.

The table No.10 lists the volume of trading and high, low and closing sales prices on the OTC Bulletin Board for the Company's common shares for the last 12 months, the last twelve fiscal quarters; and since commencement of trading.

Table No. 10
OTC Bulletin Board
 Common Shares Trading Activity

Period	Sales -- US Dollars
Ended	Volume	High	Low	Close
Monthly
May 2012	642	0.28	0.26	0.26
April 2012	93,557	0.366	0.2539	0.28
March 2012	0	0.366	0.366	0.366
February 2012	200	0.366	0.258	0.366
January 2012	0	0.258	0.258	0.258
December 2011	4,881	0.302	0.258	0.258
November 2011	2,285	0.3761	0.2607	0.2607
October 2011	1,714	0.5918	0.3761	0.3761
September 2011	1,934	0.62	0.5918	0.5918
August 2011	41,000	0.7413	0.566	0.6553
July 2011	1,142	0.801	0.726	0.7413
June 2011	0	0.801	0.801	0.801

Quarterly
3/31/2012	200	0.366	0.258	0.366
12/31/2011	8,880	0.5918	0.258	0.258
9/30/2011	44,076	0.81	0.566	0.5918
6/30/2011	8,584	0.99	0.735	0.7413
3/31/2011	75,706	0.88	0.46	0.88
12/31/2010	90,582	0.68	0.46	0.46
9/30/2010	168,656	0.66	0.38	0.60
6/30/2010	247,020	0.78	0.40	0.40
03/31/2010	418,300	1.52	0.67	0.68
12/31/2009	355,000	1.00	0.70	1.00
09/30/2009	14,200	1.15	0.70	0.99
06/30/2009	64,100	1.05	0.51	1.05
03/31/2009	20,600	1.24	0.60	0.90
12/31/2008	67,041	1.58	0.61	1.24
09/30/2008	278,741	1.85	1.30	1.85
06/30/2008	58,200	2.00	1.00	1.85

Yearly
12/31/2011	137,246	0.99	0.258	0.258
12/31/2010	924,558	1.52	0.38	0.46
12/31/2009	453,900	1.24	0.51	1.00
12/31/2008	867,582	2.00	0.61	1.24
12/31/2007	245,718	1.40	0.21	1.22

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
c.  Adding, changing or removing any restriction on the business or businesses that the corporation may carry on;d.  Certain reorganizations of the corporation and alterations of share capital;e.  Increasing or decreasing the number of directors or the minimum or maximum number of directors;f.  Any amendment to its articles regarding constraining the issue or transfer of shares to persons who are not resident
    Canadians; and
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

Material Canadian Federal Income Tax Consequences

The discussion under this heading relates to the principal Canadian federal income tax consequences of acquiring, holding and disposing of shares of common stock of the Company for a shareholder of the Company who is not a resident of Canada but is a resident of the United States and who will acquire and hold shares of common stock of the Company as capital property for the purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”).  This summary does not apply to a shareholder who carries on business in Canada through a “permanent establishment” situated in Canada or performs independent personal services in Canada through a fixed base in Canada if the shareholder’s holding in the Company is effectively connected with such permanent establishment or fixed base.  This information is based on the provisions of the Canadian Tax Act and the regulations thereunder and on an understanding of the administrative practices of Canada Revenue Agency, and takes into account all specific proposals to amend the Canadian Tax Act or regulations made by the Minister of Finance of Canada as of the date hereof.  This discussion is not a substitute for independent advice from a shareholder’s own Canadian and U.S. tax advisors.

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

10.F.  Dividends and Paying Agents

Not Applicable

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s operating activities (when revenue or expense is denominated in a different currency from the Company’s functional currency) and the Company’s net investments in foreign subsidiaries. The Company operates internationally and is exposed to foreign exchange risk as certain expenditures are denominated in non-Canadian Dollar currencies.

A 10% strengthening of the US dollars against Canadian dollars would have increased the net equity by $39,393 (2010 - $118,884) due to reduction in the value of net liability balance.  A 10% of weakening of the US dollar against Canadian dollar at December 31, 2011 would have had the equal but opposite effect.

The significant financial instruments of the Company, their carrying values and the exposure to USD denominated monetary assets and liabilities, as of December 31, 2011 are as follows:

	US Denominated		China Denominated		Taiwan Denominated
	CAD	USD	CAD	RMB	CAD	NTW
Cash	384,584	378,156	45,834	283,625	-	-
Accounts receivable	293,216	288,315	749,514	4,638,079	-	-
Accounts payable	13,049	12,831	-	-	-	-

USD, RMB and New Taiwan dollars are converted at the prevailing year-end exchange rates.

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

	RMB	USD	USD	USD	USD
		At 12/31/2011	-5%	-10%	-15%
Year-end Exchange Rate For 1 RMB to USD		0.1585	0.1506	0.1427	0.1347
Annual Revenue From China	8,575,909	1,359,282	1,291,317	1,223,353	1,155,389
Accounts Receivable	4,642,151	735,781	698,992	662,203	625,414

	USD	CAD	CAD	CAD	CAD
		Year 2011	+5%	-5%	-10%
Average Annual Exchange Rate for 1 USD to CAD		0.9907	1.0402	0.9412	0.8916
Annual Revenue From China	1,234,788	1,223,304	1,284,469	1,162,139	1,100,974

	USD	CAD	CAD	CAD	CAD
		At 12/31/2011	+5%	-5%	-10%
Year-end Exchange Rate for 1 USD to CAD		1.0241	1.0753	0.9729	0.9217
Cash	376,972	386,057	405,360	366,754	347,451
Accounts Receivable	962,676	985,876	1,035,170	936,583	887,289
Accounts Payable	33,063	33,859	35,552	32,166	30,474

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

Recent Accounting Pronouncements

The following pronouncements issued by the IASB and interpretations published by IFRIC will become effective for annual periods beginning on or after January 1, 2013, with earlier adoption permitted.  IFRS 10, IFRS 11 and IFRS 12 permit early adoption if all of the standards are collectively adopted.

IFRS 10 – Consolidated Financial Statements establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. A new definition of ‘control’ has been established. IFRS 10 replaces the consolidation requirements in SIC-12 Consolidation—Special Purpose Entities and IAS 27 Consolidated and Separate Financial Statements.

IFRS 11 – Joint Arrangements establishes the principles for joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form. IFRS 11 requires a venture to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method whereas for a joint operation the venture will be accounted for using the proportionate consolidation method.

IFRS 12 – Disclosure of Interests in Other Entities is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities.

IFRS 13 – Fair Value Measurement defines fair value, requires disclosure about fair value measurements and provides a framework for measuring fair value when it is required or permitted within the IFRS standards.

IAS 19 – Employee Benefits amends the existing standard to eliminate options to defer the recognition of gains and losses in defined benefit plans, requires remeasurement of a defined benefit plan’s assets and liabilities to be presented in other comprehensive income and increases the disclosure.

The IASB also amended the following standard which is effective as per the date identified.

IAS 1 – Presentation of Financial Statements was amended and requires companies to group items presented within Other Comprehensive Income based on whether they may be subsequently reclassified to profit or loss.   This amendment is effective for annual periods beginning on or after July 1, 2012, with earlier adoption permitted.

IFRS 9 – Financial Instruments addresses the classification and measurement of financial assets. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value.  The new standard also requires a single impairment method to be used.  The IASB has extended the effective date to January 1, 2015.

The Company has not yet completed its evaluations of the effect of adopting the above standards and the impact it may have on its consolidated financial statements.

15.B.   There have been no significant changes in the Company's internal controls or the occurrence of events or other factors that could significantly affect these controls, subsequent to the Date of Evaluation.

ITEM 16.  RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

During the past fiscal year, the members of the audit committee (the "Audit Committee") were Sanjay Joshi ("Chairman"), Scott Remborg and Michael P. Kraft, of whom Sanjay Joshi and Scott Remborg are independent.  Mr. Joshi was succeeded as Chairman by Michael Stein on December 8, 2011. Each member of the Audit Committee is financially literate as defined by MI 52-110.

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

ITEM 16B. CODE OF ETHICS

The Company has adopted a “Code of Conduct”, the text of such code is available through its internet website.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Nature of Services	Fees Paid to Auditor in Year-ended December 31, 2011	Fees Paid to Auditor in Year-ended December 31, 2010
Audit Fees(1)	$66,350	$93,730
Audit-Related Fees(2)	Nil	Nil
Tax Fees(3)	5,021	Nil
All Other Fees(4)	11,925	Nil
Total	$83,296	$93,730

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

ITEM 16D. NOT APPLICABLE

ITEM 16E. NOT APPLICABLE

ITEM 16F. NOT APPLICABLE

ITEM 16G. NOT APPLICABLE

PART III

ITEM 17.  FINANCIAL STATEMENTS

The Company's financial statements are stated in Canadian Dollars (CAD) and are prepared in accordance with with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

The financial statements as required under ITEM #17 are attached hereto as exhibits.  The audit reports of Collins Barrow Toronto LLP are included herein immediately preceding the financial statements and schedules.

Audited Financial Statements

  Auditor's Report, dated April 30, 2012

  Consolidated Balance Sheets at December 31, 2011 and December 31, 2010

  Consolidated Statements of Operations and Deficit
   for the years ended December 31, 2011 and December 31, 2010

  Consolidated Statements of Cash Flows
   for the years ended December 31, 2011 and December 31, 2010

Notes to Financial Statements

ITEM 18.  FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM #17.

ITEM 19.  EXHIBITS

1.1           Articles of Amendment. Certificates of Incorporation, By-Laws/Articles, incorporated by reference from the Lingo Media Inc. F-1 Registration Statement filed August 20, 2002.

1.2           Amended By-Laws of the Company incorporated by reference from the Lingo Media Corporation Form 20-F/A filed February 17, 2012.

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

LINGO MEDIA CORPORATION

By: /s/ “Michael P. Kraft”
Michael P. Kraft
President and Chief Executive Officer

By: /s/ “Khurram Qureshi"
Khurram Qureshi
Chief Financial Officer
 June 29, 2012

LINGO MEDIA CORPORATION

Consolidated Financial Statements

For the year ended December 31, 2011

Management’s Responsibility

To the Shareholders of
Lingo Media Corporation

Management is responsible for the preparation and presentation of the accompanying consolidated financial statements, including responsibility for significant accounting judgments and estimates in accordance with International Financial Reporting Standards and ensuring that all information in the Management Discussion & Analysis is consistent with the statements.  This responsibility includes selecting appropriate accounting principles and methods, and making decisions affecting the measurement of transactions in which objective judgment is required.

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

The Board of Directors and the Audit Committee include some Directors who are neither management nor employees of the Company. The Board is responsible for overseeing management in the performance of its financial reporting responsibilities, and for approving the financial information included in the annual report.  The Audit Committee has the responsibility of meeting with management and external auditors to discuss the internal controls over the financial reporting process, auditing matters and financial reporting issues.  The Audit Committee is also responsible for recommending the appointment of the Company’s external auditors.

Collins Barrow Toronto LLP, an independent firm of Chartered Accountants, is appointed by the Audit Committee of the Board to audit the consolidated financial statements and report directly to them; their report follows.  The external auditors have full and free access to, and meet periodically and separately with, both the Audit Committee and management to discuss their audit findings.

April 30, 2012

/s/ Michael Kraft	/s/ Khurram Qureshi
President & CEO	Chief Financial Officer

[LETTERHEAD OF COLLINS BARROW]

INDEPENDENT AUDITORS' REPORT

To the Shareholders of

Lingo Media Corporation

We have audited the accompanying consolidated financial statements of Lingo Media Corporation and its subsidiaries, which comprise the consolidated balance sheets as at December 31, 2011, December 31, 2010, and January 1, 2010 and the consolidated statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2011 and 2010 and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

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

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Lingo Media Corporation and its subsidiaries as at December 31, 2011, December 31, 2010, and January 1, 2010 and its financial performance and its cash flows for the years ended December 31, 2011 and 2010 in accordance with International Financial Reporting Standards.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 2 in the consolidated financial statements which indicates that the Company has material uncertainties that may cast significant doubt about the Company's ability to continue as a going concern.

Licensed Public Accountants
Chartered Accountants
April 30, 2012
Toronto, Ontario

2

LINGO MEDIA CORPORATION
Consolidated Financial Statements
As at December 31, 2011

LINGO MEDIA CORPORATION
Consolidated Balance Sheets
 (Expressed in Canadian Dollars, unless otherwise stated)

	Notes	December 31, 2011	December 31, 2010	January 1, 2010
ASSETS			(Note 22)	(Note 22)
Current Assets

Cash and cash equivalents		$ 482,767	$ 230,906	$ 201,451
Accounts and grants receivable, net	6	1,175,330	931,101	569,571
Prepaid and other receivables		103,618	93,465	76,954

		1,761,715	1,255,472	847,976
Non-Current Assets

Property and equipment, net	7	48,321	58,161	73,351
Publishing development cost, net	8	-	8,807	24,018
Intangibles, net	9	1,099,521	4,234,283	4,757,807
Goodwill	23	139,618	139,618	-

TOTAL ASSETS		3,049,175	5,696,341	5,703,152

LIABILITIES AND EQUITY

Current Liabilities

Accounts payable		373,521	903,689	313,915
Accrued liabilities		335,820	729,892	393,665
Deferred revenue		-	-	15,533
Loans payable	10	890,000	1,408,205	-
		1,599,341	3,041,786	723,113
Non-Current Liabilities

Balance of acquisition payment due	23	-	763,729
Deferred tax		-	-	564,997
TOTAL LIABILITIES		1,599,341	3,805,515	1,288,110

Equity

Share capital	11	17,925,347	15,131,192	14,220,192
Warrants	13	1,046,365	-	281,355
Share-based payment reserve	12	2,130,735	1,612,621	1,362,875
Accumulated other comprehensive income		(86,760)	(4,181)	-
Deficit		(19,565,853)	(14,848,806)	(11,449,380)
TOTAL EQUITY		1,449,834	1,890,826	4,415,042

TOTAL LIABILITIES AND EQUITY		$ 3,049,175	$ 5,696,341	$ 5,703,152

The accompanying notes are an integral part of these consolidated financial statements.

These consolidated financial statements are authorized for issue by the Board of Directors on April 30, 2012.

/s/ Michael Kraft	/s/ Michael Stein
Director	Director

LINGO MEDIA CORPORATION
Consolidated Statement of Comprehensive Income
For the years ended December 31, 2011 and 2010
(Expressed in Canadian Dollars, unless otherwise stated)

	Notes	2011	2010
			(Note 22)
Revenue		$ 2,066,969	$ 1,985,153

Expenses

Selling, general and administrative expenses		2,340,555	2,903,638
Share-based payments	12	518,114	(31,609)
Direct costs		141,749	117,941
Amortization – intangibles	9	2,544,818	2,443,382
Impairment loss		703,600	-
Amortization – publishing development costs	8	8,807	15,211
Depreciation – property and equipment	7	12,600	14,081
Total Expenses		6,270,243	5,462,644

Loss from Operations		(4,203,274)	(3,477,491)

Net Finance Charges

Interest expense		328,112	294,675
Foreign exchange (gain) / loss		(19,709)	24,177

Loss Before Income Tax		(4,511,677)	(3,796,343)

Income Tax Expense (Recovery)	14	205,370	(396,917)

Net Loss for the Period		(4,717,047)	(3,399,426)

Other Comprehensive Income

Exchange differences on translating foreign operations		82,579	4,181

Total Comprehensive Loss, Net of Tax		$(4,634,468)	$ (3,395,245)

Loss per Share
Basic and Diluted		$ (0.25)	$ (0.26)

Weighted Number of Common Shares Outstanding
Basic and Diluted		18,797,185	13,277,226

The accompanying notes are an integral part of these consolidated financial statements.

LINGO MEDIA CORPORATION
Consolidated Statement of Changes in Equity
For the year ended December 31, 2011 and 2010
(Expressed in Canadian Dollars, unless otherwise stated)

	Issued Share Capital		Share- Based Payment Reserve	Warrants	Accumulated Other Comprehensive Income	Deficit	Total Equity
	Number of shares	Amount

Balance as at January 1, 2010	12,465,857	$14,220,192	$1,362,875	$281,355	$-	$(11,449,380)	$4,415,042
Loss for the year	-	-	-	-	-	(3,399,426)	(3,399,426)
Other comprehensive income / (loss)	-	-	-	-	(4,181)	-	(4,181)
Issued shares - acquisition of ELL Technologies Limited	1,050,000	651,000	-	-	-	-	651,000
Issued shares - against loan payable	433,332	260,000	-	-	-	-	260,000
Warrants expired - shares	-	-	281,355	(281,355)	-	-	-
Share-based payments charged to operations	-	-	(31,609)	-	-	-	(31,609)

Balance as at December 31, 2010	13,949,189	15,131,192	1,612,621	-	(4,181)	(14,848,806)	1,890,826

Issued shares - equity financing	5,557,001	3,053,985	-	-	-	-	3,053,985
Issued shares - balance of ELL Technologies Limited acquisition payment	1,036,987	786,535	-	-	-	-	786,535
Net loss for the year	-	-	-	-	-	(4,717,047)	(4,717,047)
Warrants issued	-	(1,046,365)	-	1,046,365	-	-	-
Share-based payments charged to operations	-	-	518,114	-	-	-	518,114
Other comprehensive income (loss)	-	-	-	-	(82,579)	-	(82,579)
Balance as at December 31, 2011	20,543,177	$17,925,347	$2,130,735	$1,046,365	$(86,760)	$(19,565,853)	$1,449,834

The accompanying notes are an integral part of these consolidated financial statements.

LINGO MEDIA CORPORATION
Consolidated Statement of Cash Flows
For the years ended December 31, 2011 and 2010
(Expressed in Canadian Dollars, unless otherwise stated)

	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss Before Income Tax	$ (4,717,047)	$ (3,399,426)

Adjustments to Net Profit for Non-Cash Items:

Depreciation - property & equipment	12,600	14,081
Amortization – publishing development costs	8,807	15,211
Amortization – intangibles	2,544,818	2,443,382
Impairment loss	703,600	-
Transaction costs paid in shares	-	31,000
Share-based payments	518,114	(31,609)
Unrealized foreign exchange gain	(34,923)	(22,806)
Deferred income tax recovery	-	(564,997)
Interest accretion	178,795	(81,205)
Operating Loss before Working Capital Changes	(785,236)	(1,464,959)

Working Capital Adjustments:

(Increase) / decrease in accounts and grants receivable	(244,229)	(361,530)
(Increase) / decrease in prepaid and other receivables	(10,153)	(16,511)
Increase / (decrease) in accounts payable	(530,168)	249,579
Increase / (decrease) in accrued liabilities	(394,072)	320,694
Cash Generated from / (used in) Operations	(1,963,858)	(1,241,727)

CASH FLOWS FROM INVESTING ACTIVITIES

Expenditures on software & web development costs	(138,681)	(312,746)
Purchase of property and equipment	(2,585)	(3,072)

Net Cash Flows Generated from / (used in) Investing Activities	(141,266)	(315,818)

CASH FLOWS FROM FINANCING ACTIVITIES

Share capital issue during the year	3,320,200	-
Share issue costs	(266,215)	-
Advances (Repayment) of loan payable	(697,000)	1,587,000

Net Cash Flows Generated from / (used in) Financing Activities	2,356,985	1,587,000

NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS	251,861	29,455

Cash and Cash Equivalents at the Beginning of the Year	230,906	201,451

Cash and Cash Equivalents at the End of the Year	$ 482,767	$ 230,906

The accompanying notes are an integral part of these consolidated financial statements.

LINGO MEDIA CORPORATION
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

1.	CORPORATE INFORMATION

Lingo Media Corporation (“Lingo Media” or the “Company”) is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of Ontario and its shares are listed on the TSX Venture Exchange and inter-listed on the OTC Bulletin Board. The consolidated financial statements of the Company as at and for the year ended December 31, 2011 comprise the Company and its subsidiaries.

Lingo Media Corporation is an ESL industry acquisition company in online and print-based education product and services.  The Company is focused on English language learning (“ELL”) on an international scale through its four distinct business units: ELL Technologies Limited (“ELL Technologies”); Parlo Corporation (“Parlo”); Speak2Me Inc. (“Speak2Me”); and Lingo Learning Inc. (“Lingo Learning”).  ELL Technologies is a globally-established ELL multi-media and online training company marketed under the Q Group brand.  Parlo is a fee-based online ELL training and assessment service.  Speak2Me is a free-to-consumer advertising-based online ELL service in China.  Lingo Learning is a print-based publisher of ELL programs in China.

The head office, principal address and registered and records office of the Company is located at 151 Bloor Street West, Suite 703, Toronto, Ontario, Canada, M5S 1S4.

2.	BASIS OF PREPRATION

2.1       Statement of compliance and going concern

These consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).  These are the Company’s first consolidated annual financial statements prepared in accordance with IFRS.  An explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flows of the Company is provided in Note 22.

These consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business. The Company has incurred significant losses recurring over the years. This raises significant doubt about the Company’s ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon raising additional financing through share issuance, borrowing, sales contracts and distribution agreements. There are no assurances that the Company will be successful in achieving these goals.

The consolidated financial statements for the year ended December 31, 2011 (including comparatives) were approved and authorized for issue by the board of directors on April 30, 2012.

2.2       Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis. The comparative figures presented in these consolidated financial statements are in accordance with IFRS and any changes from figures previously reported under Canadian GAAP have been discussed in Note 22.

LINGO MEDIA CORPORATION
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

2.	BASIS OF PREPRATION (Cont’d)

2.3       Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and the entities controlled by the Company (i.e. subsidiaries) as at December 31, 2011. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date when such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

All inter-group balances, transactions, unrealized gains and losses resulting from inter-group transactions and dividends are eliminated in full.

2.4	Functional and presentation currency

The functional currency is the currency of the primary economic environment in which the entity operates and has been determined for each entity within the Group. These consolidated financial statements are presented in Canadian Dollars, which is the Company’s functional currency and presentation currency. The functional currency of Speak2Me Inc. is Chinese Renminbi (“RMB”) and the functional currency of its ELL Technologies subsidiary is the United States Dollar (“US$”).

The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, “The Effects of Changes in Foreign Exchange Rates”.

3.	SIGINFICANT ACCOUTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies, reported amounts of assets, liabilities and contingent liabilities, revenues and expenses at the date of the consolidated financial statements and during the reporting period.

Estimates and assumptions are continuously evaluated and are based on management’s historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

Information about critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:
•	Determination of functional and presentation currency
•	Determination of impairment loss
•	Income taxes
•	Valuation of share-based payments

LINGO MEDIA CORPORATION
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

4.	SUMMARY OF SIGINFICANT ACCOUTING POLICIES

Revenue recognition

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

Comprehensive income

Comprehensive income measures net earnings for the period plus other comprehensive income. Other comprehensive income consists of changes in equity from non-owner sources, such as unrealized gains and losses on available for sale financial assets, changes to unrealized gains and losses on the effective portion of cash flow hedges and changes to foreign currency translation adjustments of foreign operations during the period. Amounts reported as other comprehensive income are accumulated in a separate component of shareholders’ equity as Accumulated Other Comprehensive Income.

Property and equipment

Property and equipment are initially recorded at cost. Amortization is provided using methods outlined below at rates intended to amortize the cost of assets over their estimated useful lives.

Method	Rate
Computer and office equipment	Declining balance20%

The Company’s policy is to record an impairment loss in the period when it is determined that the carrying amount of the asset may not be recoverable.

Publishing development costs

The Company capitalizes costs related to English language learning products and programs when the feasibility and profitability of the project can be reasonably considered certain. Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized if the product or process is technically and commercially feasible and the Company has sufficient resources to complete development. The expenditure capitalized includes the cost of materials, direct labour and an appropriate proportion of overheads. Other development expenditure is recognized in the income statement as an expense as incurred. Capitalized development expenditure is stated at cost less accumulated amortization and impairment losses.

LINGO MEDIA CORPORATION
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

4.	SUMMARY OF SIGINFICANT ACCOUTING POLICIES (Cont’d)

Software and web development costs

The Company capitalizes all costs related to the development of its free-to-consumer and fee-based English language learning services when the feasibility and profitability of the project can be reasonably considered certain. Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized if the product or process is technically and commercially feasible and the Company has sufficient resources to complete development. The expenditure capitalized includes the cost of materials, direct labour and an appropriate proportion of overheads. Other development expenditure is recognized in the income statement as an expense as incurred. Capitalized development expenditure is stated at cost less accumulated amortization and impairment losses.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net identifiable assets of an acquired business.

The Company measures goodwill as the fair value of the consideration transferred including the recognized amount of any non-controlling interest in the venture, less the net recognized amount (fair value) of the identifiable assets acquired and liabilities assumed, all measured as of the acquisition date. When the excess is negative, a bargain purchase gain is recognized immediately in profit.

The Company elects on a transaction-by-transaction basis whether to measure non-controlling interest at its fair value, or at its proportionate share of the recognized amount of the identifiable net assets, at the acquisition date. Transaction costs, other than those associated with the issue of debt or equity securities, that the Company incurs in connection with a business combination are expensed as incurred.

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

Deferred income taxes

Deferred taxation is recognized using the liability method on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. However, the deferred taxation is not recognized if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred taxation is determined using tax rates (and laws) that have been enacted or substantially enacted by the reporting date and are expected to apply when the related deferred taxation asset is realized or the deferred taxation liability is settled.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and jointly controlled entities, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

LINGO MEDIA CORPORATION
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

4.	SUMMARY OF SIGINFICANT ACCOUTING POLICIES (Cont’d)

Deferred income taxes (Cont’d)

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to offset current income tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Foreign currency translation

Foreign currency transactions are initially recorded in the functional currency at the transaction date exchange rate. At the balance sheet date, monetary assets and liabilities denominated in a foreign currency are translated into the functional currency at the reporting date exchange rate. Foreign exchange gains and losses resulting from the settlement of such transactions and from the remeasurement of monetary items at year-end exchange rates are recognized in the income statement.

Non-monetary items measured at historical cost are translated using the historical exchange rate. Non-monetary items measured at fair value are translated using the exchange rates at the date when fair value was determined.

Financial statements of subsidiaries, affiliates and joint ventures for which the functional currency is not the Canadian Dollar are translated into Canadian Dollar as follows: all asset and liability accounts are translated at the balance sheet exchange rate and all earnings and expense accounts and cash flow statement items are translated at average exchange rates for the period. The resulting translation gains and losses are recorded as foreign currency translation adjustments in other comprehensive income and recorded in the currency translation reserve in equity. On disposal of a foreign operation the cumulative translation differences recognized in equity are reclassified to the income statement and recognized as part of the gain or loss on disposal. Goodwill and fair value adjustments arising on the acquisition of a foreign entity have been treated as assets and liabilities of the foreign entity and translated into Canadian Dollars at the balance sheet rate.

Foreign exchange gains or losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which in substance is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive income in the translation reserve.

Use of Estimates

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and notes to the consolidated financial statements. These estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future. Significant estimates include those related to the recoverability of the carrying value of intangible assets, the fair value estimates of share-based payment and warrants, deferred income taxes, provisions and contingent liabilities. Actual results may differ from those estimates.

Earnings (loss) per share

Loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year, including contingently issuable shares which are included when the conditions necessary for issuance have been met. Diluted loss per share is calculated in a similar manner, except that the weighted average number of common shares outstanding is increased to include potentially issuable common shares from the assumed exercise of common share purchase options and warrants, if dilutive. During the year ended December 31, 2011, all the outstanding stock options, warrants and brokers’ warrants were anti-dilutive

LINGO MEDIA CORPORATION
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

4.	SUMMARY OF SIGINFICANT ACCOUTING POLICIES (Cont’d)

Stock-based compensation plan

The stock-based compensation plan allows Company employees and consultants to acquire shares of the Company. The fair value of share-based payment awards granted is recognized as an employee or consultant expense with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

Each tranche in an award is considered a separate award with its own vesting period and grant date fair value. The fair value is measured at grant date and each tranche is recognized on a straight line basis over the period during which the share purchase options vest. The fair value of the share-based payment awards granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the awards were granted. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of awards, for which the related service and non-market vesting conditions are expected to be met.

For equity-settled share-based payment transactions, the Company measures the goods or services received, and the corresponding increase in equity, directly, at the fair value of the goods or services received, unless that fair value cannot be estimated reliably, in which cases, the Company measures their value, and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted.

Financial instruments

All financial instruments are recorded initially at fair value. In subsequent periods, all financial instruments are measured based on the classification adopted for the financial instrument: fair value through profit and loss (“FVTPL”); held to maturity; loans and receivables; and available for sale or other liability.

Financial assets

FVTPL assets are subsequently measured at fair value with the change in the fair value recognized in net income during the period.

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

LINGO MEDIA CORPORATION
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

4.	SUMMARY OF SIGINFICANT ACCOUTING POLICIES (Cont’d)

Financial instruments (Cont’d)

The Company has classified its financial instruments as follows:

Financial Instrument                                      Classification

Cash and cash equivalents                           FVTPL
Accounts and grants receivable                  Loans and receivables
Accounts payable                                          Other liabilities
Accrued liabilities                                           Other liabilities
Loans payable                                                 Other liabilities

The Company’s financial instruments measured at fair value on the balance sheet consist of cash and cash equivalents, which is measured at level 1 of the fair value hierarchy. There are three levels of the fair value hierarchy as follows:

Level 1:               Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2:               Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3:               Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

Impairment of long-lived assets

The Company’s property and equipment and intangibles with finite lives are reviewed for an indication of impairment at each balance sheet date. If indication of impairment exists, the asset’s recoverable amount is estimated.  The recoverable amount is the greater of the asset’s fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  An impairment loss is recognized when the carrying amount of an asset, or its cash-generating unit, exceeds its recoverable amount. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.  Impairment losses are recognized in profit and loss for the period.

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

LINGO MEDIA CORPORATION
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

5.	RECENT ACCOUNTING PRONOUNCEMENTS

The following pronouncements issued by the IASB and interpretations published by IFRIC will become effective for annual periods beginning on or after January 1, 2013, with earlier adoption permitted.  IFRS 10, IFRS 11 and IFRS 12 permit early adoption if all of the standards are collectively adopted.

IFRS 10 – Consolidated Financial Statements establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. A new definition of ‘control’ has been established. IFRS 10 replaces the consolidation requirements in SIC-12 Consolidation—Special Purpose Entities and IAS 27 Consolidated and Separate Financial Statements.

IFRS 11 – Joint Arrangements establishes the principles for joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form. IFRS 11 requires a venture to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method whereas for a joint operation the venture will be accounted for using the proportionate consolidation method.

IFRS 12 – Disclosure of Interests in Other Entities is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities.

IFRS 13 – Fair Value Measurement defines fair value, requires disclosure about fair value measurements and provides a framework for measuring fair value when it is required or permitted within the IFRS standards.

IAS 19 – Employee Benefits amends the existing standard to eliminate options to defer the recognition of gains and losses in defined benefit plans, requires remeasurement of a defined benefit plan’s assets and liabilities to be presented in other comprehensive income and increases the disclosure.

The IASB also amended the following standard which is effective as per the date identified.

IAS 1 – Presentation of Financial Statements was amended and requires companies to group items presented within Other Comprehensive Income based on whether they may be subsequently reclassified to profit or loss.   This amendment is effective for annual periods beginning on or after July 1, 2012, with earlier adoption permitted.

IFRS 9 – Financial Instruments addresses the classification and measurement of financial assets. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value.  The new standard also requires a single impairment method to be used.  The IASB has extended the effective date to January 1, 2015.

The Company has not yet completed its evaluations of the effect of adopting the above standards and the impact it may have on its consolidated financial statements.

LINGO MEDIA CORPORATION
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

6.	ACCOUNTS AND GRANTS RECEIVABLE:

Accounts and grants receivable consist of:

	December 31, 2011	December 31, 2010	January 1, 2010
Trade receivable	$ 1,042,730	$ 931,101	$ 569,571
Grants receivable (Note 15)	132,600	-	-
	$ 1,175,330	$ 931,101	$ 569,571

7.	PROPERTY AND EQUIPMENT

Cost, January 1, 2010	$ 225,710
Additions	3,072
Effect of foreign exchange	(19,049)
Cost, December 31, 2010	209,733
Additions	2,585
Effect of foreign exchange	844
Cost, December 31, 2011	$ 213,162
Accumulated depreciation, January 1, 2010	152,359
Charge for the year	14,081
Effect of foreign exchange	(14,868)
Accumulated depreciation, December 31, 2010	151,572
Charge for the year	58,159
Effect of foreign exchange	(44,890)
Accumulated depreciation, December 31, 2011	$ 164,841

Net book value, January 1, 2010	$ 73,351
Net book value, December 31, 2010	$ 58,161
Net book value, December 31, 2011	$ 48,321

8.	PUBLISHING DEVELOPMENT COSTS

	December 31, 2011	December 31, 2010	January 1, 2010

Opening balance	$ 8,807	$ 24,018	$ 1,301,220
Amortization	(8,807)	(15,211)	(1,277,202)
Balance	$ -	$ 8,807	$ 24,018

LINGO MEDIA CORPORATION
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

9.	INTANGIBLES

In October 2007, the Company acquired Speak2Me, an online media company that has developed software combining speech recognition and animation technology for the teaching and practice of spoken English.  From that point until late 2009, the Company continued to develop this technology and capitalized it as software and web development costs.  Upon acquisition of ELL Technologies in 2010 (Note 23), the Company started capitalizing costs related to their new software and web development initiatives.

		Accumulated
December 31, 2011	Cost	Amortization	Net
Software and web development(i)	$5,931,786	$5,865,705	$66,081
Content platform(ii)	1,477,112	470,214	1,006,898
Customer relationships(iii)	130,000	103,458	26,542
	$7,538,898	$6,439,377	$1,099,521

December 31, 2010	Cost	Accumulated Amortization	Net
Software and web development(i)	$6,583,227	$3,625,947	$2,957,280
Content platform(ii)	1,477,122	292,202	1,184,920
Customer relationships(iii)	130,000	37,917	92,083
	$8,130,349	$3,966,066	$4,234,283

January 1, 2010	Cost	Accumulated Amortization	Net
Software and web development(i)	$6,153,543	$1,395,736	$4,757,807
Content platform(ii)	-	-	-
Customer relationships(iii)	-	-	-
	$6,153,543	$1,395,736	$4,757,807

(i)
The Company began commercial production and sale of its services and products during 2009 and started amortizing the cost of software and web development costs on a straight-line basis over the useful life of the assets which is estimated to be 3 years. At the year end, Management assessed the value of this asset and found it to be impaired. Accordingly, an impairment loss of $703,600 was recorded.

(ii)
In 2010, the Company acquired a content platform, which was already commercialized.  The content platform costs are being amortized on a straight-line basis over the useful life of the assets which is estimated to be 5 years.

(iii)
In 2010, the Company acquired customer relationships from its acquisition.  The customer relationships are being amortized on a straight-line basis over the useful life of the assets which is estimated to be 2 years.

LINGO MEDIA CORPORATION
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

10.	LOANS PAYABLE

	December 31, 2011	December 31, 2010
Loans payable, interest bearing at 9% per annum with monthly interest payments, secured by a general security agreement and due on September 8, 2012(i)(ii)(iv).	890,000	1,000,000
Loan payable, interest bearing at 12% per annum with monthly interest payments, secured by assigned accounts and due on demand(iii).	-	235,000
Loan payable in USD, interest bearing at 12% per annum with monthly interest payments, secured by assigned accounts and due on demand(iii).	-	102,000
Loan payable, interest bearing at 12% per annum with monthly interest payments, secured by a general security agreement and due September 30, 2011(iii).	-	200,000
Loans payable, interest bearing at 12% per annum with monthly interest payments, secured by a general security agreement and due October 31, 2011.	-	50,000
Unamortized transaction costs(i)		(178,795)
	$890,000	$1,408,205

(i)
The Company issued 433,332 common shares with a total value of $260,000 as a lending fee to secure the loan financing in September 2010 (Note 11).  These transaction costs were amortized into income over the term of the debt.

(ii)	Included in the $890,000 loan are loans in the amount of $435,000 to related parties as disclosed in Note 25.

(iii)	Loans in the amount of $697,000 were repaid in the period ending December 31, 2011.

(iv)	On September 9, 2011 the maturity date of the loans payable in the amount of $890,000 was extended for an additional year to September 8, 2012.

LINGO MEDIA CORPORATION
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

11.	SHARE CAPITAL

a)	Common shares - Authorized

Unlimited number of preference shares with no par value
Unlimited number of common shares with no par value

b)	Common shares - Transactions:

(i)
On May 13, 2010, the Company announced the acquisition of ELL Technologies (Note 23) from SCP Partners. The consideration payable to SCP Partners, as principal shareholder of ELL Technologies, for the acquisition was paid and satisfied as follows:

•
1,000,000 Lingo Media shares, subject to a lock-up and leak-out agreement for 36 months after closing and a monthly leak-out in equal instalments of 41,667 shares being released per month from the 13th to 36th month;

•
US$763,729 (CAD$786,535) to be paid 12 months after the closing or earlier, in cash and/or in a second tranche of Lingo Media shares at the Company’s sole discretion. If US$763,729 (CAD$786,535) is paid in Lingo Media shares, the price per share shall be (i) the then current market price based on a ten day trading average, and (ii) not less than CAD$0.50 per share, subject to a lock-up and a leak-out agreement for 24 months in equal monthly instalments; and

•	Lingo Media will pay royalties based on net revenues at rates ranging from 10% to 2% based on escalating sales from increments of US$1 Million to US$5 Million for a period of three years.

Landmark Ventures, Inc. acted as financial advisor to ELL Technologies and its principal shareholder, SCP Partners. As part of the transaction fee, the Company issued 50,000 Lingo Media shares to Landmark Ventures upon closing

(ii)	On September 9, 2010, Lingo Media closed a $1 Million loan financing.

Pursuant to the terms of the financing, Lingo Media has entered into a loan agreement and general security agreements with five arm's length parties and three insiders to borrow an aggregate of $1,000,000. The insider participation consisted of one director/officer who advanced $300,000, one director who advanced $100,000 and two executive officers who advanced $55,000 in aggregate.

The Loan had a maturity date of September 8, 2011 and bears interest at a rate of 9% per annum, payable monthly in arrears, and is secured by a charge over all of Lingo Media’s assets and properties. The Company issued to the lenders as additional consideration for the Loan an aggregate of 400,000 common shares of Lingo Media (the "Bonus Shares"). The Bonus Shares issued were based on 20% of the value of the Loan, divided by a deemed issue price of $0.50 per Bonus Share. The Company has also agreed to repay to the lenders $0.50 of every $1.00 raised by Lingo Media through any equity financing during the original and extended term of the Loan. Subsequent to the closing of this transaction two equity financings were completed and the lenders waived this right. Lingo Media may elect to prepay the Loan in whole or in part at any time at its sole discretion without penalty which was waived by all lenders prior to the private placement financings. The Company has also agreed to issue 33,332 common shares of Lingo Media to eligible persons (collectively, the "Finder") in connection with the proceeds raised under the loan through the Finder.

On September 9, 2011, the Company announced that it has negotiated a one year extension to the term of the $1 million loan financing (the "Loan") completed on September 8, 2010. The new maturity date of the remaining $890,000 Loan is September 8, 2012 and continues to bear interest at a rate of 9% per annum, payable monthly in arrears and is secured by a charge over all of Lingo Media’s assets and properties. Lingo Media may elect to prepay the Loan in whole or in part at any time at its sole discretion without penalty.

LINGO MEDIA CORPORATION
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

11.	SHARE CAPITAL (Cont’d)

b)	Common shares - Transactions: (Cont’d)

(iii)
On March 4, 2011, the Company closed a non-brokered private placement financing of 2,500,000 units (each a "Unit") at $0.60 per Unit and an over-allotment of 1,158,668 Units for gross proceeds of $2,195,200 (the "Financing"). Each Unit is comprised of one common share (each a "Common Share") in the capital of the Company and one non-transferable common share purchase warrant (each a "Warrant"). Each Warrant entitles the holder to purchase one Common Share at an exercise price of $0.75 per share until September 4, 2012. The Warrants are callable, at the option of Lingo Media, after July 5, 2011 in the event its Common Shares trade at or over $1.20 per share for 10 consecutive trading days. The number of Common Shares issuable pursuant to the Financing, if all Warrants are exercised, is 7,317,336 Common Shares for gross proceeds of $4,939,201.

In connection with the Financing, the Company agreed to pay a 7% finder's fee payable in cash (the "Cash Finder's Fee") or Units (the "Finder's Units") to eligible persons (the "Finders"), along with finder's warrants ("Finder's Warrants") equal to 6% of the Units placed by the Finder in the Financing. Each Finder Unit entitles the holder to one Common Share and one Warrant. Each Finder's Warrant entitles the holder to acquire one Common Share of Lingo at $0.60 until September 4, 2012. On closing, the Company issued 23,333 Finder's Units, 151,620 Finder's Warrants and paid a $92,135 Cash Finder's Fee to the Finders. The Loan lenders waived their right to be repaid $0.50 of every $1.00 raised by Lingo Media through this financing. The warrants were valued using the Black-Scholes pricing model using the following assumption: weighted average risk free interest rates of 1.78% weighted average expected dividend yields of NIL, the weighted average expected common stock price volatility (based on historical trading) of 83% and a weighted average expected life of 1.5 years.

(iv)
On May 11, 2011, Lingo Media closed a non-brokered private placement financing of 1,875,000 units at $0.60 per Unit for gross proceeds of $1,125,000 (the "Second Financing"). Each Unit is comprised of one common share in the capital of the Company and one non-transferable common share purchase warrant. Each Warrant entitles the holder to purchase one Common Share at an exercise price of $0.75 per share until November 11, 2012. The Warrants are callable, at the option of Lingo Media, after September 11, 2011 in the event its Common Shares trade at or over $1.20 per share for 10 consecutive trading days. The number of Common Shares issuable pursuant to the Second Financing, if all Warrants are exercised, is 3,750,000 Common Shares for gross proceeds of $2,531,250.

In connection with the Second Financing, the Company agreed to pay a 7% finder's fee payable in cash to eligible persons, along with finder's warrants equal to 6% of the Units placed by the Finder in the Financing. Each Finder's Warrant entitles the holder to acquire one Common Share of Lingo at $0.60 until November 11, 2012. On closing, the Company issued 78,900 Finder's Warrants and paid a $55,230 Cash Finder's Fee to the Finders. The Loan lenders waived their right to be repaid $0.50 of every $1.00 raised by Lingo Media through this financing. The warrants were valued using the Black-Scholes pricing model using the following assumption: weighted average risk free interest rates of 1.51% weighted average expected dividend yields of NIL, the weighted average expected common stock price volatility (based on historical trading) of 65% and a weighted average expected life of 1.5 years.

(v)
On June 3, 2011, the Company issued 1,036,987 common shares (the "Payment Shares") as the second and final payment representing the US$763,729 (CAD$786,535) balance payable to SCP Partners, for the acquisition of ELL Technologies. This payment was made pursuant to the purchase agreement between Lingo Media and SCP Partners announced on May 13, 2010, whereby Lingo Media acquired all of issued and outstanding shares of ELL Technologies. The Payment Shares are subject to a four month regulatory hold period from the date of issuance and are also subject to a 24 month lock-up and leak-out agreement whereby the Payment Shares will be held in escrow and released in a monthly leak-out of equal instalments of 43,208 shares released each month.

LINGO MEDIA CORPORATION
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

12.	STOCK OPTIONS

In December 2011, the Company amended its stock option plan (the “2011 Plan“).  The 2011 Plan was established to provide an incentive to employees, officers, directors and consultants of the Company and its subsidiaries.  The maximum number of shares which may be reserved for issuance under the 2011 Plan is limited to 4,108,635 common shares less the number of shares reserved for issuance pursuant to options granted under the 1996 Plan, the 2000 Plan, the 2005 Plan and the 2009 Plan, provided that the Board of Directors of the Company has the right, from time to time, to increase such number subject to the approval of the relevant exchange on which the shares are listed and the approval of the shareholders of the Company.

The maximum number of common shares that may be reserved for issuance to any one person under the 2011 Plan is 5% of the common shares outstanding at the time of the grant (calculated on a non-diluted basis) less the number of shares reserved for issuance to such person under any option to purchase common shares of the Company granted as a compensation or incentive mechanism.

The exercise price of each option cannot be less than the market price of the shares on the day immediately preceding the day of the grant less any permitted discount.  The exercise period of the options granted cannot exceed 10 years.  Options granted under the 2011 Plan do not have any required vesting provisions. The Board of Directors of the Company may, from time to time, amend or revise the terms of the 2011 Plan or may terminate it at any time. The following summarizes the options outstanding:

	Number of Options	Weighted Average Exercise Price
Outstanding as at January 1, 2010	919,106	$ 1.30
Granted	100,000	1.75
Expired	(197,959)	1.36
Forfeited	(112,791)	1.75
Outstanding as at December 31, 2010	708,356	$ 1.27
Granted	1,922,000	0.79
Expired	(14,286)	1.05
Forfeited	(581,000)	0.91
Outstanding as at December 31, 2011	2,035,070	$ 0.89

Options exercisable as at January 1, 2010	657,606	$ 1.12
Options exercisable as at December 31, 2010	658,356	$ 1.24
Options exercisable as at December 31, 2011	1,600,763	$ 0.95

LINGO MEDIA CORPORATION
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

12.	STOCK OPTIONS (Cont’d)

The following table summarizes information about stock options outstanding at December 31, 2011.

	Options Exercisable			Options Outstanding
Expiry Date	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Outstanding	Weighted Average Exercise Price
2/14/2012	195,343	0.12	0.70	195,343	0.70
5/22/2012	21,429	0.39	0.84	21,429	0.84
6/14/2012	10,798	0.45	0.91	10,798	0.91
1/12/2013	85,000	1.04	0.70	85,000	0.70
3/10/2013	15,000	1.19	1.40	15,000	1.40
4/10/2013	50,000	1.28	1.70	50,000	1.70
4/22/2013	5,000	1.31	2.00	5,000	2.00
6/26/2013	25,000	1.49	1.80	25,000	1.80
5/1/2014	151,500	2.33	1.75	151,500	1.75
2/15/2016	891,693	4.13	0.85	1,276,000	0.79
2/22/2016	150,000	4.15	0.78	200,000	0.76
	1,600,763			2,035,070

The weighted average grant-date fair value of options granted to employees, consultants and directors during 2011 has been estimated at $0.47 (2010 - $0.03) using the Black-Scholes option-pricing model. The estimated fair value of the options granted is expensed over the options vesting periods. The pricing model assumes the weighted average risk free interest rates of 1.50% (2010 – 1.08%) weighted average expected dividend yields of NIL (2010 – NIL), the weighted average expected common stock price volatility (based on historical trading) of 80% (2010 – 94%) and a weighted average expected life of 5 years (2010 – 1 year), which were estimated based on past experience with options and option contract specifics.

LINGO MEDIA CORPORATION
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

13.	WARRANTS

The following summarizes the warrants outstanding:

	Weighted Average Remaining Contractual Life (Years)	Series	Number of Warrants	Weighted Average Exercise Price
January 1, 2010		2008	2,142,858	8.00
Expired			(2,142,858)
December 31, 2010			-
Expired			-
Issued	0.45	2011a	3,658,668	0.75
Issued	0.29	2011b	1,875,000	0.75
December 31, 2011			5,533,668

The following summarizes the compensation warrants outstanding:

	Weighted Average Remaining Contractual Life (Years)	Series	Number of Warrants	Weighted Average Exercise Price
December 31, 2010			Nil	Nil
Issued	0.45	2011	151,620	0.60
Issued	0.30	2011	78,900	0.60
December 31, 2011			230,520

14.	INCOME TAXES

The provision for income taxes reflects an effective income tax rate, which differs from the Canadian corporate income tax rate as follows:

	2011	2010
Combined basic Canadian federal and provincial income tax rate	28.25%	31.00%
Effective income tax recovery on loss from
continuing operations before income taxes	$(1,274,549)	$(1,053,822)
Increase (decrease) resulting from change in the deferred tax assets not recognized	1,208,000	(15,078)
Withholding tax on sales to China	186,019	168,080
Non-deductible items	148,483	25,133
Expiration of non-capital losses	-	224,420
Change in prior year estimates and other	(62,583)	254,350
	$205,370	$(396,917)

LINGO MEDIA CORPORATION
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

14.	INCOME TAXES (Cont’d)

The tax effect of temporary differences representing deferred tax assets is as follows:

	2011	2010
Deferred tax assets:
Operating loss carry forwards	$2,886,000	$2,462,000
Share issue costs	66,000	67,000

	2,952,000	2,529,000
Deferred tax assets not recognized	(2,647,000)	(1,439,000)

Deferred tax assets recognized	305,000	1,090,000
Software and web development costs	(310,000)	(1,096,000)
Property and equipment	5,000	6,000
Net deferred tax assets (liabilities)	$-	$-

Deferred tax assets and liabilities will be impacted by changes in tax laws and rates.  The effects of these changes are not currently determinable. In assessing whether the deferred tax assets are realizable, Management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.  The ultimate realization of deferred tax assets is dependent upon the generation of taxable income during the years in which those temporary differences become deductible. Management considers projected taxable income, uncertainties related to the industry in which the Company operates and tax planning strategies in making this assessment. The Company has not recognized any benefit for these losses.

At December 31, 2011, the Company has non-capital losses available for carry forward for Canadian income tax purposes amounting to $11,541,941. These losses expire in the following fiscal years:

2014	$707,084
2015	767,114
2026	1,189,664
2027	1,067,640
2028	2,170,269
2029	1,972,846
2030	1,974,866
2031	1,692,458
$11,541,941

LINGO MEDIA CORPORATION
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

15.	GOVERNMENT GRANTS

Included as a reduction of general and administrative expenses are government grants of $367,352 (2010 - $85,648), relating to the Company's publishing and software projects. At the end of the year, $132,599 is included in accounts and grants receivable.

During 2008, the Company was audited by a government agency and was assessed with a repayment amount of $115,075 related to a publishing grant. In 2010, the Company was reassessed with a reduction to the repayment to $100,000 which is recorded in accrued liabilities.

Certain government grants are repayable in the event that the Company's annual net income for each of the previous two years exceeds 15% of revenue. During the year, the conditions for the repayment of grants did not arise and no liability was recorded.

One grant, relating to the Company’s “Development of Comprehensive, Interactive Phonetic English Learning Solution” project, is repayable semi-annually at a royalty rate of 2.5% per year’s gross sales derived from this project until 100% of the $175,000 grant is repaid.  No repayments have been required to date as no sales have been generated.

16.	FOREIGN EXCHANGE GAIN OR LOSS

The Company recorded a foreign exchange gain of approximately $19,709 (2010 - $(24,177)) relating to the changes in currency translation rates in respect of Company's activities denominated in foreign currencies.

17.	FINANCIAL INSTRUMENTS

Fair values

The carrying value of cash and cash equivalent and accounts and grants receivable, approximates its fair value due to the liquidity of this instrument. The carrying value of accounts payables and accrued liabilities and loans payables approximates its fair value due to the requirement to extinguish the liability on demand.

Financial risk management objectives and policies

The financial risk arising from the Company’s operations are currency risk and liquidity risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Group’s ability to continue as a going concern. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below.

Management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner. The Company’s senior management oversees the management of these risks. The Board of Directors reviews and agrees on policies for managing each of these risks which are summarized below.

LINGO MEDIA CORPORATION
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

17.	FINANCIAL INSTRUMENTS (Cont’d)

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s operating activities (when revenue or expense is denominated in a different currency from the Company’s functional currency) and the Company’s net investments in foreign subsidiaries. The Company operates internationally and is exposed to foreign exchange risk as certain expenditures are denominated in non-Canadian Dollar currencies.

A 10% strengthening of the US dollars against Canadian dollars would have increased the net equity by $39,393 (2010 - $118,884) due to reduction in the value of net liability balance.  A 10% of weakening of the US dollar against Canadian dollar at December 31, 2011 would have had the equal but opposite effect.

The significant financial instruments of the Company, their carrying values and the exposure to USD denominated monetary assets and liabilities, as of December 31, 2011 are as follows:

	US Denominated		China Denominated		Taiwan Denominated
	CAD	USD	CAD	RMB	CAD	NTW
Cash	384,584	378,156	45,834	283,625	-	-
Accounts receivable	293,216	288,315	749,514	4,638,079	-	-
Accounts payable	13,049	12,831	-	-	-	-

USD, RMB and New Taiwan dollars are converted at the prevailing year-end exchange rates.

Liquidity Risk

The Company manages its liquidity risk by preparing and monitoring forecasts of cash expenditures to ensure that it will have sufficient liquidity to meet liabilities when due.  The Company’s accounts payable and accrued liabilities generally have maturities of less than 90 days.  At December 31, 2011, the Company had cash and cash equivalent of $482,767, accounts and grants receivable of $1,175,330 and prepaid and other receivables of $103,618 to settle current liabilities of $1,599,399.

18.	ECONOMIC DEPENDENCE

The Company has sales to a major customer in 2011 and 2010, a government agency of the People’s Republic of China.  The total percentage of sales to this customer net of discontinued operations during the year was 64% (2010 – 59%) and the total percentage of accounts receivable at December 31, 2011 was 63% (2010 – 45%).

LINGO MEDIA CORPORATION
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

19.	CAPITAL MANAGEMENT

The Company’s primary objectives when managing capital are to (a) safeguard the Company’s ability to develop, market, distribute and sell English language learning products, and (b) provide a sound capital structure for raising capital at a reasonable cost for the funding of ongoing development of its products and new growth initiatives. The Board of Directors does not establish quantitative capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company includes equity, comprised of issued share capital, warrants, share-based payments reserve and deficit, in the definition of capital. The Company is dependent on cash flow from co-publishing and distribution agreements and external financing to fund its activities. In order to carry out planned development of its products and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.  There has been no change to the Company’s capital management in 2011 or 2010.

20.	SEGMENTED INFORMATION

The Company operates two distinct reportable business segments as follows:

Print-based English Language Learning: Lingo Learning Inc. ("Lingo Learning") is a print-based publisher of English school programs in China.

Online English Language Learning: ELL Technologies, a subsidiary acquired in 2010, is a globally-established ELL multi-media and online training company marketing under the Q Group brand.  Parlo is a fee-based online English language training and assessment service.  Speak2Me, a subsidiary acquired in 2007, is a free-to-customer advertising-based online English learning service in China.

Segmented Information (Before Other Financial Items Below)

	Online	Print-Based
	English	English
	Language	Language
	Learning	Learning	Total
Revenue	829,589	1,237,380	2,066,969
Acquisition of property and equipment	2,251	334	2,585
Segment assets	1,610,229	1,438,946	3,049,175
Segment income (loss)	(4,249,437)	358,908	(3,890,529)

For Print-Based English Language Learning Segment

	2011	2010

Revenue	1,237,380	1,127,818
Acquisition of property and equipment	334	968
Segment assets	1,757,859	1,665,740
Segment income (loss)	358,908	(684,542)

LINGO MEDIA CORPORATION
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

20.	SEGMENTED INFORMATION (Cont’d)

For Online English Language Learning Segment

	2011	2010
Revenue	829,589	857,335
Acquisition of property and equipment	2,251	2,104
Segment assets	1,287,133	4,030,600
Segment income (loss)	(4,249,437)	(2,427,641)

Other Financial Items

	2011	2010
Foreign exchange	(19,709)	24,177
Interest and other financial	328,112	294,675
Stock-based compensation	518,114	(31,609)
Accumulated other comprehensive income	(82,579)	(4,181)
Total	743,938	283,062

Revenue by Geographic Region

	2011	2010
China	$1,320,945	$1,311,850
Other	746,024	673,303
	$2,066,969	$1,985,153

Identifiable Assets

	2011	2010
Canada	$2,923,211	$5,665,434
China	121,964	30,907
	$3,049,175	$5,596,341

Non-current Assets

	Online	Print-Based
	English	English
	Language	Language
	Learning	Learning	Total
Segment assets	$1,614,413	$1,434,762	$3,049,175
Current assets	526,568	1,235,147	1,761,715
Long-term assets	1,087,845	199,615	1,287,460

LINGO MEDIA CORPORATION
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

21.	COMMITMENTS AND CONTINGENCY

The Company has future minimum lease payments under operating leases for premises and equipment as follows:

2012	$256,757
2013	268,316
2014	271,732
2015	193,332
2016	193,332

The rent expense associated with operating lease for premise and equipment is recognized on a straight-line basis.

As a result of the acquisition of ELL Technologies (see Note 23), the Company will owe royalties of 3-9% (Year 2) and 2-8% (Year 3) of ELL Technologies revenues based upon a number of gross revenue targets.  Royalty amounts will be due on a quarterly basis.

22.	EXPLANATION OF TRANSITION TO IFRS

The accounting policies in Note 4 have been applied in preparing the consolidated financial statements for the year ended December 31, 2011 and 2010 and the preparation of an opening IFRS balance sheet on January 1, 2010, the Transition Date. An explanation of how the transition from GAAP to IFRS has affected the Company’s statement of financial position and statement of comprehensive income is set out in the following statements.

LINGO MEDIA CORPORATION
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

Reconciliation of Assets, Liabilities and Equity
	As at December 31, 2010			As at January 1, 2010
ASSETS	CGAAP	Effect of Transition	IFRS	CGAAP	Effect of Transition	IFRS
Current Assets
Cash and cash equivalents	$ 230,906		$ 230,906	$ 201,451		$ 201,451
Accounts and grants receivable	931,101		931,101	569,571		569,571
Prepaid and sundry assets	93,465		93,465	76,954		76,954
	1,255,472		1,255,472	847,976		847,976
Non-Current Assets
Property and equipment (b)	62,342	(4,181)	58,161	73,351		73,351
Publishing development cost, net	8,807		8,807	24,018		24,018
Software and web development costs, net	4,234,283		4,234,283	4,757,807		4,757,807
Goodwill	139,618		139,618	-		-
TOTAL ASSETS	$ 5,700,522		$ 5,696,341	$ 5,703,152		$ 5,703,152

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable	$ 903,689		$ 903,689	$ 313,915		$ 313,915
Accrued liabilities	729,892		729,892	393,665		393,665
Deferred revenue	-		-	15,533		15,533
Loans payable (e)	1,587,000	(178,795)	1,408,205	-		-
	3,220,581		3,041,786	723,113		723,113
Non-Current Liabilities
Balance due on acquisition of ELL Technologies Limited	763,729		763,729	564,997		564,997
TOTAL LIABILITIES	$ 3,984,310		$ 3,805,515	$ 1,288,110		$ 1,288,110

Equity Attributable to the Equity Holders of the Company
Issued share capital	15,131,192		15,131,192	14,220,192		14,220,192
Warrants	-		-	281,355		281,355
Share-based payment reserve (c)	1,641,283	(28,662)	1,612,621	1,290,631	72,244	1,362,875
Foreign currency translation reserves(b)	-	(4,181)	(4,181)	-		-
Accumulated loss (c and e)	(15,056,263)	207,457	(14,848,806)	(11,377,136)	(72,244)	(11,449,380)
TOTAL EQUITY	$ 1,716,212		$ 1,890,826	$ 4,415,045	-	$ 4,415,042
TOTAL EQUITY AND LIABILITIES	$ 5,700,522		$ 5,696,341	$ 5,703,152		$ 5,703,152

LINGO MEDIA CORPORATION
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

Reconciliation of Loss and Comprehensive Loss
	Year Ended Dec. 31, 2010
	CGAAP	Effect of Transition	IFRS

Revenue	1,985,153	-	1,985,153
Expenses
Direct costs	117,941	-	117,941
Amortization - publishing development costs	15,211	-	15,211
Amortization - property and equipment	14,081	-	14,081
Amortization - software development costs	2,443,382	-	2,443,382
Selling, general and administrative expenses (f)	2,927,815	(24,177)	2,903,638
Share based compensation (c)	69,297	(100,906)	(31,609)
Total expenses	5,587,727	(125,083)	5,462,644
Loss from operations	(3,602,574)	125,083-	(3,477,491)
Other income / expenses
Interest expense (e)	(473,470)	178,795	(294,675)
Foreign exchange (income)/loss (f)	-	(24,177)	(24,177)
Loss from operations - before tax	(4,076,044)	279,701	(3,796,343)
Income tax expense	396,917	-	396,917
Loss for the year	(3,679,127)	279,701	(3,399,426)
Other comprehensive income
Exchange differences on translating foreign operations (b)		(4,181)	(4,181)

Total comprehensive income for the year, net of tax	(3,679,127)	283,882	(3,395,245)

Loss per share	(0.28)	0.02	(0.26)

LINGO MEDIA CORPORATION
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

Reconciliation of Equity

The following reconciliation provides a quantification of the effect, after taxation, of the transition to IFRS

Reconciliation of equity	For the year ended January 1, 2010	For the year ended December 31, 2010

Equity previously reported under Canadian GAAP	$ 4,415,045	$ 1,716,212

- Foreign currency translation reserves on translation and subsequent transfers	-	(4,181)

Equity reported under IFRS	$ 4,415,045	$ 1,712,031

LINGO MEDIA CORPORATION
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

22.       EXPLANATIONS OF TRANSITION TO IFRS (Cont’d)

Restatement of statement of cash flows from Canadian GAAP to IFRS

The restatement from Canadian GAAP to IFRS had no significant effect on the reported cash flows generated by the Company. The reconciling items between Canadian GAAP and IFRS presentation have no net effect on the cash flows generated.

Notes to reconciliation

IFRS 1 – First-time Adoption of International Financial Reporting Standards (“IFRS”) sets forth guidance for the initial adoption of IFRS. Under IFRS 1, the standards are applied retrospectively at the transitional statement of financial position date with all adjustment to assets and liabilities taken to retained earning unless certain exemptions are applied. The Company has applied the following exemptions to its opening statement of financial positions dated January 1, 2010:

a)	Basis of consolidation and business combinations

The Company has applied the business combinations exemption in IFRS 1. It has not restated business combinations that took place prior to the January 1, 2010 transition date.

b)	Functional currency and foreign operations

IFRS requires that the functional currency of each entity in the consolidated Company be determined separately in accordance with the indicators as per IAS 21 – Foreign exchange and should be measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The functional currency of some companies of the Company is the US Dollars (“USD”) and the Chinese Renminbi (“RMB”). The consolidated financial statements are presented in Canadian Dollars (“$”) which is the group’s presentation currency. Under IFRS, the results and financial position of all the group entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•
income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

•	all resulting exchange differences are recognized as a separate component of equity.

As a result of the application of the translation rules contained in IAS 21, for the year ended December 31, 2010, an adjustment of $4,181 was recorded.

c)	Share-based payment transactions

The fair value of share options under the employee share incentive schemes and other equity instruments granted to Company employees is recognized as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and expensed over the period during which the employee becomes unconditionally entitled to the equity instruments. The total amount to be expensed is determined by reference to the fair value of the options granted, excluding the impact of any non-market service and performance vesting conditions. Non-market vesting conditions are included in assumptions about the number of options that are expected to vest.

LINGO MEDIA CORPORATION
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

22.	EXPLANATIONS OF TRANSITION TO IFRS (Cont’d)

c)	Share-based payment transactions

The fair value of the instruments granted is measured using the Black-Scholes option pricing formula, taking into account the terms and conditions upon which the instruments are granted. At each balance sheet date, the entity revises its estimates of the number of options that are expected to vest based on the non-marketing vesting conditions. It recognizes the impact of the revision to original estimates, if any, in the income statement, with a corresponding adjustment to equity. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

This accounting policy has been applied to all equity instruments granted after November 7, 2002 that has not yet vested at January 1, 2010.

As under IFRS 2, Canadian GAAP also requires the Company to measure stock-based compensation related to stock options granted to employees at the fair value of the options on the date of grant and to recognize such expense over the vesting period of the option.

d)	Cumulative translation differences exemption

The Company has elected not to apply retrospective treatment to certain aspects of IAS 21, The Effect of Changes in Foreign Exchange Rates, and deem the cumulative translation differences for all foreign operations to be zero at the transition date.

e)	Transaction cost related to financial instruments

Under Canadian GAAP, the Company expensed transaction costs related to financial instruments measured at amortized cost.

Under IFRS, transaction costs in respect of financial instruments at fair value through profit or loss are recognized in profit or loss immediately, and transaction costs in respect of other financial instruments are included in the initial measurement of the financial statement.  Accordingly, the Company adjusted transaction costs of $178,795 to its loans payable at December 31, 2010.

f)	Reclassification

In the reconciliation of loss and comprehensive loss for 2010, $24,177 was reclassed to conform to the current year’s presentation.

23.	ACQUISITION

On May 13, 2010, the Company acquired all issued and outstanding shares of ELL Technologies (the "Acquisition"). The results of ELL Technologies’ operations have been included in these consolidated financial statements since that date. The aggregate purchase price was $1,385,000 which is satisfied through issuance of 1,000,000 shares valued at $620,000 and an agreement to pay US$1,000,000 less identified liabilities greater than US$100,000, calculated to be US$763,729 (CAD$786,535), to be paid 12 months after the closing date or earlier, in cash and/or in Lingo Media shares at the Company’s sole discretion.  In the second quarter of 2011, the balance of the acquisition payment was paid through issuance of common shares of the Company.

In connection with the Acquisition, 50,000 shares valued at $31,000 were issued, along with cash payments of $128,000, to an agent. These acquisition costs were expensed as incurred. The following table summarizes the estimated fair value of the assets acquired and liabilities assumed on the date of acquisition.

LINGO MEDIA CORPORATION
Notes to Consolidated Financial Statements
December 31, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

23.	ACQUISITION (Cont’d)

ELL Technologies
Content	$1,477,112
Customer relationships	130,000
Deferred income tax asset	433,000
Goodwill	139,618
Current liabilities	(340,195)
Deferred income tax liability	(433,000)
$1,406,535

Share consideration	620,000
Balance of acquisition payment due	786,535
$1,406,535

24.	SUPPLEMENTAL CASH FLOW INFORMATION

	2011	2010
Income taxes and other taxes paid	$ 85,940	$ 173,132
Interest paid	$103,532	$ 70,925

Non-cash transactions:

(a)	In 2010, 433,332, common shares (bonus shares) in the amount of $260,000 were issued as lending fees related to a loan financing of $1,000,000.

(b)	In 2011, warrants were issued in connection with a private placement are valued at $760,382. This amount has been recorded as an increase in warrants amount charged against share capital.

(c)
In 2011, compensation warrants were issued in connection with a private placement are valued at $31,676. This amount has been recorded as an increase in warrants amount with a corresponding increase in share issue costs which is charged against share capital.

25.	RELATED PARTY BALANCES AND TRANSACTIONS

During the year, the Company had the following transactions with related parties, made in the normal course of operations, and accounted for at an amount of consideration established and agreed to by the Company and related parties.

(a)	The Company charged $65,525 (2010 - $78,137) to corporations with one director in common for rent, administration, office charges and telecommunications.

(b)
Key management compensation was $360,057 (2010 – $185,000) and is reflected as consulting fees paid to corporations owned by a director and officers of the Company, of which, $113,800 (2010 -$91,113) is unpaid and included in accounts payable.

(c)
At December 31, 2011, the Company had loans payable due to corporations controlled by directors and officers of the Company in the amount of $435,000 (2010 - $345,000) bearing interest at 9% per annum.  Interest expense related to these loans is $30,305 (2010 - $21,607).

