Form 20-F/A
period 2011-12-31
LINGO MEDIA CORP
filed 2013-01-22
CIK 1177167

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
Yes ___ No X

LINGO MEDIA CORPORATION
FORM 20-F/A ANNUAL REPORT
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

4.C. Organization Structure

See 4.A. “History and Development of the Company” for more information.

Name of subsidiary	Principal activity	Place of incorporation	Proportion of ownership interest and voting rights held
		and operation	December 31, 2011	December 31, 2010	January 1, 2010
Lingo Learning Inc.	Developer and publisher of English language learning print and audio-based products	Canada	100%	100%	100%

Speak2Me Inc.	Free English language learning online service	Canada	100%	100%	100%

Parlo Corporation	Fee-based English language learning online training & assessment service	Canada	100%	100%	100%

ELL Technologies Limited	English language learning multi-media & online training service	U.K	100%	100%	100%

Lingo Media International Inc.	Marketer and distributor of Lingo Learning products	Barbados	100%	100%	100%

Speak2Me International Inc.	Holding Company	Barbados	100%	100%	100%

Speak2Me (Hong Kong) Limited	Holding Company	Hong Kong	100%	100%	100%

Speak2Me Education Information & Technology Co. Ltd.	Marketing and sales of Speak2Me service and products	China	100%	100%	100%

Lingo Group Limited	Holding Company	Canada	83.3%	83.3%	83.3%

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

Operating Results

Financial information for the year ended December 31, 2011 and 2010 was prepared in accordance with IFRS.

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

5.B Liquidity and Capital Resources

Financial information for the year ended December 31, 2011 and 2010 was prepared in accordance with IFRS.

Fiscal Years Ended December 31, 2011 and 2010

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

The financial statements as required under ITEM #18 are attached hereto and found immediately following the text of this Annual Report.  The audit reports of Collins Barrow Toronto LLP are included herein immediately preceding the financial statements and schedules.

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

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable

ITEM 15. CONTROLS AND PROCEDURES

15.A.   As of the end of the period covered by this report ("Date of Evaluation"), an evaluation was carried out under the supervision and with the participation of the Company's management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of our disclosure controls and procedures. Based on that evaluation, the CEO and CFO have concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

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

15.B.   There have been no changes that have materially affected, or that is reasonably likely to affect, the Company's internal control over financial reporting during the period covered by this Annual Report.

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

ITEM 16D. NOT APPLICABLE

ITEM 16E. NOT APPLICABLE

ITEM 16F. NOT APPLICABLE

ITEM 16G. NOT APPLICABLE

PART III

ITEM 17.  FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM #18.

ITEM 18.  FINANCIAL STATEMENTS

The Company's financial statements are stated in Canadian Dollars (CAD) and are prepared in accordance with with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

The financial statements as required under ITEM #18 are attached hereto as exhibits.  The audit reports of Collins Barrow Toronto LLP are included herein immediately preceding the financial statements and schedules.

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
 January 22, 2013

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

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Lingo Media Corporation and its subsidiaries as at December 31, 2011, December 31, 2010, and January 1, 2010 and its financial performance and its cash flows for the years ended December 31, 2011 and 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 2 in the consolidated financial statements which indicates that the Company has material uncertainties that raise substantial doubt about the Company's ability to continue as a going concern.

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

