Form 20-F
period 2012-12-31
LINGO MEDIA CORP
filed 2013-05-01
CIK 1177167

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
Annual Report
FORM 20-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
         OF THE SECURITIES EXCHANGE ACT OF 1934

OR
X    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
         THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012

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

Michael Kraft, President & CEO
Tel: (416) 927-7000 x23 Fax: (416) 927-1222 Email: investor@lingomedia.com
Lingo Media Corporation 151 Bloor Street West, #703, Toronto, Ontario, Canada M5S 1S4

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities to be registered pursuant to Section 12(b) of the Act:
None

Securities to be registered pursuant to Section 12(g) of the Act:
Common Shares, without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.  20,899,177

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

Large accelerated filer ___                 Accelerated Filer ___                  Non-accelerated filer X

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ___           International Financial Reporting Standards as issued byOther___                        the International Accounting Standards Board X

If “Other” has been checked in response to the previous question mark, indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 ___   Item 18 ___

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ___ No X

LINGO MEDIA CORPORATION
FORM 20-F ANNUAL REPORT
TABLE OF CONTENTS

PART I

PART II

PART III

Item 17.	Financial Statements	58
Item 18.	Financial Statements	58
Item 19.	Exhibits	58

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable

Item 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

Lingo Media Corporation (“Lingo Media” or the “Company”) is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of Ontario and its shares are listed on the TSX Venture Exchange under the symbol LM and inter-listed on the OTC Bulletin Board under the symbol LMDCF. The consolidated financial statements of the Company as at and for the year ended December 31, 2012 comprise the Company and its subsidiaries.

Lingo Media Corporation is an English as a Second Language (“ESL”) industry acquisition company in online and print-based education products and services.  The Company is focused on English language learning (“ELL”) on an international scale through its four distinct business units: ELL Technologies Limited (“ELL Technologies”); Parlo Corporation (“Parlo”); Speak2Me Inc. (“Speak2Me”); and Lingo Learning Inc. (“Lingo Learning”).  ELL Technologies is a globally-established ELL multi-media and online training company.  Parlo is a fee-based online ELL training and assessment service.  Speak2Me is a free-to-consumer advertising-based online ELL service in China.  Lingo Learning is a print-based publisher of ELL programs.

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

The following data for the fiscal years ended December 31, 2012, 2011 and 2010 is derived from our consolidated financial statements prepared in accordance with IFRS and expressed in Canadian Dollars.

	Fiscal Year Ended December 31
	2012	2011	2010

Revenue	$2,016,261	$2,066,969	$1,985,153
Loss from Operations	(996,816)	(4,203,274)	(3,477,491)
Total Comprehensive Loss	(1,364,737)	(4,799,626)	(3,403,607)
Total Assets	2,660,648	3,049,175	5,696,341
Current Assets	1,606,441	1,761,715	1,255,472
Issued Share Capital	20,899,177	20,543,177	13,949,189
Weighted Number of Common Shares	20,652,415	18,797,185	13,277,226
Total Equity	417,292	1,449,834	1,890,826
Dividends per Common Share	NIL	NIL	NIL
Basic and Diluted Loss per Share	$(0.07)	$(0.25)	$(0.26)

The following selected financial data has been extracted from the consolidated financial statements previously filed with our Annual Reports on Form 20-F) for the 2009 and 2008 fiscal years, which were prepared in accordance with Canadian GAAP and reconciled to accounting principles generally accepted in the United States (“US GAAP”).

	Fiscal Year Ended December 31
	2009	2008
Revenue from Continuing Operations	$1,466,696	$969,128
Loss from Continuing Operations	(2,959,145)	(2,311,474)
Loss from Discontinued Operations	367,293	(1,571,369)
Total Comprehensive Loss	(2,591,852)	(3,882,843)
Total Assets	5,703,152	8,526,792
Current Assets	847,976	3,117,249
Issued Share Capital	12,465,857	12,457,607
Weighted Number of Common Shares	12,460,930	10,426,861
Total Equity	4,415,042	6,640,382
Dividends per Common Share	NIL	NIL
Basic and Diluted Loss per Share from Continuing Operations	(0.24)	(0.22)
Basic and Diluted Loss per Share from Discontinued Operations	0.03	(0.15)

US GAAP Loss from Continuing Operations	(2,396,266)	(3,125,218)
US GAAP Loss from Discontinued Operations	367,293	(1,571,369)
US GAAP Total Comprehensive Loss	(2,028,973)	(4,696,587)
US GAAP Total Assets	921,327	3,182,088
US GAAP Equity	(366,783)	(1,295,678)
US GAAP Loss per Share from Continuing Operations	(0.19)	(0.30)
US GAAP Loss per Share from Discontinued Operations	(0.16)	(0.45)

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

Table No. 4
U.S. Dollar/Canadian Dollar
	Average	High	Low	Close
Mar-13	1.0242	1.0309	1.0162	1.0171
Feb-13	1.0072	1.0259	0.9963	1.0257
Jan-13	0.9918	1.0080	0.9835	1.0020
Dec-12	0.9902	0.9966	0.9841	0.9966
Nov-12	0.9973	1.0023	0.9921	0.9921
Oct-12	0.9861	1.0004	0.9765	1.0004
Sep-12	0.9790	0.9899	0.9675	0.9833
Aug-21	0.9937	1.0050	0.9871	0.9883
Jul-12	1.0145	1.0209	1.0029	1.0030
Jun-12	1.0279	1.0413	1.0185	1.0248
May-12	1.0083	1.0288	0.9832	1.0265
Apr-12	0.9927	1.0042	0.981	0.9879

Fiscal Yr Ended Dec. 31, 2012	0.9996	1.0279	0.9790	0.9902
Fiscal Yr Ended Dec. 31, 2011	0.9959	1.0130	0.98	0.9944
Fiscal Yr Ended Dec. 31, 2010	1.0295	1.0778	0.9946	0.9946
Fiscal Yr Ended Dec. 31, 2009	1.0839	1.3001	0.9961	1.0264
Fiscal Yr Ended Dec. 31, 2008	1.0592	1.2968	0.9719	1.2246

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

A 10% strengthening of US Dollars against Canadian Dollars would have increased the net equity by $24,484 (2011 - $39,393) due to reduction in the value of net liability balance.  A 10% of weakening of the US Dollar against Canadian Dollar at December 31, 2012 would have had the equal but opposite effect.

The significant financial instruments of the Company, their carrying values and the exposure to USD denominated monetary assets and liabilities, as of December 31, 2012 are as follows:

	US Denominated		China Denominated
	CAD	USD	CAD	RMB
Cash	13,962	14,034	20,199	126,697
Accounts receivable	1,428,636	1,435,959	591	3,721
Accounts payable	61,763	62,079	-	-
*USD and RMB are converted at the prevailing year-end exchange rates.

Liquidity Risk

The Company manages its liquidity risk by preparing and monitoring forecasts of cash expenditures to ensure that it will have sufficient liquidity to meet liabilities when due.  The Company’s accounts payable and accrued liabilities generally have maturities of less than 90 days.  At December 31, 2012, the Company had cash and cash equivalent of $39,428, accounts and grants receivable of $1,446,991 and prepaid and other receivables of $181,617 to settle current liabilities of $2,316,402.

Economic Dependence

The Company had sales to a major customer in 2012 and 2011, a government agency of the People’s Republic of China.  The total percentage of sales to this customer during the year was 66% (2011 – 64%) and the total percentage of accounts receivable at December 31, 2012 was 87% (2011 – 63%).

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

151 Bloor Street West,  Suite 703
Toronto, Ontario, Canada M5S 1S4
Telephone:  (416) 927-7000
Facsimile:  (416) 927-1222
E-mail:  investor@lingomedia.com
Website: www.lingomedia.com

The Company’s Beijing Representative Office is located at:

Room 1113, 11/F
Block A, Gateway, #18 Xiaguangli North Road
East Third Ring Chaoyang District
Beijing 100027, China

The Company's fiscal year ends on December 31st.

The Company's common shares trade on the TSX Venture Exchange under the symbol "LM", and on the OTC BB under the symbol “LMDCF” and are quoted on the Berlin-Bremen Stock Exchange under the symbol “LIM.BE” and the German securities code is (WKN) 121226.

4.B.  BUSINESS OVERVIEW

Background

Lingo Media Corporation is an English as a Second Language (“ESL”) industry acquisition company in online and print-based education products and services.  The Company is focused on English language learning (“ELL”) on an international scale through its four distinct business units: ELL Technologies Limited (“ELL Technologies”); Parlo Corporation (“Parlo”); Speak2Me Inc. (“Speak2Me”); and Lingo Learning Inc. (“Lingo Learning”).  ELL Technologies is a globally-established ELL multi-media and online training company.  Parlo is a fee-based online ELL training and assessment service.  Speak2Me is a free-to-consumer advertising-based online ELL service in China.  Lingo Learning is a print-based publisher of ELL programs.

As of December 31, 2012, the Company operated two distinct business segments as follows:

(i) Print-Based English Language Learning

The Company continues to maintain its legacy business through its subsidiary Lingo Learning, a print-based publisher of English language learning programs in China since 2001. Lingo Learning has an established presence in China’s education market of over 300 million students.  To date, it has co-published more than 400 million units from its library of more than 375 program titles.

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

Co-Publishing Partners in China

People's Education Press

People's Education Press (“PEP”) a division of China's State Ministry of Education, publishes more than 60% of educational materials for the Kindergarten to Grade 12 (“K-12”) market throughout China, for all subjects, including English Language Learning.  PEP has a readership of more than 120 million students. Lingo Learning has two programs with PEP. These series target the elementary market of 100 million students: PEP Primary English (for Grades 3-6; Chinese students now begin learning English in Grade 3); and Starting Line (Grades 1-6); All series include the core textbooks in addition to supplemental activity books, audiocassettes, teacher resource books, and other materials.

Seasonality

The Company may experience some seasonal trends in the sale of its publications.  For example, sales of educational published materials experience seasonal fluctuations with higher sales in the Spring (second calendar quarter) and Fall (fourth calendar quarter).

(ii) Online English Language Learning

Training Model

ELL Technologies, acquired in 2010, offers over 1,700 hours of interactive learning through a number of product offerings that include Scholar, Business, Business Traveler, Master, Kids, and Placement Test, and other tailor-made solutions. ELL Technologies is marketed in 22 countries through a network of distributors and earns its revenues from licensing and subscription fees.

To further leverage its Speak2Me lesson and technology platform, the Company acquired Parlo in 2009 to expand its online offerings to include fee-based spoken English training solutions for corporations, governments, and educational institutions.  This fee-based training service incorporates a reporting platform in the form of a Learning Management System for HR administrators. Parlo’s spoken language learning platform has now been integrated into ELL Technologies.

Social Learning Model

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

Segmented Information (Before Other Financial Items Below)

2012	Online English Language Learning	Print-Based English Language Learning	Total
Revenue	680,321	1,335,940	2,016,261
Segment non-current assets	1,033,270	20,937	1,054,207
Segment assets	1,269,953	1,390,695	2,660,648
Segment liabilities	814,887	1,428,469	2,243,356
Segment income (loss)	(969,533)	(6,075)	(975,608)

2011
Revenue	829,589	1,237,380	2,066,969
Acquisition of property and equipment	334	2,251	2,585
Segment non-current assets	1,087,845	199,615	1,287,460
Segment assets	1,610,229	1,438,946	3,049,175
Segment liabilities	656,422	942,919	1,599,341
Segment income (loss)	(4,074,438)	183,908	(3,186,929)

2010
Revenue	857,335	1,127,818	1,985,153
Acquisition of property and equipment	2,104	968	3,072
Segment non-current assets	4,394,477	46,392	4,440,869
Segment assets	4,821,279	875,062	5,696,341
Segment liabilities	2,158,863	1,646,652	3,805,515
Segment income (loss)	(2,427,641)	(684,542)	(3,112,183)

Other Financial Items	2012	2011	2010
Print-Based English Language Learning segment income (loss)	$(6,075)	$183,908	$(684,542)
Online English Language Learning segment income (loss)	(969,533)	(4,074,438)	(2,427,641)
Foreign exchange	25,046	19,709	(24,177)
Interest and other financial	(168,769)	(328,112)	(294,675)
Stock-based compensation	(243,195)	(518,114)	31,609
Accumulated other comprehensive income	(2,211)	(82,579)	(4,181)
Total Comprehensive Loss	$(1,364,737)	$(4,799,626)	$(3,403,607)

Revenue by Geographic Region
	2012	2011	2010
China	$1,366,415	$1,320,945	$1,311,850
Other	649,846	746,024	673,303
	$2,016,261	$2,066,969	$1,985,153

Identifiable Assets by Geographic Region

	2012	2011	2010
Canada	$2,510,182	$2,923,211	$5,665,434
China	150,466	121,964	30,907
	$2,660,648	$3,049,175	$5,596,341

Intangibles	Software and web development	Content Platform	Customer Relationships	Total
Cost, January 1, 2010	6,210,481	-	-	6,223,297
Additions	312,746	1,477,112	130,000	1,919,858
Cost, December 31, 2010	6,523,227	1,477,112	130,000	8,130,349
Additions	126,472	-	-	126,72
Cost, December 31, 2011	6,649,699	1,477,112	130,000	8,256,811
Additions	142,464	-	-	142,464
Cost, December 31, 2012	6,792,163	1,477,112	130,000	8,399,275

Accumulated depreciation, Jan. 1, 2010	1,465,490	-	-	1,465,490
Charge of the year	2,230,132	174,792	38,458	2,443,382
Accumulated depreciation, Dec. 31, 2010	3,695,622	174,792	38,458	3,908,872
Charge of the year	2,184,396	295,422	65,000	2,544,818
Impairment Loss	703,600	-	-	703,600
Accumulated depreciation, Dec. 31, 2011	6,583,618	470,214	103,458	7,157,290
Charge of the year	42,978	296,232	26,542	365,752
Accumulated depreciation, Dec. 31, 2012	6,626,596	766,446	130,000	7,523,042

Net book value, Dec. 31, 2010	2,840,241	1,302,320	91,542	4,234,283
Net book value, Dec. 31, 2011	66,081	1,006,898	26,542	1,099,521
Net book value, Dec. 31, 2012	165,567	710,666	-	876,233

The Company began commercial production and sale of its services and products during 2009 and started amortizing the cost of software and web development costs on a straight-line basis over the useful life of the assets which is estimated to be 3 years. During 2011, the Company recognized an impairment loss of $703,600 in relation to its software and web development in Speak2Me because the carrying value of the software and web development exceeded the expected recoverable amount. The recoverable amount is based on management’s best estimate of the selling price, less costs to sell. No impairment was recognized in 2012.

4.C. Organization Structure

See 4.A. “History and Development of the Company” for more information.
		Place of	Proportion of ownership interest and voting rights held
Name of subsidiary	Principal activity	incorporation and operation	December 31, 2012	December 31, 2011	December 31, 2010
Lingo Learning Inc.	Developer and publisher of English language learning print and audio-based products	Canada	100%	100%	100%

Speak2Me Inc.	Free English language learning online service	Canada	100%	100%	100%

Parlo Corporation	Fee-based English language learning online training & assessment service	Canada	100%	100%	100%

ELL Technologies Limited	English language learning multi-media & online training service	U.K.	100%	100%	100%

Lingo Media International Inc.	Marketer and distributor of Lingo Learning products	Barbados	100%	100%	100%

Speak2Me International Inc.	Holding Company	Barbados	100%	100%	100%

Speak2Me (Hong Kong) Limited	Holding Company	Hong Kong	100%	100%	100%

Speak2Me Education Information & Technology Co. Ltd.	Marketing and sales of Speak2Me service and products	China	100%	100%	100%

Lingo Group Limited	Holding Company	Canada	83.3%	83.3%	83.3%

4.D. Property and Equipment

The Company’s executive offices are located in rented premises of approximately 4,270 sq. ft. at 151 Bloor Street West, Suite 703, Toronto, Ontario, Canada M5S 1S4.  The Company began occupying these facilities, through its subsidiary Lingo Learning Inc. in March 2006.

The Company’s Beijing representative offices are located in rented premises of approximately 2,174 sq. ft. at Room 1113, 11/F, Block A, Gateway, #18 Xiaguangli North Road, East Third Ring Chaoyang District, Beijing 100027, China.

The Company has office equipment, furniture and computer equipment located in these offices and for the fiscal years ended December 31, 2012, 2011, 2010, 2009, and 2008, they have a net carrying value of $38,356, $48,321, $58,161, $73,351, and $64,839 respectively.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended December 31, 2012, December 31, 2011, and December 31, 2010 should be read in conjunction with the consolidated financial statements of the Company and the notes thereon.

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

Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis. The comparative figures presented in these consolidated financial statements are in accordance with IFRS.

Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and the entities controlled by the Company (the “Group”) as at December 31, 2012. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

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

Functional and presentation currency

The functional currency is the currency of the primary economic environment in which the entity operates and has been determined for each entity within the Group. These consolidated financial statements are presented in Canadian Dollars, which is the Company’s functional currency and presentation currency. The functional currency of Speak2Me is Chinese Renminbi (“RMB”) and the functional currency of ELL Technologies is the United States Dollar (“USD”). The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, “The Effects of Changes in Foreign Exchange Rates”.

SIGNIFICANT ACCOUTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

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

Information about critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:
•	Determination of functional and presentation currency
•	Determination of the recoverability of the carrying value of intangible assets and goodwill
•	Determination of impairment loss
•	Recognition of deferred tax assets
•	Valuation of share-based payments
•	Recognition of provisions and contingent liabilities

SUMMARY OF SIGINFICANT ACCOUTING POLICIES

Revenue recognition

Revenue from royalty and licensing sales in China is recognized based on confirmation of finished products produced by its co-publishing partners and when collectability is reasonably assured.  Royalty revenue from audiovisual products is recognized based on the confirmation of sales by its co-publishing partners, and when collectability is reasonably assured.  Royalty revenues are not subject to right of return or product warranties. Revenue from the sale of published and supplemental products is recognized upon delivery and when the risk of ownership is transferred and collectability is reasonably assured.

Revenue from fee-based English language training and assessment services and licenses are recognized on a straight line basis over the term of the agreement and when collectability is reasonably assured. Revenue from online advertising and sponsorships in China is recognized at the time of delivery and when collectability is reasonably assured.

Comprehensive income

Comprehensive income measures net earnings for the period plus other comprehensive income. Other comprehensive income consists of changes in equity from non-owner sources, such as changes to foreign currency translation adjustments of foreign operations during the period. Amounts reported as other comprehensive income are accumulated in a separate component of shareholders’ equity as Accumulated other comprehensive income.

Property and equipment

Property and equipment are initially recorded at cost. Amortization is provided using methods outlined below at rates intended to amortize the cost of assets over their estimated useful lives.

Method	Rate

Computer and office equipment	Declining balance 20%

Software and web development costs

The Company capitalizes all costs related to the development of its free-to-consumer and fee-based English language learning products and services when the feasibility and profitability of the project can be reasonably considered certain. Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized if the product or process is technically and commercially feasible and the Company has sufficient resources to complete development. The expenditure capitalized includes the cost of materials, direct labour and an appropriate proportion of overheads. Other development expenditure is recognized in the income statement as an expense as incurred. Capitalized development expenditure is stated at cost less accumulated amortization and impairment losses.

Content Platform

The Company acquired a content platform, which was already commercialized.  The content platform costs are being amortized on a straight-line basis over the useful life of the asset which is estimated to be 5 years.

Customer relationships

The Company acquired customer relationships through its acquisition of ELL Technologies.  The customer relationships are being amortized on a straight-line basis over the useful life of the asset which is estimated to be 2 years.

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

However, the deferred taxation is not recognized if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred taxation is determined using tax rates (and laws) that have been enacted or substantially enacted by the reporting date and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.

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

Financial statements of subsidiaries, affiliates and joint ventures for which the functional currency is not the Canadian Dollar are translated into Canadian Dollar as follows: all asset and liability accounts are translated at the balance sheet exchange rate and all earnings and expense accounts and cash flow statement items are translated at average exchange rates for the period. The resulting translation gains and losses are recorded as foreign currency translation adjustments in other comprehensive income and recorded in Accumulated other comprehensive income in equity. On disposal of a foreign operation the cumulative translation differences recognized in equity are reclassified to the income statement and recognized as part of the gain or loss on disposal. Goodwill and fair value adjustments arising on the acquisition of a foreign entity have been treated as assets and liabilities of the foreign entity and translated into Canadian Dollars at the balance sheet rate.

Foreign exchange gains or losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which in substance is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive income in Accumulated other comprehensive income.

Earnings (loss) per share

Earnings per share is computed by dividing the earnings (loss) for the year by the weighted average number of common shares outstanding during the year, including contingently issuable shares which are included when the conditions necessary for issuance have been met.  Diluted earnings per share is calculated in a similar manner, except that the weighted average number of common shares outstanding is increased to include potentially issuable common shares from the assumed exercise of common share purchase options and warrants, if dilutive.  During the year ended December 31, 2012, all the outstanding stock options, warrants and brokers’ warrants were anti-dilutive.

Share-based compensation plan

The share-based compensation plan allows Company employees and consultants to acquire shares of the Company. The fair value of share-based payment awards granted is recognized as an employee or consultant expense with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

Each tranche in an award is considered a separate award with its own vesting period and grant date fair value. The fair value is measured at grant date and each tranche is recognized on a graded vesting basis over the period during which the share purchase options vest. The fair value of the share-based payment awards granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the awards were granted. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of awards, for which the related service and non-market vesting conditions are expected to be met.

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

Financial assets: FVTPL assets are subsequently measured at fair value with the change in the fair value recognized in net income during the period.

Loans and receivables are subsequently measured at amortized cost using the effective interest rate method.

Financial liabilities: Other liabilities are subsequently measured at amortized cost using the effective interest rate method.  Costs that are directly attributable to a financial instrument’s origination, acquisition, issuance or assumption, are included in the fair value adjustment of the financial instrument. These costs are amortized over the life of the financial instrument.

Financial instruments (Cont’d)

The Company has classified its financial instruments as follows:

Financial Instrument	Classification
Cash	FVTPL
Accounts and grants receivable	Loans and receivables
Accounts payable	Other liabilities
Accrued liabilities	Other liabilities
Loans payable	Other liabilities

The Company’s financial instruments measured at fair value on the balance sheet consist of cash, which is measured at level 1 of the fair value hierarchy. There are three levels of the fair value hierarchy as follows:

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

Impairment of long-lived assets

The Company’s property and equipment and intangibles with finite lives are reviewed for an indication of impairment at each balance sheet date. Goodwill is reviewed for impairment annually or at any time if an indicator of impairment exists if indication of impairment exists, the asset’s recoverable amount is estimated.  The recoverable amount is the greater of the asset’s fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An impairment loss is recognized when the carrying amount of an asset, or its cash-generating unit, exceeds its recoverable amount. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.  Impairment losses are recognized in profit and loss for the period.

An impairment loss, other than goodwill impairment, is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Operating Results

Financial information for the year ended December 31, 2012, 2011 and 2010 was prepared in accordance with IFRS.

Fiscal Year Ended December 31, 2012 vs. Fiscal Year Ended December 31, 2011

Revenues from print-based English language learning for the year ended December 31, 2012 were $1,335,940 compared to $1,237,380 for fiscal 2011. Direct costs associated with publishing revenue are kept to a minimum and has been consistent throughout the years. The Company continues to maintain its relationship with PEP and is investing in the development of its existing and new programs and marketing activities to maintain and increase its royalty revenues.

Publishing revenue for the year ended December 31, 2012 increased 8% compared to fiscal 2011.  This increase is mainly attributed to the increased royalty through licensing sales to local publishers rather than direct sales made by PEP.  Since the State Ministry of Education has mandated the increase of licensing sales vs. direct sales to local publishers, PEP had increased its licensing sales revenues.  The Company expects this trend to continue but it does not have any control over PEP’s attempt to enter into licensing sales vs. direct sales with additional local publishers.

In 2012, Lingo Media generated $680,321 in online English language learning revenue as compared to $829,589 in 2011, a decrease of 18%. This decrease in sales is due to the Company minimizing its sales efforts related to its ELL Technologies legacy suite of products. The Company has been completely redesigning the user interface, learning management system and the multi-browser delivery system for desktops and tablets for its ELL Technologies suite of products including Scholar, Business, Business Traveler, Master, Kids, and Placement Test, and other tailor-made solutions. The redesign is expected to be completed and full sales efforts will resume before the end of the second quarter.

Selling, General and Administrative

Selling, general and administrative expenses were $2,121,237 in fiscal 2012 compared to $2,340,555 for fiscal 2011, a reduction of 9%.  This decrease was largely due to the rationalization of costs related to the operations of online English language learning services.  Selling, general and administrative expenses for the two segments are segregated below.

(i) Print-Based English Language Learning

Selling, general and administrative cost for print-based publishing increased from 2011 to 2012 primarily because of increased sales and marketing efforts.  The increase in sales, marketing & administration was primarily due to increased product revisions of all 12 levels of PEP and 8 levels of Starting Line products. Professional fees increased due to prior year adjustments as did premises due to the expiry of sub-leases. The following is a breakdown of selling, general and administrative costs directly related to print-based English language learning:

	2012	2011
Sales, marketing & administration	$436,081	$234,479
Consulting fee	468,678	590,461
Travel	60,118	67,248
Premises	146,715	74,493
Shareholder service	51,812	81,115
Professional fees	130,379	10,301
Less: Grants	(186,893)	(192,352)
	$1,106,890	$865,745

(ii) Online English Language Learning

Selling, general and administrative cost related to online English language learning was $1,014,346 for fiscal 2012 compared to $1,474,810 for the same period in 2011. Selling, general and administrative costs for this business unit continued to decrease in 2012 as a result of further cost rationalization. Professional fees increased due to prior year adjustments.

	2012	2011
Sales, marketing & administration	$650,729	$1,255,232
Consulting fees and salaries	152,170	325,333
Travel	14,810	30,893
Reserve for doubtful accounts	-	(43,569)
Premises	58,318	66,549
Professional fees	79,986	15,372
Less: Grants	58,333	(175,000)

	$1,014,346	$1,474,810

Government Grants

Lingo Media makes applications to the Canadian government for various types of grants to support its publishing and international marketing activities. Each year, the amount of any grant may vary depending on certain eligibility criteria (including prior year revenues) and the monies available to the pool of eligible candidates.

These government grants are recorded as a reduction of general and administrative expenses to offset direct costs funded by the grant. During the year, the Company recorded $128,560 of such grants.

One government grant for the print-based ELL segment is repayable in the event that the segment’s annual net income for each of the previous two years exceeds 15% of revenue and at such time a liability would be recorded. During the year, the conditions for the repayment of the government grant were not met and no liability was recorded.

One grant, relating to the Company’s “Development of Comprehensive, Interactive Phonetic English Learning Solution” project, is repayable semi-annually at a royalty rate of 2.5% per year’s gross sales derived from this project until 100% of the grant is repaid.

During 2008, Lingo Media was audited by a government grant agency and was assessed with a repayment of $115,075 relating to a publishing grant.  In 2010, the Company was reassessed with a reduction to the repayment to $100,000 which is recorded in accrued liabilities and this audit finding is currently under appeal.

While the Company will continue to apply for various government grants to fund its ongoing development and market expansion, there can be no assurance the Company will be successful in obtaining these grants in the future, that the Company will meet the eligibility requirements for the grants or that the grant programs will still be offered.

Segment Information

Total comprehensive loss for the Company was $1,364,737 for the year ended December 31, 2012 as compared to $4,799,626 in 2011.  These losses can be attributed to the two operating segments and other financial costs as shown below:

Online ELL	2012	2011
Revenue	680,321	829,589
Expenses:
Direct cost	261,341	168,013
Selling, general & administrative	1,014,346	1,474,810
Amortization of property & equipment	4,177	5,186
Amortization of development costs	365,752	2,544,818
Impairment loss	-	703,600
Income taxes and other taxes	4,238	7,600
	1,649,854	4,904,027
Segment Loss - Online ELL	(969,533)	(4,074,438)

Print-Based ELL	2012	2011
Revenue	1,335,940	1,237,380
Expenses:
Direct cost	11,714	(26,264)
Selling, general & administrative	1,106,890	865,745
Amortization of property & equipment	5,662	7,414
Amortization of development costs	-	8,807
Income taxes and other taxes	217,749	197,770
	1,342,015	1,089,472
Segment Loss – Print-Based ELL	(6,075)	183,908

Other	2012	2011
Foreign exchange	(25,046)	(19,709)
Interest and other financial expenses	168,769	328,112
Share-based compensation	243,195	518,114
Other comprehensive income	2,211	82,579
	(389,129)	(909,986)
Total Comprehensive Loss	(1,364,737)	(4,799,626)

During the year, the Company continued to invest in product development and is redesigning its fee-based online training and assessment service. The majority of its expenses consist of selling, general and administrative expenses detailed in the selling, general and administrative section above. The loss decreased as a result of decreased expenditures related to cost rationalization, and reduced financial expenses and share-based compensation.

Share-based Payments

The Company amortizes share-based payments with a corresponding increase to the contributed surplus account. During 2012, the Company recorded an expense of $243,195 compared to $518,114 during 2011. The decrease in this expense is due to fewer options granted and vested, and no financing activities.

Foreign Exchange

The Company recorded foreign exchange gain of approximately $25,046 as compared to a gain of approximately $19,709 in fiscal 2011, relating to the Company's currency risk through its activities denominated in foreign currencies as the Company is exposed to foreign exchange risk as a significant portion of its revenue and expenses are denominated in US Dollars, European Euros, and Chinese Renminbi.

Income Tax Expense

The Company recorded a tax expense of $221,987 for the year ended December 31, 2012 compared to a tax expense of $205,370 in 2011.  This tax is paid on revenues earned in China.

Net Loss

The Company reported a total comprehensive loss of $1,364,737 for the year ended December 31, 2012, as compared to $4,799,626 in 2011.  The loss per share in 2012 was $0.07 as compared to $0.25 in 2012. In addition to cost rationalization during the year, this significant reduction in loss is mainly due to a reduction in the amortization of intangibles.

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

Publishing revenue for the year ended December 31, 2011 increased 0.97% compared to fiscal 2010.  This increase is mainly attributed to the increased royalty through licensing sales to local publishers rather than direct sales made by PEP. Since the State Ministry of Education has mandated the increase of licensing sales vs. direct sales to local publishers.  The Company expects this trend to continue but it does not have any control over PEP’s attempt to enter into licensing sales vs. direct sales with additional local publishers. In 2011, Lingo Media generated $829,589 in online English language learning revenue as compared to $857,350 in 2010.

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

Online English Language Learning

Selling, general and administrative cost related to online English language learning was $1,474,810 for fiscal 2011 compared to $1,321,471 for the same period in 2010. Selling, general and administrative costs for this business unit increased from 2010 to 2011 as a result of increased sales efforts in certain regions.

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

Segment Information

Total comprehensive loss for the Company was $(4,799,626) for the year ended December 31, 2011 as compared to $(3,403,607) in 2010.  These losses can be attributed to the two operating segments and other financial costs as shown below:

Online ELL	2011	2010
Revenue	829,589	857,350
Expenses:
Direct cost	168,013	75,869
General & administrative	1,474,810	1,321,471
Amortization of property & equipment	5,186	7,384
Amortization of development costs	2,544,818	2,443,382
Impairment loss	703,600	-
Income taxes and other taxes	7,600	(563,115)
	5,079,027	3,284,991
Segment Loss - Online ELL	(4,074,438)	(2,427,641)

Print-Based ELL	2011	2010
Revenue	1,237,380	1,127,803
Expenses:
Direct cost	(26,264)	42,072
General & administrative	865,745	1,582,167
Amortization of property & equipment	7,414	6,697
Amortization of development costs	8,807	15,211
Income taxes and other taxes	197,770	166,198
	878,472	1,812,345
Segment Loss – Print-Based	183,908	(684,542)

Other
Foreign exchange	(19,709)	24,177
Interest and other financial expenses	328,112	294,675
Stock-based compensation	518,114	(31,609)
Accumulated other comprehensive income	82,579	4,181
	(909,986)	(291,424)
Total Comprehensive Loss	(4,799,626)	(3,403,607)

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

Stock-based Compensation

The Company amortizes stock-based compensation with a corresponding increase to the contributed surplus account. During 2011, the Company recorded an expense of $518,114 compared to $(31,609) during 2010. The increase in this expense is due to two financings completed during the year.

Net Loss

The Company reported a total comprehensive loss of ($4,799,626) for the year ended December 31, 2011, as compared to a net comprehensive loss of ($3,403,607) in 2010.

The Company recorded a tax expense of $205,370 for the year ended December 31, 2011 compared to a tax recovery of $396,917 in 2010.

5.B Liquidity and Capital Resources

Financial information for the years ended December 31, 2012, 2011 and 2010 was prepared in accordance with IFRS.

As at December 31, 2012, the Company had cash of $39,248 compared to $482,767 in 2011 and $203,906 in 2010.  Accounts and grants receivable of $1,446,962 were outstanding at the end of 2012 compared to $1,175,330 in 2011 and $931,101 at the end of 2010. With 87% of the receivables from PEP and a 180 day collection cycle, the Company does not anticipate an effect on its liquidity.  Total current assets amounted to $1,606,441 (2011 - $1,761,715, 2010 - $1,255,472) with current liabilities of $2,243,356 (2011 - $1,599,341, 2010 - $3,041,786) resulting in a working capital deficit of ($636,915) (2011 – working capital $162,375, 2010 - working capital deficit of ($1,965,110)).

The Company receives government grants based on certain eligibility criteria for international marketing support and publishing industry development in Canada. These government grants are recorded as a reduction of general and administrative expenses to offset direct costs funded by the grant.  The Company receives these grants throughout the year from different agencies and government programs. Each grant is applied for separately based on the Company meeting certain eligibility requirements.  The Company has relied on obtaining these grants for its operations and has been successful at securing them in the past, but it cannot be assured of obtaining these grants in the future. Government grants recorded during the year were $128,560 compared to $132,599 in 2011, and $85,648 in 2010.

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

5.C Research and Development

During the years ended December 31, 2012, 2011 and 2010, respectively, the Company expended $876,233, $1,099,521 and $4,234,283 on intangibles, under the categories of ”software and web development costs”, “content platform” and “customer relationships”.  These expenditures in 2012, 2011 and 2010 were primarily directed at developing the ELL Technologies products for the international market.

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

5.F Tabular disclosure of contractual obligations

Our obligations as of December 31, 2012 were as follows:

The Company has future minimum lease payments under operating leases for premises and equipment as follows:

2013	$202,918
2014	194,386
2015	194,386
2016	43,258

The rent expense associated with operating lease for premise and equipment is recognized on a straight-line basis. As a result of the acquisition of ELL Technologies, the Company will owe royalties of 3-9% (Year 2) and 2-8% (Year 3) of ELL Technologies revenues based upon a number of gross revenue targets.  Royalty amounts will be due on a quarterly basis. As of December 31, 2012, royalties in the amount of $100,206 have been expensed.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.  Directors and Senior Management
Table No. 6
Directors and Senior Management
April 30, 2013

Name	Position	Age	Date of Election/ Appointment
Michael P. Kraft	President/CEO/Director	49	November 1996
Khurram Qureshi	CFO/Secretary/Treasurer	50	April 1997/December 2011
Gali Bar-Ziv	COO	40	June 2009
Scott Remborg	Director	62	July 2000
Jerry Grafstein	Director	58	September 2010
Weibing Gong	Director	44	September 2010
Anton Telegin	Director	45	December 2011

Michael P. Kraft is the President, CEO and a Director of Lingo Media and has been so since its inception in 1996. He is also the Chairman of Buckingham Group Limited, a private merchant banking corporation and President of MPK Inc., a private business consulting corporation to private and public companies since 1994.  Mr. Kraft is a director of Pioneering Technology Inc., JM Capital II Corp., HTN Inc. and Southtech Capital Corporation, all TSX Venture Exchange listed companies.  He received a Bachelor of Arts in Economics from York University in 1985.

Khurram Qureshi was the Chief Financial Officer of the Company from 1997 to July 2009, and reappointed in December 2011.  Mr. Qureshi received a Bachelor of Administrative Studies from York University in 1987 and received the Chartered Accountant designation in 1990. Mr. Qureshi is also a partner at CQK, Chartered Accountants LLP.

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

Summary Compensation Table
Non-equity incentive plan compensation
Name and principal position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($)(2)	Annual incentive plans	Long-term incentive plans(3)	Pension Value ($)	All other compensation ($)(1)	Total compensation ($)
Michael P. Kraft President, Chief Executive Officer and Director	2012 2011 2010	180,000 180,000 180,000	Nil Nil Nil	43,290 127,045 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	20,520 Nil 23,057	243,810 307,045 203,057
Gali Bar-Ziv Chief Operating Officer	2012 2011 2010	144,000 144,000 134,000	Nil Nil Nil	14,430 222,246 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil 31,643	158,430 366,246 165,643
Khurram Qureshi Chief Financial Officer	2012 2011 2010	60,000 5,000 42,000	Nil Nil Nil	14,430 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	74,430 5,000 42,000
Ryan Robertson Chief Financial Officer	2011 2010	100,000 50,000	Nil Nil	103,480 Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	203,480 50,000
Notes:
(1)
Perquisites and other personal benefits, securities or property that do not in the aggregate exceed the lesser of $50,000 and 10% of the total of the annual salary and bonus for any NEO for the financial year, if any, are not disclosed.

(2)
The weighted average grant date fair value was calculated in accordance with the Black-Scholes model using the common share price on the date of grant, with the key valuation assumptions being stock-price volatility of 79%, risk free interest rate of 1.35%, no dividend yields, and expected life of 5 years.

(3)
"LTIP" or "long term incentive plan" means any plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.

(4)	Ryan Robertson was succeeded as Chief Financial Officer by Khurram Qureshi in December 2011.

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

The Kraft Consulting Agreement provides for an initial term of twenty-four (24) months to begin on January 1, 2008 and was renewed for both January 2010 and 2012.  The Kraft Consulting Agreement provides that the Company pay MPK Inc. $15,000 per month plus reimbursement for certain expenses properly incurred in connection with the Company.  In addition to providing an allowance for a health and dental plan, the Kraft Consulting Agreement also provides for an automobile allowance of $1,500 per month.

Gali Bar-Ziv

The Company entered into a consulting agreement (the "Bar-Ziv Consulting Agreement") dated as of June 1, 2009 with Busy Babies Inc. pursuant to which the Company engaged Busy Babies Inc. to provide the services of Gali Bar-Ziv (the "Consultant") to be the Chief Operating Officer of the Company.  Busy Babies Inc. is a corporation wholly-owned and controlled by Gali Bar-Ziv.

The Bar-Ziv Consulting Agreement provided for an initial term of twelve (12) months to begin on June 1, 2009 and automatic renewals for a further one (1) year unless terminated pursuant to the terms thereof.  The Bar-Ziv Consulting Agreement provides that the Company pay the Consultant up to $12,000 per month plus reimbursement for certain expenses properly incurred in connection with the Company. The Bar-Ziv Consulting Agreement also provides for an automobile allowance of $500 per month, mobile phone, and parking allowance.

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

Pension/Retirement Benefits.  No funds were set aside or accrued by the Company during Fiscal 2012 to provide pension, retirement or similar benefits for Directors or Executive Officers.

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

6.C.2. Termination benefits

Not applicable

6.C.3.  Board of Director Committees.

The Company has established an Audit Committee, Compensation Committee and Corporate Governance Committee in compliance with the Guidelines.

The Audit Committee assists the Board in its oversight of: (i) the integrity of the financial reporting of the Company; (ii) the independence and performance of the Company's external auditors; and (iii) the Company's compliance with legal and regulatory requirements.  The members of the Audit Committee during the past fiscal year were Michael Stein (Chairman), Scott Remborg, and Michael Kraft, Messrs. Stein and Remborg being independent as defined in the Guidelines. Following the 2012 shareholder meeting, the Committee was comprised of Tommy Gong (Chair), Scott Remborg, and Michael Kraft. Messrs. Gong and Remborg being independent as defined in the Guidelines.

The Compensation Committee assists the Board in fulfilling its obligations relating to human resource and compensation matters of the Company and its subsidiaries and to establish a plan for the continuity and development of senior management.  The members of the Compensation Committee during the past fiscal year were Michael Stein (Chairman), Scott Remborg, and Michael Kraft, Messrs. Stein and Remborg being independent as defined in the Guidelines. Following the 2012 shareholder meeting, the Committee was comprised of Scott Remborg (Chair), Jerry Grafstein, and Michael Kraft. Messrs. Remborg and Grafstein being independent as defined in the Guidelines.

The Corporate Governance Committee assists the Board by: (i) developing, reviewing and planning the Company's approach to corporate governance issues, including developing a set of corporate governance principles and guidelines specifically applicable to the Company; (ii) identifying and recommending to the Board potential new nominees to the Board; (iii) monitoring management's succession plan for the Chief Executive Officer (the "CEO") and other senior management; and (iv) overseeing enforcement of and compliance with the Company's proposed Code of Business Conduct.  The members of the Corporate Governance Committee during the past fiscal year were Messrs. Grafstein (Chairman), Remborg and Shah, all being independent directors as defined in the Guidelines. Following the shareholder meeting, Mr. Shah was succeeded by Mr. Kraft.

6.E.  Share Ownership

Table No. 7 lists, as of April 30, 2013, Directors and Executive Officers who beneficially own the Company's voting securities and the amount of the Company's voting securities owned by the Directors and Executive Officers as a group.  Table No. 7 includes all persons/companies where the Company is aware that they have 5% or greater beneficial interest in the Company’s securities.

Table No. 7
Shareholdings of Directors and Executive Officers
Shareholdings of 5% Shareholders

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)		Percent of Class
Common	Michael P. Kraft(2)(4)	1,448,905	(5)	6.9%
Common	Khurram Qureshi	134,990	(7)	*
Common	Gali Bar-Ziv	66,500	(9)	*
Common	Scott Remborg(2)	154,372	(6)	*
Common	Tommy Gong	[nil]	(12)	*
Common	Jerry Grafstein	100,000	(14)	*
Common	Anton Telegin	[nil]		*
Common	Orascom Telecom Holding SAE	2,857,143		13.7%
Common	SCP Partners	2,036,987		9.7%
As a group (9 parties)		6,798,897		32.5%
*  Less than 1%.

(1)	The information as to voting securities beneficially owned, controlled or directed, not being within the knowledge of the Company, has been furnished by the respective individuals.
(2)	Member of the Audit Committee.
(3)	Member of the Compensation Committee.
(4)	Member of the Corporate Governance Committee.
(5)
Of such shares, 95,636 are held in Mr. Kraft's RRSP, and 1,353,269 are held by Buckingham Group Limited, a company controlled by Mr. Kraft.  Mr. Kraft also holds 745,715 options and 166,670 warrants to purchase up to an additional 912,385 common shares of the Company.

(6)	Of such shares, 3,428 are held in Mr. Remborg's RRSP account. Mr. Remborg also holds options to purchase up to an additional 258,607 common shares of the Company.
(7)
Of such shares, 58,250 are held in Mr. Qureshi’s RRSP account, and 51,925 are held in his wife’s RRSP account. Khurram Qureshi also holds options to purchase up to an additional 252,486 common shares of the Company.

(8)
Of such shares, 2,000 are held in Mr. Bar-Ziv's RRSP, and 64,500 are held by Busy Babies Inc., a company controlled by Mr. Bar-Ziv.  Mr. Bar-Ziv also holds 540,000 options and 30,000 warrants to purchase up to an additional 570,000 common shares of the Company.

(9)	Tommy Gong also holds options to purchase up to an additional 82,500 common shares of the Company.
(10)	Of such shares, 100,000 are held by New Court Corporation, a company controlled by Mr. Grafstein. Mr. Grafstein also holds options to purchase up to an additional 172,500 common shares of the Company.

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

On July 5, 2006, October 5, 2007, October 14, 2008, August 18, 2009, September 23, 2010, and December 8, 2011 the Company's shareholders ratified and approved an increase in the number of common shares eligible to be issued under the Company's Stock Option Plan to approximately 20% of the issued and outstanding common shares as at the date of the respective shareholders meetings.  Currently, the Stock Option Plan provides that the maximum aggregate number of shares reserved for issuance and which could be purchased upon the exercise of all options granted thereunder could not exceed 4,108,635, which number represented 20% of the 20,543,177 issued and outstanding as at the Record Date of the Company’s Annual and Special Meeting on December 8, 2011.  As of the date hereof, options to purchase an aggregate of 3,070,500 common shares are outstanding under the Stock Option Plan.

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in the Table below as of April 30, 2013, as well as the number of options granted to Directors and officers as a group.
Stock Options Outstanding
Expressed in Canadian Dollars

	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date
Michael P. Kraft President, Chief Executive Officer and Director	300,000 200,000 50,000	0.24 0.66 1.00	November 26, 2017 February 15, 2016 February 15, 2016
Gali Bar-Ziv Chief Operating Officer	100,000 100,000 340,000	0.24 1.07 0.66	November 26, 2017 February 15, 2016 February 15, 2016
Khurram Qureshi Chief Financial Officer	100,000 50,000 50,000	0.24 1.70 1.00	November 26, 2017 February 15, 2016 February 15, 2016
Scott Remborg	92,500 42,500 50,000 30,750	0.24 0.66 1.00 1.75	November 26, 2017 February 15, 2016 February 15, 2016 May 1, 2014
Jerry Grafstein	82,500 30,000	0.24 0.66	November 26, 2017 February 15, 2016
Tommy Gong	62,500 20,000	0.24 0.66	November 26, 2017 February 15, 2016
Anton Telegin	Nil	Nil	Nil

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

7.A.2.  Canadian Share Ownership. March 31, 2013, the Company’s registered shareholders’ list showed 20,899,177 common shares outstanding with 32 registered shareholders, with 15,849,545 owned by 23 shareholders residing in Canada, 2,048,071 shares owned by 4 registered shareholders in US and 3,000,931 shares owned by 5 foreign registered shareholders.

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

(a)	The Company charged $5,000 (2011 - $65,525) to corporations with one director in common for rent, administration, office charges and telecommunications.

(b)
Key management compensation was $312,000 (2011 – $360,057) and is reflected as consulting fees paid to corporations owned by a director and officers of the Company, of which, $277,092 (2011 -$113,800) is unpaid and included in accounts payable. Options granted to key management during the year are valued at $84,055.

(c)
At the year end, the Company had loans payable bearing interest at 9% per annum due to corporations controlled by directors and officers of the Company in the amount of $535,000 (2011 - $435,000).  Interest expense related to these loans is $45,271 (2011 - $30,305).

(d)
In 2012, the Company secured loans in the amount of $365,000, bearing interest at 12% per annum, secured by accounts receivable and due on January 31, 2013.  Included in the $365,000 of loans, is a loan in the amount of $100,000 due to an officer of the Company. Interest expense related to this loan is $6,013.

(e)	Common shares issued to lenders for the extension of the $890,000 loan include 174,000 common shares issued at $0.25 per share to lenders’ corporations controlled by directors and an officer.

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

Audited Financial Statements for Fiscal 2012 and Fiscal 2011

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

Table No. 9
TSX Venture Exchange
 Common Shares Trading Activity

Period	Sales -- Canadian Dollars
Ended	Volume	High	Low	Close
Monthly
March 2013	61,300	0.23	0.15	0.23
February 2013	182,800	0.23	0.17	0.20
January 2013	304,700	0.27	0.22	0.22
December 2012	328,800	0.34	0.25	0.27
November 2012	212,400	0.35	0.21	0.30
October 2012	653,400	0.28	0.19	0.22
September 2012	392,200	0.30	0.21	0.25
August 2012	262,600	0.30	0.20	0.30
July 2012	157,400	0.30	0.16	0.30
June 2012	96,300	0.31	0.23	0.24
May 2012	101,300	0.34	0.25	0.30
April 2012	172,200	0.36	0.26	0.30

Yearly
12/31/2012	2,439,295	0.45	0.16	0.27
12/31/2011	1,793,567	0.95	0.24	0.35
12/31/2010	2,022,202	1.24	0.39	0.75
12/31/2009	1,457,515	1.43	0.62	1.04
12/31/2008	1,494,984	2.20	0.55	1.19

Quarterly
3/31/2013	548,800	0.27	0.22	0.22
12/31/2012	1,194,600	0.35	0.19	0.27
09/30/2012	812,200	0.30	0.16	0.25
06/30/2012	369,800	0.36	0.23	0.24
3/31/2012	62,695	0.45	0.27	0.36
12/31/2011	724,639	0.60	0.24	0.35
9/30/2011	674,808	0.80	0.51	0.55
6/30/2011	320,920	0.82	0.60	0.77
3/31/2011	73,200	0.95	0.55	0.73
12/31/2010	40,500	0.80	0.50	0.75
9/30/2010	39,700	0.74	0.42	0.65
6/30/2010	47,100	0.72	0.39	0.45
03/31/2010	1,894,902	1.24	0.83	0.75
12/31/2009	733,158	1.05	0.75	1.04
09/31/2009	155,187	1.20	0.85	1.05
06/30/2009	323,870	1.43	0.66	1.20
03/31/2009	245,300	1.05	0.62	0.90

The Company's shares became quoted for trading on the OTC Bulletin Board on January 22, 2004.

The table No.10 lists the volume of trading and high, low and closing sales prices on the OTC Bulletin Board for the Company's common shares for the last 12 months, the last twelve fiscal quarters; and the last five fiscal years.

Table No. 10
OTC Bulletin Board
 Common Shares Trading Activity

Period	Sales -- US Dollars
Ended	Volume	High	Low	Close
Monthly
March 2013	0	0.26	0.26	0.26
February 2013	0	0.26	0.26	0.26
January 2013	0	0.26	0.26	0.26
December 2012	1,700	0.26	0.23	0.26
November 2012	0	0.23	0.23	0.23
October 2012	0	0.23	0.23	0.23
September 2012	0	0.23	0.23	0.23
August 2012	0	0.23	0.23	0.23
July 2012	1,400	0.26	0.23	0.23
June 2012	0	0.26	0.26	0.26
May 2012	600	0.28	0.26	0.26
April 2012	93,300	0.37	0.25	0.28

Yearly
12/31/2007	97,200	0.37	0.23	0.26
12/31/2011	137,246	0.99	0.26	0.26
12/31/2010	924,558	1.52	0.38	0.46
12/31/2009	453,900	1.24	0.51	1.00
12/31/2008	867,582	2.00	0.61	1.24

Quarterly
03/31/2013	0	0.26	0.26	0.26
12/31/2012	1,700	0.26	0.23	0.26
09/30/2012	1,400	0.26	0.23	0.23
06/30/2012	93,900	0.37	0.25	0.26
3/31/2012	200	0.37	0.26	0.37
12/31/2011	8,880	0.59	0.26	0.26
9/30/2011	44,076	0.81	0.57	0.59
6/30/2011	8,584	0.99	0.74	0.74
3/31/2011	75,706	0.88	0.46	0.88
12/31/2010	90,582	0.68	0.46	0.46
9/30/2010	168,656	0.66	0.38	0.60
6/30/2010	247,020	0.78	0.40	0.40
03/31/2010	418,300	1.52	0.67	0.68
12/31/2009	355,000	1.00	0.70	1.00
09/30/2009	14,200	1.15	0.70	0.99
06/30/2009	64,100	1.05	0.51	1.05
03/31/2009	20,600	1.24	0.60	0.90

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

A 10% strengthening of the US dollars against Canadian dollars would have increased the net equity by $24,484 (2011 - $39,393) due to reduction in the value of net liability balance.  A 10% of weakening of the US dollar against Canadian dollar at December 31, 2012 would have had the equal but opposite effect.

The significant financial instruments of the Company, their carrying values and the exposure to USD denominated monetary assets and liabilities, as of December 31, 2012 are as follows:

	US Denominated		China Denominated
	CAD	USD	CAD	RMB
Cash	13,962	14,034	20,199	126,697
Accounts receivable	1,428,636	1,435,959	591	3,721
Accounts payable	61,763	62,079	-	-
*USD and RMB are converted at the prevailing year-end exchange rates.

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

	RMB	USD	USD	USD	USD
		At 12/31/2012	-5%	-10%	-15%
Year-end Exchange Rate For 1 RMB to USD		0.1605	0.1525	0.1445	0.1364
Annual Revenue From China	8,415,714	1,350,722	1,283,186	1,215,650	1,148,114
Accounts Receivable	7,106,921	1,140,661	1,083,628	1,026,595	969,562

	USD	CAD	CAD	CAD	CAD
		Year 2012	+5%	-5%	-10%
Average Annual Exchange Rate for 1 USD to CAD		0.9994	1.0494	0.9494	0.8995
Annual Revenue From China	1,324,459	1,323,664	1,389,847	1,257,481	1,191,298

	USD	CAD	CAD	CAD	CAD
		At 12/31/2012	+5%	-5%	-10%
Year-end Exchange Rate for 1 USD to CAD		0.9949	1.0446	0.9452	0.8954
Cash	14,541	14,467	15,190	13,743	13,020
Accounts Receivable	1,435,959	1,428,636	1,500,067	1,357,204	1,285,772
Accounts Payable	62,079	61,763	64,851	58,675	55,587

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

ITEM 16.  RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

During the past fiscal year, the members of the audit committee (the "Audit Committee") were Michael Stein ("Chairman"), Scott Remborg and Michael P. Kraft, of whom Michael Stein and Scott Remborg are independent.  Mr. Stein was succeeded as Chairman by Tommy Gong on July 17, 2012. Each member of the Audit Committee is financially literate as defined by MI 52-110.

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

ITEM 16B. CODE OF ETHICS

The Company has adopted a “Code of Conduct”, the text of such code is available through its internet website.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Nature of Services	Fees Paid to Auditor Year-ended December 31, 2012	Fees Paid to Auditor Year-ended December 31, 2011	Fees Paid to Auditor Year-ended December 31, 2010
Audit Fees(1)	$94,245	$66,350	$93,730
Audit-Related Fees(2)	4,200	Nil	Nil
Tax Fees(3)	5,021	5,021	Nil
All Other Fees(4)	Nil	11,925	Nil
Total	$103,466	$83,296	$93,730

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

Audited Financial Statements

  Auditor's Report, dated April 26, 2013

  Consolidated Balance Sheets at December 31, 2012 and December 31, 2011

  Consolidated Statements of Comprehensive Income
   for the years ended December 31, 2012, 2011 and 2010

  Consolidated Statements of Changes in Equity
   for the years ended December 31, 2012, 2011 and 2010

  Consolidated Statements of Cash Flows
   for the years ended December 31, 2012, 2011 and 2010

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

By: /s/ “Khurram Qureshi”

Khurram Qureshi
Chief Financial Officer
May 1, 2013

LINGO MEDIA CORPORATION

Consolidated Financial Statements

For the year ended December 31, 2012

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

April 26, 2013

“Michael Kraft”	“Khurram Qureshi”
President & CEO	Chief Financial Officer

Collins Barrow Toronto LLP Collins Barrow Place 11 King Street West Suite 700, Box 27 Toronto, Ontario M5H 4C7 Canada

INDEPENDENT AUDITORS' REPORT	T. 416.480.0160 F. 416.480.2646
To the Shareholders of Lingo Media Corporation	www.collinsbarrow.com

We have audited the accompanying consolidated financial statements of Lingo Media Corporation and its subsidiaries, which comprise the consolidated balance sheets as at December 31, 2012, and December 31, 2011 and the consolidated statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2012 and 2011 and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Lingo Media Corporation and its subsidiaries as at December 31, 2012, and December 31, 2011 and its financial performance and its cash flows for the years ended December 31, 2012 and 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 2 in the consolidated financial statements which indicates that the Company has material uncertainties that raise substantial doubt about the Company's ability to continue as a going concern.

/s/ Collins Barrow Toronto LLP
Licensed Public Accountants
Chartered Accountants
April 26, 2013
Toronto, Ontario

This office is independently owned and operated by Collins Barrow Toronto LLP The Collins Barrow trademarks are used under License.

2

LINGO MEDIA CORPORATION
Consolidated Financial Statements
As at December 31, 2012

LINGO MEDIA CORPORATION
Consolidated Balance Sheets
 (Expressed in Canadian Dollars, unless otherwise stated)

	Notes	December 31, 2012	December 31, 2011
ASSETS
Current Assets

Cash		$39,248	$482,767
Accounts and grants receivable	6	1,446,962	1,175,330
Prepaid and other receivables		120,231	103,618

		1,606,441	1,761,715
Non-Current Assets

Property and equipment	7	38,356	48,321
Intangibles	9	876,233	1,099,521
Goodwill		139,618	139,618

TOTAL ASSETS		2,660,648	3,049,175

LIABILITIES AND EQUITY

Current Liabilities

Accounts payable		577,655	373,521
Accrued liabilities		472,087	335,820
Loans payable	10	1,193,614	890,000
TOTAL LIABILITIES		2,243,356	1,599,341

Equity

Share capital	11	18,014,347	17,925,347
Warrants	13	1,132,685	1,046,365
Share-based payment reserve	12	2,450,791	2,130,735
Accumulated other comprehensive income		(88,971)	(86,760)
Deficit		(21,091,560)	(19,565,853)
TOTAL EQUITY		417,292	1,449,834

TOTAL LIABILITIES AND EQUITY		$2,660,648	$3,049,175

The accompanying notes are an integral part of these consolidated financial statements.

These consolidated financial statements are authorized for issue by the Board of Directors on April 26, 2013.

“Scott Remborg”	“Michael Kraft”
Director	Director

LINGO MEDIA CORPORATION
Consolidated Statements of Comprehensive Income
For the years ended December 31, 2012, 2011 and 2010
(Expressed in Canadian Dollars, unless otherwise stated)

	Notes	2012	2011	2010

Revenue		$2,016,261	$2,066,969	$1,985,153

Expenses

Selling, general and administrative		2,121,237	2,340,555	2,903,638
Amortization – intangibles	9	365,752	2,544,818	2,443,382
Direct costs		273,055	141,749	117,941
Share-based payments	12	243,195	518,114	(31,609)
Depreciation – property and equipment	7	9,838	12,600	14,081
Amortization – publishing development costs	8	-	8,807	15,211
Impairment loss		-	703,600	-
Total Expenses		3,013,077	6,270,243	5,462,644

Loss from Operations		(996,816)	(4,203,274)	(3,477,491)

Net Finance Charges

Interest expense		168,769	328,112	294,675
Foreign exchange (gain) / loss		(25,046)	(19,709)	24,177

Loss Before Income Tax		(1,140,539)	(4,511,677)	(3,796,343)

Income Tax Expense (Recovery)	14	221,987	205,370	(396,917)

Net Loss for the Year		(1,362,526)	(4,717,047)	(3,399,426)

Other Comprehensive Income

Exchange differences on translating foreign operations gain / (loss)		(2,211)	(82,579)	(4,181)

Total Comprehensive Loss, Net of Tax		$(1,364,737)	$(4,799,626)	$(3,403,607)

Loss per Share
Basic and Diluted		$(0.07)	$(0.25)	$(0.26)

Weighted Average Number of Common Shares Outstanding
Basic and Diluted		20,652,415	18,797,185	13,277,226

The accompanying notes are an integral part of these consolidated financial statements.

LINGO MEDIA CORPORATION
Consolidated Statements of Changes in Equity
For the year ended December 31, 2012, 2011 and 2010
(Expressed in Canadian Dollars, unless otherwise stated)

	Issued Share Capital		Share- Based Payment Reserve	Warrants	Accumulated Other Comprehensive Income	Deficit	Total Equity
	Number of shares	Amount

Balance as at January 1, 2010	12,465,857	$14,220,192	$1,362,875	$281,355	$-	$(11,449,380)	$4,415,042
Loss for the year	-	-	-	-	-	(3,399,426)	(3,399,426)
Other comprehensive income / (loss)	-	-	-	-	(4,181)	-	(4,181)
Issued shares - acquisition of ELL Technologies Limited	1,050,000	651,000	-	-	-	-	651,000
Issued shares - against loan payable	433,332	260,000	-	-	-	-	260,000
Warrants expired - shares	-	-	281,355	(281,355)	-	-	-
Share-based payments charged to operations	-	-	(31,609)	-	-	-	(31,609)
Balance as at December 31, 2010	13,949,189	15,131,192	1,612,621	-	(4,181)	(14,848,806)	1,890,826

Issued shares - equity financing	5,557,001	3,053,985	-	-	-	-	3,053,985
Issued shares - balance of ELL Technologies Limited acquisition payment	1,036,987	786,535	-	-	-	-	786,535
Net loss for the year	-	-	-	-	-	(4,717,047)	(4,717,047)
Warrants issued	-	(1,046,365)	-	1,046,365	-	-	-
Share-based payments charged to operations	-	-	518,114	-	-	-	518,114
Other comprehensive income (loss)	-	-	-	-	(82,579)	-	(82,579)
Balance as at December 31, 2011	20,543,177	17,925,347	2,130,735	1,046,365	$(86,760)	(19,565,853)	1,449,834
Loss for the year	-	-	-	-	-	(1,362,526)	(1,362,526)
Other comprehensive income / (loss)	-	-	-	-	(2,211)	-	(2,211)
Warrants expired	-	-	76,861	(76,861)	-	-	-
Warrants Extension	-	-	-	163,181	-	(163,181)	-
Issued shares - against loan payable	356,000	89,000	-	-	-	-	89,000
Share-based payments charged to operations	-	-	243,195	-	-	-	243,195
Balance as at December 31, 2012	20,899,177	18,014,347	2,450,791	1,132,685	(88,971)	(21,091,560)	417,292

The accompanying notes are an integral part of these consolidated financial statements.

LINGO MEDIA CORPORATION
Consolidated Statements of Cash Flows
For the years ended December 31, 2012, 2011 and 2010
(Expressed in Canadian Dollars, unless otherwise stated)

	2012	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss for the Year	$(1,362,526)	$(4,717,047)	$(3,399,426)

Adjustments to Net Profit for Non-Cash Items:

Amortization – intangibles	365,752	2,544,818	2,443,382
Share-based payments	243,195	518,114	(31,609)
Unrealized foreign exchange gain	(1,331)	(34,923)	(22,806)
Interest accretion	27,614	178,795	(81,205)
Depreciation - property & equipment	9,838	12,600	14,081
Impairment loss	-	703,600	-
Amortization – publishing development costs	-	8,807	15,211
Transaction costs paid in shares	-	-	31,000
Deferred income tax recovery	-	-	(564,997)
Operating Loss before Working Capital Changes	(717,458)	(785,236)	(1,464,959)

Working Capital Adjustments:

(Increase) / decrease in accounts and grants receivable	(271,632)	(244,229)	(361,530)
(Increase) / decrease in prepaid and other receivables	(16,613)	(10,153)	(16,511)
Increase / (decrease) in accounts payable	204,133	(530,168)	249,579
Increase / (decrease) in accrued liabilities	136,266	(394,072)	320,694
Cash Generated from / (used in) Operations	(665,304)	(1,963,858)	(1,241,727)

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of intangibles	(143,215)	(138,681)	(312,746)
Purchase of property and equipment	-	(2,585)	(3,072)

Net Cash Flows Generated from / (used in) Investing Activities	(143,215)	(141,266)	(315,818)

CASH FLOWS FROM FINANCING ACTIVITIES

Share capital issued during the year	-	3,320,200	-
Share issue costs	-	(266,215)	-
Advances (Repayment) of loan payable	365,000	(697,000)	1,587,000

Net Cash Flows Generated from / (used in) Financing Activities	365,000	2,356,985	1,587,000

NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS	(443,519)	251,861	29,455

Cash and Cash Equivalents at the Beginning of the Year	482,767	230,906	201,451

Cash and Cash Equivalents at the End of the Year	$39,248	$482,767	$230,906

The accompanying notes are an integral part of these consolidated financial statements.

LINGO MEDIA CORPORATION
Notes to Consolidated Financial Statements
December 31, 2012
(Expressed in Canadian Dollars, unless otherwise stated)

1.        CORPORATE INFORMATION

Lingo Media Corporation (“Lingo Media” or the “Company”) is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of Ontario and its shares are listed on the TSX Venture Exchange and inter-listed on the OTC Bulletin Board. The consolidated financial statements of the Company as at and for the year ended December 31, 2012 comprise the Company and its subsidiaries.

Lingo Media Corporation is an English as a Second Language (“ESL”) industry acquisition company in online and print-based education products and services.  The Company is focused on English language learning (“ELL”) on an international scale through its four distinct business units: ELL Technologies Limited (“ELL Technologies”); Parlo Corporation (“Parlo”); Speak2Me Inc. (“Speak2Me”); and Lingo Learning Inc. (“Lingo Learning”).  ELL Technologies is a globally-established ELL multi-media and online training company.  Parlo is a fee-based online ELL training and assessment service.  Speak2Me is a free-to-consumer advertising-based online ELL service in China.  Lingo Learning is a print-based publisher of ELL programs.

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

2.2      Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis. The comparative figures presented in these consolidated financial statements are in accordance with IFRS.

2.3      Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and the entities controlled by the Company (the “Group”) as at December 31, 2012. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

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

LINGO MEDIA CORPORATION
Notes to Consolidated Financial Statements
December 31, 2012
(Expressed in Canadian Dollars, unless otherwise stated)

2.         BASIS OF PREPRATION (Cont’d)

2.4      Functional and presentation currency

The functional currency is the currency of the primary economic environment in which the entity operates and has been determined for each entity within the Group. These consolidated financial statements are presented in Canadian Dollars, which is the Company’s functional currency and presentation currency. The functional currency of Speak2Me is Chinese Renminbi (“RMB”) and the functional currency of ELL Technologies is the United States Dollar (“USD”).

The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, “The Effects of Changes in Foreign Exchange Rates”.

3.        SIGNIFICANT ACCOUTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

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

Information about critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:
•	Determination of functional and presentation currency
•	Determination of the recoverability of the carrying value of intangible assets and goodwill
•	Determination of impairment loss
•	Recognition of deferred tax assets
•	Valuation of share-based payments
•	Recognition of provisions and contingent liabilities

4.        SUMMARY OF SIGNIFICANT ACCOUTING POLICIES

Revenue recognition

Revenue from royalty and licensing sales in China is recognized based on confirmation of finished products produced by its co-publishing partners and when collectability is reasonably assured.  Royalty revenue from audiovisual products is recognized based on the confirmation of sales by its co-publishing partners, and when collectability is reasonably assured.  Royalty revenues are not subject to right of return or product warranties. Revenue from the sale of published and supplemental products is recognized upon delivery and when the risk of ownership is transferred and collectability is reasonably assured.

Revenue from fee-based English language training and assessment services and licenses are recognized on a straight line basis over the term of the agreement and when collectability is reasonably assured.

Revenue from online advertising and sponsorships in China is recognized at the time of delivery and when collectability is reasonably assured.

Comprehensive income

Comprehensive income measures net earnings for the period plus other comprehensive income. Other comprehensive income consists of changes in equity from non-owner sources, such as changes to foreign currency translation adjustments of foreign operations during the period. Amounts reported as other comprehensive income are accumulated in a separate component of shareholders’ equity as Accumulated other comprehensive income.

LINGO MEDIA CORPORATION
Notes to Consolidated Financial Statements
December 31, 2012
(Expressed in Canadian Dollars, unless otherwise stated)

4.        SUMMARY OF SIGNIFICANT ACCOUTING POLICIES (Cont’d)

Property and equipment

Property and equipment are initially recorded at cost. Amortization is provided using methods outlined below at rates intended to amortize the cost of assets over their estimated useful lives.

Method	Rate

Computer and office equipment	Declining balance 20%

Software and web development costs

The Company capitalizes all costs related to the development of its free-to-consumer and fee-based English language learning products and services when the feasibility and profitability of the project can be reasonably considered certain. Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized if the product or process is technically and commercially feasible and the Company has sufficient resources to complete development. The expenditure capitalized includes the cost of materials, direct labour and an appropriate proportion of overheads. Other development expenditure is recognized in the income statement as an expense as incurred. Capitalized development expenditure is stated at cost less accumulated amortization and impairment losses.

Content Platform

The Company acquired a content platform, which was already commercialized.  The content platform costs are being amortized on a straight-line basis over the useful life of the asset which is estimated to be 5 years.

Customer relationships

The Company acquired customer relationships through its acquisition of ELL Technologies.  The customer relationships are being amortized on a straight-line basis over the useful life of the asset which is estimated to be 2 years.

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

LINGO MEDIA CORPORATION
Notes to Consolidated Financial Statements
December 31, 2012
(Expressed in Canadian Dollars, unless otherwise stated)

4.        SUMMARY OF SIGNIFICANT ACCOUTING POLICIES (Cont’d)

Deferred income taxes (Cont’d)

However, the deferred taxation is not recognized if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred taxation is determined using tax rates (and laws) that have been enacted or substantially enacted by the reporting date and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.

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

Financial statements of subsidiaries, affiliates and joint ventures for which the functional currency is not the Canadian Dollar are translated into Canadian Dollar as follows: all asset and liability accounts are translated at the balance sheet exchange rate and all earnings and expense accounts and cash flow statement items are translated at average exchange rates for the period. The resulting translation gains and losses are recorded as foreign currency translation adjustments in other comprehensive income and recorded in Accumulated other comprehensive income in equity. On disposal of a foreign operation the cumulative translation differences recognized in equity are reclassified to the income statement and recognized as part of the gain or loss on disposal. Goodwill and fair value adjustments arising on the acquisition of a foreign entity have been treated as assets and liabilities of the foreign entity and translated into Canadian Dollars at the balance sheet rate.

Foreign exchange gains or losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which in substance is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive income in Accumulated other comprehensive income.

Earnings (loss) per share

Earnings per share is computed by dividing the earnings (loss) for the year by the weighted average number of common shares outstanding during the year, including contingently issuable shares which are included when the conditions necessary for issuance have been met.  Diluted earnings per share is calculated in a similar manner, except that the weighted average number of common shares outstanding is increased to include potentially issuable common shares from the assumed exercise of common share purchase options and warrants, if dilutive.  During the year ended December 31, 2012, all the outstanding stock options, warrants and brokers’ warrants were anti-dilutive.

LINGO MEDIA CORPORATION
Notes to Consolidated Financial Statements
December 31, 2012
(Expressed in Canadian Dollars, unless otherwise stated)

4.        SUMMARY OF SIGNIFICANT ACCOUTING POLICIES (Cont’d)

Share-based compensation plan

The share-based compensation plan allows Company employees and consultants to acquire shares of the Company. The fair value of share-based payment awards granted is recognized as an employee or consultant expense with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

Each tranche in an award is considered a separate award with its own vesting period and grant date fair value. The fair value is measured at grant date and each tranche is recognized on a graded vesting basis over the period during which the share purchase options vest. The fair value of the share-based payment awards granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the awards were granted. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of awards, for which the related service and non-market vesting conditions are expected to be met.

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

Financial assets: FVTPL assets are subsequently measured at fair value with the change in the fair value recognized in net income during the period.

Loans and receivables are subsequently measured at amortized cost using the effective interest rate method.

Financial liabilities: Other liabilities are subsequently measured at amortized cost using the effective interest rate method.  Costs that are directly attributable to a financial instrument’s origination, acquisition, issuance or assumption, are included in the fair value adjustment of the financial instrument. These costs are amortized over the life of the financial instrument.

The Company has classified its financial instruments as follows:

Financial Instrument	Classification
Cash	FVTPL
Accounts and grants receivable	Loans and receivables
Accounts payable	Other liabilities
Accrued liabilities	Other liabilities
Loans payable	Other liabilities

The Company’s financial instruments measured at fair value on the balance sheet consist of cash, which is measured at level 1 of the fair value hierarchy. There are three levels of the fair value hierarchy as follows:

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

LINGO MEDIA CORPORATION
Notes to Consolidated Financial Statements
December 31, 2012
(Expressed in Canadian Dollars, unless otherwise stated)

4.        SUMMARY OF SIGNIFICANT ACCOUTING POLICIES (Cont’d)

Impairment of long-lived assets

The Company’s property and equipment and intangibles with finite lives are reviewed for an indication of impairment at each balance sheet date. Goodwill is reviewed for impairment annually or at any time if an indicator of impairment exists If indication of impairment exists, the asset’s recoverable amount is estimated.  The recoverable amount is the greater of the asset’s fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  An impairment loss is recognized when the carrying amount of an asset, or its cash-generating unit, exceeds its recoverable amount. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.  Impairment losses are recognized in profit and loss for the period.

An impairment loss, other than goodwill impairment, is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

5.        RECENT ACCOUNTING PRONOUNCEMENTS

The following pronouncements issued by the IASB and interpretations published by IFRIC will become effective for annual periods beginning on or after January 1, 2013.

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

LINGO MEDIA CORPORATION
Notes to Consolidated Financial Statements
December 31, 2012
(Expressed in Canadian Dollars, unless otherwise stated)

6.       ACCOUNTS AND GRANTS RECEIVABLE:

	December 31, 2012	December 31, 2011
Trade receivable	$1,429,226	$1,042,730
Grants receivable (Note 15)	17,736	132,600
	$1,446,962	$1,175,330

7.        PROPERTY AND EQUIPMENT

Cost, December 31, 2010	$210,402
Additions	2,585
Effect of foreign exchange	175
Cost, December 31, 2011	213,162
Additions	-
Effect of foreign exchange	(833)
Cost, December 31, 2012	$212,329

Accumulated depreciation, December 31, 2010	$152,241
Charge for the year	58,159
Effect of foreign exchange	(45,559)
Accumulated depreciation, December 31, 2011	164,841
Charge for the year	9,838
Effect of foreign exchange	(706)
Accumulated depreciation, December 31, 2012	$173,973

Net book value, December 31, 2011	$48,321
Net book value, December 31, 2012	$38,356

8.        PUBLISHING DEVELOPMENT COSTS

	December 31, 2012	December 31, 2011

Cost	$-	$1,301,220
Accumulated amortization	-	(1,301,220)
Balance	$-	$-

9.         INTANGIBLES

	Software and web development	Content Platform	Customer Relationships	Total
Cost, December 31, 2010	6,523,227	1,477,122	130,000	8,130,349
Additions	126,472	-	-	126,72
Cost, December 31, 2011	6,649,699	1,477,112	130,000	8,256,811
Additions	142,464	-	-	142,464
Cost, December 31, 2012	6,792,163	1,477,112	130,000	8,399,275

LINGO MEDIA CORPORATION
Notes to Consolidated Financial Statements
December 31, 2012
(Expressed in Canadian Dollars, unless otherwise stated)

9.         INTANGIBLES (Cont’d)

	Software and web development	Content Platform	Customer Relationships	Total

Accumulated depreciation, Dec. 31, 2010	3,695,622	174,792	38,458	3,908,872
Charge of the year	2,184,396	295,422	65,000	2,544,818
Impairment Loss	703,600	-	-	703,600
Accumulated depreciation, Dec. 31, 2011	6,583,618	470,214	103,458	7,157,290
Charge of the year	42,978	296,232	26,542	365,752
Accumulated depreciation, Dec. 31, 2012	6,626,596	766,446	130,000	7,523,042

Net book value, Dec. 31, 2011	66,081	1,006,898	26,542	1,099,521
Net book value, Dec. 31, 2012	165,567	710,666	-	876,233

The Company began commercial production and sale of its services and products during 2009 and started amortizing the cost of software and web development costs on a straight-line basis over the useful life of the assets which is estimated to be 3 years. During 2011, the Company recognized an impairment loss of $703,600 in relation to its software and web development in Speak2Me because the carrying value of the software and web development exceeded the expected recoverable amount. The recoverable amount is based on management’s best estimate of the selling price, less costs to sell. No impairment was recognized in 2012.

10.      LOANS PAYABLE

	December 31, 2012	December 31, 2011
Loans payable, interest bearing at 9% per annum with monthly interest payments, secured by a general security agreement and due on September 8, 2013(i)(ii)	890,000	890,000
Loans payable, interest bearing at 12% per annum(ii) with monthly interest payments, secured by accounts receivable and due on January 31, 2013	365,000	-
Unamortized transaction costs	(61,386)	-
	$1,193,614	$890,000

(i)
On September 8, 2012, the Company extended the term of the $890,000 loan originally advanced on September 8, 2010, and extended for a further one-year term on September 8, 2011. As additional consideration for the extension of the loan, the Company issued to the lenders an aggregate of 356,000 common shares of Lingo Media. The common shares were issued based on 10 per cent of the value of the loan, at the market value of $0.25 per common share.

(ii)	Included in loans payable are loans amounting to $535,000 (2011 – $435,000) to related parties as disclosed in Note 22.

11.      SHARE CAPITAL

            a)   Authorized

Unlimited number of preference shares with no par value
Unlimited number of common shares with no par value

LINGO MEDIA CORPORATION
Notes to Consolidated Financial Statements
December 31, 2012
(Expressed in Canadian Dollars, unless otherwise stated)

11.      SHARE CAPITAL (Cont’d)

b)  Common shares - Transactions:

(i)
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

In the absence of a reliable measure of the services received, the services have been measured at the value of the finder’s warrants issued. The warrants were valued using the Black-Scholes pricing model using the following assumption: weighted average risk free interest rates of 1.78% weighted average expected dividend yields of NIL, the weighted average expected common stock price volatility (based on historical trading) of 83%, a forfeiture rate of zero, a stock price of $0.72, and a weighted average expected life of 1.5 years.

On August 23, 2012, the expiry date of the Warrants was extended for additional 18 months to March 4, 2014.

(ii)
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

In connection with the Second Financing, the Company agreed to pay a 7% Cash Finder’s Fee along with Finder's Warrants equal to 6% of the Units placed by the Finder in the Financing.  Each Finder's Warrant entitles the holder to acquire one Common Share of Lingo at $0.60 until November 11, 2012.  On closing, the Company issued 78,900 Finder's Warrants and paid a $55,230 Cash Finder's Fee to the Finders. The lenders waived their right to be repaid $0.50 of every $1.00 raised by Lingo Media through this Second Financing. At December 31, 2012, the Finder’s Warrants had expired.

In the absence of a reliable measure of the services received, the services have been measured at the value of the finder’s warrants issued. The warrants were valued using the Black-Scholes pricing model using the following assumption: weighted average risk free interest rates of 1.51% weighted average expected dividend yields of NIL, the weighted average expected common stock price volatility (based on historical trading) of 65%, a forfeiture rate of zero, a stock price of $0.80, and a weighted average expected life of 1.5 years. On August 23, 2012, the expiry date of the Warrants from the Second Financing was extended for an additional 18 months to May 11, 2014.

LINGO MEDIA CORPORATION
Notes to Consolidated Financial Statements
December 31, 2012
(Expressed in Canadian Dollars, unless otherwise stated)

11.      SHARE CAPITAL (Cont’d)

b)	Common shares – Transactions (Cont’d):
(iii)
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

(iv)
On September 8, 2012, the Company extended the term of the $890,000 loan to September 8, 2013, originally advanced on September 8, 2010, and previously extended for a further one-year term on September 8, 2011. As additional consideration for the extension of the loan, the Company issued to the lenders an aggregate of 356,000 common shares of Lingo Media. The common shares were issued based on 10 per cent of the value of the loan, based on a market value of $0.25 per common share. In the absence of a reliable measure of the services received, the services have been measured at the fair value of the common shares issued.

12.      SHARE-BASED PAYMENTS

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

The exercise price of each option cannot be less than the market price of the shares on the day immediately preceding the day of the grant less any permitted discount.  The exercise period of the options granted cannot exceed 10 years.  Options granted under the 2011 Plan do not have any required vesting provisions. However, the Board of Directors of the Company may, from time to time, amend or revise the terms of the 2011 Plan or may terminate it at any time. The following summarizes the options outstanding:

	Number of Options	Weighted Average Exercise Price
Outstanding as at December 31, 2010	708,356	$1.27
Granted	1,922,000	0.79
Expired	(14,286)	1.05
Forfeited	(581,000)	0.91
Outstanding as at December 31, 2011	2,035,070	$0.89
Granted	1,700,000	0.24
Expired	(227,570)	0.72
Forfeited	(437,000)	1.04
Outstanding as at December 31, 2012	3,070,500	$0.52

Options exercisable as at December 31, 2011	1,600,763	$0.95
Options exercisable as at December 31, 2012	1,934,534	$0.66

LINGO MEDIA CORPORATION
Notes to Consolidated Financial Statements
December 31, 2012
(Expressed in Canadian Dollars, unless otherwise stated)

12.      SHARE-BASED PAYMENTS (Cont’d)

The weighted average remaining contractual life for the stock options outstanding as at December 31, 2012 was 2.62 years (2011 – 3.07 years). The range of exercise prices for the stock options outstanding as at December 31, 2012 was $0.24 - $2.00 (2011 - $0.70 - $2.00). The weighted average grant-date fair value of options granted to employees, consultants and directors during 2012 has been estimated at $0.24 (2011 - $0.47) using the Black-Scholes option-pricing model. The estimated fair value of the options granted is expensed over the options vesting periods.

The vesting periods on the options granted in 2012 are as follows, 550,000 stock options vested immediately upon issuance, 750,000 stock options will vest quarterly over 18 months, and 400,000 stock options will vest upon four consecutive quarters of Earnings before Interest, Tax, Depreciation and Amortization.

The pricing model assumes the weighted average risk free interest rates of 1.37% (2011 – 1.50%) weighted average expected dividend yields of NIL (2011 – NIL), the weighted average expected common stock price volatility (based on historical trading) of 82.64% (2011 – 80%), a forfeiture rate of zero, a weighted average stock price of $0.22, a weighted average exercise price of $0.24, and a weighted average expected life of 4.73 years (2011 – 5 years), which were estimated based on past experience with options and option contract specifics.

13.      WARRANTS

The following summarizes the warrants outstanding:

	Weighted Average Remaining Contractual Life (Years)	Series		Number of Warrants	Weighted Average Exercise Price
December 31, 2010
Issued	1.17	2011	a	3,658,668	0.75
Issued	1.36	2011	b	1,875,000	0.75
December 31, 2011				5,533,668
December 31, 2012				5,533,668

The following summarizes the compensation warrants outstanding:

	Weighted Average Remaining Contractual Life (Years)	Series	Number of Warrants	Weighted Average Exercise Price
December 31, 2010			Nil	Nil
Issued	0.45	2011	151,620	0.60
Issued	0.30	2011	78,900	0.60
December 31, 2011			230,520
Expired		2011	(151,620)	0.60
Expired		2011	(78,900)	0.60
December 31, 2012			Nil	Nil

LINGO MEDIA CORPORATION
Notes to Consolidated Financial Statements
December 31, 2012
(Expressed in Canadian Dollars, unless otherwise stated)

14.      INCOME TAXES

The provision for income taxes reflects an effective income tax rate, which differs from the Canadian corporate income tax rate as follows:

	2012	2011	2010
Combined basic Canadian federal and provincial income tax rate	26.5%	28.25%	31.00%
Effective income tax recovery on loss from continuing operations before income taxes	$(302,243)	$(1,274,549)	$(1,053,822)
Increase (decrease) resulting from change in the deferred tax assets not recognized	2,244,155	1,208,000	(15,078)
Withholding tax on sales to China	208,040	186,019	168,080
Non-deductible items	66,027	148,483	25,133
Expiration of non-capital losses	-	-	224,420
Change in prior year estimates	(1,835,218)	(62,583)	254,350
	$221,987	$205,370	$396,917

The tax effect of temporary differences representing deferred tax assets is as follows:

	2012	2011
Deferred tax assets:
Operating loss carry forwards	$5,128,000	$2,886,000
Share issue costs	27,000	66,000
	5,155,000	2,952,000
Deferred tax assets not recognized	(4,890,000)	(2,647,000)
Deferred tax assets recognized	265,000	305,000
Software and web development costs	(269,000)	(310,000)
Property and equipment	4,000	5,000
Net deferred tax assets (liabilities)	$-	$-

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

At December 31, 2012, the Company has non-capital losses available for carry forward for Canadian income tax purposes amounting to $19,352,905. These losses expire in the following fiscal years:

2014	$551,129
2015	767,114
2026	1,189,664
2027	1,067,640
2028	2,162,781
2029	2,991,195
2030	4,464,229
2031	5,160,816
2032	998,337
$19,352,905

LINGO MEDIA CORPORATION
Notes to Consolidated Financial Statements
December 31, 2012
(Expressed in Canadian Dollars, unless otherwise stated)

15.     GOVERNMENT GRANTS

Included as a reduction of selling, general and administrative expenses are government grants of $128,560 (2011 - $367,352), relating to the Company's publishing and software projects. At the end of the year, $17,736 (2011 - $132,600) is included in accounts and grants receivable.

During 2008, the Company was audited by a government agency and was assessed with a repayment amount of $115,075 related to a publishing grant. In 2010, the Company was reassessed with a reduction to the repayment to $100,000 which is recorded in accrued liabilities.

One government grant for the print-based ELL segment is repayable in the event that the segment’s annual net income for each of the previous two years exceeds 15% of revenue. During the year, the conditions for the repayment of grants did not arise and no liability was recorded.

One grant, relating to the Company’s “Development of Comprehensive, Interactive Phonetic English Learning Solution” project, is repayable semi-annually at a royalty rate of 2.5% per year’s gross sales derived from this project until 100% of the grant is repaid.

16.     FINANCIAL INSTRUMENTS

Fair values

The carrying value of cash and accounts and grants receivable, approximates its fair value due to the liquidity of these instruments. The carrying value of accounts payables and accrued liabilities and loans payables approximates its fair value due to the requirement to extinguish the liabilities on demand.

Financial risk management objectives and policies

The financial risk arising from the Company’s operations are currency risk and liquidity risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Group’s ability to continue as a going concern. The risks associated with these financial instruments and the policies on how to mitigate these risks.

Management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner. The Company’s Management oversees these risks. The Board of Directors reviews and agrees on policies for managing each of these risks.

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

A 10% strengthening of the US dollars against Canadian dollars would have increased the net equity by $24,484 (2011 - $39,393) due to reduction in the value of net liability balance.  A 10% of weakening of the US dollar against Canadian dollar at December 31, 2012 would have had the equal but opposite effect. The significant financial instruments of the Company, their carrying values and the exposure to other denominated monetary assets and liabilities, as of December 31, 2012 are as follows:

	US Denominated		China Denominated
	CAD	USD	CAD	RMB
Cash	13,962	14,034	20,199	126,697
Accounts receivable	1,428,636	1,435,959	591	3,721
Accounts payable	61,763	62,079	-	-
*USD and RMB are converted at the prevailing year-end exchange rates.

LINGO MEDIA CORPORATION
Notes to Consolidated Financial Statements
December 31, 2012
(Expressed in Canadian Dollars, unless otherwise stated)

16.     FINANCIAL INSTRUMENTS (Cont’d)

Liquidity Risk

The Company manages its liquidity risk by preparing and monitoring forecasts of cash expenditures to ensure that it will have sufficient liquidity to meet liabilities when due.  The Company’s accounts payable and accrued liabilities generally have maturities of less than 90 days.  At December 31, 2012, the Company had cash of $39,428, accounts and grants receivable of $1,446,962 and prepaid and other receivables of $120,231 to settle current liabilities of $2,243,356.

Credit Risk

Credit risk refers to the risk that one party to a financial instrument will cause a financial loss for thecounterparty by failing to discharge an obligation.  The Company is primarily exposed to credit risk through accounts receivable.  The maximum credit risk exposure is limited to the reported amounts of these financial assets. Credit risk is managed by ongoing review of the amount and aging of accounts receivable balances.  As at December 31, 2012, the Company has outstanding receivables of $1,446,962.  An allowance for doubtful accounts is taken on accounts receivable if the account has not been collected after a predetermined period of time and is offset to other operating expenses. Included in the accounts receivable, the amount of $140,022 is past due but not provisioned as at December 31, 2012.

17.      ECONOMIC DEPENDENCE

The Company has sales to a major customer in 2012 and 2011, a government agency of the People’s Republic of China.  The total percentage of sales to this customer during the year was 66% (2011 – 64%) and the total percentage of accounts receivable at December 31, 2012 was 87% (2011 – 63%).

18.      CAPITAL MANAGEMENT

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

The Company includes equity, comprised of issued share capital, warrants, share-based payments reserve and deficit, in the definition of capital. The Company is dependent on cash flow from co-publishing and distribution agreements and external financing to fund its activities. In order to carry out planned development of its products and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.  There has been no change to the Company’s capital management in 2012 or 2011.

19.      SEGMENTED INFORMATION

The Company operates two distinct reportable business segments as follows:

Print-based English Language Learning: Lingo Learning is a print-based publisher of English school programs in China.

Online English Language Learning: ELL Technologies is a globally-established ELL multi-media and online training company.  Parlo is a fee-based online English language training and assessment service.  Speak2Me is a free-to-customer advertising-based online English learning service in China.

LINGO MEDIA CORPORATION
Notes to Consolidated Financial Statements
December 31, 2012
(Expressed in Canadian Dollars, unless otherwise stated)

19.      SEGMENTED INFORMATION (Cont’d)

Segmented Information (Before Other Financial Items Below)

2012	Online English Language Learning	Print-Based English Language Learning	Total
Revenue	680,321	1,335,940	2,016,261
Segment non-current assets	1,033,270	20,937	1,054,207
Segment assets	1,269,953	1,390,695	2,660,648
Segment liabilities	814,887	1,428,469	2,243,356
Segment income (loss)	(969,533)	(6,075)	(975,608)

2011

Revenue	829,589	1,237,380	2,066,969
Acquisition of property and equipment	334	2,251	2,585
Segment non-current assets	1,087,845	199,615	1,287,460
Segment assets	1,610,229	1,438,946	3,049,175
Segment liabilities	656,422	942,919	1,599,341
Segment income (loss)	(4,074,438)	183,908	(3,186,929)

Other Financial Items	2012	2011	2010
Print-Based English Language Learning segment income (loss)	$(6,075)	$183,908	$(684,542)
Online English Language Learning segment income (loss)	(969,533)	(4,074,438)	(2,427,641)
Foreign exchange	25,046	19,709	(24,177)
Interest and other financial	(168,769)	(328,112)	(294,675)
Stock-based compensation	(243,195)	(518,114)	31,609
Accumulated other comprehensive income	(2,211)	(82,579)	(4,181)
Total Comprehensive Loss	$(1,364,737)	$(4,799,626)	$(3,403,607)

Revenue by Geographic Region

	2012	2011	2010
China	$1,366,415	$1,320,945	$1,311,850
Other	649,846	746,024	673,303
	$2,016,261	$2,066,969	$1,985,153

Identifiable Assets by Geographic Region

	2012	2011
Canada	$2,510,182	$2,923,211
China	150,466	121,964
	$2,660,648	$3,049,175

LINGO MEDIA CORPORATION
Notes to Consolidated Financial Statements
December 31, 2012
(Expressed in Canadian Dollars, unless otherwise stated)

20.     COMMITMENTS AND CONTINGENCY

The Company has future minimum lease payments under operating leases for premises and equipment as follows:

2013	$202,918
2014	194,386
2015	194,386
2016	43,258

The rent expense associated with operating lease for premise and equipment is recognized on a straight-line basis. As a result of the acquisition of ELL Technologies, the Company will owe royalties of 3-9% (Year 2) and 2-8% (Year 3) of ELL Technologies revenues based upon a number of gross revenue targets.  Royalty amounts will be due on a quarterly basis. As of December 31, 2012, royalties in the amount of $100,206 have been expensed.

21.      SUPPLEMENTAL CASH FLOW INFORMATION

	2012	2011	2010
Income taxes and other taxes paid	$147,707	$85,940	$173,132
Interest paid	$93,648	$103,532	$70,925

Non-cash transactions:

(a)	In 2012, 356,000 shares of the Company, valued at $89,000, were issued to lenders as a bonus for the loan extension.

22.       RELATED PARTY BALANCES AND TRANSACTIONS

During the year, the Company had the following transactions with related parties, made in the normal course of operations, and accounted for at an amount of consideration established and agreed to by the Company and related parties.

(a)	The Company charged $5,000 (2011 - $65,525) to corporations with one director in common for rent, administration, office charges and telecommunications.

(b)
Key management compensation was $312,000 (2011 – $360,057) and is reflected as consulting fees paid to corporations owned by a director and officers of the Company, of which, $277,092 (2011 -$113,800) is unpaid and included in accounts payable. Options granted to key management during the year are valued at $84,055.

(c)
At the year end, the Company had loans payable bearing interest at 9% per annum due to corporations controlled by directors and officers of the Company in the amount of $535,000 (2011 - $435,000).  Interest expense related to these loans is $45,271 (2011 - $30,305).

(d)
In 2012, the Company secured loans in the amount of $365,000, bearing interest at 12% per annum, secured by accounts receivable and due on January 31, 2013.  Included in the $365,000 of loans, is a loan in the amount of $100,000 due to an officer of the Company. Interest expense related to this loan is $6,013.

(e)	Common shares issued to lenders for the extension of the $890,000 loan include 174,000 common shares issued at $0.25 per share to lenders’ corporations controlled bydirectors and an officer.

23.       SUBSEQUENT EVENT

Subsequent to the year end, loans in the amount of $375,000 were repaid. Interest paid on these amounts totaled $10,876.

