Form 20-F
period 2013-12-31
LINGO MEDIA CORP
filed 2014-04-30
CIK 1177167

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Annual Report

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 21,779,177

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined by Rule 405 of the Securities Act

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

PART I

ITEM 1. Identity of Directors, Senior Management and Advisors

Not applicable

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Lingo Media Corporation (“Lingo Media” or the “Company”) is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of Ontario and its shares are listed on the TSX Venture Exchange under the symbol LM and inter-listed on the OTC Bulletin Board under the symbol LMDCF. The consolidated financial statements of the Company as at and for the year ended December 31, 2013 comprise the Company and its subsidiaries.

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

The following data for the fiscal years ended December 31, 2013, 2012, 2011 and 2010 is derived from our consolidated financial statements prepared in accordance with IFRS and expressed in Canadian Dollars.

	Fiscal Year Ended December 31
	2013	2012	2011	2010

Revenue	$2,008,066	$2,016,261	$2,066,969	$1,985,153
Profit/(Loss) from Operations	370,681	(996,816)	(4,203,274)	(3,477,491)
Total Comprehensive Profit/(Loss)	(56,331)	(1,364,737)	(4,799,626)	(3,403,607)
Total Assets	2,214,590	2,660,648	3,049,175	5,696,341
Current Assets	1,166,151	1,606,441	1,761,715	1,255,472
Issued Share Capital	21,779,177	20,899,177	20,543,177	13,949,189
Weighted Number of Common Shares	21,174,026	20,652,415	18,797,185	13,277,226
Total Equity	510,887	417,292	1,449,834	1,890,826
Dividends per Common Share	NIL	NIL	NIL	NIL
Basic and Diluted Loss per Share	$(0.00)	$(0.07)	$(0.25)	$(0.26)

The following selected financial data has been extracted from the consolidated financial statements previously filed with our Annual Reports on Form 20-F) for the 2009 fiscal year, which were prepared in accordance with Canadian GAAP and reconciled to accounting principles generally accepted in the United States (“US GAAP”).

Fiscal Year Ended December 31
2009
Revenue from Continuing Operations	$1,466,696
Loss from Continuing Operations	(2,959,145)
Loss from Discontinued Operations	367,293
Total Comprehensive Loss	(2,591,852)
Total Assets	5,703,152
Current Assets	847,976
Issued Share Capital	12,465,857
Weighted Number of Common Shares	12,460,930
Total Equity	4,415,042
Dividends per Common Share	NIL
Basic and Diluted Loss per Share from Continuing Operations	(0.24)
Basic and Diluted Loss per Share from Discontinued Operations	0.03

US GAAP Loss from Continuing Operations	(2,396,266)
US GAAP Loss from Discontinued Operations	367,293
US GAAP Total Comprehensive Loss	(2,028,973)
US GAAP Total Assets	921,327
US GAAP Equity	(366,783)
US GAAP Loss per Share from Continuing Operations	(0.19)
US GAAP Loss per Share from Discontinued Operations	(0.16)

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

Table No. 4

U.S. Dollar/Canadian Dollar

	Average	High	Low	Close
Mar-14	1.1107	1.1251	1.0966	1.1053
Feb-14	1.1055	1.1140	1.0953	1.1075
Jan-14	1.0942	1.1171	1.0613	1.1119
Dec-13	1.0639	1.0697	1.0578	1.0636
Nov-13	1.0492	1.0599	1.0405	1.0599
Oct-13	1.0364	1.0456	1.0284	1.0429
Sep-13	1.0342	1.0533	1.0238	1.0285
Aug-13	1.0409	1.0553	1.0297	1.0553
Jul-13	1.0404	1.0576	1.0261	1.0287
Jun-13	1.0315	1.0532	1.0170	1.0512
May-13	1.0199	1.0371	1.0023	1.0339
Apr-13	1.0187	1.0270	1.0072	1.0072

Fiscal Yr Ended Dec., 31, 2013	1.0302	1.0697	0.9839	1.0636
Fiscal Yr Ended Dec. 31, 2012	0.9996	1.0279	0.9790	0.9902
Fiscal Yr Ended Dec. 31, 2011	0.9959	1.0130	0.98	0.9944
Fiscal Yr Ended Dec. 31, 2010	1.0295	1.0778	0.9946	0.9946
Fiscal Yr Ended Dec. 31, 2009	1.0839	1.3001	0.9961	1.0264

3.B. Capitalization and Indebtedness

Not applicable

3.C. Reasons for the Offer and Use of Proceeds

Not applicable

3.D. Risk Factors

Financial risk management objectives and policies

The financial risk arising from the Company’s operations are currency risk, liquidity risk and credit risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Group’s ability to continue as a going concern. The risks associated with these financial instruments and the policies on how to mitigate these risks are as follows:

Management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner. The Company’s Management oversees these risks. The Board of Directors reviews and agrees on policies for managing each of these risks are as follows:

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

A 10% strengthening of the US dollars against Canadian dollars would have increased the net equity by $76,850 (2012 - $24,484) due to reduction in the value of net liability balance. A 10% of weakening of the US dollar against Canadian dollar at December 31, 2013 would have had the equal but opposite effect. The significant financial instruments of the Company, their carrying values and the exposure to other denominated monetary assets and liabilities, as of December 31, 2013 are as follows:

	US Denominated		China Denominated
	CAD	USD	CAD	RMB
Cash	40,826	43,422	1,577	8,978
Accounts receivable	794,664	788,497	691	3,935
Accounts payable	66,988	68,785	-	-

The carrying values and the exposure to other denominated monetary assets and liabilities as of December 31, 2012 are as follows:

	US Denominated		China Denominated
	CAD	USD	CAD	RMB
Cash	13,962	14,034	20,199	126,697
Accounts receivable	1,428,636	1,435,959	591	3,721
Accounts payable	61,763	62,079	-	-

*USD and RMB are converted at the prevailing year-end exchange rates.

Liquidity Risk

The Company manages its liquidity risk by preparing and monitoring forecasts of cash expenditures to ensure that it will have sufficient liquidity to meet liabilities when due. The Company’s accounts payable and accrued liabilities generally have maturities of less than 90 days. At December 31, 2013, the Company had cash of $78,091, accounts and grants receivable of $1,003,440 and prepaid and other receivables of $84,620 to settle current liabilities of $1,703,703.

Credit Risk

Credit risk refers to the risk that one party to a financial instrument will cause a financial loss for the counterparty by failing to discharge an obligation.   The Company is primarily exposed to credit risk through accounts receivable.  The maximum credit risk exposure is limited to the reported amounts of these financial assets. Credit risk is managed by ongoing review of the amount and aging of accounts receivable balances.   As at December 31, 2013, the Company has outstanding receivables of $1,003,440.  An allowance for doubtful accounts is taken on accounts receivable if the account has not been collected after a predetermined period of time and is offset to other operating expenses.

Economic Dependence

The Company has sales to a major customer in 2013 and 2012, a government agency of the People’s Republic of China. The total percentage of sales to this customer during the year was 75% (2012 – 66%) and the total percentage of accounts receivable at December 31, 2013 was 68% (2012 – 87%).

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

The Company currently has five active subsidiaries: Lingo Learning Inc. "LLI", Speak2Me Inc. “S2M”, Speak2Me (Beijing) “S2MBJ”, ELL Technologies Limited (“ELL Tech”), and ELL Technologies Ltd. (“ELL Ltd.).

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

ELL Ltd. was incorporated pursuant to the Business Corporations Act (Ontario) on February 23, 2012 under the name 2318041 Ontario Inc. 2318041 Ontario Inc. changed its name to ELL Technologies Ltd. on January 15, 2014.

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

As of December 31, 2012, the Company operated two distinct business segments as follows:

(i) Print-Based English Language Learning

The Company continues to maintain and to grow its legacy business through its subsidiary Lingo Learning, a print-based publisher of English language training programs in China since 2001. Lingo Learning has an established presence in China’s education market of over 300 million students. To date, it has co-published more than 475 million units from its library of program titles.

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

Online English Language Learning

(i) Training Model

ELL Technologies, acquired in 2010, offers over 1,700 hours of interactive learning through a number of product offerings that include Scholar, Master, Business, Kids, and Placement Test, and other tailor-made solutions. ELL Technologies is marketed in 12 countries through a network of distributors and earns its revenues from licensing and subscription fees.

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

(ii) Social Learning Model

Through its free-to-consumer www.Speak2Me.cn website, the Company operates an online English language learning service in China that includes a unique social learning infrastructure. This website incorporates its proven pedagogy with fun, interactive lesson modules to address the rapidly growing need for spoken English in China. Speak2Me's platform uses speech recognition technology to teach spoken English online through more than 350 targeted lessons that engage users in interactive conversations with a virtual instructor. The www.speak2me.cn website features Conversational Advertising™ which allows an advertiser to embed its brand and message inside a lesson that engages a user for 2-3 minutes and also offers sponsorships.

Segmented Information (Before Other Financial Items Below)

	Print-Based	Online
	English	English
	Language	Language
2013	Learning	Learning	Total
Revenue	466,869	1,541,197	2,008,066
Segment non-current assets	1,030,584	17,855	1,048,439
Segment assets	1,215,023	999,567	2,214,590
Segment liabilities	496,975	1,206,728	1,703,703
Segment income (loss)	(419,444)	610,385	190,941

	Print-Based	Online
	English	English
	Language	Language
2012	Learning	Learning	Total
Revenue	680,321	1,335,940	2,016,261
Segment non-current assets	1,033,270	20,937	1,054,207
Segment assets	1,269,953	1,390,695	2,660,648
Segment liabilities	814,887	1,428,469	2,243,356
Segment income (loss)	(969,533)	(6,075)	(975,608)

2011

Revenue	829,589	1,237,380	2,066,969
Acquisition of property and equipment	334	2,251	2,585
Segment non-current assets	1,087,845	199,615	1,287,460
Segment assets	1,610,229	1,438,946	3,049,175
Segment liabilities	656,422	942,919	1,599,341
Segment income (loss)	(4,074,438)	183,908	(3,186,929)

2010

Revenue	857,335	1,127,818	1,985,153
Acquisition of property and equipment	2,104	968	3,072
Segment non-current assets	4,394,477	46,392	4,440,869
Segment assets	4,821,279	875,062	5,696,341
Segment liabilities	2,158,863	1,646,652	3,805,515
Segment income (loss)	(2,427,641)	(684,542)	(3,112,183)

Other Financial Items	2013	2012	2011	2010
Print-Based English Language Learning segment income (loss)	$610,385	$(6,075)	$183,908	$(684,542)
Online English Language Learning segment income (loss)	(419,444)	(969,533)	(4,074,438)	(2,427,641)
Foreign exchange	134,444	25,046	19,709	(24,177)
Interest and other financial	(240,516)	(168,769)	(328,112)	(294,675)
Stock-based compensation	(61,926)	(243,195)	(518,114)	31,609
Accumulated other comprehensive income	(79,274)	(2,211)	(82,579)	(4,181)
Total Comprehensive Loss	$(56,331)	$(1,364,737)	$(4,799,626)	$(3,403,607)

Revenue by Geographic Region

	2013	2012	2011	2010
China	$1,543,753	$1,366,415	$1,320,945	$1,311,850
Other	464,313	649,846	746,024	673,303
	$2,008,066	$2,016,261	$2,066,969	$1,985,153

Identifiable Assets by Geographic Region

	2013	2012	2011	2010
Canada	$1,919,176	$2,510,182	$2,923,211	$5,665,434
China	295,414	150,466	121,964	30,907
	$2,214,590	$2,660,648	$3,049,175	$5,596,341

Intangibles	Software and web development	Content Platform	Customer Relationships	Total
Cost, January 1, 2010	6,210,481	-	-	6,223,297
Additions	312,746	1,477,112	130,000	1,919,858
Cost, December 31, 2010	6,523,227	1,477,112	130,000	8,130,349
Additions	126,472	-	-	126,72
Cost, December 31, 2011	6,649,699	1,477,112	130,000	8,256,811
Additions	142,464	-	-	142,464
Cost, December 31, 2012	6,792,163	1,477,112	130,000	8,399,275
Additions	431,711	-	-	431,711
Effect of foreign exchange	1,191	-	-	1,191
Cost, December 31, 2013	7,225,065	1,477,112	130,000	8,832,177

Accumulated depreciation, Jan. 1, 2010	1,465,490	-	-	1,465,490
Charge of the year	2,230,132	174,792	38,458	2,443,382
Accumulated depreciation, Dec. 31, 2010	3,695,622	174,792	38,458	3,908,872
Charge of the year	2,184,396	295,422	65,000	2,544,818
Impairment Loss	703,600	-	-	703,600
Accumulated depreciation, Dec. 31, 2011	6,583,618	470,214	103,458	7,157,290
Charge of the year	42,978	296,232	26,542	365,752
Accumulated depreciation, Dec. 31, 2012	6,626,596	766,446	130,000	7,523,042
Charge of the year	135,627	295,422	-	431,049
Effect of foreign exchange	1,191	-	-	1,191
Accumulated depreciation, Dec. 31, 2013	6,763,414	1,061,868	130,000	7,955,282

Net book value, Dec. 31, 2010	2,840,241	1,302,320	91,542	4,234,283
Net book value, Dec. 31, 2011	66,081	1,006,898	26,542	1,099,521
Net book value, Dec. 31, 2012	165,567	710,666	-	876,233
Net book value, Dec. 31, 2013	461,651	415,244	-	876,895

The Company began commercial production and sale of its services and products during 2009 and started amortizing the cost of software and web development costs on a straight-line basis over the useful life of the assets which is estimated to be 3 years. During 2011, the Company recognized an impairment loss of $703,600 in relation to its software and web development in Speak2Me because the carrying value of the software and web development exceeded the expected recoverable amount. The recoverable amount is based on management’s best estimate of the selling price, less costs to sell. In 2013, the Company focused on redesign and upgrade of its ELL Technology suite of products and invested $431,711 in the product development cost. The project is expected to be complete in 20115, however, the Company has started the commercial production and sale of some of its products. No impairment was recognized in 2012 or 2013.

4.C. Organization Structure

See 4.A. “History and Development of the Company” for more information.

Name of subsidiary	Principal activity	Place of incorporation and operation	Proportion of ownership interest and voting rights held
			December 31, 2013	December 31, 2012	December 31, 2011
Lingo Learning Inc.	Developer and publisher of English language learning print and audio-based products	Canada	100%	100%	100%

Speak2Me Inc.	Free English language learning online service	Canada	100%	100%	100%

ELL Technologies Limited	English language learning multi-media & online training service	U.K.	100%	100%	100%

ELL Technologies Ltd.¹	English language learning multi-media & online training service	Canada	-	-	-

Speak2Me Education Information & Technology Co. Ltd.	Marketing and sales of Speak2Me service and products	China	100%	100%	100%

Notes:

1.	This subsidiary was acquired in January 2014.

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

The Company has office equipment, furniture and computer equipment located in these offices and for the fiscal years ended December 31, 2013, 2012, 2011, 2010, and 2009, they have a net carrying value of $31,926, $38,356, $48,321, $58,161, and $73,351, respectively.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended December 31, 2013, December 31, 2012, and December 31, 2011 should be read in conjunction with the consolidated financial statements of the Company and the notes thereon.

The following discussion contains forward-looking statements that are subject to significant risks and uncertainties. Readers should carefully review the risk factors described herein and in other documents the Company files from time to time with the Securities and Exchange Commission.

5.A Overview

Critical Accounting Policies and Estimates

BASIS OF PREPARATION

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

Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis except as otherwise noted. The comparative figures presented in the consolidated financial statements are in accordance with IFRS.

Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and the entities controlled by the Company (the “Group”) as at December 31, 2013. Control exists when the Company is exposed to, or has the rights to variable returns from its involvement with the entity and has the ability to affect these returns through its power over the entity.

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

SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

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

Information about critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

●	Determination of functional and presentation currency
●	Determination of the recoverability of the carrying value of intangible assets and goodwill
●	Determination of impairment loss
●	Recognition of government grant and grant receivable
●	Recognition of deferred tax assets
●	Valuation of share-based payments
●	Recognition of provisions and contingent liabilities

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

Software and web development costs

The Company capitalizes all costs related to the development of its free-to-consumer and fee-based ELL products and services when the feasibility and profitability of the project can be reasonably considered certain. Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized if the product or process is technically and commercially feasible and the Group has sufficient resources to complete development. The expenditure capitalized includes the cost of materials, direct labour and an appropriate proportion of overheads. Other development expenditure is recognized in the statement of comprehensive income as an expense as incurred. Capitalized development expenditure is stated at cost less accumulated amortization and impairment losses. The software and web development cost are being amortized on a straight-line basis over the useful life of the asset, which is estimated to be 3 years.

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

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

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

Earnings (loss) per share

Earnings (loss) per share is computed by dividing the earnings (loss) for the year by the weighted average number of common shares outstanding during the year, including contingently issuable shares which are included when the conditions necessary for issuance have been met. Diluted earnings per share is calculated in a similar manner, except that the weighted average number of common shares outstanding is increased to include potentially issuable common shares from the assumed exercise of common share purchase options and warrants, if dilutive. During the year ended December 31, 2013, all the outstanding stock options, warrants and brokers’ warrants were anti-dilutive.

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

The Company has classified its financial instruments as follows:

Financial Instrument	Classification
Cash	FVTPL
Accounts and grants receivable	Loans and receivables
Accounts payable	Other liabilities
Accrued liabilities	Other liabilities
Accrued liabilities	Other liabilities

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

Operating Results

Financial information for the year ended December 31, 2013, 2012 and 2011 was prepared in accordance with IFRS.

Fiscal Year Ended December 31, 2013 vs. Fiscal Year Ended December 31, 2012

Revenues from print-based English language learning for the year ended December 31, 2013 were $1,541,197 compared to $1,335,940 for fiscal 2012. Direct costs associated with publishing revenue are kept to a minimum and has been consistent throughout the years. The Company continues to maintain its relationship with PEP and is investing in the development of its existing and new programs and marketing activities to maintain and increase its royalty revenues.

Publishing revenue for the year ended December 31, 2013 increased 15% compared to fiscal 2012. This increase is mainly attributed to the increased royalties through licensing sales to local publishers rather than direct sales made by PEP. Since the State Ministry of Education has mandated the increase of licensing sales vs. direct sales to local publishers, PEP had increased its licensing sales revenues. The Company expects this trend to continue but it does not have any control over PEP’s attempt to enter into licensing sales vs. direct sales with additional local publishers.

In 2013, Lingo Media generated $466,869 in online English language learning revenue as compared to $680,321 in 2012, a decrease of 31%. This decrease in sales is due to the fact that the Company had minimized its sales efforts related to its ELL Technologies legacy suite of products. The Company has been completely redesigning the user interface, learning management system and the multi-browser delivery system for desktops and tablets for its ELL Technologies suite of products including Scholar, Master, Business, Kids, and Placement Test. The product overhaul has been completed and full sales efforts have resumed.

Selling, General and Administrative Costs

Selling, general and administrative expenses were $941,462 in fiscal 2013 compared to $2,121,237 for fiscal 2012, a reduction of 56%. This decrease was due to the rationalization of costs related to the operations of both business segments. Selling, general and administrative expenses for the two segments are segregated below.

(i) Print-Based English Language Learning

Selling, general and administrative costs for print-based publishing decreased significantly from 2012 to 2013. The decrease in sales, marketing & administration and professional fees was primarily due to cost rationalization efforts in 2013. The increase in grants reflects the re-assessment of a liability and a one-time increase of $87,737 was recorded. The following is a breakdown of selling, general and administrative costs directly related to print-based English language learning:

	2013	2012
Sales, marketing & administration	$189,676	$436,081
Consulting fees	396,809	468,678
Travel	84,705	60,118
Premises	131,257	146,715
Shareholder service	54,073	51,812
Professional fees	60,696	130,379
Less: Grants	(271,647)	(186,893)
	$645,569	$1,106,890

(ii) Online English Language Learning

Selling, general and administrative costs related to online English language learning were $295,893 for fiscal 2013 compared to $1,014,346 for the same period in 2012. Selling, general and administrative costs for this business unit continued to decrease in 2013 as a result of further cost rationalization.

	2013	2012
Sales, marketing & administration	$133,138	$650,729
Consulting fees and salaries	69,213	152,170
Travel	7,990	14,810
Premises	32,814	58,318
Professional fees	52,738	79,986
Grant repayment accrual	-	58,333
	$295,893	$1,014,346

Government Grants

Lingo Media makes applications to the Canadian Government for various types of grants to support its publishing and international marketing activities. Each year, the amount of any grant may vary depending on certain eligibility criteria (including prior year revenues) and the monies available to and the number of eligible candidates. These government grants are recorded as a reduction of general and administrative expenses to offset direct costs funded by the grant. During the year, the Company recorded $271,647 of such grants.

One government grant for the print-based English language learning segment is repayable in the event that the segment’s annual net income for each of the previous two years exceeds 15% of revenue and at such time a liability would be recorded. During the year, the conditions for the repayment of the government grant were not met and no liability was recorded.

One grant, relating to the Company’s “Development of Comprehensive, Interactive Phonetic English Learning Solution” project, is repayable semi-annually at a royalty rate of 2.5% per year’s gross sales derived from this project until 100% of the grant is repaid. No royalty was paid in 2013 or 2012 as no sales were generated from this project.

During 2008, Lingo Media was audited by a government grant agency and was assessed with a repayment of $115,075 relating to a publishing grant. In 2010, the Company was reassessed with a reduction to the repayment to $100,000 which is recorded in accrued liabilities and this audit finding was appealed by the Company. In 2013, the appeal was approved and the liability was reduced to $16,263, which was paid, and the difference of $87,737 was recorded as grant revenue during the year.

While the Company will continue to apply for various government grants to fund its ongoing development and market expansion, there can be no assurance the Company will be successful in obtaining these grants in the future or that the Company will meet the eligibility requirements for the grants or that the grant programs will continue to be offered.

Segment Information

Total comprehensive loss for the Company was $56,331 for the year ended December 31, 2013 as compared to $1,364,737 in 2012. These losses can be attributed to the two operating segments and other financial costs as shown below:

Online English Language Learning	2013	2012
Revenue	466,869	680,321
Expenses:
Direct costs	153,200	261,341
Selling, general & administrative	295,893	1,014,346
Amortization of property & equipment	3,533	4,177
Amortization of development costs	431,049	365,752
Income taxes and other taxes	2,638	4,238
	886,313	1,649,854
Segment Loss - Online English Language Learning	(419,444)	(969,533)

Print-Based English Language Learning	2013	2012
Revenue	1,541,197	1,335,940
Expenses:
Direct costs	42,124	11,714
Selling, general & administrative	645,569	1,106,890
Amortization of property & equipment	4,091	5,662
Income taxes and other taxes	239,028	217,749
	930,812	1,342,015
Segment Income – Print-Based English Language Learning	610,385	(6,075)

Other	2013	2012
Foreign exchange	134,444	25,046
Interest and other financial expenses	(240,516)	(168,769)
Share-based compensation	(61,926)	(243,195)
Other comprehensive income	(79,274)	(2,211)
	(247,272)	(389,129)
Total Comprehensive Loss	(56,331)	(1,364,737)

During the year, the Company continued to invest in product development and redesigned its fee-based online training and assessment service. The majority of its expenses consist of selling, general and administrative expenses detailed in the selling, general and administrative section above. The loss decreased as a result of decreased expenditures related to cost rationalization, and reduced financial expenses and share-based compensation.

Share-Based Payments

The Company amortizes share-based payments with a corresponding increase to the contributed surplus account. During 2013, the Company recorded an expense of $61,926 compared to $243,195 during 2012. The decrease in this expense is due to fewer stock options granted and vested, and no financing activities.

Foreign Exchange

The Company recorded foreign exchange gain of $134,444 as compared to a gain of $25,046 in fiscal 2012, relating to the Company's currency risk through its activities denominated in foreign currencies. The Company is exposed to foreign exchange risk as a significant portion of its revenue and expenses are denominated in US Dollars, European Euros, and Chinese Renminbi.

Income Tax Expense

The Company recorded a tax expense of $241,666 for the year ended December 31, 2013 compared to a tax expense of $221,987 in 2012. This tax is a withholding tax paid on revenues earned in China and repatriated outside of China.

Net Profit / (Loss) for the Year

The Company reported a net profit of $22,943 for the year ended December 31, 2013, as compared to a net loss of $(1,362,526) in 2012, an operational improvement of $1,385,469. This improvement in profitability is primarily attributed to a reduction in selling, general and administrative expenses of $1,179,775.

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

5.B Liquidity and Capital Resources

Financial information for the years ended December 31, 2013, 2012 and 2011 was prepared in accordance with IFRS.

As at December 31, 2013, the Company had cash of $78,091 as compared to $39,248 in 2012 and $482,767 in 2011. Accounts and grants receivable of $1,003,440 were outstanding at the end of 2013 as compared to $1,446,962 in 2012 and $1,175,330 in 2011. With 68% of the receivables from PEP and a 180 day collection cycle, the Company does not anticipate an effect on its liquidity. Total current assets amounted to $1,166,151 (2012 - $1,606,441, 2011 - $1,761,715) with current liabilities of $1,703,703 (2012 - $2,243,356, 2011 - $1,599,341) resulting in a working capital deficit of ($537,552) (2012 – ($636,915), 2011 – working capital $162,375).

The Company receives government grants based on certain eligibility criteria for international marketing support and publishing industry development in Canada. These government grants are recorded as a reduction of general and administrative expenses to offset direct costs funded by the grant. The Company receives these grants throughout the year from different agencies and government programs. Each grant is applied for separately based on the Company meeting certain eligibility requirements. The Company has relied on obtaining these grants for its operations and has been successful at securing them in the past, but it cannot be assured of obtaining these grants in the future. Government grants recorded during the year were $271,647 as compared to $128,560 in 2012 and $132,599 in 2011.

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

5.C Research and Development

During the years ended December 31, 2013, 2012 and 2011, respectively, the Company expended $876,895, $876,233, and $1,099,521 on intangibles, under the categories of ”software and web development costs”, “content platform” and “customer relationships”. These expenditures in 2013, 2012, and 2011 were primarily directed at developing the ELL Technologies products for the international market.

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

5.F Tabular disclosure of contractual obligations

Our obligations as of December 31, 2013 were as follows:

The Company has future minimum lease payments under operating leases for premises and equipment as follows:

2014	$230,896
2015	194,932
2016	40,091

The rent expense associated with operating lease for premise and equipment is recognized on a straight-line basis. As a result of the acquisition of ELL Technologies, the Company will owe royalties of 3-9% (Year 2) and 2-8% (Year 3) of ELL Technologies revenues based upon a number of gross revenue targets. Royalty amounts will be due on a quarterly basis. As of December 31, 2013, royalties in the amount of $117,314 (2012 - $100,206) have been expensed.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

Table No. 6

Directors and Senior Management

April 30, 2014

Name	Position	Age	Date of Election/ Appointment
Michael P. Kraft	President/CEO/Director	50	November 1996
Khurram Qureshi	CFO/Secretary/Treasurer	51	April 1997/December 2011
Gali Bar-Ziv	COO	41	June 2009
Scott Remborg	Director	63	July 2000
Jerry Grafstein	Director	59	September 2010
Weibing Gong	Director	45	September 2010
Mohammad El Ammawy	Director	52	August 2013
Martin Bernholtz	Director	51	August 2013

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

Mohamed El Ammawy is the Chief Commercial Officer for Orascom Telecom (OTH). Mohamed oversees the commercial functions within OTH and Vimpelcom’s BU Asia and Africa covering market development, data & product development, sales, public relations, market planning & pricing as well as customer operations. Mohamed has more than 15 years of commercial and management experience, of which 13 are in the telecom industry. He joined the commercial team of OTH nine years ago; contributed to the success of OTH and participated in the growth of many operators within the group. During his tenure he achieved and delivered many challenging targets in the markets of Pakistan, Algeria, Egypt, Bangladesh, Tunisia, North Korea, and Canada. Prior to joining OTH, Mohamed held different marketing positions at Vodafone Egypt for more than four years. At the onset of his career, he held various marketing & advertising positions at Coca-Cola Egypt. Mohamed holds a Master’s degree in Business Administration from ESLSCA Business School in Paris; majoring in International Marketing and a Bachelor degree in Accounting from Ain Shams University in Cairo.

Martin Bernholtz, BBA, CA is the Chief Financial Officer of Kerbel Group Inc. since 1988, an integrated construction and land development company. In this capacity he is responsible for strategy, finance, accounting, taxation and personnel. Mr. Bernholtz has considerable sophisticated business experience in real estate, finance and public markets. Mr. Bernholtz graduated with a Bachelor degree in Business Administration from York University in 1981 and became a Chartered Accountant in 1984. While in practice at Laventhol & Horwath and at BDO Dunwoody he gained considerable experience in the business valuation and litigation support areas.

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

Summary Compensation Table

			Share-	Option-	Non-equity incentive plan compensation
Name and principal position	Year	Salary ($)	based awards ($)	based awards ($)(2)	Annual incentive plans	Long-term incentive plans(3)	Pension Value ($)	All other compensation ($)(1)	Total compensation ($)
Michael P. Kraft	2013	38,000	Nil	Nil	Nil	Nil	Nil	24,294	62,294
President, Chief Executive	2012	180,000	Nil	43,290	Nil	Nil	Nil	20,520	243,810
Officer and Director	2011	180,000	Nil	127,045	Nil	Nil	Nil	Nil	307,045

Gali Bar-Ziv	2013	120,000	Nil	Nil	Nil	Nil	Nil	17,084	137,084
Chief Operating Officer	2012	144,000	Nil	14,430	Nil	Nil	Nil	Nil	158,430
	2011	144,000	Nil	222,246	Nil	Nil	Nil	Nil	366,246

Khurram Qureshi	2013	60,000	Nil	Nil	Nil	Nil	Nil	Nil	60,000
Chief Financial Officer	2012	60,000	Nil	14,430	Nil	Nil	Nil	Nil	74,430
	2011	5,000	Nil	Nil	Nil	Nil	Nil	Nil	5,000

Ryan Robertson	2011	100,000	Nil	103,480	Nil	Nil	Nil	Nil	203,480
Chief Financial Officer

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

3.

In the event of a change of control, the Consultant may, for a period of six (6) months after the effective date of any such change of control, elect to terminate the Kraft Consulting Agreement with the Company upon eight weeks’ notice and the Company shall pay to the Consultant, all amounts due and owing up to the effective date of termination and a settlement amount equal to eighteen (18) months of compensation at the rate of compensation payable to the Consultant immediately prior to the effective date of termination by voluntary resignation. In the event of a change of control and if the Company terminates the Consultant without cause, the settlement amount shall be equal to twenty-four (24) months of compensation at the rate of compensation payable to the Consultant immediately prior to the effective date of termination.

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

6.C.2. Termination benefits

Not applicable

6.C.3. Board of Director Committees.

The Company has established an Audit Committee, Compensation Committee and Corporate Governance Committee in compliance with the Guidelines.

The Audit Committee assists the Board in its oversight of: (i) the integrity of the financial reporting of the Company; (ii) the independence and performance of the Company's external auditors; and (iii) the Company's compliance with legal and regulatory requirements. The members of the Audit Committee during the past fiscal year were Tommy Gong (Chairman), Scott Remborg, and Michael Kraft, Messrs. Gong and Remborg being independent as defined in the Guidelines. Following the 2013 shareholder meeting, the Committee was comprised of Martin Bernholtz (Chair), Scott Remborg, and Michael Kraft. Messrs. Gong and Remborg being independent as defined in the Guidelines.

The Compensation Committee assists the Board in fulfilling its obligations relating to human resource and compensation matters of the Company and its subsidiaries and to establish a plan for the continuity and development of senior management. The members of the Compensation Committee during the past fiscal year were Scott Remborg (Chairman), Jerry Grafstein, and Michael Kraft, Messrs. Grafstein and Remborg being independent as defined in the Guidelines. Following the 2013 shareholder meeting, the Committee was comprised of Scott Remborg (Chair), Jerry Grafstein, and Tommy Gong. All being independent as defined in the Guidelines.

The Corporate Governance Committee assists the Board by: (i) developing, reviewing and planning the Company's approach to corporate governance issues, including developing a set of corporate governance principles and guidelines specifically applicable to the Company; (ii) identifying and recommending to the Board potential new nominees to the Board; (iii) monitoring management's succession plan for the Chief Executive Officer (the "CEO") and other senior management; and (iv) overseeing enforcement of and compliance with the Company's proposed Code of Business Conduct. The members of the Corporate Governance Committee during the past fiscal year were Messrs. Grafstein (Chairman), Remborg and Kraft, Messrs. Grafstein and Remborg being independent directors as defined in the Guidelines. Following the shareholder meeting, Mr. Kraft was succeeded by Mr. Bernholtz.

6.E. Share Ownership

Table No. 7 lists, as of March 31, 2014, Directors and Executive Officers who beneficially own the Company's voting securities and the amount of the Company's voting securities owned by the Directors and Executive Officers as a group. Table No. 7 includes all persons/companies where the Company is aware that they have 5% or greater beneficial interest in the Company’s securities.

Table No. 7

Shareholdings of Directors and Executive Officers

Shareholdings of 5% Shareholders

Title		Amount and Nature	Percent
of		of Beneficial	of
Class	Name of Beneficial Owner	Ownership(1)	Class
Common	Michael P. Kraft(2)(4)	1,764,905(5)	8.1%
Common	Khurram Qureshi	134,990(7)	*
Common	Gali Bar-Ziv	101,500(8)	*
Common	Scott Remborg(2)	154,372(6)	*
Common	Tommy Gong	[nil](19)	*
Common	Jerry Grafstein	200,000(10)	*
Common	Mohammed El Ammawy	[nil]	*
Common	Martin Bernholtz	70,000(11)	*
Common	Orascom Telecom Holding SAE	2,857,143	13.1%
Common	SCP Partners	2,016,617	9.2%
As a group (10 parties)		7,299,527	33.5%

* Less than 1%.

(1)	The information as to voting securities beneficially owned, controlled or directed, not being within the knowledge of the Company, has been furnished by the respective individuals.
(2)	Member of the Audit Committee.
(3)	Member of the Compensation Committee.
(4)	Member of the Corporate Governance Committee.
(5)

Of such shares, 95,636 are held in Mr. Kraft's RRSP, and 1,669,269 are held by Buckingham Group Limited, a company controlled by Mr. Kraft. Mr. Kraft also holds 550,000 options and 166,670 warrants to purchase up to an additional 716,670 common shares of the Company.

(6)	Of such shares, 3,428 are held in Mr. Remborg's RRSP account. Mr. Remborg also holds options to purchase up to an additional 215,750 common shares of the Company.
(7)

Of such shares, 58,250 are held in Mr. Qureshi’s RRSP account, and 51,925 are held in his wife’s RRSP account. Khurram Qureshi also holds options to purchase up to an additional 200,000 common shares of the Company.

(8)

Of such shares, 2,000 are held in Mr. Bar-Ziv's RRSP, and 99,500 are held by Busy Babies Inc., a company controlled by Mr. Bar-Ziv. Mr. Bar-Ziv also holds 540,000 options and 30,000 warrants to purchase up to an additional 570,000 common shares of the Company.

(9)	Tommy Gong also holds options to purchase up to an additional 82,500 common shares of the Company.
(10)	Of such shares, 200,000 are held by New Court Corporation, a company controlled by Mr. Grafstein. Mr. Grafstein also holds options to purchase up to an additional 172,500 common shares of the Company.
(11)	Mr. Bernholtz also holds options to purchase up to an additional 37,500 common shares of the Company.

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

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in the Table below as of March 31, 2014, as well as the number of options granted to Directors and officers as a group.

Stock Options Outstanding

Expressed in Canadian Dollars

	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date
Michael P. Kraft President, Chief Executive Officer and Director	300,000 200,000 50,000	0.24 0.66 1.00	November 26, 2017 February 15, 2016 February 15, 2016
Gali Bar-Ziv Chief Operating Officer	100,000 100,000 340,000	0.24 1.07 0.66	November 26, 2017 February 15, 2016 February 15, 2016
Khurram Qureshi Chief Financial Officer	100,000 50,000 50,000	0.24 1.70 1.00	November 26, 2017 February 15, 2016 February 15, 2016
Scott Remborg	92,500 42,500 50,000 30,750	0.24 0.66 1.00 1.75	November 26, 2017 February 15, 2016 February 15, 2016 May 1, 2014
Jerry Grafstein	82,500 30,000	0.24 0.66	November 26, 2017 February 15, 2016
Tommy Gong	62,500 20,000	0.24 0.66	November 26, 2017 February 15, 2016
Mohammed El Ammawy	Nil	Nil	Nil
Martin Bernholtz	37,500	0.24	November 26, 2017

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

7.A.2. Canadian Share Ownership. March 31, 2014, the Company’s registered shareholders’ list showed 21,779,177 common shares outstanding with 33 registered shareholders, with 16,728,894 owned by 22 shareholders residing in Canada, 2,028,331 shares owned by 4 registered shareholders in US and 3,021,952 shares owned by 7 foreign registered shareholders.

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

(a)

Key management compensation was $228,800 (2012 – $312,000) and is reflected as consulting fees paid to corporations owned by a director and officers of the Company, of which, $340,944 (2012 -$277,092) is unpaid and included in accounts payable and accrued liabilities. Options granted to key management during the year are valued at $Nil (2012 - $84,055).

(b)

At the year end, the Company had loans payable bearing interest at 9% per annum due to corporations controlled by directors and officers of the Company in the amount of $480,000 (2012 - $435,000). Interest expense related to these loans is $48,731 (2012 - $45,271).

(c)

Common shares issued to lenders for the extension of the $880,000 (2012 - $890,000) loan include 480,000 (2012 – 174,000) common shares issued at $0.10 (2012 - $0.25) per share to lenders’ corporations controlled by directors and an officer.

Other than as disclosed above, there have been no transactions since December 31, 2013 or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest. Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

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

for Fiscal 2013 and Fiscal 2012

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

Table No. 9

TSX Venture Exchange

Common Shares Trading Activity

Period	Sales -- Canadian Dollars
Ended	Volume	High	Low	Close
Monthly
March 2014	565,981	0.22	0.07	0.21
February 2014	38,095	0.10	0.08	0.10
January 2014	43,427	0.11	0.10	0.10
December 2013	474,602	0.13	0.11	0.11
November 2013	481,881	0.13	0.10	0.12
October 2013	76,168	0.15	0.10	0.15
September 2013	221,841	0.15	0.10	0.10
August 2013	86,963	0.10	0.08	0.10
July 2013	98,923	0.12	0.09	0.10
June 2013	156,784	0.15	0.12	0.12
May 2013	77,564	0.18	0.14	0.14
April 2013	169,552	0.23	0.10	0.18

Yearly
12/31/2013	2,395,000	0.27	0.08	0.11
12/31/2012	2,439,295	0.45	0.16	0.27
12/31/2011	1,793,567	0.95	0.24	0.35
12/31/2010	2,022,202	1.24	0.39	0.75
12/31/2009	1,457,515	1.43	0.62	1.04

Quarterly
3/31/2014	646,300	0.22	0.07	0.21
12/31/2013	1,031,200	0.15	0.10	0.11
9/30/2013	411,100	0.15	0.08	0.10
6/30/2013	403,900	0.23	0.10	0.12
3/31/2013	548,800	0.27	0.22	0.22
12/31/2012	1,194,600	0.35	0.19	0.27
09/30/2012	812,200	0.30	0.16	0.25
06/30/2012	369,800	0.36	0.23	0.24
3/31/2012	62,695	0.45	0.27	0.36
12/31/2011	724,639	0.60	0.24	0.35
9/30/2011	674,808	0.80	0.51	0.55
6/30/2011	320,920	0.82	0.60	0.77

The Company's shares became quoted for trading on the OTC Bulletin Board on January 22, 2004.

The table No.10 lists the volume of trading and high, low and closing sales prices on the OTC Bulletin Board for the Company's common shares for the last 12 months, the last twelve fiscal quarters; and the last five fiscal years.

Table No. 10

OTC Bulletin Board

Common Shares Trading Activity

Period	Sales -- US Dollars
Ended	Volume	High	Low	Close
Monthly
March 2014	2,857	0.08	0.08	0.08
February 2014	1,428	0.10	0.08	0.08
January 2014	15,500	0.10	0.10	0.10
December 2013	8,499	0.14	0.10	0.10
November 2013	0	0.14	0.14	0.14
October 2013	2,527	0.14	0.09	0.14
September 2013	0	0.09	0.09	0.09
August 2013	2,527	0.10	0.07	0.09
July 2013	4,047	0.13	0.10	0.10
June 2013	12,000	0.13	0.13	0.13
May 2013	0	0.13	0.13	0.13
April 2013	0	0.13	0.13	0.13

Yearly
12/31/2013	29,600	0.26	0.07	0.10
12/31/2012	97,200	0.37	0.23	0.26
12/31/2011	137,246	0.99	0.26	0.26
12/31/2010	924,558	1.52	0.38	0.46
12/31/2009	453,900	1.24	0.51	1.00

Quarterly
03/31/2014	13,900	0.10	0.08	0.08
12/31/2013	3,500	0.14	0.09	0.10
09/30/2013	22,500	0.13	0.07	0.09
06/30/2013	3,600	0.26	0.13	0.13
03/31/2013	0	0.26	0.26	0.26
12/31/2012	1,700	0.26	0.23	0.26
09/30/2012	1,400	0.26	0.23	0.23
06/30/2012	93,900	0.37	0.25	0.26
3/31/2012	200	0.37	0.26	0.37
12/31/2011	8,880	0.59	0.26	0.26
9/30/2011	44,076	0.81	0.57	0.59
6/30/2011	8,584	0.99	0.74	0.74
3/31/2011	75,706	0.88	0.46	0.88
12/31/2010	90,582	0.68	0.46	0.46
9/30/2010	168,656	0.66	0.38	0.60
6/30/2010	247,020	0.78	0.40	0.40

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
(iii)	subject to the Business Corporations Act (Ontario), give a guarantee on behalf of theCorporation to secure performance of an obligation of anyperson; and
(iv)	mortgage, hypothecate, pledge or otherwise create asecurity interest in all or any property of theCorporation, owned or subsequently acquired, to secure anydebt obligations of the Corporation.

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

The Ontario Business Corporations Act contains provisions that require a "special resolution" for effecting certain corporate actions. Such a "special resolution" requires a three-quarters vote of shareholders rather than a simple majority for passage. The principle corporate actions for which the Company would require a "special resolution" include:

a.	Changing its name;
b.	Changing the place where its registered office is situated;
c.	Adding,changingorremoving anyrestrictiononthebusinessor businesses that the corporation may carry on;
d.	Certain reorganizations of the corporation and alterationsof share capital;
e.	Increasingordecreasing the number of directors or theminimum or maximum number of directors;
f.	Any amendment to its articles regarding constraining theissue or transfer of shares to persons who are not residentCanadians; and
g.	Dissolution of the corporation.

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

10.F. Dividends and Paying Agents

Not Applicable

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s operating activities (when revenue or expense is denominated in a different currency from the Company’s functional currency) and the Company’s net investments in foreign subsidiaries. The Company operates internationally and is exposed to foreign exchange risk as certain expenditures are denominated in non-Canadian Dollar currencies. A 10% strengthening of the US dollars against Canadian dollars would have increased the net equity by $76,850 (2012 - $24,484) due to reduction in the value of net liability balance. A 10% of weakening of the US dollar against Canadian dollar at December 31, 2013 would have had the equal but opposite effect. The significant financial instruments of the Company, their carrying values and the exposure to other denominated monetary assets and liabilities, as of December 31, 2013 are as follows:

	US Denominated		China Denominated
	CAD	USD	CAD	RMB
Cash	40,826	43,422	1,577	8,978
Accounts receivable	794,664	788,497	691	3,935
Accounts payable	66,988	68,785	-	-

The carrying values and the exposure to other denominated monetary assets and liabilities as of December 31, 2012 are as follows:

	US Denominated		China Denominated
	CAD	USD	CAD	RMB
Cash	13,962	14,034	20,199	126,697
Accounts receivable	1,428,636	1,435,959	591	3,721
Accounts payable	61,763	62,079	-	-

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

	RMB	USD	USD	USD	USD
		At 12/31/2013	-5%	-10%	-15%
Year-end Exchange Rate For 1 RMB to USD		0.1652	0.1569	0.1487	0.1404
Annual Revenue From China	8,925,051	1,474,418	1,400,697	1,326,977	1,253,256
Accounts Receivable	3,927,801	648,873	616,429	583,985	551,542

	USD	CAD	CAD	CAD	CAD
		Year 2013	+5%	-5%	-10%
Average Annual Exchange Rate for 1 USD to CAD		1.0302	1.0817	0.9787	0.9272
Annual Revenue From China	1,452,439	1,496,303	1,571,118	1,421,488	1,346,673

	USD	CAD	CAD	CAD	CAD
		At 12/31/2013	+5%	-5%	-10%
Year-end Exchange Rate for 1 USD to CAD		1.0636	1.1168	1,0104	0.9572
Cash	43,422	46,184	48,493	43,875	41,565
Accounts Receivable	787,497	838,645	880,578	796,713	754,781
Accounts Payable	68,785	73,160	76,818	69,502	65,844

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

Recent Accounting Pronouncements

The following pronouncements issued by the IASB and interpretations published by IFRIC will become effective for annual periods beginning on or after January 1, 2014.

In October 2012, the IASB issued amendments to IFRS 10 Consolidated Financial Statements to require investment entities to measure subsidiaries at fair value through profit or loss. In addition, IFRS 12 Disclosure of Interests in Other Entities has been amended to include disclosure requirements for investment entities. IAS 27 Separate Financial Statements has been amended to require investment entities to measure investments in subsidiaries at fair value through profit or loss when separate financial statements are presented.

IAS 32 Financial Instruments: Presentation was amended by the IASB in December 2011. Offsetting Financial Assets and Financial Liabilities amendment addresses inconsistencies identified in applying some of the offsetting criteria.

IAS 36 Impairment of Assets was amended by the IASB in June 2013. Recoverable Amount Disclosures for Non-Financial Assets amendment modifies certain disclosure requirements about the recoverable amount of impaired assets if that amount is based on fair value less costs of disposal.

IAS 39 Financial Instruments: Recognition and Measurement was amended by the IASB in June 2013. Novation of Derivatives and Continuation of Hedge Accounting amendment will allow hedge accounting to continue in a situation where a derivative, which has been designated as a hedging instrument, is novated to effect clearing with a central counterparty as a result of laws or regulation, if specific conditions are met (in this context, a novation indicates that parties to a contract agree to replace their original counterparty with a new one).

IFRIC Interpretation 21 Levies was issued by the IFRIC in May 2013. The Interpretation on the accounting for levies imposed by governments clarifies the obligating event that gives rise to a liability to pay a levy.

IFRS 9 – Financial Instruments addresses the classification and measurement of financial assets. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value. The new standard also requires a single impairment method to be used. IFRS 9 is available for application, however, previous mandatory effective date of January 1, 2015 has been removed as the IASB decided that this date would not allow sufficient time for entities to apply the new standard because the impairment phase of the IFRS 9 has not yet been completed. The IASB will decide upon a new date when the entire IFRS 9 project is closer to completion.

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

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

During the past fiscal year, the members of the audit committee (the "Audit Committee") were Tommy Gong ("Chairman"), Scott Remborg and Michael P. Kraft, of whom Tommy Gong and Scott Remborg are independent. Mr. Gong was succeeded as Chairman by Martin Bernholtz in August 2013. Each member of the Audit Committee is financially literate as defined by MI 52-110.

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

ITEM 16B. CODE OF ETHICS

The Company has adopted a “Code of Conduct”, the text of such code is available through its internet website.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Nature of Services	Fees Paid to Auditor Year-ended December 31, 2013	Fees Paid to Auditor Year-ended December 31, 2012	Fees Paid to Auditor Year-ended December 31, 2011
Audit Fees(1)	$81,077	$94,245	$66,350
Audit-Related Fees(2)	6,934	4,200	Nil
Tax Fees(3)	6,444	5,021	5,021
All Other Fees(4)	Nil	Nil	11,925
Total	$94,385	$103,466	$83,296

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

Audited Financial Statements

Auditor's Report, dated April 29, 2014

Consolidated Balance Sheets at December 31, 2013 and December 31, 2012

Consolidated Statements of Comprehensive Incomefor the years ended December 31, 2013, 2012, and 2011

Consolidated Statements of Changes in Equityfor the years ended December 31, 2013, 2012, and 2011

Consolidated Statements of Cash Flowsfor the years ended December 31, 2013, 2012, and 2011

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
President and Chief Executive Officer

By: /s/ “Khurram Qureshi”

Khurram Qureshi
Chief Financial Officer

April 30, 2014

LINGO MEDIA CORPORATION

Consolidated Financial Statements

For the year ended December 31, 2013

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

April 29, 2014

/s/ Michael Kraft	/s/ Khurram Qureshi
President & CEO	Chief Financial Officer

Collins Barrow Toronto LLP
Collins Barrow Place
11 King Street West
Suite 700, Box 27
Toronto, Ontario
M5H 4C7 Canada

T. 416.480.0160
F. 416.480.2646

www.collinsbarrow.com

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Lingo Media Corporation

We have audited the accompanying consolidated financial statements of Lingo Media Corporation and its subsidiaries, which comprise the consolidated balance sheets as at December 31, 2013 and December 31, 2012, and the consolidated statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2013, December 31, 2012 and December 31, 2011 and a summary of significant accounting policies and other explanatory information.

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

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Lingo Media Corporation and its subsidiaries as at December 31, 2013 and December 31, 2012, and its financial performance and its cash flows for the years ended December 31, 2013, December 31, 2012 and December 31, 2011 in accordance with International Financial Reporting Standards.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 2 in the consolidated financial statements which indicates that the Company has material uncertainties that may cast significant doubt about the Company's ability to continue as a going concern.

Licensed Public Accountants
Chartered Accountants
April 29, 2014
Toronto, Ontario

This office is independently owned and operated by Collins Barrow Toronto LLP
The Collins Barrow trademarks are used under License.

2

LINGO MEDIA CORPORATION

Consolidated Financial Statements

As at December 31, 2013

LINGO MEDIA CORPORATION

Consolidated Balance Sheets

 (Expressed in Canadian Dollars, unless otherwise stated)

	Notes	December 31, 2013	December 31, 2012

ASSETS
Current Assets

Cash		$78,091	$39,248
Accounts and grants receivable	6	1,003,440	1,446,962
Prepaid and other receivables		84,620	120,231

		1,166,151	1,606,441
Non-Current Assets

Property and equipment	7	31,926	38,356
Intangibles	8	876,895	876,233
Goodwill		139,618	139,618

TOTAL ASSETS		$2,214,590	$2,660,648

LIABILITIES AND EQUITY

Current Liabilities

Accounts payable		282,315	577,655
Accrued liabilities		601,843	472,087
Loans payable	9	819,545	1,193,614
		1,703,703	2,243,356

Equity

Share capital	10	18,102,347	18,014,347
Warrants	12	1,132,685	1,132,685
Share-based payment reserve	11	2,512,717	2,450,791
Accumulated other comprehensive income		(168,245)	(88,971)
Deficit		(21,068,617)	(21,091,560)
TOTAL EQUITY		510,887	417,292

TOTAL LIABILITIES AND EQUITY		$2,214,590	$2,660,648

The accompanying notes are an integral part of these consolidated financial statements.

These consolidated financial statements are authorized for issue by the Board of Directors on April 29, 2014.

/s/ Martin Bernholtz	/s/ Michael Kraft
Director	Director

LINGO MEDIA CORPORATION

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2013, 2012 and 2011

(Expressed in Canadian Dollars, unless otherwise stated)

	Notes	2013	2012	2011

Revenue		$2,008,066	$2,016,261	$2,066,969

Expenses

Selling, general and administrative		941,462	2,121,237	2,340,555
Amortization – intangibles	8	431,049	365,752	2,544,818
Direct costs		195,324	273,055	141,749
Share-based payments	11	61,926	243,195	518,114
Depreciation – property and equipment	7	7,624	9,838	12,600
Amortization – publishing development costs		-	-	8,807
Impairment loss	8	-	-	703,600
Total Expenses		1,637,385	3,013,077	6,270,243

Profit / (Loss) from Operations		370,681	(996,816)	(4,203,274)

Net Finance Charges

Interest expense		240,516	168,769	328,112
Foreign exchange (gain) / loss		(134,444)	(25,046)	(19,709)

Profit / (Loss) Before Income Tax		264,609	(1,140,539)	(4,511,677)

Income Tax Expense	13	241,666	221,987	205,370

Net Profit / (Loss) for the Year		$22,943	$(1,362,526)	$(4,717,047)

Other Comprehensive Income

Item to be reclassified to profit or loss		-	-	-
Exchange differences on translating foreign operations gain / (loss)		(79,274)	(2,211)	(82,579)

Total Comprehensive Loss, Net of Tax		$(56,331)	$(1,364,737)	$(4,799,626)

Loss per Share
Basic and Diluted		$(0.00)	$(0.07)	$(0.25)

Weighted Average Number of Common Shares Outstanding
Basic and Diluted		21,174,026	20,652,415	18,797,185

The accompanying notes are an integral part of these consolidated financial statements.

LINGO MEDIA CORPORATION

Consolidated Statements of Changes in Equity

For the years ended December 31, 2013, 2012 and 2011

(Expressed in Canadian Dollars, unless otherwise stated)

	Issued Share Capital		Share- Based Payment Reserve	Warrants	Accumulated Other Comprehensive Income	Deficit	Total Equity
	Number of shares	Amount

Balance as at January 1, 2011	13,949,189	$15,131,192	$1,612,621	$-	$(4,181)	$(14,848,806)	$1,890,826
Loss for the year	-	-	-	-	-	(4,717,047)	(4,717,047)
Other comprehensive income / (loss)	-	-	-	-	(82,579)	-	(82,579)
Issued shares – balance of ELL Technologies Limited acquisition payment	1,036,987	786,535	-	-	-	-	786,535
Issued shares – equity financing	5,557,001	3,053,985	-	-	-	-	3,053,985
Warrants issued	-	(1,046,365)	-	1,046,365	-	-	-
Share-based payments charged to operations	-	-	518,114	-	-	-	518,114
Balance as at December 31, 2011	20,543,177	17,925,347	2,130,735	1,046,365	$(86,760)	(19,565,853)	1,449,834

Issued shares – against loan payable	356,000	89,000	-	-	-	-	89,000
Loss for the year	-	-	-	-	-	(1,362,526)	(1,362,526)
Warrants expired	-	-	76,861	(76,861)	-	-	-
Warrants extension	-	-	-	163,181	-	(163,181)	-
Share-based payments charged to operations	-	-	243,195	-	-	-	243,195
Other comprehensive income (loss)	-	-	-	-	(2,211)	-	(2,211)
Balance as at December 31, 2012	20,899,177	18,014,347	2,450,791	1,132,685	(88,971)	(21,091,560)	417,292
Profit for the year	-	-	-	-	-	22,943	22,943
Other comprehensive income / (loss)	-	-	-	-	(79,274)	-	(79,274)
Issued shares – as financing cost against loan payable	880,000	88,000	-	-	-	-	88,000
Share-based payments charged to operations	-	-	61,926	-	-	-	61,926
Balance as at December 31, 2013	21,779,177	$18,102,347	$2,512,717	$1,132,685	$(168,245)	$(21,068,617)	$510,887

The accompanying notes are an integral part of these consolidated financial statements.

LINGO MEDIA CORPORATION

Consolidated Statements of Cash Flows

For the years ended December 31, 2013, 2012 and 2011

(Expressed in Canadian Dollars, unless otherwise stated)

	2013	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES

Net Profit / (Loss) for the Year	$22,943	$(1,362,526)	$(4,717,047)

Adjustments to Net Profit for Non-Cash Items:
Amortization – intangibles	431,049	365,752	2,544,818
Share-based payments	61,926	243,195	518,114
Unrealized foreign exchange gain	(80,468)	(1,331)	(34,923)
Interest accretion	88,931	27,614	178,795
Depreciation - property & equipment	7,624	9,838	12,600
Impairment loss	-	-	703,600
Amortization – publishing development costs	-	-	8,807
Operating Loss before Working Capital Changes	532,005	(717,458)	(785,236)

Working Capital Adjustments:
(Increase) / decrease in accounts and grants receivable	443,522	(271,632)	(244,229)
(Increase) / decrease in prepaid and other receivables	35,611	(16,613)	(10,153)
Increase / (decrease) in accounts payable	(295,340)	204,133	(530,168)
Increase / (decrease) in accrued liabilities	129,756	136,266	(394,072)
Cash Generated from / (used in) Operations	845,554	(665,304)	(1,963,858)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of intangibles	(431,711)	(143,215)	(138,681)
Purchase of property and equipment	-	-	(2,585)
Net Cash Flows Generated used in Investing Activities	(431,711)	(143,215)	(141,266)

CASH FLOWS FROM FINANCING ACTIVITIES
Share capital issued during the year	-	-	3,320,200
Share issue costs	-	-	(266,215)
Proceeds from loans	240,000	365,000	-
Repayment of loan payable	(615,000)	-	(697,000)
Net Cash Flows Generated used in Financing Activities	(375,000)	365,000	2,356,985
NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS	38,843	(443,519)	251,861
Cash at the Beginning of the Year	39,248	482,767	230,906
Cash at the End of the Year	$78,091	$39,248	$482,767

The accompanying notes are an integral part of these consolidated financial statements.

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2013

(Expressed in Canadian Dollars, unless otherwise stated)

1.      CORPORATE INFORMATION

Lingo Media Corporation (“Lingo Media” or the “Company”) is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of Ontario and its shares are listed on the TSX Venture Exchange and inter-listed on the OTC Bulletin Board. The consolidated financial statements of the Company as at and for the year ended December 31, 2013 comprise the Company and its wholly owned subsidiaries.

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

2.      BASIS OF PREPARATION

2.1     Statement of compliance and going concern

These consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”).

These consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business. The Company has incurred significant losses recurring over the years. During the year ended December 31, 2013, the Company reported a net profit of $22,943 (2012 – net loss of $1,362,526). As at December 31, 2013, the Company had a working capital deficiency of $537,552 (2012 - $636,915) and deficit of $21,180,617 (2012 - $21,091,560). This raises significant doubt about the Company’s ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon raising additional financing through share issuance, borrowing, sales contracts and distribution agreements. There are no assurances that the Company will be successful in achieving these goals.

2.2     Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis except as provided in note 4. The comparative figures presented in these consolidated financial statements are in accordance with IFRS.

2.3     Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its wholly owned subsidiaries controlled by the Company (the “Group”) as at December 31, 2013. Control exists when the Company is exposed to, or has the rights to variable returns from its involvement with the entity and has the ability to affect these returns through its power over the entity.

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

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2013

(Expressed in Canadian Dollars, unless otherwise stated)

2.     BASIS OF PREPARATION (Cont’d)

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

3.      SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

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

Information about critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

●	Determination of functional and presentation currency
●	Determination of the recoverability of the carrying value of intangible assets and goodwill
●	Determination of impairment loss
●	Recognition of government grant and grant receivable
●	Recognition of deferred tax assets
●	Valuation of share-based payments
●	Recognition of provisions and contingent liabilities

4.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

Revenue from online advertising and sponsorships in China is recognized at the time of the rendering of services and when collectability is reasonably assured.

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2013

(Expressed in Canadian Dollars, unless otherwise stated)

4.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

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

Software and web development costs

The Company capitalizes all costs related to the development of its free-to-consumer and fee-based ELL products and services when the feasibility and profitability of the project can be reasonably considered certain. Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized if the product or process is technically and commercially feasible and the Group has sufficient resources to complete development. The expenditure capitalized includes the cost of materials, direct labour and an appropriate proportion of overheads. Other development expenditure is recognized in the statement of comprehensive income as an expense as incurred. Capitalized development expenditure is stated at cost less accumulated amortization and impairment losses. The software and web development cost are being amortized on a straight-line basis over the useful life of the asset, which is estimated to be 3 years.

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

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2013

(Expressed in Canadian Dollars, unless otherwise stated)

4.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Government grants

The Company receives government grants based on certain eligibility criteria for book publishing industry development in Canada. These government grants are recorded as a reduction of general and administrative expenses to offset direct costs funded by the grant during the period in which the criteria to receive the grant is met. The Company records a liability for the repayment of the grants and a charge to operations in the period in which conditions arise that will cause the government grants to be repayable.

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

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

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

Financial statements of subsidiaries, affiliates and joint ventures for which the functional currency is not the Canadian Dollar are translated into Canadian Dollar as follows: all asset and liability accounts are translated at the balance sheet exchange rate and all earnings and expense accounts and cash flow statement items are translated at average exchange rates for the period. The resulting translation gains and losses are recorded as foreign currency translation adjustments in other comprehensive income and recorded in Accumulated other comprehensive income in equity. On disposal of a foreign operation the cumulative translation differences recognized in equity are reclassified to the statement of comprehensive income and recognized as part of the gain or loss on disposal. Goodwill and fair value adjustments arising on the acquisition of a foreign entity have been treated as assets and liabilities of the foreign entity and translated into Canadian Dollars at the balance sheet rate.

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2013

(Expressed in Canadian Dollars, unless otherwise stated)

4.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Foreign currency translation (Cont’d)

Foreign exchange gains or losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which in substance is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive income in Accumulated other comprehensive income.

Earnings (loss) per share

Earnings (loss) per share is computed by dividing the earnings (loss) for the year by the weighted average number of common shares outstanding during the year, including contingently issuable shares which are included when the conditions necessary for issuance have been met. Diluted earnings per share is calculated in a similar manner, except that the weighted average number of common shares outstanding is increased to include potentially issuable common shares from the assumed exercise of common share purchase options and warrants, if dilutive. During the year ended December 31, 2013, all the outstanding stock options, warrants and brokers’ warrants were anti-dilutive.

Share-based compensation plan

The share-based compensation plan allows the Company employees and consultants to acquire shares of the Company. The fair value of share-based payment awards granted is recognized as an employee or consultant expense with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

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

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2013

(Expressed in Canadian Dollars, unless otherwise stated)

4.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Financial instruments (Cont’d)

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

Impairment of long-lived assets

The Company’s property and equipment and intangibles with finite lives are reviewed for an indication of impairment at each balance sheet date. Goodwill is reviewed for impairment annually or at any time if an indicator of impairment exists. If indication of impairment exists, the asset’s recoverable amount is estimated.  The recoverable amount is the greater of the asset’s fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  An impairment loss is recognized when the carrying amount of an asset, or its cash-generating unit, exceeds its recoverable amount. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.  Impairment losses are recognized in profit and loss for the period.

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

5.     RECENT ACCOUNTING PRONOUNCEMENTS

The following pronouncements issued by the IASB and interpretations published by IFRIC will become effective for annual periods beginning on or after January 1, 2014.

In October 2012, the IASB issued amendments to IFRS 10 Consolidated Financial Statements to require investment entities to measure subsidiaries at fair value through profit or loss. In addition, IFRS 12 Disclosure of Interests in Other Entities has been amended to include disclosure requirements for investment entities. IAS 27 Separate Financial Statements has been amended to require investment entities to measure investments in subsidiaries at fair value through profit or loss when separate financial statements are presented.

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2013

(Expressed in Canadian Dollars, unless otherwise stated)

5.      RECENT ACCOUNTING PRONOUNCEMENTS (Cont’d)

IAS 32 Financial Instruments: Presentation was amended by the IASB in December 2011. Offsetting Financial Assets and Financial Liabilities amendment addresses inconsistencies identified in applying some of the offsetting criteria.

IAS 36 Impairment of Assets was amended by the IASB in June 2013. Recoverable Amount Disclosures for Non-Financial Assets amendment modifies certain disclosure requirements about the recoverable amount of impaired assets if that amount is based on fair value less costs of disposal.

IAS 39 Financial Instruments: Recognition and Measurement was amended by the IASB in June 2013. Novation of Derivatives and Continuation of Hedge Accounting amendment will allow hedge accounting to continue in a situation where a derivative, which has been designated as a hedging instrument, is novated to effect clearing with a central counterparty as a result of laws or regulation, if specific conditions are met (in this context, a novation indicates that parties to a contract agree to replace their original counterparty with a new one).

IFRIC Interpretation 21 Levies was issued by the IFRIC in May 2013. The Interpretation on the accounting for levies imposed by governments clarifies the obligating event that gives rise to a liability to pay a levy.

IFRS 9 – Financial Instruments addresses the classification and measurement of financial assets. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value. The new standard also requires a single impairment method to be used. IFRS 9 is available for application, however, previous mandatory effective date of January 1, 2015 has been removed as the IASB decided that this date would not allow sufficient time for entities to apply the new standard because the impairment phase of the IFRS 9 has not yet been completed. The IASB will decide upon a new date when the entire IFRS 9 project is closer to completion.

The Company has not yet completed its evaluations of the effect of adopting the above standards and the impact it may have on its consolidated financial statements.

6.      ACCOUNTS AND GRANTS RECEIVABLE

	December 31, 2013	December 31, 2012

Trade receivable	$839,336	$1,429,226
Grants receivable (Note 14)	164,104	17,736
	$1,003,440	$1,446,962

7.      PROPERTY AND EQUIPMENT

Cost, December 31, 2011	$213,162
Additions	-
Effect of foreign exchange	(833)
Cost, December 31, 2012	$212,329
Additions	-
Effect of foreign exchange	3,270
Cost, December 31, 2013	$215,599

Accumulated depreciation, December 31, 2011	$164,841
Charge for the year	9,838
Effect of foreign exchange	(706)
Accumulated depreciation, December 31, 2012	$173,973
Charge for the year	7,624
Effect of foreign exchange	2,076
Accumulated depreciation, December 31, 2013	$183,673

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2013

(Expressed in Canadian Dollars, unless otherwise stated)

7.      PROPERTY AND EQUIPMENT (Cont’d)

Net book value, December 31, 2012	$38,356
Net book value, December 31, 2013	$31,926

8.      INTANGIBLES

	Software and web development	Content Platform	Customer Relationships	Total
Cost, December 31, 2011	$6,649,699	$1,477,112	$130,000	$8,256,811
Additions	142,464	-	-	142,464
Cost, December 31, 2012	6,792,163	1,477,112	130,000	8,399,275
Additions	431,711	-	-	431,711
Effect of foreign exchange	1,191	-	-	1,191
Cost, December 31, 2013	$7,225,065	$1,477,112	$130,000	$8,832,177

	Software and web development	Content Platform	Customer Relationships	Total
Accumulated depreciation, Dec 31, 2011	$6,583,618	$470,214	$103,458	$7,157,290
Charge of the year	42,978	296,232	26,542	365,752
Accumulated depreciation, Dec 31, 2012	6,626,596	766,446	130,000	7,523,042
Charge of the year	135,627	295,422	-	431,049
Effect of foreign exchange	1,191	-	-	1,191
Accumulated depreciation Dec. 31, 2013	$6,763,414	$1,061,868	$130,000	$7,955,282

Net book value, Dec. 31, 2012	$165,567	$710,666	$-	$876,233
Net book value, Dec. 31, 2013	$461,651	$415,244	$-	$876,895

The Company began commercial production and sale of its services and products during 2009 and started amortizing the cost of software and web development costs on a straight-line basis over the useful life of the assets which is estimated to be 3 years. During 2011, the Company recognized an impairment loss of $703,600 in relation to its software and web development in Speak2Me because the carrying value of the software and web development exceeded the expected recoverable amount. The recoverable amount is based on management’s best estimate of the selling price, less costs of disposal. In 2013, the Company focused on redesign and upgrade of its ELL suite of products and invested $431,049 in the product development cost. The ELL suite of products includes five different products, each designed to suit the needs of different demographic groups. The full project is expected to complete in 2015, however, the Company has started the commercial production and sale of one of these products. No impairment was recognized in 2013 and 2012.

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2013

(Expressed in Canadian Dollars, unless otherwise stated)

9.       LOANS PAYABLE

	December 31, 2013	December 31, 2012
Loans payable, interest bearing at 9% per annum with monthly interest payments, secured by a general security agreement and due on September 8, 2014(i)(ii)	$880,000	$890,000
Loans payable, interest bearing at 12% per annum(ii) with monthly interest payments, secured by accounts receivable and due on January 31, 2013	-	365,000
Unamortized transaction costs	(60,455)	(61,386)
	$819,545	$1,193,614

(i)

On September 8, 2013, the Company extended the term of the loan originally advanced on September 8, 2010, and extended for a further one-year term on September 8, 2011, 2012 and 2013. As additional consideration for the extension of the loan, the Company issued to the lenders an aggregate of 880,000 (2012 - 356,000) common shares of Lingo Media. The common shares were issued based on 10 per cent of the value of the loan, divided by the market value per common share on the date of issuance.

(ii)	Included in loans payable are loans amounting to $480,000 (2012 – $535,000) to related parties as disclosed in Note 21.

  10.     SHARE CAPITAL

a)	Authorized
Unlimited number of preference shares with no par value
Unlimited number of common shares with no par value

b)	Common shares - Transactions:

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

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2013

(Expressed in Canadian Dollars, unless otherwise stated)

10.    SHARE CAPITAL (Cont’d)

b)	Common shares - Transactions: (Cont’d)

(i)	(Cont’d)

On August 23, 2012, the expiry date of the Warrants was extended for additional 18 months to March 4, 2014 with all other conditions remaining the same.

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

In the absence of a reliable measure of the services received, the services have been measured at the value of the finder’s warrants issued. The warrants were valued using the Black-Scholes pricing model using the following assumption: weighted average risk free interest rates of 1.51% weighted average expected dividend yields of NIL, the weighted average expected common stock price volatility (based on historical trading) of 65%, a forfeiture rate of zero, a stock price of $0.80, and a weighted average expected life of 1.5 years. On August 23, 2012, the expiry date of the Warrants from the Second Financing was extended for an additional 18 months to May 11, 2014 with all other conditions remaining the same.

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

(iv)

On September 8, 2013, the Company extended the term of the $880,000 loan to September 8, 2014, originally advanced on September 8, 2010, and previously extended for a further one-year term on September 8, 2011 and 2012. As additional consideration for the extension of the loan, the Company respectively issued to the lenders an aggregate of 880,000 (2012 - 356,000) common shares of Lingo Media. The common shares were issued based on 10 per cent of the value of the loan, divided by a market price of $0.10 (2012 - $0.25) per common share. In the absence of a reliable measure of the services received, the services have been measured at the fair value of the common shares issued.

11.    SHARE-BASED PAYMENTS

In December 2011, the Company amended its stock option plan (the “2011 Plan“). The 2011 Plan was established to provide an incentive to employees, officers, directors and consultants of the Company and its subsidiaries. The maximum number of shares which may be reserved for issuance under the 2011 Plan is limited to 4,108,635 common shares less the number of shares reserved for issuance pursuant to options

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2013

(Expressed in Canadian Dollars, unless otherwise stated)

11.    SHARE-BASED PAYMENTS (Cont’d)

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

	Number of Options	Weighted Average Exercise Price
Outstanding as at December 31, 2011	2,035,070	$0.89
Granted	1,700,000	0.24
Expired	(227,570)	0.72
Forfeited	(437,000)	1.04
Outstanding as at December 31, 2012	3,070,500	$0.52
Granted	25,000	0.20
Expired	(105,000)	0.86
Forfeited	(207,250)	0.85
Outstanding as at December 31, 2013	2,783,250	0.48

Options exercisable as at December 31, 2012	1,934,534	$0.66
Options exercisable as at December 31, 2013	2,033,004	$0.55

The weighted average remaining contractual life for the stock options outstanding as at December 31, 2013 was 2.13 years (2012 –2.62 years). The range of exercise prices for the stock options outstanding as at December 31, 2013 was $0.20 - $1.75 (2012 - $0.24 - $2.00). The weighted average grant-date fair value of options granted to employees, consultants and directors during 2013 has been estimated at $0.20 (2012 - $0.24) using the Black-Scholes option-pricing model. The estimated fair value of the options granted is expensed over the options vesting periods.

The vesting periods on the options granted in 2013 are as follows, nil (2012 – 550,000) stock options vested immediately upon issuance, 25,000 (2012 - 750,000) stock options will vest quarterly over 18 months, and nil (2012 - 400,000) stock options will vest upon four consecutive quarters of Earnings before Interest, Tax and Amortization.

The pricing model assumes the weighted average risk free interest rates of 0.98% (2012 – 1.37%) weighted average expected dividend yields of NIL (2012 – NIL), the weighted average expected common stock price volatility (based on historical trading) of 93.57% (2012 – 82.64%), a forfeiture rate of zero, a weighted average stock price of $0.19 (2012 - $0.22), a weighted average exercise price of $0.20 (2012 - $0.24), and a weighted average expected life of 2 years (2012 – 4.73 years), which were estimated based on past experience with options and option contract specifics.

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2013

(Expressed in Canadian Dollars, unless otherwise stated)

12.    Warrants

The following summarizes the warrants outstanding:

	Weighted Average Remaining Contractual Life (Years)	Series	Number of Warrants	Weighted Average Exercise Price
	1.44	A	3,658,668	0.75
	0.80	B	1,875,000	0.75
December 31, 2013 and 2012			5,533,668	0.75

The 3,658,668 warrants issued on March 4, 2011 and the 1,875,000 warrants issued on May 11, 2011 had an expiry date of March 4, 2014 and May 11, 2014 respectively. The expiry dates have been extended subsequent to the balance sheet date (Note 22).

The following summarizes the compensation warrants outstanding:

	Series	Number of Warrants	Weighted Average Exercise Price

December 31, 2011		230,520
Expired	2011	(151,620)	0.60
Expired	2011	(78,900)	0.60
December 31, 2013 and 2012		Nil	Nil

13.     INCOME TAXES

The provision for income taxes reflects an effective income tax rate, which differs from the Canadian corporate income tax rate as follows:

	2013	2012	2011
Combined basic Canadian federal and provincial income tax rate	26.50%	26.50%	28.25%
Effective income tax recovery on loss from continuing operations before income taxes	$40,438	$(302,243)	$(1,274,549)
Increase (decrease) resulting from change in the deferred tax assets not recognized	283,976	2,244,155	1,208,000
Withholding tax on sales to China	233,799	208,040	186,019
Non-deductible items	19,416	66,027	148,483
Change in prior year estimates	(335,963)	(1,993,992)	(62,583)
	$241,666	$221,987	$205,370

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2013

(Expressed in Canadian Dollars, unless otherwise stated)

13.    INCOME TAXES (Cont’d)

The tax effect of temporary differences representing deferred tax assets is as follows:

	2013	2012
Deferred tax assets:
Operating loss carry forwards	$5,425,000	$5,128,000
Share issue costs	18,000	27,000
	$5,443,000	$5,155,000
Deferred tax assets not recognized	(5,175,000)	(4,890,000)
Deferred tax assets recognized	268,000	265,000
Software and web development costs	(269,000)	(269,000)
Property and equipment	1,000	4,000
Net deferred tax assets (liabilities)	$-	$-

Deferred tax assets and liabilities will be impacted by changes in tax laws and rates. The effects of these changes are not currently determinable. In assessing whether the deferred tax assets are realizable, Management considers whether it is probable that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of taxable income during the years in which those temporary differences become deductible.

Management considers projected taxable income, uncertainties related to the industry in which the Company operates and tax planning strategies in making this assessment. The Company has not recognized any benefit for these losses.

At December 31, 2013, the Company has non-capital losses available for carry forward for Canadian income tax purposes amounting to $20,472,135 (2012 - $19,352,905). These losses expire in the following fiscal years:

2014	$551,129
2015	767,114
2026	1,189,664
2027	1,067,640
2028	2,162,781
2029	2,991,207
2030	4,395,814
2031	5,184,479
2032	1,663,076
2033	499,231
$20,472,135

14.    GOVERNMENT GRANTS

Included as a reduction of selling, general and administrative expenses are government grants of $271,647 (2012 - $128,560), relating to the Company's publishing and software projects. At the end of the year, $164,104 (2012 - $17,736) is included in accounts and grants receivable.

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2013

(Expressed in Canadian Dollars, unless otherwise stated)

14.    GOVERNMENT GRANTS (Cont’d)

During 2008, the Company was audited by a government agency and was assessed with a repayment amount of $115,075 related to a publishing grant. In 2010, the Company was reassessed with a reduction to the repayment reassessment to $100,000 which was recorded in accrued liabilities and this audit finding was appealed by the Company. In 2013, the appeal was approved and the liability was re-assessed and reduced to $16,263, which was paid and the difference of $87,737 was recorded as grant revenue during the year.

One government grant for the print-based ELL segment is repayable in the event that the segment’s annual net income for each of the previous two years exceeds 15% of revenue. During the year, the conditions for the repayment of grants did not arise and no liability was recorded.

One grant, relating to the Company’s “Development of Comprehensive, Interactive Phonetic English Learning Solution” project, is repayable semi-annually at a royalty rate of 2.5% per year’s gross sales derived from this project until 100% of the grant is repaid. No royalty was paid in 2013 or 2012 as no sales were generated from this project.

15.    FINANCIAL INSTRUMENTS

Fair values

The carrying value of cash and accounts and grants receivable, approximates its fair value due to the liquidity of these instruments. The carrying value of accounts payables and accrued liabilities and loans payables approximates its fair value due to the requirement to extinguish the liabilities on demand or payable within a year.

Financial risk management objectives and policies

The financial risk arising from the Company’s operations are currency risk, liquidity risk and credit risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Group’s ability to continue as a going concern. The risks associated with these financial instruments and the policies on how to mitigate these risks are as follows:

Management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner. The Company’s Management oversees these risks. The Board of Directors reviews and agrees on policies for managing each of these risks are as follows:

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

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2013

(Expressed in Canadian Dollars, unless otherwise stated)

Foreign currency risk (Cont’d)

A 10% strengthening of the US dollars against Canadian dollars would have increased the net equity by $76,850 (2012 - $24,484) due to reduction in the value of net liability balance. A 10% of weakening of the US dollar against Canadian dollar at December 31, 2013 would have had the equal but opposite effect. The significant financial instruments of the Company, their carrying values and the exposure to other denominated monetary assets and liabilities, as of December 31, 2013 are as follows:

	US Denominated		China Denominated
	CAD	USD	CAD	RMB
Cash	40,826	43,422	1,577	8,978
Accounts receivable	794,664	788,497	691	3,935
Accounts payable	66,988	68,785	-	-

The carrying values and the exposure to other denominated monetary assets and liabilities as of December 31, 2012 are as follows:

	US Denominated		China Denominated
	CAD	USD	CAD	RMB
Cash	13,962	14,034	20,199	126,697
Accounts receivable	1,428,636	1,435,959	591	3,721
Accounts payable	61,763	62,079	-	-

*USD and RMB are converted at the prevailing year-end exchange rates.

Liquidity Risk

The Company manages its liquidity risk by preparing and monitoring forecasts of cash expenditures to ensure that it will have sufficient liquidity to meet liabilities when due. The Company’s accounts payable and accrued liabilities generally have maturities of less than 90 days. At December 31, 2013, the Company had cash of $78,091, accounts and grants receivable of $1,003,440 and prepaid and other receivables of $84,620 to settle current liabilities of $1,703,703.

Credit Risk

Credit risk refers to the risk that one party to a financial instrument will cause a financial loss for the counterparty by failing to discharge an obligation.   The Company is primarily exposed to credit risk through accounts receivable.   The maximum credit risk exposure is limited to the reported amounts of these financial assets. Credit risk is managed by ongoing review of the amount and aging of accounts receivable balances.   As at December 31, 2013, the Company has outstanding receivables of $1,003,440.  An allowance for doubtful accounts is taken on accounts receivable if the account has not been collected after a predetermined period of time and is offset to other operating expenses.

16.    ECONOMIC DEPENDENCE

The Company has sales to a major customer in 2013 and 2012, a government agency of the People’s Republic of China. The total percentage of sales to this customer during the year was 75% (2012 – 66%) and the total percentage of accounts receivable at December 31, 2013 was 68% (2012 – 87%).

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2013

(Expressed in Canadian Dollars, unless otherwise stated)

17.    CAPITAL MANAGEMENT

The Company’s primary objectives when managing capital are to (a) safeguard the Company’s ability to develop, market, distribute and sell ELL products, and (b) provide a sound capital structure for raising capital at a reasonable cost for the funding of ongoing development of its products and new growth initiatives. The Board of Directors does not establish quantitative capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company includes equity, comprised of issued share capital, warrants, share-based payments reserve and deficit, in the definition of capital. The Company is dependent on cash flow from co-publishing and distribution agreements and external financing to fund its activities. In order to carry out planned development of its products and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There has been no change to the Company’s capital management in 2013 or 2012.

18.    SEGMENTED INFORMATION

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

Segmented Information (Before Other Financial Items Below)

2013	Online English Language Learning	Print-Based English Language Learning	Total
Revenue	$466,869	$1,541,197	$2,008,066
Segment assets	1,215,023	999,567	2,214,590
Segment liabilities	496,975	1,206,728	1,703,703
Segment income (loss)	(419,444)	610,385	190,941

2012
Revenue	$680,321	$1,335,940	$2,016,261
Segment assets	1,269,953	1,390,695	2,660,648
Segment liabilities	814,887	1,428,469	2,243,356
Segment income (loss)	(969,533)	(6,075)	(975,608)

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2013

(Expressed in Canadian Dollars, unless otherwise stated)

18.    SEGMENTED INFORMATION (Cont’d)

Other Financial Items	2013	2012
Print-Based English Language Learning segment income (loss)	$610,385	$(6,075)
Online English Language Learning segment income (loss)	(419,444)	(969,533)
Foreign exchange	134,444	25,046
Interest and other financial	(240,516)	(168,769)
Stock-based compensation	(61,926)	(243,195)
Other comprehensive income	(79,274)	(2,211)
Total Comprehensive Loss	$(56,331)	$(1,364,737)

     Revenue by Geographic Region

	2013	2012
China	$1,543,753	$1,366,415
Other	464,313	649,846
	$2,008,066	$2,016,261

Identifiable Assets by Geographic Region

	2013	2012
Canada	$1,919,176	$2,510,182
China	295,414	150,466
	$2,214,590	$2,660,648

19.	COMMITMENTS AND CONTINGENCY

The Company has future minimum lease payments under operating leases for premises and equipment as follows:

2014	$230,896
2015	194,932
2016	40,091

The rent expense associated with operating lease for premise and equipment is recognized on a straight-line basis. As a result of the acquisition of ELL Technologies, the Company will owe royalties of 3-9% (Year 2) and 2-8% (Year 3) of ELL Technologies revenues based upon a number of gross revenue targets. Royalty amounts will be due on a quarterly basis. As of December 31, 2013, royalties in the amount of $117,314 (2012 - $100,206) have been expensed.

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2013

(Expressed in Canadian Dollars, unless otherwise stated)

20.     SUPPLEMENTAL CASH FLOW INFORMATION

	2013	2012
Income taxes and other taxes paid	$191,579	$147,707
Interest paid	$151,585	$93,648

Non-cash transactions:

(a)	In 2013, 880,000 shares of the Company, valued at $88,000, were issued to lenders as a bonus for the loan extension.

21.     RELATED PARTY BALANCES AND TRANSACTIONS

During the year, the Company had the following transactions with related parties, made in the normal course of operations, and accounted for at an amount of consideration established and agreed to by the Company and related parties.

(a)

Key management compensation was $228,800 (2012 – $312,000) and is reflected as consulting fees paid to corporations owned by a director and officers of the Company, of which, $340,944 (2012 -$277,092) is unpaid and included in accounts payable and accrued liabilities. Options granted to key management during the year are valued at $Nil (2012 - $84,055).

(b)

At the year end, the Company had loans payable bearing interest at 9% per annum due to corporations controlled by directors and officers of the Company in the amount of $480,000 (2012 - $435,000). Interest expense related to these loans is $48,731 (2012 - $45,271).

(c)

Common shares issued to lenders for the extension of the $880,000 (2012 - $890,000) loan include 480,000 (2012 – 174,000) common shares issued at $0.10 (2012 - $0.25) per share to lenders’ corporations controlled by directors and an officer.

22.     SUBSEQUENT EVENT

On February 14, 2014, approval was received from the Toronto Venture Exchange (TSXV) to extend the expiry of 3,658,668 warrants from March 4, 2014 to March 4, 2016 and 1,875,000 warrants from May 11, 2014 to May 11, 2016.

