Form 20-F
period 2014-12-31
LINGO MEDIA CORP
filed 2015-05-15
CIK 1177167

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Annual Report

FORM 20-F

    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)

         OF THE SECURITIES EXCHANGE ACT OF 1934

OR

    X    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

         THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

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

151 Bloor Street West, Suite 703, Toronto, Ontario, M5S 1S4 Canada

(Address of principal executive offices)

Michael Kraft, President & CEO

Tel: (416) 927-7000 x23 Fax: (416) 927-1222 Email: investor@lingomedia.com

Lingo Media Corporation 151 Bloor Street West, Suite 703, Toronto, Ontario, M5S 1S4 Canada

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 22,379,177

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined by Rule 405 of the Securities Act

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

Large accelerated filer ___Accelerated Filer ___Non-accelerated filer X

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ___ International Financial Reporting Standards as issued by Other ___the International Accounting Standards Board X

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

PART I

ITEM 1. Identity of Directors, Senior Management and Advisors

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Lingo Media Corporation (“Lingo Media” or the “Company”) is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of Ontario and its shares are listed on the TSX Venture Exchange under the symbol LM and inter-listed on the OTCQB Marketplace under the symbol LMDCF. The consolidated financial statements of the Company as at and for the year ended December 31, 2014 comprise the Company and its subsidiaries.

Lingo Media (www.lingomedia.com) is an ESL EdTech industry acquisition company whose goal is to ‘Change the way the world learns English’ combining education with technology. The Company is focused on online and print-based technologies and solutions through its four subsidiaries: Lingo Learning Inc. (Lingo Learning”), ELL Technologies Ltd. (“ELL Technologies”); Speak2Me Inc. (“Speak2Me”) and Parlo Corporation (“Parlo”). Lingo Learning is a print-based publisher of English language training programs. ELL Technologies is a globally-established English language learning multi-media and online training company. Speak2Me is a free-to-consumer advertising-based online English language learning service in China. Parlo is a fee-based online English language training and assessment service. (See Item 4 “Information on the Company – History and Development of the Company”)

The head office, principal address and registered and records office of the Company is located at 151 Bloor Street West, Suite 703, Toronto, Ontario, Canada, M5S 1S4.

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

The following data for the fiscal years ended December 31, 2014, 2013, 2012 and 2011 is derived from our consolidated financial statements prepared in accordance with IFRS (and the data for the fiscal year ended December 31, 2010 is derived from our consolidated financial statements prepared in accordance with Canadian GAAP) and all are expressed in Canadian Dollars.

	Fiscal Year Ended December 31
	2014	2013	2012	2011
Revenue	$2,512,464	$2,008,066	$2,016,261	$2,066,969
Profit/(Loss) from Operations	523,736	370,681	(996,816)	(4,203,274)
Total Comprehensive Profit/(Loss)	107,406	(56,331)	(1,364,737)	(4,799,626)
Total Assets	2,423,438	2,214,590	2,660,648	3,049,175
Current Assets	1,411,416	1,166,151	1,606,441	1,761,715
Issued Share Capital	22,379,177	21,779,177	20,899,177	20,543,177
Weighted Average Number of Common Shares Outstanding	21,986,300	21,174,026	20,652,415	18,797,185
Total Equity	743,956	510,887	417,292	1,449,834
Dividends per Common Share	NIL	NIL	NIL	NIL
Basic and Diluted Earnings/ (Loss) per Share	$0.01	$(0.00)	$(0.07)	$(0.25)

The following selected financial data has been extracted from the consolidated financial statements previously filed with our Annual Reports on Form 20-F for the 2010 fiscal year, which were prepared in accordance with Canadian GAAP and reconciled to accounting principles generally accepted in the United States (“US GAAP”).

Fiscal Year Ended December 31
2010
Revenue from Continuing Operation	$1,985,153
Loss from Continuing Operations	(3,679,127)
Loss from Discontinued Operations	-
Total Comprehensive Loss	(3,679,127)
Total Assets	5,700,522
Current Assets	1,255,472
Issued Share Capital	13,949,189
Weighted Number of Common Shares	13,277,226
Total Equity	1,716,212
Dividends per Common Share	NIL
Basic and Diluted Loss per Share from Continuing Operations	(0.28)
Basic and Diluted Loss per Share from Discontinued Operations	-
US GAAP Loss from Continuing Operations	(3,679,127)
US GAAP Loss from Discontinued Operations	-
US GAAP Total Comprehensive Loss	(1,746,530)
US GAAP Total Assets	2,851,294
US GAAP Equity	(1,133,016)
US GAAP Loss per Share from Continuing Operations	(0.13)
US GAAP Loss per Share from Discontinued Operations	-

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

Table No. 4

U.S. Dollar/Canadian Dollar

	Average	High	Low	Close
Mar - 15	1.2619	1.2803	1.2440	1.2683
Feb - 15	1.2500	1.2635	1.2403	1.2508
Jan - 15	1.2115	1.2717	1.1728	1.2717
Dec - 14	1.1532	1.1643	1.1344	1.1601
Nov -14	1.1326	1.1427	1.1236	1.1427
Oct - 14	1.1213	1.1289	1.1136	1.1275
Sep - 14	1.1012	1.1208	1.0863	1.1208
Aug - 14	1.0927	1.0982	1.0857	1.0858
Jul - 14	1.0739	1.0909	1.0634	1.0890
Jun - 14	1.0831	1.0937	1.0676	1.0676
May -14	1.0893	1.0973	1.0837	1.0867
Apr - 14	1.0991	1.1042	1.0903	1.0957

Fiscal Yr Ended Dec., 31, 2014	1.1048	1.1643	1.0614	1.1601
Fiscal Yr Ended Dec., 31, 2013	1.0302	1.0697	0.9839	1.0636
Fiscal Yr Ended Dec. 31, 2012	0.9996	1.0279	0.9790	0.9902
Fiscal Yr Ended Dec. 31, 2011	0.9959	1.0130	0.98	0.9944
Fiscal Yr Ended Dec. 31, 2010	1.0295	1.0778	0.9946	0.9946

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

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in underlying foreign exchange rates. The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s operating activities (when revenue or expense is denominated in a different currency from the Company’s functional currency) and the Company’s net investments in foreign subsidiaries. The Company operates internationally and is exposed to foreign exchange risk as certain expenditures are denominated in non-Canadian Dollar currencies.

A 10% strengthening of the US Dollar against the Canadian Dollar would have increased the net equity by $90,365 (2013 - $76,850) due to reduction in the value of net liability balance. A 10% of weakening of the US Dollar against the Canadian Dollar at December 31, 2014 would have had the equal but opposite effect. The significant financial instruments of the Company, their carrying values and the exposure to other denominated monetary assets and liabilities, as of December 31, 2014 are as follows:

	US Denominated	China Denominated	Euro Denominated
	USD	RMB	Euro
Cash	-	18,412	11,091
Accounts receivable	681,916	-	16,691
Accounts payable	45,926	-	-

The carrying values and the exposure to other denominated monetary assets and liabilities as of December 31, 2013 are as follows:

	US Denominated	China Denominated
	USD	RMB
Cash	43,422	8,978
Accounts receivable	788,497	3,935
Accounts payable	68,785	-

Liquidity Risk

The Company manages its liquidity risk by preparing and monitoring forecasts of cash expenditures to ensure that it will have sufficient liquidity to meet liabilities when due. The Company’s accounts payable and accrued liabilities generally have maturities of less than 90 days. At December 31, 2014, the Company had cash of $477,001(2013 - $78,091), accounts and grants receivable of $849,344 (2013 - $1,003,440) and prepaid and other receivables of $85,071 (2013- $84,620) to settle current liabilities of $1,679,482 (2013 - $1,703,703).

Credit Risk

Credit risk refers to the risk that one party to a financial instrument will cause a financial loss for the counterparty by failing to discharge an obligation. The Company is primarily exposed to credit risk through accounts receivable. The maximum credit risk exposure is limited to the reported amounts of these financial assets. Credit risk is managed by ongoing review of the amount and aging of accounts receivable balances. As at December 31, 2014, the Company has outstanding receivables of $849,344 (2013- $1,003,440). An allowance for doubtful accounts is taken on accounts receivable if the account has not been collected after a predetermined period of time and is offset against other operating expenses. The Company deposits its cash with high credit quality financial institutions, with the majority deposited within Canadian Tier 1 Banks.

Dependence on Major Customer

The Company has sales to a major customer in 2014 and 2013, a government agency of the People’s Republic of China. The total percentage of sales to this customer during the year was 65% (2013 – 75%, 2012 – 66%) and the total percentage of accounts receivable at December 31, 2014 was 84% (2013 – 68%, 2012 – 87%).

Market Trends and Business Uncertainties

Lingo Media believes that the trends in English language learning in China are strong and continue to grow. Developing countries around the world, specifically in the Far East and Latin America, are expanding their mandates for the teaching of English to students, young professionals and adults. Although the outlook for learning English in China, other Far East countries, and Latin America remains positive, there can be no assurance that this trend will continue or that the Company will benefit from this trend.

If our major customer and distributors of our print-based products in China fail to devote sufficient time and resources to our business, or if their performance is substandard, our revenues will be materially adversely affected. We have no experience in directly distributing our products in China and no internal capability to do so yet. We have and will continue to establish collaborative relationships, and those relationships may expose us to a number of other unidentifiable risks.

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

The Company’s delivery infrastructure is susceptible to natural or man-made disasters such as earthquakes, floods, fires, power loss and sabotage, as well as interruptions from technology malfunctions, computer viruses and hacker attacks. Other potential service interruptions may result from unanticipated demands on network infrastructure, increased traffic or problems in customer service. Significant disruptions in the delivery infrastructure could harm the Company’s goodwill and its brands and ultimately could significantly and negatively impact the amount of revenue it may earn from its service. Like all Internet transmissions, our services may be subject to interception and malicious attack. Pirates may be able to obtain or copy our products without paying fees. The delivery infrastructure is exposed to spam, viruses, worms, Trojan horses, malware, spyware, denial of service or other attacks by hackers and other acts of malice. The Company uses security measures intended to make theft of its software more difficult. However, if the Company is required to upgrade or replace existing security technology, the cost of such security upgrades or replacements could have a material adverse effect on our financial condition, profitability and cash flows.

Limited Intellectual Property Protection

The Company relies on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary rights. In addition, our success may depend, in part, on its ability to obtain patent protection and operate without infringing the rights of third parties. There can be no assurance that, once filed, the Company’s patent applications will be successful, that we will develop future proprietary products that are patentable, that any issued patents will provide us with any competitive advantages or will not be successfully challenged by any third parties or that the patents of others will not have an adverse effect on the ability of the Company to do business. In addition, there can be no assurance that others will not independently develop similar products, duplicate some or all of our products or, if patents are issued, design their products so as to circumvent the patent protection held by the Company. We protect our product documentation and other written materials under trade secret and copyright laws which afford only limited protection. Despite precautions taken by the Company, it may be possible for unauthorized third parties to copy aspects of our business and marketing plans or future strategic documents or to obtain and use information that we regard as proprietary. There can be no assurance that the Company’s means of protecting its proprietary rights will be adequate or that our competitors will not independently develop similar or superior technology. Litigation may be necessary in the future to enforce our intellectual property rights, to protect trade secrets or to determine the validity and scope of the propriety rights of others. Such litigation could result in substantial costs and diversion of resources, and there can be no guarantee of the ultimate success thereof.

Government Regulation and Licensing

The Company’s operations may be subject to Canadian and foreign provincial and/or state and federal regulations and licensing. There can be no assurance that we will be able to comply with the regulations or secure and maintain the required licensing for its operations. Government regulation and licensing could seriously impact our ability to achieve its financial and operational objectives. The Company is subject to local, provincial and/or state, federal, and international laws affecting companies conducting business on the Internet, including user privacy laws, laws giving special protection to children, regulations prohibiting unfair and deceptive trade practices and laws addressing issues such as freedom of expression, pricing and access charges, quality of products and services, taxation, advertising, intellectual property rights and information security. The restrictions imposed by and the costs of complying with, current and possible future laws and regulations related to its business could limit our growth and reduce client base and revenue.

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

Economic Conditions

Unfavorable economic and market conditions could increase our financing costs, reduce demand for its products and services, limit access to capital markets and negatively impact any access to future credit facilities. Expenditures by advertisers tend to be cyclical, reflecting overall economic conditions as well as budgeting and buying patterns.

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

Uncertainty of Assumptions Underlying Business Plan

The Company’s business plan is based upon numerous assumptions that may later prove to be incorrect. The Company’s ability to adhere to its business plan will depend upon a variety of factors, many of which are beyond the Company’s control. Likewise, the Company’s management is not bound to follow its business plan, and may elect to adopt other strategies and courses of action based upon changes in circumstances and/or market conditions. The Company cannot assure that the actual results of the Company’s operations will materially conform to its business plan.

Success Dependent on Key Management Personnel

The success of the Company is highly dependent on the skills, experience and successful performance of the Company’s management team. The loss of such services could adversely affect development of the Company’s business, revenues, cash flows and profitability.

Managing Growth

The Company must expand its business to achieve profitability. Any further expansion of the Company’s business may strain its current managerial, financial, operational, and other resources. Success in managing this expansion and growth will depend, in part, upon the ability of senior management to manage growth effectively. Any failure to do so may lead to inefficiencies and redundancies, and result in reduced growth prospects. As a result, the Company’s profitability, if any, may be curtailed or eliminated.

Supply Failures

The Company relies on third parties for the timely supply of maintenance services. Although the Company actively manages these third party relationships to ensure continuity of services on time and to its required specifications, some events beyond its control could result in the complete or partial failure of services or services not being delivered on time. Any such failure could negatively affect the Company’s operating results.

Our Public Trading Market is Highly Volatile

The Company's common shares trade on the TSX Venture Exchange under the symbol "LM", and on the OTCQB under the symbol “LMDCF”.

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

Penny Stock Rules

Our common shares are quoted on the OTCQB Marketplace; a FINRA sponsored and operated quotation system for equity securities. It is a more limited trading market than the NASDAQ Capital Market, and timely, accurate quotations of the price of our common shares may not always be available. You may expect trading volume to be low in such a market. Consequently, the activity of only a few shares may affect the market and may result in wide swings in price and in volume.

Our common shares are listed on the OTCQB Marketplace, and are subject to the requirements of Rule 15(g)- 9, promulgated under the Securities Exchange Act as long as the price of our common shares is below $5.00 per share. Under such rule, broker-dealers who recommend low-priced securities to persons other than established customers and accredited investors must satisfy special sales practice requirements, including a requirement that they make an individualized written suitability determination for the purchaser and receive the purchaser’s consent prior to the transaction. The Securities Enforcement Remedies and Penny Stock Reform Act of 1990 also requires additional disclosure in connection with any trade involving a stock defined as a penny stock. Generally, the Commission defines a penny stock as any equity security not traded on an exchange or quoted on NASDAQ that has a market price of less than $5.00 per share. The required penny stock disclosures include the delivery, prior to any transaction, of a disclosure schedule explaining the penny stock market and the risks associated with it. Such requirements could severely limit the market liquidity of the securities and the ability of purchasers to sell their securities in the secondary market.

The stock market has experienced significant price and volume fluctuations, and the market prices of companies, have been highly volatile. Investors may not be able to sell their shares at or above the then current, OTCQB price. In addition, our results of operations during future fiscal periods might fail to meet the expectations of stock market analysts and investors. This failure could lead the market price of our common shares to decline.

There is Uncertainty as to the Company’s Shareholders’ Ability to Enforce Civil Liabilities Both Within and Outside of the United States

The preponderance of our assets are located outside the United States and are held through companies incorporated under the laws of Canada, China, Hong Kong, and the United Kingdom and representative office in China. In addition, all of our directors and officers are nationals and/or residents of countries other than the United States. All or a substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for shareholders to effect service of process within the United States upon these persons. In addition, investors may have difficulty enforcing, both in and outside the United States, judgments based upon the civil liability provisions of the Securities laws of the United States or any State thereof.

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

The Company currently has four active subsidiaries: Lingo Learning Inc. "LLI", ELL Technologies Ltd. (“ELL Technologies”), Speak2Me Inc. and Parlo Corporation (“Parlo”)

Lingo Learning Inc. was incorporated pursuant to the Business Corporations Act (Ontario) on November 21, 1994 under the name Alpha Corporation. Alpha Corporation changed its name to Lingo Media Ltd. on August 25, 2000 and again on March 6, 2008 to Lingo Learning Inc.

ELL Technologies Ltd. was incorporated pursuant to the Business Corporations Act (Ontario) on February 23, 2012 under the name 2318041 Ontario Inc. 2318041 Ontario Inc. changed its name to ELL Technologies Ltd. on January 15, 2014.

Speak2Me Inc. was incorporated pursuant to the Business Corporations Act (Ontario) on February 22, 2007.

Parlo Corporation was incorporated pursuant to the Business Corporations Act (Ontario) on September 24, 2009.

The Company’s Executive Office is located at:

151 Bloor Street West

Suite 703

Toronto, Ontario, M5S 1S4 Canada

Telephone: (416) 927-7000

Facsimile: (416) 927-1222

E-mail: investor@lingomedia.com

Website: www.lingomedia.com

The Company’s Beijing Representative Office is located at:

Suite 1805, Tower B, Fuli Twins Tower,

#55 Middle Road East Third Ring,

Chaoyang District,

Beijing 100022, China

The Company's fiscal year ends on December 31st.

The Company's common shares trade on the TSX Venture Exchange under the symbol "LM", on the OTCQB under the symbol “LMDCF” and are quoted on the Berlin-Bremen Stock Exchange under the symbol “LIM.BE” and the German securities code is (WKN) 121226.

4.B.      BUSINESS OVERVIEW

Background

Lingo Media (www.lingomedia.com) is an ESL EdTech industry acquisition company whose goal is to ‘Change the way the world learns English’ combining education with technology. The Company is focused on online and print-based technologies and solutions through its four subsidiaries: Lingo Learning Inc. (Lingo Learning”), ELL Technologies Ltd. (“ELL Technologies”); Speak2Me Inc. (“Speak2Me”) and Parlo Corporation (“Parlo”). Lingo Learning is a print-based publisher of English language training programs. ELL Technologies is a globally-established English language learning multi-media and online training company. Speak2Me is a free-to-consumer advertising-based online English language learning service in China. Parlo is a fee-based online English language training and assessment service. Lingo Media has formed successful relationships with key government and industry organizations, establishing a strong presence in China’s education market of more than 300 million students. The Company is extending its global reach, with an initial market expansion into Latin America and continues to expand its product offerings and technology applications.

As of December 31, 2014, the Company operated two distinct business segments as follows:

Print-Based English Language Learning

The Company continues to maintain and to grow its legacy business of earning royalty revenue through its subsidiary Lingo Learning Inc., a print-based publisher of English language training programs in China since 2001. Lingo Learning has an established presence in China’s education market of over 300 million students. To date, it has co-published more than 520 million units from its library of program titles.

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

Co-Publishing Partner in China

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

Online English Language Learning

(i) Training Model

ELL Technologies, acquired in 2010, offers more than 1,700 hours of interactive learning through a number of product offerings that include Scholar, Master, Kids, and other tailor-made solutions. ELL Technologies is marketed in 12 countries through a network of distributors and earns its revenues from the sale from licensing and subscription fees.

To further leverage its Speak2Me lesson and technology platform, the Company acquired Parlo in 2009 to expand its online offerings to include fee-based spoken English training solutions for corporations, governments, and educational institutions. This fee-based training service incorporates a reporting platform in the form of a Learning Management System for human resources administrators. Parlo’s spoken language learning platform has now been integrated into ELL Technologies.

(ii) Social Learning Model

The Company has operated an online English language learning service in China through www.Speak2Me.cn that included a unique social learning infrastructure. This website incorporated its proven pedagogy with fun, interactive lesson modules to address the rapidly growing need for spoken English in China. Speak2Me's platform uses speech recognition technology to teach spoken English online through more than 350 targeted lessons that engage users in interactive conversations with a virtual instructor.

Segmented Information (Before Other Financial Items Below)

2014	Online English Language Learning	Print-Based English Language Learning	Total
Segmented assets	$ 1,407,525	$ 1,015,913	$ 2,423,438
Segmented liabilities	623,349	1,056,134	1,679,483
Segmented revenue	831,650	1,680,814	2,512,464
Segmented direct costs	286,945	95,649	382,594
Segmented selling, general & administrative	307,361	642,868	950,229
Segmented intangible amortization	582,857	-	582,857
Segmented other expense	3,652	272,853	276,505
Segmented income (loss)	(349,165)	669,444	320,279
Segmented intangible addition	544,635	-	544,635

2013	Online English Language Learning	Print-Based English Language Learning	Total
Segmented assets	$ 1,215,023	$ 999,567	$ 2,214,590
Segmented liabilities	496,975	1,206,728	1,703,703
Segmented revenue	466,869	1,541,197	2,008,066
Segmented direct costs	153,200	42,124	195,324
Segmented selling, general & administrative	295,893	645,569	941,462
Segmented intangible amortization	431,049	-	431,049
Segmented other expense	6,171	243,119	249,290
Segmented income (loss)	(419,444)	610,385	190,941
Segmented intangible addition	431,711	-	431,711

2012	Online English Language Learning	Print-Based English Language Learning	Total
Segmented assets	$ 1,269,953	$ 1,390,695	$ 2,660,648
Segmented liabilities	814,887	1,428,469	2,243,356
Segmented revenue	680,321	1,335,940	2,016,261
Segmented direct costs	261,341	11,714	273,055
Segmented selling, general & administrative	1,014,346	1,106,890	2,121,236
Segmented intangible amortization	365,752	-	365,752
Segmented other expense	8,415	223,411	231,826
Segmented income (loss)	(969,533)	(6,075)	(975,608)
Segmented intangible addition	143,215	-	143,215

2011	Online English Language Learning	Print-Based English Language Learning	Total
Segmented assets	$ 1,610,229	$ 1,438,946	$ 3,049,175
Segmented liabilities	656,422	942,919	1,599,341
Segmented revenue	829,589	1,237,380	2,066,969
Segmented direct costs	168,013	(26,264)	141,749
Segmented selling, general & administrative	1,474,810	865,745	2,340,555
Segmented intangible amortization	2,544,818	-	2,544,818
Segmented other expense	891,386	213,991	1,105,377
Segmented income (loss)	(4,074,438)	(743,938)	(4,818,376)
Segmented intangible addition	138,681	-	138,681

Other Financial Items	2014	2013	2012	2011
Print-Based English Language Learning segmented income (loss)	$ 669,444	$ 610,385	$ (6,075)	$ 183,908
Online English Language Learning segmented income (loss)	(349,165)	(419,444)	(969,533)	(4,074,438)
Foreign exchange gain	106,437	134,444	25,046	19,709
Interest and other financial	(217,040)	(240,516)	(168,769)	(328,112)
Stock-based payments	(65,663)	(61,926)	(243,195)	(518,114)
Other comprehensive income	(36,607)	(79,274)	(2,211)	(82,579)
Total Comprehensive Loss	$ 107,406	$ (56,331)	$ (1,364,737)	$ (4,799,626)

Revenue by Geographic Region

	2014	2013	2012	2011
China	$ 1,822,660	$ 1,543,753	$ 1,366,415	$ 1,320,945
Other	689,804	464,313	649,846	746,024
	$ 2,512,464	$ 2,008,066	$ 2,016,261	$ 2,066,969

Identifiable Assets by Geographic Region

	2014	2013	2012	2011
Canada	$ 2,410,202	$ 1,919,176	$ 2,510,182	$ 2,923,211
China	13,236	295,414	150,466	121,964
	$ 2,423,438	$ 2,214,590	$ 2,660,648	$ 3,049,175

Intangibles	Software and Web Development	Content Platform	Customer Relationships	Total
Cost, January 1, 2011	6,523,227	1,477,112	130,000	8,130,339
Additions	126,472	-	-	126,472
Cost, December 31, 2011	6,649,699	1,477,112	130,000	8,256,811
Additions	142,464	-	-	142,464
Cost, December 31, 2012	6,792,163	1,477,112	130,000	8,399,275
Additions	431,711	-	-	431,711
Effect of foreign exchange	1,191	-	-	1,191
Cost, December 31, 2013	7,225,065	1,477,112	130,000	8,832,117
Additions	544,635	-	-	544,635
Effect of foreign exchange	11,911	-	-	11,911
Cost, December 31, 2014	7,781,611	1,477,112	130,000	9,388,723

Intangibles	Software and Web Development	Content Platform	Customer Relationships	Total
Accumulated depreciation, January 31, 2011	3,695,622	174,792	130,000	4,000,414
Charge for the year	2,184,396	295,422	-	2,479,818
Impairment Loss	703,600	-	-	703,600
Accumulated depreciation, December 31, 2011	6,583,618	470,214	130,000	7,183,832
Charge for the year	42,978	296,232	-	339,210
Accumulated depreciation, December 31, 2012	6,626,596	766,446	130,000	7,523,042
Charge for the year	135,627	295,422	-	431,049
Effect of foreign exchange	1,191	-	-	1,191
Accumulated depreciation, December 31, 2013	6,763,414	1,061,868	130,000	7,955,282
Charge for the year	287,435	295,422	-	582,857
Effect of foreign exchange	2,986	-	-	2,986
Accumulated depreciation, December 31, 2014	7,053,835	1,357,290	130,000	8,541,125

Net book value, December 31, 2011	66,081	1,006,898	26,542	1,099,521
Net book value, December 31, 2012	165,567	710,666	-	876,233
Net book value, December 31, 2013	461,651	415,244	-	876,895
Net book value, December 31, 2014	727,776	119,822	-	847,598

The Company began commercial production and sale of its services and products during 2009 and started amortizing the cost of software and web development costs on a straight-line basis over the useful life of the assets which is estimated to be 3 years. During 2011, the Company recognized an impairment loss of $703,600 in relation to its software and web development in Speak2Me because the carrying value of the software and web development exceeded the expected recoverable amount. The recoverable amount is based on management’s best estimate of the selling price, less costs to sell. In 2014, the Company focused on redesign and upgrade of its ELL Technologies suite of products and invested $544,635 in the product development cost. The project is expected to be complete in 2015, however, the Company has started the commercial production and sale of some of its products. No impairment was recognized in 2013 or 2014.

4.C.      Organization Structure

See 4.A. “History and Development of the Company” for more information.

Name of subsidiary	Principal activity	Place of incorporation and operation	Proportion of ownership interest and voting rights held
			December 31, 2014	December 31, 2013	December 31, 2012
Lingo Learning Inc.	Developer and publisher of English language learning print and audio-based products	Canada	100%	100%	100%
ELL Technologies Ltd.¹	English language learning multi-media & online training service	Canada	100%	100%	100%
ELL Technologies Limited	English language learning multi-media & online training service	U.K.	100%	100%	100%
Speak2Me Inc.	Free English language learning online service	Canada	100%	100%	100%
Parlo Corporation	Fee-based online English language learning training and assessment service	Canada	100%	100%	100%

Notes:

1.	This subsidiary was incorporated in February 2012.

4.D.      Property and Equipment

The Company’s executive offices are located in rented premises of approximately 4,270 sq. ft. at 151 Bloor Street West, Suite 703, Toronto, Ontario, M5S 1S4 Canada. The Company began occupying these facilities, through its subsidiary Lingo Learning Inc. in March 2006.

The Company’s Beijing representative offices are located in rented premises of approximately 2,174 sq. ft. at Suite 1805, Tower B, Fuli Twins Tower, #55 Middle Road East Third Ring, Chaoyang District Beijing, China, 100022

The Company has office equipment, furniture and computer equipment located in these offices and for the fiscal years ended December 31, 2014, 2013, 2012, 2011, and 2010, they have a net carrying value of $24,806, $31,926, $38,356, $48,321, and $58,161, respectively.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended December 31, 2014, December 31, 2013, and December 31, 2012 should be read in conjunction with the consolidated financial statements of the Company and the notes thereon.

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

These consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business. The Company has incurred significant losses over the years. During the year ended December 31, 2014, the Company reported a net profit of $144,013 (2013 – net profit of $22,943; 2012 – net loss of $1,362,526), positive cash flows from operations of $953,081 (2013 - $845,554; 2012 - negative cash flows from operations of $665,304).  As at December 31, 2014, the Company had a working capital deficiency of $268,066 (2013-$537,552).  The Company’s success depends on the continued profitable commercialization of its online English language learning technology programs.  Given the fact that the Company has had an increase in revenue of $504,398, increase in net profit of $121,070 and an increase in cash flows of $398,910, and the Company’s current operating and financial plans, management of the Company believes that it will have sufficient access to financial resources to fund the Company’s planned operations through fiscal 2015.

Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except as otherwise noted. The comparative figures presented in the consolidated financial statements are in accordance with IFRS.

Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and the entities controlled by the Company (the “Group”) as at December 31, 2014. Control exists when the Company is exposed to, or has the rights to variable returns from its involvement with the entity and has the ability to affect these returns through its power over the entity.

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

Functional and presentation currency

The functional currency is the currency of the primary economic environment in which the entity operates and has been determined for each entity within the Group. These consolidated financial statements are presented in Canadian Dollars, which is the Company’s functional currency and presentation currency. The functional currency of ELL Technologies is the United States Dollar (“USD”) and the functional currency of Speak2Me is Chinese Renminbi (“RMB”). All other subsidiaries’ functional currency is Canadian Dollar (“CAD”).

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

Information about critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

●	Determination of functional and presentation currency
●	Determination of the recoverability of the carrying value of intangible assets and goodwill
●	Determination and recognition of long-term revenue contracts
●	Recognition of government grant and grant receivable
●	Recognition of deferred tax assets
●	Valuation of share-based payments
●	Recognition of provisions and contingent liabilities
●	Assessing whether material uncertainties exist that would cause doubt as to whether the Company could continue as a going concern.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition

Revenue from fee-based English language training and assessment services and licenses are recognized on a straight line basis over the term of the agreement and when collectability is reasonably assured.

When the outcome of a contract cannot be reliably estimated, all contract related costs are expensed and revenues are recognized only to the extent that those costs are recoverable. When the uncertainties that prevented reliable estimation of the outcome of a contract no longer exist, contract revenue and expenses are recognized using the percentage of completion method. During the year ended December 31, 2014, the Company had one long-term contract, for which revenues of $230,000 were recognized based on the cost recovery method.

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

Software and web development costs

The Company capitalizes all costs related to the development of its free-to-consumer and fee-based ELL products and services when the feasibility and profitability of the project can be reasonably considered certain. Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized if the product or process is technically and commercially feasible and the Group has sufficient resources to complete development. The expenditure capitalized includes the cost of materials and direct labour. Other development expenditure is recognized in the statement of comprehensive income as an expense as incurred. Capitalized development expenditure is stated at cost less accumulated amortization and impairment losses. The software and web development cost are being amortized on a straight-line basis over the useful life of the asset, which is estimated to be 3 years.

Content Platform

In 2010, the Company acquired a content platform which was already commercialized. The content platform costs are being amortized on a straight-line basis over the useful life of the asset which is estimated to be 5 years.

Customer relationships

The Company acquired customer relationships through its acquisition of ELL Technologies. The customer relationships are being amortized on a straight-line basis over the useful life of the asset which is estimated to be 2 years. As at December 31, 2014, customer relationships were fully amortized.

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

However, deferred taxation is not recognized if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred taxation is determined using tax rates (and laws) that have been enacted or substantially enacted by the reporting date and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.

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

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to offset current income tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Foreign currency translation

Foreign currency transactions are initially recorded in the functional currency at the transaction date exchange rate. At the balance sheet date, monetary assets and liabilities denominated in a foreign currency are translated into the functional currency at the reporting date exchange rate. Foreign exchange gains and losses resulting from the settlement of such transactions and from the re-measurement of monetary items at year-end exchange rates are recognized in the income statement.

Non-monetary items measured at historical cost are translated using the historical exchange rate. Non-monetary items measured at fair value are translated using the exchange rates at the date when fair value was determined.

Financial statements of subsidiaries, affiliates and joint ventures for which the functional currency is not the Canadian Dollar are translated into Canadian Dollars as follows: all asset and liability accounts are translated at the balance sheet exchange rate and all earnings and expense accounts and cash flow statement items are translated at average exchange rates for the period. The resulting translation gains and losses are recorded as foreign currency translation adjustments in other comprehensive income and recorded in Accumulated other comprehensive income in equity. On disposal of a foreign operation the cumulative translation differences recognized in equity are reclassified to the income statement and recognized as part of the gain or loss on disposal. Goodwill and fair value adjustments arising on the acquisition of a foreign entity have been treated as assets and liabilities of the foreign entity and translated into Canadian Dollars at the balance sheet rate.

Foreign exchange gains or losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which in substance is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive income in accumulated other comprehensive income.

Earnings (loss) per share

Earnings (loss) per share is computed by dividing the earnings (loss) for the year by the weighted average number of common shares outstanding during the year, including contingently issuable shares which are included when the conditions necessary for issuance have been met. Diluted earnings per share is calculated in a similar manner, except that the weighted average number of common shares outstanding is increased to include potentially issuable common shares from the assumed exercise of common share purchase options and warrants, if dilutive. During the year ended December 31, 2014, all the outstanding stock options, warrants and brokers’ warrants were anti-dilutive.

Share-based compensation plan

The Stock Option Plan allows Company management, employees, directors and consultants to acquire shares of the Company. The fair value of share-based payment awards granted is recognized as an employee or consultant expense with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

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

Operating Results

Financial information for the year ended December 31, 2014, 2013, 2012 and 2011 was prepared in accordance with IFRS as issued by the IASB.

Fiscal Year Ended December 31, 2014 vs. Fiscal Year Ended December 31, 2013

Revenues from print-based English language learning for the year ended December 31, 2014 were $1,680,814 compared to $1,541,197 for fiscal 2013. Direct costs associated with publishing revenue are kept to a minimum and has been consistent throughout the years. The Company continues to maintain its relationship with PEP and is investing in the development of its existing and new programs and marketing activities to maintain and increase its royalty revenues.

Publishing revenue for the year ended December 31, 2014 increased 9% compared to fiscal 2013. This increase is mainly attributed to the increased royalties through licensing sales to local publishers rather than direct sales made by PEP. Since the State Ministry of Education has mandated the increase of licensing sales vs. direct sales to local publishers, PEP had increased its licensing sales revenues. The Company expects this trend to continue but it does not have any control over PEP’s attempt to enter into licensing sales vs. direct sales with additional local publishers.

In 2014, Lingo Media generated $831,650 in online English language learning revenue as compared to $466,869 in 2013, an increase of 78%. This increase in sales is due to the Company’s increased sales efforts related to its ELL Technologies redesigned suite of products. The Company has completely redesigned the user interface, learning management system and the multi-browser delivery system for desktops and tablets for its ELL Technologies suite of products including Scholar, Master, and Kids. The product overhaul has been completed and full sales efforts have resumed in 2014.

Selling, General and Administrative Costs

Selling, general and administrative expenses were $950,229 in fiscal 2014 compared to $941,462 for fiscal 2013, an increase of 1%. Selling, general and administrative expenses for the two segments are segregated below.

(i) Print-Based English Language Learning

Selling, general and administrative costs for print-based publishing decreased from 2013 to 2014. The decrease in sales, marketing & administration, travel and premises was primarily due to cost rationalization efforts in 2014. The following is a breakdown of selling, general and administrative costs directly related to print-based English language learning:

	2014	2013
Sales, marketing & administration	$ 142,544	$189,676
Consulting fees	382,564	396,809
Travel	60,007	84,705
Premises	111,598	131,257
Shareholder service	49,399	54,073
Professional fees	79,887	60,696
Less: Grants	(183,131)	(271,647)
	$ 642,868	$645,569

(ii) Online English Language Learning

Selling, general and administrative costs related to online English language learning were $307,361 for fiscal 2014 compared to $295,893 in 2013. Selling, general and administrative costs for this business unit increased in 2014 as a result of the increase in operations and revenue growth. The following is a breakdown of selling, general and administrative costs directly related to Online English Language Learning:

	2014	2013
Sales, marketing & administration	$ 166,207	$ 133,138
Consulting fees and salaries	79,588	69,213
Travel	13,136	7,990
Premises	45,888	32,814
Shareholder service	-	-
Professional fees	60,876	52,738
Grant repayment accrual	(58,334)	-
	$ 307,361	$ 295,893
Total	950,229	941,462

Government Grants

Lingo Media makes applications to the Canadian government for various types of grants to support its publishing and international marketing activities. Each year, the amount of any grant may vary depending on certain eligibility criteria (including prior year revenues) and the monies available to and the number of eligible candidates. These government grants are recorded as a reduction of general and administrative expenses to offset direct costs funded by the grant. During the year, the Company recorded $241,465 of such grants.

One government grant for the print-based English language learning segment is repayable in the event that the segment’s annual net income for each of the previous two years exceeds 15% of revenue and at such time a liability would be recorded. During the year ended December 31, 2014, the conditions for the repayment of the government grant were not met and no liability was recorded.

One grant, relating to the Company’s “Development of Comprehensive, Interactive Phonetic English Learning Solution” project, is repayable semi-annually at a royalty rate of 2.5% per year’s gross sales derived from this project until 100% of the grant is repaid. No royalty was paid in 2014, 2013 or 2012 as no sales were generated from this project.

During 2008, Lingo Media was audited by a government grant agency and was assessed with a repayment of $115,075 relating to a publishing grant. In 2010, the Company was reassessed with a reduction to the repayment to $100,000 which is recorded in accrued liabilities and this audit finding was appealed by the Company. In 2013, the appeal was approved and the liability was reduced to $16,263, which was paid, and the difference of $87,737 was recorded as grant during that year.

While the Company will continue to apply for various government grants to fund its ongoing development and market expansion, there can be no assurance the Company will be successful in obtaining these grants in the future or that the Company will meet the eligibility requirements for the grants or that the grant programs will continue to be offered.

Segmented Information

Total comprehensive income for the Company was $107,408 for the year ended December 31, 2014 as compared to a total comprehensive loss of $(56,331) in 2013. These gains can be attributed to the two operating segments and other financial costs as shown below:

Online English Language Learning	2014	2013
Revenue	$ 831,650	466,869
Expenses:
Direct costs	286,945	153,200
Selling, general & administrative	307,361	295,893
Amortization of property & equipment	3,253	3,533
Amortization of development costs	582,857	431,049
Income taxes and other taxes	399	2,638
	1,180,815	886,313
Segmented (Loss) - Online English Language Learning	(349,165)	(419,444)

Print-Based English Language Learning	2014	2013
Revenue	1,680,814	1,541,197
Expenses:
Direct costs	95,649	42,124
Selling, general & administrative	642,868	645,569
Amortization of property & equipment	4,133	4,091
Income taxes and other taxes	268,720	239,028
	1,011,370	930,812
Segmented Income – Print-Based English Language Learning	669,444	610,385

Other	2014	2013
Foreign exchange	106,437	134,444
Interest and other financial expenses	(217,040)	(240,516)
Share-based compensation	(65,663)	(61,926)
Other comprehensive income	(36,607)	(79,274)
	(212,873)	(247,272)
Total Comprehensive Income (Loss)	$ 107,406	(56,331)

During the year ended December 31, 2014, the Company continued to invest in product development and redesigned its fee-based online training and assessment service. The majority of its expenses consist of selling, general and administrative expenses detailed in the selling, general and administrative section above. The loss decreased as a result of decreased expenditures related to cost rationalization, and reduced financial expenses and share-based compensation.

Share-Based Payments

The Company amortizes share-based payments with a corresponding increase to the contributed surplus account. During 2014, the Company recorded an expense of $65,663 compared to $61,926 during 2013. The increase in this expense is due to stock options granted and vested, and no financing activities.

Foreign Exchange

The Company recorded foreign exchange gain in 2014 of $106,437 as compared to a gain of $134,444 in fiscal 2013, relating to the Company's currency risk through its activities denominated in foreign currencies.

The Company is exposed to foreign exchange risk as a significant portion of its revenue and expenses are denominated in US Dollars, European Euros, and Chinese Renminbi.

Income Tax Expense

The Company recorded a tax expense of $269,119 for the year ended December 31, 2014 compared to a tax expense of $241,666 in 2013. This tax is a withholding tax paid on revenues earned in China and repatriated outside of China.

Net Profit / (Loss) for the Year

The Company reported a net profit of $144,013 for the year ended December 31, 2014, as compared to $22,943 in 2013, an operational improvement of $121,070. This improvement in profitability is primarily attributed to increase in revenue accompanied by a proportionate increase in direct costs.

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

In 2013, Lingo Media generated $466,869 in online English language learning revenue as compared to $680,321 in 2012, a decrease of 31%. This decrease in sales is due to the fact that the Company had minimized its sales efforts related to its ELL Technologies legacy suite of products. The Company has been completely redesigning the user interface, learning management system and the multi-browser delivery system for desktops and tablets for its ELL Technologies suite of products including Scholar, Master, Business, Kids and Placement Test. The product overhaul has been completed and full sales efforts have resumed.

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

	2013	2012
Sales, marketing & administration	$189,676	$ 436,081
Consulting fees	396,809	468,678
Travel	84,705	60,118
Premises	131,257	146,715
Shareholder service	54,073	51,812
Professional fees	60,696	130,379
Less: Grants	(271,647)	(186,893)
	$645,569	$ 1,106,890

(ii) Online English Language Learning

Selling, general and administrative costs related to online English language learning were $295,893 for fiscal 2013 compared to $1,014,346 for the same period in 2012. Selling, general and administrative costs for this business unit continued to decrease in 2013 as a result of cost rationalization.

	2013	2012
Sales, marketing & administration	$ 133,138	$ 650,729
Consulting fees and salaries	69,213	152,170
Travel	7,990	14,810
Premises	32,814	58,318
Professional fees	52,738	79,986
Grant repayment accrual	-	58,333
	$295,893	$ 1,014,346

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

Segmented Information

Total comprehensive loss for the Company was $56,331 for the year ended December 31, 2013 as compared to $1,364,737 in 2012. These losses can be attributed to the two operating segments and other financial costs as shown below:

Online English Language Learning	2013	2012
Revenue	466,869	680,321
Expenses:
Direct costs	153,200	261,341
Selling, general & administrative	295,893	1,014,346
Amortization of property & equipment	3,533	4,177
Amortization of development costs	431,049	365,752
Income taxes and other taxes	2,638	4,238
	886,313	1,649,854
Segmented (Loss) - Online English Language Learning	(419,444)	(969,533)

Print-Based English Language Learning	2013	2012
Revenue	1,541,197	1,335,940
Expenses:
Direct costs	42,124	11,714
Selling, general & administrative	645,569	1,106,890
Amortization of property & equipment	4,091	5,662
Income taxes and other taxes	239,028	217,749
	930,812	1,342,015
Segmented Income / (Loss) – Print-Based English Language Learning	610,385	(6,075)

Other Financial Items	2013	2012
Foreign exchange	134,444	25,046
Interest and other financial expenses	(240,516)	(168,769)
Share-based compensation	(61,926)	(243,195)
Other comprehensive income	(79,274)	(2,211)
	(247,272)	(389,129)
Total Comprehensive Loss	(56,331)	(1,364,737)

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

Foreign Exchange

The Company recorded foreign exchange gain in 2013 of $134,444 as compared to a gain of $25,046 in fiscal 2012, relating to the Company's currency risk through its activities denominated in foreign currencies. The Company is exposed to foreign exchange risk as a significant portion of its revenue and expenses are denominated in US Dollars, European Euros, and Chinese Renminbi.

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

5.B      Liquidity and Capital Resources

Financial information for the years ended December 31, 2014, 2013 and 2012 was prepared in accordance with IFRS as issued by the IASB.

As at December 31, 2014, the Company had cash of $477,001 as compared to $78,091 in 2013 and $39,248 in 2012. Accounts and grants receivable of $849,344 were outstanding at the end of 2014 as compared to $1,003,440 in 2013 and $1,446,962 in 2012. With 65% of its receivables from PEP and having a 180 day collection cycle, the Company does not anticipate an effect on its liquidity. Total current assets amounted to $1,411,416 (2013 - $1,166,151, 2012 - $1,606,441) with current liabilities of $1,679,482 (2013 - $1,703,703, 2012 - $2,243,356) resulting in a working capital deficit of $268,066 (2013 – $537,552, 2012 – $636,915).

5.C      Research and Development

During the years ended December 31, 2014, 2013 and 2012, respectively, the Company expended $544,635, $431,711, and $143,215 on intangibles, under the categories of “software and web development costs” and “content platform”. These expenditures in 2014, 2013, and 2012 were primarily directed at developing the ELL Technologies products for the international market.

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

5.F      Tabular disclosure of contractual obligations

Our obligations as of December 31, 2014 were as follows:

The Company has future minimum lease payments under operating leases for premises and equipment as follows:

     2015          $ 192,804

     2016          35,990

     2017          -

The rent expense associated with operating lease for premise and equipment is recognized on a straight-line basis. As a result of the acquisition of ELL Technologies, the Company will owe royalties of 3-9% (Year 2) and 2-8% (Year 3) of ELL Technologies revenues based upon a number of gross revenue targets. Royalty amounts will be due on a quarterly basis. As of December 31, 2014, royalties in the amount of $117,314 (2013 - $117,314) have been expensed.

5.G. Safe Harbor

Portions of this Annual Report on Form 20-F may include "forward-looking statements" within the meaning of securities laws. These statements are made in reliance upon Sections 21E and 27A of the Securities Exchange Act of 1934, which involve known and unknown risks, uncertainties or other factors that could cause actual results to differ materially from the results, performance, or expectations implied by these forward-looking statements. These statements are based on management's current expectations and involve certain risks and uncertainties. Actual results may vary materially from management's expectations and projections and thus readers should not place undue reliance on forward-looking statements. The Company has tried to identify these forward-looking statements by using words such as "may," "should," "expect," "hope," "anticipate," "believe," "intend," "plan," "estimate" and similar expressions. The Company’s expectations, among other things, are dependent upon general economic conditions, the continued and growth in demand for its products, retention of its key management and operating personnel, its need for and availability of additional capital as well as other uncontrollable or unknown factors. No assurance can be given that the actual results will be consistent with the forward-looking statements. Except as otherwise required by US Federal securities laws, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.      Directors and Senior Management

Table No. 6

Directors and Senior Management

April 30, 2015

Name	Position	Age	Date of Election/ Appointment
Michael P. Kraft	President/CEO/Director	52	November 1996
Khurram Qureshi	CFO/Secretary/Treasurer	53	April 1997/December 2011
Gali Bar-Ziv	COO	43	June 2009
Scott Remborg	Director	65	July 2000
Jerry Grafstein	Director	61	September 2010
Tommy Weibing Gong	Director	47	September 2010
Martin Bernholtz	Director	52	August 2013

Michael P. Kraft is the Founder, President & CEO and a Director of Lingo Media and has been since its inception in 1996.  He is also the Chairman of Buckingham Group Limited, a private merchant banking corporation that has played a significant role in the capital formation strategy and financing as a principal of various emerging and growth enterprises, since 1994. Mr. Kraft is also President of MPK Inc. a management services and consulting business corporation providing strategic planning, business development, corporate development and capital raising services since 1989.  He is a director of several TSX Venture Exchange listed companies including JM Capital II Corp., HTN Inc. and Pioneering Technology Corp. and private companies including WeedMD Rx Inc., MakMera Upstream Inc. and REIN Capital Corp. Mr. Kraft received a Bachelor of Arts in Economics from York University in 1985.

Khurram R. Qureshi was the Chief Financial Officer of the Company from 1997 to July 2009, and was reappointed as such in December 2011. Mr. Qureshi received a Bachelor of Administrative Studies from York University in 1987 and received the Chartered Accountant designation in 1990. Mr. Qureshi is also a partner at CQK Chartered Accountants LLP.

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

The Honourable Jerry S. Grafstein, Q.C., holds degrees from the University of Western Ontario and the University of Toronto and has taught the Bar Admission Course at Osgoode Hall. Mr. Grafstein has wide-ranging legal and business experience in all aspects of media. He was a co-founder of a range of media companies, focusing on broadcasting, cable, communications, and publication enterprises in Canada, the USA, the UK and South America. He advised several key government ministries, including Transportation, External Affairs, Consumer and Corporate Affairs and Justice. He was appointed to the Senate of Canada in 1984 by then Prime Minister Pierre- Elliott Trudeau. Mr. Grafstein has served on all Senate Committees, including the Foreign Affairs and the Legal and Constitutional Affairs Committees. He served as Chairman of the Senate Banking, Trade and Commerce Committee. While in the Senate, he was a long serving Co-Chair of the Canada-United States Inter-Parliamentary Group, and a long serving senior officer of the Organization for Security and Co-Operation in Europe Parliamentary Assembly (OSCE PA). Mr. Grafstein retired from the Senate on January 1, 2010.  He continues his law practice in corporate finance and communication law as counsel to Minden Gross LLP in Toronto and remains active in the local affairs in Toronto.

Tommy Weibing Gong holds an Electrical & Mechanical Engineering degree from Huazhong University of Science and Technology in China, and professional IT certifications through his North American education and started his IT career in 1996 in Silicon Valley. He is founder of Polar Bear Energy Inc., a business in the cleantech and greentech sector. Mr. Gong is now a leading commercial property developer in Shanghai with his partnership with Shanghai Green Town Plaza Real Estate Development Co., Ltd, Shanghai Zhetie Green Town Real Estate Development Co., Ltd, and through his interests as founder of Zysteq North America Corporation and Chairman of Shanghai Tommy Real Estate Development Co., Ltd, and Shanghai Tommy & Jane Property Investment and Management Co., Ltd.

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

Summary Compensation Table

Name and principal position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($)(2)	Non-equity incentive plan compensation		Pension Value ($)	All other compensation ($)(1)	Total compensation ($)
					Annual incentive plans	Long-term incentive plans(3)
Michael P. Kraft President, Chief Executive Officer and Director	2014 2013 2012	150,000 38,000 180,000	Nil Nil Nil	14,000 Nil 43,290	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	24,287 24,294 20,520	188,287 62,294 243,810
Gali Bar-Ziv Chief Operating Officer	2014 2013 2012	120,000 120,000 144,000	Nil Nil Nil	42,000 Nil 14,430	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	15,359 46,764 Nil	180,764 137,084 158,430
Khurram Qureshi Chief Financial Officer	2014 2013 2012	60,000 60,000 60,000	Nil Nil Nil	14,000 Nil 14,430	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	74,000 60,000 74,430

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

The Kraft Consulting Agreement provides for an initial term of twenty-four (24) months to begin on January 1, 2008 and was renewed in January 2010 and 2012, and 2014. (The Kraft Consulting Agreement and Amendment provide that the Company pay MPK Inc. an aggregate of $38,000 plus applicable HST for the Applicable Period. In consideration of the Consultant agreeing to a reduction of consulting fees from $180,000 to $150,000. A further reduction was taken in 2013, from $150,000 to $38,000. The Company agrees to pay the Consultant a cash bonus in the amount of $100,000 upon completion of a merger or acquisition as approved by the board of directors or if the Company’s market capitalization increases from approximately $3,000,000 to $6,000,000.) Further, beginning on January 1, 2014, the Kraft Consulting Agreement resumed to $150,000 per year. In addition to providing an allowance for a health plan, the Kraft Consulting Agreement also provides for an automobile allowance of up to $1,500 per month.

Gali Bar-Ziv

The Company entered into a consulting agreement (the "Bar-Ziv Consulting Agreement") dated as of June 1, 2009 with Busy Babies Inc. pursuant to which the Company engaged Busy Babies Inc. to provide the services of Gali Bar-Ziv (the "Consultant") to be the Chief Operating Officer of the Company. Busy Babies Inc. is a corporation wholly-owned and controlled by Gali Bar-Ziv.

The Bar-Ziv Consulting Agreement provided for an initial term of twelve (12) months to begin on June 1, 2009 and automatic renewals for a further one (1) year unless terminated pursuant to the terms thereof. The Bar-Ziv Consulting Agreement provides that the Company pay Busy Babies Inc. an aggregate of $120,000 plus applicable HST for the Applicable Period. In consideration of the Consultant agreeing to a reduction of consulting fees from $144,000 from 2009 to 2012 to $120,000 in 2013 plus reimbursement for certain expenses properly incurred in connection with the Company. The Company agreed to enable the Consultant to participate in the Company’s sales commission program, 7% of net revenue for business initiative, 2% of net revenue for direct influence, other discretionary bonus by the board if applicable. The Bar-Ziv Consulting Agreement also provides for an automobile allowance of $500 per month, mobile phone, and parking allowance.

Khurram Qureshi

Mr. Qureshi is engaged by the Company on a month-to-month basis and receives $5,000 per month plus reimbursement for certain expenses properly incurred in connection with the Company’s business.

Stock Options

The Company grants stock options to Directors, Senior Management, employees and consultants; refer to ITEM #6.E., "Share Ownership, Stock Options”.

Director Compensation

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

Change of Control Remuneration

Michael P. Kraft

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

2.

The Bar-Ziv Consulting Agreement may be terminated by the Company by giving written notice to the Consultant and the Company shall pay to the Consultant, all amounts due and owing up to the effective date of termination and a settlement amount equal to nice (9) months of compensation at the rate of compensation payable to the Consultant immediately prior to the effective date of termination.

The Consultant is subject to a nine month non-compete period following the termination of the Bar-Ziv Consulting Agreement.

Other Compensation

No Executive Officer/Director received “other compensation” in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Executive Officers/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

Bonus/Profit Sharing/Non-Cash Compensation

Except for the stock option program discussed in ITEM #6.E., the Company has agreed to pay Michael P. Kraft a cash bonus in the amount of $100,000 upon completion of a merger or acquisition as approved by the board of directors or if the Company’s market capitalization increases from approximately $3,000,000 to $6,000,000. Similarly, the Company also agreed to enable Gali Bar-Ziv to participate in the Company’s sales commission program, pursuant to which Mr. Bar-Ziv is to receive 7% of net revenue for business initiative, 2% of net revenue for direct influence, other discretionary bonus by the board if applicable.

Pension/Retirement Benefits

No funds were set aside or accrued by the Company during fiscal 2014 to provide pension, retirement or similar benefits for Directors or Executive Officers.

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

6.C.2.      Termination benefits

Not applicable

6.C.3.      Board of Director Committees.

The Company has established an Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee in compliance with the Guidelines.

The Audit Committee assists the Board in its oversight of: (i) the integrity of the financial reporting of the Company; (ii) the independence and performance of the Company's external auditors; and (iii) the Company's compliance with legal and regulatory requirements. The members of the Audit Committee during the past fiscal year were Martin Bernholtz (Chairman), Scott Remborg, and Michael Kraft, Messrs. Bernholtz and Remborg being independent as defined in the Guidelines. Following the 2014 shareholder meeting, the Committee was comprised of Martin Bernholtz (Chairman), Scott Remborg, and Michael Kraft, with Messrs. Bernholtz and Remborg being independent as defined in the Guidelines.

The Compensation Committee assists the Board in fulfilling its obligations relating to human resource and compensation matters of the Company and its subsidiaries and to establish a plan for the continuity and development of senior management. The members of the Compensation Committee during the past fiscal year were Martin Bernholtz (Chairman), Jerry Grafstein, and Michael Kraft, Messrs. Bernholtz and Grafstein being independent as defined in the Guidelines. Following the 2014 shareholder meeting, the Committee was comprised of Martin Bernholtz (Chairman), Scott Remborg, and Tommy Gong, all being independent as defined in the Guidelines.

The Corporate Governance and Nominating Committee assists the Board by: (i) developing, reviewing and planning the Company's approach to corporate governance issues, including developing a set of corporate governance principles and guidelines specifically applicable to the Company; (ii) identifying and recommending to the Board potential new nominees to the Board; (iii) monitoring management's succession plan for the Chief Executive Officer (the "CEO") and other senior management; and (iv) overseeing enforcement of and compliance with the Company's proposed Code of Business Conduct. The members of the Corporate Governance Committee during the past fiscal year were Messrs. Grafstein (Chairman), Bernholtz and Kraft, Messrs. Grafstein and Bernholtz being independent directors as defined in the Guidelines.

6.E.      Share Ownership

Table No. 7 lists, as of March 31, 2015, Directors and Executive Officers who beneficially own the Company's voting securities and the amount of the Company's voting securities owned by the Directors and Executive Officers as a group. Table No. 7 includes all persons/companies where the Company is aware that they have 5% or greater beneficial interest in the Company’s securities.

Table No. 7

Shareholdings of Directors and Executive Officers

Shareholdings of 5% Shareholders

Title	Amount and Nature	Percent
of	of Beneficial	of
Class	Name of Beneficial Owner	Ownership(1)	Class
Common	Michael P. Kraft(2)(4)	1,974,450(5)	8.1%
Common	Khurram Qureshi	134,990(7)	*
Common	Gali Bar-Ziv	125,364(8)	*
Common	Scott Remborg(2)(3)	154,372(6)	*
Common	Tommy Gong(3)	[nil](9)	*
Common	Jerry Grafstein(4)	268,182(10)	1.2%
Common	Global Telecom Holding SAE	2,857,143	12.8%
Common	SCP Partners	2,016,617	9.0%
As a group (10 parties)		7,631,800	34.1%

* Less than 1%.

(1)	The information as to voting securities beneficially owned, controlled or directed, not being within the knowledge of the Company, has been furnished by the respective individuals.
(2)	Member of the Audit Committee.
(3)	Member of the Compensation Committee.
(4)	Member of the Corporate Governance and Nominating Committee.
(5)

Of such shares, 95,636 are held in Mr. Kraft's RRSP, and 1,878,814 are held by Buckingham Group Limited, a company controlled by Mr. Kraft.  Mr. Kraft also holds 650,000 options and 166,670 warrants to purchase up to an additional 816,670 common shares of the Company.

(6)	Of such shares, 3,428 are held in Mr. Remborg's RRSP account. Mr. Remborg also holds options to purchase up to an additional 324,250 common shares of the Company.
(7)

Of such shares, 58,250 are held in Mr. Qureshi’s RRSP account, and 51,925 are held in his wife’s RRSP account. Khurram Qureshi also holds options to purchase up to an additional 300,000 common shares of the Company.

(8)

Of such shares, 2,000 are held in Mr. Bar-Ziv's RRSP, and 123,364 are held by Busy Babies Inc., a company controlled by Mr. Bar-Ziv.  Mr. Bar-Ziv also holds 840,000 options and 30,000 warrants to purchase up to an additional 870,000 common shares of the Company.

(9)	Tommy Gong also holds options to purchase up to an additional 222,500 common shares of the Company.
(10)	Of such shares, 268,182 are held by New Court Corporation, a company controlled by Mr. Grafstein. Mr. Grafstein also holds options to purchase up to an additional 332,500 common shares of the Company.
(11)

Of such shares, 30,682 are held by Accretive Capital Corporation, a company controlled by Mr. Bernholtz. Mr. Bernholtz also holds options to purchase up to an additional 277,500 common shares of the Company.

Stock Options

TSX Venture Exchange Rules and Policies

Incentive options granted by the Company are made in accordance with the rules and policies of the TSX Venture Exchange ("TSX VEN"), including the number of common shares under option, the exercise price and expiration date of such options, and any amendments thereto.

Such terms and conditions, including the pricing of the options, expiration and the eligibility of personnel for such stock options; are described below. The TSX VEN policy in respect of incentive stock options provides that shareholder approval is not required if the aggregate number of common shares that may be reserved for issuance pursuant to incentive stock options does not exceed 10% of the issued common shares of the Company, 5% to any one individual and 2% to any consultant at the time of granting.

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

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in the Table below as of March 31, 2015, as well as the number of options granted to Directors and officers as a group.

Stock Options Outstanding

Expressed in Canadian Dollars

	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date
Michael P. Kraft President, Chief Executive Officer and Director	100,000 300,000 200,000 50,000	0.14 0.24 0.66 1.00	November 17, 2017 November 26, 2017 February 15, 2016 February 15, 2016
Gali Bar-Ziv Chief Operating Officer	300,000 100,000 100,000 340,000	0.14 0.24 1.07 0.66	November 17, 2017 November 26, 2017 February 15, 2016 February 15, 2016
Khurram Qureshi Chief Financial Officer	100,000 100,000 50,000 50,000	0.14 0.24 1.70 1.00	November 17, 2017 November 26, 2017 February 15, 2016 February 15, 2016
Scott Remborg Director	85,000 85,000 92,500 42,500 50,000 30,750	0.14 0.13 0.24 0.66 1.00 1.75	November 17, 2017 September 9, 2017 November 26, 2017 February 15, 2016 February 15, 2016 May 1, 2014
Jerry Grafstein Director	80,000 80,000 82,500 30,000	0.14 0.13 0.24 0.66	November 17, 2017 September 9, 2017 November 26, 2017 February 15, 2016
Tommy Weibing Gong Director	70,000 70,000 62,500 20,000	0.14 0.13 0.24 0.66	November 17, 2017 September 9, 2017 November 26, 2017 February 15, 2016
Martin Bernholtz Director	120,000 120,000 37,500	0.14 0.13 0.24	November 17, 2017 September 9, 2017 November 26, 2017

ITEM 7.      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.      Major Shareholders

7.A.1.a.     Holdings By Major Shareholders

Refer to ITEM #6.E.

7.A.1.b. Significant Changes in Major Shareholders’ Holdings

None.

7.A.1.c. Different Voting Rights

None.

7.A.2. Canadian Share Ownership

As of April 30, 2015, the Company’s registered shareholders’ list showed 27,379,177 common shares outstanding with 54 registered shareholders, with 21,959,545 shares owned by 43 shareholders residing in Canada, 2,398,331 shares owned by 5 registered shareholders in US and 3,021,301 shares owned by 6 foreign registered shareholders.

7.A.3. Control of Company. The Company is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents. The Company is not controlled by any foreign government or other person(s).

7.A.4. Change in Control

None.

7.B. Related Party Transactions

During the year, the Company had the following transactions with related parties, made in the normal course of operations, and accounted for at an amount of consideration established and agreed to by the Company and related parties.

(a)

Key management compensation was $361,405 (2013 – $228,800, 2012 - $312,000) and is reflected as consulting fees paid to corporations owned by a director and officers of the Company, of which, $385,566 (2013 -$340,944, 2012 - $277,092) is unpaid and included in accounts payable and accrued liabilities. Options granted to key management during the year are valued at $36,050 (2013 - $Nil, 2012 - $84,055).

(b)

At the year end, the Company had loans payable bearing interest at 9% per annum due to corporations controlled by directors and officers of the Company in the amount of $480,000 (2013 - $480,000, 2012 - $435,000). Interest expense related to these loans is $43,200 (2013 - $48,731, 2012 - $45,271).

(c)

Common shares issued to lenders for the extension of the $880,000 (2013 - $880,000) loan include 327,273 (2013 – 480,000, 2012 – 174,000) common shares issued at $0.10 (2013 - $0.10, 2012 - $0.25) per share to lenders’ corporations controlled by directors and an officer.

Other than as disclosed above, there have been no transactions since December 31, 2014 or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest. Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

ITEM 8. FINANCIAL INFORMATION

8.A. 1-6      Consolidated Statements and Other Financial Information

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

Audited Financial Statements for Fiscal 2014 and Fiscal 2013

8.A.7.      Legal/Arbitration Proceedings

The Directors and the management of the Company do not know of any material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.The Directors and the management of the Company know of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

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

8.B.      Significant Changes

None. .

ITEM 9.      THE OFFER AND LISTING

9.A.1-3. Not applicable

9.A.4.      Common Share Trading Information

The Company's common shares began trading on the Alberta Stock Exchange in Calgary, Alberta, Canada under its former name Alpha Ventures Inc. in November 1996. The Alberta Stock Exchange was absorbed by the Canadian Venture Exchange, which in turn was absorbed by the TSX Venture Exchange (“Exchange”). The Company’s listing was automatically transferred from the Alberta Stock Exchange to the Exchange as a Tier 2 company. The current stock symbol on the Exchange is “LM”. The CUSIP number is 5357441065.

The Exchange currently classifies Issuers into different tiers based on standards, including historical financial performance, stage of development and financial resources of the Issuer at the time of listing. Specific Minimum Listing Requirements for each industry segment in each of Tier 1, Tier 2 and Tier 3 have also been established by the Exchange.

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

Similarly, Policy 2.5 of the Exchange sets out the minimum standards to be met by Issuers to continue to qualify for listing in each Tier, referred to as Tier Maintenance Requirements (“TMR”). A Tier 2 Issuer which fails to meet one of the Tier 2 TMR will not automatically be suspended or designated as “Inactive”. Rather, the Exchange will provide notice of failure to meet one of the Tier 2 TMR and will allow the Issuer 6 months from the date of notice to meet the requirement, failing which the Exchange may designate the Issuer as Inactive. If a Tier 2 Issuer fails to meet more than one Tier 2 TMR, notice will be given to the Issuer by the Exchange and if the requirements are not met within 90 days of the notice, the Exchange will designate the Issuer as Inactive and apply the restrictions on Inactive Issuers retroactively. An Inactive Issuer may continue to trade on Tier 2 of the Exchange for 18 months from the date it is designated as Inactive. If the Issuer does not meet all of the applicable Tier 2 TMR within that 18 month period, its listed shares may be suspended from trading by the Exchange.

To maintain a listing as an active Tier 2 Issuer, an Issuer must meet all Tier 2 TMR for its industry segment as set out in Section 4 of the Exchange Policy 2.5.

Table No. 9 lists the volume of trading and high, low and closing sales prices on the TSX Venture Exchange for the Company's common shares for: the last 12 months, the last twelve fiscal quarters; and the last five fiscal years.

Table No. 9

TSX Venture Exchange

Common Shares Trading Activity

Period	Sales	Canadian Dollars
Ended	Volume	High	Low	Close
Monthly
March 2015	338,500	0.12	0.10	0.10
February 2015	67,000	0.16	0.10	0.10
January 2015	85,500	0.14	0.10	0.13
December 2014	65,700	0.13	0.11	0.11
November 2014	191,500	0.15	0.10	0.12
October 2014	83,200	0.13	0.10	0.10
September 2014	121,100	0.15	0.13	0.13
August 2014	92,500	0.15	0.11	0.15
July 2014	128,600	0.17	0.13	0.15
June 2014	75,600	0.18	0.13	0.17
May 2014	35,700	0.18	0.12	0.13
April 2014	447,700	0.25	0.15	0.17

Yearly

12/31/2014	1,887,900	0.25	0.07	0.11
12/31/2013 12/31/2012	2,395,000 2,439,295	0.27 0.45	0.08 0.16	0.11 0.27
12/31/2011	1,793,567	0.95	0.24	0.35
12/31/2010	2,022,202	1.24	0.39	0.75

Quarterly

3/31/2015	491,000	0.16	0.10	0.10
12/31/2014	340,400	0.15	0.10	0.11
9/30/2014	342,200	0.17	0.11	0.13
6/30/2014	559,000	0.25	0.12	0.17
3/31/2014	646,300	0.22	0.07	0.21
12/31/2013	1,031,200	0.15	0.10	0.11
9/30/2013	411,100	0.15	0.08	0.10
6/30/2013	403,900	0.23	0.10	0.12
3/31/2013	548,800	0.27	0.22	0.22
12/31/2012	1,194,600	0.35	0.19	0.27
09/30/2012	812,200	0.30	0.16	0.25
06/30/2012	369,800	0.36	0.23	0.24

The Company's shares became quoted for trading on the OTCQB Marketplace on January 22, 2014.

Table No.10 lists the volume of trading and high, low and closing sales prices on the OTCQB Marketplace for the Company's common shares for the last 12 months, the last twelve fiscal quarters; and the last five fiscal years.

Table No. 10

OTCQB Marketplace

Common Shares Trading Activity

Period	Sales	US Dollars
Ended	Volume	High	Low	Close
Monthly
March 2015	0	0.12	0.12	0.12
February 2015	0	0.12	0.12	0.12
January 2015	0	0.12	0.12	0.12
December 2014	900	0.12	0.11	0.12
November 2014	0	0.11	0.11	0.11
October 2014	0	0.11	0.11	0.11
September 2014	0	0.11	0.11	0.11
August 2014	300	0.12	0.11	0.11
July 2014	0	0.12	0.12	0.12
June 2014	3,500	0.12	0.08	0.12
May 2014	0	0.08	0.08	0.08
April 2014	0	0.08	0.08	0.08

Yearly

12/31/2014	18,400	0.12	0.08	0.12
12/31/2013	29,600	0.26	0.07	0.10
12/31/2012	97,200	0.37	0.23	0.26
12/31/2011	137,246	0.99	0.26	0.26
12/31/2010	924,558	1.52	0.38	0.46

Quarterly

03/31/2015	0	0.12	0.12	0.12
12/31/2014	900	0.12	0.11	0.12
09/30/2014	300	0.12	0.11	0.11
06/30/2014	3,500	0.12	0.08	0.12
03/31/2014	13,900	0.10	0.08	0.08
12/31/2013	3,500	0.14	0.09	0.10
09/30/2013	22,500	0.13	0.07	0.09
06/30/2013	3,600	0.26	0.13	0.13
03/31/2013	0	0.26	0.26	0.26
12/31/2012	1,700	0.26	0.23	0.26
09/30/2012	1,400	0.26	0.23	0.23
06/30/2012	93,900	0.37	0.25	0.26
3/31/2012	200	0.37	0.26	0.37
12/31/2011	8,880	0.59	0.26	0.26
9/30/2011	44,076	0.81	0.57	0.59
6/30/2011	8,584	0.99	0.74	0.74

The Company's common shares became quoted for trading on the Berlin-Bremen Stock Exchange on August 20, 2003. No trades of the Company's common shares have taken place on the Berlin-Bremen Stock Exchange to this date.

9.A.5.      Common Share Description

Not Applicable

9.C.      Stock Exchanges Identified

The common shares trade on the TSX Venture Exchange, OTCQB and are quoted for trading on the Berlin-Bremen Stock Exchange.

9.B, D-F. Not applicable

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

Delegation of Power to Borrow, Bylaws – Section 3.11

The board may by resolution delegate all or any of the powers conferred on them by paragraphs (i) and (iii) of section 3.10 of the bylaws, to any one or more of the directors, the Managing Director, the executive committee, the Chairman of the Board (if any), the President, any Vice-President, the Secretary, the Treasurer, any Assistant Secretary, any Assistant Treasurer or the General Manager.

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

IRS Circular 230 Disclosure: To ensure compliance with requirements imposed by the US Internal Revenue Service, please be advised that any information on U.S. federal taxation contained in this report (including any exhibit hereto) is not intended or written to be used or relied upon, and cannot be used or relied upon, for the purpose of (i) avoiding penalties under the Internal Revenue Code, or (ii) promoting, marketing or recommending to another party any transaction or matter addressed herein.

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

10.H.      Documents on Display

Documents responsive to this item may be obtained by request from the Company at its principal executive offices and from SEDAR, www.sedar.com

10.H.      Subsidiary Information

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

A 10% strengthening of the US dollars against Canadian dollars would have increased the net equity by $90,365 (2013 - $76,850) due to reduction in the value of net liability balance. A 10% of weakening of the US dollar against Canadian dollar at December 31, 2014 would have had the equal but opposite effect. The significant financial instruments of the Company, their carrying values and the exposure to other denominated monetary assets and liabilities, as of December 31, 2014 are as follows:

	US Denominated	China Denominated	Euro Denominated
	USD	RMB	Euro
Cash	-	18,412	11,091
Accounts receivable	681,916	-	16,691
Accounts payable	45,926	-	-

The carrying values and the exposure to other denominated monetary assets and liabilities as of December 31, 2013 are as follows:

	US Denominated	China Denominated
	USD	RMB
Cash	43,422	8,978
Accounts receivable	788,497	3,935
Accounts payable	68,785	-

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

	RMB	USD	USD	USD	USD
		At 12/31/2014	+0.05	+0.10	+0.15
Year-end Exchange Rate For 1 RMB to USD		0.1611	0.2111	0.2611	0.3111
Annual Revenue From China	9,087,275	1,463,960	1,918,324	2,372,688	2,827,051
Accounts Receivable	3,730,271	600,947	787,460	973,974	1,160,487

	USD	CAD	CAD	CAD	CAD
		Year 2014	+0.05	+0.10	+0.15
Average Annual Exchange Rate for 1 USD to CAD		1.1047	1.1547	1.2047	1.2547
Annual Revenue From China	1,474,945	1,629,372	1,703,119	1,776,866	1,850,613

	USD	CAD	CAD	CAD	CAD
		At 12/31/2014	+0.05	+0.10	+0.15
Year-end Exchange Rate for 1 USD to CAD		1.1601	1.2101	1.2601	1.3101
Cash	367,816	426,703	445,094	463,485	481,876
Accounts Receivable	660,247	765,953	798,965	831,977	864,990
Accounts Payable	34,612	40,153	41,884	43,615	45,345

Item 12.     Description of Securities Other than Equity Securities

None

PART II

Item 13.     Defaults, Dividend Arrearages and Delinquencies

None

Item 14.     Material Modifications to the Rights of Security Holders and Use of Proceeds

None

ITEM 15.CONTROLS AND PROCEDURES

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

Recent Accounting Pronouncements

The following pronouncements issued by the IASB and interpretations published by IFRIC will become effective for annual periods beginning on or after January 1, 2015

Effective for periods beginning on or after January 1, 2016

IAS 1 Presentation of Financial Statements was amended by the IASB in December 2014. The amendments are designed to further encourage companies to apply professional judgement in determining what information to disclose in their financial statements. For example, the amendments make clear that materiality applies to the whole of financial statements and that the inclusion of immaterial information can inhibit the usefulness of financial disclosures. Furthermore, the amendments clarify that companies should use professional judgement in determining where and in what order information is presented in the financial disclosures. Earlier application is permitted.

Effective for periods beginning on or after January 1, 2017

IFRS 15 Revenue from Contracts with Customers was issued by the IASB in May 2014. The core principle of the new standard is for companies to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration (that is, payment) to which the company expects to be entitled in exchange for those goods or services. The new standard will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements. Earlier application is permitted. IFRS 15 supersedes the following standards: IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers, and SIC-31 Revenue—Barter Transactions Involving Advertising Services.

Effective for periods beginning on or after January 1, 2018

IFRS 9 Financial Instruments was issued by the IASB in July 2014 and will replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39.. A new hedge accounting model is introduced and represents a substantial overhaul of hedge accounting which will allow entities to better reflect their risk management activities in the financial statements. The most significant improvements apply to those that hedge non-financial risk, and so these improvements are expected to be of particular interest to non-financial institutions. Earlier application is permitted.

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

ITEM 16.      RESERVED

ITEM 16A.      AUDIT COMMITTEE FINANCIAL EXPERT

During the past fiscal year, the members of the audit committee (the "Audit Committee") were Martin Bernholtz ("Chairman"), Scott Remborg and Michael P. Kraft, of whom Martin Bernholtz and Scott Remborg are independent. Martin Bernholtz is an audit committee financial expert. Mr. Gong was succeeded as Chairman by Martin Bernholtz in August 2013. Each member of the Audit Committee is financially literate as defined by MI 52-110.

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

ITEM 16B.      CODE OF ETHICS

The Company has adopted a “Code of Conduct”, the text of such code is available through its internet website, www.lingomedia.com .

ITEM 16C.      PRINCIPAL ACCOUNTANT FEES AND SERVICES

Nature of Services	Fees Paid to Auditor Year-ended December 31, 2014	Fees Paid to Auditor Year-ended December 31, 2013	Fees Paid to Auditor Year-ended December 31, 2012
Audit Fees(1)	$ 77,864	$ 81,077	$ 94,245
Audit-Related Fees(2)	9,029	6,934	4,200
Tax Fees(3)	Nil	Nil	Nil
All Other Fees(4)	Nil	Nil	Nil
Total	$93,644	$94,385	$103,466

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

ITEM 16H.      NOT APPLICABLE

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

Audited Financial Statements

Auditor's Report, dated April 29, 2015

Consolidated Balance Sheets at December 31, 2014 and December 31, 2013

Consolidated Statements of Comprehensive Income

for the years ended December 31, 2014, 2013, and 2012

Consolidated Statements of Changes in Equity

for the years ended December 31, 2014, 2013, and 2012

Consolidated Statements of Cash Flows

for the years ended December 31, 2014, 2013, and 2012

Notes to Financial Statements

ITEM 19.      EXHIBITS

1.1	Articles of Amendment. Certificates of Incorporation, By-Laws/Articles, incorporated by reference from the Lingo Media Inc. F-1 Registration Statement filed August 20, 2002.
1.2	Amended By-Laws of the Company incorporated by reference from the Lingo Media Corporation Form 20-F/A filed February 17, 2012.
4.1	Consulting Agreement of MPK Inc.
4.2	Consulting Agreement of Busy Babies Inc.
4.3	Stock Option Plan

12.1. Certificate of the CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2. Certificate of the CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1 Certificate of the CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused this annual report to be signed on its behalf.

LINGO MEDIA CORPORATION

By:_/s/Michael Kraft

Michael P. Kraft

President and Chief Executive Officer

By:_/s/Khurram Qureshi

Khurram Qureshi

Chief Financial Officer

May 15, 2015

LINGO MEDIA CORPORATION

Consolidated Financial Statements

For the years ended December 31, 2014

and December 31, 2013

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

April 30, 2015

/s/ Michael Kraft	/s/ Khurram Qureshi
President & CEO	Chief Financial Officer

Collins Barrow Toronto LLP Collins Barrow Place 11 King Street West Suite 700, PO Box 27 Toronto, Ontario M5H 4C7 Canada T. 416.480.0160 F. 416.480.2646

INDEPENDENT AUDITORS' REPORT

To the Shareholders of Lingo Media Corporation

www.collinsbarrow.com

We have audited the accompanying consolidated financial statements of Lingo Media Corporation and its subsidiaries, which comprise the consolidated balance sheets as at December 31, 2014 and December 31, 2013 and the consolidated statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2014, December 31, 2013 and December 31, 2012 and a summary of significant accounting policies and other explanatory information.

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

Auditors' Responsibility

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

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Lingo Media Corporation and its subsidiaries as at December 31, 2014 and December 31, 2013, and its financial performance and its cash flows for the years ended December 31, 2014, December 31, 2013, and December 31, 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Collins Barrow Toronto LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Ontario

April 29, 2015

2

LINGO MEDIA CORPORATION

Consolidated Financial Statements

As at December 31, 2014 and December 31, 2013

LINGO MEDIA CORPORATION

Consolidated Balance Sheets

 (Expressed in Canadian Dollars, unless otherwise stated)

As at December 31, 2014 and December 31, 2013

	Notes	December 31, 2014	December 31, 2013

ASSETS
Current Assets

Cash		$477,001	$78,091
Accounts and grants receivable	6	849,344	1,003,440
Prepaid and other receivables		85,071	84,620

		1,411,416	1,166,151
Non-Current Assets

Property and equipment	7	24,806	31,926
Intangibles	8	847,598	876,895
Goodwill		139,618	139,618

TOTAL ASSETS		$2,423,438	$2,214,590

LIABILITIES AND EQUITY

Current Liabilities

Accounts payable		150,634	282,315
Accrued liabilities		690,015	601,843
Loans payable	9	838,833	819,545
		1,679,482	1,703,703

Equity

Share capital	10	18,162,347	18,102,347
Share-based payment reserve	11	2,578,380	2,512,717
Warrants	12	1,393,202	1,132,685
Accumulated other comprehensive income		(204,852)	(168,245)
Deficit		(21,185,121)	(21,068,617)
TOTAL EQUITY		743,956	510,887

TOTAL LIABILITIES AND EQUITY		$2,423,438	$2,214,590

Commitments and contingency 19

The accompanying notes are an integral part of these consolidated financial statements.

These consolidated financial statements are authorized for issue by the Board of Directors on April 30, 2015.

/s/ Michael Kraft	/s/ Martin Bernholtz
Director	Director

LINGO MEDIA CORPORATION

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2014, 2013 and 2012

(Expressed in Canadian Dollars, unless otherwise stated)

	Notes	2014	2013	2012

Revenue		$2,512,464	$2,008,066	$2,016,261

Expenses

Selling, general and administrative		950,229	941,462	2,121,237
Amortization – intangibles	8	582,857	431,049	365,752
Direct costs		382,593	195,324	273,055
Share-based payments	11	65,663	61,926	243,195
Depreciation – property and equipment	7	7,386	7,624	9,838
Total Expenses		1,988,728	1,637,385	3,013,077

Profit / (Loss) from Operations		523,736	370,681	(996,816)

Net Finance Charges

Interest expense		217,040	240,516	168,769
Foreign exchange gain		(106,437)	(134,444)	(25,046)

Profit / (Loss) Before Income Tax		413,132	264,609	(1,140,539)

Income Tax Expense	13	269,119	241,666	221,987

Net Profit / (Loss) for the Year		$144,013	$22,943	$(1,362,526)

Other Comprehensive Income

Items subsequently transferred to net profit (loss) Exchange differences on translating foreign operations loss		(36,607)	(79,274)	(2,211)

Total Comprehensive Income / (Loss), Net of Tax		$107,406	$(56,331)	$(1,364,737)

Earnings / (Loss) per Share
Basic and Diluted		$0.01	$(0.00)	$(0.07)

Weighted Average Number of Common Shares Outstanding
Basic and Diluted		21,986,300	21,174,026	20,652,415

The accompanying notes are an integral part of these consolidated financial statements.

LINGO MEDIA CORPORATION

Consolidated Statements of Changes in Equity

For the years ended December 31, 2014, 2013 and 2012

(Expressed in Canadian Dollars, unless otherwise stated)

	Issued Share Capital		Share-Based Payment Reserve	Warrants	Accumulated Other Comprehensive Income	Deficit	Total Equity
	Number of shares	Amount
Balance as at January 1, 2012	20,543,177	$17,925,347	$2,130,735	$1,046,365	$(86,760)	$(19,565,853)	$1,449,834
Issued shares – against loan payable	356,000	89,000	-	-	-	-	89,000
Loss for the year	-	-	-	-	-	(1,362,526)	(1,362,526)
Warrants expired	-	-	76,861	(76,861)	-	-	-
Warrants extension	-	-	-	163,181	-	(163,181)	-
Share-based payments charged to operations	-	-	243,195	-	-	-	243,195
Other comprehensive loss	-	-	-	-	(2,211)	-	(2,211)
Balance as at December 31, 2012	20,899,177	18,014,347	2,450,791	1,132,685	(88,971)	(21,091,560)	417,292
Profit for the year	-	-	-	-	-	22,943	22,943
Other comprehensive loss	-	-	-	-	(79,274)	-	(79,274)
Issued share – as financing cost against loan payable	880,000	88,000	-	-	-	-	88,000
Share-based payments charged to operations	-	-	61,926	-	-	-	61,926
Balance as at December 31, 2013	21,779,177	18,102,347	2,512,717	1,132,685	(168,245)	(21,068,617)	510,887
Profit for the year	-	-	-	-	-	144,013	144,013
Other comprehensive loss	-	-	-	-	(36,607)	-	(36,607)
Warrants extension (Note 10(b))	-	-	-	260,517	-	(260,517)	-
Issued shares – as financing cost against loans payable	600,000	60,000	-	-	-	-	-
Share-based payments charged to operations	-	-	65,663	-	-	-	65,663
Balance as at December 31, 2014	22,379,177	$18,162,347	$2,578,380	$1,393,202	$(204,852)	$(21,185,121)	$743,956

The accompanying notes are an integral part of these consolidated financial statements.

LINGO MEDIA CORPORATION

Consolidated Statements of Cash Flows

For the years ended December 31, 2014, 2013 and 2012

(Expressed in Canadian Dollars, unless otherwise stated)

	2014	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES

Net Profit (Loss) for the Year	$144,013	$22,943	$(1,362,526)

Adjustments to Net Profit for Non-Cash Items:
Amortization – intangibles	582,857	431,049	365,752
Share-based payments	65,663	61,926	243,195
Unrealized foreign exchange gain	(44,035)	(80,468)	(1,331)
Interest accretion	79,288	88,931	27,614
Depreciation - property & equipment	7,386	7,624	9,838
Loss on disposition of property and equipment	7,773	-	--
Operating Profit before Working Capital Changes	842,945	532,005	(717,458)

Working Capital Adjustments:
Decrease / (Increase) in accounts and grants receivable	154,096	443,522	(271,632)
(Increase) / Decrease in prepaid and other receivables	(451)	35,611	(16,613)
Increase / (Decrease) in accounts payable	(131,681)	(295,340)	204,133
Increase in accrued liabilities	88,172	129,756	136,266
Cash Generated from Operations	953,081	845,554	(665,304)

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures on Software & Web Development Cost	(544,635)	(431,711)	(143,215)
Purchase of property and equipment	(9,536)	-	-
Net Cash Flows (Used) in Investing Activities	(554,171)	(431,711)	(143,215)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from loans	-	240,000	365,000
Repayment of loan payable	-	(615,000)	-
Net Cash Flows (Used in) / Generated by Financing Activities	-	(375,000)	365,000
NET INCREASE (DECREASE) IN CASH	398,910	38,843	(443,519)
Cash at the Beginning of the Year	78,091	39,248	482,767
Cash at the End of the Year	$477,001	$78,091	$39,248

The accompanying notes are an integral part of these consolidated financial statements.

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2014, 2013 and 2012

(Expressed in Canadian Dollars, unless otherwise stated)

1.	CORPORATE INFORMATION

Lingo Media Corporation (“Lingo Media” or the “Company”) is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of Ontario and its shares are listed on the TSX Venture Exchange and inter-listed on the OTCQB Marketplace. The consolidated financial statements of the Company as at and for the year ended December 31, 2014 comprise the Company and its wholly owned subsidiaries.

Lingo Media is an ESL EdTech industry acquisition company whose goal is to "Change the way the world learns English" by combining education with technology.  The company is focused on online and print-based technologies and solutions through its four distinct business units: Lingo Learning Inc. (“Lingo Learning”), ELL Technologies Ltd. (“ELL Technologies”); Speak2Me Inc. (“Speak2Me”) and Parlo Corporation (“Parlo”). Lingo Learning is a print-based publisher of English school programs in China. ELL Technologies is a globally-established English language learning multi-media and online training company. Speak2Me is a free-to-consumer advertising-based online English language learning service in China. Parlo is a fee-based online English language learning training and assessment service.

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

These consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business. The Company has incurred significant losses over the years. During the year ended December 31, 2014, the Company reported a net profit of $144,013 (2013 – net profit of $22,943; 2012 – net loss of $1,362,526), positive cash flows from operations of $953,081 (2013 - $845,554; 2012 - negative cash flows from operations of $665,304).  As at December 31, 2014, the Company had a working capital deficiency of $268,066 (2013-$537,552).  The Company’s success depends on the continued profitable commercialization of its online English language learning technology programs.  Given the fact that the Company has had an increase in revenue of $504,398, increase in net profit of $121,070 and an increase in cash flows of $398,910, and the Company’s current operating and financial plans, management of the Company believes that it will have sufficient access to financial resources to fund the Company’s planned operations through fiscal 2015.

2.2       Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis except as provided in note 4. The comparative figures presented in these consolidated financial statements are in accordance with IFRS.

2.3       Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its wholly owned subsidiaries controlled by the Company (the “Group”) as at December 31, 2014. Control exists when the Company is exposed to, or has the rights to variable returns from its involvement with the entity and has the ability to affect these returns through its power over the entity.

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2014, 2013 and 2012

(Expressed in Canadian Dollars, unless otherwise stated)

2.         BASIS OF PREPARATION (Cont’d)

2.3       Basis of consolidation (Cont’d)

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

2.4       Functional and presentation currency

The functional currency is the currency of the primary economic environment in which the entity operates and has been determined for each entity within the Group. These consolidated financial statements are presented in Canadian Dollars, which is the Company’s functional currency and presentation currency. The functional currency of ELL Technologies is the United States Dollar (“USD”) and the functional currency of Speak2Me is Chinese Renminbi (“RMB”). All other subsidiaries’ functional currency is Canadian Dollar (“CAD”).

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

Information about critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

●	Determination of functional and presentation currency

●	Determination of the recoverability of the carrying value of intangible assets and goodwill

●	Determination and recognition of long-term revenue contracts

●	Recognition of government grant and grant receivable

●	Recognition of deferred tax assets

●	Valuation of share-based payments

●	Recognition of provisions and contingent liabilities

●	Assessing whether material uncertainties exist that would cause doubt as to whether the Company could continue as a going concern.

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2014, 2013 and 2012

(Expressed in Canadian Dollars, unless otherwise stated)

4.          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

4.1      Revenue recognition

Revenue from fee-based English language training and assessment services and licenses are recognized on a straight line basis over the term of the agreement and when collectability is reasonably assured.

When the outcome of a contract cannot be reliably estimated, all contract related costs are expensed and revenues are recognized only to the extent that those costs are recoverable. When the uncertainties that prevented reliable estimation of the outcome of a contract no longer exist, contract revenue and expenses are recognized using the percentage of completion method. During the year ended December 31, 2014, the Company had one long-term contract, for which revenues of $230,000 were recognized based on the cost recovery method.

Revenue from online advertising and sponsorships in China is recognized at the time of the rendering of services and when collectability is reasonably assured.

Revenue from royalty and licensing sales in China is recognized based on confirmation of finished products produced by the Company’s co-publishing partners and when collectability is reasonably assured. Royalty revenue from audiovisual products is recognized based on the confirmation of sales by its co-publishing partners, and when collectability is reasonably assured. Royalty revenues are not subject to right of return or product warranties. Revenue from the sale of published and supplemental products is recognized upon delivery and when the risk of ownership is transferred and collectability is reasonably assured.

4.2      Comprehensive income

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

4.3      Property and equipment

Property and equipment are initially recorded at cost. Amortization is provided using methods outlined below at rates intended to amortize the cost of assets over their estimated useful lives.

Method	Rate

Computer and office equipment	Declining balance 20%

4.4      Software and web development costs

The Company capitalizes all costs related to the development of its fee-based English Language Learning products and services and free-to-consumer when the feasibility and profitability of the project can be reasonably considered certain. Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized if the product or process is technically and commercially feasible and the Group has sufficient resources to complete development. The expenditure capitalized includes the cost of material, and direct labour. Other development expenditure is recognized in the statement of comprehensive income as an expense as incurred. Capitalized development expenditure is stated at cost less accumulated amortization and impairment losses. The software and web development cost are being amortized on a straight-line basis over the useful life of the asset, which is estimated to be 3 years.

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2014, 2013 and 2012

(Expressed in Canadian Dollars, unless otherwise stated)

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

4.5      Content platform

The Company acquired a content platform, which was already commercialized. The content platform costs are being amortized on a straight-line basis over the useful life of the asset which is estimated to be 5 years.

4.6      Goodwill

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

4.7      Government grants

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

4.8      Deferred income taxes

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

December 31, 2014, 2013 and 2012

(Expressed in Canadian Dollars, unless otherwise stated)

4.          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

4.8      Deferred income taxes (Cont’d)

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to offset current income tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

4.9      Foreign currency translation

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

Financial statements of subsidiaries, affiliates and joint ventures for which the functional currency is not the Canadian Dollar are translated into the Canadian Dollar as follows: all asset and liability accounts are translated at the balance sheet exchange rate and all earnings and expense accounts and cash flow statement items are translated at average exchange rates for the period. The resulting translation gains and losses are recorded as foreign currency translation adjustments in other comprehensive income and recorded in Accumulated other comprehensive income in equity. On disposal of a foreign operation the cumulative translation differences recognized in equity are reclassified to the statement of comprehensive income and recognized as part of the gain or loss on disposal. Goodwill and fair value adjustments arising on the acquisition of a foreign entity have been treated as assets and liabilities of the foreign entity and translated into Canadian Dollars at the balance sheet rate.

Foreign exchange gains or losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which in substance is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive income in Accumulated other comprehensive income.

4.10    Earnings (loss) per share

Earnings (loss) per share is computed by dividing the earnings (loss) for the year by the weighted average number of common shares outstanding during the year, including contingently issuable shares which are included when the conditions necessary for issuance have been met. Diluted earnings per share is calculated in a similar manner, except that the weighted average number of common shares outstanding is increased to include potentially issuable common shares from the assumed exercise of common share purchase options and warrants, if dilutive. During the year ended December 31, 2014 and 2013, all the outstanding stock options, warrants and brokers’ warrants were anti-dilutive.

4.11    Share-based compensation plan

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

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2014, 2013 and 2012

(Expressed in Canadian Dollars, unless otherwise stated)

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

4.11    Share-based compensation plan (Cont’d)

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

4.12    Financial instruments

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

December 31, 2014, 2013 and 2012

(Expressed in Canadian Dollars, unless otherwise stated)

4.          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

4.13     Impairment of long-lived assets

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

The following pronouncements issued by the IASB and interpretations published by IFRIC will become effective for annual periods beginning on or after January 1, 2015.

Effective for periods beginning on or after January 1, 2016

IAS 1 Presentation of Financial Statements was amended by the IASB in December 2014. The amendments are designed to further encourage companies to apply professional judgement in determining what information to disclose in their financial statements. For example, the amendments make clear that materiality applies to the whole of financial statements and that the inclusion of immaterial information can inhibit the usefulness of financial disclosures. Furthermore, the amendments clarify that companies should use professional judgement in determining where and in what order information is presented in the financial disclosures. Earlier application is permitted.

Effective for periods beginning on or after January 1, 2017

IFRS 15 Revenue from Contracts with Customers was issued by the IASB in May 2014. The core principle of the new standard is for companies to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration (that is, payment) to which the company expects to be entitled in exchange for those goods or services. The new standard will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements. Earlier application is permitted. IFRS 15 supersedes the following standards: IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers, and SIC-31 Revenue—Barter Transactions Involving Advertising Services.

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2014, 2013 and 2012

(Expressed in Canadian Dollars, unless otherwise stated)

5.	RECENT ACCOUNTING PRONOUNCEMENTS (Cont’d)

Effective for periods beginning on or after January 1, 2018

IFRS 9 Financial Instruments was issued by the IASB in July 2014 and will replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. A new hedge accounting model is introduced and represents a substantial overhaul of hedge accounting which will allow entities to better reflect their risk management activities in the financial statements. The most significant improvements apply to those that hedge non-financial risk, and so these improvements are expected to be of particular interest to non-financial institutions. Earlier application is permitted.

The Company has not yet completed its evaluations of the effect of adopting the above standards and the impact it may have on its consolidated financial statements.

6.         ACCOUNTS AND GRANTS RECEIVABLE

	December 31, 2014	December 31, 2013
Trade receivable	$831,137	$839,336
Government grants receivable (Note 14)	18,207	164,104
	$849,344	$1,003,440

As at December 31, 2014, the Company had accounts receivable of $43,209 (2013 - $13,014) greater than 30 days overdue and not impaired.

7.         PROPERTY AND EQUIPMENT

Cost, January 1, 2013	$212,329
Additions	-
Effect of foreign exchange	3,270
Cost, December 31, 2013	$215,599
Additions	9,536
Disposal	(41,551)
Effect of foreign exchange	(9,905)
Cost, December 31, 2014	$173,679

Accumulated depreciation, January 1, 2013	$173,973
Charge for the year	7,624
Effect of foreign exchange	2,076
Accumulated depreciation, December 31, 2013	$183,673
Charge for the year	7,386
Disposal	(33,778)
Effect of foreign exchange	(8,408)
Accumulated depreciation, December 31, 2014	$148,873

Net book value, December 31, 2013	$31,926
Net book value, December 31, 2014	$24,806

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2014, 2013 and 2012

(Expressed in Canadian Dollars, unless otherwise stated)

8.         INTANGIBLES

	Software and Web Development	Content Platform	Total
Cost, January 1, 2013	$6,792,163	$1,477,112	$8,269,275
Additions	431,711	-	431,711
Effect of foreign exchange	1,191	-	1,191
Cost, December 31, 2013	7,225,065	1,477,112	8,702,177
Additions	544,635	-	544,635
Effect of foreign exchange	11,911	-	11,911
Cost, December 31, 2014	$7,781,611	$1,477,112	$9,258,723

	Software and Web Development	Content Platform	Total
Accumulated amortization, January 1, 2013	$6,626,596	$766,446	7,393,042
Charge for the year	135,627	295,422	431,049
Effect of foreign exchange	1,191	-	1,191
Accumulated amortization, December 31, 2013	6,763,414	1,061,868	7,825,282
Charge for the year	287,435	295,422	582,857
Effect of foreign exchange	2,986	-	2,986
Accumulated amortization December 31, 2014	$7,053,835	$1,357,290	$8,411,125

Net book value, December 31, 2013	$461,651	$415,244	$876,895
Net book value, December 31, 2014	$727,776	$119,822	$847,598

The Company began commercial production and sale of its services and products during 2009. In 2014, the Company focused on the redesign and upgrade of its ELL Technologies’ suite of products and invested $544,635. The ELL Technologies’ suite of products includes five different products, each designed to suit the needs of different demographic groups. Although the full suite of product is not yet complete, the Company has started the commercial production and sale of three of these products.

 9.         LOANS PAYABLE

	December 31, 2014	December 31, 2013
Loans payable, interest bearing at 9% per annum with monthly interest payments, secured by a general security agreement and due on September 8, 2015(i)(ii)	$880,000	$880,000
Unamortized transaction costs	(41,167)	(60,455)
	$838,833	$819,545

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2014, 2013 and 2012

(Expressed in Canadian Dollars, unless otherwise stated)

9.      LOANS PAYABLE (Cont’d)

(i)

On August 27, 2014, the Company extended the term of the loan originally advanced on September 8, 2010, and extended for a further one-year term on September 8, 2011, 2012, 2013 and 2014. As additional consideration for the extension of the loan, the Company issued to the lenders an aggregate of 600,000 (2013 - 880,000) common shares of Lingo Media. The common shares were issued based on 6.8 percent of the value of the loan (2013 – 10 percent), divided by the market value per common share on the date of issuance.

(ii)	Included in loans payable are loans amounting to $480,000 (2013 – $480,000) to related parties as disclosed in Note 21.

10.       SHARE CAPITAL

a)          Authorized

Unlimited number of preference shares with no par value

Unlimited number of common shares with no par value

b)         Common shares - Transactions:

(ii)        (i)     On March 4, 2011, the Company closed a non-brokered private placement financing of 2,500,000 units (each a "Unit") at $0.60 per Unit and an over-allotment of 1,158,668 Units for gross proceeds of $2,195,200 (the "Financing"). Each Unit is comprised of one common share (each a "Common Share") in the capital of the Company and one non-transferable common share purchase warrant (each a "Warrant"). Each Warrant entitles the holder to purchase one Common Share at an exercise price of $0.75 per share until September 4, 2012. The Warrants are callable, at the option of Lingo Media, after July 5, 2011 in the event its Common Shares trade at or over $1.20 per share for 10 consecutive trading days.

On August 23, 2012, the expiry date of the Warrants was extended for additional 18 months to March 4, 2014 with all other conditions remaining the same. On February 21, 2014, the expiry date of the warrants was extended for an additional 2 years to March 4, 2016 with all other terms remaining consistent.

(iii)

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

On August 23, 2012, the expiry date of the Warrants from the Second Financing was extended for an additional 18 months to May 11, 2014 with all other conditions remaining the same. Additionally, on February 21, 2014, the warrants were extended for an additional 2 years to May 11, 2016 with all other terms remaining consistent.

(iv)

On September 8, 2013, the Company extended the term of the $880,000 loan to September 8, 2014, originally advanced on September 8, 2010, and previously extended for a further one-year term on September 8, 2011 and 2012. As additional consideration for the extension of the loan, the Company respectively issued to the lenders an aggregate of 880,000 common shares of Lingo Media. The common shares were issued based on 10 per cent of the value of the loan, divided by a market price of $0.10 per common share. In the absence of a reliable measure of the services received, the services have been measured at the fair value of the common shares issued.

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2014, 2013 and 2012

(Expressed in Canadian Dollars, unless otherwise stated)

10. SHARE CAPITAL (Cont’d)

b)	Common shares - Transactions: (Cont’d)

(v)

On August 27, 2014, the Company extended the term of the $880,000 loan to September 8, 2015, originally advanced on September 8, 2010, and previously extended for a further one-year term on September 8, 2011, 2012 and 2013. As additional consideration for the extension of the loan, the Company issued to the lenders an aggregate of 600,000 common shares of Lingo Media. The common shares were valued at market price of $0.10 per share. In the absence of a reliable measure of the services received, the services have been measured at the fair value of the common shares issued.

11.       SHARE-BASED PAYMENTS

In December 2011, the Company amended its stock option plan (the “2011 Plan“). The 2011 Plan was established to provide an incentive to management (officers), employees, directors and consultants of the Company and its subsidiaries. The maximum number of shares which may be reserved for issuance under the 2011 Plan is limited to 4,108,635 common shares less the number of shares reserved for issuance pursuant to options granted under the 1996 Plan, the 2000 Plan, the 2005 Plan and the 2009 Plan, provided that the Board of Directors of the Company has the right, from time to time, to increase such number subject to the approval of the relevant exchange on which the shares are listed and the approval of the shareholders of the Company.

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

	Number of Options	Weighted Average Exercise Price
Outstanding as at January 1, 2012	2,035,070	$0.89
Granted	1,700,000	0.24
Expired	(227,570)	0.72
Forfeited	(437,000)	1.04
Outstanding as at January 1, 2013	3,070,500	$0.52
Granted	25,000	0.20
Forfeited	(105,000)	0.66
Expired	(207,250)	0.86
Outstanding as at January 1, 2014	2,783,250	0.48
Granted	1,590,000	0.14
Forfeited	(5,000)	0.66
Expired	(600,750)	0.37
Outstanding as at December 31, 2014	3,767,500	0.35

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2014, 2013 and 2012

(Expressed in Canadian Dollars, unless otherwise stated)

11.       SHARE-BASED PAYMENTS (Cont’d)

Options exercisable as at December 31, 2012	1,934,534	$0.66
Options exercisable as at December 31, 2013	2,033,004	$0.55
Options exercisable as at December 31, 2014	2,461,166	$0.45

The weighted average remaining contractual life for the stock options outstanding as at December 31, 2014 was 2.07 years (2013 – 2.13 years, 2012 – 2.62 years). The range of exercise prices for the stock options outstanding as at December 31, 2014 was $0.13 - $1.70 (2013 - $0.20 - $1.75, 2012 - $0.24 - $2.00). The weighted average grant-date fair value of options granted to management, employees, directors and consultants during 2014 has been estimated at $0.07 (2013 - $0.20, 2012 - $0.24) using the Black-Scholes option-pricing model. The estimated fair value of the options granted is expensed over the options vesting periods.

The vesting periods on the options granted in 2014 are as follows, 435,000 (2013 – nil, 2012 – 550,000) stock options vested immediately upon issuance, 445,000 (2013 - 25,000, 2012 – 750,000) stock options will vest quarterly over 18 months, 410,000 stock options will vest quarterly over 12 months, and 300,000 (2013 – nil, 2012 – 400,000) stock options will vest upon achievements of certain milestones.

The pricing model assumes the weighted average risk free interest rates of 1.21% (2013 – 0.98%, 2012 – 1.37%) weighted average expected dividend yields of nil (2013 – nil, 2012 - nil), the weighted average expected common stock price volatility (based on historical trading) of 79% (2013 – 93.57%, 2012 – 82.64%), a forfeiture rate of zero, a weighted average stock price of $0.14 (2013 - $0.19, 2012 – $0.22), a weighted average exercise price of $0.14 (2013 - $0.20, 2012 - $0.24), and a weighted average expected life of 3 years (2013 – 2 years, 2012 – 4.73 years), which were estimated based on past experience with options and option contract specifics.

12.       Warrants

The following summarizes the warrants outstanding:

	Weighted Average Remaining Contractual Life (Years)	Series	Number of Warrants	Weighted Average Exercise Price
Extended	1.17	A	3,658,668	$ 0.75
Extended	1.36	B	1,875,000	0.75
December 31, 2012			5,533,668	0.75
December 31, 2013			5,533,668	0.75
December 31, 2014			5,533,668	$ 0.75

The 3,658,668 warrants issued on March 4, 2011 and the 1,875,000 warrants issued on May 11, 2011 had an expiry date of March 4, 2014 and May 11, 2014 respectively. On February 14, 2014, the warrants were extended to March 4, 2016 and May 11, 2016 respectively.

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2014, 2013 and 2012

(Expressed in Canadian Dollars, unless otherwise stated)

13.        INCOME TAXES

The provision for income taxes reflects an effective income tax rate, which differs from the Canadian corporate income tax rate as follows:

	2014	2013	2012
Combined basic Canadian federal and provincial income tax rate	26.50%	26.50%	26.50%
Effective income tax recovery on loss from continuing operations before income taxes	$109,480	$40,438	(302,243)
Increase (decrease) resulting from change in the deferred tax assets not recognized	99,353	283,976	2,244,155
Withholding tax on sales to China	260,630	233,799	208,040
Non-deductible items	23,013	19,416	66,027
Change in prior year estimates	(223,357)	(335,963)	(1,993,992)
	$269,119	$241,666	221,987

The tax effect of temporary differences representing deferred tax assets is as follows:

	2014	2013
Deferred tax assets:
Operating loss carry forwards	$5,524,000	$5,425,000
Share issue costs	9,000	18,000
	$5,533,000	$5,443,000
Deferred tax assets not recognized	(5,274,000)	(5,175,000)
Deferred tax assets recognized	259,000	268,000
Software and web development costs	(262,000)	(269,000)
Property and equipment	3,000	1,000
Net deferred tax assets	$-	$-

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

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2014, 2013 and 2012

(Expressed in Canadian Dollars, unless otherwise stated)

13.       INCOME TAXES (Cont’d)

At December 31, 2014, the Company has non-capital losses available for carry forward for Canadian income tax purposes amounting to $20,177,006 (2013 - $20,472,135). These losses expire in the following fiscal years:

2015	674,805
2026	1,189,664
2027	1,067,640
2028	2,162,781
2029	2,991,207
2030	4,395,814
2031	5,184,479
2032	1,663,076
2033	795,911
2034	51,629
$20,177,006

14.      GOVERNMENT GRANTS

Included as a reduction of selling, general and administrative expenses are government grants of $241,465 (2013 - $271,647, 2012 - $128,560), relating to the Company's publishing and software projects. At the end of the year, $18,207 (2013 - $164,104, 2012 - $17,736) is included in accounts and grants receivable.

During 2008, the Company was audited by a government agency and was assessed with a repayment amount of $115,075 related to a publishing grant. In 2010, the Company was reassessed with a reduction to the repayment reassessment to $100,000 which was recorded in accrued liabilities and this audit finding was appealed by the Company. In 2013, the appeal was approved and the liability was re-assessed and reduced to $16,263, which was paid and the difference of $87,737 was recorded as grant revenue during 2013.

One government grant for the print-based English language learning segment is repayable in the event that the segment’s annual net income for each of the previous two years exceeds 15% of revenue. During the year, the conditions for the repayment of grants did not arise and no liability was recorded.

One grant, relating to the Company’s “Development of Comprehensive, Interactive Phonetic English Learning Solution” project, is repayable semi-annually at a royalty rate of 2.5% per year’s gross sales derived from this project until 100% of the grant is repaid. No royalty was paid in 2014, 2013 or 2012 as no sales were generated from this project.

15.       FINANCIAL INSTRUMENTS

15.1     Fair values

The carrying value of cash and accounts and grants receivable, approximates its fair value due to the liquidity of these instruments. The carrying value of accounts payables and accrued liabilities and loans payables approximates its fair value due to the requirement to extinguish the liabilities on demand or payable within a year.

15.2     Financial risk management objectives and policies

The financial risk arising from the Company’s operations are currency risk, liquidity risk and credit risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Group’s ability to continue as a going concern. The risks associated with these financial instruments and the policies on how to mitigate these risks are as follows:

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2014, 2013 and 2012

(Expressed in Canadian Dollars, unless otherwise stated)

15.      FINANCIAL INSTRUMENTS (Cont’d)

15.3    Foreign currency risk

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

A 10% strengthening of the US Dollars against Canadian Dollars would have increased the net equity by $90,365 (2013 - $76,850) due to reduction in the value of net liability balance. A 10% of weakening of the US Dollar against Canadian Dollar at December 31, 2014 would have had the equal but opposite effect. The significant financial instruments of the Company, their carrying values and the exposure to other denominated monetary assets and liabilities, as of December 31, 2014 are as follows:

	US Denominated	China Denominated	Euro Denominated
	USD	RMB	Euro
Cash	-	18,412	11,091
Accounts receivable	681,916	-	16,691
Accounts payable	45,926	-	-

The carrying values and the exposure to other denominated monetary assets and liabilities as of December 31, 2013 are as follows:

	US Denominated	China Denominated
	USD	RMB
Cash	43,422	8,978
Accounts receivable	788,497	3,935
Accounts payable	68,785	-

15.4     Liquidity Risk

The Company manages its liquidity risk by preparing and monitoring forecasts of cash expenditures to ensure that it will have sufficient liquidity to meet liabilities when due. The Company’s accounts payable and accrued liabilities generally have maturities of less than 90 days. At December 31, 2014, the Company had cash of $477,001 (2013 - $78,091), accounts and grants receivable of $849,344 (2013 - $1,003,440) and prepaid and other receivables of $85,071 (2013 - $84,620) to settle current liabilities of $1,679,482 (2013 - $1,703,703).

15.5    Credit Risk

Credit risk refers to the risk that one party to a financial instrument will cause a financial loss for the counterparty by failing to discharge an obligation. The Company is primarily exposed to credit risk through accounts receivable. The maximum credit risk exposure is limited to the reported amounts of these financial assets. Credit risk is managed by ongoing review of the amount and aging of accounts receivable balances. As at December 31, 2014, the Company has outstanding receivables of $849,344 (2013- $1,003,440). An allowance for doubtful accounts is taken on accounts receivable if the account has not been collected after a predetermined period of time and is offset to other operating expenses. The Company deposits its cash with high credit quality financial institutions, with the majority deposited within Canadian Tier 1 Banks.

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2014, 2013 and 2012

(Expressed in Canadian Dollars, unless otherwise stated)

16.       MAJOR CUSTOMER

The Company has sales to a major customer in 2014 and 2013, a government agency of the People’s Republic of China. The total percentage of sales to this customer during the year was 65% (2013 – 75%, 2012 – 66%) and the total percentage of accounts receivable at December 31, 2014 was 84% (2013 – 68%, 2012 – 87%).

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

The Company includes equity, comprised of issued share capital, warrants, share-based payments reserve and deficit, in the definition of capital. The Company is dependent on cash flow from co-publishing and licensing agreements and external financing to fund its activities. In order to carry out planned development of its products and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There has been no change to the Company’s capital management in 2014 or 2013.

18.      SEGMENTED INFORMATION

The Company operates two distinct reportable business segments as follows:

Print-based English Language Learning: Lingo Learning is a print-based publisher of English school programs in China.

Online English Language Learning: ELL Technologies is a globally-established English language learning multi-media and online training company. Parlo is a fee-based online English language training and assessment service. Speak2Me is a free-to-customer advertising-based online English learning service in China.

2014	Online English Language Learning	Print-Based English Language Learning	Total
Segmented assets	$1,407,525	$1,015,913	$2,423,438
Segmented liabilities	623,349	1,056,134	1,679,483
Segmented revenue	831,650	1,680,814	2,512,464
Segmented direct costs	286,945	95,649	382,594
Segmented selling, general & administrative	307,361	642,868	950,229
Segmented intangible amortization	582,857	-	582,857
Segmented other expense	3,652	272,853	276,505
Segmented income (loss)	(349,165)	669,444	320,279
Segmented intangible addition	544,635	-	544,635

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2014, 2013 and 2012

(Expressed in Canadian Dollars, unless otherwise stated)

18.      SEGMENTED INFORMATION (Cont’d)

2013	Online English Language Learning	Print-Based English Language Learning	Total
Segmented assets	$1,215,023	$999,567	$2,214,590
Segmented liabilities	496,975	1,206,728	1,703,703
Segmented revenue	466,869	1,541,197	2,008,066
Segmented direct costs	153,200	42,124	195,324
Segmented selling, general & administrative	295,893	645,569	941,462
Segmented intangible amortization	431,049	-	431,049
Segmented other expense	6,171	243,119	249,290
Segmented income (loss)	(419,444)	610,385	190,941
Segmented intangible addition	431,711	-	431,711

2012	Online English Language Learning	Print-Based English Language Learning	Total
Segmented assets	$1,269,953	$1,390,695	$2,660,648
Segmented liabilities	814,887	1,428,469	2,243,356
Segmented revenue	680,321	1,335,940	2,016,261
Segmented direct costs	261,341	11,714	273,055
Segmented selling, general & administrative	1,014,346	1,106,890	2,121,236
Segmented intangible amortization	365,752	-	365,752
Segmented other expense	8,415	223,411	231,826
Segmented income (loss)	(969,533)	(6,075)	(975,608)
Segmented intangible addition	143,215	-	143,215

Other Financial Items	2014	2013	2012
Print-Based English Language Learning segment income (loss)	$669,444	$610,385	$(6,075)
Online English Language Learning segment income (loss)	(349,165)	(419,444)	(969,533)
Foreign exchange gain	106,437	134,444	25,046
Interest and other financial	(217,040)	(240,516)	(168,769)
Share-based payments	(65,663)	(61,926)	(243,195)
Other comprehensive income	(36,607)	(79,274)	(2,211)
Total Comprehensive Income /(Loss)	$107,406	$(56,331)	$(1,364,737)

Revenue by Geographic Region

	2014	2013	2012
China	$1,822,660	$1,543,753	$1,366,415
Other	689,804	464,313	649,846
	$2,512,464	$2,008,066	$2,016,261

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2014, 2013 and 2012

(Expressed in Canadian Dollars, unless otherwise stated)

18.       SEGMENTED INFORMATION (Cont’d)

Identifiable Assets by Geographic Region

	2014	2013	2012
Canada	$2,410,202	$1,919,176	$2,510,182
China	13,236	295,414	150,466
	$2,423,438	$2,214,590	$2,660,648

Transactions between operating segments are recorded at the exchange amount and eliminated upon consolidation.

19.       COMMITMENTS AND CONTINGENCY

The Company has future minimum lease payments under operating leases for premises and equipment as follows:

2015	$ 192,804
2016	35,990
2017	-

The rent expense associated with operating lease for premise and equipment is recognized on a straight-line basis.

As a result of the acquisition of ELL Technologies, the Company will owe royalties of 3-9% (Year 2) and 2-8% (Year 3) of ELL Technologies revenues based upon a number of gross revenue targets. Royalty amounts will be due on a quarterly basis. As of December 31, 2014, royalties in the amount of $117,314 have been expensed.

20.      SUPPLEMENTAL CASH FLOW INFORMATION

	2014	2013	2012
Income taxes and other taxes paid	$269,119	$191,579	$147,707
Interest paid	$85,876	$151,585	$93,648

Non-cash transactions:

(a)	In 2014, 600,000 (2013 – 880, 000) shares of the Company, valued at $60,000 (2013 - $88,000), were issued to lenders as a bonus for the loan extension.

21.       RELATED PARTY BALANCES AND TRANSACTIONS

During the year, the Company had the following transactions with related parties, made in the normal course of operations, and accounted for at an amount of consideration established and agreed to by the Company and related parties.

(a)

Key management compensation was $361,405 (2013 – $228,800, 2012 - $312,000) and is reflected as consulting fees paid to corporations owned by a director and officers of the Company, of which, $385,566 (2013 -$340,944, 2012 - $277,092) is unpaid and included in accounts payable and accrued liabilities. Options granted to key management during the year are valued at $36,050 (2013 - $Nil, 2012 - $84,055).

(b)

At the year end, the Company had loans payable bearing interest at 9% per annum due to corporations controlled by directors and officers of the Company in the amount of $480,000 (2013 - $480,000, 2012 - $435,000). Interest expense related to these loans is $43,200 (2013 - $48,731, 2012 - $45,271).

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2014, 2013 and 2012

(Expressed in Canadian Dollars, unless otherwise stated)

21.        RELATED PARTY BALANCES AND TRANSACTIONS (Cont’d)

(c)

Common shares issued to lenders for the extension of the $880,000 (2013 - $880,000) loan include 327,273 common shares (2013 – 480,000, 2012 – 174,000) issued at $0.10 per share (2013 - $0.10, 2012 - $0.25) to lenders’ corporations controlled by directors and an officer.

22.	SUBSEQUENT EVENT

On April 17, 2015, the Company closed a non-brokered private placement financing of 5,000,000 units at $0.10 per unit for gross proceeds of $500,000. Each Unit is comprised of one common share in the capital of the Company and one common share purchase warrant. Each Warrant entitles the holder to purchase one Common Share at an exercise price of $0.125 per share until April 17, 2016. No finders’ fee was paid. One director participated in the private placement financing.

