Form 20-F
period 2015-12-31
LINGO MEDIA CORP
filed 2016-05-17
CIK 1177167

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Annual Report

FORM 20-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

X    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

151 Bloor Street West, Suite 703, Toronto, Ontario, Canada M5S 1S4

(Address of principal executive offices)

Michael Kraft, President & CEO

Tel: (416) 927-7000 x23 Fax: (416) 927-1222 Email: investor@lingomedia.com

Lingo Media Corporation 151 Bloor Street West, Suite 703, Toronto, Ontario, Canada M5S 1S4

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

29,518,343

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

PART I

ITEM 1. Identity of Directors, Senior Management and Advisors

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Lingo Media Corporation (“Lingo Media” or the “Company”) is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of Ontario and its shares are listed on the TSX Venture Exchange and inter-listed on the OTCQB Marketplace. The consolidated financial statements of the Company as at and for the year ended December 31, 2015 comprise the Company and its wholly owned subsidiaries (the “Group”) consisted of Lingo Learning Inc., ELL Technologies Ltd., ELL Technologies Limited, Speak2Me Inc., Lingo Group Limited and Parlo Corporation.

Lingo Media is an EdTech company that is ‘Changing the way the world learns English’.  The Company provides online and print-based solutions through its two distinct business units: ELL Technologies Ltd. (“ELL Technologies”) and Lingo Learning Inc. (“Lingo Learning”). ELL Technologies is a global English language learning multi-media and online training company. Lingo Learning is a print-based publisher of English language learning school programs in China.

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

The following data for the fiscal years ended December 31, 2015, 2014, 2013, 2012 and 2011 is derived from our consolidated financial statements prepared in accordance with IFRS (and the data for the fiscal year ended December 31, 2010 is derived from our consolidated financial statements prepared in accordance with Canadian GAAP) and all are expressed in Canadian Dollars.

	Fiscal Year Ended December 31
	2015	2014	2013	2012	2011
Revenue	$4,925,735	$2,512,464	$2,008,066	$2,016,261	$2,066,969
Profit/(Loss) from Operations	2,532,057	523,736	370,681	(996,816)	(4,203,274)
Total Comprehensive Profit/(Loss)	2,374,699	107,406	(56,331)	(1,364,737)	(4,799,626)
Total Assets	5,232,951	2,423,438	2,214,590	2,660,648	3,049,175
Current Assets	2,858,710	1,411,416	1,166,151	1,606,441	1,761,715
Issued Share Capital	29,518,343	22,379,177	21,779,177	20,899,177	20,543,177
Weighted Average Number of Common Shares Outstanding	26,288,889	21,986,300	21,174,026	20,652,415	18,797,185
Total Equity	4,046,784	743,956	510,887	417,292	1,449,834
Dividends per Common Share	NIL	NIL	NIL	NIL	NIL
Earnings/(Loss) per Share
Basic	$0.10	$0.01	$(0.00)	$(0.07)	$(0.25)
Diluted	$0.09	$0.01	$(0.00)	$(0.07)	$(0.25)

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

Table No. 4

U.S. Dollar/Canadian Dollar

	Average	High	Low	Close
Mar-16	1.3222	1.3468	1.2962	1.2971
Feb-16	1.3787	1.4040	1.3523	1.3523
Jan-16	1.4181	1.4589	1.3969	1.4080
Dec-15	1.3718	1.3990	1.3360	1.3840
Nov-15	1.3289	1.3360	1.3095	1.3333
Oct-15	1.3063	1.3242	1.2904	1.3083
Sept-15	1.3270	1.3413	1.3147	1.3394
Aug-15	1.3145	1.3303	1.2973	1.3223
Jul-15	1.2842	1.3060	1.2566	1.3047
Jun-15	1.2359	1.2550	1.2209	1.2474
May-15	1.2188	1.2485	1.1951	1.2465
Apr-15	1.2348	1.2612	1.1954	1.2119

Fiscal Yr Ended Dec., 31, 2015	1.3718	1.3990	1.3360	1.3840
Fiscal Yr Ended Dec., 31, 2014	1.1048	1.1643	1.0614	1.1601
Fiscal Yr Ended Dec., 31, 2013	1.0302	1.0697	0.9839	1.0636
Fiscal Yr Ended Dec. 31, 2012	0.9996	1.0279	0.9790	0.9902
Fiscal Yr Ended Dec. 31, 2011	0.9959	1.0130	0.98	0.9944
Fiscal Yr Ended Dec. 31, 2010	1.0295	1.0778	0.9946	0.9946

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

A 10% strengthening of the US Dollar against the Canadian Dollar would have increased the net equity by approximately $228,000 (2014 - $90,000) due to reduction in the value of net liability balance. A 10% of weakening of the US Dollar against the Canadian Dollar at December 31, 2015 would have had the equal but opposite effect. The significant financial instruments of the Company, their carrying values and the exposure to other denominated monetary assets and liabilities, as of December 31, 2015 are as follows:

	US Denominated	Euro Denominated	Great Britain Denominated
	USD	Euro	GBP
Cash	367,138	4,574	-
Accounts receivable	1,346,490	-	-
Accounts payable	64,298	-	3,960

The carrying values and the exposure to other denominated monetary assets and liabilities as of December 31, 2014 are as follows:

	US Denominated	China Denominated	Euro Denominated
	USD	RMB	Euro
Cash	-	18,412	11,091
Accounts receivable	681,916	-	16,692
Accounts payable	45,926	-	-

Liquidity Risk

The Company manages its liquidity risk by preparing and monitoring forecasts of cash expenditures to ensure that it will have sufficient liquidity to meet liabilities when due. The Company’s accounts payable and accrued liabilities generally have maturities of less than 90 days. At December 31, 2015, the Company had cash of $409,022 (2014 - $477,001), accounts and grants receivable of $1,961,534 (2014 - $849,344) and prepaid and other receivables of $488,154 (2014- $85,071) to settle current liabilities of $1,186,167 (2014 - $1,679,482).

Credit Risk

Credit risk refers to the risk that one party to a financial instrument will cause a financial loss for the counterparty by failing to discharge an obligation. The Company is primarily exposed to credit risk through accounts receivable. The maximum credit risk exposure is limited to the reported amounts of these financial assets. Credit risk is managed by ongoing review of the amount and aging of accounts receivable balances. As at December 31, 2015, the Company has outstanding receivables of $1,961,534 (2014- $849,344). An allowance for doubtful accounts is taken on accounts receivable if the account has not been collected after a predetermined period of time and is offset against other operating expenses. The Company deposits its cash with high credit quality financial institutions, with the majority deposited within Canadian Tier 1 Banks.

Dependence on Major Customer

The Company has sales to a major customer in 2015 and 2014, a government agency of the People’s Republic of China. The total percentage of sales to this customer during the year was 39% (2014 – 65%, 2013 – 75%) and the total percentage of accounts receivable at December 31, 2015 was 45% (2014 – 84%, 2013 – 68%).

In 2015 and 2014, the Company has sales to an online education services distribution company. The total percentage of sales to this customer during the year was 50% (2014 – 9%) and the total percentage of accounts receivable at December 31, 2015 was 50% (2014 – nil).

Market Trends and Business Uncertainties

Lingo Media believes that the global market trends in English language learning are strong and will continue to grow at a rapid pace. Developing countries around the world, specifically in Latin America and Asia are expanding their mandates for the teaching of English amongst students, young professionals and adults.

The British Council suggests that there are 1.6 Billion people learning English globally. English language learning products and services are a US$56.3 Billion global market notes Ambient Insight, who also forecasts digital English learning expenditures to account for US$3.1 Billion by 2018.

Markets and Markets forecasts the global EdTech market to grow from US$43.27 Billion in 2015 to US$93.76 Billion to 2020, or at a CAGR or 16.72%.

GSV Advisors forecasts digital English learning product expenditures to be US$2.5 Billion (or 7.3%) of the global market by 2016, with Latin America representing approximately US$260.9 Million of that figure. Students attending English language training (“ELT”) classes in Latin America accounted for approximately 14 per cent of worldwide revenues, or US$321-million in 2013. Growth has been very rapid in the region, and represents a particularly strong opportunity moving forward relative to other geographic regions. The remaining market for ELT is largely concentrated in Europe, the Middle East and Africa (45 per cent of revenues or US$1.04-billion) and the Asia Pacific region (35 per cent of revenues or US$825-million).

Lingo Media is uniquely positioned to take advantage of the market opportunity for teaching English in Latin America and Asia, with its scalable web-based learning technology and solutions. Although the market outlook remains positive, there can be no assurance that this trend will continue or that the Company will benefit from this trend.

Competitive Markets

We operate in competitive and evolving markets locally, nationally and globally. These markets are subject to rapid technological change and changes in customer preferences and demand. There can be no assurance that we will be able to obtain market acceptance or compete for market share. We must be able to keep current with the rapidly changing technologies, to adapt our services to evolving industry standards and to improve the performance and reliability of our services. New technologies could enable competitive product offerings and adversely affect us and our failure to adapt to such changes could seriously harm our business.

Failure of Delivery Infrastructure to Perform Consistently

Our success as a business depends, in part, on our ability to provide consistently high quality online services to users via the delivery infrastructure. There is no guarantee that the Company’s delivery infrastructure and/or its software will not experience problems or other performance issues. If the delivery infrastructure or software fails or suffers performance problems, then it would likely affect the quality and interrupt the continuation of our services and significantly harm the business.

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

Economic Conditions

Unfavorable economic and market conditions could increase our financing costs, reduce demand for our products and services, limit access to capital markets and negatively impact any access to future credit facilities. Expenditures by educational institution, government and corporation tend to be cyclical, reflecting overall economic conditions as well as budgeting and purchasing patterns.

Working Capital

We may need to raise additional funds in order to finance our operations and growth strategy. The Company expects that corporate growth will be funded from cash flow equity and/or debt financing(s) to help generate any required capital. Insuring that capital is available to increase production; sales and marketing capacity; and to provide support materials and training in the market place and to expand is essential to success. There can be no assurance that financing will be available on terms favorable to us, or at all. If adequate funds are not available on acceptable terms, we may be forced to curtail or cease our operations. Even if we are able to continue our operations, the failure to obtain financing could have a substantial adverse effect on our business and financial results.

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

Penny Stock Rules

Our common shares are quoted on the OTCQB Marketplace; a FINRA sponsored and operated quotation system for equity securities. It is a more limited trading market than the NASDAQ, and timely, accurate quotations of the price of our common shares may not always be available. You may expect trading volume to be low in such a market. Consequently, the activity of only a few shares may affect the market and may result in wide swings in price and in volume.

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

There is Uncertainty as to the Company’s Shareholders’ Ability to Enforce Civil Liabilities Both Within and Outside of the United States

The preponderance of our assets are located outside the United States and are held through companies incorporated under the laws of Canada, Hong Kong, China, and the United Kingdom and representative office in China. In addition, all of our directors and officers are nationals and/or residents of countries other than the United States. All or a substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for shareholders to effect service of process within the United States upon these persons. In addition, investors may have difficulty enforcing, both in and outside the United States, judgments based upon the civil liability provisions of the securities laws of the United States or any State thereof.

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

The Company currently has two active segments: Lingo Learning Inc. ("LLI") and ELL Technologies Ltd. (“ELL Technologies”)

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

Facsimile: (416) 927-1222

E-mail: investor@lingomedia.com

Website: www.lingomedia.com

The Company’s Beijing Representative Office is located at:

#55 Middle Road East Third Ring,

Tower B, Fuli Twins Tower, Suite 1805

Chaoyang District,

Beijing China 100022

The Company's fiscal year ends on December 31st.

The Company's common shares trade on the TSX Venture Exchange under the symbol "LM", on the OTCQB under the symbol “LMDCF” and are quoted on the Berlin-Bremen Stock Exchange under the symbol “LIM.BE” and the German securities code is (WKN) 121226.

4.B.      BUSINESS OVERVIEW

Background

Lingo Media (“Lingo Media,” the “Company,” “we” or ”us”) is an EdTech company that is ‘Changing the way the world learns English’ through the combination of education with technology. The Company is focused on online and print-based technologies and solutions through its two subsidiaries: Lingo Learning Inc. (Lingo Learning”) and ELL Technologies Ltd. (“ELL Technologies”). Through its two distinct business units, Lingo Media develops, markets and supports a suite of English language learning solutions consisting of web-based software licensing subscriptions, online and professional services, audio practice tools and multi-platform applications. The Company continues to operate its legacy textbook publishing business from which it collects recurring royalty revenues.

Lingo Media’s two distinct business units include ELL Technologies and Lingo Learning. ELL Technologies is a global web-based educational technology (“EdTech”) English language learning training and assessment company that creates innovative Software-as-a-Service eLearning solutions. Lingo Learning is a print-based publisher of English language learning textbook programs in China. Lingo Media has formed successful relationships with key government and industry organizations, establishing a strong presence in China’s education market of more than 300 million students. The Company is extending its global reach, with an initial market expansion into Latin America and continues to expand its product offerings and technology applications.

As of December 31, 2015, the Company operated two distinct business segments as follows:

Print-Based English Language Learning

The Company continues to maintain its legacy textbook publishing business through Lingo Learning, a print-based publisher of English language learning programs in China since 2001. Lingo Learning has an established presence in China’s education market of over 300 million students. To date, it has co-published more than 550 million units from its library of program titles.

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

Online English Language Learning

ELL Technologies, acquired in 2010, now offers over 2,000 hours of interactive learning through a number of product offerings that include Winnie’s World, English Academy, Scholar, Campus, Master and Business, in addition to offering custom solutions. ELL Technologies is primarily marketed in Latin America through a network of distributors and earns its revenues from licensing and subscription fees from its suite of web-based EdTech language learning products and applications.

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

At the time of the acquisition, ELL Technologies had an extensive existing product line which required substantial revisions in the technology platform and user interface. Over the past few years, our development team has engineered an eLearning platform and has been introducing new products to the market since the beginning of 2015, integrating cutting-edge technologies, solutions, content and pedagogy.

Segmented Information (Before Other Financial Items Below)

2015	Online English Language Learning	Print-Based English Language Learning	Total

Segmented assets	3,756,913	1,476,038	5,232,951
Segmented liabilities	717,139	469,028	1,186,167
Segmented revenue	2,954,614	1,971,121	4,925,735
Segmented direct costs	276,049	106,822	382,871
Segmented selling, general & administrative	337,756	721,947	1,059,703
Segmented intangible amortization	721,720	-	721,720
Segmented other expense	3,097	315,771	318,868
Segmented profit	1,615,992	826,581	2,442,573
Segmented intangible addition	2,071,440	-	2,071,440

2014	Online English Language Learning	Print-Based English Language Learning	Total

Segmented assets	$1,407,525	$1,015,913	$2,423,438
Segmented liabilities	623,349	1,056,134	1,679,483
Segmented revenue	831,650	1,680,814	2,512,464
Segmented direct costs	286,945	95,649	382,594
Segmented selling, general & administrative	307,361	642,868	950,229
Segmented intangible amortization	582,857	-	582,857
Segmented other expense	3,652	272,853	276,505
Segmented profit (loss)	(349,165)	669,444	320,279
Segmented intangible addition	544,635	-	544,635

2013	Online English Language Learning	Print-Based English Language Learning	Total

Segmented assets	$1,215,023	$999,567	$2,214,590
Segmented liabilities	496,975	1,206,728	1,703,703
Segmented revenue	466,869	1,541,197	2,008,066
Segmented direct costs	153,200	42,124	195,324
Segmented selling, general & administrative	295,893	645,569	941,462
Segmented intangible amortization	431,049	-	431,049
Segmented other expense	6,171	243,119	249,290
Segmented profit (loss)	(419,444)	610,385	190,941
Segmented intangible addition	431,711	-	431,711

2012	Online English Language Learning	Print-Based English Language Learning	Total

Segmented assets	$1,269,953	$1,390,695	$2,660,648
Segmented liabilities	814,887	1,428,469	2,243,356
Segmented revenue	680,321	1,335,940	2,016,261
Segmented direct costs	261,341	11,714	273,055
Segmented selling, general & administrative	1,014,346	1,106,890	2,121,236
Segmented intangible amortization	365,752	-	365,752
Segmented other expense	8,415	223,411	231,826
Segmented income (loss)	(969,533)	(6,075)	(975,608)
Segmented intangible addition	143,215	-	143,215

2011	Online English Language Learning	Print-Based English Language Learning	Total
Segmented assets	$1,610,229	$1,438,946	$3,049,175
Segmented liabilities	656,422	942,919	1,599,341
Segmented revenue	829,589	1,237,380	2,066,969
Segmented direct costs	168,013	(26,264)	141,749
Segmented selling, general & administrative	1,474,810	865,745	2,340,555
Segmented intangible amortization	2,544,818	-	2,544,818
Segmented other expense	891,386	213,991	1,105,377
Segmented income (loss)	(4,074,438)	(743,938)	(4,818,376)
Segmented intangible addition	138,681	-	138,681

Other Financial Items	2015	2014	2013	2012	2011
Print-Based English Language Learning segmented income (loss)	$826,581	$669,444	$610,385	$(6,075)	$183,908
Online English Language Learning segmented income (loss)	1,615,992	(349,165)	(419,444)	(969,533)	(4,074,438)
Foreign exchange gain	399,314	106,437	134,444	25,046	19,709
Interest and other financial	(158,792)	(217,040)	(240,516)	(168,769)	(328,112)
Share-based payments	(151,038)	(65,663)	(61,926)	(243,195)	(518,114)
Other comprehensive loss	(157,358)	(36,607)	(79,274)	(2,211)	(82,579)
Total Comprehensive Income /(Loss)	$2,374,699	$107,406	$(56,331)	$(1,364,737)	$(4,799,626)

Revenue by Geographic Region

	2015	2014	2013	2012	2011
Latin America	$2,660,535	$424,892	$60,966	$126,957	$2,328
China	2,069,253	1,822,660	1,543,753	1,366,415	1,320,945
Other	195,947	264,912	403,347	522,889	743,696
	$4,925,735	$2,512,464	$2,008,066	$2,016,261	$2,066,969

Identifiable Non-Current Assets by Geographic Region

	2015	2014	2013	2012	2011
Canada	$2,374,241	$1,004,424	$1,024,169	$2,626,632	$2,923,211
China	-	7,598	24,270	34,016	121,964
	$2,374,241	$1,012,022	$1,048,439	$2,660,648	$3,049,175

Intangibles	Software and Web Development	Content Platform	Customer Relationships	Content Development	Total
Cost, January 1, 2011	$6,523,227	$1,477,112	$130,000	$-	$8,130,339
Additions	126,472	-	-	-	126,472
Cost, December 31, 2011	6,649,699	1,477,112	130,000	-	8,256,811
Additions	142,464	-	-	-	142,464
Cost, December 31, 2012	6,792,163	1,477,112	130,000	-	8,399,275
Additions	431,711	-	-	-	431,711
Effect of foreign exchange	1,191	-	-	-	1,191
Cost, December 31, 2013	7,225,065	1,477,112	130,000	-	8,832,117
Additions	544,635	-	-	-	544,635
Effect of foreign exchange	11,911	-	-	-	11,911
Cost, December 31, 2014	7,781,611	1,477,112	130,000	-	9,388,723
Additions	782,945	-	-	1,288,495	2,071,440
Effect of foreign exchange	66,450	-	-	-	66,450
Cost, December 31, 2015	$8,631,006	$1,477,112	$130,000	$1,288,495	$11,526,613

Intangibles	Software and Web Development	Content Platform	Customer Relationships	Content Development	Total
Accumulated depreciation, January 31, 2011	$3,695,622	$174,792	$130,000	$-	$4,000,414
Charge for the year	2,184,396	295,422			2,479,818
Impairment Loss	703,600				703,600
Accumulated depreciation, December 31, 2011	6,583,618	470,214	130,000	-	$7,183,832
Charge for the year	42,978	296,232	-	-	339,210
Accumulated depreciation, December 31, 2012	6,626,596	766,446	130,000	-	7,523,042
Charge for the year	135,627	295,422	-	-	431,049
Effect of foreign exchange	1,191	-	-	-	1,191
Accumulated depreciation, December 31, 2013	6,763,414	1,061,868	130,000	-	7,955,282
Charge for the year	287,435	295,422	-	-	582,857
Effect of foreign exchange	2,986	-	-	-	2,986
Accumulated depreciation, December 31, 2014	7,053,835	1,357,290	130,000	-	8,541,125
Charge for the year	510,366	119,822	-	91,532	721,720
Effect of foreign exchange	58,024	-	-	-	58,024
Accumulated depreciation, December 31, 2015	$7,622,225	$1,477,112	$-	$91,532	$9,320,869

Net book value, December 31, 2011	$66,081	$1,006,898	$26,542	$-	1,099,521
Net book value, December 31, 2012	$165,567	$710,666	$-	$-	876,233
Net book value, December 31, 2013	$461,651	$415,244	$-	$-	876,895
Net book value, December 31, 2014	$727,776	$119,822	$-	$-	847,598
Net book value, December 31, 2015	$1,008,781	$-	$-	$1,196,963	$2,205,744

The Company began commercial production and sale of its services and products during 2009. In 2015, the Company focused on the redesign and upgrade of its ELL Technologies’ suite of products and invested $2,071,440 (2014 - $544,635). The ELL Technologies’ suite of products includes six different products, each designed to suit the needs of different demographic groups. Although the full suite of product is not yet complete, the Company has started the commercial production and sale of five of these products. No impairment was recognized in 2014 or 2015.

4.C.      Organization Structure

See 4.A. “History and Development of the Company” for more information.

Name of subsidiary	Principal activity	Place of incorporation and operation	Proportion of ownership interest and voting rights held
			December 31, 2015	December 31, 2014	December 31, 2013
Lingo Learning Inc.	Developer and publisher of English language learning print and audio-based products	Canada	100%	100%	100%
ELL Technologies Ltd.	English language learning multi-media & online training service	Canada	100%	100%	100%
ELL Technologies Limited	English language learning multi-media & online training service	U.K.	100%	100%	100%
Speak2Me Inc.	Free English language learning online service	Canada	100%	100%	100%
Parlo Corporation	Fee-based online English language learning training and assessment service	Canada	100%	100%	100%

4.D.      Property and Equipment

The Company’s executive offices are located in rented premises of approximately 4,270 sq. ft. at 151 Bloor Street West, Suite 703, Toronto, Ontario, M5S 1S4 Canada. The Company began occupying these facilities, through its subsidiary Lingo Learning Inc. in March 2006.

The Company’s Beijing representative offices are located in rented premises of approximately 2,174 sq. ft. at #55 Middle Road East Third Ring, Tower B, Fuli Twins Tower, Suite 1805, Chaoyang District Beijing, China, 100022

The Company has office equipment, furniture and computer equipment located in these offices and for the fiscal years ended December 31, 2015, 2014, 2013, 2012, and 2011, they have a net carrying value of $28,879, $24,806, $31,926, $38,356, and $48,321, respectively.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended December 31, 2015, December 31, 2014, and December 31, 2013 should be read in conjunction with the consolidated financial statements of the Company and the notes thereon.

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

Basis of Measurement

These consolidated financial statements have been prepared on the historical cost basis except as provided in note 4. The comparative figures presented in these consolidated financial statements are in accordance with the same accounting policies.

Basis of Consolidation

The consolidated financial statements comprise the financial statements of the Company and its wholly owned subsidiaries controlled by the Company (the “Group”) as at December 31, 2015. Control exists when the Company is exposed to, or has the rights to variable returns from its involvement with the entity and has the ability to affect these returns through its power over the entity.

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

Functional and Presentation Currency

The functional currency is the currency of the primary economic environment in which the entity operates and has been determined for each entity within the Group. These consolidated financial statements are presented in Canadian Dollars, which is the Company’s functional currency. The functional currency of ELL Technologies Limited and Lingo Group Limited are United States Dollar (“USD”). All other subsidiaries’ functional currency is Canadian Dollar (“CAD”).

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

Information about critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

●     Determination of functional currency

●     Determination of the recoverability of the carrying value of intangibles and goodwill

●     Recognition of internally developed intangibles

●     Determination and recognition of long-term revenue contracts

●     Recognition of government grant and grant receivable

●     Recognition of deferred tax assets

●     Valuation of share-based payments

●     Recognition of provisions and contingent liabilities

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Revenue from fee-based English language training and assessment services and licenses are recognized upon delivery based on the terms of the agreement and when the risk of ownership is transferred and collectability is reasonably assured.

When the outcome of long-term service contracts cannot be reliably estimated, all contract related costs are expensed and revenues are recognized only to the extent that those costs are recoverable. When the uncertainties that prevented reliable estimation of the outcome of a contract no longer exist, contract revenue and expenses are recognized using the stage of completion method based on milestones achieved.

Revenue from royalty and licensing sales is recognized based on confirmation of finished products produced by the Company’s co-publishing partners and when collectability is reasonably assured. Royalty revenue from audiovisual products is recognized based on the confirmation of sales by its co-publishing partners, and when collectability is reasonably assured. Royalty revenues are not subject to right of return or product warranties. Revenue from the sale of published and supplemental products is recognized upon delivery and when the risk of ownership is transferred and collectability is reasonably assured.

The Company does not recognize non-monetary revenues until the service received is exchange and the amount can be reliably estimated. Non-monetary revenues are measured at the fair value of services received.

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

Software and Web Development Costs

The Company capitalizes all costs related to the development of its fee-based English Language Learning products and services when the feasibility and profitability of the project can be reasonably considered certain. Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized if the product or process is technically and commercially feasible and the Group has sufficient resources to complete development. The expenditure capitalized includes the cost of material, and direct labour. Other development expenditure is recognized in the statement of comprehensive income as an expense as incurred. Capitalized development expenditure is stated at cost less accumulated amortization and impairment losses. The software and web development cost are being amortized on a straight-line basis over the useful life of the asset, which is estimated to be 3 years.

Content Development Costs

The Company capitalizes all costs related to content development of its fee-based English Language Learning products and services when the feasibility and profitability of the project can be reasonably considered certain. Expenditure on content development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized if the product or process is technically and commercially feasible and the Group has sufficient resources to complete development. The expenditure capitalized includes the cost of material, and direct labour. Other development expenditure is recognized in the statement of comprehensive income as an expense as incurred. Capitalized content development expenditure is stated at cost less accumulated amortization and impairment losses. The content development costs are being amortized on a straight-line basis over the useful life of the asset, which is estimated to be 5 years.

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

Current and Deferred Income Taxes

Income tax on the profit or loss for the periods presented comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity. Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

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

The Company has classified its financial instruments as follows:

Financial Instrument	Classification
Cash	FVTPL
Accounts and grants receivable	Loans and receivables
Accounts payable	Other financial liabilities
Accrued liabilities	Other financial liabilities
Loans payable	Other financial liabilities

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

Goodwill represents the excess of the cost of an acquisition over the fair value of the Company’s share of identifiable net assets of the acquired subsidiary at the date of acquisition. Goodwill is carried at cost less accumulated impairment losses. Goodwill is allocated to each cash generating unit (“CGU”) or group of CGUs that are expected to benefit from the related business combination. A group of CGUs represents the lowest level within the entity at which the goodwill is monitored for internal management purposes, which is not higher than an operating segment.

For the purposes of impairment testing, goodwill is allocated to each of the Group’s cash-generating units (or groups of cash-generating units) that is expected to benefit from the synergies of the combination.

A cash-generating unit to which goodwill has been allocated is tested for impairment annually, or more frequently when there is indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata based on the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognized directly in profit or loss in the consolidated statement of comprehensive loss.

An impairment loss recognized for goodwill is not reversed in subsequent periods. On disposal of the relevant cash-generating unit, the attributable amount of goodwill is included in the determination of the profit or loss on disposal. Determining whether goodwill is impaired requires an estimation of the higher of fair value less costs of disposal and value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the management to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value.

Operating Results

Financial information for the year ended December 31, 2015, 2014, 2013 and 2012 was prepared in accordance with IFRS as issued by the IASB.

Fiscal Year Ended December 31, 2015 vs. Fiscal Year Ended December 31, 2014

Revenues from print-based English language learning for the year ended December 31, 2015 were $1,971,121 compared to $1,680,814 for fiscal 2014. Direct costs associated with publishing revenue are kept to a minimum and has been consistent throughout the years. The Company continues to maintain its relationship with PEP and is investing in the development of its existing and new programs and marketing activities to maintain and increase its royalty revenues.

Publishing revenue for the year ended December 31, 2015 increased 17% compared to fiscal 2014. This increase consists of additional royalties generated through licensing sales from provincial distributors as a result of Lingo Media and PEP’s local marketing and teacher training initiatives as well as the distribution of the Scholar series.

In 2015, Lingo Media generated $2,954,614 in online English language learning revenue as compared to $831,650 in 2014, an increase of 255%. This increase in sales is due to the Company maximizing its sales efforts related to its ELL Technologies’ redesigned suite of products. Since 2012, the Company has completely redesigned the user interface, learning management system and the multi-browser delivery system for desktops and tablets for its ELL Technologies suite of products including Winnie’s World, English Academy, Scholar, Campus, Master and Business. The redesign has now been completed and full sales efforts have resumed and recorded a 255% increase in revenue in the 2015 as compared to 2014.

Selling, General and Administrative Costs

Selling, general and administrative expenses were $1,059,703 in fiscal 2015 compared to $950,229 for fiscal 2014. Selling, general and administrative expenses for the two segments are segregated below.

(i) Print-Based English Language Learning

Selling, general and administrative cost for print-based publishing increased from $642,868 in 2014 to $721,947 in 2015 due to the increase in consulting fees and corporate development fees. The following is a breakdown of selling, general and administrative costs directly related to print-based English language learning:

For the Year Ended December 31	2015	2014
Sales, marketing & administration	$140,305	$142,544
Consulting fees & salaries	430,884	382,564
Travel	69,820	60,007
Premises	104,139	111,598
Corporate development	140,112	49,399
Professional fees	48,416	79,887
Less: Grants	(211,729)	(183,131)
	$721,947	$642,868

(ii) Online English Language Learning

Selling, general and administrative costs related to online English language learning was $337,756 for the year compared to $307,361 in 2014. Selling, general and administrative costs for this business unit increased in 2015 as compared to 2014, which included an increase of corporate development services.

For the Year Ended December 31	2015	2014
Sales, marketing & administration	$(52,719)	$166,207
Consulting fees and salaries	46,840	79,588
Travel	13,328	13,136
Premises	48,000	45,888
Corporate development	208,923	-
Professional fees	73,384	60,876
Less: Grants	-	(58,334)
	$337,756	$307,361
Total Selling and Administrative Expenses	1,059,703	950,229

Government Grants

Lingo Media makes applications to the Canadian government for various types of grants to support its publishing and international marketing activities. Each year, the amount of any grant may vary depending on certain eligibility criteria (including prior year revenues) and the monies available to and the number of eligible candidates. These government grants are recorded as a reduction of general and administrative expenses to offset direct costs funded by the grant. During the year, the Company recorded $211,729 of such grants.

One government grant for the print-based English language learning segment is repayable in the event that the segment’s annual net income for each of the previous two years exceeds 15% of revenue and at such time a liability would be recorded. During the year ended December 31, 2015, the conditions for the repayment of the government grant were not met and no liability was recorded.

One grant, relating to the Company’s “Development of Comprehensive, Interactive Phonetic English Learning Solution” project, is repayable semi-annually at a royalty rate of 2.5% per year’s gross sales derived from this project until 100% of the grant is repaid. No royalty was paid in 2015, 2014 or 2013 as no sales were generated from this project.

While the Company will continue to apply for various government grants to fund its ongoing development and market expansion, there can be no assurance the Company will be successful in obtaining these grants in the future or that the Company will meet the eligibility requirements for the grants or that the grant programs will continue to be offered.

Segmented Information

Total comprehensive income for the Company was $2,374,699 for the year ended December 31, 2015 as compared to a total comprehensive loss of $107,406 in 2014. These gains can be attributed to the two operating segments and other financial costs as shown below:

Online English Language Learning	2015	2014
Revenue	$2,954,614	$831,650
Expenses:
Direct costs	276,049	286,945
Selling, general & administrative	337,756	307,361
Amortization of property & equipment	3,012	3,253
Amortization of development costs	721,720	582,857
Income taxes and other taxes	85	399
	1,338,622	1,180,815
Segmented Income (Loss) - Online English Language Learning	$1,615,992	$(349,165)

Print-Based English Language Learning	2015	2014
Revenue	$1,971,121	$1,680,814
Expenses:
Direct costs	106,822	95,649
Selling, general & administrative	721,947	642,868
Amortization of property & equipment	5,567	4,133
Income taxes and other taxes	310,204	268,720
	1,144,540	1,011,370
Segmented Income – Print-Based English Language Learning	$826,581	$669,444

Total Segmented Profit	$2,442,573	$320,279

Other	2015	2014
Foreign exchange	$399,314	$106,437
Interest and other financial expenses	(158,792)	(217,040)
Share-based compensation	(151,038)	(65,663)
Other comprehensive loss	(157,358)	(36,607)
	(67,874)	(212,873)
Total Comprehensive Income	$2,374,699	$107,406

During the year ended December 31, 2015, the Company continued to invest in product development and redesigned its fee-based online training and assessment service. The majority of its expenses consist of selling, general and administrative expenses detailed in the selling, general and administrative section above. The loss decreased as a result of decreased expenditures related to cost rationalization, and reduced financial expenses and share-based compensation.

Share-Based Payments

The Company amortizes share-based payments with a corresponding increase to the contributed surplus account. During 2015, the Company recorded an expense of $151,038 compared to $65,663 during 2014. The increase in this expense is due to stock options granted and vested, and no financing activities.

Foreign Exchange

The Company recorded foreign exchange gain in 2015 of $399,314 as compared to a gain of $106,437 in fiscal 2014, relating to the Company's currency risk through its activities denominated in foreign currencies as the Company is exposed to foreign exchange risk as a significant portion of its revenue and expenses are denominated in US Dollars, European Euros, and Chinese Renminbi.

Income Tax Expense

The Company recorded a tax expense of $310,289 for the year ended December 31, 2015 compared to a tax expense of $269,119 in 2014. This tax is a withholding tax paid on revenues earned in China and repatriated outside of China.

Net Profit for the Year

The Company reported a net profit of $2,532,057 for the year as compared to $144,013 in 2014, an operational improvement of $2,388,044. This improvement is primarily attributed to increase in revenue of $2,413,271. The earnings per shares are $0.10 per share (basic) and $0.09 per share (fully diluted).

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

Publishing revenue for the year ended December 31, 2014 increased 9% compared to fiscal 2013. This increase consists of additional royalties generated through licensing sales from provincial distributors as a result of Lingo Media and PEP’s local marketing and teacher training initiatives as well as the distribution of the Scholar series. With more than 520 million copies of co-published units to date, Lingo Media continues to maintain its dominant market position in the primary level English language learning school publishing market in China.

In 2014, Lingo Media generated $831,650 in online English language learning revenue as compared to $466,869 in 2013, an increase of 78%. This increase in sales is due to the Company maximizing its sales efforts related to its ELL Technologies’ redesigned suite of products in 2014. Since 2012, the Company has completely redesigned the user interface, learning management system and the multi-browser delivery system for desktops and tablets for its ELL Technologies suite of products including Scholar, Master and Kids. The redesign has now been completed and full sales efforts have resumed, and recorded a 78% increase in revenue.

Selling, General and Administrative Costs

Selling, general and administrative expenses were maintained at $950,229 in fiscal 2014 compared to $941,462 for fiscal 2013, an increase of 1%. Selling, general and administrative expenses for the two segments are segregated below.

(i) Print-Based English Language Learning

Selling, general and administrative costs for print-based publishing decreased significantly from 2013 to 2014. The decrease in sales, marketing & administration, travel and premises was primarily due to cost rationalization efforts in 2014. The following is a breakdown of selling, general and administrative costs directly related to Print-Based English Language Learning:

	2014	2013
Sales, marketing & administration	$142,544	$189,676
Consulting fees	382,564	396,809
Travel	60,007	84,705
Premises	111,598	131,257
Shareholder service	49,399	54,073
Professional fees	79,887	60,696
Less: Grants	(183,131)	(271,647)
	$642,868	$645,569

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

	2014	2013
Sales, marketing & administration	$166,207	$133,138
Consulting fees and salaries	79,588	69,213
Travel	13,136	7,990
Premises	45,888	32,814
Shareholder service	-	-
Professional fees	60,876	52,738
Less: Grants	(58,334)	-
	$307,361	$295,893
Total Selling and Administrative Expenses	950,229	941,462

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

During 2008, Lingo Media was audited by a government grant agency and was assessed with a repayment of $115,075 relating to a publishing grant. In 2010, the Company was reassessed with a reduction to the repayment to $100,000 which is recorded in accrued liabilities and this audit finding was appealed by the Company. In 2013, the appeal was approved and the liability was reduced to $16,263, which was paid, and the difference of $87,737 was recorded as grant during the year.

While the Company will continue to apply for various government grants to fund its ongoing development and market expansion, there can be no assurance the Company will be successful in obtaining these grants in the future or that the Company will meet the eligibility requirements for the grants or that the grant programs will continue to be offered.

Segmented Information

Total comprehensive income for the Company was $107,408 for the year ended December 31, 2014 as compared to total comprehensive loss of ($56,331) in 2013. The profit can be attributed to the two operating segments and other financial costs as shown below:

Online English Language Learning	2014	2013
Revenue	$831,650	$466,869
Expenses:
Direct costs	286,945	153,200
Selling, general & administrative	307,361	295,893
Amortization of property & equipment	3,253	3,533
Amortization of development costs	582,857	431,049
Income taxes and other taxes	399	2,638
	1,180,815	886,313
Segmented Loss - Online English Language Learning	$(349,165)	$(419,444)

Print-Based English Language Learning	2014	2013
Revenue	$1,680,814	$1,541,197
Expenses:
Direct costs	95,649	42,124
Selling, general & administrative	642,868	645,569
Amortization of property & equipment	4,133	4,091
Income taxes and other taxes	268,720	239,028
	1,011,370	930,812
Segmented Income / (Loss) – Print-Based English Language Learning	$669,444	$610,385

Other Financial Items	2014	2013
Foreign exchange	106,437	134,444
Interest and other financial expenses	(217,040)	(240,516)
Share-based compensation	(65,663)	(61,926)
Other comprehensive income	(36,607)	(79,274)
	(212,873)	(247,272)
Total Comprehensive Income (Loss)	$107,406	$(56,331)

During the year, the Company continued to invest in product development and redesigned its fee-based online training products. The majority of its expenses consist of selling, general and administrative expenses, detailed above. The profit was achieved as a result of an increase in revenue and a decrease of expenditures related to cost rationalization, and reduced financial expenses and share-based payments.

Share-Based Payments

The Company amortizes share-based payments with a corresponding increase to the contributed surplus account. During 2014, the Company recorded an expense of $65,663 compared to $61,926 during 2013. The increase in this expense is due to stock options granted and vested in 2014.

Foreign Exchange

The Company recorded foreign exchange gain of $106,437 as compared to a gain of $134,444 in fiscal 2013, relating to the Company's currency risk through its activities denominated in foreign currencies. The Company is exposed to foreign exchange risk as a significant portion of its revenue and expenses are denominated in US Dollars, European Euros, and Chinese Renminbi.

Income Tax Expense

The Company recorded a tax expense of $269,119 for the year ended December 31, 2014 compared to a tax expense of $241,666 in 2013. This tax is a withholding tax paid on revenues earned in China and repatriated outside of China and increased as a result of the increase in revenue.

Net Profit for the Year

The Company reported an increase in net profit of $144,013 for the year ended December 31, 2014, as compared to $22,943 in 2013, an operational improvement of $121,070. This improvement in profitability is primarily attributed to increase in revenue accompanied by a proportionate increase in direct costs.

5.B      Liquidity and Capital Resources

Financial information for the years ended December 31, 2015, 2014 and 2013 was prepared in accordance with IFRS as issued by the IASB.

As at December 31, 2015, the Company had cash of $409,022 as compared to $477,001 in 2014 and $78,091 in 2013. Accounts and grants receivable of $1,961,534 were outstanding at the end of 2015 as compared to $849,344 in 2014 and $1,003,440 in 2013. With 39% of its receivables from PEP and having a 90 day collection cycle, the Company does not anticipate an effect on its liquidity. Total current assets amounted to $2,858,710 (2014 - $1,411,416, 2013 - $$1,166,151) with current liabilities of $1,186,167 (2014 - $1,679,482, 2013 - 1,703,703) resulting in a working capital of $1,672,543 (2014 – $268,066, 2013 – $537,552).

5.C      Research and Development

During the years ended December 31, 2015, 2014 and 2013, respectively, the Company expended $2,071,440, $544,635, and $431,711 on intangibles, under the categories of “software and web development costs” and “content platform”. These expenditures in 2015, 2014, and 2013 were primarily directed at developing the ELL Technologies products for the international market.

5.D      Trend Information

Lingo Media believes that the global market trends in English language learning are strong and will continue to grow at a rapid pace. Developing countries around the world, specifically in Latin America and Asia are expanding their mandates for the teaching of English amongst students, young professionals and adults.

5.E      Off-Balance Sheet Arrangements

The Company has not entered into any off-balance sheet finance arrangements.

5.F      Tabular disclosure of contractual obligations

The Company has future minimum lease payments under operating leases for premises and equipment as follows:

2016	$86,354
2017	123,515
2018	121,750
2019	123,258
2020	123,258
Thereafter	22,430

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.      Directors and Senior Management

Table No. 6

Directors and Senior Management

April 30, 2015

Name	Position	Age	Date of Election/ Appointment
Michael P. Kraft	President/CEO/Director	52	November 1996
Khurram Qureshi	CFO/Secretary/Treasurer	53	April 1997/December 2011
Gali Bar-Ziv	COO	44	June 2009
Scott Remborg	Director	66	July 2000
Jerry Grafstein	Director	81	September 2010
Tommy Weibing Gong	Director	48	September 2010
Martin Bernholtz	Director	53	August 2013

Michael P. Kraft is the Founder, President & CEO and Director of Lingo Media and has been since its inception in 1996.  He is also President of MPK Inc. a management services and consulting business providing strategic planning, business development and corporate development since 1989. Mr. Kraft is the Chairman of Buckingham Group Limited, a private merchant banking corporation that has played a significant role in the capital formation strategy and financing as a principal of various emerging and growth enterprises, since 1994.  He is a director of TSX Venture Exchange listed Pioneering Technology Corp. and JM Capital II Corp. and private companies including WeedMD Rx Inc., WMD Ventures Inc., MakMera Upstream Inc. and REIN Capital Corp. Mr. Kraft received a Bachelor of Arts in Economics from York University in 1985.

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

Scott Remborg, MBA is an independent consultant in the Information Technology and eCommerce sector.  From 1994 to 1999, he initiated and led the development of Sympatico, Canada’s largest Internet service and portal, for Bell Canada and twelve other telecommunications companies across Canada. From 2001 to 2003, Mr. Remborg was General Manager, eBusiness, at Air Canada. He also held senior management positions at Reuters and I.P. Sharp Associates. Mr. Remborg has an MBA from BI Norwegian School of Management and the University of Alberta.

The Hon. Jerry S. Grafstein, Q.C., holds degrees from the University of Western Ontario and the University of Toronto and has taught the Bar Admission Course at Osgoode Hall. He has wide-ranging legal and business experience in all aspects of media. Mr. Grafstein was a co-founder of a range of media companies, focusing on broadcasting, cable, communications, and publication enterprises in Canada, the USA, the UK, South America.  He recently co-founded on-line news sites from Canada, USA, Brazil, China, Russia, Africa, UK, Europe and the Mideast.  Mr. Grafstein advised several key government ministries, including Transportation, External Affairs, Consumer and Corporate Affairs and Justice. He was appointed to the Senate of Canada in 1984 by then Prime Minister Pierre Elliott Trudeau. Mr. Grafstein has served on all Senate Committees, including the Foreign Affairs and the Legal and Constitutional Affairs Committees. He served as Chairman of the Senate Banking, Trade and Commerce Committee. While in the Senate, Mr. Grafstein was a long serving Co-Chair of the Canada-United States Inter-Parliamentary Group, and a long serving senior officer of the Organization for Security and Co-Operation in Europe Parliamentary Assembly (OSCE PA). He retired from the Senate on January 1, 2010.  Mr. Grafstein continues his law practice in corporate finance and communication law and as counsel emeritus to Minden Gross LLP in Toronto and remains active in the local affairs in Toronto. He is the director of TeraGo Inc., a company listed at TSX and Multivision Communications Corp., a TSX Venture listed company.

Tommy Weibing Gong holds an Engineering degree from Huazhong University of Science and Technology in China, and IT certifications through his North American education and started his IT career in 1996 in Silicon Valley. He is Founder of Polar Bear Energy Inc., a business in the Cleantech and Greentech sector. Mr. Gong is now a leading commercial property developer in Shanghai. He serves as Chairman of Shanghai Green Town Plaza Real Estate Development Co., Ltd, Shanghai Zhetie Green Town Real Estate Development Co., Ltd, Zysteq North America Corporation, Shanghai Tommy Real Estate Development Co., Ltd, Shanghai Tommy & Jane Property Investment and Management Co., Ltd., and Canada & China Real Estate Management Co., Ltd. Mr. Gong was appointed as Economy Advisor by Shanghai Yangpu District Government in 2010. He is the recipient of “2009: China’s Top 10 Intelligent and Financial Person”; “2010: Person of the Year in Overseas Business”, “2013: China’s Top 10 Outstanding Business Leaders”.

Martin Bernholtz, BBA, CA is the Chief Financial Officer of Kerbel Group Inc. since 1988, an integrated construction and land development company. In this capacity, he is responsible for strategy, finance, accounting, taxation and personnel. Mr. Bernholtz has considerable sophisticated business experience in real estate, finance and public markets. He graduated with a Bachelor degree in Business Administration from York University in 1981 and became a Chartered Accountant in 1984. While in practice at Laventhol & Horwath and at BDO Dunwoody, Mr. Berholtz gained considerable experience in the business valuation and litigation support areas. He is a director of several TSX Venture Exchange listed companies including Covalon Technologies Limited, Selectcore Limited, Titan Medical Devices Inc., Loyalist Group Limited, and NanoStruck Technologies Inc. listed on Canadian Securities Exchange.

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

Summary Compensation Table

			Share-	Option-	Non-equity incentive plan compensation
Name and principal position	Year	Salary ($)	based awards ($)	based awards ($)(2)	Annual incentive plans	Long-term incentive plans(3)	Pension Value ($)	All other compensation ($)(1)	Total compensation ($)
Michael P. Kraft President, Chief Executive Officer and Director	2015 2014 2013	132,500 150,000 38,000	Nil Nil Nil	Nil 14,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	24,191 24,287 24,294	156,691 188,287 62,294

Gali Bar-Ziv Chief Operating Officer	2015 2014 2013	139,500 120,000 120,000	Nil Nil Nil	Nil 42,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	94,167 15,359 46,764	233,667 180,764 137,084

Khurram Qureshi Chief Financial Officer	2015 2014 2013	60,000 60,000 60,000	Nil Nil Nil	Nil 14,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	60,000 74,000 60,000

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

The Kraft Consulting Agreement provides for an initial term of twenty-four (24) months to begin on January 1, 2008 and was renewed in September 2009, 2011, 2013 and 2015. (The Kraft Consulting Agreement and Amendment provide that the Company pay MPK Inc. an aggregate of $38,000 plus applicable HST for the Applicable Period. In consideration of the Consultant agreeing to a reduction of consulting fees from $180,000 to $150,000. A further reduction was taken in 2013, from $150,000 to $38,000. The Company agrees to pay the Consultant a cash bonus in the amount of $100,000 upon completion of a merger or acquisition as approved by the board of directors or if the Company’s market capitalization increases from approximately $3,000,000 to $6,000,000.) Further, beginning on January 1, 2014, the Kraft Consulting Agreement resumed to $150,000 per year. A further amendment was entered into whereby the monthly consulting fees were reduced from $12,500 to $10,000 as of June 1, 2015. In addition to providing an allowance for a health plan, the Kraft Consulting Agreement also provides for an automobile allowance of up to $1,500 per month.

Gali Bar-Ziv

The Company entered into a consulting agreement (the "Bar-Ziv Consulting Agreement") dated as of June 1, 2009 with Busy Babies Inc. pursuant to which the Company engaged Busy Babies Inc. to provide the services of Gali Bar-Ziv (the "Consultant") to be the Chief Operating Officer of the Company. Busy Babies Inc. is a corporation wholly-owned and controlled by Gali Bar-Ziv.

The Bar-Ziv Consulting Agreement provided for an initial term of twelve (12) months to begin on June 1, 2009 and automatic renewals for a further one (1) year unless terminated pursuant to the terms thereof. The Bar-Ziv Consulting Agreement provides that the Company pay Busy Babies Inc. an aggregate of $120,000 plus applicable HST for the Applicable Period. In consideration of the Consultant agreeing to a reduction of consulting fees from $144,000 from 2009 to 2012 to $120,000 in 2013 plus reimbursement for certain expenses properly incurred in connection with the Company. An amendment was entered into whereby the monthly consulting fees were increased from $10,000 to $12,500 as of June 1, 2015. The Company agreed to enable the Consultant to participate in the Company’s sales commission program, 7% of net revenue for business initiative, 2% of net revenue for direct influence, other discretionary bonus by the board if applicable. The Bar-Ziv Consulting Agreement also provides for an automobile allowance of $500 per month, mobile phone, and parking allowance.

Khurram Qureshi

Mr. Qureshi is engaged by the Company through CQK Chartered Accountants LLP on a month-to-month basis and receives $5,000 per month plus reimbursement for certain expenses properly incurred in connection with the Company’s business.

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

The Audit Committee assists the Board in its oversight of: (i) the integrity of the financial reporting of the Company; (ii) the independence and performance of the Company's external auditors; and (iii) the Company's compliance with legal and regulatory requirements. The members of the Audit Committee during the past fiscal year were Martin Bernholtz (Chairman), Scott Remborg, and Michael Kraft, Messrs. Bernholtz and Remborg being independent as defined in the Guidelines. Following the 2015 shareholder meeting, the Committee was comprised of Martin Bernholtz (Chairman), Scott Remborg, and Michael Kraft, with Messrs. Bernholtz and Remborg being independent as defined in the Guidelines.

The Compensation Committee assists the Board in fulfilling its obligations relating to human resource and compensation matters of the Company and its subsidiaries and to establish a plan for the continuity and development of senior management. The members of the Compensation Committee during the past fiscal year were Martin Bernholtz (Chairman), Scott Remborg, and Tommy Gong, all being independent as defined in the Guidelines. Following the 2015 shareholder meeting, the Committee was comprised of Martin Bernholtz (Chairman), Jerry Grafstein, and Tommy Weibing Gong, all being independent as defined in the Guidelines.

The Corporate Governance and Nominating Committee assists the Board by: (i) developing, reviewing and planning the Company's approach to corporate governance issues, including developing a set of corporate governance principles and guidelines specifically applicable to the Company; (ii) identifying and recommending to the Board potential new nominees to the Board; (iii) monitoring management's succession plan for the Chief Executive Officer (the "CEO") and other senior management; and (iv) overseeing enforcement of and compliance with the Company's proposed Code of Business Conduct. The members of the Corporate Governance Committee during the past fiscal year were Messrs. Grafstein (Chairman), Bernholtz and Kraft, Messrs. Grafstein and Bernholtz being independent directors as defined in the Guidelines. Following the 2015 shareholder meeting, the Committee was comprised of Grafstein (Chairman), Scott Remborg, and Michael Kraft, with Messrs. Grafstein and Remborg being independent as defined in the Guidelines.

6.E.      Share Ownership

Table No. 7 lists, as of April 30, 2016, Directors and Executive Officers who beneficially own the Company's voting securities and the amount of the Company's voting securities owned by the Directors and Executive Officers as a group. Table No. 7 includes all persons/companies where the Company is aware that they have 5% or greater beneficial interest in the Company’s securities.

Table No. 7

Shareholdings of Directors and Executive Officers

Shareholdings of 5% Shareholders

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percent of Class
Common	Michael P. Kraft(2)(4)	2,069,450(5)	7%
Common	Khurram Qureshi	[nil] (6)	*
Common	Gali Bar-Ziv	183,364(7)	*
Common	Martin Bernholtz (2)(3)	70,000(8)	*
Common	Scott Remborg(2)(3)	135,372(9)	*
Common	Tommy Gong(3)	[nil](10)	*
Common	Jerry Grafstein(3)(4)	668,182(11)	2.3%
Common	Global Telecom Holding SAE	2,857,143(12)	9.68%
As a group (8 parties)		5,983,511	18.98%

* Less than 1%.

(1)	The information as to voting securities beneficially owned, controlled or directed, not being within the knowledge of the Company, has been furnished by the respective individuals.
(2)	Member of the Audit Committee.
(3)	Member of the Compensation Committee.
(4)	Member of the Corporate Governance and Nominating Committee.

(5)

Of such shares, 95,636 are held in Mr. Kraft's RRSP, and 1,941,012 are held by Buckingham Group Limited, a company controlled by Mr. Kraft.  Mr. Kraft also holds options and to purchase up to an additional 400,000 common shares of the Company.

(6)	Khurram Qureshi holds options to purchase up to 200,000 common shares of the Company.
(7)

Of such shares, 2,000 are held in Mr. Bar-Ziv's RRSP, and 181,364 are held by Busy Babies Inc., a company controlled by Mr. Bar-Ziv.  Mr. Bar-Ziv also holds options to purchase up to an additional 400,000 common shares of the Company.

(8)	Mr. Bernholtz also holds options to purchase up to an additional 277,500 common shares of the Company.
(9)	Of such shares, 3,428 are held in Mr. Remborg's RRSP account. Mr. Remborg also holds options to purchase up to an additional 177,500 common shares of the Company.
(10)	Tommy Gong holds options to purchase up to an 222,500 common shares of the Company.
(11)

Of such shares, 668,182 are held by New Court Corporation, a company controlled by Mr. Grafstein.  New Court Corporation also holds 332,500 options and 200,000 warrants to purchase up to an additional 732,500 common shares of the Company.

(12)	Global Telecom Holding SAE also holds options to purchase up to an additional 110,000 common shares of the Company.

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

As of the date hereof, options to purchase an aggregate of 3,767,500 common shares are outstanding under the Stock Option Plan.

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in the Table below as of April 30, 2016, as well as the number of options granted to Directors and officers as a group.

Stock Options Outstanding

Expressed in Canadian Dollars

	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date
Michael P. Kraft President, Chief Executive Officer and Director	100,000 300,000	0.14 0.24	November 17, 2017 November 26, 2017

Gali Bar-Ziv Chief Operating Officer	300,000 100,000	0.14 0.24	November 17, 2017 November 26, 2017

Khurram Qureshi Chief Financial Officer	100,000 100,000	0.14 0.24	November 17, 2017 November 26, 2017

Scott Remborg Director	85,000 92,500	0.14 0.24	November 17, 2017 November 26, 2017

Jerry Grafstein Director	80,000 80,000 82,500	0.14 0.13 0.24	November 17, 2017 September 9, 2017 November 26, 2017

Tommy Weibing Gong Director	70,000 70,000 62,500	0.14 0.13 0.24	November 17, 2017 September 9, 2017 November 26, 2017

Martin Bernholtz Director	120,000 120,000 37,500	0.14 0.13 0.24	November 17, 2017 September 9, 2017 November 26, 2017

ITEM 7.      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.      Major Shareholders

7.A.1.a.     Holdings By Major Shareholders

Refer to ITEM #6.E.

7.A.1.b. Significant Changes in Major Shareholders’ Holdings

None.

7.A.1.c. Different Voting Rights

None.

7.A.2. Canadian Share Ownership

As of April 30, 2016, the Company’s registered shareholders’ list showed 34,829,943 common shares outstanding with 46 registered shareholders, with 31,424,733 shares owned by 36 shareholders residing in Canada, 383,909 shares owned by 4 registered shareholders in US and 3,021,301 shares owned by 6 foreign registered shareholders.

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

(a)	The Company charged $8,000 (2014 - $nil, 2013 - $nil) to corporations with one director in common for rent, administration, office charges and telecommunications.

(b)

Key management compensation was $424,111 (2014 – $361,405, 2013 - $228,800) and is reflected as consulting fees and commissions paid to corporations owned by a director and officers of the Company, of which, $241,331 (2014 -$385,566, 2013 - $340,944) is unpaid and included in accounts payable and accrued liabilities. Options granted to key management during the year are $nil (2014 - $36,050, 2013 - $nil). Directors and officers exercised 185,000 options with a fair value of $37,989.

(c)

At the year end, the Company had loans payable bearing interest at 9% per annum due to corporations controlled by directors and officers of the Company in the amount of $480,000 (2014 - $480,000, 2013 - $480,000). Interest expense related to these loans is $43,200 (2013 - $43,200, 2013 - $48,731).

Other than as disclosed above, there have been no transactions since December 31, 2015 or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest. Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

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

Audited Financial Statements for Fiscal 2015 and Fiscal 2014

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

Table No. 9

TSX Venture Exchange

Common Shares Trading Activity

Period		Sales -- Canadian Dollars
Ended	Volume	High	Low	Close
Monthly
March 2016	1,402,900	0.97	0.75	0.86
February 2016	1,144,000	0.87	0.69	0.78
January 2016	2,287,100	0.95	0.61	0.86
December 2015	4,060,000	0.94	0.72	0.93
November 2015	3,642,500	0.78	0.56	0.74
October 2015	5,120,800	0.60	0.37	0.58
September 2015	3,818,200	0.44	0.34	0.38
August 2015	6,499,900	0.60	0.24	0.41
July 2015	1,637,900	0.29	0.22	0.26
June 2015	504,100	0.26	0.21	0.26
May 2015	308,700	0.25	0.19	0.24
April 2015	273,500	0.24	0.1	0.24

Yearly
12/31/2015	26,356,600	0.94	0.1	0.93
12/31/2014	1,887,900	0.25	0.07	0.11
12/31/2013	2,395,000	0.27	0.08	0.11
12/31/2012	2,435,000	0.45	0.16	0.27
12/31/2011	3,030,500	0.95	0.24	0.35

Quarterly
3/31/2016	4,990,700	0.97	0.61	0.86
12/31/2015	12,823,300	0.94	0.37	0.93
9/30/2015	11,956,000	0.60	0.22	0.38
6/30/2015	1,086,300	0.26	0.10	0.26
3/31/2015	491,000	0.16	0.10	0.10
12/31/2014	340,400	0.15	0.10	0.11
9/30/2014	342,200	0.17	0.11	0.13
6/30/2014	559,000	0.25	0.12	0.17
3/31/2014	646,300	0.22	0.08	0.21
12/31/2013	1,031,200	0.15	0.10	0.11
09/30/2013	411,100	0.15	0.08	0.10
06/30/2013	403,900	0.23	0.10	0.12

The Company's shares became quoted for trading on the OTCQB Marketplace on January 22, 2014.

Table No.10 lists the volume of trading and high, low and closing sales prices on the OTCQB Marketplace for the Company's common shares for the last 12 months, the last twelve fiscal quarters; and the last five fiscal years.

Table No. 10

OTCQB Marketplace

Common Shares Trading Activity

Period		Sales -- US Dollars
Ended	Volume	High	Low	Close
Monthly
March 2016	86,800	0.7	0.56	0.68
February 2016	8,600	0.0.58	0.49	0.56
January 2016	112,100	0.67	0.43	0.56
December 2015	109,600	0.67	0.53	0.67
November 2015	253,900	0.58	0.43	0.55
October 2015	502,600	0.46	0.29	0.44
September 2015	218,100	0.33	0.26	0.28
August 2015	254,100	0.34	0.2	0.3
July 2015	130,300	0.23	0.17	0.22
June 2015	0	0.19	0.19	0.19
May 2015	28,800	0.19	0.14	0.19
April 2015	54,400	0.2	0.09	0.2

Yearly
12/31/2015	1,551,800	0.67	0.09	0.67
12/31/2014	18,400	0.12	0.08	0.12
12/31/2013	29,600	0.26	0.07	0.10
12/31/2012	97,200	0.37	0.23	0.26
12/31/2011	137,246	0.99	0.26	0.26

Quarterly
03/31/2016	207,500	0.7	0.43	0.56
12/31/2015	866,100	0.67	0.29	0.67
09/30/2015	602,500	0.34	0.17	0.28
06/30/2015	83,200	0.2	0.19	0.19
03/31/2015	0	0.12	0.12	0.12
12/31/2014	900	0.12	0.11	0.12
09/30/2014	300	0.12	0.11	0.11
06/30/2014	3,500	0.12	0.08	0.12
03/31/2014	13,900	0.10	0.08	0.08
12/31/2013	3,500	0.14	0.09	0.10
09/30/2013	22,500	0.13	0.07	0.09
06/30/2013	3,600	0.26	0.13	0.13
3/31/2013	0	0.26	0.26	0.26
12/31/2012	1,700	0.26	0.23	0.26
9/30/2012	1,400	0.26	0.23	0.23
6/30/2012	93,900	0.37	0.25	0.26

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

A 10% strengthening of the US dollars against Canadian dollars would have increased the net equity by approximately $228,000 (2014 - $90,000) due to reduction in the value of net liability balance. A 10% of weakening of the US dollar against Canadian dollar at December 31, 2015 would have had the equal but opposite effect. The significant financial instruments of the Company, their carrying values and the exposure to other denominated monetary assets and liabilities, as of December 31, 2015 are as follows:

	US Denominated	Euro Denominated	Great Britain Denominated
	USD	Euro	GBP
Cash	367,138	4,574	-
Accounts receivable	1,346,490	-	-
Accounts payable	64,298	-	3,960

The carrying values and the exposure to other denominated monetary assets and liabilities as of December 31, 2014 are as follows:

	US Denominated	China Denominated	Euro Denominated
	USD	RMB	Euro
Cash	-	18,412	11,091
Accounts receivable	681,916	-	16,692
Accounts payable	45,926	-	-

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

	RMB	USD	USD	USD	USD
		At 12/31/2015	+0.05	+0.10	+0.15
Year-end Exchange Rate For 1 RMB to USD		0.1540	0.1617	0.1694	0.1771
Annual Revenue From China	10,478,570	1,613,700	1,694,385	1,775,070	1,855,755
Accounts Receivable	4,064,213	625,889	657,183	688,478	719,772

	USD	CAD	CAD	CAD	CAD
		Year 2015	+0.05	+0.10	+0.15
Average Annual Exchange Rate for 1 USD to CAD		1.2788	1.3427	1.4067	1.4706
Annual Revenue From China	1,669,409	2,134,840	2,241,582	2,348,324	2,455,066

	USD	CAD	CAD	CAD	CAD
		At 12/31/2015	+0.05	+0.10	+0.15
Year-end Exchange Rate for 1 USD to CAD		1.3718	1.4404	1.509	1.5776
Cash	36,7138	503,640	528,822	554,004	579,186
Accounts Receivable	1,346,490	1,847,115	1,939,471	2,031,826	2,124,182
Accounts Payable	64,298	88,204	92,614	97,024	101,435

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

Recent Accounting Pronouncements

The following pronouncements issued by the IASB and interpretations published by IFRIC will become effective for annual periods beginning on or after January 1, 2016

Effective for Periods Beginning on or after January 1, 2016

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

Effective for Periods Beginning on or after January 1, 2018

IFRS 15 Revenue from Contracts with Customers was issued by the IASB in May 2014. The core principle of the new standard is for companies to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration (that is, payment) to which the company expects to be entitled in exchange for those goods or services. The new standard will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements. Earlier application is permitted. IFRS 15 supersedes the following standards: IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programs, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers, and SIC-31 Revenue—Barter Transactions Involving Advertising Services.

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

IFRS 16, Leases replaces IAS 17, Leases and related interpretations. The core principle is that a lessee recognizes assets and liabilities for all leases with a lease term of more than 12 months. A lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. Assets and liabilities arising from a lease are initially measured on a present value basis. The measurement includes non-cancellable lease payments (including inflation-linked payments), and also includes payments to be made in optional periods if the lessee is reasonably certain to exercise an option to extend the lease, or not to exercise an option to terminate the lease. The new standard is intended to provide a faithful representation of leasing transactions, in particular those that do not currently require the lessees to recognize an asset and liability arising from an operating lease. IFRS 16 is effective for annual periods beginning on January 1, 2019, with early adoption permitted for entities that would also apply IFRS 15, Revenue from Contracts with Customers.

15.B.        There have been no changes that have materially affected, or that is reasonably likely to affect, the Company's internal control over financial reporting during the period covered by this Annual Report.

ITEM 16.      RESERVED

ITEM 16A.      AUDIT COMMITTEE FINANCIAL EXPERT

During the past fiscal year, the members of the audit committee (the "Audit Committee") were Martin Bernholtz ("Chairman"), Scott Remborg and Michael Kraft, of whom Martin Bernholtz and Scott Remborg are independent. Martin Bernholtz is an audit committee financial expert. Tommy Gong was succeeded as Chairman by Martin Bernholtz in August 2013. Each member of the Audit Committee is financially literate as defined by MI 52-110.

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

ITEM 16B.      CODE OF ETHICS

The Company has adopted a “Code of Conduct”, the text of such code is available through its internet website, www.lingomedia.com.

ITEM 16C.      PRINCIPAL ACCOUNTANT FEES AND SERVICES

Nature of Services	Fees Paid to Auditor Year-ended December 31, 2015	Fees Paid to Auditor Year-ended December 31, 2014	Fees Paid to Auditor Year-ended December 31, 2013
Audit Fees(1)	$66,543	$77,864	$81,077
Audit-Related Fees(2)	7,800	9,029	6,934
Tax Fees(3)	2,000	Nil	Nil
All Other Fees(4)	Nil	Nil	Nil
Total	$76,343	$93,644	$94,385

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

Audited Financial Statements

Auditor's Report, dated April 29, 2016

Consolidated Balance Sheets at December 31, 2015 and December 31, 2014

Consolidated Statements of Comprehensive Income for the years ended December 31, 2015, 2014, and 2013

Consolidated Statements of Changes in Equity for the years ended December 31, 2015, 2014, and 2013

Consolidated Statements of Cash Flows for the years ended December 31, 2015, 2014, and 2013

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

LINGO MEDIA CORPORATION

By: /s/ Michael P. Kraft

Michael P. Kraft President and Chief Executive Officer

By: /s/Khurram Qureshi

Khurram R. Qureshi Chief Financial Officer

May 16, 2016

LINGO MEDIA CORPORATION

Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

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

Collins Barrow Toronto LLP, an independent firm of Chartered Professional Accountants, is appointed by the Audit Committee of the Board to audit the consolidated financial statements and report directly to them; their report follows. The external auditors have full and free access to, and meet periodically and separately with, both the Audit Committee and management to discuss their audit findings.

April 29, 2016

/s/ Michael Kraft	/s/ Khurram Qureshi
President & CEO	Chief Financial Officer

INDEPENDENT AUDITORS' REPORT

To the Shareholders of Lingo Media Corporation

We have audited the accompanying consolidated financial statements of Lingo Media Corporation and its subsidiaries, which comprise the consolidated balance sheets as at December 31, 2015 and December 31, 2014 and the consolidated statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2015, December 31, 2014 and December 31, 2013 and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Lingo Media Corporation and its subsidiaries as at December 31, 2015 and December 31, 2014, and its financial performance and its cash flows for the years ended December 31, 2015, December 31, 2014, and December 31, 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Chartered Professional Accountants

Licensed Public Accountants

April 29, 2016

Toronto, Ontario

3

LINGO MEDIA CORPORATION

Consolidated Financial Statements

As at December 31, 2015 and December 31, 2014

LINGO MEDIA CORPORATION

Consolidated Balance Sheets

(Expressed in Canadian Dollars, unless otherwise stated)

As at December 31, 2015 and December 31, 2014

	Notes	December 31, 2015	December 31, 2014

ASSETS
Current Assets

Cash		$409,022	$477,001
Accounts and grants receivable	6	1,961,534	849,344
Prepaid and other receivables		488,154	85,071

		2,858,710	1,411,416
Non-Current Assets

Property and equipment	7	28,879	24,806
Intangibles	8	2,205,744	847,598
Goodwill		139,618	139,618

TOTAL ASSETS		$5,232,951	$2,423,438

LIABILITIES AND EQUITY

Current Liabilities

Accounts payable		250,973	150,634
Accrued liabilities		355,194	690,015
Loans payable	9	580,000	838,833
		1,186,167	1,679,482

Equity

Share capital	10	18,927,388	18,162,347
Share-based payment reserve	11	2,695,038	2,578,380
Warrants	12	1,439,632	1,393,202
Accumulated other comprehensive income		(362,210)	(204,852)
Deficit		(18,653,064)	(21,185,121)
TOTAL EQUITY		4,046,784	743,956

TOTAL LIABILITIES AND EQUITY		$5,232,951	$2,423,438

Commitments and contingency	20

The accompanying notes are an integral part of these consolidated financial statements.

These consolidated financial statements are authorized for issue by the Board of Directors on April 28, 2016.

/s/ Michael Kraft	/s/ Martin Bernholtz
Director	Director

LINGO MEDIA CORPORATION

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian Dollars, unless otherwise stated)

	Notes	2015	2014	2013

Revenue		$4,925,735	$2,512,464	$2,008,066

Expenses

Selling, general and administrative		1,059,703	950,229	941,462
Amortization – intangibles	8	721,720	582,857	431,049
Direct costs		382,871	382,593	195,324
Share-based payments	11	151,038	65,663	61,926
Depreciation – property and equipment	7	8,579	7,386	7,624
Total Expenses		2,323,911	1,988,728	1,637,385

Profit from Operations		2,601,824	523,736	370,681

Net Finance Charges

Interest expense		158,792	217,040	240,516
Foreign exchange gain		(399,314)	(106,437)	(134,444)

Profit Before Income Tax		2,842,346	413,132	264,609

Income tax expense	14	310,289	269,119	241,666

Net Profit for the Year		$2,532,057	$144,013	$22,943

Other Comprehensive Income

Items subsequently transferred to net profit (loss) Exchange differences on translating foreign operations loss		(157,358)	(36,607)	(79,274)

Total Comprehensive Income / (Loss)		$2,374,699	$107,406	$(56,331)
Earnings / (Loss) per Share
Basic	13	$0.10	$0.01	$(0.00)
Diluted	13	$0.09	$0.01	$(0.00)

Weighted Average Number of Common Shares Outstanding
Basic	13	26,288,889	21,986,300	21,174,026
Diluted	13	29,083,740	21,986,300	21,174,026

The accompanying notes are an integral part of these consolidated financial statements.

LINGO MEDIA CORPORATION

Consolidated Statements of Changes in Equity

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian Dollars, unless otherwise stated)

	Issued Share Capital (Note 10)		Share-Based Payment Reserve	Warrants	Accumulated Other Comprehensive Income	Deficit	Total Equity
	Number of common shares	Amount
Balance as at January 1, 2013	20,899,177	$18,014,347	$2,450,791	$1,132,685	$(88,971)	$(21,091,560)	$417,292
Profit for the year	-	-	-	-	-	22,943	22,943
Other comprehensive loss	-	-	-	-	(79,274)	-	(79,274)
Issued share – as financing cost against loan payable	880,000	88,000	-	-	-	-	88,000
Share-based payments charged to operations	-	-	61,926	-	-	-	61,926
Balance as at December 31, 2013	21,779,177	$18,102,347	$2,512,717	$1,132,685	$(168,245)	$(21,068,617)	$510,887
Profit for the year	-	-	-	-	-	144,013	144,013
Other comprehensive loss	-	-	-	-	(36,607)	-	(36,607)
Warrants extension	-	-	-	260,517	-	(260,517)	-
Issued shares – as financing cost against loans payable	600,000	60,000	-	-	-	-	-
Balance as at December 31, 2014	22,379,177	$18,162,347	$2,578,380	$1,393,202	$(204,852)	$(21,185,121)	$743,956
Profit for the year	-	-	-	-	-	2,532,057	2,532,057
Other comprehensive loss					(157,358)	-	(157,358)
Private Placement	5,000,000	500,000	-	-	-	-	500,000
Warrants issuance(Note 10(b))		(70,230)	-	70,230	-	-	-
Warrant exercise	1,700,000	236,300	-	(23,800)	-	-	212,500
Stock option exercise	439,166	98,971	(34,380)	-	-	-	64,591
Share-based payment charged to operations		-	151,038	-	-	-	151,038
Balance as at December 31, 2015	29,518,343	$18,927,388	$2,695,038	$1,439,632	$(362,210)	$18,653,064	$4,046,784

No preference shares were issued at December 31, 2015, 2014 and 2013.

The accompanying notes are an integral part of these consolidated financial statements.

LINGO MEDIA CORPORATION

Consolidated Statements of Cash Flows

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian Dollars, unless otherwise stated)

	2015	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES
Net Profit for the Year	$2,532,057	$144,013	$22,943
Adjustments to Net Profit for Non-Cash Items:
Amortization – intangibles	721,720	582,857	431,049
Share-based payments	151,038	65,663	61,926
Unrealized foreign exchange gain	(166,109)	(44,035)	(80,468)
Interest accretion	41,167	79,288	88,931
Depreciation - property and equipment	8,579	7,386	7,624
Loss on disposition of property and equipment	954	7,773	-
Operating Profit before Working Capital Changes	3,289,406	842,945	532,005

Working Capital Adjustments:
Decrease / (Increase) in accounts and grants receivable	(1,112,190)	154,096	443,522
(Increase) / Decrease in prepaid and other receivables	(403,083)	(451)	35,611
Increase / (Decrease) in accounts payable	100,339	(131,681)	(295,340)
Increase / (Decrease) in accrued liabilities	(334,821)	88,172	129,756
Cash Generated from Operating Activities	1,539,651	953,081	845,554

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures on software, web development and content development costs	(2,071,440)	(544,635)	(431,711)
Purchase of property and equipment	(13,281)	(9,536)	-
Cash Used in Investing Activities	(2,084,721)	(554,171)	(431,711)

CASH FLOWS FROM FINANCING ACTIVITIES
Share capital issued	500,000	-	-
Proceeds from stock option exercise	64,591	-	-
Proceeds from warrant exercise	212,500	-	-
Proceeds from loans	90,000	-	240,000
Repayment of loan payable	(390,000)	-	(615,000)
Cash (Used in) / Generated from Financing Activities	477,091	-	(375,000)
NET INCREASE (DECREASE) IN CASH	(67,979)	398,910	38,843
Cash at the Beginning of the Year	477,001	78,091	39,248
Cash at the End of the Year	$409,022	$477,001	$78,091

Interest paid disclosed in Note 21.

The accompanying notes are an integral part of these consolidated financial statements.

LINGO MEDIA CORPORATION Notes to Consolidated Financial Statements December 31, 2015, 2014 and 2013 (Expressed in Canadian Dollars, unless otherwise stated)

1.	CORPORATE INFORMATION

Lingo Media Corporation (“Lingo Media” or the “Company”) is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of Ontario and its shares are listed on the TSX Venture Exchange and inter-listed on the OTCQB Marketplace. The consolidated financial statements of the Company as at and for the year ended December 31, 2015 comprise the Company and its wholly owned subsidiaries consisted of Lingo Learning Inc., ELL Technologies Ltd., ELL Technologies Limited, Speak2Me Inc., Parlo Corporation and Lingo Group Limited.

Lingo Media is an EdTech company that is ‘Changing the way the world learns English’. The Company provides online and print-based solutions through its two distinct business units: ELL Technologies Ltd. (“ELL Technologies”) and Lingo Learning Inc. (“Lingo Learning”). ELL Technologies is a global English language learning multi-media and online training company. Lingo Learning is a print-based publisher of English language learning school programs in China.

The head office, principal address and registered and records office of the Company is located at 151 Bloor Street West, Suite 703, Toronto, Ontario, Canada, M5S 1S4.

2.	BASIS OF PREPARATION

2.1	Statement of compliance

These consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”). These consolidated financial statements were authorized by the Board of Directors on April 28, 2016.

2.2	Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis except as provided in note 4. The comparative figures presented in these consolidated financial statements are in accordance with the same accounting policies.

2.3	Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its wholly owned subsidiaries controlled by the Company (the “Group”) as at December 31, 2015. Control exists when the Company is exposed to, or has the rights to variable returns from its involvement with the entity and has the ability to affect these returns through its power over the entity.

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

The functional currency is the currency of the primary economic environment in which the entity operates and has been determined for each entity within the Group. These consolidated financial statements are presented in Canadian Dollars, which is the Company’s functional currency. The functional currency of ELL Technologies and Lingo Group Limited are United States Dollar (“USD”). All other subsidiaries’ functional currency is Canadian Dollar (“CAD”).

The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, “The Effects of Changes in Foreign Exchange Rates”.

LINGO MEDIA CORPORATION Notes to Consolidated Financial Statements December 31, 2015, 2014 and 2013 (Expressed in Canadian Dollars, unless otherwise stated)

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

Information about critical judgements and estimates in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

●	Determination of functional currency

●	Determination of the recoverability of the carrying value of intangibles and goodwill

●	Recognition of internally developed intangibles

●	Determination and recognition of long-term revenue contracts

●	Recognition of government grant and grant receivable

●	Recognition of deferred tax assets

●	Valuation of share-based payments

●	Recognition of provisions and contingent liabilities

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

4.1	Revenue recognition

Revenue from fee-based English language training and assessment services and licenses are recognized upon delivery based on the terms of the agreement and when the risk of ownership is transferred and collectability is reasonably assured.

When the outcome of long-term service contracts cannot be reliably estimated, all contract related costs are expensed and revenues are recognized only to the extent that those costs are recoverable. When the uncertainties that prevented reliable estimation of the outcome of a contract no longer exist, contract revenue and expenses are recognized using the stage of completion method based on milestones achieved.

Revenue from royalty and licensing sales is recognized based on confirmation of finished products produced by the Company’s co-publishing partners and when collectability is reasonably assured. Royalty revenue from audiovisual products is recognized based on the confirmation of sales by its co-publishing partners, and when collectability is reasonably assured. Royalty revenues are not subject to right of return or product warranties. Revenue from the sale of published and supplemental products is recognized upon delivery and when the risk of ownership is transferred and collectability is reasonably assured.

The Company does not recognize non-monetary revenues until the service received is exchange and the amount can be reliably estimated. Non-monetary revenues are measured at the fair value of services received.

LINGO MEDIA CORPORATION Notes to Consolidated Financial Statements December 31, 2015, 2014 and 2013 (Expressed in Canadian Dollars, unless otherwise stated)

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

Property and equipment are initially recorded at cost. Depreciation is provided using methods outlined below at rates intended to depreciate the cost of assets over their estimated useful lives.

Method	Rate

Computer and office equipment	Declining balance 20%

4.4	Software and web development costs

The Company capitalizes all costs related to the development of its fee-based English Language Learning products and services when the feasibility and profitability of the project can be reasonably considered certain. Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized if the product or process is technically and commercially feasible and the Group has sufficient resources to complete development. The expenditure capitalized includes the cost of material, and direct labour. Other development expenditure is recognized in the statement of comprehensive income as an expense as incurred. Capitalized development expenditure is stated at cost less accumulated amortization and impairment losses. The software and web development cost are being amortized on a straight-line basis over the useful life of the asset, which is estimated to be 3 years.

4.5	Content development costs

The Company capitalizes all costs related to content development of its fee-based English Language Learning products and services when the feasibility and profitability of the project can be reasonably considered certain. Expenditure on content development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized if the product or process is technically and commercially feasible and the Group has sufficient resources to complete development. The expenditure capitalized includes the cost of material, and direct labour. Other development expenditure is recognized in the statement of comprehensive income as an expense as incurred. Capitalized content development expenditure is stated at cost less accumulated amortization and impairment losses. The content development costs are being amortized on a straight-line basis over the useful life of the asset, which is estimated to be 5 years.

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

LINGO MEDIA CORPORATION Notes to Consolidated Financial Statements December 31, 2015, 2014 and 2013 (Expressed in Canadian Dollars, unless otherwise stated)

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

4.6	Goodwill (Cont’d)

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

4.8	Current and deferred income taxes

Income tax on the profit or loss for the periods presented comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity. Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

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

LINGO MEDIA CORPORATION Notes to Consolidated Financial Statements December 31, 2015, 2014 and 2013 (Expressed in Canadian Dollars, unless otherwise stated)

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

LINGO MEDIA CORPORATION Notes to Consolidated Financial Statements December 31, 2015, 2014 and 2013 (Expressed in Canadian Dollars, unless otherwise stated)

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

4.11	Share-based compensation plan (Cont’d)

For equity-settled share-based payment transactions with non-employees, the Company measures the goods or services received, and the corresponding increase in equity, directly, at the fair value of the goods or services received, unless that fair value cannot be estimated reliably, in which cases, the Company measures their value, and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted.

4.12	Financial instruments

All financial instruments are recorded initially at fair value. In subsequent periods, all financial instruments are measured based on the classification adopted for the financial instrument: fair value through profit and loss (“FVTPL”); held to maturity; loans and receivables; and available for sale or other financial liability.

Financial assets: FVTPL assets are subsequently measured at fair value with the change in the fair value recognized in net income during the period.

Loans and receivables are subsequently measured at amortized cost using the effective interest rate method.

Financial liabilities: Other financial liabilities are subsequently measured at amortized cost using the effective interest rate method. Transaction costs are costs that are directly attributable to a financial instrument’s origination, acquisition, issuance or assumption, are included in the fair value adjustment of the financial instrument. These costs are amortized over the life of the financial instrument.

The Company has classified its financial instruments as follows:

Financial Instrument	Classification
Cash	FVTPL
Accounts and grants receivable	Loans and receivables
Accounts payable	Other financial liabilities
Accrued liabilities	Other financial liabilities
Loans payable	Other financial liabilities

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

LINGO MEDIA CORPORATION Notes to Consolidated Financial Statements December 31, 2015, 2014 and 2013 (Expressed in Canadian Dollars, unless otherwise stated)

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

4.13	Impairment of long-lived assets

The Company’s property and equipment and intangibles with finite lives are reviewed for an indication of impairment at each balance sheet date. The Company’s intangible assets that have an indefinite life or not ready for use are not subject to amortization and are tested annually for impairment. Goodwill is reviewed for impairment annually or at any time if an indicator of impairment exists. If indication of impairment exists, the asset’s recoverable amount is estimated. The recoverable amount is the greater of the asset’s fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is recognized when the carrying amount of an asset, or its cash-generating unit, exceeds its recoverable amount. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Impairment losses are recognized in profit and loss for the period.

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

Goodwill represents the excess of the cost of an acquisition over the fair value of the Company’s share of identifiable net assets of the acquired subsidiary at the date of acquisition. Goodwill is carried at cost less accumulated impairment losses. Goodwill is allocated to each cash generating unit (“CGU”) or group of CGUs that are expected to benefit from the related business combination. A group of CGUs represents the lowest level within the entity at which the goodwill is monitored for internal management purposes, which is not higher than an operating segment.

For the purposes of impairment testing, goodwill is allocated to each of the Group’s cash-generating units (or groups of cash-generating units) that is expected to benefit from the synergies of the combination. A cash-generating unit to which goodwill has been allocated is tested for impairment annually, or more frequently when there is indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata based on the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognized directly in profit or loss in the consolidated statement of comprehensive loss.

An impairment loss recognized for goodwill is not reversed in subsequent periods. On disposal of the relevant cash-generating unit, the attributable amount of goodwill is included in the determination of the profit or loss on disposal. Determining whether goodwill is impaired requires an estimation of the higher of fair value less costs of disposal and value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the management to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value.

4.14	Leases

Leases are classified as either finance or operating. Leases that transfer substantially all of the risks and benefits of ownership of the leased asset to the Company are classified as finance leases. Finance leases are capitalized at the lease’s commencement at the lower of fair value of the leased asset and the present value of the minimum lease payments. Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Rental payments, net of any incentives received from the lessor, are charged to earnings on a straight-line basis over the period of the lease.

LINGO MEDIA CORPORATION Notes to Consolidated Financial Statements December 31, 2015, 2014 and 2013 (Expressed in Canadian Dollars, unless otherwise stated)

5.	RECENT ACCOUNTING PRONOUNCEMENTS

The following pronouncements issued by the IASB and interpretations published by IFRIC will become effective for annual periods beginning on or after January 1, 2016.

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

Effective for periods beginning on or after January 1, 2018

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

IFRS 16, Leases replaces IAS 17, Leases and related interpretations. The core principle is that a lessee recognizes assets and liabilities for all leases with a lease term of more than 12 months. A lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. Assets and liabilities arising from a lease are initially measured on a present value basis. The measurement includes non-cancellable lease payments (including inflation-linked payments), and also includes payments to be made in optional periods if the lessee is reasonably certain to exercise an option to extend the lease, or not to exercise an option to terminate the lease. The new standard is intended to provide a faithful representation of leasing transactions, in particular those that do not currently require the lessees to recognize an asset and liability arising from an operating lease. IFRS 16 is effective for annual periods beginning on January 1, 2019, with early adoption permitted for entities that would also apply IFRS 15, Revenue from Contracts with Customers.

LINGO MEDIA CORPORATION Notes to Consolidated Financial Statements December 31, 2015, 2014 and 2013 (Expressed in Canadian Dollars, unless otherwise stated)

6.	ACCOUNTS AND GRANTS RECEIVABLE

	December 31, 2015	December 31, 2014
Trade receivable	$1,941,261	$831,137
Government grants receivable (Note 15)	20,273	18,207
	$1,961,534	$849,344

As at December 31, 2015, the Company had accounts receivable of $830,440 (2014 - $43,209) greater than 30 days overdue and not impaired.

7.	PROPERTY AND EQUIPMENT

Computer and office equipment

Cost, January 1, 2014	$215,599
Additions	9,536
Disposal	(41,551)
Effect of foreign exchange	(9,905)
Cost, December 31, 2014	$173,679
Additions	13,281
Disposal	(5,000)
Effect of foreign exchange	6,461
Cost, December 31, 2015	188,421

Accumulated depreciation, January 1, 2014	$183,673
Charge for the year	7,386
Disposal	(33,778)
Effect of foreign exchange	(8,408)
Accumulated depreciation, December 31, 2014	$148,873
Charge for the year	8,579
Disposal	(4,046)
Effect of foreign exchange	6,136
Accumulated depreciation, December 31, 2015	159,542

Net book value, December 31, 2014	$24,806
Net book value, December 31, 2015	$28,879

LINGO MEDIA CORPORATION Notes to Consolidated Financial Statements December 31, 2015, 2014 and 2013 (Expressed in Canadian Dollars, unless otherwise stated)

8.	INTANGIBLES

	Software and Web Development	Content Platform	Content Development	Total

Cost, January 1, 2014	$7,225,065	$1,477,112	$-	$8,702,177
Additions	544,635	-	-	544,635
Effect of foreign exchange	11,911	-	-	11,911
Cost, December 31, 2014	7,781,611	1,477,112	-	9,258,723
Additions	782,945	-	1,288,495	2,071,440
Effect of foreign exchange	66,450	-	-	66,450
Cost, December 31, 2015	$8,631,006	$1,477,112	$1,288,495	$11,396,613

	Software and Web Development	Content Platform	Content Development	Total

Accumulated amortization, January 1, 2014	$6,763,414	$1,061,868	$-	$7,825,282
Charge for the year	287,435	295,422		582,857
Effect of foreign exchange	2,986	-		2,986
Accumulated amortization, December 31, 2014	7,053,835	1,357,290	-	8,411,125
Charge for the year	510,366	119,822	91,532	721,720
Effect of foreign exchange	58,024	-	-	58,024
Accumulated amortization December 31, 2015	$7,622,225	$1,477,112	$91,532	$9,190,869
Net book value, December 31, 2014	$727,776	$119,822	$-	$847,598
Net book value, December 31, 2015	$1,008,781	$-	$1,196,963	$2,205,744

The Company began commercial production and sale of its services and products during 2009. In 2015, the Company focused on the redesign and upgrade of its ELL Technologies’ suite of products and invested $2,071,440 (2014 - $544,635). The ELL Technologies’ suite of products includes five different products, each designed to suit the needs of different demographic groups. Although the full suite of product is not yet complete, the Company has started the commercial production and sale of three of these products.

9.	LOANS PAYABLE

	December 31, 2015	December 31, 2014
Loans payable, interest bearing at 9% per annum with monthly interest payments, secured by a general security agreement and due on May 9, 2016(i)(ii)	$580,000	$880,000

Unamortized transaction costs	-	(41,167)
	$580,000	$838,833

LINGO MEDIA CORPORATION Notes to Consolidated Financial Statements December 31, 2015, 2014 and 2013 (Expressed in Canadian Dollars, unless otherwise stated)

9.	LOANS PAYABLE (Cont’d)

(i)

The Company extended the term of the loan originally advanced on September 8, 2010, and extended for one-year terms on September 8, 2011, 2012, 2013 and 2014. On September 8, 2015, the loans were extended for a further eight-month term and due on May 9, 2016.

(ii)	Included in loans payable are loans amounting to $480,000 (2014 – $480,000) to related parties as disclosed in Note 22.

10.	SHARE CAPITAL

a)	Authorized

Unlimited number of preference shares with no par value

Unlimited number of common shares with no par value

b)	Common shares - Transactions:

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

(iii)

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

LINGO MEDIA CORPORATION Notes to Consolidated Financial Statements December 31, 2015, 2014 and 2013 (Expressed in Canadian Dollars, unless otherwise stated)

10.	SHARE CAPITAL (Cont’d)

b)	Common shares – Transactions: (Cont’d)

(iv)

On August 27, 2014, the Company extended the term of the $880,000 loan to September 8, 2015, originally advanced on September 8, 2010, and previously extended for a further one-year term on September 8, 2011, 2012 and 2013. As additional consideration for the extension of the loan, the Company issued to the lenders an aggregate of 600,000 common shares of Lingo Media. The common shares were valued at a market price of $0.10 per share. In the absence of a reliable measure of the services received, the services have been measured at the fair value of the common shares issued.

(v)

On April 17, 2015, Lingo Media closed a non-brokered private placement financing of 5,000,000 units at $0.10 per Unit for gross proceeds of $500,000. Each Unit is comprised of one common share in the capital of the Company and one common share purchase warrant. Each Warrant entitles the holder to purchase one Common Share at an exercise price of $0.125 per share until April 17, 2016. The securities issued pursuant to the Financing will be subject to a 4-month regulatory hold period commencing from April 17, 2015. One director of the Company participated in the private placement and subscribed to 400,000 Units for a total price of $40,000.

c)	Stock options exercise

In 2015, 439,166 stock options were exercised. Each stock option entitled the holder to one common share of the Company at an exercise price of $0.13, $0.14 and $0.24 for the gross proceeds of $64,592. These options have a grant date fair value of $0.0674, $0.0721 and $0.1443 respectively. The weighted average share price on the date of exercise of these options was $0.1471.

d)	Warrants exercise

In 2015, 1,700,000 warrants were exercised. Each warrant entitled the holder to one common share of the Company at an exercise price of $0.125 for the gross proceeds of $212,500. These warrants have a grant date fair value of $0.014. The weighted average share price on the date of exercise of these warrants was

$0.125.

11.	SHARE-BASED PAYMENTS

In December 2011, the Company amended its stock option plan (the “2011 Plan”). The 2011 Plan was established to provide an incentive to management (officers), employees, directors and consultants of the Company and its subsidiaries. The maximum number of shares which may be reserved for issuance under the 2011 Plan is limited to 4,108,635 common shares less the number of shares reserved for issuance pursuant to options granted under the 1996 Plan, the 2000 Plan, the 2005 Plan and the 2009 Plan, provided that the Board of Directors of the Company has the right, from time to time, to increase such number subject to the approval of the relevant exchange on which the shares are listed and the approval of the shareholders of the Company.

The maximum number of common shares that may be reserved for issuance to any one person under the 2011 Plan is 5% of the common shares outstanding at the time of the grant (calculated on a non-diluted basis) less the number of shares reserved for issuance to such person under any option to purchase common shares of the Company granted as a compensation or incentive mechanism.

LINGO MEDIA CORPORATION Notes to Consolidated Financial Statements December 31, 2015, 2014 and 2013 (Expressed in Canadian Dollars, unless otherwise stated)

The exercise price of each option cannot be less than the market price of the shares on the day immediately preceding the day of the grant less any permitted discount. The exercise period of the options granted cannot exceed 10 years. Options granted under the 2011 Plan do not have any required vesting provisions. However, the Board of Directors of the Company may, from time to time, amend or revise the terms of the 2011 Plan or may terminate it at any time. The following summarizes the options outstanding:

11.	SHARE-BASED PAYMENTS (Cont’d)

	Number of Options	Weighted Average Exercise Price	Weighed Average Remaining Contract Life (Years)
Outstanding as at January 1, 2013	3,070,500	$0.52	3.15
Granted	25,000	0.20	1.28
Forfeited	(207,250)	0.85	2.07
Expired	(105,000)	0.86	-
Outstanding as at January 1, 2014	2,783,250	$0.48	2.53
Granted	1,590,000	0.14	2.80
Forfeited	(5,000)	0.66	1.13
Expired	(600,750)	0.37	-
Outstanding as at January 1, 2015	3,767,500	0.35	2.35
Granted	400,000	0.47	1.43
Forfeited	(100,833)	0.70	0.16
Expired	(25,000)	0.20	-
Exercised	(439,166)	0.15	1.80
Outstanding as at December 31, 2015	3,602,501	0.33	1.35

Options exercisable as at December 31, 2013	2,033,004	$0.55
Options exercisable as at December 31, 2014	2,461,166	$0.45
Options exercisable as at December 31, 2015	3,301,168	$0.39

The weighted average remaining contractual life for the stock options outstanding as at December 31, 2015 was 1.21 years (2014 – 2.07 years, 2013 – 2.13 years). The range of exercise prices for the stock options outstanding as at December 31, 2015 was $0.13 - $1.70 (2014 - $0.13 - $1.70, 2013 - $0.20 - $1.75). The weighted average grant-date fair value of options granted to management, employees, directors and consultants during 2015 has been estimated at $0.15 (2014 - $0.07, 2013 - $0.20) using the Black-Scholes option-pricing model. The estimated fair value of the options granted is expensed immediately.

The vesting period on the options granted in 2015 was immediate, in 2014 the vesting periods were as follows, 435,000 (2013 – nil) stock options vested immediately upon issuance, 445,000 (2013 - 25,000) stock options will vest quarterly over 18 months, 410,000 stock options will vest quarterly over 12 months, and 300,000 (2013 – nil) stock options will vest upon achievements of non-market conditions.

The pricing model assumes the weighted average risk free interest rates of 0.62% (2014 – 1.21%, 2013 – 0.98%) weighted average expected dividend yields of nil (2014 – nil, 2013 - nil), the weighted average expected common stock price volatility (based on historical trading) of 52% (2014 – 79%, 2013 – 93.57%), a forfeiture rate of zero, a weighted average stock price of $0.58 (2014 - $0.14, 2013 – $0.19), a weighted average exercise price of $0.58 (2014 - $0.14, 2013 - $0.20), and a weighted average expected life of 1.5 years (2014 – 3 years, 2013 – 2 years), which were estimated based on past experience with options and option contract specifics.

LINGO MEDIA CORPORATION Notes to Consolidated Financial Statements December 31, 2015, 2014 and 2013 (Expressed in Canadian Dollars, unless otherwise stated)

12.	WARRANTS

The following summarizes the warrants outstanding:

	Weighted Average Remaining Contractual Life (Years)	Series	Number of Warrants	Weighted Average Exercise Price

Extended	0.17	A	3,658,668	$0.75
Extended	0.36	B	1,875,000	0.75
December 31, 2013			5,533,668	0.75
December 31, 2014			5,533,668	0.75
Issued	0.30		5,000,000	0.125
Exercised			(1,700,000)	0.125
December 31, 2015	0.26		8,833,668	$0.52

The 3,658,668 warrants issued on March 4, 2011 and the 1,875,000 warrants issued on May 11, 2011 had an expiry date of March 4, 2014 and May 11, 2014 respectively. On February 14, 2014, the warrants were extended to March 4, 2016 and May 11, 2016 respectively.

13.	EARNINGS (LOSS) PER SHARE

The income and weighted average number of common shares used in the calculation of basic and diluted income (loss) per share for the years ended December 31, 2015, 2014, and 2013 were as follows:

	2015	2014	2013
Net profit for the year	$2,532,057	$144,013	$22,943

	2015 Number	2014 Number	2013 Number
Weighted average number of common shares used as the denominator in calculating basic earnings per share	26,288,889	21,986,300	21,174,026
Adjustments for calculation of diluted earnings per share:
Options	1,521,831	-	-
Warrants	1,273,020	-	-
Weighted average number of common shares and potential common shares used as the denominator in calculating diluted earnings per share	29,083,740	21,986,300	21,174,026
Basic earnings (loss) per share	$0.10	$0.01	$(0.00)
Diluted earnings (loss) per share	$0.09	$0.01	$(0.00)

LINGO MEDIA CORPORATION Notes to Consolidated Financial Statements December 31, 2015, 2014 and 2013 (Expressed in Canadian Dollars, unless otherwise stated)

14.	INCOME TAXES

The provision for income taxes reflects an effective income tax rate, which differs from the Canadian corporate income tax rate as follows:

	2015	2014	2013
Combined basic Canadian federal and provincial income tax rate	26.50%	26.50%	26.50%
Effective income tax recovery on loss from continuing operations before income taxes	$753,222	$109,480	$40,438
Increase (decrease) resulting from change in the deferred tax assets not recognized	(693,585)	99,353	283,976
Withholding tax	310,289	260,630	233,799
Non-deductible items	(11,204)	23,013	19,416
Change in prior year estimates	(48,433)	(223,357)	(335,963)
	$310,289	$269,119	$241,666

The tax effect of temporary differences representing deferred tax assets is as follows:

	2015	2014
Deferred tax assets:
Loss carry forwards	$5,200,000	$5,524,000
Share issue costs	-	9,000
	$5,200,000	$5,533,000
Deferred tax assets not recognized	(4,580,000)	(5,274,000)
Deferred tax assets recognized	620,000	259,000
Intangibles	(622,000)	(262,000)
Property and equipment	2,000	3,000
Net deferred tax assets	$-	$-

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

LINGO MEDIA CORPORATION Notes to Consolidated Financial Statements December 31, 2015, 2014 and 2013 (Expressed in Canadian Dollars, unless otherwise stated)

14.	INCOME TAXES (Cont’d)

At December 31, 2015, the Company has non-capital losses available for carry forward for Canadian income tax purposes amounting to approximately $19,290,000 (2014 - $20,177,000). These losses expire in the following fiscal years:

2026	813,000
2027	975,000
2028	2,158,000
2029	2,991,000
2030	4,356,000
2031	5,167,000
2032	1,663,000
2033	806,000
2034	122,000
2035	239,000
$19,290,000

15.	GOVERNMENT GRANTS

Included as a reduction of selling, general and administrative expenses are government grants of $211,729 (2014 - $241,465, 2013 - $271,647), relating to the Company's publishing and software projects. At the end of the year, $20,273 (2014 - $18,207, 2013 - $164,104) is included in accounts and grants receivable.

One government grant for the print-based English language learning segment is repayable in the event that the segment’s annual net income before tax for the current year and the previous two years exceeds 15% of revenue. During 2015 and 2014, the conditions for the repayment of grants did not arise and no liability was recorded.

One grant, relating to the Company’s “Development of Comprehensive, Interactive Phonetic English Learning Solution” project, is repayable semi-annually at a royalty rate of 2.5% per year’s gross sales derived from this project until 100% of the grant is repaid. No royalty was paid in 2015, 2014 or 2013 as no sales were generated from this project.

16.	FINANCIAL INSTRUMENTS

16.1	Fair values

The carrying value of cash and accounts and grants receivable, approximates its fair value due to the liquidity of these instruments. The carrying values of accounts payables and accrued liabilities and loans payables approximate its fair value due to the requirement to extinguish the liabilities on demand or payable within a year.

16.2	Financial risk management objectives and policies

The financial risk arising from the Company’s operations are currency risk, liquidity risk and credit risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Group’s ability to continue as a going concern. The risks associated with these financial instruments and the policies on how to mitigate these risks are as follows:

LINGO MEDIA CORPORATION Notes to Consolidated Financial Statements December 31, 2015, 2014 and 2013 (Expressed in Canadian Dollars, unless otherwise stated)

16.	FINANCIAL INSTRUMENTS (Cont’d)

16.3	Foreign currency risk

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

The company has been exposed to this fluctuation and has not implemented a program against these foreign exchange fluctuations.

A 10% strengthening of the US Dollars against Canadian Dollars would have increased the net equity by approximately $228,000 (2014 - $90,00) due to reduction in the value of net liability balance. A 10% of weakening of the US Dollar against Canadian Dollar at December 31, 2015 would have had the equal but opposite effect. The significant financial instruments of the Company, their carrying values and the exposure to other denominated monetary assets and liabilities, as of December 31, 2015 are as follows:

	US Denominated	Euro Denominated	Great Britain Denominated
	USD	Euro	GBP
Cash	367,138	4,574	-
Accounts receivable	1,346,490	-	-
Accounts payable	64,298	-	3,960

The carrying values and the exposure to other denominated monetary assets and liabilities as of December 31, 2014 are as follows:

	US Denominated	China Denominated	Euro Denominated
	USD	RMB	Euro
Cash	-	18,412	11,091
Accounts receivable	681,916	-	16,692
Accounts payable	45,926	-	-

16.4	Liquidity Risk

The Company manages its liquidity risk by preparing and monitoring forecasts of cash expenditures to ensure that it will have sufficient liquidity to meet liabilities when due. The Company’s accounts payable and accrued liabilities generally have maturities of less than 90 days. At December 31, 2015, the Company had cash of $409,022 (2014 - $477,001), accounts and grants receivable of $1,961,534 (2014 - $849,344) and prepaid and other receivables of $488,154 (2014 - $85,071) to settle current liabilities of $1,186,167 (2013 - $1,679,482).

16.5	Credit Risk

Credit risk refers to the risk that one party to a financial instrument will cause a financial loss for the counterparty by failing to discharge an obligation. The Company is primarily exposed to credit risk through accounts receivable. The maximum credit risk exposure is limited to the reported amounts of these financial assets. Credit risk is managed by ongoing review of the amount and aging of accounts receivable balances. As at December 31, 2015, the Company has outstanding receivables of $1,961,534 (2014- $849,344). An allowance for doubtful accounts is taken on accounts receivable if the account has not been collected after a predetermined period of time and is offset to other operating expenses. The Company deposits its cash with high credit quality financial institutions, with the majority deposited within Canadian Tier 1 Banks.

LINGO MEDIA CORPORATION Notes to Consolidated Financial Statements December 31, 2015, 2014 and 2013 (Expressed in Canadian Dollars, unless otherwise stated)

17.	MAJOR CUSTOMER

The Company has sales to a major customer in 2015 and 2014, a government agency of the People’s Republic of China. The total percentage of sales to this customer during the year was 39% (2014 – 65%, 2013 – 75%) and the total percentage of accounts receivable at December 31, 2015 was 45% (2014 – 84%, 2013 – 68%).

In 2015 and 2014, the Company has sales to an online education services distribution company. The total percentage of sales to this customer during the year was 50% (2014 – 9%) and the total percentage of accounts receivable at December 31, 2015 was 50% (2014 – nil).

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

The Company includes equity, comprised of issued share capital, warrants, share-based payments reserve and deficit, in the definition of capital. The Company is dependent on cash flow from co-publishing and licensing agreements and external financing to fund its activities. In order to carry out planned development of its products and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There has been no change to the Company’s capital management from the approach used in 2014 or 2013.

19.	SEGMENTED INFORMATION

The Company operates two distinct reportable business segments as follows:

Print-based English Language Learning: Lingo Learning is a print-based publisher of English language learning textbook programs in China. It earns significantly higher royalties from Licensing Sales compared to Finished Product Sales.

Online English Language Learning: ELL Technologies is a global web-based educational technology (“EdTech”) English language learning training and assessment company. It earns training revenue by developing and hosting online English language learning solutions for its customers, both off the shelf and customized solutions.

Transactions between operating segments are recorded at the exchange amount and eliminated upon consolidation.

2015	Online English Language Learning	Print-Based English Language Learning	Total
Segmented assets	3,756,913	1,476,038	5,232,951
Segmented liabilities	717,139	469,028	1,186,167
Segmented revenue	2,954,614	1,971,121	4,925,735
Segmented direct costs	276,049	106,822	382,871
Segmented selling, general & administrative	337,756	721,947	1,059,703
Segmented intangible amortization	721,720	-	721,720
Segmented other expense	3,097	315,771	318,868
Segmented profit	1,615,992	826,581	2,442,573
Segmented intangible addition	2,071,440	-	2,071,440

LINGO MEDIA CORPORATION Notes to Consolidated Financial Statements December 31, 2015, 2014 and 2013 (Expressed in Canadian Dollars, unless otherwise stated)

19.	SEGMENTED INFORMATION (Cont’d)

2014	Online English Language Learning	Print-Based English Language Learning	Total
Segmented assets	$1,407,525	$1,015,913	$2,423,438
Segmented liabilities	623,349	1,056,134	1,679,483
Segmented revenue	831,650	1,680,814	2,512,464
Segmented direct costs	286,945	95,649	382,594
Segmented selling, general & administrative	307,361	642,868	950,229
Segmented intangible amortization	582,857	-	582,857
Segmented other expense	3,652	272,853	276,505
Segmented profit (loss)	(349,165)	669,444	320,279
Segmented intangible addition	544,635	-	544,635

2013	Online English Language Learning	Print-Based English Language Learning	Total
Segmented assets	$1,215,023	$999,567	$2,214,590
Segmented liabilities	496,975	1,206,728	1,703,703
Segmented revenue	466,869	1,541,197	2,008,066
Segmented direct costs	153,200	42,124	195,324
Segmented selling, general & administrative	295,893	645,569	941,462
Segmented intangible amortization	431,049	-	431,049
Segmented other expense	6,171	243,119	249,290
Segmented profit (loss)	(419,444)	610,385	190,941
Segmented intangible addition	431,711	-	431,711

Other Financial Items	2015	2014	2013
Print-Based English Language Learning segment income (loss)	$826,581	$669,444	$610,385
Online English Language Learning segment income (loss)	1,615,992	(349,165)	(419,444)
Foreign exchange gain	399,314	106,437	134,444
Interest and other financial	(158,792)	(217,040)	(240,516)
Share-based payments	(151,038)	(65,663)	(61,926)
Other comprehensive income	(157,358)	(36,607)	(79,274)
Total Comprehensive Income /(Loss)	$2,374,699	$107,406	$(56,331)

Revenue by Geographic Region

	2015	2014	2013
Latin America	$2,660,535	$424,892	$60,966
China	2,069,253	1,822,660	1,543,753
Other	195,947	264,912	403,347
	$4,925,735	$2,512,464	$2,008,066

LINGO MEDIA CORPORATION Notes to Consolidated Financial Statements December 31, 2015, 2014 and 2013 (Expressed in Canadian Dollars, unless otherwise stated)

19.	SEGMENTED INFORMATION (Cont’d)

Identifiable Non-Current Assets by Geographic Region

	2015	2014	2013
Canada	$2,374,241	$1,004,424	$1,024,169
China	-	7,598	24,270
	$2,374,241	$1,012,022	$1,048,439

20.	COMMITMENTS AND CONTINGENCY

The Company has future minimum lease payments under operating leases for premises and equipment as follows:

2016	$86,354
2017	123,515
2018	121,750
2019	123,258
2020	123,258
Thereafter	22,430

The rent expense associated with operating lease for premise and equipment is recognized on a straight-line basis.

21.	SUPPLEMENTAL CASH FLOW INFORMATION

	2015	2014	2013
Income taxes and other taxes paid	$310,289	$269,119	$191,579
Interest paid	$106,731	$85,876	$151,585

22.	RELATED PARTY BALANCES AND TRANSACTIONS

During the year, the Company had the following transactions with related parties, made in the normal course of operations, and accounted for at an amount of consideration established and agreed to by the Company and related parties.

(a)	The Company charged $8,000 (2014 - $nil, 2013 - $nil) to corporations with one director in common for rent, administration, office charges and telecommunications.

(b)

Key management compensation was $424,111 (2014 – $361,405, 2013 - $228,800) and is reflected as consulting fees and commissions paid to corporations owned by a director and officers of the Company, of which, $241,331 (2014 -$385,566, 2013 - $340,944) is unpaid and included in accounts payable and accrued liabilities. Options granted to key management during the year are $nil (2014 - $36,050, 2013 - $nil). Directors and officers exercised 185,000 options with a fair value of $37,989.

(c)

At the year end, the Company had loans payable bearing interest at 9% per annum due to corporations controlled by directors and officers of the Company in the amount of $480,000 (2014 - $480,000, 2013 - $480,000). Interest expense related to these loans is $43,200 (2013 - $43,200, 2013 - $48,731).

23.	SUBSEQUENT EVENT

On April 27, 2016, the Company repaid the outstanding loans payable in full in the amount of $580,000.

Trading Symbols (TSX-V: LM; OTCQB: LMDCF) 151 Bloor St West Suite 703 Toronto, Ontario Canada M5S 1S4 Tel : 416.927.7000 Fax : 416.927.1222 www.lingomedia.com

Lingo Media Corporation

Form 51 – 102 F1

Management Discussion & Analysis

For the Year Ended December 31, 2015

April 28, 2016

MANAGEMENT DISCUSSION & ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2015

Notice to Reader

The following Management Discussion & Analysis ("MD&A") of Lingo Media Corporation’s (the "Company" or "Lingo Media") financial condition and results of operations, prepared as of April 28, 2016, should be read in conjunction with the Company's Condensed Consolidated Interim Financial Statements and accompanying Notes for the years ended December 31, 2015 and 2014, which have been prepared in accordance with International Financial Reporting Standards are incorporated by reference herein and form an integral part of this MD&A.  All dollar amounts are in Canadian Dollars unless stated otherwise. These documents can be found on the SEDAR website www.sedar.com.

Our MD&A is intended to enable readers to gain an understanding of Lingo Media’s current results and financial position. To do so, we provide information and analysis comparing the results of operations and financial position for the current period to those of the preceding comparable three month period. We also provide analysis and commentary that we believe is required to assess the Company's future prospects. Accordingly, certain sections of this report contain forward-looking statements that are based on current plans and expectations. These forward-looking statements are affected by risks and uncertainties that are discussed in this document and that could have a material impact on future prospects. Readers are cautioned that actual results could vary.

Cautions Regarding Forward-Looking Statements

This MD&A contains certain forward-looking statements, which reflect management’s expectations regarding the Company’s results of operations, performance, growth, and business prospects and opportunities.

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

Forward-looking statements involve significant risk, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this MD&A are based upon what management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this MD&A, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including: general economic and market segment conditions, competitor activity, product capability and acceptance, international risk and currency exchange rates and technology changes. More detailed assessment of the risks that could cause actual results to materially differ than current expectations is contained in the "Quantitative and Qualitative Disclosures of Market Risk" section of this MD&A.

Lingo Media Corporation (TSX-V: LM; OTCQB: LMDCF) Management Discussion & Analysis	2

Summary Description of Lingo Media

Lingo Media (“Lingo Media,” the “Company,” “we” or ”us”) is an EdTech company that is ‘Changing the way the world learns English’ through the combination of education with technology. The Company is focused on online and print-based technologies and solutions through its two subsidiaries: Lingo Learning Inc. (Lingo Learning”) and ELL Technologies Ltd. (“ELL Technologies”). Through its two distinct business units, Lingo Media develops, markets and supports a suite of English language learning solutions consisting of web-based software licensing subscriptions, online and professional services, audio practice tools and multi-platform applications. The Company continues to operate its legacy textbook publishing business from which it collects recurring royalty revenues.

Lingo Media’s two distinct business units include ELL Technologies and Lingo Learning. ELL Technologies is a global web-based educational technology (“EdTech”) English language learning training and assessment company that creates innovative Software-as-a-Service eLearning solutions. Lingo Learning is a print-based publisher of English language learning textbook programs in China. Lingo Media has formed successful relationships with key government and industry organizations, establishing a strong presence in China’s education market of more than 300 million students. The Company is extending its global reach, with an initial market expansion into Latin America and continues to expand its product offerings and technology applications.

Lingo Media has undertaken a business transition which began to gather momentum in 2015. Lingo Media has continued to invest in language learning and leverage its industry expertise to expand into more scalable education-technology. Recent product initiatives have allowed us to expand the breadth of our language learning product offerings, and reinforced the belief that the web-based EdTech learning segment continues to present a significant opportunity for long-term value creation. Customers in this market have demands that recur each year, creating a higher likelihood of return business and predictable revenue opportunity. This demand profile also fits well with our suite of products and increasingly recognizable ELL Technologies brand.

Lingo Media continues to focus on software and content development to address market needs within the government, academic and corporate sectors.

Operational Highlights

●	Online English Language Learning:

completed the development of two leading-edge technology tools, Lesson Builder and Course Builder enabling educators to easily create, convert, edit, and arrange online lessons and courses partnered with Proloux, a subsidiary of the University of Guadalajara, to provide accredited certification of ELL Technologies’ online courses entered into an agreement with ISA Corporativo for advertising services throughout Mexico’s metro stations in exchange for software licenses selected by Peruvian Navy to provide software licenses of ELL Technologies’ training products secured software licensing contract for ELL Technologies’ programs with municipal government in Caldas Department, Colombia completed the development of ELL Technologies’ Winnie’s World, in HTML5 for the pre-kindergarten and kindergarten market awarded a large government contract in partnership with eDistribution S.A.S for SENA, an organization under the Ministry of Labour of Colombia

Lingo Media Corporation (TSX-V: LM; OTCQB: LMDCF) Management Discussion & Analysis	3

completed a significant portion of the development of an extensive digital library of English language learning resources for SENA

●	Print-Based English Language Learning:

expanded the market for PEP Primary English textbook program by launching into new provinces conducted extensive teacher training initiatives and workshops co-published our 550 millionth unit of PEP Primary English and Staring Line programs with People’s Education Press

In 2015, our strategy has been to transition more and more of our business to online subscriptions and digital downloads that enable learners to bring your own device (“BYOD”) and beyond paper-based textbook publishing. We believe that these online subscription formats provide customers with an overall better learning experience, the flexibility to use our products on multiple platforms (i.e. beyond desktops to tablets and mobile extensions), and is a more economical and relevant way for us to deliver our products to customers.

As a result of strategic reorganization and realignment of the business, as of September 30, 2015, we had integrated Speak2Me Inc., Parlo Corporation and ELL Technologies Ltd. into one business segment, ELL Technologies, and now operate only two business segments. Our web-based online English language learning division is ELL Technologies Ltd. (“ELL Technologies”) and our print-based English language learning textbook publishing division is Lingo Learning Inc. (“Lingo Learning”).

Online English Language Learning

ELL Technologies, acquired in 2010, now offers over 2,000 hours of interactive learning through a number of product offerings that include Winnie’s World, English Academy, Scholar, Campus, Master and Business, in addition to offering custom solutions. ELL Technologies is primarily marketed in Latin America through a network of distributors and earns its revenues from licensing and subscription fees from its suite of web-based EdTech language learning products and applications.

At the time of the acquisition, ELL Technologies had an extensive existing product line which required substantial revisions in the technology platform and user interface. Over the past few years, our development team has engineered an eLearning platform and has been introducing new products to the market since the beginning of 2015, integrating cutting-edge technologies, solutions, content and pedagogy.

Lingo Media Corporation (TSX-V: LM; OTCQB: LMDCF) Management Discussion & Analysis	4

ELL Technologies’ high-tech, easy to implement eLearning Software-as-a-Service solutions have positioned the Company to teach the world English. As a result of ongoing investment into product development, we are able to provide learners of all ages and levels of English proficiency with a platform to further their language learning development. See our “Correlation Table” below:

The horizontal axis contains our product line and correlates to the vertical axis which contains the ages and levels of proficiency that the product has been designed for.

To summarize our 2015 product development achievements to date, we have:

●	developed of leading-edge technology tools including Lesson Builder and Course Builder

●	completed the redesign of Scholar and Master

●	digitized and released Campus

●	continuing to advance development of English Academy

●	completed six additional interactive environments in Winnie’s World

●	launched Winnie’s World in HTML5

●	released Phase I of our new Learning Management System

●	completed significant development of an extensive digital library of English language learning resources in partnership with eDistribution for SENA in Colombia

All of our products have been designed for our proprietary learning management system which completes the suite of products and allows ELL Technologies to market and sell to academic institutions, governments and corporations. Educators who license the platform will be able to easily create, convert, edit, and arrange lessons and courses as they see fit.

Formative assessments and data gathering functionality allows us to adapt and improve content. Based on that data, we are able to program iterations to address specific problem areas and to make learning more accessible, efficient and measurable. Built for learners, by learners, we empower educators and allow them to easily transition from pure classroom paper-based teaching to the online world.

Print-Based English Language Learning

The Company continues to maintain its legacy textbook publishing business through Lingo Learning, a print-based publisher of English language learning programs in China since 2001. Lingo Learning has an established presence in China’s education market of over 300 million students. To date, it has co-published more than 550 million units from its library of program titles.

Lingo Media Corporation (TSX-V: LM; OTCQB: LMDCF) Management Discussion & Analysis	5

Revenue Recognition Policy

Lingo Learning earns royalty revenues from its key customer, People’s Education Press and People’s Education & Audio Visual Press (collectively “PEP”), who are China’s State Ministry of Education’s publishing arm, on the following basis:

●	Finished Product Sales – PEP prints and sells Lingo Learning’s English language training programs to provincial distributors in China; and

●	Licensing Sales – PEP licenses Lingo Learning’s English language training programs to provincial publishers who then print and sell the programs to provincial distributors in China.

Lingo Learning earns significantly higher royalties from Licensing Sales compared to Finished Product Sales.

In accordance with the co-publishing agreements between PEP and Lingo Learning, PEP pays to Lingo Learning a royalty on sales of textbooks and supplemental products called Finished Product Sales. In addition, PEP pays to Lingo Learning a percentage of their royalties earned on actual revenues called Licensing Sales. PEP provides Lingo Learning with sales reconciliations on a semi-annual basis, as their reporting systems are not able to provide quarterly sales information. Revenue is recognized upon the confirmation of such sales and when collectability is reasonably assured.

Royalty revenues from PEP’s audiovisual-based products are recognized quarterly upon the confirmation of sales, and when collectability is reasonably assured. Royalty revenues are not subject to right of return or product warranties. Revenue from the sale of published and supplemental products is recognized upon delivery and when the risk of ownership is transferred and collectability is reasonably assured.

ELL Technologies has now fully-integrated Parlo and Speak2Me into its offerings, and it earns training revenue by developing and hosting online English language learning solutions for its customers, both off the shelf and customized solutions. Revenue is recognized upon delivery of the online courses to the end client through its distributor and when collectability is reasonably assured.

When the outcome of a contract cannot be reliably estimated, all contract related costs are expensed and revenues are recognized only to the extent that those costs are recoverable. When the uncertainties that prevented reliable estimation of the outcome of a contract no longer exist, contract revenue and expenses are recognized using the percentage of completion method.

Overall Performance

During 2015, Lingo Media recorded revenues of $4,925,735 as compared to $2,512,464 in 2014 an increase of 96%. Net profit was $2,532,057 as compared to $144,013 in 2014 resulting in a $0.10 profit per share as compared to $0.01 per share in 2014. At the same time, its selling general and administrative costs was $1,059,703, a 12% increase compared to $950,229 in 2014. The Company recorded share-based payments of $151,038 as compared to $65,663 in 2014. In addition, cash generated from operations in 2015 was $1,539,651 as compared to $953,081 in 2014.

Online English Language Learning

ELL Technologies earned revenue from its portfolio of products of $2,954,614 for the year, compared to $831,650 in 2014, an increase of 255%. This increase in sales is due to the Company maximizing its sales efforts related to its ELL Technologies’ redesigned suite of products. Since 2012, the Company has completely redesigned the user interface, learning management system and the multi-browser delivery system for desktops and tablets for its ELL Technologies suite of products including Winnie’s World, English Academy, Scholar, Campus Master and Business. The redesign has now been completed and full sales efforts have resumed and recorded a 255% increase in revenue in the 2015 as compared to 2014.

Lingo Media Corporation (TSX-V: LM; OTCQB: LMDCF) Management Discussion & Analysis	6

Print-Based English Language Learning

Lingo Media earned royalty revenue of $1,971,121 in 2015 compared to $1,680,814 in 2014 from People’s Education Press and People’s Education & Audio Visual Press, an increase of 17%. This increase consists of additional royalties generated through licensing sales from provincial distributors as a result of Lingo Media and PEP’s local marketing and teacher training initiatives as well as the distribution of the Scholar series.

Market Trends and Business Uncertainties

Lingo Media believes that the global market trends in English language learning are strong and will continue to grow at a rapid pace. Developing countries around the world, specifically in Latin America and Asia are expanding their mandates for the teaching of English amongst students, young professionals and adults.

The British Council suggests that there are 1.6 Billion people learning English globally. English language learning products and services are a US$56.3 Billion global market notes Ambient Insight, who also forecasts digital English learning expenditures to account for US$3.1 Billion by 2018.

Markets and Markets forecasts the global EdTech market to grow from US$43.27 Billion in 2015 to US$93.76 Billion to 2020, or at a CAGR or 16.72%.

GSV Advisors forecasts digital English learning product expenditures to be US$2.5 Billion (or 7.3%) of the global market by 2016, with Latin America representing approximately US$260.9 Million of that figure. Students attending English language training (“ELT”) classes in Latin America accounted for approximately 14 per cent of worldwide revenues, or US$321-million in 2013. Growth has been very rapid in the region, and represents a particularly strong opportunity moving forward relative to other geographic regions. The remaining market for ELT is largely concentrated in Europe, the Middle East and Africa (45 per cent of revenues or US$1.04-billion) and the Asia Pacific region (35 per cent of revenues or US$825-million).

Lingo Media is uniquely positioned to take advantage of the market opportunity for teaching English in Latin America and Asia, with its scalable web-based learning technology and solutions. Although the market outlook remains positive, there can be no assurance that this trend will continue or that the Company will benefit from this trend.

General Financial Condition

As at December 31, 2015 Lingo Media had working capital of $1,672,543 compared to a working capital deficiency of $(268,066) as at December 31, 2014. Net profit for the year ended December 31, 2015 was $2,532,057 compared to net profit of $144,013 for the year ended December 31, 2014.

Lingo Media Corporation (TSX-V: LM; OTCQB: LMDCF) Management Discussion & Analysis	7

Financial Highlights

For the Year Ended December 31	2015	2014
Revenue
Print-Based English Language Learning	$1,971,121	$1,680,814
Online English Language Learning	2,954,614	831,650
	4,925,735	2,512,464
Net Profit for the Year	2,532,057	144,013
Earnings per Share
Basic	$0.10	$0.01
Fully Diluted	$0.09	$0.01
Total Assets	5,232,951	2,423,438
Working Capital / (Deficit)	1,672,543	(268,066)
Cash Provided – Operations	1,539,651	953,081

The Company had cash on hand as at December 31, 2015 of $409,022 (2014 - $477,001) and accounts receivable of $1,961,534 (2014 - $849,344) to settle its current liabilities of $1,186,167 (2014 – 1,679,482) leaving a working capital balance of $1,672,543 (2014 – deficiency of $268,066).

Results of Operations

During the year, Lingo Media earned $2,954,614 in online licensing sales revenue as compared to $831,650 in 2014. This revenue increase from online English Language Learning is a result of the Company resuming its sales efforts related to its ELL Technologies suite of products. The Company has completely redesigned the user interface, learning management system and the multi-browser delivery system for desktops and tablets for its ELL Technologies product suite including Winnie’s World, English Academy, Scholar, Campus Master and Business. The product overhaul has been completed and full sales efforts resumed in 2015 and recorded a 255% increase in online English language learning revenue in 2015 as compared to 2014.

Revenues from Print-Based English language learning for the period were $1,971,121 compared to $1,680,814 in 2014. Direct costs associated with publishing revenue are relatively modest and has been consistent throughout the years. The Company continues to maintain its relationship with PEP and is investing in the development of its existing and new programs and marketing activities to maintain and increase its royalty revenues.

Selling, General and Administrative

Selling, general and administrative expenses were $1,059,703 compared to $950,229 in 2014. Selling, general and administrative expenses for the two segments are segregated below.

(i)	Print-Based English Language Learning

Selling, general and administrative cost for print-based publishing increased from $642,868 in 2014 to $721,947 in 2015 due to the increase in consulting fees and corporate development fees. The following is a breakdown of selling, general and administrative costs directly related to print-based English language learning:

For the Year Ended December 31	2015	2014
Sales, marketing & administration	$140,305	$142,544
Consulting fees & salaries	430,884	382,564
Travel	69,820	60,007
Premises	104,139	111,598
Corporate development	140,112	49,399
Professional fees	48,416	79,887
Less: Grants	(211,729)	(183,131)
	$721,947	$642,868

Lingo Media Corporation (TSX-V: LM; OTCQB: LMDCF) Management Discussion & Analysis	8

(ii)	Online English Language Learning

Selling, general and administrative costs related to online English language learning was $337,756 for the year compared to $307,361 in 2014. Selling, general and administrative costs for this business unit increased in 2015 as compared to 2014, which included an increase of corporate development services.

For the Year Ended December 31	2015	2014
Sales, marketing & administration	$(52,719)	$166,207
Consulting fees and salaries	46,840	79,588
Travel	13,328	13,136
Premises	48,000	45,888
Corporate development	208,923	-
Professional fees	73,384	60,876
Less: Grants	-	(58,334)
	$337,756	$307,361
Total Selling and Administrative Expenses	$1,059,703	$950,229

Net Income

Total comprehensive income for the Company was $2,374,699 for the year ended December 31, 2015 as compared to $107,406 in 2014. Total comprehensive income can be attributed to the two operating segments as shown below:

Online ELL	2015	2014
Revenue	$2,954,614	$831,650
Expenses:
Direct costs	276,049	286,945
General & administrative	337,756	307,361
Amortization of property & equipment	3,012	3,253
Amortization of development costs	721,720	582,857
Income taxes and other taxes	85	399
	1,338,622	1,180,815
Segmented Profit /(Loss) - Online ELL	1,615,992	(349,165)

Print-Based ELL
Revenue	1,971,121	1,680,814
Expenses:
Direct costs	106,822	95,649
General & administrative	721,947	642,868
Amortization of property & equipment	5,567	4,133
Income taxes and other taxes	310,204	268,720
	1,144,540	1,011,370
Segmented Profit – Print-Based ELL	826,581	669,444
Total Segmented Profit / (Loss)	2,442,573	320,279

Other
Foreign exchange	399,314	106,437
Interest and other financial expenses	(158,792)	(217,040)
Share-based payment	(151,038)	(65,663)
Other comprehensive income	(157,358)	(36,607)
	(67,874)	(212,873)
Total Comprehensive Income	$2,374,699	$107,406

Lingo Media Corporation (TSX-V: LM; OTCQB: LMDCF) Management Discussion & Analysis	9

Foreign Exchange

The Company recorded foreign exchange gain of $399,314 as compared to a gain of $106,437 in 2014, relating to the Company's currency risk through its activities denominated in foreign currencies as the Company is exposed to foreign exchange risk as a significant portion of its revenue and expenses are denominated in US Dollars, European Euros, and Chinese Renminbi.

Share-Based Payments

The Company amortizes share-based payments with a corresponding increase to the contributed surplus account. During the year, the Company recorded an expense of $151,038 compared to $65,663 in 2014.

Net Profit for the Year

The Company reported a net profit of $2,532,057 for the year as compared to $144,013 in 2014, an operational improvement of $2,388,044. This improvement is primarily attributed to increase in revenue of $2,413,271. The earnings per shares are $0.10 per share (basic) and $0.09 per share (fully diluted).

Total Comprehensive Income

The total comprehensive income is calculated after the application of exchange differences on translating foreign operations gain/ (loss). The Company reported a total comprehensive income of $2,374,699 for the year ended December 31, 2015, as compared to $107,406 in 2014.

Summary of Quarterly Results

	Q1-15	Q2-15	Q3-15	Q4-15
Revenue	$651,627	$1,794,659	$1,203,201	$1,276,248
Income / (Loss) Before Taxes and Other Comp Income	232,580	1,115,675	694,300	793,683
Total Comprehensive Income / (Loss)	146,598	993,552	631,730	602,819
Income / (Loss) per Share (Basic)	$0.01	$0.04	$0.03	$0.02
	Q1-14	Q2-14	Q3-14	Q4-14
Revenue	$236,051	$877,879	$222,468	$1,176,066
Income / (Loss) Before Taxes and Other Comp Income	(44,110)	339,769	(169,200)	286,673
Total Comprehensive Income / (Loss)	(181,565)	200,534	(255,659)	344,096
Income / (Loss) per Share (Basic)	$(0.00)	$0.01	$(0.01)	$0.01

Liquidity and Capital Resources

As at December 31, 2015, the Company had cash of $409,022 compared to $477,001 in 2014. Accounts and grants receivable of $1,961,534 were outstanding at the end of the year compared to $849,344 in 2014. With 39% of the receivables from PEP and the balance due from ELL customers with a 90 day collection cycle, the Company does not anticipate an effect on its liquidity. Total current assets amounted to $2,858,710 (2014 - $1,411,416) with current liabilities of $1,186,167 (2014 - $1,679,482) resulting in working capital of $1,672,543 (2014 - working capital deficit of $268,066).

Lingo Media Corporation (TSX-V: LM; OTCQB: LMDCF) Management Discussion & Analysis	10

The Company receives government grants based on certain eligibility criteria for publishing industry development in Canada and for international marketing support. These government grants are recorded as a reduction of general and administrative expenses to offset direct expenditure funded by the grant. The Company receives these grants throughout the year. The grant is applied based on the Company meeting certain eligibility requirements. The Company has relied on obtaining these grants for its operations and has been successful at securing them in the past, but it cannot be assured of obtaining these grants in the future.

The Company has access to working capital through an equity private placement financing or a debt financing, if required to finance its growth plans and expansion into new international markets. The Company has been successful in raising sufficient working capital in the past.

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance sheet finance arrangements.

Contractual Obligations

Future minimum lease payments under operating leases for premises and equipment are as follows:

2016	$86,354
2017	123,515
2018	121,750
2019	123,258
2020	123,258
Thereafter	22,430

Transactions with Related Parties

The Company had the following transactions with related parties, made in the normal course of operations, and accounted for at an amount of consideration established and agreed to by the Company and related parties.

The Company charged $8,000 (2014 - $nil, 2013 - $nil) to corporations with one director in common for rent, administration, office charges and telecommunications.

Key management compensation was $424,111 (2014 – $361,405, 2013 - $228,800) and is reflected as consulting fees and commissions paid to corporations owned by a director and officers of the Company, of which, $241,331 (2014 -$385,566, 2013 - $340,944) is unpaid and included in accounts payable and accrued liabilities. Options granted to key management during the year are $nil (2014 - $36,050, 2013 - $nil). Directors and officers exercised 185,000 options with a fair value of $37,989.

At the year end, the Company had loans payable bearing interest at 9% per annum due to corporations controlled by directors and officers of the Company in the amount of $480,000 (2014 - $480,000, 2013 - $480,000). Interest expense related to these loans is $43,200 (2013 - $43,200, 2013 - $48,731).

Lingo Media Corporation (TSX-V: LM; OTCQB: LMDCF) Management Discussion & Analysis	11

Additional Disclosure

Intangibles

	Software & Web Development	Content Platform	Content Development	Total
Cost, January 1, 2014	$7,225,065	$1,477,112	$-	$8,702,177
Additions	394,671	-	-	394,671
Effect of foreign exchange	7,081	-	-	7,081
Cost, September 30, 2014	7,626,817	1,477,112	-	9,103,929
Additions	149,964	-	-	149,964
Effect of foreign exchange	4,830	-	-	4,830
Cost, December 31, 2014	7,781,611	1,477,112	-	9,258,723
Additions	782,945	-	1,288,495	2,071,440
Effect of foreign exchange	66,450	-	-	66,450
Cost, December 31, 2015	$8,631,006	$1,477,112	$1,288,495	$11,396,613

	Software & Web Development	Content Platform	Content Development	Total
Accumulated depreciation, January 1, 2014	$6,763,414	$1,061,868	$-	$7,825,282
Charge for the period	208,579	220,960	-	429,539
Effect of foreign exchange	2,495	-	-	2,495
Accumulated depreciation, September 30, 2014	6,974,488	1,282,827	-	8,257,315
Charge for the period	78,856	74,463	-	153,319
Effect of foreign exchange	491	-	-	491
Accumulated depreciation, December 31, 2014	7,053,835	1,357,290	-	8,411,125
Charge for the year	510,366	119,822	91,532	721,720
Effect of foreign exchange	58,024	-	-	58,024
Accumulated amortization December 31, 2015	$7,622,225	$1,477,112	$91,532	$9,190,868

Net book value, December 31, 2014	$727,776	$119,822	-	$847,599
Net book value, December 31, 2015	$1,008,781	$-	$1,196,963	$2,205,744

The Company began commercial production and sale of its services and products during 2009. In 2015, the Company focused on the redesign and upgrade of its ELL Technologies’ suite of products and invested $2,071,440 (2014 - $544,635). The ELL Technologies’ suite of products includes five different programs, each designed to suit the needs of different demographic groups. Although the full suite of product is not yet complete, the Company has started the commercial production and sale of three of these products.

Lingo Media Corporation (TSX-V: LM; OTCQB: LMDCF) Management Discussion & Analysis	12

Property and Equipment

Cost, January 1, 2014	$215,599
Additions	3,277
Disposal	(53,494)
Effect of foreign exchange	1,016
Cost, September 30, 2014	166,398
Additions	6,259
Disposal	11,943
Effect of foreign exchange	(10,921)
Cost, December 31, 2014	173,679
Additions	13,281
Disposal	(5,000)
6,461
Cost, December 31, 2015	$188,421

Accumulated depreciation, January 1, 2014	$183,673
Charge for the period	5,272
Disposal	(44,276)
Effect of foreign exchange	1,165
Accumulated depreciation, September 30, 2014	145,834
Charge for the period	2,114
Disposal	10,498
Effect of foreign exchange	(9,573)
Accumulated depreciation, December 31, 2014	148,873
Charge for the year	8,579
Disposal	(4,046)
Effect of foreign exchange	6,136
Accumulated depreciation, December 31, 2015	$159,542

Net book value, January 1, 2014	$31,926
Net book value, December 31, 2014	$24,806
Net book value, December 31, 2015	$28,879

Subsequent Event

On April 27, 2016, the Company repaid the outstanding loans payable in full in the amount of $580,000.

Disclosure of Outstanding Share Data

As of April 28, 2016, the followings are outstanding:

Common Shares	–	33,829,943
Warrants	–	670,066
Stock Options	–	3,138,335

Lingo Media Corporation (TSX-V: LM; OTCQB: LMDCF) Management Discussion & Analysis	13

Approval

The Directors of Lingo Media have approved the disclosure contained in this MD&A.

Additional Information

Additional information relating to the Company can be found on SEDAR at www.sedar.com.

Lingo Media Corporation (TSX-V: LM; OTCQB: LMDCF) Management Discussion & Analysis	14