Form 20-F
period 2016-12-31
LINGO MEDIA CORP
filed 2017-05-16
CIK 1177167

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Annual Report

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

X    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 35,529,162

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined by Rule 405 of the Securities Act

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

Large accelerated filer ___Accelerated Filer ___Non-accelerated filer X

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ___ International Financial Reporting Standards as issued by Other___the International Accounting Standards Board X

If “Other” has been checked in response to the previous question mark, indicate by check mark which financial statement item the registrant has elected to follow: Item 17___   Item 18 ___

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

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

PART I

ITEM 1. Identity of Directors, Senior Management and Advisors

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Lingo Media Corporation (“Lingo Media” or the “Company”) is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of Ontario and its shares are listed on the TSX Venture Exchange and inter-listed on the OTCQB Marketplace. The consolidated financial statements of the Company as at and for the year ended December 31, 2016 comprise the Company and its wholly owned subsidiaries (the “Group”) consisted of Lingo Learning Inc., ELL Technologies Ltd., ELL Technologies Limited, ELL Technologies Worldwide Ltd., Speak2Me Inc., Lingo Group Limited and Parlo Corporation.

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

The following data for the fiscal years ended December 31, 2016, 2015, 2014, 2013 and 2012 is derived from our consolidated financial statements prepared in accordance with IFRS (and the data for the fiscal year ended December 31, 2010 is derived from our consolidated financial statements prepared in accordance with Canadian GAAP) and all are expressed in Canadian Dollars.

	Fiscal Year Ended December 31
	2016	2015	2014	2013	2012
Revenue	$3,195,221	$4,925,735	$2,512,464	$2,008,066	$2,016,261
Profit/(Loss) from Operations	434,319	2,601,824	523,736	370,681	(996,816)
Total Comprehensive Profit/(Loss)	124,420	2,374,699	107,406	(56,331)	(1,364,737)
Total Assets	7,176,192	5,232,951	2,423,438	2,214,590	2,660,648
Current Assets	3,709,077	2,858,710	1,411,416	1,166,151	1,606,441
Issued Share Capital	35,529,162	29,518,343	22,379,177	21,779,177	20,899,177
Weighted Average Number of Common Shares Outstanding	33,987,383	26,288,889	21,986,300	21,174,026	20,652,415
Total Equity	6,445,033	4,046,784	743,956	510,887	417,292
Dividends per Common Share	NIL	NIL	NIL	NIL	NIL
Earnings/(Loss) per Share
Basic	$0.00	$0.10	$0.01	$(0.00)	$(0.07)
Diluted	$0.00	$0.09	$0.01	$(0.00)	$(0.07)

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

Table No. 4

U.S. Dollar/Canadian Dollar

	Average	High	Low	Close
Mar-17	1.3382	1.3536	1.3262	1.3313
Feb-17	1.3111	1.3315	1.2977	1.3300
Jan-17	1.3205	1.3463	1.2967	1.3030
Dec-16	1.3353	1.3601	1.3078	1.3433
Nov-16	1.3445	1.3590	1.3260	1.3435
Oct-16	1.3246	1.3433	1.3002	1.3410
Sept-16	1.3090	1.3282	1.2818	1.3129
Aug-16	1.2998	1.3202	1.2759	1.3106
Jul-16	1.3036	1.3253	1.2827	1.3030
Jun-16	1.2888	1.3145	1.2651	1.2925
May-16	1.2948	1.3191	1.2458	1.3094
Apr-16	1.2814	1.3219	1.2495	1.2553

Fiscal Yr Ended Dec., 31, 2016	1.3219	1.4691	1.2458	1.3433
Fiscal Yr Ended Dec., 31, 2015	1.1048	1.1643	1.0614	1.1601
Fiscal Yr Ended Dec., 31, 2014	1.0302	1.0697	0.9839	1.0636
Fiscal Yr Ended Dec. 31, 2013	0.9996	1.0279	0.9790	0.9902
Fiscal Yr Ended Dec. 31, 2012	0.9959	1.0130	0.98	0.9944
Fiscal Yr Ended Dec. 31, 2011	1.0295	1.0778	0.9946	0.9946

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

A 10% strengthening of the US Dollar against the Canadian Dollar would have increased the net equity by approximately $294,858 (2015 - $228,000) due to reduction in the value of net liability balance. A 10% of weakening of the US Dollar against the Canadian Dollar at December 31, 2016 would have had the equal but opposite effect. The significant financial instruments of the Company, their carrying values and the exposure to other denominated monetary assets and liabilities, as of December 31, 2016 are as follows:

	US Denominated	Euro Denominated	Great Britain Denominated
	USD	Euro	GBP
Cash	17,652	1,786	-
Accounts receivable	2,267,036	-	-
Accounts payable	88,352	-	-

The carrying values and the exposure to other denominated monetary assets and liabilities as of December 31, 2015 are as follows:

	US Denominated	China Denominated	Euro Denominated
	USD	RMB	Euro
Cash	367,138	4,574	-
Accounts receivable	1,346,490	-	-
Accounts payable	64,298	-	3,960

Liquidity Risk

The Company manages its liquidity risk by preparing and monitoring forecasts of cash expenditures to ensure that it will have sufficient liquidity to meet liabilities when due. The Company’s accounts payable and accrued liabilities generally have maturities of less than 90 days. At December 31, 2016, the Company had cash of $ 84,303 (2015 - $409,022), accounts and grants receivable of $ 3,044,928 (2015 - $1,961,534) to settle current liabilities of $731,158 (2015 - $1,186,167).

Credit Risk

Credit risk refers to the risk that one party to a financial instrument will cause a financial loss for the counterparty by failing to discharge an obligation. The Company is primarily exposed to credit risk through accounts receivable. The maximum credit risk exposure is limited to the reported amounts of these financial assets. Credit risk is managed by ongoing review of the amount and aging of accounts receivable balances. As at December 31, 2016, the Company has outstanding receivables of $3,044,928 (2015- $1,961,534). An allowance for doubtful accounts is taken on accounts receivable if the account has not been collected after a predetermined period of time as determined by the contract and collectability is offset against other operating expenses. The Company deposits its cash with high credit quality financial institutions, with the majority deposited within Canadian Tier 1 Banks.

Dependence on Major Customer

The Company has sales to a major customer in 2016 and 2015, a government agency of the People’s Republic of China. The total percentage of sales to this customer during the year was 54% (2015 –39%, 2014 – 65%) and the total percentage of accounts receivable at December 31, 2016 was 52% (2015 – 45%, 2014 – 84%).

In 2016 and 2015, the Company has sales to an online education services distribution company. The total percentage of sales to this customer during the year was 13% (2015 – 50%, 2014 – 9%) and the total percentage of accounts receivable at December 31, 2016 was 24% (2015 – 50%, 2014 – nil).

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

Managing Growth

The Company must expand its business to achieve greater profitability. Any further expansion of the Company’s business may strain its current managerial, financial, operational, and other resources. Success in managing this expansion and growth will depend, in part, upon the ability of senior management to manage growth effectively. Any failure to do so may lead to inefficiencies and redundancies, and result in reduced growth prospects. As a result, the Company’s profitability, if any, may be curtailed or eliminated.

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

ELL Technologies Limited was incorporated pursuant to the Companies Act of United Kingdom under the name The Q Group Limited. On April 29, 2010, the Company changed its name to ELL Technologies Limited.

ELL Technologies Ltd. was incorporated pursuant to the Business Corporations Act (Ontario) on February 23, 2012 under the name 2318041 Ontario Inc. 2318041 Ontario Inc. changed its name to ELL Technologies Ltd. on January 15, 2014.

ELL Technologies Worldwide Ltd. was incorporated pursuant to the Companies Act of Barbados on October 13, 2015. The company was dormant as at December 31, 2016.

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

As of December 31, 2016, the Company operated two distinct business segments as follows:

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

Online English Language Learning (See MDA p4 – 5)

ELL Technologies, acquired in 2010, now offers over 2,000 hours of interactive learning through a number of product offerings that include Winnie’s World, English Academy, Scholar, Campus, English for Success, Master and English for Success Plus (targeting Corporatiions), in addition to offering custom solutions. ELL Technologies is primarily marketed in Latin America through a network of distributors and earns its revenues from licensing and subscription fees from its suite of web-based EdTech language learning products and applications.

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

Segmented Information (Before Other Financial Items Below)

2016	Online English Language Learning	Print-Based English Language Learning	Total

Segmented assets	$5,043,729	$2,132,463	$7,176,192
Segmented liabilities	326,463	404,696	731,159
Segmented revenue	1,456,421	1,738,800	3,195,221
Segmented direct costs	167,597	217,787	385,384
Segmented selling, general & administrative	625,512	739,224	1,364,736
Segmented intangible amortization	1,003,485	-	1,003,485
Segmented other expense	1,513	193,489	195,002.
Segmented profit	(341,660)	588,274	246,614
Segmented intangible addition	1,798,687	-	1,798,687

2015	Online English Language Learning	Print-Based English Language Learning	Total

Segmented assets	3,756,913	1,476,038	5,232,951
Segmented liabilities	717,139	469,028	1,186,167
Segmented revenue	2,954,614	1,971,121	4,925,735
Segmented direct costs	276,049	106,822	382,871
Segmented selling, general & administrative	337,756	721,947	1,059,703
Segmented intangible amortization	721,720	-	721,720
Segmented other expense	3,097	315,771	318,868
Segmented profit (loss)	1,615,992	826,581	2,442,573
Segmented intangible addition	2,071,440	-	2,071,440

2014	Online English Language Learning	Print-Based English Language Learning	Total

Segmented assets	$1,407,525	$1,015,913	$2,423,438
Segmented liabilities	623,349	1,056,134	1,679,483
Segmented revenue	831,650	1,680,814	2,512,464
Segmented direct costs	286,945	95,649	382,594
Segmented selling, general & administrative	307,361	642,868	950,229
Segmented intangible amortization	582,857	-	582,857
Segmented other expense	3,652	272,853	276,505
Segmented profit (loss)	(349,165)	669,444	320,279
Segmented intangible addition	544,635	-	544,635

2013	Online English Language Learning	Print-Based English Language Learning	Total

Segmented assets	$1,215,023	$999,567	$2,214,590
Segmented liabilities	496,975	1,206,728	1,703,703
Segmented revenue	466,869	1,541,197	2,008,066
Segmented direct costs	153,200	42,124	195,324
Segmented selling, general & administrative	295,893	645,569	941,462
Segmented intangible amortization	431,049	-	431,049
Segmented other expense	6,171	243,119	249,290
Segmented income (loss)	(419,444)	610,385	190,941
Segmented intangible addition	431,711	-	431,711

2012	Online English Language Learning	Print-Based English Language Learning	Total
Segmented assets	$1,269,953	$1,390,695	$2,660,648
Segmented liabilities	814,887	1,428,469	2,243,356
Segmented revenue	680,321	1,335,940	2,016,261
Segmented direct costs	261,341	11,714	273,055
Segmented selling, general & administrative	1,014,346	1,106,890	2,121,236
Segmented intangible amortization	365,752	-	365,752
Segmented other expense	8,415	223,411	231,826
Segmented income (loss)	(969,533)	(6,075)	(975,608)
Segmented intangible addition	143,215	-	143,215

Other Financial Items	2016	2015	2014	2013	2012
Print-Based English Language Learning segmented income (loss)	$588,274	$826,581	$669,444	$610,385	$(6,075)
Online English Language Learning segmented income (loss)	(341,660)	1,615,992	(349,165)	(419,444)	(969,533)
Foreign exchange gain	(146,599)	399,314	106,437	134,444	25,046
Interest and other financial	(35,768)	(158,792)	(217,040)	(240,516)	(168,769)
Share-based payments	-	(151,038)	(65,663)	(61,926)	(243,195)
Other comprehensive loss	60,173	(157,358)	(36,607)	(79,274)	(2,211)
Total Comprehensive Income /(Loss)	$124,420	$2,374,699	$107,406	$(56,331)	$(1,364,737)

Revenue by Geographic Region

	2016	2015	2014	2013	2012
Latin America	$821,762	$2,660,535	$424,892	$60,966	$126,957
China	2,252,170	2,069,253	1,822,660	1,543,753	1,366,415
Other	121,289	195,947	264,912	403,347	522,889
	$3,195,221	$4,925,735	$2,512,464	$2,008,066	$2,016,261

Identifiable Non-Current Assets by Geographic Region

	2016	2015	2014	2013	2012
Canada	$3,467,115	$2,374,241	$1,004,424	$1,024,169	$2,626,632
China	-	-	7,598	24,270	34,016
	$3,467,115	$2,374,241	$1,012,022	$1,048,439	$2,660,648

Intangibles	Software and Web Development	Content Platform	Customer Relationships	Content Development	Total
Cost, January 1, 2012	6,649,699	$1,477,112	$130,000	$-	8,256,811
Additions	142,464	-	-	-	142,464
Cost, December 31, 2012	6,792,163	1,477,112	130,000	-	8,399,275
Additions	431,711	-	-	-	431,711
Effect of foreign exchange	1,191	-	-		1,191
Cost, December 31, 2013	7,225,065	1,477,112	130,000	-	8,832,117
Additions	544,635	-	-	-	544,635
Effect of foreign exchange	11,911	-	-	-	11,911
Cost, December 31, 2014	7,781,611	1,477,112	130,000	-	9,388,723
Additions	782,945	-	-	1,288,495	2,071,440
Effect of foreign exchange	66,450	-	-	-	66,450
Cost, December 31, 2015	8,631,006	1,477,112	130,000	1,288,495	11,526,613
Additions	613,163	-	-	1,185,525	1,798,687
Effect of foreign exchange	(5,081)	-	-	-	(5,081)
Cost, December 31, 2016	$9,239,088	$1,477,112	$-	$2,474,020	$13,190,219

Intangibles	Software and Web Development	Content Platform	Customer Relationships	Content Development	Total
Accumulated depreciation, January 31, 2012	$6,583,618	$470,214	$130,000	$-	$7,183,832
Charge for the year	42,978	296,232			339,210
Accumulated depreciation, December 31, 2012	6,626,596	766,446	130,000	-	7,523,042
Charge for the year	135,627	295,422	-	-	431,049
Effect of foreign exchange	1,191	-	-	-	1,191
Accumulated depreciation, December 31, 2013	6,763,414	1,061,868	130,000	-	7,955,282
Charge for the year	287,435	295,422	-	-	582,857
Effect of foreign exchange	2,986	-	-	-	2,986
Accumulated depreciation, December 31, 2014	7,053,835	1,357,290	130,000	-	8,411,125
Charge for the year	510,366	119,822	-	91,532	721,720
Effect of foreign exchange	58,024	-	-	-	58,024
Accumulated depreciation, December 31, 2015	7,622,225	1,477,112	130,000	91,532	9,190,869
Charge for the year	611,865	-	-	391,620	1,003,485
Effect of foreign exchange	(4,144)	-	-	-	(4,144)

Accumulated depreciation, December 31, 2016	$8,229,946	$1,477,112	$-	$483,152	$10,190,210

Net book value, December 31, 2012	$165,567	$710,666	$-	$-	$876,233
Net book value, December 31, 2013	$461,651	$415,244	$-	$-	$876,895
Net book value, December 31, 2014	$727,776	$119,822	$-	$-	$847,598
Net book value, December 31, 2015	$1,008,781	$-	$-	$1,196,963	$2,205,744
Net book value, December 31, 2016	$1,009,142	$-	$-	$1,990,867	$3,000,009

The Company began commercial production and sale of its services and products during 2009. In 2016, the Company continued to focus on the redesign and upgrade of its ELL Technologies’ suite of products and invested $ 1,798,687 (2015 - $2,071,440). The ELL Technologies’ suite of products includes five different products, each designed to suit the needs of different demographic groups. Although the full suite of product is not yet complete, the Company has started the commercial production and sale of three of these products.

4.C.      Organization Structure

See 4.A. “History and Development of the Company” for more information.

Name of subsidiary	Principal activity	Place of incorporation	Proportion of ownership interest and voting rights held
		and operation	December 31, 2016	December 31, 2015	December 31, 2014
Lingo Learning Inc.	Developer and publisher of English language learning print and audio-based products	Canada	100%	100%	100%
ELL Technologies Ltd.	English language learning multi-media & online training service	Canada	100%	100%	100%
ELL Technologies Limited	English language learning multi-media & online training service	U.K.	100%	100%	100%
ELL Technologies Worldwide Ltd.	English language learning multi-media & online training service	Barbados	100%	-	-
Speak2Me Inc.	Free English language learning online service	Canada	100%	100%	100%
Parlo Corporation	Fee-based online English language learning training and assessment service	Canada	100%	100%	100%

4.D.      Property and Equipment

The Company’s executive offices are located in rented premises of approximately 4,270 sq. ft. at 151 Bloor Street West, Suite 703, Toronto, Ontario, M5S 1S4 Canada. The Company began occupying these facilities, through its subsidiary Lingo Learning Inc. in March 2006.

The Company’s Beijing representative offices are located in rented premises of approximately 2,174 sq. ft. at #55 Middle Road East Third Ring, Tower B, Fuli Twins Tower, Suite 1805, Chaoyang District Beijing, China, 100022

The Company has office equipment, furniture and computer equipment located in these offices and for the fiscal years ended December 31, 2016, 2015, 2014, 2013, and 2012, they have a net carrying value of $27,488, $28,879, $24,806, $31,926, and $38,356, respectively.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended December 31, 2016, December 31, 2015, and December 31, 2014 should be read in conjunction with the consolidated financial statements of the Company and the notes thereon.

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

Basis of Consolidation

The consolidated financial statements comprise the financial statements of the Company and its wholly owned subsidiaries controlled by the Company (the “Group”) as at December 31, 2016. Control exists when the Company is exposed to, or has the rights to variable returns from its involvement with the entity and has the ability to affect these returns through its power over the entity.

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

Information about critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

●	Determination of functional currency

●	Determination of allowance for doubtful accounts

●	Determination of the recoverability of the carrying value of intangibles and goodwill

●	Recognition of internally developed intangibles

●	Determination and recognition of long-term revenue contracts

●	Recognition of government grant and grant receivable

●	Recognition of deferred tax assets

●	Valuation of share-based payments

●	Recognition of provisions and contingent liabilities

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

The Company does not recognize non-monetary revenues until the service received is exchanged and the amount can be reliably estimated. Non-monetary revenues are measured at the fair value of services received.

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

Property and Equipment

Property and equipment are initially recorded at cost. Depreciation is provided using methods outlined below at rates intended to amortize the cost of assets over their estimated useful lives.

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

The Company measures goodwill as the fair value of the consideration transferred including the recognized amount of any non-controlling interest in the venture, less the net recognized amount (fair value) of the identifiable assets acquired and liabilities assumed, all measured as of the acquisition date. When the excess is negative, a bargain purchase gain is recognized immediately in net profit.

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

Government Grants

The Company receives government grants based on certain eligibility criteria for book publishing industry development in Canada. These government grants are recognized quarterly and are recorded as a reduction of general and administrative expenses to offset direct costs funded by the grant during the period in which the criteria to receive the grant is met. The Company records a liability for the repayment of the grants and a charge to operations in the period in which conditions arise that will cause the government grants to be repayable.

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

Foreign exchange gains or losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which in substance is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive income.

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

Warrants

From time to time, the Company may issue warrants as a means of raising capital. The Company values warrants using the Black-Scholes pricing model. Any transaction costs arising on the issue of warrants are recognized in equity as a reduction of the proceeds from warrants. In the event that warrants are exercised, the fair value of the warrants issued is reclassified from warrants to share capital. In the event that warrants expire unexercised, their value is transferred from warrants to share- based payment reserve.

Operating Results

Financial information for the year ended December 31, 2016, 2015, 2014 and 2013 was prepared in accordance with IFRS as issued by the IASB.

Fiscal Year Ended December 31, 2016 vs. Fiscal Year Ended December 31, 2015

Revenues from print-based English language learning for the year ended December 31, 2016 were $1,738,800 compared to $1,971,121 for fiscal 2015, a decrease of 12%. This decrease is due to foreign exchange fluctuations, a decrease in both the Chinese RMB and the Canadian Dollar vs. the US Dollar. Direct costs associated with publishing revenue are relatively modest and has been consistent throughout the years. The Company continues to maintain its relationship with Peoples’ Education Press and is investing in the development of its existing and new programs and marketing activities to maintain and increase its royalty revenues.

In 2016, Lingo Media generated $1,456,421 in online English language learning revenue as compared to $2,954,614 in 2015. This revenue decrease from online English Language Learning is a result of a delay in a large project becoming a reference site fore new customers in Latin America. The Company believe that once the SENA project goes “live” it will regain its sales momentum.

Selling, General and Administrative Costs

Selling, general and administrative expenses were $1,364,736 in fiscal 2016 compared to $1,059,703 for fiscal 2015. Selling, general and administrative expenses for the two segments are segregated below.

(i) Print-Based English Language Learning

Selling, general and administrative cost for print-based publishing increased from $721,947 in 2015 to $739,224 in 2016 due to the increase in sales, marketing and admin, travel, rent and professional fees offset against a reduction in consulting fees & salaries and an increase in government grants. The following is a breakdown of selling, general and administrative costs directly related to print-based English language learning:

For the Year Ended December 31	2016	2015
Sales, marketing & administration	$185,511	$140,305
Consulting fees & salaries	351,581	430,884
Travel	81,485	69,820
Premises	126,632	104,139
Corporate development	158,922	140,112
Professional fees	64,787	48,416
Less: Grants	(229,694)	(211,729)
	$739,224	$721,947

(ii) Online English Language Learning

Selling, general and administrative costs related to online English language learning was $625,512 for the year compared to $337,756 in 2015. Selling, general and administrative costs for this business unit increased in 2016 as compared to 2015, which included an increase of sales, marketing and admin expenses, consulting fees & salaries and travel expenses.

For the Year Ended December 31	2016	2015
Sales, marketing & administration	$29,001	$(52,719)
Consulting fees and salaries	312,329	46,840
Travel	57,917	13,328
Premises	48,000	48,000
Corporate development	133,613	208,923
Professional fees	44,652	73,384
	$625,512	$337,756

Total Selling and Administrative Expenses	$1,364,736	$1,059,703

Government Grants

Lingo Media makes applications to the Canadian government for various types of grants to support its publishing and international marketing activities. Each year, the amount of any grant may vary depending on certain eligibility criteria (including prior year revenues) and the monies available to and the number of eligible candidates. These government grants are recorded as a reduction of general and administrative expenses to offset direct costs funded by the grant. During the year, the Company recorded $229,694 of such grants.

One government grant for the print-based English language learning segment is repayable in the event that the segment’s annual net income before tax for the current year and the previous two years exceeds 15% of revenue. During 2016 and 2015, the conditions for the repayment of grants did not arise and no liability was recorded.

One grant, relating to the Company’s “Development of Comprehensive, Interactive Phonetic English Learning Solution” project, is repayable semi-annually at a royalty rate of 2.5% per year’s gross sales derived from this project until 100% of the grant is repaid. No royalty was paid in 2016, 2015 or 2014 as no sales were generated from this project.

While the Company will continue to apply for various government grants to fund its ongoing development and market expansion, there can be no assurance the Company will be successful in obtaining these grants in the future or that the Company will meet the eligibility requirements for the grants or that the grant programs will continue to be offered.

Segmented Information

Total comprehensive income for the Company was $124,420 for the year ended December 31, 2016 as compared to a total comprehensive income of $2,374,699 in 2015. These gains can be attributed to the two operating segments and other financial costs as shown below:

Online English Language Learning	2016	2015
Revenue	$1,456,421	$2,954,614
Expenses:
Direct costs	167,597	276,049
Selling, general & administrative	625,512	337,756
Amortization of property & equipment	682	3,012
Amortization of development costs	1,003,485	721,720
Income taxes and other taxes	805	85
	1,798,081	1,338,622
Segmented Income (Loss) - Online English Language Learning	$(341,660)	$1,615,992
Print-Based English Language Learning	2016	2015
Revenue	$1,738,800	$1,971,121
Expenses:
Direct costs	217,787	106,822
Selling, general & administrative	739,224	721,947
Amortization of property & equipment	6,615	5,567
Income taxes and other taxes	186,900	310,204
	1,150,526	1,144,540
Segmented Income – Print-Based English Language Learning	$588,274	$826,581
Total Segmented Profit	$246,614	$2,442,573

Other	2016	2015
Foreign exchange	$(146,500)	$399,314
Interest and other financial expenses	(35,768)	(158,792)
Share-based compensation	-	(151,038)
Other comprehensive loss	60,173	(157,358)
	(122,194)	(67,874)
Total Comprehensive Income	$124,420	$2,374,699

During the year ended December 31, 2016, the Company continued to invest in product development and redesigned its fee-based online training and assessment service. The majority of its expenses consist of selling, general and administrative expenses detailed in the selling, general and administrative section above. The loss decreased as a result of decreased expenditures related to cost rationalization, and reduced financial expenses and share-based compensation.

Share-Based Payments

The Company amortizes share-based payments with a corresponding increase to the contributed surplus account. During 2016, the Company recorded an expense of nil compared to $151,038 during 2015.

Foreign Exchange

The Company recorded foreign exchange loss in 2016 of $ 146,599 as compared to a gain of $399,314 in fiscal 2015, relating to the Company's currency risk through its activities denominated in foreign currencies as the Company is exposed to foreign exchange risk as a significant portion of its revenue and expenses are denominated in Chinese Renminbi and US Dollars.

Income Tax Expense

The Company recorded a tax expense of $187,705 for the year ended December 31, 2016 compared to a tax expense of $310,289 in 2015. This tax is a withholding tax paid on revenues earned in China and repatriated outside of China.

Net Profit for the Year

The Company reported a net profit of $64,247 for the year as compared to $2,532,057 in 2015. The reduction in net profit is attributed to a decrease in sales in Online ELL Division. The earnings per shares are $0.00 per share (basic) and $0.00 per share (fully diluted).

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

Segmented Information

Total comprehensive income for the Company was $2,374,699 for the year ended December 31, 2015 as compared to a total comprehensive income of $107,406 in 2014. These gains can be attributed to the two operating segments and other financial costs as shown below:

Online English Language Learning	2015	2014
Revenue	$2,954,614	$831,650
Expenses:
Direct costs	276,049	286,945
Selling, general & administrative	337,756	307,361
Amortization of property & equipment	3,012	3,253
Amortization of development costs	721,720	582,857
Income taxes and other taxes	85	399
	1,338,622	1,180,815
Segmented Income (Loss) - Online English Language Learning	$1,615,992	$(349,165)

Print-Based English Language Learning	2015	2014
Revenue	$1,971,121	$1,680,814
Expenses:
Direct costs	106,822	95,649
Selling, general & administrative	721,947	642,868
Amortization of property & equipment	5,567	4,133
Income taxes and other taxes	310,204	268,720
	1,144,540	1,011,370
Segmented Income – Print-Based English Language Learning	$826,581	$669,444

Total Segmented Profit	$2,442,573	$320,279

Other Financial Items	2015	2014
Foreign exchange	$399,314	$106,437
Interest and other financial expenses	(158,792)	(270,040)
Share-based compensation	(151,038)	(65,663)
Other comprehensive income	(157,358)	(36,607)
	(67,874)	(212,873)
Total Comprehensive Income (Loss)	$2,374,699	$107,406

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

5.B      Liquidity and Capital Resources

Financial information for the years ended December 31, 2016, 2015 and 2014 was prepared in accordance with IFRS as issued by the IASB.

As at December 31, 2016, the Company had cash of $84,303 as compared to $409,022 in 2015 and $477,001 in 2014. Accounts and grants receivable of $3,044,928 were outstanding at the end of 2015 as compared to $1,961,534 in 2015 and $849,344 in 2014. With 52% of its receivables from PEP and the balance due from ELL Technologies’ customers, the Company does not anticipate an effect on its liquidity. Total current assets amounted to $3,709,077 (2015 - $2,858,710, 2014 - $1,411,416) with current liabilities of $731,159 (2015 - $1,186,167, 2014 - $1,679,482) resulting in a working capital of $2,977,918 (2015 – $1,672,543, 2014 – $268,066).

5.C      Research and Development

During the years ended December 31, 2016, 2015 and 2014, respectively, the Company expended $1,798,687, $2,071,440, and $544,635 on intangibles, under the categories of “software and web development costs” and “content platform”. These expenditures in 2016, 2015, and 2014 were primarily directed at developing the ELL Technologies products for the international market.

5.D      Trend Information

Lingo Media believes that the global market trends in English language learning are strong and will continue to grow at a rapid pace. Developing countries around the world, specifically in Latin America and Asia are expanding their mandates for the teaching of English amongst students, young professionals and adults.

5.E      Off-Balance Sheet Arrangements

The Company has not entered into any off-balance sheet finance arrangements.

5.F      Tabular disclosure of contractual obligations

The Company has future minimum lease payments under operating leases for premises and equipment as follows:

2017	$219,425
2018	203,979
2019	205,486
2020	205,486
2021	36,134

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.      Directors and Senior Management

Table No. 6

Directors and Senior Management

April 30, 2016

Name	Position	Age	Date of Election/ Appointment
Michael P. Kraft	President/CEO/Director	53	November 1996
Khurram Qureshi	CFO/Secretary/Treasurer	54	April 1997/December 2011
Gali Bar-Ziv	COO	45	June 2009
Jerry Grafstein	Director	82	September 2010
Tommy Weibing Gong	Director	49	September 2010
Martin Bernholtz	Director	54	August 2013

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

Summary Compensation Table

Name and principal position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($)(2)	Non-equity incentive plan compensation		Pension Value ($)	All other compensation ($)(1)	Total compensation ($)
					Annual incentive plans	Long-term incentive plans(3)
Michael P. Kraft President, Chief Executive Officer and Director	2016 2015 2014	120,000 132,500 150,000	Nil Nil Nil	Nil Nil 14,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	134,198 24,191 24,287	254,198 156,691 188,287

Gali Bar-Ziv Chief Operating Officer	2016 2015 2014	150,000 139,500 120,000	Nil Nil Nil	Nil Nil 42,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	42,898 94,167 15,359	192,898 233,667 180,764

Khurram Qureshi Chief Financial Officer	2016 2015 2014	60,000 60,000 60,000	Nil Nil Nil	Nil Nil 14,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	7,500 Nil Nil	67,500 60,000 74,000

Notes:

(1)

Perquisites and other personal benefits, securities or property that do not in the aggregate exceed the lesser of $10,000 and 10% of the total of the annual salary and bonus for any NEO for the financial year, if any, are not disclosed.

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

Gali Bar-Ziv

1.

The Consultant may terminate the Bar-Ziv Consulting Agreement upon ninety (90) days written notice to the Company and the Company shall pay to the Consultant, all amounts due and owing up to the effective date of termination. The Consultant may also terminate the Bar-Ziv Consulting Agreement for the following reasons: (i) a material change in the position, duties and responsibilities of the Consultant; (ii) the Consultant ceases to be a senior officer of the Company; (iii) any material reduction in the compensation payable to the Consultant in accordance with the terms of the Bar-Ziv Consulting Agreement; and (iv) the Company's head office being located more than 50 kilometres from its current location and the Consultant's current residence ("Good Cause"). If the Consultant terminates the Bar-Ziv Consulting Agreement for Good Cause the Company shall pay to the Consultant, all amounts due and owing up to the effective date of termination and a settlement amount equal to six (6) months of compensation at the rate of compensation payable to the Consultant immediately prior to the effective date of termination.

1.

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

Other Compensation

No Executive Officer/Director received “other compensation” in excess of the lesser of US$10,000 or 10% of such officer's cash compensation, and all Executive Officers/Directors as a group did not receive other compensation which exceeded US$10,000 times the number of persons in the group or 10% of the compensation.

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

The Audit Committee assists the Board in its oversight of: (i) the integrity of the financial reporting of the Company; (ii) the independence and performance of the Company's external auditors; and (iii) the Company's compliance with legal and regulatory requirements. The members of the Audit Committee during the past fiscal year were Martin Bernholtz (Chairman), Scott Remborg, and Michael Kraft, Messrs. Bernholtz and Remborg being independent as defined in the Guidelines. Following the 2016 shareholder meeting, the Committee was comprised of Martin Bernholtz (Chairman), Jerry Grafstein, and Michael Kraft, with Messrs. Bernholtz and Grafstein being independent as defined in the Guidelines. Scott Remborg did not stand for re-election during Annual Special Meeting of 2016.

The Compensation Committee assists the Board in fulfilling its obligations relating to human resource and compensation matters of the Company and its subsidiaries and to establish a plan for the continuity and development of senior management. The members of the Compensation Committee during the past fiscal year were Martin Bernholtz (Chairman), Jerry Grafstein, and Tommy Gong, all being independent as defined in the Guidelines. Following the 2016 shareholder meeting, the Committee was comprised of Martin Bernholtz (Chairman), Jerry Grafstein, and Tommy Weibing Gong, all being independent as defined in the Guidelines.

The Corporate Governance and Nominating Committee assists the Board by: (i) developing, reviewing and planning the Company's approach to corporate governance issues, including developing a set of corporate governance principles and guidelines specifically applicable to the Company; (ii) identifying and recommending to the Board potential new nominees to the Board; (iii) monitoring management's succession plan for the Chief Executive Officer (the "CEO") and other senior management; and (iv) overseeing enforcement of and compliance with the Company's proposed Code of Business Conduct. The members of the Corporate Governance Committee during the past fiscal year were Messrs. Grafstein (Chairman), Remborg and Kraft, Messrs. Grafstein and Remborg being independent directors as defined in the Guidelines. Following the 2016 shareholder meeting, the Committee was comprised of Grafstein (Chairman), Bernholtz, and Michael Kraft, with Messrs. Grafstein and Bernholtz being independent as defined in the Guidelines.

6.E.      Share Ownership

Table No. 7 lists, as of April 30, 2017, Directors and Executive Officers who beneficially own the Company's voting securities and the amount of the Company's voting securities owned by the Directors and Executive Officers as a group. Table No. 7 includes all persons/companies where the Company is aware that they have 5% or greater beneficial interest in the Company’s securities.

Table No. 7

Shareholdings of Directors and Executive Officers

Shareholdings of 5% Shareholders

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percent of Class

Common	Michael P. Kraft(2)(3)(4)	3,380,009(5)	9.51%
Common	Khurram Qureshi	109,065 (6)	*
Common	Gali Bar-Ziv	242,864(7)	*
Common	Martin Bernholtz (2)(3)(4)	230,000(8)	*
Common	Tommy Gong(3)	[nil](10)	*
Common	Jerry Grafstein(2)(3)(4)	800,000(11)	2.25%
Common	Global Telecom Holding SAE	2,857,143(12)	8.04%
As a group (8 parties)		7,619,081	21.44%

* Less than 1%.

(1)	The information as to voting securities beneficially owned,controlled or directed, not being within the knowledge of the Company, has been furnished by the respective individuals.

(2)	Member of the Audit Committee.

(3)	Member of the Compensation Committee.

(4)	Member of the Corporate Governance and Nominating Committee.

(5)

Of such shares, 95,636 are held in Mr. Kraft's RRSP, and 2,095,012 are held by Buckingham Group Limited, a company controlled by Mr. Kraft. Mr. Kraft also holds options and to purchase up to an additional 300,000 common shares of the Company.

(6)	Of such shares, 7,750 are held in Mr. Qureshi’s RRSP. Mr. Qureshi also holds options to purchase up to 200,000 common shares of the Company.

(7)

Of such shares, 2,000 are held in Mr. Bar-Ziv's RRSP, and 240,864 are held by Busy Babies Inc., a company controlled by Mr. Bar-Ziv. Mr. Bar-Ziv also holds options to purchase up to an additional 400,000 common shares of the Company.

(8)

Of such shares, 100,000 are held by Accretive Capital Corp, a company controlled by Mr. Bernholtz. Mr. Bernholtz also holds options to purchase up to an additional 277,500 common shares of the Company.

(9)	Of such shares, 3,428 are held in Mr. Remborg's RRSP account. Mr. Remborg also holds options to purchase up to an additional 177,500 common shares of the Company.

(10)	Tommy Gong holds options to purchase up to 202,500 common shares of the Company.

(11)

Of such shares, 800,000 are held by New Court Corporation, a company controlled by Mr. Grafstein. New Court Corporation also holds options to purchase up to an additional 242,500 common shares of the Company.

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

As of the date hereof, options to purchase an aggregate of 2,045,835 common shares are outstanding under the Stock Option Plan.

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in the Table below as of April 30, 2017, as well as the number of options granted to Directors and officers as a group.

Stock Options Outstanding

Expressed in Canadian Dollars

	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date

Michael P. Kraft President, Chief Executive Officer and Director	300,000	0.24	November 26, 2017
Gali Bar-Ziv Chief Operating Officer	300,000 100,000	0.14 0.24	November 17, 2017 November 26, 2017
Khurram Qureshi Chief Financial Officer	100,000 100,000	0.14 0.24	November 17, 2017 November 26, 2017
Jerry Grafstein Director	80,000 80,000 82,500	0.14 0.13 0.24	November 17, 2017 September 9, 2017 November 26, 2017
Tommy Weibing Gong Director	70,000 70,000 62,500	0.14 0.13 0.24	November 17, 2017 September 9, 2017 November 26, 2017
Martin Bernholtz Director	120,000 120,000 37,500	0.14 0.13 0.24	November 17, 2017 September 9, 2017 November 26, 2017

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.         Major Shareholders

7.A.1.a.   Holdings By Major Shareholders

Refer to ITEM #6.E.

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings

None.

7.A.1.c.  Different Voting Rights

None.

7.A.2.     Canadian Share Ownership

As of April 30, 2017, the Company’s registered shareholders’ list showed 34,829,943 common shares outstanding with 46 registered shareholders, with 31,424,733 shares owned by 36 shareholders residing in Canada, 383,909 shares owned by 4 registered shareholders in US and 3,021,301 shares owned by 6 foreign registered shareholders.

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

(a)	The Company charged $33,020 (2015 - $8,000, 2014 - $nil) to corporations with one director in common for rent, administration, office charges and telecommunications.

(b)

Key management compensation was $480,577 (2015 – $424,111, 2014 - $361,405) and is reflected as management fees and commissions paid to corporations owned by a director and officers of the Company, of which, $Nil (2015 -$241,331, 2014 - $385,566) is unpaid and included in accounts payable and accrued liabilities. Options granted to key management during the year are $Nil (2015 - $Nil, 2014 - $36,050). Directors and officers exercised 177,500 options with a fair value of $34,100.

(c)

At the year end, the Company had loans payable bearing interest at 8% per annum due to corporations controlled by directors and officers of the Company in the amount of $50,000 (2015 - $480,000, 2014 - $480,000). Interest expense related to these loans is $351 (2015 - $43,200, 2014 - $43,200).

Other than as disclosed above, there have been no transactions since December 31, 2016 or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest. Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

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

Audited Financial Statements for Fiscal 2016 and Fiscal 2015

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

Table No. 9

TSX Venture Exchange

Common Shares Trading Activity

Period		Sales -- Canadian Dollars
Ended	Volume	High	Low	Close
Monthly
March 2017	3,060,000	0.395	0.215	0.375
February 2017	2,650,000	0.295	0.190	0.245
January 2017	1,230,000	0.230	0.1985	0.205
December 2016	2,850,000	0.240	0.195	0.225
November 2016	6,220,000	0.425	0.185	0.185
October 2016	1,460,000	0.540	0.385	0.435
September 2016	1,750,000	0.60	0.380	0.54
August 2016	2,760,000	0.66	0.425	0.445
July 2016	1,570,000	0.58	0.455	0.54
June 2016	1,550,000	0.77	0.45	0.57
May 2016	4,310,000	0.98	0.67	0.72
April 2016	7,990,000	1.19	0.85	0.99

Yearly
12/31/2016	35,450,000	1.19	0.185	0.225
12/31/2015	26,356,600	0.94	0.1	0.93
12/31/2014	1,887,900	0.25	0.07	0.11
12/31/2013	2,395,000	0.27	0.08	0.11
12/31/2012	2,435,000	0.45	0.16	0.27

Quarterly
3/31/2017	6,940,000	0.395	0.19	0.375
12/31/2016	10,530,000	0.54	0.185	0.225
9/30/2016	6,080,000	0.66	0.38	0.54
6/30/2016	13,850,000	1.19	0.45	0.57
3/31/2016	4,990,700	0.97	0.61	0.86
12/31/2015	12,823,300	0.94	0.37	0.93
9/30/2015	11,956,000	0.60	0.22	0.38
6/30/2015	1,086,300	0.26	0.10	0.26
3/31/2015	491,000	0.16	0.10	0.10
12/31/2014	340,400	0.15	0.10	0.11
9/30/2014	342,200	0.17	0.11	0.13
6/30/2014	559,000	0.25	0.12	0.17

The Company's shares became quoted for trading on the OTCQB Marketplace on January 22, 2014.

Table No.10 lists the volume of trading and high, low and closing sales prices on the OTCQB Marketplace for the Company's common shares for the last 12 months, the last twelve fiscal quarters; and the last five fiscal years.

Table No. 10

OTCQB Marketplace

Common Shares Trading Activity

Period		Sales -- US Dollars
Ended	Volume	High	Low	Close
Monthly
March 2017	-	0.258	0.14	0.253
February 2017	-	0.156	0.129	0.147
January 2017	-	0.157	0.136	0.136
December 2016	-	0.161	0.139	0.141
November 2016	30,800	0.289	0.126	0.126
October 2016	16,930	0.34	0.267	0.289
September 2016	-	0.314	0.239	0.314
August 2016	-	0.409	0.282	0.282
July 2016	-	0.368	0.312	0.324
June 2016	-	0.487	0.367	0.367
May 2016	-	0.654	0.459	0.498
April 2016	5,000	0.759	0.555	0.759

Yearly
12/31/2016	52,730	0.759	0.126	0.253
12/31/2015	1,551,800	0.67	0.09	0.67
12/31/2014	18,400	0.12	0.08	0.12
12/31/2013	29,600	0.26	0.07	0.10
12/31/2012	97,200	0.37	0.23	0.26

Quarterly
3/31/2017	-	0.258	0.129	0.253
12/31/2016	47,730	0.34	0.126	0.141
9/30/2016	-	0.409	0.239	0.314
6/30/2016	5,000	0.759	0.367	0.367
03/31/2016	207,500	0.7	0.43	0.56
12/31/2015	866,100	0.67	0.29	0.67
09/30/2015	602,500	0.34	0.17	0.28
06/30/2015	83,200	0.2	0.19	0.19
03/31/2015	0	0.12	0.12	0.12
12/31/2014	900	0.12	0.11	0.12
09/30/2014	300	0.12	0.11	0.11
06/30/2014	3,500	0.12	0.08	0.12

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

Borrowing Powers of Directors, By-Laws - Section 3.10

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

A 10% strengthening of the US dollars against Canadian dollars would have increased the net equity by approximately $294,858 (2015 - $228,000) due to reduction in the value of net liability balance. A 10% of weakening of the US dollar against Canadian dollar at December 31, 2016 would have had the equal but opposite effect. The significant financial instruments of the Company, their carrying values and the exposure to other denominated monetary assets and liabilities, as of December 31, 2016 are as follows:

	US Denominated	Euro Denominated	Great Britain Denominated
	USD	Euro	GBP
Cash	17,702	1,786	-
Accounts receivable	2,247,036	-	-
Accounts payable	88,235	-	-

The carrying values and the exposure to other denominated monetary assets and liabilities as of December 31, 2015 are as follows:

	US Denominated	China Denominated	Euro Denominated
	USD	RMB	Euro
Cash	367,138	4,574	-
Accounts receivable	1,346,490	-	-
Accounts payable	64,298	-	3,960

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

	RMB	USD	USD	USD	USD
		At 12/31/2016	+0.05	+0.10	+0.15
Year-end Exchange Rate For 1 RMB to USD		0.1440	0.1512	0.1584	0.1656
Annual Revenue from China	9,237,568	1,330,210	1,396,720	1,463,231	1,529,741
Accounts Receivable	7,761,358	1,117,636	1,173,517	1,229,399	1,285,281

	USD	CAD	CAD	CAD	CAD
		Year 2016	+0.05	+0.10	+0.15
Average Annual Exchange Rate for 1 USD to CAD		1.3254	1.3917	1.4579	1.5242
Annual Revenue from China	1,565,088	2,074,367	2,178,085	2,281,804	2,385,522

	USD	CAD	CAD	CAD	CAD
		At 12/31/2016	+0.05	+0.10	+0.15
Year-end Exchange Rate for 1 USD to CAD		1.3348	1.4015	1.4683	1.5350
Cash	17,652	23,562	24,740	25,918	27,096
Accounts Receivable	2,267,036	3,026,040	3,177,342	3,328,644	3,479,946
Accounts Payable	88,352	117,932	123,829	129,725	135,622

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

Recent Accounting Pronouncements

The following pronouncements issued by the IASB and interpretations published by IFRIC will become effective for annual periods beginning on or after January 1, 2017

Effective for Periods Beginning on or after January 1, 2018

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

Effective for Periods Beginning on or after January 1, 2019

IFRS 16, Leases replaces IAS 17, Leases and related interpretations. The core principle is that a lessee recognizes assets and liabilities for all leases with a lease term of more than 12 months. A lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. Assets and liabilities arising from a lease are initially measured on a present value basis. The measurement includes non-cancellable lease payments (including inflation-linked payments), and also includes payments to be made in optional periods if the lessee is reasonably certain to exercise an option to extend the lease, or not to exercise an option to terminate the lease. The new standard is intended to provide a faithful representation of leasing transactions, in particular those that do not currently require the lessees to recognize an asset and liability arising from an operating lease. IFRS 16 is effective for annual periods beginning on January 1, 2019, with early adoption permitted for entities that would also apply IFRS 15, Revenue from Contracts with Customers.15.B.    The Company has not yet completed its evaluations of the effect of adopting the above standards and the impact it may have on its consolidated financial statements.

ITEM 16.         RESERVED

ITEM 16A.      AUDIT COMMITTEE FINANCIAL EXPERT

During the past fiscal year, the members of the audit committee (the "Audit Committee") were Martin Bernholtz ("Chairman"), Jerry Grafstein and Michael Kraft, of whom Martin Bernholtz and Jerry Grafstein are independent. Martin Bernholtz is an audit committee financial expert. Tommy Gong was succeeded as Chairman by Martin Bernholtz in August 2013. Each member of the Audit Committee is financially literate as defined by MI 52-110.

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

ITEM 16B.      CODE OF ETHICS

The Company has adopted a “Code of Conduct”, the text of such code is available through its internet website, www.lingomedia.com .

ITEM 16C.      PRINCIPAL ACCOUNTANT FEES AND SERVICES

Nature of Services	Fees Paid to Auditor Year-ended December 31, 2016	Fees Paid to Auditor Year-ended December 31, 2015	Fees Paid to Auditor Year-ended December 31, 2014
Audit Fees(1)	$84,370	$66,543	$77,864
Audit-Related Fees(2)	7,800	7,800	9,029
Tax Fees(3)	9,414	2,000	Nil
All Other Fees(4)	Nil	Nil	Nil
Total	$101,584	$76,343	$93,644

Notes:

(14)     (1)     "Audit Fees" include fees necessary to perform the annual audit and any quarterly reviews of the Company's financial statements

(15)     (2)     "Audit-Related Fees" include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(16)     (3)     "Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities

(17)     (4)     "All Other Fees" include all other non-audit services

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

Audited Financial Statements

Auditor's Report, dated May 1, 2017

Consolidated Balance Sheets at December 31, 2016 and December 31, 2015

Consolidated Statements of Comprehensive Income

for the years ended December 31, 2016, 2015, and 2014

Consolidated Statements of Changes in Equity

for the years ended December 31, 2016, 2015, and 2014

Consolidated Statements of Cash Flows

for the years ended December 31, 2016, 2015, and 2014

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

LINGO MEDIA CORPORATION

By:	/s/ Michael P. Kraft

Michael P. Kraft
President and Chief Executive Officer

By:	/s/ Khurram R. Qureshi

Khurram R. Qureshi
Chief Financial Officer
May 15, 2017

LINGO MEDIA CORPORATION

Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

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

May 1, 2017

/s/ Michael Kraft	/s/ Khurram Qureshi
President & CEO	Chief Financial Officer

INDEPENDENT AUDITORS' REPORT

To the Shareholders of Lingo Media Corporation

We have audited the accompanying consolidated financial statements of Lingo Media Corporation and its subsidiaries, which comprise the consolidated balance sheets as at December 31, 2016 and December 31, 2015 and the consolidated statements of comprehensive income, changes in equity and cash flows for the years ended and December 31, 2016, December 31, 2015 and December 31, 2014 a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversignt Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Lingo Media Corporation and its subsidiaries, as at December 31, 2016 and December 31, 2015, and its financial performance and its cash flows for the years ended December 31, 2016, December 31, 2015 and December 31, 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Chartered Professional Accountants

Licensed Public AccountantsChartered Accountants

May 1, 2017

Toronto, Ontario

3

LINGO MEDIA CORPORATION

Consolidated Financial Statements

As at December 31, 2016 and December 31, 2015

LINGO MEDIA CORPORATION

Consolidated Balance Sheets

(Expressed in Canadian Dollars, unless otherwise stated)

As at December 31, 2016 and December 31, 2015

	Notes	December 31, 2016	December 31, 2015
ASSETS

Current Assets

Cash		$84,303	$409,022
Accounts and grants receivable	6	3,044,928	1,961,534
Prepaid and other receivables		579,846	488,154
		3,709,077	2,858,710
Non-Current Assets

Long-term deposit		300,000	-
Property and equipment	7	27,488	28,879
Intangibles	8	3,000,009	2,205,744
Goodwill		139,618	139,618
TOTAL ASSETS		$7,176,192	$5,232,951

LIABILITIES AND EQUITY

Current Liabilities

Accounts payable		273,750	250,973
Accrued liabilities		249,736	355,194
Lease inducement		57,673	-
Loans payable	9	150,000	580,000
		731,159	1,186,167
Equity

Share capital	10	21,914,722	18,927,388
Share-based payment reserve	11	3,421,165	2,695,038
Warrants	12	-	1,439,632
Accumulated other comprehensive income		(302,037)	(362,210)
Deficit		(18,588,817)	(18,653,064)
TOTAL EQUITY		6,445,033	4,046,784
TOTAL LIABILITIES AND EQUITY		$7,176,192	$5,232,951
Commitments and contingency	20

The accompanying notes are an integral part of these consolidated financial statements.

These consolidated financial statements are authorized for issue by the Board of Directors on April 28, 2017.

/s/ Michael Kraft	/s/ Martin Bernholtz
Director	Director

LINGO MEDIA CORPORATION

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2016, 2015 and 2014 (Expressed in Canadian Dollars, unless otherwise stated)

	Notes	2016	2015	2014
Revenue		$3,195,221	$4,925,735	$2,512,464
Expenses
Selling, general and administrative		1,364,736	1,059,703	950,229
Amortization – intangibles	8	1,003,485	721,720	582,857
Direct costs		385,384	382,871	382,593
Share-based payments	11	-	151,038	65,663
Depreciation – property and equipment	7	7,297	8,579	7,386
Total Expenses		2,760,902	2,323,911	1,988,728
Profit from Operations		434,319	2,601,824	523,736
Net Finance Charges
Interest expense		35,768	158,792	217,040
Foreign exchange loss (gain)		146,599	(399,314)	(106,437)
Profit Before Income Tax		251,952	2,842,346	413,133

	14	187,705	310,289	269,119
		64,247	$2,532,057	$144,014
Income tax expense
Net Profit for the Year
Other Comprehensive Income

Items that maybe subsequently transferred to net profit (loss) exchange differences on translating foreign operations gain (loss)		60,173	(157,358)	(36,607)
Total Comprehensive Income		$124,420	$2,374,699	$107,407
Earnings per Share
Basic	13	$0.00	$0.10	$0.01
Diluted	13	$0.00	$0.09	$0.01
Weighted Average Number of Common Shares Outstanding
Basic	13	33,987,383	26,288,889	21,986,300
Diluted	13	34,951,693	29,083,740	21,986,300

The accompanying notes are an integral part of these consolidated financial statements.

LINGO MEDIA CORPORATION

Consolidated Statements of Changes in Equity

For the years ended December 31, 2016, 2015 and 2014

(Expressed in Canadian Dollars, unless otherwise stated)

	Issued Share Capital (Note 10)		Share-Based Payment Reserve	Warrants	Accumulated Other Comprehensive Income	Deficit	Total Equity
	Number of common shares	Amount
Balance as at January 1, 2014	21,779,177	$18,102,347	$2,512,717	$1,132,685	$(168,245)	$(21,068,617)	$510,887
Profit for the year	-	-	-		-	144,013	144,013
Other comprehensive loss	-	-	-		(36,607)	-	(36,607)
Warrants extension	-	-	-	260,517	-	(260,517)	-
Issued shares – as financing cost against loan payable	600,000	60,000	-	-	-	-	60,000
Share-based payments charged	-	-	65,663	-	-	-	65,663
Balance as at December 31, 2014	22,379,177	$18,162,347	$2,578,380	1,393,202	$(204,852)	$(21,185,121)	$743,956
Profit for the year	-	-	-	-	-	2,532,057	2,532,057
Other comprehensive loss	-	-	-	-	(157,358)	-	(157,358)
Private Placement	5,000,000	500,000	-	-	-	-	500,000
Warrants issuance (Note 10(b))	-	(70,230)	-	70,230	-	-	-
Warrants exercise	1,700,000	236,300	-	(23,800)	-	-	212,500
Stock option exercise	439,166	98,971	(34,380)	-	-	-	64,591
Share-based payment charged to operations	-	-	151,038	-	-	-	151,038
Balance as at December 31, 2015	29,518,343	$18,927,388	$2,695,038	$1,439,632	$(362,210)	$(18,653,064)	$4,046,784
Profit for the year						64,247	64,247
Other comprehensive loss					60,173		60,173
Warrant exercise (note 10 (d))	5,711,683	2,904,840		(683,578)			2,221,262
Expired Warrant			756,054	(756,054)			-
Stock option exercise (note 10 (c))	299,106	82,494	(29,927)				52,567
Balance as at December 31, 2016	35,529,162	$21,914,722	$3,421,165	$-	$(302,037)	$(18,588,817)	$6,445,033

No preference shares were issued at December 31, 2016, 2015 and 2014.

The accompanying notes are an integral part of these consolidated financial statements.

LINGO MEDIA CORPORATION

Consolidated Statements of Cash Flows

For the years ended December 31, 2016, 2015 and 2014

(Expressed in Canadian Dollars, unless otherwise stated)

	2016	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES
Net Profit for the Year	$64,247	$2,532,057	$144,013
Adjustments to Net Profit for Non-Cash Items:
Amortization – intangibles	1,003,485	721,720	582,857
Share-based payments	-	151,038	65,663
Unrealized foreign exchange loss (gain)	61,166	(166,109)	(44,035)
Interest accretion	-	41,167	79,288
Lease inducement	57,673	-	-
Depreciation - property and equipment	7,297	8,579	7,386
Loss on disposition of property and equipment	2,670	954	7,773
Operating Profit before Working Capital Changes	1,196,538	3,289,406	842,945
Working Capital Adjustments:
(Increase) / Decrease in accounts and grants receivable	(1,083,394)	(1,112,190)	154,096
(Increase) / Decrease in prepaid and other receivables	(91,692)	(403,083)	(451)
Increase / (Decrease) in accounts payable	22,777	100,339	(131,681)
Increase / (Decrease) in accrued liabilities	(105,458)	(334,821)	88,172
Cash (Used in) Generated from Operating Activities	(61,229)	1,539,651	953,081
Long-term deposit	(300,000)	-	-
Expenditures on software, web development and content development costs	(1,798,687)	(2,071,440)	(544,635)
Purchase of property and equipment	(8,632)	(13,281)	(9,536)
Cash Used in Investing Activities	(2,107,319)	(2,084,721)	(554,171)
CASH FLOWS FROM FINANCING ACTIVITIES
Share capital issued	-	500,000	-
Proceeds from stock option exercise	52,567	64,591	-
Proceeds from warrant exercise	2,221,262	212,500	-
Proceeds from loans	150,000	90,000	-
Repayment of loan payable	(580,000)	(390,000)	-
Cash Generated from Financing Activities	1,843,829	477,091	-
NET INCREASE (DECREASE) IN CASH	(324,719)	(67,979)	398,910
Cash at the Beginning of the Year	409,022	477,001	78,091
Cash at the End of the Year	$84,303	$409,022	$477,001

Interest paid disclosed in Note 21.

The accompanying notes are an integral part of these consolidated financial statements.

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2016, 2015 and 2014

(Expressed in Canadian Dollars, unless otherwise stated)

1.	CORPORATE INFORMATION

Lingo Media Corporation (“Lingo Media” or the “Company”) is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of Ontario and its shares are listed on the TSX Venture Exchange and inter-listed on the OTCQB Marketplace. The consolidated financial statements of the Company as at and for the year ended December 31, 2016 comprise the Company and its wholly owned subsidiaries: Lingo Learning Inc., ELL Technologies Ltd., ELL Technologies Limited, ELL Technologies Worldwide Ltd., Speak2Me Inc., Parlo Corporation and Lingo Group Limited (the “Group”).

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

These consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”). These consolidated financial statements were authorized by the Board of Directors on May 1, 2017.

2.2	Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis except as provided in note 4. The comparative figures presented in these consolidated financial statements are in accordance with the same accounting policies.

2.3	Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its wholly owned subsidiaries controlled by the Company (the “Group”) as at December 31, 2016. Control exists when the Company is exposed to, or has the rights to variable returns from its involvement with the entity and has the ability to affect these returns through its power over the entity.

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

December 31, 2016, 2015 and 2014

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

Information about critical judgements and estimates in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

●	Determination of functional currency

●	Determination of allowance for doubtful accounts

●	Determination of the recoverability of the carrying value of intangibles and goodwill

●	Recognition of internally developed intangibles

●	Determination and recognition of long-term revenue contracts

●	Recognition of government grant and grant receivable

●	Recognition of deferred tax assets

●	Valuation of share-based payments

●	Recognition of provisions and contingent liabilities

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

4.1	Revenue recognition

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

The Company does not recognize non-monetary revenues until the service received is exchanged and the amount can be reliably estimated. Non-monetary revenues are measured at the fair value of services received.

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2016, 2015 and 2014

(Expressed in Canadian Dollars, unless otherwise stated)

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

4.2	Comprehensive income

Comprehensive income measures net profit for the period plus other comprehensive income. Other comprehensive income consists of changes in equity, such as changes to foreign currency translation adjustments of foreign operations during the period. Amounts reported as other comprehensive income are accumulated in a separate component of shareholders’ equity as accumulated other comprehensive income.

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

The Company measures goodwill as the fair value of the consideration transferred including the recognized amount of any non-controlling interest in the venture, less the net recognized amount (fair value) of the identifiable assets acquired and liabilities assumed, all measured as of the acquisition date. When the excess is negative, a bargain purchase gain is recognized immediately in net profit.

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2016, 2015 and 2014

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

The Company receives government grants based on certain eligibility criteria for book publishing industry development in Canada. These government grants are recognized quarterly and are recorded as a reduction of general and administrative expenses to offset direct costs funded by the grant during the period in which the criteria to receive the grant is met. The Company records a liability for the repayment of the grants and a charge to operations in the period in which conditions arise that will cause the government grants to be repayable.

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

December 31, 2016, 2015 and 2014

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

Foreign exchange gains or losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which in substance is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive income.

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

December 31, 2016, 2015 and 2014

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

Financial assets: FVTPL assets are subsequently measured at fair value with the change in the fair value recognized in net profit during the period.

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

December 31, 2016, 2015 and 2014

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

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2016, 2015 and 2014

(Expressed in Canadian Dollars, unless otherwise stated)

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

4.15	Warrants

From time to time, the Company may issue warrants as a means of raising capital.  The Company values warrants using the Black-Scholes pricing model.  Any transaction costs arising on the issue of warrants are recognized in equity as a reduction of the proceeds from warrants. In the event that warrants are exercised, the fair value of the warrants issued is reclassified from warrants to share capital.  In the event that warrants expire unexercised, their value is transferred from warrants to share-based payment reserve.

5.	RECENT ACCOUNTING PRONOUNCEMENTS

The following pronouncements issued by the IASB and interpretations published by IFRIC will become effective for annual periods beginning on or after January 1, 2017.

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

Effective for periods beginning on or after January 1, 2019

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

December 31, 2016, 2015 and 2014

(Expressed in Canadian Dollars, unless otherwise stated)

5.	RECENT ACCOUNTING PRONOUNCEMENTS (Cont’d)

Effective for periods beginning on or after January 1, 2019 (Cont’d)

The Company has not yet completed its evaluations of the effect of adopting the above standards and the impact it may have on its consolidated financial statements.

6.	ACCOUNTS AND GRANTS RECEIVABLE

	December 31, 2016	December 31, 2015
Trade receivable	$3,023,081	$1,941,261
Government grants receivable (Note 15)	21,847	20,273
	$3,044,928	$1,961,534

As at December 31, 2016, the Company had accounts receivable of $ 2,270,820 (2015 - $830,440) greater than 30 days overdue and not impaired.

7.	PROPERTY AND EQUIPMENT

Computer and office equipment

Cost, January 1, 2015	$173,679
Additions	13,281
Disposal	(5,000)
Effect of foreign exchange	6,461
Cost, December 31, 2015	$188,421
Additions	8,632
Disposal	(114,624)
Effect of foreign exchange	(1,716)
Cost, December 31, 2016	$80,713

Accumulated depreciation, January 1, 2015	$148,873
Charge for the year	8,579
Disposal	(4,046)
Effect of foreign exchange	6,136
Accumulated depreciation, December 31, 2015	$159,542
Charge for the year	7,297
Disposal	(117,294)
Effect of foreign exchange	3,680
Accumulated depreciation, December 31, 2016	$53,225

Net book value, December 31, 2015	$28,879
Net book value, December 31, 2016	$27,488

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2016, 2015 and 2014

(Expressed in Canadian Dollars, unless otherwise stated)

8.	INTANGIBLES

	Software and Web Development	Content Platform	Content Development	Total
Cost, January 1, 2015	$7,781,611	$1,477,112	$-	$9,258,723
Additions	782,945	-	1,288,495	2,071,440
Effect of foreign exchange	66,450	-	-	66,450
Cost, December 31, 2015	8,631,006	1,477,112	1,288,495	11,396,613
Additions	613,163	-	1,185,525	1,798,687
Effect of foreign exchange	(5,081)	-	-	(5,081)
Cost, December 31, 2016	$9,239,088	$1,477,112	$2,474,020	$13,190,219

	Software and Web Development	Content Platform	Content Development	Total
Accumulated amortization, January 1, 2015	$7,053,835	$1,357,290	$-	$8,411,125
Charge for the year	510,366	119,822	91,532	721,720
Effect of foreign exchange	58,024	-		58,024
Accumulated amortization, December 31, 2015	7,622,225	1,477,112	91,532	9,190,869
Charge for the year	611,865	-	391,620	1,003,485
Effect of foreign exchange	(4,144)	-	-	(4,144)
Accumulated amortization December 31, 2016	$8,229,946	$1,477,112	$483,152	$10,190,210
Net book value, December 31, 2015	$1,008,781	$-	$1,196,963	$2,205,744
Net book value, December 31, 2016	$1,009,142	$-	$1,990,867	$3,000,009

The Company began commercial production and sale of its services and products during 2009. In 2016, the Company continued to focus on the redesign and upgrade of its ELL Technologies’ suite of products and invested $1,798,687 (2015 - $2,071,440). The ELL Technologies’ suite of products includes five different products, each designed to suit the needs of different demographic groups. Although the full suite of product is not yet complete, the Company has started the commercial production and sale of three of these products.

9.	LOANS PAYABLE

	December 31, 2016	December 31, 2015
Loans payable, interest bearing at 9% per annum with monthly interest payments, secured by a general security agreement and due on May 9, 2016(i)	$-	$580,000
Loans payable, interest bearing at 8% per annum with monthly interest payments, due on April 30, 2017(ii)	150,000	-
	$150,000	$580,000

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2016, 2015 and 2014

(Expressed in Canadian Dollars, unless otherwise stated)

9.	LOANS PAYABLE (Cont’d)

(i)

The Company extended the term of the loan originally advanced on September 8, 2010, and extended for one-year terms on September 8, 2011, 2012, 2013 and 2014. On September 8, 2015, the loans were extended for a further eight-month term and due on May 9, 2016. These were repaid in April 2016.

(ii)	The Company received an unsecured bridge loan in December 2016. Included in loans payable are loans amounting to $50,000 (2015 – $480,000) to related parties as disclosed in Note 22.

10.	SHARE CAPITAL

a)	Authorized

Unlimited number of preference shares with no par value Unlimited number of common shares with no par value

b)	Common shares - Transactions:

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

On August 23, 2012, the expiry date of the Warrants was extended for additional 18 months to March 4, 2014 with all other conditions remaining the same. On February 21, 2014, the expiry date of the warrants was extended for an additional 2 years to March 4, 2016 with all other terms remaining consistent. During 2016, 600,000 warrants were exercised for $450,000, and the remaining expired on March 4, 2016.

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

(iii)

On August 23, 2012, the expiry date of the Warrants from the Second Financing was extended for an additional 18 months to May 11, 2014 with all other conditions remaining the same. Additionally, on February 21, 2014, the warrants were extended for an additional 2 years to May 11, 2016 with all other terms remaining consistent. During 2016, 1,811,683 warrants were exercised for $1,358,762, and the remaining expired on May 11, 2016.

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

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2016, 2015 and 2014

(Expressed in Canadian Dollars, unless otherwise stated)

10.	SHARE CAPITAL (Cont’d)

b)	Common shares - Transactions

(iv)

On April 17, 2015, Lingo Media closed a non-brokered private placement financing of 5,000,000 units at $0.10 per Unit for gross proceeds of $500,000. Each Unit is comprised of one common share in the capital of the Company and one common share purchase warrant. Each Warrant entitles the holder to purchase one Common Share at an exercise price of $0.125 per share until April 17, 2016. The securities issued pursuant to the Financing will be subject to a 4-month regulatory hold period commencing from April 17, 2015. One director of the Company participated in the private placement and subscribed to 400,000 Units for a total price of $40,000. During 2016, 3,300,000 warrants were exercised for $412,500, and the remaining expired on April 17, 2016.

c)	Stock options exercise

In 2016, 299,166 stock options were exercised. Each stock option entitled the holder to one common share of the Company at an exercise price of $0.13, $0.14, 0.24 and $0.66 for the gross proceeds of $52,567. These options have a grant date fair value of $0.0674, $0.0721, 0.1443 and $0.5174 respectively. The weighted average exercise price on the date of exercise of these options was $0.18.

d)	Warrants exercise

In 2016, 5,711,683 warrants were exercised. Each warrant entitled the holder to one common share of the Company at an exercise price of $0.125 and $0.75 for the gross proceeds of $2,221,262. These warrants have a grant date fair value of $0.014, $0.241 and $0.272. The weighted average exercise price on the date of exercise of these warrants was $0.39.

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

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2016, 2015 and 2014

(Expressed in Canadian Dollars, unless otherwise stated)

   11.       SHARE-BASED PAYMENTS (Cont’d)

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contract Life (Years)
Outstanding as at January 1, 2014	2,783,250	$0.48	2.53
Granted	1,590,0001,590,000	0.14	2.80
Forfeited	15,000	0.66	1.13
Expired	(600,750)	0.37	-
Outstanding as at January 1, 2015	3,767,500	$0.48	2.53
Granted	400,000	0.47	1.43
Forfeited	(100,833)	0.70	0.16
Expired	(25,000)	0.20	-
Exercised	(439,166)	0.15	1.80
Outstanding as at January 1, 2016	3,602,501	$0.33	1.35
Granted	700,000	0.69	0.64
Expired	(957,500)	0.81	0.60
Forfeited	(1,000,000)	0.66	0.53
Exercised	(299,166)	0.18	-0.80
Outstanding as at December 31, 2016	2,045,835	$0.18	0.86

Options exercisable as at December 31, 2014	2,461,166	$0.45
Options exercisable as at December 31, 2015	3,301,168	$0.39
Options exercisable as at December 31, 2016	1,820,835	$0.19

The weighted average remaining contractual life for the stock options outstanding as at December 31, 2016 was 0.86 years (2015 – 1.21 years, 2014 – 2.07 years). The range of exercise prices for the stock options outstanding as at December 31, 2016 was $0.14 - $0.24 (2015 - $0.13 - $1.70, 2014 - $0.13 - $1.70). The weighted average grant-date fair value of options granted to management, employees, directors and consultants during 2016 has been estimated at $0.26 (2015 - $0.15, 2014 - $0.07) using the Black-Scholes option-pricing model. The estimated fair value of the options granted is expensed immediately.

The vesting period on the options granted in 2016 was nine months after grant date. In 2015, the vesting periods on the options granted was immediate. In 2014, the vesting periods were as follows, 435,000 stock options vested immediately upon issuance, 445,000 stock options will vest quarterly over 18 months, 410,000 stock options will vest quarterly over 12 months, and 300,000 stock options will vest upon achievements of non-market conditions.

The pricing model assumes the weighted average risk free interest rates of 0.44% (2015 – 0.62%, 2014 – 1.21%) weighted average expected dividend yields of nil (2015 – nil, 2014 – nil), the weighted average expected common stock price volatility (based on historical trading) of 107% (2015 – 52%, 2014 – 79%), a forfeiture rate of zero, a weighted average stock price of $0.70 (2015 - $0.58, 2014 – $0.14), a weighted average exercise price of $0.69 (2015 - $0.58, 2014 - $0.14), and a weighted average expected life of years 1.57 (2015 – 1.5 years, 2014 – 3 years), which were estimated based on past experience with options and option contract specifics.

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2016, 2015 and 2014

(Expressed in Canadian Dollars, unless otherwise stated)

12.	WARRANTS

The following summarizes the warrants outstanding:

	Weighted Average Remaining Contractual Life (Years)	Series	Number of Warrants	Weighted Average Exercise Price
Extended	1.18	A	3,658,668	0.75
Extended	1.36	B	1,875,000	0.75
December 31, 2014			5,533,668
Issued	0.30		5,000,000	0.125
Exercised			(1,700,000)	0.125
December 31, 2015			8,833,668	0.125
Exercised			(5,711,683)	0.39
Expired			(3,121,985)	0.75
December 31, 2016			-	-

The 3,658,668 Series A warrants issued on March 4, 2011 and the 1,875,000 Series B warrants issued on May 11, 2011 had an expiry date of March 4, 2014 and May 11, 2014 respectively. On February 14, 2014, the warrants were extended to March 4, 2016 and May 11, 2016, respectively. During the year ended December 31, 2016, 600,000 Series A warrants were exercised. The exercise price was $0.75 with proceeds of $450,000. During the year ended December 31, 2016, 1,811,683 Series B warrants were exercised. The exercise price was $0.75 with proceeds of $1,358,762.

The 5,000,000 warrants issued in 2015 had an expiry date of April 17, 2016. (Note 9 (v)) During the year-ended December 31, 2016, 3,300,000 warrants were exercised. The exercise price was $0.125 with proceeds of $412,500.

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2016, 2015 and 2014

(Expressed in Canadian Dollars, unless otherwise stated)

13.	EARNINGS (LOSS) PER SHARE

The income and weighted average number of common shares used in the calculation of basic and diluted income (loss) per share for the years ended December 31, 2016, 2015, and 2014 were as follows:

	2016 Number	2015 Number	2014 Number
Weighted average number of common shares used as the denominator in calculating basic earnings per share	33,987,383	26,288,889	21,986,300
Adjustments for calculation of diluted earnings per share:
Options	814,609	1,521,831	-
Warrants	149,701	1,273,020	-
Weighted average number of common shares and potential common shares used as the denominator in calculating diluted earnings per share	34,951,693	29,083,740	21,986,300
Basic earnings (loss) per share	$0.00	$0.10	$0.01
Diluted earnings (loss) per share	$0.00	$0.09	$0.01

14.	INCOME TAXES

The provision for income taxes reflects an effective income tax rate, which differs from the Canadian corporate income tax rate as follows:

	2016	2015	2014

Combined basic Canadian federal and provincial income tax rate	26.5%	26.50%	26.50%
Effective income tax taxes	$17,025	$753,222	$109,480
Increase (decrease) resulting from change in the deferred tax assets not recognized	424,000	(693,585)	99,353
Withholding tax	186,832	310,289	260,630
Non-deductible items	62,601	(11,204)	23,013
Change in prior year estimates	(502,753)	(48,433)	(223,357)
	$187,705	$310,289	$269,119

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2016, 2015 and 2014

(Expressed in Canadian Dollars, unless otherwise stated)

14.	INCOME TAXES (Cont’d)

The tax effect of temporary differences representing deferred tax assets is as follows:

	2016	2015
Deferred tax assets:
Loss carry forwards	$5,832,000	$5,200,000
	5,832,000	$5,200,000
Deferred tax assets not recognized	(5,004,000)	(4,580,000)
Deferred tax assets recognized	828,000	620,000
Intangibles	(832,000)	(622,000)
Property and equipment	4,000	2,000
Net deferred tax assets	$-	$--

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

At December 31, 2016, the Company has non-capital losses available for carry forward for Canadian income tax purposes amounting to approximately $22,329,000. These losses expire in the following fiscal years:

2017	348,000
2018	2,741,000
2026	784,000
2027	935,000
2028	2,163,000
2029	2,991,000
2030	4,356,000
2031	4,646,000
2032	1,188,000
2033	806,000
2034	436,000
2035	1,000
2036	934,000
$22,329,000

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2016, 2015 and 2014

(Expressed in Canadian Dollars, unless otherwise stated)

15.	GOVERNMENT GRANTS

Included as a reduction of selling, general and administrative expenses are government grants of $229,694 (2015 - $211,729, 2014 - $241,465), relating to the Company's publishing and software projects. At the end of the year, $21,847 (2015 - $20,273, 2014 - $18,207) is included in accounts and grants receivable.

One government grant for the print-based English language learning segment is repayable in the event that the segment’s annual net income before tax for the current year and the previous two years exceeds 15% of revenue. During 2016 and 2015, the conditions for the repayment of grants did not arise and no liability was recorded.

One grant, relating to the Company’s “Development of Comprehensive, Interactive Phonetic English Learning Solution” project, is repayable semi-annually at a royalty rate of 2.5% per year’s gross sales derived from this project until 100% of the grant is repaid. No royalty was paid in 2016, 2015 or 2014 as no sales were generated from this project.

16.	FINANCIAL INSTRUMENTS

16.1	Fair values

The carrying value of cash and accounts and grants receivable, approximates their fair value due to the liquidity of these instruments. The carrying values of accounts payables and accrued liabilities and loans payables approximate their fair value due to the requirement to extinguish the liabilities on demand or payable within a year.

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

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s monetary assets and liabilities denominated in currencies other than Canadian and the Company’s net investments in foreign subsidiaries.

The Company operates internationally and is exposed to foreign exchange risk as certain expenditures are denominated in non-Canadian Dollar currencies.

The company has been exposed to this fluctuation and has not implemented a program against these foreign exchange fluctuations.

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2016, 2015 and 2014

(Expressed in Canadian Dollars, unless otherwise stated)

16.	FINANCIAL INSTRUMENTS (Cont’d)

16.3	Foreign currency risk (Cont’d)

A 10% strengthening of the US Dollars against Canadian Dollars would have increased the net equity by approximately $294,858 (2015 - $228,000) due to reduction in the value of net liability balance. A 10% of weakening of the US Dollar against Canadian Dollar at December 31, 2016 would have had the equal but opposite effect. The significant financial instruments of the Company, their carrying values and the exposure to other denominated monetary assets and liabilities, as of December 31, 2016 are as follows:

	US Denominated	Euro Denominated	Great Britain Denominated
	USD	Euro	GBP
Cash	17,652	1,786	-
Accounts receivable	2,267,036	-	-
Accounts payable	88,352	-

The carrying values and the exposure to other denominated monetary assets and liabilities as of December 31, 2015 are as follows:

	US Denominated	China Denominated	Euro Denominated
	USD	RMB	Euro
Cash	367,138	4,574	-
Accounts receivable	1,346,490	-	-
Accounts payable	64,298	-	3,960

16.4	Liquidity Risk

The Company manages its liquidity risk by preparing and monitoring forecasts of cash expenditures to ensure that it will have sufficient liquidity to meet liabilities when due. The Company’s accounts payable and accrued liabilities generally have maturities of less than 90 days. At December 31, 2016, the Company had cash of $84,303 (2015 - $409,022), accounts and grants receivable of $3,044,928 (2015 - $1,961,534) to settle current liabilities of $731,158 (2015 - $1,186,167).

16.5	Credit Risk

Credit risk refers to the risk that one party to a financial instrument will cause a financial loss for the counterparty by failing to discharge an obligation. The Company is primarily exposed to credit risk through accounts receivable. The maximum credit risk exposure is limited to the reported amounts of these financial assets. Credit risk is managed by ongoing review of the amount and aging of accounts receivable balances. As at December 31, 2016, the Company has outstanding receivables of $3,044,928 (2015 - $1,961,534). An allowance for doubtful accounts is taken on accounts receivable if the account has not been collected after a predetermined period of time as determined by the contract and collectability is offset to other operating expenses. The Company deposits its cash with high credit quality financial institutions, with the majority deposited within Canadian Tier 1 Banks.

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2016, 2015 and 2014

(Expressed in Canadian Dollars, unless otherwise stated)

17.	MAJOR CUSTOMER

The Company has sales to a major customer in 2016 and 2015, a government agency of the People’s Republic of China. The total percentage of sales to this customer during the year was 54% (2015 – 39%, 2014 – 65%) and the total percentage of accounts receivable at December 31, 2016 was 52% (2015 – 45%, 2014 – 84%).

In 2016 and 2015, the Company has sales to an online education services distribution company. The total percentage of sales to this customer during the year was 13% (2015 – 50%, 2014 – 9%) and the total percentage of accounts receivable at December 31, 2016 was 24% (2015 – 50%, 2014 – nil).

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

The Company includes equity, comprised of issued share capital, warrants, share-based payments reserve and deficit, in the definition of capital. The Company is dependent on cash flow from co-publishing and licensing agreements and external financing to fund its activities. In order to carry out planned development of its products and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There has been no change to the Company’s capital management from the approach used in 2016 or 2015.

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

Transactions between operating segments are recorded at the exchange amount and eliminated upon consolidation.

2016	Online English Language Learning	Print-Based English Language Learning	Total
Segmented assets	$5,043,729	$2,132,463	$7,176,192
Segmented liabilities	326,463	404,696	731,159
Segmented revenue	1,456,421	1,738,800	3,195,221
Segmented direct costs	167,597	217,787	385,384
Segmented selling, general & administrative	625,512	739,224	1,364,736
Segmented intangible amortization	1,003,485	-	1,003,485
Segmented other expense	1,513	193,489	195,002
Segmented profit	(341,660)	588,274	246,614
Segmented intangible addition	1,798,687	-	1,798,687

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2016, 2015 and 2014

(Expressed in Canadian Dollars, unless otherwise stated)

19.       SEGMENTED INFORMATION (Cont’d)

2015	Online English Language Learning	Print-Based English Language Learning	Total
Segmented assets	$3,756,913	$1,476,038	$5,232,951
Segmented liabilities	717,139	469,028	1,186,167
Segmented revenue	2,954,614	1,971,121	4,925,735
Segmented direct costs	276,049	106,822	382,871
Segmented selling, general & administrative	337,756	721,947	1,059,703
Segmented intangible amortization	721,720	-	721,720
Segmented other expense	3,097	315,771	318,868
Segmented profit (loss)	1,615,992	826,581	2,442,573
Segmented intangible addition	2,071,440	-	2,071,440

2014	Online English Language Learning	Print-Based English Language Learning	Total
Segmented assets	$1,407,525	$1,015,913	$2,423,438
Segmented liabilities	623,349	1,056,134	1,679,483
Segmented revenue	831,650	1,680,814	2,512,464
Segmented direct costs	286,945	95,649	382,594
Segmented selling, general & administrative	307,361	642,868	950,229
Segmented intangible amortization	582,857	-	582,857
Segmented other expense	3,652	272,853	276,505
Segmented profit (loss)	(349,165)	669,444	320,279
Segmented intangible addition	544,635	-	544,635

Other Financial Items	2016	2015	2014
Print-Based English Language Learning segment income	$588,274	$826,581	$669,444
Online English Language Learning segment income (loss)	(341,660)	1,615,992	(349,165)
Foreign exchange gain	(146,599)	399,314	106,437
Interest and other financial	(35,768)	(158,792)	(217,040)
Share-based payments	-	(151,038)	(65,663)
Other comprehensive income	60,173	(157,358)	(36,607)
Total Comprehensive Income	$124,420	$2,374,699	$107,406

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2016, 2015 and 2014

(Expressed in Canadian Dollars, unless otherwise stated)

19.       SEGMENTED INFORMATION (Cont’d)

Revenue by Geographic Region

	2016	2015	2014
Latin America	$821,762	$2,660,535	$424,892
China	2,252,170	2,069,253	1,822,660
Other	121,289	195,947	264,912
	$3,195,221	$4,925,735	$2,512,464

Identifiable Non-Current Assets by Geographic Region

	2016	2015	2014
Canada	$3,467,115	$2,374,241	$1,004,424
China	-	-	7,598
	$3,467,115	$2,374,241	$1,012,022

20.	COMMITMENTS AND CONTINGENCY

The Company has future minimum lease payments under operating leases for premises and equipment as follows:

2017	$219,425
2018	203,979
2019	205,486
2020	205,486
2021	36,134

The rent expense associated with operating lease for premise and equipment is recognized on a straight-line basis.

21.	SUPPLEMENTAL CASH FLOW INFORMATION

	2016	2015	2014
Income taxes and other taxes paid	$187,705	$310,289	$269,119
Interest paid	$25,103	$106,731	$85,876

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2016, 2015 and 2014

(Expressed in Canadian Dollars, unless otherwise stated)

22.	RELATED PARTY BALANCES AND TRANSACTIONS

During the year, the Company had the following transactions with related parties, made in the normal course of operations, and accounted for at an amount of consideration established and agreed to by the Company and related parties.

a.	The Company charged $33,020 (2015 - $8,000, 2014 - $nil) to two corporations with one director in common for rent, administration, office charges and telecommunications.

b.

Key management compensation was $480,577 (2015 – $424,111, 2014 – $361,405) and is reflected as consulting fees and commissions paid to corporations owned by a director and officers of the Company, of which, $nil (2015 - $241,331, 2014 - $385,566) is unpaid and included in accounts payable and accrued liabilities. Options granted to key management during the year are $nil (2015 - $nil, 2014 -

$36,050). Directors and officers exercised 177,500 options with a fair value of $34,100.

c.

At the year end, the Company had loans payable bearing interest at 8% per annum due to corporations controlled by directors and officers of the Company in the amount of $50,000 (2015 - $480,000, 2014 - $480,000). Interest expense related to these loans is $351 (2015 - $43,200, 2014 - $43,200).

23.	SUBSEQUENT EVENTS

Subsequent to the year end, the Company received $685,000 of unsecured short term bridge loans bearing interest at 8% per annum and $390,000 of these bridge loans were from related parties. On March 31, 2017 and April 30, 2017, the Company repaid all loans, including interest.

Trading Symbols (TSX-V: LM; OTCQB: LMDCF) 151 Bloor St West Suite 703 Toronto, Ontario Canada M5S 1S4 Tel : 416.927.7000 Fax : 416.927.1222 www.lingomedia.com

Lingo Media Corporation

Form 51 – 102 F1

Management Discussion & Analysis

For the Year Ended December 31, 2016

May 1, 2017

MANAGEMENT DISCUSSION & ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2016

Notice to Reader

The following Management Discussion & Analysis ("MD&A") of Lingo Media Corporation’s (the "Company" or "Lingo Media") financial condition and results of operations, prepared as of May 1, 2017, should be read in conjunction with the Company's Condensed Consolidated Interim Financial Statements and accompanying Notes for the years ended December 31, 2016 and 2015, which have been prepared in accordance with International Financial Reporting Standards are incorporated by reference herein and form an integral part of this MD&A.  All dollar amounts are in Canadian Dollars unless stated otherwise. These documents can be found on the SEDAR website www.sedar.com.

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

Lingo Media Corporation (TSX-V: LM; OTCQB: LMDCF) Management Discussion & Analysis

Summary Description of Lingo Media

Lingo Media (“Lingo Media,” the “Company,” “we” or ”us”) is an EdTech company that is ‘Changing the way the world learns Languages’ through the combination of education with technology. The Company is focused on online and print-based technologies and solutions through its two subsidiaries: Lingo Learning Inc. (Lingo Learning”) and ELL Technologies Ltd. (“ELL Technologies”). Through its two distinct business units, Lingo Media develops, markets and supports a suite of English language learning solutions consisting of web-based software licensing subscriptions, online and professional services, audio practice tools and multi-platform applications. The Company continues to operate its legacy textbook publishing business from which it collects recurring royalty revenues.

Lingo Media’s two distinct business units include ELL Technologies and Lingo Learning. ELL Technologies is a web-based educational technology (“EdTech”) English language learning training and assessment company that creates innovative Software-as-a-Service eLearning solutions. Lingo Learning is a print-based publisher of English language learning textbook programs in China. The Company has formed successful relationships with key government and industry organizations, establishing a strong presence in China’s education market of more than 500 million students. Lingo Media is extending its global reach, with an initial market expansion into Latin America and continues to expand its product offerings and technology applications.

Lingo Media has undertaken a business transition which began to gather momentum in 2015. The Company has continued to invest in language learning and leverage its industry expertise to expand into more scalable education-technology. Recent product initiatives have allowed us to expand the breadth of our language learning product offerings, and reinforced the belief that the web-based EdTech learning segment continues to present a significant opportunity for long-term value creation. Customers in this market have demands that recur each year, creating a higher likelihood of return business and more predictable revenue opportunity. This demand profile also fits well with our suite of products and increasingly recognizable ELL Technologies brand.

Lingo Media continues to focus on software and content development to address market needs within the government, academic and corporate training sectors.

Operational Highlights

●	Online English Language Learning:

developed and released ELL Studio, a speech recognition and practice pronunciation mobile app that enables learners to practice their spoken English skills anywhere, any time completed the development of ELL Technologies’ new online French course in addition to an online Portuguese course entered into and launched a partnership with Telefonica Educación Digital S.L.U. to market, sell and distribute ELL Technologies’ full suite of English language training products in Peru secured a distribution agreement with Gale, a subsidiary of Cengage Learning, to market and sell a co-branded version of ELL Scholar, named Gale-Lingo, as a self-study solution for digital libraries world wide, excluding Latin America started to market and sell, English for Success, a series of lessons and activities derived from ELL Library as a premium solution for governments and educational institutions entered into a software licensing contract for ELL Technologies’ programs with a distributor group in China

Lingo Media Corporation (TSX-V: LM; OTCQB: LMDCF) Management Discussion & Analysis

entered into a sales contract with Universidad de San Martin de Porres in Peru through Telefonica entered into a sales contract with Certus, an educational institution in Peru through Telefonica secured a sales contract with Universidad Da Vinci to teach English to students training to become teachers in Mexico entered into a sales agreement with Euroidiomas to offer a blended solution to teach English teachers in MINEDU (Ministry of Education of Peru)

secured a distribution agreement with Innovalingua, a reseller in Mexico, with offices in Mexico City and Baja California, and a team dedicated to selling ELL Technologies products forged a strategic partnership with Virtual Educa, an initiative of the Organization of American States promoting a better education through technology in Latin America

●	Print-Based English Language Learning:

expanded the market for PEP Primary English and Starting Line programs with People’s Education Press by launching into three new provinces across China

Corporate Highlights

loans payable of $580,000 were retired and repaid in full as of the year-end warrants and stock options were exercised resulting net proceeds of $2,273,829

Expanded sales channel with the strategic hire of Laurent Glorieux, with more than 16 years of experience to lead the sales team and expansion into Asia and the Middle East

In 2016, our strategy has been to continue to transition more and more of our business to online subscriptions and digital downloads that enable learners to bring your own device (“BYOD”) and beyond paper-based textbook publishing. We believe that these online subscription formats provide customers with an overall better learning experience, the flexibility to use our products on multiple platforms (i.e. beyond desktops to tablets and mobile extensions), and is a more economical and relevant way for us to deliver our products to customers. Furthermore, our ability to configure our extensive library of lessons enables us to offer a more customizable solution to our clients without incurring the costs associated with a customized solution.

Online English Language Learning

ELL Technologies, acquired in 2010, now offers over 2,000 hours of interactive learning through a number of product offerings that include Winnie’s World, English Academy, Scholar, Campus, English for Success, Master and English for Success Plus (targeting Corporations) , in addition to offering custom solutions. ELL Technologies is primarily marketed in Latin America through a network of distributors and earns its revenues from licensing and subscription fees from its suite of web-based EdTech language learning products and applications.

Lingo Media Corporation (TSX-V: LM; OTCQB: LMDCF) Management Discussion & Analysis

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

To summarize our 2016 product development achievements to date, we have:

●	Completed the development and implemented English for Success, a library of 2,000 hours of English online learning
●	Completed the development of an online French course
●	Completed the development of an online Portuguese course
●	released phase II of our new Learning Management System

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

Lingo Media Corporation (TSX-V: LM; OTCQB: LMDCF) Management Discussion & Analysis

Print-Based English Language Learning

The Company continues to maintain its legacy textbook publishing business through Lingo Learning, a print-based publisher of English language learning programs in China since 2001. Lingo Learning has an established presence in China’s education market of over 300 million students. To date, it has co-published more than 585 million units from its library of program titles.

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

Overall Performance

During 2016, Lingo Media recorded revenues of $3,195,221 as compared to $4,925,735 in 2015 a decrease of 35%. Net profit was $64,247 as compared to $2,532,057 in 2015 resulting in a $0.00 profit per share as compared to $0.10 per share in 2015. At the same time, selling general and administrative costs were $1,364,736, a 29% increase compared to $1,059,703 in 2015. The Company recorded share-based payments of $Nil as compared to $151,038 in 2015. In addition, cash used in operations in 2016 was $61,229 as compared to $1,539,651 cash generated in 2015.

Lingo Media Corporation (TSX-V: LM; OTCQB: LMDCF) Management Discussion & Analysis

Online English Language Learning

ELL Technologies earned revenue from its portfolio of products of $1,456,421 for the year, compared to $2,954,614 in 2015, a decrease of 51%. This decrease in sales is a result of a delay in a large project becoming a reference site for new customers in Latin America. The Company believes that once the SENA project goes “live”, it will regain its sales momentum. By 2015, the Company had completely redesigned the user interface, learning management system and the multi-browser delivery system for desktops and tablets for its ELL Technologies suite of products including Winnie’s World, English Academy, Scholar, Campus Master and Business.

Print-Based English Language Learning

Lingo Media earned royalty revenue of $1,738,800 in 2016 compared to $1,971,121 in 2015 from People’s Education Press and People’s Education & Audio Visual Press, a decrease of 12%. This decrease is due to foreign exchange fluctuation, a decrease in both the Chinese RMB and the Canadian Dollar vs. the US Dollar.

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

General Financial Condition

As at December 31, 2016 Lingo Media had working capital of $2,977,918 compared to working capital of $1,672,543 as at December 31, 2015. Net profit for the year ended December 31, 2016 was $64,247 compared to net profit of $2,532,057 for the year ended December 31, 2015.

Lingo Media Corporation (TSX-V: LM; OTCQB: LMDCF) Management Discussion & Analysis

Financial Highlights

For the Year Ended December 31	2016	2015
Revenue
Print-Based English Language Learning	$1,738,800	$1,971,121
Online English Language Learning	1,456,421	2,954,614
	3,195,221	4,925,735
Net Profit for the Year	64,247	2,532,057
Earnings per Share
Basic	$0.00	$0.10
Fully Diluted	$0.00	$0.09
Total Assets	7,176,192	5,232,951
Working Capital / (Deficit)	2,977,918	1,672,543
Cash Provided (used) – Operations	(61,229)	1,539,651

The Company had cash on hand as at December 31, 2016 of $84,303 (2015 - $409,022) and accounts receivable of $3,044,928 (2015 - $1,961,534) to settle its current liabilities of $731,159 (2015 - $1,186,167) leaving a working capital balance of $2,977,918 (2015 - $1,672,543).

Results of Operations

During the year, Lingo Media earned $1,456,421 in online licensing sales revenue as compared to $2,954,614 in 2015. This revenue decrease from online English Language Learning is a result of a delay in a large project becoming a reference site fore new customers in Latin America. The Company believe that once the SENA project goes “live” it will regain its sales momentum.

Revenues from Print-Based English language learning for the period were $1,738,800 compared to $1,971,121 in 2015 as a result of foreign exchange flucuations in the Chinese RMB and Canadian Dollar vs. the US Dollar. Direct costs associated with publishing revenue are relatively modest and has been consistent throughout the years. The Company continues to maintain its relationship with PEP and is investing in the development of its existing and new programs and marketing activities to maintain and increase its royalty revenues.

Selling, General and Administrative

Selling, general and administrative expenses were $1,364,736 compared to $1,059,703 in 2015. Selling, general and administrative expenses for the two segments are segregated below.

(i)	Print-Based English Language Learning

Selling, general and administrative cost for print-based publishing increased from $721,947 in 2015 to $739,224 in 2016 due to the increases in sales, marketing and admin, travel, rent and professional fees offset against an reduction in consulting fees & salaries and an increase in government grants. The following is a breakdown of selling, general and administrative costs directly related to print-based English language learning:

For the Year Ended December 31	2016	2015
Sales, marketing & administration	$185,511	$140,305
Consulting fees & salaries	351,581	430,884
Travel	81,485	69,820
Premises	126,632	104,139
Corporate development	158,922	140,112
Professional fees	64,787	48,416
Less: Grants	(229,694)	(211,729)
	$739,224	$721,947

Lingo Media Corporation (TSX-V: LM; OTCQB: LMDCF) Management Discussion & Analysis

(ii)	Online English Language Learning

Selling, general and administrative costs related to online English language learning was $625,512 for the year compared to $337,756 in 2015. Selling, general and administrative costs for this business unit increased in 2016 as compared to 2015, which included the increase of sales, marketing and admin expenses, consulting fees & salaries and travel expenses.

For the Year Ended December 31	2016	2015
Sales, marketing & administration	$29,001	$(52,719)
Consulting fees & salaries	312,329	46,840
Travel	57,917	13,328
Premises	48,000	48,000
Corporate development	133,613	208,923
Professional fees	44,652	73,384
	$625,512	$337,756
Total Selling and Administrative Expenses	$1,364,736	$1,059,703

Net Income

Total comprehensive income for the Company was $124,420 for the year ended December 31, 2016 as compared to $2,374,699 in 2015. Total comprehensive income can be attributed to the two operating segments as shown below:

Online ELL	2016	2015
Revenue	$1,456,421	$2,954,614
Expenses:
Direct costs	167,597	276,049
General & administrative	625,512	337,756
Amortization of property & equipment	682	3,012
Amortization of development costs	1,003,485	721,720
Income taxes and other taxes	805	85
	1,798,081	1,338,622
Segmented Profit /(Loss) - Online ELL	(341,660)	1,615,992

Print-Based ELL
Revenue	1,738,800	1,971,121
Expenses:
Direct costs	217,787	106,822
General & administrative	739,224	721,947
Amortization of property & equipment	6,615	5,567
Income taxes and other taxes	186,900	310,204
	1,150,526	1,144,540
Segmented Profit – Print-Based ELL	588,274	826,581
Total Segmented Profit	246,614	2,442,573

Other
Foreign exchange	(146,599)	399,314
Interest and other financial expenses	(35,768)	(158,792)
Share-based payment	-	(151,038)
Other comprehensive income	60,173	(157,358)
	(122,194)	(67,874)
Total Comprehensive Income	$124,420	$2,374,699

Lingo Media Corporation (TSX-V: LM; OTCQB: LMDCF) Management Discussion & Analysis

Foreign Exchange

The Company recorded foreign exchange loss of $146,599 as compared to a gain of $399,314 in 2015, relating to the Company's currency risk through its activities denominated in foreign currencies as the Company is exposed to foreign exchange risk as a significant portion of its revenue and expenses are denominated in Chinese Renminbi and US Dollars.

Share-Based Payments

The Company amortizes share-based payments with a corresponding increase to the contributed surplus account. During the year, the Company recorded an expense of $Nil compared to $151,038 in 2015.

Net Profit for the Year

The Company reported a net profit of $64,247 for the year as compared to $2,532,057 in 2015. The reduction in net profit is attributed to a decrease in sales in Online ELL Division. The earnings per shares are $0.00 per share (basic) and $0.00 per share (fully diluted).

Total Comprehensive Income

The total comprehensive income is calculated after the application of exchange differences on translating foreign operations gain/ (loss). The Company reported a total comprehensive income of $124,420 for the year ended December 31, 2016, as compared to $2,374,699 in 2015.

Lingo Media Corporation (TSX-V: LM; OTCQB: LMDCF) Management Discussion & Analysis

Summary of Quarterly Results

	Q1 – 16	Q2 – 16	Q3 – 16	Q4 – 16
Revenue	$756,858	$1,549,397	$152,657	736,309
Income / (Loss) Before Taxes and Other Comp Income	63,503	767,805	(581,710)	2,353
Total Comprehensive Income / (Loss)	111,788	624,319	(563,241)	(48,446)
Income / (Loss) per Share (Basic)	$0.00	$0.02	$(0.016)	$(0.00)
	Q1-15	Q2-15	Q3-15	Q4-15

Revenue	$651,627	$1,794,659	$1,203,201	$1,276,248
Income / (Loss) Before Taxes and Other Comp Income	232,580	1,115,675	694,300	799,791
Total Comprehensive Income / (Loss)	146,598	993,552	631,730	602,819
Income / (Loss) per Share (Basic)	$0.01	$0.04	$0.03	$0.02

Liquidity and Capital Resources

As at December 31, 2016, the Company had cash of $84,303 compared to $409,022 in 2015. Accounts and grants receivable of $3,044,928 were outstanding at the end of the year compared to $1,961,534 in 2015. With 52% of the receivables from PEP and the balance due from ELL Technologies’ customers, the Company does not anticipate an effect on its liquidity. Total current assets amounted to $3,709,077 (2015 - $2,858,710) with current liabilities of $731,159 (2015 - $1,186,167) resulting in working capital of $2,977,918 (2015 - $1,672,543).

Lingo Learning receives government grants based on certain eligibility criteria for publishing industry development in Canada and for international marketing support. These government grants are recorded as a reduction of general and administrative expenses to offset direct expenditure funded by the grant. The Company receives these grants throughout the year. The grant is applied based on Lingo Learning meeting certain eligibility requirements. The Company has relied on obtaining these grants for its operations and has been successful at securing them in the past, but it cannot be assured of obtaining these grants in the future.

Lingo Media has access to working capital through equity financings or debt financings, if required to finance its growth plans and expansion into new international markets. The Company has been successful in raising sufficient working capital in the past.

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance sheet finance arrangements.

Contractual Obligations

Future minimum lease payments under operating leases for premises and equipment are as follows:

2017	$219,425
2018	203,979
2019	205,486
2020	205,486
2021	36,134

Lingo Media Corporation (TSX-V: LM; OTCQB: LMDCF) Management Discussion & Analysis

Transactions with Related Parties

The Company had the following transactions with related parties, made in the normal course of operations, and accounted for at an amount of consideration established and agreed to by the Company and related parties.

The Company charged $33,020 (2015 - $8,000, 2014 - $nil) to two corporations with one director in common for rent, administration, office charges and telecommunications.

Key management compensation was $480,577 (2015 - $424,111, 2014 - $361,405) and is reflected as management fees and commissions paid to corporations owned by a director and officers of the Company, of which, $Nil (2015 -$241,331, 2014 - $385,566) is unpaid and included in accounts payable and accrued liabilities. Options granted to key management during the year are $Nil (2015 - $nil, 2014 - $36,050). Directors and officers exercised 177,500 options with a fair value of $34,100.

At the year end, the Company had an unsecured bridge loan payable bearing interest at 8% per annum due to a corporation controlled by an officer of the Company in the amount of $50,000 (2015 - $480,000, 2014 - $480,000). Interest expense related to these loans is $351 (2015 - $43,200, 2014 - $43,200).

Additional Disclosure

Intangibles

	Software & Web Development	Content Platform	Content Development	Total
Cost, January 1, 2015	$7,781,611	$1,477,112	$-	$9,258,723
Additions	782,945	-	1,288,495	2,071,440
Effect of foreign exchange	66,450	-	-	66,450
Cost, December 31, 2015	8,631,006	1,477,112	1,288,495	11,396,613
Additions	613,163	-	1,185,525	1,798,687
Effect of foreign exchange	(5,081)	-	-	(5,081)
Cost, December 31, 2016	$9,239,088	$1,477,112	$2,474,020	$13,190,219

	Software & Web Development	Content Platform	Content Development	Total
Accumulated depreciation, January 1, 2015	$7,053,835	$1,357,290	$-	$8,411,125
Charge for the period	510,366	119,822	91,532	721,720
Effect of foreign exchange	58,024	-	-	58,024
Accumulated depreciation, December 31, 2015	$7,622,225	$1,477,112	$91,532	$9,190,868
Charge for the year	611,865	-	391,620	1,003,485
Effect of foreign exchange	(4,144)	-	-	(4,144)
Accumulated amortization, December 31, 2016	$8,229,946	$1,477,112	$483,152	$10,190,210

Net book value, December 31, 2015	$1,008,781	$-	$1,196,963	$2,205,744
Net book value, December 31, 2016	$1,009,142	$-	$1,990,867	$3,000,009

Lingo Media Corporation (TSX-V: LM; OTCQB: LMDCF) Management Discussion & Analysis

The Company began commercial production and sale of its services and products during 2009. In 2016, the Company continue to focused on the redesign and upgrading of its ELL Technologies’ suite of products and invested $1,798,687 (2015 - $2,071,440). The ELL Technologies’ suite of products includes five different programs, each designed to suit the needs of different demographic groups. Although the full suite of product is not yet complete, the Company has started the commercial production and sale of three of these products.

Property and Equipment

Cost, January 1, 2015	$173,679
Additions	13,281
Disposal	(5,000)
Effect of foreign exchange	6,461
Cost, December 31, 2015	$188,421
Additions	8,632
Disposal	(114,624)
Effect of foreign exchange	(1,716)
Cost, December 31, 2016	$80,713

Accumulated depreciation, January 1, 2015	$148,873
Charge for the period	8,579
Disposal	(4,046)
Effect of foreign exchange	6,136
Accumulated depreciation, December 31, 2015	$159,542
Charge for the year	7,297
Disposal	(117,294)
Effect of foreign exchange	3,680
Accumulated depreciation, December 31, 2016	$53,225

Net book value, December 31, 2015	$28,879
Net book value, December 31, 2016	$27,488

Subsequent Event

Subsequent to the year end, the Company received $830,000 of unsecured short term bridge loans bearing interest at 8% per annum and $390,000 of these bridge loans were from related parties. On March 31, 2017 and April 30, 2017, the Company repaid all loans, including interest.

On March 23, 2017, Lingo Media announced it had entered into a LOI to complete a business combination with Schoold, a developer and operator of the leading, mobile college marketplace App in the US. The Company continues to work towards finalizing a definitive agreement over the next 30 days.

Disclosure of Outstanding Share Data

As of May 1, 2017, the followings are outstanding:

Common Shares	–	35,529,192
Warrants	–	Nil
Stock Options	–	2,045,835

Lingo Media Corporation (TSX-V: LM; OTCQB: LMDCF) Management Discussion & Analysis

Approval

The Directors of Lingo Media have approved the disclosure contained in this MD&A.

Additional Information

Additional information relating to the Company can be found on SEDAR at www.sedar.com.

Lingo Media Corporation (TSX-V: LM; OTCQB: LMDCF) Management Discussion & Analysis

