Form 20-F
period 2017-12-31
LINGO MEDIA CORP
filed 2018-05-16
CIK 1177167

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Annual Report

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 35,529,192

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined by Rule 405 of the Securities Act

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
Emerging growth company ___

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.   ___

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ____ International Financial Reporting Standards as issued by the International Accounting Standards Board X  Other ____

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Lingo Media Corporation (“Lingo Media” or the “Company”) is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of Ontario. Its shares are listed on the TSX Venture Exchange and are traded on OTC Markets, previously on the OTCQB Marketplace. The consolidated financial statements of the Company as at and for the year ended December 31, 2017 comprise the Company and its wholly owned subsidiaries: Lingo Learning Inc., ELL Technologies Ltd., Vizualize Technologies Corporation, ELL Technologies Limited, Speak2Me Inc., Parlo Corporation and Lingo Group Limited (the “Group”).

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

The following data for the fiscal years ended December 31, 2017, 2016, 2015, 2014, and 2013 is derived from our consolidated financial statements prepared in accordance with IFRS as issued by the IASB and all are expressed in Canadian Dollars.

	Fiscal Year Ended December 31
	2017	2016	2015	2014	2013
Revenue	$2,776,768	$3,195,221	$4,925,735	$2,512,464	$2,008,066
Profit/(Loss) from Operations	(5,839,868)	434,319	2,601,824	523,736	(370,681)
Total Comprehensive Profit/(Loss)	(6,262,792)	124,420	2,374,699	107,406	(56,331)
Total Assets	1,534,072	7,176,192	5,232,951	2,423,438	2,214,590
Current Assets	1,503,383	3,709,077	2,858,710	1,411,416	1,166,151
Issued Share Capital	35,529,192	35,529,192	29,518,343	22,379,177	21,779,177
Weighted Average Number of Common Shares Outstanding	35,529,192	33,987,383	26,288,889	21,986,300	21,174,026
Total Equity	553,754	6,445,033	4,046,784	743,956	510,887
Dividends per Common Share	NIL	NIL	NIL	NIL	NIL
Earnings/(Loss) per Share
Basic	$(0.18)	$0.00	$0.10	$0.01	$(0.00)
Diluted	$(0.18)	$0.00	$0.09	$0.01	$(0.00)

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

Table No. 4

U.S. Dollar/Canadian Dollar

	Average	High	Low	Close
Mar-18	1.2924	1.3088	1.283	1.2894
Feb-18	1.2557	1.2809	1.2288	1.2809
Jan-18	1.2439	1.2535	1.2293	1.2293
Dec-17	1.2767	1.2886	1.2545	1.2545
Nov-17	1.2757	1.2888	1.2683	1.2888
Oct-17	1.2583	1.2893	1.2472	1.2893
Sept-17	1.2294	1.2480	1.2128	1.2480
Aug-17	1.2605	1.2755	1.2482	1.2536
Jul-17	1.2713	1.2982	1.2447	1.2485
Jun-17	1.3328	1.3504	1.2977	1.2977
May-17	1.3601	1.3191	1.2458	1.3500
Apr-17	1.3427	1.3743	1.3453	1.3662

Fiscal Yr Ended Dec., 31, 2017	1.2986	1.3743	1.2128	1.2545
Fiscal Yr Ended Dec., 31, 2016	1.3219	1.4691	1.2458	1.3433
Fiscal Yr Ended Dec., 31, 2015	1.1048	1.1643	1.0614	1.1601
Fiscal Yr Ended Dec., 31, 2014	1.0302	1.0697	0.9839	1.0636
Fiscal Yr Ended Dec. 31, 2013	0.9996	1.0279	0.9790	0.9902

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

A 10% strengthening of the US Dollar against the Canadian Dollar as at December 31, 2017 would have increased the net equity by approximately $67,000 (2016 - $294,858) due to reduction in the value of net liability balance. A 10% of weakening of the US Dollar against the Canadian Dollar at December 31, 2017 would have had the equal but opposite effect. The significant financial instruments of the Company, their carrying values and the exposure to other denominated monetary assets and liabilities, as of December 31, 2017 are as follows:

US Denominated
USD
Cash	122,319
Accounts receivable	518,999
Accounts payable	104,225

The carrying values and the exposure to other denominated monetary assets and liabilities as of December 31, 2016 are as follows:

	US Denominated	China Denominated
	USD	RMB
Cash	17,652	1,786
Accounts receivable	2,267,036	-
Accounts payable	88,352	-

Liquidity Risk

The Company manages its liquidity risk by preparing and monitoring forecasts of cash expenditures to ensure that it will have sufficient liquidity to meet liabilities when due. The Company’s accounts payable and accrued liabilities generally have maturities of less than 90 days. At December 31, 2017, the Company had cash of $327,434 (2016 - $84,303), accounts and grants receivable of $970,467 (2016 - $3,044,928) to settle current liabilities of $980,318 (2016 - $731,158).

Credit Risk

Credit risk refers to the risk that one party to a financial instrument will cause a financial loss for the counterparty by failing to discharge an obligation. The Company is primarily exposed to credit risk through accounts receivable. The maximum credit risk exposure is limited to the reported amounts of these financial assets. Credit risk is managed by ongoing review of the amount and aging of accounts receivable balances. As at December 31, 2017, the Company has outstanding receivables of $970,467 (2016- $3,044,928). An allowance for doubtful accounts is taken on accounts receivable if the account has not been collected after a predetermined period of time as determined by the contract and collectability is offset against other operating expenses. The Company deposits its cash with high credit quality financial institutions, with the majority deposited within Canadian Tier 1 Banks.

Dependence on Major Customer

The Company had sales to a major customer in 2017 and 2016, a government agency of the People’s Republic of China. The total percentage of sales to this customer during the year was 59% (2016 –54%, 2015 –39%) and the total percentage of the Company’s accounts receivable at December 31, 2017 was 84% (2016 – 52%, 2015 – 45%).

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

Our Public Trading Market is Highly Volatile

The Company's common shares trade on the TSX Venture Exchange under the symbol "LM", and on the OTC Markets under the symbol “LMDCF”.

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

Penny Stock Rules

Our common shares are quoted on the OTC Marketplace; a FINRA sponsored and operated quotation system for equity securities. It is a more limited trading market than the NASDAQ, and timely, accurate quotations of the price of our common shares may not always be available. You may expect trading volume to be low in such a market. Consequently, the activity of only a few shares may affect the market and may result in wide swings in price and in volume.

Our common shares are listed on the OTC Marketplace, and are subject to the requirements of Rule 15(g)- 9, promulgated under the Securities Exchange Act as long as the price of our common shares is below $5.00 per share. Under such rule, broker-dealers who recommend low-priced securities to persons other than established customers and accredited investors must satisfy special sales practice requirements, including a requirement that they make an individualized written suitability determination for the purchaser and receive the purchaser’s consent prior to the transaction. The Securities Enforcement Remedies and Penny Stock Reform Act of 1990 also requires additional disclosure in connection with any trade involving a stock defined as a penny stock. Generally, the Commission defines a penny stock as any equity security not traded on an exchange or quoted on NASDAQ that has a market price of less than $5.00 per share. The required penny stock disclosures include the delivery, prior to any transaction, of a disclosure schedule explaining the penny stock market and the risks associated with it. Such requirements could severely limit the market liquidity of the securities and the ability of purchasers to sell their securities in the secondary market.

The stock market has experienced significant price and volume fluctuations, and the market prices of companies, have been highly volatile. Investors may not be able to sell their shares at or above the then current, OTC price. In addition, our results of operations during future fiscal periods might fail to meet the expectations of stock market analysts and investors. This failure could lead the market price of our common shares to decline.

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

The Company's common shares trade on the TSX Venture Exchange under the symbol "LM", on the OTC under the symbol “LMDCF” and are quoted on the Berlin-Bremen Stock Exchange under the symbol “LIM.BE” and the German securities code is (WKN) 121226.

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

As of December 31, 2017, the Company operated two distinct business segments as follows:

Print-Based English Language Learning

The Company continues to maintain its legacy textbook publishing business through Lingo Learning, a print-based publisher of English language learning programs in China since 2001. Lingo Learning has an established presence in China’s education market of over 300 million students. To date, it has co-published more than 600 million units from its library of program titles.

China Publishing

Lingo Media has spent 17 years developing English Language Learning (ELL), products, programs, and relationships in the Chinese market. Learning to communicate in English is seen as a top priority for Chinese school students and young adult learners. Along with learning how to use a PC, English skills are perceived as a key determinant of their future levels of prosperity. The Company’s ELL books, audio and CD-based programs are unique in that they have a special focus on the spoken language. In addition to developing learning materials, considerable resources have been expended on the development of relationships with leading Chinese publishers, both in the education and trade sectors, as well as in extensive marketing of Lingo Media’s programs.

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

Online English Language Learning (See MDA p4 – 5)

ELL Technologies, acquired in 2010, now offers over 2,000 hours of interactive learning through a number of product offerings that include Winnie’s World, English Academy, Scholar, Campus, English for Success, Master and English for Success (targeting Corporations), in addition to offering custom solutions. ELL Technologies is primarily marketed in Latin America through a network of distributors and earns its revenues from licensing and subscription fees from its suite of web-based EdTech language learning products and applications.

ELL Technologies had an extensive existing product line which required substantial revisions in the technology platform and user interface. Over the past three years, our development team has engineered an eLearning platform and has been introducing new products to the market since the beginning of 2015, integrating cutting-edge technologies, solutions, content and pedagogy.

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

Segmented Information (Before Other Financial Items Below)

2017	Online English Language Learning	Print-Based English Language Learning	Total

Segmented assets	$223,542	$1,310,530	$1,534,072
Segmented liabilities	458,698	521,620	980,318
Segmented revenue	1,088,197	1,688,571	2,776,768
Segmented direct costs	134,695	90,923	225,618
Segmented selling, general & administrative	1,420,502	679,908	2,100,407
Segmented intangible amortization	1,051,928	-	1,051,928
Segmented other expense	1,502	280,908	282,410
Segmented profit (loss)	(6,380,956)	734,579	(5,646,377)

2016	Online English Language Learning	Print-Based English Language Learning	Total

Segmented assets	$5,043,729	$2,132,463	$7,176,192
Segmented liabilities	326,463	404,696	731,159
Segmented revenue	1,456,421	1,738,800	3,195,221
Segmented direct costs	167,597	217,787	385,384
Segmented selling, general & administrative	625,512	739,224	1,364,736
Segmented intangible amortization	1,003,485	-	1,003,485
Segmented other expense	1,513	193,489	195,002.
Segmented profit (loss)	(341,660)	588,274	246,614
Segmented intangible addition	1,798,687	-	1,798,687

2015	Online English Language Learning	Print-Based English Language Learning	Total

Segmented assets	3,756,913	1,476,038	5,232,951
Segmented liabilities	717,139	469,028	1,186,167
Segmented revenue	2,954,614	1,971,121	4,925,735
Segmented direct costs	276,049	106,822	382,871
Segmented selling, general & administrative	337,756	721,947	1,059,703
Segmented intangible amortization	721,720	-	721,720
Segmented other expense	3,097	315,771	318,868
Segmented profit	1,615,992	826,581	2,442,573
Segmented intangible addition	2,071,440	-	2,071,440

2014	Online English Language Learning	Print-Based English Language Learning	Total

Segmented assets	$1,407,525	$1,015,913	$2,423,438
Segmented liabilities	623,349	1,056,134	1,679,483
Segmented revenue	831,650	1,680,814	2,512,464
Segmented direct costs	286,945	95,649	382,594
Segmented selling, general & administrative	307,361	642,868	950,229
Segmented intangible amortization	582,857	-	582,857
Segmented other expense	3,652	272,853	276,505
Segmented profit (loss)	(349,165)	669,444	320,279
Segmented intangible addition	544,635	-	544,635

2013	Online English Language Learning	Print-Based English Language Learning	Total

Segmented assets	$1,215,023	$999,567	$2,214,590
Segmented liabilities	496,975	1,206,728	1,703,703
Segmented revenue	466,869	1,541,197	2,008,066
Segmented direct costs	153,200	42,124	195,324
Segmented selling, general & administrative	295,893	645,569	941,462
Segmented intangible amortization	431,049	-	431,049
Segmented other expense	6,171	243,119	249,290
Segmented income (loss)	(419,444)	610,385	190,941
Segmented intangible addition	431,711	-	431,711

Other Financial Items	2017	2016	2015	2014	2013
Print-Based English Language Learning segmented income	$734,579	$588,274	$826,581	$669,444	$610,385
Online English Language Learning segmented income (loss)	(6,380,958)	(341,660)	1,615,992	(349,165)	(419,444)
Foreign exchange gain (loss)	(189,783)	(146,599)	399,314	106,437	134,444
Interest and other financial	(53,709)	(35,768)	(158,792)	(217,040)	(240,516)
Share-based payments	(371,513)	-	(151,038)	(65,663)	(61,926)
Other comprehensive loss	(1,410)	60,173	(157,358)	(36,607)	(79,274)
Total Comprehensive Income /(Loss)	$(6,262,792)	$124,420	$2,374,699	$107,406	$(56,331)

Revenue by Geographic Region

	2017	2016	2015	2014	2013
Latin America	$997,661	$821,762	$2,660,535	$424,892	$60,966
China	1,712,079	2,252,170	2,069,253	1,822,660	1,543,753
Other	67,028	121,289	195,947	264,912	403,347
	$2,776,768	$3,195,221	$4,925,735	$2,512,464	$2,008,066

Identifiable Non-Current Assets by Geographic Region

	2017	2016	2015	2014	2013
Canada	$29,804	$3,467,115	$2,374,241	$1,004,424	$1,024,169
China	885	-	-	7,598	24,270
	$30,689	$3,467,115	$2,374,241	$1,012,022	$1,048,439

Intangibles	Software and Web Development	Content Platform	Content Development	Total
Cost, January 1, 2013	$6,792,163	$1,477,112	$-	$8,269,275
Additions	431,711	-	-	431,711
Effect of foreign exchange	1,191	-		1,191
Cost, December 31, 2013	7,225,065	1,477,112	-	8,702,177
Additions	544,635	-	-	544,635
Effect of foreign exchange	11,911	-	-	11,911
Cost, December 31, 2014	7,781,611	1,477,112	-	9,258,723
Additions	782,945	-	1,288,495	2,071,440
Effect of foreign exchange	66,450	-	-	66,450
Cost, December 31, 2015	8,631,006	1,477,112	1,288,495	11,396,613
Additions	613,163	-	1,185,525	1,798,687
Effect of foreign exchange	(5,081)	-	-	(5,081)
Cost, December 31, 2016	9,239,088	1,477,112	2,474,020	13,190,219
Cost, December 31, 2017	$9,239,088	$1,477,112	$2,474,020	$13,190,219

Intangibles	Software and Web Development	Content Platform	Content Development	Total
Accumulated depreciation, January 1, 2013	$6,626,596	$766,446	$-	$7,523,042
Charge for the year	135,627	295,422	-	431,049
Effect of foreign exchange	1,191	-	-	1,191
Accumulated depreciation, December 31, 2013	6,763,414	1,061,868	-	7,955,282
Charge for the year	287,435	295,422	-	582,857
Effect of foreign exchange	2,986	-	-	2,986
Accumulated depreciation, December 31, 2014	7,053,835	1,357,290	-	8,411,125
Charge for the year	510,366	119,822	91,532	721,720
Effect of foreign exchange	58,024	-	-	58,024
Accumulated depreciation, December 31, 2015	7,622,225	1,477,112	91,532	9,190,869
Charge for the year	611,865	-	391,620	1,003,485
Effect of foreign exchange	(4,144)	-	-	(4,144)
Accumulated depreciation, December 31, 2016	8,229,946	1,477,112	483,152	10,190,210
Charge for the year	557,124	-	494,804	1,051,928
Impairment	452,018	-	1,496,064	1,948,082
Accumulated depreciation, December 31, 2017	$9,239,088	$1,477,112	$2,474,020	$13,190,219

Net book value, December 31, 2013	$461,651	$415,244	$-	$876,895
Net book value, December 31, 2014	$727,776	$119,822	$-	$847,598
Net book value, December 31, 2015	$1,008,781	$-	$1,196,963	$2,205,744
Net book value, December 31, 2016	$1,009,142	$-	$1,990,867	$3,000,009
Net book value, December 31, 2017	$-	$-	$-	$-

The Company began commercial production and sale of its services and products during 2009. In 2017, the Company continued to focus on the redesign and upgrade of its ELL Technologies’ suite of products and invested $Nil (2016 - $1,798,687). The ELL Technologies’ suite of products includes five different products, each designed to suit the needs of different demographic groups. Although the full suite of product is not yet complete, the Company has started the commercial production and sale of three of these products.

4.C.      Organization Structure

See 4.A. “History and Development of the Company” for more information.

Name of subsidiary	Principal activity	Place of incorporation	Proportion of ownership interest and voting rights held
		and operation	December 31, 2017	December 31, 2016	December 31, 2015
Lingo Learning Inc.	Developer and publisher of English language learning print and audio-based products	Canada	100%	100%	100%
ELL Technologies Ltd.	English language learning multi-media & online training service	Canada	100%	100%	100%
ELL Technologies Limited	English language learning multi-media & online training service	U.K.	100%	100%	100%
Speak2Me Inc.	Free English language learning online service	Canada	100%	100%	100%
Parlo Corporation	Fee-based online English language learning training and assessment service	Canada	100%	100%	100%

4.D.      Property and Equipment

The Company’s executive offices are located in rented premises of approximately 4,270 sq. ft. at 151 Bloor Street West, Suite 703, Toronto, Ontario, M5S 1S4 Canada. The Company began occupying these facilities, through its subsidiary Lingo Learning Inc. in March 2006.

The Company’s Beijing representative offices are located in rented premises of approximately 2,174 sq. ft. at #55 Middle Road East Third Ring, Tower B, Fuli Twins Tower, Suite 1805, Chaoyang District Beijing, China, 100022

The Company has office equipment, furniture and computer equipment located in these offices and for the fiscal years ended December 31, 2017, 2016, 2015, 2014, and 2013, they have a net carrying value of $30,689, $27,488, $28,879, $24,806, and $31,926, respectively.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended December 31, 2017, December 31, 2016, and December 31, 2015 should be read in conjunction with the consolidated financial statements of the Company and the notes thereon.

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

Basis of Consolidation

The consolidated financial statements comprise the financial statements of the Company and its wholly owned subsidiaries controlled by the Company (the “Group”) as at December 31, 2017. Control exists when the Company is exposed to, or has the rights to variable returns from its involvement with the entity and has the ability to affect these returns through its power over the entity.

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

Comprehensive Income (loss)

Comprehensive income (loss) measures net earnings for the period plus other comprehensive income. Other comprehensive income (loss) consists of changes in equity from non-owner sources, such as changes to foreign currency translation adjustments of foreign operations during the period. Amounts reported as other comprehensive income are accumulated in a separate component of shareholders’ equity as accumulated other comprehensive income.

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

Operating Results

Financial information for the year ended December 31, 2017, 2016, 2015, and 2014 was prepared in accordance with IFRS as issued by the IASB.

Fiscal Year Ended December 31, 2017 vs. Fiscal Year Ended December 31, 2016

Revenues from print-based English language learning for the year ended December 31, 2017 were $1,688,571 compared to $1,738,800 for fiscal 2016, a decrease of 3%. This decrease is due to foreign exchange fluctuation, a decrease in both the Chinese RMB and the Canadian Dollar vs. the US Dollar.

Direct costs associated with publishing revenue are relatively modest and have been consistent throughout the years. The Company continues to maintain its relationship with Peoples’ Education Press and is investing in the development of its existing and new programs and marketing activities to maintain and increase its royalty revenues.

In 2017, Lingo Media generated $1,088,197 in online English language learning revenue as compared to $1,456,421 in 2016, a decrease of 25%. The decrease in revenue is a result of extended sales cycles in securing contracts and time shifting of the sales pipeline.

Selling, General and Administrative Costs

Selling, general and administrative expenses were $1,368,153 in fiscal 2017 compared to $1,364,736 for fiscal 2016. Selling, general and administrative expenses for the two segments are segregated below.

(i) Print-Based English Language Learning

Selling, general and administrative cost for print-based publishing decreased from $739,224 in 2016 to $679,905 in 2017 due to the decreases in sales, marketing and administration, travel, rent and corporate development offset against an increase in consulting fees and salaries, professional fees and an increase in government grants. The following is a breakdown of selling, general and administrative costs directly related to print-based English language learning:

For the Year Ended December 31	2017	2016
Sales, marketing & administration	$98,152	$185,511
Consulting fees & salaries	435,039	351,581
Travel	45,164	81,485
Premises	83,550	126,632
Corporate development	83,625	158,922
Professional fees	166,788	64,787
Less: Grants	(262,413)	(229,694)
	$679,905	$739,224

(ii) Online English Language Learning

Selling, general and administrative costs related to online English language learning was $688,248 for the year compared to $625,512 in 2016. Selling, general and administrative costs for this business unit increased in 2017 as compared to 2016, which included the increase of sales, marketing and administrative expenses, and professional fees.

For the Year Ended December 31	2017	2016
Sales, marketing & administration	$177,126	$29,001
Consulting fees and salaries	252,720	312,329
Travel	41,407	57,917
Premises	48,000	48,000
Corporate development	53,892	133,613
Professional fees	115,103	44,652
	$688,248	$625,512
Total Selling and Administrative Expenses	$1,368,153	$1,364,736

Government Grants

Lingo Media makes applications to the Canadian government for various types of grants to support its publishing and international marketing activities. Each year, the amount of any grant may vary depending on certain eligibility criteria (including prior year revenues) and the monies available to and the number of eligible candidates. These government grants are recorded as a reduction of general and administrative expenses to offset direct costs funded by the grant. During the year, the Company recorded $232,413 of such grants.

One government grant for the print-based English language learning segment is repayable in the event that the segment’s annual net income before tax for the current year and the previous two years exceeds 15% of revenue. During 2017 and 2016, the conditions for the repayment of grants did not arise and no liability was recorded.

One grant, relating to the Company’s “Development of Comprehensive, Interactive Phonetic English Learning Solution” project, is repayable semi-annually at a royalty rate of 2.5% per year’s gross sales derived from this project until 100% of the grant is repaid. No royalty was paid in 2017, 2016 or 2015 as no sales were generated from this project.

Segmented Information

Total comprehensive loss for the Company was $6,262,792 for the year ended December 31, 2017 as compared to a total comprehensive income of $124,420 in 2016. Total comprehensive loss can be attributed to the two operating segments as shown below:

Online English Language Learning	2017	2016
Revenue	$1,088,197	$1,456,421
Expenses:
Direct costs	134,695	167,597
General & administrative	688,248	625,512
Bad debt expense	732,254	-
Amortization of property & equipment	1,322	682
Amortization of development costs	1,051,928	1,003,485
Development costs	2,692,009	-
Loss on acquisition	80,818	-
Impairment loss – goodwill	139,618	-
Impairment – intangible assets	1,948,081	-
Income taxes and other taxes	180	805
	7,469,153	1,798,081
Segmented Loss - Online English Language Learning	$(6,380,956)	$(341,660)

Print-Based English Language Learning	2017	2016
Revenue	$1,688,571	$1,738,800
Expenses:
Direct costs	90,923	217,787
Selling, general & administrative	679,905	739,224
Amortization of property & equipment	5,322	6,615
Income taxes and other taxes	177,842	186,900
	$953,992	$1,150,526
Segmented Income – Print-Based English Language Learning	$734,579	$588,274
Total Segmented Profit (Loss)	$(5,646,377)	$246,614
Other
Foreign exchange	$(189,783)	$(146,500)
Interest and other financial expenses	(53,709)	(35,768)
Share-based compensation	(371,513)	-
Other comprehensive loss	(1,410)	60,173
	(616,415)	(122,194)
Total Comprehensive Income (Loss)	$(6,262,792)	$124,420

Share-Based Payments

The Company amortizes share-based payments with a corresponding increase to the contributed surplus account. During 2017, the Company recorded an expense of $371,513 compared to $Nil in 2016.

Foreign Exchange

The Company recorded foreign exchange loss of $189,783 as compared to $146,599 in 2016, relating to the Company's currency risk through its activities denominated in foreign currencies as the Company is exposed to foreign exchange risk as a significant portion of its revenue and expenses are denominated in Chinese Renminbi and US Dollars.

Income Tax Expense

The Company recorded a tax expense of $178,022 for the year ended December 31, 2017 compared to a tax expense of $187,705 in 2016. This tax is a withholding tax paid on revenues earned in China and repatriated outside of China.

Net Profit (Loss) for the Year

The Company reported a net loss of $6,261,382 for the year as compared to $64,247 in 2016. The loss per share is $0.18 per share and is primarily due to an impairment of intangible assets and goodwill of $2,087,700 and development costs of $2,692,009 in addition to recording an allowance for bad debts of $732,254. The impairment arose primarily as a result of the weakened market conditions on the forecast of the online English Language Learning segment.

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

ii) Online English Language Learning

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

Segmented Information

Total comprehensive income for the Company was $124,420 for the year ended December 31, 2016 as compared to a total comprehensive income of $2,374,699 in 2015. These gains can be attributed to the two operating segments and other financial costs as shown below:

Online English Language Learning	2016	2015
Revenue	$1,456,421	$2,954,614
Expenses:
Direct costs	167,597	276,049
Selling, general & administrative	625,512	337,756
Amortization of property & equipment	682	3,012
Amortization of development costs	1,003,485	721,720
Income taxes and other taxes	805	85
	$1,798,081	$1,338,622
Segmented Income (Loss) - Online English Language Learning	$(341,660)	$1,615,992

Print-Based English Language Learning
Revenue	$1,738,800	$1,971,121
Expenses:
Direct costs	217,787	106,822
Selling, general & administrative	739,224	721,947
Amortization of property & equipment	6,615	5,567
Income taxes and other taxes	186,900	310,204
	$1,150,526	$1,144,540
Segmented Income – Print-Based English Language Learning	$588,274	$826,581
Total Segmented Profit	$246,614	$2,442,573

Other Financial Items
Foreign exchange	$(146,599)	$399,314
Interest and other financial expenses	(35,768)	(158,792)
Share-based compensation	-	(151,038)
Other comprehensive income	60,173	(157,358)
	(122,194)	(67,874)
Total Comprehensive Income	$124,420	$2,374,699

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

5.B      Liquidity and Capital Resources

Financial information for the years ended December 31, 2017, 2016 and 2015 was prepared in accordance with IFRS as issued by the IASB.

As at December 31, 2017, the Company had cash of $327,434 as compared to $84,303 in 2016 and $409,022 in 2015. Accounts and grants receivable of $970,467 were outstanding at the end of 2017 as compared to $3,044,928 in 2016 and $1,961,534 in 2015. With 84% of its receivables from PEP and the balance due from ELL Technologies’ customers, the Company does not anticipate an effect on its liquidity. Total current assets amounted to $1,503,383 (2016 - $3,709,077, 2015 - $2,858,710) with current liabilities of $980,318 (2016 - $731,159, 2015 - $1,186,167) resulting in a working capital of $523,065 (2016 – $2,977,918, 2015 – $1,672,543).

5.C      Research and Development

During the years ended December 31, 2017, 2016 and 2015, respectively, the Company expended $Nil, $1,798,687, and $2,071,440 on intangibles, under the categories of “software and web development costs” and “content platform”. These expenditures in 2017, 2016, and 2015 were primarily directed at developing the ELL Technologies products for the international market.

5.D      Trend Information

Lingo Media believes that the global market trends in English language learning are strong and will continue to grow at a rapid pace. Developing countries around the world, specifically in Latin America and Asia are expanding their mandates for the teaching of English amongst students, young professionals and adults.

5.E      Off-Balance Sheet Arrangements

The Company has not entered into any off-balance sheet finance arrangements.

5.F      Tabular disclosure of contractual obligations

The Company has future minimum lease payments under operating leases for premises and equipment as follows:

2018	217,393
2019	212,734
2020	212,734
2021	37,256

The rent expense associated with operating lease for premise and equipment is recognized on a straight-line basis.

5.G. Safe Harbor

Portions of this Annual Report on Form 20-F may include "forward-looking statements" within the meaning of securities laws. These statements are made in reliance upon Sections 21E and 27A of the Securities Exchange Act of 1934, which involve known and unknown risks, uncertainties or other factors that could cause actual results to differ materially from the results, performance, or expectations implied by these forward-looking statements. These statements are based on management's current expectations and involve certain risks and uncertainties. Actual results may vary materially from management's expectations and projections and thus readers should not place undue reliance on forward-looking statements. The Company has tried to identify these forward-looking statements by using words such as "may," "should," "expect," "hope," "anticipate," "believe," "intend," "plan," "estimate" and similar expressions. The Company’s expectations, among other things, are dependent upon general economic conditions, the continued and growth in demand for its products, retention of its key management and operating personnel, its need for and availability of additional capital as well as other uncontrollable or unknown factors. No assurance can be given that the actual results will be consistent with the forward-looking statements. Except as otherwise required by US Federal securities laws, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason. See also under “ Forward Looking Statements” above.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.      Directors and Senior Management

Table No. 6

Directors and Senior Management

April 30, 2018

Name	Position	Age	Date of Election/ Appointment
Michael P. Kraft	President/CEO/Director	55	November 1996
Khurram Qureshi	CFO/Secretary/Treasurer	55	April 1997/December 2011
Gali Bar-Ziv	COO	46	June 2009
Jerry Grafstein	Director	83	September 2010
Tommy Weibing Gong	Director	50	September 2010
Martin Bernholtz	Director	55	August 2013
Robert Martellacci	Director		December 8, 2017

Michael P. Kraft is the Founder, President & CEO and Director of Lingo Media and has been since its inception in 1996.  He is also the President of MPK Inc. a management services and consulting business providing strategic planning, business development and corporate development since 1989. Mr. Kraft is the Chairman of Buckingham Group Limited, a small privately-owned merchant bank that has played a significant role in the capital formation strategy and financing as a principal of various emerging and growth enterprises and participated in financing these companies to become viable entities within their field. He is also a Co-Founder and Chairman of WeedMD Inc., the Founder of Internet of Things Inc., and Co-Founder & Chairman of Lingo Media Corporation.

Khurram R. Qureshi was the Chief Financial Officer of the Company from 1997 to July 2009, and was reappointed as such in December 2011. Mr. Qureshi received a Bachelor of Administrative Studies from York University in 1987 and received the Chartered Accountant designation in 1990. Mr. Qureshi is also a partner at CQK Chartered Accountants LLP.

Gali Bar-Ziv brings more than 15 years of management and entrepreneurial experience, including financing, mergers and acquisitions, strategic planning, channel development and corporate development with extensive international experience in Israel, China and Latin America. Mr. Bar-Ziv profitably grew a sale, marketing and distribution start-up to sales growth of more than 700% year over year. He also successfully turned around the largest service division of a $300 million financial services company while at Fairfax Financial. Mr. Bar-Ziv holds a Bachelor of Law (LL.B) degree from the University of London and an MBA in Strategic and Entrepreneurial studies from the Schulich School of Business in Toronto.

The Hon. Jerry S. Grafstein, Q.C., holds degrees from the University of Western Ontario and the University of Toronto and has taught the Bar Admission Course at Osgoode Hall. Mr. Grafstein serves as counsel emeritus at Minden Gross LLP in Toronto and practices corporate finance and communication law. Mr. Grafstein devotes most of his business time to technology start-ups in Canada, the U.S. and Latin America. Mr. Grafstein has wide-ranging legal and business experience in all aspects of media. He was a co-founder of a range of media companies, focusing on broadcasting, cable, communications, film production and public enterprises in Canada, the U.S., the U.K., and South America. Mr. Grafstein recently co-founded online news sites from Canada, the U.S., the U.K., Brazil, China, Russia, Africa, Europe and the Mideast. In addition to his media experience, Mr. Grafstein advised several key government ministries, including Transportation, External Affairs, Consumer and Corporate Affairs and Justice. He was appointed to the Senate of Canada in 1984 by then Prime Minister Pierre Elliott Trudeau and served on all Senate Committees, including: Foreign Affairs; Legal and Constitutional Affairs; and (as Chairman) Senate Banking, Trade and Commerce. While in the Senate, Mr. Grafstein was a long serving Co-Chair of the Canada-United States Inter-Parliamentary Group, and a long serving senior officer of the Organization for Security and Co-Operation in Europe Parliamentary Assembly (OSCE PA). He retired from the Senate on January 1, 2010.

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

Martin Bernholtz, BBA, CA is the Chief Financial Officer of Kerbel Group Inc. since 1988, an integrated construction and land development company. In this capacity, he is responsible for strategy, finance, accounting, taxation and personnel. Mr. Bernholtz has considerable sophisticated business experience in real estate, finance and public markets. He graduated with a Bachelor degree in Business Administration from York University in 1981 and became a Chartered Accountant in 1984. While in practice at Laventhol & Horwath and at BDO Dunwoody, Mr. Berholtz gained considerable experience in the business valuation and litigation support areas. He is a director of several TSX Venture Exchange listed companies including Covalon Technologies Limited, Selectcore Limited, Titan Medical Devices Inc., Continental Precious Metals Inc., KGIC Inc. , Imex Systems Inc., and NanoStruck Technologies Inc. listed on Canadian Securities Exchange.

Robert Martellacci is founder and President, MindShare Learning Technology since 2002 and President and Co-Founder, C21 Canada—Canadians for 21st Century Learning & Innovation. He has over 25 years of expertise in the learning and technology field as an administrator at York University & Country Manager, TLC Canada School Division and MLS. Mr. Martellacci served on the President’s Task Force on the College System at York University. His board appointments include: Past Chair, Canadian eLearning Enterprise Alliance and board member York University Institute on Learning Technology. Mr. Martellacci was also appointed to the ICTC Task Force on Driving Change Education and Skills DigitalTalent2020. Mr. Martellacci was awarded the 2016 Chair’s Global Best Partnership Award for outstanding work nationally and internationally for taking a leadership role in forging strategic partnerships between industry and education. He is also founder and CEO of MindShare WorkSpace, a coworking/innovation space on a mission to redefine the future of work and learning. Mr. Martellacci is a graduate of Pepperdine University with a Masters degree in Educational Technology.

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

Summary Compensation Table

			Share-	Option-	Non-equity incentive plan compensation
Name and principal position	Year	Salary ($)	based awards ($)	based awards ($)(2)	Annual incentive plans	Long-term incentive plans(3)	Pension Value ($)	All other compensation ($)(1)	Total compensation ($)
Michael P. Kraft	2017	120,000	Nil	100,000	Nil	Nil	Nil	25,854	245,854
President, Chief	2016	120,000	Nil	Nil	Nil	Nil	Nil	134,198	254,198
Executive Officer and Director	2015	132,500	Nil	Nil	Nil	Nil	Nil	24,191	156,691

Gali Bar-Ziv	2017	150,000	Nil	100,000	Nil	Nil	Nil	37,844	287,844
Chief Operating	2016	150,000	Nil	Nil	Nil	Nil	Nil	42,898	192,898
Officer	2015	139,500	Nil	Nil	Nil	Nil	Nil	94,167	233,667

Khurram	2017	60,000	Nil	50,000	Nil	Nil	Nil	Nil	110,000
Qureshi	2016	60,000	Nil	Nil	Nil	Nil	Nil	7,500	67,500
Chief Financial Officer	2015	60,000	Nil	Nil	Nil	Nil	Nil	Nil	60,000

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

The Kraft Consulting Agreement provides for an initial term of twenty-four (24) months to begin on January 1, 2008 and was renewed in September 2009, 2011, 2013, 2015 and 2017. (The Kraft Consulting Agreement and Amendment provide that the Company pay MPK Inc. an aggregate of $38,000 plus applicable HST for the Applicable Period. In consideration of the Consultant agreeing to a reduction of consulting fees from $180,000 to $150,000. A further reduction was taken in 2013, from $150,000 to $38,000. The Company agrees to pay the Consultant a cash bonus in the amount of $100,000 upon completion of a merger or acquisition as approved by the board of directors or if the Company’s market capitalization increases from approximately $3,000,000 to $6,000,000.) Further, beginning on January 1, 2014, the Kraft Consulting Agreement resumed to $150,000 per year. A further amendment was entered into whereby the monthly consulting fees were reduced from $12,500 to $10,000 as of June 1, 2015. In addition to providing an allowance for a health plan, the Kraft Consulting Agreement also provides for an automobile allowance of up to $1,500 per month.

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

Khurram Qureshi

The Corporation has entered into a consulting agreement (the “Qureshi Consulting Agreement”) dated as of August 1, 2011 with CQK Chartered Accountants LLP (“CQK”), to provide the services of Khurram Qureshi as Chief Financial Officer of the Corporation. CQK Chartered Accountants LLP is a partnership where Mr. Qureshi is a senior partner.

The Qureshi Consulting Agreement provided for an initial term of 12 months to begin on August 1, 2011, and automatically renews for subsequent one-year terms unless terminated in accordance with its terms. The Corporation pays to CQK a base consulting fee of $5,000 per month, plus applicable HST. Mr. Qureshi is eligible for reimbursement for certain expenses properly incurred in connection with the Corporation’s business. Mr. Qureshi is eligible to receive annual incentive bonuses and grants stock of options pursuant to the Option Plan from time to time, in each case at the discretion of the Board. The Qureshi Consulting Agreement also provides that the Corporation will provide to Mr. Qureshi extended health benefits.

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

2.

The Bar-Ziv Consulting Agreement may be terminated by the Company by giving written notice to the Consultant and the Company shall pay to the Consultant, all amounts due and owing up to the effective date of termination and a settlement amount equal to nine (9) months of compensation at the rate of compensation payable to the Consultant immediately prior to the effective date of termination.

The Consultant is subject to a nine month non-compete period following the termination of the Bar-Ziv Consulting Agreement.

Khurram Qureshi

1.	Mr. Qureshi may terminate the Qureshi Consulting Agreement upon 90 days’ written notice to the Corporation and the Corporation shall pay to CQK Chartered Accountants LLP all amounts due and owing up to the effective date of termination. The Corporation shall pay to CQK Chartered Accountants LLP all amounts due and owing up to the effective date of termination, and a settlement amount equal to three months’ compensation at the rate of compensation payable within 30 days of the termination date.

2.

The Corporation may terminate the Qureshi Consulting Agreement for convenience by giving written notice to CQK Chartered Accountants LLP and payment by the Corporation of all amounts due and owing up to the effective date of termination plus a settlement amount equal to three months’ compensation at the rate of compensation payable to CQK Chartered Accountants LLP within 30 days of the termination date.

Other Compensation

Except as set forth above under “Summary Compensation Table”, no Executive Officer/Director received “other compensation” in excess of the lesser of US$10,000 or 10% of such officer's cash compensation, and all Executive Officers/Directors as a group did not receive other compensation which exceeded US$10,000 times the number of persons in the group or 10% of the compensation.

Bonus/Profit Sharing/Non-Cash Compensation

Except for the stock option program discussed in ITEM #6.E, the Company also agreed to enable Gali Bar-Ziv to participate in the Company’s sales commission program, pursuant to which Mr. Bar-Ziv is to receive 7% of net revenue for business initiative, 2% of net revenue for direct influence, other discretionary bonus by the board if applicable.

Pension/Retirement Benefits

No funds were set aside or accrued by the Company during fiscal 2017 to provide pension, retirement or similar benefits for Directors or Executive Officers.

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

The Audit Committee assists the Board in its oversight of: (i) the integrity of the financial reporting of the Company; (ii) the independence and performance of the Company's external auditors; and (iii) the Company's compliance with legal and regulatory requirements. The members of the Audit Committee during the past fiscal year were Martin Bernholtz (Chairman), Tommy Weibing Gong, and Michael Kraft, Messrs. Bernholtz and Gong being independent as defined in the Guidelines. Following the 2017 shareholder meeting, the Committee was comprised of Martin Bernholtz (Chairman), Robert Martellacci, and Michael Kraft, with Messrs. Bernholtz and Martellacci being independent as defined in the Guidelines.

The Compensation Committee assists the Board in fulfilling its obligations relating to human resource and compensation matters of the Company and its subsidiaries and to establish a plan for the continuity and development of senior management. The members of the Compensation Committee during the past fiscal year were Martin Bernholtz (Chairman), Jerry Grafstein, and Tommy Weibing Gong, all being independent as defined in the Guidelines. Following the 2017 shareholder meeting, the Committee was comprised of Jerry Grafstein (Chairman), Martin Bernholtz, and Robert Martellacci, all being independent as defined in the Guidelines.

The Corporate Governance and Nominating Committee assists the Board by: (i) developing, reviewing and planning the Company's approach to corporate governance issues, including developing a set of corporate governance principles and guidelines specifically applicable to the Company; (ii) identifying and recommending to the Board potential new nominees to the Board; (iii) monitoring management's succession plan for the Chief Executive Officer (the "CEO") and other senior management; and (iv) overseeing enforcement of and compliance with the Company's proposed Code of Business Conduct. The members of the Corporate Governance Committee during the past fiscal year were Messrs. Grafstein (Chairman), Bernholtz and Kraft, Messrs. Grafstein and Bernholtz being independent directors as defined in the Guidelines. Following the 2017 shareholder meeting, the Committee was comprised of Grafstein (Chairman), Bernholtz, and Tommy Gong all being independent as defined in the Guidelines.

6.E.      Share Ownership

Table No. 7 lists, as of April 30, 2018, Directors and Executive Officers who beneficially own the Company's voting securities and the amount of the Company's voting securities owned by the Directors and Executive Officers as a group. Table No. 7 includes all persons/companies where the Company is aware that they have 5% or greater beneficial interest in the Company’s securities.

Table No. 7

Shareholdings of Directors and Executive Officers

Shareholdings of 5% Shareholders

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)		Percent of Class
Common	Michael P. Kraft(2)(3)	2,804,950	(5)	7.89%
Common	Khurram Qureshi	38,606	(6)	*
Common	Gali Bar-Ziv	242,864	(7)	*
Common	Martin Bernholtz (2)(3)(4)	230,000	(8)	*
Common	Tommy Gong(4)	[nil]	(9)	*
Common	Jerry Grafstein(3)(4)	900,000	(10)	2.53%
Common	Robert Martellacci(2)(3)	[nil]	(11)
Common	Global Telecom Holding SAE	2,857,143		8.04%
As a group (8 parties)		7,145,125		19.91%

* Less than 1%.

(1)	The information as to voting securities beneficially owned, controlled or directed, not being within the knowledge of the Company, has been furnished by the respective individuals.
(2)	Member of the Audit Committee.
(3)	Member of the Compensation Committee.
(4)	Member of the Corporate Governance and Nominating Committee.
(5)	Of such shares, 95,636 are held in Mr. Kraft's RRSP and 2,676,512 are held by Buckingham Group Limited, a company controlled by Mr. Kraft. Mr. Kraft also holds options and to purchase up to an additional 1,000,000 common shares of the Company.
(6)	Of such shares, 38,606 are held in Mr. Qureshi’s RRSP. Mr. Qureshi also holds options to purchase up to 500,000 common shares of the Company.
(7)	Of such shares, 2,000 are held in Mr. Bar-Ziv's RRSP, and 240,864 are held by Busy Babies Inc., a company controlled by Mr. Bar-Ziv. Mr. Bar-Ziv also holds options to purchase up to an additional 1,000,000 common shares of the Company.
(8)	Of such shares, 100,000 are held by Accretive Capital Corp, a company controlled by Mr. Bernholtz. Mr. Bernholtz also holds options to purchase up to an additional 470,000 common shares of the Company.
(9)	Tommy Gong holds options to purchase up to 290,000 common shares of the Company.
(10)	Of such shares, 900,000 are held by New Court Corporation, a company controlled by Mr. Grafstein. New Court Corporation also holds options to purchase up to an additional 450,000 common shares of the Company.
(11)	Robert Martellacci holds options to purchase up to 80,000 common shares of the Company.

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

Company Stock Option Plan

The Board has approved an amended stock option plan (the "Stock Option Plan") on November 3, 2017 whereby options may be granted to directors, officers, employees, consultants of the Company and its subsidiaries. The number of shares which may be reserved for issuance under the Stock Option Plan is limited to 7,105,838 common shares, representing approximately 20% of the issued and outstanding common shares of the Company as at November 3, 2017.

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

As of the date hereof, options to purchase an aggregate of 3,999,000 common shares are outstanding under the Stock Option Plan.

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in the Table below as of April 30, 2018, as well as the number of options granted to Directors and officers as a group.

Stock Options Outstanding

Expressed in Canadian Dollars

	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date
Michael P. Kraft President, Chief Executive Officer and Director	1,000,000	0.20	December 12, 2020
Gali Bar-Ziv Chief Operating Officer	1,000,000	0.20	December 12, 2020
Khurram Qureshi Chief Financial Officer	500,000	0.20	December 12, 2020
Jerry Grafstein Director	450,000	0.20	December 12, 2020
Tommy Weibing Gong Director	290,000	0.20	December 12, 2020
Robert Martellacci Director	80,000	0.20	December 12, 2020
Martin Bernholtz Director	470,000	0.20	December 12, 2020

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.         Major Shareholders

7.A.1.a.  Holdings By Major Shareholders

Refer to ITEM #6.E.

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings

None.

7.A.1.c.  Different Voting Rights

None.

7.A.2.  Canadian Share Ownership

As of April 30, 2018, the Company’s registered shareholders’ list showed 35,529,192 common shares outstanding with 31 registered shareholders, with 32,082,315 shares owned by 20 shareholders residing in Canada, 425,576 shares owned by 5 registered shareholders in US and 3,021,301 shares owned by 6 foreign registered shareholders.

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

(a)	The Company charged $52,001 (2016 - $33,020, 2015 - $8,000) to corporations with one director in common for rent, administration, office charges and telecommunications.

(b)

Key management compensation was $360,023 (2016 – $480,577, 2015 – $424,111) and is reflected as management fees and commissions paid to corporations owned by a director and officers of the Company, of which, $3,121 (2016 -$Nil, 480,577) is unpaid and included in accounts payable and accrued liabilities. Options granted to key management during the year are $508,000 (2016 - $Nil, 2015 - $Nil).

(c)

At the year end, the Company had loans payable bearing interest at 12% per annum due to corporations controlled by directors and officers of the Company in the amount of $150,000 (2016 - $50,000, 2015 - $480,000). Interest expense related to these loans is $4,586 (2016 - $351, 2015 - $43,200).

Other than as disclosed above, there have been no transactions since December 31, 2017 or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest. Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

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

Audited Financial Statements for Fiscal 2017 and Fiscal 2016

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

Table No. 9

TSX Venture Exchange

Common Shares Trading Activity

Period		Sales -- Canadian Dollars
Ended	Volume	High	Low	Close
Monthly
March 2018	183,100	0.14	0.12	0.13
February 2018	178,900	0.16	0.12	0.13
January 2018	746,500	0.18	0.15	0.16
December 2017	824,300	0.20	0.16	0.17
November 2017	1,387,300	0.21	0.17	0.18
October 2017	1,228,200	0.33	0.19	0.19
September 2017	-	0.33	0.33	0.33
August 2017	318,600	0.33	0.28	0.33
July 2017	746,000	0.31	0.27	0.31
June 2017	3,466,000	0.36	0.23	0.27
May 2017	3,089,600	0.28	0.22	0.24
April 2017	2,074,200	0.38	0.28	0.28

Yearly
12/31/2017	20,076,100	0.39	0.16	0.17
12/31/2016	35,450,000	1.19	0.185	0.225
12/31/2015	26,356,600	0.94	0.1	0.93
12/31/2014	1,887,900	0.25	0.07	0.11
12/31/2013	2,395,000	0.27	0.08	0.11

Quarterly
3/31/2018	1,108,500	0.18	0.12	0.13
12/31/2017	3,439,800	0.33	0.16	0.17
9/30/2017	1,064,600	0.33	0.27	0.33
6/30/2017	8,629,800	0.38	0.22	0.27
3/31/2017	6,940,000	0.395	0.19	0.375
12/31/2016	10,530,000	0.54	0.185	0.225
9/30/2016	6,080,000	0.66	0.38	0.54
6/30/2016	13,850,000	1.19	0.45	0.57
3/31/2016	4,990,700	0.97	0.61	0.86
12/31/2015	12,823,300	0.94	0.37	0.93
9/30/2015	11,956,000	0.60	0.22	0.38
6/30/2015	1,086,300	0.26	0.10	0.26

The Company's shares became quoted for trading on the OTC Market on January 22, 2014. OTC Markets halted trading in the Company’s shares on August 29, 2017 because of a regulatory trading halt placed by the TSX Venture Exchange. While the TSX Venture Exchange has released its regulatory halt of trading, OTC Markets has not yet done so.

Table No.10 lists the volume of trading and high, low and closing sales prices on the OTC Market for the Company's common shares for the last 12 months, the last twelve fiscal quarters; and the last five fiscal years.

Table No. 10

OTC Markets

Common Shares Trading Activity

Period		Period Sales -- US Dollars
Ended	Volume	High	Low	Close
Monthly
March 2018	714	0.13	0.09	0.09
February 2018	-	0.13	0.13	0.13
January 2018	-	0.13	0.13	0.13
December 2017	101,000	0.13	0.13	0.13
November 2017	9,100	0.18	0.13	0.13
October 2017	20,000	0.24	0.18	0.18
September 2017	1,500	0.24	0.23	0.24
August 2017	68,000	0.24	0.21	0.23
July 2017	76,000	0.26	0.21	0.24
June 2017	138,320	0.26	0.16	0.26
May 2017	77,900	0.20	0.16	0.16
April 2017	90,534	0.28	0.22	0.22

Yearly
12/31/2017	854,134	0.29	0.13	0.13
12/31/2016	52,730	0.759	0.126	0.253
12/31/2015	1,551,800	0.67	0.09	0.67
12/31/2014	18,400	0.12	0.08	0.12
12/31/2013	29,600	0.26	0.07	0.10

Quarterly
3/31/2018	714	0.13	0.09	0.09
12/31/2017	130,100	0.24	0.13	0.13
9/30/2017	145,500	0.26	0.21	0.24
6/30/2017	306,754	0.28	0.16	0.26
3/31/2017	-	0.258	0.129	0.253
12/31/2016	47,730	0.34	0.126	0.141
9/30/2016	-	0.409	0.239	0.314
6/30/2016	5,000	0.759	0.367	0.367
03/31/2016	207,500	0.70	0.43	0.56
12/31/2015	866,100	0.67	0.29	0.67
09/30/2015	602,500	0.34	0.17	0.28
06/30/2015	83,200	0.20	0.19	0.19

The Company's common shares became quoted for trading on the Berlin-Bremen Stock Exchange on August 20, 2003. No trades of the Company's common shares have taken place on the Berlin-Bremen Stock Exchange to this date.

9.A.5.     Common Share Description

Not Applicable

9.C.        Stock Exchanges Identified

The common shares trade on the TSX Venture Exchange, OTC Market and are quoted for trading on the Berlin-Bremen Stock Exchange.

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

Subject to the Provisions of the Business Corporations Act, any consent or approval given by the holders of Preferred Shares as a class shall be deemed to have been sufficiently given if it shall have been given in writing by the holders of at least sixty-six and two-thirds percent (66²/³%) of the outstanding Preferred Shares or by a resolution passed at a meeting of holders of Preferred Shares duly called and held upon not less than fifteen days’ notice at which the holders of at least a majority of the outstanding Preferred Shares are present or are represented by proxy and carried by the affirmative vote of not less than sixty-six and two-thirds percent of the votes cast at such meetings, in addition to any other consent or approval required by the Business Corporation Act. If at any such meeting the holders of a majority of the outstanding Preferred Shares are not present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting shall be adjourned to such date not less than fifteen days thereafter and to such time and place as may be designated by the Chairman, and not less than ten days’ written notice shall be given of such adjourned meeting. At such adjourned meeting, the holders of the Preferred Shares present or represented by proxy may transact the business for which the meeting was originally convened and a resolution passed by the affirmative vote of not less than sixty-six and two-thirds percent of the votes cast at such meeting shall constitute the consent or approval of the holders of Preferred Shares. On every poll taken at every meeting, every holder of Preferred Shares shall be entitled to one vote in respect of each share held. Subject to the foregoing, the formalities to be observed in respect of the giving or waiving of notice of any such meeting and the conduct thereof shall be those from time to time prescribed in the Bylaws of the Corporation with respect to meetings of shareholders. Any consent or approval given by the holders of Preferred Shares or a series as a class shall be deemed to have been sufficiently given if in the same manner as provided herein regarding holders of Preferred Shares as a class.

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

10.I.      Subsidiary Information

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

A 10% strengthening of the US dollars against Canadian dollars would have increased the net equity by approximately $67,000 (2016 - $294,858) due to reduction in the value of net liability balance. A 10% of weakening of the US dollar against Canadian dollar at December 31, 2017 would have had the equal but opposite effect. The significant financial instruments of the Company, their carrying values and the exposure to other denominated monetary assets and liabilities, as of December 31, 2017 are as follows:

US Denominated
USD
Cash	122,319
Accounts receivable	518,999
Accounts payable	104,225

The carrying values and the exposure to other denominated monetary assets and liabilities as of December 31, 2016 are as follows:

	US Denominated	China Denominated	Euro Denominated
	USD	RMB	Euro
Cash	17,702	1,786	-
Accounts receivable	2,247,036	-	-
Accounts payable	88,235	-	-

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

	RMB	USD	USD	USD	USD
		At 12/31/2017	+0.05	+0.10	+0.15
Year-end Exchange Rate For 1 RMB to USD		0.1537	0.1614	0.1691	0.1768
Annual Revenue from China	8,465,961	1,301,218	1,366,279	1,431,340	1,496,401
Accounts Receivable	7,558,410	1,161,728	1,219,814	1,277,900	1,335,987

	USD	CAD	CAD	CAD	CAD
		Year 2017	+0.05	+0.10	+0.15
Average Annual Exchange Rate for 1 USD to CAD		1.2986	1.3635	1.4285	1.4934
Annual Revenue from China	1,272,501	1,652,470	1,735,093	1,817,716	1,900,340

	USD	CAD	CAD	CAD	CAD
		At 12/31/2017	+0.05	+0.10	+0.15
Year-end Exchange Rate for 1 USD to CAD		1.2545	1.3172	1.3800	1.4427
Cash	122,319	153,449	161,121	168,794	176,467
Accounts Receivable	518,999	651,084	683,638	716,193	748,747
Accounts Payable	104,225	130,750	137,288	143,825	150,363

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

Recent Accounting Pronouncements

The following pronouncements issued by the IASB and interpretations published by IFRIC will become effective for annual periods beginning on or after January 1, 2018

Effective for Periods Beginning on or after January 1, 2018

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

15.B. IFRS 15 — Revenue from Contracts with Customers is required to be applied retrospectively for annual periods beginning on or after January 1, 2018.

On January 1, 2018, the Company will adopt on a fully retrospective basis the new rules under IFRS 15 which specifies how and when an entity should recognize revenue as well as requiring such entities to provide users of financial statements with more informative disclosures. The standard provides a single, principles-based, five-step model to be applied to all contracts with customers.

In addition, under IFRS 15, certain costs, mainly sales commissions, to obtain a contract will be capitalized and amortized as operating expenses over the contract term or over the period of time the customer is expected to remain a customer of the Company.  Currently, such costs are expensed as incurred.  The Company will capitalize these costs and subsequently amortize the capitalized costs over a period of time that is consistent with the transfer of the related good or service to the customer. Capitalized costs, net of accumulated amortization, will be included in “Prepaid expenses and other current assets” on our consolidated balance sheets. If the incremental cost incurred exceeds payments made, the accrued cost will be included in “Accrued expenses and other liabilities”.

The retroactive adoption of IFRS 15 will have no material impact to the consolidated financial statements.

IFRS 9 — Financial Instruments is required to be applied retrospectively for annual periods beginning on or after January 1, 2018.

On January 1, 2018, the Company will adopt the new rules under IFRS 9 which simplifies the measurement and classification of financial assets by reducing the number of measurement categories in IAS 39, Financial Instruments: Recognition and Measurement. The new standard also provides for a fair value option in the designation of a non-derivative financial liability and its related classification and measurement, as well as for a new hedge accounting model more closely aligned with risk-management activities undertaken by entities.

The adoption of IFRS 9 will have no material impact on the consolidated financial statements.

ITEM 16.      RESERVED

ITEM 16A.     AUDIT COMMITTEE FINANCIAL EXPERT

During the past fiscal year, the members of the audit committee (the "Audit Committee") were Martin Bernholtz ("Chairman"), Tommy Weibing Gong and Michael Kraft, of whom Martin Bernholtz and Tommy Gong are independent. Martin Bernholtz is an audit committee financial expert and was succeeded as Chairman in August 2013. Each member of the Audit Committee is financially literate as defined by MI 52-110.

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

ITEM 16B.     CODE OF ETHICS

The Company has adopted a “Code of Conduct”, the text of such code is available through its internet website, www.lingomedia.com .

ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES

Nature of Services	Fees Paid to Auditor Year-ended December 31, 2017	Fees Paid to Auditor Year-ended December 31, 2016	Fees Paid to Auditor Year-ended December 31, 2015
Audit Fees (1)	85,818	$84,370	$66,543
Audit-Related Fees (2)	17,336	7,800	7,800
Tax Fees (3)	4,500	9,414	2,000
All Other Fees (4)	Ni	Nil	Nil
Total	107,653	$101,584	$76,343

Notes:

(1)	"Audit Fees" include fees necessary to perform the annual audit and any quarterly reviews of the Company's financial statements

(2)	"Audit-Related Fees" include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

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

Audited Financial Statements

Auditor's Report, dated April 30, 2018

Consolidated Balance Sheets at December 31, 2017 and December 31, 2016

Consolidated Statements of Comprehensive Income

for the years ended December 31, 2017, 2016, and 2015

Consolidated Statements of Changes in Equity

for the years ended December 31, 2017, 2016, and 2015

Consolidated Statements of Cash Flows

for the years ended December 31, 2017, 2016, and 2015

Notes to Financial Statements

ITEM 19.      EXHIBITS

1.1	Certificates of Incorporation, incorporated by reference from the Lingo Media Inc. F-1 Registration Statement filed August 20, 2002.
1.2	Articles of Amendment incorporated by reference from the Lingo Media Inc. F-1 Registration Statement filed February 24, 2003.
1.3	By-Laws/Articles

a.	Amended By-Laws of the Company incorporated by reference from the Lingo Media Corporation Form 20-F/A filed February 17, 2012.

12.1.	Certificate of the CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2.	Certificate of the CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certificate of the CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS	XBRL Instance
101.SCH	XBRL Extension Schema
101.CAL	XBRL Extension Calculation
101.DEF	XBRL Extension Definition
101.LAB	XBRL Extension Label
101.PRE	XBRL Extension Presentation

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused this annual report to be signed on its behalf.

LINGO MEDIA CORPORATION

By:	/s/ Michael Kraft

Michael P. Kraft
President and Chief Executive Officer

By:	/s/Khurram Qureshi

Khurram R. Qureshi
Chief Financial Officer
May 15, 2018

LINGO MEDIA CORPORATION

Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

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

RSM Canada LLP, an independent firm of Chartered Professional Accountants, is appointed by the Audit Committee of the Board to audit the consolidated financial statements and report directly to them; their report follows. The external auditors have full and free access to, and meet periodically and separately with, both the Audit Committee and management to discuss their audit findings.

April 30, 2018

/s/ Michael Kraft	/s/ Khurram Qureshi
President & CEO	Chief Financial Officer

INDEPENDENT AUDITORS' REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the board of directors of Lingo Media Corporation

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Lingo Media Corporation and its subsidiaries (collectively the "Company"), which comprise the consolidated balance sheets as at December 31, 2017 and December 31, 2016, the consolidated statements of comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2017 and the related notes, comprising a summary of signifcant accounting policies and other explanatory information (collectively referred to as the "consolidated financial statements").

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and December 31, 2016, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2017, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

Management's Responsibility for the Consolidated Financial Statements

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

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conduced our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Those standards also require that we comply with ethical requirements, including independence. We are required to be independent with respect to the Company in accordance with the ethical requirement that are relevant to our audit of the consolidated financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We are a public accounting firm registered with the PCAOB.

An audit includes performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include obtaining and examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to error or fraud. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances.

An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

THE POWER OF BEING UNDERSTOOD

AUDIT | TAX | CONSULTING

RSM Canada LLP is a limited liability partnership that provides public accounting services and is the Canadian member firm of RSM International, a global network of independent audit, tax, and consulting firms. Visit rsmcanada.com/aboutus for more information regarding RSM Canada LLP and RSM International.

2

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

/S/RSM Canada LLP

Chartered Professional Accountants
Licensed Public Accountants

April 30, 2018

Toronto, Ontario

We have served as the Company's auditor since 2008.

LINGO MEDIA CORPORATION

Consolidated Financial Statements

As at December 31, 2017 and December 31, 2016

4

LINGO MEDIA CORPORATION

Consolidated Balance Sheets

(Expressed in Canadian Dollars, unless otherwise stated)

As at December 31, 2017 and December 31, 2016

	Notes	December 31, 2017	December 31, 2016

ASSETS

Current Assets

Cash		$327,434	$84,303
Accounts and grants receivable	6	970,467	3,044,928
Prepaid and other receivables		205,482	579,846
		1,503,383	3,709,077
Non-Current Assets

Long-term deposit		-	300,000
Property and equipment	7	30,689	27,488
Intangibles	8	-	3,000,009
Goodwill	9	-	139,618
TOTAL ASSETS		$1,534,072	$7,176,192

LIABILITIES AND EQUITY

Current Liabilities

Accounts payable		488,636	273,750
Accrued liabilities		155,156	249,736
Lease inducement		36,526	57,673
Loans payable	11	300,000	150,000
		980,318	731,159

Equity

Share capital	12	21,914,722	21,914,722
Share-based payment reserve	13	3,792,678	3,421,165
Accumulated other comprehensive income		(303,447)	(302,037)
Deficit		(24,850,199)	(18,588,817)
TOTAL EQUITY		553,754	6,445,033
TOTAL LIABILITIES AND EQUITY		$1,534,072	$7,176,192

Commitments and contingency	22

The accompanying notes are an integral part of these consolidated financial statements.

These consolidated financial statements are authorized for issue by the Board of Directors on April 30, 2018.

/s/ Michael Kraft	/s/ Martin Bernholtz
Director	Director

LINGO MEDIA CORPORATION

Consolidated Statements of Comprehensive Income (Loss)

For the years ended December 31, 2017, 2016 and 2015 (Expressed in Canadian Dollars, unless otherwise stated)

	Notes	2017	2016	2015
Revenue		$2,776,768	$3,195,221	$4,925,735
Expenses
Selling, general and administrative		1,368,153	1,364,736	1,059,703
Amortization – intangibles	8	1,051,928	1,003,485	721,720
Bad debt		732,254	-	-
Direct costs		225,618	385,384	382,871
Development costs		2,692,009	-	-
Share-based payments	13	371,513	-	151,038
Loss on acquisition	10	80,818	-	-
Impairment loss – goodwill	9	139,618	-	-
Impairment loss – intangible assets	8	1,948,082	-	-
Depreciation – property and equipment	7	6,644	7,297	8,579
Total Expenses		8,616,636	2,760,902	2,323,911
Income /(Loss) from Operations		(5,839,868)	434,319	2,601,824
Net Finance Charges
Interest expense		53,709	35,768	158,792
Foreign exchange loss (gain)		189,783	146,599	(399,314)
Profit / (Loss) Before Income Tax		(6,083,360)	251,952	2,842,346
Income tax expense	16	178,022	187,705	310,289
Net Profit / (Loss) for the Year		(6,261,382)	64,247	$2,532,057

Other Comprehensive Income

Items that may be subsequently transferred to net profit (loss) exchange differences on translating foreign operations gain (loss)		(1,410)	60,173	(157,358)
Total Comprehensive Income (Loss)		$(6,262,792)	$124,420	$2,374,699
Earnings (Loss) per Share
Basic	15	$(0.18)	$0.00	$0.10
Diluted	15	$(0.18)	$0.00	$0.09
Weighted Average Number of Common Shares Outstanding
Basic	15	35,529,192	33,987,383	26,288,889
Diluted	15	35,529,192	34,951,693	29,083,740

The accompanying notes are an integral part of these consolidated financial statements.

LINGO MEDIA CORPORATION

Consolidated Statements of Changes in Equity

For the years ended December 31, 2017, 2016 and 2015

(Expressed in Canadian Dollars, unless otherwise stated)

	Issued Share Capital (Note 12)		Share-Based Payment Reserve	Warrants	Accumulated Other Comprehensive Income	Deficit	Total Equity
	Number of common shares	Amount
Balance as at January 1, 2015	22,379,177	$18,162,347	$2,578,380	$1,393,202	$(204,852)	$(21,185,121)	$743,956
Profit for the year	-	-	-	-	-	2,532,057	2,532,057
Other comprehensive loss	-	-	-	-	(157,358)	-	(157,358)
Private Placement	5,000,000	500,000	-	-	-	-	500,000
Warrants issuance (Note 12(b))	-	(70,230)	-	70,230	-	-	-
Warrants exercise	1,700,000	236,300	-	(23,800)	-	-	212,500
Stock option exercise	439,166	98,971	(34,380)	-	-	-	64,591
Share-based payment charged to operations	-	-	151,038	-	-	-	151,038
Balance as at December 31, 2015	29,518,343	$18,927,388	$2,695,038	$1,439,632	$(362,210)	$(18,653,064)	$4,046,784
Profit for the year	-	-	-	-	-	64,247	64,247
Other comprehensive gain	-	-	-	-	60,173	-	60,173
Warrant exercise (note 12 (d))	5,711,683	2,904,840	-	(683,578)	-	-	2,221,262
Expired Warrant	-	-	756,054	(756,054)	-	-	-
Stock option exercise (note 12 (c))	299,166	82,494	(29,927)	-	-	-	52,567
Balance as at December 31, 2016	35,529,192	$21,914,722	$3,421,165	$-	$(302,037)	$(18,588,817)	$6,445,033
Loss for the year	-	-	-	-	-	(6,261,382)	(6,261,382)
Other comprehensive loss	-	-	-	-	(1,410)	-	(1,410)
Share-based payments charged to operations	-	-	371,513	-	-	-	371,513
Balance as at December 31, 2017	35,529,192	$21,914,722	$3,792,678	$-	$(303,447)	$(24,850,199)	$553,754

No preference shares were issued at December 31, 2017, 2016 and 2015.

The accompanying notes are an integral part of these consolidated financial statements.

LINGO MEDIA CORPORATION

Consolidated Statements of Cash Flows

For the years ended December 31, 2017, 2016 and 2015

(Expressed in Canadian Dollars, unless otherwise stated)

	2017	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES
Net Profit (Loss) for the Year	$(6,261,382)	$64,247	$2,532,057
Adjustments to Net Profit (Loss) for Non-Cash Items:
Amortization – intangibles	1,051,928	1,003,485	721,720
Share-based payments	371,513	-	151,038
Unrealized foreign exchange loss (gain)	(1,410)	61,166	(166,109)
Interest accretion	-	-	41,167
Lease inducement	(21,147)	57,673	-
Bad debts	732,254	-	-
Long term deposit	300,000	-	-
Depreciation - property and equipment	6,644	7,297	8,579
Loss on asset acquisition	80,819	-	-
Impairment loss – intangible assets	1,948,082	-	-
Impairment loss – goodwill	139,618	-	-
Loss on disposition of property and equipment	-	2,670	954
Operating Profit (Loss) before Working Capital Changes	(1,653,081)	1,196,538	3,289,406
Working Capital Adjustments:
Accounts and grants receivable	1,429,133	(1,083,394)	(1,112,190)
Prepaid and other receivables	374,364	(91,692)	(403,083)
Accounts payable	28,867	22,777	100,339
Accrued liabilities	(94,580)	(105,458)	(334,821)
Cash Generated from (Used in) Operating Activities	84,702	(61,229)	1,539,651
CASH FLOWS FROM INVESTING ACTIVITIES
Long-term deposit	-	(300,000)	-
Cash (net) paid for acquisition	9,355	-	-
Expenditures on software, web development and content development costs	-	(1,798,687)	(2,071,440)
Purchase of property and equipment	(926)	(8,632)	(13,281)
Cash Used in Investing Activities	8,429	(2,107,319)	(2,084,721)
CASH FLOWS FROM FINANCING ACTIVITIES
Share capital issued	-	-	500,000
Proceeds from stock option exercise	-	52,567	64,591
Proceeds from warrant exercise	-	2,221,262	212,500
Proceeds from loans	1,460,000	150,000	90,000
Repayment of loans	(1,310,000)	(580,000)	(390,000)
Cash Generated from Financing Activities	150,000	1,843,829	477,091
NET INCREASE (DECREASE) IN CASH	243,131	(324,719)	(67,979)
Cash at the Beginning of the Year	84,303	409,022	477,001
Cash at the End of the Year	$327,434	$84,303	$409,022

Supplemental cash flow information in Note23

The accompanying notes are an integral part of these consolidated financial statements.

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2017, 2016 and 2015

(Expressed in Canadian Dollars, unless otherwise stated)

1.	CORPORATE INFORMATION

Lingo Media Corporation (“Lingo Media” or the “Company”) is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of Ontario and its shares are listed on the TSX Venture Exchange and inter-listed on the OTCQB Marketplace. The consolidated financial statements of the Company as at and for the year ended December 31, 2017 comprise the Company and its wholly owned subsidiaries: Lingo Learning Inc., ELL Technologies Ltd., Vizualize Technologies Corporation, ELL Technologies Limited, Speak2Me Inc., Parlo Corporation and Lingo Group Limited (the “Group”).

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

These consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”). These consolidated financial statements were authorized by the Board of Directors on April 30, 2018.

2.2	Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis except as provided in note 4. The comparative figures presented in these consolidated financial statements are in accordance with the same accounting policies.

2.3	Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its wholly owned subsidiaries controlled by the Company (the “Group”). Control exists when the Company is exposed to, or has the rights to variable returns from its involvement with the entity and has the ability to affect these returns through its power over the entity.

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

December 31, 2017, 2016 and 2015

(Expressed in Canadian Dollars, unless otherwise stated)

3.	SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies, reported amounts of assets, liabilities and contingent liabilities, revenues and expenses at the date of the consolidated financial statements and during the reporting period.

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

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2017, 2016 and 2015

(Expressed in Canadian Dollars, unless otherwise stated)

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

4.2	Comprehensive income (loss)

Comprehensive income (loss) measures net profit for the period plus other comprehensive income. Other comprehensive income (loss) consists of changes in equity, such as changes to foreign currency translation adjustments of foreign operations during the period. Amounts reported as other comprehensive income are accumulated in a separate component of shareholders’ equity as accumulated other comprehensive income.

4.3	Property and equipment

Property and equipment are initially recorded at cost. Depreciation is provided using methods outlined below at rates intended to depreciate the cost of assets over their estimated useful lives.

Method	Rate

Computer and office equipment	Declining balance 20%

4.4	Software and web development costs

The Company capitalizes all costs related to the development of its fee-based English Language Learning products and services when the feasibility and profitability of the project can be reasonably considered certain. Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized if the product or process is technically and commercially feasible and the Group has sufficient resources to complete development. The expenditure capitalized includes the cost of material, and direct labour. Other development expenditure is recognized in the statement of comprehensive income (loss) as an expense as incurred. Capitalized development expenditure is stated at cost less accumulated amortization and impairment losses. The software and web development cost are being amortized on a straight-line basis over the useful life of the asset, which is estimated to be 3 years.

4.5	Content development costs

The Company capitalizes all costs related to content development of its fee-based English Language Learning products and services when the feasibility and profitability of the project can be reasonably considered certain. Expenditure on content development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized if the product or process is technically and commercially feasible and the Group has sufficient resources to complete development. The expenditure capitalized includes the cost of material, and direct labour. Other development expenditure is recognized in the statement of comprehensive income (loss) as an expense as incurred. Capitalized content development expenditure is stated at cost less accumulated amortization and impairment losses. The content development costs are being amortized on a straight-line basis over the useful life of the asset, which is estimated to be 5 years.

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

December 31, 2017, 2016 and 2015

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

December 31, 2017, 2016 and 2015

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

Financial statements of subsidiaries, affiliates and joint ventures for which the functional currency is not the Canadian Dollar are translated into the Canadian Dollar as follows: all asset and liability accounts are translated at the balance sheet exchange rate and all earnings and expense accounts and cash flow statement items are translated at average exchange rates for the period. The resulting translation gains and losses are recorded as foreign currency translation adjustments in other comprehensive income (loss) and recorded in accumulated other comprehensive income in equity. On disposal of a foreign operation the cumulative translation differences recognized in equity are reclassified to the statement of comprehensive income (loss) and recognized as part of the gain or loss on disposal. Goodwill and fair value adjustments arising on the acquisition of a foreign entity have been treated as assets and liabilities of the foreign entity and translated into Canadian Dollars at the balance sheet rate.

Foreign exchange gains or losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which in substance is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive income (loss).

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

December 31, 2017, 2016 and 2015

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

December 31, 2017, 2016 and 2015

(Expressed in Canadian Dollars, unless otherwise stated)

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

4.13	Impairment of long-lived assets

The Company’s property and equipment and intangibles with finite lives are reviewed for an indication of impairment at each balance sheet date. The Company’s intangible assets that have an indefinite life or are not ready for use are not subject to amortization and are tested annually for impairment. Goodwill is reviewed for impairment annually or at any time if an indicator of impairment exists. If indication of impairment exists, the asset’s recoverable amount is estimated. The recoverable amount is the greater of the asset’s fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is recognized when the carrying amount of an asset, or its cash-generating unit, exceeds its recoverable amount. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Impairment losses are recognized in profit and loss for the period.

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

December 31, 2017, 2016 and 2015

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

The following pronouncements issued by the IASB and interpretations published by IFRIC will become effective for annual periods beginning on or after January 1, 2018.

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

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2017, 2016 and 2015

(Expressed in Canadian Dollars, unless otherwise stated)

5.	RECENT ACCOUNTING PRONOUNCEMENTS (Cont’d)

The Company has not yet completed its evaluations of the effect of adopting the above standards and the impact it may have on its consolidated financial statements.

6.	ACCOUNTS AND GRANTS RECEIVABLE

	December 31, 2017	December 31, 2016
Trade receivable	$947,911	$3,023,081
Government grants receivable (Note 17)	22,556	21,847
	$970,467	$3,044,928

As at December 31, 2017, the Company had accounts receivable of $252,093 (2016 - $2,270,820) greater than 30 days overdue and not impaired.

7.	PROPERTY AND EQUIPMENT

Computer and office equipment
Cost, January 1, 2016	$188,421
Additions	8,632
Disposal	(114,624)
Effect of foreign exchange	(1,716)
Cost, December 31, 2016	$80,713
Additions	9,923
Disposal	-
Effect of foreign exchange	(849)
Cost, December 31, 2017	$89,787

Accumulated depreciation, January 1, 2016	$159,542
Charge for the year	7,297
Disposal	(117,294)
Effect of foreign exchange	3,680
Accumulated depreciation, December 31, 2016	$53,225
Charge for the year	6,644
Disposal	-
Effect of foreign exchange	(771)
Accumulated depreciation, December 31, 2017	$59,098

Net book value, December 31, 2016	$27,488
Net book value, December 31, 2017	$30,689

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2017, 2016 and 2015

(Expressed in Canadian Dollars, unless otherwise stated)

8.	INTANGIBLES

	Software and Web Development	Content Platform	Content Development	Total
Cost, January 1, 2016	$8,631,006	$1,477,112	$1,288,495	$11,396,613
Additions	613,162	-	1,185,525	1,798,687
Effect of foreign exchange	(5,081)	-	-	(5,081)
Cost, December 31, 2016	9,239,087	1,477,112	2,474,020	13,190,219
Cost, December 31, 2017	$9,239,087	$1,477,112	$2,474,020	$13,190,219

	Software and Web Development	Content Platform	Content Development	Total
Accumulated amortization, January 1, 2016	$7,622,225	$1,477,112	$91,532	$9,190,869
Charge for the year	611,865	-	391,620	1,003,485
Effect of foreign exchange	(4,144)	-	-	(4,144)
Accumulated amortization December 31, 2016	8,229,946	1,477,112	483,152	10,190,210
Charge for the year	557,124	-	494,804	1,051,928
Impairment	452,018	-	1,496,064	1,948,082
Accumulated amortization December 31, 2017	$9,239,088	$1,477,112	$2,474,020	$13,190,219
Net book value, December 31, 2016	$1,009,142	$-	$1,990,868	$3,000,009
Net book value, December 31, 2017	$-	$-	$-	$-

The Company began commercial production and sale of its services and products during 2009. In 2017, the Company continued to focus on the redesign and upgrade of its ELL Technologies’ suite of products and invested $Nil (2016 - $1,798,687). The ELL Technologies’ suite of products includes five different products, each designed to suit the needs of different demographic groups. Although the full suite of product is not yet complete, the Company has started the commercial production and sale of three of these products.

The Company previously capitalized all development costs related to its software web development, content platform, and content development through to December 31, 2016.  During the year ended December 31, 2017, there was uncertainty with respect to feasibility and profitability of the projects due to sales not achieving forecast levels and a resulting decline in expected future cash flows from their intended use.  Consequently, the benefit of these development costs may not be realized as soon as previously expected and, as such, the costs incurred during the year ended December 31, 2017 were expensed rather than capitalized as they did not meet the criteria for capitalization.  Furthermore, management carried out an impairment test for the unamortized development costs as at December 31, 2017.  The recoverable amount of the CGU that included these development costs was tested for impairment as discussed in Note 9 – Goodwill.

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2017, 2016 and 2015

(Expressed in Canadian Dollars, unless otherwise stated)

9.	GOODWILL

On May 13, 2010, the Company acquired all issued and outstanding shares of ELL Technologies Limited for an aggregate purchase price of $1,385,000. The transaction price was allocated to various assets including goodwill of $139,618.

The recoverable amount of each CGU is based on a value in use computation.  The cash flow forecasts employed for this computation are extracted from a budget document approved by the Board of Directors, and specifically exclude incremental profits and other cash flows stemming from future acquisitions.  The 2018 forecast cash flows are projected forward for five years using the same assumptions as those applied in the 2018 budget.  A growth rate of 7% was used in the five year projected cash flow in 2017 (2016 – 8%) and a terminal value reflecting inflation of 2% (but no other growth) is applied to the year five cash flows.  A present value of the future cash flows is calculated using a before-tax discount rate of 14.9% (2016 – 14.9%).

As a result of the Company’s annual impairment test, it was determined that impairment existed for the goodwill ascribed to the ELL Technologies CGU in 2017.  The impairment arose primarily as a result of the weakened market conditions on the forecast of the ELL Technologies CGU.  This created a goodwill impairment loss of $139,618 in 2017 (2016 - $nil) and an intangible asset (see note 8) impairment loss of $1,948,082 (2016 - $nil).  The key assumption applied to determine the value in use were the updated cash flows.  Based on this analysis, the Company determined that as of December 31, 2017, the recoverable amount of the ELL Technologies goodwill and intangible assets was less than their carrying value and as a result were fully impaired.

10.	ACQUISITION

During 2017, the Company acquired all issued and outstanding shares of Vizualize Technologies Corporation, a company that provided services to the Company. The aggregate purchase price was $100 less assumed net liabilities of $80,918. The acquisition was accounted for as an acquisition of a group of assets and liabilities. The Company recorded a loss on acquisition of $80,818.

11.	LOANS PAYABLE

	December 31, 2017	December 31, 2016
Loans payable, interest bearing at 8% per annum with monthly interest payments, due on April 30, 2017(i)	-	$150,000
Loans payable, interest bearing at 12% per annum with monthly interest payments, due on demand(ii)	$300,000	-
	$300,000	$150,000

(i)	The Company received an unsecured bridge loan in December 2016. Included in loans payable are loans amounting to $50,000 (2015 – $480,000) to related parties as disclosed in Note 25.

(ii)	The Company received an unsecured loan in December 2017. Included in loans payable are loans amounting to $150,000 (2016 – $50,000) to related parties as disclosed in Note 25.

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2017, 2016 and 2015

(Expressed in Canadian Dollars, unless otherwise stated)

12.	SHARE CAPITAL

a)	Authorized

Unlimited number of preference shares with no par value

Unlimited number of common shares with no par value

b)	Common shares - Transactions:

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

(iii)

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

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2017, 2016 and 2015

(Expressed in Canadian Dollars, unless otherwise stated)

12.	SHARE CAPITAL (Cont’d)

c)	Stock options exercise

In 2016, 299,166 stock options were exercised. Each stock option entitled the holder to one common share of the Company at an exercise price of $0.13, $0.14, $0.24 and $0.66 for the gross proceeds of $52,567. These options had a grant date fair value of $0.0674, $0.0721, $0.1443 and $0.5174 respectively. The weighted average exercise price on the date of exercise of these options was $0.18.

d)	Warrants exercise

In 2016, 5,711,683 warrants were exercised. Each warrant entitled the holder to one common share of the Company at an exercise price of $0.125 and $0.75 for the gross proceeds of $2,221,262. These warrants had a grant date fair value of $0.014, $0.241 and $0.272. The weighted average exercise price on the date of exercise of these warrants was $0.39.

13.	SHARE-BASED PAYMENTS

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

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2017, 2016 and 2015

(Expressed in Canadian Dollars, unless otherwise stated)

13.	SHARE-BASED PAYMENTS (Cont’d)

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contract Life (Years)
Outstanding as at January 1, 2015	3,767,500	$0.48	2.53
Granted	400,000	0.47	1.43
Forfeited	(100,833)	0.70	0.16
Expired	(25,000)	0.20	-
Exercised	(439,166)	0.15	1.80
Outstanding as at January 1, 2016	3,602,501	$0.33	1.35
Granted	700,000	0.69	0.64
Expired	(957,500)	0.81	0.60
Forfeited	(1,000,000)	0.66	0.53
Exercised	(299,166)	0.18	-0.80
Outstanding as at January 1, 2017	2,045,835	$0.18	0.86
Granted	4,012,000	0.21	2.76
Expired	(2,049,085)	0.18	-
Forfeited	(9,750)	0.24	2.34
Exercised	-	-	-
Outstanding as at December 31, 2017	3,999,000	$0.21	2.77

Options exercisable as at December 31, 2015	3,301,168	$0.39
Options exercisable as at December 31, 2016	1,820,835	$0.19
Options exercisable as at December 31, 2017	2,577,000	$0.21

The weighted average remaining contractual life for the stock options outstanding as at December 31, 2017 was 2.77 years (2016 – 0.86 years, 2015 – 1.35 years). The range of exercise prices for the stock options outstanding as at December 31, 2017 was $0.20 - $0.23 (2016 - $0.14 - $0.24, 2015 - $0.13 - $1.70). The weighted average grant-date fair value of options granted to management, employees, directors and consultants during 2017 has been estimated at $0.12 (2016 - $0.26, 2015 - $0.15) using the Black-Scholes option-pricing model. The estimated fair value of the options granted is expensed immediately.

The vesting periods on the options granted in 2017 are as follows, 1,995,000 options are vested immediately upon issuance, 185,000 stock options will vest upon achievements of non-market conditions, 1,832,000 stock options was vesting quarterly over 3 years, three months after grant date. In 2016, the vesting periods on the options granted was nine months after grant date. In 2015, the vesting periods on the options granted was immediate.

The pricing model assumes the weighted average risk free interest rates of 1.39% (2016 – 0.44%, 2015 – 0.62%) weighted average expected dividend yields of nil (2016 – nil, 2015 – nil), the weighted average expected common stock price volatility (based on historical trading) of 97% (2016 – 107%, 2015 – 52%), a forfeiture rate of 0% (2016 – 0%), a weighted average stock price of $0.20 (2016 - $0.70, 2015 - $0.58), a weighted average exercise price of $0.21 (2016 - $0.69, 2015 - $0.58), and a weighted average expected life of years 3 (2016 – 1.57 years, 2015 – 1.5 years), which were estimated based on past experience with options and option contract specifics.

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2017, 2016 and 2015

(Expressed in Canadian Dollars, unless otherwise stated)

14.	WARRANTS

The following summarizes the warrants outstanding:

	Weighted Average Remaining Contractual Life (Years)	Number of Warrants	Weighted Average Exercise Price
Issued	0.30	5,000,000	0.125
Exercised		(1,700,000)	0.125
December 31, 2015		8,833,668	0.125
Exercised		(5,711,683)	0.39
Expired		(3,121,985)	0.75
December 31, 2016 and December 31, 2017		-	-

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

The 5,000,000 warrants issued in 2015 had an expiry date of April 17, 2016.

15.	EARNINGS (LOSS) PER SHARE

The income and weighted average number of common shares used in the calculation of basic and diluted income (loss) per share for the years ended December 31, 2017, 2016, and 2015 were as follows:

	2017 Number	2016 Number	2015 Number
Weighted average number of common shares used as the denominator in calculating basic earnings per share	35,529,192	33,987,383	26,288,889
Adjustments for calculation of diluted earnings per share:
Options	-	814,609	1,521,831
Warrants	-	149,701	1,273,020
Weighted average number of common shares and potential common shares used as the denominator in calculating diluted earnings per share	35,529,192	34,951,693	29,083,740
Basic earnings (loss) per share	$(0.18)	$0.00	$0.10
Diluted earnings (loss) per share	$(0.18)	$0.00	$0.09

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2017, 2016 and 2015

(Expressed in Canadian Dollars, unless otherwise stated)

16.	INCOME TAXES

The provision for income taxes reflects an effective income tax rate, which differs from the Canadian corporate income tax rate as follows:

	2017	2016	2015

Combined basic Canadian federal and provincial income tax rate	26.5%	26.50%	26.50%
Effective income tax taxes	$(1,659,267)	$17,025	$753,222
Increase (decrease) resulting from change in the deferred tax assets not recognized	1,302,000	424,000	(693,585)
Withholding tax	178,022	186,832	310,289
Non-deductible items	676,242	62,601	(11,204)
Change in prior year estimates	(318,975)	(502,753)	(48,433)
	$178,022	$187,705	$310,289

The tax effect of temporary differences representing deferred tax assets is as follows:

	2017	2016
Deferred tax assets:
Loss carry forwards	$6,307,000	$5,832,000
	6,307,000	5,832,000
Deferred tax assets not recognized	(6,306,000)	(5,004,000)
Deferred tax assets recognized	1,000	828,000
Intangibles	-	(832,000)
Property and equipment	1,000	4,000
Net deferred tax assets	$-	$-

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

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2017, 2016 and 2015

(Expressed in Canadian Dollars, unless otherwise stated)

16.	INCOME TAXES (Cont’d)

At December 31, 2017, the Company has non-capital losses available for carry forward for Canadian income tax purposes amounting to approximately $21,653,000. These losses expire in the following fiscal years:

2026	407,000
2027	895,000
2028	2,163,000
2029	2,991,000
2030	4,356,000
2031	4,646,000
2032	1,188,000
2033	806,000
2034	436,000
2035	1,000
2036	850,000
2037	2,914,000
$21,653,000

The Company also has capital losses of $1,339,000 available and trade losses of approximately $2,000,000 available for use in the United Kingdom.

17.	GOVERNMENT GRANTS

Included as a reduction of selling, general and administrative expenses are government grants of $232,413 (2016 - $229,694, 2015 - $211,729), relating to the Company's publishing and software projects. At the end of the year, $22,556 (2016 - $21,847, 2015 - $20,273) is included in accounts and grants receivable.

One government grant for the print-based English language learning segment is repayable in the event that the segment’s annual net income before tax for the current year and the previous two years exceeds 15% of revenue. During 2017 and 2016, the conditions for the repayment of grants did not arise and no liability was recorded.

One grant, relating to the Company’s “Development of Comprehensive, Interactive Phonetic English Learning Solution” project, is repayable semi-annually at a royalty rate of 2.5% per year’s gross sales derived from this project until 100% of the grant is repaid. No royalty was paid in 2017, 2016 or 2015 as no sales were generated from this project.

18.	FINANCIAL INSTRUMENTS

a.	Fair values

The carrying value of cash and accounts and grants receivable, approximates their fair value due to the liquidity of these instruments. The carrying values of accounts payables and accrued liabilities and loans payables approximate their fair value due to the requirement to extinguish the liabilities on demand or payable within a year.

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2017, 2016 and 2015

(Expressed in Canadian Dollars, unless otherwise stated)

18.	FINANCIAL INSTRUMENTS (Cont’d)

b.	Financial risk management objectives and policies

The financial risk arising from the Company’s operations are currency risk, liquidity risk and credit risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Group’s ability to continue as a going concern. The risks associated with these financial instruments and the policies on how to mitigate these risks are as follows:

c.	Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s monetary assets and liabilities denominated in currencies other than the Canadian Dollar and the Company’s net investments in foreign subsidiaries.

The Company operates internationally and is exposed to foreign exchange risk as certain expenditures are denominated in non-Canadian Dollar currencies.

The Company has been exposed to this fluctuation and has not implemented a program against these foreign exchange fluctuations.

A 10% strengthening of the US Dollars against Canadian Dollars would have increased the net equity by approximately $67,000 (2016 - $294,858) due to reduction in the value of net liability balance. A 10% of weakening of the US Dollar against Canadian Dollar at December 31, 2017 would have had the equal but opposite effect. The significant financial instruments of the Company, their carrying values and the exposure to other denominated monetary assets and liabilities, as of December 31, 2017 are as follows:

US Denominated
USD
Cash	122,319
Accounts receivable	518,999
Accounts payable	104,225

The carrying values and the exposure to other denominated monetary assets and liabilities as of December 31, 2016 are as follows:

	US Denominated	China Denominated
	USD	RMB
Cash	17,652	1,786
Accounts receivable	2,267,036	-
Accounts payable	88,352	-

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2017, 2016 and 2015

(Expressed in Canadian Dollars, unless otherwise stated)

18.	FINANCIAL INSTRUMENTS (Cont’d)

d.	Liquidity Risk

The Company manages its liquidity risk by preparing and monitoring forecasts of cash expenditures to ensure that it will have sufficient liquidity to meet liabilities when due. The Company’s accounts payable and accrued liabilities generally have maturities of less than 90 days. At December 31, 2017, the Company had cash of $327,434 (2016 - $84,303), accounts and grants receivable of $970,467 (2016 - $3,044,928) to settle current liabilities of $980,318 (2016 - $731,159).

e.	Credit Risk

Credit risk refers to the risk that one party to a financial instrument will cause a financial loss for the counterparty by failing to discharge an obligation. The Company is primarily exposed to credit risk through accounts receivable. The maximum credit risk exposure is limited to the reported amounts of these financial assets. Credit risk is managed by ongoing review of the amount and aging of accounts receivable balances. As at December 31, 2017, the Company has outstanding receivables of $970,467 (2016 - $3,044,928). An allowance for doubtful accounts is taken on accounts receivable if the account has not been collected after a predetermined period of time as determined by the contract and collectability is offset to other operating expenses. The Company deposits its cash with high credit quality financial institutions, with the majority deposited within Canadian Tier 1 Banks.

19.	MAJOR CUSTOMER

The Company had sales to a major customer in 2017 and 2016, a government agency of the People’s Republic of China. The total percentage of sales to this customer during the year was 59% (2016 – 54%, 2015 – 39%) and the total percentage of accounts receivable at December 31, 2017 was 84% (2016 – 52%, 2015 – 45%).

20.	CAPITAL MANAGEMENT

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

The Company includes equity, comprised of issued share capital, warrants, share-based payments reserve and deficit, in the definition of capital. The Company is dependent on cash flow from co-publishing and licensing agreements and external financing to fund its activities. In order to carry out planned development of its products and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There has been no change to the Company’s capital management from the approach used in 2017 or 2016.

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2017, 2016 and 2015

(Expressed in Canadian Dollars, unless otherwise stated)

21.	SEGMENTED INFORMATION

The Company operates two distinct reportable business segments as follows:

Print-based English Language Learning: Lingo Learning is a print-based publisher of English language learning textbook programs in China. It earns significantly higher royalties from Licensing Sales compared to Finished Product Sales.

Online English Language Learning: ELL Technologies is a global web-based educational technology (“EdTech”) English language learning, training, and assessment company. It earns training revenue by developing and hosting online English language learning solutions for its customers, both off the shelf and customized solution.

Transactions between operating segments are recorded at the exchange amount and eliminated upon consolidation.

2017	Online English Language Learning	Print-Based English Language Learning	Total
Segmented assets	$223,542	$1,310,530	$1,534,072
Segmented liabilities	458,698	521,620	980,318
Segmented revenue	1,088,197	1,688,571	2,776,768
Segmented direct costs	134,695	90,923	225,618
Segmented selling, general & administrative	1,420,502	679,905	2,100,407
Segmented intangible amortization	1,051,928	-	1,051,928
Segmented other expense	1,502	280,908	282,410
Segmented impairment	2,087,700	-	2,087,700
Segmented profit (loss)	(6,380,956)	734,579	(5,646,377)

2016	Online English Language Learning	Print-Based English Language Learning	Total
Segmented assets	$5,043,729	$2,132,463	$7,176,192
Segmented liabilities	326,463	404,696	731,159
Segmented revenue	1,456,421	1,738,800	3,195,221
Segmented direct costs	167,597	217,787	385,384
Segmented selling, general & administrative	625,512	739,224	1,364,736
Segmented intangible amortization	1,003,485	-	1,003,485
Segmented other expense	1,513	193,489	195,002
Segmented profit	(341,660)	588,274	246,614
Segmented intangible addition	1,798,687	-	1,798,687

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2017, 2016 and 2015

(Expressed in Canadian Dollars, unless otherwise stated)

21.	SEGMENTED INFORMATION (Cont’d)

2015	Online English Language Learning	Print-Based English Language Learning	Total
Segmented assets	$3,756,913	$1,476,038	$5,232,951
Segmented liabilities	717,139	469,028	1,186,167
Segmented revenue	2,954,614	1,971,121	4,925,735
Segmented direct costs	276,049	106,822	382,871
Segmented selling, general & administrative	337,756	721,947	1,059,703
Segmented intangible amortization	721,720	-	721,720
Segmented other expense	3,097	315,771	318,868
Segmented profit (loss)	1,615,992	826,581	2,442,573
Segmented intangible addition	2,071,440	-	2,071,440

Other Financial Items	2017	2016	2015
Print-Based English Language Learning segment income	$734,579	$588,274	$826,581
Online English Language Learning segment income (loss)	(6,380,958)	(341,660)	1,615,992
Foreign exchange gain	(189,783)	(146,599)	399,314
Interest and other financial	(53,709)	(35,768)	(158,792)
Share-based payments	(371,513)	-	(151,038)
Other comprehensive income	(1,410)	60,173	(157,358)
Total Comprehensive Income (Loss)	$(6,262,792)	$124,420	$2,374,699

Revenue by Geographic Region

	2017	2016	2015
Latin America	$997,661	$821,762	$2,660,535
China	1,712,079	2,252,170	2,069,253
Other	67,028	121,289	195,947
	$2,776,768	$3,195,221	$4,925,735

Identifiable Non-Current Assets by Geographic Region

	2017	2016	2015
Canada	$29,804	$3,467,115	$2,374,241
China	885	-	-
	$30,689	$3,467,115	$2,374,241

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2017, 2016 and 2015

(Expressed in Canadian Dollars, unless otherwise stated)

22.	COMMITMENTS AND CONTINGENCY

The Company has future minimum lease payments under operating leases for premises and equipment as follows:

2018	$217,393
2019	212,734
2020	212,734
2021	37,256

The rent expense associated with operating leases for premise and equipment is recognized on a straight-line basis.

23.	SUPPLEMENTAL CASH FLOW INFORMATION

	2017	2016	2015
Income taxes and other taxes paid	$178,022	$187,705	$310,289
Interest paid	$41,650	$25,103	$106,731

24.	RELATED PARTY BALANCES AND TRANSACTIONS

During the year, the Company had the following transactions with related parties, made in the normal course of operations, and accounted for at an amount of consideration established and agreed to by the Company and related parties.

a.	The Company charged $52,001 (2016 - $33,020, 2015 - $8,000) to two corporations with one director in common for rent, administration, office charges and telecommunications.

b.

Key management compensation was $360,023 (2016 – $480,577, 2015 – $424,111) and is reflected as consulting fees and commissions paid to corporations owned by a director and officers of the Company, of which, $3,121 (2016 - $ nil, 2015 - $241,331) is unpaid and included in accounts payable and accrued liabilities. Options granted to key management during the year are $508,000 (2016 - $nil, 2015 - $ nil).

c.

At the year end, the Company had loans payable bearing interest at 12% per annum due to a related party of the Company in the amount of $150,000 (2016 - $50,000, 2015 - $480,000). Interest expense related to the loans is $4,586 (2016 - $351, 2015 - $43,200).

Trading Symbols (TSX-V: LM; OTC: LMDCF) 151 Bloor St West Suite 703 Toronto, Ontario Canada M5S 1S4 Tel : 416.927.7000 Fax : 416.927.1222 www.lingomedia.com

Lingo Media Corporation

Form 51 – 102 F1

Management Discussion & Analysis

For the Year Ended December 31, 2017

April 30, 2018

MANAGEMENT DISCUSSION & ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2017

Notice to Reader

The following Management Discussion & Analysis ("MD&A") of Lingo Media Corporation’s (the "Company" or "Lingo Media") financial condition and results of operations, prepared as of April 30, 2018, should be read in conjunction with the Company's Condensed Consolidated Interim Financial Statements and accompanying Notes for the years ended December 31, 2017 and 2016, which have been prepared in accordance with International Financial Reporting Standards are incorporated by reference herein and form an integral part of this MD&A. All dollar amounts are in Canadian Dollars unless stated otherwise. These documents can be found on the SEDAR website www.sedar.com.

Our MD&A is intended to enable readers to gain an understanding of Lingo Media’s current results and financial position. To do so, we provide information and analysis comparing the results of operations and financial position for the current period to those of the preceding comparable three-month period. We also provide analysis and commentary that we believe is required to assess the Company's prospects. Accordingly, certain sections of this report contain forward-looking statements that are based on current plans and expectations. These forward-looking statements are affected by risks and uncertainties that are discussed in this document and that could have a material impact on prospects. Readers are cautioned that actual results could vary.

Cautions Regarding Forward-Looking Statements

This MD&A contains certain forward-looking statements, which reflect management’s expectations regarding the Company’s results of operations, performance, growth, and business prospects and opportunities.

Statements about the Company’s future and intentions, results, levels of activity, performance, goals or achievements or other future events constitute forward-looking statements. Wherever possible, words such as "may," "will," "should," "could," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," or "potential" or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. These statements reflect management’s current beliefs and are based on information currently available to management as at the date hereof.

Forward-looking statements involve significant risk, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully, and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this MD&A are based upon what management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this MD&A, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including: general economic and market segment conditions, competitor activity, product capability and acceptance, international risk and currency exchange rates and technology changes. More detailed assessment of the risks that could cause actual results to materially differ than current expectations is contained in the "Quantitative and Qualitative Disclosures of Market Risk" section of this MD&A.

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF) Management Discussion & Analysis	2

Summary Description of Lingo Media

Lingo Media (“Lingo Media,” the “Company,” “we” or” us”) is an EdTech company that is ‘Changing the way the world learns Languages’ through the combination of education with technology. The Company is focused on online and print-based technologies and solutions through its two subsidiaries: Lingo Learning Inc. (Lingo Learning”) and ELL Technologies Ltd. (“ELL Technologies”). Through its two distinct business units, Lingo Media develops, markets and supports a suite of English language learning solutions consisting of web-based software licensing subscriptions, online and professional services, audio practice tools and multi-platform applications. The Company continues to operate its legacy textbook publishing business from which it collects recurring royalty revenues.

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

Lingo Media has undertaken a business transition which began to gather momentum in 2015. The Company has continued to invest in language learning and leveraged its industry expertise to expand into more scalable education-technology. Recent product initiatives have allowed us to expand the breadth of our language learning product offerings and reinforced the belief that the web-based EdTech learning segment continues to present a significant opportunity for long-term value creation. Customers in this market have demands that recur each year, creating a higher likelihood of return business and more predictable revenue opportunity. This demand profile also fits well with our suite of products and increasingly recognizable ELL Technologies brand.

Lingo Media continues to focus on software and content development to address market needs within the government, academic and corporate training sectors.

Operational & Corporate Highlights

●	Online English Language Learning:

✓	completed the Spanish localization of English for Success program, a series of lessons and activities derived from ELL Library

✓	completed the development of ELL Technologies’ new online Mandarin course

✓	advanced the marketing and sales of English For Success, a premium solution for governments and educational institutions

✓	Initiated and advanced development of our Learning Access Point (ELL LAP)

✓

entered into a strategic alliance with HP Inc. (NYSE: HPQ) for Latin American to market and sell ELL Technologies’ suite of learning programs to HP’s customer base, channel partners and through their education portal

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF) Management Discussion & Analysis	3

●	Print-Based English Language Learning:

✓	expanded the existing market for PEP Primary English program into additional provinces within China

✓	published revised editions of People’s Education Press’ Chinese As A Second Language textbook program for international markets

●	Appointed Robert Martellacci, who is the founder and president of MindShare Learning Technology & C21 Canada to the board of Lingo Media

Our ability to configure our extensive library of lessons enables us to offer a more customizable solution to our clients without incurring the costs associated with a customized solution. We initiated development of our Learning Access Point (ELL LAP) solution to merge high-speed ubiquitous wireless access with blended learning. The ELL LAP is a device pre-loaded with our educational software that creates a wireless local network and brings connectivity to the classroom without the need to connect online to an ISP.

Online English Language Learning

ELL Technologies, acquired in 2010, now offers more than 2,000 hours of interactive learning through a number of product offerings that include Winnie’s World, English Academy, Scholar, Campus, English for Success, Master and English for Success (targeting Corporations), in addition to offering custom solutions. ELL Technologies is primarily marketed in Latin America through a network of distributors and earns its revenues from licensing and subscription fees from its suite of web-based language learning products and applications.

ELL Technologies had an extensive existing product line which required substantial revisions in the technology platform and user interface. Over the past three years, our development team has engineered an eLearning platform and has been introducing new products to the market since the beginning of 2015, integrating cutting-edge technologies, solutions, content and pedagogy.

ELL Technologies’ high-tech, easy to implement elearning software-as-a-service solutions have positioned the Company to teach the world English. As a result of ongoing investment into product development, we are able to provide learners of all ages and levels of English proficiency with a platform to further their language learning development. See our “Correlation Table” below:

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF) Management Discussion & Analysis	4

The horizontal axis contains our product line and correlates to the vertical axis which contains the ages and levels of proficiency that the product has been designed for.

To summarize our 2017 product development achievements to date, we have:

●	completed the Spanish localization of English for Success program, a series of lessons and activities derived from ELL Library
●	completed the development of ELL Technologies’ new online Mandarin course
●	initiated and advanced development of our Learning Access Point (ELL LAP)

All our products have been designed for our proprietary learning management system which completes the suite of products and allows ELL Technologies to market and sell to academic institutions, governments and corporations. Educators who license the platform will be able to easily create, convert, edit, and arrange lessons and courses as they see fit.

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

Print-Based English Language Learning

The Company continues to maintain its legacy textbook publishing business through Lingo Learning, a print-based publisher of English language learning programs in China since 2001. Lingo Learning has an established presence in China’s education market of over 300 million students. To date, it has co-published more than 600 million units from its library of program titles.

Revenue Recognition Policy

Lingo Learning earns royalty revenues from its key customer, People’s Education Press and People’s Education & Audio Visual Press (collectively “PEP”), who are China’s State Ministry of Education’s publishing arm, on the following basis:

●	Finished Product Sales – PEP prints and sells Lingo Learning’s English language training programs to provincial distributors in China; and

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF) Management Discussion & Analysis	5

●	Licensing Sales – PEP licenses Lingo Learning’s English language training programs to provincial publishers who then print and sell the programs to provincial distributors in China.

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

ELL Technologies has fully-integrated Parlo and Speak2Me into its offerings, and it earns training revenue by developing and hosting online English language learning solutions for its customers, both off the shelf and customized solutions. Revenue is recognized upon delivery of the online courses to the end client through its distributor and when collectability is reasonably assured.

When the outcome of a contract cannot be reliably estimated, all contract related costs are expensed and revenues are recognized only to the extent that those costs are recoverable. When the uncertainties that prevented reliable estimation of the outcome of a contract no longer exist, contract revenue and expenses are recognized using the percentage of completion method.

Overall Performance

During 2017, Lingo Media recorded revenues of $2,776,768 as compared to $3,195,221 in 2016 a decrease of 13%. Net loss was $6,261,382 as compared to net income of $64,247 in 2016 resulting in a $0.18 loss per share as compared to $0.00 per share in 2016. The loss is primarily due to a write-down of intangible assets of $2,087,700 and development costs of $2,692,009 in addition to recording an allowance for bad debts of $732,254. At the same time, selling general and administrative costs were $1,368,153, compared to $1,364,736 in 2016. The Company recorded share-based payments of $371,513 as compared to $Nil in 2016. In addition, cash generated in operations in 2017 was $84,702 as compared to $61,229 cash used in 2016.

Online English Language Learning

ELL Technologies earned revenue from its portfolio of products of $1,088,197 for the year, compared to $1,456,421 in 2016, a decrease of 25%. The decrease in revenue is a result of extended sales cycles in securing contracts and time shifting of the sales pipeline.

Print-Based English Language Learning

Lingo Media earned royalty revenue of $1,688,571 in 2017 compared to $1,738,800 in 2016 from People’s Education Press and People’s Education & Audio Visual Press, a decrease of 3%. This decrease is due to foreign exchange fluctuation, a decrease in both the Chinese RMB and the Canadian Dollar vs. the US Dollar.

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF) Management Discussion & Analysis	6

Market Trends and Business Uncertainties

Lingo Media believes that the global market trends in English language learning are strong and will continue to grow at a rapid pace. Developing countries around the world, specifically in Latin America and Asia are expanding their mandates for the teaching of English amongst students, young professionals and adults.

The British Council suggests that there are 1.6 Billion people learning English globally. English language learning products and services are a US$56.3 Billion global market according to Ambient Insight, who also forecasts digital English learning expenditures to account for US$3.1 Billion in 2018.

Markets and Markets forecasts the global EdTech market to grow from US$43.27 Billion in 2015 to US$93.76 Billion to 2020, or at a CAGR or 16.72%.

GSV Advisors forecasted digital English learning product expenditures to be US$2.5 Billion (or 7.3%) of the global market by 2016, with Latin America representing approximately US$260.9 Million of that figure. Students attending English language training (“ELT”) classes in Latin America accounted for approximately 14 per cent of worldwide revenues, or US$321-million in 2013. Growth has been very rapid in the region and represents a particularly strong opportunity moving forward relative to other geographic regions. The remaining market for ELT is largely concentrated in Europe, the Middle East and Africa (45 per cent of revenues or US$1.04-billion) and the Asia Pacific region (35 per cent of revenues or US$825-million).

Lingo Media is uniquely positioned to take advantage of the market opportunity for teaching English in Latin America and Asia, with its scalable web-based learning technology and solutions. Although the market outlook remains positive, there can be no assurance that this trend will continue or that the Company will benefit from this trend.

General Financial Condition

As at December 31, 2017 Lingo Media had working capital of $523,065 compared to working capital of $2,977,918 as at December 31, 2016. Net loss for the year ended December 31, 2017 was $6,261,382 compared to net profit of $64,247 for the year ended December 31, 2016. The loss is primarily due to a write-down of intangible assets and goodwill of $2,087,700 and development costs of $2,692,009 in addition to recording an allowance for bad debts of $732,254.

Financial Highlights

For the Year Ended December 31	2017	2016
Revenue	$1,688,571	$1,738,800
Print-Based English Language Learning	1,088,197	1,456,421
Online English Language Learning	2,776,768	3,195,221
Net Profit (Loss) for the Year	(6,261,382)	64,247
Earnings per Share
Basic	$(0.18)	$0.00
Fully Diluted	$(0.18)	$0.00
Total Assets	1,534,072	7,176,192
Working Capital / (Deficit)	523,065	2,977,918
Cash Provided (used) – Operations	84,702	(61,229)

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF) Management Discussion & Analysis	7

The Company had cash on hand as at December 31, 2017 of $327,434 (2016 - $84,303) and accounts receivable of $970,467 (2016 - $3,044,928) to settle its current liabilities of $980,318 (2016 - $731,159) leaving a working capital balance of $523,065 (2016 - $2,977,918).

Results of Operations

During the year, Lingo Media earned $1,088,197 in online licensing sales revenue as compared to $1,456,421 in 2016, a decrease of 25%. The decrease in revenue is a result of extended sales cycles in securing contracts and time shifting of the sales pipeline.

Revenues from Print-Based English language learning for the period were $1,688,571 compared to $1,738,800 in 2016 as a result of foreign exchange fluctuations in the Chinese RMB and Canadian Dollar vs. the US Dollar. Direct costs associated with publishing revenue are relatively modest and have been consistent throughout the years. The Company continues to maintain its relationship with PEP and is investing in the development of its existing and new programs and marketing activities to maintain and increase its royalty revenues.

During 2017, Lingo Media recorded revenues of $2,776,768 as compared to $3,195,221 in 2016 a decrease of 13%. Net loss was $6,261,382 as compared to net income of $64,247 in 2016 resulting in a $0.18 loss per share as compared to $0.00 per share in 2016. The loss is primarily due to a write-down of intangible assets and goodwill of $2,087,700 and development costs of $2,692,009 in addition to recording an allowance for bad debts of $732,254.

Selling, General and Administrative

Selling, general and administrative expenses were $1,368,153 compared to $1,364,736 in 201. Selling, general and administrative expenses for the two segments are segregated below.

(i)	Print-Based English Language Learning

Selling, general and administrative cost for print-based publishing decreased from $739,224 in 2016 to $679,905 in 2017 due to the decreases in sales, marketing and admin, travel, rent and corporate development offset against an increase in consulting fees & salaries, professional fees and an increase in government grants. The following is a breakdown of selling, general and administrative costs directly related to print-based English language learning:

For the Year Ended December 31	2017	2016
Sales, marketing & administration	$98,152	$185,511
Consulting fees & salaries	435,039	351,581
Travel	45,164	81,485
Premises	83,550	126,632
Corporate development	83,625	158,922
Professional fees	166,788	64,787
Less: Grants	(232,413)	(229,694)
	$679,905	$739,224

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF) Management Discussion & Analysis	8

(ii)	Online English Language Learning

Selling, general and administrative costs related to online English language learning was $688,248 for the year compared to $625,512 in 2016. Selling, general and administrative costs for this business unit increased in 2017 as compared to 2016, which included the increase of sales, marketing and admin expenses, and professional fees.

For the Year Ended December 31	2017	2016
Sales, marketing & administration	$177,126	$29,001
Consulting fees & salaries	252,720	312,329
Travel	41,407	57,917
Premises	48,000	48,000
Corporate development	53,892	133,613
Professional fees	115,103	44,652
	$688,248	$625,512
Total Selling and Administrative Expenses	$1,368,153	$1,364,736

Net Income

Total comprehensive loss for the Company was $6,223,195 for the year ended December 31, 2017 as compared to total comprehensive income $124,420 in 2016. Total comprehensive loss can be attributed to the two operating segments as shown below:

Online ELL	2017	2016
Revenue	$1,088,197	$1,456,421
Expenses:
Direct costs	134,695	167,597
General & administrative	688,248	625,512
Bad debt expense	732,254	-
Amortization of property & equipment	1,322	682
Amortization of development costs	1,051,928	1,003,485
Development costs	2,692,009	-
Loss on acquisition	80,818	-
Impairment loss - goodwill	139,618	-
Impairment – intangible assets	1,948,081	-
Income taxes and other taxes	180	805
	7,469,153	1,798,081
Segmented Profit /(Loss) - Online ELL	(6,380,956)	(341,660)
Print-Based ELL
Revenue	1,688,571	1,738,800
Expenses:
Direct costs	90,923	217,787
General & administrative	679,905	739,224
Amortization of property & equipment	5,322	6,615
Income taxes and other taxes	177,842	186,900
	953,992	1,150,526
Segmented Profit – Print-Based ELL	734,579	588,274
Total Segmented Profit	(5,646,377)	246,614

Other
Foreign exchange	(189,783)	(146,599)
Interest and other financial expenses	(53,709)	(35,768)
Share-based payment	(371,513)	-
Other comprehensive income	(1,410)	60,173
	(616,415)	(122,194)
Total Comprehensive Income	$(6,262,792)	$124,420

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF) Management Discussion & Analysis	9

Foreign Exchange

The Company recorded foreign exchange loss of $189,783 as compared to $146,599 in 2016, relating to the Company's currency risk through its activities denominated in foreign currencies as the Company is exposed to foreign exchange risk as a significant portion of its revenue and expenses are denominated in Chinese Renminbi and US Dollars.

Share-Based Payments

The Company amortizes share-based payments with a corresponding increase to the contributed surplus account. During the year, the Company recorded an expense of $371,513 compared to $ Nil in 2016.

Net Profit (Loss) for the Year

The Company reported a net loss of $6,261,382 for the year as compared to net profit of $64,247 in 2016. The loss per share is $0.18 per share and is primarily due to a write-down of intangible assets an goodwill of $2,087,700 and development costs of $2,692,009 in addition to recording an allowance for bad debts of $732,254.

Total Comprehensive Income (Loss)

The total comprehensive income is calculated after the application of exchange differences on translating foreign operations gain/ (loss). The Company reported a total comprehensive loss of $6,262,792 for the year ended December 31, 2017, as compared to a comprehensive income of $124,420 in 2016. The loss is primarily due to a write-down of intangible assets an goodwill of $2,087,700 and development costs of $2,692,009 in addition to recording an allowance for bad debts of $732,254.

Summary of Quarterly Results

	Q1 – 17	Q2 – 17	Q3 – 17	Q4 – 17
Revenue	$597,977	$1,068,915	$354,914	$754,962
Income / (Loss) Before Taxes and Other Comprehensive Income	9,864	43,122	(473,026)	(5,663,320)
Total Comprehensive Income / (Loss)	3,727	42,392	(475,632)	(5,833,279)
Income / (Loss) per Share (Basic)	$0.00	$0.00	$(0.013)	$(0.18)
	Q1 – 16	Q2 – 16	Q3 – 16	Q4 – 16
Revenue	$756,858	$1,549,397	$152,657	$736,309
Income / (Loss) Before Taxes and Other Comprehensive Income	63,503	767,805	(581,710)	2,353
Total Comprehensive Income / (Loss)	111,788	624,319	(563,241)	(48,446)
Income / (Loss) per Share (Basic)	$0.00	$0.02	$(0.016)	$(0.00)

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF) Management Discussion & Analysis	10

Liquidity and Capital Resources

As at December 31, 2017, the Company had cash of $327,434 compared to $84,303 in 2016. Accounts and grants receivable of $970,467 were outstanding at the end of the year compared to $3,044,928 in 2016. With 84% of the receivables from PEP and the balance due from ELL Technologies’ customers, the Company does not anticipate an effect on its liquidity. Total current assets amounted to $1,503,383 (2016 - $3,709,077) with current liabilities of $980,318 (2016 - $731,159) resulting in working capital of $523,065 (2016 - $2,977,918).

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

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance sheet finance arrangements.

Contractual Obligations

Future minimum lease payments under operating leases for premises and equipment are as follows:

2018	217,393
2019	212,734
2020	212,734
2021	37,256

Transactions with Related Parties

The Company’s key management includes Michael Kraft, President & CEO, Gali Bar-Ziv, COO, Khurram Qureshi, CFO in addition to Board Directors and the Secretary of the Board.

The Company had the following transactions with related parties, made in the normal course of operations, and accounted for at an amount of consideration established and agreed to by the Company and related parties.

The Company charged $52,001 (2016 - $33,020, 2015 - $8,000) to two corporations with one director in common for rent, administration, office charges and telecommunications.

Key management compensation was $360,023 (2016 - $480,577, 2015 - $424,111) and is reflected as management fees and commissions paid to corporations owned by a director and officers of the Company, of which, $3,121 (2016 -$ Nil, 2015 -$241,331) is unpaid and included in accounts payable and accrued liabilities. Options granted to key management during the year are $508,000 (2016 - $nil, 2015 - $nil).

At the year end, the Company had an unsecured bridge loan payable bearing interest at 12% per annum due to a corporation controlled by an officer of the Company in the amount of $150,000 (2016 - $50,000, 2015 - $480,000). Interest expense related to these loans is $4,586 (2016 - $351, 2015 - $43,200).

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF) Management Discussion & Analysis	11

Additional Disclosure

Intangibles

	Software & Web Development	Content Platform	Content Development	Total
Cost, January 1, 2016	$8,631,006	$1,477,112	$1,288,495	$11,396,613
Additions	613,163	-	1,185,525	1,798,687
Effect of foreign exchange	(5,081)	-	-	(5,081)
Cost, December 31, 2016	9,239,088	1,477,112	2,474,020	13,190,219
Cost, December 31, 2017	$9,239,088	$1,477,112	$2,474,020	$13,190,219

	Software & Web Development	Content Platform	Content Development	Total
Accumulated depreciation, January 1, 2016	$7,622,225	$1,477,112	$91,532	$9,190,868
Charge for the period	611,865	-	391,620	1,003,485
Effect of foreign exchange	(4,144)	-	-	(4,144)
Accumulated depreciation, December 31, 2016	8,229,946	1,477,112	483,152	10,190,210
Charge for the year	557,124	-	659,777	1,379,520
Impairment	452,018	-	1,496,064	1,948,082
Accumulated amortization, December 31, 2017	$9,239,088	$1,477,112	$2,474,020	$13,190,219

Net book value, December 31, 2016	$1,009,142	$-	$1,990,867	$3,000,009
Net book value, December 31, 2017	$-	$-	$-	$-

The Company began commercial production and sale of its services and products during 2009. In 2017, the Company continued to focus on completing its suite of ELL Technologies’ products and invested $Nil (2016 - $1,798,687). The ELL Technologies’ suite of products includes five different programs, each designed to suit the needs of different demographic groups. Although the full suite of product is not yet complete, the Company has started the commercial production and sale of four of these products.

Property and Equipment

Cost, January 1, 2016	$188,421
Additions	8,632
Disposal	(114,624)
Effect of foreign exchange	(1,716)
Cost, December 31, 2016	$80,713
Additions	9,923
Disposal	-
Effect of foreign exchange	(849)
Cost, December 31, 2017	$89,787

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF) Management Discussion & Analysis	12

Accumulated depreciation, January 1, 2016	$159,542
Charge for the period	7,297
Disposal	(117,294)
Effect of foreign exchange	3,680
Accumulated depreciation, December 31, 2016	$53,225
Charge for the year	6,644
Disposal	-
Effect of foreign exchange	(771)
Accumulated depreciation, December 31, 2017	$59,098

Net book value, December 31, 2016	$27,488
Net book value, December 31, 2017	$30,689

Disclosure of Outstanding Share Data

As of April 30, 2018, the followings are outstanding:

Common Shares	–	35,529,192
Warrants	–	Nil
Stock Options	–	3,999,000

Approval

The Directors of Lingo Media have approved the disclosure contained in this MD&A.

Additional Information

Additional information relating to the Company can be found on SEDAR at www.sedar.com.

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF) Management Discussion & Analysis	13