Form 20-F/A
period 2017-12-31
LINGO MEDIA CORP
filed 2018-12-28
CIK 1177167

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

Yes ___ No X

This Amended Annual Report on Form 20-F amends the Annual Report on Form 20-F filed with the Commission by the Registrant on May 16, 2018.

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

Operating in Foreign Jurisdictions

The Company’s current and future development opportunities relate to geographical areas outside of Canada. There are a number of risks inherent in international business activities, including government policies concerning the import and export of goods and services, costs of localizing products and subcontractors in foreign countries, costs associated with the use of foreign agents, potentially adverse tax consequences, limits on repatriation of earnings, the burdens of complying with a wide variety of foreign laws, nationalization and possible social, labor, political and economic instability. There can be no assurance that such risks will not adversely affect the business, financial condition and results of operations. Furthermore, a portion of expenditures and revenues will be in currencies other than the Canadian Dollar. Foreign exchange exposure may change over time with changes in the geographic mix of its business activities. Foreign currencies may be unfavorably impacted by global developments, country-specific events and many other factors. As a result, future results may be adversely affected by significant foreign exchange fluctuations.

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

Segmented Information (Before Other Financial Items Below)

2017	Online English Language Learning	Print-Based English Language Learning	Total

Segmented assets	$223,542	$1,310,530	$1,534,0727,178,639980,31
Segmented liabilities	458,698	521,620	980,318
Segmented revenue	1,088,197	1,688,571	2,776,768
Segmented direct costs	134,695	90,923	225,618
Segmented selling, general & administrative	1,420,502	679,908	2,100,407
Segmented intangible amortization	1,051,928	-	1,051,928
Segmented other expense	1,502	280,908	282,410
Segmented profit (loss)	(6,380,956)	734,579	(5,646,377)

2016	Online English Language Learning	Print-Based English Language Learning	Total

Segmented assets	$5,043,729	$2,132,463	$7,176,192
Segmented liabilities	326,463	404,696	731,159
Segmented revenue	1,456,421	1,738,800	3,195,221
Segmented direct costs	167,597	217,787	385,384
Segmented selling, general & administrative	625,512	739,224	1,364,736
Segmented intangible amortization	1,003,485	-	1,003,485
Segmented other expense	1,513	193,489	195,002.
Segmented profit (loss)	(341,660)	588,274	246,614
Segmented intangible addition	1,798,687	-	1,798,687

2015	Online English Language Learning	Print-Based English Language Learning	Total

Segmented assets	3,756,913	1,476,038	5,232,951
Segmented liabilities	717,139	469,028	1,186,167
Segmented revenue	2,954,614	1,971,121	4,925,735
Segmented direct costs	276,049	106,822	382,871
Segmented selling, general & administrative	337,756	721,947	1,059,703
Segmented intangible amortization	721,720	-	721,720
Segmented other expense	3,097	315,771	318,868
Segmented profit	1,615,992	826,581	2,442,573
Segmented intangible addition	2,071,440	-	2,071,440

2014	Online English Language Learning	Print-Based English Language Learning	Total

Segmented assets	$1,407,525	$1,015,913	$2,423,438
Segmented liabilities	623,349	1,056,134	1,679,483
Segmented revenue	831,650	1,680,814	2,512,464
Segmented direct costs	286,945	95,649	382,594
Segmented selling, general & administrative	307,361	642,868	950,229
Segmented intangible amortization	582,857	-	582,857
Segmented other expense	3,652	272,853	276,505
Segmented profit (loss)	(349,165)	669,444	320,279
Segmented intangible addition	544,635	-	544,635

2013	Online English Language Learning	Print-Based English Language Learning	Total

Segmented assets	$1,215,023	$999,567	$2,214,590
Segmented liabilities	496,975	1,206,728	1,703,703
Segmented revenue	466,869	1,541,197	2,008,066
Segmented direct costs	153,200	42,124	195,324
Segmented selling, general & administrative	295,893	645,569	941,462
Segmented intangible amortization	431,049	-	431,049
Segmented other expense	6,171	243,119	249,290
Segmented income (loss)	(419,444)	610,385	190,941
Segmented intangible addition	431,711	-	431,711

Other Financial Items	2017	2016	2015	2014	2013
Print-Based English Language Learning segmented income	$734,579	$588,274	$826,581	$669,444	$610,385
Online English Language Learning segmented income (loss)	(6,380,958)	(341,660)	1,615,992	(349,165)	(419,444)
Foreign exchange gain (loss)	(189,783)	(146,599)	399,314	106,437	134,444
Interest and other financial	(53,709)	(35,768)	(158,792)	(217,040)	(240,516)
Share-based payments	(371,513)	-	(151,038)	(65,663)	(61,926)
Other comprehensive loss	(1,410)	60,173	(157,358)	(36,607)	(79,274)
Total Comprehensive Income /(Loss)	$(6,262,792)	$124,420	$2,374,699	$107,406	$(56,331)

Revenue by Geographic Region

	2017	2016	2015	2014	2013
Latin America	$997,661	$821,762	$2,660,535	$424,892	$60,966
China	1,712,079	2,252,170	2,069,253	1,822,660	1,543,753
Other	67,028	121,289	195,947	264,912	403,347
	$2,776,768	$3,195,221	$4,925,735	$2,512,464	$2,008,066

Identifiable Non-Current Assets by Geographic Region

	2017	2016	2015	2014	2013
Canada	$29,804	$3,467,115	$2,374,241	$1,004,424	$1,024,169
China	885	-	-	7,598	24,270
	$30,689	$3,467,115	$2,374,241	$1,012,022	$1,048,439

Intangibles	Software and Web Development	Content Platform	Content Development	Total
Cost, January 1, 2013	$6,792,163	$1,477,112	$-	$8,269,275
Additions	431,711	-	-	431,711
Effect of foreign exchange	1,191	-		1,191
Cost, December 31, 2013	7,225,065	1,477,112	-	8,702,177
Additions	544,635	-	-	544,635
Effect of foreign exchange	11,911	-	-	11,911
Cost, December 31, 2014	7,781,611	1,477,112	-	9,258,723
Additions	782,945	-	1,288,495	2,071,440
Effect of foreign exchange	66,450	-	-	66,450
Cost, December 31, 2015	8,631,006	1,477,112	1,288,495	11,396,613
Additions	613,163	-	1,185,525	1,798,687
Effect of foreign exchange	(5,081)	-	-	(5,081)
Cost, December 31, 2016	9,239,088	1,477,112	2,474,020	13,190,219
Cost, December 31, 2017	$9,239,088	$1,477,112	$2,474,020	$13,190,219

Intangibles	Software and Web Development	Content Platform	Content Development	Total
Accumulated depreciation, January 1, 2013	$6,626,596	$766,446	$-	$7,523,042
Charge for the year	135,627	295,422	-	431,049
Effect of foreign exchange	1,191	-	-	1,191
Accumulated depreciation, December 31, 2013	6,763,414	1,061,868	-	7,955,282
Charge for the year	287,435	295,422	-	582,857
Effect of foreign exchange	2,986	-	-	2,986
Accumulated depreciation, December 31, 2014	7,053,835	1,357,290	-	8,411,125
Charge for the year	510,366	119,822	91,532	721,720
Effect of foreign exchange	58,024	-	-	58,024
Accumulated depreciation, December 31, 2015	7,622,225	1,477,112	91,532	9,190,869
Charge for the year	611,865	-	391,620	1,003,485
Effect of foreign exchange	(4,144)	-	-	(4,144)
Accumulated depreciation, December 31, 2016	8,229,946	1,477,112	483,152	10,190,210
Charge for the year	557,124	-	494,804	1,051,928
Impairment	452,018	-	1,496,064	1,948,082
Accumulated depreciation, December 31, 2017	$9,239,088	$1,477,112	$2,474,020	$13,190,219
Net book value, December 31, 2013	$461,651	$415,244	$-	$876,895
Net book value, December 31, 2014	$727,776	$119,822	$-	$847,598
Net book value, December 31, 2015	$1,008,781	$-	$1,196,963	$2,205,744
Net book value, December 31, 2016	$1,009,142	$-	$1,990,867	$3,000,009
Net book value, December 31, 2017	$-	$-	$-	$-

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

Net Profit (Loss) for the Year

The Company reported a net loss of $6,261,382 for the year as compared to $64,247 in 2016. The loss per share is $0.18 per share and is primarily due to an impairment of intangible assets and goodwill of $2,087,700 and development costs of $2,692,009 in addition to recording an allowance for bad debts of $732,254. The impairment arose primarily as a result of weakened market conditions in the online English Language Learning segment.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.      Directors and Senior Management

Table No. 6

Directors and Senior Management

December 27, 2018

Name	Position	Age	Date of Election/ Appointment
Michael P. Kraft	Chairman/Director	55	November 1996/December 2018
Khurram Qureshi	CFO/Secretary/Treasurer	55	April 1997/December 2011
Gali Bar-Ziv	President /CEO	46	June 2009//December 2018
Jerry Grafstein	Director	83	September 2010
Tommy Weibing Gong	Director	50	September 2010
Martin Bernholtz	Director	55	August 2013
Robert Martellacci	Director		December 8, 2017

Michael P. Kraft is the Founder, Chairman and a Director of Lingo Media and has been since its inception in 1996.  He is also the President of MPK Inc. a management services and consulting business providing strategic planning, business development and corporate development since 1989. Mr. Kraft is the Chairman of Buckingham Group Limited, a small privately-owned merchant bank that has played a significant role in the capital formation strategy and financing as a principal of various emerging and growth enterprises and participated in financing these companies to become viable entities within their field. He is also a Co-Founder and Chairman of WeedMD Inc., the Founder of Internet of Things Inc., and Co-Founder & Chairman of Lingo Media Corporation.

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

Robert Martellacci is founder and President, MindShare Learning Technology since 2002 and President and Co-Founder, C21 Canada—Canadians for 21st Century Learning & Innovation. He has over 25 years of expertise in the learning and technology field as an administrator at York University & Country Manager, TLC Canada School Division and MLS. Mr. Martellacci served on the President’s Task Force on the College System at York University. His board appointments include: Past Chair, Canadian eLearning Enterprise Alliance and board member York University Institute on Learning Technology. Mr. Martellacci was also appointed to the ICTC Task Force on Driving Change Education and Skills DigitalTalent2020. Mr. Martellacci was awarded the 2016 Chair’s Global Best Partnership Award for outstanding work nationally and internationally for taking a leadership role in forging strategic partnerships between industry and education. He is also founder and CEO of MindShare WorkSpace, a coworking/innovation space on a mission to redefine the future of work and learning. Mr. Martellacci is a graduate of Pepperdine University with a Master’s degree in Educational Technology.

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

Summary Compensation Table

			Share-	Option-	Non-equity incentive plan compensation
Name and principal position	Year	Salary ($)	based awards ($)	based awards ($)(2)	Annual incentive plans	Long-term incentive plans(3)	Pension Value ($)	All other compensation ($)(1)	Total compensation ($)
Michael P. Kraft Chairman and Director	2017 2016 2015	120,000 120,000 132,500	Nil Nil Nil	100,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	25,854 134,198 24,191	245,854 254,198 156,691
Gali Bar-Ziv President, Chief Executive Officer	2017 2016 2015	150,000 150,000 139,500	Nil Nil Nil	100,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	37,844 42,898 94,167	287,844 192,898 233,667
Khurram Qureshi Chief Financial Officer	2017 2016 2015	60,000 60,000 60,000	Nil Nil Nil	50,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 7,500 Nil	110,000 67,500 60,000

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

Table No. 7

Shareholdings of Directors and Executive Officers

Shareholdings of 5% Shareholders

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percent of Class
Common	Michael P. Kraft(2)(3)	2,804,950(5)	7.89%
Common	Khurram Qureshi	38,606 (6)	*
Common	Gali Bar-Ziv	242,864(7)	*
Common	Martin Bernholtz (2)(3)(4)	230,000(8)	*
Common	Tommy Gong(4)	[nil](9)	*
Common	Jerry Grafstein(3)(4)	900,000(10)	2.53%
Common	Robert Martellacci(2)(3)	[nil](11)
Common	Global Telecom Holding SAE	2,857,143	8.04%
As a group (8 parties)		7,145,125	19.91%

* Less than 1%.

(1)	The information as to voting securities beneficially owned, controlled or directed, not being within the knowledge of the Company, has been furnished by the respective individuals.
(2)	Member of the Audit Committee.
(3)	Member of the Compensation Committee.
(4)	Member of the Corporate Governance and Nominating Committee.
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

Stock Options Outstanding

Expressed in Canadian Dollars

	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date
Michael P. Kraft Chairman and Director	1,000,000	0.20	December 12, 2020
Gali Bar-Ziv, President, Chief Executive Officer	1,000,000	0.20	December 12, 2020
Khurram Qureshi Chief Financial Officer	500,000	0.20	December 12, 2020
Jerry Grafstein Director	450,000	0.20	December 12, 2020
Tommy Weibing Gong Director	290,000	0.20	December 12, 2020
Robert Martellacci Director	80,000	0.20	December 12, 2020
Martin Bernholtz Director	470,000	0.20	December 12, 2020

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

A 10% strengthening of the US dollar against the Canadian dollar would have increased the net equity by approximately $67,000 (2016 - $294,858) due to reduction in the value of net liability balance. A 10% of weakening of the US dollar against Canadian dollar at December 31, 2017 would have had the equal but opposite effect. The significant financial instruments of the Company, their carrying values and the exposure to other denominated monetary assets and liabilities, as of December 31, 2017 are as follows:

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

PART II

Item 13.     Defaults, Dividend Arrearages and Delinquencies

None

Item 14.     Material Modifications to the Rights of Security Holders and Use of Proceeds

None

ITEM 15.CONTROLS AND PROCEDURES

15.A.        Evaluation of Controls and Procedures

As of the end of the period covered by this report ("Date of Evaluation"), an evaluation was carried out under the supervision and with the participation of the Company's management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) enacted under the Securities Exchange Act of 1934 (“1934 Act”). Based on that evaluation, the CEO and CFO have concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the 1934 Act is effective at the reasonable assurance level. Additionally, the CEO and CFO have concluded that the Company's disclosure controls and procedures are also effective at the reasonable assurance level to ensure that information required to be disclosed by the Company in reports that it files or submits under the 1934 Act is accumulated and communicated to Company management, including such CEO and CFO, to allow timely decisions regarding required disclosure. No material weaknesses in such disclosure controls and procedures were identified, and no material change to such disclosure controls or procedures was made.

Management’s Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting. Internal control over financial reporting is defined as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers, or persons performing similar functions, and affected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”) and includes those policies and procedures that:

. pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company:

. provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with the authorizations of management and directors of the Company; and

. provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017 based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that, as of December 31, 2016 the Company’s internal control over financial reporting is effective at the reasonable assurance level.

The effectiveness of any system of internal control over financial reporting, including the Company’s, is subject to inherent limitations, including the exercise of judgment in designing, implementing, operating, and evaluating the controls and procedures, and the inability to eliminate misconduct completely. Accordingly, in designing and evaluating the disclosure controls and procedures, Management recognizes that any system of internal control over financial reporting, including the Company’s, no matter how well designed and operated, can only provide reasonable, and not absolute, assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that Management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs. Because of the inherent limitations of internal control over financial reporting, including miscommunication, the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be fully preventable or detectable on a timely basis. Also, projections of any evaluation of effectiveness of the internal control over financial reporting to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company intends to continue to monitor its internal controls and upgrade same as necessary or appropriate for its business, but cannot insure that such improvements will be sufficient to provide the Company with effective internal control over financial reporting.

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

ITEM 16B.      CODE OF ETHICS

The Company has adopted a “Code of Conduct”, the text of such code is available through its internet website, www.lingomedia.com .

ITEM 16C.      PRINCIPAL ACCOUNTANT FEES AND SERVICES

Nature of Services	Fees Paid to Auditor Year-ended December 31, 2017	Fees Paid to Auditor Year-ended December 31, 2016	Fees Paid to Auditor Year-ended December 31, 2015
Audit Fees (1)	85,818	$84,370	$66,543
Audit-Related Fees (2)	17,336	7,800	7,800
Tax Fees (3)	4,500	9,414	2,000
All Other Fees (4)	Nil	Nil	Nil
Total	107,653	$101,584	$76,343

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

31.1. Certificate of the CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2. Certificate of the CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32     Certificate of the CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused this annual report to be signed on its behalf.

LINGO MEDIA CORPORATION By: /s/Gali Bar-Ziv Gali Bar-Ziv President and Chief Executive Officer By: /s/Khurram Qureshi Khurram R. Qureshi Chief Financial Officer December 28, 2018

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