Form 20-F
period 2018-12-31
LINGO MEDIA CORP
filed 2019-05-15
CIK 1177167

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Annual Report

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018

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

Gali Bar-Ziv, President & CEO

Tel: (416) 927-7000 x33 Fax: (416) 927-1222 Email: investor@lingomedia.com

Lingo Media Corporation 151 Bloor Street West, Suite 703, Toronto, Ontario, Canada M5S 1S4

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares	LM	TSX Venture Exchange
Common Shares	LMDCF	OTC Markets
Common Shares	LIMA	Frankfurt Stock Exchange

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

Yes ___ No X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X   No ___

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File rerquiredd to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

U.S. GAAP ____ International Financial Reporting Standards as issued by the International Accounting Standards Board X  Other ____

If “Other” has been checked in response to the previous question mark, indicate by check mark which financial statement item the registrant has elected to follow: Item 17          Item 18 ___

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ___ No X

LINGO MEDIA CORPORATION

FORM 20-F ANNUAL REPORT

TABLE OF CONTENTS

PART I

Item 1.	Identity of Directors, Senior Management and Advisors	4
Item 2.	Offer Statistics and Expected Timetable	4
Item 3.	Key Information	4
Item 4.	Information on the Company	12
Item 4A.	Unresolved Staff Comments	20
Item 5.	Operating and Financial Review and Prospects	20
Item 6.	Directors, Senior Management and Employees	29
Item 7.	Major Shareholders and Related Party Transactions	38
Item 8.	Financial Information	39
Item 9.	The Offer and Listing	48
Item 10.	Additional Information	43
Item 11.	Quantitative and Qualitative Disclosures about Market Risk	53
Item 12.	Description of Securities Other Than Equity Securities	55

PART II

Item 13.	Default, Dividend Arrearages and Delinquencies	55
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	55
Item 15.	Controls and Procedures	55
Item 16.	Reserved	57
Item 16A.	Audit Committee Financial Expert	57
Item 16B.	Code of Ethics	57
Item 16C.	Principal Accountant Fees and Services	58
Item 16D.	Exemptions from the Listing Standards for Audit Committees	58
Item 16E.	Purchase of Equity Security by the Issuer and Affiliated Purchasers	58
Item 16F.	Change in Registrant’s Certifying Accountant	58
Item 16G.	Corporate Governance	58
Item 16H.	Mine Safety Disclosure	58

PART III

Item 17.	Financial Statements	58
Item 18.	Financial Statements	59
Item 19.	Exhibits	59

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

PART I

ITEM 1. Identity of Directors, Senior Management and Advisors

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Lingo Media Corporation (“Lingo Media” or the “Company”) is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of Ontario and its shares are listed on the TSX Venture Exchange and inter-listed on the OTC Marketplace. The consolidated financial statements of the Company as at and for the year ended December 31, 2018 comprise the Company and its wholly owned subsidiaries: Lingo Learning Inc., ELL Technologies Ltd., Vizualize Technologies Corporation, ELL Technologies Limited, Speak2Me Inc., Parlo Corporation and Lingo Group Limited (the “Group”).

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

The following data for the fiscal years ended December 31, 2018, 2017, 2016, 2015, and 2014 is derived from our consolidated financial statements prepared in accordance with IFRS as issued by the IASB and all are expressed in Canadian Dollars.

	Fiscal Year Ended December 31
	2018	2017	2016	2015	2014
Revenue	$1,940,182	$2,776,768	$3,195,221	$4,925,735	$2,512,464
Profit/(Loss) from Operations	98,925	(5,839,868)	434,319	2,601,824	523,736
Total Comprehensive Profit/(Loss)	(71,954)	(6,262,792)	124,420	2,374,699	107,406
Total Assets	1,302,004	1,534,072	7,176,192	5,232,951	2,423,438
Current Assets	1,248,840	1,503,383	3,709,077	2,858,710	1,411,416
Issued Share Capital	35,529,192	35,529,192	35,529,192	29,518,343	22,379,177
Weighted Average Number of Common Shares Outstanding	35,529,192	35,529,192	33,987,383	26,288,889	21,986,300
Total Equity	558,594	553,754	6,445,033	4,046,784	743,956
Dividends per Common Share	NIL	NIL	NIL	NIL	NIL
Earnings/(Loss) per Share
Basic	$(0.00)	$(0.18)	$0.00	$0.10	$0.01
Diluted	$(0.00)	$(0.18)	$0.00	$0.09	$0.01

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

Table No. 4

U.S. Dollar/Canadian Dollar

	Average	High	Low	Close
Mar-19	1.3368	1.3471	1.3128	1.3342
Feb-19	1.3206	1.3343	1.3066	1.3165
Jan-19	1.3301	1.3664	1.3116	1.3142
Dec-18	1.3432	1.3664	1.3157	1.3644
Nov-18	1.3200	1.3362	1.3047	1.3285
Oct-18	1.3010	1.3173	1.2780	1.3124
Sept-18	1.3037	1.3228	1.2882	1.2921
Aug-18	1.3041	1.3176	1.2885	1.3077
Jul-18	1.3130	1.3291	1.2983	1.3014
Jun-18	1.3129	1.3387	1.2857	1.3141
May-18	1.2873	1.3049	1.2727	1.2966
Apr-18	1.2733	1.2945	1.2524	1.2817

Fiscal Yr Ended December 31, 2018	1.2961	1.3642	1.2552	1.3644
Fiscal Yr Ended December 31, 2017	1.2986	1.3743	1.2128	1.2545
Fiscal Yr Ended December 31, 2016	1.3219	1.4691	1.2458	1.3433
Fiscal Yr Ended December 31, 2015	1.1048	1.1643	1.0614	1.1601
Fiscal Yr Ended December 31, 2014	1.0302	1.0697	0.9839	1.0636

3.B.      Capitalization and Indebtedness

Not applicable

3.C.      Reasons for the Offer and Use of Proceeds

Not applicable

3.D.      Risk Factors

Financial risk management objectives and policies

The financial risk arising from the Company’s operations are currency risk, liquidity risk and credit risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Group’s ability to continue as a going concern. The risks associated with accounts receivable and the policies on how to mitigate these risks are as follows:

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

A 10% strengthening of the US Dollars against Canadian Dollars would have increased the net equity by approximately $63,030 (2017 - $67,000) due to reduction in the value of net liability balance. A 10% weakening of the US Dollar against Canadian Dollar at December 31, 2018 would have had the equal but opposite effect. The significant financial instruments of the Company, their carrying values and the exposure to other denominated monetary assets and liabilities, as of December 31, 2018 and 2017 are as follows:

	2018	2017
	USD	USD
Cash	14,741	122,319
Accounts receivable	660,704	518,999
Accounts payable	189,586	104,225
Accrued liabilities	23,882	-

Liquidity Risk

The Company manages its liquidity risk by preparing and monitoring forecasts of cash expenditures to ensure that it will have sufficient liquidity to meet liabilities when due. The Company’s accounts payable and accrued liabilities generally have maturities of less than 90 days. At December 31, 2018, the Company had cash of $233,843 (2017 - $327,434), accounts and grants receivable of $913,458 (2017 - $970,467) to settle current liabilities of $743,410 (2017 - $980,318).

Credit Risk

Credit risk refers to the risk that one party to a financial instrument will cause a financial loss for the counterparty by failing to discharge an obligation. The Company is primarily exposed to credit risk through accounts receivable. The maximum credit risk exposure is limited to the reported amounts of these financial assets. Credit risk is managed by ongoing review of the amount and aging of accounts receivable balances. As at December 31, 2018, the Company has outstanding receivables of $913,458 (2017 - $970,467). New impairment requirements use an 'expected credit loss' ('ECL') model to recognize an allowance. Impairment is measured using a 12-month ECL method unless the credit risk on a financial instrument has increased significantly since initial recognition in which case the lifetime ECL method is adopted. For receivables, a simplified approach to measuring expected credit losses using a lifetime expected loss allowance is available. The Company deposits its cash with high credit quality financial institutions, with the majority deposited within Canadian Tier 1 Banks.

Dependence on Major Customer

The Company had sales to a major customer in 2018 and 2017, a government agency of the People’s Republic of China. The total percentage of sales to this customer during the year was 80% (2017 – 59%, 2016 – 54%) and the total percentage of accounts receivable at December 31, 2018 was 89% (2017 – 84%, 2016 – 52%).

Market Trends and Business Uncertainties

Lingo Media believes that the global market trends in English language learning are strong and will continue to grow. Developing countries around the world, specifically in Latin America and Asia are expanding their mandates for the teaching of English amongst students, young professionals and adults. The British Council suggests that there are 1.6 billion people learning English globally. English language learning products and services are currently a US$56.3 billion global market notes Ambient Insight.

GlobalEnglish forecasts the global eLearning market to grow to $37.6 billion by 2020, while experiencing exponential growth to reach $325 billion worldwide by 2025.

Markets and Markets forecasts the global EdTech market to grow from US$43.27 billion in 2015 to US$93.76 billion to 2019, or at a CAGR or 16.72%.

Latin American Region

The Inter-American Dialogue recently noted that while English language training programs exist in various forms throughout Latin American region, there are three key factors that these programs must address to be successful: ensuring continuity, developing a strong monitoring and evaluation framework that informs adaptation, and addressing the lack of sufficient quality teachers. Students attending English language training (“ELT”) classes in Latin America accounted for approximately 14 per cent of worldwide revenues, or US$321-million in 2017. Growth has been very rapid in the Latin American region and represents a particularly strong opportunity moving forward relative to other geographic regions.

Asia-Pacific Region

Technavio forecasts the English language training (ELT) market in China to be worth $75 billion by 2022, growing at a CAGR of 22%. The growth of the ELT market in China is driven by more people desiring to learn English, the adaptation of smartphones, increasing levels of disposable income, and the inherent advantages of online education. Technavio also notes that 49% of the growth in the global digital English language learning market will come from the Asia-Pacific region.

Lingo Media is positioned to take advantage of the market opportunity for English language training in Latin America and Asia, with its scalable digital language learning technology and solutions. Although the market outlook remains positive, there can be no assurance that this trend will continue or that the Company will benefit from this trend.

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

Failure of Delivery Infrastructure to Perform Consistently

Our success as a business depends, in part, on our ability to provide consistently high-quality online services to users via the delivery infrastructure. There is no guarantee that the Company’s delivery infrastructure and/or its software will not experience problems or other performance issues. If the delivery infrastructure or software fails or suffers performance problems, then it would likely affect the quality and interrupt the continuation of our services and significantly harm the business.

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

Supply Failures

The Company relies on third parties for the timely supply of maintenance services. Although the Company actively manages these third-party relationships to ensure continuity of services on time and to its required specifications, some events beyond its control could result in the complete or partial failure of services or services not being delivered on time. Any such failure could negatively affect the Company’s operating results.

Our Public Trading Market is Highly Volatile

The Company's common shares trade on the TSX Venture Exchange under the symbol "LM", and had previously traded on the OTC Markets under the symbol “LMDCF”.

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

Penny Stock Rules

Our common shares had previously been quoted on the OTC Marketplace; a quotation system for equity securities. It is a more limited trading market than the NASDAQ, and timely, accurate quotations of the price of our common shares may not always be available. You may expect trading volume to be low in such a market. Consequently, should trading resume on such market, the activity of only a few shares may affect the market and may result in wide swings in price and in volume.

Our common shares had been listed on the OTC Marketplace, and had been subject to the requirements of Rule 15(g)- 9, promulgated under the Securities Exchange Act. Under such rule, broker-dealers who recommend low-priced securities to persons other than established customers and accredited investors must satisfy special sales practice requirements, including a requirement that they make an individualized written suitability determination for the purchaser and receive the purchaser’s consent prior to the transaction. The Securities Enforcement Remedies and Penny Stock Reform Act of 1990 also requires additional disclosure in connection with any trade involving a stock defined as a penny stock. Generally, the Commission defines a penny stock as any equity security not traded on an exchange or quoted on NASDAQ that has a market price of less than $5.00 per share. The required penny stock disclosures include the delivery, prior to any transaction, of a disclosure schedule explaining the penny stock market and the risks associated with it. Such requirements could severely limit the market liquidity of the securities and the ability of purchasers to sell their securities in the secondary market.

The stock market has experienced significant price and volume fluctuations, and the market prices of companies, have been highly volatile. Investors may not be able to sell their shares at or above the then current price. In addition, our results of operations during future fiscal periods might fail to meet the expectations of stock market analysts and investors. This failure could lead the market price of our common shares to decline.

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

Vizualize Technologies Corporation was incorporated pursuant to the Business Corporation Act (Ontario) on March 22, 2010.

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

8 Xiao Yun Road, Suite 201, Unit 083A

Chao Yang District, Beijing China 100020

The Company's fiscal year ends on December 31st.

The Company's common shares trade on the TSX Venture Exchange under the symbol "LM", are quoted on the Frankfurt Stock Exchange under the symbol “LIMA” and the German securities code is (WKN) 121226, and had previously been on the OTC Market under the symbol “LMDCF”.

4.B.      BUSINESS OVERVIEW

Background

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

Lingo Media’s two distinct operating units include ELL Technologies and Lingo Learning. ELL Technologies is a web-based educational technology (“EdTech”) English language learning training and assessment company that creates innovative software-as-a-service e-learning solutions. Lingo Learning is a print-based publisher of English language learning textbook programs in China. The Company has formed successful relationships with key government and industry organizations, establishing a strong presence in China’s education market of more than 500 million students. Lingo Media is extending its global reach, with an initial market expansion into Latin America and continues to expand its product offerings and technology applications.

As of December 31, 2018, the Company operated two distinct business segments as follows:

Print-Based English Language Learning

The Company continues to maintain its legacy textbook publishing business through Lingo Learning, a print-based publisher of English language learning programs in China since 2001. Lingo Learning has an established presence in China’s education market of over 300 million students. To date, it has co-published more than 671 million units from its library of program titles.

China Publishing

Lingo Media has spent 19 years developing English Language Learning (ELL), products, programs, and relationships in the Chinese market. Learning to communicate in English is seen as a top priority for Chinese school students and young adult learners. Along with learning how to use a PC, English skills are perceived as a key determinant of their future levels of prosperity. The Company’s ELL books, audio and CD-based programs are unique in that they have a special focus on the spoken language. In addition to developing learning materials, considerable resources have been expended on the development of relationships with leading Chinese publishers, both in the education and trade sectors, as well as in extensive marketing of Lingo Media’s programs.

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

Online English Language Learning

ELL Technologies offers more than 2,000 hours of interactive learning through a number of product offerings that include Winnie’s World, English Academy, Campus, English for Success, Master and Business in addition to offering custom solutions. ELL Technologies is primarily marketed in Latin America through a network of distributors and earns its revenues from online and offline licensing fees from its suite of web-based language learning products and applications.

ELL Technologies had an extensive existing product line which required substantial revisions in the technology platform and user interface. Over the past five years, our development team has engineered an eLearning platform and has been introducing new products to the market since the beginning of 2015, integrating cutting-edge technologies, solutions, content and pedagogy.

ELL Technologies’ high-tech, easy to implement eLearning Software-as-a-Service solutions have positioned the Company to provide learners of all ages and levels of English proficiency with a platform to further their language learning development. See our “Correlation Table”:

The horizontal axis contains our product information and correlates to the vertical axis which contains the ages and levels of proficiency that our solutions target.

Segmented Information (Before Other Financial Items Below)

The Company operates two distinct reportable business segments as follows:

License of intellectual property: Lingo Learning is a print-based publisher of English language learning textbook programs in China. It earns significantly higher royalties from Licensing Sales compared to Finished Product Sales.

Online and offline Language Learning: ELL Technologies is a global web-based educational technology (“EdTech”) language learning, training, and assessment company. The Company provides the right to access to hosted software over a contract term without the customer taking possession of the software. The Company also provides Offline licenses for the right to use perpetual language-learning.

Transactions between operating segments and reporting segment are recorded at the exchange amount and eliminated upon consolidation.

2018	Online English Language Learning	Print-Based English Language Learning	Head Office	Total
Segmented assets	$141,238	$1,087,463	$73,303	$1,302,004
Segmented liabilities	348,214	160,750	234,446	743,410
Segmented revenue - online	206,955	-	-	206,955
Segmented revenue – offline	8,012	-		8,012
Segmented revenue – royalty	38,701	1,686,514		1,725,215
Segmented direct costs	180,832	90,188	-	271,020
Segmented selling, general & administrative	348,436	64,580	787,750	1,200,766
Segmented other expense	10,918	196,079	905	207,902
Segmented profit (loss)	(475,131)	1,335,666	(788,655)	71,879

2017	Online English Language Learning	Print-Based English Language Learning	Head Office	Total
Segmented assets	$189,200	$1,257,239	$87,633	$1,534,072
Segmented liabilities	228,418	164,294	587,606	980,318
Segmented revenue	1,088,197	1,688,571	-	2,776,768
Segmented direct costs	134,695	90,923	-	225,618
Segmented selling, general & administrative	455,915	97,404	814,834	1,368,153
Segmented intangible amortization	1,051,928	-	-	1,051,928
Segmented other expense	1,074	182,461	1,131	184,666
Segmented impairment	2,087,700	-		2,087,700
Segmented profit (loss)	(6,148,195)	1,317,783	(815,965)	(5,646,377)

2016	Online English Language Learning	Print-Based English Language Learning	Head Office	Total
Segmented assets	$4,521,560	$1,675,740	$978,892	$7,176,192
Segmented liabilities	206,784	198,315	326,059	731,158
Segmented revenue	1,456,421	1,738,800	-	3,195,221
Segmented direct costs	167,597	217,787	-	385,384
Segmented selling, general & administrative	168,161	295,549	901,025	1,364,735
Segmented intangible amortization	1,003,485	-	-	1,003,485
Segmented other expense	806	192,658	1,539	195,003
Segmented profit	116,372	1,032,806	(902,564)	246,614
Segmented intangible addition	1,798,687	-	-	1,798,687

2015	Online English Language Learning	Print-Based English Language Learning	Head Office	Total
Segmented assets	$3,503,171	$1,306,848	$422,932	$5,232,951
Segmented liabilities	158,399	96,536	931,232	1,186,167
Segmented revenue	2,954,614	1,971,121	-	4,925,735
Segmented direct costs	276,049	106,822	-	382,871
Segmented selling, general & administrative	273,078	68,248	718,377	1,059,703
Segmented intangible amortization	721,720	-	-	721,720
Segmented other expense	2,187	315,161	1,520	318,868
Segmented profit	1,681,580	1,480,891	(719,897)	2,442,574
Segmented intangible addition	2,071,440	-	-	2,071,440

2014	Online English Language Learning	Print-Based English Language Learning	Head Office	Total
Segmented assets	$928,893	$975,891	$518,654	$2,423,438
Segmented liabilities	234,160	82,097	1,363,225	1,679,482
Segmented revenue	831,650	1,680,814	-	2,512,464
Segmented direct costs	286,945	95,649	-	382,594
Segmented selling, general & administrative	148,974	164,567	636,688	950,229
Segmented intangible amortization	582,857	-	-	582,857
Segmented other expense	3,339	272,246	920	276,505
Segmented profit	(190,466)	1,148,352	(637,607)	320,279
Segmented intangible addition	544,635	-	-	544,635

Other Financial Items	2018	2017	2016	2015	2014
Print-Based English Language Learning segmented income	$1,335,666	$1,317,783	$1,032,806	$1,480,891	$1,148,352
Online English Language Learning segmented income (loss)	(475,131)	(6,148,195)	116,372	1,681,580	(190,466)
Head Office	(788,655)	(815,965)	(902,564)	(719,897)	(637,607)
Foreign exchange gain (loss)	38,351	(189,783)	(146,599)	399,314	106,437
Interest and other financial	(51,898)	(53,709)	(35,768)	(158,792)	(217,040)
Share-based payments	(162,489)	(371,513)	-	(151,038)	(65,663)
Other comprehensive loss	32,202	(1,410)	60,173	(157,358)	(36,607)
Total Comprehensive Income /(Loss)	$(71,954)	$(6,262,792)	$124,420	$2,374,699	$107,406

Revenue by Geographic Region

	2018	2017	2016	2015	2014
Latin America	$187,008	$997,661	$821,762	$2,660,535	$424,892
China	1,702,249	1,712,079	2,252,170	2,069,253	1,822,660
Other	50,925	67,028	121,289	195,947	264,912
	$1,940,182	$2,776,768	$3,195,221	$4,925,735	$2,512,464

Identifiable Non-Current Assets by Geographic Region

	2018	2017	2016	2015	2014
Canada	$52,131	$29,804	$3,467,115	$2,374,241	$1,004,424
China	1,033	885	-	-	7,598
	$53,164	$30,689	$3,467,115	$2,374,241	$1,012,022

Intangibles	Software and Web Development	Content Platform	Content Development	Total
Cost, January 1, 2014	$7,225,065	$1,477,112	$-	$8,702,177
Additions	544,635	-	-	544,635
Effect of foreign exchange	11,911	-	-	11,911
Cost, December 31, 2014	7,781,611	1,477,112	-	9,258,723
Additions	782,945	-	1,288,495	2,071,440
Effect of foreign exchange	66,450	-	-	66,450
Cost, December 31, 2015	8,631,006	1,477,112	1,288,495	11,396,613
Additions	613,163	-	1,185,525	1,798,687
Effect of foreign exchange	(5,081)	-	-	(5,081)
Cost, December 31, 2016	9,239,088	1,477,112	2,474,020	13,190,219
Cost, December 31, 2017 and 2018	$9,239,088	$1,477,112	$2,474,020	$13,190,219

Intangibles	Software and Web Development	Content Platform	Content Development	Total
Accumulated depreciation, January 1, 2014	$6,763,414	$1,061,868	$-	$7,955,282
Charge for the year	287,435	295,422	-	582,857
Effect of foreign exchange	2,986	-	-	2,986
Accumulated depreciation, December 31, 2014	7,053,835	1,357,290	-	8,411,125

Intangibles	Software and Web Development	Content Platform	Content Development	Total
Charge for the year	$510,366	$119,822	$91,532	$721,720
Effect of foreign exchange	58,024	-	-	58,024
Accumulated depreciation, December 31, 2015	7,622,225	1,477,112	91,532	9,190,869
Charge for the year	611,865	-	391,620	1,003,485
Effect of foreign exchange	(4,144)	-	-	(4,144)
Accumulated depreciation, December 31, 2016	8,229,946	1,477,112	483,152	10,190,210
Charge for the year	557,124	-	494,804	1,051,928
Impairment	452,018	-	1,496,064	1,948,082
Accumulated depreciation, December 31, 2017 and 2018	$9,239,088	$1,477,112	$2,474,020	$13,190,219
Net book value, December 31, 2014	$727,776	$119,822	$-	$847,598
Net book value, December 31, 2015	$1,008,781	$-	$1,196,963	$2,205,744
Net book value, December 31, 2016	$1,009,142	$-	$1,990,867	$3,000,009
Net book value, December 31, 2017 and 2018	$-	$-	$-	$-

4.C.      Organization Structure

See 4.A. “History and Development of the Company” for more information.

Name of subsidiary	Principal activity	Place of incorporation	Proportion of ownership interest and voting rights held
		and operation	December 31, 2018	December 31, 2017	December 31, 2016
Lingo Learning Inc.	Developer and publisher of English language learning print and audio-based products	Canada	100%	100%	100%
ELL Technologies Ltd.	English language learning multi-media & online training service	Canada	100%	100%	100%
ELL Technologies Limited	English language learning multi-media & online training service	U.K.	100%	100%	100%
Speak2Me Inc.	Free English language learning online service	Canada	100%	100%	100%
Parlo Corporation	Fee-based online English language learning training and assessment service	Canada	100%	100%	100%

4.D.      Property and Equipment

The Company’s executive offices are located in rented premises of approximately 4,270 sq. ft. at 151 Bloor Street West, Suite 703, Toronto, Ontario, M5S 1S4 Canada. The Company began occupying these facilities, through its subsidiary Lingo Learning Inc. in March 2006.

The Company’s Beijing representative offices are located in rented premises of approximately 2,174 sq. ft. at 6 Chao Wai Street, Vantone Center, Tower A, Suite 401, Chaoyang District, Beijing, China 100020

The Company has office equipment, furniture and computer equipment located in these offices and for the fiscal years ended December 31, 2018, 2017, 2016, 2015, and 2014, they have a net carrying value of $53,164, $30,689, $27,488, $28,879, and $24,806, respectively.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended December 31, 2018, December 31, 2017, and December 31, 2016 should be read in conjunction with the consolidated financial statements of the Company and the notes thereon.

The following discussion contains forward-looking statements that are subject to significant risks and uncertainties. Readers should carefully review the risk factors described herein and in other documents the Company files from time to time with the Securities and Exchange Commission.

5.A      Operating Results

On January 1, 2018, the Company adopted the new rules IFRS 15, Revenue Recognition from Contracts with Customers (“IFRS 15”) retrospectively with the cumulative effect of initially applying the rules recognized at the date of initial application.

The following table summarize the impacts of adopting IFRS 15 on operating results.

December 31, 2018	As reported	Adjustments	Amounts without adoption of IFRS 15
Assets
Prepaid and other receivables	$101,539	$25,610	$75,929
Total Assets	1,302,004	25,610	1,276,394

Liabilities
Contract liabilities	217,259	217,259	-
Total Liabilities	743,410	217,259	526,151

Equity
Deficit	(25,040,050)	(191,649)	(24,848,402)
Total equity	558,594	(191,649)	750,243

Total equity and liabilities	1,302,004	25,610	1,276,394

Impact on the consolidated statement of comprehensive income (loss)

For the year ended December 31, 2018	As reported	Adjustments	Amounts without adoption of IFRS 15
Revenue	$1,940,182	$(126,400)	$2,066,582
Direct costs	271,020	(20,445)	291,465
Net Profit / (Loss) for the Year	(104,156)	105,955	1,799
Total Comprehensive Income (Loss)	(71,954)	105,955	34,001

Fiscal Year Ended December 31, 2018 vs. Fiscal Year Ended December 31, 2017

Revenues from Print-Based English language learning for the period were $1,686,514 compared to $1,688,571 in 2017 as a result of foreign exchange fluctuations in the Chinese RMB and Canadian Dollar vs. the US Dollar. Direct costs associated with publishing revenue are relatively modest and have been consistent throughout the years. The Company continues to maintain its relationship with PEP and is investing in the development of its existing and new programs and marketing activities to maintain and increase its royalty revenues.

During 2018, Lingo Media recorded revenues of $1,940,182 as compared to $2,776,768 in 2017, a decrease of 30%. Net loss was $104,156 as compared to $6,261,382 in 2017 resulting in a $0.00 loss per share as compared to $0.18 loss per share in 2017.

Selling, General and Administrative Costs

Selling, general and administrative expenses were $1,200,766 compared to $1,368,153 in 2017. Selling, general and administrative expenses for the two segments are segregated below.

(i) Print-Based English Language Learning

Selling, general and administrative cost for print-based publishing decreased from $97,404 in 2017 to $64,580 in 2018 due to the increase in government grants and general admin expense recovery. The following is a breakdown of selling, general and administrative costs directly related to print-based English language learning:

For the Year Ended December 31	2018	2017
Sales, marketing & administration	$72,154	$38,022
General admin expense recovery	(82,464)	(9,673)
Consulting fees & salaries	246,783	167,708
Travel	48,465	37,951
Premises	11,577	83,550
Professional fees	10,878	12,259
Less: Grants	(242,813)	(232,413)
	$64,580	$97,404

(ii) Online English Language Learning

Selling, general and administrative costs related to online English language learning was $348,436 for the year compared to $455,915 in 2017. Selling, general and administrative costs for this operating unit decreased in 2018 as compared to 2017, which is the result of managing expenses.

For the Year Ended December 31	2018	2017
Sales, marketing & administration	$120,629	$189,698
Consulting fees and salaries	146,202	165,940
Travel	18,593	36,759
Premises	48,000	48,000
Professional fees	15,012	15,518
	$348,436	$455,915

(iii)	Head Office

Selling, general and administrative costs related to head office was $787,750 for the year compared to $814,834 in 2017. Selling, general and administrative costs for this reporting unit decreased in 2018 as compared to 2017, which is the result of decrease on expenditures related to shares holder services and professional fees.

For the Year Ended December 31	2018	2017
Sales, marketing & administration	$117,538	$57,230
Consulting fees & salaries	481,574	354,112
Travel	9,322	11,861
Shareholder services	76,240	137,517
Professional fees	103,076	254,114
	$787,750	$814,834
Total Selling and Administrative Expenses	$1,200,766	$1,368,153

Government Grants

Included as a reduction of selling, general and administrative expenses are government grants of $242,813 (2017 - $232,413), relating to the Company’s publishing and software projects. At the end of the year, $nil (2017 - $22,556) is included in accounts and grants receivable.

The government grant for the print-based English language learning segment is repayable in the event that the segment’s annual net income before tax for the current year and the previous two years exceeds 15% of revenue. During 2018 and 2017, the conditions for the repayment of grants did not arise and no liability was recorded.

Segmented Information

Total comprehensive loss for the Company was $71,954 for the year ended December 31, 2018 as compared to total comprehensive loss $6,262,792 in 2017. Total comprehensive loss can be attributed to the two operating segments as shown below:

Online English Language Learning (“ELL”)	2018	2017
Revenue	$253,668		$1,088,197
Expenses:
Direct costs	180,832		134,695
General & administrative	348,436		455,915
Bad debt expense	(293,379)		732,254
Amortization of property & equipment	1,605		894
Amortization of development costs	-		1,051,928
Development costs	481,992		2,692,009
Loss on acquisition	-		80,818
Impairment loss – goodwill	-		139,618
Impairment – intangible assets	-		1,948,081
Income taxes and other taxes	9,313		180
	728,799		7,236,392
Segmented Loss – Online ELL	(475,131)		(6,148,195)

Print-Based English Language Learning
Revenue	1,686,514		1,688,571
Expenses:
Direct costs	90,188		90,923
Selling, general & administrative	64,580		97,404
Amortization of property & equipment	15,859		4,619
Income taxes and other taxes	180,221		177,842
	350,848		370,788
Segmented Profit – Print-Based ELL	1,335,666		1,317,783
Head Office
Expenses:
General & administrative	787,750		814,834
Amortization of property & equipment	905		1,131
	788,655		815,965
Total Segmented Profit (Loss)	$71,880	$	(5,646,377)
Other
Foreign exchange	38,351		(189,783)
Interest and other financial expenses	(51,898)		(53,709)
Share-based payment	(162,489)		(371,513)
Other comprehensive income (loss)	32,202		(1,410)
	(143,834)		(616,415)
Total Comprehensive Loss	$(71,954)		$(6,262,792)

Share-Based Payments

The Company amortizes share-based payments with a corresponding increase to the contributed surplus account. During the year, the Company recorded an expense of $162,489 compared to $371,513 in 2017.

Foreign Exchange

The Company recorded foreign exchange gain of $38,351 as compared to foreign exchange loss of $189,783 in 2017, relating to the Company's currency risk through its activities denominated in foreign currencies as the Company is exposed to foreign exchange risk as a significant portion of its revenue and expenses are denominated in Chinese Renminbi and US Dollars.

Income Tax Expense

The Company recorded a tax expense of $189,534 for the year ended December 31, 2018 compared to a tax expense of $178,022 in 2017. This tax is a withholding tax paid on revenues earned in China and repatriated outside of China.

Net Profit (Loss) for the Year

The Company reported a net loss of $104,156 for the year as compared to $6,261,382 in 2017. The loss per share is $0.00.

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

Selling, General and Administrative Costs

Selling, general and administrative expenses were $1,368,153 in fiscal 2017 compared to $1,364,735 for fiscal 2016. Selling, general and administrative expenses for the operating and reporting segments are segregated below.

(i) Print-Based English Language Learning

Selling, general and administrative cost for print-based publishing decreased from $295,549 in 2016 to $97,404 in 2017 due to the decreases in sales, marketing and administration, travel, and rent. The following is a breakdown of selling, general and administrative costs directly related to print-based English language learning:

For the Year Ended December 31	2017	2016
Sales, marketing & administration	$38,022	$185,177
General admin expense recovery	(9,673)	-
Consulting fees & salaries	167,708	149,081
Travel	37,951	55,069
Premises	83,550	126,632
Professional fees	12,259	9,283
Less: Grants	(232,413)	(229,694)
	$97,404	$295,549

ii) Online English Language Learning

Selling, general and administrative costs related to online English language learning was $455,915 for the year compared to $168,161 in 2016. Selling, general and administrative costs for this operating unit increased in 2017 as compared to 2016, which included the increase of sales, marketing and administrative expenses, and consulting fees.

For the Year Ended December 31	2017	2016
Sales, marketing & administration	$189,698	$28,722
Consulting fees and salaries	165,940	56,988
Travel	36,759	35,791
Premises	48,000	48,000
Professional fees	15,518	(1,340)
	$455,915	$168,161

iii) Head Office

Selling, general and administrative costs related to head office was $814,834 for the year compared to $901,025 in 2016. Selling, general and administrative costs for this reporting unit decreased in 2017 as compared to 2016, which is the result of decrease on expenditures related to marketing, consulting fees, and shareholder services.

For the Year Ended December 31	2017	2016
Sales, marketing & administration	$57,230	$175,744
General and admin expense recovery	-	(175,131)
Consulting fees & salaries	354,112	457,841
Travel	11,861	48,542
Shareholder services	137,517	292,035
Professional fees	254,114	101,995
	$814,834	$901,025
Total Selling and Administrative Expenses	$1,368,153	$1,364,736

Government Grants

Lingo Media makes applications to the Canadian government for various types of grants to support its publishing and international marketing activities. Each year, the amount of any grant may vary depending on certain eligibility criteria (including prior year revenues) and the monies available to and the number of eligible candidates. These government grants are recorded as a reduction of general and administrative expenses to offset direct costs funded by the grant. During 2017, the Company recorded $232,413 of such grants.

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

Segmented Information

Total comprehensive loss for the Company was $6,262,792 for the year ended December 31, 2017 as compared to a total comprehensive income of $124,420 in 2016. Total comprehensive loss can be attributed to the business segments as shown below:

Online English Language Learning	2017	2016
Revenue	$1,088,197	$1,456,421
Expenses:
Direct costs	134,695	167,597
General & administrative	455,915	168,161
Bad debt expense	732,254	-
Amortization of property & equipment	894	-
Amortization of development costs	1,051,928	1,003,485
Development costs	2,692,009	-
Loss on acquisition	80,818	-
Impairment loss – goodwill	139,618	-
Impairment – intangible assets	1,948,081	-
Income taxes and other taxes	180	806
	7,236,392	1,340,049
Segmented Loss - Online ELL	$(6,148,195)	$116,372

Print-Based English Language Learning
Revenue	$1,688,571	$1,738,800
Expenses:
Direct costs	90,923	217,787
Selling, general & administrative	97,404	295,549
Amortization of property & equipment	4,619	5,758
Income taxes and other taxes	177,842	186,900
	$370,788	$705,994
Segmented Income – Print-Based ELL	$1,317,783	$1,032,806

Head Office
Expenses:
General & administrative	$814,834	$901,025
Amortization of property & equipment	1,131	1,539
	815,965	902,564
Total Segmented Profit (Loss)	$(5,646,377)	$246,614

Other
Foreign exchange	$(189,783)	$(146,599)
Interest and other financial expenses	(53,709)	(35,768)
Share-based compensation	(371,513)	-
Other comprehensive loss	(1,410)	60,173
	(616,415)	(122,194)
Total Comprehensive Income (Loss)	$(6,262,792)	$124,420

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

5.B      Liquidity and Capital Resources

Financial information for the years ended December 31, 2018, 2017 and 2016 was prepared in accordance with IFRS as issued by the IASB.

As at December 31, 2018, the Company had cash of $233,843 compared to $327,434 in 2017. Accounts and grants receivable of $913,458 were outstanding at the end of the year compared to $970,467 in 2017. With 89% of the receivables from PEP and the balance due from ELL Technologies’ customers, the Company does not anticipate an effect on its liquidity. Total current assets amounted to $1,248,840 (2017 - $1,503,383) with current liabilities of $743,410 (2017 - $980,318) resulting in working capital of $505,430 (2017 - $523,065).

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

5.C      Research and Development

During the years ended December 31, 2018, 2017 and 2016, respectively, the Company expended $Nil, $Nil, and $1,798,687 on intangibles, under the categories of “software and web development costs” and “content platform”. The expenditures in 2016 were primarily directed at developing the ELL Technologies products for the international market.

5.D      Trend Information

Lingo Media believes that the global market trends in English language learning are strong and will continue to grow at a rapid pace. Developing countries around the world, specifically in Latin America and Asia are expanding their mandates for the teaching of English amongst students, young professionals and adults.

5.E      Off-Balance Sheet Arrangements

The Company has not entered into any off-balance sheet finance arrangements.

5.F      Tabular disclosure of contractual obligations

The Company has future minimum lease payments under operating leases for premises and equipment as follows:

2019	225,471
2020	219,036
2021	38,306

The rent expense associated with operating lease for premise and equipment is recognized on a straight-line basis.

5.G. Safe Harbor

Portions of this Annual Report on Form 20-F may include "forward-looking statements" within the meaning of securities laws. These statements are made in reliance upon Sections 21E and 27A of the Securities Exchange Act of 1934, which involve known and unknown risks, uncertainties or other factors that could cause actual results to differ materially from the results, performance, or expectations implied by these forward-looking statements. These statements are based on management's current expectations and involve certain risks and uncertainties. Actual results may vary materially from management's expectations and projections and thus readers should not place undue reliance on forward-looking statements. The Company has tried to identify these forward-looking statements by using words such as "may," "should," "expect," "hope," "anticipate," "believe," "intend," "plan," "estimate" and similar expressions. The Company’s expectations, among other things, are dependent upon general economic conditions, the continued and growth in demand for its products, retention of its key management and operating personnel, its need for and availability of additional capital as well as other uncontrollable or unknown factors. No assurance can be given that the actual results will be consistent with the forward-looking statements. Except as otherwise required by US Federal securities laws, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason. See also under “Forward Looking Statements” above.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.      Directors and Senior Management

Table No. 6

Directors and Senior Management

December 31, 2018

Name	Position	Age	Date of Election/ Appointment
Michael P. Kraft	Chairman/Director	56	November 1996/December 2018
Khurram Qureshi	CFO/Secretary/Treasurer	56	April 1997/December 2011
Gali Bar-Ziv	President /CEO	47	June 2009//December 2018
Jerry Grafstein	Director	84	September 2010
Tommy Weibing Gong	Director	51	September 2010
Martin Bernholtz	Director	56	August 2013
Robert Martellacci	Director	57	December 8, 2017

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

Gali Bar-Ziv is the President and Chief Executive Officer of Lingo Media. Mr. Bar-Ziv brings more than 15 years of management and entrepreneurial experience, including financing, mergers and acquisitions, strategic planning, channel development and corporate development with extensive international experience in Israel, China and Latin America. Mr. Bar-Ziv profitably grew a sale, marketing and distribution start-up to sales growth of more than 700% year over year. He also successfully turned around the largest service division of a $300 million financial services company while at Fairfax Financial. Mr. Bar-Ziv holds a Bachelor of Law (LL.B) degree from the University of London and an MBA in Strategic and Entrepreneurial studies from the Schulich School of Business in Toronto.

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

Martin Bernholtz, BBA, CA is the Chief Financial Officer of Kerbel Group Inc. since 1988, an integrated construction and land development company. In this capacity, he is responsible for strategy, finance, accounting, taxation and personnel. Mr. Bernholtz has considerable sophisticated business experience in real estate, finance and public markets. He graduated with a Bachelor degree in Business Administration from York University in 1981 and became a Chartered Accountant in 1984. While in practice at Laventhol & Horwath and at BDO Dunwoody, Mr. Berholtz gained considerable experience in the business valuation and litigation support areas. He is a director of several TSX Venture Exchange listed companies including Covalon Technologies Limited, Selectcore Limited, Titan Medical Devices Inc., Continental Precious Metals Inc., KGIC Inc., Imex Systems Inc., and NanoStruck Technologies Inc. listed on Canadian Securities Exchange.

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

Summary Compensation Table

					Non-equity incentive plan compensation
Name and principal position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($)(2)	Annual incentive plans	Long- term incentive plans(3)	Pension Value ($)	All other compensation ($)(1)	Total compensation ($)
Michael P. Kraft	2018	115,500	Nil	Nil	Nil	Nil	Nil	23,916	139,416
Chairman, and Director	2017	120,000	Nil	100,000	Nil	Nil	Nil	25,854	245,854
	2016	120,000	Nil	Nil	Nil	Nil	Nil	134,198	254,198

Gali Bar-Ziv	2018	153,000	Nil	Nil	Nil	Nil	Nil	21,308	174,308
President,	2017	150,000	Nil	100,000	Nil	Nil	Nil	37,844	287,844
Chief Executive Officer	2016	150,000	Nil	Nil	Nil	Nil	Nil	42,898	192,898

Khurram Qureshi	2018	60,000	Nil	Nil	Nil	Nil	Nil	18,999	78,999
Chief Financial Officer	2017	60,000	Nil	50,000	Nil	Nil	Nil	Nil	110,000
	2016	60,000	Nil	Nil	Nil	Nil	Nil	7,500	67,500

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

The Kraft Consulting Agreement provides for an initial term of twenty-four (24) months to begin on January 1, 2008 and was renewed in September 2009, 2011, 2013, 2015 and 2017. (The Kraft Consulting Agreement and Amendment provide that the Company pay MPK Inc. an aggregate of $38,000 plus applicable HST for the Applicable Period. In consideration of the Consultant agreeing to a reduction of consulting fees from $180,000 to $150,000. A further reduction was taken in 2013, from $150,000 to $38,000. The Company agrees to pay the Consultant a cash bonus in the amount of $100,000 upon completion of a merger or acquisition as approved by the board of directors or if the Company’s market capitalization increases from approximately $3,000,000 to $6,000,000.) Beginning on January 1, 2014, the Kraft Consulting Agreement resumed to $150,000 per year. An amendment was entered into whereby the monthly consulting fees were reduced from $12,500 to $10,000 as of June 1, 2015. In addition to providing an allowance for a health plan, the Kraft Consulting Agreement also provides for an automobile allowance of up to $1,500 per month. A further amendment was entered into whereby the monthly consulting fees were reduced from $10,000 to $5,500 as of December 1, 2018.

Gali Bar-Ziv

The Company entered into a consulting agreement (the "Bar-Ziv Consulting Agreement") dated as of June 1, 2009 with Busy Babies Inc. pursuant to which the Company engaged Busy Babies Inc. to provide the services of Gali Bar-Ziv (the "Consultant") to be the Chief Operating Officer of the Company. Busy Babies Inc. is a corporation wholly-owned and controlled by Gali Bar-Ziv.

The Bar-Ziv Consulting Agreement provided for an initial term of twelve (12) months to begin on June 1, 2009 and automatic renewals for a further one (1) year unless terminated pursuant to the terms thereof. The Bar-Ziv Consulting Agreement, as amended, provides that the Company pay Busy Babies Inc. an aggregate of $186,000 plus applicable HST per annum. The Company has also agreed to enable the Consultant to participate in a bonus program based upon agreed-to KPIs. The Bar-Ziv Consulting Agreement also provides for an allowance for mobile phone and parking allowance.

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

Gali Bar-Ziv

1.

The Consultant may terminate the Bar-Ziv Consulting Agreement upon ninety (90) days written notice to the Company and the Company shall pay to the Consultant, all amounts due and owing up to the effective date of termination. The Consultant may also terminate the Bar-Ziv Consulting Agreement for the following reasons: (i) a material change in the position, duties and responsibilities of the Consultant; (ii) the Consultant ceases to be a senior officer of the Company; (iii) any material reduction in the compensation payable to the Consultant in accordance with the terms of the Bar-Ziv Consulting Agreement; and (iv) the Company's head office being located more than 50 kilometres from its current location and the Consultant's current residence ("Good Cause"). If the Consultant terminates the Bar-Ziv Consulting Agreement for Good Cause the Company shall pay to the Consultant, all amounts due and owing up to the effective date of termination as well as a settlement amount.

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

Bonus/Profit Sharing/Non-Cash Compensation

Except for the stock option program discussed in ITEM #6.E, the Company also agreed to enable Gali Bar-Ziv to participate in the Company’s sales commission program, pursuant to which Mr. Bar-Ziv is to receive 7% of net revenue for business initiative, 2% of net revenue for direct influence, other discretionary bonus by the board if applicable. Effective December 1, 2018, Bar-Ziv’s was amended to provide bonus compensation based upon agreed-to KPIs.

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

6.E.      Share Ownership

Table No. 7 lists, as of April 30, 2019, Directors and Executive Officers who beneficially own the Company's voting securities and the amount of the Company's voting securities owned by the Directors and Executive Officers as a group. Table No. 7 includes all persons/companies where the Company is aware that they have 5% or greater beneficial interest in the Company’s securities.

Table No. 7

Shareholdings of Directors and Executive Officers

Shareholdings of 5% Shareholders

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)		Percent of Class
Common	Michael P. Kraft(2)(3)	2,376,012	(5)	6.69%
Common	Khurram Qureshi	392,606	(6)	1.11%
Common	Gali Bar-Ziv	242,864	(7)	0.68%
Common	Martin Bernholtz (2)(3)(4)	250,000	(8)	0.07%
Common	Tommy Gong(4)	[nil]	(9)	0.00%
Common	Jerry Grafstein(3)(4)	900,000	(10)	2.53%
Common	Robert Martellacci(2)(3)	[nil]	(11)	0.00%
Common	Global Telecom Holding SAE	2,857,143		8.04%
As a group (8 parties)		6,793,625		19.12%

*  Less than 1%.

(1)	The information as to voting securities beneficially owned, controlled or directed, not being within the knowledge of the Company, has been furnished by the respective individuals.
(2)	Member of the Audit Committee.
(3)	Member of the Compensation Committee.
(4)	Member of the Corporate Governance and Nominating Committee.
(5)

Of such shares, 95,636 are held in Mr. Kraft's RRSP and 2,280,376 are held by Buckingham Group Limited, a company controlled by Mr. Kraft.  Mr. Kraft also holds options and to purchase up to an additional 1,000,000 common shares of the Company.

(6)	Of such shares, 38,606 are held in Mr. Qureshi’s RRSP. Mr. Qureshi also holds options to purchase up to 500,000 common shares of the Company.
(7)

Of such shares, 2,000 are held in Mr. Bar-Ziv's RRSP, and 240,864 are held by Busy Babies Inc., a company controlled by Mr. Bar-Ziv.  Mr. Bar-Ziv also holds options to purchase up to an additional 1,000,000 common shares of the Company.

(8)

Of such shares, 120,000 are held by Accretive Capital Corp, a company controlled by Mr. Bernholtz. Mr. Bernholtz also holds options to purchase up to an additional 470,000 common shares of the Company.

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
(ii)	the issuance to insiders, within a one-year period, of common shares which, in aggregate, exceed 10% of the outstanding common shares of the Company; or
(iii)	the issuance to any one insider and such insider's associates, within a one-year period, of common shares which, in aggregate, exceed 5% of the outstanding common shares of the Company; or
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

As of the date hereof, options to purchase an aggregate of 7,704,000 common shares are outstanding under the Stock Option Plan.

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in the Table below as of April 30, 2019, as well as the number of options granted to Directors and officers as a group.

Stock Options Outstanding

Expressed in Canadian Dollars

	Number of securities underlying unexercised	Option exercise price (C$)	Option expiration date
Jerry Grafstein Director	50,000	0.07	Novembre 20, 2021
Martin Bernholtz Director	50,000	0.07	Novembre 20, 2021

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.           Major Shareholders

7.A.1.a.     Holdings By Major Shareholders

Refer to ITEM #6.E.

7.A.1.b.    Significant Changes in Major Shareholders’ Holdings

None.

7.A.1.c.  Different Voting Rights

None.

7.A.2.  Canadian Share Ownership

As of April 30, 2019, the Company’s registered shareholders’ list showed 35,529,192 common shares outstanding with 29 registered shareholders, with 34,939,458 shares owned by 19 shareholders residing in Canada, 425,576 shares owned by 5 registered shareholders in US and 164,158 shares owned by 5 foreign registered shareholders.

7.A.3.  Control of Company.

The Company is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents. The Company is not controlled by any foreign government or other person(s).

7.A.4.  Change in Control

None.

7.B.  Related Party Transactions

During the 2018 fiscal year, the Company had the following transactions with related parties, made in the normal course of operations, and accounted for at an amount of consideration established and agreed to by the Company and related parties.

a.     The Company charged $165,726 (2017 - $52,001, 2016 - $33,020) to four corporations with directors in common for rent, administration, office charges and telecommunications.

b.     Key management compensation was $360,672 (2017 – $360,023, 2016 – $480,577) and is reflected as consulting fees and commissions paid to corporations owned by a director and officers of the Company, of which, $17,065 (2017 - $3,121, 2016 - $nil) is unpaid and included in accounts payable and accrued liabilities. Options granted to key management was $ nil ($2017 - $508,000, 2016 - $nil).

c.     At the year end, the Company had fully repaid unsecured loans bearing interest at 12% per annum due to related parties of the Company (2017 - $150,000, 2016 - $50,000). Throughout the year, $420,000 was advanced to the company and $720,000 was repaid to related parties. Interest expense related to the loans is $42,133 (2017 - $4,586, 2016 - $351). Options granted to related paries during the year have a fair value of $25,988 (2017 - $ nil, 2016 - $ nil).

Other than as disclosed above, there have been no transactions since December 31, 2018 or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest. Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

ITEM 8. FINANCIAL INFORMATION

8.A. 1-6  Consolidated Statements and Other Financial Information

The Company's financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

The financial statements as required under ITEM #18 are attached hereto and found immediately following the text of this Annual Report. The audit reports of RSM Canada LLP are included herein immediately preceding the financial statements and schedules.

Audited Financial Statements for Fiscal 2018 and Fiscal 2017

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

Table No. 9

TSX Venture Exchange

Common Shares Trading Activity

Period		Sales -- Canadian Dollars
Ended	Volume	High	Low	Close
Monthly
March 2019	1,109,400	0.17	0.09	0.15
February 2019	2,915,200	0.10	0.07	0.09
January 2019	222,500	0.08	0.06	0.07
December 2018	934,300	0.08	0.06	0.08
November 2018	859,900	0.11	0.06	0.08
October 2018	256,600	0.12	0.10	0.10
September 2018	930,000	0.15	0.08	0.11
August 2018	572,200	0.11	0.05	0.11
July 2018	158,200	0.11	0.07	0.10
June 2018	287,500	0.11	0.09	0.11
May 2018	538,300	0.12	0.09	0.10
April 2018	319,500	0.13	0.12	0.12

Yearly
12/31/2018	2,810,600	0.19	0.05	0.08
12/31/2017	20,076,100	0.39	0.16	0.17
12/31/2016	35,450,000	1.19	0.185	0.225
12/31/2015	26,356,600	0.94	0.1	0.93
12/31/2014	1,887,900	0.25	0.07	0.11

Quarterly
3/31/2019	4,244,100	0.17	0.06	0.1574
12/31/2018	1,765,400	0.17	0.06	0.08
9/30/2018	1,450,900	0.15	0.05	0.11
6/30/2018	1,485,800	0.13	0.09	0.11
3/31/2018	1,108,500	0.18	0.12	0.13
12/31/2017	3,439,800	0.33	0.16	0.17
9/30/2017	1,064,600	0.33	0.27	0.33
6/30/2017	8,629,800	0.38	0.22	0.27
3/31/2017	6,940,000	0.395	0.19	0.375
12/31/2016	10,530,000	0.54	0.185	0.225
9/30/2016	6,080,000	0.66	0.38	0.54
6/30/2016	13,850,000	1.19	0.45	0.57

The Company's shares became quoted for trading on the OTC Market on January 22, 2014. OTC Markets halted trading in the Company’s shares on August 29, 2017 because of a regulatory trading halt placed by the TSX Venture Exchange. While the TSX Venture Exchange has released its regulatory halt of trading, the trading halt on OTC Markets has not yet been lifted, although limited trading continues.

Table No.10 lists the volume of trading and high, low and closing sales prices on the OTC Market for the Company's common shares for the last 12 months, the last twelve fiscal quarters; and the last five fiscal years.

Table No. 10

OTC Markets

Common Shares Trading Activity

Period		Sales -- US Dollars
Ended	Volume	High	Low	Close
Monthly
March 2019	5,300	0.09	0.06	0.08
February 2019	5,600	0.06	0.05	0.06
January 2019	1,700	0.05	0.05	0.05
December 2018	300	0.05	0.05	0.05
November 2018	100	0.07	0.05	0.05
October 2018	15,300	0.09	0.05	0.07
September 2018	-	0.05	0.05	0.05
August 2018	30,000	0.08	0.05	0.05
July 2018	20,000	0.10	0.08	0.08
June 2018	-	0.10	0.10	0.10
May 2018	2,000	0.10	0.10	0.10
April 2018	74,600	0.10	0.09	0.10

Yearly
12/31/2018	142,900	0.13	0.05	0.05
12/31/2017	854,134	0.29	0.13	0.13
12/31/2016	52,730	0.76	0.13	0.25
12/31/2015	1,551,800	0.67	0.09	0.67
12/31/2014	18,400	0.12	0.08	0.12

Quarterly
3/31/2019	10,900	0.09	0.05	0.08
12/31/2018	65,600	0.09	0.05	0.05
9/30/2018	50,000	0.10	0.05	0.05
6/30/2018	76,600	0.10	0.10	0.10
3/31/2018	714	0.13	0.09	0.09
12/31/2017	130,100	0.24	0.13	0.13
9/30/2017	145,500	0.26	0.21	0.24
6/30/2017	306,754	0.28	0.16	0.26
3/31/2017	-	0.258	0.129	0.253
12/31/2016	47,730	0.34	0.126	0.141
9/30/2016	-	0.409	0.239	0.314
6/30/2016	5,000	0.759	0.367	0.367

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

A 10% strengthening of the US Dollars against Canadian Dollars would have increased the net equity by approximately $233,843 (2017 - $67,000) due to reduction in the value of net liability balance. A 10% of weakening of the US Dollar against Canadian Dollar at December 31, 2018 would have had the equal but opposite effect. The significant financial instruments of the Company, their carrying values and the exposure to other denominated monetary assets and liabilities, as of December 31, 2018 and 2017 are as follows:

	2018	2017
	USD	USD
Cash	14,741	122,319
Accounts receivable	660,704	518,999
Accounts payable	189,586	104,225
Accrued liabilities	23,882	-

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

	RMB	USD	USD	USD	USD
		At 12/31/2018	+0.05	+0.10	+0.15
Year-end Exchange Rate For 1 RMB to USD		0.1454	0.1527	0.1599	0.1672
Annual Revenue from China	8,540,392	1,241,773	1,303,862	1,365,950	1,428,039
Accounts Receivable	4,079,693	593,187	622,847	652,506	682,165

	USD	CAD	CAD	CAD	CAD
		Year 2018	+0.05	+0.10	+0.15
Average Annual Exchange Rate for 1 USD to CAD		1.2962	1.3610	1.4258	1.4461
Annual Revenue from China	1,274,011	1,651,373	1,733,941	1,816,510	1,899,079

	USD	CAD	CAD	CAD	CAD
		At 12/31/2018	+0.05	+0.10	+0.15
Year-end Exchange Rate for 1 USD to CAD		1.3644	1.4326	1.8008	2.2372
Cash	14,741	20,113	27,373	28,677	32,979
Accounts Receivable	660,704	901,465	1,226,902	1,285,326	1,478,125
Accounts Payable	23,882	32,585	44,348	46,460	53,429

Item 12.   Description of Securities Other than Equity Securities

None

PART II

Item 13.   Defaults, Dividend Arrearages and Delinquencies

None

Item 14.   Material Modifications to the Rights of Security Holders and Use of Proceeds

None

ITEM 15. CONTROLS AND PROCEDURES

15.A.        Evaluation of Controls and Procedures

As of the end of the period covered by this report (“Date of Evaluation”), an evaluation was carried out under the supervision and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15 (e) and 15d-15(e) enacted under the Securities Exchange Act of 1934 (“1934 Act”). Based on that evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures were not effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the 1934 Act is effective at the reasonable assurance level. Additionally, the CEO and CFO have concluded that the Company’s disclosure controls and procedures were not effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the 1934 Act is accumulated and communicated to Company management, including such CEO and CFO, to allow timely decisions regarding required disclosure. The material weakness in such disclosure controls and procedures was identified that the revenue was not tracked based on performance obligations. This resulted in early recognition of revenue. The material change to such disclosure controls and procedures was made, and the revenue was adjusted accordingly.

15.B.       Management’s Report on Internal Control Over Financial Reporting

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2018 based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that, as of December 31, 2018 the Company’s internal control over financial reporting was not effective. The controls have been implemented to ensure the financial report is effective at the reasonable assurance level.

The Annual Report on Form 20-F/A filed with the Commission on December 28, 2018 contained a typographical error in its version of the preceding paragraph. The paragraph should have read as follows: “Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017 based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that, as of December 31, 2017 the Company’s internal control over financial reporting is effective at the reasonable assurance level.”

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

15.C    Attestation report of the registered public accounting firm

Not applicable, no auditor assessment is required.

15.D    Changes in internal control over financial reporting

There is no change in the internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of 17 CFR 240. 13a-15 or 240.15d-15 that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materialy affect the internal control over financial reporting.

Recent Accounting Pronouncements

The following pronouncements issued by the IASB and interpretations published by IFRIC will become effective for annual periods beginning on or after January 1, 2019

Effective for Periods Beginning on or after January 1, 2019

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

On January 1, 2019, the Company will adopt IFRS 16 on a limited retrospective basis which is to restrospectively restate the existing operating leases. The right-of-use assets and lease liabilities will be recognized. The depreciation will be recorded on a straight-line basis. In the statement of cash flow, the total amount of cash paid into principal and related the interest will be presented within financing activities. Currently, such expenses are recorded on straight-line basis and are included in “Lease expense”.

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

ITEM 16B.  CODE OF ETHICS

The Company has adopted a “Code of Conduct”, the text of such code is available through its internet website, www.lingomedia.com.

ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES

Nature of Services	Fees Paid to Auditor Year-ended December 31, 2018	Fees Paid to Auditor Year-ended December 31, 2017	Fees Paid to Auditor Year-ended December 31, 2016
Audit Fees (1)	86,294	85,818	$84,370
Audit-Related Fees (2)	8,050	17,336	7,800
Tax Fees (3)	4,029	4,500	9,414
All Other Fees (4)	Nil	Nil	Nil
Total	98,374	107,653	$101,584

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

The financial statements as required under ITEM #18 are attached hereto as exhibits. The audit reports of RSM Canada LLP are included herein immediately preceding the financial statements and schedules.

Audited Financial Statements

Auditor's Report, dated April 30, 2019

Consolidated Balance Sheets at December 31, 2018 and December 31, 2017

Consolidated Statements of Comprehensive Income

for the years ended December 31, 2018, 2017, and 2016

Consolidated Statements of Changes in Equity

for the years ended December 31, 2018, 2017, and 2016

Consolidated Statements of Cash Flows

for the years ended December 31, 2018, 2017, and 2016

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

LINGO MEDIA CORPORATION

By:	/s/ Gali Bar-Ziv

Gali Bar-Ziv
President and Chief Executive Officer

By:	/s/ Khurram Qureshi

Khurram R. Qureshi Chief Financial Officer
May 15, 2019

LINGO MEDIA CORPORATION

Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

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

April 30, 2019

/s/ Gali Bar-Ziv	/s/ Khurram Qureshi
President & CEO	Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Lingo Media Corporation

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement balance sheets of Lingo Media Corporation and its subsidiaries, (collectively, the Company), as of December 31, 2018 and 2017, and the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and their financial performance and their cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Chartered Professional Accountants

Licensed Public Accountants

April 30, 2019

Toronto, Ontario

We have served as the Company’s auditor since 2008.

3

LINGO MEDIA CORPORATION

Consolidated Financial Statements

As at December 31, 2018 and December 31, 2017

LINGO MEDIA CORPORATION

Consolidated Balance Sheets

(Expressed in Canadian Dollars, unless otherwise stated)

As at December 31, 2018 and December 31, 2017

	Notes	December 31, 2018	December 31, 2017
ASSETS

Current Assets

Cash		$233,843	$327,434
Accounts and grants receivable	6	913,458	970,467
Prepaid and other receivables		101,539	205,482
		1,248,840	1,503,383
Non-Current Assets
Property and equipment	7	53,164	30,689
TOTAL ASSETS		$1,302,004	$1,534,072

LIABILITIES AND EQUITY

Current Liabilities

Accounts payable		$312,034	$488,636
Accrued liabilities		167,558	155,156
Contract liability	11	217,259	-
Lease inducement		46,559	36,526
Loans payable	12	-	300,000
		743,410	980,318
Equity

Share capital	13	21,914,722	21,914,722
Share-based payment reserve	14	3,955,167	3,792,678
Accumulated other comprehensive income		(271,245)	(303,447)
Deficit		(25,040,050)	(24,850,199)
TOTAL EQUITY		558,594	553,754
TOTAL LIABILITIES AND EQUITY		$1,302,004	$1,534,072
Commitments and contingency	22

The accompanying notes are an integral part of these consolidated financial statements.

These consolidated financial statements are authorized for issue by the Board of Directors on April 30, 2019.

/s/ Gali Bar-Ziv	/s/ Martin Bernholtz
Director	Director

LINGO MEDIA CORPORATION

Consolidated Statements of Comprehensive Income (Loss)

For the years ended December 31, 2018, 2017 and 2016

(Expressed in Canadian Dollars, unless otherwise stated)

	Notes	2018	2017	2016
Revenue	21	$1,940,182	$2,776,768	$3,195,221
Expenses
Selling, general and administrative		1,200,766	1,368,153	1,364,736
Amortization – intangibles		-	1,051,928	1,003,485
Bad debt (recovery)		(293,379)	732,254	-
Direct costs		271,020	225,618	385,384
Development costs		481,992	2,692,009	-
Share-based payments	14	162,489	371,513	-
Loss on acquisition	10	-	80,818	-
Impairment loss – goodwill		-	139,618	-
Impairment loss – intangible assets		-	1,948,082	-
Depreciation – property and equipment	7	18,369	6,644	7,297
Total Expenses		1,841,257	8,616,636	2,760,902
Income /(Loss) from Operations		98,925	(5,839,869)	434,319
Net Finance Charges
Interest expense		51,898	53,709	35,768
Foreign exchange loss (gain)		(38,351)	189,783	146,599
Profit / (Loss) Before Income Tax		85,378	(6,083,360)	251,952

Income tax expense	16	189,534	178,022	187,705
Net Profit / (Loss) for the Year		(104,156)	(6,261,382)	$64,247
Other Comprehensive Income

Items that may be subsequently transferred to net profit (loss). Exchange gain (loss) on translating foreign operations		32,202	(1,410)	60,173
Total Comprehensive Income (Loss)		$(71,954)	$(6,262,792)	$124,420
Earnings (Loss) per Share
Basic	15	$(0.00)	$(0.18)	$0.00
Diluted	15	$(0.00)	$(0.18)	$0.00
Weighted Average Number of Common Shares Outstanding
Basic	15	35,529,192	35,529,192	33,987,383
Diluted	15	35,529,192	35,529,192	34,951,693

The accompanying notes are an integral part of these consolidated financial statements.

LINGO MEDIA CORPORATION

Consolidated Statements of Changes in Equity

For the years ended December 31, 2018, 2017 and 2016

(Expressed in Canadian Dollars, unless otherwise stated)

	Issued Share Capital (Note 13)		Share-Based Payment Reserve	Warrants	Accumulated Other Comprehensive Income	Deficit	Total Equity
	Number of common shares	Amount
Balance as at January 1, 2016	29,518,343	$18,927,388	$2,695,038	$1,439,632	$(362,210)	$(18,653,064)	$4,046,784
Profit for the year	-	-	-	-	-	64,247	64,247
Other comprehensive gain	-	-	-	-	60,173	-	60,173
Warrants exercise (note 13 (d))	5,711,683	2,904,840	-	(683,578)	-	-	2,221,262
Expired warrant	-	-	756,054	(756,054)	-	-	-
Stock option exercise (note 13 (c))	299,166	82,494	(29,927)	-	-	-	52,567
Balance as at December 31, 2016	35,529,192	$21,914,722	$3,421,165	$-	$(302,037)	$(18,588,817)	$6,445,033
Loss for the year	-	-	-	-	-	(6,261,382)	(6,261,382)
Other comprehensive loss	-	-	-	-	(1,410)	-	(1,410)
Share-based payments charged to operations	-	-	371,513	-	-	-	371,513
Balance as at December 31, 2017	35,529,192	$21,914,722	$3,792,678	$-	$(303,447)	$(24,850,199)	$553,754
Contract adjustment for 2017 (note 4.1)	-	-	-	-	-	(85,695)	(85,695)
Loss for the year	-	-	-	-	-	(104,156)	(104,156)
Other comprehensive gain	-	-	-	-	32,202	-	32,202
Share-based payments charged to operations	-	-	162,489	-	-	-	162,489
Balance as at December 31, 2018	35,529,192	$21,914,722	$3,955,167	$-	$(271,245)	$(25,040,050)	$558,594

No preference shares were issued at December 31, 2018, 2017 and 2016.

The accompanying notes are an integral part of these consolidated financial statements.

LINGO MEDIA CORPORATION

Consolidated Statements of Cash Flows

For the years ended December 31, 2018, 2017 and 2016

(Expressed in Canadian Dollars, unless otherwise stated)

	2018	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES
Net Profit (Loss) for the Year	$(104,156)	$(6,261,382)	$64,247
Adjustments to Net Profit (Loss) for Non-Cash Items:
Amortization – intangibles	-	1,051,928	1,003,485
Share-based payments	162,489	371,513	-
Unrealized foreign exchange loss (gain)	32,378	(1,410)	61,166
Lease inducement	(23,147)	(21,147)	57,673
Bad debt	-	732,254	-
Long term deposit	-	300,000	-
Depreciation - property and equipment	18,369	6,644	7,297
Loss on asset acquisition	-	80,819	-
Impairment loss – intangible assets	-	1,948,082	-
Impairment loss – goodwill	-	139,618	-
Loss on disposition of property and equipment	-	-	2,670
Operating Profit (Loss) before Working Capital Changes	85,933	(1,653,081)	1,196,538
Working Capital Adjustments:
Accounts and grants receivable	57,008	1,429,133	(1,083,394)
Prepaid and other receivables	103,943	374,364	(91,692)
Accounts payable	(176,602)	28,867	22,777
Accrued liabilities	12,402	(94,580)	(105,458)
Contract liability	131,564	-	-
Cash Generated from (Used in) Operating Activities	214,248	84,702	(61,229)
CASH FLOWS FROM INVESTING ACTIVITIES
Long-term deposit	-	-	(300,000)
Cash (net) paid for acquisition	-	9,355	-
Expenditures on software, web development and content development costs	-	-	(1,798,687)
Purchase of property and equipment	(7,839)	(926)	(8,632)
Cash Used in Investing Activities	(7,839)	8,429	(2,107,319)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from stock option exercise	-	-	52,567
Proceeds from warrant exercise	-	-	2,221,262
Proceeds from loans	420,000	1,460,000	150,000
Repayment of loans	(720,000)	(1,310,000)	(580,000)
Cash Generated from Financing Activities	(300,000)	150,000	1,843,829
NET INCREASE (DECREASE) IN CASH	(93,591)	243,131	(324,719)
Cash at the Beginning of the Year	327,434	84,303	409,022
Cash at the End of the Year	$233,843	$327,434	$84,303

Supplemental cash flow information in Note 23

The accompanying notes are an integral part of these consolidated financial statements.

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2018, 2017 and 2016

(Expressed in Canadian Dollars, unless otherwise stated)

1.	CORPORATE INFORMATION

Lingo Media Corporation (“Lingo Media” or the “Company”) is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of Ontario and its shares are listed on the TSX Venture Exchange and inter-listed on the OTC Marketplace. The consolidated financial statements of the Company as at and for the year ended December 31, 2018 comprise the Company and its wholly-owned subsidiaries: Lingo Learning Inc., Lingo Group Limited ELL Technologies Ltd., ELL Technologies Limited, Vizualize Technologies Corporation, , Speak2Me Inc., and Parlo Corporation (the “Group”).

Lingo Media is an EdTech company that is ‘Changing the way the world learns English’. The Group provides online and print-based solutions through its two distinct business units: ELL Technologies Ltd. (“ELL Technologies”) and Lingo Learning Inc. (“Lingo Learning”). ELL Technologies is a global English language learning multi-media and online training company. Lingo Learning is a print-based publisher of English language learning school programs in China.

The head office, principal address and registered and records office of the Company is located at 151 Bloor Street West, Suite 703, Toronto, Ontario, Canada, M5S 1S4.

2.	BASIS OF PREPARATION

2.1	Statement of compliance

These consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”). These consolidated financial statements were authorized by the Board of Directors on April 30, 2019.

2.2	Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis except as provided in note 4. The comparative figures presented in these consolidated financial statements are in accordance with the same accounting policies.

2.3	Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its wholly- owned subsidiaries controlled by the Company (the “Group”). Control exists when the Company is exposed to, or has the rights to variable returns from its involvement with the entity and has the ability to affect these returns through its power over the entity.

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

December 31, 2018, 2017 and 2016

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

Information about critical judgements and estimates in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

●	Determination of functional currency

●	Determination of expected credit loss

●	Recognition of internally developed intangibles

●	Recognition of government grant and grant receivable

●	Recognition of deferred tax assets

●	Valuation of share-based payments

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

4.1	Revenue recognition

Recently Adopted

IFRS 15, Revenue Recognition from Contracts with Customers (“IFRS 15”)

On January 1, 2018, the Company adopted the new rules under IFRS 15 retrospectively with the cumulative effect of initially applying the rules recognized at the date of initial application. Under IFRS 15, revenue is recognized at an amount that reflects the expected consideration receivable in exchange for transferring goods or services to a customer, applying the following five steps:

1.	Identify the contract with a customer;

2.	Identify the performance obligations in the contract;

3.	Determine the transaction price;

4.	Allocate the transaction price to the performance obligations in the contract; and

5.	Recognize revenue when (or as) the entity satisfies a performance obligation.

The new standard also provides guidance relating to principal versus agent relationships, licenses of intellectual property, contract costs and the measurement and recognition of gains and losses on the sale of certain non-financial assets such as property and equipment. Additional disclosures are also required under the new standard.

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2018, 2017 and 2016

(Expressed in Canadian Dollars, unless otherwise stated)

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

4.1	Revenue recognition (Cont’d)

The Company completed a detailed assessment of its customer contracts as at January 1, 2018 and determined that there was no material impact to amounts previously reported in financial statements prepared in accordance with previous IFRS on revenue recognition, including IAS 18 and IFRIC 13. In applying the new rules, the Company elected to utilize the following practical expedients: completed contracts that begin and end within the same annual reporting period and those completed before January 1, 2018 are not restated; significant financing components on contracts which the timing of the good or service provided falls within one year of the collection of payments; and costs of obtaining a contract that would be amortized within one year or less are immediately expensed.

Revenue recognition

Revenue is recognized upon transfer of control of promised goods or services to customers in an amount that reflects the consideration we expect to receive in exchange for those goods or services. The Company enters into contracts that can include various combinations of goods and services, which are generally capable of being distinct and accounted for as separate performance obligations. A product or service is distinct if the customer can benefit from it on its own or together with other readily available resources and the promise to transfer the good or service is separately identifiable from other promises in the contractual arrangement with the customer. Non-distinct goods and services are combined with other goods or services until they are distinct as a bundle and therefore form a single performance obligation.

The consideration (including any discounts) is allocated between separate goods and services in a bundle on a relative basis based on their standalone selling prices (“SSP”). Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to governmental authorities. In addition to these general policies, the specific revenue recognition policies for each major category of revenue are included below.

License of intellectual property

Royalty revenues primarily consist of revenues received from the license of intellectual property for print-based and audiovisual learning products. Royalty revenues are recognized based on the confirmation of sales by the Company’s co-publishing partners, and when the underlying sale occurs. Training and support services provided for royalty contracts are delivered in advance of the underlying sale occurring, and, as such, royalty revenue is recognized when the underlying sale occurs, being the later of the satisfaction of the performance obligation and the underlying sale. Royalty revenues are not subject to right of return or product warranties. Royalty revenues are earned by Print-Based English Language segment and relate to long-term contracts.

Online based licenses

Online based licensing revenue is generated from contracts with customers. The Company provides the right to access to hosted software over a contract term without the customer taking possession of the software. Revenue recognition commences on the date an executed contract exists and the customer has the right to access to the hosted software. Online based licensing revenues are generated by Online Language Learning segment and relate to short-term contracts.

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2018, 2017 and 2016

(Expressed in Canadian Dollars, unless otherwise stated)

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

4.1	Revenue recognition (Cont’d)

Offline licenses

Offline licensing revenue is generated from contracts with customers. Offline licenses provides the right to use perpetual language-learning software and is recognized at the point in time when the software is made available to the customer. When providing offline licenses, the customer can direct the use of, and obtain substantially all of the remaining benefits from, the license at the point in time at which the license is made available to the customer and the right to use the software has commenced. Offline license revenues are generated by Online English Language Learning segment and relate to short-term contracts.

Costs to Obtain a Contract with a Customer

The Company recognizes an asset for the incremental costs of obtaining a contract with a customer if the Company expects the costs to be recoverable. The Company has determined that sales commissions meet the requirements to be capitalized. These capitalized costs are amortized consistent with the pattern of transfer to the customer for the goods and services to which the asset relates. Amortization of the asset is included in cost of sales in the consolidated statements of operations. Applying the practical expedient, the Company recognizes the incremental costs of obtaining contracts as an expense when incurred if the amortization period of the assets that we otherwise would have recognized is one year or less.

Contract Assets and Liabilities

The payment terms and conditions in our customer contracts may vary from the timing of revenue recognition. In some cases, customers pay in advance of delivery of products or services; in other cases, payment is due as services are performed. Timing differences between revenue recognition and invoicing primarily results in contract liabilities. Contract liabilities are relieved as revenue is recognized. Contract assets and contract liabilities are reported on a contract-by-contract basis at the end of each reporting period.

Significant Judgments

The Company distributes its products and services both directly to the end customer and indirectly through resellers. The Company evaluates each of its reseller relationships to determine whether it is the principal (where revenue is recognized at the gross amount) or agent (where revenue is recognized net of the reseller commission). In making this determination, the Company evaluates a variety of factors including the amount of control the Company is able to exercise over the transactions. The Company concluded that it acts as principal in all contracts with customers. The recognition of revenue requires judgement in the assessment of performance obligations within a contract and the assessment of recognizing at a point in time or over a period of time.

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2018, 2017 and 2016

(Expressed in Canadian Dollars, unless otherwise stated)

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

4.1	Revenue recognition (Cont’d)

The following table summarize the impacts of adopting IFRS 15 on the consolidated balance sheet as December 31, 2018 and the statement of comprehensive income (loss) for the year then ended for each of the line items affected. There was no material impact on the consolidated statement of cash flows for the year ended December 31, 2018.

December 31, 2018	Note	As reported	Adjustments	Amounts without adoption of IFRS 15
Assets
Prepaid and other receivables		$101,539	$25,610	$75,929
Total Assets		1,302,004	25,610	1,276,394

Liabilities
Contract liabilities	11	217,259	217,259	-
Total Liabilities		743,410	217,259	526,151

Equity
Deficit		(25,040,050)	(191,649)	(24,848,402)
Total equity		558,594	(191,649)	750,243

Total equity and liabilities		1,302,004	25,610	1,276,394

Impact on the consolidated statement of comprehensive income (loss)

For the year ended December 31, 2018	Note	As reported	Adjustments	Amounts without adoption of IFRS 15
Revenue		$1,940,182	$(126,400)	$2,066,582
Direct costs		271,020	(20,445)	291,465
Net Profit / (Loss) for the Year		(104,156)	105,955	1,799
Total Comprehensive Income (Loss)		(71,954)	105,955	34,001

4.2	Comprehensive income (loss)

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

Method	Rate

Computer and office equipment	Declining balance 20%
Leasehold improvement	Straight line over the term of the lease

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2018, 2017 and 2016

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

4.6	Government grants

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

4.7	Current and deferred income taxes

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

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2018, 2017 and 2016

(Expressed in Canadian Dollars, unless otherwise stated)

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

4.7	Current and deferred income taxes (Cont’d)

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

4.8	Foreign currency translation

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

4.9	Earnings (loss) per share

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

4.10	Share-based compensation plan

The share-based compensation plan allows the Company executives, management, employees and consultants to acquire shares of the Company. The fair value of share-based payment awards granted is recognized as management, employee or consultant expense with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2018, 2017 and 2016

(Expressed in Canadian Dollars, unless otherwise stated)

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

4.10	Share-based compensation plan (Cont’d)

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

For equity-settled share-based payment transactions with consultants, the Company measures the goods or services received, and the corresponding increase in equity, directly, at the fair value of the goods or services received, unless that fair value cannot be estimated reliably, in which cases, the Company measures their value, and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted.

4.11	Financial instruments

The Company has adopted IFRS 9 using modified retrospective approach from January 1, 2018. The standard introduced new classification and measurement models for financial assets.

A financial asset shall be measured at amortized cost if it is held with the objective of holding assets in order to collect contractual cash flows which arise on specified dates and that are solely principal and interest.

A debt investment shall be measured at fair value through other comprehensive income if it is held with the objective of holding assets in order to collect contractual cash flows which arise on specified dates that are solely principal and interest as well as selling the asset on the basis of its fair value.

All other financial assets are classified and measured at fair value through profit or loss (“FVPL”)unless the Company makes an irrevocable election on initial recognition to present gains and losses on equity instruments (that are not held-for-trading or contingent consideration recognized in a business combination) in other comprehensive income (“OCI”).

Despite these requirements, a financial asset may be irrevocably designated as measured at fair value through profit or loss to reduce the effect of, or eliminate, an accounting mismatch. For financial liabilities designated at fair value through profit or loss, the standard requires the portion of the change in fair value that relates to the entity's own credit risk to be presented in OCI (unless it would create an accounting mismatch).

New simpler hedge accounting requirements are intended to more closely align the accounting treatment with the risk management activities of the entity.

New impairment requirements use an “expected credit loss” (“ECL”) model to recognize an allowance. Impairment is measured using a 12-month ECL method unless the credit risk on a financial instrument has increased significantly since initial recognition in which case the lifetime ECL method is adopted.

For receivables, a simplified approach to measuring expected credit losses using a lifetime expected loss allowance is available. The investment classifications “Available-for-sale financial assets” and “Held-to-maturity investments” are no longer used and “Financial assets at fair value through other comprehensive income” was introduced. There were no investments held in these categories as at December 31, 2017.

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2018, 2017 and 2016

(Expressed in Canadian Dollars, unless otherwise stated)

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

4.11	Financial instruments (Cont’d)

The Company completed a detailed assessment of its financial assets and liabilities as at January 1, 2018. The following table shows the original classification under IAS 39 and the new classification under IFRS 9:

	Original Classifcation (IAS 39)	New Classification (IFRS 9)
Financial assets
Cash	FVTPL	Amortized cost
Accounts receivable	Loans and receivables	Amortized cost
Financial liabilities
Accounts payable	Other financial liabilities	Amortized cost
Accrued liabilities	Other financial liabilities	Amortized cost

The adoption of IFRS 9 by the Company had no impact on the consolidated financial statements.

Trade and other receivables

Trade receivables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method, less any allowance for expected credit losses. Trade receivables are generally due for settlement within 60 days. The Company has applied the simplified approach to measuring expected credit losses, which uses a lifetime expected loss allowance. To measure the expected credit losses, trade receivables have been grouped based on days overdue.

Other receivables are recognized at amortized cost, less any allowance for expected credit losses.

4.12	Impairment of long-lived assets

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

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2018, 2017 and 2016

(Expressed in Canadian Dollars, unless otherwise stated)

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

4.12	Impairment of long-lived assets

Goodwill represented the excess of the cost of an acquisition over the fair value of the Company’s share of identifiable net assets of the acquired subsidiary at the date of acquisition. Goodwill was carried at cost less accumulated impairment losses. Goodwill was allocated to each cash generating unit (“CGU”) or group of CGUs that are expected to benefit from the related business combination. A group of CGUs represents the lowest level within the entity at which the goodwill is monitored for internal management purposes, which is not higher than an operating segment.

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

4.13	Leases

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

4.14	Warrants

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

The following pronouncements issued by the IASB and interpretations published by IFRIC became effective for annual periods beginning on or after January 1, 2019.

Effective for periods beginning on or after January 1, 2019

IFRS 16, Leases replaces IAS 17, Leases and related interpretations. The core principle is that a lessee recognizes assets and liabilities for all leases with a lease term of more than 12 months. A lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. Assets and liabilities arising from a lease are initially measured on a present value basis. The measurement includes non-cancellable lease payments (including inflation-linked payments), and also includes payments to be made in optional periods if the lessee is reasonably certain to exercise an option to extend the lease, or not to exercise an option to terminate the lease. The new standard is intended to provide a faithful representation of leasing transactions, in particular those that do not currently require the lessees to recognize an asset and liability arising from an operating lease. IFRS 16 is effective for annual periods beginning on January 1, 2019.

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2018, 2017 and 2016

(Expressed in Canadian Dollars, unless otherwise stated)

5.	RECENT ACCOUNTING PRONOUNCEMENTS (Cont’d)

The Company has not yet completed its evaluations of the effect of adopting the above standards and the impact it may have on its consolidated financial statements.

6.	ACCOUNTS AND GRANTS RECEIVABLE

	December 31, 2018	December 31, 2017
Trade receivable	$913,458	$947,911
Government grants receivable (Note 17)	-	22,556
	$913,458	$970,467

As at December 31, 2018, the Company had accounts receivable of $148,500 (2017 - $252,093) greater than 30 days overdue and not impaired.

7.	PROPERTY AND EQUIPMENT

	Computer and office equipment	Leasehold Improvements	Total
Cost, January 1, 2017	$80,713	$-	$80,713
Additions	9,923	-	9,923
Effect of foreign exchange	(849)	-	(849)
Cost, December 31, 2017	$89,787	$-	$89,787
Additions	7,839	33,180	41,019
Effect of foreign exchange	249	-	249
Cost, December 31, 2018	$97,875	$33,180	$131,055

Accumulated depreciation, January 1, 2017	$53,225	$-	$53,225
Charge for the year	6,644	-	6,644
Effect of foreign exchange	(771)	-	(771)
Accumulated depreciation, December 31, 2017	$59,098	$-	$59,098
Charge for the year	6,756	11,613	18,369
Effect of foreign exchange	424	-	424
Accumulated depreciation, December 31, 2018	$66,278	$11,613	$77,891

Net book value, December 31, 2017	$30,689	$-	$30,689
Net book value, December 31, 2018	$31,597	$21,567	$53,164

8.	INTANGIBLES

	Software and Web Development	Content Platform	Content Development	Total
Cost, January 1, 2016	$8,631,006	$1,477,112	$1,288,495	$11,396,613
Additions	613,162	-	1,185,525	1,798,687
Effect of foreign exchange	(5,081)	-	-	(5,081)
Cost, December 31, 2016	9,239,087	1,477,112	2,474,020	13,190,219
Cost, December 31, 2017	$9,239,087	$1,477,112	$2,474,020	$13,190,219

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2018, 2017 and 2016

(Expressed in Canadian Dollars, unless otherwise stated)

8.	INTANGIBLES (Cont’d)

Accumulated amortization January 1, 2016	$7,622,225	$1,477,112	$91,532	$9,190,869
Charge for the year	611,865	-	391,620	1,003,485
Effect of foreign exchange	(4,144)	-	-	(4,144)
Accumulated amortization December 31, 2016	8,229,946	1,477,112	483,152	10,190,210
Charge for the year	557,124	-	494,804	1,051,928
Impairment	452,018	-	1,496,064	1,948,082
Accumulated amortization and impairment December 31, 2017	$9,239,088	$1,477,112	$2,474,020	$13,190,219

Net book value, December 31, 2016	$1,009,142	$-	$1,990,868	$3,000,009
Net book value, December 31, 2017 and 2018	$-	$-	$-	$-

The Company began commercial production and sale of its services and products during 2009. In 2017, the Company continued to focus on the redesign and upgrade of its ELL Technologies’ suite of products and invested $Nil (2016 - $1,798,687). The ELL Technologies’ suite of products includes five different products, each designed to suit the needs of different demographic groups. Although the full suite of product is not yet complete, the Company has started the commercial production and sale of three of these five products.

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

The recoverable amount of each CGU is based on a value in use computation.  The cash flow forecasts employed for this computation are extracted from a budget document approved by the Board of Directors, and specifically exclude incremental profits and other cash flows stemming from future acquisitions.  The 2017 forecast cash flows are projected forward for five years using the same assumptions as those applied in the 2017 budget.  A growth rate of 7% was used in the five year projected cash flow in 2017 (2016 – 8%) and a terminal value reflecting inflation of 2% (but no other growth) is applied to the year five cash flows.  A present value of the future cash flows is calculated using a before-tax discount rate of 14.9% (2016 – 14.9%).

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2018, 2017 and 2016

(Expressed in Canadian Dollars, unless otherwise stated)

9.	GOODWILL (Cont’d)

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

11.	CONTRACT LIABILITIES

The following table presents changes in the contract liabilities balance:

Balance, December 31, 2017	$-
Adjustment on initial application of IFRS 15	90,860
Adjusted balance, January 1, 2018	90,860

Amounts invoices and revenue deferred as at December 31, 2018	207,073
Recognition of deferred revenue included in the adjusted balance at the beginning of the period	(80,673)
Balance, December 31, 2018 (note 4.1)	$217,259

12.	LOANS PAYABLE

	December 31, 2018	December 31, 2017
Loans payable, interest bearing at 12% per annum with monthly interest payments, due on demand (note 24)	$-	$300,000
	$-	$300,000

13.	SHARE CAPITAL

a)	Authorized

Unlimited number of preference shares with no par value

Unlimited number of common shares with no par value

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2018, 2017 and 2016

(Expressed in Canadian Dollars, unless otherwise stated)

13.	SHARE CAPITAL (Cont’d)

b)	Common shares - Transactions:

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

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2018, 2017 and 2016

(Expressed in Canadian Dollars, unless otherwise stated)

14.	SHARE-BASED PAYMENTS

In December 2017, the Company amended its stock option plan (the “2017 Plan”). The 2017 Plan was established to provide an incentive to management (officers), employees, directors and consultants of the Company and its subsidiaries. The maximum number of shares which may be reserved for issuance under the 2017 Plan is limited to 7,105,838 common shares less the number of shares reserved for issuance pursuant to options granted under the 1996 Plan, the 2000 Plan, the 2005 Plan, the 2009 Plan, and the 2011 Plan, provided that the Board of Directors of the Company has the right, from time to time, to increase such number subject to the approval of the relevant exchange on which the shares are listed and the approval of the shareholders of the Company.

The maximum number of common shares that may be reserved for issuance to any one person under the 2017 Plan is 5% of the common shares outstanding at the time of the grant (calculated on a non-diluted basis) less the number of shares reserved for issuance to such person under any option to purchase common shares of the Company granted as a compensation or incentive mechanism.

The exercise price of each option cannot be less than the market price of the shares on the day immediately preceding the day of the grant less any permitted discount. The exercise period of the options granted cannot exceed 10 years. Options granted under the 2017 Plan do not have any required vesting provisions. However, the Board of Directors of the Company may, from time to time, amend or revise the terms of the 2017 Plan or may terminate it at any time. The following summarizes the options outstanding:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contract Life (Years)
Outstanding as at January 1, 2016	3,602,501	$0.33	1.35
Granted	700,000	0.69	0.64
Expired	(957,500)	0.81	0.60
Forfeited	(1,000,000)	0.66	0.53
Exercised	(299,166)	0.18	-
Outstanding as at January 1, 2017	2,045,835	$0.18	0.86
Granted	4,012,000	0.21	2.76
Expired	(2,049,085)	0.18	-
Forfeited	(9,750)	0.24	2.34
Outstanding as at January 1, 2018	3,999,000	$0.21	2.77
Granted	2,920,000	0.07	2.89
Expired	(25,000)	0.23	-
Forfeited	(90,000)	0.23	-
Outstanding as at December 31, 2018	6,804,000	$0.19	2.26

Options exercisable as at December 31, 2016	1,820,835	$0.19
Options exercisable as at December 31, 2017	2,577,000	$0.21
Options exercisable as at December 31, 2018	4,566,000	$0.19

The weighted average remaining contractual life for the stock options outstanding as at December 31, 2018 was 2.26 years (2017 – 2.77 years, 2016 – 0.86 years). The range of exercise prices for the stock options outstanding as at December 31, 2018 was $0.07 - $0.23 (2017 - $0.20 - $0.23, 2016 - $0.14 - $0.24). The weighted average grant-date fair value of options granted to management, employees, directors and consultants during 2018 has been estimated at $0.0436 (2017 - $0.12, 2016 - $0.26) using the Black-Scholes option-pricing model.

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2018, 2017 and 2016

(Expressed in Canadian Dollars, unless otherwise stated)

14.	SHARE-BASED PAYMENTS (Cont’d)

The vesting periods on the options granted on December 20, 2018 are as follows, 25% vest on November 20, 2018, the remaining vest quarterly over 9 months, commencing three months after grant date. In 2017, 1,995,000 options were vested immediately upon issuance, 185,000 stock options will vest upon achievements of non-market conditions, 1,832,000 stock options were vesting quarterly over 3 years, commencing three months after grant date. In 2016, the options vested nine months after grant date.

The pricing model assumes the weighted average risk free interest rates of 2.19% (2017 – 1.39%, 2016 – 0.44%) weighted average expected dividend yields of nil (2017 – nil, 2016 – nil), the weighted average expected common stock price volatility (based on historical trading) of 98% (2017 – 97%, 2016 – 107%), a forfeiture rate of 0% (2017 – 0%, 2016 – 0%), a weighted average stock price of $0.07 (2017 - $0.20, 2016 - $0.70), a weighted average exercise price of $0.07 (2017 - $0.21, 2016 - $0.69), and a weighted average expected life of years 3 (2017 – 3 years, 2016 – 1.57 years), which were estimated based on past experience with options and option contract specifics.

15.	EARNINGS (LOSS) PER SHARE

The income and weighted average number of common shares used in the calculation of basic and diluted income (loss) per share for the years ended December 31, 2018, 2017, and 2016 were as follows:

	2018	2017	2016
Weighted average number of common shares used as the denominator in calculating basic earnings per share	35,529,192	35,529,192	33,987,383
Adjustments for calculation of diluted earnings per share:
Options	-	-	814,609
Warrants	-	-	149,701
Weighted average number of common shares and potential common shares used as the denominator in calculating diluted earnings per share	35,529,192	35,529,192	34,951,693
Basic earnings (loss) per share	$0.00	$(0.18)	$0.00
Diluted earnings (loss) per share	$0.00	$(0.18)	$0.00

16.	INCOME TAXES

The provision for income taxes reflects an effective income tax rate, which differs from the Canadian corporate income tax rate as follows:

	2018	2017	2016

Combined basic Canadian federal and provincial income tax rate	26.5%	26.50%	26.50%
Effective income tax taxes	$(27,602)	$(1,659,267)	$17,025
Increase (decrease) resulting from change in the deferred tax assets not recognized	1,839,000	1,302,000	424,000
Withholding tax	189,534	178,022	186,832
Non-deductible items	46,369	676,242	62,601
Change in prior year estimates	(1,576,767)	(318,975)	(502,753)
	$189,534	$178,022	$187,705

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2018, 2017 and 2016

(Expressed in Canadian Dollars, unless otherwise stated)

16.	INCOME TAXES (Cont’d)

The tax effect of temporary differences representing deferred tax assets is as follows:

	2018	2017
Deferred tax assets:
Loss carry forwards	$8,146,000	$6,307,000
	8,146,000	6,307,000
Deferred tax assets not recognized	(8,145,000)	(6,306,000)
Deferred tax assets recognized	1,000	1,000
Property and equipment	(1,000)	(1,000)
Net deferred tax assets	$-	$-

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

At December 31, 2018, the Company has non-capital losses available for carry forward for Canadian income tax purposes amounting to approximately $25,312,000. These losses expire in the following fiscal years:

2026	$233,000
2027	788,000
2028	2,163,000
2029	2,991,000
2030	4,356,000
2031	4,646,000
2032	1,188,000
2033	806,000
2034	436,000
2035	54,000
2036	420,000
2037	7,070,000
2038	161,000
$25,312,000

The Company has capital loss of $1,334,000 available in Canada. The Company also has capital losses of $4,662,000 available and trade losses of approximately $2,345,000 available for use in the United Kingdom.

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2018, 2017 and 2016

(Expressed in Canadian Dollars, unless otherwise stated)

17.	GOVERNMENT GRANTS

Included as a reduction of selling, general and administrative expenses are government grants of $242,813 (2017 - $232,413, 2016 - $229,694), relating to the Company's publishing and software projects. At the end of the year, $nil (2017 - $22,556, 2016 - $21,847) is included in accounts and grants receivable.

One government grant for the print-based English language learning segment is repayable in the event that the segment’s annual net income before tax for the current year and the previous two years exceeds 15% of revenue. During 2018 and 2017, the conditions for the repayment of grants did not arise and no liability was recorded.

One grant, relating to the Company’s “Development of Comprehensive, Interactive Phonetic English Learning Solution” project, is repayable semi-annually at a royalty rate of 2.5% per year’s gross sales derived from this project until 100% of the grant is repaid. No royalty was paid in 2018, 2017 or 2016 as no sales were generated from this project.

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

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2018, 2017 and 2016

(Expressed in Canadian Dollars, unless otherwise stated)

18.	FINANCIAL INSTRUMENTS (Cont’d)

c.	Foreign currency risk (Cont’d)

A 10% strengthening of the US Dollars against Canadian Dollars would have increased the net equity by approximately $63,030 (2017 - $67,000) due to reduction in the value of net liability balance. A 10% of weakening of the US Dollar against Canadian Dollar at December 31, 2018 would have had the equal but opposite effect. The significant financial instruments of the Company, their carrying values and the exposure to other denominated monetary assets and liabilities, as of December 31, 2018 are as follows:

	2018	2017
	USD	USD
Cash	14,741	122,319
Accounts receivable	660,704	518,999
Accounts payable	189,586	104,225
Accrued liabilities	23,882	-

d.	Liquidity Risk

The Company manages its liquidity risk by preparing and monitoring forecasts of cash expenditures to ensure that it will have sufficient liquidity to meet liabilities when due. The Company’s accounts payable and accrued liabilities generally have maturities of less than 90 days. At December 31, 2018, the Company had cash of $233,843 (2017 - $327,434), accounts and grants receivable of $913,458 (2017 - $970,467) to settle current liabilities of $743,410 (2017 - $980,318).

e.	Credit Risk

Credit risk refers to the risk that one party to a financial instrument will cause a financial loss for the counterparty by failing to discharge an obligation. The Company is primarily exposed to credit risk through accounts receivable. The maximum credit risk exposure is limited to the reported amounts of these financial assets. Credit risk is managed by ongoing review of the amount and aging of accounts receivable balances. As at December 31, 2018, the Company has outstanding receivables of $913,458 (2017 - $970,467). New impairment requirements use an 'expected credit loss' ('ECL') model to recognize an allowance. Impairment is measured using a 12-month ECL method unless the credit risk on a financial instrument has increased significantly since initial recognition in which case the lifetime ECL method is adopted. For receivables, a simplified approach to measuring expected credit losses using a lifetime expected loss allowance is available. The Company deposits its cash with high credit quality financial institutions, with the majority deposited within Canadian Tier 1 Banks.

19.	MAJOR CUSTOMER

The Company had sales to a major customer in 2018 and 2017, a government agency of the People’s Republic of China. The total percentage of sales to this customer during the year was 80% (2017 – 59%, 2016 – 54%) and the total percentage of accounts receivable at December 31, 2018 was 89% (2017 – 84%, 2016 – 52%).

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

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2018, 2017 and 2016

(Expressed in Canadian Dollars, unless otherwise stated)

20.	CAPITAL MANAGEMENT (Cont’d)

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

The Company operates two distinct reportable business segments as follows:

License of intellectual property: Lingo Learning is a print-based publisher of English language learning textbook programs in China. It earns significantly higher royalties from Licensing Sales compared to Finished Product Sales.

Online and offline Language Learning: ELL Technologies is a global web-based educational technology (“EdTech”) language learning, training, and assessment company. The Company provides the right to access to hosted software over a contract term without the customer taking possession of the software. The Company also provides Offline licenses for the right to use perpetual language-learning.

Transactions between operating segments and reporting segement are recorded at the exchange amount and eliminated upon consolidation.

2018	Online English Language Learning	Print-Based English Language Learning	Head Office	Total
Segmented assets	$141,238	$1,087,463	$73,303	$1,302,004
Segmented liabilities	348,214	160,750	234,446	743,410
Segmented revenue - online	206,955	-	-	206,955
Segmented revenue – offline	8,012	-		8,012
Segmented revenue – royalty	38,701	1,686,514		1,725,215
Segmented direct costs	180,832	90,188	-	271,020
Segmented selling, general & administrative	348,436	64,580	787,750	1,200,766
Segmented intangible amortization	-	-	-	-
Segmented other expense	10,918	196,079	905	207,902
Segmented impairment	-	-	-	-
Segmented profit (loss)	(475,131)	1,335,666	(788,655)	71,879

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2018, 2017 and 2016

(Expressed in Canadian Dollars, unless otherwise stated)

21.	SEGMENTED INFORMATION (Cont’d)

2017	Online English Language Learning	Print-Based English Language Learning	Head Office	Total
Segmented assets	$189,200	$1,257,239	$87,633	$1,534,072
Segmented liabilities	228,418	164,294	587,606	980,318
Segmented revenue	1,088,197	1,688,571	-	2,776,768
Segmented direct costs	134,695	90,923	-	225,618
Segmented selling, general & administrative	455,915	97,404	814,834	1,368,153
Segmented intangible amortization	1,051,928	-	-	1,051,928
Segmented other expense	1,074	182,461	1,131	184,666
Segmented impairment	2,087,700	-		2,087,700
Segmented profit (loss)	(6,148,195)	1,317,783	(815,965)	(5,646,377)

2016	Online English Language Learning	Print-Based English Language Learning	Head Office	Total
Segmented assets	$4,521,560	$1,675,740	$978,892	$7,176,192
Segmented liabilities	206,784	198,315	326,059	731,158
Segmented revenue	1,456,421	1,738,800	-	3,195,221
Segmented direct costs	167,597	217,787	-	385,384
Segmented selling, general & administrative	168,161	295,549	901,025	1,364,735
Segmented intangible amortization	1,003,485	-	-	1,003,485
Segmented other expense	806	192,658	1,539	195,003
Segmented profit	116,372	1,032,806	(902,564)	246,614
Segmented intangible addition	1,798,687	-	-	1,798,687

Other Financial Items	2018	2017	2016
Print-Based English Language Learning segment income	$1,335,666	$1,317,783	$1,032,806
Online English Language Learning segment income (loss)	(475,131)	(6,148,195)	116,372
Head Office	(788,655)	(815,965)	(902,564)
Foreign exchange gain (loss)	38,351	(189,783)	(146,599)
Interest and other financial	(51,898)	(53,709)	(35,768)
Share-based payments	(162,489)	(371,513)	-
Other comprehensive income (loss)	32,202	(1,410)	60,173
Total Comprehensive Income (Loss)	$(71,954)	$(6,262,792)	$124,420

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2018, 2017 and 2016

(Expressed in Canadian Dollars, unless otherwise stated)

21.	SEGMENTED INFORMATION (Cont’d)

Revenue by Geographic Region

	2018	2017	2016
Latin America	$187,008	$997,661	$821,762
China	1,702,249	1,712,079	2,252,170
Other	50,925	67,028	121,289
	$1,940,182	$2,776,768	$3,195,221

Identifiable Non-Current Assets by Geographic Region

	2018	2017	2016
Canada	$52,131	$29,804	$3,467,115
China	1,033	885	-
	$53,164	$30,689	$3,467,115

22.	COMMITMENTS AND CONTINGENCY

The Company has future minimum lease payments under operating leases for premises and equipment as follows:

2019	$225,471
2020	219,036
2021	38,306

The rent expense associated with operating leases for premise and equipment is recognized on a straight-line basis.

23.	SUPPLEMENTAL CASH FLOW INFORMATION

	2018	2017	2016
Income taxes and other taxes paid	$189,534	$178,022	$187,705
Interest paid	$51,898	$41,650	$25,103

24.	RELATED PARTY BALANCES AND TRANSACTIONS

During the year, the Company had the following transactions with related parties, made in the normal course of operations, and accounted for at an amount of consideration established and agreed to by the Company and related parties.

a.	The Company charged $165,726 (2017 - $52,001, 2016 - $33,020) to four corporations with directors in common for rent, administration, office charges and telecommunications.

b.

Key management compensation was $360,672 (2017 – $360,023, 2016 – $480,577) and is reflected as consulting fees and commissions paid to corporations owned by a director and officers of the Company, of which, $17,065 (2017 - $3,121, 2016 - $nil) is unpaid and included in accounts payable and accrued liabilities. Options granted to key management was $ nil ($2017 - $508,000, 2016 - $nil).

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2018, 2017 and 2016

(Expressed in Canadian Dollars, unless otherwise stated)

24.	RELATED PARTY BALANCES AND TRANSACTIONS (Cont’d)

c.

At the year end, the Company had fully repaid unsecured loans bearing interest at 12% per annum due to related parties of the Company (2017 - $150,000, 2016 - $50,000). Throughtout the year, $420,000 was advanced to the company and $720,000 was repaid to related parties. Interest expense related to the loans is $42,133 (2017 - $4,586, 2016 - $351). Options granted to related paries during the year have a fair value of $25,988 (2017 - $ nil, 2016 - $ nil).

Trading Symbols (TSX-V: LM; OTC: LMDCF) 151 Bloor St West Suite 703 Toronto, Ontario Canada M5S 1S4 Tel : 416.927.7000 Fax : 416.927.1222 www.lingomedia.com

Lingo Media Corporation

Form 51 – 102 F1

Management Discussion & Analysis

For the Year Ended December 31, 2018

April 30, 2019

MANAGEMENT DISCUSSION & ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2018

Notice to Reader

The following Management Discussion & Analysis ("MD&A") of Lingo Media Corporation’s (the "Company" or "Lingo Media") financial condition and results of operations, prepared as of April 30, 2019, should be read in conjunction with the Company's Condensed Consolidated Interim Financial Statements and accompanying Notes for the years ended December 31, 2018 and 2017, which have been prepared in accordance with International Financial Reporting Standards are incorporated by reference herein and form an integral part of this MD&A.  All dollar amounts are in Canadian Dollars unless stated otherwise. These documents can be found on the SEDAR website www.sedar.com.

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

Forward-looking statements involve significant risk, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully, and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this MD&A are based upon what management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this MD&A, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including: general economic and market segment conditions, competitor activity, product capability and acceptance, international risk and currency exchange rates and technology changes. More detailed assessment of the risks that could cause actual results to materially differ than current expectations is contained in the "Quantitative and Qualitative Disclosures of Market Risk" section of this MD&A

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF) Management Discussion & Analysis

Summary Description of Lingo Media

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

Lingo Media’s two distinct business units include ELL Technologies and Lingo Learning. ELL Technologies is a web-based educational technology (“EdTech”) English language learning training and assessment company that creates innovative software-as-a-service elearning solutions. Lingo Learning is a print-based publisher of English language learning textbook programs in China. The Company has formed successful relationships with key government and industry organizations, establishing a strong presence in China’s education market. Lingo Media is extending its global reach, beyond its initial market expansion into Latin America and continues to expand its product offerings and technology applications.

The Company continues to invest in language learning and leverage its industry expertise to expand into more scalable education-technology. Recent product initiatives have allowed us to expand the breadth of our language learning product offerings and reinforced the belief that the web-based EdTech learning segment continues to present a significant opportunity for long-term value creation.

Lingo Media continues to focus on software and content development to address market needs within the government and academic training sectors.

Operational & Corporate Highlights

●	Online English Language Learning:

✔	completed the development of a Learning Access Point (ELL LAP)

✔	completed the development of an online Spanish course

✔

entered into a commercial alliance agreement with iTEP International LLC, the developer of the International Test of English Proficiency, to provide bundled product and online English language learning testing solutions

✔	completed the first installation of the ELL LAP under the strategic alliance with HP Inc. at the Universidad Autonoma de Chiapas in Mexico

✔	closed initial sales contracts with Gale, a part of Cengage Learning, with universities in Thailand & Japan, expanding our reach into Asia

✔	closed sales contract with municipality of Floridablanca and with Unidades Technologicas de Santander, both in Colombia through distribution partner, e-Training SAS

✔	closed sales contract and entered into a strategic partnership with Focus Your Mind, a network of training centers in Latin America with 32 centres and 120,000 students

✔	entered into a distribution agreement with WARP Worldwide to market, distribute, and sell ELL Technologies’ full product suite of English language learning products and programs in China

✔	initiated the development of a teacher methodology program

✔	completed the development and launched a new learning management system (LMS), including migration of courses into the new platform

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF) Management Discussion & Analysis

●	Print-Based English Language Learning:

✔	expanded the existing market for PEP Primary English program into three additional provinces in China

Our strategy continues to transition more and more of our business to online subscriptions and digital downloads that enable learners to bring your own device (“BYOD”) and beyond paper-based textbook publishing. Our signing of the commercial agreement with iTEP International LLC is a testament to our commitment to this approach, as well as further validation of the ability of our program suite and course offerings to efficiently and effectively improve learning outcomes. We believe that these online subscription formats provide customers with an overall greater learning experience, the flexibility to use our products on multiple platforms (i.e. beyond desktops to tablets and mobile extensions) and is a more economical and relevant way for us to deliver our products to customers. Furthermore, our ability to configure our extensive library of lessons enables us to offer a more customizable solution to our clients without incurring the costs associated with a customized solution.

Online English Language Learning

ELL Technologies offers more than 2,000 hours of interactive learning through a number of product offerings that include Winnie’s World, English Academy, Campus, English for Success, Master and Business in addition to offering custom solutions. ELL Technologies is primarily marketed in Latin America through a network of distributors and earns its revenues from oline and offline licensing fees from its suite of web-based language learning products and applications.

ELL Technologies had an extensive existing product line which required substantial revisions in the technology platform and user interface. Over the past five years, our development team has engineered an eLearning platform and has been introducing new products to the market since the beginning of 2015, integrating cutting-edge technologies, solutions, content and pedagogy.

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF) Management Discussion & Analysis

ELL Technologies’ high-tech, easy to implement eLearning Software-as-a-Service solutions have positioned the Company to provide learners of all ages and levels of English proficiency with a platform to further their language learning development. See our “Correlation Table”:

The horizontal axis contains our product information and correlates to the vertical axis which contains the ages and levels of proficiency that our solutions target.

All products have been designed for our proprietary learning management system enabling ELL Technologies to market and sell to academic institutions and governments. Educators who license the platform are able to easily create, convert, edit, and arrange lessons and courses as they see fit.

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

Summary of our 2018 product development achievements:

●	completed the development of a Learning Access Point (ELL LAP)
●	completed the development of an online Spanish course
●	launched a new Learning Management System (LMS)
●	added 250 hours of online learning to Campus
●	developed and launched virtual machine installation package to be installed in areas with limited internet service

Print-Based English Language Learning

The Company continues to maintain its legacy textbook publishing business through Lingo Learning, a print-based publisher of English language learning programs in China since 2001. Lingo Learning has an established presence in China’s education market of over 300 million students. To date, it has co-published more than 671 million units from its library of program titles.

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF) Management Discussion & Analysis

Recently Adopted

IFRS 15, Revenue Recognition from Contracts with Customers (“IFRS 15”)

On January 1, 2018, the Company adopted the new rules under IFRS 15 retrospectively with the cumulative effect of initially applying the rules recognized at the date of initial application. Under IFRS 15, revenue is recognized at an amount that reflects the expected consideration receivable in exchange for transferring goods or services to a customer, applying the following five steps:

1.	Identify the contract with a customer;
2.	Identify the performance obligations in the contract;
3.	Determine the transaction price;
4.	Allocate the transaction price to the performance obligations in the contract; and
5.	Recognize revenue when (or as) the entity satisfies a performance obligation.

The new standard also provides guidance relating to principal versus agent relationships, licenses of intellectual property, contract costs and the measurement and recognition of gains and losses on the sale of certain non-financial assets such as property and equipment. Additional disclosures are also required under the new standard.

The Company completed a detailed assessment of its customer contracts as at January 1, 2018 and determined that there was no material impact to amounts previously reported in financial statements prepared in accordance with previous IFRS on revenue recognition, including IAS 18 and IFRIC 13. In applying the new rules, the Company elected to utilize the following practical expedients: completed contracts that begin and end within the same annual reporting period and those completed before January 1, 2018 are not restated; significant financing components on contracts which the timing of the good or service provided falls within one year of the collection of payments; and costs of obtaining a contract that would be amortized within one year or less are immediately expensed.

Revenue recognition

Revenue is recognized upon transfer of control of promised goods or services to customers in an amount that reflects the consideration we expect to receive in exchange for those goods or services. The Company enters into contracts that can include various combinations of goods and services, which are generally capable of being distinct and accounted for as separate performance obligations. A product or service is distinct if the customer can benefit from it on its own or together with other readily available resources and the promise to transfer the good or service is separately identifiable from other promises in the contractual arrangement with the customer. Non-distinct goods and services are combined with other goods or services until they are distinct as a bundle and therefore form a single performance obligation.

The consideration (including any discounts) is allocated between separate goods and services in a bundle on a relative basis based on their standalone selling prices (“SSP”). Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to governmental authorities. In addition to these general policies, the specific revenue recognition policies for each major category of revenue are included below.

License of intellectual property

Royalty revenues primarily consist of revenues received from the license of intellectual property for print-based and audiovisual learning products. Royalty revenues are recognized based on the confirmation of sales by the Company’s co-publishing partners, and when the underlying sale occurs. Training and support services provided for royalty contracts are delivered in advance of the underlying sale occurring, and, as such, royalty revenue is recognized when the underlying sale occurs, being the later of the satisfaction of the performance obligation and the underlying sale. Royalty revenues are not subject to right of return or product warranties. Royalty revenues are earned by Print-Based English Language segment and relate to long-term contracts.

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF) Management Discussion & Analysis

Online based licenses

Online based licensing revenue is generated from contracts with customers. The Company provides the right to access to hosted software over a contract term without the customer taking possession of the software. Revenue recognition commences on the date an executed contract exists and the customer has the right to access to the hosted software. Online based licensing revenues are generated by Online Language Learning segment and relate to short-term contracts.

Offline licenses

Offline licensing revenue is generated from contracts with customers. Offline licenses provides the right to use perpetual language-learning software and is recognized at the point in time when the software is made available to the customer. When providing offline licenses, the customer can direct the use of, and obtain substantially all of the remaining benefits from, the license at the point in time at which the license is made available to the customer and the right to use the software has commenced. Offline license revenues are generated by Online English Language Learning segment and relate to short-term contracts.

Costs to Obtain a Contract with a Customer

The Company recognizes an asset for the incremental costs of obtaining a contract with a customer if the Company expects the costs to be recoverable. The Company has determined that sales commissions meet the requirements to be capitalized. These capitalized costs are amortized consistent with the pattern of transfer to the customer for the goods and services to which the asset relates. Amortization of the asset is included in cost of sales in the consolidated statements of operations. Applying the practical expedient, the Company recognizes the incremental costs of obtaining contracts as an expense when incurred if the amortization period of the assets that we otherwise would have recognized is one year or less.

Contract Assets and Liabilities

The payment terms and conditions in our customer contracts may vary from the timing of revenue recognition. In some cases, customers pay in advance of delivery of products or services; in other cases, payment is due as services are performed. Timing differences between revenue recognition and invoicing primarily results in contract liabilities. Contract liabilities relate to the advance consideration received from customers and is presented as contract liabilities. Contract liabilities results from customer payments in advance of our satisfaction of the associated performance obligations. Contract liabilities are relieved as revenue is recognized. Contract assets and contract liabilities are reported on a contract-by-contract basis at the end of each reporting period.

Significant Judgments

The Company distributes its products and services both directly to the end customer and indirectly through resellers. The Company evaluates each of its reseller relationships to determine whether it is the principal (where revenue is recognized at the gross amount) or agent (where revenue is recognized net of the reseller commission). In making this determination, the Company evaluates a variety of factors including the amount of control the Company is able to exercise over the transactions. The Company concluded that it acts as principal in all contracts with customers. The recognition of revenue requires judgement in the assessment of performance obligations within a contract and the assessment of recognizing at a point in time or over a period of time.

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF) Management Discussion & Analysis

The following table summarize the impacts of adopting IFRS 15 on the consolidated balance sheet as December 31, 2018 and the statement of comprehensive income (loss) for the year then ended for each of the line items affected. There was no material impact on the consolidated statement of cash flows for the year ended December 31, 2018.

December 31, 2018	Note	As reported	Adjustments	Amounts without adoption of IFRS 15
Assets
Prepaid and other receivables		$101,539	$25,610	$75,929
Total Assets		1,302,004	25,610	1,276,394

Liabilities
Contract liability	11	217,259	217,259	-
Total Liabilities		743,410	217,259	526,151

Equity
Retained earnings		(25,040,050)	(191,649)	(24,848,402)
Total equity		558,594	(191,649)	750,243

Total equity and liabilities		1,302,004	25,610	1,276,394

Impact on the consolidated statement of comprehensive income (loss)

	Note	As reported	Adjustments	Amounts without adoption of IFRS 15
Impact on the consolidated statement of comprehensive income (loss)		$1,940,182	$(126,400)	$2,066,582
Impact on the consolidated statement of comprehensive income (loss)		271,020	(20,445)	291,465
Net Profit / (Loss) for the Year		(104,156)	105,955	1,799
Total Comprehensive Income (Loss)		(71,954)	105,955	34,001

Financial instruments

The Company has adopted IFRS 9 using modified retrospective approach from January 1, 2018. The standard introduced new classification and measurement models for financial assets.

A financial asset shall be measured at amortized cost if it is held with the objective of holding assets in order to collect contractual cash flows which arise on specified dates and that are solely principal and interest.

A debt investment shall be measured at fair value through other comprehensive income if it is held with the objective of holding assets in order to collect contractual cash flows which arise on specified dates that are solely principal and interest as well as selling the asset on the basis of its fair value.

All other financial assets are classified and measured at fair value through profit or loss (“FVPL”)unless the Company makes an irrevocable election on initial recognition to present gains and losses on equity instruments (that are not held-for-trading or contingent consideration recognized in a business combination) in other comprehensive income (“OCI”).

Despite these requirements, a financial asset may be irrevocably designated as measured at fair value through profit or loss to reduce the effect of, or eliminate, an accounting mismatch. For financial liabilities designated at fair value through profit or loss, the standard requires the portion of the change in fair value that relates to the entity's own credit risk to be presented in OCI (unless it would create an accounting mismatch).

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF) Management Discussion & Analysis

New simpler hedge accounting requirements are intended to more closely align the accounting treatment with the risk management activities of the entity.

New impairment requirements use an “expected credit loss” (“ECL”) model to recognize an allowance. Impairment is measured using a 12-month ECL method unless the credit risk on a financial instrument has increased significantly since initial recognition in which case the lifetime ECL method is adopted.

For receivables, a simplified approach to measuring expected credit losses using a lifetime expected loss allowance is available. The investment classifications “Available-for-sale financial assets” and “Held-to-maturity investments” are no longer used and “Financial assets at fair value through other comprehensive income” was introduced. There were no investments held in these categories as at December 31, 2017.

The Company completed a detailed assessment of its financial assets and liabilities as at January 1, 2018. The following table shows the original classification under IAS 39 and the new classification under IFRS 9:

	Original Classifcation (IAS 39)	New Classification (IFRS 9)
Financial assets
Cash	FVTPL	Amortized cost
Accounts receivable	Loans and receivables	Amortized cost
Financial liabilities
Accounts payable	Other financial liabilities	Amortized cost
Accrued liabilities	Other financial liabilities	Amortized cost

The adoption of IFRS 9 by the Company had no impact on the consolidated financial statements.

Trade and other receivables

Trade receivables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method, less any allowance for expected credit losses. Trade receivables are generally due for settlement within 60 days. The Company has applied the simplified approach to measuring expected credit losses, which uses a lifetime expected loss allowance. To measure the expected credit losses, trade receivables have been grouped based on days overdue.

Other receivables are recognized at amortized cost, less any allowance for expected credit losses.

Overall Performance

During 2018, Lingo Media recorded revenues of $1,940,182 as compared to $2,776,768 in 2017, a decrease of 30%. Net loss was $104,156 as compared to $6,261,382 in 2017 resulting in a $0.00 loss per share as compared to $0.18 loss per share in 2017. Total comprehensive loss was $71,954 as compared to total comprehensive loss of $6,262,792 in 2017. The Company recorded selling general and administrative costs were $1,200,766, compared to $1,368,153 in 2017. Share-based payments of $162,489 was recorded in 2018 as compared to $371,513 in 2017. In addition, cash generated in operations in 2018 was $214,248 as compared to $84,702 in 2017.

Online English Language Learning

ELL Technologies earned revenue from its portfolio of products of $253,668 for the year, compared to $1,088,197 in 2017. The decrease in revenue is a result of extended sales cycles in securing contracts and time shifting of the sales pipeline.

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF) Management Discussion & Analysis

Print-Based English Language Learning

Lingo Media earned royalty revenue of $1,686,514 in 2018 compared to $1,688,571 in 2017 from People’s Education Press and People’s Education & Audio Visual Press.

Market Trends and Business Uncertainties

Lingo Media believes that the global market trends in English language learning are strong and will continue to grow. Developing countries around the world, specifically in Latin America and Asia are expanding their mandates for the teaching of English amongst students, young professionals and adults.

The British Council suggests that there are 1.6 Billion people learning English globally. English language learning products and services are currently a US$56.3 Billion global market notes Ambient Insight.

GlobalEnglish forecasts the global eLearning market to grow to $37.6 Billion by 2020, while experiencing exponential growth to reach $325 Billion worldwide by 2025.

Markets and Markets forecasts the global EdTech market to grow from US$43.27 Billion in 2015 to US$93.76 Billion to 2019, or at a CAGR or 16.72%.

Latin American Region

The Inter-American Dialogue recently noted that while English language training programs exist in various forms throughout Latin American region, there are three key factors that these programs must address to be successful: ensuring continuity, developing a strong monitoring and evaluation framework that informs adaptation, and addressing the lack of sufficient quality teachers. Students attending English language training (“ELT”) classes in Latin America accounted for approximately 14 per cent of worldwide revenues, or US$321-million in 2017. Growth has been very rapid in the Latin American region and represents a particularly strong opportunity moving forward relative to other geographic regions.

Asia-Pacific Region

Technavio forecasts the English language training (ELT) market in China to be worth $75 Billion by 2022, growing at a CAGR of 22%. The growth of the ELT market in China is driven by more people desiring to learn English, the adaptation of smartphones, increasing levels of disposable income, and the inherent advantages of online education. Technavio also notes that 49% of the growth in the global digital English language learning market will come from the Asia-Pacific region.

Lingo Media is positioned to take advantage of the market opportunity for English language training in Latin America and Asia, with its scalable digital language learning technology and solutions. Although the market outlook remains positive, there can be no assurance that this trend will continue or that the Company will benefit from this trend.

General Financial Condition

As at December 31, 2018 Lingo Media had working capital of $505,430 compared to working capital of $523,065 as at December 31, 2017. Net loss for the year ended December 31, 2018 was $104,156 compared to net loss of $6,261,382 for the year ended December 31, 2017.

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF) Management Discussion & Analysis

Financial Highlights

For the Year Ended December 31	2018	2017	2016
Revenue
Print-Based English Language Learning	$1,686,514	$1,688,571	$1,738,800
Online English Language Learning	253,668	1,088,197	1,456,421
	1,940,182	2,776,768	3,195,221
Net Profit (Loss) for the Year	(104,156)	(6,261,382)	64,247
Earnings per Share
Basic	$(0.00)	$(0.18)	$0.00
Fully Diluted	$(0.00)	$(0.18)	$0.00
Total Assets	1,302,004	1,534,072	7,176,192
Working Capital / (Deficit)	505,430	523,065	2,977,918
Cash Provided (used) – Operations	214,248	84,702	(61,229)

The Company had cash on hand as at December 31, 2018 of $233,843 (2017 - $327,434) and accounts receivable of $913,458 (2017 - $970,467) to settle its current liabilities of $743,410 (2017 - $980,318) leaving a working capital balance of $505,430 (2017 - $523,065).

Results of Operations

During the year, Lingo Media earned $253,668 in online licensing sales revenue as compared to $1,088,197 in 2017, a decrease of 77%. The decrease in revenue is a result of extended sales cycles in securing contracts and time shifting of the sales pipeline.

Revenues from Print-Based English language learning for the period were $1,686,514 compared to $1,688,571 in 2017 as a result of foreign exchange fluctuations in the Chinese RMB and Canadian Dollar vs. the US Dollar. Direct costs associated with publishing revenue are relatively modest and have been consistent throughout the years. The Company continues to maintain its relationship with PEP and is investing in the development of its existing and new programs and marketing activities to maintain and increase its royalty revenues.

During 2018, Lingo Media recorded revenues of $1,940,182 as compared to $2,776,768 in 2017, a decrease of 30%. Net loss was $104,156 as compared to $6,261,382 in 2017 resulting in a $0.00 loss per share as compared to $0.18 loss per share in 2017.

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF) Management Discussion & Analysis

Selling, General and Administrative

Selling, general and administrative expenses were $1,200,766 compared to $1,368,153 in 2017. Selling, general and administrative expenses for the three segments are segregated below.

(i)	Print-Based English Language Learning

Selling, general and administrative cost for print-based publishing decreased from $97,404 in 2017 to $64,580 in 2018 due to the increase in government grants and general admin expense recovery. The following is a breakdown of selling, general and administrative costs directly related to print-based English language learning:

For the Year Ended December 31	2018	2017
Sales, marketing & administration	$72,154	$38,022
General admin expense recovery	(82,464)	(9,673)
Consulting fees & salaries	246,783	167,708
Travel	48,465	37,951
Premises	11,577	83,550
Professional fees	10,878	12,259
Less: Grants	(242,813)	(232,413)
	$64,580	$97,404

(ii)	Online English Language Learning

Selling, general and administrative costs related to online English language learning was $348,436 for the year compared to $455,915 in 2017. Selling, general and administrative costs for this operating unit decreased in 2018 as compared to 2017, which is the result of managing expenses.

For the Year Ended December 31	2018	2017
Sales, marketing & administration	$120,629	$189,698
Consulting fees & salaries	146,202	165,940
Travel	18,593	36,759
Premises	48,000	48,000
Professional fees	15,012	15,518
	$348,436	$455,915

(iii)	Head Office

Selling, general and administrative costs related to head office was $787,750 for the year compared to $814,834 in 2017. Selling, general and administrative costs for this reporting unit decreased in 2018 as compared to 2017, which is the result of decrease on expenditures related to shares holder services and professional fees.

For the Year Ended December 31	2018	2017
Sales, marketing & administration	$117,538	$57,230
Consulting fees & salaries	481,574	354,112
Travel	9,322	11,861
Shareholder services	76,240	137,517
Professional fees	103,076	254,114
	$787,750	$814,834
Total Selling and Administrative Expenses	$1,200,766	$1,368,153

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF) Management Discussion & Analysis

Net Income (Loss)

Total comprehensive loss for the Company was $71,954 for the year ended December 31, 2018 as compared to total comprehensive loss $6,262,793 in 2017. Total comprehensive loss can be attributed to the two operating segments and head office as a reporting segement as shown below:

Online ELL	2018	2017
Revenue	$253,668	$1,088,197
Expenses:
Direct costs	180,832	134,695
General & administrative	348,436	455,915
Bad debt expense	(293,379)	732,254
Amortization of property & equipment	1,605	894
Amortization of development costs	-	1,051,928
Development costs	481,992	2,692,009
Loss on acquisition	-	80,818
Impairment loss - goodwill	-	139,618
Impairment – intangible assets	-	1,948,081
Income taxes and other taxes	9,313	180
	728,799	7,236,392
Segmented Profit /(Loss) - Online ELL	(475,131)	(6,148,195)
Print-Based ELL
Revenue	1,686,514	1,688,571
Expenses:
Direct costs	90,188	90,923
General & administrative	64,580	97,404
Amortization of property & equipment	15,859	4,619
Income taxes and other taxes	180,221	177,842
	350,848	370,788
Segmented Profit – Print-Based ELL	1,335,666	1,317,783

Head Office
Expenses:
General & administrative	787,750	814,834
Amortization of property & equipment	905	1,131
	788,655	815,965
Total Segmented Profit (Loss)	$71,880	$(5,646,377)

Other
Foreign exchange	38,351	(189,783)
Interest and other financial expenses	(51,898)	(53,709)
Share-based payment	(162,489)	(371,513)
Other comprehensive income	32,202	(1,410)
	(143,834)	(616,415)
Total Comprehensive Loss	$(71,954)	$(6,262,792)

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF) Management Discussion & Analysis

Foreign Exchange

The Company recorded foreign exchange gain of $38,351 as compared to foreign exchange loss of $189,783 in 2017, relating to the Company's currency risk through its activities denominated in foreign currencies as the Company is exposed to foreign exchange risk as a significant portion of its revenue and expenses are denominated in Chinese Renminbi and US Dollars.

Share-Based Payments

The Company amortizes share-based payments with a corresponding increase to the contributed surplus account. During the year, the Company recorded an expense of $162,489 compared to $371,513 in 2017.

Net Loss for the Year

The Company reported a net loss of $104,156 for the year as compared to $6,261,382 in 2017. The loss per share is $0.00.

Total Comprehensive Loss

The total comprehensive income is calculated after the application of exchange differences on translating foreign operations gain / (loss). The Company reported a total comprehensive loss of $71,954 for the year ended December 31, 2018, as compared to a comprehensive loss of $6,262,792 in 2017.

Summary of Quarterly Results

	Q1 – 18	Q2 – 18	Q3 – 18	Q4 – 18
Revenue	$80,335	$960,159	$186,518	$713,170
Income / (Loss) Before Taxes and Other Comprehensive Income	(536,836)	613,867	(145,813)	167,707
Total Comprehensive Income / (Loss)	(544,311)	478,062	(160,765)	155,060
Income / (Loss) per Share (Basic)	$(0.02)	$0.00	$(0.00)	$0.00
	Q1 – 17	Q2 – 17	Q3 – 17	Q4 – 17
Revenue	$597,977	$1,068,915	$354,914	$754,962
Income / (Loss) Before Taxes and Other Comprehensive Income	9,864	43,122	(473,026)	(5,663,320)
Total Comprehensive Income / (Loss)	3,727	42,392	(475,632)	(5,833,279)
Income / (Loss) per Share (Basic)	$0.00	$0.00	$(0.013)	$(0.18)

Lingo Learning earns royalty revenues from its key customer, People’s Education Press and People’s Education & Audio Visual Press (collectively “PEP”), who are China’s State Ministry of Education’s publishing arm, on the following basis:

Lingo Learning earns significantly higher royalties from Licensing Sales compared to Finished Product Sales. People’s Education Press provides Lingo Learning with sales reconciliations on a semi-annual basis. People’s Education & Audio Visual Press provides Lingo Learning with sales reconciliations on a quarterly. Revenue from royalty and licensing sales is recognized based on confirmation of finished products produced by the Company’s co-publishing partners and when collectability is reasonably assured. Royalty revenue from audiovisual products is recognized based on the confirmation of sales by its co-publishing partners, and when collectability is reasonably assured. Royalty revenues are not subject to right of return or product warranties. This revenue recognition policy causes an impact of higher revenues in the second and the fourth quarter of the year and lower revenues in the first and the third quarter.

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF) Management Discussion & Analysis

Fourth Quarter 2018

In the fourth quarter, the Company earned revenue of $713,170 in 2018 as compared to $754,962 same period in 2017, a decrease of 5% due to foreign exchange fluctuations. In Q4, the Company records royalty revenues as discussed above. The Company recorded a total comprehensive income of $155,060 in the fourth quarter as compared to a loss of $5,833,279 in the same period of 2017. The improvement in profitability was primarily a significant loss in Q4 2017 due to an impairment loss of intangible assets.

Liquidity and Capital Resources

As at December 31, 2018, the Company had cash of $233,843 compared to $327,434 in 2017. Accounts and grants receivable of $913,458 were outstanding at the end of the year compared to $970,467 in 2017. With 89% of the receivables from PEP and the balance due from ELL Technologies’ customers, the Company does not anticipate an effect on its liquidity. Total current assets amounted to $1,248,840 (2017 - $1,503,383) with current liabilities of $743,410 (2017 - $980,318) resulting in working capital of $505,430 (2017 - $523,065).

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

Lingo Media has access to working capital through equity financings or debt financings, if and as required to finance its growth plans. The Company has been successful in raising sufficient working capital in the past.

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance sheet finance arrangements.

Contractual Obligations

Future minimum lease payments under operating leases for premises and equipment are as follows:

2019	225,471
2020	219,036
2021	38,306

Transactions with Related Parties

The Company’s key management includes Michael Kraft, Chairman, Gali Bar-Ziv, President & CEO, Khurram Qureshi, CFO in addition to the Board of Directors.

The Company had the following transactions with related parties, made in the normal course of operations, and accounted for at an amount of consideration established and agreed to by the Company and related parties.

The Company charged $165,726 (2017 - $52,001, 2016 - $33,020) to three corporations with directors in common for rent, administration, office charges and telecommunications.

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF) Management Discussion & Analysis

Key management compensation was $360,672 (2017 – $360,023, 2016 – $480,577) and is reflected as consulting fees and commissions paid to corporations owned by officers of the Company, of which, $17,065 (2017 - $3,121, 2016 - $nil) is unpaid and included in accounts payable and accrued liabilities. Options granted to key management was $ nil ($2017 - $508,000, 2016 - $nil).

At the year end, the Company had fully repaid unsecured loans bearing interest at 12% per annum due to related parties of the Company (2017 - $150,000, 2016 - $50,000). Throughtout the year, $420,000 was advanced to the company and $720,000 was repaid to related parties. Interest expense related to the loans is $42,133 (2017 - $4,586, 2016 - $351). Options granted to related paries during the year have a fair value of $25,988 (2017 - $ nil, 2016 - $ nil).

Additional Disclosure

PROPERTY AND EQUIPMENT

	Computer and office equipment	Leasehold Improvements	Total
Cost, January 1, 2017	$80,713	$-	$80,713
Additions	9,923	-	9,923
Effect of foreign exchange	(849)	-	(849)
Cost, December 31, 2017	$89,787	$-	$89,787
Additions	7,839	33,180	41,019
Effect of foreign exchange	249	-	249
Cost, December 31, 2018	$97,875	$33,180	$131,055
Accumulated depreciation, January 1, 2017	$53,225	$-	$53,225
Charge for the year	6,644	-	6,644
Effect of foreign exchange	(771)	-	(771)
Accumulated depreciation, December 31, 2017	$59,098	$-	$59,098
Charge for the year	6,756	11,613	18,369
Effect of foreign exchange	424	-	424
Accumulated depreciation, December 31, 2018	$66,278	$11,613	$77,891
Net book value, December 31, 2017	$30,689	$-	$30,689
Net book value, December 31, 2018	$31,597	$21,567	$53,164

Disclosure of Outstanding Share Data

As of April 30, 2019, the followings are outstanding:

Common Shares	–	35,529,192
Warrants	–	Nil
Stock Options	–	6,804,000

Approval

The Directors of Lingo Media have approved the disclosure contained in this MD&A.

Additional Information

Additional information relating to the Company can be found on SEDAR at www.sedar.com.

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF) Management Discussion & Analysis

