Form 20-F
period 2019-12-31
LINGO MEDIA CORP
filed 2020-06-15
CIK 1177167

 UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Annual Report

FORM 20-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐   SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

        For the transition period from __________ to __________

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

Yes ☐ No ☒

If this report is an annual transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☐ No ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐ Accelerated Filer ☐	Non-accelerated filer ☒ Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board ☒  Other ☐

If “Other” has been checked in response to the previous question mark, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

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

SEE ITEM 6

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Lingo Media Corporation (“Lingo Media” or the “Company”) is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of Ontario whose shares are listed on the TSX Venture Exchange and inter-listed on the OTC Marketplace. The consolidated financial statements of the Company as at and for the year ended December 31, 2019 comprise the Company and its wholly owned subsidiaries: Lingo Learning Inc., ELL Technologies Ltd., Lingo Group Limited, ELL Technologies Limited, Vizualize Technologies Corporation, Speak2Me Inc., and Parlo Corporation (the “Group”).

Lingo Media is an EdTech company that is ‘Changing the way the world learns languages’. The Group provides online and print-based solutions through its two distinct business units: ELL Technologies Ltd. (“ELL Technologies”) and Lingo Learning Inc. (“Lingo Learning”). ELL Technologies provides online training and assessment for language learning. Lingo Learning is a print-based publisher of English language learning school programs in China.

The head office, principal address and registered office of the Company is located at 151 Bloor Street West, Suite 703, Toronto, Ontario, Canada, M5S 1S4.

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

The following data for the fiscal years ended December 31, 2019, 2018, 2017, 2016, and 2015 is derived from our consolidated financial statements prepared in accordance with IFRS as issued by the IASB and all are expressed in Canadian Dollars.

	Fiscal Year Ended December 31
	2019	2018	2017	2016	2015
Revenue	$1,956,222	$1,940,182	$2,776,768	$3,195,221	$4,925,735
Profit/(Loss) from Operations	440,188	98,925	(5,839,868)	434,319	2,601,824
Total Comprehensive Profit/(Loss)	113,817	(71,954)	(6,262,792)	124,420	2,374,699
Total Assets	1,951,990	1,302,004	1,534,072	7,176,192	5,232,951
Current Assets	1,402,594	1,248,840	1,503,383	3,709,077	2,858,710
Issued Share Capital	35,529,192	35,529,192	35,529,192	35,529,192	29,518,343
Weighted Average Number of Common Shares Outstanding	35,529,192	35,529,192	35,529,192	33,987,383	26,288,889
Total Equity	766,276	558,594	553,754	6,445,033	4,046,784
Dividends per Common Share	NIL	NIL	NIL	NIL	NIL
Earnings/(Loss) per Share
Basic	$0.00	$(0.00)	$(0.18)	$0.00	$0.10
Diluted	$0.00	$(0.00)	$(0.18)	$0.00	$0.09

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

Table No. 4

U.S. Dollar/Canadian Dollar

	Average	High	Low	Close
March - 2020	1.3071	1.4501	1.3326	1.4118
February - 2020	1.3903	1.3340	1.3220	1.3411
January – 2020	1.3071	1.3212	1.2965	1.3222
December -2019	1.3178	1.3307	1.3062	1.2962
November -2019	1.3232	1.3304	1.3119	1.3279
October -2019	1.3190	1.3338	1.3056	1.3138
September -2019	1.3242	1.3340	1.3119	1.3242
August - 2019	1.3264	1.3329	1.3197	1.3320
July - 2019	1.3095	1.3171	1.3029	1.3142
June -2019	1.3304	1.3523	1.3093	1.3092
May - 2019	1.3451	1.3524	1.3390	1.3522
April -2019	1.3379	1.3494	1.3314	1.3429

Fiscal Yr Ended December 31, 2019	1.3266	1.3638	1.2965	1.2962
Fiscal Yr Ended December 31, 2018	1.2961	1.3642	1.2552	1.3644
Fiscal Yr Ended December 31, 2017	1.2986	1.3743	1.2128	1.2545
Fiscal Yr Ended December 31, 2016	1.3219	1.4691	1.2458	1.3433
Fiscal Yr Ended December 31, 2015	1.1048	1.1643	1.0614	1.1601

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

A 10% strengthening of the US Dollar against the Canadian Dollar would have increased the net equity by approximately $79,527 (2018 - $63,030) due to reduction in the value of net liability balance. A 10% weakening of the US Dollar against the Canadian Dollar at December 31, 2019 would have had the equal but opposite effect. The significant financial instruments of the Company, their carrying values and the exposure to other denominated monetary assets and liabilities, as of December 31, 2019 are as follows:

	2019	2018
	USD	USD
Cash	61,075	14,741
Accounts receivable	613,127	660,704
Accounts payable	61,885	189,586
Accrued liabilities	-	23,882

Liquidity Risk

The Company manages its liquidity risk by preparing and monitoring forecasts of cash expenditures to ensure that it will have sufficient liquidity to meet liabilities when due. The Company’s accounts payable and accrued liabilities generally have maturities of less than 90 days. At December 31, 2019, the Company had cash of $442,489 (2018 - $233,843), accounts and grants receivable of $838,502 (2018 - $913,458) to settle current liabilities of $686,068 (2018 - $743,410).

Credit Risk

Credit risk refers to the risk that one party to a financial instrument will cause a financial loss for the counterparty by failing to discharge an obligation. The Company is primarily exposed to credit risk through accounts receivable. The maximum credit risk exposure is limited to the reported amounts of these financial assets. Credit risk is managed by ongoing review of the amount and aging of accounts receivable balances. As at December 31, 2019, the Company has outstanding receivables of $838,502 (2018 - $913,458). The Company reviews the components of these accounts on a regular basis to evaluate and monitor this risk. The Company’s customers are generally financially established organizations, which limits the credit risk relating to the customers. In addition, credit reviews by the Company take into account the counterparty’s financial position, past experience and other factors. As at December 31, 2019, approximately 68%, $133,740 (2018–86%, $148,500) of accounts receivable balances over 30 days were not impaired. The consolidated entity has a credit risk exposure with a company located in China, which as at December 31, 2019 owed the consolidated entity $740,494 (89% of trade receivables) (2018: $812,978 (89% of trade receivables)). This balance was within its terms of trade and no impairment was made as at December 31, 2019. The Company’s payment terms range from 30 days to 60 days from the invoice date. There are no guarantees of payment of this receivable but management closely monitors the receivable balance on a monthly basis and is in regular contact with this customer to mitigate risk. Management believes that the expected credit loss allowance is adequate.  The Company deposits its cash with high credit quality financial institutions, with the majority deposited within Canadian Tier 1 Banks.

Dependence on Major Customer

The Company had sales to a major customer in 2019 and 2018, a government agency of the People’s Republic of China. The total percentage of sales to this customer during the year was 86% (2018 – 80%, 2017 – 59%) and the total percentage of accounts receivable at December 31, 2019 was 91% (2018 – 89%, 2017 – 84%).

Market Trends and Business Uncertainties

Lingo Media believes that the global market trends in English language learning are strong and will continue to grow. Developing countries around the world, specifically in Latin America and Asia are expanding their mandates for the teaching of English amongst students, young professionals and adults.

The British Council suggests that there are 1.6 Billion people learning English globally. English language learning products and services are currently a US$8.9 Billion global market notes Orbit Research.

GlobalEnglish forecasts the global eLearning market to grow to 17% year over year. Markets and Markets forecasts the global EdTech market to grow from US$43.27 Billion in 2015 to US$93.76 Billion to 2020, or at a CAGR or 16.72%.

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

Working Capital

The Company expects that corporate growth will be funded from operation funds with some support from Canadian Government. Ensuring that capital is available to increase production; sales and marketing capacity; and to provide support materials and training in the market place and to expand is essential to success.

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

The outbreak of COVID-19 has had and may continue to have an adverse effect on our business, results of operations and financial condition.

Since December 2019, a novel strain of coronavirus (2019-nCov, referred to as COVID-19) has spread throughout the world. On March 11, 2020, COVID-19 was categorized as a pandemic by the World Health Organization. The COVID-19 pandemic has resulted in numerous deaths and the imposition of local, municipal and national governmental “shelter-in-place” and other quarantine measures, border closures and other travel restrictions, causing unprecedented commercial disruption in a number of jurisdictions, including Canada. Many countries around the world, including Canada, are suffering significant economic and social crises as a result of the ongoing COVID-19 pandemic and measures taken to contain or mitigate it, which have had dramatic adverse consequences on demand, operations, supply chains and financial markets. While the nature and scope of the consequences to date are difficult to evaluate precisely, and their future course is impossible to predict with confidence, these events may continue for a sustained period of time.

As of the date hereof, the Canadian Government has adopted certain measures intended to help mitigate the spread of COVID-19 in Canada. However, we cannot predict the range of future policies that may be enacted by the Canadian Government, or any other government, or the impact these policies will have on our business and operations. Despite these precautions, the COVID-19 pandemic, or any future pandemic or epidemic, has and may further impact the places where we operate or our workforce. In turn, this could significantly disrupt our operations and cause health restrictions to our workforce and, therefore, impact the operation of our facilities, including our platforms, refineries and terminals, among others. These conditions could adversely affect our business, results of operations and financial condition.

If the impact of the COVID-19 pandemic continues for an extended period of time, it could adversely affect our ability to operate our business in the manner and on the timelines previously planned. Further, it could have accounting consequences, such as decreases in our revenues and inventories, foreign exchange losses, impairments of fixed assets, and affect our ability to operate effective internal control over financial reporting.

The extent to which COVID-19 or other health pandemics or epidemics may continue to impact Canada, the Canadian economy and the global economy and, in turn, our business, results of operations and financial condition is highly uncertain and will depend on numerous evolving factors that we cannot predict, including, but not limited to:

●	the duration, scope, and severity of the COVID-19 pandemic;

●	the impact of travel bans, work-from-home policies, or shelter-in-place orders;

●	staffing shortages;

●	general economic, financial, and industry conditions, particularly conditions relating to liquidity, financial performance, which may be amplified by the effects of COVID-19; and

●

the long-term effects of COVID-19 on the national and global economy, including on consumer confidence and spending, financial markets and availability of credit for us, our suppliers and our customers.

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

The Company's common shares trade on the TSX Venture Exchange under the symbol "LM", are quoted on the Frankfurt Stock Exchange under the symbol “LIMA”, and inter-listed on the OTC Marketplace under the symbol “LMDCF”. OTC Markets halted trading in the Company’s shares on August 29, 2017 because of a regulatory trading halt placed by the TSX Venture Exchange. While the TSX Venture Exchange has released its regulatory halt of trading, the trading halt on OTC Markets has not yet been lifted, although limited trading continues.

4.B.      BUSINESS OVERVIEW

Background

Lingo Media (“Lingo Media,” the “Company,” “we” or” us”) is an EdTech company that is ‘Changing the way the world learns Languages’ through the combination of education with technology. The Company is focused on online and print-based technologies and solutions through its two subsidiaries: Lingo Learning Inc. (Lingo Learning”) and ELL Technologies Ltd. (“ELL Technologies”). Through its two distinct business units, Lingo Media develops, markets and supports a suite of English and other language learning solutions consisting of web-based software licensing subscriptions, online and professional services, audio practice tools and multi-platform applications. The Company operates its textbook publishing business from which it collects recurring royalty revenues.

Lingo Learning is a print-based publisher of English language learning textbook programs in China. The Company has formed successful relationships with key government and industry organizations, establishing a strong presence in China’s education market.

ELL Technologies is an online educational technology (“EdTech”)  language learning training and assessment company that creates innovative software-as-a-service e-learning solutions. ELL Technologies’ market consists of educational institutions (such as schools, high schools, vocational schools, universities, etc.) and corporations. ELL Technologies sells and markets its online language learning solutions in Latin America, Asia, Europe, and the U.S.

The Company continues to invest in its underlying technology, including features and scalability, as well as, language content and leverage its industry expertise to expand into more scalable education technology. Recent product initiatives have allowed us to expand the breadth of our language learning product offerings. The Company’s web-based EdTech learning segment continues to present a significant opportunity for long-term value creation and its  strategy is to focus on sales channels and relationships while continuously developing its content and technology offerings.

As of December 31, 2019, the Company operated two distinct business segments as follows:

Print-Based English Language Learning

The Company has been operating a textbook publishing business through Lingo Learning, a print-based publisher of English language learning programs in China since 2001. Lingo Learning has an established presence in China’s education market of over 300 million students. To date, it has co-published more than 708 million units from its library of program titles.

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

Online English Language Learning

ELL Technologies has developed and is marketing one of the largest libraries of online language learning resources in the world. The library has more than 3,000 hours of interactive learning through a number of product offerings that include Winnie’s World, English Academy, Campus, English for Success, Master and Business in addition courses to learn French, Spanish, Portuguese, and Mandarin languages. ELL Technologies is primarily marketed in Latin America, Asia, Europe, and now the U.S. through a network of distributors and earns its revenues from online and offline licensing fees from its suite of web-based language learning products and applications.

All products have been designed with our proprietary tools enabling ELL Technologies to market and sell to academic institutions and governments. Educators who license the platform are able to easily assign and arrange lessons and courses as they see fit, personalizing the learning to a particular individual’s needs and progress.

Formative assessments and data gathering functionality allows us to adapt and improve content. Based on that data, we are able to adapt the platform and content to address specific problem areas and to make learning more accessible, efficient and measurable. Built for learners, by seasoned educators, we empower teachers to track student’ s progress, identify challenges, and to easily transition from pure classroom paper-based teaching to the online world.

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

2019	Online English Language Learning	Print-Based English Language Learning	Head Office	Total
Segmented assets	$136,648	$1,739,269	$75,973	$1,951,990
Segmented liabilities	286,109	675,856	223,749	1,185,714
Segmented revenue - online	259,172	-	-	259,172
Segmented revenue – royalty	22,846	1,674,204		1,697,050
Segmented direct costs	124,471	87,836	-	212,307
Segmented selling, general & administrative	224,320	247,673	525,166	997,159
Segmented other expense	116,212	279,056	723	395,991
Segmented profit (loss)	(182,985)	1,059,639	(525,889)	350,765

2018	Online English Language Learning	Print-Based English Language Learning	Head Office	Total
Segmented assets	$141,238	$1,087,463	$73,303	$1,302,004
Segmented liabilities	348,214	160,750	234,446	743,410
Segmented revenue - online	206,955	-	-	206,955
Segmented revenue – offline	8,012	-		8,012
Segmented revenue – royalty	38,701	1,686,514		1,725,215
Segmented direct costs	180,832	90,188	-	271,020
Segmented selling, general & administrative	348,436	64,580	787,750	1,200,766
Segmented other expense	10,918	196,079	905	207,902
Segmented profit (loss)	(475,131)	1,335,666	(788,655)	71,879

2017	Online English Language Learning	Print-Based English Language Learning	Head Office	Total
Segmented assets	$189,200	$1,257,239	$87,633	$1,534,072
Segmented liabilities	228,418	164,294	587,606	980,318
Segmented revenue	1,088,197	1,688,571	-	2,776,768
Segmented direct costs	134,695	90,923	-	225,618
Segmented selling, general & administrative	455,915	97,404	814,834	1,368,153
Segmented intangible amortization	1,051,928	-	-	1,051,928
Segmented other expense	1,074	182,461	1,131	184,666
Segmented impairment	2,087,700	-	-	2,087,700
Segmented profit (loss)	(6,148,195)	1,317,783	(815,965)	(5,646,377)

2016	Online English Language Learning	Print-Based English Language Learning	Head Office	Total
Segmented assets	$4,521,560	$1,675,740	$978,892	$7,176,192
Segmented liabilities	206,784	198,315	326,059	731,158
Segmented revenue	1,456,421	1,738,800	-	3,195,221
Segmented direct costs	167,597	217,787	-	385,384
Segmented selling, general & administrative	168,161	295,549	901,025	1,364,735
Segmented intangible amortization	1,003,485	-	-	1,003,485
Segmented other expense	806	192,658	1,539	195,003
Segmented profit	116,372	1,032,806	(902,564)	246,614
Segmented intangible addition	1,798,687	-	-	1,798,687

2015	Online English Language Learning	Print-Based English Language Learning	Head Office	Total
Segmented assets	$3,503,171	$1,306,848	$422,932	$5,232,951
Segmented liabilities	158,399	96,536	931,232	1,186,167
Segmented revenue	2,954,614	1,971,121	-	4,925,735
Segmented direct costs	276,049	106,822	-	382,871
Segmented selling, general & administrative	273,078	68,248	718,377	1,059,703
Segmented intangible amortization	721,720	-	-	721,720
Segmented other expense	2,187	315,161	1,520	318,868
Segmented profit	1,681,580	1,480,891	(719,897)	2,442,574
Segmented intangible addition	2,071,440	-	-	2,071,440

Other Financial Items	2019	2018	2017	2016	2015
Print-Based English Language Learning segmented income	$1,059,639	$1,335,666	$1,317,783	$1,032,806	$1,480,891
Online English Language Learning segmented income (loss)	(182,985)	(475,131)	(6,148,195)	116,372	1,681,580
Head Office	(525,889)	(788,655)	(815,965)	(902,564)	(719,897)
Foreign exchange gain (loss)	(10,584)	38,351	(189,783)	(146,599)	399,314
Interest and other financial	(83,750)	(51,898)	(53,709)	(35,768)	(158,792)
Share-based payments	(93,865)	(162,489)	(371,513)	-	(151,038)
Other comprehensive loss	(48,749)	32,202	(1,410)	60,173	(157,358)
Total Comprehensive Income /(Loss)	$113,817	$(71,954)	$(6,262,792)	$124,420	$2,374,699

Revenue by Geographic Region

	2019	2018	2017	2016	2015
Latin America	$214,381	$187,008	$997,661	$821,762	$2,660,535
China	1,684,872	1,702,249	1,712,079	2,252,170	2,069,253
Other	56,969	50,925	67,028	121,289	195,947
	$1,956,222	$1,940,182	$2,776,768	$3,195,221	$4,925,735

Identifiable Non-Current Assets by Geographic Region

	2019	2018	2017	2016	2015
Canada	$548,829	$52,131	$29,804	$3,467,115	$2,374,241
China	567	1,033	885	-	-
	$549,396	$53,164	$30,689	$3,467,115	$2,374,241

Intangibles	Software and Web Development	Content Platform	Content Development	Total
Cost, January 1, 2015	7,781,611	1,477,112	-	9,258,723
Additions	782,945	-	1,288,495	2,071,440
Effect of foreign exchange	66,450	-	-	66,450
Cost, December 31, 2015	8,631,006	1,477,112	1,288,495	11,396,613
Additions	613,162	-	1,185,525	1,798,687
Effect of foreign exchange	(5,081)	-	-	(5,081)
Cost, December 31, 2016	9,239,088	1,477,112	2,474,020	13,190,219
Cost, December 31, 2018 and 2019	$9,239,088	$1,477,112	$2,474,020	$13,190,219
Accumulated amortization, January 1, 2015	7,053,835	1,357,290	-	8,411,125
Charge for the year	$510,366	$119,822	$91,532	$721,720
Effect of foreign exchange	58,024	-	-	58,024
Accumulated amortization, December 31, 2015	7,622,225	1,477,112	91,532	9,190,869
Charge for the year	611,865	-	391,620	1,003,485
Effect of foreign exchange	(4,144)	-	-	(4,144)
Accumulated amortization, December 31, 2016	8,229,946	1,477,112	483,152	10,190,210
Charge for the year	557,124	-	494,804	1,051,928
Impairment	452,018	-	1,496,064	1,948,082
Accumulated amortization, December 31, 2018 and 2019	$9,239,088	$1,477,112	$2,474,020	$13,190,219

Net book value, December 31, 2015	$1,008,781	$-	$1,196,963	$2,205,744
Net book value, December 31, 2016	$1,009,142	$-	$1,990,867	$3,000,009
Net book value, December 31, 2018 and 2019	$-	$-	$-	$-

4.C.      Organization Structure

See 4.A. “History and Development of the Company” for more information.

Name of subsidiary	Principal activity	Place of incorporation and operation	Proportion of ownership interest and voting rights held
			December 31, 2018	December 31, 2017	December 31, 2016
Lingo Learning Inc.	Developer and publisher of English language learning print and audio-based products	Canada	100%	100%	100%
ELL Technologies Ltd.	English language learning multi-media & online training service	Canada	100%	100%	100%
ELL Technologies Limited	English language learning multi-media & online training service	U.K.	100%	100%	100%
Speak2Me Inc.	Free English language learning online service	Canada	100%	100%	100%
Parlo Corporation	Fee-based online English language learning training and assessment service	Canada	100%	100%	100%

4.D.      Property and Equipment

The Company’s executive offices are located in rented premises of approximately 4,270 sq. ft. at 151 Bloor Street West, Suite 703, Toronto, Ontario, M5S 1S4 Canada. The Company began occupying these facilities, through its subsidiary Lingo Learning Inc. in March 2006.

The Company’s Beijing representative offices are located in rented premises of approximately 2,174 sq. ft. at 6 Chao Wai Street, Vantone Center, Tower A, Suite 401, Chaoyang District, Beijing, China 100020

The Company has office equipment, furniture and computer equipment located in these offices and for the fiscal years ended December 31, 2019, 2018, 2017, 2016, and 2015, they have a net carrying value of $35,215, $53,164, $30,689, $27,488, and $28,879, respectively.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended December 31, 2019, December 31, 2018, and December 31, 2017 should be read in conjunction with the consolidated financial statements of the Company and the notes thereon.

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

Basis of Measurement

These consolidated financial statements have been prepared on the historical cost basis except as provided in note 4. The comparative figures presented in these consolidated financial statements are in accordance with the same accounting policies; except for the adoption of IFRS 16 - Leases.

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

Functional and Presentation Currency

The functional currency is the currency of the primary economic environment in which the entity operates and has been determined for each entity within the Group. These consolidated financial statements are presented in Canadian Dollars, which is the Company’s functional currency. The functional currency of ELL Technologies Limited and Lingo Group Limited are United States Dollars (“USD”). All other subsidiaries’ functional currency is the Canadian Dollar (“CAD”).

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

Information about critical judgements and estimates in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

●	Determination of functional currency
●	Determination of expected credit loss
●	Recognition of internally developed intangibles
●	Recognition of government grants and grant receivable
●	Recognition of deferred tax assets
●	Valuation of share-based payments

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Lease, New Standard Adopted

The Company has adopted IFRS 16 retrospectively from January 1, 2019, but has not restated comparative information, as permitted under the specific transitional provisions in the standard in accordance with the modified retrospective approach for adoption. The reclassifications and the adjustments arising from the new leasing standard are therefore recognized in the opening consolidated balance sheet on January 1, 2019.

Under IFRS 16, a lessee recognizes a right-of-use asset and a lease obligation. The right-of-use asset is treated similarly to other non-financial assets and depreciated accordingly and the liability accrues interest. This will typically produce a front-loaded expense profile (whereas operating leases under IAS 17 would typically have had straight-line expenses) as an assumed linear depreciation of the right-of-use asset and the decreasing interest on the liability will lead to an overall decrease of expense over the reporting period. Upon adoption, the Company has elected to apply the available exemptions for short-term leases and leases of low-value assets. The Company has also elected to apply the practical expedient whereby leases whose term ends within 12 months of the date of the initial application would be accounted for in the same way as short-term leases. The Company has elected to use the practical expedient of excluding initial direct costs from the measurement of the right of use asset cost at the date of initial application. The Company has recognized low-value assets and short-term lease payments as an expense on a straight-line basis over the lease term.

The lease obligation is initially recognized as the present value of future lease payments discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s applicable incremental borrowing rate. Lease payments do not include variable lease payments other than those that depend on an index or rate. The incremental borrowing rate is the rate which the Company would have to pay to borrow, over a similar term and with a similar security, the funds necessary to obtain an asset of similar value to the right-of-use asset.

The Company has included the estimated extension of their lease in the lease term in assessing the present value of future lease payments. The lease obligation is subsequently measured by reducing the carrying amount to reflect lease payments made and to reflect any reassessments or modifications.

The right-of-use asset is initially measured at cost, which comprises the amount of the initial measurement of the lease liability adjusted for lease inducements. The right-of-use asset is subsequently measured at cost less accumulated depreciation and any accumulated impairment losses and adjusted for any remeasurement of the lease obligation. Right-of use assets are depreciated in accordance with the Company’s accounting policy for property and equipment.

On transition to IFRS 16, the Company recognized a right of use asset and lease obligation of $644,121. The recognition of the right of use asset is considered non-cash items within the statement of cash flows.

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

License of intellectual property

Royalty revenues primarily consist of revenues received from the license of intellectual property for print-based and audio-visual learning products. Royalty revenues are recognized based on the confirmation of sales by the Company’s co-publishing partners, and when the underlying sale occurs. Training and support services provided for royalty contracts are delivered in advance of the underlying sale occurring, and, as such, royalty revenue is recognized when the underlying sale occurs, being the later of the satisfaction of the performance obligation and the underlying sale. Royalty revenues are not subject to right of return or product warranties. Royalty revenues are earned by Print-Based English Language Learning segment and relate to long-term contracts.

Online-based licenses

Online-based licensing revenue is generated from contracts with customers. The Company provides the right to access to hosted software over a contract term without the customer taking possession of the software. Revenue recognition commences on the date an executed contract exists and the customer has the right to access to the hosted software. Online based licensing revenues are generated by online language learning segment and relate to short-term contracts.

Offline licenses

Offline licensing revenue is generated from contracts with customers. Offline licenses provide the right to use perpetual language-learning software and is recognized at the point in time when the software is made available to the customer. When providing offline licenses, the customer can direct the use of, and obtain substantially all of the remaining benefits from, the license at the point in time at which the license is made available to the customer and the right to use the software has commenced. Offline license revenues are generated by online language learning segment and relate to short-term contracts.

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

Software and web development costs

The Company capitalizes all costs related to the development of its fee-based language learning products and services when the feasibility and profitability of the project can be reasonably considered certain. Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized if the product or process is technically and commercially feasible and the Group has sufficient resources to complete development. The expenditure capitalized includes the cost of material, and direct labor. Other development expenditure is recognized in the statement of comprehensive income (loss) as an expense as incurred.

Content development costs

The Company capitalizes all costs related to content development of its fee-based language learning products and services when the feasibility and profitability of the project can be reasonably considered certain. Expenditure on content development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized if the product or process is technically and commercially feasible and the Group has sufficient resources to complete development. The expenditure capitalized includes the cost of material, and direct labor. Other development expenditure is recognized in the statement of comprehensive income (loss) as an expense as incurred.

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

All other financial assets are classified and measured at fair value through profit or loss (“FVPL”) unless the Company makes an irrevocable election on initial recognition to present gains and losses on equity instruments (that are not held-for-trading or contingent consideration recognized in a business combination) in other comprehensive income (“OCI”).

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

The Company is required to use an “expected credit loss” (“ECL”) model to recognize an allowance. Impairment is measured using a 12-month ECL method unless the credit risk on a financial instrument has increased significantly since initial recognition in which case the lifetime ECL method is adopted.

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

Operating Results

Financial information for the year ended December 31, 2019, 2018, 2017, and 2016 was prepared in accordance with IFRS as issued by the IASB.

Fiscal Year Ended December 31, 2019 vs. Fiscal Year Ended December 31, 2018

Revenues from Print-Based English language learning for the period were $1,674,204 compared to $1,686,514 in 2018 as a result of foreign exchange fluctuations in the Chinese RMB and Canadian Dollar vs. the US Dollar. Direct costs associated with publishing revenue are relatively modest and have been consistent throughout the years. The Company continues to maintain its relationship with PEP and is investing in the development of its existing and new programs and marketing activities to maintain and increase its royalty revenues.

During 2019, Lingo Media recorded revenues of $1,956,222 as compared to $1,940,182 in 2018. Net profit was $162,566 as compared to net loss $104,156 in 2018 resulting in a $0.00 earnings per share as compared to $(0.00) loss per share in 2018.

Selling, General and Administrative Costs

Selling, general and administrative expenses were $997,159 compared to $1,200,766 in 2018. Selling, general and administrative expenses for the two segments are segregated below.

(i) Print-Based English Language Learning

Selling, general and administrative cost for print-based publishing increased from $64,580 in 2018 to $247,673 in 2019 due to the increase in consulting fees & salaries and professional fees. The following is a breakdown of selling, general and administrative costs directly related to print-based English language learning:

For the Year Ended December 31	2019	2018
Sales, marketing & administration	$53,056	$72,154
General admin expense recovery	(83,771)	(82,464)
Consulting fees & salaries	399,044	246,783
Travel	40,402	48,465
Premises	59,665	11,577
Professional fees	14,664	10,878
Less: Grants	(235,387)	(242,813)
	$247,673	$64,580

(ii) Online English Language Learning

Selling, general and administrative costs related to online English language learning was $224,320 for the year compared to $348,436 in 2018. Travel, consulting fees and salaries and professional fees for this business unit decreased in 2019 as compared to 2018.

For the Year Ended December 31	2019	2018
Sales, marketing & administration	$152,803	$120,629
General admin expense recovery	(1,737)	-
Consulting fees & salaries	560	146,202
Travel	11,331	18,593
Premises	48,000	48,000
Professional fees	13,362	15,012
	$224,320	$348,436

(iii) Head Office

Selling, general and administrative costs related to head office was $525,166 for the year compared to $787,750 in 2018. Selling, general and administrative costs for this reporting unit decreased in 2019 as compared to 2018, which is the result of a decrease in expenditures related to professional fees and shareholder services.

For the Year Ended December 31	2019	2018
Sales, marketing & administration	$67,862	$117,538
Consulting fees & salaries	315,810	481,574
Travel	1,248	9,322
Shareholder services	62,465	76,240
Professional fees	77,781	103,076
	$525,166	$787,750
Total Selling and Administrative Expenses	$997,159	$1,200,766

Government Grants

Included as a reduction of selling, general and administrative expenses are government grants of $235,387 (2018 - $242,813), relating to the Company’s publishing and software projects. At the end of the year, $22,276(2018 - $nil) is included in accounts and grants receivable.

One government grant for the print-based English language learning segment is repayable in the event that the segment’s annual net income before tax for the current year and the previous two years exceeds 15% of revenue. During 2019 and 2018, the conditions for the repayment of grants did not arise and no liability was recorded.

One grant, relating to the Company’s “Development of Comprehensive, Interactive Phonetic English Learning Solution” project, is repayable semi-annually at a royalty rate of 2.5% per year’s gross sales derived from this project until 100% of the grant is repaid. No royalty was paid in 2019, 2018 or 2017 as no sales were generated from this project

Segmented Information

Total comprehensive income for the Company was $113,817 for the year ended December 31, 2019 as compared to total comprehensive loss $71,954 in 2018. Total comprehensive income can be attributed to the two operating segments and reduction in head office as a reporting segment as shown below:

Online English Language Learning (“ELL”)	2019	2018
Revenue	$282,018	$253,668
Expenses:
Direct costs	124,471	180,832
General & administrative	224,320	348,436
Bad debt expense	(85,491)	(293,379)
Amortization of property & equipment	1,280	1,605
Development costs	196,609	481,992
Income taxes and other taxes	3,814	9,313
	465,003	728,799
Segmented Loss – Online ELL	(182,985)	(475,131)

Print-Based English Language Learning
Revenue	$1,674,204	$1,686,514
Expenses:
Direct costs	87,836	90,188
General & administrative	247,673	64,580
Amortization of property & equipment	16,201	15,859
Amortization of office lease	83,381	-
Income taxes and other taxes	179,475	180,221
	614,565	350,848
Segmented Profit – Print-Based ELL	1,059,639	1,335,666
Head Office
Expenses:
General & administrative	$525,166	$787,750
Amortization of property & equipment	723	905
	525,889	788,655
Total Segmented Profit	$350,765	$71,880
Other
Foreign exchange	(10,584)	38,351
Interest and other financial expenses	(83,750)	(51,898)
Share-based payment	(93,865)	(162,489)
Other comprehensive income (loss)	(48,749)	32,202
	(236,948)	(143,834)
Total Comprehensive Income (Loss)	$113,817	$(71,954)

Share-Based Payments

The Company amortizes share-based payments with a corresponding increase to the contributed surplus account. During the year, the Company recorded an expense of $93,865 compared to $162,489 in 2018.

Foreign Exchange

The Company recorded foreign exchange loss of $10,584 as compared to foreign exchange gain of $38,351 in 2018, relating to the Company's currency risk through its activities denominated in foreign currencies as the Company is exposed to foreign exchange risk as a significant portion of its revenue and expenses are denominated in Chinese Renminbi and US Dollars.

Income Tax Expense

The Company recorded a tax expense of $183,288 for the year ended December 31, 2019 compared to a tax expense of $189,534 in 2018. This tax is a withholding tax paid on revenues earned in China and repatriated outside of China.

Net Profit (Loss) for the Year

The Company reported a net profit of $162,566 for the year as compared to net loss of $104,156 in 2018. The earnings per share is $0.00.

Fiscal Year Ended December 31, 2018 vs. Fiscal Year Ended December 31, 2017

Revenues from Print-Based English language learning for the period were $1,686,514 compared to $1,688,571 in 2017 as a result of foreign exchange fluctuations in the Chinese RMB and Canadian Dollar vs. the US Dollar. Direct costs associated with publishing revenue are relatively modest and have been consistent throughout the years. The Company continues to maintain its relationship with PEP and is investing in new updated editions of its programs and marketing activities to maintain and ideally to increase its royalty revenues.

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

(i) Print-Based English Language Learning

Selling, general and administrative cost for print-based publishing decreased from $97,404 in 2017 to $64,580 in 2018 due to the increase in government grants and general administrative expense recovery. The following is a breakdown of selling, general and administrative costs directly related to print-based English language learning:

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

iii) Head Office

Selling, general and administrative costs related to head office was $787,750 for the year compared to $814,834 in 2017. Selling, general and administrative costs for this reporting unit decreased in 2018 as compared to 2017, which is the result of decrease on expenditures related to shareholder services and professional fees.

For the Year Ended December 31	2018	2017
Sales, marketing & administration	$117,538	$57,230
Consulting fees & salaries	481,574	354,112
Travel	9,322	11,861
Shareholder services	76,240	137,517
Professional fees	103,076	254,114
	$787,750	$814,834
Total Selling and Administrative Expenses	$1,200,766	$1,368,153

Government Grants

Included as a reduction of selling, general and administrative expenses are government grants of $242,813 (2017 - $232,413), relating to the Company's publishing and software projects. At the end of the year, $nil (2017 - $22,556) is included in accounts and grants receivable.

One government grant for the print-based English language learning segment is repayable in the event that the segment’s annual net income before tax for the current year and the previous two years exceeds 15% of revenue. During 2018 and 2017, the conditions for the repayment of grants did not arise and no liability was recorded.

One grant, relating to the Company’s “Development of Comprehensive, Interactive Phonetic English Learning Solution” project, is repayable semi-annually at a royalty rate of 2.5% per year’s gross sales derived from this project until 100% of the grant is repaid. No royalty was paid in 2018 and 2017 as no sales were generated from this project.

Segmented Information

Total comprehensive loss for the Company was $71,954 for the year ended December 31, 2018 as compared to total comprehensive loss $6,262,793 in 2017. Total comprehensive loss can be attributed to the two operating segments and head office as a reporting segment as shown below:

Online English Language Learning	2018	2017
Revenue	$253,668	$1,088,197
Expenses:
Direct costs	180,832	134,695
General & administrative	348,436	455,915
Bad debt expense	(293,379)	732,254
Amortization of property & equipment	1,605	894
Amortization of development costs	-	1,051,928
Development costs	481,992	2,692,009
Loss on acquisition	-	80,818
Impairment loss - goodwill	-	139,618
Impairment – intangible assets	-	1,948,081
Income taxes and other taxes	9,313	180
	728,799	7,236,392
Segmented Loss - Online ELL	$(475,131)	$(6,148,195)

Print-Based English Language Learning
Revenue	1,686,514	1,688,571
Expenses:
Direct costs	90,188	90,923
Selling, general & administrative	64,580	97,404
Amortization of property & equipment	15,859	4,619
Income taxes and other taxes	180,221	177,842
	350,848	370,788
Segmented Income – Print-Based ELL	1,335,666	1,317,783
Head Office
Expenses:
General & administrative	787,750	814,834
Amortization of property & equipment	905	1,131
	788,655	815,965
Total Segmented Profit (Loss)	$71,880	$(5,646,377)
Other
Foreign exchange	38,351	(189,783)
Interest and other financial expenses	(51,898)	(53,709)
Share-based compensation	(162,489)	(371,513)
Other comprehensive loss	32,202	(1,410)
	(143,834)	(616,415)
Total Comprehensive Income (Loss)	$(71,954)	$(6,262,792)

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

Net Profit for the Year

The Company reported a net loss of $104,156 for the year as compared to $6,261,382 in 2017. The loss per share is $(0.00).

5.B      Liquidity and Capital Resources

Financial information for the years ended December 31, 2019, 2018 and 2017 was prepared in accordance with IFRS as issued by the IASB.

As at December 31, 2019, the Company had cash of $442,489 compared to $233,843 in 2018. Accounts and grants receivable of $838,502 were outstanding at the end of the year compared to $913,458 in 2018. With 91% of the receivables from PEP and the balance due from ELL Technologies’ customers, the Company does not anticipate an effect on its liquidity. Total current assets amounted to $1,402,594 (2018 - $1,248,840) with current liabilities of $686,068 (2018 - $743,410) resulting in working capital balance of $716,526 (2018 - $505,430).

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

Lingo Media has access to working capital through equity or debt financings, if and as required to finance its growth plans. To date, the Company has been successful in raising sufficient working capital in the past.  No assurance can be made that such will be available in the future or, if available, on acceptable terms.

5.C      Research and Development

During the years ended December 31, 2019, 2018 and 2017, the Company spent $Nil on intangibles, under the categories of “software and web development costs” and “content platform”. Respectively, $196,605, $481,489, and $2,692,009 was recorded as development cost.

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

5.F      Tabular disclosure of contractual obligations

The Company has one office facility under lease. The lease term is 5 years from 2016, with an option to renew the lease for another 5 year term after that date.

On adoption of IFRS 16, the Company recognized lease obligations in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17, “Leases”. These obligations were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019. The lessee’s incremental borrowing rate applied to the lease obligations on January 1, 2019 was 8%.

The reconciliation from the operating lease commitment disclosued in the Annual Financial Statements as at December 31, 2018 and the lease obligation as at January 1, 2019 is as follows:

Operating lease commitment as at December 31, 2018	$482,813
Discounted using incremental borrowing rate as at January 1, 2019	$256,280
Recognition exemption of leases with terms less than 1 year	(21,500)
Extension options reasonably certain to be exercised	409,341
Lease obligation as at January 1, 2019	$644,121

For the year ended December 31, 2019, an accretion of $48,239 in carrying amount of lease liability was recorded because of the use of present value factor at initial measurement.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.      Directors and Senior Management

Table No. 6

Directors and Senior Management

December 31, 2019

Name	Position	Age	Date of Election/ Appointment
Michael P. Kraft	Chairman/Director	56	November 1996/December 2018
Khurram Qureshi	CFO/Secretary/Treasurer	57	April 1997/December 2011
Gali Bar-Ziv	President /CEO	48	June 2009//December 2018
Jerry Grafstein	Director	85	September 2010
Tommy Weibing Gong	Director	52	September 2010
Robert Martellacci	Director	58	December 8, 2017

Michael P. Kraft is a Co-Founder, Chairman and a Director of Lingo Media and has been since its inception in 1996.  He is also the President of MPK Inc. a management services and consulting business providing strategic planning, business development and corporate development since 1989. Mr. Kraft is the Chairman of Buckingham Group Limited, a small privately-owned merchant bank that has played a significant role in the capital formation strategy and financing as a principal of various emerging and growth enterprises. He is also a Co-Founder, former Chaiman and Strategic Advisor of WeedMD Inc. and a Director of TruTrace Technologies, Inc., Pioneering Techology Corp., JM Capital II Corp. He is also a Founder, Co-Founder and/or Board Director of several private companies including Cannabio Corporation, Safeguard Biosystems Corporation, MakMera Upstream Inc., REIN Capital Corp. amongst others.

Khurram R. Qureshi was the Chief Financial Officer of the Company from 1997 to July 2009, and was reappointed as such in December 2011.  He received a Bachelor of Administrative Studies from York University in 1987 and received the Chartered Accountant designation in 1990. Mr. Qureshi is also a partner at CQK Chartered Accountants LLP.

Gali Bar-Ziv is the President and Chief Executive Officer of Lingo Media. He brings more than 15 years of management and entrepreneurial experience, including financing, mergers and acquisitions, strategic planning, channel development and corporate development with extensive international experience in Israel, China and Latin America. Mr. Bar-Ziv profitably grew a sale, marketing and distribution start-up to sales growth of more than 700% year over year. He also successfully turned around the largest service division of a $300 million financial services company while at Fairfax Financial. Mr. Bar-Ziv holds a Bachelor of Law (LL.B) degree from the University of London and an MBA in Strategic and Entrepreneurial studies from the Schulich School of Business in Toronto.

The Hon. Jerry S. Grafstein, Q.C., holds degrees from the University of Western Ontario and the University of Toronto and has taught the Bar Admission Course at Osgoode Hall. He serves as counsel emeritus at Minden Gross LLP in Toronto and practices corporate finance and communication law.  Mr. Grafstein devotes most of his business time to technology start-ups in Canada, the U.S. and Latin America. Mr. Grafstein has wide-ranging legal and business experience in all aspects of media. He was a co-founder of a range of media companies, focusing on broadcasting, cable, communications, film production and public enterprises in Canada, the U.S., the U.K., and South America. Mr. Grafstein recently co-founded online news sites from Canada, the U.S., the U.K., Brazil, China, Russia, Africa, Europe and the Mideast. In addition to his media experience, Mr. Grafstein advised several key government ministries, including Transportation, External Affairs, Consumer and Corporate Affairs and Justice. He was appointed to the Senate of Canada in 1984 by then Prime Minister Pierre Elliott Trudeau and served on all Senate Committees, including: Foreign Affairs; Legal and Constitutional Affairs; and (as Chairman) Senate Banking, Trade and Commerce. While in the Senate, He was a long serving Co-Chair of the Canada-United States Inter-Parliamentary Group, and a long serving senior officer of the Organization for Security and Co-Operation in Europe Parliamentary Assembly (OSCE PA). He retired from the Senate on January 1, 2010.

Tommy Weibing Gong holds an Engineering degree from Huazhong University of Science and Technology in China, and IT certifications through his North American education and started his IT career in 1996 in Silicon Valley. He is Founder of Polar Bear Energy Inc., a business in the Cleantech and Greentech sector. Mr. Gong is now a leading commercial property developer in Shanghai. He serves as Chairman of Shanghai Green Town Plaza Real Estate Development Co., Ltd, Shanghai Zhetie Green Town Real Estate Development Co., Ltd, Zysteq North America Corporation, Shanghai Tommy Real Estate Development Co., Ltd, Shanghai Tommy & Jane Property Investment and Management Co., Ltd., and Canada & China Real Estate Management Co., Ltd. He was appointed as Economy Advisor by Shanghai Yangpu District Government in 2010. He is the recipient of “2009: China’s Top 10 Intelligent and Financial Person”; “2010: Person of the Year in Overseas Business”, “2013: China’s Top 10 Outstanding Business Leaders”.

Robert Martellacci is founder and President, MindShare Learning Technology since 2002 and President and Co-Founder, C21 Canada—Canadians for 21st Century Learning & Innovation. He has over 25 years of expertise in the learning and technology field as an administrator at York University & Country Manager, TLC Canada School Division and MLS. Mr. Martellacci served on the President’s Task Force on the College System at York University. His board appointments include: Past Chair, Canadian eLearning Enterprise Alliance and board member York University Institute on Learning Technology. Mr. Martellacci was also appointed to the ICTC Task Force on Driving Change Education and Skills DigitalTalent2020. He was awarded the 2016 Chair’s Global Best Partnership Award for outstanding work nationally and internationally for taking a leadership role in forging strategic partnerships between industry and education. Mr. Martellacci is also founder and CEO of MindShare WorkSpace, a coworking/innovation space on a mission to redefine the future of work and learning. He is a graduate of Pepperdine University with a Master’s degree in Educational Technology.

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

Summary Compensation Table

Non-equity incentive plan compensation
Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)(2)	Annual incentive plans	Long- term incentive plans(3)	Pension Value ($)	All other compensation ($)(1)	Total compensation ($)
Michael P. Kraft Chairman, and Director	2019 2018 2017	72,000 115,500 120,000	Nil Nil Nil	Nil Nil 100,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 23,916 25,854	72,000 139,416 245,854
Gali Bar-Ziv President, Chief Executive Officer	2019 2018 2017	186,000 153,000 150,000	Nil Nil Nil	Nil Nil 100,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 21,308 37,844	186,000 174,308 287,844
Khurram Qureshi Chief Financial Officer	2019 2018 2017	60,000 60,000 60,000	Nil Nil Nil	Nil Nil 50,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	10,000 18,999 Nil	70,000 78,999 110,000

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

The Kraft Consulting Agreement provides for an initial term of twenty-four (24) months to begin on January 1, 2008 and was renewed in September 2009, 2011, 2013, 2015 and 2017. (The Kraft Consulting Agreement and Amendment provide that the Company pay MPK Inc. an aggregate of $38,000 plus applicable HST for the Applicable Period. In consideration of the Consultant agreeing to a reduction of consulting fees from $180,000 to $150,000. A further reduction was taken in 2013, from $150,000 to $38,000. The Company agrees to pay the Consultant a cash bonus in the amount of $100,000 upon completion of a merger or acquisition as approved by the board of directors or if the Company’s market capitalization increases from approximately $3,000,000 to $6,000,000.) Beginning on January 1, 2014, the Kraft Consulting Agreement resumed to $150,000 per year. An amendment was entered into whereby the monthly consulting fees were reduced from $12,500 to $10,000 as of June 1, 2015. In addition to providing an allowance for a health plan, the Kraft Consulting Agreement also provides for an automobile allowance of up to $1,500 per month. A further amendment was entered into whereby the monthly consulting fees were reduced from $10,000 to $6,000 as of December 1, 2018.

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

Khurram Qureshi

The Corporation has entered into a consulting agreement (the “Qureshi Consulting Agreement”) dated as of August 1, 2011 with CQK Chartered Accountants LLP (“CQK”), to provide the services of Khurram Qureshi as Chief Financial Officer of the Corporation. The agreement was renewed and amended agreement with 2240525 Ontario Inc. in August 2018.

The Qureshi Consulting Agreement provided for an initial term of 12 months to begin on August 1, 2011, and automatically renews for subsequent one-year terms unless terminated in accordance with its terms. The Corporation pays to 2240525 Ontario Inc. a base consulting fee of $5,000 per month, plus applicable HST. Mr. Qureshi is eligible for reimbursement for certain expenses properly incurred in connection with the Corporation’s business. Mr. Qureshi is eligible to receive annual incentive bonuses and grants stock of options pursuant to the Option Plan from time to time, in each case at the discretion of the Board. The Qureshi Consulting Agreement also provides that the Corporation will provide to Mr. Qureshi extended health benefits.

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

Bonus/Profit Sharing/Non-Cash Compensation

Except for the stock option program discussed in ITEM #6.E, the Company also agreed to enable Gali Bar-Ziv to participate in the Company’s sales commission program, pursuant to which Mr. Bar-Ziv is to receive 7% of net revenue for business initiative, 2% of net revenue for direct influence, other discretionary bonus by the board if applicable. Effective December 1, 2018, Bar-Ziv’s was amended to provide bonus compensation based upon agreed-to KPIs: 3% of company’s consolidated revenue from $1 million to $ 5 million, 5 % of company’s consolidated revenue greater than $ 5 million. Plus 3% of company’s consolidated EBITA from $250,000 to $1 million and 4% of company’s consolidated EBITA from $1 million to $5 million.

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

The Audit Committee assists the Board in its oversight of: (i) the integrity of the financial reporting of the Company; (ii) the independence and performance of the Company's external auditors; and (iii) the Company's compliance with legal and regulatory requirements. The members of the Audit Committee during the past fiscal year were Jerry Grafstein (Chairman), Tommy Weibing Gong, and Michael Kraft, Messrs. Grafstein and Gong being independent as defined in the Guidelines. Following the 2018 shareholder meeting, the Committee was comprised of Martin Bernholtz (Chairman), Tommy Gong, and Michael Kraft, with Messrs. Bernholtz and Gong being independent as defined in the Guidelines.

The Compensation Committee assists the Board in fulfilling its obligations relating to human resource and compensation matters of the Company and its subsidiaries and to establish a plan for the continuity and development of senior management.  The members of the Compensation Committee during the past fiscal year were Jerry Grafstein (Chairman), Michael Kraft, and Robert Martellacci, with Messrs. Grafstein and Martellacci being independent as defined in the Guidelines. Following the 2018 shareholder meeting, the Committee was comprised of Martin Bernholtz (Chairman), Jerry Grafstein, and Tommy Weibing Gong, all being independent as defined in the Guidelines

The Corporate Governance and Nominating Committee assists the Board by: (i) developing, reviewing and planning the Company's approach to corporate governance issues, including developing a set of corporate governance principles and guidelines specifically applicable to the Company; (ii) identifying and recommending to the Board potential new nominees to the Board; (iii) monitoring management's succession plan for the Chief Executive Officer (the "CEO") and other senior management; and (iv) overseeing enforcement of and compliance with the Company's proposed Code of Business Conduct.  The members of the Corporate Governance Committee during the past fiscal year were Messrs. Grafstein (Chairman), Bar-Ziv and Martellacci, Messrs. Grafstein and Martellacci being independent directors as defined in the Guidelines. Following the 2018 shareholder meeting, the Committee was comprised of Grafstein (Chairman), Bernholtz, and Kraft with Messrs. Grafstein and Bernholtz being independent as defined in the Guidelines

6.E.      Share Ownership

Table No. 7 lists, as of April 30, 2020, Directors and Executive Officers who beneficially own the Company's voting securities and the amount of the Company's voting securities owned by the Directors and Executive Officers as a group. Table No. 7 includes all persons/companies where the Company is aware that they have 5% or greater beneficial interest in the Company’s securities.

Table No. 7

Shareholdings of Directors and Executive Officers

Shareholdings of 5% Shareholders

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percent of Class
Common	Michael P. Kraft(2)(3)	2,376,012(5)	6.69%
Common	Khurram Qureshi	392,606 (6)	1.11%
Common	Gali Bar-Ziv(4)	242,864(7)	0.68%
Common	Tommy Gong(2)	[nil](8)	0.00%
Common	Jerry Grafstein(2)(3)(4)	900,000(9)	2.53%
Common	Robert Martellacci(3)(4)	[nil](11)	0.00%
As a group (8 parties)		6,793,625	19.12%

* Less than 1%.

(1)	The information as to voting securities beneficially owned, controlled or directed, not being within the knowledge of the Company, has been furnished by the respective individuals.
(2)	Member of the Audit Committee.
(3)	Member of the Compensation Committee.
(4)	Member of the Corporate Governance and Nominating Committee.
(5)

Of such shares, 95,636 are held in Mr. Kraft's RRSP and 2,280,376 are held by Buckingham Group Limited, a company controlled by Mr. Kraft.  Mr. Kraft also holds options and to purchase up to an additional 500,000 common shares of the Company.

(6)	Of such shares, 38,606 are held in Mr. Qureshi’s RRSP. Mr. Qureshi also holds options to purchase up to 250,000 common shares of the Company.
(7)

Of such shares, 2,000 are held in Mr. Bar-Ziv's RRSP, and 240,864 are held by Busy Babies Inc., a company controlled by Mr. Bar-Ziv.  Mr. Bar-Ziv also holds options to purchase up to an additional 500,000 common shares of the Company.

(8)	Tommy Gong holds options to purchase up to 340,000 common shares of the Company.
(9)

Of such shares, 900,000 are held by New Court Corporation, a company controlled by Mr. Grafstein.  New Court Corporation also holds options to purchase up to an additional 500,000 common shares of the Company.

(10)	Robert Martellacci holds options to purchase up to 130,000 common shares of the Company.

Stock Options

TSX Venture Exchange Rules and Policies

Incentive options granted by the Company are made in accordance with the rules and policies of the TSX Venture Exchange ("TSX-V"), including the number of common shares under option, the exercise price and expiration date of such options, and any amendments thereto.

Such terms and conditions, including the pricing of the options, expiration and the eligibility of personnel for such stock options; are described below. The TSX-V policy in respect of incentive stock options provides that shareholder approval is not required if the aggregate number of common shares that may be reserved for issuance pursuant to incentive stock options does not exceed 10% of the issued common shares of the Company, 5% to any one individual and 2% to any consultant at the time of granting.

Shareholder approval of the grant of incentive stock options is required pursuant to the rules of the TSX VEN where the grant will result in the Company having options outstanding which, in aggregate, are exercisable to acquire over 10% (to a maximum of 20%) of the outstanding common shares of the Company. In addition, disinterested shareholders (all shareholders excluding insiders and associates of insiders) approval is required pursuant to the rules of the TSX-V where:

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

As of the date hereof, options to purchase an aggregate of 7,090,000 common shares are outstanding under the Stock Option Plan.

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in the Table below as of April 30, 2020, as well as the number of options granted to Directors and officers as a group.

Stock Options Outstanding

Expressed in Canadian Dollars

	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date
Jerry Grafstein Director	50,000	0.05	February 4, 2023
Tommy Gong Director	50,000	0.05	February 4, 2023
Robert Martellacci Director	50,000	0.05	February 4, 2023

ITEM 7.      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.      Major Shareholders

7.A.1.a.     Holdings By Major Shareholders

Refer to ITEM #6.E.

7.A.1.b. Significant Changes in Major Shareholders’ Holdings

None.

7.A.1.c. Different Voting Rights

None.

7.A.2. Canadian Share Ownership

As of April 30, 2020 the Company’s registered shareholders’ list showed 35,529,192 common shares outstanding with 29 registered shareholders, with 34,939,458 shares owned by 19 shareholders residing in Canada, 425,576 shares owned by 5 registered shareholders in US and 164,158 shares owned by 5 foreign registered shareholders.

7.A.3. Control of Company.

The Company is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents. The Company is not controlled by any foreign government or other person(s).

7.A.4. Change in Control

None.

7.B. Related Party Transactions

During the 2019 fiscal year, the Company had the following transactions with related parties, made in the normal course of operations, and accounted for at an amount of consideration established and agreed to by the Company and related parties.

a.	The Company charged $84,442 (2018 - $165,726, 2017 - $52,001) to three corporations with directors in common for rent, administration, office charges and telecommunications.

b.

Key management compensation was $335,000 (2018 – $360,672, 2017 – $360,023) and is reflected as consulting fees paid to corporations owned by a director and officers of the Company, of which, $53,000 (2017 - $17,065, 2016 - $3,121) is unpaid and included in accrued liabilities. Options granted to key management was $ nil ($2018 - $nil, 2017 - $508,000).

c.

At the year end, the Company had fully repaid unsecured loans bearing interest at 12% per annum due to related parties of the Company (2018 - $nil, 2017 - $150,000). Throughout the year, $537,972 was advanced to the Company and the entire amount loan was repaid. Interest expense related to the loans is $8,054 (2018 - $42,133, 2017 - $4,586). Options granted to related parties during the year have a fair value of $nil (2018 - $ 25,988, 2017 - $ nil).

Other than as disclosed above, there have been no transactions since December 31, 2019 or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest. Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

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

Audited Financial Statements for Fiscal 2019 and Fiscal 2018

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

Similarly, Policy 2.5 of the Exchange sets out the minimum standards to be met by Issuers to continue to qualify for listing in each Tier, referred to as Tier Maintenance Requirements (“TMR”). A Tier 2 Issuer which fails to meet one of the Tier 2 TMR will not automatically be suspended or designated as “Inactive”. Rather, the Exchange will provide notice of failure to meet one of the Tier 2 TMR and will allow the Issuer 6 months from the date of notice to meet the requirement, failing which the Exchange may designate the Issuer as Inactive. If a Tier 2 Issuer fails to meet more than one Tier 2 TMR, notice will be given to the Issuer by the Exchange and if the requirements are not met within 90 days of the notice, the Exchange will designate the Issuer as Inactive and apply the restrictions on Inactive Issuers retroactively. An Inactive Issuer may continue to trade on Tier 2 of the Exchange for 18 months from the date it is designated as Inactive. If the Issuer does not meet all of the applicable Tier 2 TMR within that 18-month period, its listed shares may be suspended from trading by the Exchange.

To maintain a listing as an active Tier 2 Issuer, an Issuer must meet all Tier 2 TMR for its industry segment as set out in Section 4 of the Exchange Policy 2.5.

Table No. 9 lists the volume of trading and high, low and closing sales prices on the TSX Venture Exchange for the Company's common shares for: the last 12 months, the last twelve fiscal quarters; and the last five fiscal years.

Table No. 9 TSX Venture Exchange Common Shares Trading Activity

Period		Sales -- Canadian Dollars
Ended	Volume	High	Low	Close
Monthly
March 2020	84,500	0.04	0.03	0.04
February 2020	61,200	0.05	0.04	0.04
January 2020	320,000	0.09	0.04	0.04
December 2019	617,000	0.10	0.05	0.10
November 2019	210,200	0.15	0.06	0.06
October 2019	30,000	0.13	0.08	0.08
September 2019	85,500	0.15	0.10	0.13
August 2019	284,800	0.17	0.14	0.14
July 2019	474,900	0.17	0.15	0.16
June 2019	590,400	0.18	0.14	0.16
May 2019	729,300	0.17	0.13	0.15
April 2019	746,300	0.18	0.13	0.14
Yearly
12/31/2019	8,012,500	0.18	0.05	0.10
12/31/2018	5,810,600	0.19	0.05	0.08
12/31/2017	20,076,100	0.39	0.16	0.17
12/31/2016	35,450,000	1.19	0.185	0.225
12/31/2015	26,356,600	0.94	0.1	0.93
Quarterly
3/31/2020	465,700	0.09	0.03	0.04
12/31/2019	857,200	0.15	0.05	0.10
9/30/2019	845,200	0.17	0.10	0.13
6/30/2019	2,066,000	0.18	0.13	0.16
3/31/2019	4,244,100	0.17	0.06	0.15
12/31/2018	1,765,400	0.17	0.06	0.08
9/30/2018	1,450,900	0.15	0.05	0.11
6/30/2018	1,485,800	0.13	0.09	0.11
3/31/2018	1,108,500	0.18	0.12	0.13
12/31/2017	3,439,800	0.33	0.16	0.17
9/30/2017	1,064,600	0.33	0.27	0.33
6/30/2017	8,629,800	0.38	0.22	0.27
3/31/2017	6,940,000	0.395	0.19	0.375

The Company's shares became quoted for trading on the OTC Market on January 22, 2014. OTC Marketplace halted trading in the Company’s shares on August 29, 2017 because of a regulatory trading halt placed by the TSX Venture Exchange. While the TSX Venture Exchange has released its regulatory halt of trading, the trading halt on OTC Marketplace has not yet been lifted, although limited trading continues.

Table No.10 lists the volume of trading and high, low and closing sales prices on the OTC Marketplace for the Company's common shares for the last 12 months, the last twelve fiscal quarters; and the last five fiscal years.

Table No. 10 OTC Marketplace Common Shares Trading Activity

Period		Sales -- US Dollars
Ended	Volume	High	Low	Close
Monthly
March 2020	2,400	0.03	0.02	0.02
February 2020	2,200	0.04	0.03	0.03
January 2020	700	0.04	0.04	0.04
December 2019	3,200	0.07	0.04	0.04
November 2019	1,300	0.12	0.07	0.07
October 2019	100	0.12	0.12	0.12
September 2019	3,000	0.12	0.12	0.12
August 2019	79,300	0.13	0.10	0.12
July 2019	50,600	0.12	0.11	0.12
June 2019	10,000	0.12	0.11	0.12
May 2019	10,300	0.11	0.11	0.11
April 2019	2,100	0.11	0.08	0.11
Yearly
12/31/2019	170,800	0.13	0.04	0.04
12/31/2018	143,600	0.13	0.05	0.05
12/31/2017	854,134	0.29	0.13	0.13
12/31/2016	52,730	0.76	0.13	0.25
12/31/2015	1,551,800	0.67	0.09	0.67
Quarterly
3/31/2020	5,300	0.04	0.02	0.02
12/31/2019	4,600	0.12	0.04	0.04
9/30/2019	132,900	0.13	0.10	0.12
6/30/2019	22,400	0.12	0.08	0.12
3/31/2019	10,900	0.09	0.05	0.08
12/31/2018	15,600	0.09	0.05	0.05
9/30/2018	50,000	0.10	0.05	0.05
6/30/2018	76,600	0.10	0.10	0.10
3/31/2018	1,400	0.13	0.09	0.09
12/31/2017	130,100	0.24	0.13	0.13
9/30/2017	145,500	0.26	0.21	0.24
6/30/2017	306,754	0.28	0.16	0.26
3/31/2017	-	0.258	0.129	0.253

The Company's common shares became quoted for trading on the Frankfurt Stock Exchange ion March 31, 2016.  Table No.11 lists the volume of trading and high, low and closing sales prices on the FSE for the Company's common shares for the last 12 months, the last twelve fiscal quarters; and the last five fiscal years.

Table No. 11 Frankfurt Stock Exchange Common Shares Trading Activity

Period		Sales – Euro
Ended	Volume	High	Low	Close
Monthly
March 2020	0	0.024	0.01	0.021
February 2020	6,600	0.0335	0.014	0.0175
January 2020	0	0.0525	0.018	0.018
December 2019	20,900	0.0395	0.0245	0.0315
November 2019	0	0.0925	0.035	0.035
October 2019	5,000	0.081	0.045	0.045
September 2019	0	0.0938	0.0728	0.077
August 2019	4,000	0.1022	0.0808	0.0808
July 2019	0	0.1077	0.0932	0.0997
June 2019	3,000	0.1071	0.0897	0.0976
May 2019	0	0.1	0.0833	0.0934
April 2019	0	0.097	0.082	0.0868
Yearly
12/31/2019	32,900	0.1077	0.01	0.0315
12/31/2018	34,999	0.105	0.031	0.033
12/31/2017	726,300	0.273	0.104	0.104

Quarterly
3/31/2020	6,600	0.0525	0.01	0.021
12/31/2019	25,900	0.0925	0.0245	0.0315
9/30/2019	4,000	0.1077	0.0728	0.077
6/30/2019	3,000	0.1071	0.082	0.0976
3/31/2019	0	0.087	0.037	0.087
12/31/2018	2,000	0.071	0.03	0.033
9/30/2018	24,999	0.09	0.04	0.071
6/30/2018	3,000	0.078	0.048	0.053
3/31/2018	5,000	0.105	0.068	0.073
12/31/2017	29,900	0.178	0.099	0.104
9/30/2017	47,601	0.218	0.143	0.184
6/30/2017	336,899	0.265	0.16	0.183
3/31/2017	284,000	0.273	0.14	0.256

9.A.5.      Common Share Description

Not Applicable

9.C.      Stock Exchanges Identified

The common shares trade on the TSX Venture Exchange, OTC Market and are quoted for trading on the Frankfurt Stock Exchange.

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

It is not the intention of the Company to be considered a PFIC and the Company does not consider this to be a material risk. In the event that it was to become classified as a PFIC, the following should be taken into consideration. U.S. Holders owning shares of a PFIC are subject to a special tax and to an interest charge based on the value of deferral of U.S. tax attributable to undistributed earnings of a PFIC for the period during which the shares of the PFIC are owned. This special tax would apply to any gain realized on the disposition of shares of a PFIC. In addition, the gain is subject to U.S. federal income tax as ordinary income, taxed at top marginal rates, rather than as capital gain income. The special tax would also be payable on receipt of excess distributions (any distributions received in the current year that are in excess of 125% of the average distributions received during the 3 preceding years or, if shorter, the shareholder's holding period). If, however, the U.S. Holder makes a timely election to treat a PFIC as a qualified electing fund ("QEF") with respect to such shareholder's interest and the Company provides an annual information statement, the above-described rules will not apply. The Company will provide such an information statement upon request from a U.S. Holder for current and prior taxable years. Instead, the electing U.S. Holder would include annually in his gross income his pro rata shares of the PFIC's ordinary earnings and any net capital gain regardless of whether such income or gain was actually distributed. A U.S. Holder of a PFIC treated as a QEF can, however, further elect to defer the payment of United States Federal income tax on such income and gain inclusions, with tax payments ultimately requiring payment of an interest factor. In addition, with a timely QEF election, the electing U.S. Holder will obtain capital gain treatment on the gain realized on disposition of such U.S. Holder’s interest in the PFIC. Special rules apply to U.S. Holders who own their interests in a PFIC through intermediate entities or persons.

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

A 10% strengthening of the US Dollar against the Canadian Dollar would have increased the net equity by approximately $79,527 (2018 - $63,030) due to reduction in the value of net liability balance. A 10% weakening of the US Dollar against the Canadian Dollar at December 31, 2019 would have had the equal but opposite effect. The significant financial instruments of the Company, their carrying values and the exposure to other denominated monetary assets and liabilities, as of December 31, 2019 and 2018 are as follows:

	2019	2018
	USD	USD
Cash	61,075	14,741
Accounts receivable	613,127	660,704
Accounts payable	61,885	189,586
Accrued liabilities	-	23,882

The Company operates one segment of its business in China, and a substantial portion of our operating expenses are in Canadian dollars, whereas our revenue from co-publishing agreements are primarily in Renminbi which is first converted to US dollars then to Canadian dollars.

A significant adverse change in foreign currency exchange rates between the Canadian dollars relative to US dollars or Chinese Renminbi to US dollars could have a material effect on our consolidated results of operations, financial position or cash flows. We have not hedged exposures denominated in foreign currencies, as they are not material at this time.

	RMB	USD	USD	USD	USD
		At 12/31/2019	+0.05	+0.10	+0.15
Year-end Exchange Rate For 1 RMB to USD		0.1436	0.1508	0.1580	0.1651
Annual Revenue from China	8,770,406	1,259,430	1,322,402	1,385,373	1,428,039
Accounts Receivable	7,830,219	1,124,419	1,180,640	1,236,861	1,293,082

	USD	CAD	CAD	CAD	CAD
		Year 2019	+0.05	+0.10	+0.15
Average Annual Exchange Rate for 1 USD to CAD		1.3267	1.3930	1. 4594	1.5257
Annual Revenue from China	1,261,322	1,673,396	1,757,066	1,840,736	1,924,405

	USD	CAD	CAD	CAD	CAD
		At 12/31/2019	+0.05	+0.10	+0.15
Year-end Exchange Rate for 1 USD to CAD		1.2962	1.3610	1.4258	1.4906
Cash	67,075	79,165	83,124	87,082	91,040
Accounts Receivable	613,127	794,735	834,472	874,209	913,946
Accounts Payable	61,885	80,215	84,226	88,237	92,248

Item 12. Description of Securities Other than Equity Securities

None

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None

ITEM 15. CONTROLS AND PROCEDURES

15.A.   Evaluation of Controls and Procedures

As of the end of the period covered by this report (“Date of Evaluation”), an evaluation was carried out under the supervision and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15 (e) and 15d-15(e) enacted under the Securities Exchange Act of 1934 (“1934 Act”). Based on that evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the 1934 Act is effective at the reasonable assurance level. Additionally, the CEO and CFO have concluded that the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the 1934 Act is accumulated and communicated to Company management, including such CEO and CFO, to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019 based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that, as of December 31, 2019 the Company’s internal control over financial reporting was effective at the reasonable assurance level.

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

The Company intends to continue to monitor its internal controls and upgrade same as necessary or appropriate for its business, but cannot ensure that such improvements will be sufficient to provide the Company with effective internal control over financial reporting.

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

ITEM 16.      RESERVED

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

During the past fiscal year, the members of the audit committee (the "Audit Committee") were Jerry Grafstein ("Chairman"), Tommy Weibing Gong and Michael Kraft, of whom Jerry Grafstein and Tommy Gong are independent.  Jerry Grafstein is an audit committee financial expert and was named as Audit Committee Chairman in May 2019. Each member of the Audit Committee is financially literate as defined by MI 52-110.

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

ITEM 16B.    CODE OF ETHICS

The Company has adopted a “Code of Conduct”, the text of such code is available through its internet website, www.lingomedia.com .

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Nature of Services	Fees Paid to Auditor Year-ended December 31, 2019	Fees Paid to Auditor Year-ended December 31, 2018	Fees Paid to Auditor Year-ended December 31, 2017
Audit Fees (1)	80,240	86,294	85,818
Audit-Related Fees (2)	12,530	8,050	17,336
Tax Fees (3)	7,000	4,029	4,500
All Other Fees (4)	Nil	Nil	Nil
Total	99,770	98,374	107,653

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

Audited Financial Statements

Auditor's Report, dated April 29, 2020

Consolidated Balance Sheets at December 31, 2019 and December 31, 2018

Consolidated Statements of Comprehensive Income

for the years ended December 31, 2019, 2018, and 2017

Consolidated Statements of Changes in Equity

for the years ended December 31, 2019, 2018, and 2017

Consolidated Statements of Cash Flows

for the years ended December 31, 2019, 2018, and 2017

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

LINGO MEDIA CORPORATION

By: /s/Gali Bar-Ziv

Gali Bar-Ziv

President and Chief Executive Officer

By: /s/Khurram Qureshi

Khurram R. Qureshi

Chief Financial Officer

June 12, 2020

LINGO MEDIA CORPORATION

Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

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

April 29, 2020

/s/ Gali Bar-Ziv	/s/ Khurram Qureshi
President & CEO	Chief Financial Officer

1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Lingo Media Corporation

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement balance sheets of Lingo Media Corporation and its subsidiaries, (collectively, the Company), as of December 31, 2019 and 2018, and the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and their financial performance and their cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Chartered Professional Accountants

Licensed Public Accountants

April 29, 2020

Toronto, Ontario

We have served as the Company’s auditor since 2008.

LINGO MEDIA CORPORATION

Consolidated Financial Statements

As at December 31, 2019 and December 31, 2018

LINGO MEDIA CORPORATION

Consolidated Balance Sheets

(Expressed in Canadian Dollars, unless otherwise stated)

As at December 31, 2019 and December 31, 2018

	Notes	December 31, 2019	December 31, 2018

ASSETS
Current Assets
Cash		$442,489	$233,843
Accounts and grants receivable	5,13	838,502	913,458
Prepaid and other receivables		121,603	101,539
		1,402,594	1,248,840
Non-Current Assets
Property and equipment	6	35,215	53,164
Right-of-use assets	7	514,181	-
TOTAL ASSETS		$1,951,990	$1,302,004

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable	19	$226,001	$312,034
Accrued liabilities		191,993	167,558
Contract liability	8	192,958	217,259
Lease inducement		-	46,559
Lease obligation	7	75,116	-
		686,068	743,410
Non-Current Liabilities
Lease obligation	7	499,646	-
TOTAL LIABILITIES		1,185,714	743,410
Equity
Share capital	9	21,914,722	21,914,722
Share-based payment reserve	10	4,049,032	3,955,167
Accumulated other comprehensive income		(319,994)	(271,245)
Deficit		(24,877,484)	(25,040,050)
TOTAL EQUITY		766,276	558,594
TOTAL LIABILITIES AND EQUITY		$1,951,990	$1,302,004

Subsequent event (Note 20)

The accompanying notes are an integral part of these consolidated financial statements.

These consolidated financial statements are authorized for issue by the Board of Directors on April 28, 2020.

/s/ Gali Bar-Ziv	/s/ Jerry Grafstein
Director	Director

LINGO MEDIA CORPORATION

Consolidated Statements of Comprehensive Income (Loss)

For the years ended December 31, 2019, 2018 and 2017

(Expressed in Canadian Dollars, unless otherwise stated)

	Note	2019	2018	2017

Revenue	15, 17	$1,956,222	$1,940,182	$2,776,768
Expenses
Selling, general and administrative		997,159	1,200,766	1,368,153
Amortization – intangibles		-	-	1,051,928
Bad debt (recovery)		(85,491)	(293,379)	732,254
Direct costs		212,307	271,020	225,618
Development costs		196,605	481,992	2,692,009
Share-based payments	10	93,865	162,489	371,513
Loss on acquisition		-	-	80,818
Impairment loss – goodwill		-	-	139,618
Impairment loss – intangible assets		-	-	1,948,082
Depreciation – right-of-use asset	7	83,381	-	-
Depreciation – property and equipment	6	18,208	18,369	6,644
Total Expenses		1,516,034	1,841,257	8,616,636
Income /(Loss) from Operations		440,188	98,925	(5,839,869)
Net Finance Charges
Interest expense		83,750	51,898	53,709
Foreign exchange (gain) loss		10,584	(38,351)	189,783
Profit / (Loss) Before Income Tax		345,854	85,378	(6,083,360)
Income tax expense	12	183,288	189,534	178,022
Net Profit / (Loss) for the Year		162,566	(104,156)	(6,261,382)
Other Comprehensive Income
Items that may be subsequently transferred to net profit (loss). Exchange gain (loss) on translating foreign operations		(48,749)	32,202	(1,410)
Total Comprehensive Income (Loss)		$113,817	$(71,954)	$(6,262,792)
Earnings (Loss) per Share
Basic	11	$0.00	$(0.00)	$(0.18)
Diluted	11	$0.00	$(0.00)	$(0.18)
Weighted Average Number of Common Shares Outstanding
Basic	11	35,529,192	35,529,192	35,529,192
Diluted	11	39,134,192	35,529,192	35,529,192

The accompanying notes are an integral part of these consolidated financial statements.

LINGO MEDIA CORPORATION

Consolidated Statements of Changes in Equity

For the years ended December 31, 2019, 2018 and 2017

(Expressed in Canadian Dollars, unless otherwise stated)

	Issued Share Capital (Note 9)		Share-Based Payment Reserve	Accumulated Other Comprehensive Income	Deficit	Total Equity
	Number of common shares	Amount
Balance as at January 1, 2017	35,529,192	$21,914,722	$3,421,165	$(302,037)	$(18,588,817)	$6,445,033
Loss for the year	-	-	-	-	(6,261,382)	(6,261,382)
Other comprehensive loss	-	-	-	(1,410)	-	(1,410)
Share-based payments charged to operations	-	-	371,513	-	-	371,513
Balance as at December 31, 2017	35,529,192	$21,914,722	$3,792,678	$(303,447)	$(24,850,199)	$553,754
Contract adjustment for 2017	-	-	-	-	(85,695)	(85,695)
Loss for the year	-	-	-	-	(104,156)	(104,156)
Other comprehensive gain	-	-	-	32,202	-	32,202
Share-based payments charged to operations	-	-	162,489	-	-	162,489
Balance as at December 31, 2018	35,529,192	$21,914,722	$3,955,167	$(271,245)	$(25,040,050)	$558,594
Income for the year	-	-	-	-	162,566	162,566
Other comprehensive loss	-	-	-	(48,749)	-	(48,749)
Share-based payments charged to operations	-	-	93,865	-	-	93,865
Balance as at December 31, 2019	35,529,192	$21,914,722	$4,049,032	$(319,994)	$(24,877,484)	$766,276

No preference shares were issued at December 31, 2019, 2018 and 2017.

The accompanying notes are an integral part of these consolidated financial statements.

LINGO MEDIA CORPORATION

Consolidated Statements of Cash Flows

For the years ended December 31, 2019, 2018 and 2017

(Expressed in Canadian Dollars, unless otherwise stated)

	2019	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES
Net Profit (Loss) for the Year	$162,566	$(104,156)	$(6,261,382)
Adjustments to Net Profit (Loss) for Non-Cash Items:
Amortization – intangibles	-	-	1,051,928
Share-based payments	93,865	162,489	371,513
Unrealized foreign exchange (gain) loss	(48,558)	32,378	(1,410)
Lease inducement	-	(23,147)	(21,147)
Bad debt	-	-	732,254
Long term deposit	-	-	300,000
Depreciation - right-of-use asset	83,381	-	-
Depreciation - property and equipment	18,208	18,369	6,644
Loss on asset acquisition	-	-	80,819
Impairment loss – intangible assets	-	-	1,948,082
Impairment loss – goodwill	-	-	139,618
Operating Profit (Loss) before Working Capital Changes	309,462	85,933	(1,653,081)
Working Capital Adjustments:
Accounts and grants receivable	74,956	57,008	1,429,133
Prepaid and other receivables	(20,064)	103,943	374,364
Accounts payable	(86,033)	(176,602)	28,867
Accrued liabilities	24,435	12,402	(94,580)
Contract liability	(24,301)	131,564	-

Cash Generated from Operating Activities	278,455	214,248	84,702
CASH FLOWS FROM INVESTING ACTIVITIES
Cash (net) paid for acquisition	-	-	9,355
Purchase of property and equipment	(450)	(7,839)	(926)
Cash Used in Investing Activities	(450)	(7,839)	8,429
CASH FLOWS FROM FINANCING ACTIVITIES
Payment of principal portion of lease obligation	(69,359)	-	-
Proceeds from loans	537,972	420,000	1,460,000
Repayment of loans	(537,972)	(720,000)	(1,310,000)
Cash Generated (used in) from Financing Activities	(69,359)	(300,000)	150,000
NET INCREASE (DECREASE) IN CASH	208,646	(93,591)	243,131
Cash at the Beginning of the Year	233,843	327,434	84,303
Cash at the End of the Year	$442,489	$233,843	$327,434

Supplemental cash flow information in Note 18

The accompanying notes are an integral part of these consolidated financial statements.

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2019, 2018 and 2017

(Expressed in Canadian Dollars, unless otherwise stated)

1.	CORPORATE INFORMATION

Lingo Media Corporation (“Lingo Media” or the “Company”) is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of Ontario and its shares are listed on the TSX Venture Exchange under the symbol “LM” and inter-listed on the OTC Marketplace under the symbol “LMDCF” and Frankfurt Exchange under the symbol “LIMA”. The consolidated financial statements of the Company as at and for the year ended December 31, 2019 comprise the Company and its wholly-owned subsidiaries: Lingo Learning Inc., ELL Technologies Ltd., Lingo Group Limited, ELL Technologies Limited, Vizualize Technologies Corporation, Speak2Me Inc., and Parlo Corporation (the “Group”).

Lingo Media is an EdTech company that is ‘Changing the way the world learns language’. The Group provides online and print-based solutions through its two distinct business units: ELL Technologies Ltd. (“ELL Technologies”) and Lingo Learning Inc. (“Lingo Learning”). ELL Technologies provides online training and assessment for language learning. Lingo Learning is a print-based publisher of English language learning school programs in China.

The head office, principal address and registered office of the Company is located at 151 Bloor Street West, Suite 703, Toronto, Ontario, Canada, M5S 1S4.

2.	BASIS OF PREPARATION

2.1	Statement of compliance

These consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”). These consolidated financial statements were authorized by the Board of Directors on April 29, 2020.

2.2	Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis except as provided in note 4. The comparative figures presented in these consolidated financial statements are in accordance with the same accounting policies; except for the adoption of IFRS 16 - Leases.

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

December 31, 2019, 2018 and 2017

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

Information about critical judgements and estimates in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

●	Determination of functional currency

●	Determination of expected credit loss

●	Recognition of internally developed intangibles

●	Recognition of government grant and grant receivable

●	Recognition of deferred tax assets

●	Valuation of share-based payments

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

4.1	Lease, New Standard Adopted

The Company has adopted IFRS 16 retrospectively from January 1, 2019, but has not restated comparative information, as permitted under the specific transitional provisions in the standard in accordance with the modified retrospective approach for adoption. The reclassifications and the adjustments arising from the new leasing standard are therefore recognized in the opening consolidated balance sheet on January 1, 2019.

Under IFRS 16, a lessee recognizes a right-of-use asset and a lease obligation. The right-of-use asset is treated similarly to other non-financial assets and depreciated accordingly and the liability accrues interest. This will typically produce a front-loaded expense profile (whereas operating leases under IAS 17 would typically have had straight-line expenses) as an assumed linear depreciation of the right-of-use asset and the decreasing interest on the liability will lead to an overall decrease of expense over the reporting period. Upon adoption, the Company has elected to apply the available exemptions for short- term leases and leases of low-value assets. The Company has also elected to apply the practical expedient whereby leases whose term ends within 12 months of the date of the initial application would be accounted for in the same way as short-term leases. The Company has elected to use the practical expedient of excluding initial direct costs from the measurement of the right of use asset cost at the date of initial application.The Company has recognized low-value assets and short-term lease payments as an expense on a straight-line basis over the lease term.

The lease obligation is initially recognized as the present value of future lease payments discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s applicable incremental borrowing rate. Lease payments do not include variable lease payments other than those that depend on an index or rate. The incremental borrowing rate is the rate which the Company would have to pay to borrow, over a similar term and with a similar security, the funds necessary to obtain an asset of similar value to the right-of-use asset.

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2019, 2018 and 2017

(Expressed in Canadian Dollars, unless otherwise stated)

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES(Cont’d)

4.1	Lease, New Standard Adopted (Cont’d)

The Company has included the estimated extension of their lease in the lease term in assessing the present value of future lease payments. The lease obligation is subsequently measured by reducing the carrying amount to reflect lease payments made and to reflect any reassessments or modifications.

The right-of-use asset is initially measured at cost, which comprises the amount of the initial measurement of the lease liability adjusted for lease inducements. The right-of-use asset is subsequently measured at cost less accumulated depreciation and any accumulated impairment losses and adjusted for any remeasurement of the lease obligation. Right-of use assets are depreciated in accordance with the Company’s accounting policy for property and equipment.

On transition to IFRS 16, the Company recognized a right of use asset and lease obligation of $644,121. The recognition of the right of use asset is considered non-cash items within the statement of cash flows.

4.2	Revenue Recognition

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

License of intellectual property

Royalty revenues primarily consist of revenues received from the license of intellectual property for print- based and audio-visual learning products. Royalty revenues are recognized based on the confirmation of sales by the Company’s co-publishing partners, and when the underlying sale occurs. Training and support services provided for royalty contracts are delivered in advance of the underlying sale occurring, and, as such, royalty revenue is recognized when the underlying sale occurs, being the later of the satisfaction of the performance obligation and the underlying sale. Royalty revenues are not subject to right of return or product warranties. Royalty revenues are earned by Print-Based English Language Learning segment and relate to long-term contracts.

Online-based licenses

Online-based licensing revenue is generated from contracts with customers. The Company provides the right to access to hosted software over a contract term without the customer taking possession of the software. Revenue recognition commences on the date an executed contract exists and the customer has the right to access to the hosted software. Online based licensing revenues are generated by Online language learning segment and relate to short-term contracts.

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2019, 2018 and 2017

(Expressed in Canadian Dollars, unless otherwise stated)

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

4.2	Revenue Recognition (Cont’d)

Offline licenses

Offline licensing revenue is generated from contracts with customers. Offline licenses provides the right to use perpetual language-learning software and is recognized at the point in time when the software is made available to the customer. When providing offline licenses, the customer can direct the use of, and obtain substantially all of the remaining benefits from, the license at the point in time at which the license is made available to the customer and the right to use the software has commenced. Offline license revenues are generated by Online language learning segment and relate to short-term contracts.

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

4.3	Comprehensive income (loss)

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

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2019, 2018 and 2017

(Expressed in Canadian Dollars, unless otherwise stated)

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

	4.4	Property and equipment

Property and equipment are initially recorded at cost. Depreciation is provided using methods outlined below at rates intended to depreciate the cost of assets over their estimated useful lives.

Method	Rate

Computer and office equipment	Declining balance 20%
Leasehold improvement	Straight line over the term of the lease

4.5	Software and web development costs

The Company capitalizes all costs related to the development of its fee-based language learning products and services when the feasibility and profitability of the project can be reasonably considered certain. Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized if the product or process is technically and commercially feasible and the Group has sufficient resources to complete development. The expenditure capitalized includes the cost of material, and direct labour. Other development expenditure is recognized in the statement of comprehensive income (loss) as an expense as incurred.

4.6	Content development costs

The Company capitalizes all costs related to content development of its fee-based language learning products and services when the feasibility and profitability of the project can be reasonably considered certain. Expenditure on content development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized if the product or process is technically and commercially feasible and the Group has sufficient resources to complete development. The expenditure capitalized includes the cost of material, and direct labour. Other development expenditure is recognized in the statement of comprehensive income (loss) as an expense as incurred.

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

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2019, 2018 and 2017

(Expressed in Canadian Dollars, unless otherwise stated)

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

	4.8	Current and deferred income taxes (Cont’d)

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

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2019, 2018 and 2017

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

All other financial assets are classified and measured at fair value through profit or loss (“FVPL”) unless the Company makes an irrevocable election on initial recognition to present gains and losses on equity instruments (that are not held-for-trading or contingent consideration recognized in a business combination) in other comprehensive income (“OCI”).

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

LINGO MEDIA CORPORATION

Notes to Consolidated Financial Statements

December 31, 2019, 2018 and 2017

(Expressed in Canadian Dollars, unless otherwise stated)

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

	4.12	Financial instruments (Cont’d)

The Company is required to use an “expected credit loss” (“ECL”) model to recognize an allowance. Impairment is measured using a 12-month ECL method unless the credit risk on a financial instrument has increased significantly since initial recognition in which case the lifetime ECL method is adopted.

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

LINGO MEDIA CORPORATION
Notes to Consolidated Financial Statements
December 31, 2019, 2018 and 2017
(Expressed in Canadian Dollars, unless otherwise stated)

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

	4.13	Impairment of long-lived assets (Cont’d)

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

5	ACCOUNTS AND GRANTS RECEIVABLE

	December 31, 2019	December 31, 2018
Trade receivable	$816,226	$913,458
Government grants receivable (Note 13)	22,276	-
	$838,502	$913,458

As at December 31, 2019, the Company had accounts receivable of $133,740 (2018 - $148,500) greater than 30 days overdue and not impaired.

6	PROPERTY AND EQUIPMENT

	Computer and office equipment	Leasehold Improvements	Total
Cost, January 1, 2018	$89,787	$-	$89,787
Additions	7,839	33,180	41,019
Effect of foreign exchange	249	-	249
Cost, December 31, 2018	$97,875	$33,180	$131,055
Additions	450	-	450
Write off	(12,126)	-	(12,126)
Effect of foreign exchange	(1,371)	-	(1,371)
Cost, December 31, 2019	$84,828	$33,180	$118,008

LINGO MEDIA CORPORATION
Notes to Consolidated Financial Statements
December 31, 2019, 2018 and 2017
(Expressed in Canadian Dollars, unless otherwise stated)

6.	PROPERTY AND EQUIPMENT (Cont’d)

Accumulated depreciation, January 1, 2018	$59,098	$-	$59,098
Charge for the year	6,756	11,613	18,369
Effect of foreign exchange	424	-	424
Accumulated depreciation, December 31, 2018	66,278	$11,613	$77,891
Charge for the year	6,595	11,613	18,208
Write off	(12,126)	-	(12,126)
Effect of foreign exchange	(1,180)	-	(1,180)
Accumulated depreciation, December 31, 2019	$59,567	$23,226	$82,793
Net book value, December 31, 2018	$31,597	$21,567	$53,164
Net book value, December 31, 2019	$25,261	$9,954	$35,215

7.	RIGHT-OF-USE ASSET AND LEASE OBLIGATION

The Company has one office facility under lease. The lease term is 5 years from 2016, with an option to renew the lease for another 5 year term after that date.

Non-cancellable lease rentals are payable as follows:

Less than 1 year	$117,598
Between 1 and 5 years	19,600
more than 5 years	-

$137,198

On adoption of IFRS 16, the Company recognized lease obligations in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17, “Leases”. These obligations were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019. The lessee’s incremental borrowing rate applied to the lease obligations on January 1, 2019 was 8%.

The reconciliation from the operating lease commitment disclosued in the Annual Financial Statements as at December 31, 2018 and the lease obligation as at January 1, 2019 is as follows:

Operating lease commitment as at December 31, 2018	$482,813
Discounted using incremental borrowing rate as at January 1, 2019	$256,280
Recognition exemption of leases with terms less than 1 year	(21,500)
Extension options reasonably certain to be exercised	409,341
Lease obligation as at January 1, 2019	$644,121

For the year ended December 31, 2019, an accretion of $48,239 in carrying amount of lease liability was recorded because of the use of present value factor at initial measurement.

LINGO MEDIA CORPORATION
Notes to Consolidated Financial Statements
December 31, 2019, 2018 and 2017
(Expressed in Canadian Dollars, unless otherwise stated)

7.	RIGHT-OF-USE ASSET AND LEASE OBLIGATION (Cont’d)

For the year ended December 31, 2019, variable lease payments of $91,797 were recorded.

The Company has equipment leases and an office lease in Beijing which it has determined are not recognized as right of use assets or lease liabilities as they are short-term and low dollar value.

The Company’s lease obligation and movements therein during the year ended December 31, 2019:

Lease Obligation

Lease obligation recognized on adoption of IFRS 16 on January 1, 2019	$644,121
Accretion on lease liability	48,239
Lease payment	(117,598)
Lease obligation at December 31, 2019	574,762

Of which are:
Current lease obligations	$75,116
Long-term lease obligations	499,646
574,762

The Company’s right-of-use assets and movements therein during the year ended December 31, 2019:

Office Lease

Right-of-use assets recognized on adoption of IFRS 16 on January 1, 2019	$644,121
Lease inducement recognized as a reduction of right-of-use asset on adoption	(46,559)
Depreciation on right-of-use assets	(83,381)
Right-of-use assets at December 31, 2019	514,181

8.	CONTRACT LIABILITIES

The following table presents changes in the contract liabilities balance:

Balance, January 1, 2018	90,860
Amounts invoiced and revenue deferred as at December 31, 2018	207,073
Recognition of deferred revenue included in the adjusted balance at the beginning of the year	(80,674)
Balance, December 31, 2018	$217,259
Amounts invoiced and revenue deferred as at December 31, 2019	201,779
Recognition of deferred revenue included in year	(226,080)
Balance, December 31, 2019	$192,958

LINGO MEDIA CORPORATION
Notes to Consolidated Financial Statements
December 31, 2019, 2018 and 2017
(Expressed in Canadian Dollars, unless otherwise stated)

9.	SHARE CAPITAL

Authorized

Unlimited number of preference shares with no par value Unlimited number of common shares with no par value

10.	SHARE-BASED PAYMENTS

In December 2017, the Company amended its stock option plan (the “2017 Plan”). The 2017 Plan was established to provide an incentive to management, employees, directors and consultants of the Company and its subsidiaries. The maximum number of shares which may be reserved for issuance under the 2017 Plan is limited to 7,105,838 common shares less the number of shares reserved for issuance pursuant to options granted under the 1996 Plan, the 2000 Plan, the 2005 Plan, the 2009 Plan, and the 2011 Plan, provided that the Board of Directors of the Company has the right, from time to time, to increase such number subject to the approval of the relevant exchange on which the shares are listed and the approval of the shareholders of the Company.

The maximum number of common shares that may be reserved for issuance to any one person under the 2017 Plan is 5% of the common shares outstanding at the time of the grant (calculated on a non-diluted basis) less the number of shares reserved for issuance to such person under any stock option to purchase common shares of the Company granted as a compensation or incentive mechanism.

The exercise price of each option cannot be less than the market price of the shares on the day immediately preceding the day of the grant less any permitted discount. The exercise period of the stock options granted cannot exceed 10 years. Stock options granted under the 2017 Plan do not have any required vesting provisions. However, the Board of Directors of the Company may, from time to time, amend or revise the terms of the 2017 Plan or may terminate it at any time. The following summarizes the options outstanding:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contract Life (Years)
Outstanding as at January 1, 2017	2,045,835	$0.18	0.86
Granted	4,012,000	0.21	2.76
Expired	(2,049,085)	0.18	-
Forfeited	(9,750)	0.24	2.34
Outstanding as at January 1, 2018	3,999,000	$0.21	2.77
Granted	2,920,000	0.07	2.89
Expired	(25,000)	0.23	-
Forfeited	(90,000)	0.23	-
Outstanding as at January 1, 2019	6,804,000	$0.19	2.26
Granted	1,050,000	0.08	2.14
Forfeited	(1,212,000)	0.21	1.18
Outstanding as at December 31, 2019	6,642,000	$0.13	1.52

Options exercisable as at December 31, 2017	2,577,000	$0.21
Options exercisable as at December 31, 2018	4,566,000	$0.19
Options exercisable as at December 31, 2019	6,504,500	$0.13

LINGO MEDIA CORPORATION
Notes to Consolidated Financial Statements
December 31, 2019, 2018 and 2017
(Expressed in Canadian Dollars, unless otherwise stated)

10.	SHARE-BASED PAYMENTS (Cont’d)

The weighted average remaining contractual life for the stock options outstanding as at December 31, 2019 was 1.52 years (2018 – 2.26 years, 2017 – 2.77 years). The range of exercise prices for the stock options outstanding as at December 31, 2019 was $0.07 - $0.23 (2018 - $0.07 - $0.23, 2017 - $0.20 - $0.23). The weighted average grant-date fair value of stock options granted to management, employees, directors and consultants during 2019 has been estimated at $0.05 (2018 - $0.0436, 2017 - $0.12) using the Black-Scholes option-pricing model.

The pricing model assumed the weighted average risk free interest rates of 2.19% (2018 – 2.19%, 2017 – 1.39%) weighted average expected dividend yields of Nil (2018 – Nil, 2017 – Nil), the weighted average expected common stock price volatility (based on historical trading) of 105% (2018 – 98%, 2017 – 97%), a forfeiture rate of zero, a weighted average stock price of $0.13 (2018 - $0.07, 2017 - $0.20), a weighted average exercise price of $0.13 (2018 - $0.07, 2017 - $0.21), and a weighted average expected life of 3 years (2018 – 3 years, 2017 – 3 years), which were estimated based on past experience with stock options and option contract specifics.

11.	EARNINGS (LOSS) PER SHARE

The income and weighted average number of common shares used in the calculation of basic and diluted income (loss) per share for the years ended December 31, 2019, 2018, and 2017 were as follows:

	2019	2018	2017
Weighted average number of common shares used as the denominator in calculating basic earnings per share	35,529,192	35,529,192	35,529,192
Adjustments for calculation of diluted earnings per share:
Options	3,605,000	-	-
Weighted average number of common shares and potential common shares used as the denominator in calculating diluted earnings per share	39,134,192	35,529,192	35,529,192
Basic earnings (loss) per share	$0.00	$0.00	$(0.18)
Diluted earnings (loss) per share	$0.00	$0.00	$(0.18)

At December 31, 2019, 3,037,000 options (2018 – 6,804,000 ; 2017 – 3,999,000) were excluded from the diluted weighted average number of shares calculation because their effect would have been anti-dilutive.

12.	INCOME TAXES

The provision for income taxes reflects an effective income tax rate, which differs from the Canadian corporate income tax rate as follows:

	2019	2018	2017
Combined basic Canadian federal and provincial income tax rate	26.5%	26.50%	26.50%
Effective income tax	$43,080	$(27,602)	$(1,659,267)
Increase (decrease) resulting from change in the deferred tax assets not recognized	(421,000)	1,839,000	1,302,000
Withholding tax	183,288	189,534	178,022
Non-deductible items	(66,925)	46,369	676,242
Change in prior year estimates	444,845	(1,576,767)	(318,975)
	$183,288	$189,534	$178,022

LINGO MEDIA CORPORATION
Notes to Consolidated Financial Statements
December 31, 2019, 2018 and 2017
(Expressed in Canadian Dollars, unless otherwise stated)

12.	INCOME TAXES (Cont’d)

The tax effect of temporary differences representing deferred tax assets is as follows:

	2019	2018
Deferred tax assets:
Loss carry forwards	$7,712,000	$8,146,000
Lease obligation	152,000	-
	7,864,000	8,146,000
Deferred tax assets not recognized	(7,724,000)	(8,145,000)
Deferred tax assets recognized	140,000	1,000
Property and equipment	(4,000)	(1,000)
Right-of-use asset	(136,000)	-
Net deferred tax assets	$-	$-

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

At December 31, 2019, the Company has non-capital losses available for carry forward for Canadian income tax purposes amounting to approximately $24,236,000. These losses expire in the following fiscal years:

2026	$233,000
2027	494,000
2028	2,060,000
2029	2,991,000
2030	4,356,000
2031	4,646,000
2032	1,188,000
2033	806,000
2034	436,000
2035	54,000
2036	420,000
2037	5,082,000
2038	1,359,000
2039	111,000
$24,236,000

The Company has capital loss of $1,334,000 available in Canada. The Company also has capital losses of $4,591,000 available and trade losses of approximately $1,589,000 available for use in the United Kingdom.

LINGO MEDIA CORPORATION
Notes to Consolidated Financial Statements
December 31, 2019, 2018 and 2017
(Expressed in Canadian Dollars, unless otherwise stated)

13.	GOVERNMENT GRANTS

Included as a reduction of selling, general and administrative expenses are government grants of $235,387 (2018 - $242,813, 2017 - $232,413), relating to the Company's publishing and software projects. At the end of the year, $22,276 (2018 - $nil, 2017 - $22,556) is included in accounts and grants receivable.

One government grant for the print-based English language learning segment is repayable in the event that the segment’s annual net income before tax for the current year and the previous two years exceeds 15% of revenue. During 2019 and 2018, the conditions for the repayment of grants did not arise and no liability was recorded.

One grant, relating to the Company’s “Development of Comprehensive, Interactive Phonetic English Learning Solution” project, is repayable semi-annually at a royalty rate of 2.5% per year’s gross sales derived from this project until 100% of the grant is repaid. No royalty was paid in 2019, 2018 or 2017 as no sales were generated from this project.

14.	FINANCIAL INSTRUMENTS

a.	Fair values

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

(i)	Foreign currency risk

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

A 10% strengthening of the US Dollars against Canadian Dollars would have increased the net equity by approximately $79,527 (2018 - $63,030) due to reduction in the value of net liability balance. A 10% of weakening of the US Dollar against Canadian Dollar at December 31, 2019 would have had the equal but opposite effect. The significant financial instruments of the Company, their carrying values and the exposure to other denominated monetary assets and liabilities, as of December 31, 2019 are as follows:

LINGO MEDIA CORPORATION
Notes to Consolidated Financial Statements
December 31, 2019, 2018 and 2017
(Expressed in Canadian Dollars, unless otherwise stated)

14.	FINANCIAL INSTRUMENTS (Cont’d)

(i)	Foreign currency risk (cont’d)

	2019	2018
	USD	USD
Cash	61,075	14,741
Accounts receivable	613,127	660,704
Accounts payable	61,885	189,586
Accrued liabilities	-	23,882

(ii)	Liquidity Risk

The Company manages its liquidity risk by preparing and monitoring forecasts of cash expenditures to ensure that it will have sufficient liquidity to meet liabilities when due. The Company’s accounts payable and accrued liabilities generally have maturities of less than 90 days. At December 31, 2019, the Company had cash of $442,489 (2018 - $233,843), accounts and grants receivable of $838,502 (2018 - $913,458) to settle current liabilities of $686,068 (2018 - $743,410).

(iii)	Credit Risk

Credit risk refers to the risk that one party to a financial instrument will cause a financial loss for the counterparty by failing to discharge an obligation. The Company is primarily exposed to credit risk through accounts receivable. The maximum credit risk exposure is limited to the reported amounts of these financial assets. Credit risk is managed by ongoing review of the amount and aging of accounts receivable balances. As at December 31, 2019, the Company has outstanding receivables of $838,502 (2018 - $913,458). The Company reviews the components of these accounts on a regular basis to evaluate and monitor this risk. The Company’s customers are generally financially established organizations, which limits the credit risk relating to the customers. In addition, credit reviews by the Company take into account the counterparty’s financial position, past experience and other factors. As at December 31, 2019, approximately 68%, $133,740 (2018 – 86%, $148,500) of accounts receivable balances over 30 days were not impaired. The consolidated entity has a credit risk exposure with a company located in China, which as at December 31, 2019 owed the consolidated entity $740,494 (89% of trade receivables) (2018: $812,978 (89% of trade receivables)).This balance was within its terms of trade and no impairment was made as at December 31, 2019. The Company’s payment terms range from 30 days to 60 days from the invoice date. There are no guarantees against this receivable but management closely monitors the receivable balance on a monthly basis and is in regular contact with this customer to mitigate risk. Management believes that the expected credit loss allowance is adequate. The Company deposits its cash with high credit quality financial institutions, with the majority deposited within Canadian Tier 1 Banks.

15.	MAJOR CUSTOMER

The Company had sales to a major customer in 2019, 2018 and 2017, a government agency of the People’s Republic of China. The total percentage of sales to this customer during the year was 86% (2018 – 80%, 2017– 59%) and the total percentage of accounts receivable at December 31, 2019 was 91% (2018 – 89%, 2017 – 84%).

LINGO MEDIA CORPORATION
Notes to Consolidated Financial Statements
December 31, 2019, 2018 and 2017
(Expressed in Canadian Dollars, unless otherwise stated)

16.	CAPITAL MANAGEMENT

The Company’s primary objectives when managing capital are to (a) safeguard the Company’s ability to develop, market, distribute and sell language learning products, and (b) provide a sound capital structure for raising capital at a reasonable cost for the funding of ongoing development of its products and new growth initiatives. The Board of Directors does not establish quantitative capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company includes equity, comprised of issued share capital, warrants, share-based payments reserve and deficit, in the definition of capital. The Company is dependent on cash flow from co-publishing and licensing agreements and external financing to fund its activities. In order to carry out planned development of its products and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There has been no change to the Company’s capital management from the approach used in 2018 or 2017.

17.	SEGMENTED INFORMATION

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

Transactions between operating segments and reporting segment are recorded at the exchange amount and eliminated upon consolidation.

2019	Online English Language Learning	Print-Based English Language Learning	Head Office	Total
Segmented assets	$136,648	$1,739,269	$75,973	$1,951,990
Segmented liabilities	286,109	675,856	223,749	1,185,714
Segmented revenue - online	259,172	-	-	259,172
Segmented revenue – royalty	22,846	1,674,204		1,697,050
Segmented direct costs	124,471	87,836	-	212,307
Segmented selling, general & administrative expense	224,320	247,673	525,166	997,159
Segmented other expense	116,212	279,056	723	395,991
Segmented profit (loss)	(182,985)	1,059,639	(525,889)	350,765

LINGO MEDIA CORPORATION
Notes to Consolidated Financial Statements
December 31, 2019, 2018 and 2017
(Expressed in Canadian Dollars, unless otherwise stated)

17.	SEGMENTED INFORMATION (Cont’d)

2018	Online English Language Learning	Print-Based English Language Learning	Head Office	Total
Segmented assets	$141,238	$1,087,463	$73,303	$1,302,004
Segmented liabilities	348,214	160,750	234,446	743,410
Segmented revenue - online	206,955	-	-	206,955
Segmented revenue – offline	8,012	-		8,012
Segmented revenue – royalty	38,701	1,686,514		1,725,215
Segmented direct costs	180,832	90,188	-	271,020
Segmented selling, general & administrative expense	348,436	64,580	787,750	1,200,766
Segmented intangible amortization	-	-	-	-
Segmented other expense	10,918	196,079	905	207,902
Segmented impairment	-	-	-	-
Segmented profit (loss)	(475,131)	1,335,666	(788,655)	71,879

2017	Online English Language Learning	Print-Based English Language Learning	Head Office	Total
Segmented assets	$189,200	$1,257,239	$87,633	$1,534,072
Segmented liabilities	228,418	164,294	587,606	980,318
Segmented revenue	1,088,197	1,688,571	-	2,776,768
Segmented direct costs	134,695	90,923	-	225,618
Segmented selling, general & administrative expense	455,915	97,404	814,834	1,368,153
Segmented intangible	1,051,928	-	-	1,051,928
Segmented other expense	1,074	182,461	1,131	184,666
Segmented impairment	2,087,700	-	-	2,087,700
Segmented profit (loss)	(6,148,195)	1,317,783	(815,965)	(5,646,377)

Other Financial Items	2019	2018	2017
Print-Based English language learning segment income	$1,059,639	$1,335,666	$1,317,783
Online language learning segment loss	(182,985)	(475,131)	(6,148,195)
Head office	(525,889)	(788,655)	(815,965)
Foreign exchange gain (loss)	(10,584)	38,351	(189,965)
Interest and other financial	(83,750)	(51,898)	(53,709)
Share-based payments	(93,865)	(162,489)	(371,513)
Other comprehensive income (loss)	(48,749)	32,202	(1,410)
Total Comprehensive Income (Loss)	$113,817	$(71,954)	$(6,262,792)

LINGO MEDIA CORPORATION
Notes to Consolidated Financial Statements
December 31, 2019, 2018 and 2017
(Expressed in Canadian Dollars, unless otherwise stated)

17.	SEGMENTED INFORMATION (Cont’d)

Revenue by Geographic Region

	2019	2018	2017
Latin America	$214,381	$187,008	$997,661
China	1,684,872	1,702,249	1,712,079
Other	56,969	50,925	67,028
	$1,956,222	$1,940,182	$2,776,768

Identifiable Non-Current Assets by Geographic Region

	2019	2018	2017
Canada	$548,829	$52,131	$29,804
China	567	1,033	885
	$549,396	$53,164	$30,689

18.	SUPPLEMENTAL CASH FLOW INFORMATION

	2019	2018	2017
Income taxes and other taxes paid	$183,288	$189,534	$178,022
Interest paid	$83,750	$51,898	$41,650

19.	RELATED PARTY BALANCES AND TRANSACTIONS

During the year, the Company had the following transactions with related parties, made in the normal course of operations, and accounted for at an amount of consideration established and agreed to by the Company and related parties.

a.	The Company charged $84,442 (2018 - $165,726, 2017 - $52,001) to three corporations with directors in common for rent, administration, office charges and telecommunications.

b.

Key management compensation was $335,000 (2018 – $360,672, 2017 – $360,023) and is reflected as consulting fees paid to corporations owned by a director and officers of the Company, of which, $53,000 (2018 - $17,065, 2017 - $3,121) is unpaid and included in accrued liabilities. Options granted to key management was $nil ($2018 - $nil, 2017 - $508,000).

c.

At the year end, the Company had fully repaid unsecured loans bearing interest at 12% per annum due to related parties of the Company (2018 - $nil, 2017 - $150,000). Throughout the year, $537,972 was advanced to the Company and the entire amount was repaid to lenders. Interest expense related to the loans is $8,054 (2018 - $42,133, 2017 - $4,586). Options granted to related parties during the year have a fair value of $nil (2018 - $ 25,988, 2017 - $nil).

LINGO MEDIA CORPORATION
Notes to Consolidated Financial Statements
December 31, 2019, 2018 and 2017
(Expressed in Canadian Dollars, unless otherwise stated)

20.	SUBSEQUENT EVENT

a)	Ontario Interactive Digital Media Tax Credit

Subsequent to the year end, the Company received an approval and funding of its grant from the Province of Ontario’s Ontario Interactive Digital Media Tax Credit (“OIDMTC”) in the amount of $904,940. The OIDMTC is a refundable tax credit based on eligible Ontario labour expenditures in additional to eligible marketing and distribution expenditures claimed by a qualifying corporation with respect to interactive digital media products.

The Ontario Creates Interactive Digital Media (“IDM”) Fund Concept Definition and Production programs provide content creators with funding for high quality, original interactive digital media content projects that make a positive contribution to the Ontario economy.

The fund assesses innovative interactive media projects, including e-learning, that are deemed to contribute to education and learning through the application of text, images, and other multimedia. The approval process involves a full audit of the product and processes.

b)	COVID-19

Since December 31, 2019, the outbreak of the novel strain of coronavirus, specifically identified as “COVID-19,” has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The extent to which COVID-19 and any other pandemic or public health crisis impacts the Company’s business, affairs, operations, financial condition, liquidity, availability of credit and results of operations will depend on future developments that are highly uncertain and cannot be predicted with any meaningful precision, including new information which may emerge concerning the severity of the COVID-19 virus and the actions required to contain the COVID-19 virus or remedy its impact, among others. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its operating subsidiaries in future periods.

Lingo Media has taken measures to protect its management, employees and contractors and has advised them to work from home and maintain a safe environment to ensure they are healthy and have minimal exposure to the risk of infection.

The Company has contacted all the parties it is working with to ensure they are all working in a safe environment. A number of such parties have had an impact on their operations and ability to collaborate, while, a large number have identified multiple new business opportunities due to COVID-19 and the stay at home order of students in many countries. Lingo Media is offering e-learning solutions which fit the challenges schools and universities are facing by providing an online language learning solutions. In addition, the Company has designed a number of promotions to ensure its clients can easily deploy its suite of products that are well suited for a quarantined environment.

Trading Symbols (TSX-V: LM; OTC: LMDCF; FSE: LIMA) 151 Bloor St West Suite 703 Toronto, Ontario Canada M5S 1S4 Tel : 416.927.7000 Fax : 416.927.1222 www.lingomedia.com

Lingo Media Corporation

Form 51 – 102 F1

Management Discussion & Analysis

For the Year Ended December 31, 2019

April 29, 2020

MANAGEMENT DISCUSSION & ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2019

Notice to Reader

The following Management Discussion & Analysis ("MD&A") of Lingo Media Corporation’s (the "Company" or "Lingo Media") financial condition and results of operations, prepared as of April 29, 2020, should be read in conjunction with the Company's Consolidated Financial Statements and accompanying Notes for the years ended December 31, 2019 and 2018, which have been prepared in accordance with International Financial Reporting Standards are incorporated by reference herein and form an integral part of this MD&A.  All dollar amounts are in Canadian Dollars unless stated otherwise. These documents can be found on the SEDAR website www.sedar.com.

Our MD&A is intended to enable readers to gain an understanding of Lingo Media’s current results and financial position. To do so, we provide information and analysis comparing the results of operations and financial position for the current year to those of the preceding comparable years. We also provide analysis and commentary that we believe is required to assess the Company's prospects. Accordingly, certain sections of this report contain forward-looking statements that are based on current plans and expectations. These forward-looking statements are affected by risks and uncertainties that are discussed in this document and that could have a material impact on prospects. Readers are cautioned that actual results could vary.

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

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF; FSE: LIMA) Management Discussion & Analysis

2

Summary Description of Lingo Media

Lingo Media (“Lingo Media,” the “Company,” “we” or” us”) is an EdTech company that is ‘Changing the way the world learns languages’ through the combination of education with technology. The Company is focused on online and print-based technologies and solutions through its two subsidiaries: Lingo Learning Inc. (Lingo Learning”) and ELL Technologies Ltd. (“ELL Technologies”). Through its two distinct business units, Lingo Media develops, markets and supports a suite of English and other language learning solutions consisting of web-based software licensing subscriptions, online and professional services, audio practice tools and multi-platform applications. In addition, the Company operates its textbook publishing business from which it collects recurring royalty revenues.

Lingo Media’s two distinct business units include ELL Technologies and Lingo Learning. ELL Technologies is an online educational technology (“EdTech”) language learning training and assessment company that creates innovative software-as-a-service elearning solutions. ELL Technologies market consists of educational institutions (such as schools, high schools, vocation schools, universitites, etc.) and corporations. ELL Technologies sells and markets its online language learning soluitons in Latin America, Asia, Europe, and the U.S.. Lingo Learning is a print-based publisher of English language learning textbook programs in China. The Company has formed successful relationships with key government and industry organizations, establishing a strong presence in China’s education market.

The Company continues to invest in its underlying technology, including features and scalability, as well as, language content and leverage its industry expertise to expand into more scalable education technology. Recent product initiatives have allowed us to expand the breadth of our language learning product offerings. The Company’s web-based EdTech learning segment continues to present a significant opportunity for long-term value creation.

Lingo Media’s strategy is to focus on sales channels and relationships while continuously developing its content and technology offerings.

Operational & Corporate Highlights

●	Online English Language Learning:

✔	advanced development of its teacher methodology course

✔	completed development of chat functionality in its new Learning Management System (“LMS”)

✔	completed development of resource allocation functionality for teachers in the new LMS

✔	completed development of lesson assignment functionality in the new LMS

✔	enabled students’ recordings of speech exercises for teachers

✔	integrated mobile app data results within the web version of the new LMS

✔	enabled lesson and resource assignment via iPADs

✔	added localization for French and Spanish

✔	entered into a distribution agreement with JPH Consultoria Academica in Guatemala

✔	renewed agreement with FloridaBlanca in Colombia for an additional year

✔	renewed agreement with Innovalingua de Mexico SAS de CV in Mexico

✔	signed new distribution agreements in Ecuador and Mexico

✔	hired a sales manager to bolster sales in LATAM

●	Print-Based English Language Learning:

✔	expanded existing market for PEP Primary English program into additional provinces in China

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF; FSE: LIMA) Management Discussion & Analysis
3

Online Language Learning

ELL Technologies has developed and is marketing one of the largest libraries of online language learning resources in the world. The library has more than 3,000 hours of interactive learning through a number of product offerings that include Winnie’s World, English Academy, Campus, English for Success, Master and Business in addition courses to learn French, Spanish, Portuguese, and Mandarin languages. ELL Technologies is primarily marketed in Latin America, Asia, Europe, and now the U.S. through a network of distributors and earns its revenues from online and offline licensing fees from its suite of web-based language learning products and applications.

ELL Technologies’ high-tech, easy to implement eLearning Software-as-a-Service solutions have positioned the Company to provide learners of all ages and levels of English proficiency with a platform to further their language learning development.

All products have been designed with our proprietary tools enabling ELL Technologies to market and sell to academic institutions and governments. Educators who license the platform are able to easily assign, and arrange lessons and courses as they see fit, personalizing the learning to a particular individual’s needs and progress.

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF; FSE: LIMA) Management Discussion & Analysis
4

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

Summary of our 2019 product development achievements as follows:

●	Developed personalized resource and lesson allocation to single or group of learners

●	Integrated mobile app data results with LMS

●	Completed chat functionality between teachers and students

●	Enabled lesson and resource assignment via iPADs

●	Added localization for French and Spanish

Print-Based English Language Learning

The Company has been operating a textbook publishing business through Lingo Learning, a print-based publisher of English language learning programs in China since 2001. Lingo Learning has an established presence in China’s education market of over 300 million students. To date, it has co-published more than 708 million units from its library of program titles.

Overall Performance

During 2019, Lingo Media recorded revenues of $1,956,222 as compared to $1,940,182 in 2018, an increase of 1%. Net profit was $162,566 as compared to net loss $104,156 in 2018 resulting in a $0.00 earning per share as compared to $0.00 loss per share in 2018. Total comprehensive income was $113,817 as compared to a total comprehensive loss of $71,954 in 2018. Share-based payments of $93,865 was recorded in 2019 as compared to $162,489 in 2018. In addition, cash generated in operations in 2019 was $278,455 as compared to $214,248 in 2018.

Online English Language Learning

ELL Technologies earned revenue from its portfolio of products of $282,018 for the year, compared to $253,668 in 2018.

Print-Based English Language Learning

Lingo Media earned royalty revenue of $1,674,204 in 2019 compared to $1,686,514 in 2018 from People’s Education Press and People’s Education & Audio Visual Press.

Market Trends and Business Uncertainties

Lingo Media believes that the global market trends in English language learning remain strong and will continue to grow. Developing countries around the world, specifically in Latin America and Asia are expanding their mandates for the teaching of English amongst students, young professionals and adults.

The British Council suggests that there are 1.6 Billion people learning English globally. English language learning products and services are currently a US$8.9 Billion global market notes Orbit Research.

GlobalEnglish forecasts the global eLearning market to grow to 17% year over year. Markets and Markets forecasts the global EdTech market to grow from US$43.27 Billion in 2015 to US$93.76 Billion to 2020, or at a CAGR or 16.72%.

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF; FSE: LIMA) Management Discussion & Analysis
5

Latin American Region

The Inter-American Dialogue recently noted that while English language training programs exist in various forms throughout Latin American region, there are three key factors that these programs must address to be successful: ensuring continuity, developing a strong monitoring and evaluation framework, and addressing the lack of sufficient qualified teachers. Students attending English language training (“ELT”) classes in Latin America accounted for approximately 14 per cent of worldwide revenues, or US$321-million in 2017. Growth has been very rapid in the Latin American region and represents a particularly strong opportunity moving forward relative to other geographic regions.

Asia-Pacific Region

Technavio forecasts the English language training (“ELT”) market in China to be worth US$75 Billion by 2022, growing at a CAGR of 22%. The growth of the ELT market in China is driven by more people desiring to learn English, the adaptation of smartphones, increasing levels of disposable income, and the inherent advantages of online education. Technavio also notes that 49% of the growth in the global digital English language learning market will come from the Asia-Pacific region.

Lingo Media is positioned to take advantage of the market opportunity for English language training in Latin America and Asia, with its scalable digital language learning technology and solutions. Although the market outlook remains positive, there can be no assurance that this trend will continue or that the Company will benefit from this trend.

General Financial Condition

As at December 31, 2019 Lingo Media had working capital balance of $716,526 compared to $505,430 as at December 31, 2018. Net profit for the year ended December 31, 2019 was $162,566 compared to net loss of $104,156 for the year ended December 31, 2018.

Financial Highlights

For the Year Ended December 31	2019	2018	2017
Revenue
Print-Based English Language Learning	$1,674,204	$1,686,514	$1,688,571
Online English Language Learning	282,018	253,668	1,088,197
	1,956,222	1,940,182	2,776,768
Net Profit (Loss) for the Year	162,566	(104,156)	(6,261,382)
Earnings per Share
Basic	0.00	$(0.00)	$(0.18)
Fully Diluted	0.00	$(0.00)	$(0.18)
Total Assets	1,951,990	1,302,004	1,534,072
Working Capital	716,526	505,430	523,065
Cash Provided – Operations	278,455	214,248	84,702

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF; FSE: LIMA) Management Discussion & Analysis
6

The Company had cash on hand as at December 31, 2019 of $442,489 (2018 - $233,843) and accounts receivable of $838,502 (2018 - $913,458) to settle its current liabilities of $686,068 (2018 - $743,410) leaving a working capital balance of $716,526 (2018 - $505,430).

Results of Operations

During the year, Lingo Media earned $282,018 in online licensing sales revenue as compared to $253,668 in 2018.

Revenues from Print-Based English language learning for the period were $1,674,204 compared to $1,686,514 in 2018 as a result of foreign exchange fluctuations in the Chinese RMB and Canadian Dollar vs. the US Dollar. Direct costs associated with publishing revenue are relatively modest and have been consistent throughout the years. The Company continues to maintain its relationship with PEP and is investing in new updated editions of its programs and marketing activities to maintain and ideally to increase its royalty revenues.

During 2019, Lingo Media recorded revenues of $1,956,222 as compared to $1,940,182 in 2018. Net profit was $162,566 as compared to net loss $104,156 in 2018 resulting in a $0.00 earning per share as compared to $0.00 loss per share in 2018.

Selling, General and Administrative

Selling, general and administrative expenses were $997,159 compared to $1,200,766 in 2018. Selling, general and administrative expenses for the three segments are segregated below.

(i)	Print-Based English Language Learning

Selling, general and administrative cost for print-based publishing increased from $64,580 in 2018 to $247,673 in 2019 due to the increase in consulting fees & salaries and professional fees. The following is a breakdown of selling, general and administrative costs directly related to print-based English language learning:

For the Year Ended December 31	2019	2018
Sales, marketing & administration	$ 53,056	$ 72,154
General admin expense recovery	(83,771)	(82,464)
Consulting fees & salaries	399,044	246,783
Travel	40,402	48,465
Premises	59,665	11,577
Professional fees	14,664	10,878
Less: Grants	(235,387)	(242,813)
	$ 247,673	$ 64,580

(ii)	Online English Language Learning

Selling, general and administrative costs related to online English language learning was $224,320 for the year compared to $348,436 in 2018. Travel, consulting fees and salaries and professional fees for this business unit decreased in 2019 as compared to 2018.

For the Year Ended December 31	2019	2018
Sales, marketing & administration	$ 152,803	$ 120,629
General admin expense recovery	(1,737)	-
Consulting fees & salaries	560	146,202
Travel	11,331	18,593
Premises	48,000	48,000
Professional fees	13,362	15,012
	$ 224,320	$ 348,436

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF; FSE: LIMA) Management Discussion & Analysis
7

(iii)	Head Office

Selling, general and administrative costs related to head office was $525,166 for the year compared to $787,750 in 2018. Selling, general and administrative costs for this reporting unit decreased in 2019 as compared to 2018, which is the result of a decrease in expenditures related to professional fees and sharesholder services.

For the Year Ended December 31	2019	2018
Sales, marketing & administration	$ 67,862	$ 117,538
Consulting fees & salaries	315,810	481,574
Travel	1,249	9,322
Shareholder services	62,465	76,240
Professional fees	77,781	103,076
	$ 525,166	$ 787,750
Total Selling and Administrative Expenses	$ 997,159	$ 1,200,766

Net Income

Total comprehensive income for the Company was $113,817 for the year ended December 31, 2019 as compared to total comprehensive loss $71,954 in 2018. Total comprehensive income can be attributed to the two operating segments and head office as a reporting segement as shown below:

Online ELL	2019	2018
Revenue	$282,018	$253,668
Expenses:
Direct costs	124,471	180,832
General & administrative	224,320	348,436
Bad debt expense	(85,491)	(293,379)
Amortization of property & equipment	1,280	1,605
Development costs	196,609	481,992
Income taxes and other taxes	3,814	9,313
	465,003	728,799
Segmented Loss - Online ELL	(182,985)	(475,131)

Print-Based ELL
Revenue	1,674,204	1,686,514
Expenses:
Direct costs	87,836	90,188
General & administrative	247,673	64,580
Amortization of property & equipment	16,201	15,859
Amortization of office lease	83,381	-
Income taxes and other taxes	179,475	180,221
	614,565	350,848
Segmented Profit – Print-Based ELL	1,059,639	1,335,666

Head Office
Expenses:
General & administrative	525,166	787,750
Amortization of property & equipment	723	905
	525,889	788,655
Total Segmented Loss	$350,765	$71,880

Other
Foreign exchange	(10,584)	38,351
Interest and other financial expenses	(83,750)	(51,898)
Share-based payment	(93,865)	(162,489)
Other comprehensive income (loss)	(48,749)	32,202
	(236,948)	(143,834)
Total Comprehensive Income (Loss)	$113,817	$(71,954)

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF; FSE: LIMA) Management Discussion & Analysis
8

Foreign Exchange

The Company recorded foreign exchange loss of $10,584 as compared to foreign exchange gain of $38,351 in 2018, relating to the Company's currency risk through its activities denominated in foreign currencies as it is exposed to foreign exchange risk as a significant portion of its revenue and expenses are denominated in Chinese Renminbi and US Dollars.

Share-Based Payments

The Company amortizes share-based payments with a corresponding increase to the contributed surplus account. During the year, the Company recorded an expense of $93,865 compared to $162,489 in 2018.

Net Profit for the Year

The Company reported a net profit of $162,566 for the year as compared to net loss of $104,156 in 2018. The earning per share is $0.00.

Total Comprehensive Income

The total comprehensive income is calculated after the application of exchange differences on translating foreign operations gain / (loss). The Company reported a total comprehensive income of $113,817 for the year ended December 31, 2019, as compared to a comprehensive loss of $71,954 in 2018.

Summary of Quarterly Results

	Q1 – 19	Q2 – 19	Q3 – 19	Q4 – 19
Revenue	$111,964	$ 895,205	$ 117,545	$ 831,508
Income / (Loss) Before Taxes and Other Comprehensive Income	(306,962)	520,553	(300,438)	432,701
Total Comprehensive Income / (Loss)	(328,899)	418,142	(320,519)	345,093
Income / (Loss) per Share (Basic)	$(0.00)	$0.01	$(0.01)	$0.01
	Q1 – 18	Q2 – 18	Q3 – 18	Q4 – 18
Revenue	$80,335	$ 960,159	$ 186,518	$ 713,170
Income / (Loss) Before Taxes and Other Comprehensive Income	(536,836)	613,867	(145,813)	167,707
Total Comprehensive Income / (Loss)	(544,311)	478,062	(160,765)	155,060
Income / (Loss) per Share (Basic)	$(0.02)	$0.00	$(0.00)	$0.00

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

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF; FSE: LIMA) Management Discussion & Analysis
9

Fourth Quarter 2019

In the fourth quarter, the Company earned revenue of $831,508 in 2019 as compared to $713,170 same period in 2018, an increase of 16% due to increase of online licensing sales. In Q4, the Company records royalty revenues as discussed above. The Company recorded a total comprehensive income of $345,093 in the fourth quarter as compared to $155,060 in the same period of 2018. The improvement in profitability was primarily due to increase of online licensing sales and decrease of direct costs and development costs.

Liquidity and Capital Resources

As at December 31, 2019, the Company had cash of $442,489 compared to $233,843 in 2018. Accounts and grants receivable of $838,502 were outstanding at the end of the year compared to $913,458 in 2018. With 93% of the receivables from PEP and the balance due from ELL Technologies’ customers, the Company does not anticipate an effect on its liquidity. Total current assets amounted to $1,402,594 (2018 - $1,248,840) with current liabilities of $686,068 (2018 - $743,410) resulting in working capital balance of $716,526 (2018 - $505,430).

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

Transactions with Related Parties

The Company’s key management includes Michael Kraft, Chairman, Gali Bar-Ziv, President & CEO, Khurram Qureshi, CFO in addition to its Board of Directors.

The Company had the following transactions with related parties, made in the normal course of operations, and accounted for at an amount of consideration established and agreed to by the Company and related parties.

The Company charged $84,442 (2018 - $165,726, 2017 - $52,001) to three corporations with directors in common for rent, administration, office charges and telecommunications.

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF; FSE: LIMA) Management Discussion & Analysis
10

Key management compensation was $335,000 (2017 - $360,672, 2017 – $360,023) and is reflected as consulting fees and commissions paid to corporations owned by officers of the Company, of which, $53,000 (2017 - $17,065 , 2016 - $3,121) is unpaid and included in accounts payable and accrued liabilities. Options granted to key management was $ nil ($2018 - $nil, 2017 - $508,000).

At the year end, the Company had fully repaid unsecured loans bearing interest at 12% per annum due to related parties of the Company (2018 - $nil, 2017 - $150,000). Throughout the year, $537,972 was advanced to the company and entire amount was repaid to related parties. Interest expense related to the loans is $8,054 (2018 - $42,133 , 2017 - $4,586). Options granted to related paries during the year have a fair value of $nil (2018 - $25,988 , 2017 - $nil).

Recently Adopted Accounting Policy

The Company has adopted IFRS 16 retrospectively from January 1, 2019, but has not restated comparative information, as permitted under the specific transitional provisions in the standard in accordance with the modified retrospective approach for adoption. The reclassifications and the adjustments arising from the new leasing standard are therefore recognized in the opening consolidated balance sheet on January 1, 2019.

Under IFRS 16, a lessee recognizes a right-of-use asset and a lease obligation. The right-of-use asset is treated similarly to other non-financial assets and depreciated accordingly and the liability accrues interest. This will typically produce a front-loaded expense profile (whereas operating leases under IAS 17 would typically have had straight-line expenses) as an assumed linear depreciation of the right-of-use asset and the decreasing interest on the liability will lead to an overall decrease of expense over the reporting period. Upon adoption, the Company has elected to apply the available exemptions for short-term leases and leases of low-value assets. The Company has also elected to apply the practical expedient whereby leases whose term ends within 12 months of the date of the initial application would be accounted for in the same way as short-term leases. The Company has elected to use the practical expedient of excluding initial direct costs from the measurement of the right of use asset cost at the date of initial application.The Company has recognized low-value assets and short-term lease payments as an expense on a straight-line basis over the lease term.

The lease obligation is initially recognized as the present value of future lease payments discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s applicable incremental borrowing rate. Lease payments do not include variable lease payments other than those that depend on an index or rate. The incremental borrowing rate is the rate which the Company would have to pay to borrow, over a similar term and with a similar security, the funds necessary to obtain an asset of similar value to the right-of-use asset.

The Company has included the estimated extension of their lease in the lease term in assessing the present value of future lease payments. The lease obligation is subsequently measured by reducing the carrying amount to reflect lease payments made and to reflect any reassessments or modifications.

The right-of-use asset is initially measured at cost, which comprises the amount of the initial measurement of the lease liability adjusted for lease inducements. The right-of-use asset is subsequently measured at cost less accumulated depreciation and any accumulated impairment losses and adjusted for any remeasurement of the lease obligation. Right-of use assets are depreciated in accordance with the Company’s accounting policy for property and equipment.

On transition to IFRS 16, the Company recognized a right of use asset and lease obligation of $644,121. The recognition of the right of use asset is considered non-cash items within the statement of cash flows.

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF; FSE: LIMA) Management Discussion & Analysis
11

Subsequent Event

a)	Ontario Interactive Digital Media Tax Credit

Subsequent to the year end, the Company received an approval and funding of its grant from the Province of Ontario’s Ontario Interactive Digital Media Tax Credit (“OIDMTC”) in the amount of $904,940. The OIDMTC is a refundable tax credit based on eligible Ontario labour expenditures in additional to eligible marketing and distribution expenditures claimed by a qualifying corporation with respect to interactive digital media products.

The Ontario Creates Interactive Digital Media (“IDM”) Fund Concept Definition and Production programs provide content creators with funding for high quality, original interactive digital media content projects that make a positive contribution to the Ontario economy.

The fund assesses innovative interactive media projects, including e-learning, that are deemed to contribute to education and learning through the application of text, images, and other multimedia. The approval process involves a full audit of the product and processes.

b)	COVID-19

Since December 31, 2019, the outbreak of the novel strain of coronavirus, specifically identified as “COVID-19,” has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The extent to which COVID-19 and any other pandemic or public health crisis impacts the Company’s business, affairs, operations, financial condition, liquidity, availability of credit and results of operations will depend on future developments that are highly uncertain and cannot be predicted with any meaningful precision, including new information which may emerge concerning the severity of the COVID-19 virus and the actions required to contain the COVID-19 virus or remedy its impact, among others. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its operating subsidiaries in future periods.

Lingo Media has taken measures to protect its management, employees and contractors and has advised them to work from home and maintain a safe environment to ensure they are healthy and have minimal exposure to the risk of infection.

The Company has contacted all the parties it is working with to ensure they are all working in a safe environment. A number of such parties have had an impact on their operations and ability to collaborate, while, a large number have identified multiple new business opportunities due to COVID-19 and the stay at home order of students in many countries. Lingo Media is offering e-learning solutions which fit the challenges schools and universities are facing by providing an online language learning solutions. In addition, the Company has designed a number of promotions to ensure its clients can easily deploy its suite of products that are well suited for a quarantined environment.

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF; FSE: LIMA) Management Discussion & Analysis
12

Additional Disclosure

Property and Equipment

	Computer and Office Equipment	Leasehold Improvements	Total
Cost, January 1, 2018	$ 89,787	$ -	$ 89,787
Additions	7,839	33,180	41,019
Effect of foreign exchange	249	-	249
Cost, December 31, 2018	$ 97,875	$ 33,180	$ 131,055
Additions	450	-	450
Write off	(12,126)	-	(12,126)
Effect of foreign exchange	(1,371)	-	(1,371
Cost, December 31, 2019	$ 84,828	$ 33,180	$ 118,008
Accumulated depreciation, January 1, 2018	$ 59,098	$ -	$ 59,098
Charge for the year	6,756	11,613	18,369
Effect of foreign exchange	424	-	424
Accumulated depreciation, December 31, 2018	66,278	$ 11,613	$ 77,891
Charge for the year	6,595	11,613	18,208
Write off	(12,126)	-	(12,126)
Effect of foreign exchange	(1,180)	-	(1,180)
Accumulated depreciation, December 31, 2019	$ 59,567	$ 23,226	$ 82,793

Net book value, December 31, 2018	$ 31,597	$ 21,567	$ 53,164
Net book value, December 31, 2019	$ 25,261	$ 9,954	$ 35,215

Right-of-Use Asset and Lease Obligation

The Company has one office facility under lease. The lease term is 5 years from 2016, with an option to renew the lease for another 5 year term after that date.

Non-cancellable lease rentals are payable as follows:

Less than 1 year	$117,598
Between 1 and 5 years	19,600
more than 5 years	-
$137,198

On adoption of IFRS 16, the Company recognized lease obligations in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17, “Leases”. These obligations were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019. The lessee’s incremental borrowing rate applied to the lease obligations on January 1, 2019 was 8%.

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF; FSE: LIMA) Management Discussion & Analysis
13

The reconciliation from the operating lease commitment disclosued in the Annual Financial Statements as at December 31, 2018 and the lease obligation as at January 1, 2019 is as follows:

Operating lease commitment as at December 31, 2018	$482,813

Discounted using incremental borrowing rate as at January 1, 2019	$256,280
Recognition exemption of leases with terms less than 1 year	(21,500)
Extension options reasonably certain to be exercised	409,341
Lease obligation as at January 1, 2019	$644,121

For the year ended December 31, 2019, an accretion of $48,239 in carrying amount of lease liability was recorded because of the use of present value factor at initial measurement.

For the year ended December 31, 2019, variable lease payments of $91,797 were recorded.

The Company has equipment leases and an office lease in Beijing which it has determined are not recognized as right of use assets or lease liabilities as they are short-term and low dollar value.

The Company’s lease obligation and movements therein during the year ended December 31, 2019:

Lease Obligation

Lease obligation recognized on adoption of IFRS 16 on January 1, 2019	$644,121
Accretion on lease liability	48,239
Lease payment	(117,598)
Lease obligation at December 31, 2019	574,762

Of which are:
Current lease obligations	$75,116
Long-term lease obligations	499,646
574,762

The Company’s right-of-use assets and movements therein during the year ended December 31, 2019:

Office Lease
Right-of-use assets recognized on adoption of IFRS 16 on January 1, 2019	$644,121
Lease inducement recognized as a reduction of right-of-use asset on adoption	(46,559)
Depreciation on right-of-use assets	(83,381)
Right-of-use assets at December 31, 2019	514,181

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF; FSE: LIMA) Management Discussion & Analysis
14

Financial Instruments

a.	Fair values

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

(i)	Foreign currency risk

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

A 10% strengthening of the US Dollars against Canadian Dollars would have increased the net equity by approximately $79,527 (2018 - $63,030) due to reduction in the value of net liability balance. A 10% of weakening of the US Dollar against Canadian Dollar at December 31, 2019 would have had the equal but opposite effect. The significant financial instruments of the Company, their carrying values and the exposure to other denominated monetary assets and liabilities, as of December 31, 2019 are as follows:

	2019	2018
	USD	USD
Cash	61,075	14,741
Accounts receivable	613,127	660,704
Accounts payable	61,885	189,586
Accrued liabilities	-	23,882

(i)	Liquidity Risk

The Company manages its liquidity risk by preparing and monitoring forecasts of cash expenditures to ensure that it will have sufficient liquidity to meet liabilities when due. The Company’s accounts payable and accrued liabilities generally have maturities of less than 90 days. At December 31, 2019, the Company had cash of $442,489 (2018 - $233,843), accounts and grants receivable of $838,502 (2018 - $913,458) to settle current liabilities of $686,068 (2018 - $743,410).

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF; FSE: LIMA) Management Discussion & Analysis
15

(iii)	Credit Risk

Credit risk refers to the risk that one party to a financial instrument will cause a financial loss for the counterparty by failing to discharge an obligation. The Company is primarily exposed to credit risk through accounts receivable. The maximum credit risk exposure is limited to the reported amounts of these financial assets. Credit risk is managed by ongoing review of the amount and aging of accounts receivable balances. As at December 31, 2019, the Company has outstanding receivables of $838,502 (2018 - $913,458). The Company reviews the components of these accounts on a regular basis to evaluate and monitor this risk. The Company’s customers are generally financially established organizations, which limits the credit risk relating to the customers. In addition, credit reviews by the Company take into account the counterparty’s financial position, past experience and other factors. As at December 31, 2019, approximately 68%, $133,740 (2018–86%, $148,500) of accounts receivable balances over 30 days were not impaired. The consolidated entity has a credit risk exposure with a company located in China, which as at December 31, 2019 owed the consolidated entity $740,494 (89% of trade receivables) (2018: $812,978 (89% of trade receivables)).This balance was within its terms of trade and no impairment was made as at December 31, 2019. The Company’s payment terms range from 30 days to 60 days from the invoice date. There are no guarantees against this receivable but management closely monitors the receivable balance on a monthly basis and is in regular contact with this customer to mitigate risk. Management believes that the expected credit loss allowance is adequate. The Company deposits its cash with high credit quality financial institutions, with the majority deposited within Canadian Tier 1 Banks.

Disclosure of Outstanding Share Data

As of April 29, 2020, the followings are outstanding:

Common Shares – 35,529,192

Warrants             –              Nil

Stock Options     –   6,642,000

Approval

The Directors of Lingo Media have approved the disclosure contained in this MD&A.

Additional Information

Additional information relating to the Company can be found on SEDAR at www.sedar.com.

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF; FSE: LIMA) Management Discussion & Analysis
16