Form 20-F
period 2020-12-31
LINGO MEDIA CORP
filed 2021-05-17
CIK 1177167

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Annual Report

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020

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

151 Bloor Street West, Suite 609, Toronto, Ontario, Canada M5S 1S4

(Address of principal executive offices)

Gali Bar-Ziv, President & CEO

Tel: (416) 927-7000 x33 Fax: (416) 927-1222 Email: investor@lingomedia.com

Lingo Media Corporation 151 Bloor Street West, Suite 609, Toronto, Ontario, Canada M5S 1S4

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

SEE ITEM 6

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Lingo Media Corporation (“Lingo Media” or the “Company”) is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of Ontario whose shares are listed on the TSX Venture Exchange and are inter-listed on the OTC Grey Market. The consolidated financial statements of the Company as at and for the year ended December 31, 2020 comprise the Company and its wholly owned subsidiaries: Lingo Learning Inc., ELL Technologies Ltd., Lingo Group Limited, ELL Technologies Limited, Vizualize Technologies Corporation, Speak2Me Inc., and Parlo Corporation (the “Group”).

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

The head office, principal address and registered office of the Company is located at 151 Bloor Street West, Suite 609, Toronto, Ontario, Canada, M5S 1S4.

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

The following data for the fiscal years ended December 31, 2020, 2019, 2018, 2017, and 2016 is derived from our consolidated financial statements prepared in accordance with IFRS as issued by the IASB and all are expressed in Canadian Dollars.

	Fiscal Year Ended December 31
	2020	2019	2018	2017	2016
Revenue	2,102,054	$1,956,222	$1,940,182	$2,776,768	$3,195,221
Profit/(Loss) from Operations	1,345,353	440,188	98,925	(5,839,868)	434,319
Total Comprehensive Profit/(Loss)	1,077,609	113,817	(71,954)	(6,262,792)	124,420
Total Assets	2,396,035	1,951,990	1,302,004	1,534,072	7,176,192
Current Assets	2,355,562	1,402,594	1,248,840	1,503,383	3,709,077
Issued Share Capital	35,529,192	35,529,192	35,529,192	35,529,192	35,529,192
Weighted Average Number of Common Shares Outstanding	35,529,192	35,529,192	35,529,192	35,529,192	33,987,383
Total Equity	1,867,029	766,276	558,594	553,754	6,445,033
Dividends per Common Share	NIL	NIL	NIL	NIL	NIL
Earnings/(Loss) per Share
Basic	0.03	$0.00	$(0.00)	$(0.18)	$0.00
Diluted	0.03	$0.00	$(0.00)	$(0.18)	$0.00

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

Table No. 4

U.S. Dollar/Canadian Dollar

	Average	High	Low	Close
March 2021	1.2574	1.2740	1.2363	1.2558
February 2021	1.2700	1.2871	1.2466	1.2739
January 2021	1.2727	1.2882	1.2588	1.2777
December 2020	1.2815	1.3008	1.2686	1.2730
November 2020	1.3089	1.3371	1.2921	1.3000
October 2020	1.3208	1.3391	1.3079	1.3317
September 2020	1.3208	1.3421	1.2992	1.3319
August 2020	1.3251	1.3452	1.3018	1.3045
July 2020	1.3515	1.3648	1.3329	1.3413
June 2020	1.3564	1.3802	1.3313	1.3573
May 2020	1.3981	1.4174	1.3712	1.3771
April 2020	1.4060	1.4300	1.3848	1.3944

Fiscal Yr Ended December 31, 2020	1.3412	1.4669	1.2686	1.2730
Fiscal Yr Ended December 31, 2019	1.3266	1.3638	1.2965	1.2962
Fiscal Yr Ended December 31, 2018	1.2961	1.3642	1.2552	1.3644
Fiscal Yr Ended December 31, 2017	1.2986	1.3743	1.2128	1.2545
Fiscal Yr Ended December 31, 2016	1.3219	1.4691	1.2458	1.3433

3.B.          Capitalization and Indebtedness

Not applicable

3.C.          Reasons for the Offer and Use of Proceeds

Not applicable

3.D.          Risk Factors

Financial risk management objectives and policies

The financial risk arising from the Company’s operations are currency risk, liquidity risk and credit risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Group’s ability to continue as a going concern. COVID-19 may also impact the company’s targeted markets and its customer’s finiancial ability. The risks associated with accounts receivable and the policies on how to mitigate these risks are as follows:

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

A 10% strengthening of the US Dollars against the Canadian Dollar would have increased the net equity by approximately $198,201 (2019 - $79,527) due to reduction in the value of net liability balance. A 10% of weakening of the US Dollar against Canadian Dollar at December 31, 2020 would have had the equal but opposite effect. The significant financial instruments of the Company, their carrying values and the exposure to other denominated monetary assets and liabilities, as of December 31, 2020 are as follows:

	2020	2019
	USD	USD
Cash	820,597	61,075
Accounts receivable	751,586	613,127
Accounts payable	15,468	61,885

Liquidity Risk

The Company manages its liquidity risk by preparing and monitoring forecasts of cash expenditures to ensure that it will have sufficient liquidity to meet liabilities when due. The Company’s accounts payable and accrued liabilities generally have maturities of less than 90 days. At December 31, 2020, the Company had cash of $1,212,778 (2019 - $442,489), accounts and grants receivable of $973,852 (2019 - $838,502) to settle current liabilities of $459,006 (2019 - $686,068).

Credit Risk

Credit risk refers to the risk that one party to a financial instrument will cause a financial loss for the counterparty by failing to discharge an obligation. The Company is primarily exposed to credit risk through accounts receivable. The maximum credit risk exposure is limited to the reported amounts of these financial assets. Credit risk is managed by ongoing review of the amount and aging of accounts receivable balances. As at December 31, 2020, the Company had outstanding receivables of $973,852 (2019 - $838,502).  The Company reviews the components of these accounts on a regular basis to evaluate and monitor this risk. The Company’s customers are generally financially established organizations, which limits the credit risk relating to the customers.

In addition, credit reviews by the Company take into account the counterparty’s financial position, past experience and other factors. As at December 31, 2020, approximately 37%, $197,126 (2019 – 68%, $133,740) of accounts receivable balances over 30 days were not impaired. The consolidated entity has a credit risk exposure with a Government agency of the People’s Republic of China, which as at December 31, 2020 owed the consolidated entity $924,096 (95% of trade receivables) (2019: $740,494 (89% of trade receivables)).This balance was within its terms of trade and no impairment was made as at December 31, 2020. The Company’s payment terms range from 30 days to 60 days from the invoice date. As of April 30, 2021, $641,322 of accounts receivable has been received. There are no guarantees of payment of this receivable but management closely monitors the receivable balance on a monthly basis and is in regular contact with this customer to mitigate risk. Management believes that the expected credit loss allowance is adequate.  The Company deposits its cash with high credit quality financial institutions, with the majority deposited within Canadian Tier 1 Banks.

Dependence on Major Customer

The Company had sales to a major customer in 2020 and 2019, a government agency of the People’s Republic of China. The total percentage of sales to this customer during the year 2020 was 84% (2019 – 86%, 2018 – 80%) and the total percentage of accounts receivable at December 31, 2020 was 95%  (2019 – 91%, 2018 – 89%).

Market Trends and Business Uncertainties

Lingo Media believes that the global market trends in English language learning remain strong and will continue to grow. COVID-19 forced many schools in our target markets to close. For the majority of the year schools and universities had difficulty forming decisions regarding the purchase of online solutions due to lower admission rate, financial difficulties, and technological challenges. However, towards the end of 2020, we noticed a growing acceptance towards purchasing and increase demand for our solutions which we anticipate to grow further in 2021.

The British Council suggests that there are 1.6 Billion people learning English globally. English language learning products and services are currently a US$8.9 Billion global market notes Orbit Research.

GlobalEnglish forecasts the global eLearning market to grow to 17% year over year.

Latin American Region

The Inter-American Dialogue recently noted that while English language training programs exist in various forms throughout Latin America, there are three key factors that these programs must address to be successful: ensuring continuity, developing a strong monitoring and evaluation framework that informs adaptation, and addressing the lack of sufficient quality teachers. Students attending English language training (“ELT”) classes in Latin America accounted for approximately 14 per cent of worldwide revenues, or US$321-million in 2017. Growth has been very rapid in the Latin American region and represents a particularly strong opportunity moving forward relative to other geographic regions.

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

The Company’s delivery infrastructure is susceptible to natural or man-made disasters such as earthquakes, floods, fires, pandemics, power loss and sabotage, as well as interruptions from technology malfunctions, computer viruses and hacker attacks. Other potential service interruptions may result from unanticipated demands on network infrastructure, increased traffic or problems in customer service. Significant disruptions in the delivery infrastructure could harm the Company’s goodwill and its brands and ultimately could significantly and negatively impact the amount of revenue it may earn from its service.  Like all Internet transmissions, our services may be subject to interception and malicious attack. Hackers may be able to obtain or copy our products without paying fees. The delivery infrastructure is exposed to spam, viruses, worms, trojan horses, malware, spyware, denial of service or other attacks by hackers and other acts of malice. The Company uses security measures intended to make theft of its software more difficult. However, if the Company is required to upgrade or replace existing security technology, the cost of such security upgrades or replacements could have a material adverse effect on our financial condition, profitability and cash flows.

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

Economic Conditions

Unfavorable economic and market conditions could increase our financing costs, reduce demand for our products and services, limit access to capital markets and negatively impact any access to future credit facilities.  Expenditures by educational institution, government and corporation tend to be cyclical, reflecting overall economic conditions as well as budgeting and purchasing patterns. COVID-19 provides both an opportunity, as well as, financial challenges. On the one hand, more institutions find an increasing demand for remote learning, while their students have a lower buying power.

Working Capital

The Company expects that corporate growth will be funded from operation funds with some support from Canadian Government. Ensuring that capital is available to increase production; sales and marketing capacity; and to provide support materials and training in the market place and to expand is essential to success.

Uncertainty of Assumptions Underlying Business Plan

The Company’s business plans are based upon numerous assumptions that may later prove to be incorrect.  The Company’s ability to adhere to its business plan will depend upon a variety of factors, many of which are beyond the Company’s control. Likewise, the Company’s management is not bound to follow its business plan, and may elect to adopt other strategies and courses of action based upon changes in circumstances and/or market conditions. The Company cannot assure that the actual results of the Company’s operations will materially conform to its business plans.

Success Dependent on Key Management Personnel

The success of the Company is highly dependent on the skills, experience and successful performance of the Company’s management team. The loss of such services could adversely affect development of the Company’s business, revenues, cash flows and profitability.

Managing Growth

The Company must expand its business to achieve greater profitability. Any further expansion of the Company’s business may strain its current managerial, financial, operational, and other resources. Success in managing this expansion and growth will depend, in part, upon the ability of senior management to manage growth effectively. Any failure to do so may lead to inefficiencies and redundancies, and result in reduced growth prospects and reduced cash flow and profitability.

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

The market price of our common shares could fluctuate substantially due to:

●	Quarterly fluctuations in operating results;
●	Announcements of new products or services by us or our competitors;
●	Technological innovations by us or our competitors;
●	General market conditions or market conditions specific to our or our customer’s industries; or
●	Changes in earning estimates or recommendations by analysts.

Penny Stock Rules

Our common shares had previously been quoted on the OTC Marketplace; a quotation system for equity securities.  It is a more limited trading market than the NASDAQ, and timely, accurate quotations of the price of our common shares may not always be available.  The common shares currenly trade, on a limited basis, on OTC’s Grey Market. You should expect trading volume to be low on OTC Markets generally.  Consequently, should trading resume on a higher tier of OTC Markets, the activity of only a few shares may affect the market and may result in wide swings in price and in volume.

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

The stock market regularly experiences significant price and volume fluctuations, and the market prices of companies, have been volatile.  Investors may not be able to sell their shares at or above the then current price.  In addition, our results of operations during future fiscal periods might fail to meet the expectations of stock market analysts and investors.  This failure could lead the market price of our common shares to decline.

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

Since December 2019, a novel strain of coronavirus (2019-nCov, referred to as COVID-19) has spread throughout the world. On March 11, 2020, COVID-19 was categorized as a pandemic by the World Health Organization. The COVID-19 pandemic has resulted in numerous deaths and the imposition of local, municipal and national governmental “shelter-in-place” and other quarantine measures, border closures and other travel restrictions, causing unprecedented commercial disruption in a number of jurisdictions, including Canada. Many countries around the world, including Canada and the United States, are suffering significant economic and social crises as a result of the ongoing COVID-19 pandemic and measures taken to contain or mitigate it, which have had dramatic adverse consequences on demand, operations, supply chains and financial markets. The nature and scope of the consequences and economic damage to date are difficult to evaluate, Although widespread vaccination against COVID-19 has begun, the future course of the disease is impossible to predict with confidence, and these adverse events may continue for a sustained period of time.

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

The extent to which COVID-19 or other health pandemics or epidemics may continue to impact Canada, the Canadian economy and the global economy and, in turn, our business, results of operations and financial condition is highly uncertain and will depend on numerous evolving factors that we cannot predict, including, but not limited to:

●	the duration, scope, and severity of the COVID-19 pandemic;
●	progress on campaigns for universal vaccination or obtaining “herd immunity”;
●	the impact of travel bans, work-from-home policies, or shelter-in-place orders;
●	staffing shortages;
●	general economic, financial, and industry conditions, particularly conditions relating to liquidity, financial performance, which may be amplified by the effects of COVID-19; and
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

Suite 609

Toronto, Ontario, Canada M5S 1S4

Telephone: (416) 927-7000

Facsimile: (416) 927-1222

E-mail: investor@lingomedia.com

Website: www.lingomedia.com

The Company’s Beijing Representative Office is located at:

8 Xiao Yun Road, Suite 201, Unit 083A

Chao Yang District, Beijing China 100020

The Company's fiscal year ends on December 31st.

The Company's common shares trade on the TSX Venture Exchange under the symbol "LM", are quoted on the Frankfurt Stock Exchange under the symbol “LIMA”, and inter-listed on the OTC Marketplace under the symbol “LMDCF”. OTC Markets halted trading in the Company’s shares on August 29, 2017 because of a regulatory trading halt placed by the TSX Venture Exchange. While the TSX Venture Exchange has released its regulatory halt of trading, the trading halt on OTC Markets has not yet been lifted, although limited trading continues on the so-called “Grey Market”.

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

As of December 31, 2020, the Company operated two distinct business segments as follows:

Print-Based English Language Learning

The Company has been operating a textbook publishing business through Lingo Learning, a print-based publisher of English language learning programs in China since 2001. Lingo Learning has an established presence in China’s education market of over 300 million students. To date, it has co-published more than 784 million units from its library of program titles.

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

Formative assessments and data gathering functionality allows us to adapt and improve content. Based on that data, we are able to adapt the platform and content to address specific problem areas and to make learning more accessible, efficient and measurable. Built for learners, by seasoned educators, we empower teachers to track student’s progress, identify challenges, and to easily transition from pure classroom paper-based teaching to the online world.

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

2020	Online English Language Learning	Print-Based English Language Learning	Head Office	Total
Segmented assets	$239,632	$2,125,622	$30,781	$2,396,035
Segmented liabilities	281,740	159,718	87,548	529,006
Segmented revenue - online	331,701	-	-	331,701
Segmented revenue – royalty	8,335	1,762,018	-	1,770,353
Segmented direct costs	109,498	219,911	-	329,409
Segmented selling, general & administrative	(566,064)	71,477	568,695	74,108
Segmented other expense	300,784	222,118	581	523,483
Segmented profit (loss)	495,817	1,248,512	(569,276)	1,175,053

2019	Online English Language Learning	Print-Based English Language Learning	Head Office	Total
Segmented assets	$136,648	$1,739,269	$75,973	$1,951,990
Segmented liabilities	286,109	675,856	223,749	1,185,714
Segmented revenue - online	259,172	-	-	259,172
Segmented revenue – royalty	22,846	1,674,204	-	1,697,050
Segmented direct costs	124,471	87,836	-	212,307
Segmented selling, general & administrative	224,320	247,673	525,166	997,159
Segmented other expense	116,212	279,056	723	395,991
Segmented profit (loss)	(182,985)	1,059,639	(525,889)	350,765

2018	Online English Language Learning	Print-Based English Language Learning	Head Office	Total
Segmented assets	$141,238	$1,087,463	$73,303	$1,302,004
Segmented liabilities	348,214	160,750	234,446	743,410
Segmented revenue - online	206,955	-	-	206,955
Segmented revenue – offline	8,012	-	-	8,012
Segmented revenue – royalty	38,701	1,686,514	-	1,725,215
Segmented direct costs	180,832	90,188	-	271,020
Segmented selling, general & administrative	348,436	64,580	787,750	1,200,766
Segmented other expense	10,918	196,079	905	207,902
Segmented profit (loss)	(475,131)	1,335,666	(788,655)	71,879

2017	Online English Language Learning	Print-Based English Language Learning	Head Office	Total
Segmented assets	$189,200	$1,257,239	$87,633	$1,534,072
Segmented liabilities	228,418	164,294	587,606	980,318
Segmented revenue	1,088,197	1,688,571	-	2,776,768
Segmented direct costs	134,695	90,923	-	225,618
Segmented selling, general & administrative	455,915	97,404	814,834	1,368,153
Segmented intangible amortization	1,051,928	-	-	1,051,928
Segmented other expense	1,074	182,461	1,131	184,666
Segmented impairment	2,087,700	-	-	2,087,700
Segmented profit (loss)	(6,148,195)	1,317,783	(815,965)	(5,646,377)

2016	Online English Language Learning	Print-Based English Language Learning	Head Office	Total
Segmented assets	$4,521,560	$1,675,740	$978,892	$7,176,192
Segmented liabilities	206,784	198,315	326,059	731,158
Segmented revenue	1,456,421	1,738,800	-	3,195,221
Segmented direct costs	167,597	217,787	-	385,384
Segmented selling, general & administrative	168,161	295,549	901,025	1,364,735
Segmented intangible amortization	1,003,485	-	-	1,003,485
Segmented other expense	806	192,658	1,539	195,003
Segmented profit	116,372	1,032,806	(902,564)	246,614
Segmented intangible addition	1,798,687	-	-	1,798,687

Other Financial Items	2020	2019	2018	2017	2016
Print-Based English Language Learning segmented income	$1,248,512	$1,059,639	$1,335,666	$1,317,783	$1,032,806
Online English Language Learning segmented income (loss)	495,817	(182,985)	(475,131)	(6,148,195)	116,372
Head Office	(569,276)	(525,889)	(788,655)	(815,965)	(902,564)
Foreign exchange gain (loss)	(34,200)	(10,584)	38,351	(189,783)	(146,599)
Interest and other financial expenses	(7,331)	(83,750)	(51,898)	(53,709)	(35,768)
Share-based payments	(23,144)	(93,865)	(162,489)	(371,513)	-
Other comprehensive loss	(32,770)	(48,749)	32,202	(1,410)	60,173
Total Comprehensive Income /(Loss)	$1,077,609	$113,817	$(71,954)	$(6,262,792)	$124,420

Revenue by Geographic Region

	2020	2019	2018	2017	2016
Latin America	$277,856	$214,381	$187,008	$997,661	$821,762
China	1,774,175	1,684,872	1,702,249	1,712,079	2,252,170
Other	50,023	56,969	50,925	67,028	121,289
	$2,102,054	$1,956,222	$1,940,182	$2,776,768	$3,195,221

Identifiable Non-Current Assets by Geographic Region

	2020	2019	2018	2017	2016
Canada	$40,021	$548,829	$52,131	$29,804	$3,467,115
China	452	567	1,033	885	-
	$40,473	$549,396	$53,164	$30,689	$3,467,115

Intangibles	Software and Web Development	Content Platform	Content Development	Total
Cost, January 1, 2016	$8,631,006	$1,477,112	$1,288,495	$11,396,613
Additions	613,162	-	1,185,525	1,798,687
Effect of foreign exchange	(5,081)	-	-	(5,081)
Cost, December 31, 2016	9,239,087	1,477,112	2,474,020	13,190,219
Cost, December 31, 2017, 2018, 2019 and 2020	$9,239,087	$1,477,112	$2,474,020	$13,190,219

Accumulated amortization, January 1, 2016	7,622,225	1,477,112	91,532	9,190,869
Charge for the year	611,865	-	391,620	1,003,485
Effect of foreign exchange	(4,144)	-	-	(4,144)
Accumulated amortization, December 31, 2016	8,229,946	1,477,112	483,152	10,190,210
Charge for the year	557,124	-	494,804	1,051,928
Impairment	452,018	-	1,496,064	1,948,082
Accumulated amortization, December 31, 2017, 2018, 2019 and 2020	$9,239,088	$1,477,112	$2,474,020	$13,190,219

Net book value, December 31, 2016	$1,009,142	$-	$1,990,867	$3,000,009
Net book value, December 31, 2017, 2018, 2019 and 2020	$-	$-	$-	$-

4.C.          Organization Structure

See 4.A. “History and Development of the Company” for more information.

Name of subsidiary	Principal activity	Place of incorporation	Proportion of ownership interest and voting rights held
		and operation	December 31, 2020	December 31, 2019	December 31, 2018
Lingo Learning Inc.	Developer and publisher of English language learning print and audio-based products	Canada	100%	100%	100%
ELL Technologies Ltd.	English language learning multi-media & online training service	Canada	100%	100%	100%
ELL Technologies Limited	English language learning multi-media & online training service	U.K.	100%	100%	100%
Speak2Me Inc.	Free English language learning online service	Canada	100%	100%	100%
Parlo Corporation	Fee-based online English language learning training and assessment service	Canada	100%	100%	100%

4.D.          Property and Equipment

The Company’s executive offices are located in rented premises of approximately 2,000 sq. ft. at 151 Bloor Street West, Suite 609 Toronto, Ontario, M5S 1S4 Canada.  The Company began occupying these facilities, through its subsidiary Lingo Learning Inc. in May 2021.

The Company’s Beijing representative offices are located in rented premises of approximately 2,174 sq. ft. at 6 Chao Wai Street, Vantone Center, Tower A, Suite 401, Chaoyang District, Beijing, China 100020

The Company has office equipment, furniture and computer equipment located in these offices and for the fiscal years ended December 31, 2020, 2019, 2018, 2017, and 2016, they have a net carrying value of $23,685, $35,215, $53,164, $30,689, and $27,488, respectively.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended December 31, 2020, December 31, 2019, and December 31, 2018 should be read in conjunction with the consolidated financial statements of the Company and the notes thereon.

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

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Adopted accounting standards

On October 31, 2018, the IASB issued amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors for ‘Definition of Material,’ to clarify the definition of ‘material’ and to align the definition used in the Conceptual Framework and the standards themselves. The amendments are effective for annual reporting periods beginning on or after January 1, 2020. The Company has adopted the accounting standard in its consolidated financial statements.

Future Accounting Changes

Management is evaluating the impact of the narrow-scope amendments to IAS 1, IFRS 9, IAS 16 and IAS 37 on the Company. The amendments are effective for annual reporting periods beginning on or after January 1, 2022. Management continues to monitor changes to IFRS and has implemented applicable IASB changes to standards, new interpretations and annual improvements.

Lease

The Company recognizes a right-of-use asset and a lease obligation under IFRS 16. The right-of-use asset is measured at cost, which comprises the initial amount of the lease liability, adjusted for, as applicable, any lease payments made at or before the commencement date net of any lease incentives received, any initial direct costs incurred, and, except where included in the cost of inventories, an estimate of costs expected to be incurred for dismantling and removing the underlying asset, and restoring the site or asset.

Right-of-use assets are depreciated on a straight-line basis over the unexpired period of the lease or the estimated useful life of the asset, whichever is the shorter. Where the consolidated entity expects to obtain ownership of the leased asset at the end of the lease term, the depreciation is over its estimated useful life. Right-of use assets are subject to impairment or adjusted for any remeasurement of lease liabilities.

The Company has elected not to recognise a right-of-use asset and corresponding lease liability for short-term leases with terms of 12 months or less and leases of low-value assets. Lease payments on these assets are expensed to profit or loss as incurred.

A lease obligation is initially recognised at the present value of the lease payments to be made over the term of the lease, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the consolidated entity's incremental borrowing rate. Lease payments comprise of fixed payments less any lease incentives receivable, variable lease payments that depend on an index or a rate, amounts expected to be paid under residual value guarantees, exercise price of a purchase option when the exercise of the option is reasonably certain to occur, and any anticipated termination penalties. The variable lease payments that do not depend on an index or a rate are expensed in the period in which they are incurred.

Lease obligation is measured at amortized cost using the effective interest method. The carrying amounts are remeasured if there is a change in the following: future lease payments arising from a change in an index or a rate used; residual guarantee; lease term; certainty of a purchase option and termination penalties. When a lease obligation is remeasured, an adjustment is made to the corresponding right-of use asset, or to profit or loss if the carrying amount of the right-of-use asset is fully written down.

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

Online-based licenses

Online-based licensing revenue is generated from contracts with customers. The Company provides the right to access to hosted software over a contract term without the customer taking possession of the software. Revenue recognition commences on the date an executed contract exists and the customer has the right to access to the hosted software. Online based licensing revenues are generated by Online language learning segment and relate to short-term contracts, recognized using straight-line method over the terms of the license period.

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

Operating Results

Financial information for the year ended December 31, 2020, 2019, 2018, and 2017 was prepared in accordance with IFRS as issued by the IASB.

Fiscal Year Ended December 31, 2020 vs. Fiscal Year Ended December 31, 2019

During the year, Lingo Media earned $340,036 in online licensing sales revenue as compared to $282,018 in 2019.

Revenues from Print-Based English language learning for the period were $1,762,018 compared to $1,674,204 in 2019 as a result of increasing in Print-based sales in China. Revenues in both segments are stable. Direct costs associated with publishing revenue are relatively modest and have been consistent throughout the years. The Company continues to maintain its relationship with PEP and is investing in the development of its existing and new programs and marketing activities to maintain and increase its royalty revenues.

During 2020, Lingo Media recorded revenues of $2,102,054 as compared to $1,956,222 in 2019. Net profit was $1,110,379 as compared to net profit $162,566 in 2019 resulting in a $0.03 earnings per share as compared to $0.00 earnings per share in 2019. In 2020, the Company received Ontario Interactive Digital Media Tax Credit (“OIDMTC”) of $904,940 which was recorded as reduction of Selling, General and Administrative Expense.

Selling, General and Administrative Costs

Selling, general and administrative expenses were $74,108 compared to $997,159 in 2019. Selling, general and administrative expenses for the two segments are segregated below.

(i) Print-Based English Language Learning

Selling, general and administrative cost for print-based publishing decreased from $247,673 in 2019 to $71,477 in 2020, which is primarily due to receiving government subsidies. The following is a breakdown of selling, general and administrative costs directly related to print-based English language learning. The government subsidies below include Canada Emergency Wage Subsidy and Canada Emergency Rent Subsidy.

For the Year Ended December 31	2020	2019
Sales, marketing & administration	$62,634	$53,056
General admin expense recovery	(30,221)	(83,771)
Consulting fees & salaries	402,588	399,044
Travel	16,613	40,402
Premises	61,796	59,665
Professional fees	12,041	14,664
Less: Grants	(279,017)	(235,387)
Government subsidies	(174,957)	-
	$71,477	$247,673

(ii) Online English Language Learning

Selling, general and administrative expenses (recovery) related to online English language learning was ($566,064) for the year compared to an expense of $224,320 in 2019. The recovery is primarily due to the Company received Ontario Interactive Digital Media Tax Credit (“OIDMTC”) and government COVID-19 subsidies. In addition, the selling, general and administrative recovery also includes received Canada Emergency Wage Subsidy.

For the Year Ended December 31	2020	2019
Sales, marketing & administration	$104,407	$152,803
General admin expense recovery	(10,000)	(1,737)
Consulting fees & salaries	31,243	560
Travel	4,066	11,331
Premises	48,000	48,000
Professional fees	4,035	13,362
Less: Government subsidies	(69,942)	-
OIDMTC	(904,940)	-
Direct Cost – OIDMTC	227,067	-
	$(566,064)	$224,320

(iii)	Head Office

Selling, general and administrative costs related to head office was $568,695 for the year compared to $525,166 in 2019. Selling, general and administrative costs for this reporting unit increased in 2020 as compared to 2019, which is the result of increase on expenditures related to Consulting fees and shareholder services.

For the Year Ended December 31	2020	2019
Sales, marketing & administration	$54,678	$67,862
Consulting fees & salaries	370,255	315,810
Travel	-	1,248
Shareholder services	70,603	62,465
Professional fees	73,159	77,781
	$568,695	$525,166
Total Selling and Administrative Expenses	$74,108	$997,159

Government Grants

Included as a reduction of selling, general and administrative expenses are government grants of $279,017 (2019 - $235,387, 2018 - $242,813), relating to the Company's publishing and software projects. At the end of the year, $Nil (2019 - $22,276, 2018 - $Nil) is included in accounts and grants receivable.

One government grant for the print-based English language learning segment is repayable in the event that the segment’s annual net income before tax for the current year and the previous two years exceeds 15% of revenue. During 2020and 2019, the conditions for the repayment of grants did not arise and no liability was recorded.

Ontario Interactive Digital Media Tax Credit

Included as a reduction of Online English Language Learning Selling, General and Administrative Expenses of Online-based English Language Learning segment is Ontario Interactive Digital Media Tax Credit (“OIDMTC”). The Company received an approval and funding of its grant from the Province of Ontario’s (“OIDMTC”) in the amount of $904,940 during 2020 and was recognized as a reduction in selling, general and administrative expenses.  The OIDMTC is a refundable tax credit based on eligible Ontario labour expenditures in additional to eligible marketing and distribution expenditures claimed by a qualifying corporation with respect to interactive digital media products. The Ontario Creates Interactive Digital Media (“IDM”) Fund Concept Definition and Production programs provide content creators with funding for high quality, original interactive digital media content projects that make a positive contribution to the Ontario economy. The fund assesses innovative interactive media projects, including e-learning, that are deemed to contribute to education and learning through the application of text, images, and other multimedia. The approval process involves a full audit of the product and processes.

Canada Emergency Wage Subsidy

The Canada Emergency Wage Subsidy (“CEWS”) was announced on March 27, 2020. Effective April 11, 2020, the CEWS came into force providing a wage subsidy to eligible Canadian employers to enable them to continue to pay their Canadian employees through their own payroll. Due to the impact of COVID-19, the Company applied for CEWS and received $182,118 during the year and recorded this amount as a reduction of general and administrative expense.

Canada Emergency Rent Subsidy

The Canadian government introduced the new Canada Emergency Rent Subsidy (“CERS”) to provide direct relief to organization that continue to be economically impacted by the COVID-19 pandemic. The new rent subsidy was available retroactive to September 27, 2020, until June 2021. The Company applied for CERS and received $27,309 during 2020 and recorded this amount as a reduction of general and administrative expense.

Segmented Information

Total comprehensive income for the Company was $1,077,609 for the year ended December 31, 2020 as compared to total comprehensive income $113,817 in 2019. Total comprehensive income can be attributed to the two operating segments and head office as a reporting segement as shown below:

Online English Language Learning (“ELL”)	2020	2019
Revenue	$340,036	$282,018
Expenses:
Direct costs	109,498	124,471
General & administrative	(566,064)	224,320
Bad debt expense	32,386	(85,491)
Amortization of property & equipment	1,030	1,280
Development costs	266,462	196,609
Income taxes and other taxes	907	3,814
	(155,781)	465,003
Segmented Profit (Loss) – Online ELL	495,816	(182,985)

Print-Based English Language Learning
Revenue	$1,762,018	$1,674,204
Expenses:
Direct costs	219,911	87,836
General & administrative	71,477	247,673
Amortization of property & equipment	12,235	16,201
Amortization of office lease	17,346	83,381
Income taxes and other taxes	192,537	179,475
	513,506	614,565
Segmented Profit – Print-Based ELL	1,248,512	1,059,639
Head Office
Expenses:
General & administrative	$568,695	$525,166
Amortization of property & equipment	581	723
	569,276	525,889
Total Segmented Profit	$1,175,053	$350,765
Other
Foreign exchange	(34,200)	(10,584)
Interest and other financial expenses	(7,331)	(83,750)
Share-based payment	(23,144)	(93,865)
Other comprehensive income (loss)	(32,770)	(48,749)
	(97,445)	(236,948)
Total Comprehensive Income (Loss)	$1,077,609	$113,817

Share-Based Payments

The Company amortizes share-based payments with a corresponding increase to the contributed surplus account. During the year, the Company recorded an expense of $23,144 compared to $93,865 in 2019.

Foreign Exchange

The Company recorded foreign exchange loss of $34,200 as compared to foreign exchange gain of $10,584 in 2019, relating to the Company's currency risk through its activities denominated in foreign currencies as the Company is exposed to foreign exchange risk as a significant portion of its revenue and expenses are denominated in Chinese Renminbi and US Dollars.

Income Tax Expense

The Company recorded a tax expense of $193,443 for the year ended December 31, 2020 compared to a tax expense of $183,289 in 2019. This tax is a withholding tax paid on revenues earned in China and repatriated outside of China.

Net Profit (Loss) for the Year

The Company reported a net profit of $1,110,379 for the year as compared to net profit of $162,566 in 2019.

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

(i) Print-Based English Language Learning

Selling, general and administrative cost for print-based publishing increased from $64,580 in 2018 to $247,673 in 2019 due to the increase in consulting fees & salaries and professional fees. The following is a breakdown of selling, general and administrative costs directly related to print-based English language learning:

For the Year Ended December 31	2019	2018
Sales, marketing & administration	$53,056	$72,154
General admin expense recovery	(83,711)	(82,464)
Consulting fees & salaries	399,044	246,783
Travel	40,402	48,465
Premises	49,665	11,577
Professional fees	14,664	10,878
Less: Grants	(235,387)	(242,813)
	$247,673	$64,580

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

iii) Head Office

Selling, general and administrative costs related to head office was $525,166 for the year compared to $787,750 in 2018. Selling, general and administrative costs for this reporting unit decreased in 2019 as compared to 2018, which is the result of a decrease in expenditures related to consulting fees, professional fees and shareholder services.

For the Year Ended December 31	2019	2018
Sales, marketing & administration	$67,862	$117,538
Consulting fees & salaries	315,810	481,574
Travel	1,249	9,322
Shareholder services	62,465	76,240
Professional fees	77,781	103,076
	$525,166	$787,750
Total Selling and Administrative Expenses	$997,159	$1,368,153

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

One grant, relating to the Company’s “Development of Comprehensive, Interactive Phonetic English Learning Solution” project, is repayable semi-annually at a royalty rate of 2.5% per year’s gross sales derived from this project until 100% of the grant is repaid. No royalty was paid in 2019 and 2018 as no sales were generated from this project.

Segmented Information

Total comprehensive income for the Company was $113,817 for the year ended December 31, 2019 as compared to total comprehensive loss $71,954 in 2018. Total comprehensive income can be attributed to the two operating segments and head office as a reporting segement as shown below:

Online English Language Learning	2019	2018
Revenue	$282,018	$253,668
Expenses:
Direct costs	124,471	180,832
General & administrative	224,320	348,436
Bad debt expense	(85,491)	(293,379)
Amortization of property & equipment	1,280	1,605
Development costs	196,609	481,992
Income taxes and other taxes	3,814	9,313
	465,003	728,799
Segmented Loss - Online ELL	$(182,985)	$(475,131)
Print-Based English Language Learning
Revenue	1,674,204	1,686,514
Expenses:
Direct costs	87,836	90,188
Selling, general & administrative	247,673	64,580
Amortization of property & equipment	16,201	15,859
Amoritization of office lease	83,381
Income taxes and other taxes	179,475	180,221
	1614,565	350,848
Segmented Income – Print-Based ELL	1,059,639	1,335,666

Head Office
Expenses:
General & administrative	525,166	787,750
Amortization of property & equipment	723	905
	525,889	788,655
Total Segmented Profit (Loss)	$350,765	$71,880
Other
Foreign exchange	(10,584)	38,351
Interest and other financial expenses	(83,750)	(51,898)
Share-based compensation	(93,865)	(162,489)
Other comprehensive loss	(48,749)	32,202
	(236,948)	(143,834)
Total Comprehensive Income (Loss)	$113,817	$(71,954)

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

Income Tax Expense

The Company recorded a tax expense of $183,289 for the year ended December 31, 2019 compared to a tax expense of $189,534 in 2018. This tax is a withholding tax paid on revenues earned in China and repatriated outside of China.

Net Profit for the Year

The Company reported a net profit of $162,566 for the year as compared to net loss of $104,156 in 2018. The earning per share is $0.00.

5.B          Liquidity and Capital Resources

Financial information for the years ended December 31, 2020, 2019 and 2018 was prepared in accordance with IFRS as issued by the IASB.

As at December 31, 2020, the Company had cash of $1,212,778 compared to $442,489 in 2019. Accounts and grants receivable of $973,852 were outstanding at the end of the year compared to $838,502 in 2019. With 96% of the receivables from PEP and the balance due from ELL Technologies’ customers, the Company does not anticipate an effect on its liquidity. Total current assets amounted to $2,355,562 (2019 - $1,402,594) with current liabilities of $459,006 (2019 - $686,068) resulting in working capital balance of $1,896,556 (2019 - $716,526).

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

Lingo Media may have access to working capital through equity financings or debt financings, if and as required to finance its growth plans.  The Company has been successful in raising sufficient working capital in the past.

5.C          Research and Development

During the years ended December 31, 2020, 2019 and 2018, the Company spent $Nil on intangibles, under the categories of “software and web development costs” and “content platform”. Respectively, $266,462, $196,605, and $481,489 was recorded as development cost.

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

5.F          Tabular disclosure of contractual obligations

The Company has one office facility under lease. The lease term is 5 years from 2016, with an option to renew the lease for another 5 year term after that date. The Company will not renew the lease on expiry. This resulted in a lease reassessment due to the shorter term and a reduction in the Right-of-Use Asset and Lease Obligation. The new office lease is effective on May 1st, 2021 with the term of one year.

Non-cancellable lease rentals are payable as follows:

Less than 1 year	$42,523
Between 1 and 5 years	-

$42,523

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

For the year ended December 31, 2020, variable lease payments of $19,600 were recorded.

The Company has equipment leases and office lease in Beijing which it has determined are not recognized as right of use assets or lease liabilities as they are short-term lease and low dollar value. The Beijing office lease expense for the year is $13,605.

The Company’s lease obligation and movements therein during the year ended December 31, 2020:

Lease Obligation

Lease obligation recognized on adoption of IFRS 16 on January 1, 2019	$644,121
Accretion on lease liability	48,239
Lease payment	(117,598)
Lease obligation at December 31, 2019	574,762

Accretion on lease liability	42,482
Lease payment	(117,598)
Adjustment from lease reassessment	(480,046)
Lease obligation at December 31, 2020	$19,600

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.          Directors and Senior Management

Table No. 6

Directors and Senior Management

December 31, 2020

Name	Position	Age	Date of Election/ Appointment
Michael P. Kraft	Chairman/Director	57	November 1996/December 2018
Khurram Qureshi	CFO/Secretary/Treasurer	58	April 1997/December 2011
Gali Bar-Ziv	President /CEO	49	June 2009//December 2018
Jerry Grafstein	Director	86	September 2010
Tommy Weibing Gong	Director	53	September 2010
Robert Martellacci	Director	59	December 8, 2017
Laurent Mareschal	Director	55	September 8, 2020

Michael P. Kraft is Chairman and a Director of Lingo Media and has been since its inception in 1996.  He is also the President of MPK Inc. a management services business providing strategic planning, business development and corporate development since 1989. Mr. Kraft is also the Chairman of Buckingham Group Limited, a small privately-owned merchant bank that has played a significant role in the capital formation strategy and financing as a principal of various emerging and growth enterprises since 1992. He is also a Director of TruTrace Technologies Inc., Pioneering Technology Corp. and JM Capital II Corp., and Co-Founder and/or Director of several private companies including Cannabio Inc., KPK & Partners Co. Inc., MaCanna Corporation, MTI Energy Inc., amongst others.

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

The Hon. Jerry S. Grafstein, Q.C., holds degrees from the University of Western Ontario and the University of Toronto law school and has taught the Bar Admission Course at Osgoode Hall. He serves as counsel emeritus at Minden Gross LLP in Toronto and practiced corporate finance and communication law.  Mr. Grafstein devotes most of his business time to technology start-ups in Canada, the U.S. and Latin America. Mr. Grafstein has wide-ranging legal and business experience in all aspects of media. He was a co-founder of a range of media companies, focusing on broadcasting, cable, communications, film production and public enterprises in Canada, the U.S., the U.K., and South America. In addition to his media experience, Mr. Grafstein advised several key government ministries, including Transportation, External Affairs, Consumer and Corporate Affairs and Justice. He was appointed to the Senate of Canada in 1984 by then Prime Minister Pierre Elliott Trudeau and served on all Senate Committees, including: Foreign Affairs; Legal and Constitutional Affairs; and (as Chairman) Senate Banking, Trade and Commerce. While in the Senate, He was a long serving Co-Chair of the Canada-United States Inter-Parliamentary Group, and a long serving senior officer of the Organization for Security and Co-Operation in Europe Parliamentary Assembly (OSCE PA). He retired from the Senate on January 1, 2010.  He was recently elected to the University of Tel Aviv, Israel Board of Governors and served as President and Chair of the Canadian Friends of Tel Aviv University. He has published a number of books on politics. He expects his book on the history of twentieth centry to be published this year.

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

Robert Martellacci is founder and President, MindShare Learning Technology since 2002 and President and Co‑Founder, C21 Canada—Canadians for 21st Century Learning & Innovation. He has over 25 years of expertise in the learning and technology field as an administrator at York University & Country Manager, TLC Canada School Division and MLS. Mr. Martellacci served on the President’s Task Force on the College System at York University. His board appointments include: Past Chair, Canadian eLearning Enterprise Alliance and board member York University Institute on Learning Technology. Mr. Martellacci was also appointed to the ICTC Task Force on Driving Change Education and Skills DigitalTalent2020. He was awarded the 2016 Chair’s Global Best Partnership Award for outstanding work nationally and internationally for taking a leadership role in forging strategic partnerships between industry and education. Mr. Martellacci is also founder and CEO of MindShare WorkSpace, a coworking/innovation space on a mission to redefine the future of work and learning. He is a graduate of Pepperdine University with a Master’s degree in Educational Technology.

Laurent Mareschal brings more than 20 years of financial management experience at Scotiabank, including financial reporting and mergers and acquisitions. Amongst his various assignments, Mr. Mareschal was CFO of Scotiabank's Capital Markets division with best in class financial results globally during the Global Financial Crisis. He was also CFO of the Canadian Banking division, during a period in which results grew at twice the rate of competitors. Mr. Mareschal also headed Scotiabanks Small Business Banking division, implementing significant operational and technology improvement to drive efficiencies and growth. He is currently COO and CFO of a Toronto based Venture Capital firm focusing on technology companies. Mr. Mareschal holds a Bachelor of Arts degree from McGill University and an MBA in Finance from McMaster University.

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

Summary Compensation Table

Non-equity incentive plan compensation
Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)(2)	Annual incentive plans	Long- term incentive plans(3)	Pension Value ($)	All other compensation ($)(1)	Total compensation ($)
Michael P. Kraft Chairman, and Director	2020 2019 2018	72,000 72,000 115,500	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil 23,916	72,000 72,000 139,416
Gali Bar-Ziv President, Chief Executive Officer	2020 2019 2018	186,000 186,000 153,000	Nil Nil Nil	Nil Nil Nil	30,766 Nil Nil	Nil Nil Nil	Nil Nil Nil	5,730 21,308 21,308	222,496 186,000 174,308
Khurram Qureshi Chief Financial Officer	2020 2019 2018	60,000 60,000 60,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	15,303 10,000 18,999	75,303 70,000 78,999

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

The Kraft Consulting Agreement provides for an initial term of twenty-four (24) months to begin on January 1, 2008 and was renewed in September 2009, 2011, 2013, 2015, 2017, and 2019. (The Kraft Consulting Agreement and Amendment provide that the Company pay MPK Inc. an aggregate of $38,000 plus applicable HST for the Applicable Period. In consideration of the Consultant agreeing to a reduction of consulting fees from $180,000 to $150,000. A further reduction was taken in 2013, from $150,000 to $38,000. The Company agrees to pay the Consultant a cash bonus in the amount of $100,000 upon completion of a merger or acquisition as approved by the board of directors or if the Company’s market capitalization increases from approximately $3,000,000 to $6,000,000.) Beginning on January 1, 2014, the Kraft Consulting Agreement resumed to $150,000 per year. An amendment was entered into whereby the monthly consulting fees were reduced from $12,500 to $10,000 as of June 1, 2015. In addition to providing an allowance for a health plan, the Kraft Consulting Agreement also provides for an automobile allowance of up to $1,500 per month.  A further amendment was entered into whereby the monthly consulting fees were reduced from $10,000 to $6,000 as of December 1, 2018.

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

Kraft is subject to an 18 month non-compete period following the termination of the Kraft Consulting Agreement.

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

Bar-Ziv is subject to a nine month non-compete period following the termination of the Bar-Ziv Consulting Agreement.

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

Bonus/Profit Sharing/Non-Cash Compensation

Except for the stock option program discussed in ITEM #6.E, the Company also agreed to enable Gali Bar-Ziv to participate in the Company’s sales commission program, pursuant to which Mr. Bar-Ziv is to receive 7% of net revenue for business initiative, 2% of net revenue for direct influence, and other discretionary bonus by the board if applicable. Effective December 1, 2018, Bar-Ziv’s was amended to provide bonus compensation based upon agreed-to KPIs: 3% of company’s consolidated revenue from $1 million to $ 5 million, 5 % of company’s consolidated revenue greater than $ 5 million. Plus 3% of company’s consolidated EBITA from $250,000 to $1 million and 4% of company’s consolidated EBITA from $1 million to $5 million.

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

The Audit Committee assists the Board in its oversight of: (i) the integrity of the financial reporting of the Company; (ii) the independence and performance of the Company's external auditors; and (iii) the Company's compliance with legal and regulatory requirements. The members of the Audit Committee during the past fiscal year were Laurent Mareschal (Chairman), Jerry Grafstein, and Michael Kraft, Messrs. Mareschal and Grafstein being independent as defined in the Guidelines. Following the 2019 shareholder meeting, the Committee was comprised of Jerry Grafstein (Chairman), Tommy Gong, and Michael Kraft, with Messrs. Gafstein and Gong being independent as defined in the Guidelines.

The Compensation Committee assists the Board in fulfilling its obligations relating to human resource and compensation matters of the Company and its subsidiaries and to establish a plan for the continuity and development of senior management.  The members of the Compensation Committee during the past fiscal year were Jerry Grafstein (Chairman), Michael Kraft, and Robert Martellacci, with Messrs. Grafstein and Martellacci being independent as defined in the Guidelines. Following the 2019 shareholder meeting, the Committee was comprised Jerry Grafstein (Chairman), Michael Kraft, and Robert Martellacci, with Messrs. Grafstein and Martellacci being independent as defined in the Guidelines

The Corporate Governance and Nominating Committee assists the Board by: (i) developing, reviewing and planning the Company's approach to corporate governance issues, including developing a set of corporate governance principles and guidelines specifically applicable to the Company; (ii) identifying and recommending to the Board potential new nominees to the Board; (iii) monitoring management's succession plan for the Chief Executive Officer (the "CEO") and other senior management; and (iv) overseeing enforcement of and compliance with the Company's proposed Code of Business Conduct. The members of the Corporate Governance Committee during the past fiscal year were Messrs. Grafstein (Chairman), Laurent Mareschal and Martellacci, Messrs. Grafstein, Mareschal, and Martellacci being independent directors as defined in the Guidelines. Following the 2019 shareholder meeting, the Committee was comprised of Grafstein (Chairman), Bar-Ziv, and Martellacci with Messrs. Grafstein and Martellacci being independent as defined in the Guidelines

6.E.          Share Ownership

Table No. 7 lists, as of April 30, 2021, Directors and Executive Officers who beneficially own the Company's voting securities and the amount of the Company's voting securities owned by the Directors and Executive Officers as a group. Table No. 7 includes all persons/companies where the Company is aware that they have 5% or greater beneficial interest in the Company’s securities.

Table No. 7

Shareholdings of Directors and Executive Officers

Shareholdings of 5% Shareholders

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)		Percent of Class
Common	Michael P. Kraft(2)(3)	128,438	(5)	0.27%
Common	Khurram Qureshi	493,921	(6)	1.30%
Common	Gali Bar-Ziv	326,864	(7)	0.92%
Common	Tommy Gong(2)	[nil]	(8)	0.00%
Common	Jerry Grafstein(2)(3)(4)	900,000	(9)	2.53%
Common	Laurent Mareschal(2)(4)	[nil]	(2)	0.00%
Common	Robert Martellacci(3)(4)	[nil]	(11)	0.00%
As a group (7 parties)		1,816,421		5.11%

* Less than 1%.

(1)	The information as to voting securities beneficially owned, controlled or directed, not being within the knowledge of the Company, has been furnished by the respective individuals.
(2)	Member of the Audit Committee.

(3)	Member of the Compensation Committee.
(4)	Member of the Corporate Governance and Nominating Committee.
(5)	Of such shares, 128,438 are held in Mr. Kraft's RRSP.
(6)	Of such shares, 38,606 are held in Mr. Qureshi’s RRSP.
(7)	Of such shares, 2,000 are held in Mr. Bar-Ziv's RRSP, and 324,864 are held by Busy Babies Inc., a company controlled by Mr. Bar-Ziv.
(8)	Tommy Gong holds options to purchase up to 50,000 common shares of the Company.
(9)	Of such shares, 900,000 are held by New Court Corporation, a company controlled by Mr. Grafstein. Mr. Grafstein also holds options to purchase up to an additional 50,000 common shares of the Company.
(10)	Robert Martellacci holds options to purchase up to 50,000 common shares of the Company.

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

Shareholder approval of the grant of incentive stock options is required pursuant to the rules of the TSX - V where the grant will result in the Company having options outstanding which, in aggregate, are exercisable to acquire over 10% (to a maximum of 20%) of the outstanding common shares of the Company. In addition, disinterested shareholders (all shareholders excluding insiders and associates of insiders) approval is required pursuant to the rules of the TSX-V where:

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

Company Stock Option Plan

The Board has approved an amended stock option plan (the "Stock Option Plan") on November 3, 2017 whereby options may be granted to directors, officers, employees, consultants of the Company and its subsidiaries.  The number of shares which may be reserved for issuance under the Stock Option Plan is limited to 7,105,838 common shares, representing approximately 20% of the issued and outstanding common shares of the Company.

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

As of the date hereof, options to purchase an aggregate of 4,240,000 common shares are outstanding under the Stock Option Plan.

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in the Table below as of April 30, 2021, as well as the number of options granted to Directors and officers as a group.

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

7.A.          Major Shareholders

7.A.1.a. Holdings By Major Shareholders

Refer to ITEM #6.E.

7.A.1.b. Significant Changes in Major Shareholders’ Holdings

None.

7.A.1.c. Different Voting Rights

None.

7.A.2. Canadian Share Ownership

As of April 30, 2021 the Company’s registered shareholders’ list showed 35,529,192 common shares outstanding with 29 registered shareholders, with 34,939,458 shares owned by 19 shareholders residing in Canada, 425,576 shares owned by 5 registered shareholders in US and 164,158 shares owned by 5 foreign registered shareholders.

7.A.3. Control of Company.

The Company is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents. The Company is not controlled by any foreign government or other person(s).

7.A.4. Change in Control

None.

7.B. Related Party Transactions

During the 2020 fiscal year, the Company had the following transactions with related parties, made in the normal course of operations, and accounted for at an amount of consideration established and agreed to by the Company and related parties.

a.

The Company charged $24,000 (2019 - $84,442, 2018 - $165,726) to three corporations with directors in common for rent, administration, office charges and telecommunications of which, $13,078 is included in accounts receivable.

b.

Key management compensation was $392,766 (2019 – $335,000, 2018 – $360,672) and is reflected as consulting fees paid to corporations owned by a director and officers of the Company, of which, $Nil (2019 - $53,000, 2018 - $17,065) is unpaid and included in accrued liabilities. Options granted to key management was $5,325 ($2019 - $nil, 2018 - $25,988).

Other than as disclosed above, there have been no transactions since December 31, 2020 or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest. Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

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

Audited Financial Statements for Fiscal 2020 and Fiscal 2019

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

Table No. 9

TSX Venture Exchange

Common Shares Trading Activity

Period		Sales -- Canadian Dollars
Ended	Volume	High	Low	Close
Monthly
March 2021	328,600	0.09	0.07	0.07
February 2021	634,700	0.10	0.07	0.08
January 2021	170,400	0.09	0.07	0.08
December 2020	445,000	0.11	0.06	0.08
November 2020	730,100	0.16	0.08	0.10
October 2020	257,300	0.11	0.09	0.09
September 2020	1,140,300	0.12	0.07	0.11
August 2020	594,000	0.07	0.05	0.07
July 2020	265,000	0.06	0.05	0.06
June 2020	1,232,000	0.07	0.05	0.07
May 2020	71,600	0.09	0.07	0.07
April 2020	159,100	0.09	0.05	0.09

Yearly

12/31/2020	5,360,100	0.16	0.03	0.08
12/31/2019	8,012,500	0.18	0.05	0.10
12/31/2018	5,810,600	0.19	0.05	0.08
12/31/2017	20,076,100	0.39	0.16	0.17
12/31/2016	35,450,000	1.19	0.185	0.225

Quarterly

3/31/2021	1,043,700	0.10	0.07	0.07
12/31/2020	1,432,400	0.16	0.06	0.08
9/30/2020	1,999,300	0.12	0.05	0.11
6/30/2020	1,462,700	0.09	0.05	0.07
3/31/2020	465,700	0.09	0.03	0.04
12/31/2019	857,200	0.15	0.05	0.10
9/30/2019	845,200	0.17	0.10	0.13
6/30/2019	2,066,000	0.18	0.13	0.16
3/31/2019	4,244,100	0.17	0.06	0.15
12/31/2018	1,765,400	0.17	0.06	0.08
9/30/2018	1,450,900	0.15	0.05	0.11
6/30/2018	1,485,800	0.13	0.09	0.11
3/31/2018	1,108,500	0.18	0.12	0.13

The Company's shares became quoted for trading on the OTC Market on January 22, 2014. OTC Marketplace halted trading in the Company’s shares on August 29, 2017 because of a regulatory trading halt placed by the TSX Venture Exchange. While the TSX Venture Exchange has released its regulatory halt of trading, the trading halt on OTC Marketplace has not yet been lifted, although limited trading continues on the so-called “Grey Market”.

Table No.10 lists the volume of trading and high, low and closing sales prices on the OTC Marketplace for the Company's common shares for the last 12 months, the last twelve fiscal quarters; and the last five fiscal years.

Table No. 10

OTC Marketplace

Common Shares Trading Activity

Period		Sales -- US Dollars
Ended	Volume	High	Low	Close
Monthly
March 2021	18,400	0.08	0.05	0.05
February 2021	254,900	0.08	0.05	0.08
January 2021	1,700	0.07	0.06	0.07
December 2020	77,600	0.08	0.04	0.06
November 2020	49,400	0.11	0.06	0.08
October 2020	1,800	0.07	0.05	0.07
September 2020	103,800	0.07	0.03	0.05
August 2020	2,300	0.05	0.03	0.03
July 2020	5,800	0.06	0.04	0.04
June 2020	400	0.06	0.05	0.06
May 2020	100	0.05	0.05	0.05
April 2020	700	0.05	0.03	0.05

Yearly

12/31/2020	247,200	0.11	0.02	0.06
12/31/2019	170,800	0.13	0.04	0.04
12/31/2018	143,600	0.13	0.05	0.05
12/31/2017	854,134	0.29	0.13	0.13
12/31/2016	52,730	0.76	0.13	0.25

Quarterly

3/31/2021	275,000	0.08	0.05	0.05
12/31/2020	53,000	0.11	0.04	0.06
9/30/2020	111,900	0.07	0.03	0.05
6/30/2020	1,200	0.06	0.03	0.06
3/31/2020	5,300	0.04	0.02	0.02
12/31/2019	4,600	0.12	0.04	0.04
9/30/2019	132,900	0.13	0.10	0.12
6/30/2019	22,400	0.12	0.08	0.12
3/31/2019	10,900	0.09	0.05	0.08
12/31/2018	15,600	0.09	0.05	0.05
9/30/2018	50,000	0.10	0.05	0.05
6/30/2018	76,600	0.10	0.10	0.10
3/31/2018	1,400	0.13	0.09	0.09

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

9.A.5.          Common Share Description

Not Applicable

9.C.          Stock Exchanges Identified

The common shares trade on the TSX Venture Exchange, OTC “Grey Market” and are quoted for trading on the Frankfurt Stock Exchange.

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

10.H.          Documents on Display

Documents responsive to this item may be obtained by request from the Company at its principal executive offices and from SEDAR, www.sedar.com

10.I.          Subsidiary Information

Not applicable

Item 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

A 10% strengthening of the US Dollars against Canadian Dollars would have increased the net equity by approximately $198,201 (2019 - $79,527) due to reduction in the value of net liability balance. A 10% of weakening of the US Dollar against Canadian Dollar at December 31, 2020 would have had the equal but opposite effect. The significant financial instruments of the Company, their carrying values and the exposure to other denominated monetary assets and liabilities, as of December 31, 2020 are as follows:

	2020	2019
	USD	USD
Cash	820,597	61,075
Accounts receivable	751,586	613,127
Accounts payable	15,468	61,885

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

	RMB	USD	USD	USD	USD
		At 12/31/2020	+0.05	+0.10	+0.15
Year-end Exchange Rate For 1 RMB to USD		0.1532	0. 1608	0.1685	0.1761
Annual Revenue from China	9,038,828	1,384,491	1,453,716	1,522,940	1,592,165
Accounts Receivable	8,069,865	1,236,074	1,297,877	1,359,681	1,421,485

	USD	CAD	CAD	CAD	CAD
		Year 2020	+0.05	+0.10	+0.15
Average Annual Exchange Rate for 1 USD to CAD		1.3412	1.4083	1.4753	1.5424
Annual Revenue from China	1,314,505	1,763,015	1,851,165	1,939,316	2,027,467

	USD	CAD	CAD	CAD	CAD
		At 12/31/2020	+0.05	+0.10	+0.15
Year-end Exchange Rate for 1 USD to CAD		1.2754	1.3392	1.4029	1.4667
Cash	820,597	1,046,589	1,098,919	1,151,248	1,203,578
Accounts Receivable	715,358	912,368	957,986	1,003,604	1,049,223
Accounts Payable	15,468	19,728	20,714	21,701	22,687

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2020 based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that, as of December 31, 2020 the Company’s internal control over financial reporting was effective at the reasonable assurance level.

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

ITEM 16B.   CODE OF ETHICS

The Company has adopted a “Code of Conduct”, the text of such code is available through its internet website, www.lingomedia.com .

ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES

Nature of Services	Fees Paid to Auditor Year-ended December 31, 2020	Fees Paid to Auditor Year-ended December 31, 2019	Fees Paid to Auditor Year-ended December 31, 2018
Audit Fees (1)	74,712	80,240	86,294
Audit-Related Fees (2)	12,863	12,530	8,050
Tax Fees (3)	4,000	7,000	4,029
All Other Fees (4)	Nil	Nil	Nil
Total	91,574	99,770	98,374

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

Audited Financial Statements

Auditor's Report, dated April 30, 2021

Consolidated Balance Sheets at December 31, 2020 and December 31, 2019

Consolidated Statements of Comprehensive Income for the years ended December 31, 2020, 2019, and 2018

Consolidated Statements of Changes in Equity for the years ended December 31, 2020, 2019, and 2018

Consolidated Statements of Cash Flows for the years ended December 31, 2020, 2019, and 2018

Notes to Financial Statements

ITEM 19.          EXHIBITS

1.1	Articles of Amendment. Certificates of Incorporation, By-Laws/Articles, incorporated by reference from the Lingo Media Inc. F-1 Registration Statement filed August 20, 2002.

a.	Amended By-Laws of the Company incorporated by reference from the Lingo Media Corporation Form 20-F/A filed February 17, 2012.

12.1.	Certificate of the CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2.	Certificate of the CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certificate of the CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused this annual report to be signed on its behalf.

LINGO MEDIA CORPORATION

By:	/s/ Gali Bar-Ziv

Gali Bar-Ziv
President and Chief Executive Officer

By:	/s/ Khurram Qureshi

Khurram R. Qureshi
Chief Financial Officer
May 14, 2021

LINGO MEDIA CORPORATION

Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

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

RSM Canada LLP, an independent firm of Chartered Professional Accountants, is appointed by the Audit Committee of the Board to audit the consolidated financial statements and report directly to them their report follows. The external auditors have full and free access to, and meet periodically and separately with, both the Audit Committee and management to discuss their audit findings.

April 30, 2021

/s/ Gali Bar-Ziv	/s/ Khurram Qureshi
President & CEO	Chief Financial Officer

2

3

LINGO MEDIA CORPORATION

Consolidated Financial Statements

As at December 31, 2020 and December 31, 2019

LINGO MEDIA CORPORATION

Consolidated Balance Sheets

(Expressed in Canadian Dollars, unless otherwise stated)

As at December 31, 2020 and December 31, 2019

	Notes	December 31, 2020	December 31, 2019
ASSETS
Current Assets
Cash		$1,212,778	$442,489
Accounts and grants receivable	5,14, 16, 19	973,852	838,502
Prepaid and other receivables		168,932	121,603
		2,355,562	1,402,594
Non-Current Assets
Property and equipment	6	23,685	35,215
Right-of-use assets	7	16,788	514,181

TOTAL ASSETS		$2,396,035	$1,951,990

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable		$82,125	$226,001
Accrued liabilities	20	138,715	191,993
Contract liabilities	8	218,566	192,958
Lease obligation	7	19,600	75,116
		459,006	686,068
Non-Current Liabilities
Loans payable	9	70,000	-
Lease obligation	7	-	499,646
TOTAL LIABILITIES		529,006	1,185,714
Equity
Share capital	10	21,914,722	21,914,722
Share-based payment reserve	11	4,072,176	4,049,032
Accumulated other comprehensive income		(352,764)	(319,994)
Deficit		(23,767,105)	(24,877,484)
TOTAL EQUITY		1,867,029	766,276
TOTAL LIABILITIES AND EQUITY		$2,396,035	$1,951,990

The accompanying notes are an integral part of these consolidated financial statements.

These consolidated financial statements are authorized for issue by the Board of Directors on April 30, 2021.

/s/ Gali Bar-Ziv	/s/ Jerry Grafstein
Director	Director

LINGO MEDIA CORPORATION

Consolidated Statements of Comprehensive Income (Loss)

For the years ended December 31, 2020, 2019 and 2018

(Expressed in Canadian Dollars, unless otherwise stated)

	Notes	2020	2019	2018
Revenue	16, 18	$2,102,054	$1,956,222	$1,940,182
Expenses
Selling, general and administrative	14	74,108	997,159	1,200,766
Bad debt (recovery)		32,386	(85,491)	(293,379)
Direct costs		329,409	212,307	271,020
Development costs		266,462	196,605	481,992
Share-based payments	11	23,144	93,865	162,489
Depreciation – right-of-use asset	7	17,346	83,381	-
Depreciation – property and equipment	6	13,846	18,208	18,369
Total Expenses		756,701	1,516,034	1,841,257
Income /(Loss) from Operations		1,345,353	440,188	98,925
Net Finance Charges
Interest expense		7,331	83,750	51,898
Foreign exchange (gain) loss		34,200	10,584	(38,351)
Profit / (Loss) Before Income Tax		1,303,822	345,854	85,378
Income tax expense	13	193,443	183,288	189,534
Net Profit / (Loss) for the Year		1,110,379	162,566	(104,156)
Other Comprehensive Income
Items that may be subsequently transferred to net profit (loss). Exchange gain (loss) on translating foreign operations		(32,770)	(48,749)	32,202
Total Comprehensive Income (Loss)		$1,077,609	$113,817	$(71,954)
Earnings (Loss) per Share
Basic	12	$0.03	$0.00	$(0.00)
Diluted	12	$0.03	$0.00	$(0.00)
Weighted Average Number of Common Shares Outstanding
Basic	12	35,529,192	35,529,192	35,529,192
Diluted	12	39,485,448	39,134,192	35,529,192

The accompanying notes are an integral part of these consolidated financial statements.

LINGO MEDIA CORPORATION

Consolidated Statements of Changes in Equity

For the years ended December 31, 2020, 2019 and 2018

(Expressed in Canadian Dollars, unless otherwise stated)

	Issued Share Capital (Note 10)		Share-Based Payment	Accumulated Other Comprehensive	Deficit	Total Equity
	Number of common shares	Amount	Reserve	Income
Balance as at January 1, 2018	35,529,192	$21,914,722	$3,792,678	$(303,447)	$(24,850,199)	$553,754
Contract adjustment for 2017	-	-	-	-	(85,695)	(85,695)
Loss for the year	-	-	-	-	(104,156)	(104,156)
Other comprehensive loss	-	-	-	32,202	-	32,202
Share-based payments charged to operations	-	-	162,489	-	-	162,489
Balance as at December 31, 2018	35,529,192	$21,914,722	$3,955,167	$(271,245)	$(25,040,050)	$558,594
Profit for the year	-	-	-	-	162,566	162,566
Other comprehensive gain	-	-	-	(48,749)	-	(48,749)
Share-based payments charged to operations	-	-	93,865	-	-	93,865
Balance as at December 31, 2019	35,529,192	$21,914,722	$4,049,032	$(319,994)	$(24,877,484)	$766,276
Profit for the year	-	-	-	-	1,110,379	1,110,379
Other comprehensive loss	-	-	-	(32,770)	-	(32,770)
Share-based payments charged to operations	-	-	23,144	-	-	23,144
Balance as at December 31, 2020	35,529,192	$21,914,722	$4,072,176	$(352,764)	$(23,767,105)	$1,867,029

No preference shares were issued at December 31, 2020, 2019 and 2018.

The accompanying notes are an integral part of these consolidated financial statements.

LINGO MEDIA CORPORATION

Consolidated Statements of Cash Flows

For the years ended December 31, 2020, 2019 and 2018

(Expressed in Canadian Dollars, unless otherwise stated)

	2020	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES
Net Profit (Loss) for the Year	$1,110,379	$162,566	$(104,156)
Adjustments to Net Profit (Loss) for Non-Cash Items:
Share-based payments	23,144	93,865	162,489
Unrealized foreign exchange (gain) loss	(32,770)	(48,558)	32,378
Lease reassessment	(19,599)	-	(23,147)
Loan forgiveness	(30,000)	-	-
Bad debt	32,386	-	-
Depreciation - right-of-use asset	17,346	83,381	-
Depreciation - property and equipment	13,846	18,208	18,369
Operating Profit (Loss) before Working Capital Changes	1,114,732	309,462	85,933
Working Capital Adjustments:
Accounts and grants receivable	(167,736)	74,956	57,008
Prepaid and other receivables	(47,329)	(20,064)	103,943
Accounts payable	(143,873)	(86,033)	(176,602)
Accrued liabilities	(53,278)	24,435	12,402
Contract liabilities	25,608	(24,301)	131,564

Cash Generated from Operating Activities	728,124	278,455	214,248
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(2,319)	(450)	(7,839)
Cash Used in Investing Activities	(2,319)	(450)	(7,839)
CASH FLOWS FROM FINANCING ACTIVITIES
Payment of principal portion of lease obligation	(55,516)	(69,359)	-
Proceeds from loans	-	537,972	420,000
Proceeds from loans - CEBA	100,000	-	-
Repayment of loans	-	(537,972)	(720,000)
Cash Generated (used in) from Financing Activities	44,484	(69,359)	(300,000)
NET INCREASE (DECREASE) IN CASH	770,289	208,646	(93,591)
Cash at the Beginning of the Year	442,489	233,843	327,434
Cash at the End of the Year	$1,212,778	$442,489	$233,843

Supplemental cash flow information in Note 18

The accompanying notes are an integral part of these consolidated financial statements.

LINGO MEDIA CORPORATION Notes to Consolidated Financial Statements December 31, 2020, 2019 and 2018 (Expressed in Canadian Dollars, unless otherwise stated)

1.	CORPORATE INFORMATION

Lingo Media Corporation (“Lingo Media” or the “Company”) is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of Ontario and its shares are listed on the TSX Venture Exchange under the symbol “LM” and inter-listed on the OTC Marketplace under the symbol “LMDCF” and Frankfurt Exchange under the symbol “LIMA”. The consolidated financial statements of the Company as at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 comprise the Company and its wholly-owned subsidiaries: Lingo Learning Inc., ELL Technologies Ltd., Lingo Group Limited, ELL Technologies Limited, Vizualize Technologies Corporation, Speak2Me Inc., and Parlo Corporation (the “Group”).

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

The head office, principal address and registered office of the Company is located at 151 Bloor Street West, Suite 609, Toronto, Ontario, Canada, M5S 1S4.

2.	BASIS OF PREPARATION

2.1	Statement of compliance

These consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”). These consolidated financial statements were authorized by the Board of Directors on April 30, 2021.

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

LINGO MEDIA CORPORATION Notes to Consolidated Financial Statements December 31, 2020, 2019 and 2018 (Expressed in Canadian Dollars, unless otherwise stated)

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

Judgement has been exercised in considering the impacts that the Coronavirus (COVID-19) pandemic has had, or may have, on the consolidated entity based on known information. This consideration extends to the nature of the products and services offered, customers, staffing and geographic regions in which the consolidated entity operates. Other than as addressed in specific notes, there does not currently appear to be either any significant impact upon the financial statements or any significant uncertainties with respect to events or conditions which may impact the consolidated entity unfavourably as at the reporting date or subsequently as a result of the COVID-19 pandemic.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Adopted accounting standards

On October 31, 2018, the IASB issued amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors for ‘Definition of Material,’ to clarify the definition of ‘material’ and to align the definition used in the Conceptual Framework and the standards themselves. The amendments are effective for annual reporting periods beginning on or after January 1, 2020. The Company has adopted the accounting standard in its consolidated financial statements.

Future Accounting Changes:

Management is evaluating the impact of the narrow-scope amendments to IAS 1, IFRS 9, IAS 16 and IAS 37 on the Company. The amendments are effective for annual reporting periods beginning on or after January 1, 2022. Management continues to monitor changes to IFRS and has implemented applicable IASB changes to standards, new interpretations and annual improvements.

LINGO MEDIA CORPORATION Notes to Consolidated Financial Statements December 31, 2020, 2019 and 2018 (Expressed in Canadian Dollars, unless otherwise stated)

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

4.1	Lease

The Company recognizes a right-of-use asset and a lease obligation under IFRS 16. The right-of-use asset is measured at cost, which comprises the initial amount of the lease liability, adjusted for, as applicable, any lease payments made at or before the commencement date net of any lease incentives received, any initial direct costs incurred, and, except where included in the cost of inventories, an estimate of costs expected to be incurred for dismantling and removing the underlying asset, and restoring the site or asset.

Right-of-use assets are depreciated on a straight-line basis over the unexpired period of the lease or the estimated useful life of the asset, whichever is the shorter. Where the consolidated entity expects to obtain ownership of the leased asset at the end of the lease term, the depreciation is over its estimated useful life. Right-of use assets are subject to impairment or adjusted for any remeasurement of lease liabilities.

The Company has elected not to recognise a right-of-use asset and corresponding lease liability for short-term leases with terms of 12 months or less and leases of low-value assets. Lease payments on these assets are expensed to profit or loss as incurred.

A lease obligation is initially recognised at the present value of the lease payments to be made over the term of the lease, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the consolidated entity's incremental borrowing rate. Lease payments comprise of fixed payments less any lease incentives receivable, variable lease payments that depend on an index or a rate, amounts expected to be paid under residual value guarantees, exercise price of a purchase option when the exercise of the option is reasonably certain to occur, and any anticipated termination penalties. The variable lease payments that do not depend on an index or a rate are expensed in the period in which they are incurred.

Lease obligation is measured at amortized cost using the effective interest method. The carrying amounts are remeasured if there is a change in the following: future lease payments arising from a change in an index or a rate used; residual guarantee; lease term; certainty of a purchase option and termination penalties. When a lease obligation is remeasured, an adjustment is made to the corresponding right-of use asset, or to profit or loss if the carrying amount of the right-of-use asset is fully written down.

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

LINGO MEDIA CORPORATION Notes to Consolidated Financial Statements December 31, 2020, 2019 and 2018 (Expressed in Canadian Dollars, unless otherwise stated)

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

Online-based licenses

Online-based licensing revenue is generated from contracts with customers. The Company provides the right to access to hosted software over a contract term without the customer taking possession of the software. Revenue recognition commences on the date an executed contract exists and the customer has the right to access to the hosted software. Online-based licensing revenues are generated by Online language learning segment and relate to short-term contracts, recognized using straight-line method over the terms of the license period.

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

LINGO MEDIA CORPORATION Notes to Consolidated Financial Statements December 31, 2020, 2019 and 2018 (Expressed in Canadian Dollars, unless otherwise stated)

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

Comprehensive income (loss) measures net profit for the period plus other comprehensive income. Other comprehensive income (loss) consists of changes in equity, such as changes to foreign currency translation adjustments of foreign operations during the period. Amounts reported as other comprehensive income are accumulated in a separate component of equity as accumulated other comprehensive income.

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

LINGO MEDIA CORPORATION Notes to Consolidated Financial Statements December 31, 2020, 2019 and 2018 (Expressed in Canadian Dollars, unless otherwise stated)

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

4.7	Government grants

The Company receives government grants based on certain eligibility. These government grants are recorded as a reduction of general and administrative expenses to offset direct costs funded by the grant during the period in which there is reasonable assurance that the Company will comply with the conditions attached to them and the grant will be received. The Company records a liability for the repayment of the grants and a charge to operations in the period in which conditions arise that will cause the government grants to be repayable.

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

LINGO MEDIA CORPORATION Notes to Consolidated Financial Statements December 31, 2020, 2019 and 2018 (Expressed in Canadian Dollars, unless otherwise stated)

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

4.9	Foreign currency translation (Cont’d)

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

LINGO MEDIA CORPORATION Notes to Consolidated Financial Statements December 31, 2020, 2019 and 2018 (Expressed in Canadian Dollars, unless otherwise stated)

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

LINGO MEDIA CORPORATION Notes to Consolidated Financial Statements December 31, 2020, 2019 and 2018 (Expressed in Canadian Dollars, unless otherwise stated)

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

5.	ACCOUNTS AND GRANTS RECEIVABLE

	December 31, 2020	December 31, 2019
Trade receivable	$973,852	$816,226
Government grants receivable (Note 14)	-	22,276
	$973,852	$838,502

As at December 31, 2020, the Company had accounts receivable of $197,126 (2019 - $133,740) greater than 30 days overdue and not impaired.

6.	PROPERTY AND EQUIPMENT

	Computer and office equipment	Leasehold Improvements	Total
Cost, January 1, 2019	$97,875	$33,180	$131,055
Additions	450	-	450
Write off	(12,126)	-	(12,126)
Effect of foreign exchange	(1,371)	-	(1,371)
Cost, December 31, 2019	$84,828	$33,180	118,008
Additions	2,319	-	-
Effect of foreign exchange	(195)	-	2,124
Cost, December 31, 2020	$86,952	$33,180	$120,132

Accumulated depreciation, January 1, 2019	$66,278	$11,613	$77,891
Charge for the year	6,595	11,613	18,208
Write off	(12,126)	-	(12,126)
Effect of foreign exchange	(1,180)	-	(1,180)
Accumulated depreciation, December 31, 2019	59,567	23,226	$82,793
Charge for the year	5,314	8,532	13,846
Effect of foreign exchange	(192)	-	(192)
Accumulated depreciation, December 31, 2020	$64,689	$31,758	$96,447
Net book value, December 31, 2019	$25,261	$9,954	$35,215
Net book value, December 31, 2020	$22,263	$1,422	$23,685

LINGO MEDIA CORPORATION Notes to Consolidated Financial Statements December 31, 2020, 2019 and 2018 (Expressed in Canadian Dollars, unless otherwise stated)

7.	RIGHT-OF-USE ASSET AND LEASE OBLIGATION

The Company has one office facility under lease. The lease term is 5 years from 2016, with an option to renew the lease for another 5 year term after that date. The Company will not renew the lease on expiry. This resulted in a lease reassessment due to the shorter term and a reduction in the Right-of-Use Asset and Lease Obligation.

Non-cancellable lease rentals are payable as follows:

Less than 1 year	$42,523
Between 1 and 5 years	-
$42,523

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

For the year ended December 31, 2020, variable lease payments of $19,600 were recorded.

The Company has equipment leases and office lease in Beijing which it has determined are not recognized as right of use assets or lease liabilities as they are short-term lease and low dollar value. The Beijing office lease expense for the year is $13,605.

The Company’s lease obligation and movements therein during the year ended December 31, 2020:

Lease Obligation
Lease obligation recognized on adoption of IFRS 16 on January 1, 2019	$644,121
Accretion on lease liability	48,239
Lease payment	(117,598)
Lease obligation at December 31, 2019	574,762

Accretion on lease liability	42,482
Lease payment	(117,598)
Adjustment from lease reassessment	(480,046)
Lease obligation at December 31, 2020	$19,600

LINGO MEDIA CORPORATION Notes to Consolidated Financial Statements December 31, 2020, 2019 and 2018 (Expressed in Canadian Dollars, unless otherwise stated)

7.	RIGHT-OF-USE ASSET AND LEASE OBLIGATION (Cont’d)

The Company’s right-of-use assets and movements therein during the year ended December 31, 2020:

Office Lease
Right-of-use assets recognized on adoption of IFRS 16 on January 1, 2019	$644,121
Lease inducement recognized as a reduction of right-of-use asset on adoption	(46,559)
Depreciation on right-of-use assets	(83,381)
Right-of-use assets at December 31, 2019	514,181
Adjustment from lease reassessment	(480,047)
Depreciation on right-of-use assets	(17,346)
Right-of-use assets at December 31, 2020	$16,788

8.	CONTRACT LIABILITIES

The following table presents changes in the contract liabilities balance:

Balance, January 1, 2019	$217,259
Amounts invoiced and revenue deferred as at December 31, 2019	201,779
Recognition of deferred revenue included in the year	(226,080)
Balance, December 31, 2019	$192,958
Amounts invoiced and revenue deferred as at December 31, 2020	267,227
Recognition of deferred revenue included in the year	(241,619)
Balance, December 31, 2020	$218,566

9.	LOANS PAYABLE

During the year, the Company received loans of $100,000 through Canadian Emergency Business Account Program (“CEBA Loan”), which provides financial relief for Canadian small business during the COVID-19 pandemic. The CEBA loan has an initial term date on December 31, 2020 (the “Initial Term Date”) and may be extended to December 31, 2025. The CEBA Loan is non-revolving, with an interest rate being 0% per annum prior to the initial Term Date. Repayment of principal is not required before December 31, 2022. The loan payments can be made at any time without fees or penalties. Repaying the balance of the CEBA loan on or before December 31, 2022 will result in a loan forgiveness of $30,000. The loan forgiveness has been recorded as a reduction of general and administrative expense.

10.	SHARE CAPITAL

Authorized

Unlimited number of preference shares with no par value

Unlimited number of common shares with no par value

LINGO MEDIA CORPORATION Notes to Consolidated Financial Statements December 31, 2020, 2019 and 2018 (Expressed in Canadian Dollars, unless otherwise stated)

11.	SHARE-BASED PAYMENTS

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

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contract Life (Years)
Outstanding as at January 1, 2018	3,999,000	$0.21	2.77
Granted	2,920,000	0.07	2.89
Expired	(25,000)	0.23	-
Forfeited	(90,000)	0.23	-
Outstanding as at January 1, 2019	6,804,000	$0.19	2.26
Granted	1,050,000	0.08	2.14
Forfeited	(1,212,000)	0.21	1.18
Outstanding as at January 1, 2020	6,642,000	$0.13	1.52

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contract Life (Years)
Outstanding as at January 1, 2020	6,642,000	$0.13	1.52
Granted	450,000	0.05	2.10
Expired	(2,730,000)	0.20	-
Forfeited	(122,000)	0.18	-
Outstanding as at December 31, 2020	4,240,000	$0.07	1.08

Options exercisable as at December 31, 2018	4,566,000	$0.19
Options exercisable as at December 31, 2019	6,504,500	$0.13
Options exercisable as at December 31, 2020	4,127,500	$0.07

LINGO MEDIA CORPORATION Notes to Consolidated Financial Statements December 31, 2020, 2019 and 2018 (Expressed in Canadian Dollars, unless otherwise stated)

11.	SHARE-BASED PAYMENTS (Cont’d)

The weighted average remaining contractual life for the stock options outstanding as at December 31, 2020 was 1.08 years (2019 – 1.52 years, 2018 – 2.26 years). The range of exercise prices for the stock options outstanding as at December 31, 2020 was $0.05 - $0.13 (2019 - $0.07 - $0.23, 2018 - $0.07 - $0.23). The weighted average grant-date fair value of stock options granted to management, employees, directors and consultants during 2020 has been estimated at $0.0355 (2019 - $0.05, 2018 - $0.0436) using the Black-Scholes option-pricing model.

The pricing model assumed the weighted average risk free interest rates of 1.37% (2019 – 2.19%, 2018 – 2.19%) weighted average expected dividend yields of Nil (2019 – Nil, 2018 – Nil), the weighted average expected common stock price volatility (based on historical trading) of 123% (2019 – 105%, 2018 – 98%), a forfeiture rate of zero, a weighted average stock price of $0.08 (2019 - $0.13, 2018 - $0.07), a weighted average exercise price of $0.05 (2019 - $0.13, 2018 - $0.07), and a weighted average expected life of 3 years (2019 – 3 years, 2018 – 3 years), which were estimated based on past experience with stock options and option contract specifics.

12.	EARNINGS (LOSS) PER SHARE

The income and weighted average number of common shares used in the calculation of basic and diluted income (loss) per share for the years ended December 31, 2020 2019, and 2018 were as follows:

	2020	2019	2018
Weighted average number of common shares used as the denominator in calculating basic earnings per share	35,529,192	35,529,192	35,529,192
Adjustments for calculation of diluted earnings per share:
Options	3,956,256	3,605,000	-
Weighted average number of common shares and potential common shares used as the denominator in calculating diluted earnings per share	39,485,448	39,134,192	35,529,192
Basic earnings (loss) per share	$0.03	$0.00	$0.00
Diluted earnings (loss) per share	$0.03	$0.00	$0.00

13.	INCOME TAXES

The provision for income taxes reflects an effective income tax rate, which differs from the Canadian corporate income tax rate as follows:

	2020	2019	2018
Combined basic Canadian federal and provincial income tax rate	26.5%	26.50%	26.50%
Effective income tax	$293,975	$43,080	$(27,602)
Increase (decrease) resulting from change in the deferred tax assets not recognized	(286,989)	(421,000)	1,839,000
Withholding tax	193,443	183,288	189,534
Non-deductible items	55,544	(66,925)	46,369
Change in prior year estimates	(62,530)	444,845	(1,857,767)
	$193,443	$183,288	$189,534

LINGO MEDIA CORPORATION Notes to Consolidated Financial Statements December 31, 2020, 2019 and 2018 (Expressed in Canadian Dollars, unless otherwise stated)

13.	INCOME TAXES (Cont’d)

The tax effect of temporary differences representing deferred tax assets is as follows:

	2020	2019
Deferred tax assets:
Loss carry forwards	$7,267,000	$7,712,000
Lease obligation	5,000	152,000
	7,267,000	7,864,000
Deferred tax assets not recognized	(7,266,000)	(7,724,000)
Deferred tax assets recognized	6,000	140,000
Property and equipment	(2,000)	(4,000)
Right-of-use asset	(4,000)	(136,000)
Net deferred tax assets	$-	$-

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

At December 31, 2020, the Company has non-capital losses available for carry forward for Canadian income tax purposes amounting to approximately $23,620,000. These losses expire in the following fiscal years:

2026	$-
2027	-
2028	1,231,000
2029	2,991,000
2030	4,356,000
2031	4,646,000
2032	1,188,000
2033	806,000
2034	436,000
2035	54,000
2036	420,000
2037	5,082,000
2038	1,359,000
2039	1,051,000
2040	-
$23,620,000

The Company has capital loss of $1,334,000 available in Canada. The Company also has capital losses of $4,646,000 available and trade losses of approximately $628,000 available for use in the United Kingdom.

LINGO MEDIA CORPORATION Notes to Consolidated Financial Statements December 31, 2020, 2019 and 2018 (Expressed in Canadian Dollars, unless otherwise stated)

14.	GOVERNMENT GRANTS AND SUBSIDIES

Government Grants

Included as a reduction of selling, general and administrative expenses are government grants of $279,017 (2019 - $235,387, 2018 - $242,813), relating to the Company's publishing and software projects. At the end of the year, $Nil (2019 - $22,276, 2018 - $Nil) is included in accounts and grants receivable.

One government grant for the print-based English language learning segment is repayable in the event that the segment’s annual net income before tax for the current year and the previous two years exceeds 15% of revenue. During 2019 and 2018, the conditions for the repayment of grants did not arise and no liability was recorded.

Ontario Interactive Digital Media Tax Credit

Included as a reduction of Selling, General and Administrative Expenses is Ontario Interactive Digital Media Tax Credit (“OIDMTC”). The Company received an approval and funding of its grant from the Province of Ontario’s (“OIDMTC”) in the amount of $904,940 during 2020 and was recognized as a reduction in selling, general and administrative expenses. The OIDMTC is a refundable tax credit based on eligible Ontario labour expenditures in additional to eligible marketing and distribution expenditures claimed by a qualifying corporation with respect to interactive digital media products. The Ontario Creates Interactive Digital Media (“IDM”) Fund Concept Definition and Production programs provide content creators with funding for high quality, original interactive digital media content projects that make a positive contribution to the Ontario economy.

The fund assesses innovative interactive media projects, including e-learning, that are deemed to contribute to education and learning through the application of text, images, and other multimedia. The approval process involves a full audit of the product and processes.

Canada Emergency Wage Subsidy

The Canada Emergency Wage Subsidy (“CEWS”) was announced on March 27, 2020. Effective April 11, 2020, the CEWS came into force providing a wage subsidy to eligible Canadian employers to enable them to continue to pay their Canadian employees through their own payroll. Due to the impact of COVID-19, the Company applied for CEWS and received $182,118 during the year and recorded this amount as a reduction of general and administrative expense.

Canada Emergency Rent Subsidy

The Canadian government introduced the new Canada Emergency Rent Subsidy (“CERS”) to provide direct relief to organization that continue to be economically impacted by the COVID-19 pandemic. The new rent subsidy was available retroactive to September 27, 2020, until June 2021. The Company applied for CERS and received $27,309 during 2020 and recorded this amount as a reduction of general and administrative expense.

14.	FINANCIAL INSTRUMENTS

a.	Fair Values

The carrying value of cash and accounts and grants receivable, approximates their fair value due to the liquidity of these instruments. The carrying values of accounts payables and accrued liabilities and loans payables approximate their fair value.

LINGO MEDIA CORPORATION Notes to Consolidated Financial Statements December 31, 2020, 2019 and 2018 (Expressed in Canadian Dollars, unless otherwise stated)

14.	FINANCIAL INSTRUMENTS (Cont’d)

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

A 10% strengthening of the US Dollars against Canadian Dollars would have increased the net equity by approximately $198,201 (2019 - $79,527) due to reduction in the value of net liability balance. A 10% of weakening of the US Dollar against Canadian Dollar at December 31, 2020 would have had the equal but opposite effect. The significant financial instruments of the Company, their carrying values and the exposure to other denominated monetary assets and liabilities, as of December 31, 2020 are as follows:

	2020	2019
	USD	USD
Cash	820,597	61,075
Accounts receivable	715,358	613,127
Accounts payable	15,468	61,885

(ii)	Liquidity Risk

The Company manages its liquidity risk by preparing and monitoring forecasts of cash expenditures to ensure that it will have sufficient liquidity to meet liabilities when due. The Company’s accounts payable and accrued liabilities generally have maturities of less than 90 days. At December 31, 2020, the Company had cash of $1,212,778 (2019 - $442,489), accounts and grants receivable of $973,852 (2019 - $838,502) to settle current liabilities of $459,006 (2019 - $686,068).

(iii)	Credit Risk

Credit risk refers to the risk that one party to a financial instrument will cause a financial loss for the counterparty by failing to discharge an obligation. The Company is primarily exposed to credit risk through accounts receivable. The maximum credit risk exposure is limited to the reported amounts of these financial assets. Credit risk is managed by ongoing review of the amount and aging of accounts receivable balances. As at December 31, 2020, the Company has outstanding receivables of $973,852 (2019 - $838,502). The Company reviews the components of these accounts on a regular basis to evaluate and monitor this risk. The Company’s customers are generally financially established organizations, which limits the credit risk relating to the customers.

LINGO MEDIA CORPORATION Notes to Consolidated Financial Statements December 31, 2020, 2019 and 2018 (Expressed in Canadian Dollars, unless otherwise stated)

14.	FINANCIAL INSTRUMENTS (Cont’d)

(iii)	Credit Risk (Cont’d)

In addition, credit reviews by the Company take into account the counterparty’s financial position, past experience and other factors. As at December 31, 2020, approximately 37%, $197,126 (2019 – 68%, $133,740) of accounts receivable balances over 30 days were not impaired. The consolidated entity has a credit risk exposure with a government agency of the People’s Republic of China, which as at December 31, 2020 owed the consolidated entity $924,096 (95% of trade receivables) (2019: $740,494 (89% of trade receivables)).This balance was within its terms of trade and no impairment was made as at December 31, 2020. The Company’s payment terms range from 30 days to 60 days from the invoice date. There are no guarantees against this receivable but management closely monitors the receivable balance on a monthly basis and is in regular contact with this customer to mitigate risk. Management believes that the expected credit loss allowance is adequate. The Company deposits its cash with high credit quality financial institutions, with the majority deposited within Canadian Tier 1 Banks.

15.	MAJOR CUSTOMER

The Company had sales to a major customer in 2020, 2019 and 2018, a government agency of the People’s Republic of China. The total percentage of sales to this customer during the year was 84% (2019 – 86%, 2018– 80%) and the total percentage of accounts receivable at December 31, 2020 was 95% (2019 – 91%, 2018 – 89%).

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

The Company includes equity, comprised of issued share capital, warrants, share-based payments reserve and deficit, in the definition of capital. The Company is dependent on cash flow from co-publishing and licensing agreements and external financing to fund its activities. In order to carry out planned development of its products and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There has been no change to the Company’s capital management from the approach used in 2020 or 2019.

17.	SEGMENTED INFORMATION

The Company operates two distinct reportable business segments as follows:

License of Intellectual Property (Print-Based English Language Learning): Lingo Learning is a print-based publisher of English language learning textbook programs in China. It earns higher royalties from Licensing Sales compared to Finished Product Sales.

Online and Offline Language Learning (Online English Language Learning): ELL Technologies is a global web-based educational technology (“EdTech”) language learning, training, and assessment company. The Company provides the right to access to hosted software over a contract term without the customer taking possession of the software. The Company also provides offline licenses for the right to use perpetual language-learning.

LINGO MEDIA CORPORATION Notes to Consolidated Financial Statements December 31, 2020, 2019 and 2018 (Expressed in Canadian Dollars, unless otherwise stated)

17.	SEGMENTED INFORMATION (Cont’d)

Transactions between operating segments and reporting segement are recorded at the exchange amount and eliminated upon consolidation.

2020	Online English Language Learning	Print-Based English Language Learning	Head Office	Total
Segmented assets	$239,632	$2,125,622	$30,781	$2,396,035
Segmented liabilities	281,740	159,718	87,548	529,006
Segmented revenue - online	331,701	-	-	331,701
Segmented revenue – royalty	8,335	1,762,018	-	1,770,353
Segmented direct costs	109,498	219,911	-	329,409
Segmented selling, general & administrative expense	(566,064)	71,477	568,695	74,108
Segmented other expense	300,784	222,118	581	523,483
Segmented profit (loss)	495,817	1,248,512	(569,276)	1,175,053

2019	Online English Language Learning	Print-Based English Language Learning	Head Office	Total
Segmented assets	$136,648	$1,739,269	$75,973	$1,951,990
Segmented liabilities	286,109	675,856	223,749	1,185,714
Segmented revenue - online	259,172	-	-	259,172
Segmented revenue – royalty	22,846	1,674,204		1,697,050
Segmented direct costs	124,471	87,836	-	212,307
Segmented selling, general & administrative expense	224,320	247,673	525,166	997,159
Segmented other expense	116,212	279,056	723	395,991
Segmented profit (loss)	(182,985)	1,059,639	(525,889)	350,765

2018	Online English Language Learning	Print-Based English Language Learning	Head Office	Total
Segmented assets	$141,238	$1,087,463	$73,303	$1,302,004
Segmented liabilities	348,214	160,750	234,446	743,410
Segmented revenue - online	206,955	-	-	206,955
Segmented revenue – offline	8,012	-	-	8,012
Segmented revenue – royalty	38,701	1,686,514	-	1,725,215
Segmented direct costs	180,832	90,188	-	271,020
Segmented selling, general & administrative expense	348,436	64,580	787,750	1,200,766
Segmented other expense	10,918	196,079	905	207,902
Segmented profit (loss)	(475,131)	1,335,666	(788,655)	71,879

LINGO MEDIA CORPORATION Notes to Consolidated Financial Statements December 31, 2020, 2019 and 2018 (Expressed in Canadian Dollars, unless otherwise stated)

17.	SEGMENTED INFORMATION (Cont’d)

Other Financial Items	2020	2019	2018
Print-Based English language learning segment income	$1,248,512	$1,059,639	$1,335,666
Online language learning segment income (loss)	495,817	(182,985)	(475,131)
Head office	(569,276)	(525,889)	(788,655)
Foreign exchange gain (loss)	(34,200)	(10,584)	38,351
Interest and other financial	(7,331)	(83,750)	(51,898)
Share-based payments	(23,144)	(93,865)	(162,489)
Other comprehensive income (loss)	(32,770)	(48,749)	32,202
Total Comprehensive Income (Loss)	$1,077,609	$113,817	$(71,954)

Revenue by Geographic Region

	2020	2019	2018
Latin America	$277,856	$214,381	$187,008
China	1,774,175	1,684,872	1,702,249
Other	50,023	56,929	50,925
	$2,102,054	$1,956,222	$1,940,182

Identifiable Non-Current Assets by Geographic Region

	2020	2019	2018
Canada	$40,021	$548,829	$52,131
China	452	567	1,033
	$40,473	$549,396	$53,164

18.	SUPPLEMENTAL CASH FLOW INFORMATION

	2020	2019	2018
Income taxes and other taxes paid	$193,443	$183,288	$189,534
Interest paid	$7,331	$83,750	$51,898

19.	RELATED PARTY BALANCES AND TRANSACTIONS

During the year, the Company had the following transactions with related parties, made in the normal course of operations, and accounted for at an amount of consideration established and agreed to by the Company and related parties.

a.

The Company charged $24,000 (2019 - $84,442, 2018 - $165,726) to three corporations with directors in common for rent, administration, office charges and telecommunications of which, $13,078 is included in accounts receivable.

b.

Key management compensation was $392,766 (2019 – $335,000, 2018 – $360,672) and is reflected as consulting fees paid to corporations owned by a director and officers of the Company, of which, $Nil (2019 - $53,000, 2018 - $17,065) is unpaid and included in accrued liabilities. Options granted to key management was $5,325 ($2019 - $nil, 2018 - $25,988).

LINGO MEDIA CORPORATION Notes to Consolidated Financial Statements December 31, 2020, 2019 and 2018 (Expressed in Canadian Dollars, unless otherwise stated)

20.	COVID-19

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

Trading Symbols (TSX-V: LM; OTC: LMDCF) 151 Bloor St West Suite 609 Toronto, Ontario Canada M5S 1S4 Tel : 416.927.7000 Fax : 416.927.1222 www.lingomedia.com

Lingo Media Corporation

Form 51 – 102 F1

Management Discussion & Analysis

For the Year Ended December 31, 2020

April 30, 2021

MANAGEMENT DISCUSSION & ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

Notice to Reader

The following Management Discussion & Analysis ("MD&A") of Lingo Media Corporation’s (the "Company" or "Lingo Media") financial condition and results of operations, prepared as of April 30, 2021, should be read in conjunction with the Company's Consolidated Financial Statements and accompanying Notes for the years ended December 31, 2020 and 2019, which have been prepared in accordance with International Financial Reporting Standards are incorporated by reference herein and form an integral part of this MD&A.  All dollar amounts are in Canadian Dollars unless stated otherwise. These documents can be found on the SEDAR website www.sedar.com.

Our MD&A is intended to enable readers to gain an understanding of Lingo Media’s current results and financial position. To do so, we provide information and analysis comparing the results of operations and financial position for the current year to those of the preceding comparable year. We also provide analysis and commentary that we believe is required to assess the Company's prospects. Accordingly, certain sections of this report contain forward-looking statements that are based on current plans and expectations. These forward-looking statements are affected by risks and uncertainties that are discussed in this document and that could have a material impact on prospects. Readers are cautioned that actual results could vary.

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

Lingo Media’s two distinct business units include ELL Technologies and Lingo Learning. ELL Technologies is an online educational technology (“EdTech”) language learning training and assessment company that creates innovative software-as-a-service elearning solutions. ELL Technologies market consists of educational institutions (such as schools, high schools, vocation schools, universitites, etc.) and corporations. ELL Technologies sells and markets its online language learning soluitons in Latin America, Asia, Europe, and the U.S. Lingo Learning is a print-based publisher of English language learning textbook programs in China. The Company has formed successful relationships with key government and industry organizations, establishing a strong presence in China’s education market.

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

Lingo Media’s strategy is to focus on sales channels and relationships while continuously developing its content and technology offerings.

Operational & Corporate Highlights

●	Online English Language Learning:
✓	entered into an agreement to sell English for Success to Liberty University
✓	entered into an agreement with one of the largest global language learning providers in Colombia to market its Campus program as a white label solution to their customers base
✓	added advanced functionality for distributors to manage their clients’ relationships through monitoring inventory of licenses and other key metrics
✓	signed new distributor in Costa Rica, Learning 506
✓	signed new distributor in Colombia, CAEÉ S.A.S.
✓	advanced development of its teaching methodology course
✓	enhanced reporting functionality and depth
✓	improved chat functionality
✓	continued development of its new mobile APP
✓	secured two sales contracts with a customer in Japan (first client in Japan)
✓	signed a new distributor in Brazil and two new distributors in Chile
✓	secured sales contracts with two universities in Colombia
✓	conducted a series of webinars in LATAM and Asia for teachers to help them deal with the COVID/remote teaching challenges with over 2,000 attendees

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF; FSE: LIMA) Management Discussion & Analysis
3

✓	in concert with the Canadian Embassy in Colombia, presented to key organizations on how to best teach online
✓	signed a new distributor in China

●	Print-Based English Language Learning:
✓	expanded existing market for PEP Primary English program into one additional province in China

Online Language Learning

ELL Technologies has developed and is marketing one of the largest libraries of online language learning resources in the world. The library has more than 3,000 hours of interactive learning through a number of product offerings that include Winnie’s World, English Academy, Campus, English for Success, Master and Business in addition courses to learn French, Mandarin, Spanish, and Portugues languages. ELL Technologies is primarily marketed in Latin America, Asia, Europe, and now the U.S. through a network of distributors and earns its revenues from online and offline licensing fees from its suite of web-based language learning products and applications.

ELL Technologies’ high-tech, easy to implement eLearning Software-as-a-Service solutions have positioned the Company to provide learners of all ages and levels of English proficiency with a platform to further their language learning development.

All products have been designed by our proprietary tools enabling ELL Technologies to market and sell to academic institutions and governments. Educators who license the platform are able to easily assign, and arrange lessons and courses as they see fit, hence, personalizing the learning to a particular individual’s needs and progress.

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

Summary of our 2020 product development achievements as follows:

●	advanced development of its teacher methodology course
●	completed advanced functionality for distributors to manage the relationship with their clients through inventory of licenses and other key metrics
●	completed the development of resource allocation functionality in the LMS for teachers
●	enhanced reporting functionality and depth
●	improved chat functionality
●	added alerts and notifications to distributor and client dashboards
●	added content focusing on basic level for English for Success product (Pre-A1)
●	developed and released a new starter level for English For Success
●	continued work on a new mobile APP
●	initiated development of new assessment and achievement tests
●	provide teachers access to its library of 1800 hours of learning to be assigned to students
●	Add functionality and speed optimization for the LMS
●	continued to develop a new starter level for Campus product

Print-Based English Language Learning

The Company has been operating a textbook publishing business through Lingo Learning, a print-based publisher of English language learning programs in China since 2001. Lingo Learning has an established presence in China’s education market of over 300 million students. To date, it has co-published more than 784 million units from its library of program titles.

Overall Performance

During 2020, Lingo Media recorded revenues of $2,102,054 as compared to $1,956,222 in 2019, an increase of 7%. Net profit was $1,110,379 as compared to net profit $162,566 in 2019 resulting in a $0.03 earning per share as compared to $0.00 earnings per share in 2019. Total comprehensive income was $1,077,609 as compared to a total comprehensive income of $113,817 in 2019. In 2020, the Company received Ontario Interactive Digital Media Tax Credit (“OIDMTC”) of $904,940 which was recorded as reduction of Selling, General and Administrative Expense. In absence of the OIDMTC and corresponding direct cost, the Company’s total comprehensive income would be $399,736 as compared to $113,817 in 2019. Share-based payments of $23,144 was recorded in 2020 as compared to $93,865 in 2019. In addition, cash generated in operations in 2020 was $728,124 as compared to $278,455 in 2019.

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF; FSE: LIMA) Management Discussion & Analysis
5

Online English Language Learning

ELL Technologies earned revenue from its portfolio of products of $340,036 for the year, compared to $282,018 in 2019.

Print-Based English Language Learning

Lingo Media earned royalty revenue of $1,762,018 in 2020 compared to $1,674,204 in 2019 from People’s Education Press and People’s Education & Audio Visual Press.

Market Trends and Business Uncertainties

Lingo Media believes that the global market trends in English language learning remain strong and will continue to grow. COVID-19 forced many schools in our target markets to close. For the majority of the year schools and universities had difficulty forming decisions regarding the purchase of online solutions due to lower admission rate, financial difficulties, and technological challenges. However, towards the end of 2020, we have noticed a growing acceptance towards purchasing and increase demand for our solutions which we anticipate to grow towards 2021.

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

General Financial Condition

As at December 31, 2020 Lingo Media had working capital balance of $1,896,556 compared to $716,526 as at December 31, 2019. Net profit for the year ended December 31, 2020 was $1,110,379 compared to net profit of $162,566 for the year ended December 31, 2019.

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF; FSE: LIMA) Management Discussion & Analysis
6

Financial Highlights

For the Year Ended December 31	2020	2019	2018
Revenue
Print-Based English Language Learning	$1,762,018	$1,674,204	$1,686,514
Online English Language Learning	340,036	282,018	253,668
	2,102,054	1,956,222	1,940,182
Net Profit (Loss) for the Year	1,110,379	162,566	(104,156)
Earnings per Share
Basic	0.03	$0.00	$(0.00)
Fully Diluted	0.03	$0.00	$(0.00)
Total Assets	2,396,035	1,951,990	1,302,004
Working Capital	1,896,556	716,526	505,430
Cash Provided – Operations	728,124	278,455	214,248

The Company had cash on hand as at December 31, 2020 of $1,212,778 (2019 - $442,489) and accounts receivable of $973,852 (2019 - $838,502) to settle its current liabilities of $459,009 (2019 - $686,068) leaving a working capital balance of $1,896,556 (2019 - $716,526).

Results of Operations

During the year, Lingo Media earned $340,036 in online licensing sales revenue as compared to $282,018 in 2019.

Revenues from Print-Based English language learning for the period were $1,762,018 compared to $1,674,204 in 2019 as a result of increasing in Print-based sales in China. Direct costs associated with publishing revenue are relatively modest and have been consistent throughout the years. The Company continues to maintain its relationship with PEP and is investing in new updated editions of its programs and marketing activities to maintain and increase its royalty revenues.

During 2020, Lingo Media recorded revenues of $2,102,054 as compared to $1,956,222 in 2019. Net profit was $1,110,379 as compared to net profit $162,566 in 2019 resulting in a $0.03 earnings per share as compared to $0.00 earnings per share in 2019. In 2020, the Company received Ontario Interactive Digital Media Tax Credit (“OIDMTC”) of $904,940 which was recorded as reduction of Selling, General and Administrative Expense.

Selling, General and Administrative

Selling, general and administrative expenses were $74,108 compared to $997,159 in 2019. Selling, general and administrative expenses for the three segments are segregated below.

(i)	Print-Based English Language Learning

Selling, general and administrative cost for print-based publishing decreased from $247,673 in 2019 to $71,477 in 2020 is primarily due to receiving government subsidies. The following is a breakdown of selling, general and administrative costs directly related to print-based English language learning:

For the Year Ended December 31	2020	2019
Sales, marketing & administration	$62,634	$53,056
General admin expense recovery	(30,221)	(83,771)
Consulting fees & salaries	402,588	399,044
Travel	16,613	40,402
Premises	61,796	59,665
Professional fees	12,041	14,664
Less: Grants	(279,017)	(235,387)
Government subsidies	(174,957)	-
	$71,477	$247,673

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF; FSE: LIMA) Management Discussion & Analysis
7

(ii)	Online English Language Learning

Selling, general and administrative recovery related to online English language learning was ($566,064) for the year compared to an expense of $224,320 in 2019. The recovery is primarily due to the Company received Ontario Interactive Digital Media Tax Credit (“OIDMTC”) and government COVID-19 subsidies.

For the Year Ended December 31	2020	2019
Sales, marketing & administration	$104,407	$152,803
General admin expense recovery	(10,000)	(1,737)
Consulting fees & salaries	31,243	560
Travel	4,066	11,331
Premises	48,000	48,000
Professional fees	4,035	13,362
Less: Government subsidies	(69,942)	-
OIDMTC	(904,940)	-
Direct Cost – media tax credit	227,067	-
	(566,064)	$224,320

(iii)	Head Office

Selling, general and administrative costs related to head office was $568,695 for the year compared to $525,166 in 2019. Selling, general and administrative costs for this reporting unit increased in 2020 as compared to 2019, which is the result of decrease on expenditures related to professional fees and sharesholder services.

For the Year Ended December 31	2020	2019
Sales, marketing & administration	$54,678	$67,862
Consulting fees & salaries	370,255	315,810
Travel	-	1,249
Shareholder services	70,603	62,465
Professional fees	73,159	77,781
	$568,695	525,166
Total Selling and Administrative Expenses	$74,108	$997,159

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF; FSE: LIMA) Management Discussion & Analysis
8

Net Income

Total comprehensive income for the Company was $1,077,609 for the year ended December 31, 2020 as compared to total comprehensive income $113,817 in 2019. Total comprehensive income can be attributed to the two operating segments and head office as a reporting segement as shown below:

Online ELL	2020	2019
Revenue	$340,036	$282,018
Expenses:
Direct costs	109,498	124,471
General & administrative	(566,064)	224,320
Bad debt expense	32,386	(85,491)
Amortization of property & equipment	1,030	1,280
Development costs	266,462	196,609
Income taxes and other taxes	907	3,814
	(155,781)	465,003
Segmented Profit (Loss) - Online ELL	495,817	(182,985)

Print-Based ELL
Revenue	1,762,018	1,674,204
Expenses:
Direct costs	219,911	87,836
General & administrative	71,477	247,673
Amortization of property & equipment	12,235	16,201
Amortization of office lease	17,346	83,381
Income taxes and other taxes	192,537	179,475
	513,506	614,565
Segmented Profit – Print-Based ELL	1,248,512	1,059,639

Head Office
Expenses:
General & administrative	568,695	525,166
Amortization of property & equipment	581	723
	569,276	525,889
Total Segmented Profit	$1,175,053	$350,765

Other
Foreign exchange gain (loss)	(34,200)	38,351
Interest and other financial expenses	(7,331)	(51,898)
Share-based payment	(23,144)	(162,489)
Other comprehensive income (loss)	(32,770)	32,202
	(97,445)	(143,834)
Total Comprehensive Income (Loss)	$1,077,609	$(113,817)

Foreign Exchange

The Company recorded foreign exchange loss of $34,200 as compared to foreign exchange loss of $10,584 in 2019, relating to the Company's currency risk through its activities denominated in foreign currencies as it is exposed to foreign exchange risk as a significant portion of its revenue and expenses are denominated in Chinese Renminbi and US Dollars.

Share-Based Payments

The Company amortizes share-based payments with a corresponding increase to the contributed surplus account. During the year, the Company recorded an expense of $23,144 compared to $93,865 in 2019.

Net Profit for the Year

The Company reported a net profit of $1,110,379 for the year as compared to net profit of $162,566 in 2019.

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF; FSE: LIMA) Management Discussion & Analysis
9

Total Comprehensive Income

The total comprehensive income is calculated after the application of exchange differences on translating foreign operations gain/(loss). The Company reported a total comprehensive income of $1,077,609 for the year ended December 31, 2020, as compared to a comprehensive income of $113,817 in 2019.

Summary of Quarterly Results

	Q1-20	Q2-20	Q3-20	Q4 – 20
Revenue	97,124	977,389	68,775	$958,766
Income / (Loss) Before Taxes and Other Comprehensive Income	237,055	727,949	(356,241)	695,059
Total Comprehensive Income / (Loss)	399,080	567,802	(400,723)	511,450
Income / (Loss) per Share (Basic)	$0.01	$0.02	$(0.01)	$0.01
	Q1 – 19	Q2 – 19	Q3 – 19	Q4 – 19
Revenue	$111,964	$895,205	$117,545	$831,508
Income / (Loss) Before Taxes and Other Comprehensive Income	(306,962)	520,553	(300,438)	432,701
Total Comprehensive Income / (Loss)	(328,899)	418,142	(320,519)	345,093
Income / (Loss) per Share (Basic)	$(0.00)	$0.01	$(0.01)	$0.01

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

Fourth Quarter 2020

In the fourth quarter, the Company earned revenue of $958,766 in 2020 as compared to $831,508 same period in 2019, an increase of 15% as a result of an increase of online licensing sales. In Q4, the Company records royalty revenues as discussed above. The Company recorded a total comprehensive income of $511,450 in the fourth quarter as compared to $345,093 in the same period of 2019. The improvement in profitability was primarily due to increase of online licensing sales and decrease of direct costs and development costs.

Liquidity and Capital Resources

As at December 31, 2020, the Company had cash of $1,212,778 compared to $442,489 in 2019. Accounts and grants receivable of $973,852 were outstanding at the end of the year compared to $838,502 in 2019. With 96% of the receivables from PEP and the balance due from ELL Technologies’ customers, the Company does not anticipate an effect on its liquidity. Total current assets amounted to $2,355,562 (2019 - $1,402,594) with current liabilities of $459,006 (2019 - $686,068) resulting in working capital balance of $1,896,556 (2019 - $716,526).

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

The Company charged $24,000 (2019 - $84,442, 2018 - $165,726) to three corporations with directors in common for rent, administration, office charges and telecommunications of which $13,078 is included in accounts receivable.

Key management compensation was $392,766 (2019 - $335,000, 2018 – $360,672) and is reflected as consulting fees and commissions paid to corporations owned by officers of the Company, of which, $Nil (2019 - $53,000 , 2018 - $17,065) is unpaid and included in accounts payable and accrued liabilities. Options granted to key management was $5,325 ($2019 - $nil, 2018 - $25,988).

Recently Adopted Account Policy

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

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF; FSE: LIMA) Management Discussion & Analysis
12

Additional Disclosure

PROPERTY AND EQUIPMENT

	Computer and Office Equipment	Leasehold Improvements	Total
Cost, January 1, 2019	$97,875	$33,180	$131,055
Additions	450	-	450
Write off	(12,126)	-	(12,126)
Effect of foreign exchange	(1,371)	-	(1,371)
Cost, December 31, 2019	$84,828	$33,180	$118,008
Additions	2,319	-	-
Effect of foreign exchange	(1,371)	-	2,124
Cost, December 31, 2020	$86,952	$33,180	$120,132

Accumulated depreciation, January 1, 2019	$66,278	$11,613	$77,891
Charge for the year	6,595	11,613	18,208
Write off	(12,126)	-	(12,126)
Effect of foreign exchange	(1,180)	-	(1,180)
Accumulated depreciation, December 31, 2019	59,567	$23,226	$82,793
Charge for the year	5,314	8,532	13,846
Effect of foreign exchange	(192)	-	(192)
Accumulated depreciation, December 31, 2020	$64,689	$31,758	$96,447

Net book value, December 31, 2019	$25,261	$9,954	$35,215
Net book value, December 31, 2020	$22,263	$1,422	$23,685

RIGHT-OF-USE ASSET AND LEASE OBLIGATION

The Company has one office facility under lease. The lease term is 5 years from 2016, with an option to renew the lease for another 5 year term after that date.

Non-cancellable lease rentals are payable as follows:

Less than 1 year	$42,523
Between 1 and 5 years	-
$42,523

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

For the year ended December 31, 2020, variable lease payments of $19,600 were recorded.

The Company has equipment leases and and office lease in Beijing which it has determined are not recognized as right of use assets or lease liabilities as they are short-term and low dollar value.

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF; FSE: LIMA) Management Discussion & Analysis
13

The Company’s lease obligation and movements therein during the year ended December 31, 2020:

Lease Obligation

Lease obligation recognized on adoption of IFRS 16 on January 1, 2019	$644,121
Accretion on lease liability	48,239
Lease payment	(117,598)
Lease obligation recognized on December 31, 2019	$574,762
Accretion on lease liability	42,482
Lease payment	(117,598)
Adjustment from lease modification	(480,046)
Lease obligation at December 31, 2020	$19,600

The Company’s right-of-use assets and movements therein during the year ended December 31, 2020:

Office Lease

Right-of-use assets recognized on adoption of IFRS 16 on January 1, 2019	$644,121
Lease inducement recognized as a reduction of right-of-use asset on adoption	(46,559)
Depreciation on right-of-use assets	(83,381)
Right-of-use assets on December 31, 2019	$514,181
Adjustment related to non-current lease obligation	(480,047)
Depreciation on right-of-use assets	(17,346)
Right-of-use assets at December 31, 2020	$16,788

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

The Company’s exposure to the risk of changesin foreign exchange rates relates primarily to the Company’s monetary assets and liabilities denominated in currencies other than the Canadian Dollar and the Company’s net investments in foreign subsidiaries.

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF; FSE: LIMA) Management Discussion & Analysis
14

The Company operates internationally and is exposed to foreign exchange risk as certain expenditures are denominated in non-Canadian Dollar currencies.

The Company has been exposed to this fluctuation and has not implemented a program against these foreign exchange fluctuations.

A 10% strengthening of the US Dollars against Canadian Dollars would have increased the net equity by approximately $198,201 (2019 - $79,527) due to reduction in the value of net liability balance. A 10% of weakening of the US Dollar against Canadian Dollar at December 31, 2020 would have had the equal but opposite effect. The significant financial instruments of the Company, their carrying values and the exposure to other denominated monetary assets and liabilities, as of December 31, 2020 are as follows:

	2020	2019
	USD	USD
Cash	820,597	61,075
Accounts receivable	751,586	613,127
Accounts payable	15,468	61,885

(ii)

Liquidity Risk

The Company manages its liquidity risk by preparing and monitoring forecasts of cash expenditures to ensure that it will have sufficient liquidity to meet liabilities when due. The Company’s accounts payable and accrued liabilities generally have maturities of less than 90 days. At December 31, 2020, the Company had cash of $1,212,778 (2019 - $442,489), accounts and grants receivable of $973,852 (2019 - $838,502) to settle current liabilities of $459,006 (2019 - $686,068).

(iii)

Credit Risk

Credit risk refers to the risk that one party to a financial instrument will cause a financial loss for the counterparty by failing to discharge an obligation. The Company is primarily exposed to credit risk through accounts receivable. The maximum credit risk exposure is limited to the reported amounts of these financial assets. Credit risk is managed by ongoing review of the amount and aging of accounts receivable balances. As at December 31, 2020, the Company has outstanding receivables of $973,852 (2019 - $838,502). The Company reviews the components of these accounts on a regular basis to evaluate and monitor this risk. The Company’s customers are generally financially established organizations, which limits the credit risk relating to the customers.

In addition, credit reviews by the Company take into account the counterparty’s financial position, past experience and other factors. As at December 31, 2020, approximately 37%, $197,126 (2019 – 68%, $133,740) of accounts receivable balances over 30 days were not impaired. The consolidated entity has a credit risk exposure with a company located in China, which as at December 31, 2020 owed the consolidated entity $924,096 (95% of trade receivables) (2019: $740,494 (89% of trade receivables)).This balance was within its terms of trade and no impairment was made as at December 31, 2020. The Company’s payment terms range from 30 days to 60 days from the invoice date. There are no guarantees against this receivable but management closely monitors the receivable balance on a monthly basis and is in regular contact with this customer to mitigate risk. Management believes that the expected credit loss allowance is adequate. The Company deposits its cash with high credit quality financial institutions, with the majority deposited within Canadian Tier 1 Banks.

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF; FSE: LIMA) Management Discussion & Analysis
15

Disclosure of Outstanding Share Data

As of April 30, 2021, the followings are outstanding:

Common Shares – 35,529,192

Warrants – Nil

Stock Options – 4,240,000

Approval

The Directors of Lingo Media have approved the disclosure contained in this MD&A.

Additional Information

Additional information relating to the Company can be found on SEDAR at www.sedar.com.

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF; FSE: LIMA) Management Discussion & Analysis
16